Form 20-F
period 2013-12-31
58.com Inc.
filed 2014-04-23
CIK 1525494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM                      TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report....................

Commission file number: 001-36140

58.com Inc.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Block E, The North American International Business Center Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101 People’s Republic of China
(Address of principal executive offices)

Hao Zhou, Chief Financial Officer

Telephone: +(86 10) 5139 5858

Block E, The North American International Business Center
Yi 108 Beiyuan Road, Chaoyang District,

Beijing 100101

People’s Republic of China

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American depositary shares, each representing two Class A ordinary shares	New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*	New York Stock Exchange*

* Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 158,876,693 ordinary shares, par value US$0.00001 per share, being the sum of 27,064,706 Class A ordinary shares and 131,811,987 Class B ordinary shares as of December 31, 2013.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares of 58.com Inc.;

•	“58.com,” “we,” “us,” “our company,” and “our” refer to 58.com Inc., its subsidiaries and its consolidated variable interest entities;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;

•	“Renminbi” or “RMB” refers to the legal currency of China;

•	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and

•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	the expected growth of the content and application delivery services market;

•	our expectations regarding demand for, and market acceptance of, our services;

•	our expectations regarding keeping and strengthening our relationships with customers;

•	our plans to invest in research and development to enhance our solution and service offerings; and

•	general economic and business conditions in the regions where we provide our solutions and services.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3.D. Key Information —Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. Our summary data of consolidated statements of comprehensive income/(loss) and summary consolidated cash flow data presented below for the years ended December 31, 2011, 2012 and 2013 and our summary consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our summary data of consolidated statements of comprehensive income/(loss), and summary consolidated cash flow data presented below for the years ended December 31, 2010 and our summary consolidated balance sheet data as of December 31, 2010 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2010	2011	2012	2013
	(in thousands of US$, except for share, per share and per ADS data)
Summary Data of Consolidated Statements of Comprehensive Income/(Loss):
Revenues:
Membership	3,447	19,654	47,919	85,725
Online marketing services	6,597	15,500	28,509	58,457
Other services	658	6,380	10,694	1,565

Total revenues	10,702	41,534	87,122	145,747
Cost of revenues(1)	2,330	6,301	10,406	8,471

Gross profit	8,372	35,233	76,716	137,276
Operating expenses(1):
Sales and marketing expenses	16,783	100,134	76,422	84,534
Research and development expenses	2,247	7,784	18,464	25,138
General and administrative expenses	3,170	10,721	13,088	12,983

Total operating expenses	22,200	118,639	107,974	122,655

Income/(loss) from operations	(13,828)	(83,406)	(31,258)	14,621

Net income/(loss)	(13,871)	(83,402)	(30,401)	19,557

Accretions to preference shares redemption values	(860)	(6,547)	(10,233)	(9,134)
Deemed dividends to preference shareholders	(664)	—	—	—
Income attributable to preference shareholders	—	—	—	(1,230)

Net income/(loss) attributable to ordinary shareholders	(15,395)	(89,949)	(40,634)	9,193

Net income/(loss)	(13,871)	(83,402)	(30,401)	19,557
Foreign currency translation adjustment, net of nil tax	(38)	2	(48)	(570)

Comprehensive income/(loss)	(13,909)	(83,400)	(30,449)	18,987

Net income/(loss) per ordinary share attributable to ordinary shareholders—basic	(0.30)	(2.03)	(0.92)	0.14
Net income/(loss) per ordinary share attributable to ordinary shareholders—diluted	(0.30)	(2.03)	(0.92)	0.13
Net income/(loss) per ADS(2) attributable to ordinary shareholders—basic	(0.61)	(4.07)	(1.84)	0.29
Net income/(loss) per ADS(2) attributable to ordinary shareholders—diluted	(0.61)	(4.07)	(1.84)	0.27
Weighted average number of ordinary shares used in computing basic earnings per share	50,589,146	44,245,388	44,245,388	63,717,007
Weighted average number of ordinary shares used in computing diluted earnings per share	50,589,146	44,245,388	44,245,388	69,159,524

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013
	(in thousands of US$)
Cost of revenues	112	26	30	36
Sales and marketing expenses	47	225	270	445
Research and development expenses	429	443	489	996
General and administrative expenses	1,194	1,276	882	1,388
Total	1,782	1,970	1,671	2,865

(2)	Each ADS represents two Class A ordinary shares.

	As of December 31,
	2010	2011	2012	2013
	(in thousands of US$)
Summary Data of Consolidated Balance Sheets:
Cash, cash equivalents, term deposits and short-term investments	45,655	45,485	35,647	311,095
Total assets	51,426	65,994	56,456	333,341
Deferred revenues	4,838	15,399	28,955	55,099
Customer advances and deposits	507	3,813	11,040	21,369
Total liabilities	11,128	50,016	69,003	113,058
Total mezzanine equity	65,627	129,284	139,517	—
Total shareholders’ equity/(deficit)	(25,329)	(113,306)	(152,064)	220,283

	For the Year Ended December 31,
	2010	2011	2012	2013
	(in thousands of US$)
Summary Data of Consolidated Statements of Cash Flows:
Net cash provided by/(used in) operating activities	(5,922)	(50,323)	(4,728)	66,304
Cash used in purchase of property and equipment	(2,522)	(5,655)	(5,227)	(4,177)
Net cash used in investing activities	(2,522)	(10,455)	(27,153)	(230,046)
Net cash provided by financing activities	53,246	57,110	253	213,343

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in RMB. This annual report contains translations of RMB amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.0537 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 31, 2013. We make no representation that any RMB or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or RMB, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of RMB into foreign exchange and through restrictions on foreign trade. On April 18, 2014, the certified exchange rate was RMB6.2240 to US$1.00.

The following table sets forth information concerning exchange rates between the RMB and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange rate
Period	Period End	Average(1)	Low	High
	(RMB Per US$1.00)
2009	6.8259	6.8295	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
October	6.0943	6.1032	6.1209	6.0815
November	6.0922	6.0929	6.0993	6.0903
December	6.0537	6.0738	6.0927	6.0537
2014
January	6.0590	6.0509	6.0600	6.0402
February	6.1448	6.0816	6.1448	6.0591
March	6.2164	6.1729	6.2273	6.1183
April (through April 18, 2014)	6.2240	6.2121	6.2240	6.1966

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We operate in a fast-evolving industry, which makes it difficult to evaluate our business and prospects.

We commenced operations in 2005 and many of the elements of our business are evolving and relatively unproven. The markets for our technology and products and services are relatively new and rapidly developing and are subject to significant challenges. Our business plan relies heavily upon growing our user base and exploring new market opportunities, and we may not succeed in any of these respects.

As the online marketing services and mobile services industries in China are relatively young and untested, there are few proven methods of projecting user demand or available industry standards on which we can rely. We cannot assure you that our attempts to expand our user base and products and services will be successful, profitable or widely accepted and therefore the future revenue and income potential of our business are difficult to evaluate. You should consider our prospects in light of the risks and uncertainties fast-growing companies with limited operating histories may encounter.

If we fail to continually anticipate user preferences and provide attractive services on our online marketplace, we may not be able to grow and retain our user base.

Our success depends on our ability to grow and retain our user base. In order to attract and retain users and compete against our direct competitors and other industry or content-specific vertical websites, we must continue to innovate and introduce services that our users find useful and attract them to use our online marketplace more frequently and become our paying users. For example, we must continue to develop new content categories on our online marketplace that appeal to our users. The popularity of online marketing services and other internet services is difficult to predict, and we cannot be certain that the services we offer will continue to be popular with our users or sufficiently successful to offset the costs incurred to offer these services. Given that we operate in a rapidly evolving industry in China, we need to continually anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to anticipate and meet the needs of our users, the size of our user base may decrease. A decrease in our user base would render our online marketplace less attractive to merchants and may reduce our membership and online marketing revenues, which may have a material and adverse effect on our marketing business, financial condition and results of operations.

If we fail to retain existing or attract new local merchants to use our online marketplace and pay for our membership and online marketing services, our business, financial condition and prospects may be materially and adversely affected.

The success of our business depends on our ability to attract and retain local merchants that provide information on our online marketplace to consumers and pay for our membership and online marketing services and to offer attractive products and services to our consumer users. If we are unable to grow and maintain a healthy ecosystem of local merchants, our users may find our online marketplace to be less useful than expected and may not continue to use our online marketplace. This in turn may affect our ability to attract new merchants and convince existing merchants to renew their paid memberships or increase their level of spending on our services. Our membership contracts have terms ranging from one month to one year. A significant portion of our paying merchant members are small and medium-sized local merchants who fail to renew their membership contracts upon expiration for a number of reasons. The competitive landscape of such local merchants changes quickly and may have temporary recruiting or marketing needs from time to time. In addition, our efforts to provide greater incentives for our existing paying merchant members to use our online marketing services, including marketing activities to highlight the value of differentiated paying merchant members-only services, may not be successful. Our customers may terminate their memberships or other spending on our online marketing services because we no longer serve their needs or because their demands can be better fulfilled by our competitors or other service providers. Decisions by our customers not to renew their memberships or not to use our online marketing services could reduce our revenues, as well as cause us to incur additional cost in attracting new paying merchant members and other customers. A significant increase in local merchant attrition or decrease in local merchant spending on our services would have an adverse effect on our business, financial condition and results of operations.

We incurred net loss and experienced negative cash flow from operations in the past. We may not be able to maintain profitability or positive net cash flow from operations.

We have incurred net losses historically and we may incur losses in the future as we grow our business. In 2011 and 2012, we incurred net loss of US$83.4 million and US$30.4 million, respectively. In addition, we had negative cash flow from operations of US$50.3 million and US$4.7 million in 2011 and 2012, respectively. We generated net income of US$19.6 million and had positive cash flow from operations of US$66.3 million in 2013. Our historical net loss and negative cash flow from operations are primarily related to sales and marketing expenses, research and development expenses, and other costs and expenses we incurred to build, operate and expand our online marketplace, grow our user base and establish our market position. We expect that we will continue to incur marketing and sales, research and development and other expenses to launch new services and grow our user base, which may affect our profitability and operating cash flow in the future.

Our future profitability may also be significantly impacted by the success of our recent and new service offerings, such as our mobile services. As competition in these new services intensifies in China, we may choose to invest heavily to gain market share, which may adversely affect our profitability.

In addition, our ability to achieve or maintain profitability is affected by various factors that are beyond our control. For example, our revenues and profitability depend on the continuous development of the online marketing industry in China and local merchants’ allocation of more of their budgets to online marketing services companies. We cannot assure you that online marketing services companies will become more widely accepted in China or that merchants will increase their spending on online marketing services websites.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected and we may incur net loss in the future. If we are unable to maintain positive operating cash flows, we may need to seek debt or equity financing or may cease to operate as a going concern. Further equity financings may dilute our existing shareholders.

We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

We face intense competition. Our competitors in the online marketing space include industry or content-specific vertical websites whose information serve the same underlying industries as certain content categories of our online marketplace, as well as smaller or regional online classifieds websites. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily on the basis of user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities.

We believe that our competitiveness depends upon many factors both within and beyond our control, including our ability to increase our brand recognition and continue to develop user loyalty, our ability to keep up with the technological developments and users’ changing demands and our ability to raise sufficient capital to sustain and expand our business. For example, we may have to increase our sales and marketing expenses from time to time to promote our brand, especially when the competition is intense. Some of our current and potential competitors may have greater financial, marketing, user traffic and other resources than we have. In addition, local content providers may be acquired by, receive investments from or enter into strategic relationships with larger, well-established and well-financed companies or investors. Certain of our competitors may be able to devote greater resources to marketing and promotional campaigns and devote substantially more resources to website and system development than us. Increased competition may reduce our market share and require us to increase our marketing and promotion efforts, which could negatively affect our operating margins or force us to incur losses. There can be no assurance that we will be able to compete successfully against current and future competitors or maintain our leading position or level of user traffic in the online marketing services market in China, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to effectively manage our growth and expansion or implement our business strategies, in which case our business and results of operations may be materially and adversely affected.

We have experienced a period of rapid growth and expansion, which has placed, and continues to place, significant strain on our management and resources. We cannot assure you that this level of significant growth and expansion will be sustainable or achieved at all in the future. We believe that our continued growth and expansion will depend on our ability to develop new sources of revenue, attract new users, paying merchant members and customers, retain and expand paying merchant members and customers, encourage additional spending by our customers, continue developing innovative technologies in response to user demand, increase brand awareness through marketing and promotional activities, react to changes in user access to and use of the internet, expand into new market segments, integrate new devices, platforms and operating systems and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above.

To manage our growth and expansion, and to attain and maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with our paying merchant members and customers. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to operate in new cities in China, including a number of small cities in China, where we may have difficulty in adjusting to local market demands and regulatory requirements. We cannot assure you that we will be able to effectively manage our growth and expansion or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

Any damage to our reputation and brand or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

We believe that the market recognition and reputation of our brand have significantly contributed to the success of our business. Maintaining and enhancing our brand is critical to our success and ability to compete. Many factors, some of which are beyond our control, may negatively impact our brand and reputation, such as:

•	any failure to maintain a pleasant and reliable experience for users as their preferences evolve and as we expand into new services;

•	any decrease in brand awareness among our existing and potential users; and

•	any negative publicity about us or online marketing services or mobile services in general, including any actual or perceived security or product or service quality problems involving online marketing services providers in China.

Although all of our paying merchant members and a portion of our registered users go through certain verification procedures, fraudulent transactions and sale of counterfeit or pirated, as well as faulty or defective, items through our online marketplace have occurred in the past and may occur in the future. In the past, we found several counterfeit products sold through our website primarily relating to our group buying business, which we significantly scaled back since mid-2012, and immediately stopped the sellers from selling such counterfeit products. Although we do not believe that we are responsible for the sellers’ wrongdoings, several Chinese media reported the incidents and accused us of failure to safeguard buyers’ rights on our website. These incidents and any similar incidents or true or untrue claims of such incidents could harm our reputation, impair our ability to attract and retain users and grow our base of paying customers. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to develop our user loyalty and increase positive awareness of our website, our results of operations may be materially and adversely affected.

We have incurred significant costs on a variety of marketing efforts, including significant advertising expenses, designed to attract users, and some marketing campaigns and methods may turn out to be ineffective.

We have invested significantly in marketing to promote public awareness of online marketing services, enhance our brand recognition and drive user growth, including incurring US$68.5 million, US$25.1 million and US$22.7 million in advertising expenses in 2011, 2012 and 2013, respectively. Such advertising expenses represented 68.4%, 32.8% and 26.9% of our total sales and marketing expenses and 164.9%, 28.8% and 15.6% of our revenues in the corresponding periods. Our marketing activities may not be well received by users and may not attract the additional traffic that we anticipated. The evolving marketing approaches and tools require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

We derive a significant portion of our revenues from five of China’s major cities and we face market risk due to our concentration in these major urban areas.

We derive a significant portion of our revenues from five of China’s major cities: Beijing, Shanghai, Shenzhen, Guangzhou and Chengdu. We expect these five cities to continue to be important sources of revenues in all of our content categories. If any of these major cities experience events which negatively impact the internet industry, such as a serious economic downturn or contraction, a natural disaster, or slower economic growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our revenues and profitability could be materially reduced. Any of these cities may experience decreases in demand for services related to specific content categories on our marketplace, such as housing or automotive, due to local policies, regulations or economic conditions. In addition, if a competitor, including a local competitor whose business focuses on one of these cities, were to gain significant market share in any of these cities, our revenues may be materially and adversely affected.

The markets for online marketing services and mobile services in China are constantly evolving and may not grow as quickly as expected or at all.

Our business and prospects are affected by the development of emerging internet business models in China, including those for online marketing services and mobile services. Our membership services and other online marketing services have distinct business models which may differ from models for these businesses in other markets, such as the United States, and that are in varying stages of development and monetization. Our future success will depend on our ability to respond to rapidly changing technologies, adapt our products and services to evolving industry standards and improve the performance and reliability of our products and services. Our failure to adapt to such changes could harm our business. In addition, changes in user behavior resulting from technological developments may also adversely affect us. We cannot assure you that the online marketing services and mobile services industries in China will continue to grow as rapidly as they have in the past or at all. With the development of technology, new internet services may emerge which are not a part of our service offerings and which may render online marketing services or mobile services less attractive to users. The growth and development of these industries are affected by numerous factors, such as the macroeconomic environment, regulatory changes, technological innovations, development of internet and internet-based services, users’ general online experience, cultural influences and changes in tastes and preferences. If the online marketing services and mobile services industries in China do not grow as quickly as expected or at all, or if we fail to benefit from such growth by successfully implementing our business strategies, our business and prospects may be adversely affected.

If we fail to keep up with the technological developments and users’ changing requirements or to successfully capture and retain a significant portion of the growing number of users that access online marketing services, we may be unable to meet our revenue growth expectations and our results of operation may be adversely affected.

The internet industries in China are subject to rapid and continuous changes in technology, user preferences, the nature of services offered and business models. Our success will depend on our ability to keep up with the changes in technology and user behavior resulting from technological developments. If we do not adapt our services to such changes in an effective and timely manner, we may suffer from decreased user traffic, which may result in a reduction of revenues from our membership services or a decrease in spending on our other services.

Our online marketing services are now accessible to users from many internet-enabled devices, and we offer versions of our services for mobile operating systems, including Android and iOS. An important element of our strategy is to continue to develop our online marketplace and services for mobile devices to capture a greater share of the growing number of users that access online marketing services and other internet services through smartphones and other mobile devices. The lower resolution, functionality and memory associated with some mobile devices make the use of services through such devices more difficult and the services we develop for these devices may fail to prove compelling to users. Manufacturers or distributors may establish unique technical standards for their devices, and our services may not work or be viewable on these devices as a result. As new devices and new services are continually being released, it is difficult to predict the problems we may encounter in developing our services for use on these devices and we may need to devote significant resources to the creation, support and maintenance of such services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that the companies manufacturing or selling these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction with us, which could damage our brand and have a material and adverse effect on our financial results. Furthermore, new online marketing services may emerge which are specifically created to function on mobile platforms, as compared to our online marketing services that were originally designed to be accessed through personal computers, or PCs, and such new services may operate more effectively through mobile devices than our own. If we are unable to attract and retain a substantial number of mobile device users to our services, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, changes in technologies may require substantial capital expenditures in development of new features, applications and services as well as in modification of existing features, applications, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstandings or erroneous predictions of market demand or lack of necessary resources. Failure in keeping up with technological developments may result in our online marketplace being less attractive, and as a result we may be unable to meet our revenue growth expectations and our results of operations may be adversely affected.

If internet search engines’ ranking methodologies are modified or our search result page rankings decline for other reasons, our user traffic could decrease.

We depend in part on various internet companies to direct traffic to our website. Our ability to maintain the number of visitors directed to our website is not entirely within our control. Our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours, or internet companies could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If internet companies modify their search algorithms in ways that are detrimental to our user growth or in ways that make it harder for our users to find our website, or if our competitors’ search engine optimization efforts are more successful than ours, our overall growth in user traffic could slowdown or decrease, and we could lose existing users. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website would harm our business and results of operations.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

We currently depend on the continued services and performance of the key members of our management team, in particular Mr. Jinbo Yao, our chairman and chief executive officer. Mr. Yao is one of our founders and his leadership has played an integral role in our growth. Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their service, we might not be able to replace them easily, in a timely manner, or at all, and our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose users, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a confidentiality and non-competition agreement with us. However, if any dispute arises between our executive officers and key employees, on one hand, and us on the other, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with China’s legal system. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

If we are unable to attract, train and retain qualified personnel, our business may be materially and adversely affected.

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management, technical and marketing personnel with expertise in the online marketing industry. Our field sales and customer service teams are also critical to maintaining the quality of our services as they interact with local merchants on a daily basis. We must continue to attract qualified personnel at a fast pace to keep up with our growing user base and the scale of our operations. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.

The proper functioning of our marketplace, network infrastructure and information technology systems is essential to our business, and any failure to maintain the satisfactory performance, security and integrity of our systems will materially and adversely impair our ability to provide services and affect our business, reputation, financial condition and results of operations.

The proper functioning of our marketplace is essential to the conduct of our business. Specifically, the satisfactory performance, reliability and availability of our website and mobile applications, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain users and provide adequate services. Our revenues depend on the user traffic on our website and the volume of activities that traffic creates.

In addition, our ability to provide consumers and local merchants with a high quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. The risks we face in this area include:

•	our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events;

•	we may encounter problems when upgrading our systems or services and undetected programming errors could adversely affect the performance of the software we use to provide our services. The development and implementation of software upgrades and other improvements to our internet services is a complex process, and issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire user base; and

•	we rely on servers, data centers and other network facilities provided by third parties, and the limited availability of third-party providers with sufficient capacity to house additional network facilities and broadband capacity in China may lead to higher costs or limit our ability to offer certain services or expand our business. In particular, electricity, temperature control or other failures at the data centers we use may adversely affect the operation of our servers or result in service interruptions or data loss.

These and other events in the past occasionally led to and may in the future lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm our systems that result in the unavailability of our website and mobile applications or reduced performance would reduce the attractiveness of the services offered on our online marketplace. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users may be damaged and our users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, partners and others to protect our proprietary rights. We have registered 6 domain names that are material to our business, including www.58.com, and www.58.com.cn, and 35 trademarks in China. As the registrant of the trademarks, Beijing 58 has an exclusive right to use such trademarks in China for the goods or services under the trademark categories that it has registered. Beijing 58 also enjoys the exclusive right to use the domain names that it has registered. However, trademarks may also be invalidated, circumvented, or challenged. For example, under PRC law, certain graphics may not be registered as a trademark and if a registered trademark is found to violate such prohibition, the relevant authority can invalidate the trademark; third parties may challenge such registered trademarks and apply to the authority for invalidation. In addition, if a registered trademark is identical or similar to a well-known trademark or prejudices the existing right obtained by others, it may be invalidated by the relevant authority upon request by the right holder. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

It is often difficult to enforce intellectual property rights in China. Even where adequate laws exist in China, it may not be possible to obtain prompt and equitable enforcement of such laws, or to obtain enforcement of a court judgment or an arbitration award delivered in another jurisdiction, and accordingly, we may not be able to effectively protect our intellectual property rights in China. Policing any unauthorized use of our intellectual property is difficult and costly and the steps we have taken may be inadequate to prevent the misappropriation of our technologies.

We may not be able to successfully halt the operations of websites that aggregate our data as well as data from other companies, including social networks, or “copycat” websites that have misappropriated our data in the past or may misappropriate our data in the future.

From time to time, third parties have misappropriated our data through website scraping, robots or other means and aggregated this data on their websites. In addition, “copycat” websites have misappropriated data on our website and attempted to imitate our brand or the functionality of our website. When we have become aware of such websites, we have taken measures to halt such conduct. However, we may not be able to detect all such websites in a timely manner and the measures we take may be insufficient to stop their conduct. In those cases, our available remedies may not be adequate to protect us against such websites. Regardless of whether we can successfully enforce our rights against these websites, any measures that we may take could require us to expend significant financial or other resources.

We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our website, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair competition against our competitors. As we face increasing competition and sometimes have to take defensive measures in response to competitive pressure and as litigation become more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement and unfair competition claims. Intellectual property and unfair competition claims and litigation may be expensive and time-consuming to investigate and defend, and may divert resources and management attention from the operation of our business. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to be made to our website to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We utilize software that selectively identifies classified information listings on other websites in certain content categories for which our certification procedure is not required and replicates such listings on www.58.com. These replicated listings are not given individualized registered user accounts and are not counted as listings for purposes of calculating the listings per day posted by our users as disclosed in this annual report. If an original poster wants to delete a replicated listing on our website, the poster can either use our online self-help functions or contact our customer service online to delete the listing. We do not explicitly indicate the replicated listings on our website, although we notify our users of the replicated nature of the listings upon inquiry. We believe this is a widespread practice in our industry in China. However, the practice may be deemed to be in violation of the PRC Anti-Unfair Competition Law. If other market participants bring legal claims against us for conducting unfair competition, we may be held liable by the court and be required to pay damages to the plaintiffs equal to the losses suffered by the market participants as a result of the unfair competition practices or, if it is difficult to calculate the losses, equal to the aggregate profits earned through the unfair competition practices and the reasonable expenses incurred by the plaintiffs to investigate the unfair competition practices. We have never generated revenue from replicated listings. In addition, if the replicated listings are protected under copyright law, the practice of replicating listings may be deemed to be copyright infringement. In such case, we may be required to cease the act of infringement, eliminate any influence caused, apologize to and pay damages to the copyright owners and be subject to penalties including confiscation of illegal gains and imposition of fines by the relevant governmental authorities. In addition, we have from time to time been the subject of critical media coverage due to this practice, which could harm our reputation and business.

We may be held liable to third parties for information or content displayed on, retrieved from or linked to our website, or distributed to website users, which could harm our reputation and business.

Our online marketing services enable users to exchange local business or service information, generate content, market products and services, conduct business and engage in various other online activities. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted on our website, generated by our users, or delivered or shared hypertext links to third-party websites, or video or image services, if appropriate licenses and/or third-party consents have not been obtained. Third-parties may also seek to assert claims against us alleging unfair competition or violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources.

We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright or personal rights infringement. In such cases, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our website. Pursuant to the user agreement, a user makes certain representations and warranties relating to the user generated content on our website. See “Item 4.B. Information on the Compamy—Business Overview—Content Management and Monitoring.” However, we have been and in the future may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our website. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to the enforcement mechanism of PRC legal system, which may not be effective. Our data security team also screens our website to eliminate content that we believe may infringe copyrights. Although our internal policy, terms of our user agreements and the screening system are designed to help limit the occurrences and impact of infringing activities, they may not be effective in eliminating such occurrences or dissemination of infringing materials on our website.

Pursuant to PRC national and Beijing local regulations and judicial interpretations, online service providers that provide information storage space for users to upload works or link services may be held liable for damages if such providers know or have reason to know that the works uploaded or linked infringe others’ copyrights. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provide that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they should have known to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any contents made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. This interpretation could subject us and other online service providers to significant administrative burdens and litigation risks.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our services.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries and consolidated affiliated entities are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without the users’ consent. We apply strict management and protection to any information provided by users, and under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People’s Congress and the MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of information of users. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with merchants or others may adversely affect our ability to share certain data with merchants, which may limit certain methods of targeted marketing. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our website. A significant reduction in user traffic could lead to lower revenues from paying users, which could have a material adverse effect on our business, financial condition and results of operations.

We could be liable for any breach of security relating to the third-party online payment platforms we use, and concerns about the security of internet transactions could damage our reputation, deter current and potential users from using our online marketplace and have other adverse consequences to our business.

Users may conduct transactions on our online marketplace through third-party online payment platforms. In these online payment transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales and transactions conducted on our online marketplace will be conducted over the internet as a result of the growing use of online payment platforms. As the prevalence of using online payment methods increases, associated online crimes will likely increase as well. Our current security measures and those of the third-party online payment platform service providers may not be adequate. We must be prepared to increase and enhance our security measures and efforts so that our users have confidence in the reliability of the online payment platforms that we use, which will impose additional costs and expenses and may still not guarantee complete safety. In addition, we do not have control over the security measures of our third-party online payment platform service providers. Security breaches of the online payment platforms that we use could expose us to litigation and possible liability for failing to secure confidential user information and could, among other things, damage our reputation.

A significant barrier to financial transactions or other electronic payment processing platforms over the internet in general has been public concern over the security of online payments. If these concerns are not adequately addressed, they may inhibit the growth of paid online services generally. If an internet or mobile network security breach were to occur and get publicized, the perceived security of the online payment platforms may be damaged, and users concerned about the security of their transactions may become reluctant to purchase our services even if the publicized breach did not involve payment platforms or methods used by us.

If any of the above were to occur and damage our reputation or the perceived security of the online payment platforms that we use, we may lose users and user traffic, and users may be discouraged from purchasing our services, which may have an adverse effect on our business. Any significant reduction in user traffic could lead to lower revenues from membership and online marketing services.

Spammers and malicious applications may make our services less user-friendly and discourage users from using our website or services.

Spammers may use our website and services to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make usage of our website and services more time-consuming and less user-friendly. As a result, our users may use our services less or stop using them altogether. As part of fraudulent spamming activities, spammers typically create multiple user accounts, such as accounts being set-up for the purposes of sending spam messages. Although we have technologies and employees that attempt to identify and delete accounts created for spamming purposes, we are not able to eliminate all spam messages from being sent on our website.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

The global financial markets experienced significant disruptions in 2008 and the United States, Europe and other economies went into recession. The recovery from the lows of 2008 and 2009 was uneven and the global economy has continued to face new challenges, including the escalation of the European sovereign debt crisis in 2011 and the slowdown of the Chinese economy since 2012. It is unclear whether the Chinese economy will resume its high growth rate. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States. There have also been concerns over unrest in the Middle East and Africa, which have resulted in volatility in oil prices and other markets, and over the possibility of a war involving Iran or Ukraine. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China.

The online information services and mobile services industries may be affected by economic downturns. Thus, our business and prospects may be affected by the macroeconomic environment in China. A prolonged slowdown in the Chinese economy may lead to a reduced amount of activities on our marketplace, which could materially and adversely affect our business, financial condition and results of operations. In addition, our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing paying merchant members and customers and recruiting new paying merchant members and customers will be adversely affected, which would in turn negatively impact our business and results of operations.

Moreover, a slowdown or disruption in the global or China’s economy may have a material and adverse impact on financings available to us. The weakness in the economy could erode investors’ confidence, which constitutes the basis of the credit market. The recent financial turmoil affecting the financial markets and banking system may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on commercially reasonable terms, or at all. Although we are uncertain about the extent to which the recent global financial and economic crisis and slowdown of China’s economy may impact our business in the short-term and long-term, there is a risk that our business, results of operations and prospects would be materially and adversely affected by any global economic downturn or disruption or slowdown of China’s economy.

Future strategic alliances or acquisitions may have a material and adverse effect on our business, reputation and results of operations.

We may in the future enter into strategic alliances with various third parties to further our business purposes from time to time. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. In addition, to the extent the strategic partner suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties, and we may have little ability to control or monitor their actions.

In addition, although we have no current acquisition plans, if we are presented with appropriate opportunities, we may acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Acquired assets or businesses may not generate the financial results we expect. Furthermore, acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired business. Moreover, the costs of identifying and consummating acquisitions may be significant. In addition to possible shareholders’ approval, we may also have to obtain approvals and licenses from the relevant government authorities in the PRC for the acquisitions and to comply with any applicable PRC laws and regulations, which could result in increased costs and delay.

Furthermore, the legal requirements on acquisitions by us and our PRC subsidiaries are different from acquisitions by our consolidated affiliated entities. Most importantly, if we or our PRC subsidiaries acquire any domestic companies in China, such acquisition will be subject to PRC laws and regulations on foreign investment. We and our PRC subsidiaries are restricted or prohibited from directly acquiring interests in companies in certain industries under PRC laws and regulations. See “Item 4.B. Information on the Company—Business Oveview—Regulation—Regulations on Value-Added Telecommunication Services.” Our consolidated affiliated entities are not subject to PRC laws and regulations on foreign investment and may acquire PRC companies operating in industries where foreign investments are restricted or prohibited. However, there are uncertainties with respect to the interpretation and application of PRC laws and regulations regarding indirect foreign investments in such industries. See “Risks Related to Our Corporate Structure and Restrictions on Our Industry—Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audits of our consolidated financial statements as of and for the two years ended December 31, 2012, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements timely and properly.

We are still in the process of working with an external consulting firm to conduct a comprehensive assessment of our internal control processes and procedures. We determined that we still had the same material weakness in our internal control over financial reporting as of the year ended December 31, 2013 as we only had a short period of time for remediation and we have not done any testing on our controls.

Though we have taken measures and plan to continue to take measures to remedy these deficiencies, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Furthermore, it is possible that, had our independent registered public accounting firm conducted an audit of our internal control over financial reporting, such firm might have identified additional material weaknesses and deficiencies. We are subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2014. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act; our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

We have granted employee share options and other share-based awards in the past and will continue to do so in the future. We recognize share-based compensation expenses in our consolidated statement of comprehensive income/(loss) in accordance with U.S. GAAP. Any additional grant of employee share options and other share-based awards in the future may have a material adverse effect on our results of operation.

We adopted an employee stock option plan in 2010, or the 2010 plan, and a share incentive plan in 2013, or the 2013 plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2010 plan, we are permitted to issue options to purchase up to 20,173,225 ordinary shares. Under the 2013 plan, we are authorized to grant options, restricted shares, restricted share units or other awards to purchase up to 2,800,000 or more ordinary shares as of March 31, 2014. As of March 31, 2014, restricted share units and options to purchase 9,211,082 ordinary shares were issued and outstanding, options to purchase 1,612,610 ordinary shares had been exercised for which we will issue 1,612,610 Class A ordinary shares to the option holders after the expiration of the 180-day lock-up period in connection with our initial public offering, and 9,969,196 ordinary shares had been granted under the 2010 plan. As a result of these grants and potential future grants, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of these expenses is based on the fair value of the share-based awards. We account for compensation costs for all share options using a fair-value based method and recognize expenses in our consolidated statement of income/(loss) in accordance with U.S. GAAP. The expenses associated with share-based compensation will increase our net loss or decrease our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. Except for the property insurance and third-party liability insurance purchased by Wanglin, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

All of our offices and data centers are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

Risks Related to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity conducting an internet content distribution business. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain business operating licenses for internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an internet content provision license, or ICP license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. Due to a lack of interpretation from MIIT, it is unclear what impact the MIIT Circular will have on us or the other PRC internet companies that have adopted the same or similar corporate and contractual structures as ours. Beijing 58 holds an ICP license, and owns all domain names used in our value-added telecommunications businesses. Beijing 58 is also the owner of all registered trademarks used in our value-added telecommunications businesses and is the applicant of all the applications for trademark registration we have made.

We are a Cayman Islands company and our PRC subsidiary, Wanglin, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Wanglin, Beijing 58 and Beijing 58’s shareholders. As a result of these contractual arrangements, we exert control over our Beijing 58 and its subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4.A. Informationon the Company—History and Development of the Company.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, the contractual arrangements among Wanglin, Beijing 58 and its shareholders, and, except as otherwise disclosed in this annual report, our business operations, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

Accordingly, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated affiliated entities, shutting down our servers or blocking our website, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for the operation of our business, which may not be as effective as direct ownership. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of our consolidated affiliated entities with our financial results. If our consolidated affiliated entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions and qualification requirements on foreign ownership of value-added telecommunications services in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, to conduct our business. These contractual arrangements are intended to provide us with effective control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks for which it has exclusive right to use, in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. Furthermore, each of our consolidated affiliated entities’ company chops are held by each company’s legal or accounting department. Our ability to ensure the consolidated affiliated entities’ performance under the contractual agreements may be limited if we were unable to secure control of the company chops in the event of a dispute with the entity’s management or shareholders as many official documents require affixation of company chops to become fully effective. As a result, if our consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to maintain effective control, we would not be able to continue to consolidate the financial results of these entities with our financial results.

These contractual arrangements are governed by PRC law and provide for dispute resolution through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under PRC law, if parties to a contract have agreed to resolve disputes arising from the contract by arbitration, a PRC court will not accept a lawsuit initiated at the court by any contract party, unless the agreement for arbitration is invalid. An arbitration award issued by the arbitration commission chosen in accordance with the agreement is final, binding and enforceable against the parties. If any party fails to comply with the arbitration award, the other party has the right to apply with a competent court for enforcement. However, the legal environment in the PRC is not as developed as other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected. In addition, a PRC court or arbitration tribunal may refuse to enforce the contractual arrangements on the grounds that they are designed to circumvent PRC foreign investment restrictions and therefore are against PRC public policy.

If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The shareholders of our consolidated affiliated entities have potential conflicts of interest with us, which may adversely affect our business.

Mr. Jinbo Yao is the founder, chairman and chief executive officer of our company, having beneficial ownership of 22.6% of the total outstanding shares of our company as of April 15, 2014. See “Item 7. Major Shareholders and Related Party Transactions.” He is also the sole director, an executive officer and a shareholder of Beijing 58, our consolidated affiliated entity, holding 37.8% equity interest in the entity. In addition, Mr. Yao is the sole director and a 16.7% shareholder of Beijing Wanglintong Information Technology Co., Ltd., an entity that holds 13.4% equity interest in Beijing 58. Conflicts of interest between his duties to our company, his duties to Beijing 58 and his interests as a major shareholder of Beijing 58 may arise. We cannot assure you that he will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in our favor. Furthermore, in the context of Mr. Yao’s acting as the director and an executive officer of Beijing 58, PRC law would not require him to consider our company’s best interests. We rely on Mr. Yao to abide by the laws of China, which provide that directors and executive officers owe duty of loyalty and duty of care to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of Cayman Islands which provide that directors owe a duty of care and duty of loyalty to the company. The respective legal framework of China and the Cayman Islands does not provide guidance in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and directors or executive officers of Beijing 58 should one arise, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. In addition, Mr. Yao could violate his non-competition or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Our Chairman and CEO, Mr. Jinbo Yao and Beijing 58 are named in a lawsuit filed in a local PRC court; there is substantial uncertainty as to the outcome of this lawsuit and its impact on us.

On October 19, 2013, Mr. Xuanfu Liu filed a complaint with a local court in Hubei Province in China against (1) Mr. Handong Cheng, legal representative of Business Opportunity Online (Beijing) Network Technology Co., Ltd., or Shangji, a PRC company, (2) Shangji, and (3) Mr. Jinbo Yao, our chairman and chief executive officer. Beijing 58 was originally named as a third party in the complaint, but Mr. Liu has subsequently filed an application with the court to remove Beijing 58 from the position of a third party, which has been approved by the court. Mr. Liu purports to be a 36% minority shareholder of Shangji. The complaint claims that Shangji enjoyed a right to 17.5% of the equity interest in Beijing 58 held by Mr. Yao as Shangji’s nominee prior to December 2009, and alleges that Mr. Cheng entered into an agreement on behalf of Shangji with Mr. Yao in December 2009 terminating Shangji’s right to the 17.5% equity interest in Beijing 58 without prior consultation with or notice to Mr. Liu. Mr. Liu is seeking the court’s ruling that the termination agreement was invalid and that Mr. Liu be entitled to a 6.3% equity interest in Beijing 58, equivalent to what he believes is his indirect pro rata share of Beijing 58. Mr. Yao contested before the local court in Hubei Province arguing that the court does not have competent jurisdiction over the case, and has appealed to the higher level court in Hubei after the local court affirmed its jurisdiction. In connection with the jurisdictional dispute, Mr. Liu amended his complaint to remove Beijing 58 as a party and withdrew the remedy that he originally sought that the court confirm his 6.3% equity interest in Beijing 58. The appellate court in Hubei recently ruled in favour of Mr. Yao to the effect that the local court in Hubei does not have jurisdiction over the case, and the case will be transferred to a court of first instance in Beijing. The trial over substance of the complaint will only commence after the case has been transferred to the court in Beijing, and it is not likely that the final judgment over the substance of the complaint will be delivered within a short period of time.

We and Mr. Yao believe that Mr. Liu’s claim that the termination agreement is invalid and his claim to be registered as a shareholder of Beijing 58 are baseless and without merit and intend to continue to contest the claims vigorously. Our PRC counsel, Han Kun Law Offices, advises us that based on the evidence presented in the complaint to date, applicable PRC law, including the PRC judicial interpretation, there are meritorious defenses to Mr. Liu’s claims. See “Item 8.A. Financial Information—Consolidated Statements and Other Financial Information—Legal Proceedings” for further details on Mr. Liu’s complaint and our PRC counsel’s analysis.

However, there is no assurance that there would be no new facts presented in the case and if new facts were to be presented, how such facts could affect the court’s decision. If Mr. Liu prevails in the present proceeding, there is no assurance that he would not file a new complaint seeking additional remedies, including registering himself or Shangji as a shareholder of Beijing 58. Moreover, since PRC courts have significant discretion in interpreting and implementing statutory and contractual terms, it is inherently difficult to predict the outcome and duration of court proceedings in China. Please refer to “—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.” Given PRC courts’ significant discretion, we believe that in the event Mr. Liu were to seek again and able to prevail in his claim for the alleged equity interest in Beijing 58, there could be a number of potential remedies, which could include awarding Mr. Liu or Shangji an interest, whether a direct ownership interest or an indirect interest through Mr. Yao as nominee, in Beijing 58. If either Mr. Liu or Shangji were awarded a direct ownership interest through transfer of Mr. Yao’s existing equity interest, such transfer would, according to our PRC counsel, be subject to the right of first refusal by other Beijing 58 shareholders under the PRC Company Law. In the event Mr. Liu or Shangji were to obtain a direct ownership interest in Beijing 58 and Mr. Liu or Shangji were unwilling to consent to or join as a party to our contractual arrangements with Beijing 58, he or Shangji would be entitled to economic and voting rights in relation to such equity interest. If Mr. Liu’s or Shangji’s interest, as the case may be, were to remain outside of the contractual arrangements with Beijing 58, we may not be able to receive all of the economic benefits of Beijing 58 under the contractual arrangements as he or Shangji would have rights to dividends declared out of Beijing 58’s profits. Furthermore, we may be required to amend the contractual arrangements to address such minority interest as a shareholder. In addition, we cannot assure you that Mr. Liu would not seek further remedies, which may include an attempt to invalidate the contractual arrangements relating to Beijing 58, which if ultimately successful could have a material adverse effect on our business, results of operations and financial condition and cause us to be unable to consolidate the financial results of Beijing 58 and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP.

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are material to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with our consolidated affiliated entities, these entities hold certain assets that are material to the operation of our business, including the ICP license, and the domain names and trademarks for which Beijing 58 has exclusive right to use. If any of our consolidated affiliated entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our consolidated affiliated entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between Wanglin, our PRC subsidiary, and Beijing 58, our consolidated affiliated entity, were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that Beijing 58 adjust its taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our tax expenses, which could subject our consolidated affiliated entities to late payment fees and other penalties for underpayment of taxes.

We may be adversely affected by the complexity, uncertainties and changes in PRC regulation of internet business and companies.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. See “Intem 4.B. Information on the Company—Business Overview—Regulation.” These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Our consolidated affiliated entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the ICP license with electronic bulletin boards service, the Surveying and Mapping Qualification Certificate for internet mapping and the Employment Agency License.

Furthermore, our consolidated affiliated entities may be required to obtain additional licenses. If any of them fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our consolidated affiliated entities will materially and adversely affect our business, financial condition and results of operations.

Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our website.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Value-Added Telecommunication Services” and “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Information Security and Censorship.” We have a team within our data security department which implements internal procedures to review the content in our system for compliance with applicable laws and regulations, aided by a program designed to periodically sweep our website and the data being conveyed in our system for sensitive keywords or questionable materials. In spite of this screening system, we may have difficulty identifying and removing all illegal content or transactions involving illegal sales of goods and services, which could expose us to the penalties described above.

If the PRC government were to deem our membership services or online marketing services as a form of online advertising, our business, results of operations and financial condition may be materially and adversely affected.

We do not believe our membership and online marketing services are deemed a form of online advertising under PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. If such services are deemed by the relevant authorities as a form of online advertising, such services will be subject to PRC advertising laws and regulations. Under PRC advertising laws and regulations, advertising operators, including advertising agencies, and advertising distributors, are obligated to monitor the advertising content and examine the supporting documents for advertisements provided by advertisers to ensure that the content is fair and accurate and in compliance with applicable law. There are also specific restrictions, requirements or prohibitions regarding advertisements that relate to certain products. Therefore, if our membership or online marketing services are deemed a form of online advertising, we will be obligated to conduct the examination, review and monitoring of advertising content on our online marketplace as required by PRC advertising laws and regulations, which could be burdensome, and we may be required to edit or delete certain content on our online marketplace. This risk could also apply to other content categories we may from time to time include on our website.

In addition, foreign investment in advertising services is subject to certain requirements, including the need for foreign shareholders of PRC companies engaged in advertising services to meet certain qualification standards. Our PRC subsidiaries currently are not qualified to conduct advertising services and should any of our services be deemed as online advertising under PRC law, such activities must be conducted through Beijing 58, one of our consolidated affiliated entities, which is qualified to provide adverting services in China. The need to track and potentially shift services, contracts and personnel between our subsidiaries and our consolidated affiliated entities could add further burden and additional cost to our operations. Moreover, if any of our membership or online marketing services are characterized as a form of online advertising, we may be subject to an additional 3% surcharge with respect to the revenues we derive from such services, potentially with retroactive effect, which could adversely affect our financial condition and results of operations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries, Wanglin and 58 Technology are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and almost all of our users are located in China. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by continued economic growth in China as a whole.

China’s economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures since the late 1970s emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the PRC government. In addition, the PRC government continues to play a significant role in regulating industry development by imposing industrial policies. The PRC government also exercises significant control over the PRC economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While China’s economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy, and may slow down in the future. Some of the government measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. Any stimulus measures designed to boost the Chinese economy may contribute to higher inflation, which could adversely affect our results of operations and financial condition. For example, certain operating costs and expenses, such as employee compensation and office operating expenses, may increase as a result of higher inflation.

Under the EIT Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 and amended in January 2014 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that 58.com Inc., CCNC BVI or CCIC HK meet all of the conditions above thus we do not believe that 58.com Inc., or CCNC BVI or CCIC HK is, a PRC resident enterprise, though some of the members of our management team as well as the management team of our offshore holding companies are located in China. However, if the PRC tax authorities determine that 58.com Inc., CCNC BVI or CCIC HK is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we or our offshore subsidiaries will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Furthermore, although dividends paid by one PRC tax resident enterprise to an offshore incorporated PRC resident enterprise controlled by PRC enterprises or PRC enterprise groups should qualify as “tax-exempt income” under the EIT Law and Bulletin 45, we cannot assure you that dividends paid by our PRC subsidiaries to CCIC HK will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes but not controlled by PRC enterprises or PRC enterprise groups.

Finally, dividends payable by us to our investors and gains on the sale of our shares may be become subject to PRC withholding tax.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through CCIC HK.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the EIT Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to a Notice 112 issued by the SAT in January 2008 and the Arrangement between the Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise at all times within the 12-month period immediately prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement (Hong Kong) and other applicable PRC laws. Pursuant to a SAT Circular 601 issued by the SAT in October 2009, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits, and “beneficial owners” refers to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner”. Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” Whether a non-resident company may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. In June 2012, the SAT further provides in an announcement that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. Our Hong Kong subsidiary has not applied for the approval for a withholding tax rate of 5% from the local tax authority as our PRC subsidiaries have not paid dividends due to their loss-making status in the past and will not be able to pay dividends in the future until they have achieved accumulated profits. We plan to have our Hong Kong subsidiary assume some managerial and administrative functions, as well as conduct other business functions in the future. Once we implement such a plan, we do not believe that our Hong Kong subsidiary will be considered a conduit company as defined under SAT Circular 601. However, our Hong Kong subsidiary as currently situated may be considered a conduit company and we cannot assure you that the relevant PRC tax authority will agree with our view when our Hong Kong subsidiary applies to obtain tax benefits under the relevant tax treaty in the future. As a result, although our PRC subsidiaries are currently wholly owned by our Hong Kong subsidiary, we may not be able to enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement (Hong Kong) and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to CCIC HK.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued a SAT Circular 59 in April 2009, and the SAT issued a SAT Circular 698 in December 2009. Both SAT Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

According to SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not tax foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. SAT Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC “resident enterprise” to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC “resident enterprise” is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

There is little guidance and practical experience as to the application of SAT Circular 698, and it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-resident investors were involved and would request our PRC subsidiary to assist in providing such disclosures. In addition, if our offshore subsidiaries are deemed to lack substance they could be disregarded by the PRC tax authorities. As a result, we and our non-resident investors may become at risk of being taxed under SAT Circular 698 and may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under SAT Circular 59 and SAT Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although we currently have no confirmed plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under SAT Circular 59 or SAT Circular 698, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 that are commonly referred to as the M&A Rules. See “Item 4.B. Information on the Company—Business Overview—Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or the SAFE, promulgated in October 2005 a SAFE Circular 75 that requires PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders who are PRC citizens or residents. If these shareholders fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulation on Offshore Financing.” If our shareholders who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities for our PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (1) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (2) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

These foreign exchange regulations provide that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular 75 and are in the process of amending certain applicable registrations with the local SAFE pursuant to SAFE Circular 75. However, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch in full compliance with applicable laws at all times. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular 75 or other related rules. A failure by our PRC resident shareholders or future PRC resident shareholders to comply with the SAFE regulations, if SAFE requires it, could subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Employee Stock Option Plans.” We and our PRC employees who have been granted share options and restricted shares are subject to these regulations. Failure of our PRC share option holders or restricted share holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of this offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of this offering, are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. As of December 31, 2013, the difference between total amount of investment and registered capital is US$4.4 million for Wanglin and US$12.8 million for 58 Technology, respectively. Our capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in the PRC. The business scopes of Wanglin and 58 Technology include research and development of online classified information technology and software systems, transfer of proprietary technologies, information technology consulting, technical services, computer technology training, marketing, sales and promotional services, enterprise management services, business consultation and personnel management services. Each of Wanglin and 58 Technology may only use Renminbi converted from foreign exchange capital contribution for activities within its approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of SAFE Circular 142 could result in severe monetary or other penalties. If we convert the net proceeds we receive from this offering into Renminbi pursuant to SAFE Circular 142, our use of Renminbi funds for general corporate purposes will be within the business scope of our PRC subsidiaries. However, we may not be able to use such Renminbi funds to make equity investments in the PRC through our PRC subsidiaries.

Furthermore, SAFE promulgated in November 2010 a SAFE Circular 59, which requires the relevant government authorities to closely examine the authenticity of settlement of net proceeds from offshore offerings and the net proceeds to be settled in the manner described in the offering documents. SAFE also promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using RMB converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. SAFE Circular 142, SAFE Circular 59 and SAFE Circular 45 may significantly limit our ability to use Renminbi converted from the net proceeds of this offering to fund establishment of new PRC subsidiaries by Wanglin and 58 Technology to invest in or acquire any other PRC companies, or to establish new consolidated affiliated entities in the PRC.

PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated affiliated entities.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, any loans from our Cayman Islands holding company or other offshore entities to PRC domestic company shall obtain certain approvals from local SAFE and complete record-filling procedures with local SAFE on an item-by-item basis. Therefore, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from this offering to extend loans to Beijing 58, our consolidated affiliated entity, or its subsidiaries, each of which is a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular 142, SAFE Circular 59 and SAFE Circular 45, as described under the foregoing risk factor, our PRC subsidiaries, Wanglin and 58 Technology, may be unable to use the Renminbi converted from their registered capital to provide loans or financial support to our consolidated affiliated entities. We currently do not plan to use the proceeds from this offering to fund the operations of Beijing 58, our consolidated affiliated entity, and its subsidiaries. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans or other forms of financial support to consolidated affiliated entities. We will assess the working capital requirements of our consolidated affiliated entities on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our consolidated affiliated entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of this annual report, our PRC subsidiaries have been in accumulated loss and did not pay dividends to us. Further, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. As of December 31, 2013, the registered capital of our PRC subsidiaries, namely Wanglin and 58 Technology, was US$95.5 million and US$8.5 million, respectively. See “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Dividend Distribution.”

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

The EIT Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The EIT Law and its implementing rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Beijing 58, one of our consolidated affiliated entities, obtained its HNTE certificate in May 2009 and renewed its HNTE certificate in May 2012 with a valid period of three years. Wanglin, one of our PRC subsidiaries, obtained its HNTE certificate in November 2012, which is valid for three years. Therefore, Beijing 58 and Wanglin are eligible to enjoy a preferential tax rate of 15% until the end of 2014 when they have taxable income under the EIT Law, as long as they maintain the HNTE qualification and obtain approval from the relevant tax authority. If Beijing 58 or Wanglin fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

In addition, our PRC subsidiaries and consolidated affiliated entities have received various financial subsidies from PRC local government authorities. The financial subsidies are discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Substantially all of our revenues and expenditures are denominated in RMB. As the functional currency for our PRC subsidiaries and consolidated affiliated entities is RMB, fluctuations in the exchange rate may cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the Renminbi fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from this initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Companies operating in China are required to participate in social insurance and housing fund plans. We have not fully contributed to such plans as required by applicable PRC regulations. As of December 31, 2013, with regards to the outstanding contributions, including historical underpayments to such plans, we made a provision of RMB38.9 million (US$6.4 million), which is reflected in our audited financial statements included in this annual report. While we believe this provision is adequate, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines.

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection.

Auditors of companies that are registered with the U.S. Securities and Exchange Commission, or the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the US Public Company Accounting Oversight Board (United States), or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC brought administrative proceedings against five accounting firms, including our independent registered public accounting firm, in China, alleging that they had refused to produce audit work papers and other documents related to certain other China-based companies under investigation by the SEC for potential accounting fraud. On January 22, 2014, an initial administrative law decision was issued, censuring these accounting firms and suspending four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these PRC-based accounting firms appealed to the SEC against this sanction. The sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. The accounting firms can also further appeal the final decision of the SEC through the federal appellate courts. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

On May 24, 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Ministry of Finance which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations in the United States and China. However, it is not clear how these recent developments could affect the SEC's final decision in the case against the five accounting firms or any subsequent appeal to courts that the accounting firms may initiate. Therefore, it is difficult to determine the final outcome of the administrative proceedings and the potential consequences thereof.

If our independent registered public accounting firm were denied, temporarily or permanently, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to not be in compliance with the requirements for financial statements of the Exchange Act. Such a determination could ultimately lead to delisting of our ADSs from the NYSE or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

Risks Related to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on October 31, 2013, the trading price of our ADSs has ranged from US$21.00 to US$58.89 per ADS, and the last reported trading price on April 22, 2014 was US$46.77 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the U.S. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

•	variations in our net sales, earnings and cash flow;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	detrimental negative publicity about us, our competitors or our industry;

•	potential litigation or regulatory investigations or other proceedings involving us;

•	fluctuations in market prices for our products; and

•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm.

Any of these factors may result in large and sudden changes in the volume and price at which our ADSs will trade.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our ADSs, the market price for our ADSs and trading volume could decline.

The trading market for our ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade our ADSs, or publish unfavorable research about us, the market price for our ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our ADSs to decline.

Our dual class share structure with different voting rights will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of April 15, 2014, holders of our Class B ordinary shares collectively owned approximately 74.9% of our outstanding ordinary shares, representing 96.8% of our total voting power. As of April 15, 2014, our founder, chairman and chief executive officer, Mr. Jinbo Yao, together with our three largest private equity investors beneficially own an aggregate of 68.8% of our outstanding shares.

As a result of the dual class share structure and the concentration of ownership, holders of our Class B ordinary shares have substantial influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. They may take actions that are not in the best interest of us or our other shareholders. This concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial. For more information regarding our principal shareholders and their affiliated entities, see “Item 7. Major Shareholders and Related Party Transactions.”

The sale or availability for sale of substantial amounts of our ADSs could adversely affect their market price.

Sales of substantial amounts of our ADSs in the public market, or the perception that these sales could occur, could adversely affect the market price of our ADSs and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or ordinary shares.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for the current taxable year or for any subsequent taxable year. Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our current income and assets and the value of our ordinary shares and ADSs, we do not expect to be classified as a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat Beijing 58 as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending December 31, 2014 and for subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for our taxable year ending December 31, 2014 or any future taxable year. The overall level of our passive assets will be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering and subsequent follow-on offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10.E. Additional Information—Taxation—Certain United States Federal Income Tax Consideration—Taxation—Material United States Federal Income Tax Considerations—General”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or ordinary shares and on the receipt of distributions on the ADSs or ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or ordinary shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or ordinary shares if we are or become treated as a PFIC.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association, the minimum notice period required for convening a general meeting is ten clear days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

•	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Although we do not currently plan to utilize the home country exemption for corporate governance matters, to the extent that we choose to do so in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE corporate governance listing standards applicable to U.S. domestic issuers. As a result, you may not be afforded the same protections or information, which would be made available to you, were you investing in a United States domestic issuer.

You may not receive dividends or other distributions on our ordinary shares and you may not receive any value for them, if it is illegal or impractical to make them available to you.

The depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on Class A ordinary shares or other deposited securities underlying our ADSs, after deducting its fees and expenses. You will receive these distributions in proportion to the number of Class A ordinary shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act but that are not properly registered or distributed under an applicable exemption from registration. The depositary may also determine that it is not feasible to distribute certain property through the mail. Additionally, the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may determine not to distribute such property. We have no obligation to register under U.S. securities laws any ADSs, ordinary shares, rights or other securities received through such distributions. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to holders of ADSs. This means that you may not receive distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you. These restrictions may cause a material decline in the value of our ADSs.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of our ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. As a company with less than US$1.0 billion in revenues for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we have elected to “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted for public companies. This decision to opt out of the extended transition period under the JOBS Act is irrevocable.

We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we also incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

In the past, shareholders of a public company often brought securities class action suits against the company following periods of instability in the market price of that company’s securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations, which could harm our results of operations and require us to incur significant expenses to defend the suit. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

We began our operations in China in 2005 through Beijing 58, a PRC limited liability company, which has become our consolidated affiliated entity through the contractual arrangements described below.

In August 2006, Mr. Jinbo Yao and several PRC angel investors, or, collectively, the Founding Shareholders, SB Asia Investment Fund II L.P., or SAIF, and an employee of SAIF, established Chengshi Wangxun (Beijing) Information Technology Co., Ltd., or Wangxun, a sino-foreign investment holding company under the laws of the PRC.

CCNC BVI, a holding company established in the British Virgin Islands, was incorporated in January 2010. Subsequently, CCNC BVI established CCIC HK, a Hong Kong limited liability company, as its wholly owned subsidiary. CCIC HK then established Wanglin, as a wholly foreign-owned enterprise in China. In January 2010, Wangxun terminated the contractual arrangements with Beijing 58 and its shareholders and Wanglin entered into a series of contractual agreements with Beijing 58 and its shareholders, including the exclusive business cooperation agreement, the equity pledge agreement, the exclusive option agreement and the power of attorney, under which Wanglin exercises effective control over the operations of Beijing 58.

Our current holding company, 58.com Inc., was incorporated in May 2011 as a limited liability company in the Cayman Islands. Through a share exchange in July 2011, the shareholders of CCNC BVI exchanged all of their outstanding ordinary and preference shares of CCNC BVI for ordinary and preference shares of 58.com Inc. on a pro rata basis and no additional consideration was paid in connection with the share exchange. As a result, CCNC BVI became a wholly owned subsidiary of 58.com Inc.

In March 2012, CCIC HK established 58 Tongcheng Information Technology Co., Ltd. or 58 Technology, as a wholly foreign-owned enterprise in China, to operate our customer service operations in China.

On October 31, 2013, our ADSs commenced trading on the New York Stock Exchange under the symbol “WUBA.” We completed our initial public offering on November 5, 2013, and raised approximately US$200.0 million in net proceeds after deducting underwriter commissions from the initial public offering of 12,650,000 ADSs, representing 25,300,000 Class A ordinary shares, at the price of US$17.00 per ADS. Concurrently with our initial public offering, we also raised US$15.0 million from DCM Hybrid RMB Fund, L.P., a fund affiliated with DCM V, L.P., our existing shareholder, by private placement of 1,764,706 Class A ordinary shares at a price of US$8.50 per share. As a result of our initial public offering and the concurrent private placement, we raised an aggregate of approximately US$215.0 million in net proceeds.

On April 2, 2014, we completed a follow-on public offering of ADSs by us and certain selling shareholders. Through the follow-on offering we issued and sold 2,000,000 ADSs and the selling shareholders sold an aggregate of 4,900,000 ADSs at the price of US$38.00 per ADS. The net proceeds received by us, after deducting underwriting commissions, amounted to approximately US$71.6 million. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

Our principal executive offices are located at Block E, The North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, the People’s Republic of China.  Our telephone number at this address is +(86 10) 5139 5858.  Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

We operate an online marketplace serving local merchants and consumers in China. Our online marketplace enables local merchants and consumers to connect, share information and conduct business.

Our online marketplace contains local information in approximately 380 cities, across diverse content categories, including housing, jobs, used goods, automotive, pets, tickets, yellow pages and other local services. We conduct automatic and manual screening using proprietary technology and processes to ensure relevance and accuracy of the information on our online marketplace. To further increase the quality of information and enhance user experience, we leverage our years of experience and continue to develop processes and features to certify local merchants, encourage user reviews, collect and respond to customer feedback through our customer service team and provide designed templates to local merchants to make listings more informative and effective.

Our online marketplace also provides merchants with an affordable and effective marketing channel to reach a broad and targeted local consumer base. Our sales and customer service team stay in regular contact with our customers to help them use our online marketing services to achieve optimal marketing effectiveness. Our well-recognized brand, “58.com,” further helps local merchants to attract consumers in China. As a result, we had more than five million active local merchants on our marketplace in the fourth quarter of 2013.

Our business model is highly compatible with mobile internet. Our listing-based content is easy to display through mobile devices. Our location-based services and other mobile functionalities significantly increase user engagement. We have launched a separate merchant mobile application to increase consumer-merchant communication and enhance the ability of merchants to manage content and attract consumers. In the fourth quarter of 2013, 46.4% of our average monthly page views were on mobile applications.

We generate revenues primarily from memberships and online marketing services. A membership is a basic service package mainly consisting of merchant certification, display of an online storefront on our marketplace; preferential listing benefits such as daily priority listings and higher quota for daily listings and access to our dedicated customer service support team and online account management system. Our online marketing services mainly include listing services, such as real-time bidding and priority listing, and marketing services through collaboration with third-party internet companies in China. Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a daily or cost per click, or CPC, basis. Merchants can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying merchant members’ listings.

Our revenues were US$41.5 million, US$87.1 million and US$145.7 million in 2011, 2012 and 2013, respectively. We incurred net loss of US$83.4 million and US$30.4 million in 2011 and 2012, respectively, and we had a net income of US$19.6 million in 2013.

Our Users

Our users refer to all participants on our marketplace, including consumers and local merchants. Users may browse and search the listings on our online marketplace without the need to register an account with us. After completing a user registration process, a user can post information and use our communication tools and other services.

Our paying merchant members refer to the registered accounts through which our users have purchased our membership services. Users who have purchased our membership are entitled to additional services and benefits after paying membership fees to us. See also “—Service Offerings—Membership.” Our online marketing customers refer to users who have purchased our various online marketing services to enhance their marketing effectiveness. Our paying merchant members can also purchase online marketing services in addition to membership subscriptions. Online marketing customers also include third-party internet companies who collaborate with us on performance-based online marketing services for their own advertisers.

Content Categories

Our users post a massive amount of listings on our marketplace covering a wide range of services and products. We organize the listings on our marketplace by content categories in an intuitive and easy-to-use directory to facilitate the browsing and viewing of listings. Within each main content category, information is further sorted into sub-categories with various search criteria and parameters to allow users to further refine their information search and increase the relevancy of their search results. Currently, listings on our online marketplace cover the main content categories such as jobs, housing, used goods, automotive, yellow pages, pets and tickets.

Key features of the main content categories are summarized as follows:

•	Jobs. This currently covers a wide range of job categories such as sales people, skilled workers, food and beverage staff, delivery staff, and homecare and cleaning staff. Employers can search and review resumes on our database. In addition, our content category contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process.

•	Housing. This is sorted into sub-groups of residential leasing and sub-leasing, secondary property sale, office space leasing, retail space leasing and factory and other industrial real estate leasing. We differentiate listings uploaded by individuals from those by real estate agents. Our tools protect private contact information for individual users who prefer being contacted by individuals instead of real estate agents. We further facilitate users’ decision making by providing property pricing index, generated from our listing database, for different areas and property categories. Our PC and mobile applications enable real estate agents to conveniently upload, manage their listings, communicate with consumers and monitor marketing effectiveness.

•	Used goods. This covers a wide selection of used consumer products such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, office furniture, books, artworks, sporting goods, musical instruments and other used goods. Users can also find barter trade deals from our used goods directory. In addition to information exchange, we also facilitate online transactions, and partner with third-party payment providers to allow guaranteed online payment.

•	Automotive. This includes listings of used cars, car leasings, driving school services, automotive repair and maintenance services, and other car-related services. In addition to providing information, we liaise with qualified third party vendors to facilitate the used cars transaction process by providing services such as vehicle inspection, sales registration, and money-back quality guarantees.

•	Yellow pages. This business directory covers a variety of services, which include homecare and relocation, renovation, wedding, business services, travel, education, food, beauty, entertainment and franchise. In some relevant content categories, we facilitate commerce by providing online user review, reservation, transaction and payment tools. These functionalities further enhance user engagement and bring a higher level of convenience to users.

•	Pets. This includes listings for different types of pets for sale or adoption, such as dogs, cats, fish, birds and other small house pets. Pet lovers can also find various products and services related to pet care such as pet hospitals, pet food and pet wear.

•	Tickets. This includes ticket information for events such as concerts, movies, operas and plays, train and airplane tickets, as well as for amusement parks and other sightseeing and travel destinations.

Our Website and Mobile Applications

Our www.58.com website is organized to ensure a smooth user experience. Users typically enter one of the approximately 380 city websites by selecting the city of their interest. Users can further select a specific neighborhood within the city, leading users to information that is only relevant to the selected neighborhood. Within each city website, listings are grouped by content categories and subcategories. In each content category, we provide customized parameters to allow users to further filter their search queries.

From the home page, once users select the location and category, users will access a listing page, where numerous listings are being displayed. The listings on this page typically include brief information on merchants and their services. When users click on an individual listing, a landing page will show more detailed information about the merchant and the product and service the merchant provides. These subcategories and additional parameters are regularly reviewed and optimized for each content category based on user feedback we receive and user traffic data to ensure we continue to provide a superior user experience.

Our listing-based content is easily accessible through our different mobile applications. We mainly offer three types of mobile applications, i.e., downloadable applications developed for Android and iOS platforms, browser-adapted applications for users accessing our website through their smartphone browsers and a tailor-made mobile application for merchants.

The mobile application content layout is intuitive and easy to use. Once users select a location and a main content category, they are presented with the listings results. Users can further narrow the search by selecting more detailed search parameters, customized for different content categories.

The unique mobile functions further enhance user experience on mobile phones. For example, a direct dial feature on our mobile-enabled platform allows users to call the phone numbers displayed on a listing by a single click. In addition, mobile users can send messages or use instant messaging software from our mobile applications at any time. We designed additional features for users to upload photos from mobile phones to update the listing content, which is immediately synchronized with web content. The multi-media functionalities of mobile phones further enrich the listing content on our marketplace. Furthermore, location-based functionalities of mobile phones enable us to provide information that is more geographically relevant to users on a real-time basis. We also developed technologies to recommend content based on users’ past viewing history. Our mobile merchant application simplifies the processes for merchant to manage their listing, such as uploading, modifying, searching, prioritizing the listings and also purchasing online marketing services to enhance the marketing effectiveness. The mobile application also allows merchants to communicate in real-time with users and manage their customers’ relationship on our application. We also leverage big data ability to better match consumers who look for local services information with those merchants who can provide relevant services. We continuously work on developing additional features to better utilize mobile device functionalities to enhance user experience.

All users can use our marketplace to:

•	Browse and search. Users can browse and search our large database of listings to retrieve specific listings relevant to their needs for free and without the need of registering an account with us. Users are able to obtain search results based on keyword searches as well as an intelligent dictionary of commercial products and associated terms.

•	Post listings. Users who register with us enjoy the basic services of listing information on our online marketplace for free and other additional benefits. A registered user can choose to go through our certification process by providing personal identification information, mobile phone number and email for an individual or business license and contact information for an enterprise. Listings by a registered user that has passed the merchant certification process will be identified with a trust rating score on our online marketplace.

•	Communicate. Other than traditional phone communication, our www.58.com website and mobile applications offer instant messaging tools enabling users to maintain a “friends list” and communicate online. In addition to the instant messaging tools, our mobile site and mobile applications contain a direct dial feature which allows users to call or send text messages to phone numbers displayed on the listings by a simple click. Our instant messaging software and mobile application are designed specifically for merchants. They have features such as instant notification when users visit their listings which ensures real-time interaction between merchants and consumers and recommending users to merchants based on our system’s intelligent matching capability after analyzing a merchant’s listing content and a user’s viewing history.

•	Make reservation and purchase. In addition to providing a local information directory, our online marketplace also facilitates online reservations and transactions among consumers and local merchants. For example, users can book wedding services, entertainment and relocation services, buy pets, tickets and other services on our marketplace.

•	Review and report. Users can post reviews on listings on our marketplace which provides transparency on merchant credibility. Consumers can also easily report fraud if they come across suspicious content.

•	Conduct transaction in a safe environment. We have rolled out a consumer protection program, which contains various measures to help improve information credibility and promote safer transactions. For instance, we bring in merchants who provide quality guarantee deposits to settle potential consumer disputes in our pets content category. In our automotive category, in addition to providing vehicle information, we partner with third parties to provide a one-stop shop for used cars sales. To further improve user experience with respect to online payment, we entered into a strategic alliance with Alipay, a leading third-party online payment platform in China, to offer online transaction payment guarantee services to our users. Through these services, Alipay will temporarily deposit the buyer’s payment in escrow. The payment is released to the seller when the buyer confirms satisfaction of the purchased products or services. This will further improve the safety of transactions and credibility of our marketplace. Alipay and our teams have jointly developed the online payment systems to enable these services on our 58.com online marketplace.

Service Offerings

Membership

A membership is a basic service package mainly consisting of merchant certification, display of an online storefront on our marketplace, preferential listing benefits such as daily priority listings and higher quota for daily listings and access to our dedicated customer service support team and online account management system. Merchants who subscribe to our membership can enjoy more services and obtain more effective marketing than non-paying merchants on our marketplace.

We offer memberships of varying lengths across different content categories. Memberships in the yellow pages and jobs categories are primarily 12-month packages. Memberships in the housing category are primarily one- to three-month packages. We acquire a majority of paying merchant members through our field sales team. Our centralized and dedicated tele-customer service team supports our paying merchant members during their membership to enhance the effectiveness of the paying merchant members’ marketing efforts and improve the likelihood of membership renewals. A majority of our paying merchant members are small and medium-sized local merchants. The competitive landscape of such merchants changes quickly and many only have temporary recruiting or marketing needs from time to time.

The following table sets forth the number of paying merchant members for the periods indicated.

For the Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013
Paying Merchant Members(1) (in thousands)	45.9	74.8	103.8	120.4	142.8	171.9	203.8	227.9	248.8	297.7	352.9	392.9

(1)	We define paying merchant members as the registered accounts through which our users have purchased our membership subscriptions. The number of paying merchant members in a given period represents the paying merchant members whose membership subscriptions are in their service period at any point during such given period.

Our membership services package includes the following services:

•	Certification services. We require mandatory merchant certification for local merchants who intend to become our paying merchant members. We require membership applicants to provide us with copies of their business licenses and we check the authenticity of details included in the business licenses against those available in third-party databases, such as the publicly available database of local administration of industry and commerce. We have also developed various other certification processes and requirements that are specific to different content categories based on our years of experience. Each member that has passed the merchant certification process will be identified as a certified merchant on our marketplace. We had certified approximately 1.7 million local merchants up to December 31, 2013. We may downgrade or upgrade a member’s trust rating based on the member’s prior activities on our online marketplace, the screening results and user feedback pursuant to our internal policy.

•	Online storefront. Paying merchant members can set up online storefronts by utilizing over 200 standard website templates that we have developed in-house and that can be customized for different service sectors. A member may include a brief company profile containing the member’s contact information and a virtual showroom of the member’s products and services. The online storefront also includes online reservation, transaction and payment functions.

•	Preferential listing benefits. Paying merchant members’ listings and online storefronts have priority placement in the listings and search results over those of our non-member registered users. In addition, paying merchant members can designate time intervals throughout a day to refresh their listings up to a pre-set number of times a day without additional fees. Other benefits include higher daily quota to upload listings, higher discounts to purchase other online marketing services, dedicated telephone numbers through which users can contact merchants for customer services and statistical reports to track marketing effectiveness and participation opportunity in our marketing events.

•	Customer service. We provide our paying merchant members with a dedicated and experienced customer support team that attends to their inquiries, assist them with setting up their online storefronts, and follow up with them to help optimize their listings and marketing effectiveness. In addition to general customer service, we also provide industry specific online marketing know-how to help merchants maximize their market effectiveness.

•	Account management system. We have developed a comprehensive account management system, which serves as a one-stop shop for our paying merchant members. Our account management system allows paying merchant members to conduct various activities, including managing listings, tracking and evaluating the marketing effectiveness of listings, managing business operations, and purchasing our online marketing services, via a user-friendly interface. Our account management webpage is tailored in design and functions for the varying needs and requirements of our paying merchant members in different sectors. We have also developed a mobile merchant application, through which our paying merchant members are provided with access to the same information and services on mobile devices as on PCs. In addition to enabling listings with increased relevance of information through location-based services, the mobile application also allows merchants to communicate in real-time with users.

Membership revenues from customers are mostly collected by our field sales teams, while customers can also opt to request and subscribe to memberships through our online interface.

Online Marketing Services

Our online marketing services primarily include listing services, such as real-time bidding and priority listing, and marketing services through collaboration with third party internet companies in China. Approximately 21.4% of our paying merchant members purchased our online marketing services in the fourth quarter of 2013.

Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a daily or CPC basis. We have developed a user-friendly bidding system, through which merchants can create text- and graphic-based descriptions for their listings and bid on the placements of their listings for the following day. We provide reference bidding prices which are based on metrics, such as traffic, number of clicks generated by precedent placements and the previous day’s prices. We launched our real-time bidding services in selected categories and locations in the first quarter of 2013. We believe our real-time bidding services enable us to generate much higher revenues than we otherwise could with the same amount of listing space by attracting more customers and increasing the average spending per customer. Approximately 7.9% of our paying merchant members purchased our real-time bidding services in the fourth quarter of 2013.

Merchants can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying merchant members’ listings. Merchants can purchase listing placements of varying duration from several hours to several days to several weeks.

We collaborate with third-party internet companies by placing the marketing links of their marketing customers on the relevant listing pages on our online marketplace. We generate revenues based on the number of clicks or cost-per-thousand impressions at pre-determined prices.

We also provide other online marketing services, such as resume downloads, text- or graphic-based displays and brand promotion services for varying time periods ranging from a day to several months based on the duration of services or performance criteria, such as number of clicks, effective phone calls and new user registrations.

All users are required to make payment in advance before purchasing our online marketing services. They can purchase online marketing services through an easy-to-use interface on our online marketplace. Paying merchant members can log into our account management webpage and purchase various online marketing services to enhance the marketing effectiveness of their listings. Our account management system enables paying merchant members to review and optimize the performance of their existing listings and to generate new listings. Merchants can evaluate the marketing effectiveness of our services by tracking and analyzing user traffic brought to their listings and comparing that to other listings in similar content sub-categories and locations.

Our field sales and customer service teams stay in regular contact with our customers and play an essential role in promoting our online marketing services to our paying merchant members. Leveraging on our expertise in online marketing services, we help paying merchant members to select the most suitable services to maximize their marketing effectiveness.

Technology

We have made significant investments in different technologies to ensure superior user experience and information quality. As of December 31, 2013, we had a team of 697 highly skilled product development personnel and engineers with expertise in a broad range of technical areas. We have built strong capabilities in real-time search, anti-fraud protection, information quality assurance, large-scale systems, scalable infrastructure, real-time bidding technology and mobile technologies.

Real-time Search

To accomplish the timely display of information, we have developed a proprietary search engine with high levels of performance, reliability and scalability.

•	High performance levels. We have implemented an advanced search indexing system, through which all new data are stored immediately after they are posted. Our new postings are typically available for search within three seconds after they are posted.

•	Highly reliable. We have developed a load balancing mechanism in the search engine to ensure that in the event of any server failure, our overall searching system will be unaffected.

•	Highly scalable. The search system is implemented on a distributed and clustered infrastructure which enables the storage and processing of large datasets and facilitates deployment of resources on a larger scale.

Anti-fraud Protection and Information Quality Assurance

We have built a framework in which we measure information quality and classify quality issues into different levels such as fraud risk, authenticity, clarity and relevance. Based on the results of the initial information quality measurement, we deploy information screening technologies according to the level of quality issues we identify. To maximize the efficiency of our system, if we identify a listing as involving a higher level of risk, we do not proceed further with the lower level of screening procedures. Our strong anti-fraud capabilities include:

•	Content analysis technology. Our system screens every listing for fraud risk before a listing can be displayed on our online marketplace by using various specific technologies such as watermark identification, information retrieval and machine learning technologies. Our system is designed to sweep the data being transmitted on our marketplace on a real-time basis for sensitive keywords, questionable content and unusual levels of activity.

•	User behavior analysis technology. Equipped with data mining technology to track and analyze a wide range of anonymous user information, our system can detect and flag potential irregularities and initiate the relevant procedures to quickly identify and fix any potential problems.

•	Manual review and feedback adopting system. We use a manual review process to screen information that is flagged by our system, requiring a more detailed follow-up. We have built a mechanism through which our system can “learn” from the results if a listing is checked and validated to be accurate through our manual review process, by incorporating the manual review results in our system database. Thus we are able to continue to update our system and enhance the system’s screening capability and efficiency.

Large-Scale Systems and Scalable Infrastructure

We have built a system infrastructure that is easily scalable, supports a massive number of software and systems and has large data storage capacity. Our entire system is built on a distributed, load-balanced computing infrastructure, which is both highly scalable and reliable. The infrastructure can be expanded easily as data storage and user visits increase. We have designed a unified platform, which administrates all systems and servers and can reconfigure or redeploy systems or servers automatically whenever needed.

Mobile Technologies

Average monthly page views from mobile applications represented 46.4% of average monthly page views in the fourth quarter of 2013. We use native web development capabilities to ensure our applications can be upgraded rapidly and third-party applications can be integrated onto our mobile platform in a flexible and efficient manner.

In addition, our mobile applications allow us to collect more detailed user behavior data, leverage our data mining capabilities and introduce new user features, such as personalized content, to enhance user experience.

Account Management System

We have developed a comprehensive account management system, which serves as a one-stop shop for our paying merchant members. Our account management system allows paying merchant members to conduct various activities, including managing listings, tracking and evaluating the marketing effectiveness of listings, managing business operations, and purchasing our online marketing services, via a user-friendly online interface.

•	Listing management. Paying merchant members can generate, upload and delete both text- and graphic-based listings via an easy-to-navigate online interface. Our account management system provides search functions with category-specific search criteria to help our paying merchant members to access and utilize our listing database more effectively and efficiently. The system is also equipped with additional analytic tools for listings in different content categories.

•	Tracking and evaluation of marketing effectiveness. Paying merchant members can log into our account management webpage to review and optimize performance of their listings. The system keeps track of traffic brought to their listings, and provides further detail on traffic by listing or by time period. Our paying merchant members are therefore able to evaluate their marketing effectiveness by analyzing traffic to their listings compared to that of other listings in similar content sub-categories and locations.

•	Business operations management. Paying merchant members can manage part of their business operations using our account management system.

•	Purchasing online marketing services. We have placed links to purchase our various online marketing services on our account management webpage, as we believe these services can help our customers achieve better marketing performance. Our paying merchant members can also participate in biddings for priority listings through a simple interface that we provide.

Content Management and Monitoring

We have dedicated personnel reviewing content on our marketplace for compliance with applicable laws and regulations, aided by a program designed to sweep our marketplace and the data being transmitted in our system on a real-time basis for sensitive keywords, questionable content and unusual levels of activity. Content that contains certain keywords is automatically filtered by our program and cannot be successfully posted on our online marketplace.

Apart from ensuring our content is compliant with applicable laws and regulations, we believe information quality is critical to superior user experience. We utilize proprietary screening and monitoring technologies together with manual screening to ensure the relevance, accuracy and credibility of the content on our online marketplace. Consumers can also post reviews on merchant listings, which provide transparency on merchant credibility. Consumers can also easily report fraud if they come across suspicious content.

We encourage merchants to further increase their credibility by going through our merchant certification procedure which is mandatory for our paying merchant members. We had certified approximately 1.7 million local merchants up to December 31, 2013. The increased quality of our merchant network increases the quality of information on our marketplace. We have rolled out a consumer protection program, which contains various measures to help improve information credibility and promote safer online transactions.

Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our online marketplace. In the user agreement, the user makes certain representations and warranties, including, among others, (1) all information submitted for registration purpose and all user-generated content are true, (2) none of the user-generated content infringes on third-party rights or properties, (3) the user-generated content is in compliance with relevant PRC laws and regulations, (4) the user alone is responsible for any losses, injuries, liabilities or expenses arising from or caused by the user-generated content, and (5) the user will not hold us liable for any losses arising from intellectual property right infringement by using our online marketplace. However, we may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our online marketplace. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to enforcement mechanisms of the PRC legal system which may not be effective.

Sales and Customer Service

Sales

Our field sales force provides us with direct access to local merchants and helps us better understand local needs. They help to certify our paying merchant members in person, generate leads through our customer relationship management system and organize focused workshops with merchants to enhance online marketing capabilities and develop paying merchant members.

As of December 31, 2013, we established branches in 27 major cities and employed a sales team of 3,967 employees primarily through Beijing 58, our consolidated affiliated entity. In 2013, we focused on increasing the efficiency of our sales team and our headcount level remained relatively stable. Our field sales team has contributed to the revenue growth of our membership services and online marketing services.

The compensation package for our sales team includes incentives based on the revenues they achieve. We provide regular in-house and external education and training to our sales team to help them provide merchants with comprehensive information about our services and the advantages of using our online marketplace.

The majority of our revenues are generated from our field sales team. In cities other than the 27 cities covered by our field sales team, we also utilize sales agencies to grow our business. As of December 31, 2013, we had over 270 sales agencies, which were engaged by Wanglin, our PRC subsidiary.

Customer Service

General user service. We have dedicated teams who are committed to address general users’ queries within 24 hours through online messages or emails. In addition, we closely monitor user feedback from various other channels, such as popular social network services platforms and promptly elevate issues internally and respond to valuable user feedback we collect.

Member service. For our paying merchant members, we have a dedicated customer service center in Tianjin, China, staffed with about 600 customer service personnel, who support our paying merchant members through our paying merchant members-only toll-free phone number and other online communication channels. Our dedicated customer service team is well trained on our membership services functionalities and online marketing services offerings. They help paying merchant members to analyze the performance of their listings, such as the unique visitors and page views of their online storefronts.

New Member Generation. In some cases, we utilize our customer service team to develop new paying merchant members through tele-sales activities. In the industries where local merchants are more familiar with online marketing, we find this to be more cost-effective to promote our online marketing services on the phone, as opposed to having in-person demonstrations of our service offerings. We also use our tele-sales team to cover remote areas where it is not economical to cover through our direct sales team or sales agent network.

Marketing and Brand Promotion

We believe improvement in user experience, which drives word-of-mouth and repeat usage, is an important and efficient form of marketing. In addition, we employ a variety of programs and marketing activities to promote our brand and our services. Our online marketing activities consist of paid marketing through internet navigation sites and various popular search engines in China and display advertisements. Our offline marketing activities include traditional mainstream media such as television, billboard, direct mailing advertisements, public relations activities, as well as sponsored events to increase our visibility and promote our brand. We also conduct merchant related marketing events, such as seminars and workshops, where we meet with local merchants to share insights in the industries, introduce and promote our various online marketing services to deepen our relationship with the merchant network.

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. We have applied for the registration of 52 patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. We have registered 31 computer software copyrights and 24 artwork copyrights in China. In addition, we have registered 6 domain names that are material to our business, including www.58.com and www.58.com.cn, and 35 trademarks, including and , in China.

Competition

Our competitors in the online marketing space include industry- or content-specific vertical websites, whose information serve the same underlying industries as certain content categories of our online marketplace, and smaller or regional online classifieds websites. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily with our user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities. In some cases, we partner with other internet companies to provide better user experiences and achieve win-win collaborations.

Regulation

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the internet sector. The PRC State Council, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, internet-related services and e-commerce. However, China’s telecommunications industry and internet-related industry are at an early stage of development. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, internet-related services and e-commerce. See “Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Licenses for Value-Added Telecommunication Services

The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in the PRC. The most updated version of the Catalogue, which was promulgated in 2011, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

The Telecommunications Regulations issued by the PRC State Council in September 2000 are the primary regulations governing telecommunication services. The Telecommunications Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecommunications Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecommunications Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

Pursuant to the Administrative Measures for Telecommunications Business Operating Permit promulgated by the MIIT in March 2009, there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license.

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, commercial internet information services operators must obtain an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within the PRC. Beijing 58, our consolidated affiliated entity, obtained an ICP License issued by Beijing Administration of Telecommunication in May 2006, which was renewed in May 2011 and will expire is May 2016.

The Internet Electronic Bulletin Service Administrative Measures promulgated by the MIIT in November 2000, require internet information services operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. In July 2010, the requirement of BBS approval was terminated by a decision issued by the PRC State Council. However, in practice the relevant authorities still require the relevant operating companies to obtain such approval for the operation of BBS services. Beijing 58 obtained an approval for providing BBS services issued by Beijing Administration of Telecommunication on May 23, 2006 and an ICP License with electronic bulletin boards service in its service scope issued by Beijing Administration of Telecommunication on May 5, 2011.

Foreign Investment in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council in December 2001 and amended subsequently, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

The MIIT Circular issued in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a business operating license for internet content provision to conduct any value-added telecommunications business in China. Pursuant to the circular, a domestic company that holds an ICP license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

In light of the aforesaid restrictions, we rely on Beijing 58, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangement, please refer to “—Organizational Structure.” To comply with these PRC regulations, we operate our website and value-added telecommunications services through Beijing 58. Beijing 58 holds an ICP license and owns all domain names used in our value-added telecommunications businesses. Beijing 58 is also the owner of all registered trademarks used in our value-added telecommunications businesses and is the applicant of all registered trademark applications we are currently making.

Regulations on Information Security and Censorship

The PRC government regulates and restricts internet content in China to protect state security and ensure the legality of the internet content. The National People’s Congress, China’s national legislative body, enacted a law in December 2000, as subsequently amended, among other things, makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. Pursuant to the Administrative Measures on Internet Information Services and other applicable laws, internet content providers and internet publishers are prohibited from posting or displaying over the internet content which violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Internet service providers are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the MIIT has published regulations that subject ICP operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing.

The Ministry of Public Security has promulgated measures in December 1997 that prohibit the use of the internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. Under PRC law, state secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

In December 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Decision on Strengthening Network Information Protection issued by the Standing Committee of the PRC National People’s Congress in December 2012, ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities. In July 2013, the MIIT promulgated the Regulation on Protection of Personal Information of Telecommunication and Internet Users to provide for more detailed rules in this respect.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

As Beijing 58 is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. Beijing 58 has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations. The majority of the content posted on our online marketplace is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our online marketplace and removing prohibited content. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our online marketplace in the past. However, there is significant amount of content posted on our online marketplace by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant government authority. We believe these measures taken by us are generally in compliance with the relevant laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our online marketplace, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our online marketplace objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our online marketplace increases.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provide that information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss as well as conducting a self-examination of their protection of personal information at least once a year. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. Pursuant to the Internet Electronic Bulletin Service Administrative Measures, ICP operators that provide electronic messaging services must keep users’ personal information confidential and must not disclose the personal information to any third party without the users’ consent or unless required by law. The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to internet mapping services issued by the National Administration of Surveying, Mapping and Geoinformation (formerly known as the State Bureau of Surveying and Mapping), maps transmitted through internet are internet maps. To provide internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the number of technical personnel and map security verification personnel, security facilities, and approval from relevant provincial or municipal surveying and mapping bureau on security system, qualification management and filing management. Internet maps must be approved by relevant government authority before they can be publicized on internet. Further, the State Bureau of Surveying and Mapping and other seven PRC government authorities jointly issued a notice in 2008, to investigate and punish the illegal and non-compliance activities with respect to the internet mapping services or geography information services. We currently provide location information in housing directory by using maps provided by a third party internet map operator, which may be deemed as one type of internet mapping services. Our consolidated affiliated entity, Beijing 58, obtained a Surveying and Mapping Qualification Certificate for internet map search and location services in May 2012, which will expire in December 2014.

Regulations on Employment Agency Services

In accordance with the Employment Promotion Law promulgated by the Ministry of Human Resources and Social Security and the Regulations on Employment Service and Employment Administration promulgated by the Ministry of Human Resources and Social Security, both with effect from January 1, 2008, an employment agency, which provides intermediary and other services for recruitment by employers and job seeking by employees, must obtain an Employment Agency License from the relevant labor authority and be subject to annual inspection by such authority. An employment agency may engage in collecting and publishing job seeking and recruitment information and providing internet employment information services in accordance with relevant laws and regulations. An employment agency is prohibited from providing services for individuals without legal identity certifications or enterprises without legal licenses. A wholly foreign-owned enterprise (other than owned by Hong Kong and Macau service providers) is prohibited from conducting employment agency business. Our jobs and resumes directory provides an online marketplace for job seekers and employers to post resumes and job opportunities. Our consolidated affiliated entity, Beijing 58, obtained an Employment Agency License in March 2012, which will expire in March 2016.

Regulations on E-commerce

China’s e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating e-commerce business. In December 2007, the Standing Committee of Beijing Municipal People’s Congress adopted the Beijing Municipal Regulations on Promotion of Informatization, which provide that any individual or enterprise that conducts business operations through the internet must obtain a business license and/or other necessary licenses prior to operation. The operator of an online marketplace is responsible for checking such individuals’ or enterprises’ licenses. In July 2008, the Beijing AIC promulgated certain rules for implementing the above-mentioned regulation. Pursuant to these rules, any individual or enterprise failing to obtain a business license may be prohibited from doing business on an e-commerce marketplace operating in Beijing, and violation of these rules may lead to penalties on either the individual/enterprise or the operator of the e-commerce marketplace. On January 26, 2014, the SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014 and repealed the Interim Measures for the Administration of Online Products Sales and Relevant Services previously issued by the SAIC in May 2010. Pursuant to the Online Trading Measures, enterprises or other operators that engage in online product sales and other services and have been registered with the SAIC or its local branch must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites; individuals that engage in online product sales and other services must submit actual identification information such as name and address to the operator of the e-commerce marketplace. The Online Trading Measures, however, allow individuals to engage in online product sales and other services without obtaining a business license. Under the Online Trading Measures, a consumer is entitled to return the products (other than customized products, fresh and perishable goods, audio or visual products, computer software and other digital products downloaded online or unpackaged by consumers, and newspapers and journals that have been delivered) within seven days from the date after receipt of the products without giving any reason. The online sellers must, within seven days upon receipt of the returned products, refund the prices paid by consumers for relevant products. In addition, sellers are prohibited from using contract terms or other means setting out provisions that are unfair or unreasonable to consumers such as those excluding or restricting consumers' rights, reducing or exempting operators' responsibilities, and increasing the consumers' responsibilities, and are prohibited from forcing consumers to enter into transactions by using contract terms and technical means.

Beijing 58 has obtained a business license from a branch of the Beijing AIC with a term from December 2005 to December 2025. Based our verbal consultation with the Beijing AIC, we believe that, except for merchants who conduct transactions on our online marketplace, our other users who list information on our marketplace and conduct the product sales and other services offline are not subject to the provisions regarding online marketplace. As for merchants who conduct transactions on our online marketplace, we check their business licenses before allowing them to post listings on our marketplace to ensure compliance with license requirements under PRC laws and regulations. However, uncertainties exist in terms of the implementation of these national and Beijing local rules due to the lack of practical guidance. We cannot predict with certainty to what extent these rules will affect our business operations or future strategies.

Regulations on Software Products

The Administrative Measures on Software Products, issued by the MIIT in October 2000 and subsequently amended, provide a registration and filing system with respect to software products made in or imported into China. These software products may be registered with the relevant local authorities in charge of software industry administration. Registered software products may enjoy preferential treatment status granted by relevant software industry regulations. Software products can be registered for five years, and the registration is renewable upon expiration.

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of December 31, 2013, we had registered 31 computer software copyrights in China.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such another party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. We have registered 35 trademarks in China.

Regulations on Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. We have submitted 52 patent applications, all of which are in the process of examination by the State Intellectual Property Office.

Tort Liability Law

In accordance with the Tort Liability Law, internet users and internet service providers bear tortious liabilities in the event they infringe other persons’ rights and interests through the internet. Where an internet user conducts tortious acts through internet services, the infringed person has the right to request the internet service provider to take necessary actions such as deleting contents, screening and delinking. The internet service provider, failing to take necessary actions after being informed, will be subject to joint and several liabilities with the internet user with regard to the additional damages incurred. If an internet service provider knows an internet user is infringing other persons’ rights and interests through its internet service but fails to take necessary action, it shall be jointly and severally liable with the internet user. We have internal policy designed to reduce the likelihood that user content may be used without proper licenses or third-party consents. When we are approached and requested to remove content uploaded by users on the grounds of infringement, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. However, such policy may not be effective in preventing the unauthorized listing of copyrighted materials or materials infringing other rights of third parties. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—We may be held liable to third parties for information or content displayed on, retrieved from or linked to our website, or distributed to website users, which could harm our reputation and business.”

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the RMB is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May, 2013 SAFE promulgated SAFE Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. We generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our consolidated affiliated entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion, by a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of the SAFE Circular 142 will result in severe penalties, such as heavy fines. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of our securities offerings to fund establishment of new PRC subsidiaries by Wanglin and 58 Technology to invest in or acquire any other PRC companies, or establish new consolidated affiliated entities in the PRC.

Regulations on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2000, and the Implementation Rules of the Foreign-invested Enterprise Law, as amended in April 2001. Pursuant to these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

Pursuant to a SAFE Circular 75 issued by SAFE in October 2005, prior registration with the local SAFE branch is required for PRC residents to establish or control an offshore company for the purposes of financing that offshore company with assets or equity interests in an onshore enterprise located in the PRC. The PRC residents are also required to amend the registration or filing with the local SAFE branch for the injection of equity interests or assets of an onshore enterprise in the offshore company or overseas funds raised by such offshore company, or any other material change involving a change in the capital of the offshore company.

Failure to comply with the registration procedures set forth in the SAFE Circular 75 may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who control our company from time to time are required to register with SAFE in connection with their investments in us. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under the SAFE Circular 75 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under the SAFE Circular 75 and are in the process of amending certain applicable registrations with the local SAFE pursuant to the SAFE Circular 75. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase its registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liabilities and penalties under PRC law.”

Regulations on Employee Stock Option Plans

In February 2012, SAFE promulgated the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents.

We adopted an employee stock option plan in 2010 and a share incentive plan in 2013. Pursuant to these two plans, we may issue options, restricted shares, restricted share units or other type of awards to our qualified employees and directors and consultants on a regular basis. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that our PRC individual beneficiary owners and the share options holders can successfully register with SAFE in full compliance with the Stock Option Rules. The failure of our PRC individual beneficiary owners and the share options holders to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in the PRC who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

PRC Enterprise Income Tax Law and Individual Income Tax Law

Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT Circular 82 issued by the SAT in April 2009 and amended in January 2014 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. The SAT Bulletin 45, with effect from September 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details of determination on resident status and administration on post-determination matters. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe 58.com Inc., CCNC BVI or CCIC HK meet all the criteria provided by the implementation rules, thus we do not believe 58.com Inc., CCNC BVI or CCIC HK is a PRC “resident enterprise.” If the PRC tax authorities determine that 58.com Inc., CCNC BVI or CCIC HK is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Under the EIT Law, we may be classified as a PRC 'resident enterprise' for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Beijing 58, our consolidated affiliated entity, renewed its “high and new technology enterprise” certificate in May 2012, which will be valid until the end of 2014. Wanglin, one of our PRC subsidiaries, obtained a “high and new technology enterprise” in November 2012, which will be valid until the end of 2014. Both Beijing 58 and Wanglin will be eligible for a preferential tax rate of 15% when they have taxable income under the EIT Law, as long as they maintain their “high and new technology enterprise” status.

Regulation on PRC Business Tax and VAT

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Our PRC subsidiaries and consolidated affiliated entities were subject to business tax at the rate of 5% for the membership and online marketing services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such Pilot Program has been expanded to other regions. VAT is or will be applicable at a rate of 6% in lieu of business tax for the membership and online marketing services rendered by our PRC subsidiaries and consolidated affiliated entities after the Pilot Program is being implemented in their respective region. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period.

Employment Laws

In accordance with the PRC National Labor Law, which became effective in January 1995, and the PRC Labor Contract Law, which became effective in January 2008, as amended subsequently, employers must execute written labor contracts with full-time employees in order to establish an employment relationship. All employers must compensate their employees equal to at least the local minimum wage standards. All employers are required to establish a system for labor safety and sanitation, strictly abide by state rules and standards and provide employees with appropriate workplace safety training. In addition, employers in China are obliged to pay contributions to the social insurance plan and the housing fund plan for employees.

We have entered into employment agreements with all of our full-time employees. We have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2013, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB38.9 million (US$6.4 million). While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. See “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report:

Note:

(1)	Jinbo Yao, Lianqing Zhang, Jianbo Su, Beijing Wanglintong Information Technology Co., Ltd., hold 37.8%, 39.8%, 9.0% and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao and Jianbo Su are shareholders of our company. Lianqing Zhang is an employee of SAIF Partners, one of our shareholders. Jinbo Yao is the sole director and holds a 16.7% equity interest in Beijing Wanglintong which is jointly owned by Jinbo Yao, Xiaohua Chen, holding 15.92% equity interest, Jiandong Zhuang, holding 15.8% equity interest, and five other individuals who are employees or ex-employees of our company. Beijing Wanglintong, a PRC domestic company, does not have any business operations or assets other than its equity interest in Beijing 58. The registered business scope of Beijing Wanglintong includes technology promotional services, software development and computer technology training.

(2)	Inactive.

*	Beijing Tongchengtong Information Technology Co., Ltd. owns 2.7% of the equity interest in Chengshi Wangxun (Beijing) Information Technology Co., Ltd., which is inactive currently.

Prior to 2012, we conducted substantially all of our business operations through Beijing 58. Since 2012, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries, Wanglin and 58 Technology, to address risks related to the contractual arrangements discussed above and under “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure and Restrictions on Our Industry.” Currently, we primarily use Wanglin and 58 Technology, rather than Beijing 58, to provide services to our customers, and we have transferred a significant portion of our personnel, including substantially all of our administrative and product development personnel, from Beijing 58 to Wanglin and 58 Technology. As of December 31, 2013, a majority of our assets were held by Wanglin and 58 Technology. Wanglin and 58 Technology collectively generated a majority of our revenues in 2013, and we currently expect that they will continue to generate a majority of our revenues going forward. We further expect Beijing 58’s business to be limited primarily to services that are legally required to be conducted through a PRC domestic entity.

Contractual Arrangements with Beijing 58

We have entered into contractual arrangements with Beijing 58 and its shareholders described below, through which we exercise effective control over the operations of Beijing 58 and receive substantially all its economic benefits and residual returns. Through the amended and restated exclusive business cooperation agreement between Beijing 58 and Wanglin, Wanglin agrees to provide certain technical and business support and related consulting services to Beijing 58 in exchange for service fees. In addition, pursuant to the amended and restated exclusive option agreement, Beijing 58 is prohibited from declaring and paying any dividends without Wanglin’s prior consent and Wanglin enjoys an irrevocable and exclusive option to purchase Beijing 58 shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a nominal price from Beijing Wanglintong Information Technology Co., Ltd., or a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through the arrangements, we can obtain all of Beijing 58’s income and all of its residual interests, such as undistributed earnings, either through dividend distribution or purchase of Beijing 58’s equity interests from its existing shareholders. On the other hand, we are not legally entitled to residual interest as a shareholder upon Beijing 58’s liquidation, and are not legally responsible for Beijing 58’s debts or other liabilities. As a result of the contractual arrangements, we consolidate Beijing 58’s financial results in our consolidated financial statements in accordance with U.S. GAAP.

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In order to maintain sufficient working capital in Beijing 58, Wanglin has not yet exercised its right to provide services to Beijing 58 and thus has not yet received any service fee payment from Beijing 58, as of the date of this annual report. We currently expect Beijing 58 to begin paying a portion of its quarterly profit as service fee to Wanglin once Beijing 58 becomes profitable net of accumulated losses, taking into account Beijing 58’s working capital requirements.

Powers of Attorney. Pursuant to the powers of attorney, the shareholders of Beijing 58 each irrevocably appointed Wanglin as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing 58 and to exercise all of their rights as a shareholder of Beijing 58, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Beijing 58 requiring shareholders’ approval under PRC laws and regulations and the articles of association of Beijing 58, designate and appoint directors and senior management members. Wanglin may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Beijing 58. Each power of attorney will remain in force until the shareholder ceases to hold any equity interest in Beijing 58.

Equity Interest Pledge Agreements. Under the equity interest pledge agreements between Wanglin, Beijing 58 and the shareholders of Beijing 58, as amended and restated, the shareholders pledged all of their equity interests in Beijing 58 to Wanglin to guarantee Beijing 58’s and Beijing 58’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Wanglin for services provided. If Beijing 58 or any of Beijing 58’s shareholders breaches its contractual obligations under the contractual arrangements, Wanglin, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing 58 in accordance with legal procedures. Wanglin has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Wanglin, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Beijing 58 and its shareholders discharges all their obligations under the contractual arrangements. We registered these equity interest pledge agreements with Chaoyang Branch of Beijing Administration for Industry and Commerce in July 2013.

Exclusive Option Agreements. Under the exclusive option agreements between Wanglin, as amended and restated, each of the shareholders of Beijing 58 and Beijing 58, each of the shareholders irrevocably granted Wanglin or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing 58. In addition, Wanglin has the option to acquire all the equity interests of Beijing 58 for either a nominal price from Beijing Wanglintong Information Technology Co., Ltd., or a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Wanglin or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Wanglin’s prior written consent, Beijing 58’s shareholders shall not transfer, donate, pledge, or otherwise dispose any equity interests in Beijing 58. These agreements will remain effective until all equity interests held in Beijing 58 by the Beijing 58’s shareholders are transferred or assigned to Wanglin or Wanglin’s designated representatives. At the moment, we cannot exercise the exclusive option to purchase the current shareholders’ equity interests in Beijing 58 due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. We intend to exercise such option once China opens up these industries to foreign investment.

Loan Agreements.  Pursuant to the loan agreements between Wanglin and each individual shareholder of Beijing 58, Wanglin provided interest-free loans with an aggregate amount of approximately RMB7.8 million (US$1.3 million) to the individual shareholders of Wanglin for the sole purpose of funding the capital increase of Beijing 58. The loans can be repaid by transferring the individual shareholders’ equity interest in Beijing 58 to Wanglin or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement expiring on December 1, 2021 and can be extended with the written consent of both parties before expiration.

In the opinion of our PRC counsel, Han Kun Law Offices, these contractual arrangements are valid, binding and enforceable under current PRC laws. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure and Restrictions on Our Industry.”

D.	Property, Plants and Equipment

Our principal executive offices are located on leased premises comprising 9,339 square meters in Beijing, China. We also maintain leased offices in 26 additional cities in China totaling 34,853 square meters. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. The lease for our principal executive offices will expire in 2027, and the other leases typically have terms of one to five years, some of which are due to expire during 2014 or 2015.

Our servers are primarily hosted at internet data centers owned by major domestic internet data center providers. The hosting services agreements typically have one-year terms and are renewed automatically upon expiration. We believe that we will be able to obtain adequate facilities, principally through leasing, to accommodate our future expansion plans.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

A.	Operating Results

Overview

We operate an online marketplace serving local merchants and consumers in China. Our online marketplace enables local merchants and consumers to connect, share information and conduct business.

We generate revenues primarily from memberships and online marketing services. Our average quarterly paying merchant members increased from approximately 86,000 in 2011 to approximately 187,000 in 2012 and further to approximately 323,000 in 2013. The average paying merchant members reached approximately 393,000 in the fourth quarter of 2013. Merchants that purchase memberships also comprise our target customer base for our online marketing services, which are typically not included in the basic membership.

Our revenues have experienced significant growth. Our revenues increased from US$41.5 million in 2011 to US$87.1 million in 2012 and further to US$145.7 million in 2013. The increase was primarily due to an increase in the number of our paying merchant members, which was driven by our deeper penetration into the existing and additional locations and increased monetization of major content categories. Meanwhile, our online marketing services revenues continued to grow during these periods. In the three years ended December 31, 2013, our gross profit increased significantly while our gross margin improved in each period, primarily due to economies of scale as we expanded our business.

We have invested heavily in brand promotion and expansion of our field sales team, particularly in 2011. Sales and marketing expenses, as a percentage of our revenues, have decreased significantly in 2012 and 2013. We have also invested in building a sizable and capable product development and engineering team. We believe our prior investments will contribute to value creation and significant operating leverage in the long term. In 2014, we expect to increase marketing expenses particularly to promote our mobile services. We will continue to invest in our customer services teams who are helping to increase the overall efficiencies of our revenue generation activities. We expect our operating expenses will increase in absolute amounts, but will decrease as a percentage of our revenues, in the foreseeable future. We incurred net loss of US$83.4 million and US$30.4 million in 2011 and 2012, respectively, and we had a net income of US$19.6 million in 2013.

How We Generate Revenues

While many of our users browse and post information on our online marketplace for free, we generate revenues from the following services:

Membership

A membership is a basic service package mainly consisting of merchant certification, display of an online storefront on our marketplace; preferential listing benefits such as daily priority listings and higher quota for daily listings and access to our dedicated customer service support team and online account management system. Merchants who subscribe to our membership can enjoy more services and achieve more effective marketing than non-paying merchants on our marketplace.

We offer memberships of varying lengths across different content categories. Memberships in the yellow pages and jobs categories are primarily 12-month packages. Memberships in the housing category are primarily one- to three-month packages. We acquire a majority of paying merchant members through our field sales team. Our centralized and dedicated tele-customer service team supports our paying merchant members during their membership to enhance the effectiveness of the member’s marketing efforts and improve the likelihood of membership renewal. A majority of our paying merchant members are small and medium-sized local merchants. The competitive landscape of such merchants changes quickly and many only have temporary recruiting or marketing needs from time to time. We believe our field sales and customer service teams have been effective in increasing the number of our paying merchant members, retaining high quality existing paying merchant members and increasing spending by our existing paying merchant members, all of which are important to the growth of our revenues.

Most paying merchant members pay their membership fees in advance. Such advance payments are made to our field sales team or through our membership subscription webpage and are recorded as customer advances and deposits. Once a member completes the purchase of membership, we deduct such amount from the customer advances and deposits account and record it as deferred revenues. The amounts of revenues are recognized ratably over the contract period for the membership services.

Online Marketing Services

Our online marketing services primarily include listing services, such as real-time bidding and priority listing, and marketing services through collaboration with third-party internet companies in China.

Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a daily or CPC basis. We have developed a user-friendly bidding system, through which merchants can generate text- and graphic-based descriptions for their listings and bid on placements of their listings for the following day or on a CPC basis. We provide reference bidding prices based on certain metrics, such as traffic, number of clicks generated by precedent placements and the previous day’s prices.

Merchants can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying merchant members’ listings. Merchants can purchase listing placements of varying duration from several hours to several days to several weeks.

We collaborate with third-party internet companies by placing the marketing links of their marketing customers on the relevant listing pages on our online marketplace. We generate revenues based on the number of clicks or cost-per-thousand impressions at pre-determined prices.

We also provide other online marketing services, such as resume downloads, text- or graphic-based displays and brand promotion services for varying time periods ranging from a day to several months based on the duration of services or performance criteria, such as number of clicks, effective phone calls and new user registrations.

Merchants are required to make payments in advance before purchasing online marketing services. Advance payments made by merchants are recorded as customer advances and deposits. Once a merchant completes the purchase of services, the amount is recorded as deferred revenues. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved.

Other Services

Revenues from other services are mainly related to group buying services. We began offering group buying services in June 2010 and have significantly scaled back these services since mid-2012.

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current laws of the Cayman Islands, we are not subject to tax on income or capital gains. Additionally, upon payments of dividends to our shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

We are exempted from income tax in the British Virgin Islands on our foreign-derived income. There are no withholding taxes in the British Virgin Islands.

Hong Kong

The operations in Hong Kong have incurred net accumulated operating losses for income tax purpose. The corporate income tax rate in Hong Kong is 16.5%.

PRC

Pursuant to the EIT Law, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, HNTEs will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Beijing 58, our consolidated affiliated entity, and Wanglin, one of our PRC subsidiaries, qualified as HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for the period from 2012 to 2014, so long as they obtain approval from relevant tax authority if they are profitable during the period.

As we had net operating losses or net operating loss carryforward for the years ended December 31, 2011, 2012 and 2013, we have not incurred any PRC income taxes for those periods.

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Our PRC subsidiaries and consolidated affiliated entities were subject to business tax at the rate of 5% for the membership and online marketing services. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the "modern service industries" include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Our subsidiaries in different regions were affected at different times as the VAT Pilot Program was rolled out. Most of our entities were subject to the VAT Pilot Program as of December 31, 2013, or specifically, VAT at rate of 6% in lieu of business tax. With the adoption of the VAT Pilot Program, our revenues are subject to VAT. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

Critical Accounting Policies

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements. The selection of critical accounting policies, the judgments and other uncertainties affecting application of those policies, and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our consolidated financial statements. We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report.

Revenue Recognition

We generate revenues primarily from membership and online marketing services. Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured.

We have adopted the gross presentation for business tax and related surcharges pursuant to ASC 605-45, "Revenue Recognition: Principal Agent Considerations". The amount of business tax and related surcharges included in revenues and cost of revenues were US$2.6 million, US$4.4 million and US$1.7 million for the years ended December 31, 2011, 2012 and 2013, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax ("VAT") Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the "Modern Service Industries" includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Subsidiaries in different regions were affected at different times as the program was rolled out. Most of the Company’s entities were subject to the VAT Pilot Program as of December 31, 2013. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. As such, we have adopted the net presentation of VAT.

Membership.    A membership is a basic services package mainly consisting of the following services: customer certification, display of an online storefront on our marketplace, preferential listing benefits such as limited daily priority listings and higher quota for free daily listings and access to our dedicated customer service support team and online account management system. Membership revenues are recognized ratably over the contract period when membership services are provided.

Online marketing services.    Our online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple deliverables, revenues are allocated to each unit of accounting based on relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009–13. We use (a) vendor-specific objective evidence of selling price, if it exists, (b) otherwise, third-party evidence of selling price. If neither (a) nor (b) exists, we will use (c) the management’s best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence.

Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of comprehensive loss in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive income/(loss). We did not have any interest or penalties associated with tax positions as of December 31, 2011, 2012 and 2013. As of December 31, 2011, 2012 and 2013, we did not have any significant unrecognized uncertain tax positions.

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Share-Based Compensation

All share-based awards to employees and directors, including share options and ordinary shares awards, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period. We used the Binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses were recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Historically, our share-based compensation expenses were relatively low.

We adopted an employee stock option plan, or the 2010 plan, in March 2010. The maximum number of shares in respect of which share awards may be granted under the 2010 plan is 20,173,225. The 2010 plan will terminate automatically 10 years after its adoption, unless terminated earlier by our shareholders’ approval.

We adopted a share incentive plan, or the 2013 plan, in September 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 plan, is 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 plan beginning in 2015, or such lesser number of ordinary shares as determined by our board of directors.

A summary of our share option activities is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
February 1, 2011(1)	240,000	0.525	1.009	1.376	0.851
February 1, 2011(1)	92,000	2.064	0.739	1.376	—
April 1, 2011(1)	300,000	2.064	0.827	1.577	—
April 1, 2011(1)	10,000	2.064	0.850	1.577	—
April 1, 2011(1)	100,000	2.064	0.814	1.577	—
May 31, 2011	2,388,339	2.220	1.193	2.155	—
July 31, 2011	60,000	0.525	1.850	2.311	1.786
July 31, 2011	20,000	2.220	1.170	2.311	0.091
November 30, 2011	598,000	2.300	1.250	2.232	—
March 31, 2012	479,000	2.300	1.310	2.379	0.079
May 31, 2012	342,000	2.300	1.320	2.379	0.079
August 31, 2012	35,500	2.300	1.320	2.379	0.079
November 30, 2012	264,000	2.300	1.330	2.484	0.184
December 31, 2012	192,000	2.300	1.340	2.484	0.184
January 1, 2013	1,187,000	2.300	1.340	2.484	0.184
July 31, 2013	1,900,000	2.500	3.500	5.286	2.786
September 17, 2013	30,000	2.500	3.500	5.286	2.786
October 14, 2013	646,000	5.600	3.770	6.720	1.120
October 30, 2013	70,000	8.500	4.580	8.500	—

Note:

(1)	Options with different vesting schedules and terms result in different fair value on the same issuance date.

In February 2014, our board of directors approved to grant options to purchase an aggregate of 138,200 Class A ordinary shares and 59,400 restricted share units to certain of our employees, with the exercise price of such options being US$15.95 per share.

We estimated the fair value of share options using the binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following assumptions.

	February 1, 2011	April 1, 2011	May 31, 2011	July 31, 2011	November 30, 2011	March 31, 2012	May 31, 2012	November 30, 2012	December 31, 2012 and January 1, 2013	July 31, and September 17, 2013	October 14, and October 30, 2013
Expected volatility(1)	69.5%	67.8%	65.6%	64.9%	62.8%	63.3%	63.1%	54.8%	59.1%	55.6%	54.1%
Risk-free interest rate (per annum)(2)	3.908%	3.825%	4.534%	4.046%	3.899%	2.713%	3.204%	2.032%	2.032%	2.877%	3.100%
Exercise multiple(3)	2	2	2	2	2	2	2	2	2	2	2
Expected dividend yield(4)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected term (in years)(5)	10	10	10	10	10	10	10	10	10	10	10
Expected forfeiture rate (post-vesting)(6)	3.5%	3.5%	3.5%	0.0%	3.5%	3.5%	3.5%	3.2%	3.2%	3.3%	1.0%

Notes:

(1)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(2)	We estimated risk-free interest rate based on the yield to maturity of US$ denominated Chinese Government bonds with a maturity similar to the expected expiry of the term.

(3)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(4)	Expected dividend yield: We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(5)	Expected term (in years): Expected term is the contract life of the option.

(6)	Expected forfeiture rate (post-vesting): Estimated based on historical employee turnover rate after each option grant.

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purposes of (a) determining the fair value of our ordinary shares at the date of issuance of convertible instruments as one of the inputs into determining the intrinsic value of the beneficial conversion feature, if any; and (b) determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm.

Date	Equity Value (US$’000)	Fair Value Per Share (US$)	DLOM	Discount Rate	Type of Valuation	Purpose of the Valuations
February 1, 2011	182,400	1.376	15%	20.0%	Contemporaneous	(b)
March 18, 2011	208,039	1.577	13%	19.0%	Contemporaneous	(a), (b)
May 31, 2011	275,384	2.155	11%	18.5%	Contemporaneous	(b)
July 23, 2011	352,021	2.311	11%	21.0%	Contemporaneous	(b)
November 30, 2011	340,000	2.232	21%	21.0%	Contemporaneous	(b)
April 30, 2012	361,104	2.379	20%	21.0%	Contemporaneous	(b)
December 31, 2012 and January 1, 2013	375,532	2.484	20%	22.0%	Contemporaneous	(b)
July 31 and September 17, 2013	728,321	5.286	9%	19.0%	Contemporaneous	(b)
October 14, 2013	885,777	6.720	4%	N/A	Contemporaneous	(b)
October 30, 2013	1,120,402	8.500	—	N/A	Contemporaneous	(b)

We applied the income approach/ discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•	Weighted average cost of capital, or WACC: WACCs of 20.0%, 19.0%, 18.5%, 21.0%, 21.0%, 21.0%, 22.0% and 19.0% were used for dates as of February 2011, March 2011, May 2011, July 2011, November 2011, April 2012, December 2012 and July 2013, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and non systematic risk factors.

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, four publicly traded companies in China online marketing industry and two publicly traded companies in the U.S. online marketing industry were selected for reference as our guideline companies.

•	Discount for lack of marketability, or DLOM: DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an IPO, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 4.0% to 21.0% in the period from 2011 to 2013.

•	The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from February 2011 to October 2013. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 18.5% to 22.0%.

•	Option-pricing method was used to allocate enterprise value to preference and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats ordinary share and preference share as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preference share.

•	The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 54.1% to 69.5% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preference and ordinary shares would have been different.

The determined fair value of the ordinary shares increased from US$2.232 per share as of November 30, 2011 to US$2.379 per share as of April 30, 2012. We believe the change in the fair value of ordinary shares is primarily attributable to the increase of our paying merchant members from approximately 120,400 in the fourth quarter of 2011 to approximately 142,800 in the first quarter of 2012.

The determined fair value of the ordinary shares increased from US$2.379 per share as of April 30, 2012 to US$2.484 per share as of December 31, 2012. We believe the change in the fair value of ordinary shares is primarily attributable to the increase of paying merchant members from approximately 142,800 in the first quarter of 2012 to approximately 227,900 in the last quarter of 2012.

The determined fair value of our ordinary shares increased from US$2.484 per share as of December 31, 2012 to US$5.286 per share as of July 31, 2013. We believe the increase in the fair value of our ordinary shares was primarily attributable to our achieving net profit in the quarter ended June 30, 2013, which was our first profitable quarter since 2011. This important milestone in our financial performance was mainly driven by the increase in our online marketing services revenues which grew from US$8.8 million in the fourth quarter of 2012 to US$14.1 million in the second quarter of 2013. Since we launched our real-time bidding services nationwide in the first quarter of 2013, these services have gained increasing popularity and more customers have participated in the real-time bidding services and various other online marketing services we provide. Our membership revenues also continued to grow rapidly from US$15.2 million in the fourth quarter of 2012 to US$20.6 million in the second quarter of 2013. Meanwhile, through increasing sales and customer services efficiencies, we have been able to keep our operating expenses relatively stable during the first half of 2013.

The fair value of our ordinary shares on October 14, 2013 was determined based on the mid-point of the original estimated offering price range from US$13.00 per ADS to US$15.00 per ADS (each ADS representing two of our ordinary shares) as shown on the front cover page of our preliminary prospectus dated October 17, 2013. We believe the estimated offering price approximated the fair value of our ordinary shares. The ultimate offering price was increased to US$17.00 per ADS as a result of a stronger market demand for our ADSs than what we had originally expected.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists", which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December 15, 2013 and for interim periods within that fiscal year. We do not expect the adoption of this pronouncement to have a significant impact on our consolidated financial statements.

Results of Operations

The following table sets forth our consolidated results of operations for the periods indicated. Our business has experienced rapid growth since inception. We expect our growth to continue as we grow our user base and explore new market opportunities. However, due to our limited operating history, our historical growth rate may not be indicative of our future performance. Therefore, we believe that period-to-period comparison of our results of operation should not be relied upon as indicative of future performance.

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Revenues	41,534	87,122	145,747
Cost of revenues(1)	6,301	10,406	8,471
Gross profit	35,233	76,716	137,276
Operating expenses(1):
Sales and marketing expenses	100,134	76,422	84,534
Research and development expenses	7,784	18,464	25,138
General and administrative expenses	10,721	13,088	12,983
Total operating expenses	118,639	107,974	122,655
Income/(loss) from operations	(83,406)	(31,258)	14,621
Other income, net	4	857	4,936
Income/(loss) before tax	(83,402)	(30,401)	19,557
Income taxes benefits/(expenses)	—	—	—
Net income/(loss)	(83,402)	(30,401)	19,557

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Cost of revenues	26	30	36
Sales and marketing expenses	225	270	445
Research and development expenses	443	489	996
General and administrative expenses	1,276	882	1,388
Total	1,970	1,671	2,865

The following table sets forth the results of operations for the periods indicated, as percentages of revenues.

	For the Year Ended December 31,
	2011	2012	2013
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	15.2	11.9	5.8
Gross profit	84.8	88.1	94.2
Operating expenses:
Sales and marketing expenses	241.1	87.7	58.0
Research and development expenses	18.7	21.2	17.2
General and administrative expenses	25.8	15.0	8.9
Total operating expenses	285.6	123.9	84.1
Income/(loss) from operations	(200.8)	(35.8)	10.1
Other income, net	0.0	1.0	3.4
Income/(loss) before tax	(200.8)	(34.8)	13.5
Income taxes benefits/(expenses)	—	—	—
Net income/(loss)	(200.8)	(34.8)	13.5

Comparison of the Years Ended December 31, 2011, 2012 and 2013

Revenues

The following table sets forth the principal components of our revenues, both as absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Membership	19,654	47.3	47,919	55.0	85,725	58.8
Online marketing services	15,500	37.3	28,509	32.7	58,457	40.1
Other services	6,380	15.4	10,694	12.3	1,565	1.1
Total revenues	41,534	100.0	87,122	100.0	145,747	100.0

Membership

Membership revenues were US$19.7 million, US$47.9 million and US$85.7 million, representing 47.3%, 55.0% and 58.8% of revenues in 2011, 2012 and 2013, respectively. The increase in our membership revenues was primarily attributable to the increase in the number of our paying merchant members, as a result of our stronger focus on acquiring and serving paying merchant members. Our average quarterly paying merchant members in 2011, 2012 and 2013, were approximately 86,000, 187,000 and 323,000, respectively. We expect our membership revenues will continue to grow as we continue to expand our paying merchant member base in the existing and new cities. Our direct sales teams, who cover 27 cities, and our sales agency teams, who cover another approximately 200 cities, will continue to generate new paying merchant members. Our dedicated customer service team will continue to contribute to membership revenues by retaining existing merchants through helping them to optimize their marketing effectiveness.

Furthermore, paying merchant members also purchase our online marketing services that are not included in the basic membership, to enhance their marketing effectiveness especially after they have experienced the benefits of our membership. These revenues will be recorded under online marketing services revenues. We believe that the continued increase in the number of our paying merchant members and their spending will contribute to the growth of our online marketing services revenue, which in turn will drive our overall revenue growth.

2013 compared to 2012. Our membership revenues increased from US$47.9 million in 2012 to US$85.7 million in 2013, representing an increase of 78.9%. The increase in membership revenues was primarily due to the increase in the number of our average quarterly paying merchant members from approximately 187,000 in 2012 to approximately 323,000 in 2013. We experienced significant growth across multiple content categories, particularly in our housing and jobs categories, in 2013. We did not experience significant price increases for the membership packages during the same periods.

2012 compared to 2011. Our membership revenues increased from US$19.7 million in 2011 to US$47.9 million in 2012, representing an increase of 143.8%. The increase in membership revenues was primarily due to the increase in the number of our average quarterly paying merchant members from approximately 86,000 in 2011 to approximately 187,000 in 2012. We also experienced significant growth across multiple content categories, particularly in our jobs category in 2012. We also established a centralized and dedicated customer services team in Tianjin in 2012, which enhanced our ability to assist customers in monitoring and optimizing their marketing effectiveness.

Online Marketing Services

Revenues from online marketing services were US$15.5 million, US$28.5 million and US$58.5 million, representing 37.3%, 32.7% and 40.1% of our revenues in 2011, 2012 and 2013, respectively. We continue to enhance our ability to more efficiently monetize our substantial traffic. For instance, in the second half of 2012, we developed a real-time bidding system, which allows users to make daily bids for prominent places on our marketplace. This enables us to generate significantly higher revenues from the same amount of listings. These services have continued to attract more merchants and increase average spend per merchant. We expect our online marketing services revenues will continue to grow as we further develop our online marketing services, accumulate operational experience and increase our customer engagement.

2013 compared to 2012. Our online marketing services revenues increased from US$28.5 million in 2012 to US$58.5 million in 2013, representing an increase of 105.0%. In the third quarter of 2012, we began trial launch of our real-time bidding services for certain content categories. Since our nationwide launch in the first quarter of 2013, our real-time bidding services have gained popularity and more customers have participated in the real-time bidding services and various other online marketing services, which contributed to the fast growth of our online marketing services revenues in 2013.

2012 compared to 2011. Our online marketing services revenues increased from US$15.5 million in 2011 to US$28.5 million in 2012, representing an increase of 83.9%. In 2012, we attracted significantly more online marketing services customers and improved customer engagement, partially due to trial launch of our real-time bidding services in selected locations and categories in the third quarter of 2012, which in turn contributed to the growth of our online marketing services revenues in 2012.

Other Services

Revenues from other services were US$6.4 million, US$10.7 million and US$1.6 million, representing approximately 15.4%, 12.3% and 1.1% of our revenues in 2011, 2012 and 2013, respectively. Revenues from other services mainly relate to group buying services. The group buying revenues were US$6.4 million, US$10.7 million and US$1.6 million in 2011, 2012 and 2013, respectively. We began offering group buying services in June 2010 and significantly scaled back these services since mid-2012. We also generated revenues from traditional offline advertising services in 2010 and prior years which were phased out in 2011. We expect other services revenue will be insignificant in future periods.

Cost of Revenues

Cost of revenues consists primarily of business taxes and surcharges, bandwidth costs, rental costs, equipment depreciation associated with website operation, salaries, benefits and share-based compensation for our personnel responsible for website maintenance and operation. We expect that our cost of revenues will increase in absolute amounts as we further grow our user base and expand our revenue-generating services. Our cost of revenues includes share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation” for more information.

2013 compared to 2012. Our cost of revenues was US$8.5 million in 2013, a decrease of 18.6% from US$10.4 million in 2012. The decline in cost of revenues was primarily attributable to the decrease in business tax. Effective on January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the VAT Pilot Program for certain industries in certain regions. Subsidiaries in different regions were affected at different times as the program was rolled out. Most of our entities were subject to the VAT as of December 31, 2013. Business tax is included in cost of revenues and revenues while VAT is deducted from revenues.

2012 compared to 2011. Our overall cost of revenues increased from US$6.3 million in 2011 to US$10.4 million in 2012, representing an increase of 65.1%. The increase in cost of revenues was primarily attributable to increases in business taxes as a result of the increase in revenues. The increase in cost of revenues was also attributable to increased depreciation expenses and bandwidth costs to support the expansion of our online marketplace.

Gross Profit

We expect our gross profit to increase as our revenues expand. The following table sets forth our gross profit and gross margin for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of US$, except for % data)
Gross Profit	35,233	76,716	137,276
Gross margin	84.8%	88.1%	94.2%

2013 compared to 2012.    Our gross profit increased from US$76.7 million in 2012 to US$137.3 million in 2013, representing an increase of 78.9%. Gross margin increased from 88.1% to 94.2% during the same period. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues during the same period. The increase in our gross margin was primarily attributable to the reduction of the PRC business tax in both our revenues and the cost of revenues. As the VAT pilot program rolled out in more cities, most of our revenues in 2013 were subject to VAT, rather than business tax. Please refer to “—Critical Accounting Policies—Revenue Recognition” for more details. Our improved economies of scale as we continued to grow our businesses also contributed, to a lesser extent, to the growing gross margin.

2012 compared to 2011. Our gross profit increased from US$35.2 million in 2011 to US$76.7 million in 2012, representing an increase of 117.7%. Gross margin increased from 84.8% to 88.1% during the same period. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues during the same period. The increase in our gross margin was primarily attributable to our improved economies of scale as we continued to grow our businesses.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses. The following table sets forth our operating expenses, both as absolute amounts and as percentages of our revenues, for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Sales and marketing expenses	100,134	241.1	76,422	87.7	84,534	58.0
Research and development expenses	7,784	18.7	18,464	21.2	25,138	17.2
General and administrative expenses	10,721	25.8	13,088	15.0	12,983	8.9
Total operating expenses	118,639	285.6	107,974	123.9	122,655	84.1

Our sales and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “—Critical Accounting Policies—Share-Based Compensation” for more information.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising, salaries, benefits, commissions and share-based compensation for our sales and marketing personnel, promotion expenses and other operating expenses that are associated with sales and marketing activities. Because the online marketing industry in which we operate was still at a nascent stage of development, we invested aggressively in promoting public awareness of our online marketplace, particularly in 2011. We engaged third parties to promote our brand image through various advertising channels, including advertising on internet search engines, websites and other traditional off-line media. We do not plan to maintain the high level of advertising spending we had in 2011. Our annual advertising expenses decreased since 2011. We expect our sales and marketing expenses (excluding advertising expenses) will moderately increase going forward as we have substantially completed the deployment of our nationwide field sales team. However, from time to time, we may conduct marketing campaigns to promote our brand and incur increased marketing expenses. We may also incur increased advertising expenses in the future as we introduce and promote the public awareness of new products or services, particularly mobile services due to the growing availability and reception by users of mobile services.

The following table sets forth our advertising expenses, sales and marketing expenses excluding advertising expenses and total sales and marketing expenses, both as absolute amounts and as percentages of our revenues, for the periods indicated.

	For the Year Ended December 31,
	2011		2012		2013
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Advertising expenses	68,510	164.9	25,063	28.8	22,703	15.6
Sales and marketing expenses excluding advertising expenses	31,624	76.2	51,359	58.9	61,831	42.4
Total sales and marketing expenses	100,134	241.1	76,422	87.7	84,534	58.0

2013 compared to 2012. Our sales and marketing expenses increased from US$76.4 million in 2012 to US$84.5 million in 2013, representing an increase of 10.6%, but our advertising expenses decreased from US$25.1 million in 2012 to US$22.7 million in 2013, representing a decrease of 9.4%. The decrease in advertising expenses was primarily due to optimization of our advertising strategies and increase in our brand equity. The increase in other sales and marketing expenses excluding advertising expenses was primarily driven by increased salaries, benefits and commissions for our sales and customer services teams.

2012 compared to 2011. Our sales and marketing expenses decreased from US$100.1 million in 2011 to US$76.4 million in 2012, representing a decrease of 23.7%, primarily because our advertising expenses decreased from US$68.5 million to US$25.1 million during the same periods, representing a decrease of 63.4%. As a result of our prior investments in brand promotion, user experience and customer service, our 58.com brand has gained strong recognition and we have reduced the level of spending on brand advertising starting from the second quarter of 2012. The increase in sales and marketing expenses excluding advertising expenses was due to higher salaries, benefits and commissions for our sales personnel, primarily as a result of an increase in our field sales headcount. Our field sales headcount increased significantly in 2011 and was further expanded in the first quarter of 2012, following which we have gradually reduced headcount as we scaled back our group buying business in the second half of 2012.

Research and Development Expenses

Research and development expenses mainly consist of salaries, benefits and share-based compensation for product development and engineering personnel and other operating expenses such as rental and depreciation of equipment that are associated with product development and engineering activities. We expect our research and development expenses to increase on an absolute basis as we intend to hire additional research and development personnel to develop new features, applications and services for our online marketplace and further improve our technologies and infrastructure.

2013 compared to 2012.    Research and development expenses increased from US$18.5 million in 2012 to US$25.1 million in 2013, representing an increase of 36.1%. The increase was primarily due to increased salaries and employee benefits as a result of hiring additional research and development personnel for the development of new features and services.

2012 compared to 2011. Research and development expenses increased substantially from US$7.8 million in 2011 to US$18.5 million in 2012, representing an increase of 137.2%. The increase was primarily due to increased salaries and employee benefits as a result of our hiring additional research and development personnel for the development of new features and services.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits and share-based compensation for our general and administrative personnel, general office expenses and fees and expenses for third-party professional services. We expect our general and administrative expenses to increase in the future on an absolute basis as our business grows and we incur increased costs related to complying with our reporting obligations after we become a public company under U.S. securities laws.

2013 compared to 2012.  Our general and administrative expenses decreased from US$13.1 million in 2012 to US$13.0 million in 2013, representing a slight decrease of 0.8%. Such decrease was primarily due to a decrease in bad debt provision related to group buying business, offset by an increase in personnel costs, including share-based compensation expenses.

2012 compared to 2011. Our general and administrative expenses increased from US$10.7 million in 2011 to US$13.1 million in 2012, representing an increase of 22.1%. Such increase was much slower than our revenue growth of 109.8% from 2011 to 2012 as a result of our increased operating efficiency. The increase in general and administrative expenses was primarily due to higher salaries and benefits for our employees primarily as a result of increased headcount to support our business expansion, partially offset by a decrease in share-based compensation expenses from US$1.3 million to US$0.9 million in the same period. We added general and administrative headcount during 2011 to support our expansion into more cities; and in 2012, our general and administrative headcount remained relatively stable.

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, our revenues are typically lower during the holidays in China, particularly during the Chinese New Year period which occurs in the first quarter of the year, because many businesses are either closed or substantially reduce their activities during the Chinese New Year holiday. Also, certain business activities, such as recruitment, tend to slow down towards the year end, which might impact our revenues in the fourth quarter of the year. While this seasonality of our business has not been apparent historically due to the rapid growth in revenues that we experienced in recent years, we may experience reductions in growth on a successive quarter basis due to these seasonal factors or due to other factors.

Our results of operations for the first quarter of 2014 will be affected by similar trends and key factors that affected our previous first quarters in the past. For the first quarter of 2014, we have experienced similar seasonal impact on our estimated revenue for the quarter, and we have also incurred increased sales and marketing expenses due to marketing campaigns conducted during this period.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the two years ended December 31, 2012, we and our independent registered public accounting firm identified a material weakness as of December 31, 2012. As defined in standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified related to the lack of sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements timely and properly. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control under the Sarbanes-Oxley Act for purposes of identifying and reporting any weakness in our internal control over financial reporting. We and they are required to do so only after we become a public company. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional control deficiencies may have been identified.

To remedy our identified material weakness, we have adopted several measures to improve our internal control over financial reporting, including (1) hiring a senior accounting director, in December 2012, who has more than 10 years of extensive financial accounting and operations experience in a NYSE-listed China-based internet company, and who has started several initiatives to improve our company’s internal controls over financial reporting in 2013, particularly the period end closing processes and controls; (2) implementing a finance enterprise resource planning system which improves visibility of data, journal entries and closing and reporting process controls in 2013; (3) hiring one additional staff for our U.S. GAAP reporting team as well as allocating more staff resources from other accounting teams to our U.S. GAAP reporting team during the reporting period in 2013; (4) organizing internal U.S. GAAP trainings in 2013 by our U.S. reporting director, who has gained extensive U.S. GAAP financial reporting experience at a NASDAQ-listed China-based technology company and a leading international accounting firm and obtained AICPA qualification; (5) setting up internal control audit function in 2013 under the leadership of our audit director who has gained the relevant experience in a NASDAQ-listed China-based internet company and a leading international accounting firm; and 6) improving the development, maintenance and integration of our various internal business systems in 2013 through the management information system department, which was established in the fourth quarter of 2012.

In addition, we have started to take a number of other steps to strengthen our internal control over financial reporting, including (1) to further expedite and streamline the reporting process, (2) to develop compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, (3) to implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (4) to hire more resources to strengthen the financial reporting function and to set up financial and system control framework, and (5) to engage an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls.

Because such remediation measures were not fully implemented, management concluded that there still was a material weakness at December 31, 2013 related to the lack of sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements timely and properly. We expect to complete the measures discussed above by the end of 2014 and will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act. We expect that we will incur significant costs in the implementation of such measures. However, the implementation of these measures may not fully address the deficiencies in our internal control over financial reporting. See “Item 3.D. Key Information—Risk Factors—Risks Related to Our Business—If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2011, 2012 and 2013 were increases of 5.4%, 2.6% and 2.6%, respectively. The year-over-year percent changes in the consumer price index for February 2012, 2013 and 2014 were increases of 3.2%, 3.2% and 2.0%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, term deposits and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China” and “Item 4. Information on the Company—B. Business Overview—Regulation.”

B.	Liquidity and Capital Resources

Cash Flows and Working Capital

Prior to the completion of our initial public offering on November 5, 2013, our primary sources of liquidity had been private sales of ordinary shares and preference shares, yielding aggregate net proceeds of US$114.5 million since 2008. We incurred net losses of approximately US$83.4 million and US$30.4 million in 2011 and 2012, respectively, and had net cash used in operating activities of US$50.3 million and US$4.7 million in 2011 and 2012, respectively. The significant net cash outflow from operating activities in 2011 was primarily due to our advertising campaigns for business expansion in that year. We had a net income of approximately US$19.6 million in 2013 and net cash provided by operating activities of US$66.3 million in 2013. On November 5, 2013, we completed our initial public offering in which we issued and sold 12,650,000 ADSs representing 25,300,000 Class A ordinary shares resulting in net proceeds to us of approximately US$200.0 million after deducting underwriting commissions. Concurrently with our initial public offering, we also raised US$15.0 million from DCM Hybrid RMB Fund, L.P., a fund affiliated with DCM V.L.P., our existing shareholder, by private placement of 1,764,706 Class A ordinary shares at a price of US$8.50 per share.

As of December 31, 2013, we had US$60.5 million in cash and cash equivalents, which primarily consisted of cash, demand deposits and highly liquid investments placed with banks or other financial institutions that have original maturities of three months or less, we had US$98.4 million in short-term investments, representing investment funds placed with banks with terms shorter than three months and we had US$152.2 million in term deposits, placed with banks with terms longer than three months but shorter than or equal to one year. Our total current assets were adequate to cover the remaining current liabilities as of December 31, 2013. We believe that our available cash and cash equivalents, term deposits, short-term investments and cash generated from operations will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months. We also believe that if necessary, we can obtain sufficient funding through external borrowing to finance future capital commitments or operating expenses in the foreseeable future.

Although we consolidate the results of Beijing 58, our consolidated affiliated entity, and its subsidiaries, our access to cash balances or future earnings of these entities is only through our contractual arrangements with Beijing 58 and its shareholders. See “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Beijing 58.”

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2011	2012	2013
	(in thousands of US$)
Net cash provided by/(used in):
Operating activities	(50,323)	(4,728)	66,304
Investing activities	(10,455)	(27,153)	(230,046)
Financing activities	57,110	253	213,343
Effect of exchange rate changes on cash and cash equivalents	324	(14)	224
Net increase/(decrease) in cash and cash equivalents	(3,344)	(31,642)	49,825

Operating Activities

Net cash provided by or used in operating activities primarily consisted of our net income or loss adjusted for certain non-cash items, including depreciation and amortization, share-based compensation, impairment and disposal of property and equipment and foreign exchange income/(loss) and further adjusted by changes in operating assets and liabilities, such as accounts receivable, accounts payable, deferred revenues, customer advances and deposits and accrued expenses and other liabilities.

Net cash provided by operating activities was US$66.3 million in 2013. Our net cash provided by operating activities in 2013 reflected a net income of US$19.6 million, adjusted for non-cash items of US$7.0 million and changes in operating assets and liabilities of US$39.7 million. Non-cash reconciling items mainly included depreciation and amortization expenses of US$4.7 million and share-based compensation expenses of US$2.9 million. Changes in operating assets and liabilities mainly represented an increase in deferred revenues of US$26.1 million, increase in customer advances and deposits of US$10.3 million, decrease in amounts due from related parties of US$2.0 million, an increase in accrued expenses and other current liabilities of US$3.4 million, partially offset by a decrease in accounts payable of US$2.6 million and increase in accounts receivable of US$1.1 million. Deferred revenues increased as our membership revenues and online marketing services revenues grew rapidly.

Net cash used in operating activities was US$4.7 million in 2012. Our net cash used in operating activities in 2012 reflected a net loss of US$30.4 million, adjusted for non-cash items of US$6.7 million and changes in operating assets and liabilities of US$19.0 million. Non-cash reconciling items mainly included depreciation and amortization of US$3.9 million and share-based compensation expenses of US$1.7 million. Changes in operating assets and liabilities mainly represent an increase in customer advances and deposits of US$7.2 million and an increase in deferred revenues of US$13.6 million, offset by a decrease in account payable of US$9.1 million. Customer advances and deposits and deferred revenues increased as our membership revenues and online marketing services revenues grew rapidly. The decrease in accounts payable was primarily attributable to the scaling-back of group buying services in 2012. Other factors impacting operating cash flow included an increase in salary and welfare payable due to increased headcount.

Net cash used in operating activities was US$50.3 million in 2011. The main reason for the cash outflow was the significant investment in advertising campaigns for our business expansion. Our net cash used in operating activities in 2011 reflected a net loss of US$83.4 million, adjusted by the reconciliation of non-cash items of US$3.9 million and changes in operating assets and liabilities of US$29.2 million. Non-cash reconciling items mainly included share-based compensation expenses of US$2.0 million, and depreciation and amortization and impairment of property and equipment of US$1.7 million. Changes in operating assets and liabilities mainly represented an increase in customer advances and deposits of US$3.3 million, increase in deferred revenues of US$10.6 million and increase in accounts payable of US$18.4 million. The increases in customer advances and deposits and deferred revenue primarily related to our overall customer and business growth. The increase in accounts payable was primarily attributable to the introduction of group buying services in June 2010.

Investing Activities

Net cash used in investing activities primarily consists of capital expenditures, mainly for purchases of servers and other equipment and investment in short-term financial instruments and term deposits to optimize the interest income for our excess cash from operating activities. We expect that our capital expenditures will increase as we purchase additional equipment and servers and expand our technology infrastructure to support the growth of our business.

Our net cash used in investing activities were US$10.5 million, US$27.2 million and US$230.0 million in 2011, 2012 and 2013, respectively. Our cash used in investing activities in 2011, 2012 and 2013 included US$28.1 million, US$212.8 million and US$397.3 million that we used to purchase short-term financial instruments, which was partially offset by US$24.4 million, US$190.9 million and US$323.6 million of proceeds from maturity of short-term investments, respectively. We purchased term deposits of US$152.2 million in 2013 with maturity between three months and one year. We used US$5.7 million, US$5.2 million and US$4.2 million to purchase property and equipment in 2011, 2012 and 2013, respectively.

Financing Activities

Net cash provided by financing activities primarily consists of net proceeds from the issuance of ordinary and preference shares, net of the repurchase of ordinary shares from certain shareholders.

Our net cash provided by financing activities in 2013 was US$213.3 million, primarily attributable to the net proceeds from our initial public offering. Our net cash provided by financing activities in 2012 was US$0.3 million, primarily attributable to the proceeds from exercises of stock options. In 2011, our net cash provided by financing activities was US$57.1 million, which included the net cash proceeds from the issuance of series B preference shares of US$2.1 million in March 2011 and the issuance of series B-1 preference shares of US$55.0 million in August and September 2011.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds at its discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. As our PRC subsidiaries and consolidated affiliated entities have incurred accumulated losses, they have not started to contribute to the staff welfare and bonus funds. Our PRC subsidiaries have never paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Capital Expenditures

We had capital expenditures of US$5.7 million, US$5.2 million and US$4.2 million in 2011, 2012 and 2013, respectively, representing 13.6%, 6.0% and 2.9% of our total revenues for such years, respectively. Our capital expenditures were primarily for the purchase of servers and other equipment. Our capital expenditures have been primarily funded by net cash provided by financing activities and net cash provided by operating activities.

C.	Research and Development

As of December 31, 2013, we had 697 product development and engineering professionals who focus on developing products to deliver and enhance user experience. We have developed a robust technology platform capable of efficiently processing large amounts of data, screening the relevance and credibility of information, and delivering a superior search indexing function. Our system is built on a distributed, load balanced computing infrastructure, which is highly scalable and reliable. This allows us to expand processing capacity and add new features and functionalities efficiently without incurring significant additional costs.

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. We have applied for the registration of 52 patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. We have registered 31 computer software copyrights and 24 artwork copyrights in China. In addition, we have registered 6 domain names that are material to our business, including www.58.com and www.58.com.cn and 35 trademarks, including and , in China.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2013 to December 31, 2013 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.	Tabular Disclosure of Contractual Obligations

We lease our facilities and offices under non-cancelable operating lease agreements. Certain of these arrangements have renewal or expansion options and adjustments-for-market provisions, such as free or escalating base monthly rental payments. The lease for our headquarters in Beijing runs through 2027.

We use third-party services for server custody and bandwidth. The contracts are typically 12 months in duration. We typically contract these services according to the traffic level of our online marketplace and the respective server storage and bandwidth required to support the traffic.

As of December 31, 2013, future minimum commitments under non-cancelable agreements were as follows.

		Year Ending December 31,
	Total	2014	2015	2016	2017	2018	Thereafter
	(in thousands of US$)

Operating lease commitment	13,537	1,827	1,358	1,251	1,052	1,032	7,017
Server custody and bandwidth fee commitment	319	319	—	—	—	—	—
Advertising commitment	3,659	3,659	—	—	—	—	—
Total	17,515	5,805	1,358	1,251	1,052	1,032	7,017

G.	Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the sections titled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, our goals and strategies, our future business development, financial condition and results of operations, ability to retain and grow its user base and network of local merchants for its online marketplace, the growth of, and trends in, the markets for its services in China, the demand for and market acceptance of its brand and services, competition in its industry in China, our ability to maintain the network infrastructure necessary to operate our website and mobile applications, relevant government policies and regulations relating to the corporate structure, business and industry, and our ability to protect its users' information and adequately address privacy concerns. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Yao	37	Chairman and Chief Executive Officer
Wensheng Cai	44	Director
Dong Yang	42	Director
Frank Lin	49	Director
Julian Cheng	40	Director
Herman Yu	43	Independent Director
Richard Weidong Ji	46	Independent Director
Hao Zhou	37	Chief Financial Officer
Xiaohua Chen	32	Senior Vice President of Product Management and Website Operation
Jiandong Zhuang	45	Senior Vice President of Sales
Dong Duan	48	Vice President of Human Resource and Administration
Chuan Zhang	38	Vice President of Product Management

Mr. Jinbo Yao is our founder and has served as chairman of our board of directors and chief executive officer of our company since our inception. Mr. Yao is a pioneer in China’s internet industry. Before founding our company, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of Xueda Education Group, a company he co-founded and listed on the NYSE. Mr. Yao received bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Mr. Wensheng Cai has served as our director since March 2010. Mr. Cai has been chief executive officer of 4399 Network Inc., an online game publisher, since 2008. He has served as a director and the chairman of 4399 Network Inc. since 2002. Mr. Cai is also chairman of the board of directors of Xiamen Meitu Mobile Technology Co., Ltd., a mobile application company in China.

Mr. Dong Yang has served as our director since August 2006. Mr. Yang is a general partner of SAIF Partners, a private equity firm. Prior to becoming a general partner in 2004, he served as a director at SAIF Partners from 2001 to 2004. From 2000 to 2001, he was an investment officer and director at Softbank China Venture Capital. Mr. Yang currently serves on the board of directors of several companies, including Perfect World Co., Ltd., a NASDAQ-listed company. Mr. Yang received his bachelor’s degree in computer science from Tsinghua University in 1995, and his master’s degree in accounting from University of Southern California in 1997. Mr. Yang is a Chartered Financial Analyst.

Mr. Frank Lin has served as our director since March 2010. Mr. Lin is a general partner of DCM, a technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of SINA Corporation, a NASDAQ-listed company. He co-founded sina.com’s precursor company, SinaNet, in 1995 and later guided the company through its listing on NASDAQ. Prior to founding SinaNet, Mr. Lin was a consultant at Ernst & Young Management Consulting Group. He had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of numerous companies invested by DCM, including Vipshop Holdings Limited, a NYSE-listed company. Mr. Lin received his bachelor’s degree in engineering from Dartmouth College and a master’s degree in business administration from Stanford University.

Mr. Julian Cheng has served as our director since December 2010. Mr. Cheng is a managing director in the China group at Warburg Pincus Asia LLC, which he joined in 2000. Mr. Cheng is currently a director of RDA Microelectronics Inc., a NASDAQ-listed company, and Xueda Education Group, a company listed on the NYSE. He is also a director for a number of other private companies. Prior to joining Warburg Pincus Asia LLC, Mr. Cheng worked for the capital markets and investment banking divisions of Salomon Smith Barney and Bankers Trust in Hong Kong. Mr. Cheng received his bachelor’s degree in economics from Harvard University in 1996.

Mr. Herman Yu has served as our independent director and chair of the audit committee of our board of directors since October 2013. Mr. Yu has served as chief financial officer of SINA Corporation (SINA), which is listed on NASDAQ, since August 2007. Prior to that, Mr. Yu served as SINA’s acting chief financial officer from May 2006 to August 2007 and vice president and corporate controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, initially as chief auditor and then as corporate marketing controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently an independent director of NASDAQ-listed Mecox Lane Ltd. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a bachelor’s degree in economics from the University of California, Santa Cruz.

Mr. Richard Weidong Ji has served as our independent director since October 2013. Mr. Ji is the founding partner of All-Star Investment Limited, which aims at investing in internet technology leaders and consumer brands that help enhance the lives of Chinese consumers. Mr. Ji is also an independent director and a member of the audit committee of the board of NASDAQ-listed YY Inc. Mr. Richard Weidong Ji served as managing director and head of Asia-Pacific internet/media investment research at Morgan Stanley Asia Limited from 2005 to 2012. Mr. Ji holds a Doctor of Science degree in biological science from Harvard University, an MBA from the Wharton School of Business at the University of Pennsylvania and a Bachelor of Science from Fudan University in China.

Mr. Hao Zhou has served as our chief financial officer since May 2011. Prior to joining our company, Mr. Zhou was chief financial officer in CITIC Pharmaceutical Co., Ltd. since September 2010. From May 2009 to September 2010, Mr. Zhou held two senior management positions at Wuxi PharmaTech (Cayman) Inc., a NYSE-listed company, with the latest position as the chief financial officer. From 1998 to 2009, Mr. Zhou held various senior finance managerial positions at General Electric Company and served as the senior finance manager of Greater China from 2007 to 2009. Mr. Zhou received his bachelor’s degree from Shanghai International Studies University in 1998.

Mr. Xiaohua Chen has served as our senior vice president of product management and website operation since December 2007. From June to December 2007, Mr. Chen served as head of product department at ganji.com responsible for product management and customer experience. Prior to joining ganji.com, he was the senior project manager and chief editor at Xiamen Haowei Network Technology Co., Ltd. Mr. Chen is a co-founder of dunsh.org, a nonprofit search engine optimization website in China. While in college, Mr. Chen co-founded 0755.org.cn, one of the earliest online classifieds providers in China. Mr. Chen received a bachelor’s degree in material formation from Xiangtan University in 2004.

Mr. Jiandong Zhuang has served as our senior vice president of sales since September 2007. From January 2005 to January 2007, Mr. Zhuang founded and managed Beijing Yingpu Bailian Technology Trading Co., Ltd., a SMS website and wireless service operator. Prior to founding his own company, Mr. Zhuang managed the China Unicom CDM operation and sales at Beijing Lianyin Investment Co., Ltd from May 2003 to December 2004. Mr. Zhuang received a bachelor’s degree in chemistry from Capital Normal University in 1991.

Mr. Dong Duan has served as our senior vice president of human resource and administration since April 2011. Prior to joining us, Mr. Duan served as the senior vice president of e-commerce, advertising, human resource and administration at Beijing RedBaby Information Technology Co., Ltd. from June 2009 to March 2011. From November 2002 to May 2009, Mr. Duan was the senior human resource director at SINA Corporation, a NASDAQ-listed company, and was a human resource consultant at Shimao Group and SeaRainbow Holding Corp. From November 1994 to March 2000, Mr. Duan served as the human resource director at Carrefour China. Mr. Duan received a bachelor’s degree in economics from Shaanxi Institute of Finance and Economics in 1983 and an MBA degree from Renmin University of China in 2003.

Mr. Chuan Zhang has served as our vice president of product management since September 2011. From July 2006 to September 2011, Mr. Zhang served as head of Baidu Union product department at Baidu, Inc. responsible for Baidu Union product development and operation. Mr. Zhang served as the senior product manager at the mobile department of UFIDA Software Co. Ltd. from May 2005 to July 2006. Prior to joining UFIDA, Mr. Zhang was a product development manager at the Planning Board for the Center of Information at the Ministry of Education. Mr. Zhang received a bachelor’s degree in mathematics from Beijing Normal University in 1997 and an MBA degree from Tsinghua University in 2003.

B.	Compensation

We paid an aggregate of approximately RMB6.3 million (US$1.0 million) in cash to our executive officers in 2013, and we did not pay any cash compensation to our non-executive directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause at any time without advance notice or remuneration for certain acts of the officer, such as conviction or guilty plea to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by giving one-month advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. An executive officer may resign at any time by giving one-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2010 Employee Stock Option Plan and the 2013 Share Incentive Plan. The purpose of these two share incentive plans is to attract, motivate and retain the best available personnel by linking their personal interests to the success of our business. As of March 31, 2014, options and restricted share units to purchase 9,211,082 ordinary shares were issued and outstanding, options to purchase 1,612,610 ordinary shares had been exercised for which we will issue 1,612,610 Class A ordinary shares to the option holders after the expiration of the 180-day lock-up period in connection with our initial public offering, and 9,969,196 ordinary shares had been granted under the 2010 plan.

The 2010 Employee Stock Option Plan

The maximum number of shares in respect of which share awards may be granted under the 2010 Employee Stock Option Plan, or the 2010 Plan, is 20,173,225. The following paragraphs summarize the terms of the 2010 Plan.

Plan Administration. The plan administrator is our board of directors, or one or more committees designated by our board of directors. The plan administrator will determine the provisions and terms and conditions of each grant.

Award Agreement. Options granted under the plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant.

Option Exercise Price. The exercise price subject to an option shall be determined by the plan administrator and set forth in the award agreement. The exercise price may be amended or adjusted by the administrator for the benefit of any eligible person.

Eligibility. We may grant awards to our directors, officers, employees and consultants of our company or any of our subsidiaries.

Term of the Awards. The term of each option grant shall not exceed 10 years from the date of the grant.

Vesting Schedule. In general, the plan administrator determines the vesting schedule or conditions, which is set forth in the award agreement.

Transfer Restrictions. Awards for options may not be transferred in any manner by the award holders and may be exercised only by such holders, subject to limited exceptions. However, the award holder shall be permitted to transfer options to a trust controlled by such award holder during his or her lifetime for estate planning purposes.

Termination of Employment or Service. In the event that an award recipient ceases employment with us or ceases to provide services to us, any vested options will generally terminate after a period of time following the termination of employment if the award recipient does not exercise the options during this period.

Termination and Amendment of the Plan. Unless terminated earlier, the 2010 Plan will terminate automatically in 2020. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval with respect to certain amendments. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.

The 2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan, or the 2013 Plan, in September 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 2,800,000 Class A ordinary shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of Class A ordinary shares as determined by our board of directors.

The following paragraphs describe the principal terms of the 2013 Plan.

Types of Awards. The 2013 Plan permits the awards of options, restricted shares, restricted share units or any other type of awards that the committee or the board decides.

Plan Administration. Our board of directors, our compensation committee or a committee designated by our board will administer the 2013 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

Award Agreement. Awards granted under the 2013 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Eligibility. We may grant awards to our employees, directors and consultants of our company. However, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

Acceleration of Awards upon Change in Control. If a change in control of our company occurs, the plan administrator may, in its sole discretion, provide for (i) all awards outstanding to terminate at a specific time in the future and give each participant the right to exercise the vested portion of such awards during a specific period of time, or (ii) the purchase of any award for an amount of cash equal to the amount that could have been attained upon the exercise of such award, or (iii) the replacement of such award with other rights or property selected by the plan administrator in its sole discretion, or (iv) payment of award in cash based on the value of ordinary shares on the date of the change-in-control transaction plus reasonable interest.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Options. The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is the tenth anniversary after the date of a grant.

Transfer Restrictions. Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.

Termination of the 2013 Plan. Unless terminated earlier, the 2013 Plan will terminate automatically in 2023. Our board of directors has the authority to amend or terminate the plan subject to shareholder approval or home country practice.

The following table summarizes, as of March 31, 2014, outstanding options held by our executive officers and directors under our 2010 plan and 2013 plan.

Name	Ordinary shares Underlying Options Awarded	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao Zhou	*	2.220	May 31, 2011	May 30, 2021
	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
Xiaohua Chen	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
Dong Duan	*	2.064	April 1, 2011	March 31, 2021
	*	2.500	July 31, 2013	July 30, 2023
Chuan Zhang	*	2.300	November 30, 2011	November 29, 2021
	*	2.300	May 31, 2012	May 30, 2022
	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
Herman Yu	*	8.500	October 30, 2013	October 29, 2023
Richard Weidong Ji	*	8.500	October 30, 2013	October 29, 2023

*	Less than one percent of our total outstanding share capital.

As of March 31, 2014, other employees as a group held options to purchase 8,325,354 ordinary shares of our company, with exercise prices ranging from nil to US$15.95 per ordinary share.

C.	Board Practices

Our board of directors currently consists of seven directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees of the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Herman Yu, Richard Weidong Ji and Dong Yang, and is chaired by Herman Yu. Herman Yu and Richard Weidong Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Herman Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Julian Cheng, Herman Yu and Richard Weidong Ji, and is chaired by Julian Cheng. Herman Yu and Richard Weidong Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

•	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Jinbo Yao, Herman Yu and Richard Weidong Ji, and is chaired by Jinbo Yao. Herman Yu and Richard Weidong Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

•	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, skills, experience, expertise and diversity;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

•	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

•	evaluating the performance and effectiveness of the board as a whole.

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. A shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by an ordinary resolution of our shareholders. A director will be removed from office automatically if, among other things, the director (1) becomes bankrupt or makes any arrangement or composition with his creditors generally; or (2) dies or is found by our company to be of unsound mind.

D.	Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013
Function
Sales, customer service and marketing	4,926	4,529	4,542
among which, sales	3,568	4,153	3,967
Research and development	513	727	697
Website operations	83	75	83
Management and administrative positions	299	329	331
Total	5,821	5,660	5,653

Our success depends on our ability to attract, retain and motivate qualified personnel. We believe we offer our employees competitive compensation packages and an environment that encourages initiative and meritocracy, and as a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team. We design and implement in-house training programs tailored to each job function and a set of responsibilities to enhance performance. Specific training is provided to new employees at orientation to familiarize them with our working environment and operational procedures.

As required by PRC regulations, we participate in various statutory employee benefit plans, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time.

E.	Share Ownership

Please refer to “Item 7.A. Major Shareholders and Related Party Transactions—Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and

•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below assume that there are 162,876,693 ordinary shares outstanding as of April 15, 2014, comprising of 40,864,706 Class A ordinary shares and 122,011,987 Class B ordinary shares.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Number		%(1)
Directors and Executive Officers:**
Jinbo Yao	36,833,708	(2)	22.6
Wensheng Cai(3)	-		-
Dong Yang(4)	26,421,422	(5)	16.2
Frank Lin(6)	22,034,498	(7)	13.5
Julian Cheng(8)	29,135,449	(9)	17.9
Herman Yu(10)	-		-
Richard Weidong Ji(11)	-		-
Hao Zhou	*		*
Xiaohua Chen(12)	*		*
Jiandong Zhuang(13)	*		*
Dong Duan	*		*
Chuan Zhang	*		*
All directors and executive officers as a group	118,365,597		72.7

Principal and Selling Shareholders:
Nihao China Corporation	29,418,640	(14)	18.1
WP X Asia Online Investment Holdings Limited(15)	29,135,449	(16)	17.9
SB Asia Investment Fund II L.P.(17)	23,997,608	(18)	14.7
DCM V, L.P. and Affiliates(19)	22,034,498	(20)	13.5

Notes:

*	Less than one percent of our total outstanding capital.

**	Except for Mr. Wensheng Cai, Mr. Dong Yang, Mr. Frank Lin, Mr. Julian Cheng, Mr. Herman Yu and Mr. Richard Weidong Ji, the business address of our directors and executive officers is c/o Block E, the North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying the options held by such person or group exercisable within 60 days of April 15, 2014. Percentage of beneficial ownership of each listed person or group is based on (1) 162,876,693 ordinary shares outstanding as of April 15, 2014, and (2) the number of ordinary shares underlying options exercisable by such person or group within 60 days of April 15, 2014.

(2)	Consists of 29,418,640 Class B ordinary shares held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust, and 7,415,068 Class B ordinary shares beneficially owned by certain of our executive officers and employees who acquired the ownership of these shares pursuant to our employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney. Such individuals include all executive officers and employees who became our ordinary shareholders through our employee stock option plan.

(3)	The business address of Mr. Cai is No. 51, Yuan Dang Road, Xiamen, China.

(4)	Mr. Yang is a director of our company appointed by SB Asia Investment Fund II L.P. Mr. Yang disclaims beneficial ownership of shares held by SB Asia Investment Fund II L.P, except to the extent of his pecuniary interest therein. The business address of Mr. Yang is 18/F Tower C, Central International Trade Center, Chaoyang District, Beijing, 100022, China.

(5)	Represents 2,423,814 Class B ordinary shares held by Mr. Yang and 23,997,608 Class B ordinary shares held by SB Asia Investment Fund II L.P.

(6)	Mr. Lin is a director of our company appointed by DCM. Mr. Lin disclaims beneficial ownership of shares held by DCM, except to the extent of his pecuniary interest therein. The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, China.

(7)	Represents 1,764,706 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., 19,786,962 Class B ordinary shares held by DCM V, L.P. and 482,830 Class B ordinary shares held by DCM Affiliates Fund V, L.P.

(8)	Mr. Cheng is a director of our company appointed by WP X Asia Online Investment Holdings Limited. Mr. Cheng disclaims beneficial ownership of shares held by WP X Asia Online Investment Holdings Limited, except to the extent of his pecuniary interest therein. The business address of Mr. Cheng is Suite 6703, Two IFC, 8 Finance Street, Central, Hong Kong.

(9)	Represents 29,135,449 Class B ordinary shares held by WP X Asia Online Investment Holdings Limited.

(10)	The business address of Mr. Yu is 20/F, Ideal Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing 100080, P. R. China.

(11)	The business address of Mr. Ji is Suite 2103 21/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.

(12)	Mr. Chen has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Chen currently owns through Trumpway Limited, a British Virgin Islands company wholly owned by Mr. Chen.

(13)	Mr. Zhuang has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Zhuang currently owns through Magic Mirror Holdings Limited, a British Virgin Islands company wholly owned by Mr. Zhuang.

(14)	Represents 29,418,640 Class B ordinary shares held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust.

(15)	WP X Asia Online Investment Holdings Limited is a wholly-owned subsidiary of Warburg Pincus Private Equity X, L.P. and Warburg Pincus X Partners, L.P., both Delaware limited partnerships (collectively, “WP X”). Warburg Pincus LLC (“WP LLC”), a New York limited liability company, is the manager of WP X. Warburg Pincus Partners, LLC, a New York limited liability company (“WP Partners”) and a direct subsidiary of Warburg Pincus & Co., a New York general partnership (“WP”), is the general partner of WP X. Charles R. Kaye and Joseph P. Landy are managing general partners of WP. The general partners of WP disclaim beneficial ownership of the shares held by WP X Asia Online Investment Holdings Limited, except to the extent of each person’s pecuniary interest therein. The business address of WP X Asia Online Investment Holdings Limited is 2/F Palm Grove House, P.O. Box 3340, Road Town, Tortola, British Virgin Islands.

(16)	Represents 29,135,449 Class B ordinary shares held by WP X Asia Online Investment Holdings Limited, a British Virgin Islands company.

(17)	Andrew Y. Yan is the sole shareholder of SAIF II GP Capital Ltd., the sole general partner of SAIF Partners II L.P., which is the sole general partner of SAIF II GP L.P., which is in turn the sole general partner of SB Asia Investment Fund II L.P., which is the record owner of Class B ordinary shares. Pursuant to section 13(d) of the Exchange Act, Mr. Yan may be deemed to beneficially own all of our shares held by SB Asia Investment Fund II L.P. The registered address of SB Asia Investment Fund II L.P. is P.O. Box 309GT, Ugland House, South Church, George Town, Grand Cayman, Cayman Islands.

(18)	Represents 23,997,608 Class B ordinary shares held by SB Asia Investment Fund II L.P., a Cayman Islands limited partnership.

(19)	The general partner of DCM V, L.P. and DCM Affiliates Fund V, L.P. is DCM Investment Management V, L.P. whose general partner is DCM International V, Ltd. DCM International V, Ltd., through DCM Investment Management V, L.P., has the sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell and Peter W. Moran, the directors of DCM International V, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM V, L.P. and DCM Affiliates Fund V, L.P., except to the extent of each person’s pecuniary interest therein. The general partner of DCM Hybrid RMB Fund, L.P. is DCM Hybrid RMB Fund Investment Management, L.P. whose general partner is DCM Hybrid RMB Fund International, Ltd. DCM Hybrid RMB Fund International, Ltd., through DCM Hybrid RMB Fund Investment Management, L.P., has sole voting and investment power over these shares, and such voting and investment power is exercised by K. David Chao, Thomas Blaisdell, Jason Krikorian and Peter W. Moran, the directors of DCM Hybrid RMB Fund International, Ltd. Each of the directors disclaims beneficial ownership of the shares held by DCM. The business address of DCM Hybrid RMB Fund, L.P., DCM V, L.P. and DCM Affiliates Fund V, L.P. is 2420 Sand Hill Road, Suite 200, Menlo Park, CA 94025, the United States.

(20)	Represents 1,764,706 Class A ordinary shares held by DCM Hybrid RMB Fund, L.P., 19,786,962 Class B ordinary shares held by DCM V, L.P. and 482,830 Class B ordinary shares held by DCM Affiliates Fund V, L.P.

To our knowledge, as of April 15, 2014, 40,864,706 of our Class A ordinary shares are held by two record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share. Holders of Class A and Class B ordinary shares vote together as one class on all matters subject to a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance. All options, regardless of grant dates, will entitle holders to the equivalent number of Class A ordinary shares once the vesting and exercising conditions on such share-based compensation awards are met. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Pursuant to Section 13(r) of the Securities Exchange Act of 1934, we may be required to disclose in our annual reports to the SEC whether we or any of our “affiliates” knowingly engaged in certain activities, transactions or dealings relating to Iran or with certain individuals or entities targeted by US economic sanctions.  Disclosure is generally required even where the activities, transactions or dealings were conducted in compliance with applicable law.  Because the SEC defines the term “affiliate” broadly, it includes any entity under common “control” with us (and the term “control” is also construed broadly by the SEC).

We have been informed by WP that its affiliates beneficially own more than 10% of the equity interests of, and have the right to designate members of the board of directors of, Endurance International Group (“EIG”) and Santander Asset Management Investment Holdings Limited (“SAMIH”), and EIG and SAMIH have in the past identified limited instances of non-compliance with U.S. export controls and trade and economic sanctions laws, including the U.S. Commerce Department’s Export Administration Regulations and economic and trade sanctions regulations maintained by the U.S. Treasury Department’s Office of Foreign Assets Control, or OFAC.  Given WP X Asia Online Investment Holdings Limited’s shareholding in us and its appointment of a director on our board of directors,  EIG and SAMIH may therefore be deemed to be under common “control” with us; however, this statement is not meant to be an admission that common control exists.

We understand that EIG, SAMIH or their respective affiliates have disclosed the instances in their filings with the SEC. The disclosure does not relate to any activities conducted by us or by WP and does not involve our or WP’s management.  Neither we nor WP has had any involvement in or control over the disclosed activities of EIG or SAMIH, and neither we nor WP has independently verified or participated in the preparation of the disclosure.  Neither we nor WP is representing as to the accuracy or completeness of the disclosure nor do we or WP undertake any obligation to correct or update it.

B.	Related Party Transactions

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC law currently limits direct foreign equity ownership of business entities providing value-added telecommunications services. As a result of these foreign ownership restrictions requirements, we conduct substantially all of our businesses in China through a series of contractual arrangements with Beijing 58 and its shareholders. For a description of these contractual arrangements, see “Item 4.C. Information on the Company—Organizational Structure—Contractual Arrangements with Beijing 58.”

Registration Rights

Pursuant to our shareholders agreement dated August 4, 2011 that we entered into with all our then shareholders in connection with our issuance of preference shares prior to our initial public offering, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time beginning six months after the completion of our initial public offering on November 5, 2013, upon a written request from the holders of at least 20% of the registrable securities held by holders of our ordinary shares converted from preference shares, we must file a registration statement covering the offer and sale of the registrable securities held by the requesting shareholders and other holders of registrable securities who choose to participate in the offering. Registrable securities include, among others, our ordinary shares not previously sold to the public and ordinary shares issued upon conversion of the preference shares.

However, we are not obligated to proceed with a demand registration if we have, within the six-month period preceding the date of such request, already effected a registration under the Securities Act pursuant to the exercise of the holders’ demand registration rights. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Form F-3 Registration Rights. When we are eligible for registration on Form F-3, upon a written request from our the holders of at least 20% of the registrable securities held by holders of our ordinary shares converted from preference shares, we must file a registration statement on Form F-3 covering the offer and sale of the registrable securities.

We are not obligated to effect a Form F-3 registration, among other things, if we have already effected two registrations on Form F-3 in any 12-month period. We have the right to defer filing of a registration statement for up to 90 days if our board of directors determines in good faith that the filing of a registration statement would be materially detrimental to us, but we cannot exercise the deferral right more than once in any 12-month period.

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our ordinary shares on a form that would be suitable only for registrable securities, we must offer holders of registrable securities an opportunity to include in that registration all or any part of their registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Expenses of Registration. We will pay all expenses relating to any demand, Form F-3, or piggyback registration.

Termination of Obligations. We shall have no obligation to effect any demand, Form F-3, or piggyback registration on the earlier of (a) the date that is five years after the completion of our initial public offering on November 5, 2013, or (b) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any three-month period without registration pursuant to Rule 144 under the Securities Act.

Employment Agreements and Indemnification Agreements

See “Item 6.B. Directors, Senior Management and Employees—Directors and Senior Management—Employment Agreements and Indemnification Agreements.”

Stock Incentive Plans

See “Item 6.B. Directors, Senior Management and Employees—Compensation—Share Incentive Plans.”

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business. Internet companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights and other allegations in connection with the content available on their websites or services they provide. We are currently not involved in any legal or administrative proceedings that would materially and adversely affect our business.

On October 19, 2013, Mr. Xuanfu Liu filed a complaint with a local court in Hubei Province in China against (1) Mr. Handong Cheng, legal representative of Business Opportunity Online (Beijing) Network Technology Co., Ltd., or Shangji, a PRC company, (2) Shangji, and (3) Mr. Jinbo Yao, our chairman and chief executive officer. Beijing 58 was originally named as a third party in the complaint, but Mr. Liu has subsequently filed an application with the court to remove Beijing 58 from the position of a third party, which has been approved by the court. Mr. Liu purports to be a 36% minority shareholder of Shangji. The complaint claims that Shangji enjoyed a right to 17.5% of the equity interest in Beijing 58 held by Mr. Yao as Shangji’s nominee prior to December 2009, and alleges that Mr. Cheng entered into an agreement on behalf of Shangji with Mr. Yao in December 2009 terminating Shangji’s right to the 17.5% equity interest in Beijing 58 without prior consultation with or notice to Mr. Liu. Mr. Liu is seeking the court’s ruling that the termination agreement was invalid and that Mr. Liu be entitled to a 6.3% equity interest in Beijing 58, equivalent to what he believes is his indirect pro rata share of Beijing 58. Mr. Yao contested before the local court in Hubei Province arguing that the court does not have competent jurisdiction over the case, and has appealed to the higher level court in Hubei after the local court affirmed its jurisdiction. In connection with the jurisdictional dispute, Mr. Liu amended his complaint to remove Beijing 58 as a party and withdrew the remedy that he originally sought that the court confirm his 6.3% equity interest in Beijing 58. The trial over substance of the complaint will only commence after the jurisdiction issue has been resolved and it not likely that the final judgment over the substance of the complaint will be delivered within a short period of time.

Mr. Yao informed us that he had entered into the termination agreement with Shangji in good faith, believing Mr. Cheng was the authorized representative of Shangji, and with the purpose of terminating all rights Shangji had in Beijing 58. We and Mr. Yao believe that Mr. Liu’s claim that the termination agreement is invalid and his claim to be registered as a shareholder of Beijing 58 are baseless and without merit and intend to continue to contest the claims vigorously.

Our PRC counsel, Han Kun Law Offices, advises us that, according to the PRC Contract Law, the signature of the legal representative of Shangji and the affixation of Shangji’s company chop on the termination agreement between Mr. Yao and Shangji are prima facie evidence that the termination agreement was duly executed by Shangji under the PRC Contract Law and therefore the termination agreement is valid and legally binding against Shangji and can be enforced against Shangji by Mr. Yao as a bona fide party to the agreement. Based on the foregoing, we do not believe the pending case will have any significant adverse impact on our financial statements. However, if new facts were to be presented, there is no assurance how such facts could affect the court’s decision. Moreover, since PRC courts have significant discretion in interpreting and implementing statutory and contractual terms, it is inherently difficult to predict the outcome and duration of court proceedings in China. If Mr. Liu prevails in the present proceeding, there is no assurance that he would not file a new complaint seeking additional remedies, including registering himself or Shangji as a shareholder of Beijing 58. Our PRC counsel advises us that the Several Provisions regarding the Application of the PRC Company Law, which was a judicial interpretation issued by the PRC Supreme People’s Court in December 2010, provide that PRC courts shall not support any person who demands to be registered as a shareholder of a PRC company in replacement of the registered nominee shareholder without obtaining consent of at least half of such company’s other existing shareholders. Please refer to “Item 3.D. Key Information—Risk Factors—Risks Related to Doing Business in China—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us” and “Item 3.D. Key Information—Risk Factors—Risks Related to Our Corporate Structure and Restrictions on Our Industry—Our Chairman and CEO, Mr. Jinbo Yao and Beijing 58 are named in a lawsuit recently filed in a local PRC court; there is substantial uncertainty as to the outcome of this lawsuit and its impact on us.”

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4.B. Information on the Company—Business Overview— Regulation—Regulations on Dividend Distribution.”

Our board of directors has discretion as to whether to distribute dividends, subject to applicable laws. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend on our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.	Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

A.	Offering and Listing Details

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the NYSE since October 31, 2013. Our ADSs trade under the symbol "WUBA." The following table provides the high and low trading prices for our ADSs on the NYSE since the date of our initial public offering.

The last reported trading price for our ADSs on April 22, 2014 was US$46.77 per ADS.

	Trading Price (US$)
	High	Low
October 2013 (October 31, 2013)	27.00	21.00

November 2013	38.70	24.03

December 2013	39.83	27.66

January 2014	45.60	34.12

February 2014	50.12	31.60

March 2014	58.89	36.86

April 2014 (through April 22, 2014)	49.05	36.16

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the NYSE since October 31, 2013 under the symbol “WUBA.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2013 Revision) of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our third amended and restated memorandum and articles of association, which has been filed as Exhibit 3.2 to our Form F-1 (File No. 333-191424) filed with the SEC on September 27, 2013.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, P.O. Box 2681, Grand Cayman KY1-1111. As set forth in article 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6.C. Directors, Senior Management and Employees—Board Practices—Committees of the Board of Directors” and “Item 6.C. Directors, Senior Management and Employees—Board Practices—Terms of Directors and Officers.”

Ordinary Shares

General. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determine is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

Voting Rights. In respect of all matters subject to a shareholders’ vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, voting together as one class. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders who together hold not less than 10% of the nominal value of the total issued voting shares of our company present in person or by proxy. Each holder of our ordinary shares is entitled to have one vote for each ordinary share registered in his or her name on our register of members.

A quorum required for a meeting of shareholders consists of one or more shareholders who hold at least one-third of all voting power of our share capital in issue at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the aggregate voting power of our company. Advance notice of at least ten clear days is required for the convening of our annual general meeting and other general meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

Conversion. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity which is not an affiliate of such holder, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares. In addition, if at any time, Mr. Jinbo Yao and his affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares, each issued and outstanding Class B ordinary share will be automatically and immediately converted into one Class A ordinary share, and we will not issue any Class B ordinary shares thereafter.

Transfer of Ordinary Shares. Subject to the restrictions set out below and the provisions above in respect of Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the NYSE, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Law and our articles of association permit us to purchase our own shares. In accordance with our articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied with the written consent of the holders of a majority of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Inspection of Books and Records. Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “—Documents on Display.”

Issuance of Additional Shares.    Our memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our memorandum of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without action by our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Anti-Takeover Provisions. Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Limitations on the Right to Own Shares.  There are no limitations on the right to own our ordinary shares.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or elsewhere in this annual report.

D.	Exchange Controls

The Cayman Islands currently has no exchange control restrictions.  See also “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents,” “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Foreign Currency Exchange” and “Item 4.B. Information on the Company—Business Overview—Regulation—Regulations on Dividend Distribution.”

E.	Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from June 14, 2011.

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with "de facto management bodies" within the PRC is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a "de facto management body" is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 issued by the SAT in April 2009 and amended in January 2014 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. We do not believe that 58.com Inc., or CCNC BVI or CCIC HK meet all of the conditions above or are PRC resident enterprises. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See "Item 3.D. Key Information — Risk Factors — Risk Factors Related to Doing Business in China — Under the EIT Law, we may be classified as a "resident enterprise" for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment".

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are "non-resident enterprises," and gains derived by such investors, which (1) do not have an establishment or place of business in the PRC or (2) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. The PRC State Council or an applicable tax treaty between the PRC and the jurisdictions in which the non-PRC investors reside may reduce such income tax rate. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the SAT Circular 81 issued by the SAT in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Pursuant to SAT Circular 601 issued by the SAT in October 2009, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, may not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. Our Hong Kong subsidiary has not obtained the approval for a withholding tax rate of 5% from the relevant tax authority and does not plan to obtain such approval in the near future, because our PRC subsidiaries have not paid any dividends since establishment and do not plan to pay dividends in the near future.

In January 2009, the SAT promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise. The SAT issued a SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. By promulgating and implementing these two circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. Under SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC "resident enterprise" indirectly by disposition of the equity interests of an overseas holding company, and such overseas holding company is located in certain low tax jurisdictions, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC "resident enterprise" this Indirect Transfer. The PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC tax at a rate of up to 10%. Although it appears that SAT Circular 698 was not intended to apply to share transfers of publicly traded companies, there is uncertainty as to the application of SAT Circular 698 and we and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and we may be required to expend valuable resources to comply with SAT Circular 698 or to establish that we should not be taxed under SAT Circular 698.

Material United States Federal Income Tax Considerations

The following is a discussion of material United States federal income tax consequences of the ownership and disposition of our ADSs or ordinary shares by a U.S. Holder, as defined below, that acquires our ADSs in the offering and holds our ADSs or ordinary shares as ‘‘capital assets’’ (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the ‘‘Code’’). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the ‘‘IRS’’) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), or investors that have a functional currency other than the United States dollar) all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

Based in part on certain representations from the depositary bank, a U.S. Holder of ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the ”asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked goodwill are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat Beijing 58 as being owned by us for United States federal income tax purposes, because we control its management decisions and are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of Beijing 58 for United States federal income tax purposes, we believe that we primarily operate as an active provider of online marketing services. Based on our current income and assets and projections as to the value of our assets based, in part, on the market value of our ADSs and outstanding ordinary shares, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC, because our value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years.

The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering and subsequent follow-on offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we will not become a PFIC in a subsequent taxable year. In particular, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be a PFIC for U.S. federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We generally will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or ordinary shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. Because our ADSs (but not our ordinary share) are listed on the NYSE, we believe that the ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year; and

•	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the ADSs continue to be listed on the NYSE and continue to be regularly traded. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the IRS and United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

Certain United States Federal Income Tax Considerations

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or ordinary shares.

Based in part on certain representations from the depositary bank, a U.S. Holder of ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the ”asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked goodwill are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Although the law in this regard is not entirely clear, we treat Beijing 58 as being owned by us for United States federal income tax purposes, because we control its management decisions and are entitled to substantially all of its economic benefits, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of Beijing 58 for United States federal income tax purposes, we believe that we primarily operate as an active provider of online marketing services. Based on our current income and assets and projections as to the value of our assets based, in part, on the market value of our ADSs and outstanding ordinary shares, we do not expect to be a PFIC for the current taxable year or in the foreseeable future. While we do not anticipate becoming a PFIC, because our value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or ordinary shares may cause us to become a PFIC for the current or subsequent taxable years.

The composition of our income and our assets will also be affected by how, and how quickly, we spend our liquid assets and the cash raised in our initial public offering and subsequent follow-on offering. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we will not become a PFIC in a subsequent taxable year. In particular, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Ordinary Shares” assumes that we will not be a PFIC for U.S. federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We generally will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or ordinary shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. Because our ADSs (but not our ordinary share) are listed on the NYSE, we believe that the ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or ordinary shares is subject to tax in the PRC, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares;

•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income; and

•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year; and

•	will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” may make a mark-to-market election with respect to our ADSs, but not our ordinary shares, provided that the ADSs continue to be listed on the NYSE and continue to be regularly traded. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or ordinary shares.

Because, as a technical matter, a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for United States federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections, which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our ADSs or ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to the ADSs or ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or ordinary shares may be subject to information reporting to the IRS and United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-191424), as amended, including the prospectus contained therein, to register our ordinary shares in relation to our initial public offering and our registration statement on Form F-1 (File Number: 333-194610), as amended, including the prospectus contained therein, to register our ordinary shares in relation to a follow-on puclic offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-191776) to register the ADSs.

We are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. Under the Exchange Act, we are required to file reports and other information with the SEC, including filing annually a Form 20-F within four months after the end of each fiscal year, which is December 31. Copies of reports and other information, when so filed, may be inspected without charge and may be obtained at prescribed rates at the public reference facilities maintained by the Securities and Exchange Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the Commission at 1-800-SEC-0330. The SEC also maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the SEC using its EDGAR system. As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of quarterly reports and proxy statements, and officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

We will furnish Citibank, N.A., the depositary of our ADSs, with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, upon our written request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign Exchange Risk

Our operating transactions and assets and liabilities are mainly denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. We had an immaterial net foreign exchange loss in 2012. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash, which is mostly held in interest-bearing bank deposits. Our interest income in 2011, 2012 and 2013, was insignificant. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates. However, our future interest income may fall short of expectations due to changes in market interest rates.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Holders of our ADSs will be required to pay the following service fees to the depositary bank:

Service		Fees
•	Issuance of ADSs	Up to U.S. 5¢ per ADS issued
•	Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
•	Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
•	Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
•	Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
•	Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

Holders of our ADSs will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

•	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);

•	expenses incurred for converting foreign currency into U.S. dollars;

•	expenses for cable, telex and fax transmissions and for delivery of securities;

•	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and

•	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

Depositary fees payable upon the issuance and cancellation of ADSs are typically paid to the depositary bank by the brokers (on behalf of their clients) receiving the newly issued ADSs from the depositary bank and by the brokers (on behalf of their clients) delivering the ADSs to the depositary bank for cancellation. The brokers in turn charge these fees to their clients. Depositary fees payable in connection with distributions of cash or securities to ADS holders and the depositary services fee are charged by the depositary bank to the holders of record of ADSs as of the applicable ADS record date.

The depositary fees payable for cash distributions are generally deducted from the cash being distributed. In the case of distributions other than cash (i.e., stock dividend, rights), the depositary bank charges the applicable fee to the ADS record date holders concurrent with the distribution. In the case of ADSs registered in the name of the investor (whether certificated or uncertificated in direct registration), the depositary bank sends invoices to the applicable record date ADS holders. In the case of ADSs held in brokerage and custodian accounts (via DTC), the depositary bank generally collects its fees through the systems provided by DTC (whose nominee is the registered holder of the ADSs held in DTC) from the brokers and custodians holding ADSs in their DTC accounts. The brokers and custodians who hold their clients’ ADSs in DTC accounts in turn charge their clients’ accounts the amount of the fees paid to the depositary banks.

In the event of refusal to pay the depositary fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary fees from any distribution to be made to the ADS holder.

The fees and charges holders of our ADSs may be required to pay may vary over time and may be changed by us and by the depositary bank. Holders of our ADSs will receive prior notice of such changes.

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time. In 2013, we did not receive any reimbursement from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10.B—Additional Information—Memorandum and Articles of Association—Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to i) the registration statement on Form F-1, as amended (File Number: 333-191424) in relation to our initial public offering of 11,000,000 ADSs representing 22,000,000 of our ordinary shares, and the underwriters’ full exercise of their option to purchase from us an additional 1,650,000 ADSs representing 3,300,000 ordinary shares, at an initial offering price of US$17.00 per ADS and ii) the registration statement on Form F-1, as amended (File Number: 333-194610) in relation to our follow-on offering of 2,000,000 ADSs representing 4,000,000 of our ordinary shares by us and an aggregate of 4,000,000 ADSs representing 8,000,000 of our ordinary shares by the selling shareholders, and the underwriters’ full exercise of their option to purchase from the selling shareholders an additional 900,000 ADSs representing 1,800,000 ordinary shares, at an offering price of US$38.00 per ADS. Our initial public offering closed in November 2013 and our follow-on offering closed in April 2014. Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. were the representatives of the underwriters for both our initial public offering and our follow-on offering.

We received net proceeds of approximately US$200.0 million from our initial public offering and approximately US$71.6 million from our follow-on offering. For the period from October 30, 2013, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2013, the net proceeds received from our initial public offering were mainly used for general corporate purposes which include investment in our product development, engineering capability, sales and marketing activities and improvement of corporate facilities and other general and administrative matters. We still intend to use the remainder of the proceeds from our initial public offering and follow-on offering, as disclosed in our registration statements on Form F-1, for (i) the acquisition of, or investment in, technologies, solutions or businesses that complement our business although we are not currently negotiating any acquisition transactions, and (ii) general corporate purposes, which may include investment in our product development, engineering capability, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters.

ITEM 15.	CONTROLS AND PROCEDURES

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2013, the end of the period covered by this annual report, and has concluded that, as of such date, our disclosure controls and procedures were not effective.

Internal Control over Financial Reporting

In connection with the audit of our consolidated financial statements as of and for the two years ended December 31, 2012, we and our independent registered public accounting firm identified a material weakness as of December 31, 2012. The material weakness identified related to the lack of sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements timely and properly. See "Item 5. Operating and Financial Review and Prospects – Internal Control over Financial Reporting" for more information.

To remedy our identified material weakness, we have adopted several measures to improve our internal control over financial reporting, including (1) hiring a senior accounting director, in December 2012, who has more than 10 years of extensive financial accounting and operations experience in a NYSE-listed China-based internet company, and who has started several initiatives to improve our company’s internal controls over financial reporting in 2013, particularly the period end closing processes and controls; (2) implementing a finance enterprise resource planning system which improves visibility of data, journal entries and closing and reporting process controls in 2013; (3) hiring one additional staff for our U.S. GAAP reporting team as well as allocating more staff resources from other accounting teams to our U.S. GAAP reporting team during the reporting period in 2013; (4) organizing internal U.S. GAAP trainings in 2013 by our U.S. reporting director, who has gained extensive U.S. GAAP financial reporting experience at a NASDAQ-listed China-based technology company and a leading international accounting firm and obtained AICPA qualification; (5) setting up internal control audit function in 2013 under the leadership of our audit director who has gained the relevant experience in a NASDAQ-listed China-based internet company and a leading international accounting firm; and 6) improving the development, maintenance and integration of our various internal business systems in 2013 through the management information system department, which was established in the fourth quarter of 2012.

In addition, we have started to take a number of other steps to strengthen our internal control over financial reporting, including (1) to further expedite and streamline the reporting process, (2) to develop compliance process, including a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, (3) to implement regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel, (4) to hire more resources to strengthen the financial reporting function and to set up financial and system control framework, and (5) to engage an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls. See "Item 5. Operating and Financial Review and Prospects – Internal Control over Financial Control" for more information.

Because such remediation measures were not fully implemented, management concluded that there still was a material weakness at December 31, 2013 related to the lack of sufficient financial reporting and accounting personnel to formalize key controls over financial reporting and to prepare and review financial statements and related footnote disclosures based on U.S. GAAP and SEC reporting requirements timely and properly. We expect to complete the measures discussed above by the end of 2014 and will continue to implement measures to remediate our internal control deficiencies in order to meet the deadline imposed by Section 404 of the Sarbanes Oxley Act.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Herman Yu and Richard Weidong Ji qualify as independent directors (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and Herman Yu qualifies as an audit committee financial expert.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective in November 2013. We have posted a copy of our code of business conduct and ethics on our website at www.58.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following tables sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the years ended December 31, 2011, 2012 and 2013.  We did not pay any other fees to our auditors during the periods indicated below.

	2011	2012	2013
	US$	US$	US$
	(In thousands)
Audit fees(1)	434	508	839
Tax fees(2)	70	—	47
Other fees(3)	—	—	—

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(3)	“Other fees” represent the aggregate fees for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees” provided by our principal auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services are described above, other than those for de minimus services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. Currently, we do not plan to rely on home country exemption for corporate governance matters. However, if we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the New York Stock Exchange corporate governance listing standards applicable to U.S. domestic issuers. See "Item 3.D. Key Information – Risk Factors – Risks Related to Our ADSs – We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies."

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of 58.com Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

2.3	Deposit Agreement dated October 31, 2013, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-S-8 (File No. 333-194873), initially filed with the Security and Exchange Commission on March 28, 2014).

2.4	Amended and Restated Shareholders’ Agreement dated as of August 4, 2011 among the Registrant, its ordinary shareholders and preference shareholders (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.1	Form of Underwriting Agreement among the Registrant, Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. and each of the underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.2	Form of Underwriting Agreement among the Registrant, Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. and each of the underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-194610), as amended, initially filed with the Security and Exchange Commission on March 17, 2014).

Exhibit Number	Description of Document

4.3	2010 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.4	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.5	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.6	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.7	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Beijing Chengshi Wanglin Information Technology Co., Ltd. and Beijing 58 Information Technology Co., Ltd. dated October 10, 2011 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.8	English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.9	English translation of the Exclusive Option Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.10	English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.11	English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.12	Subscription Agreement dated as of October 17, 2013 between the Registrant and DCM Hybrid RMB Fund (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

8.1	Principal subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-194610), as amended, initially filed with the Security and Exchange Commission on March 17, 2014).

Exhibit Number	Description of Document

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

101.INS***	XBRL Instance Document

101.SCH***	XBRL Taxonomy Extension Schema Document

101.CAL***	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF***	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB***	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE***	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnish herewith

***	XBRL (eXtensible Business Reporting Language) information is furnished and not filed or a part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

58.com Inc.

By:	/s/ Jinbo Yao
	Name:	Jinbo Tao
	Title:	Chairman and Chief Executive Officer

Date: April 23, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of 58.com Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of 58.com Inc. and its subsidiaries(collectively, the “Group”)at December 31, 2011, 2012 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Group management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

March 17, 2014, except for note 16(b), which is as of April 22, 2014

58.com Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2011, 2012 and 2013

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	As of December 31,
	2011	2012	2013

ASSETS
Current assets:
Cash and cash equivalents	42,311	10,669	60,494
Term deposits	—	—	152,190
Short-term investments	3,174	24,978	98,411
Accounts receivable	2,675	3,196	4,292
Amounts due from related parties	726	2,158	127
Prepayments and other current assets	8,973	6,296	8,983
Total current assets	57,859	47,297	324,497
Non-current assets:
Property and equipment, net	6,419	7,938	6,427
Intangible assets, net	55	75	65
Long-term prepayments	1,661	1,146	2,352
Total non-current assets	8,135	9,159	8,844
Total assets	65,994	56,456	333,341
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY/(DEFICIT)
Current liabilities:
Accounts payable(including accounts payable of the consolidated variable interest entity (“VIE”) without recourse to the Company of US$19,706, US$307 and US$1,123 as of December 31, 2011, 2012 and 2013, respectively)	19,875	11,139	8,309
Deferred revenues (including deferred revenues of the consolidated VIE without recourse to the Company of US$15,399, US$27,751 and US$42,942 as of December 31, 2011, 2012 and 2013, respectively)	15,399	28,955	55,099
Customer advances and deposits(including customer advances and deposits of the consolidated VIE without recourse to the Company of US$3,813, US$4,710 and US$5,670 as of December 31, 2011, 2012 and 2013, respectively)	3,813	11,040	21,369
Taxes payable (including taxes payable of the consolidated VIE without recourse to the Company of US$936, US$1,872 and US$1,751 as of December 31, 2011, 2012 and 2013, respectively)	1,096	1,877	2,264
Salary and welfare payable (including salary and welfare payable of the consolidated VIE without recourse to the Company of US$6,646, US$7,165 and US$8,471 as of December 31, 2011, 2012 and 2013, respectively)	8,219	12,413	17,962
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Company of US$1,076, US$1,090 and US$2,181 as of December 31, 2011, 2012 and 2013, respectively)	1,614	3,579	8,055
Total current liabilities	50,016	69,003	113,058
Total liabilities	50,016	69,003	113,058
Commitments and contingencies(Note 14)
Mezzanine equity
Series A Preference Shares (US$0.00001 par value, 27,028,572, 27,028,572 and nil shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	9,866	9,866	—
Series A-1 Preference Shares (US$0.00001 par value, 19,047,620, 19,047,620 and nil shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	11,473	12,435	—
Series B Preference Shares (US$0.00001 par value, 26,247,412, 26,247,412 and nil shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	51,211	55,509	—
Series B-1 Preference Shares (US$0.00001 par value, 15,243,000, 15,243,000 and nil shares authorized, 15,242,995, 15,242,995 and nil shares issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	56,734	61,707	—
Total Mezzanine equity	129,284	139,517	—
Shareholders’ equity/(deficit):
Ordinary shares (US$0.00001 par value, 4,912,433,396, 4,912,433,396 and 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) shares authorized, 44,245,388, 44,245,388 and 158,876,693 (including 27,064,706 Class A and 131,811,987 Class B) shares issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	1	1	2
Additional paid-in capital	—	—	359,276
Accumulated (deficit)	(113,349)	(152,059)	(138,419)
Accumulated other comprehensive income/(loss)	42	(6)	(576)
Total shareholders’ equity/(deficit)	(113,306)	(152,064)	220,283
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	65,994	56,456	333,341

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the Years Ended December 31, 2011, 2012 and 2013

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2011	2012	2013

Revenues:
Membership	19,654	47,919	85,725
Online marketing services	15,500	28,509	58,457
Other services	6,380	10,694	1,565
Total revenues	41,534	87,122	145,747
Cost of revenues(1)	6,301	10,406	8,471
Gross profit	35,233	76,716	137,276
Operating expenses(1):
Sales and marketing expenses	100,134	76,422	84,534
Research and development expenses	7,784	18,464	25,138
General and administrative expenses	10,721	13,088	12,983
Total operating expenses	118,639	107,974	122,655
Income/(loss) from operations	(83,406)	(31,258)	14,621
Other income/(expenses):
Interest income	164	233	603
Investment and other income/(loss), net	129	(355)	2,728
Foreign currency exchange gain/(loss), net	(245)	(62)	548
Others, net	(44)	1,041	1,057
Income/(loss) before tax	(83,402)	(30,401)	19,557
Income taxes benefits/(expenses)	—	—	—
Net income/(loss)	(83,402)	(30,401)	19,557
Accretions to preference shares redemption values	(6,547)	(10,233)	(9,134)
Income attributable to preference shareholders	-	-	(1,230)
Net income/(loss) attributable to ordinary shareholders	(89,949)	(40,634)	9,193

Net income/(loss)	(83,402)	(30,401)	19,557
Foreign currency translation adjustment, net of nil tax	2	(48)	(570)
Comprehensive income/(loss)	(83,400)	(30,449)	18,987
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	(2.03)	(0.92)	0.14
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	(2.03)	(0.92)	0.13
Net income/(loss) per ADS - basic	(4.07)	(1.84)	0.29
Net income/(loss) per ADS - diluted	(4.07)	(1.84)	0.27
Weighted average number of ordinary shares used in computing basic earnings per share	44,245,388	44,245,388	63,717,007
Weighted average number of ordinary shares used in computing diluted earnings per share	44,245,388	44,245,388	69,159,524

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	26	30	36
Sales and marketing expenses	225	270	445
Research and development expenses	443	489	996
General and administrative expenses	1,276	882	1,388

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Years Ended December 31, 2011, 2012 and 2013

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Total shareholders’
	Shares*	Amount	capital	deficit	income/(loss)	equity/(deficit)

Balance as of December 31, 2010	44,245,388	1	36	(25,406)	40	(25,329)
Share-based compensation	—	—	1,970	—	—	1,970
Preference shares accretions	—	—	(2,006)	(4,541)	—	(6,547)
Net loss	—	—	—	(83,402)	—	(83,402)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	2	2
Balance as of December 31, 2011	44,245,388	1	—	(113,349)	42	(113,306)
Share-based compensation	—	—	1,671	—	—	1,671
Exercises of share options	—	—	253	—	—	253
Preference shares accretions	—	—	(1,924)	(8,309)	—	(10,233)
Net loss	—	—	—	(30,401)	—	(30,401)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(48)	(48)
Balance as of December 31, 2012	44,245,388	1	—	(152,059)	(6)	(152,064)
Share-based compensation	—	—	2,865	—	—	2,865
Exercises of share options	—	—	557	—	—	557
Preference shares accretions	—	—	(3,217)	(5,917)	—	(9,134)
Net income	—	—	—	19,557	—	19,557
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(570)	(570)
Issuance of ordinary shares upon initial public offerings (“IPO”), net of issuance costs of US$4,575	27,064,706	—	210,421	—	—	210,421
Conversion of preference share upon IPO	87,566,599	1	148,650	—	—	148,651
Balance as of December 31, 2013	158,876,693	2	359,276	(138,419)	(576)	220,283

* Ordinary shares include Class A ordinary shares and Class B ordinary shares, please refer to Note 11.

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2012 and 2013

(U.S. dollars in thousands, unless otherwise noted)

	For the Year Ended December 31,
	2011	2012	2013

Cash flows from operating activities:
Net income/(loss)	(83,402)	(30,401)	19,557
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation expenses	1,970	1,671	2,865
Depreciation and amortization expenses	1,685	3,879	4,657
Investment loss	—	1,000	—
Loss on disposal of property and equipment	16	67	—
Foreign currency exchange loss/(gain), net	245	62	(548)
Changes in operating assets and liabilities:
Accounts receivable	(2,025)	(521)	(1,097)
Prepayments and other assets	(7,041)	1,356	(4,349)
Amounts due from related parties	(726)	(432)	2,031
Accounts payable	18,401	(9,129)	(2,647)
Deferred revenues	10,561	13,555	26,145
Customer advances and deposits	3,307	7,227	10,329
Salary and welfare payable	5,673	4,194	5,549
Taxes payable	174	780	387
Accrued expenses and other current liabilities	839	1,964	3,425
Net cash provided by/(used in) operating activities	(50,323)	(4,728)	66,304
Cash flows from investing activities:
Purchase of property and equipment	(5,655)	(5,227)	(4,177)
Purchase of intangible assets	(58)	(28)	—
Purchase of equity investment	(1,000)	—	—
Placements of term deposits	—	—	(152,190)
Purchase of short-term investments	(28,116)	(212,753)	(397,266)
Proceeds from maturity of short-term investments	24,374	190,855	323,587
Net cash used in investing activities	(10,455)	(27,153)	(230,046)
Cash flows from financing activities:
Proceeds from exercise of share options	—	253	557
Proceeds from issuance of Series B Preference Shares	2,110	—	—
Proceeds from issuance of Series B-1Preference Shares	55,000	—	—
Proceeds from issuance of 25,300,000 Class A ordinary shares in IPO	—	—	199,954
Proceeds from issuance of 1,764,706 Class A ordinary shares in the private placement to DCM Hybrid RMB Fund concurrently with IPO	—	—	15,000
Payment for listing expenses	—	—	(2,168)
Net cash provided by financing activities	57,110	253	213,343
Effect of exchange rate changes on cash and cash equivalents	324	(14)	224
Net increase/(decrease) in cash and cash equivalents	(3,344)	(31,642)	49,825
Cash and cash equivalents at the beginning of the year	45,655	42,311	10,669
Cash and cash equivalents at the end of the year	42,311	10,669	60,494
Non-cash supplemental investing and financing activities
Property and equipment in accounts payable	—	394	28
Accretions to preference shareholders redemption values	6,547	10,233	9,134

The accompanying notes are an integral part of these consolidated financial statements.

58.comInc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

1. Organization and principal activities

58.com Inc. (the "Company"), through its consolidated subsidiaries and variable interest entity ("VIE") and VIE's subsidiaries (collectively referred to as the "Group"), is primarily engaged in the operation of an online marketplace serving local merchants and consumers in the People's Republic of China (the "PRC" or "China") through its website 58.com.

As of December 31, 2013, the Company's major subsidiaries and VIE are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
China Classified Network Corporation (“CCNC BVI”)	January 5, 2010	British Virgin Islands	100%
China Classified Information Corporation Limited (“CCIC HK”)	January 18, 2010	Hong Kong	100%
Beijing ChengshiWanglin Information Technology Co., Ltd. (“Wanglin” or “WFOE”)	March 8, 2010	PRC	100%
58 Tongcheng Information Technology Co., Ltd. ("58 Technology")	March 15, 2012	PRC	100%

VIE
Beijing 58 Information Technology Co., Ltd. (“Beijing 58”)	December 12, 2005	PRC	100%

History of the Group and basis of presentation

The Company (formerly known as "China Classified Network (Cayman) Corporation") was incorporated as a limited liability company in the Cayman Islands in May 2011. Through a share exchange in July 2011, all the shareholders of CCNC BVI exchanged all of their outstanding ordinary and preference shares of CCNC BVI for ordinary and preference shares of the Company on a one-for-one basis. As a result, CCNC BVI became a wholly owned subsidiary of the Company. Given there was no change in each shareholder's proportionate shareholdings and respective rights and obligations before and after the share exchange, the transaction was accounted for in a manner similar to a pooling-of-interest with the assets and liabilities stated at their historical amounts in the Company's consolidated financial statements.

The Group began its operations in China in December 2005 through Beijing 58, a PRC limited liability company founded by Mr. Jinbo Yao, the CEO of the Group, and several angel investors (collectively “the Founding Shareholders”). Other entities within the Group listed above were established by the shareholders of the Company to facilitate the Group to conduct overseas financing and in anticipation of the Company’s initial public offering overseas.

Through a series of contemplated transactions in July 2006, Chengshi Wangxun (Beijing) Information Technology Co., Ltd., or Wangxun, was established to control Beijing 58 through contractual arrangements and to receive overseas financing from SB Asia Investment Fund II L.P. ("SAIF"). Through another series of contemplated transactions in 2010, CCNC BVI became the parent company of the Group and received additional overseas financing from DCM V.L.P. and DCM Affiliates Fund V.L.P (Collectively, the "DCM") via (i) the establishment of CCNC BVI, (ii) the repurchase and issuance of shares by CCNC BVI to provide shareholders with their prior proportionate equity interests in the Group, (iii) the establishment of subsidiaries CCIC HK and Wanglin, (iv) a change in Beijing 58's primary beneficiary from Wangxun to Wanglin, (v) the issuance of preference shares. Throughout these reorganization transactions, the Group's business continued to be carried out by Beijing 58 without changes in senior management or changes in control of Beijing 58. Accordingly, pursuant to the guidance in ASC 805, "Business Combinations", the new entities that were established to consolidate Beijing 58 were identified as the acquirees for accounting purposes and there was no change in financial statements preparation basis as the result of these reorganization transactions.

A summary of the key equity transactions of the Group that have occurred is presented as follows, as if the Company had been incorporated as of the earliest period presented (all share information gives retroactive effect to the share splits that have occurred):

In December 2005, the Group issued 16,000,000 ordinary shares to Mr. Yao and other angel investors.

 In July 2006, August 2007 and May 2008, the Group issued 34,423,334, 4,464,758, and 14,102,384 ordinary shares of the Company to SAIF and Mr. Dong Yang, a partner at SAIF, in exchange for considerations of US$1,500, US$791 and US$2,500, respectively. In conjunction with the issuances of ordinary shares to SAIF, SAIF agreed to transfer 24,000,000 ordinary shares to Mr. Yao based on agreed schedules if he continued his employment with the Group for three years. As a result, the Group recognized share-based compensation expenses of US$151, US$363, US$363, and US$212 for the years ended December 31, 2006, 2007, 2008 and 2009, respectively. The ordinary shares received by SAIF had liquidation preference over other ordinary shares. SAIF did not gain control of the Group's business as a result of these transactions. SAIF did not receive any ordinary shares of the Group when CCNC BVI became the parent company of the Group. Instead, in March 2010, 27,028,572 of SAIF's ordinary shares were exchanged for 27,028,572 shares of Series A convertible and redeemable preference shares ("Series A Preference Shares") as part of the 2010 reorganization transactions described above. As a result of the exchange, SAIF received additional rights (mainly the redemption right) without paying additional consideration. The exchange was accounted for as a repurchase of ordinary shares and an issuance of Series A Preference Shares at fair value. The incremental fair value related to the additional rights of US$664 was recorded as a deemed dividend to SAIF in accumulated deficit in the absence of retained earnings and additional paid-in capital.

In 2007 and 2008, 2,908,088 and 4,065,612 ordinary shares of the Company were issued to certain employees for their past services to the Group, respectively. Share-based compensation expenses were measured based on the fair value of shares issued at the issuance dates, and were recognized immediately, in the amount of US$255 and US$633 for the years ended December 31, 2007 and 2008, respectively. 768,044 ordinary shares were subsequently repurchased by the Group for a total consideration of US$155 in March 2010.

In March 2010, the Group issued 19,047,620 Series A-1 convertible and redeemable preference shares (the “Series A-1 Preference Shares”) to DCM for an aggregate proceeds of US$10,000 or US$0.53 per Series A-1 Preference Share. Out of this total, US$1,500 was received in January 2010 as a convertible note and then converted to Series A-1 Preference Shares. DCM did not get control of the Group’s business as a result of its investment.

In March 2010, the Group repurchased and cancelled 7,685,712 ordinary shares from the founding angel investors for a total consideration of US$1,500, or US$0.20 per share.

In December, 2010, the Group issued 25,210,084 Series B convertible and redeemable preference shares (the “Series B Preference Shares”) to a group of investors for aggregate proceeds of US$45,000or US$1.79 per Series B Preference Share. In March 2011, the Group issued additional 1,037,328 Series B Preference Shares to Recruit Co., Ltd. for aggregate consideration of US$2,100. In conjunction with Series B Preference Shares issuance, the redemption terms of Series A Preference Shares and SeriesA-1 Preference Shares were modified. There was no accounting impact of the modification as it is considered a transfer of wealth amongst holders of preference shares.

In August 2011, the Group issued 11,640,105 Series B-1 convertible and redeemable preference shares (the “SeriesB-1 Preference Shares”) to WP X Asia Online Investment Holdings Limited ("WP"), for an aggregate purchase price of US$42,000 or US$3.608 per Series B-1 Preference Shares. As part of the conditions to purchase the above Series B-1 Preference Shares, WP requested Mr. Jinbo Yao to commit to purchase 3,602,890 Series B-1 Preference Shares at the same per share price (US$3.608 per share) or an aggregate price of US$13,000 within two months. To facilitate Mr. Jinbo Yao's fulfillment of his commitment with WP, WP obtained a right to purchase from the Group 3,602,890 Series B-1 Preference Shares for US$13,000 to be sold to Mr. Jinbo Yao within two months. WP exercised its right and purchased from the Group 3,602,890 Series B-1 Preference Shares for US$13,000 on September 30, 2011 and sold to Nihao China Corporation, a British Virgin Islands company wholly owned by Mr. Yao, for a cash consideration of US$3,000 and an interest-free promissory note of US$10,000 (the "Note") on October 4, 2011. The Note was secured by 2,771,454 Series B-1 Preference Shares held by Nihao China Corporation and became due and payable on July 23, 2012. On March 15, 2013, WP agreed to discharge Nihao China Corporation's obligation under the Note and took ownership of the 2,771,454 Series B-1 Preference Shares. The difference of US$753 between the fair value of the Series B-1 Preference Shares issued to Mr. Yao and the fair value of consideration paid by Mr. Yao (US$3,000 cash plus fair value of the Note) was considered as compensation given to Mr. Yao by principle shareholders for past services in connection with the issuance of Series B-1 Preference Shares to Mr. Yao. The fair value of the 2,771,454 Series B-1 Preference Shares was higher than the fair value of the Note of US$10,000 on March 15, 2013. Mr. Yao did not obtain any additional benefit from settlement of the Note. As such, there is no additional compensation expenses resulted from the settlement of the Note.

On October 17, 2013, concurrently with and subject to the completion of the IPO, DCM Hybrid RMB Fund, a fund affiliated with DCM V, L.P., the Group's existing shareholder, agreed to purchase from the Group US$15,000 Class A ordinary shares at a price per share equal to the IPO price adjusted to reflect the ADS-to-ordinary share ratio, or an aggregate of 1,764,706 Class A ordinary shares at a price of US$8.50 per Class A ordinary share.

The Company’s ADSs commenced trading on October 31, 2013 on the New York Stock Exchange (“NYSE”) and the underwriters subsequently exercised their options to purchase additional ADSs on November 5, 2013. As a result of the IPO and the concurrent private placement, the Company issued and sold a total of 27,064,706 Class A ordinary shares, including 12,650,000 American Depository Shares issued and sold during the IPO and 1,764,706 Class A ordinary shares purchased by DCM Hybrid RMB Fund at US$15,000 in the concurrent private placement. Each ADS represents two Class A ordinary shares. The net proceeds received by the Company from the IPO and the concurrent private placement, after deducting underwriter commissions, amounted to approximately US$214,954. Upon the completion of the IPO, all of the Company’s 87,566,599 outstanding preference shares and 44,245,388 outstanding ordinary shares were converted into Class B ordinary shares immediately as of the same date at one-for-one basis. Please refer to Note 11 for the dual class structure.

Contractual arrangements with Beijing 58

To comply with PRC laws and regulations, the Group provides some of its services in China via Beijing 58. Under various contractual agreements, the Group or its designee has the exclusive right to acquire the ownership of Beijing 58 for a nominal consideration, or an adjusted price based on appraisal if required by the PRC laws, when permitted by PRC laws and regulations at the request of the Group any time. All voting rights of Beijing 58 are assigned to the Group and the Group has the right to appoint all directors and senior management personnel of Beijing 58. In addition, all shareholders of Beijing 58 have pledged their shares in Beijing 58 as collateral. As a result, the Company enjoys substantially all of the risks and rewards of ownership of Beijing 58 and exercises controls over it, along with its subsidiaries. Therefore, the Company is the ultimate primary beneficiary of Beijing 58 and has consolidated Beijing 58 and its subsidiaries.

The following is a summary of the Contractual Agreements:

Exclusive Business Cooperation Agreement

Under the amended-and-restated exclusive business cooperation agreement between the WFOE and Beijing 58 dated October10, 2011, the WFOE has the exclusive right to provide Beijing 58 the technical and business support and consulting services related to Beijing 58’s business operations. The WFOE owns the intellectual property rights developed by either the WFOE or Beijing 58 in the performance of this agreement. Beijing 58 has agreed to pay a service fee to the WFOE based on services performed. The term of the exclusive business cooperation agreement is 10years and can be extended indefinitely at the WFOE’s sole discretion. The WFOE has not yet collected any service fee payment from Beijing 58 as Beijing 58 is in an accumulated loss position.

Equity Interest Pledge Agreement

Under the amended-and-restated equity pledge agreements among Beijing 58, its shareholders and the WFOE dated June28, 2013, the shareholders have pledged their respective equity interests in Beijing 58 to secure Beijing 58’s performance under the exclusive business cooperation agreement. The shareholders agree that they shall not sell, mortgage or dispose any of Beijing 58’s equity interest without the prior written consent of the WFOE. During the equity pledge period, the WFOE is entitled to all dividends and other distributions made by Beijing 58. The equity pledge agreement will remain binding until Beijing 58 discharges all its obligations under the exclusive business cooperation agreement at the expiration of the exclusive business cooperation agreement.

Exclusive Option Agreement

Under the amended-and-restated exclusive option agreement among Beijing 58, its shareholders and the WFOE dated June 28, 2013, the shareholders of Beijing 58 irrevocably granted the WFOE or its designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in Beijing 58 from shareholders for a nominal consideration or a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. The term of the exclusive option agreement is 10 years and can be extended indefinitely at the WFOE's sole discretion.

Power of Attorney

Pursuant to the amended-and-restated power of attorney signed among Beijing 58, its shareholders and the WFOE dated June28, 2013, the shareholders of Beijing 58 irrevocably appointed the WFOE as their exclusive agent and attorney and vested the WFOE with full power to exercise all their rights as shareholders of Beijing 58, including all voting rights. The power of attorney will remain in effect indefinitely as long as the shareholders remain as Beijing 58 shareholders.

Risks in Relation to the VIE Structure

As of December 31, 2013, the aggregate accumulated losses of VIE and VIE’s subsidiaries were approximately US$73,549, which has been included in the consolidated financial statements.

The following financial statement amounts and balances of the Group's VIE and VIE’s subsidiaries were included in the accompanying consolidated financial statements as of and for the three years ended December 31, 2011, 2012 and 2013:

	As of December 31,
	2011	2012	2013
	US$	US$	US$
Cash and cash equivalents	3,447	2,077	4,741
Short-term investments	3,174	13,841	14,762
Accounts receivable	2,675	467	1,622
Amounts due from related parties	726	2,152	73
Prepayments and other current assets	6,904	2,234	5,766
Property and equipment, net	5,603	4,529	2,362
Long-term prepayments	1,716	769	674
Total assets	24,245	26,069	30,000
Accounts payable	19,706	307	1,123
Deferred revenues	15,399	27,751	42,942
Customer advances and deposits	3,813	4,710	5,670
Taxes payable	936	1,872	1,751
Salary and welfare payable	6,646	7,165	8,471
Inter-company payable	66,314	61,486	40,565
Accrued expenses and other current liabilities	1,076	1,090	2,181
Total liabilities	113,890	104,381	102,703

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Revenue	41,325	68,867	72,427
Net income/(loss)	(74,246)	10,032	8,473
Net cash (used in)/provided by operating activities	(51,243)	(22,792)	4,116
Net cash used in investing activities	(10,343)	(12,674)	(1,555)
Net cash provided by financing activities	63,101	34,111	—

Under the contractual arrangements with Beijing 58 and through its equity interest in its subsidiaries, the Group has the power to direct activities of the VIE and VIE’s subsidiaries and direct the transfer of assets out of the VIE and VIE’s subsidiaries. Therefore the Group considers that there is no asset of the VIE and VIE’s subsidiaries that can be used only to settle their obligations. As the consolidated VIE and VIE’s subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIE and VIE’s subsidiaries.

The Group believes that the contractual arrangements among the WFOE, Beijing 58 and its shareholders are in compliance with PRC law and are legally enforceable. The shareholders of Beijing 58 are also shareholders or nominees of shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of Beijing 58 were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control Beijing 58 also depends on the power of attorney and the WFOE has to vote on all matters requiring shareholder approval in Beijing 58. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

In addition, if the legal structure and contractual arrangements were found to be in violation of any existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s websites;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate our businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of Beijing 58 (through its equity interest in its subsidiaries) or the right to receive their economic benefits, the Group would no longer be able to consolidate Beijing 58 and its subsidiaries. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIE is remote.

There is no VIE for which the Company has variable interest but is not the primary beneficiary.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to Beijing 58. As the Company is conducting its business mainly through Beijing 58, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

The Company’s VIE’s assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers, which were in the line of “Property and equipment, net” in the table above. The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license (“ICP” license), trademarks, copyrights and registered patents, which have no recorded value.

As of December 31, 2013, the VIE hold the ICP license, which is necessary for the operation of the website and provision of value-added telecommunications services in China, and have registered 35 trademarks, including and , 14 copyrights and applied for 7 registered patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing.

The VIE’s business operations rely in part on the technologies covered by the registered patents to generate revenues. Such technologies include (1) the data verification and processing technology used to verify and process local merchant information; (2) the data researching technology provided to end-users enable them to find the exact information they want in the shortest time; (3) the data publishing technology provided to end-users or merchants to help them to publish their service information more efficiently.

2. Principal accounting policies

(a)	Principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIE and VIE’s subsidiaries for which the Company is the ultimate primary beneficiary.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

A VIE is an entity in which the Company or its subsidiary, through contractual arrangements, bears the risks of, and enjoys the rewards normally associated with, ownership of the entity, and therefore the Company or its subsidiary is the primary beneficiary of the entity.

All significant transactions and balances among the Company, its subsidiaries, the VIE and VIE’s subsidiaries have been eliminated upon consolidation.

(b)	Use of estimates

The preparation of the Company’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Company’s consolidated financial statements mainly include revenue recognition, the valuation allowance of deferred tax assets, the determination of uncertain tax position, the valuation and recognition of share-based compensation, the accruals for employee benefits and the determination of the estimated useful lives of property and equipment.

(c)	Functional currency and foreign currency translation

The Group uses United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the BVI and Hong Kong is US$, while the functional currency of the other entities in the Group is Renminbi (“RMB”). In the consolidated financial statements, the financial information of the Company’s PRC subsidiary, the VIE and VIE’s subsidiaries, which use RMB as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date; equity amounts are translated at historical exchange rates; and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity/(deficit).

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss).

(d)	Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments mainly include cash and cash equivalents, term deposits, short-term investments, accounts receivable, amounts due from related parties, accounts payable, deferred revenues, customer advances and deposits, and accrued liabilities and other current liabilities, of which the carrying values approximate their fair value. Please see Note 8for additional information.

(e)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

The following table sets forth a breakdown of our cash and cash equivalents by currency denomination and jurisdiction as of December 31, 2011, 2012 and 2013:

	US$ in thousands					RMB in thousands					US$ in thousands
	USA	Hong Kong	China Non VIE	China VIE	Total	USA	Hong Kong	China Non VIE	China VIE	Total	Total translated to US$
December 31, 2011	—	37,622	—	—	37,622	—	—	7,828	21,719	29,547	42,311
December 31, 2012	—	1,196	1,627	2	2,825	—	—	36,261	13,044	49,305	10,669
December 31, 2013	362	30,251	13,532	2	44,147	60,000	3,095	7,258	28,896	99,249	60,494

(f)	Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months to up to one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income /(loss) during the periods presented.

(g)	Short-term investment

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825, for investments in financial instruments with a variable interest rate indexed to performance of underlying assets, the Company elected the fair value method at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as investment and other income/(loss), net. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 8 for additional information.

(h)	Accounts receivable

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. The Group also makes a specific allowance if there is evidence showing that the receivable is likely to be not recoverable. There was no allowance made historically.

(i)	Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Computers and equipment	3-5 years
Motor vehicles	4-5 years
Furniture and fixtures	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

(j)	Investment in associated companies

Investments in associated companies in which the Group is in a position to exercise significant influence by participating in, but not controlling, the financial and operating policies are accounted for using the equity method. Under the equity method, the Group initially records its investment at cost and the difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or other intangible assets as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group's proportionate share of each equity investee's net income or loss into consolidated statements of comprehensive income/(loss) after the date of acquisition. The Group will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero. The Group currently holds 50% equity interest in Taofang Corporation, or Taofang, a limited liability company formed under the laws of the British Virgin Islands and the investment balance in Taofang was reduced to zero by December 31, 2012 due to equity losses and impairment provision recorded in investment and other income/(loss), net.

(k)	Impairment of long-lived assets

 The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No significant impairment of long-lived assets was recognized for years ended December 31, 2011, 2012 and 2013.

(l)	Customer advances and deposits

Customers pay in advance to purchase membership services, online marketing services and other services. The cash proceeds received from customers are initially recorded as customer advances and deposits and then transferred to deferred revenues when they are used to purchase desired services.

(m)	Revenue recognition

We generate revenues primarily from membership and online marketing services. Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured.

 We have adopted the gross presentation for business tax and related surcharges pursuant to ASC 605-45, "Revenue Recognition: Principal Agent Considerations". The amount of business tax and related surcharges included in revenues and cost of revenues were US$2,581, US$4,380 and US$1,742 for the years ended December 31, 2011, 2012 and 2013, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax ("VAT") Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the "Modern Service Industries" includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Subsidiaries in different regions were affected at different times as the program was rolled out. Most of the Company’s entities were subject to the VAT Pilot Program as of December 31, 2013. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. As such, we have adopted the net presentation of VAT.

(i)	Membership

A membership is a basic services package mainly consisting of the following services: customer certification, display of an online storefront on our marketplace, preferential listing benefits such as limited daily priority listings and higher quota for free daily listings and access to our dedicated customer service support team and online account management system. Membership revenues are recognized ratably over the contract period when membership services are provided.

(ii) Online marketing services

Our online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple deliverables, revenues are allocated to each unit of accounting based on relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No.2009–13. We use (a) vendor-specific objective evidence of selling price, if it exists, (b) otherwise, third-party evidence of selling price. If neither (a) nor (b) exists, we will use (c) the management’s best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence.

(iii) Other services

Other services contain (1)group buying services, which we started in 2010 but significantly scaled back since mid-2012, and (2)various other services. Group buying service revenues are derived from selling third party service or product coupons to customers through our t.58.com website. The Group recognizes revenue on a net basis for the difference between the amounts it collects from customers and the amounts the Group pays to third-party merchants. The Group recognizes revenue when the electronic coupon has been redeemed by participating customers and the Group has no further obligation of returning the fund collected or giving credits for future services. The Group contracts separately with its customers and the merchants and is responsible for the payments to the merchants and collections from the customers. In compliance with ASC 605-45, "Revenue Recognition: Principal Agent Considerations’’, the Group assesses whether the Group or the merchant is the primary obligor in these service contracts. The Group evaluates the terms of its customer agreements and gives appropriate consideration to other key indicators, such as inventory risk, latitude in establishing price, variability of its earnings, ability to change the products or services that merchant provides, discretion in supplier selection and credit risk. The Group is not considered the primary obligor in the arrangement as it does not take inventory risk, has limited latitude in establishing the price and no ability to change the products or services that the merchant provides, accordingly, the Group recognizes group buying services revenues on a net basis. Other services revenues are recognized when services are provided.

(n)	Cost of revenues

Costs of revenues mainly consist of costs associated with the production and operation of websites, which include fees paid to third parties for internet connection, content and services, payroll-related expenses, equipment depreciation associated with the website production and operation, and business taxes, etc.

(o)	Advertising expenses

Advertising costs are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising costs are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2011, 2012 and 2013, advertising expenses recognized in the consolidated statements of comprehensive income/(loss) were US$68,510, US$25,063 and US$22,703, respectively.

(p)	Research and development expenses

Research and development expenses mainly consist of personnel, rent and depreciation expenses associated with the development of and enhancement to the Group’s websites and expenses associated with research and development. The research and development expenses are expensed as incurred for all the periods presented.

Costs incurred for the preliminary project stage of internal use software are expensed when incurred and are included in research and development expenses. Costs incurred during the application development stage are capitalized when certain criteria are met as stated in ASC 350-40. Costs incurred during the post-implementation-operation stage are expensed as incurred, and are included in research and development expenses. As the period qualified for capitalization has historically been very short and the development costs incurred during this period were insignificant, all of the development costs of internal use software to date have been expensed when incurred.

(q)	Operating leases

 Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the terms of underlying lease.

(r)	Share-based compensation

All share-based awards to employees and directors, including share options and ordinary shares awards, are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revise, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

See Note 12 for further information regarding share-based compensation assumptions and expenses.

(s)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of comprehensive income/(loss) in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income/(loss). The Group did not have any interest or penalties associated with tax positions as of December 31, 2011, 2012 and 2013. As of December 31, 2011, 2012 and 2013, the Group did not have any significant unrecognized uncertain tax positions.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

(t)	Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. Currently, the Group is paying contributions to the social insurance plan for all our full-time employees and to the housing fund plans for some employees, but the amounts paid for these employees may not be sufficient as required by the PRC laws and regulations, for which the Group have made provision based on its best estimate. The Group has no legal obligation for the benefits beyond the contributions.

The Group recorded employee benefit expenses of US$4,372, US$8,871 and US$9,385 for the years ended December 31, 2011, 2012 and 2013, respectively.

(u)	Government grant

Generally, a government grant is recognized as other income when the grant is received and the requirements associated with receipt of the grant have been complied with. If the government grant is tied to the acquisition of long-lived assets, the grant is recognized as deduction of the carrying value of the long-lived assets, when the conditions specified in the grant have been met.

 For the years ended December 31, 2011, 2012 and 2013, the Group received government grants of US$ nil, US$1,150 and US$982, respectively, which were included in others, net under other income/(expenses) in the consolidated statements of comprehensive income/(loss).

(v)	Ordinary shares

The Company accounts for repurchased ordinary shares under the cost method and include such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

(w)	Statutory reserves

The Company’s PRC subsidiaries, the VIE and VIE’s subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary, the VIE and VIE’s subsidiaries that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to the offsetting of losses to increase the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

The Group has made no appropriations to statutory surplus fund and other reserve funds for the years ended December 31, 2011, 2012 and 2013 as the Company’s subsidiaries, the VIE and VIE’s subsidiaries in China were in accumulated loss position.

(x)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(y)	Earnings/(loss) per share

Basic earnings /(loss) per share is computed by dividing net income /(loss) attributable to ordinary shareholders, considering the accretions to redemption value of the preference shares (see Note 13), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders, as adjusted for the accretions and allocation of net income related to the preference shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preference shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(z)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

(aa)	Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of revenue, cost and expenses that does not distinguish between segments, and reports costs and expenses by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(ab)	Recently issued accounting pronouncements

In July 2013, the FASB issued ASU 2013-11, "Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists", which is an update to provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward exists. The guidance requires an entity to present an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, except for when a net operating loss carryforward is not available as of the reporting date to settle taxes that would result from the disallowance of the tax position or when the entity does not intend to use the deferred tax asset for purposes of reducing the net operating loss carry forward. The guidance is effective for fiscal years beginning after December15, 2013 and for interim periods within that fiscal year. The Group does not expect the adoption of this pronouncement to have a significant impact on its consolidated financial statements.

3. Credit risks and concentration

(a)	Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits as well as credit exposures to receivables due from its customers, related parties and other parties.

The Group believe that there is no significant credit risk associated with the bank deposits and cash and cash equivalents which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIE and VIE’s subsidiaries are located.

The Group has no significant concentrations of credit risk with respect to its customers, except for the accounts receivable from the internet search companies as discussed below. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

(b)	Major customers

 The revenues from an internet search company for the year ended December 31, 2011 was US$5,398, which accounted for 13% of the periods' total revenues. There was no customer whose revenue represented over 10% of total revenues in 2012 and 2013, respectively.

The accounts receivables from two internet search companies represented over 10% of accounts receivable balances as follows:

	As of December 31,
	2011	2012	2013
	%	%	%
Customer A	34%	15%	8%
Customer B	8%	29%	42%

(c)	Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance.

4. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2011	2012	2013
	US$	US$	US$
Prepaid advertising fees	2,780	2,646	2,789
Prepaid rental fees	893	1,521	2,285
Rental and other deposits	2,118	450	929
Prepaid to groupbuying merchants	1,886	419	—
Prepaid business tax and surcharges	368	—	—
Input VAT	—	—	1,106
Prepaid professional fees	—	468	—
Employee advances	157	305	519
Interest receivable	2	2	481
Prepayment for purchase of assets	102	230	404
Others	667	255	470
Total	8,973	6,296	8,983

 The prepaid advertising fees represent prepayments to third parties for advertising services, mainly through television, internet and outdoor media. The advertising expenses are recognized in sales and marketing expenses subsequently, when the services are received.

5. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2011	2012	2013
	US$	US$	US$
Computers and equipment	5,637	8,747	11,137
Motor vehicles	523	639	647
Furniture and fixtures	675	1,170	1,641
Leasehold improvements	1,755	3,274	3,614
Total	8,590	13,830	17,039
Less: Accumulated depreciation	(2,171)	(5,892)	(10,612)
Net book value	6,419	7,938	6,427

 Depreciation and amortization expenses for the years ended December 31, 2011, 2012 and 2013 were US$1,685, US$3,879 and US$4,657, respectively.

6. Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2011	2012	2013
	US$	US$	US$
Payable to group buying merchants	14,700	6,107	4,010
Payable for advertisement fees	5,168	4,319	3,057
Payable related to purchases of property and equipment	—	394	28
Rebate payable to sales agents	—	206	1,205
Others	7	113	9
Total	19,875	11,139	8,309

7. Accrued expenses and other current liabilities

   The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2011	2012	2013
	US$	US$	US$
Accrued professional fees	802	389	2,104
Accrued telecom and bandwidth fees	378	515	887
Accrued office expenses	255	751	1,673
Payable related to expired group buying coupons	17	854	721
Channel provider deposits	—	267	1,066
Government subsidy	—	191	753
Others	162	612	851
Total	1,614	3,579	8,055

8. Fair value measurements

 The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2011	2012	2013
		US$	US$	US$
Cash and cash equivalents	Quoted Prices in Active Market for Identical Assets (Level 1)	42,311	10,669	60,494
Term deposits	Quoted Prices in Active Market for Identical Assets (Level 1)	—	—	152,190
Short-term investment	Significant other observable inputs (Level 2)	3,174	24,978	98,411
Total:		45,485	35,647	311,095

For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

9. Income taxes

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/(loss) from its PRC operations for the years ended December 31, 2011,2012 and 2013.

Cayman Islands (“Cayman”)

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands (“BVI”)

The Group is exempted from income tax in the BVI on its foreign-derived income. There are no withholding taxes in the BVI.

Hong Kong

Entities incorporated in Hong Kong are subject to Hong Kong profit tax at a rate of 16.5% since January 1, 2010. The operations in Hong Kong have incurred net accumulated operating losses for income tax purposes.

PRC

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The EIT Law and its implementing rules also permit qualified “High and New Technology Enterprises” (“HNTE”) to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Wanglin obtained its HNTE certificate in 2012 and completed the HNTE filing with tax authorities in 2013. As a result, Wanglin has been qualified as a HNTE under the EIT Law, and is entitled to a preferential tax rate of 15% from 2012 to 2014 provided that it continues to be qualified as HNTE during such period.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engage in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Wanglin had claimed such Super Deduction in ascertaining its tax assessable profits for the years ended December 31, 2012 and 2013, respectively.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, properties, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Company does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). As of December 31, 2013, all of the Group’s entities in PRC were still in accumulated loss positions. As such, no withholding tax has been provided.

The provisions for income tax expenses are summarized as follows:

	For the Year Ended December 31,
	2011	2012	2013
Current tax expenses	—	2,592	4,148
Deferred tax benefit	—	(2,592)	(4,148)
Income tax expenses	—	—	—

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Year Ended December 31,
	2011	2012	2013
Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(23.4)%	(23.3)%	(21.3)%
Permanent book-tax differences	(1.6)%	(1.7)%	(3.7)%
Effective tax rate	0%	0%	0%

 Deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2011	2012	2013
	US$	US$	US$
Current
Deferred tax assets:
Accrued payroll and other expenses	2,530	2,177	3,908
Less: valuation allowance	(2,530)	(2,177)	(3,908)
Total current deferred tax assets, net	—	—	—
Non-current
Deferred tax assets:
Net operating loss carry forwards	2,775	7,611	4,723
Advertising expenses in excess of deduction limit	17,522	20,647	18,673
Others	121	145	153
Less: valuation allowance	(20,418)	(28,403)	(23,549)
Total non-current deferred tax assets, net	—	—	—
Total deferred tax assets, net	—	—	—

As of December 31, 2013, the Group had net operating loss carry forwards of US$17,400 which will expire during the period between December 31, 2014 and December 31, 2018. There is no expiration for the advertising expenses carry forwards.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2011, 2012 and 2013.

Movement of valuation allowance

	For the Year Ended December 31,
	2011	2012	2013
	US$	US$	US$
Balance at beginning of the period	3,379	22,948	30,580
Provision	19,569	7,632	1,740
Current period reversal	—	—	(4,863)
Balance at the end of the period	22,948	30,580	27,457

The current period reversal of valuation allowance is primarily attributed to the utilization of net operating losses and deductible advertise expenses carried forward from prior years.

As of December 31, 2013, the tax years ended December 31, 2009 through 2013 for the Company’s PRC subsidiaries and the affiliated PRC entities remain subject to examination by the PRC tax authorities.

10. Preference shares

The following table sets forth the changes of each of the convertible redeemable preference shares for years ended December 31, 2011, 2012 and 2013:

	Series A Preference Shares		Series A-1 Preference Shares		Series B Preference Shares		Series B-1 Preference Shares		Total
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Amount
		US$		US$		US$		US$	US$
As at December 31, 2010	27,028,572	9,866	19,047,620	10,588	25,210,084	45,173	—	—	65,627
Gross proceeds from the issuance	—	—	—	—	1,037,328	2,110	15,242,995	55,000	57,110
Accretions	—	—	—	885	—	3,928	—	1,734	6,547
As at December 31, 2011	27,028,572	9,866	19,047,620	11,473	26,247,412	51,211	15,242,995	56,734	129,284
Accretions	—	—	—	962	—	4,298	—	4,973	10,233
As at December 31, 2012	27,028,572	9,866	19,047,620	12,435	26,247,412	55,509	15,242,995	61,707	139,517
Accretions	—	—	—	858	—	3,831	—	4,445	9,134
Conversion to ordinary shares	(27,028,572)	(9,866)	(19,047,620)	(13,293)	(26,247,412)	(59,340)	(15,242,995)	(66,152)	(148,651)
As at December 31, 2013	—	—	—	—	—	—	—	—	—

All of the preference shares were converted to ordinary shares upon the Group’s IPO on November 5, 2013. Immediately prior to the IPO, the Group’s preference shares comprised the following:

				Shares
Series	Date of Issuance	Issue Price Per Share	Redemption Price Per Share	Authorized	Issued and Outstanding	Carrying Amount
		US$	US$			US$
A	March 2010	0.37	0.18	27,028,572	27,028,572	9,866
A-1	March 2010	0.53	0.53	19,047,620	19,047,620	13,293
B	December 2010	1.79	1.79	26,247,412	25,210,084	56,910
B	March 2011	2.03	2.03	26,247,412	1,037,328	2,430
B-1	August and September 2011	3.608	3.608	15,243,000	15,242,995	66,152

 The Group did not authorize or issue any preference shares before 2010. The Group classified the Series A, Series A-1, Series B and Series B-1 Preference Shares in the mezzanine section of the consolidated balance sheets because they were contingently redeemable. In addition, the Group recorded accretions on the preference shares to the redemption value from the issuance dates to the earliest redemption dates. The accretion of Series A-1, Series B and Series B-1 Preference Shares was US$9,134 for the year ended December 31, 2013.

The Group has determined that conversion and redemption features embedded in the preference shares are not required to be bifurcated and accounted for as a derivative. The Group also determined that there was no beneficial conversion feature attributable to any of the preference shares because the initial effective conversion prices of these preference shares were higher than the fair value of the Group's ordinary shares determined by the Group with the assistance from an independent valuation firm.

Prior to their automatic conversion to ordinary share upon the Group’s IPO on November 5, 2013, the preference shares were entitled to certain preferences with respect to conversion, redemption, dividends and liquidation. The holders of Preference Shares were entitled to vote together with the holders of ordinary shares, and not as a separate class, on all matters put before the shareholders of the Group, on an as-if-converted basis.

11. Ordinary shares

The Company was incorporated in the Cayman Islands in May 2011. The Company is authorized to issue a maximum of 5,000,000,000 shares with a par value of US$0.00001 per share, comprised of 4,912,433,396 ordinary shares and 87,566,604 Preference Shares. In connection with the reorganization transactions described in Note 1, the Company had effected several rounds of share splits since inception. All share numbers have been retroactively restated to reflect these share splits.

On August 30, 2013, the Group's Board of Directors approved that the Group to redesign the share capital and adopt a dual class ordinary share structure immediately upon the completion of IPO. Upon the completion of the IPO, the Group's ordinary shares were divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, voting together as one class on all matters subject to a shareholders' vote. All of its outstanding ordinary shares prior to this offering were redesignated as Class B ordinary shares and all of its outstanding preference shares were automatically re-designated or converted into Class B ordinary shares on a one-for-one basis immediately upon the completion of the IPO.

Upon completion of the Company’s IPO on November 5, 2013 (see Note 1), the Company’s shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00001. As of December 31, 2013, 4,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares had been authorized, 158,876,693 ordinary shares had been issued and outstanding, of which 27,064,706 were Class A ordinary shares and 131,811,987 were Class B ordinary shares.

12. Share incentive plan

In March 2010, the Group authorized an employment-related stock incentive plan (the "2010 Plan"). The 2010 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group's shareholders' approval. According to the resolutions of the Board of Directors of the Company in April and November 2011, the number of ordinary shares available for issuance under the 2010 Plan was increased to 18,093,225.

In March 2010, the Group's Board of Directors granted 3,763,540 ordinary shares under the 2010 Plan to compensate the past services of certain key management.

In September 2010 and October 2010, the Group granted 3,195,628 options with a weighted average exercise price of US$0.12 per share under the 2010 Plan. The majority of options were to be vested over three or four years, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 24 or 36 equal monthly installments. Under the September 2010 grant, 100,000 share options were granted to one of the Group's employees with the entirety to vest upon the completion of an IPO. Before 2013, the Group did not recognize any share-based compensation for the options granted with this performance condition as the vesting of the performance condition awards is contingent upon an IPO which is not considered probable until the event happens. Upon completion of IPO on November 5, 2013, total share-based compensation expense related to this grant was recognized in the Group statements of comprehensive income/(loss) for the year ended December 31, 2013.

 In 2011 and 2012, the Group granted 3,808,339 and 1,312,500 options with a weighted average exercise price of US$2.08 and US$2.30 per share respectively under the 2010 Plan. The majority of options were to be vested over three or four years, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 24 or 36 equal monthly installments.

In 2013, the Group granted 3,833,000 options with a weighted average exercise price of US$3.07 per share under the 2010 Plan. All options were to be vested over four years, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 36 equal monthly installments.

The Group adopted a share incentive plan (the “2013 plan”) on September 26, 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 plan is 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 plan beginning in 2015, or such lesser number of ordinary shares as determined by the Board of Directors. No awards have been granted under the 2013 plan as of December 31, 2013.

Valuation Assumptions:     The Group estimated the fair value of share options using the Binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following assumptions:

	2011	2012	2013
Expected volatility	62.80% - 69.50%	54.80% - 63.30%	54.10% - 59.10%
Risk-free interest rate (per annum)	3.83%-4.53%	2.03% - 3.20%	2.03% - 3.10%
Exercise multiple	2	2	2
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Expected forfeiture rate (post-vesting)	0.00%-3.50%	3.20%-3.50%	1.00% - 3.30%
Fair value of the underlying shares on the date of option grants (US$)	1.38-2.31	2.38-2.48	2.48 –8.50

The Group estimated the risk free rate based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

A summary of the Group’s share option activities for the years ended December 31, 2011, 2012 and 2013 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$
Outstanding as of December 31, 2010	3,159,628	0.12	9.67	3,169
Granted	3,808,339	2.08
Forfeited	(110,500)	1.56
Outstanding as of December 31, 2011	6,857,467	1.18	9.09	7,225
Granted	1,312,500	2.30
Forfeited	(730,939)	1.50
Exercised	(473,551)	0.56
Outstanding as of December 31, 2012	6,965,477	1.40	8.36	7,504
Granted	3,833,000	3.07
Forfeited	(520,030)	2.21
Exercised	(431,774)	1.16
Outstanding as of December 31, 2013	9,846,673	2.02	8.14	168,870
Exercisable as of December 31, 2013	4,791,285	1.14	7.22	86,411

The weighted average grant date fair value of options granted for the years ended December 31, 2011, 2012 and 2013 was US$1.15, US$1.32 and US$2.90 per share, respectively.

Share-based compensation expenses for the share-based awards which are based on service conditions are recognized using the straight-line attribution approach.

For the years ended December 31, 2011, 2012 and 2013, the Group recognized share-based compensation expenses of US$1,970, US$1,671 and US$2,865, respectively for ordinary shares and share options granted.

As of December 31, 2013, there was US$11,898 of total unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2010 Plan. The expense is expected to be recognized over a weighted average period of 2.56 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

13. Income/(loss) per share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the periods indicated:

	As of December 31,
	2011	2012	2013

Numerator:
Net income/(loss).	(83,402)	(30,401)	19,557
Series A-1 Preference Shares accretions	(885)	(962)	(858)
Series B Preference Shares accretions	(3,928)	(4,298)	(3,831)
Series B-1Preference Shares accretions	(1,734)	(4,973)	(4,445)
Income allocation to participating preference shares	—	—	(1,230)
Numerator for basic and diluted net (loss)/income per share	(89,949)	(40,634)	9,193

Denominator:
Weighted average number of ordinary shares used in computing net income/(loss) per share - basic	44,245,388	44,245,388	63,717,007
Weighted average number of ordinary shares used in computing net income/(loss) per share - diluted	44,245,388	44,245,388	69,159,524
Basic net income/(loss) per share attributable to the Company’s ordinary shareholders	(2.03)	(0.92)	0.14
Diluted net income/(loss) per share attributable to the Company’s ordinary shareholders	(2.03)	(0.92)	0.13
Basic net income/(loss) per ADS	(4.07)	(1.84)	0.29
Diluted net income/(loss) per ADS	(4.07)	(1.84)	0.27

Basic net income/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. There are Class A and Class B ordinary shares which are considered the same class for the purposes of EPS calculation due to them having identical earnings rights and preferences. For the years ended December31, 2011 and 2012, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share was 5,301,345 and 7,601,619 on a weighted average basis, respectively. For the years ended December 31, 2011 and 2012, the Series A, Series A-1, Series B and Series B-1 Preference Shares of 77,792,162 and 87,566,599, respectively, on a weighted average basis were also anti-dilutive and excluded from the calculation of diluted net loss per share. For the year ended December 31, 2013, options to purchase ordinary shares included in the calculation of diluted net income per share was 4,742,442.

For the years ended December 31, 2012 and 2013, some employees voluntarily left the Group and exercised their vested share options. The Group issued 473,551 and 431,774 respectively contingently issuable shares upon the Group's initial public offering instead of normal shares to these ex-employees due to certain legal regulations in China. The contingently issuable shares shall be issued to these ex-employees after the expiration of the 180-day lock-up period upon the completion of the initial public offering without any further consideration paid. For the year ended December 31, 2012, the contingently issuable shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the year ended December 31, 2013, the contingently issuable shares included in the calculation of diluted net income per share were 700,075.

The proceeds from the above option exercises were US$253 and US$557 in 2012 and 2013, respectively, which were recorded in additional paid-in capital. This number of contingently issuable shares is not included in the computation of basic net income/(loss) per share as the holders do not participate in any voting and dividend rights until the shares are actually issued, but is included in the dilutive ordinary equivalent shares using if-converted method as the conditions for issuance have been satisfied.

14. Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were US$3,479, US$5,009 and US$5,253 during the years ended December 31, 2011, 2012, and 2013, respectively, and were charged to the statement of comprehensive income/(loss) when incurred.

Certain of these arrangements have renewal or expansion options and adjustments for market provisions, such as free or escalating base monthly rental payments. The Group recognizes rental expense under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expense and the cash paid for rent was recorded as prepaid rent. The Group leases its office facilities under non-cancelable operating leases with various expiration dates through 2027. In 2012, the Group signed one significant leasing contract for the office building, which will expire in 2027.

The Group used third party services for server custody and bandwidth. The contracts are typically 12 months in duration. The Group typically contracts these services according to the traffic level of its online marketplace and the respective server storage and bandwidth required to support the traffic.

The Group engaged third parties for promoting its brand image through various advertising channels, including advertising on internet search engines, websites and other traditional off-line media. The amount of advertising commitment relates to the committed advertising services that have not been delivered and paid.

As of December 31, 2013, future minimum commitments under non-cancelable agreements were as follows:

	2014	2015	2016	2017	2018	Thereafter	Total
	US$	US$	US$	US$	US$	US$	US$
Operating lease commitment	1,827	1,358	1,251	1,052	1,032	7,017	13,537
Server custody and bandwidth fee commitment	319	—	—	—	—	—	319
Advertising commitment	3,659	—	—	—	—	—	3,659
Total	5,805	1,358	1,251	1,052	1,032	7,017	17,515

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations or guarantees as of December 31, 2013.

(b) Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, is likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

15. Related party transactions

The majority of related party balances as of December 31, 2011, 2012 and 2013 and transactions for the years ended December 31, 2011, 2012 and 2013 are as follows:

	As of December 31,
	2011	2012	2013
	US$	US$	US$
Amount due from Taofang	714	2,152	126
Prepayment for investment in Taofang (included in long-term prepayments)	1,000	—	—

The Group converted the prepayment into investment in early 2012 and holds 50% equity interest in Taofang. The amounts advanced to Taofang were unsecured, non-interest bearing and repayable on demand. The investment balance in Taofang was reduced to zero by December 31, 2012 due to equity loss pick up and impairment provision.

16. Subsequent events

a) On February 27, 2014, the Group granted options with an exercise price of US$15.95 to purchase an aggregate of 138,200 Class A ordinary shares of the Company and 59,400 restricted share units to certain employees under the 2010 Plan and 2013 Plan. Under the February 2014 grant, all options and restricted share units were to be vested over four years, one fourth (1⁄4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 36 equal monthly installments.

b) The Company completed its follow-on public offering of American depositary shares (“ADSs”) by the Company and certain selling shareholders on April 2, 2014, and the underwriters exercised their over-allotment option granted from the selling shareholders on April 1, 2014. As a result of these transactions, the Company issued and sold 2,000,000 ADSs and the selling shareholders sold an aggregate of 4,000,000 ADSs and 900,000 additional ADSs for the over-allotment at the price of US$38.00 per ADS. The registration statement relating to these securities was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on March 27, 2014.

The net proceeds received by the Company, after deducting underwriter commissions, amounted to approximately US$71.6 million. The Company did not receive any proceeds from the sale of the ADSs by the selling shareholders.

17. Restricted net assets

PRC laws and regulations permit payments of dividends by the Company's subsidiaries, the VIE and VIE's subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries, the VIE and VIE's subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries, the VIE and VIE's subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to US$84,037 as of December 31, 2013. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company's subsidiaries, the VIE and VIE's subsidiaries to satisfy any obligations of the Company.

The Company performed a test on the restricted net assets of its consolidated subsidiaries, the VIE and VIE's subsidiaries (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that it was applicable for the Company to disclose the condensed financial statements for the parent company for the year ended December 31, 2013. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIE under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as "Investments (deficits) in subsidiaries and VIE".

The subsidiaries did not pay any dividends to the Company for the years presented. Certain information and footnote disclosures generally included in financial statements prepared in accordance with US GAAP have been condensed and omitted. The footnote disclosures represent supplemental information relating to the operations of the Company, as such, these statements should be read in conjunction with the notes to the consolidated financial statements of the Group.

As of December 31, 2011, 2012 and 2013, the Company had no significant capital and other commitments, long-term obligations, or guarantee.

The Company's accounting policies are the same as the Group's policies with the exception of the accounting for the investments in subsidiaries and VIE.

Condensed financial information of Parent Company

BALANCE SHEETS

As of December 31, 2011, 2012 and 2013

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	As of December 31,
	2011	2012	2013

ASSETS
Current assets:
Cash and cash equivalents	26,500	963	40,835
Term deposits	—	—	152,190
Amounts due from related parties	714	2,152	—
Prepayments and other current assets	—	—	456
Total current assets	27,214	3,115	193,481
Non-current assets:
Prepayment for investment in Taofang	1,000	—	—
Investments in subsidiaries and VIE	—	—	27,031
Total non-current assets	1,000	—	27,031
Total assets	28,214	3,115	220,512
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY/(DEFICIT)
Current liabilities:
Accrued expenses and other current liabilities	472	82	229
Total current liabilities	472	82	229
Non-current liabilities:
Deficits in subsidiaries and VIE	11,764	15,580	—
Total non-current liabilities	11,764	15,580	—
Total liabilities	12,236	15,662	229
Commitments and contingencies
Mezzanine equity
Series A Preference Shares (US$0.00001 par value, 27,028,572, 27,028,572 and nil shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	9,866	9,866	—
Series A-1 Preference Shares (US$0.00001 par value, 19,047,620, 19,047,620 and nil shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	11,473	12,435	—
Series B Preference Shares (US$0.00001 par value, 26,247,412, 26,247,412 and nil shares authorized, issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	51,211	55,509	—
Series B-1 Preference Shares (US$0.00001 par value, 15,243,000, 15,243,000 and nil shares authorized, 15,242,995, 15,242,995 and nil shares issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	56,734	61,707	—
Total mezzanine equity	129,284	139,517	—
Shareholders’ equity/(deficit):
Ordinary shares (US$0.00001 par value, 4,912,433,396, 4,912,433,396 and 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) shares authorized, 44,245,388, 44,245,388 and 158,876,693 (including 27,064,706 Class A and 131,811,987 Class B) shares issued and outstanding as of December 31, 2011, 2012 and 2013, respectively)	1	1	2
Additional paid-in capital	—	—	359,276
Accumulated (deficit)	(113,349)	(152,059)	(138,419)
Accumulated other comprehensive income/(loss)	42	(6)	(576)
Total shareholders’ equity/(deficit)	(113,306)	(152,064)	220,283
Total liabilities, mezzanine equity and shareholders’ equity/(deficit)	28,214	3,115	220,512

Condensed financial information of Parent Company

STATEMENTS OF COMPREHENSIVEINCOME/(LOSS)

For the Years Ended December 31, 2011, 2012 and 2013

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2011	2012	2013

Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating (income)/expenses:
Sales and marketing expenses	—	—	—
Research and development expenses	—	—	—
General and administrative expenses	1,564	553	1,151
Share of (income)/loss of subsidiaries and VIE	81,602	29,914	(19,790)
Total operating (income)/expenses	83,166	30,467	(18,639)
Income/(loss) from operations	(83,166)	(30,467)	18,639
Other (expenses)/income:
Interest income	11	66	517
Foreign currency exchange income/(loss), net	(247)	—	401
Income/(loss) before tax	(83,402)	(30,401)	19,557
Income taxes benefits/(expenses)	—	—	—
Net income/(loss)	(83,402)	(30,401)	19,557
Accretions to preference shareholders redemption values	(6,547)	(10,233)	(9,134)
Income attributable to preference shareholders	—	—	(1,230)
Net income/(loss) attributable to ordinary shareholders	(89,949)	(40,634)	9,193
Net income/(loss)	(83,402)	(30,401)	19,557
Foreign currency translation adjustment, net of nil tax	2	(48)	(570)
Comprehensive income/(loss)	(83,400)	(30,449)	18,987

Condensed financial information of Parent Company

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2011, 2012 and 2013

(U.S. dollars in thousands, unless otherwise noted)

	For the Year Ended December 31,
	2011	2012	2013

Cash flows from operating activities	(74,652)	(25,790)	(56)

Cash flows from investing activities	—	—	(173,415)

Cash flows from financing activities	57,110	253	213,343

Net increase/(decrease) in cash and cash equivalents	(17,542)	(25,537)	39,872

Cash and cash equivalents at the beginning of the year	44,042	26,500	963
Cash and cash equivalents at the end of the year	26,500	963	40,835
Non-cash supplemental financing activities
Accretions to preference shareholders redemption values	6,547	10,233	9,134

