Form 20-F
period 2014-12-31
58.com Inc.
filed 2015-04-29
CIK 1525494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM          TO

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 176,375,211 ordinary shares, par value US$0.00001 per share, being the sum of 101,574,732 Class A ordinary shares and 74,800,479 Class B ordinary shares as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

•	our goals and strategies;
•	our expansion plans;
•	our future business development, financial condition and results of operations;
•	the expected growth of the online marketing services and mobile services industries;
•	our expectations regarding demand for, and market acceptance of, our services;
•	our expectations regarding keeping and strengthening our relationships with customers;
•	our plans to invest in research and development to enhance our solution and service offerings; and
•	general economic and business conditions in the regions where we provide our solutions and services.

We would like to caution you not to place undue reliance on forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information — D. Risk Factors.” Those risks are not exhaustive. We operate in an emerging and evolving environment. New risk factors emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A. Selected Financial Data

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. Our summary data of consolidated statements of comprehensive income/(loss) and summary consolidated cash flow data presented below for the years ended December 31, 2012, 2013 and 2014 and our summary consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our summary data of consolidated statements of comprehensive income/(loss), and summary consolidated cash flow data presented below for the years ended December 31, 2010 and 2011 and our summary consolidated balance sheet data as of December 31, 2010, 2011 and 2012 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$, except for share, per share and per ADS data)
Summary Data of Consolidated Statements of Comprehensive Income/(Loss):
Revenues:
Membership	3,447	19,654	47,919	85,725	139,490
Online marketing services	6,597	15,500	28,509	58,457	125,033
Other services	658	6,380	10,694	1,565	455
Total revenues	10,702	41,534	87,122	145,747	264,978
Cost of revenues(1)	2,330	6,301	10,406	8,471	13,844
Gross profit	8,372	35,233	76,716	137,276	251,134
Operating expenses(1):
Sales and marketing expenses	16,783	100,134	76,422	84,534	180,148
Research and development expenses	2,247	7,784	18,464	25,138	43,676
General and administrative expenses	3,170	10,721	13,088	12,983	20,633
Total operating expenses	22,200	118,639	107,974	122,655	244,457
Income/(loss) from operations	(13,828)	(83,406)	(31,258)	14,621	6,677
Net income/(loss)	(13,871)	(83,402)	(30,401)	19,557	22,644
Accretions to preference shares redemption values	(860)	(6,547)	(10,233)	(9,134)	—
Deemed dividends to preference shareholders	(664)	—	—	—	—
Income attributable to preference shareholders	—	—	—	(1,230)	—
Net income/(loss) attributable to ordinary shareholders	(15,395)	(89,949)	(40,634)	9,193	22,644

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$, except for share, per share and per ADS data)
Net income/(loss)	(13,871)	(83,402)	(30,401)	19,557	22,644
Foreign currency translation adjustment, net of nil tax	(38)	2	(48)	(570)	396
Unrealized loss on available-for-sale securities	—	—	—	—	(1,111)
Comprehensive income/(loss)	(13,909)	(83,400)	(30,449)	18,987	21,929
Net income/(loss) per ordinary share attributable to ordinary shareholders – basic	(0.30)	(2.03)	(0.92)	0.14	0.13
Net income/(loss) per ordinary share attributable to ordinary shareholders – diluted	(0.30)	(2.03)	(0.92)	0.13	0.13
Net income/(loss) per ADS(2) attributable to ordinary shareholders – basic	(0.61)	(4.07)	(1.84)	0.29	0.27
Net income/(loss) per ADS(2) attributable to ordinary shareholders – diluted	(0.61)	(4.07)	(1.84)	0.27	0.26
Weighted average number of ordinary shares used in computing basic earnings per share	50,589,146	44,245,388	44,245,388	63,717,007	168,589,273
Weighted average number of ordinary shares used in computing diluted earnings per share	50,589,146	44,245,388	44,245,388	69,159,524	174,024,997

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$)
Cost of revenues	112	26	30	36	18
Sales and marketing expenses	47	225	270	445	1,395
Research and development expenses	429	443	489	996	2,403
General and administrative expenses	1,194	1,276	882	1,388	2,357
Total	1,782	1,970	1,671	2,865	6,173
(2)	Each ADS represents two Class A ordinary shares.

	As of December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$)
Summary Data of Consolidated Balance Sheets:
Cash, cash equivalents, term deposits and short-term investments	45,655	45,485	35,647	311,095	609,035
Total assets	51,426	65,994	56,456	333,341	703,932
Deferred revenues	4,838	15,399	28,955	55,099	95,336
Customer advances and deposits	507	3,813	11,040	21,369	35,983
Total liabilities	11,128	50,016	69,003	113,058	196,615
Total mezzanine equity	65,627	129,284	139,517	—	—
Total shareholders’ equity/(deficit)	(25,329)	(113,306)	(152,064)	220,283	507,317

	For the Year Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands of US$)
Summary Data of Consolidated Statements of Cash Flows:
Net cash provided by/(used in) operating activities	(5,922)	(50,323)	(4,728)	66,304	98,585
Cash used in purchase of property and equipment	(2,522)	(5,655)	(5,227)	(4,177)	(32,476)
Net cash used in investing activities	(2,522)	(10,455)	(27,153)	(230,046)	(305,272)
Net cash provided by financing activities	53,246	57,110	253	213,343	257,430

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.2046 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 31, 2014. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 24, 2015, the certified exchange rate was RMB6.1930 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this annual report or will use in the preparation of any other periodic reports or any other information to be provided to you. The source of these rates is the Federal Reserve Statistical Release.

	Exchange rate
Period	Period-End	Average(1)	Low	High
	(RMB Per US$1.00)
2010	6.6000	6.7603	6.8330	6.6000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
October	6.1124	6.1251	6.1385	6.1107
November	6.1429	6.1249	6.1429	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April (through April 24, 2015)	6.1930	6.2000	6.2152	6.1927

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

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

We have incurred net losses historically and we may incur losses in the future as we grow our business. In 2012, we incurred net loss of US$30.4 million. In addition, we had negative cash flow from operations of US$4.7 million in 2012. We generated net income of US$19.6 million and US$22.6 million, and had positive cash flow from operations of US$66.3 million and US$98.6 million in 2013 and 2014, respectively. Our historical net loss and negative cash flow from operations are primarily related to sales and marketing expenses, research and development expenses, and other costs and expenses we incurred to build, operate and expand our online marketplace, grow our user base and establish our market position. We expect that we will continue to incur marketing and sales, research and development and other expenses to launch new services and grow our user base, which may affect our profitability and operating cash flow in the future.

Our future profitability may also be significantly impacted by the success of our recent and new service offerings, such as our mobile services and 58 Home services. As competition in these new services intensifies in China, we may choose to invest heavily to gain market share, which may adversely affect our profitability.

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

We face intense competition. Our competitors in the online marketing space include other smaller multi-category online classifieds companies as well as industry or content-specific vertical websites whose information serve the same underlying industries as certain content categories of our online marketplace. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily on the basis of user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities.

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

We have invested significantly in marketing to promote public awareness of online marketing services, enhance our brand recognition and drive user growth, including incurring US$25.1 million, US$22.7 million and US$73.4 million in advertising expenses in 2012, 2013 and 2014, respectively. Such advertising expenses represented 32.8%, 26.9% and 40.8% of our total sales and marketing expenses and 28.8%, 15.6% and 27.7% of our revenues in the corresponding periods. Our marketing activities may not be well received by users and may not attract the additional traffic that we anticipated. The evolving marketing approaches and tools require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

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

We currently depend on the continued services and performance of the key members of our management team, in particular Mr. Jinbo Yao, our chairman and chief executive officer. Mr. Yao is one of our founders and his leadership has played an integral role in our growth. Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their service, we might not be able to replace them easily, in a timely manner, or at all, and our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose users, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a confidentiality and non-competition agreement with us. However, if any dispute arises between our executive officers and key employees, on one hand, and us on the other, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with the PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

We may enter into strategic alliances with various third parties to further our business purposes from time to time. For example, in June 2014, we entered into a strategic partnership with Tencent Holdings Limited, or Tencent, a leading provider of comprehensive Internet services in China, pursuant to which Tencent invested US$736.1 million in exchange for approximately 19.9% equity interest in our company on a fully-diluted basis.

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

In addition, after our IPO in October 2013, we have made several acquisitions and investments, among which the major ones are the acquisition of a strategic stake in Ganji.com, for approximately 34 million new ordinary shares (two Class A ordinary shares equivalent to one ADS) of our company and US$412.2 million in cash in April 2015, acquisition of Anjuke.com Inc. for approximately five million new ordinary shares (two

Class A ordinary shares equivalent to one ADS) of our company and US$160.2 million in cash in March 2015 and investments in To8to for approximately US$33.7 million in March 2015, acquisition of Jiaxiao Yidiantong, a website that provides driving test information and services for US$22.8 million in April 2015 and investment in Edaijia for US$20.0 million in October 2014. We may invest in or acquire additional assets, products, technologies or businesses that are complementary to our existing business. Future investments, acquisitions and the subsequent integration of new assets and businesses into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. Invested or acquired assets or businesses may not generate the financial results we expect and may adversely affect our results of operations. Furthermore, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired businesses. Moreover, the costs of identifying and consummating acquisitions may be significant.

Furthermore, the legal requirements on acquisitions by us and our PRC subsidiaries are different from acquisitions by our consolidated affiliated entities. Most importantly, if we or our PRC subsidiaries acquire any domestic companies in China, such acquisition will be subject to PRC laws and regulations on foreign investment. We and our PRC subsidiaries are restricted or prohibited from directly acquiring interests in companies in certain industries under PRC laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Value-Added Telecommunication Services.” Our consolidated affiliated entities are not subject to PRC laws and regulations on foreign investment and may acquire PRC companies operating in industries where foreign investments are restricted or prohibited. However, there are uncertainties with respect to the interpretation and application of PRC laws and regulations regarding indirect foreign investments in such industries. See “— Risks Related to Our Corporate Structure and Restrictions on Our Industry — Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our website.”

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

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the PRC internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our website. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, partners and others to protect our proprietary rights. As of March 31, 2015, we have registered 31 domain names that are material to our business, including www.58.com, www.58.com.cn, anjuke.cn and anjuke.com, and 65 trademarks in China. As the registrant of the trademarks, Beijing 58 has an exclusive right to use such trademarks in China for the goods or services under the trademark categories that it has registered. Beijing 58 also enjoys the exclusive right to use the domain names that it has registered. However, trademarks may also be invalidated, circumvented or challenged. For example, under PRC law, certain graphics may not be registered as a trademark and if a registered trademark is found to violate such prohibition, the relevant authority can invalidate the trademark; third parties may challenge such registered trademarks and apply to the authority for invalidation. In addition, if a registered trademark is identical or similar to a well-known trademark or prejudices the existing right obtained by others, it may be invalidated by the relevant authority upon request by the right holder. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright or personal rights infringement. In such cases, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our website. Pursuant to the user agreement, a user makes certain representations and warranties relating to the user generated content on our website. See “Item 4. Information on the Company — B. Business Overview — Content Management and Monitoring.” However, we have been and in the future may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our website. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to the enforcement mechanism of PRC legal system, which may not be effective. Our data security team also screens our website to eliminate content that we believe may infringe copyrights. Although our internal policy, terms of our user agreements and the screening system are designed to help limit the occurrences and impact of infringing activities, they may not be effective in eliminating such occurrences or dissemination of infringing materials on our website.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. For example, in June 2014 and April 2015, we issued 36,805,000 ordinary shares at the equivalent of US$20 per ordinary share and 15,384,616 ordinary shares at the equivalent of US$26 per ordinary share, respectively, to a holding vehicle of Tencent Holdings Limited, or Tencent. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

Our independent registered public accounting firm conducted an audit of the effectiveness of our internal control over financial reporting as of December 31, 2014. Our management also assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. We and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weakness identified related to the lack of sufficient accounting personnel to perform the reconciliation controls over advertising expenses related accounts.

Although we have taken measures and plan to continue to take measures to remedy these deficiencies, the implementation of these measures may not fully address these deficiencies in our internal control over financial reporting, and we cannot conclude that they have been fully remedied. Our failure to correct these control deficiencies or our failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

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

We adopted an employee stock option plan in 2010, or the 2010 Plan, and a share incentive plan in 2013, or the 2013 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2010 Plan, we are permitted to issue options to purchase up to 20,173,225 ordinary shares. Under the 2013 Plan, we are authorized to grant options, restricted shares, restricted share units or other awards to purchase up to 12,445,628 or more ordinary shares as of April 20, 2015, including the automatic increase of 2,645,628 ordinary shares pursuant to the terms of the 2013 Plan and a recent increase of 7,000,000 ordinary shares in connection with our investment in Ganji. As of March 31, 2015, restricted share units and options to purchase 2,328,823 ordinary shares were issued and outstanding under the 2013 Plan, and 5,668,318 options to purchase 5,668,318 ordinary shares were issued and outstanding under the 2010 Plan. 58 Daojia Inc., or 58 Daojia, a wholly owned subsidiary of ours, adopted a share incentive plan in 2015 and granted options and restricted shares under that plan to certain of our employees. See “Item 6. Directors, Senior Management and Employees — B. Compensation.” We may grant substantial additional share-based awards in connection with our acquisition of or investment in Ganji and other companies. As a result of these grants and potential future grants, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of share-based compensation expenses is based on the fair value of the share-based awards. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statement of comprehensive income/(loss) in accordance with U.S. GAAP. The expenses associated with share-based compensation will increase our net loss or decrease our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

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

In September 2014, we have entered into an agreement to purchase approximately 45,000 square meters of office space in Chaoyang District, Beijing, which will be used for our company’s new corporate headquarters. However, approximately 37% of the total new office space will not be ready for occupancy until October 2015, and the remaining space will not be ready for occupancy until July 2016. As a result, all of our offices and data centers are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. We compete with other businesses for premises at certain locations or of desirable sizes and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

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

We are a Cayman Islands company and our PRC subsidiary, Wanglin, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Wanglin, Beijing 58 and Beijing 58’s shareholders. As a result of these contractual arrangements, we exert control over our Beijing 58 and its subsidiaries and consolidate their operating results in our financial statements under U.S. GAAP. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company — A. History and Development of the Company.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, the contractual arrangements among Wanglin, Beijing 58 and its shareholders, and, except as otherwise disclosed in this annual report, our business operations, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. In particular, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on PRC Foreign Investment” and “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

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

These contractual arrangements are governed by PRC law and provide for dispute resolution through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under PRC law, if parties to a contract have agreed to resolve disputes arising from the contract by arbitration, a PRC court will not accept a lawsuit initiated at the court by any contract party, unless the agreement for arbitration is invalid. An arbitration award issued by the arbitration commission chosen in accordance with the agreement is final, binding and enforceable against the parties. If any party fails to comply with the arbitration award, the other party has the right to apply with a competent court for enforcement. However, the legal environment in China is not as developed as other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert effective control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected. In addition, a PRC court or arbitration tribunal may refuse to enforce the contractual arrangements on the grounds that they are designed to circumvent PRC foreign investment restrictions and therefore are against PRC public policy.

If we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

The shareholders of our consolidated affiliated entities have potential conflicts of interest with us, which may adversely affect our business.

Mr. Jinbo Yao is the founder, chairman and chief executive officer of our company, having beneficial ownership of 14.02% of the total outstanding shares of our company as of April 20, 2015. See “Item 7. Major Shareholders and Related Party Transactions.” He is also the sole director, an executive officer and a shareholder of Beijing 58, our consolidated affiliated entity, holding 37.8% equity interest in the entity. In addition, Mr. Yao is the sole director and a 16.7% shareholder of Beijing Wanglintong Information Technology Co., Ltd., an entity that holds 13.4% equity interest in Beijing 58. Conflicts of interest between his duties to our company, his duties to Beijing 58 and his interests as a major shareholder of Beijing 58 may arise. We cannot assure you that he will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in our favor. Furthermore, in the context of Mr. Yao’s acting as the director and an executive officer of Beijing 58, PRC law would not require him to consider our company’s best interests. We rely on Mr. Yao to abide by the laws of China, which provide that directors and executive officers owe duty of loyalty and duty of care to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of Cayman Islands which provide that directors owe a duty of care and duty of loyalty to the company. The respective legal framework of China and the Cayman Islands does not provide guidance in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and directors or executive officers of Beijing 58 should one arise, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. In addition, Mr. Yao could violate his non-competition or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

We may be adversely affected by the complexity, uncertainties and changes in China regulation of internet business and companies.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. See “Item 4. Information on the Company — B. Business Overview — Regulation.” These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Our consolidated affiliated entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the ICP license with electronic bulletin boards service, the Surveying and Mapping Qualification Certificate for internet mapping and the Employment Agency License. For example, Shanghai Ruijia Information Technology Co., Ltd., or Shanghai Ruijia, a consolidated affiliated entity of Anjuke, which we recently acquired, may be required to add the provision of BBS services to its ICP license and it has yet to complete its application for a Surveying and Mapping Qualification Certificate.

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

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see “Item 4. Information on the Company —  B. Business Overview — Regulation — Regulations on Value-Added Telecommunication Services” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Information Security and Censorship.” We have a team within our data security department which implements internal procedures to review the content in our system for compliance with applicable laws and regulations, aided by a program designed to periodically sweep our website and the data being conveyed in our system for sensitive keywords or questionable materials. In spite of this screening system, we may have difficulty identifying and removing all illegal content or transactions involving illegal sales of goods and services, which could expose us to the penalties described above.

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

Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce solicited comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “foreign investors” refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “catalogue of special administrative measures,” which is classified into the “catalogue of prohibitions” and “the catalogue of restrictions”, to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. However, unless the underlying business of the FIE falls within the catalogue of restrictions, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “— Risks Related to Our Corporate Structure and Restrictions on Our Industry” and “Item 4. Information on the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered as illegal.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Besides, the draft Foreign Investment Law has not taken a position on what actions shall be taken with respect to the existing companies with a VIE structure, whether or not these companies are controlled by Chinese parties, while the Ministry of Commerce solicited comments from the public on this point. Moreover, it is uncertain whether the value-added telecommunications services, in which our variable interest entities operate, will be subject to the foreign investment restrictions or prohibitions set forth in the “negative list” to be issued. If the enacted version of the Foreign Investment Law and the final “negative list” mandate further actions, such as Ministry of Commerce market entry clearance, to be completed by companies with existing VIE structure like us, we face uncertainties as to whether such clearance can be timely obtained, or at all.

The draft Foreign Investment Law, if enacted as proposed, may also materially impact our corporate governance practice and increase our compliance costs. For instance, the draft Foreign Investment Law imposes stringent ad hoc and periodic information reporting requirements on foreign investors and the applicable FIEs. Aside from investment implementation report required at each investment and investment amendment reports, which shall be submitted upon alteration of investment specifics, it is mandatory for entities established by foreign investors to submit an annual report, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

Under the EIT Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 and amended in January 2014 by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

According to SAT Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, may be subject to PRC enterprise income tax, if the indirect transfer is considered to be an abusive use of company structure without reasonable commercial purposes. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. In addition, the PRC “resident enterprise” is supposed to provide necessary assistance to support the enforcement of SAT Circular 698.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or Public Notice 7. Public Notice 7 has introduced a new tax regime that is significantly different from that under Circular 698. Public Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. In addition, Public Notice 7 provides clearer criteria than Circular 698 on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. Public Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or being taxed if our company and other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company and other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

PRC regulations establish complex procedures for some acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 that are commonly referred to as the M&A Rules. See “Item 4. Information on the Company — B. Business Overview —  Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations, including those required under the SAFE Circular 37, from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration. If a PRC resident fails to make the required SAFE registration with the local SAFE branches, the PRC subsidiaries of such offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Employee Stock Option Plans.” We and our PRC employees who have been granted share options and restricted shares are subject to these regulations. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our securities offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our securities offerings, are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from our securities offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. As of December 31, 2014, the difference between total amount of investment and registered capital is US$50 million for Wanglin and US$113.3 million for 58 Technology, respectively. Our capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into Renminbi by restricting how the converted Renminbi may be used. SAFE Circular 142 provides that the Renminbi capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable government authority and unless otherwise provided by law, such Renminbi capital may not be used for equity investments in China. Furthermore, SAFE promulgated a SAFE Circular 45 in November 2011, which, among other things, restricts a foreign-invested enterprise from using Renminbi converted from its registered capital to provide entrusted loans or repay loans between non-financial enterprises. On March 30, 2015, the SAFE promulgated SAFE Circular 19, which will take effective and replace SAFE Circular 142 from June 1, 2015. Although SAFE circular 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans for inter-company Renminbi loans. The business scopes of Wanglin and 58 Technology include research and development of online classified information technology and software systems, transfer of proprietary technologies, information technology consulting, technical services, computer technology training, marketing, sales and promotional services, enterprise management services, business consultation and personnel management services. Each of Wanglin and 58 Technology may only use Renminbi converted from foreign exchange capital contribution for activities within its approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these circulars and rules could result in severe monetary or other penalties. If we convert the net proceeds we receive from our securities offerings into Renminbi pursuant to the applicable laws and regulations, our use of Renminbi funds for general corporate purposes will be within the business scope of our PRC subsidiaries.

PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated affiliated entities.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, any loans from our Cayman Islands holding company or other offshore entities to PRC domestic company shall obtain certain approvals from local SAFE and complete record-filling procedures with local SAFE on an item-by-item basis. Therefore, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our securities offerings to extend loans to Beijing 58, our consolidated affiliated entity, or its subsidiaries, each of which is a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular 142 and SAFE Circular 45 and SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries, Wanglin and 58 Technology, may be unable to use the Renminbi converted from their registered capital to provide loans or financial support to our consolidated affiliated entities. We currently do not plan to use the proceeds from our securities offering to fund the operations of Beijing 58, our consolidated affiliated entity, and its subsidiaries. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans or other forms of financial support to consolidated affiliated entities. We will assess the working capital requirements of our consolidated affiliated entities on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our consolidated affiliated entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of this annual report, our PRC subsidiaries have been in accumulated loss and did not pay dividends to us. Further, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. As of December 31, 2014, the registered capital of our PRC subsidiaries, namely Wanglin and 58 Technology, was US$250 million and US$56.68 million, respectively. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

The EIT Law and its implementing rules have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China. The EIT Law and its implementing rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Beijing 58, one of our consolidated affiliated entities, obtained its HNTE certificate in May 2009 and renewed its HNTE certificate in May 2012 with a valid period of three years. Wanglin, one of our PRC subsidiaries, obtained its HNTE certificate in November 2012, which is valid for three years. Therefore, Beijing 58 and Wanglin are eligible to enjoy a preferential tax rate of 15% until the end of 2014 when they have taxable income under the EIT Law, as long as they maintain the HNTE qualification and obtain approval from the relevant tax authority. Beijing 58 submitted its HNTE status renewal application in mid-April 2015 and Wanglin will submit its HNTE status renewal application by the end of May 2015. Both companies are expected to complete the approval process within three months thereafter. If Beijing 58 or Wanglin fails to maintain its HNTE qualification or renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

Substantially all of our revenues and expenditures are denominated in Renminbi. As the functional currency for our PRC subsidiaries and consolidated affiliated entities is Renminbi, fluctuations in the exchange rate may cause us to incur foreign exchange losses on any foreign currency holdings they may have. In addition, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us.

The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the PRC political and economic conditions and the PRC foreign exchange policies. Renminbi appreciated against the U.S. dollar after the PRC government changed its decade-old policy of pegging the value of Renminbi to the U.S. dollar in 2012. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in Renminbi exchange rates and achieve policy goals. Since June 2010, the Renminbi has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the Renminbi. It is difficult to predict how long the current situation may last and when and how the relationship between the Renminbi and the U.S. dollar may change again.

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

Companies operating in China are required to participate in social insurance and housing fund plans. We have not fully contributed to such plans as required by applicable PRC regulations. As of December 31, 2014, with regards to the outstanding contributions, including historical underpayments to such plans, we made a provision of RMB41.1 million (US$6.6 million), which is reflected in our audited financial statements included in this annual report. While we believe this provision is adequate, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines.

Registered pubic accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board, or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards applicable to auditors. Our independent registered public accounting firm is located in, and organized under the laws of the Peoples’ Republic of China, or the PRC, which is a jurisdiction where the PCAOB, notwithstanding the requirements of U.S. law, is currently unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from fully evaluating audits and quality control procedures of any auditors operating in China, including our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our common stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

If additional remedial measures are imposed on the Big Four PRC-based accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC, we could unable to timely file future financial statements in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, censuring that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The decision is not effective unless and until it is endorsed by the SEC. On February 12, 2014, the four PRC-based accounting firms appealed to the SEC against this sanction. On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and the CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our common stock from NYSE or the termination of the registration of our common stock under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

Risks Related to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on October 31, 2013, the trading price of our ADSs has ranged from US$17.00 to US$83.71 per ADS, and the last reported trading price on April 28, 2015 was US$77.70 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the United States. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of April 20, 2015, holders of our Class B ordinary shares collectively owned approximately 23.19% of our outstanding ordinary shares, representing 75.12% of our total voting power. As of April 20, 2015, our founder, chairman and chief executive officer, Mr. Jinbo Yao and Tencent beneficially own an aggregate of 40.37% of our outstanding shares.

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

We may be classified as a passive foreign investment company for United States federal income tax purposes, which could result in adverse United States federal income tax consequences to United States investors in the ADSs or Class A ordinary shares.

Depending upon the value of our assets, which may be determined based, in part, on the market value of our Class A ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2014 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat Beijing 58 as being owned by us for United States federal income tax purposes, because we control its management decisions and we are entitled to substantially all of the economic benefits associated with it, and, as a result, we consolidate its results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending December 31, 2015 and for subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for our taxable year ending December 31, 2015 or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information —  E. Taxation — United States Federal Income Tax Considerations” and “Item 10. Additional Information —  E. Taxation — United States Federal Income Tax Considerations — General”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or Class A ordinary shares if we are or become treated as a PFIC.

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

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC are less extensive and less timely as compared to that required to be filed with the SEC by United States domestic issuers. As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. Among other things, Section 303A.08 of the NYSE Listed Company Manual requires shareholder approval of material revisions to equity-compensation plans and Section 312.03(c) of the NYSE Listed Company Manual requires shareholder approval of new share issuances above the 20% threshold specified therein. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. We have elected to follow the Cayman Islands practices with respect to the amendment of our 2013 share incentive plan to increase the total number of ordinary shares that may be issued pursuant to awards granted under the plan. In addition, we have also elected to follow the Cayman Islands practices with respect to the issuance of new ordinary shares above the 20% threshold as specified in Section 312.03(c).

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

On October 31, 2013, our ADSs commenced trading on the New York Stock Exchange under the symbol “WUBA.” We completed our initial public offering on November 5, 2013, and raised approximately US$200.0 million in net proceeds after deducting underwriter commissions from the initial public offering of 12,650,000 ADSs, representing 25,300,000 Class A ordinary shares, at the price of US$17.0 per ADS. Concurrently with our initial public offering, we also raised US$15.0 million from DCM Hybrid RMB Fund, L.P., a fund affiliated with DCM V, L.P., our existing shareholder, by private placement of 1,764,706 Class A ordinary shares at a price of US$8.5 per share. As a result of our initial public offering and the concurrent private placement, we raised an aggregate of approximately US$215.0 million in net proceeds.

On April 2, 2014, we completed a follow-on public offering of ADSs by us and certain selling shareholders. Through the follow-on offering we issued and sold 2,000,000 ADSs and the selling shareholders sold an aggregate of 4,900,000 ADSs at the price of US$38.00 per ADS. The net proceeds received by us, after deducting underwriting commissions, amounted to approximately US$73.0 million. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

In June 2014, Tencent invested US$736.1 million in our company and acquired 36,805,000 Class A and Class B ordinary shares, approximately 19.9% equity interest in 58.com Inc. on a fully-diluted basis at a purchase price of US$20.0 per ordinary share, corresponding to US$40.0 per ADS. We applied part of the proceeds from this transaction to repurchase 27,603,750 ordinary shares of our company from certain pre-IPO shareholders.

In March 2015, we acquired Anjuke, a major online real estate listing platform in China, through the purchase of 100% equity interest in Anjuke Inc., an exempted company incorporated under the laws of the Cayman Islands, for a combination of share consideration and cash, including approximately five million newly issued ordinary shares of our company and US$160.2 million in cash.

In April 2015, we acquired approximately 43.2% fully diluted equity stake in Falcon View Technology Limited, or Ganji, the holding company of the PRC entities operating Ganji.com, a major online local services marketplace platform in China, for a combination of share consideration and cash, including approximately 34 million newly issued ordinary shares of our company and US$412.2 million in cash.

Concurrent with our aforementioned acquisition of a strategic stake in Ganji and incremental to its then existing share ownership of our company, Tencent purchased additional newly issued ordinary shares from us for approximately US$400 million at a purchase price of US$26 per ordinary share, equivalent to US$52 per ADS.

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

Our online marketplace contains local information in approximately 395 cities, across diverse content categories, including housing, jobs, used goods, automotive, pets, tickets, yellow pages and other local services. We conduct automatic and manual screening using proprietary technology and processes to ensure relevance and accuracy of the information on our online marketplace. To further increase the quality of information and enhance user experience, we leverage our years of experience and continue to develop processes and features to certify local merchants, encourage user reviews, collect and respond to customer feedback through our customer service team and provide designed templates to local merchants to make listings more informative and effective. In January 2015, the aggregate monthly unique visitors of our PC and mobile platforms approached 300 million for the first time since our inception.

Our online marketplace also provides merchants with an affordable and effective marketing channel to reach a broad and targeted local consumer base. Our sales and customer service team stay in regular contact with our customers to help them use our online marketing services to achieve optimal marketing effectiveness. Our well-recognized brand, “58.com,” further helps local merchants to attract consumers in China. As a result, we had more than seven million active local merchants on our marketplace in 2014 and approximately 605,000 subscription based paying merchant members in the fourth quarter of 2014.

Our business model is highly compatible with mobile internet. Our listing-based content is easy to display through mobile devices. Our location-based services and other mobile functionalities significantly increase user engagement. We have launched a separate merchant mobile application to increase consumer-merchant communication and enhance the ability of merchants to manage content and attract consumers. In 2014, 58.4% of our total page views were on mobile applications.

In the second half of 2014 we launched separate mobile applications for 58 Home services. These applications directly match consumers and individual services providers for local services categories such as house cleaning, moving and manicure services. Reservations, payment and reviews, among things, can be done on the mobile applications. The new 58 Home services significantly increase the efficiency of matching local services supply and demand and help raise the quality of these services provided in China. Our platform is still in an early stage and we plan to roll out 58 Home services to more cities and categories in 2015.

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

Our revenues were US$87.1 million, US$145.7 million and US$265.0 million in 2012, 2013 and 2014, respectively. We incurred net loss of US$30.4 million in 2012, and we had a net income of US$19.6 million and US$22.6 million in 2013 and 2014, respectively.

Our Users

Our users refer to all participants on our marketplace, including consumers and local merchants. Users may browse and search information on our online marketplace without the need to register an account with us. After completing a user registration process, a user can post information and use our communication tools and other services.

Our paying merchant members refer to the registered accounts through which our users have purchased our membership services. Users who have purchased our membership are entitled to additional services and benefits after paying membership fees to us. See also “— Service Offerings — Membership.” Our online marketing customers refer to users who have purchased our various online marketing services to enhance their marketing effectiveness. Our paying merchant members can also purchase online marketing services in addition to membership subscriptions. Online marketing customers also include third-party internet companies who collaborate with us on performance-based online marketing services for their own advertisers.

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

Key features of the main content categories are summarized as follows:

•	Jobs. This currently covers a wide range of job categories such as sales people, skilled workers, food and beverage staff, delivery staff, and homecare and cleaning staff. Employers can search and review resumes on our database. In addition, our content category contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process.
•	Housing. This is sorted into sub-groups of residential leasing and sub-leasing, secondary property sale, office space leasing, retail space leasing and factory and other industrial real estate leasing. The newly acquired Anjuke’s platforms also contain primary properties information other than secondary, leasing and commercial real estate categories. We differentiate listings uploaded by individuals from those by real estate agents. Our tools protect private contact information for individual users who prefer being contacted by individuals instead of real estate agents. We further facilitate users’ decision making by providing property pricing index, generated from our listing database, for different areas and property categories. Our PC and mobile applications enable real estate agents to conveniently upload, manage their listings, communicate with consumers and monitor marketing effectiveness.
•	Used goods. This covers a wide selection of used consumer products such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, office furniture, books, artworks, sporting goods, musical instruments and other used goods. Users can also find barter trade deals from our used goods directory. In addition to information exchange, we also facilitate online transactions, and partner with third-party payment providers to allow guaranteed online payment.

•	Automotive. This includes listings of used cars, car leasing, driving school services, automotive repair and maintenance services, and other car-related services. In addition to providing information, we liaise with qualified third party vendors to facilitate the used cars transaction process by providing services such as vehicle inspection, sales registration, and money-back quality guarantees.
•	Yellow pages. This business directory covers a variety of services, which include homecare and relocation, renovation, wedding, business services, travel, education, food, beauty, entertainment and franchise. In some relevant content categories, we facilitate commerce by providing online user review, reservation, transaction and payment tools. These functionalities further enhance user engagement and bring a higher level of convenience to users.
•	Pets. This includes listings for different types of pets for sale or adoption, such as dogs, cats, fish, birds and other small house pets. Pet lovers can also find various products and services related to pet care such as pet hospitals, pet food and pet wear.
•	Tickets. This includes ticket information for events such as concerts, movies, operas and plays, train and airplane tickets, as well as for amusement parks and other sightseeing and travel destinations.

Our Website and Mobile Applications

Our www.58.com website is organized to ensure a smooth user experience. Users typically enter one of the approximately 395 city websites by selecting the city of their interest. Users can further select a specific neighborhood within the city, leading users to information that is only relevant to the selected neighborhood. Within each city website, listings are grouped by content categories and subcategories. In each content category, we provide customized parameters to allow users to further filter their search queries.

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

The main classifieds mobile application content layout is intuitive and easy to use. Once users select a location and a main content category, they are presented with the listings results. Users can further narrow the search by selecting more detailed search parameters, customized for different content categories.

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

The 58 Home services mobile applications, which we launched in second half of 2014, currently contain content categories such as house cleaning services, moving services and manicure services. We focus on services that generally require service providers to go to consumer’s home to render the services. Users can easily book services through the application after identifying type of services needed, location and expected timing. Users can use a system recommended service provider or select service providers through browsing the services providers available and their rating and reviews from other consumers. When the services are rendered, users can pay online or cash in person. They can also pay in lump sum to become members which entitle them to better discounts for booking future services from the platform.

Apart from the user version of the 58 Home services application, we have also launched the merchant version of the 58 Home services application. It enables the services providers to receive and act on the incoming orders, communicate with the consumer users who booked with the systems, receive payments and track service remuneration.

These mobile applications simplify the process for users to find local services and enable them to make more informed decisions about selecting services providers. They also enable the services providers who were previously typically affiliated with offline service agencies to gain direct access to consumers and over time create a reputation through continuingly providing high quality services and accumulating good reviews. 58 Home services, by connecting increasingly more consumers and service providers, aim to become a more efficient platform in matching supply and demand for local services. Through making the booking, communication, payment process more transparent and conducting regular trainings to the services providers, 58 Home expect to help raise the quality standards of the local services and increase the satisfaction rate of consumers and service providers.

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

The following table sets forth the number of paying merchant members for the periods indicated.

	For the Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013	March 31, 2014	June 30, 2014	September 30, 2014	December 31, 2014
Paying Merchant Members(1) (in thousands)	142.8	171.9	203.8	227.9	248.8	297.7	352.9	392.9	441.0	510.3	560.1	604.5

(1)	We define paying merchant members as the registered accounts through which our users have purchased our membership subscriptions. The number of paying merchant members in a given period represents the paying merchant members whose membership subscriptions are in their service period at any point during such given period.

Our membership services package includes the following services:

•	Certification services. We require mandatory merchant certification for local merchants who intend to become our paying merchant members. We require membership applicants to provide us with copies of their business licenses and we check the authenticity of details included in the business licenses against those available in third-party databases, such as the publicly available database of local administration of industry and commerce. We have also developed various other certification processes and requirements that are specific to different content categories based on our years of experience. Each member that has passed the merchant certification process will be identified as a certified merchant on our marketplace. We had certified approximately 2.8 million local merchants up to December 31, 2014. We may downgrade or upgrade a member’s trust rating based on the member’s prior activities on our online marketplace, the screening results and user feedback pursuant to our internal policy.
•	Online storefront. Paying merchant members can set up online storefronts by utilizing 370 standard website templates that we have developed in-house and that can be customized for different service sectors. A member may include a brief company profile containing the member’s contact information and a virtual showroom of the member’s products and services. The online storefront also includes online reservation, transaction and payment functions.

•	Preferential listing benefits. Paying merchant members’ listings and online storefronts have priority placement in the listings and search results over those of our non-member registered users. In addition, paying merchant members can designate time intervals throughout a day to refresh their listings up to a pre-set number of times a day without additional fees. Other benefits include higher daily quota to upload listings, higher discounts to purchase other online marketing services, dedicated telephone numbers through which users can contact merchants for customer services and statistical reports to track marketing effectiveness and participation opportunity in our marketing events.
•	Customer service. We provide our paying merchant members with a dedicated and experienced customer support team that attends to their inquiries, assist them with setting up their online storefronts, and follow up with them to help optimize their listings and marketing effectiveness. In addition to general customer service, we also provide industry specific online marketing know-how to help merchants maximize their market effectiveness.
•	Account management system. We have developed a comprehensive account management system, which serves as a one-stop shop for our paying merchant members. Our account management system allows paying merchant members to conduct various activities, including managing listings, tracking and evaluating the marketing effectiveness of listings, managing business operations, and purchasing our online marketing services, via a user-friendly interface. Our account management webpage is tailored in design and functions for the varying needs and requirements of our paying merchant members in different sectors. We have also developed a mobile merchant application, through which our paying merchant members are provided with access to the same information and services on mobile devices as on PCs. In addition to enabling listings with increased relevance of information through location-based services, the mobile application also allows merchants to communicate in real-time with users.

Membership revenues from customers are mostly collected by our field sales teams, while customers can also opt to request and subscribe to memberships through our online interface.

Online Marketing Services

Our online marketing services primarily include listing services, such as real-time bidding and priority listing, and marketing services through collaboration with third party internet companies in China. On average, approximately 27.3% of our quarterly paying merchant members purchased our online marketing services in 2014.

Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a daily or CPC basis. We have developed a user-friendly bidding system, through which merchants can create text- and graphic-based descriptions for their listings and bid on the placements of their listings for the following day. We provide reference bidding prices which are based on metrics, such as traffic, number of clicks generated by precedent placements and the previous day’s prices. We launched our real-time bidding services in selected categories and locations in the first quarter of 2013. We believe our real-time bidding services enable us to generate much higher revenues than we otherwise could with the same amount of listing space by attracting more customers and increasing the average spending per customer. Approximately 18.3% of our quarterly paying merchant members purchased our real-time bidding services in 2014.

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

Technology

We have made significant investments in different technologies to ensure superior user experience and information quality. As of December 31, 2014, we had a team of 1,354 highly skilled product development personnel and engineers with expertise in a broad range of technical areas. We have built strong capabilities in real-time search, anti-fraud protection, information quality assurance, large-scale systems, scalable infrastructure, real-time bidding technology and mobile technologies.

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

Mobile Technologies

Page views from mobile applications represented 58.4% of total page views in 2014. We use native web development capabilities to ensure our applications can be upgraded rapidly and third-party applications can be integrated onto our mobile platform in a flexible and efficient manner.

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

We encourage merchants to further increase their credibility by going through our merchant certification procedure which is mandatory for our paying merchant members. We had certified approximately 2.8 million local merchants up to December 31, 2014. The increased quality of our merchant network increases the quality of information on our marketplace. We have rolled out a consumer protection program, which contains various measures to help improve information credibility and promote safer online transactions.

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

As of December 31, 2014, we established branches in 27 major cities and employed a sales team of 6,337 employees primarily through Beijing 58, our consolidated affiliated entity. In 2014, we focused on increasing the efficiency of our sales team and our headcount level remained relatively stable. Our field sales team has contributed to the revenue growth of our membership services and online marketing services.

The compensation package for our sales team includes incentives based on the revenues they achieve. We provide regular in-house and external education and training to our sales team to help them provide merchants with comprehensive information about our services and the advantages of using our online marketplace.

The majority of our revenues are generated from our field sales team. In cities other than the 27 cities covered by our field sales team, we also utilize sales agencies to grow our business. As of December 31, 2014, we had over 270 sales agencies, which were engaged by Wanglin, our PRC subsidiary.

Customer Service

General user service.  We have dedicated teams who are committed to address general users’ queries within 24 hours through online messages or emails. In addition, we closely monitor user feedback from various other channels, such as popular social network services platforms and promptly elevate issues internally and respond to valuable user feedback we collect.

Member service.  For our paying merchant members, we have a dedicated customer service center in Tianjin, China, staffed with over about 1,000 customer service personnel, who support our paying merchant members through our paying merchant members-only toll-free phone number and other online communication channels. Our dedicated customer service team is well trained on our membership services functionalities and online marketing services offerings. They help paying merchant members to analyze the performance of their listings, such as the unique visitors and page views of their online storefronts.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. We hold five patents and have applied for the registration of 78 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2015, we have registered 102 computer software copyrights and 29 artwork copyrights in China. In addition, we have registered 31 domain names that are material to our business, including www.58.com, www.58.com.cn, www.anjuke.com and www.anjuke.cn, and 65 trademarks, including  ,  and  , in China.

Competition

Our competitors in the online marketing space include smaller or regional online classifieds websites as well as industry- or content-specific vertical websites, whose information serve the same underlying industries as certain content categories of our online marketplace. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily with our user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities. In some cases, we partner with other internet companies to provide better user experiences and achieve win-win collaborations.

Regulation

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the internet sector. The PRC State Council, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce, or the SAIC, the State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, internet-related services and e-commerce. However, the PRC telecommunications industry and internet-related industry are at an early stage of development. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, internet-related services and e-commerce. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Licenses for Value-Added Telecommunication Services

The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in China. The most updated version of the Catalogue, which was promulgated in 2015, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, commercial internet information services operators must obtain an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within China. Beijing 58, our consolidated affiliated entity, obtained an ICP License issued by Beijing Administration of Telecommunication in May 2006, which was renewed in May 2011 and will expire in May 2016.

The Internet Electronic Bulletin Service Administrative Measures promulgated by the MIIT in November 2000, require internet information services operators to obtain specific approvals before providing BBS services, which include electronic bulletin boards, electronic forums, message boards and chat rooms. In July 2010, the requirement of BBS approval was terminated by a decision issued by the PRC State Council. However, in practice the relevant authorities still require the relevant operating companies to obtain such approval for the operation of BBS services. Beijing 58 obtained an approval for providing BBS services issued by Beijing Administration of Telecommunication on May 23, 2006 and an ICP License with electronic bulletin boards service in its service scope issued by Beijing Administration of Telecommunication on May 5, 2011. The consolidated affiliated entity of Anjuke, Shanghai Ruijia Information Technology Co., Ltd., or Shanghai Ruijia, which we acquired recently, has not added electronic bulletin boards service in its service scope in the ICP License.

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

In light of the aforesaid restrictions, we rely on Beijing 58, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangement, please refer to “— C. Organizational Structure.” To comply with these PRC regulations, we operate our website and value-added telecommunications services through Beijing 58. Beijing 58 holds an ICP license and owns all domain names used in our value-added telecommunications businesses. Beijing 58, together with its subsidiaries, is also the owner of all registered trademarks which are used in our value-added telecommunications businesses and is the applicant of all registered trademark applications we are currently making.

Regulations on Information Security and Censorship

The PRC government regulates and restricts internet content in China to protect state security and ensure the legality of the internet content. The National People’s Congress, the PRC national legislative body, enacted a law in December 2000, as subsequently amended, among other things, makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. Pursuant to the Administrative Measures on Internet Information Services and other applicable laws, internet content providers and internet publishers are prohibited from posting or displaying over the internet content which violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Internet service providers are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the MIIT has published regulations that subject ICP operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing.

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

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to internet mapping services issued by the National Administration of Surveying, Mapping and Geo information (formerly known as the State Bureau of Surveying and Mapping), maps transmitted through internet are internet maps. To provide internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the number of technical personnel and map security verification personnel, security facilities, and approval from relevant provincial or municipal surveying and mapping bureau on security system, qualification management and filing management. Internet maps must be approved by relevant government authority before they can be publicized on internet. Further, the State Bureau of Surveying and Mapping and other seven PRC government authorities jointly issued a notice in 2008, to investigate and punish the illegal and non-compliance activities with respect to the internet mapping services or geography information services. We currently provide location information in housing directory by using maps provided by a third party internet map operator, which may be deemed as one type of internet mapping services. Our consolidated affiliated entity, Beijing 58, obtained a Surveying and Mapping Qualification Certificate for internet map search and location services in May 2012, which was renewed in January 2015 and will expire in December 2019. The consolidated affiliated entity of Anjuke, Shanghai Ruijia, which we acquired recently, is in the process of applying for the Surveying and Mapping Qualification Certificate.

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

Regulations on E-commerce

The PRC e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating e-commerce business. In December 2007, the Standing Committee of Beijing Municipal People’s Congress adopted the Beijing Municipal Regulations on Promotion of Informatization, which provide that any individual or enterprise that conducts business operations through the internet must obtain a business license and/or other necessary licenses prior to operation. The operator of an online marketplace is responsible for checking such individuals’ or enterprises’ licenses. In July 2008, the Beijing AIC promulgated certain rules for implementing the above-mentioned regulation. Pursuant to these rules, any individual or enterprise failing to obtain a business license may be prohibited from doing business on an e-commerce marketplace operating in Beijing, and violation of these rules may lead to penalties on either the individual/enterprise or the operator of the e-commerce marketplace. On January 26, 2014, the SAIC adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014 and repealed the Interim Measures for the Administration of Online Products Sales and Relevant Services previously issued by the SAIC in May 2010. Pursuant to the Online Trading Measures, enterprises or other operators that engage in online product sales and other services and have been registered with the SAIC or its local branch must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites; individuals that engage in online product sales and other services must submit actual identification information such as name and address to the operator of the e-commerce marketplace. The Online Trading Measures, however, allow individuals to engage in online product sales and other services without obtaining a business license. Under the Online Trading Measures, a consumer is entitled to return the products (other than customized products, fresh and perishable goods, audio or visual products, computer software and other digital products downloaded online or unpackaged by consumers, and newspapers and journals that have been delivered) within seven days from the date after receipt of the products without giving any reason. The online sellers must, within seven days upon receipt of the returned products, refund the prices paid by consumers for relevant products. In addition, sellers are prohibited from using contract terms or other means setting out provisions that are unfair or unreasonable to consumers such as those excluding or restricting consumers’ rights, reducing or exempting operators’ responsibilities, and increasing the consumers’ responsibilities, and are prohibited from forcing consumers to enter into transactions by using contract terms and technical means.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of March 31, 2015, we have registered 102 computer software copyrights in China.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002. The Trademark Office under the SAIC handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such another party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. As of March 31, 2015, we have registered 65 trademarks in China.

Regulations on Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. As of March 31, 2015, we hold five patents and have applied for the registration of 78 other patents, all of which are in the process of examination by the State Intellectual Property Office.

Tort Liability Law

In accordance with the Tort Liability Law, internet users and internet service providers bear tortious liabilities in the event they infringe other persons’ rights and interests through the internet. Where an internet user conducts tortious acts through internet services, the infringed person has the right to request the internet service provider to take necessary actions such as deleting contents, screening and delinking. The internet service provider, failing to take necessary actions after being informed, will be subject to joint and several liabilities with the internet user with regard to the additional damages incurred. If an internet service provider knows an internet user is infringing other persons’ rights and interests through its internet service but fails to take necessary action, it shall be jointly and severally liable with the internet user. We have internal policy designed to reduce the likelihood that user content may be used without proper licenses or third-party consents. When we are approached and requested to remove content uploaded by users on the grounds of infringement, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. However, such policy may not be effective in preventing the unauthorized listing of copyrighted materials or materials infringing other rights of third parties. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may be held liable to third parties for information or content displayed on, retrieved from or linked to our website, or distributed to website users, which could harm our reputation and business.”

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May, 2013 SAFE promulgated SAFE Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration. We generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our consolidated affiliated entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion, by a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. In addition, SAFE strengthened its oversight of the flow and use of the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies. The use of such Renminbi capital may not be changed without SAFE’s approval, and may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. On July 4, 2014, the SAFE promulgated the SAFE Circular 36 regarding the pilot administration on the settlement of the foreign currency-denominated capital of foreign-invested enterprises in certain designated areas from August 4, 2014. SAFE Circular 36 allows enterprises established within those designated areas to use the Renminibi converted from their foreign currency-denominated capital for equity investments in the PRC. On March 30, 2015, the SAFE promulgated SAFE Circular 19, which will take effective and replace SAFE Circular 142 and SAFE Circular 36 from June 1, 2015. Although SAFE Circular 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. Violations of these circulars and rules will result in severe penalties, such as heavy fines. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of our securities offerings to provide financial support to our consolidated variable interest entitles in China through our PRC subsidiaries.

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law, as amended in October 2000, and the Implementation Rules of the Foreign-invested Enterprise Law, as amended in April 2001 and in February 2014. Pursuant to these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

Regulations on Offshore Financing

Pursuant to a SAFE Circular 37 issued by SAFE in July 2014, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC entities, to establish or control an offshore company for the purposes of overseas investment or financing with legitimate assets or equity interests in an onshore enterprise or offshore assets or interests located in China. The PRC residents are also required to amend the registration or filing with the local SAFE branch any material change in the offshore company, such as any change of basic information (including change of such PRC residents, name and operation term), increase or decreases in investment amount, transfers or exchanges of shares, or merger or divisions. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which will become effective on June 1, 2015. After SAFE Notice 13 becomes effective, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from the SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations, including those required under the SAFE Circular 37, from qualified banks. The qualified banks, under the supervision of the SAFE, will directly examine the applications and conduct the registration.

Failure to comply with the registration procedures set forth in the SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who directly or indirectly hold any shares in our company from time to time are required to register with SAFE in connection with their investments in us. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under the SAFE Circular 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under the SAFE Circular 37 and are in the process of amending certain applicable registrations with the local SAFE pursuant to the SAFE Circular 37. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.”

Regulations on Employee Stock Option Plans

In February 2012, SAFE promulgated the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such PRC residents.

We adopted an employee stock option plan in 2010 and a share incentive plan in 2013. Pursuant to these two plans, we may issue options, restricted shares, restricted share units or other type of awards to our qualified employees and directors and consultants on a regular basis. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that our PRC individual beneficiary owners and the share options holders can successfully register with SAFE in full compliance with the Stock Option Rules. The failure of our PRC individual beneficiary owners and the share options holders to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

PRC Enterprise Income Tax Law and Individual Income Tax Law

Under the EIT Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the EIT Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

The SAT Circular 82 issued by the SAT in April 2009 and amended in January 2014 provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to the SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in China. The SAT Bulletin 45, with effect from September 2011, provides more guidance on the implementation of the SAT Circular 82 and provides for procedures and administration details of determination on resident status and administration on post-determination matters. Although the SAT Circular 82 and the SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe 58.com Inc., CCNC BVI or CCIC HK meet all the criteria provided by the implementation rules, thus we do not believe 58.com Inc., CCNC BVI or CCIC HK is a PRC “resident enterprise.” If the PRC tax authorities determine that 58.com Inc., CCNC BVI or CCIC HK is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the EIT Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The EIT Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The SAT, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Beijing 58, our consolidated affiliated entity, renewed its “high and new technology enterprise” certificate in May 2012, which will be valid until May 2015. Wanglin, one of our PRC subsidiaries, obtained a “high and new technology enterprise” in November 2012, which will be valid until November 2015. Beijing 58 submitted its HNTE status renewal application in mid-April 2015 and Wanglin will submit its HNTE status renewal application by the end of May 2015. Both companies are expected to complete the approval process within three months thereafter. Both Beijing 58 and Wanglin will be eligible for a preferential tax rate of 15% when they have taxable income under the EIT Law, as long as they maintain their “high and new technology enterprise” status.

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin was determined as a software enterprise in July 2014. In April 2015, Wanglin submitted its application for preferential tax treatment for software enterprise and was informed by the tax authority that it was granted a two-year EIT exemption and a 50% reduction on its taxable income for the subsequent three years effective retroactively from January 1, 2014.

Regulation on PRC Business Tax and VAT

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Our PRC subsidiaries and consolidated affiliated entities were subject to business tax at the rate of 5% for the membership and online marketing services. Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, such Pilot Program has been expanded to other regions. VAT is or will be applicable at a rate of 6% in lieu of business tax for the membership and online marketing services rendered by our PRC subsidiaries and consolidated affiliated entities after the Pilot Program is being implemented in their respective region. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Most of the Company’s entities were subject to the VAT Pilot Program as of December 31, 2014. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. As such, the Group has adopted the net presentation of VAT.

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

We have entered into employment agreements with all of our full-time employees. We have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2014, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB41.1 million (US$6.6 million). While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations on PRC Foreign Investment

The Ministry of Commerce, published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. The Ministry of Commerce is currently soliciting comments on this draft and substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company should be treated as a foreign-invested enterprise, or an FIE. According to the definition set forth in the draft Foreign Investment Law, FIEs shall refer to enterprises established in China pursuant to PRC laws that are solely or partially invested by foreign investors. The draft Foreign Investment Law specifically provides that entities established in China (without direct foreign share ownership) but “controlled” by foreign investors, via contracts or trust, for example, will be treated as FIEs. Once an entity falls within the definition of FIE, it may be subject to foreign investment restrictions or prohibitions set forth in a “negative list” to be separately issued by the State Council later. If the underlying business of an FIE is subject to foreign investment restrictions, it needs to go through a market entry clearance process carried out by the Ministry of Commerce before the FIE can be established. If the underlying business of the FIE is subject to foreign investment prohibitions, it may not enter such business in China. However, an FIE, during the market entry clearance process, may apply in writing to be treated as a PRC domestic enterprise if its foreign investor(s) is/are “controlled” by PRC government authorities and its affiliates and/or PRC citizens. In this connection, “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding 50% of more of the voting rights of the subject entity; (ii) holding less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations.

The draft also emphasizes the security review requirements, whereby all foreign investments concerning national security must be reviewed and approved in accordance with the security review procedure. In addition, the draft imposes stringent ad hoc and periodic information reporting requirements on foreign investors and applicable FIEs. In addition to investment implementation reports and investment amendment reports, which are required for each investment and alteration of investment specifics, an annual report is mandatory, and large foreign investors meeting certain criteria are required to report on a quarterly basis. Any company found to be non-compliant with these information reporting obligations may potentially be subject to fines and/or administrative or criminal liabilities, and the persons directly responsible may be subject to criminal liabilities.

The draft is now open for public review and comments. It is still uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. When the Foreign Investment Law becomes effective, the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations, will be abolished.

C. Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Note:

(1)	Jinbo Yao, Lianqing Zhang, Jianbo Su, Beijing Wanglintong Information Technology Co., Ltd., hold 37.8%, 39.8%, 9.0% and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao and Jianbo Su are shareholders of our company. Lianqing Zhang is not affiliated to us. Jinbo Yao is the sole director and holds a 16.7% equity interest in Beijing Wanglintong which is jointly owned by Jinbo Yao, Xiaohua Chen, holding 15.92% equity interest, Jiandong Zhuang, holding 15.8% equity interest, and five other individuals who are employees or ex-employees of our company. Beijing Wanglintong, a PRC domestic company, does not have any business operations or assets other than its equity interest in Beijing 58. The registered business scope of Beijing Wanglintong includes technology promotional services, software development and computer technology training.
(2)	Inactive.
*	Beijing Tongchengtong Information Technology Co., Ltd. owns 2.7% of the equity interest in Chengshi Wangxun (Beijing) Information Technology Co., Ltd., which is inactive currently.

Prior to 2012, we conducted substantially all of our business operations through Beijing 58. Since 2012, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries, Wanglin and 58 Technology, to address risks related to the contractual arrangements discussed above and under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure and Restrictions on Our Industry.” Currently, we primarily use Wanglin and 58 Technology, rather than Beijing 58, to provide services to our customers, and we have transferred a significant portion of our personnel, including substantially all of our administrative and product development personnel, from Beijing 58 to Wanglin and 58 Technology. As of December 31, 2014, a majority of our assets were held by Wanglin and 58 Technology. Wanglin and 58 Technology collectively generated a majority of our revenues in 2014 and we currently expect that they will continue to generate a majority of our revenues going forward. We further expect Beijing 58’s business to be limited primarily to services that are legally required to be conducted through a PRC domestic entity.

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

Exclusive Business Cooperation Agreement.  Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In 2014, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payment of approximately US$0.4 million as of the date of this annual report.

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

In the opinion of our PRC counsel, Han Kun Law Offices, these contractual arrangements are valid, binding and enforceable under current PRC laws. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure and Restrictions on Our Industry.”

D. Property, Plants and Equipment

In September 2014, we entered into an agreement with Beijing Electronics Zone Investment and Development Co., Ltd., or BEZ, to purchase approximately 45,000 square meters of office space in Chaoyang District, Beijing, for RMB1,033.0 million (approximately US$166.5 million). The location will be used for our new corporate headquarters to accommodate our business expansion and increase in headcount. The first building, which accounts for approximately 37% of the total new office space, is expected to be ready for occupancy in October 2015. The remaining new office space is expected to be ready for occupancy in July 2016.

Our principal headquarter offices located on leased premises at Block E, The North American International Business Center comprise 7,939 square meters in Beijing, China and we have an additional 9,872 square meters leased office spaces in other locations in Beijing, China. We also maintain leased offices in 33 additional cities in China totaling 75,424 square meters. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. The leases typically have terms of one to five years, some of which are due to expire during 2015 or 2016.

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

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion and analysis may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” or in other parts of this annual report on Form 20-F.

A. Operating Results

Overview

We operate an online marketplace serving local merchants and consumers in China. Our online marketplace enables local merchants and consumers to connect, share information and conduct business.

We generate revenues primarily from memberships and online marketing services. Our average quarterly paying merchant members increased from approximately 187,000 in 2012 to approximately 323,000 in 2013 and further to approximately 529,000 in 2014. The average paying merchant members reached approximately 605,000 in the fourth quarter of 2014. Merchants that purchase memberships also comprise our target customer base for our online marketing services, which are typically not included in the basic membership.

Our revenues have experienced significant growth. Our revenues increased from US$87.1 million in 2012 to US$145.7 million in 2013 and further to US$265.0 million in 2014. The increase was primarily due to an increase in the number of our paying merchant members, which was driven by our deeper penetration into the existing and additional locations and increased monetization of major content categories. Meanwhile, our online marketing services revenues grow rapidly during these periods. In the three years ended December 31, 2014, our gross profit increased significantly while our gross margin improved in each period, primarily due to economies of scale as we expanded our business.

We have invested heavily in brand promotion and expansion of our field sales team, particularly in 2011 and 2014. Sales and marketing expenses, as a percentage of our revenues, have decreased significantly in 2013 and 2014. We have also invested in building a sizable and capable product development and engineering team. We believe our prior investments will contribute to value creation and significant operating leverage in the long term. In 2015, we expect to increase advertising expenses particularly to promote our mobile services and grow 58 Home services. We will continue to increase the size of our field sales and customer services teams who are helping to increasing our paying merchant members and better upsell online marketing services. We expect to continue to increase our investment in research and development for innovations and enhancement of our user experience of the platforms. We incurred net loss of US$30.4 million in 2012, we had a net income of US$19.6 million and US$22.6 million in 2013 and 2014, respectively.

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

PRC

Pursuant to the EIT Law, which became effective on January 1, 2008, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, HNTEs will enjoy a preferential enterprise income tax rate of 15% under the EIT Law. Beijing 58, our consolidated affiliated entity, and Wanglin, one of our PRC subsidiaries, qualified as HNTE under the EIT Law, are eligible for a preferential enterprise income tax rate of 15% for the period from 2012 to 2014, so long as they obtain approval from relevant tax authority if they are profitable during the period. Beijing 58 submitted its HNTE status renewal applications in mid-April 2015. Wanglin will submit its HNTE status renewal application by the end of May 2015. Both companies are expected to complete the approval process within three months thereafter.

As we had net operating losses or net operating loss carryforward for the years ended December 31, 2012 and 2013, we had not incurred any PRC income taxes for those periods. For the year ended December 31, 2014, Wanglin had taxable income and accrued approximately US$6.2 million income tax expense. Wanglin was determined as a software enterprise in July 2014. In April 2015, Wanglin submitted its application for preferential tax treatment for software enterprise and was informed by the tax authority that it was granted a two-year EIT exemption and a 50% reduction on its taxable income for the subsequent three years effective retroactively from January 1, 2014. Wanglin paid approximately US$1.2 million income tax in 2014 and will apply for refund in 2015.

Prior to January 1, 2012, pursuant to Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC is generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Our PRC subsidiaries and consolidated affiliated entities were subject to business tax at the rate of 5% for the membership and online marketing services. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Our subsidiaries in different regions were affected at different times as the VAT Pilot Program was rolled out. Most of our entities were subject to the VAT Pilot Program as of December 31, 2014, or specifically, VAT at rate of 6% in lieu of business tax. With the adoption of the VAT Pilot Program, our revenues are subject to VAT. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT.

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

We have adopted the gross presentation for business tax and related surcharges pursuant to ASC 605-45, “Revenue Recognition: Principal Agent Considerations”. The amount of business tax and related surcharges included in revenues and cost of revenues were US$4.4 million, US$1.7 million and US$1.6 million for the years ended December 31, 2012, 2013 and 2014, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax (“VAT”) Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Subsidiaries in different regions were affected at different times as the program was rolled out. Most of the Company’s entities were subject to the VAT Pilot Program as of December 31, 2014. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. As such, we have adopted the net presentation of VAT.

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

Online marketing services.  Our online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple deliverables, revenues are allocated to each unit of accounting based on relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No. 2009-13. We use (a) vendor-specific objective evidence of selling price, if it exists, (b) otherwise, third-party evidence of selling price. If neither (a) nor (b) exists, we will use (c) the management’s best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence.

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

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive income/(loss). We did not have any interest or penalties associated with tax positions as of December 31, 2012, 2013 and 2014. As of December 31, 2012, 2013 and 2014, we did not have any significant unrecognized uncertain tax positions.

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

Share-Based Compensation

All share-based awards to employees and directors, including share options, ordinary shares awards and restricted share units (“RSUs”), are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Share options

We used the Binominal option pricing model to determine the fair value of share options. account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses were recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Historically, our share-based compensation expenses were relatively low.

We adopted an employee stock option plan, or the 2010 Plan, in March 2010. The maximum number of shares in respect of which share awards may be granted under the 2010 Plan is 20,173,225. The 2010 Plan will terminate automatically 10 years after its adoption, unless terminated earlier by our shareholders’ approval.

We adopted a share incentive plan, or the 2013 Plan, in September 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan, is 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by our board of directors. In addition, in April, in connection with our acquisition of a strategic stake in Ganji, we further increased such number of maximum aggregate number of shares which may be issued by an additional 7,000,000 ordinary shares, reserved for future grants.

58 Daojia adopted its 2015 Share Incentive Plan, or the Daojia 2015 Plan, in February 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the Daojia 2015 Plan is 20,000,000 ordinary shares of 58 Daojia.

A summary of our share option activities under our 2010 Plan and 2013 Plan is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
March 31, 2012	479,000	2.300	1.310	2.379	0.079
May 31, 2012	342,000	2.300	1.320	2.379	0.079
August 31, 2012	35,500	2.300	1.320	2.379	0.079
November 30, 2012	264,000	2.300	1.330	2.484	0.184
December 31, 2012	192,000	2.300	1.340	2.484	0.184
January 1, 2013	1,187,000	2.300	1.340	2.484	0.184
July 31, 2013	1,900,000	2.500	3.500	5.286	2.786
September 17, 2013	30,000	2.500	3.500	5.286	2.786
October 14, 2013	646,000	5.600	3.770	6.720	1.120
October 30, 2013	70,000	8.500	4.580	8.500	—
February 27, 2014	138,200	15.950	12.060	21.000	5.05
May 14, 2014	109,200	18.460	10.250	19.260	0.8
June 25, 2014	217,000	20.000	12.440	22.950	2.95
November 3, 2014	257,200	17.770	10.740	19.840	2.07

In February 2015, our board of directors approved to grant options to purchase an aggregate of 201,600 Class A ordinary shares to certain of our employees, with the exercise price of such options being US$18.68 per share.

In February and April 2015, 58 Daojia granted options to purchase an aggregate of 10,651,000 ordinary shares of 58 Daojia and 9,100,000 restricted shares of 58 Daojia to its employees and the employees of certain other subsidiaries and affiliated companies of our company.

In April 2015, our Compensation Committee approved the grant of options to purchase 7,000 of our Class A ordinary shares to certain employees of our company under the 2013 Plan.

We estimated the fair value of share options using the binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant is estimated on the date of grant with the following assumptions.

	March 31, 2012	May 31, 2012	November 30, 2012	December 31, 2012 And January 1, 2013	July 31, and September 17, 2013	October 14, and October 30, 2013	February 27, 2014	May 14, 2014	June 25, 2014	November 3, 2014
Expected volatility(1)	63.3%	63.1%	54.8%	59.1%	55.6%	54.1%	53.3%	52.8%	52.5%	50.8%
Risk-free interest rate (per annum)(2)	2.713%	3.204%	2.032%	2.032%	2.877%	3.100%	3.730%	3.170%	3.200%	3.010%
Exercise multiple(3)	2	2	2	2	2	2	2	2	2	2
Expected dividend yield(4)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected term (in years)(5)	10	10	10	10	10	10	10	10	10	10
Expected forfeiture rate (post-vesting)(6)	3.5%	3.5%	3.2%	3.2%	3.3%	1.0%	0.4%	0.4%	0.4%	0.3%

Notes:

(1)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.
(2)	We estimated risk-free interest rate based on the yield to maturity of US$ denominated Chinese Government bonds with a maturity similar to the expected expiry of the term.
(3)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.
(4)	Expected dividend yield: We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.
(5)	Expected term (in years): Expected term is the contract life of the option.
(6)	Expected forfeiture rate (post-vesting): Estimated based on historical employee turnover rate after each option grant.

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

Restricted share units

Restricted share units (RSUs) issued to our employees are measured based on the grant date fair value of the award and recognized as compensation expense based on the straight-line vesting method, net of estimated forfeitures, over the requisite service period, with a corresponding impact reflected in additional paid-in capital. The fair value of RSUs was based on the fair value of our underlying ordinary shares on the grant date.

The following table sets forth certain information regarding the RSUs granted to our employees in 2014 with share and per share information.

	Number of RSUs Granted	Fair Value per Ordinary Share as of the Grant Date	Type/Methodology of Valuation
		US$	US$
February 27, 2014	59,400	21.000	Contemporaneous/Stock Price	(1)
May 14, 2014	113,800	19.260	Contemporaneous/Stock Price	(1)
June 25, 2014	383,000	22.950	Contemporaneous/Stock Price	(1)
November 3, 2014	392,400	19.840	Contemporaneous/Stock Price

Note:

(1)	The fair values of restricted share units are based on stock price of our company on grant dates.

In February 2015, our board of directors approved to grant 392,308 restricted share units to employees of our company under the 2013 Plan.

In April 2015, our Compensation Committee approved the grant of 432,000 restricted share units to management and other employees of our company under the 2013 Plan.

Fair Value of Our Ordinary Shares

Prior to our initial public offering, we were a private company with no quoted market prices for our ordinary shares. We therefore needed to make estimates of the fair value of our ordinary shares at various dates for the purpose of determining the fair value of our ordinary shares at the date of the grant of a share-based compensation award to our employees as one of the inputs into determining the grant date fair value of the award.

The following table sets forth the fair value of our ordinary shares estimated at different times prior to our initial public offering with the assistance from an independent valuation firm.

Date	Equity Value (US$’000)	Fair Value Per Share (US$)	DLOM	Discount Rate	Type of Valuation
April 30, 2012	361,104	2.379	20%	21.0%	Contemporaneous
December 31, 2012 and January 1, 2013	375,532	2.484	20%	22.0%	Contemporaneous
July 31 and September 17, 2013	728,321	5.286	9%	19.0%	Contemporaneous
October 14, 2013	885,777	6.720	4%	N/A	Contemporaneous
October 30, 2013	1,120,402	8.500	—	N/A	Contemporaneous

We applied the income approach/discounted cash flow, or DCF, analysis based on our projected cash flow using management’s best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The major assumptions used in calculating the fair value of ordinary shares include:

•	Weighted average cost of capital, or WACC: WACCs of 21.0%, 22.0% and 19.0% were used for dates as of April 2012, December 2012 and July 2013, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and nonsystematic risk factors.
•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, four publicly traded companies in China online marketing industry and two publicly traded companies in the U.S. online marketing industry were selected for reference as our guideline companies.
•	Discount for lack of marketability, or DLOM: DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an IPO, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 4.0% to 21.0% in the period from 2012 to 2013.
•	The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from April 2012 to October 2013. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 19.0% to 22.0%.
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

Recent Accounting Pronouncements

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. The adoption of this ASU will not have a material impact on our consolidated financial statements.

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In August 2014, FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The new standard addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The new standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The adoption of this ASU will not have a material impact on our consolidated financial statements.

In February 2015, and FASB issued ASU 2015-02, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. We are still assessing the potential impact of ASU 2015-02 on our consolidated financial statements.

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

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of US$)
Revenues	87,122	145,747	264,978
Cost of revenues(1)	10,406	8,471	13,844
Gross profit	76,716	137,276	251,134
Operating expenses(1):
Sales and marketing expenses	76,422	84,534	180,148
Research and development expenses	18,464	25,138	43,676
General and administrative expenses	13,088	12,983	20,633
Total operating expenses	107,974	122,655	244,457
Income/(loss) from operations	(31,258)	14,621	6,677
Other income, net	857	4,936	22,153
Income/(loss) before tax	(30,401)	19,557	28,830
Income taxes benefits/(expenses)	—	—	(6,186)
Net income/(loss)	(30,401)	19,557	22,644

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of US$)
Cost of revenues	30	36	18
Sales and marketing expenses	270	445	1,395
Research and development expenses	489	996	2,403
General and administrative expenses	882	1,388	2,357
Total	1,671	2,865	6,173

The following table sets forth the results of operations for the periods indicated, as percentages of revenues.

	For the Year Ended December 31,
	2012	2013	2014
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	11.9	5.8	5.2
Gross profit	88.1	94.2	94.8
Operating expenses:
Sales and marketing expenses	87.7	58.0	68.0
Research and development expenses	21.2	17.2	16.5
General and administrative expenses	15.0	8.9	7.8
Total operating expenses	123.9	84.1	92.3

	For the Year Ended December 31,
	2012	2013	2014
	(% of revenues)
Income/(loss) from operations	(35.8)	10.1	2.5
Other income, net	1.0	3.4	8.4
Income/(loss) before tax	(34.8)	13.5	10.9
Income taxes benefits/(expenses)	—	—	(2.3)
Net income/(loss)	(34.8)	13.5	8.6

Comparison of the Years Ended December 31, 2012, 2013 and 2014

Revenues

The following table sets forth the principal components of our revenues, both as absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Membership	47,919	55.0	85,725	58.8	139,490	52.6
Online marketing services	28,509	32.7	58,457	40.1	125,033	47.2
Other services	10,694	12.3	1,565	1.1	455	0.2
Total revenues	87,122	100.0	145,747	100.0	264,978	100.0

Membership

Membership revenues were US$47.9 million, US$85.7 million and US$139.5 million, representing 55.0%, 58.8% and 52.6% of revenues in 2012, 2013 and 2014, respectively. The increase in our membership revenues was primarily attributable to the increase in the number of our paying merchant members, as a result of our stronger focus on acquiring and serving paying merchant members. Our average quarterly paying merchant members in 2012, 2013 and 2014, were approximately 187,000, 323,000 and 529,000, respectively. We expect our membership revenues will continue to grow as we continue to expand our paying merchant member base in the existing and new cities. Our direct sales teams, who cover 27 cities, and our sales agency teams, who cover another approximately 270 cities, will continue to attract new paying merchant members. Our dedicated customer service team will continue to contribute to membership revenues by retaining existing merchants through helping them to optimize their marketing effectiveness.

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

2014 compared to 2013.  Our membership revenues increased from US$85.7 million in 2013 to US$139.5 million in 2014, representing an increase of 62.7%. The increase in membership revenues was primarily due to the increase in the number of our average quarterly paying merchant members from approximately 323,000 in 2013 to approximately 529,000 in 2014. We experienced significant growth across multiple content categories, particularly in our housing and jobs categories, in 2014. We did not experience significant price increases for the membership packages during the same periods.

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

Online Marketing Services

Revenues from online marketing services were US$28.5 million, US$58.5 million and US$125.0 million, representing 32.7%, 40.1% and 47.2% of our revenues in 2012, 2013 and 2014, respectively. We continue to enhance our ability to more efficiently monetize our substantial traffic. For instance, in the second half of 2012, we developed a real-time bidding system, which allows users to make daily bids for prominent places on our marketplace. This enables us to generate significantly higher revenues from the same amount of listings. These services have continued to attract more merchants and increase average spend per merchant. We expect our online marketing services revenues will continue to grow as we further develop our online marketing services, accumulate operational experience and increase our customer engagement.

2014 compared to 2013.  Our online marketing services revenues increased from US$58.5 million in 2013 to US$125.0 million in 2014, representing an increase of 113.9%. The increase was mostly driven by the increases in paying customers for online marketing customer services. While the subscription-based payment merchant members increased, our customer services teams continued to successfully upsell online marketing services to more members.

2013 compared to 2012.  Our online marketing services revenues increased from US$28.5 million in 2012 to US$58.5 million in 2013, representing an increase of 105.0%. The increase was primarily driven by the launch of our real time bidding services. We began trial launch of our real-time bidding services for certain content categories in the third quarter of 2012 and did the nationwide launch in the first quarter of 2013. Our real-time bidding services have since gained popularity which contributed to the fast growth of our online marketing services revenues in 2013.

Other Services

Revenues from other services were US$10.7 million, US$1.6 million and US$0.5 million, representing approximately 12.3%, 1.1% and 0.2% of our revenues in 2012, 2013 and 2014, respectively. Revenues from other services mainly relate to group buying services. The group buying revenues were US$10.7 million, US$1.6 million and US$0.4 million in 2012, 2013 and 2014, respectively. We began offering group buying services in June 2010 and significantly scaled back these services since mid-2012. We also generated revenues from traditional offline advertising services in 2010 and prior years which were phased out in 2011.

Cost of Revenues

Cost of revenues consists primarily of business taxes and surcharges, bandwidth costs, rental costs, equipment depreciation associated with website operation, salaries, benefits and share-based compensation for our personnel responsible for website maintenance and operation. We expect that our cost of revenues will increase in absolute amounts as we further grow our user base and expand our revenue-generating services. Our cost of revenues includes share-based compensation charges. See “— Critical Accounting Policies —  Share-Based Compensation” for more information.

2014 compared to 2013.  Our cost of revenues was US$13.8 million in 2014, an increase of 63.4% from US$8.5 million in 2013. The year-over-year increase in cost of revenues was primarily driven by the increase in bandwidth fees, short message service (SMS) costs and depreciation expenses.

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

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of US$, except for % data)
Gross profit	76,716	137,276	251,134
Gross margin	88.1%	94.2%	94.8%

2014 compared to 2013.  Our gross profit increased from US$137.3 million in 2013 to US$251.1 million in 2014, representing an increase of 82.9%. Gross margin increased from 94.2% to 94.8% during the same period. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues during the same period.

2013 compared to 2012.  Our gross profit increased from US$76.7 million in 2012 to US$137.3 million in 2013, representing an increase of 78.9%. Gross margin increased from 88.1% to 94.2% during the same period. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues during the same period. The increase in our gross margin was primarily attributable to the reduction of the PRC business tax in both our revenues and the cost of revenues. As the VAT pilot program rolled out in more cities, most of our revenues in 2013 were subject to VAT, rather than business tax. Please refer to “— Critical Accounting Policies — Revenue Recognition” for more details. Our improved economies of scale as we continued to grow our businesses also contributed, to a lesser extent, to the growing gross margin.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses. The following table sets forth our operating expenses, both as absolute amounts and as percentages of our revenues, for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Sales and marketing expenses	76,422	87.7	84,534	58.0	180,148	68.0
Research and development expenses	18,464	21.2	25,138	17.2	43,676	16.5
General and administrative expenses	13,088	15.0	12,983	8.9	20,633	7.8
Total operating expenses	107,974	123.9	122,655	84.1	244,457	92.3

Our sales and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “— Critical Accounting Policies — Share-Based Compensation” for more information.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of brand advertising, PC and mobile traffic acquisition expenses, salaries, benefits, commissions and share-based compensation for our sales, customers services and marketing personnel, promotion expenses and other operating expenses that are associated with sales and marketing activities. Because the online marketing industry in which we operate was still at a nascent stage of development, we invested aggressively in promoting public awareness of our online marketplace. We engaged third parties to promote our brand image through various advertising channels, including advertising on internet search engines, websites and other traditional off-line media. Since 2013, mobile internet users are growing very rapidly in China when a lot of users are switching from features phones to smart phones with much better mobile internet user experience. Therefore, we increased our advertising expenses in mobile internet significantly in 2014. For the personnel related expenses, we established the centralized customer services centers in 2012. We kept the field sales headcount relatively flat in 2012 and 2013 where we focused on strengthening the internal systems and management ability which boosted sales efficiency during those years. In 2014, while we increased our PC and mobile traffic acquisition, we continued to increase the size of our field sales and customer services so we have more paying members to benefit from the increasing traffic. We expect our sales and marketing expenses will increase going forward as we continue to see opportunity in attracting more users, particularly on mobile internet and merchants through our advertising campaign and bigger and more efficient sales and customer services teams.

The following table sets forth our advertising expenses, sales and marketing expenses excluding advertising expenses and total sales and marketing expenses, both as absolute amounts and as percentages of our revenues, for the periods indicated.

	For the Year Ended December 31,
	2012		2013		2014
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Advertising expenses	25,063	28.8	22,703	15.6	73,435	27.7
Sales and marketing expenses excluding advertising expenses	51,359	58.9	61,831	42.4	106,713	40.3
Total sales and marketing expenses	76,422	87.7	84,534	58.0	180,148	68.0

2014 compared to 2013.  Our sales and marketing expenses increased from US$84.5 million in 2013 to US$180.1 million in 2014, representing an increase of 113.1%, but our advertising expenses increased significantly from US$22.7 million in 2013 to US$73.4 million in 2014. The increase in advertising expenses was primarily due to expenses associated with the marketing of our mobile platforms and the acquisition of PC Traffic. Our monthly unique visitors approached 300 million for the first time since our inception in January 2015. The increase in other sales and marketing expenses excluding advertising expenses was primarily driven by increased salaries, benefits and commissions for our sales, customer service and marketing teams as a result of higher compensation levels and an approximately 22.0% increase in monthly average headcount of sales and marketing personnel. It was also driven by the increased marketing and promotional activities.

2013 compared to 2012.  Our sales and marketing expenses increased from US$76.4 million in 2012 to US$84.5 million in 2013, representing an increase of 10.6%, but our advertising expenses decreased from US$25.1 million in 2012 to US$22.7 million in 2013, representing a decrease of 9.4%. The decrease in advertising expenses was primarily due to optimization of our advertising strategies. The increase in other sales and marketing expenses excluding advertising expenses was primarily driven by increased salaries, benefits and commissions for our sales and customer services teams.

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

2014 compared to 2013.  Research and development expenses increased from US$25.1 million in 2013 to US$43.7 million in 2014, representing an increase of 73.7%. The increase was primarily due to increased salaries, employee benefits and rental expenses as a result of an approximately 50.1% increase in monthly average headcount of research and development personnel for the development of new features and services.

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

2014 compared to 2013.  Our general and administrative expenses increased from US$13.0 million in 2013 to US$20.6 million in 2014, representing an increase of 58.9%. Such increase was primarily due to increase in personnel related expenses, including share-based compensation expenses as a result of an approximately 13.3% increase in monthly average headcount of administrative personnel and professional fees associated with being a public company.

2013 compared to 2012.  Our general and administrative expenses decreased from US$13.1 million in 2012 to US$13.0 million in 2013, representing a slight decrease of 0.8%. Such decrease was primarily due to a decrease in bad debt provision related to group buying business, offset by an increase in personnel related expenses, including share-based compensation expenses.

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, our revenues are typically lower during the holidays in China, particularly during the Chinese New Year period, which occurs in the first quarter of the year, because many businesses are either closed or substantially reduce their activities during the Chinese New Year holiday. Also, certain business activities, such as recruitment, tend to slow down towards the year end, which might impact our revenues in the fourth quarter of the year. While this seasonality of our business has not been apparent historically due to the rapid growth in revenues that we experienced in recent years, we may experience reductions in growth on a successive quarter basis due to these seasonal factors or due to other factors.

Our results of operations for the first quarter of 2015 may be affected by similar trends and key factors that affected our previous first quarters in the past. For the first quarter of 2015, we have experienced similar seasonal impact on our estimated revenue for the quarter, and we have also incurred increased sales and marketing expenses due to marketing campaigns conducted during this period.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the annual average percent changes in the consumer price index in China for 2012, 2013 and 2014 were increases of 2.6%, 2.6% and 2.0%, respectively. The year-over-year percent changes in the consumer price index for February 2013, 2014 and 2015 were increases of 3.2%, 2.0% and 1.4%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses, such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, term deposits and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

Impact of Foreign Currency Fluctuation

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China —  Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk — Foreign Exchange Risk.”

Impact of Governmental Policies

See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China” and “Item 4. Information on the Company — B. Business Overview — Regulation.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

Prior to the completion of our initial public offering on November 5, 2013, our primary sources of liquidity had been private sales of ordinary shares and preference shares. We incurred net losses of approximately US$30.4 million in 2012, and had net cash used in operating activities of US$4.7 million in 2012. The net cash outflow from operating activities in 2012 was primarily due to our advertising campaigns for business expansion in that year. We had a net income of approximately US$19.6 million and US$22.6 million in 2013 and 2014, respectively, and net cash provided by operating activities of US$66.3 million and US$98.6 million in 2013 and 2014, respectively.

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

On April 2, 2014, we completed a follow-on public offering of ADSs by us and certain selling shareholders. Through the follow-on offering we issued and sold 2,000,000 ADSs and the selling shareholders sold an aggregate of 4,900,000 ADSs at the price of US$38.00 per ADS. The net proceeds received by us, after deducting underwriting commissions, amounted to approximately US$73.0 million. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

In June 2014, Tencent invested US$736.1 million in our company. We applied US$552.1 million of such proceeds to repurchase our ordinary shares from certain pre-IPO shareholders. See “Item 4. Information on the Company.”

As of December 31, 2014, we had cash and cash equivalents, term deposits and short-term investments totaling US$609.0 million, including US$111.4 million in cash and cash equivalents, which primarily consisted of cash, demand deposits and highly liquid investments placed with banks or other financial institutions that have original maturities of three months or less, US$216.1 million in short-term investments, representing US$207.2 million investment funds placed with banks with terms shorter than three months and US$8.9 million in available-for-sale securities in a public company, and US$281.5 million in term deposits, placed with banks with terms longer than three months but shorter than or equal to one year. Our total current assets were adequate to cover the remaining current liabilities as of December 31, 2014. We believe that our available cash and cash equivalents, term deposits, short-term investments and cash generated from operations will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months. We also believe that if necessary, we can obtain sufficient funding through external borrowing to finance future capital commitments or operating expenses in the foreseeable future.

Although we consolidate the results of Beijing 58, our consolidated affiliated entity, and its subsidiaries, our access to cash balances or future earnings of these entities is only through our contractual arrangements with Beijing 58 and its shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Beijing 58.”

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2012	2013	2014
	(in thousands of US$)
Net cash provided by/(used in):
Operating activities	(4,728)	66,304	98,585
Investing activities	(27,153)	(230,046)	(305,272)
Financing activities	253	213,343	257,430
Effect of exchange rate changes on cash and cash equivalents	(14)	224	139
Net increase/(decrease) in cash and cash equivalents	(31,642)	49,825	50,882

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

Net cash provided by operating activities was US$98.6 million in 2014. Our net cash provided by operating activities in 2014 reflected a net income of US$22.6 million, adjusted for non-cash items of US$12.2 million and changes in operating assets and liabilities of US$63.8 million. Non-cash reconciling items mainly included depreciation and amortization expenses of US$5.6 million and share-based compensation expenses of US$6.2 million. Changes in operating assets and liabilities mainly represented an increase in deferred revenues of US$40.2 million, increase in customer advances and deposits of US$14.6 million, increase in salary and welfare payable of US$10.8 million, an increase in accounts payable of US$6.0 million and an increase in accrued expenses and other current liabilities of US$5.0 million, partially offset by a decrease in prepayments and other current assets of US$16.0 million. Deferred revenues and customer advances and deposits increased as the collection of our membership services and online marketing services grew rapidly.

Net cash provided by operating activities was US$66.3 million in 2013. Our net cash provided by operating activities in 2013 reflected a net income of US$19.6 million, adjusted for non-cash items of US$7.0 million and changes in operating assets and liabilities of US$39.7 million. Non-cash reconciling items mainly included depreciation and amortization expenses of US$4.7 million and share-based compensation expenses of US$2.9 million. Changes in operating assets and liabilities mainly represented an increase in deferred revenues of US$26.1 million, increase in customer advances and deposits of US$10.3 million, decrease in amounts due from related parties of US$2.0 million, an increase in accrued expenses and other current liabilities of US$3.4 million, partially offset by a decrease in accounts payable of US$2.6 million and increase in accounts receivable of US$1.1 million. Deferred revenues and customer advances and deposits increased as the collection of our membership services and online marketing services grew rapidly.

Net cash used in operating activities was US$4.7 million in 2012. Our net cash used in operating activities in 2012 reflected a net loss of US$30.4 million, adjusted for non-cash items of US$6.7 million and changes in operating assets and liabilities of US$19.0 million. Non-cash reconciling items mainly included depreciation and amortization of US$3.9 million and share-based compensation expenses of US$1.7 million. Changes in operating assets and liabilities mainly represent an increase in customer advances and deposits of US$7.2 million and an increase in deferred revenues of US$13.6 million, offset by a decrease in account payable of US$9.1 million. Customer advances and deposits and deferred revenues increased as the collection of our membership services and online marketing services grew rapidly. The decrease in accounts payable was primarily attributable to the scaling-back of group buying services in 2012. Other factors impacting operating cash flow included an increase in salary and welfare payable due to increased headcount.

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

Our net cash used in investing activities were US$27.2 million, US$230.0 million and US$305.3 million in 2012, 2013 and 2014, respectively. Our cash used in investing activities in 2012, 2013 and 2014 included US$212.8 million, US$397.3 million and US$652.9 million that we used to purchase short-term financial instruments, which was partially offset by US$190.9 million, US$323.6 million and US$535.3 million of proceeds from maturity of short-term investments, respectively. We purchased term deposits of US$382.6 million, offset by US$250.9 million of proceeds from maturity of term deposits in 2014 with maturity between three months and one year. We used US$5.2 million, US$4.2 million and US$15.7 million to purchase property and equipment in 2012, 2013 and 2014, respectively. In addition, in 2014 we prepaid US$16.8 million to BEZ for the purchase of new office spaces, which are expected to be ready for use in late 2015 and mid-2016.

Financing Activities

Net cash provided by financing activities primarily consists of net proceeds from the issuance of ordinary and preference shares, net of the repurchase of ordinary shares from certain shareholders.

Our net cash provided by financing activities in 2014 was US$257.4 million, primarily attributable to the net proceeds from our follow-on public offering and the investment by Tencent. Our net cash provided by financing activities in 2013 was US$213.3 million, primarily attributable to the net proceeds from our initial public offering. In 2012, our net cash provided by financing activities was US$0.3 million, primarily attributable to the proceeds from exercises of stock option.

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

Capital Expenditures

We had capital expenditures of US$5.2 million, US$4.2 million and US$32.5 million in 2012, 2013 and 2014, respectively, representing 6.0%, 2.9% and 12.3% of our total revenues for such years, respectively. Our capital expenditures were primarily for the purchase of servers, other equipment and office buildings. In 2014, we prepaid US$16.8 million to BEZ for the purchase of new office spaces. Our capital expenditures have been primarily funded by net cash provided by financing activities and net cash provided by operating activities.

C. Research and Development

As of December 31, 2014, we had 1,354 product development and engineering professionals who focus on developing products to deliver and enhance user experience. We have developed a robust technology platform capable of efficiently processing large amounts of data, screening the relevance and credibility of information, and delivering a superior search indexing function. Our system is built on a distributed, load balanced computing infrastructure, which is highly scalable and reliable. This allows us to expand processing capacity and add new features and functionalities efficiently without incurring significant additional costs.

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. As of March 31, 2015, we hold five patents and have applied for the registration of 78 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2015, we have registered 102 computer software copyrights and 29 artwork copyrights in China. In addition, we have registered 31 domain names that are material to our business, including www.58.com, www.58.com.cn, www.anjuke.com and www.anjuke.cn and 65 trademarks, including  ,  and  , in China.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2014 to December 31, 2014 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2014:

	Payment Due by Period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in thousands of US$)
Operating lease commitment	22,939	10,982	11,584	373	—
Server custody fee commitment	1,360	1,360	—	—	—
Advertising commitment	45,697	45,659	38	—	—
Purchase of new office building	151,943	151,943	—	—	—
Total	221,939	209,944	11,622	373	—

G. Safe Harbor

This annual report on Form 20-F contains forward-looking statements. These statements are made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the sections titled “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects” in this annual report on Form 20-F, as well as our strategic and operational plans, contain forward-looking statements. We may also make written or oral forward-looking statements in our filings with the SEC, in our annual report to shareholders, in press releases and other written materials and in oral statements made by our officers, directors or employees to third parties. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and are subject to change, and such change may be material and may have a material and adverse effect on our financial condition and results of operations for one or more prior periods.

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, our goals and strategies, our future business development, financial condition and results of operations, ability to retain and grow our user base and network of local merchants for our online marketplace, the growth of, and trends in, the markets for our services in China, the demand for and market acceptance of our brand and services, competition in our industry in China, our ability to maintain the network infrastructure necessary to operate our website and mobile applications, relevant government policies and regulations relating to the corporate structure, business and industry, and our ability to protect its users’ information and adequately address privacy concerns. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Yao	38	Chairman and Chief Executive Officer
Xiaoguang Wu	39	Director
Wensheng Cai	45	Independent Director
Dong Yang	43	Independent Director
Frank Lin	50	Independent Director
Julian Cheng	41	Independent Director
Herman Yu	44	Independent Director
Richard Weidong Ji	47	Independent Director
Hao Zhou	38	Chief Financial Officer
Xiaohua Chen	33	Chief Strategic Officer; Chief Executive Officer of 58 Home Business Units
Jiandong Zhuang	46	Executive Vice President of Housing Business Group (HBG)
Chuan Zhang	39	Executive Vice President of Listing Business Group (LBG)
Dong Duan	49	Senior Vice President of Human Resources and Administration

Mr. Jinbo Yao is our founder and has served as chairman of our board of directors and chief executive officer of our company since our inception. Mr. Yao is a pioneer in the PRC internet industry. Before founding our company, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of Xueda Education Group, a company he co-founded and listed on the NYSE and Noah Holdings Limited, a company listed on the NYSE. Mr. Yao received bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Mr. Xiaoguang Wu has served as our director since August 2014. Mr. Wu also serves on the board of directors of Okay Buy (China) Holding Inc., Nanjing Wangdian Technology Co., Ltd. and Yixun.com. Mr. Wu has served as a senior executive vice president at Tencent. Mr. Wu joined Tencent in 1999 to lead development and product planning for Tencent’s core product QQ instant messaging. He served successively as project manager for QQ’s research and development team, general manager for IM Products, and general manager for internet business division. Mr. Wu was promoted to senior vice president of Internet Services Division and chief executive officer of Tencent E-Commerce Holdings Limited. Mr. Wu received his bachelor’s degree in weather dynamics from Nanjing University in 1996 and an EMBA degree from China Europe International Business School (CEIBS) in 2008.

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

Mr. Julian Cheng has served as our director since December 2010. Mr. Cheng is a managing director in the China group at Warburg Pincus Asia LLC, which he joined in 2000. Prior to joining Warburg Pincus Asia LLC, Mr. Cheng worked for the capital markets and investment banking divisions of Salomon Smith Barney and Bankers Trust in Hong Kong. Mr. Cheng is a director of Koudai, Liepin and Uxin. He is a former invetor and director of RDA Microelectronics. He also serves on the Asia Council of St. Pau’s School. Mr. Cheng holds a bachelor’s degree from Harvard University.

Mr. Herman Yu has served as our independent director and chair of the audit committee of our board of directors since October 2013. Mr. Yu joined Weibo as its chief financial officer in March 2015. Prior to joining Weibo, Mr. Yu served as chief financial officer of SINA Corporation (SINA), which is listed on NASDAQ, since August 2007. Prior to that, Mr. Yu served as SINA’s acting chief financial officer from May 2006 to August 2007 and vice president and corporate controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, initially as chief auditor and then as corporate marketing controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu holds a Masters of Accountancy from the University of Southern California and a bachelor’s degree in economics from the University of California, Santa Cruz.

Dr. Richard Weidong Ji has served as our independent director since October 2013. Dr. Ji is the co-founder and managing partner of All-Stars Investment Limited, which focuses on investing in the “all-star” companies in China’s internet and consumer markets, such as Xiaomi, Didi Dache (or Didi Taxi), Meilishuo, and Alibaba, as a value-added strategic investor. He was the managing director and head of Asia-Pacific internet/media investment research at Morgan Stanley. He is highly ranked on the Institutional Investor and Greenwich Associates polls and was awarded “The Best Investment Bank Analyst for New Economy” by iResearch. He was rated as “the No. 1 stock picker in software and services” in pan-Asia by Financial Times and was also voted as the First Team (Asia) by Asiamoney. He has participated in the IPOs of over a dozen companies, including Tencent, Alibaba.com (B2B), Dangdang, Perfect World, Shanda, RenRen, Xueersi (TAL Group), YY.com, MakeMyTrip (India) and Phoenix New Media (ifeng.com). Dr. Ji received his ddoctorate degree in ssciences from Harvard University and his MBA degree from Wharton Business School, University of Pennsylvania, where he was on the Director’s List for academic excellence. Dr. Ji received his bachelor’s degree from Fudan University.

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

Mr. Xiaohua Chen has served as the chief executive officer of 58 Home business unit and chief strategic officer of 58.com since August 2014. Mr. Chen served as our senior vice president of product management and website operation from December 2007 to August 2014. From June to December 2007, Mr. Chen served as head of product department at ganji.com responsible for product management and customer experience. Prior to joining ganji.com, he was the senior project manager and chief editor at Xiamen Haowei Network Technology Co., Ltd. Mr. Chen is a co-founder of dunsh.org, a nonprofit search engine optimization website in China. While in college, Mr. Chen co-founded 0755.org.cn, one of the earliest online classifieds providers in China. Mr. Chen received a bachelor’s degree in material formation from Xiangtan University in 2004.

Mr. Jiandong Zhuang has served as the Executive Vice President of Housing Business Group (HBG) since March 2015. He served as our senior vice president of sales since September 2007. From January 2005 to January 2007, Mr. Zhuang founded and managed Beijing Yingpu Bailian Technology Trading Co., Ltd., a SMS website and wireless service operator. Prior to founding his own company, Mr. Zhuang managed the China Unicom CDM operation and sales at Beijing Lianyin Investment Co., Ltd from May 2003 to December 2004. Mr. Zhuang received a bachelor’s degree in chemistry from Capital Normal University in 1991.

Mr. Chuan Zhang has served as executive vice president of Listing Business Group (LBG) since March 2015. He served as senior vice president of product management since August 2014. Mr. Zhang served as our vice president of product management from September 2011 to August 2014. From July 2006 to September 2011 Mr. Zhang served as head of Baidu Union product department at Baidu Inc. responsible for Baidu Union product development and operation. Mr. Zhang served as the senior product manager at the mobile department of UFIDA Software Co. Ltd. from May 2005 to July 2006. Prior to joining UFIDA, Mr. Zhang was a product development manager at the Planning Board for the Center of Information at the Ministry of Education. Mr. Zhang received a bachelor’s degree in mathematics from Beijing Normal University in 1997 and an MBA degree from Tsinghua University In 2003.

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

B. Compensation

We paid an aggregate of approximately RMB9.0 million (US$1.5 million) in cash to our executive officers in 2014, and we paid US$82,500 cash compensation to our independent directors.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2010 Employee Stock Option Plan and the 2013 Share Incentive Plan. The purpose of these two share incentive plans is to attract, motivate and retain the best available personnel by linking their personal interests to the success of our business. As of March 31, 2015, options and restricted share units to purchase 2,328,823 ordinary shares were issued and outstanding under the 2013 Plan, and 5,668,318 ordinary shares were issued and outstanding under the 2010 Plan.

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

The 2013 Share Incentive Plan

We adopted the 2013 Share Incentive Plan, or the 2013 Plan, in September 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 2,800,000 Class A ordinary shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of Class A ordinary shares as determined by our board of directors. As a result, at the beginning of 2015, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan increased by 2,645,628 Class A ordinary shares to 5,445,628 Class A ordinary shares. In addition, in connection with our acquisition of a strategic stake in Ganji, our board of directors further increased the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan by an additional 7,000,000 ordinary shares, reserved for future grants.

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

The Daojia 2015 Share Incentive Plan

58 Daojia adopted its 2015 Share Incentive Plan, or the Daojia 2015 Plan, in February 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the Daojia 2015 Plan is 20,000,000 ordinary shares of 58 Daojia. The Daojia 2015 Plan permits the awards of options, restricted shares and restricted share units. Unless terminated earlier, the Daojia 2015 Plan will terminate automatically in 2025.

The following table summarizes, as of April 20, 2015, outstanding options and restricted share units held by our executive officers and directors under our 2010 Plan and 2013 Plan.

Name	Ordinary shares Underlying Options Awarded and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao Zhou	*	2.220	May 31, 2011	May 30, 2021
	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
Xiaohua Chen	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
Dong Duan	*	2.064	April 1, 2011	March 31, 2021
	*	2.500	July 31, 2013	July 30, 2023
Chuan Zhang	*	2.300	November 30, 2011	November 29, 2021
	*	2.300	May 31, 2012	May 30, 2022
	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
Herman Yu	*	8.500	October 30, 2013	October 29, 2023
Richard Weidong Ji	*	8.500	October 30, 2013	October 29, 2023

*	Less than one percent of our total outstanding share capital.

As of March 31, 2015, other employees as a group held options and restricted share units to purchase 5,538,803 ordinary shares of our company, with exercise prices ranging from nil to US$20.00 per ordinary share.

In February and April 2015, 58 Daojia granted options to purchase an aggregate of 10,651,000 ordinary shares of 58 Daojia and 9,100,000 restricted shares of 58 Daojia to its employees and the employees of certain other subsidiaries and affiliated companies of our company, including 6,000,000 restricted shares of 58 Daojia granted to an executive officer of our company.

C. Board Practices

Our board of directors currently consists of eight directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees of the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Herman Yu, Dr. Richard Weidong Ji and Dong Yang, and is chaired by Herman Yu. Herman Yu, Dr. Richard Weidong Ji and Dong Yang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Herman Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Julian Cheng, Herman Yu and Dr. Richard Weidong Ji, and is chaired by Julian Cheng. Julian Cheng, Herman Yu and Dr. Richard Weidong Ji satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Frank Lin, Herman Yu and Dr. Richard Weidong Ji, and is chaired by Frank Lin. Herman Yu, Dr. Richard Weidong Ji and Frank Lin satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by an ordinary resolution of our shareholders. A director will vacate office automatically if, among other things, the director (1) becomes bankrupt or suspends payments or compounds with his creditors; or (2) dies or becomes of unsound mind.

D. Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2012, 2013 and 2014:

	As of December 31,
	2012	2013	2014
Function
Sales, customer service and marketing	4,529	4,542	7,485
among which, field sales	4,153	3,967	6,337
Research and development	727	697	1,354
Website operations	75	83	93
Management and administrative positions	329	331	467
Total	5,660	5,653	9,399

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

E. Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

•	each of our directors and executive officers; and
•	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below assume that there are 231,064,857 ordinary shares outstanding as of April 20, 2015, comprising of 177,483,426 Class A ordinary shares and 53,581,431 Class B ordinary shares excluding 716,208 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

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

	Number		%(1)
Directors and Executive Officers:**
Jinbo Yao	32,391,600	(2)	14.02
Wensheng Cai(3)	—		—
Dong Yang(4)		*		*
Frank Lin(5)	—		—
Julian Cheng(6)	—		—
Herman Yu(7)		*		*
Richard Weidong Ji(8)		*		*
Xiaoguang Wu	—		—
Hao Zhou		*		*
Xiaohua Chen(9)		*		*
Jiandong Zhuang(10)		*		*
Dong Duan		*		*
Chuan Zhang		*		*
All directors and executive officers as a group	34,072,988		14.69
Principal Shareholders:
Tencent Holdings Limited	60,897,774	(11)	26.36
Nihao China Corporation	29,418,640	(12)	12.73

Notes:

*	Less than one percent of our total outstanding capital.
**	Except for Mr. Wensheng Cai, Mr. Dong Yang, Mr. Frank Lin, Mr. Julian Cheng, Mr. Herman Yu and Dr. Richard Weidong Ji, the business address of our directors and executive officers is c/o Block E, the North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, People’s Republic of China.
(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying the options held by such person or group exercisable within 60 days of April 20, 2015. Percentage of beneficial ownership of each listed person or group is based on (1) 231,064,857 ordinary shares outstanding as of April 20, 2015, and (2) the number of ordinary shares underlying options exercisable by such person or group within 60 days of April 20, 2015.

(2)	Consists of 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust, and 2,972,960 Class B ordinary shares beneficially owned by certain of our executive officers and employees who acquired the ownership of these shares pursuant to our employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney. Such individuals include all executive officers and employees who became our ordinary shareholders through our employee stock option plan.
(3)	The business address of Mr. Cai is No. 51, Yuan Dang Road, Xiamen, China.
(4)	The business address of Mr. Yang is 18/F Tower C, Central International Trade Center, Chaoyang District, Beijing, 100022, China.
(5)	The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing, China.
(6)	The business address of Mr. Cheng is Suite 6703, Two IFC, 8 Finance Street, Central, Hong Kong.
(7)	The business address of Mr. Yu is 20/F, Ideal Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing 100080, P. R. China.
(8)	The business address of Mr. Ji is Suite 2103 21/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong.
(9)	Mr. Chen has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Chen currently owns through Trumpway Limited, a British Virgin Islands company wholly owned by Mr. Chen.
(10)	Mr. Zhuang has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Zhuang currently owns through Magic Mirror Holdings Limited, a British Virgin Islands company wholly owned by Mr. Zhuang.
(11)	Consists of 37,467,616 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited and 4,354,079 ADSs (representing 8,708,158 Class A ordinary shares) directly held by THL E Limited as reported in a Schedule 13D/A filed on April 17, 2015. Tencent Holdings Limited is reported as the beneficial owner of the aforementioned shares. The business address of Ohio River Investment Limited and THL E Limited is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.
(12)	Consists of 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust.

To our knowledge, as of April 20, 2015, 84,817,971 of our Class A ordinary shares are held by four record holders in the United States, including the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

B. Related Party Transactions

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC law currently limits direct foreign equity ownership of business entities providing value-added telecommunications services. As a result of these foreign ownership restrictions requirements, we conduct substantially all of our businesses in China through a series of contractual arrangements with Beijing 58 and its shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Contractual Arrangements with Beijing 58.”

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

Pursuant to an investor rights agreement dated June 30, 2014 that we entered into with Tencent, we have granted certain registration rights to Tencent. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.  Upon a written request from Tencent, we must use all reasonable efforts to effect the registration under the Securities Act of all registrable securities Tencent requests to be registered . Registrable securities include, subject to limitation, ordinary shares of our company Tencent acquired in June 2014 and any other ordinary shares of our company owned or acquired by Tencent thereafter.

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

Form F-3 Registration Rights.  When we are eligible for registration on Form F-3, upon a written request from an investor party to the agreement, we must effect such registration to permit or facilitate the sale and distribution of all or such portion of the investor’s registrable securities as are specified in such request.

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

Piggyback Registration Rights.  If we propose to file a registration statement for a public offering of our securities, we must offer Tencent an opportunity to include in that registration all or any part of its registrable securities. The underwriters of any underwritten offering have the right to limit the number of shares with registration rights to be included in the registration statement, subject to certain limitations.

Expenses of Registration.  We will pay all expenses relating to any demand, Form F-3, or piggyback registration.

Termination of Obligations.We shall have no obligation to effect any demand, Form F-3, or piggyback registration on the earlier of (a) the date that is five years after the date of the agreement, or (b) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any ninety-day period without registration pursuant to Rule 144 under the Securities Act.

Pursuant to a registration rights agreement dated April 20, 2015 that we entered into with certain new shareholders in connection with our issuance of new Class A ordinary shares as share portion of the purchase price for our acquisition of Ganji shares from the selling shareholders, we have granted certain registration rights to such new shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights.  Upon a written request from the holders of at least a majority of the registrable securities held by holders of the registrable securities, we must use all reasonable efforts to effect the registration under the Securities Act of all registrable securities held by the requesting shareholders and other holders of registrable securities who choose to participate in the offering. Registrable securities include, subject to limitation, new Class A ordinary shares as share portion of the purchase price for our acquisition of Ganji.com shares from the selling shareholders.

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

Form F-3 Registration Rights.  When we are eligible for registration on Form F-3, upon a written request from an investor party to the agreement, we must effect such registration to permit or facilitate the sale and distribution of all or such portion of the investor’s registrable securities as are specified in such request, together with all or such portion of the registrable securities of any other investor or investors joining such request.

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

Termination of Obligations.  We shall have no obligation to effect any demand, Form F-3, or piggyback registration on the earlier of (a) the date that is five years after the date of the agreement, or (b) as to any holder of registrable securities, the time when all registrable securities held by such holder may be sold in any ninety-day period without registration pursuant to Rule 144 under the Securities Act.

Investment by Tencent and Share Repurchase from Certain Pre-IPO Shareholders

In June 2014, we entered into an investment agreement with Tencent, pursuant to which Tencent invested US$736.1 million in exchange for approximately 19.9% equity interest in 58.com Inc. on a fully-diluted basis. Tencent purchased 36,805,000 Class A and B ordinary shares of our company at a purchase price of US$20 per ordinary share, corresponding to US$40 per ADS. We applied US$552.1 million of the proceeds from this transaction to repurchase 27,603,750 Class B ordinary shares of our company from certain pre-IPO shareholders. Participants in the share repurchase include DCM Affiliates Fund V, L.P., DCM V, L.P., SB Asia Investment Fund II L.P., Dong Yang, and WP X Asia Online Investment Holdings Limited, from which we purchased 186,720, 7,652,229, 8,537,341, 862,291 and 10,365,169 Class B ordinary shares, respectively. Mr. Dong Yang is a director and a member of the audit committee of our board of directors.

Concurrent with our acquisition of a strategic stake in Ganji in April 2015 and incremental to its then existing share ownership of our company, Tencent purchased an additional approximately US$400 million of newly issued ordinary shares from us at a purchase price of US$26 per ordinary share, equivalent to US$52 per ADS.

We have not entered into any significant transaction with Tencent outside of the ordinary course of business.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Stock Incentive Plans

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Share Incentive Plans.”

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

On October 19, 2013, Mr. Xuanfu Liu filed a complaint with a local court in Hubei Province in China against (1) Mr. Handong Cheng, legal representative of Business Opportunity Online (Beijing) Network Technology Co., Ltd., or Shangji, a PRC company, (2) Shangji, and (3) Mr. Jinbo Yao, our chairman and chief executive officer. Mr. Liu purported to be a 36% minority shareholder of Shangji. The complaint claimed that Shangji had enjoyed a right to 17.5% of the equity interest in Beijing 58 held by Mr. Yao as Shangji’s nominee prior to December 2009, and alleged that Mr. Cheng had entered into an agreement on behalf of Shangji with Mr. Yao in December 2009 terminating Shangji’s right to the 17.5% equity interest in Beijing 58 without prior consultation with or notice to Mr. Liu. Mr. Liu sought the court’s ruling that the termination agreement was invalid and that Mr. Liu be entitled to a 6.3% equity interest in Beijing 58, equivalent to what he believed was his indirect pro rata share of Beijing 58. After contestation and appeal by Mr. Yao to the appellate court in Hubei for lack of jurisdiction of the local court, the appellate court ruled in favor of Mr. Yao and ruled that the case should be transferred to a local court in Beijing. After the case was transferred to the local court in Beijing, Mr. Liu filed a motion to withdraw the lawsuit, and the court granted the motion to dismiss in December 2014. Mr. Liu since withdrew his complaint and has not yet initiated any new proceeding relating to the same matter. However, there is uncertainty as to whether Mr. Liu will file a new complaint.

We and Mr. Yao believe that Mr. Liu’s claim that the termination agreement is invalid and his claim to be registered as a shareholder of Beijing 58 are baseless and without merit and intend to continue to contest new claims, if any, vigorously. Our PRC counsel, Han Kun Law Offices, advises us that based on the evidence presented in the aforementioned complaint, and applicable PRC law, including the PRC judicial interpretation, there are meritorious defenses to Mr. Liu’s claims.

However, there is no assurance that there would be no new facts presented in the case if Mr. Liu files a new complaint and if new facts were to be presented, how such facts could affect a court’s decision. If Mr. Liu files a new complaint and prevails in such proceeding, there is no assurance that he would not file a new complaint seeking additional remedies, including registering himself or Shangji as a shareholder of Beijing 58.

Dividend Policy

We have not previously declared or paid cash dividends and we have no plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We rely principally on dividends from our PRC subsidiaries for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

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

A. Offering and Listing Details

See “— C. Markets.”

B. Plan of Distribution

Not applicable.

C. Markets

Our ADSs, each representing two of our Class A ordinary shares, have been listed on the NYSE since October 31, 2013. Our ADSs trade under the symbol “WUBA.” The following table provides the high and low trading prices for our ADSs on the NYSE since the date of our initial public offering.

The last reported trading price for our ADSs on April 28, 2015 was US$77.70 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2013 (from October 31, 2013)	39.83	21.00
Fiscal Year 2014	58.89	31.60
Quarterly Highs and Lows
Fourth Fiscal Quarter of 2013 (from October 31, 2013)	39.83	21.00
First Fiscal Quarter of 2014	58.89	31.60
Second Fiscal Quarter of 2014	56.50	35.75
Third Fiscal Quarter of 2014	57.50	34.70
Fourth Fiscal Quarter of 2014	49.75	34.64
First Fiscal Quarter of 2015	54.39	37.15
Second Fiscal Quarter of 2015 (through April 28, 2015)	83.71	49.80
Monthly Highs and Lows
October 2014	40.00	34.64
November 2014	48.80	38.80
December 2014	49.75	38.91
January 2015	43.50	38.00
February 2015	45.00	37.15
March 2015	54.39	39.90
April 2015 (through April 28, 2015)	83.71	49.80

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, P.O. Box 2681, Grand Cayman KY1-1111. As set forth in clause 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

Board of Directors

See “Item 6. Directors, Senior Management and Employees — C. Board Practices — Committees of the Board of Directors” and “Item 6. Directors, Senior Management and Employees — C. Board Practices —  Terms of Directors and Officers.”

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

Inspection of Books and Records.  Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “— H. Documents on Display.”

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

D. Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See also “Item 4. Information on the Company — B. Business Overview —  Regulation — Regulations on Foreign Currency Exchange” and “Item 4. Information on the Company —  B. Business Overview — Regulation — Regulations on Offshore Financing.”

E. Taxation

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or Class A ordinary shares, such as the tax consequences under state, local and other tax laws.

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

People’s Republic of China Taxation

Under the EIT Law, an enterprise established outside the PRC with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, the SAT Circular 82 issued by the SAT in April 2009 and amended in January 2014 specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. We do not believe that 58.com Inc., or CCNC BVI or CCIC HK meet all of the conditions above or are PRC resident enterprises. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information — D. Risk Factors — Risk Factors Related to Doing Business in China — Under the EIT Law, we may be classified as a ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC Shareholders and have a material adverse effect on our results of operations and the value of your investment”.

The EIT Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (1) do not have an establishment or place of business in China or (2) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The PRC State Council or an applicable tax treaty between the PRC and the jurisdictions in which the non-PRC investors reside may reduce such income tax rate. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the SAT Circular 81 issued by the SAT in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Pursuant to SAT Circular 601 issued by the SAT in October 2009, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, may not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. Our Hong Kong subsidiary has not obtained the approval for a withholding tax rate of 5% from the relevant tax authority and does not plan to obtain such approval in the near future, because our PRC subsidiaries have not paid any dividends since establishment and do not plan to pay dividends in the near future.

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

The SAT issued a SAT Circular 59 together with the Ministry of Finance in April 2009 and a SAT Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. On February 3, 2015, the SAT issued SAT Notice 7. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under SAT Notice 7, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this “indirect transfer”. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Notice 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Notice 7 or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following is a discussion of the principal United States federal income tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the United States dollar) all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any state, local, or non-United States tax considerations. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ADSs or Class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ADSs or Class A ordinary shares are urged to consult their tax advisors regarding an investment in our ADSs or Class A ordinary shares.

Based in part on certain representations from the depositary bank, a U.S. Holder of ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked goodwill are taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Assuming that we are the owner of Beijing 58 for United States federal income tax purposes, we believe that we primarily operate as an active provider of online marketing services. Based on our current income and assets and projections as to the value of our assets based, in part, on the market value of our ADSs and outstanding Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2014 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate becoming a PFIC, because our value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

Furthermore, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. Because PFIC status is a fact-intensive determination made on an annual basis and will depend upon the composition of our assets and income and the value of our tangible and intangible assets from time to time, no assurance can be given that we will not become a PFIC in a subsequent taxable year. In particular, if we are a PFIC for any year during which a U.S. Holder holds our ADSs or Class A ordinary shares, we generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares unless we cease to be a PFIC and the U.S. Holder makes a “deemed sale” election with respect to the ADSs or Class A ordinary shares.

The discussion below under “Dividends” and “Sale or Other Disposition of ADSs or Class A Ordinary Shares” assumes that we will not be a PFIC for U.S. federal income tax purposes. The United States federal income tax rules that apply if we are a PFIC for the current or any subsequent taxable year are generally discussed below under “Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be treated as a “dividend” for United States federal income tax purposes. A non-corporate recipient of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We generally will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or Class A ordinary shares that are readily tradable on an established securities market in the United States, or (ii) if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program. Because our ADSs (but not our Class A ordinary shares) are listed on the NYSE, we believe that the ADSs are readily tradable on an established securities market in the United States and that we are a qualified foreign corporation with respect to dividends paid on our ADSs, but not with respect to dividends paid on our Class A ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. Any capital gain or loss will be long-term gain or loss if the ADSs or Class A ordinary shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

•	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
•	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income; and
•	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares and any of our non-United States subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be subject to the rules described above on certain distributions by a lower-tier PFIC and a disposition of shares of a lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions. U.S. Holders should consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” may make a mark-to-market election with respect to our ADSs, but not our Class A ordinary shares, provided that the ADSs continue to be listed on the NYSE and continue to be regularly traded. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or Class A ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or Class A ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or Class A ordinary shares.

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

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report with the U.S. Internal Revenue Service. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Medicare Tax

Recently enacted legislation generally imposes a 3.8% Medicare tax on a portion or all of the net investment income of certain individuals with a modified adjusted gross income of over $200,000 (or $250,000 in the case of joint filers or $125,000 in the case of married individuals filing separately) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally includes interest, dividends (including dividends paid with respect to our ADSs or Class A ordinary shares), annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange or other taxable disposition of an ADS or Class A ordinary share) and certain other income, reduced by any deductions properly allocable to such income or net gain. U.S. holders are urged to consult their tax advisors regarding the applicability of the Medicare tax to their income and gains in respect of their investment in the ADSs or Class A ordinary shares.

Information Reporting and Backup Withholding

Pursuant to the Hiring Incentives to Restore Employment Act enacted on March 18, 2010, in tax years beginning after the date of enactment, an individual U.S. Holder and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or Class A ordinary shares, if such ADSs or Class A ordinary shares are not held on his or her behalf by a U.S. financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to the ADSs or Class A ordinary shares and proceeds from the sale, exchange or redemption of the ADSs or Class A ordinary shares may be subject to information reporting to the IRS and United States backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders should consult their tax advisors regarding the application of the United States information reporting and backup withholding rules. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s United States federal income tax liability, and a U.S. Holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-191424), as amended, including the prospectus contained therein, to register our ordinary shares in relation to our initial public offering and our registration statement on Form F-1 (File Number: 333-194610), as amended, including the prospectus contained therein, to register our ordinary shares in relation to a follow-on public offering. We have also filed with the SEC a related registration statement on F-6 (Registration No. 333-191776) to register the ADSs.

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

Foreign Exchange Risk

Our operating transactions and assets and liabilities are mainly denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by, among other things, changes in the PRC political and economic conditions and the PRC foreign exchange policies. Renminbi appreciated against the U.S. dollar after the RPC government changes its decade-old policy of pegging the value of Renminbi to the U.S. dollar in 2005. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the PRC government has allowed the Renminbi to appreciate slowly against the U.S. dollar again. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The net foreign exchange loss recognized in 2014 was insignificant. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in fixed rate term deposits and variable rate short-term financial products with original maturities of less than a year. Investments in both fixed rate and variable rate interest-earning instruments carry a degree of interest rate risk. Fixed rate instruments may have their fair market value adversely impacted due to a rise in interest rates, while variable rate instruments may produce less income than expected if interest rates fall. Due in part to these factors, our future interest income and investment income may fall short of expectations due to changes in market interest rates. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates, and therefore have not used any derivative financial instruments to manage our interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank may agree from time to time. In 2014, received approximately US$1.0 million reimbursement from the depository for our expenses incurred in connection with the establishment and maintenance of the ADS program.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to (1) the registration statement on Form F-1, as amended (File Number: 333-191424), which became effective on October 30, 2013 and (2) the registration statement on Form F-1, as amended (File Number: 333-194610), which became effective on March 27, 2014.

We received net proceeds of approximately US$200.0 million from our initial public offering and approximately US$73.0 million from our follow-on offering. For the period from October 30, 2013, the date that the F-1 Registration Statement was declared effective by the SEC, to December 31, 2014, the net proceeds received from our initial public offering were mainly used as follows:

•	approximately US$16.8 million for the purchase of new office building;
•	approximately US$23.0 million for the purchases of long-term investment;
•	approximately US$31.2 million for the purchase of short-term investment; and
•	approximately US$131.6 million for the purchase of term deposits.

We still intend to use the remainder of the proceeds from our initial public offering and follow-on offering, as disclosed in our registration statements on Form F-1, for (1) the acquisition of, or investment in, technologies, solutions or businesses that complement our business although we are not currently negotiating any acquisition transactions, and (2) general corporate purposes, which may include investment in our product development, engineering capability, sales and marketing activities, technology infrastructure, capital expenditures, improvement of corporate facilities and other general and administrative matters.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2014, the end of the period covered by this annual report, and has concluded that, as of such date, our disclosure controls and procedures were ineffective solely due to the material weakness that existed in our internal control over financial reporting described below in “Management’s Annual Report on Internal Control over Financial Reporting”.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company's receipts and expenditures are being made only in accordance with authorizations of a company's management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2014 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

The following material weakness in internal control over financial reporting has been identified as of December 31, 2014.

The material weakness is related to the lack of sufficient accounting personnel to perform the reconciliation controls over advertising expenses related accounts.

Because of the material weakness described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014 and has issued an attestation report as set forth below.

Changes in Internal Control over Financial Reporting

During 2014, we implemented the following measures with respect to improving internal controls over financial reporting: (1) We have developed appropriate U.S. GAAP accounting policies and designed controls over our significant accounting processes, entity level controls and financial reporting close process; (2) We engaged an external consulting firm to assist us to assess Sarbanes-Oxley compliance readiness and improve overall internal controls; (3) We added more staff to our finance team, most of whom with big 4 accounting firm or U.S. listed company finance or accounting experience; (4) Headed by our internal control team, we coordinated all business units to review and test our internal controls. Throughout the year, we made various improvements on procedures and processes and implemented numerous mitigation controls; and (5) We also provided out staff with regular internal and external U.S. GAAP/accounting related trainings opportunities.

The actions we have taken, as listed above, have helped strengthen our internal control over financial reporting. However, the advertising expenses in 2014 increased significantly compared with prior year, but we did not hire additional or re-allocate our existing resources on performing the related reconciliation control. As such, management concluded that there was a material weakness at December 31, 2014 related to the lack of sufficient accounting personnel to perform the reconciliation controls over advertising expenses related accounts.

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Management's Plan for Remediation of Material Weakness

Management has been actively engaged in developing remediation plans to address the above material weakness. To remediate our identified material weakness, we plan to (1) hire additional staff to perform the account balance reconciliation for the advertising expenses related accounts; and (2) adding additional review resource to review the account reconciliations and other controls for the advertising expense related accounts. To further strengthen the controls over the advertising expenses related accounts, we plan to add additional detective controls such as confirming material advertising expense related account balance at quarter end with third parties and adding additional review performed by a separate team in finance department for key advertising expenses accounts.

We expect to fully implement the measures discussed above by the end of 2015 and will continue to improve internal controls over financial reporting.

Attestation Report of Independent Registered Public Accounting Firm

PricewaterhouseCoopers Zhong Tian LLP has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in its report, which appears on page F-2 of this Form 20-F.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Herman Yu qualifies as an audit committee financial expert and that Herman Yu qualifies as an independent director (under the standards set forth under Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act).

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers, employees and advisors, which became effective in November 2013. We have posted a copy of our code of business conduct and ethics on our website at www.58.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following tables sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the years ended December 31, 2012, 2013 and 2014. We did not pay any other fees to our auditors during the periods indicated below.

	2012	2013	2014
	US$	US$	US$
	(In thousands)
Audit fees(1)	508	839	1,409
Tax fees(2)	—	47	—
Other fees(3)	—	—	335

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements.
(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.
(3)	“Other fees” represent the aggregate fees for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees” provided by our principal auditors.

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

In June 2014, we repurchased an aggregate of 27,603,750 Class B ordinary shares of us from certain of our pre-IPO shareholders at US$20 per ordinary share, for an aggregate purchase price of approximately US$552.1 million. Participants in the share repurchase included DCM Affiliates Fund V, L.P., DCM V, L.P., SB Asia Investment Fund II L.P., Dong Yang, and WP X Asia Online Investment Holdings Limited, from which we purchased 186,720, 7,652,229, 8,537,341, 862,291 and 10,365,169 Class B ordinary shares, respectively.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. Among other things, Section 303A.08 of the NYSE Listed Company Manual requires shareholder approval of material revisions to equity-compensation plans and Section 312.03(c) of the NYSE Listed Company Manual requires shareholder approval of new share issuances above the 20% threshold specified therein. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE corporate governance listing standards. We have elected to follow the Cayman Islands practices with respect to the amendment of our 2013 share incentive plan to increase the total number of ordinary shares that may be issued pursuant to awards granted under the plan. In addition, we have also elected to follow the Cayman Islands practices with respect to the issuance of new ordinary shares above the 20% threshold as specified in Section 312.03(c).

Other than the two matters described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of 58.com Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
2.3	Deposit Agreement dated October 31, 2013, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-S-8 (File No. 333-194873), initially filed with the Security and Exchange Commission on March 28, 2014).
2.4	Amended and Restated Shareholders’ Agreement dated as of August 4, 2011 among the Registrant, its ordinary shareholders and preference shareholders (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.1	Form of Underwriting Agreement among the Registrant, Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. and each of the underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.2	Form of Underwriting Agreement among the Registrant, Morgan Stanley & Co. International plc, Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. and each of the underwriters named therein (incorporated herein by reference to Exhibit 1.1 to the registration statement on Form F-1 (File No. 333-194610), as amended, initially filed with the Security and Exchange Commission on March 17, 2014).
4.3	2010 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.4	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

Exhibit Number	Description of Document
4.5	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.6	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.7	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Beijing Chengshi Wanglin Information Technology Co., Ltd. and Beijing 58 Information Technology Co., Ltd. dated October 10, 2011 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.8	English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.9	English translation of the Exclusive Option Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.10	English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.11	English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.12	Subscription Agreement dated as of October 17, 2013 between the Registrant and DCM Hybrid RMB Fund (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.13*	Investment Agreement, dated June 27, 2014, between the Registrant and Ohio River Investment Limited
4.14*	Investor Rights Agreement, dated June 30, 2014, between the Registrant, Ohio River Investment Limited, Nihao China Corporation and Jinbo Yao
4.15*	Form of Share Repurchase Agreement, dated June 27, 2014, between the Registrant and each of DCM Affiliates Fund V, L.P., DCM V, L.P., SB Asia Investment Fund II L.P., Dong Yang, and WP X Asia Online Investment Holdings Limited, respectively

Exhibit Number	Description of Document
4.16*	English Summary of Cooperation Agreement, dated September 25, 2014, by and between Beijing Electronics Zone Investment and Development Co., Ltd. and Beijing Chengshi Wanglin Information Technology Co., Ltd.
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Han Kun Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

58.com Inc.

By:	/s/ Jinbo Yao Name: Jinbo Yao Title: Chairman and Chief Executive Officer

Date: April 29, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Director and Shareholders of 58.com Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of 58.com Inc. and its subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”) at December 31, 2014 and December 31, 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Group did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control —  Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting relating to the lack of sufficient accounting personnel to perform the reconciliation controls over advertising expenses related accounts, existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report On Internal Control over Financial Reporting appearing under Item 15 of this Annual Report on Form 20-F. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and our opinion regarding the effectiveness of the Group’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Group’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Group’s internal control over financial reporting based on our audits (which was an integrated audit in 2014). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Zhong Tian LLP
Beijing, the People’s Republic of China
April 29, 2015

58.com Inc.

CONSOLIDATED BALANCE SHEETS
As of December 31, 2013 and 2014
(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	As of December 31
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	60,494	111,376
Restricted cash	—	1,314
Term deposits	152,190	281,513
Short-term investments	98,411	216,146
Accounts receivable	4,292	6,282
Prepayments and other current assets	9,110	24,131
Total current assets	324,497	640,762
Non-current assets:
Property and equipment, net	6,427	17,899
Intangible assets, net	65	460
Long-term investments	—	23,784
Long-term prepayments	2,352	21,027
Total non-current assets	8,844	63,170
Total assets	333,341	703,932
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of US$1,123 and US$6,698 as of December 31, 2013 and 2014, respectively)	8,309	16,029
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to the Company of US$42,942 and US$62,455 as of December 31, 2013 and 2014, respectively)	55,099	95,336
Customer advances and deposits (including customer advances and deposits of the consolidated VIEs without recourse to the Company of US$5,670 and US$10,095 as of December 31, 2013 and 2014, respectively)	21,369	35,983
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of US$1,751 and US$1,637 as of December 31, 2013 and 2014, respectively)	2,264	7,392
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the Company of US$8,471 and US$11,343 as of December 31, 2013 and 2014, respectively)	17,962	28,804
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of US$2,181 and US$6,681 as of December 31, 2013 and 2014, respectively)	8,055	13,071
Total current liabilities	113,058	196,615
Total liabilities	113,058	196,615
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 5,000,000,000 and 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) shares authorized, 158,876,693 (including 27,064,706 Class A and 131,811,987 Class B) and 176,375,211 (including 101,574,732 Class A and 74,800,479 Class B) shares issued and outstanding as of December 31, 2013 and 2014, respectively)	2	2
Additional paid-in capital	359,276	624,381
Accumulated deficit	(138,419)	(115,775)
Accumulated other comprehensive loss	(576)	(1,291)
Total shareholders’ equity	220,283	507,317
Total liabilities and shareholders’ equity	333,341	703,932

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the Years Ended December 31, 2012, 2013 and 2014
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Year Ended December 31,
	2012	2013	2014
Revenues:
Membership	47,919	85,725	139,490
Online marketing services	28,509	58,457	125,033
Other services	10,694	1,565	455
Total revenues	87,122	145,747	264,978
Cost of revenues(1)	10,406	8,471	13,844
Gross profit	76,716	137,276	251,134
Operating expenses(1):
Sales and marketing expenses	76,422	84,534	180,148
Research and development expenses	18,464	25,138	43,676
General and administrative expenses	13,088	12,983	20,633
Total operating expenses	107,974	122,655	244,457
Income/(loss) from operations	(31,258)	14,621	6,677
Other income/(expenses):
Interest income	233	603	8,527
Investment income/(loss), net	(355)	2,728	10,245
Foreign currency exchange gain/(loss), net	(62)	548	(2,510)
Others, net	1,041	1,057	5,891
Income/(loss) before tax	(30,401)	19,557	28,830
Income tax expense	—	—	(6,186)
Net income/(loss)	(30,401)	19,557	22,644
Accretion to preference shares redemption values	(10,233)	(9,134)	—
Income attributable to preference shareholders	—	(1,230)	—
Net income/(loss) attributable to ordinary shareholders	(40,634)	9,193	22,644
Net income/(loss)	(30,401)	19,557	22,644
Foreign currency translation adjustment, net of nil tax	(48)	(570)	396
Unrealized loss on available-for-sale securities	—	—	(1,111)
Comprehensive income/(loss)	(30,449)	18,987	21,929
Net income/(loss) per ordinary share attributable to ordinary shareholders – basic	(0.92)	0.14	0.13
Net income/(loss) per ordinary share attributable to ordinary shareholders – diluted	(0.92)	0.13	0.13
Net income/(loss) per ADS-basic (1 ADS represents 2 Class A ordinary shares)	(1.84)	0.29	0.27
Net income/(loss) per ADS-diluted (1 ADS represents 2 Class A ordinary shares)	(1.84)	0.27	0.26
Weighted average number of ordinary shares used in computing basic earnings per share	44,245,388	63,717,007	168,589,273
Weighted average number of ordinary shares used in computing diluted earnings per share	44,245,388	69,159,524	174,024,997

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	30	36	18
Sales and marketing expenses	270	445	1,395
Research and development expenses	489	996	2,403
General and administrative expenses	882	1,388	2,357

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)
For the Years Ended December 31, 2012, 2013 and 2014
(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	Ordinary shares		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income/(loss)	Total shareholders’ equity/(deficit)
	Shares*	Amount
Balance as of December 31, 2011	44,245,388	1	—	(113,349)	42	(113,306)
Share-based compensation	—	—	1,671	—	—	1,671
Exercise of share options	—	—	253	—	—	253
Preference shares accretions	—	—	(1,924)	(8,309)	—	(10,233)
Net loss	—	—	—	(30,401)	—	(30,401)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(48)	(48)
Balance as of December 31, 2012	44,245,388	1	—	(152,059)	(6)	(152,064)
Share-based compensation	—	—	2,865	—	—	2,865
Exercise of share options	—	—	557	—	—	557
Preference shares accretions	—	—	(3,217)	(5,917)	—	(9,134)
Net income	—	—	—	19,557	—	19,557
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(570)	(570)
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of US$4,575	27,064,706	—	210,421	—	—	210,421
Conversion of preference shares upon IPO	87,566,599	1	148,650	—	—	148,651
Balance as of December 31, 2013	158,876,693	2	359,276	(138,419)	(576)	220,283
Share-based compensation	—	—	6,173	—	—	6,173
Exercise of share options	4,297,268	—	3,304	—	—	3,304
Net income	—	—	—	22,644	—	22,644
Foreign currency translation adjustment, net of nil tax	—	—	—	—	396	396
Unrealized loss on available-for-sale securities	—	—	—	—	(1,111)	(1,111)
Issuance of ordinary shares upon follow-on offering, net of issuance costs of US$1,253	4,000,000	—	71,707	—	—	71,707
Issuance of ordinary shares to Tencent, net of issuance costs of US$104	36,805,000	—	735,996	—	—	735,996
Repurchase of ordinary shares from pre-IPO shareholders	(27,603,750)	—	(552,075)	—	—	(552,075)
Balance as of December 31, 2014	176,375,211	2	624,381	(115,775)	(1,291)	507,317

*	Ordinary shares include Class A ordinary shares and Class B ordinary shares, please refer to Note 14.

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2013 and 2014
(U.S. dollars in thousands, except share data, unless otherwise noted)

	For the Year Ended December 31,
	2012	2013	2014
Cash flows from operating activities:
Net income/(loss)	(30,401)	19,557	22,644
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation expenses	1,671	2,865	6,173
Depreciation and amortization expenses	3,879	4,657	5,607
Investment (income)/loss	1,000	—	(2,146)
Loss on disposal of property and equipment	67	—	40
Foreign currency exchange (gain)/loss, net	62	(548)	2,510
Changes in operating assets and liabilities:
Accounts receivable	(521)	(1,097)	(1,990)
Prepayments and other assets	924	(2,318)	(16,000)
Accounts payable	(9,129)	(2,647)	6,021
Deferred revenues	13,555	26,145	40,229
Customer advances and deposits	7,227	10,329	14,615
Salary and welfare payable	4,194	5,549	10,785
Taxes payable	780	387	5,128
Accrued expenses and other current liabilities	1,964	3,425	4,969
Net cash provided by/(used in) operating activities	(4,728)	66,304	98,585
Cash flows from investing activities:
Purchase of property and equipment	(5,227)	(4,177)	(32,476)
Purchase of intangible assets	(28)	—	—
Cash received for disposal of property and equipment	—	—	44
Purchase of long-term investments	—	—	(23,781)
Purchase of term deposits	—	(152,190)	(382,552)
Proceeds from maturity of term deposits	—	—	250,907
Purchase of short-term investments	(212,753)	(397,266)	(652,892)
Proceeds from maturity of short-term investments	190,855	323,587	535,322
Other cash proceeds related to investing activities.	—	—	156
Net cash used in investing activities	(27,153)	(230,046)	(305,272)
Cash flows from financing activities:
Proceeds from exercise of share options	253	557	3,286
Proceeds from issuance of 25,300,000 Class A ordinary shares in IPO	—	199,954	—
Proceeds from issuance of 1,764,706 Class A ordinary shares in the private placement to DCM Hybrid RMB Fund concurrently with IPO	—	15,000	—
Proceeds from issuance of 4,000,000 Class A ordinary shares in follow-on offering	—	—	72,960
Proceeds from issuance of ordinary shares to Tencent	—	—	736,100
Payments for repurchase of ordinary share from pre-IPO shareholders	—	—	(552,075)
Payment for issuance expenses	—	(2,168)	(2,841)
Net cash provided by financing activities	253	213,343	257,430
Effect of exchange rate changes on cash and cash equivalents	(14)	224	139
Net increase/(decrease) in cash and cash equivalents	(31,642)	49,825	50,882
Cash and cash equivalents at the beginning of the year	42,311	10,669	60,494
Cash and cash equivalents at the end of the year	10,669	60,494	111,376
Supplemental disclosure of cash flow information:
Income tax paid	—	—	1,194
Supplemental disclosure of non-cash activities:
Property and equipment in accounts payable	394	28	1,813
Accretions to preference shareholders redemption values	10,233	9,134	—
Restricted cash relating to share-based compensation plan	—	—	1,314

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

1. Organization and principal activities

58.com Inc. (the “Company”), through its consolidated subsidiaries, variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the operation of an online marketplace serving local merchants and consumers in the People’s Republic of China (the “PRC” or “China”) through its website 58.com.

As of December 31, 2014, the Company’s major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Name	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned subsidiaries of the Company:
China Classified Network Corporation (“CCNC BVI”)	January 5, 2010	British Virgin Islands	100%
China Classified Information Corporation Limited (“CCIC HK”)	January 18, 2010	Hong Kong	100%
Beijing Chengshi Wanglin Information Technology Co., Ltd. (“Wanglin” or “WFOE”)	March 8, 2010	PRC	100%
58 Tongcheng Information Technology Co., Ltd. (“58 Technology”)	March 15, 2012	PRC	100%
VIEs and VIEs’ subsidiaries:
Beijing 58 Information Technology Co., Ltd. (“Beijing 58”)	December 12, 2005	PRC	100%
58 Co., Ltd.	July 28, 2011	PRC	100%
Tianjin 58 Daojia Life Services Co., Ltd. (“58 Home”)	August 19, 2014	PRC	100%

History of the Group and basis of presentation

The Company (formerly known as “China Classified Network (Cayman) Corporation”) was incorporated as a limited liability company in the Cayman Islands in May 2011. Through a share exchange in July 2011, all the shareholders of CCNC BVI exchanged all of their outstanding ordinary and preference shares of CCNC BVI for ordinary and preference shares of the Company on a one-for-one basis. As a result, CCNC BVI became a wholly owned subsidiary of the Company. Given there was no change in each shareholder’s proportionate shareholdings and respective rights and obligations before and after the share exchange, the transaction was accounted for in a manner similar to a pooling-of-interest with the assets and liabilities stated at their historical amounts in the Company’s consolidated financial statements.

The Group began its operations in China in December 2005 through Beijing 58, a PRC limited liability company founded by Mr. Jinbo Yao, the CEO of the Group, and several angel investors (collectively, “the Founding Shareholders”). Other entities within the Group listed above were established by the shareholders of the Company to facilitate the Group to conduct overseas financing and in anticipation of the Company’s initial public offering overseas.

Through a series of contemplated transactions in July 2006, Chengshi Wangxun (Beijing) Information Technology Co., Ltd., or Wangxun, was established to control Beijing 58 through contractual arrangements and to receive overseas financing from SB Asia Investment Fund II L.P. (“SAIF”). Through another series of contemplated transactions in 2010, CCNC BVI became the parent company of the Group and received additional overseas financing from DCM V.L.P. and DCM Affiliates Fund V.L.P. (collectively, the “DCM”) via (i) the establishment of CCNC BVI, (ii) the repurchase and issuance of shares by CCNC BVI to provide

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

1. Organization and principal activities  – (continued)

shareholders with their prior proportionate equity interests in the Group, (iii) the establishment of subsidiaries CCIC HK and Wanglin, (iv) a change in Beijing 58’s primary beneficiary from Wangxun to Wanglin, (v) the issuance of preference shares to DCM. Throughout these reorganization transactions, the Group’s business continued to be carried out by Beijing 58 without changes in senior management or changes in control of Beijing 58. Accordingly, pursuant to the guidance in ASC 805, “Business Combinations”, the new entities that were established to consolidate Beijing 58 were identified as the acquirees for accounting purposes and there was no change in financial statements preparation basis as the result of these reorganization transactions.

On October 17, 2013, concurrently with and subject to the completion of the IPO, DCM Hybrid RMB Fund, a fund affiliated with DCM V.L.P., the Group’s existing shareholder, agreed to purchase from the Group US$15,000 Class A ordinary shares at a price per share equal to the IPO price adjusted to reflect the ADS-to-ordinary share ratio, or an aggregate of 1,764,706 Class A ordinary shares at a price of US$8.50 per Class A ordinary share.

The Company’s American Depository Share (“ADS”) commenced trading on October 31, 2013 on the New York Stock Exchange (“NYSE”) and the underwriters subsequently exercised their options to purchase additional ADSs on November 5, 2013. As a result of the IPO and the concurrent private placement, the Company issued and sold a total of 27,064,706 Class A ordinary shares, including 12,650,000 ADSs issued and sold during the IPO and 1,764,706 Class A ordinary shares purchased by DCM Hybrid RMB Fund at US$15,000 in the concurrent private placement. Each ADS represents two Class A ordinary shares. The net proceeds received by the Company from the IPO and the concurrent private placement, after deducting underwriter commissions, amounted to approximately US$214,954. Upon the completion of the IPO, all of the Company’s 87,566,599 outstanding preference shares and 44,245,388 outstanding ordinary shares were converted into Class B ordinary shares immediately as of the same date at one-for-one basis. Please refer to Note 14 for the dual class structure.

The Company and certain selling shareholders completed the follow-on public offering of ADSs on April 2, 2014. As a result of these transactions, the Company issued and sold 2,000,000 ADSs and the selling shareholders sold an aggregate of 4,900,000 ADSs at the price of US$38.00 per ADS. The net proceeds received by the Company, after deducting underwriter commissions, amounted to approximately US$72,960. The Company did not receive any proceeds from the sale of the ADSs by the selling shareholders.

On June 30, 2014, Tencent Holdings Limited (“Tencent”), a leading provider of comprehensive Internet services in China purchased 36,805,000 ordinary shares from the Company at a purchase price of US$40.00 per ADS, or a total cash consideration of US$736,100. The Company used part of the proceeds from this transaction to repurchase an aggregate of 27,603,750 ordinary shares from existing pre-IPO shareholders including a director who is also an Audit Committee member of our company at the same price of US$40.00 per ADS.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

1. Organization and principal activities  – (continued)

The following is a summary of the Contractual Agreements:

Exclusive Business Cooperation Agreement

Under the amended-and-restated exclusive business cooperation agreement between the WFOE and Beijing 58 dated October 10, 2011, the WFOE has the exclusive right to provide Beijing 58 the technical and business support and consulting services related to Beijing 58’s business operations. The WFOE owns the intellectual property rights developed by either the WFOE or Beijing 58 in the performance of this agreement. Beijing 58 has agreed to pay a service fee to the WFOE based on services performed. The term of the exclusive business cooperation agreement is 10 years and can be extended indefinitely at the WFOE’s sole discretion. The WFOE had collected approximately US$384 of service fee payment from a subsidiary of Beijing 58 as of December 31, 2014.

Equity Interest Pledge Agreement

Under the amended-and-restated equity pledge agreements among Beijing 58, its shareholders and the WFOE dated June 28, 2013, the shareholders have pledged their respective equity interests in Beijing 58 to secure Beijing 58’s performance under the exclusive business cooperation agreement. The shareholders agree that they shall not sell, mortgage or dispose any of Beijing 58’s equity interest without the prior written consent of the WFOE. During the equity pledge period, the WFOE is entitled to all dividends and other distributions made by Beijing 58. The equity pledge agreement will remain binding until Beijing 58 discharges all its obligations under the exclusive business cooperation agreement at the expiration of the exclusive business cooperation agreement.

Exclusive Option Agreement

Under the amended-and-restated exclusive option agreement among Beijing 58, its shareholders and the WFOE dated June 28, 2013, the shareholders of Beijing 58 irrevocably granted the WFOE or its designated person an irrevocable, unconditional and exclusive option to purchase, to the extent permitted by applicable PRC laws, all of the equity interest in Beijing 58 from shareholders for a nominal consideration or a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. The term of the exclusive option agreement is 10 years and can be extended indefinitely at the WFOE’s sole discretion.

Power of Attorney

Pursuant to the amended-and-restated power of attorney signed among Beijing 58, its shareholders and the WFOE dated June 28, 2013, the shareholders of Beijing 58 irrevocably appointed the WFOE as their exclusive agent and attorney and vested the WFOE with full power to exercise all their rights as shareholders of Beijing 58, including all voting rights. The power of attorney will remain in effect indefinitely as long as the shareholders remain as Beijing 58 shareholders.

Risks in Relation to the VIE Structure

As of December 31, 2014, the aggregate accumulated losses of VIEs and VIEs’ subsidiaries were approximately US$77,493, which has been included in the consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

1. Organization and principal activities  – (continued)

The following financial statement amounts and balances of the Group’s VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2013 and 2014 and for the three years ended December 31, 2012, 2013 and 2014:

	As of December 31,
	2013	2014
	US$	US$
Cash and cash equivalents	4,741	16,296
Short-term investments	14,762	65,053
Accounts receivable	1,622	2,978
Prepayments and other current assets	5,839	8,180
Property and equipment, net	2,362	7,043
Long-term investments	—	784
Long-term prepayments	674	1,961
Total assets	30,000	102,295
Accounts payable	1,123	6,698
Deferred revenues	42,942	62,455
Customer advances and deposits	5,670	10,095
Taxes payable	1,751	1,637
Salary and welfare payable	8,471	11,343
Inter-company payable	40,565	78,992
Accrued expenses and other current liabilities	2,181	6,681
Total liabilities	102,703	177,901

	For the year ended December 31,
	2012	2013	2014
	US$	US$	US$
Revenue	68,867	72,427	101,819
Net income/(loss)	10,032	8,473	(3,944)
Net cash (used in)/provided by operating activities	(22,792)	4,116	68,132
Net cash used in investing activities	(12,674)	(1,555)	(56,539)
Net cash provided by financing activities	34,111	—	—

Under the contractual arrangements with Beijing 58 and through its equity interest in its subsidiaries, the Group has the power to direct activities of the VIEs and VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and VIEs’ subsidiaries. Therefore the Group considers that there is no asset of the VIEs and VIEs’ subsidiaries that can be used only to settle their obligations. As the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for all the liabilities of the consolidated VIEs and VIEs’ subsidiaries.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

1. Organization and principal activities  – (continued)

The Company’s ability to control Beijing 58 also depends on the power of attorney and the WFOE has to vote on all matters requiring shareholder approval in Beijing 58. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

It is possible that the Group’s operation of certain of its operations and businesses through VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to reach the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industry. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group operates certain of its operations and businesses through VIEs, regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue all or any portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;
•	require the Group to discontinue or restrict operations;
•	restrict the Group’s right to collect revenues;
•	block the Group’s websites;
•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;
•	impose additional conditions or requirements with which the Group may not be able to comply; or
•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of Beijing 58 (through its equity interest in its subsidiaries) or

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

1. Organization and principal activities  – (continued)

the right to receive their economic benefits, the Group would no longer be able to consolidate Beijing 58 and its subsidiaries. In the opinion of management, the likelihood of loss in respect of the Group’s current ownership structure or the contractual arrangements with its VIEs is remote.

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

The Company’s VIEs’ assets are comprised of recognized and unrecognized revenue-producing assets. The recognized revenue producing assets mainly include purchased servers, which were in the line of “Property and equipment, net” in the table above. The unrecognized revenue-producing assets mainly consist of the Internet Content Provider license (“ICP” license), trademarks, copyrights and registered patents, which have no recorded value.

As of December 31, 2014, the VIEs hold the ICP license, which is necessary for the operation of the website and provision of value-added telecommunications services in China, and have registered 42 trademarks, including  and  and 22 copyrights. The VIEs also have one registered patents and applied for the registration of 7 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing.

The VIEs’ business operations rely in part on the technologies covered by the registered patents to generate revenues. Such technologies include (1) the data verification and processing technology used to verify and process local merchant information; (2) the data researching technology provided to end-users enable them to find the exact information they want in the shortest time; (3) the data publishing technology provided to end-users or merchants to help them to publish their service information more efficiently.

2. Principal accounting policies

(a) Principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

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

All significant transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation.

(b) Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

2. Principal accounting policies  – (continued)

include revenue recognition, the valuation allowance of deferred tax assets, the determination of uncertain tax position, the valuation and recognition of share-based compensation, the accruals for employee benefits and the determination of the estimated useful lives of property and equipment.

(c) Functional currency and foreign currency translation

The Group uses United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the BVI and Hong Kong is US$, while the functional currency of the other entities in the Group is Renminbi (“RMB”). In the consolidated financial statements, the financial information of the Company’s PRC subsidiary, the VIEs and VIEs’ subsidiaries, which use RMB as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date; equity amounts are translated at historical exchange rates; and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity/(deficit).

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

(d) Fair value of financial instruments

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

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

The Group’s financial instruments mainly include cash and cash equivalents, term deposits, short-term investments, accounts receivable, accounts payable, deferred revenues, customer advances and deposits, and accrued liabilities and other current liabilities, of which the carrying values approximate their fair value. Please see Note 11 for additional information.

(e) Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

2. Principal accounting policies  – (continued)

The following table sets forth a breakdown of the Group’s cash and cash equivalents by currency denomination, jurisdiction and geographical location as of December 31, 2013 and 2014:

	US$ in thousands					RMB in thousands					US$ in thousands
	USA	Hong Kong	China Non VIE	China VIE	Total	USA	Hong Kong	China Non VIE	China VIE	Total	Total translated to USD
December 31, 2013	362	30,251	13,532	2	44,147	60,000	3,095	7,258	28,896	99,249	60,494
December 31, 2014	3	43,066	108	2	43,179	434	7	317,156	99,706	417,303	111,376

(f) Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months to up to one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income /(loss) during the periods presented.

(g) Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets and investment in available-for-sale securities of a public traded company.

The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as investment income/(loss), net. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 11 for additional information.

The available-for-sale securities are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income or loss in equity. The Group reviews its available-for-sale securities for other-than-temporary impairment (“OTTI”) based on the specific identification method. If the cost of an investment exceeds the investment’s fair value, the Group considers quantitative and qualitative evidence including general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment in determining whether to record an OTTI.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

2. Principal accounting policies  – (continued)

(i) Property and equipment

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Computers and equipment	3 – 5 years
Motor vehicles	4 – 5 years
Furniture and fixtures	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

(j) Long-term investments

Long-term investments represent the Group’s investments in privately held companies.

In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income/(loss) after the date of acquisition. The Group will discontinue applying equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For long-term investments over which the Group does not have significant influence, the cost method accounting is used. For long-term investments in shares that are not ordinary shares or in-substance ordinary shares and that do not have readily determinable fair value, the cost method accounting is used.

The Group continually reviews its long-term investments accounted for under the cost and equity methods to determine whether a decline in fair value to below the carrying value is other than temporary. The primary factors the Group considers in its determination are the length of time that the fair value of the investment is below the Group’s carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value.

(k) Impairment of long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

2. Principal accounting policies  – (continued)

cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of long-lived assets was recognized for years ended December 31, 2012, 2013 and 2014.

(l) Customer advances and deposits

Customers pay in advance to purchase membership services, online marketing services and other services. The cash proceeds received from customers are initially recorded as customer advances and deposits and then transferred to deferred revenues when they are used to purchase desired services.

(m) Revenue recognition

The Group generates revenues primarily from membership and online marketing services. Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured.

The Group has adopted the gross presentation for business tax and related surcharges pursuant to ASC 605-45, “Revenue Recognition: Principal Agent Considerations”. The amount of business tax and related surcharges included in revenues and cost of revenues were US$4,380, US$1,742 and US$1,632 for the years ended December 31, 2012, 2013 and 2014, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax (“VAT”) Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Subsidiaries in different regions were affected at different times as the program was rolled out. Most of the Company’s entities were subject to the VAT Pilot Program as of December 31, 2013 and 2014. With the adoption of the Pilot Program, the Group’s revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. As such, the Group has adopted the net presentation of VAT.

(i) Membership

A membership is a basic services package mainly consisting of the following services: customer certification, display of an online storefront on the Group’s marketplace, preferential listing benefits such as limited daily priority listings and higher quota for free daily listings and access to the Group’s dedicated customer service support team and online account management system. Membership revenues are recognized ratably over the contract period when membership services are provided.

(ii) Online marketing services

The Group’s online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple deliverables, revenues are allocated to each unit of accounting based on relative selling price of each unit of accounting according to the selling price hierarchy established by ASU No. 2009–13. The Group uses (a) vendor-specific objective evidence of selling price, if it exists, (b) otherwise, third-party evidence of selling price. If neither (a) nor (b) exists, the Group will use (c) the management’s best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

2. Principal accounting policies  – (continued)

(iii) Other services

Other services include (1) group buying services, which the Group started in 2010 but significantly scaled back since mid-2012, and (2) various other services. The Group recognises other service revenue when the related service is rendered. For group buying, the Group recognises revenue on a net basis, i.e. based on the difference between the amounts collected from customers and amounts paid to third party merchants, at the time when the customers redeem the coupon and when the Group has no further obligations.

(n) Cost of revenues

Costs of revenues mainly consist of costs associated with the production and operation of websites, which include fees paid to third parties for internet connection, content and services, payroll-related expenses, equipment depreciation associated with the website production and operation, and business taxes, etc.

(o) Advertising expenses

Advertising costs are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising costs are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2012, 2013 and 2014, advertising expenses recognized in the consolidated statements of comprehensive income/(loss) were US$25,063, US$22,703 and US$73,435, respectively.

(p) Research and development expenses

Research and development expenses mainly consist of personnel, rent and depreciation expenses associated with the development of and enhancement to the Group’s websites and expenses associated with research and development. The research and development expenses are expensed as incurred for all the periods presented.

Costs incurred for the preliminary project stage of internal use software are expensed when incurred in research and development expenses. Costs incurred during the application development stage are capitalized when certain criteria are met as stated in ASC 350-40. Costs incurred during the post-implementation-operation stage are also expensed as incurred. As the period qualified for capitalization has historically been very short and the development costs incurred during this period have been insignificant, development costs of internal use software to date have been expensed when incurred.

(q) Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the terms of underlying lease.

(r) Share-based compensation

All share-based awards to employees and directors, including share options, restricted share units (“RSUs”) and ordinary shares awards are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

The Group uses the binominal option pricing model to determine the fair value of share options and account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revising the rate, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses are recorded net of estimated forfeitures such that expenses are recorded only for those share-based awards that are expected to vest.

See Note 15 for further information regarding share-based compensation assumptions and expenses.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

2. Principal accounting policies  – (continued)

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

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income/(loss). The Group did not have any interest or penalties associated with tax positions as of December 31, 2012, 2013 and 2014. As of December 31, 2012, 2013 and 2014, the Group did not have any significant unrecognized uncertain tax positions.

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

(t) Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. Currently, the Group is paying contributions to the social insurance plan for all full-time employees and to the housing fund plans for some employees, but the amounts paid for these employees may not be sufficient as required by the PRC laws and regulations, for which the Group have made provision based on its best estimate. The Group has no legal obligation for the benefits beyond the required contributions.

The Group recorded employee benefit expenses of US$8,871, US$9,385 and US$14,499 for the years ended December 31, 2012, 2013 and 2014, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

2. Principal accounting policies  – (continued)

(u) Government grant

A government grant is recognized as other income when the grant is received and the requirements associated with receipt of the grant have been complied with.

For the years ended December 31, 2012, 2013 and 2014, the Group received government grants of US$1,150, US$982 and US$5,696, respectively, which were included in others, net under other income/(expenses) in the consolidated statements of comprehensive income/(loss).

(v) Ordinary shares

The Company accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

(w) Statutory reserves

The Group’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries in China are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiary, the VIEs and VIEs’ subsidiaries that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

The Group has made no appropriations to statutory surplus fund and other reserve funds for the years ended December 31, 2012, 2013 and 2014 as the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries in China were in accumulated loss positions.

(x) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as a family member or relative, shareholder, or a related corporation.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

2. Principal accounting policies  – (continued)

(y) Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to ordinary shareholders, considering the accretions to redemption value of the preference shares (see Note 16), by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings (loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretions and allocation of net income related to the preference shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preference shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(z) Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustment and unrealized gain/(loss) on available-for-sale securities.

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

(ab) Recently issued accounting pronouncements

In April 2014, the FASB issued ASU 2014-08, “Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This update changed the threshold for reporting discontinued operations and added new disclosures for disposals. Under the updated guidance, a discontinued operation is defined as a component or group of components that is disposed of or is classified as held for sale and represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2014. The adoption of this ASU will not have a material impact on the Group’s consolidated financial statements.

In May 2014, the FASB and IASB issued their converged standard on revenue recognition. The objective of the revenue standard ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)” is to provide a single, comprehensive revenue recognition model for all contracts with customers to improve comparability within industries, across industries, and across capital markets. The revenue standard contains principles that an entity will apply to determine the measurement of revenue and timing of when it is recognized. The underlying principle is that an entity will recognize revenue to depict the transfer of goods or services to

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

2. Principal accounting policies  – (continued)

customers at an amount that the entity expects to be entitled to in exchange for those goods or services. For public companies, the revenue standard is effective for the first interim period within annual reporting periods beginning after December 15, 2016 and early adoption is not permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In August 2014, FASB issued ASU No. 2014-15, “Presentation of Financial Statements — Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The new standard addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The new standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The adoption of this ASU will not have a material impact on the Group’s consolidated financial statements.

In February 2015, the FASB issued ASU 2015-02, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted. The Group is still assessing the potential impact of ASU 2015-02 on its consolidated financial statements.

3. Credit risks and concentration

(a) Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits as well as credit exposures to receivables due from its customers, related parties and other parties.

The Group believes that there is no significant credit risk associated with cash and cash equivalents and term deposits which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries are located.

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

(b) Major customers

There was no customer whose revenue represented over 10% of total revenues in 2012, 2013 or 2014.

The accounts receivable from one internet search company represented approximately 42% and 45% of total accounts receivable as of December 31, 2013 and 2014, respectively. No other customer has receivables representing over 10% of total accounts receivable.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

4. Short-term investments

Short-term investments consisted of the following:

	As of December 31,
	2013	2014
	US$	US$
Variable-rate financial instruments	98,411	207,257
Available-for-sale securities	—	8,889
Total	98,411	216,146

The Group purchased stock of a US listed company in private placement in December 2014 at a cost of US$10,000 and accounted for it as available-for-sale securities. For the year ended December 31, 2014, approximately US$1,111 was recognized as unrealized loss on available-for-sale securities in accumulated other comprehensive loss.

5. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2013	2014
	US$	US$
Prepaid advertising fees	2,789	6,898
Prepaid rental	2,285	4,863
Rental and other deposits	929	2,211
Input VAT	1,106	2,090
Employee advances	519	3,785
Interest receivable	481	2,574
Prepayment for purchase of assets	404	282
Prepayment for office expenses	162	940
Others	435	488
Total	9,110	24,131

The prepaid advertising fees represent prepayments to third parties for advertising services, mainly through television, internet and outdoor media. The advertising expenses are recognized in sales and marketing expenses subsequently, when the services are received.

6. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2013	2014
	US$	US$
Computers and equipment	11,137	24,335
Motor vehicles	647	1,098
Furniture and fixtures	1,641	2,233
Leasehold improvements	3,614	5,928
Total	17,039	33,594
Less: Accumulated depreciation	(10,612)	(15,695)
Net book value	6,427	17,899

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

6. Property and equipment, net  – (continued)

Depreciation and amortization expenses for the years ended December 31, 2012, 2013 and 2014 were US$3,879, US$4,657 and US$5,607, respectively.

7. Long-term investments

The following is a summary of long-term investments:

	As of December 31,
	2013	2014
	US$	US$
Cost method investments:
Investee A(a)	—	20,000
Others(b)	—	3,784
Total cost method investments	—	23,784

(a)	In 2014, the Group purchased ordinary shares of investee A for cash consideration of US$20,000. Investee A is mainly engaged in the provision of temporary driving services. The investment is accounted for under cost method as the Group is unable to exercise significant influence on investee A and the shares do not have readily determinable fair value.
(b)	In 2014, the Group invested in preference share of investee B and in-substance preference share of investee C at a total cash consideration of US$3,784. The investees are mainly engaged in the provision of second-hand automobile sales agency service and driver training service ordering through the internet and mobile internet. The Group accounted for both investments under cost method investment because the shares invested do not have readily determinable fair value.

8. Long-term prepayments

The following is a summary of long-term prepayments:

	As of December 31,
	2013	2014
	US$	US$
Long-term prepaid rental	1,619	2,097
Rental deposits	326	1,436
Long-term prepaid advertising fee	369	—
Prepayment for purchase of office buildings	—	16,883
Prepayment for acquisition of a recruiting business	—	611
Others	38	—
Total	2,352	21,027

The prepayment for purchase of office building represented cash payment made to a third party developer in 2014 to purchase office buildings. The buildings will be used as new corporate headquarters upon completion.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

9. Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2013	2014
	US$	US$
Payable to group buying merchants	4,010	3,228
Payable for advertisement fees	3,057	8,978
Payable related to purchases of property and equipment	28	1,813
Rebate payable to sales agents	1,205	1,691
Others	9	319
Total	8,309	16,029

10. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2013	2014
	US$	US$
Accrued professional fees	2,104	1,079
Accrued telecom and bandwidth fees	887	1,654
Accrued office expenses	1,673	3,916
Payable related to expired group buying coupons	721	585
Payable to 58 home service providers	—	1,812
Deposits from sales agents and others	1,279	2,179
Government subsidy	753	456
Payable to employees related to share-based compensation plan	—	651
Others	638	739
Total	8,055	13,071

11. Fair value measurements

Measured on recurring basis

The Group measured its financial assets including cash and cash equivalents, term deposits and short-term investments at fair value on a recurring basis as of December 31, 2013 and 2014. The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2013	2014
		US$	US$
Cash and cash equivalents	Quoted Prices in Active Market for Identical Assets (Level 1)	60,494	111,376
Term deposits	Quoted Prices in Active Market for Identical Assets (Level 1)	152,190	281,513
Short-term investments:
Variable-rate financial instruments	Significant other observable inputs (Level 2)	98,411	207,257
Available-for-sale securities	Quoted Prices in Active Market for Identical Assets (Level 1)	—	8,889
Total:		311,095	609,035

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

11. Fair value measurements  – (continued)

For other financial assets and liabilities with carrying values that approximate fair value, if measured at fair value in the financial statements, these financial instruments would be classified as Level 3 in the fair value hierarchy.

Measured on nonrecurring basis

The Group’s non-financial assets, such as property and equipment, intangible assets, and cost method investments, would be measured at fair value only if they were determined to be impaired. No impairment of these assets was recognized for the years ended December 31, 2012, 2013 and 2014.

12. Income taxes

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/(loss) from its PRC operations for the years ended December 31, 2012, 2013 and 2014.

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

PRC

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

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

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Wanglin had claimed such Super Deduction in ascertaining its tax assessable profits for the years ended December 31, 2012, 2013 and 2014, respectively. Beijing 58 and 58 Technology had claimed Super Deduction in ascertaining its tax assessable profits for the year ended December 31, 2014.

The EIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

12. Income taxes  – (continued)

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). As of December 31, 2014, all of the Group’s entities in PRC were still in accumulated loss positions. As such, no withholding tax has been provided.

The provisions for income tax expenses are summarized as follows:

	For the Year ended December 31,
	2012	2013	2014
Current tax expenses	2,592	4,148	8,147
Deferred tax benefit	(2,592)	(4,148)	(1,961)
Income tax expenses	—	—	6,186

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Year ended December 31,
	2012	2013	2014
Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(23.3)%	(21.3)%	20.7%
Permanent book-tax differences	(1.7)%	(3.7)%	(9.9)%
Effect of preferential tax rate of HNTE	—	—	(14.3)%
Effective tax rate	0%	0%	21.5%

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

12. Income taxes  – (continued)

Deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2013	2014
	US$	US$
Current
Deferred tax assets:
Accrued payroll and other expenses	3,908	7,069
Less: valuation allowance	(3,908)	(7,069)
Total current deferred tax assets, net	—	—
Non-current
Deferred tax assets:
Net operating loss carry forwards	4,723	4,611
Advertising expenses in excess of deduction limit	18,673	21,650
Others	153	45
Less: valuation allowance	(23,549)	(26,306)
Total non-current deferred tax assets, net	—	—
Total deferred tax assets, net	—	—

As of December 31, 2014, the Group had net operating loss carryforward of US$18,446 which will expire during the period between December 31, 2015 and December 31, 2019. There is no expiration for the advertising expenses that were in excess of annual deduction limit and carried forward.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that these net accumulated operating losses and other deferred tax assets will not be utilized in the future. Therefore, the Group has provided full valuation allowances for the deferred tax assets as of December 31, 2012, 2013 and 2014.

Movement of valuation allowance

	For the years ended December 31,
	2012	2013	2014
	US$	US$	US$
Balance at beginning of the period	22,948	30,580	27,457
Provision	7,632	1,740	12,304
Current period reversal	—	(4,863)	(6,386)
Balance at the end of the period	30,580	27,457	33,375

The current period reversal of valuation allowance is primarily attributed to the utilization of net operating losses and deductible advertising expenses carried forward from prior years.

As of December 31, 2014, the tax years ended December 31, 2010 through 2014 of the Company’s PRC subsidiaries and the affiliated PRC entities are subjected to examination by the PRC tax authorities.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

13. Preference shares

The Group did not authorize or issue any preference shares before 2010. Immediately prior to the IPO, the Group’s preference shares comprised the following:

Series	Date of Issuance	Issue Price Per Share	Redemption Price Per Share	Shares		Carrying Amount
				Authorized	Issued and Outstanding
		US$	US$			US$
A	March 2010	0.37	0.18	27,028,572	27,028,572	9,866
A-1	March 2010	0.53	0.53	19,047,620	19,047,620	13,293
B	December 2010	1.79	1.79	26,247,412	25,210,084	56,910
B	March 2011	2.03	2.03	26,247,412	1,037,328	2,430
B-1	August and September 2011	3.608	3.608	15,243,000	15,242,995	66,152

All of the preference shares were automatically converted to ordinary shares upon the Group’s IPO.

Prior to their automatic conversion to ordinary share upon the Group’s IPO, the preference shares were entitled to certain preferences with respect to conversion, redemption, dividends and liquidation. The holders of Preference Shares were entitled to vote together with the holders of ordinary shares, and not as a separate class, on all matters put before the shareholders of the Group, on an as-if-converted basis.

The Group determined that conversion and redemption features embedded in the preference shares were not required to be bifurcated and accounted for as a derivative. The Group also determined that there was no beneficial conversion feature attributable to any of the preference shares because the initial effective conversion prices of these preference shares were higher than the fair value of the Group’s ordinary shares determined by the Group with the assistance from an independent valuation firm.

14. Ordinary shares

The Company was incorporated in the Cayman Islands in May 2011. The Company is authorized to issue a maximum of 5,000,000,000 shares with a par value of US$0.00001 per share, comprised of 4,912,433,396 ordinary shares and 87,566,604 Preference Shares.

On August 30, 2013, the Group’s Board of Directors approved that the Group redesign the share capital and adopt a dual class ordinary share structure immediately upon the completion of IPO. Upon completion of the Group’s IPO on November 5, 2013 (see Note 1), the Company’s shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00001. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, voting together as one class on all matters subject to a shareholders’ vote. All of the outstanding ordinary shares prior to this offering were redesignated as Class B ordinary shares and all of the outstanding preference shares were automatically re-designated or converted into Class B ordinary shares on a one-for-one basis immediately upon the completion of the IPO.

As a result of the Group’s follow-on offering on April 1, 2014 (see Note 1), the Company issued and sold 2,000,000 ADSs and the selling shareholders sold an aggregate of 4,000,000 ADSs and 900,000 additional ADSs for the overallotment at the price of US$38.00 per ADS.

On June 30, 2014, Tencent purchased 36,805,000 ordinary shares from the Company at a purchase price of US$40.00 per ADS. The Group used part of the proceeds from this transaction to repurchase an aggregate of 27,603,750 ordinary shares from existing pre-IPO shareholders at the price of US$40.00 per ADS.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

14. Ordinary shares  – (continued)

As of December 31, 2014, 4,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares had been authorized, 176,375,211 ordinary shares had been issued and outstanding, of which 101,574,732 were Class A ordinary shares and 74,800,479 were Class B ordinary shares.

15. Share-based compensation

In March 2010, the Group authorized an employment-related stock incentive plan (the “2010 Plan”). The 2010 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group’s shareholders’ approval. According to the resolutions of the Board of Directors of the Group in April and November 2011, the number of ordinary shares available for issuance under the 2010 Plan was increased to 18,093,225. The majority of options granted under 2010 Plan were to be vested over three or four years, one fourth (¼) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 24 or 36 equal monthly installments.

The Group adopted a share incentive plan (the “2013 Plan”) on September 26, 2013. The 2013 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group’s shareholders’ approval. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by the Board of Directors. The majority of options granted under the 2013 Plan were to be vested over three or four years, one fourth (¼) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest every six months thereafter in equal installments.

As of December 31, 2014, the Group has reserved 1,024,091 ordinary shares available to be granted as share-based awards.

A summary of the Group’s share option activities for the years ended December 31, 2012, 2013 and 2014 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$
Outstanding as of December 31, 2011	6,857,467	1.18	9.09	7,225
Granted	1,312,500	2.30
Forfeited	(730,939)	1.50
Exercised	(473,551)	0.56		911
Outstanding as of December 31, 2012	6,965,477	1.40	8.36	7,504
Granted	3,833,000	3.07
Forfeited	(520,030)	2.21
Exercised	(431,774)	1.16		7,778
Outstanding as of December 31, 2013	9,846,673	2.02	8.14	168,870
Granted	721,600	18.20
Forfeited	(388,260)	4.08
Exercised	(3,391,943)	0.98		67,128
Outstanding as of December 31, 2014	6,788,070	4.14	7.75	112,925
Exercisable as of December 31, 2014	3,334,708	2.20	7.02	61,941

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

15. Share-based compensation  – (continued)

The weighted average grant date fair value of options granted for the years ended December 31, 2012, 2013 and 2014 was US$1.32, US$2.90 and US$11.43 per share, respectively.

During 2012 and 2013, some employees voluntarily left the Group and exercised their vested share options in exchange for future entitlement of the Group’s shares issuable after completion of the Group’s IPO and upon the request of these former employees. The proceeds from the exercise of these options cannot be refunded to the former employees in any event, including the Group failed to complete an IPO. Accordingly, these share options are considered to be exercised and contingently issuable upon the completion of the Group’s IPO. And the proceeds received have been included in additional paid-in capital of the Group and disclosed in the consolidated statement of changes in shareholders’ equity/(deficit) for the years ended December 31, 2012 and 2013, respectively. The Group completed its IPO on November 5, 2013 and the 905,325 contingently issuable shares have been issued to the former employees after the 180-day lock-up period.

There was no RSUs granted before 2014. The following table sets forth the summary of RSUs activities for the year ended December 31, 2014:

	Number of RSUs	Weighted Average Remaining Contractual Life	Weighted Average Grant Date Fair Value
		In years	US$
Unvested as of December 31, 2013	—	—
Granted	948,600		21.10
Forfeited	(54,000)
Vested	—
Unvested as of December 31, 2014	894,600	9.62

Valuation Assumptions:  The Group estimated the fair value of share options using the Binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant was estimated on the date of grant with the following assumptions:

	2012	2013	2014
Expected volatility	54.80% – 63.30%	54.10% – 59.10%	50.80% – 53.30%
Risk-free interest rate (per annum)	2.03% – 3.20%	2.03% – 3.10%	3.01% – 3.73%
Exercise multiple	2	2	2
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Expected forfeiture rate (post-vesting)	3.20% – 3.50%	1.00% – 3.30%	0.30% – 0.40%
Fair value of the underlying shares on the date of option grants (US$)	2.38 – 2.48	2.48 – 8.50	19.26 – 22.95

The Group estimated the risk free rate based on the yield to maturity of US treasury bonds denominated in US$ at the option valuation date. The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data. Expected term is the contract life of the option. The expected volatility at the date of grant date and each option valuation date was estimated based on the

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

15. Share-based compensation  – (continued)

historical stock prices of comparable companies. The Group has never declared or paid any cash dividends on its capital stock, and the Group does not anticipate any dividend payments on its ordinary shares in the foreseeable future.

Share-based compensation expenses for the share-based awards which are based on service conditions are recognized using the straight-line attribution approach.

For the years ended December 31, 2012, 2013 and 2014, the Group recognized share-based compensation expenses of US$1,671, US$2,865 and US$6,173, respectively for share options and RSUs granted.

As of December 31, 2014, there was US$31,254 of total unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2010 and 2013 Plan. The expense is expected to be recognized over a weighted average period of 3.31 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

16. Income/(loss) per share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the periods indicated:

	As of December 31,
	2012	2013	2014
Numerator:
Net income/(loss).	(30,401)	19,557	22,644
Series A-1 Preference Shares accretions	(962)	(858)	—
Series B Preference Shares accretions	(4,298)	(3,831)	—
Series B-1 Preference Shares accretions	(4,973)	(4,445)	—
Income allocation to participating preference shares	—	(1,230)	—
Numerator for basic and diluted net (loss)/income per share	(40,634)	9,193	22,644
Denominator:
Weighted average number of ordinary shares used in computing net income/(loss) per share – basic	44,245,388	63,717,007	168,589,273
Weighted average number of ordinary shares used in computing net income/(loss) per share – diluted	44,245,388	69,159,524	174,024,997
Net income/(loss) per ordinary share attributable to ordinary shareholders – basic	(0.92)	0.14	0.13
Net income/(loss) per ordinary share attributable to ordinary shareholders – diluted	(0.92)	0.13	0.13
Net income/(loss) per ADS-basic (1 ADS represents 2 Class A ordinary shares)	(1.84)	0.29	0.27
Net income/(loss) per ADS-diluted (1 ADS represents 2 Class A ordinary shares)	(1.84)	0.27	0.26

Basic net income/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Class A and Class B ordinary shares are considered the same for the purposes of EPS calculation as they have identical earnings rights and preferences. For the year ended December31, 2012, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share totaled 7,601,619 on a weighted average basis. For the year ended December 31, 2012, the Series A, Series A-1, Series B and Series B-1 Preference Shares of 87,566,599, on a weighted average basis, were also anti-dilutive and excluded

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

16. Income/(loss) per share  – (continued)

from the calculation of diluted net loss per share. For the year ended December 31, 2013 and 2014, options to purchase ordinary shares included in the calculation of diluted net income per share totaled 4,742,442 and 5,435,724, respectively.

For the years ended December 31, 2012 and 2013, certain employees left the Group and exercised their vested share options. Due to certain legal restrictions in China, upon the Group’s initial public offering, the Group issued 905,325 contingently issuable shares related to the exercise. The contingently issuable shares have been issued to these ex-employees after the expiration of the 180-day lock-up period upon the completion of the initial public offering without any further consideration paid. For the year ended December 31, 2012, the contingently issuable shares were anti-dilutive and excluded from the calculation of diluted net loss per share. For the year ended December 31, 2013, the contingently issuable shares included in the calculation of diluted net income per share were 700,075.

The proceeds from the above option exercises were US$253 and US$557 in 2012 and 2013, respectively, which were recorded in additional paid-in capital. The contingently issuable shares are not included in the computation of basic net income/(loss) per share as the holders do not participate in any voting and dividend rights until the shares are actually issued, but is included in the dilutive ordinary equivalent shares using if-converted method as the conditions for issuance have been satisfied.

17. Commitments and contingencies

(a) Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were US$5,009, US$5,253 and US$8,511 during the years ended December 31, 2012, 2013, and 2014, respectively, and were charged to the statement of comprehensive income/(loss) when incurred.

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

The Group engaged third parties for promoting its brand image through various advertising channels, including advertising on internet search engines, websites and other traditional off-line media. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid.

As of December 31, 2014, future minimum commitments under non-cancelable agreements were as follows:

	2015	2016	2017	2018	2019	Total
	US$	US$	US$	US$	US$	US$
Operating lease commitments	10,982	6,469	3,228	1,887	373	22,939
Purchase of new office building	151,943	—	—	—	—	151,943
Server custody and bandwidth fee commitments	1,360	—	—	—	—	1,360
Advertising commitments	45,659	38	—	—	—	45,697
Total	209,944	6,507	3,228	1,887	373	221,939

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

17. Commitments and contingencies  – (continued)

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2014.

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

18. Subsequent events

In February 2015, the Group granted options to purchase up to 201,600 Class A ordinary shares with exercise price of US$18.68 per share and 392,308 restricted share units to its employees under the 2013 Share Incentive Plan.

In February and April 2015, 58 Daojia Inc., or 58 Daojia, a subsidiary of the Group, adopted a share incentive plan and granted option to purchase an aggregate of 10,651,000 ordinary shares of 58 Daojia and 9,100,000 restricted shares of 58 Daojia to its employees and the employees of certain other subsidiaries and affiliated companies of the Group.

In February 2015, the Group entered into a Share Purchase Agreement to acquire all of the equity of a company with a total cash consideration of approximately US$22,793. The acquiree is engaged in the provision of online and offline driving training, driving examination preparation and driving practice services. The acquisition was completed in April 2015.

In February 2015, the Group entered into a Share Purchase Agreement to acquire all of the equity of Anjuke Inc. (“Anjuke”), a major online real estate listing platform in China. The deal will be settled by issuance of approximately 5,087,585 new ordinary shares of the Company and US$160,171 in cash. This transaction allows the Group and Anjuke to create a more efficient secondary and rental real estate platform by combining the Group’s housing content category with Anjuke’s platform and also to expand into the primary housing services. The acquisition was closed on March 2, 2015.

The above two 100% equity interest acquisitions are accounted for as a business combination. The Group will make estimates and judgments in determining the fair value of acquired assets and liabilities, based on management’s experiences with similar assets and liabilities with the assistance from an independent valuation firm. Through April 29, 2015, the date on which the financial statements were issued, the valuation reports for these two acquisitions are not finished and the initial accounting for the business combination were incomplete.

In March 2015, the Group acquired a minority stake in To8to, a major online interior decoration service platform in China at a total cash consideration of approximately US$33,722. The deal was closed in March 2015.

In April 2015, the Group acquired a non-controlling strategic stake in Falcon View Technology Limited (“Ganji”), one of China’s leading online local services marketplaces, for a combination of share consideration and cash, including 34,039,136 newly issued ordinary shares of the Company and US$412,237 in cash. Concurrently, Tencent purchased 15,384,616 newly issued ordinary shares from the Company at a purchase price of US$26.00 per share, or a total cash consideration of approximately US$400,000. Both of the transactions were closed in April 2015.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

18. Subsequent events  – (continued)

Wanglin, which has been qualified as a HNTE under the EIT Law, and is entitled to a preferential tax rate of 15% in 2014, obtained its qualification of “software enterprises” in July 2014. In April 2015, Wanglin submitted the application for preferential tax treatment for “software enterprises” and was granted by local tax authority a two-year EIT exemption and followed by a three year 50% EIT reduction on its taxable income, effective retroactively from January 1, 2014. Wanglin had paid approximately US$1,194 income tax in 2014 and will apply for refund in 2015.

In April 2015, the Compensation Committee of the Group approved the grant of options to purchase an aggregate of 7,000 Class A ordinary shares of the Company and 432,000 restricted share units to management and employees of the Group under the 2013 Plan.

In April 2015, the Board of Directors of the Group approved the increase of the option pool size of 2013 Plan by 7,000,000 ordinary shares, which are reserved for future share-based awards to management and employees.

19. Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to US$171,566 as of December 31, 2014. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries to satisfy any obligations of the Company.

The Group performed a test on the restricted net assets of its consolidated subsidiaries, the VIEs and VIEs’ subsidiaries (the “restricted net assets”) in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Group needs to disclose the condensed financial statements for the parent company for the years ended December 31, 2013 and 2014. For the purposes of presenting parent only financial information, the Company records its investments in its subsidiaries and VIEs under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investments in subsidiaries and VIEs”.

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

As of December 31, 2013 and 2014, the Company had no significant capital and other commitments, long-term obligations, or guarantee.

The Company’s accounting policies are the same as the Group’s policies with the exception of the accounting for the investments in subsidiaries and VIEs.

Condensed financial information of Parent Company

BALANCE SHEETS
As of December 31, 2013 and 2014
(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	As of December 31,
	2013	2014
ASSETS
Current assets:
Cash and cash equivalents	40,835	42,959
Term deposits	152,190	281,513
Short-term investments	—	8,889
Prepayments and other current assets	456	2,530
Total current assets	193,481	335,891
Non-current assets:
Receivable from subsidiaries	—	23,000
Investments in subsidiaries and VIEs	27,031	149,070
Total non-current assets	27,031	172,070
Total assets	220,512	507,961
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other current liabilities	229	644
Total current liabilities	229	644
Total liabilities	229	644
Commitments and contingencies
Shareholders’ equity:
Ordinary shares (US$0.00001 par value, 5,000,000,000 and 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) shares authorized, 158,876,693 (including 27,064,706 Class A and 131,811,987 Class B) and 176,375,211 (including 101,574,732 Class A and 74,800,479 Class B) shares issued and outstanding as of December 31, 2013 and 2014, respectively)	2	2
Additional paid-in capital	359,276	624,381
Accumulated deficit	(138,419)	(115,775)
Accumulated other comprehensive loss	(576)	(1,291)
Total shareholders’ equity	220,283	507,317
Total liabilities and shareholders’ equity	220,512	507,961

Condensed financial information of Parent Company

STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
For the Years Ended December 31, 2012, 2013 and 2014
(U.S. dollars in thousands, unless otherwise noted)

	For the Year Ended December 31,
	2012	2013	2014
Revenues	—	—	—
Cost of revenues	—	—	—
Gross profit	—	—	—
Operating (income)/expenses:
Sales and marketing expenses	—	—	—
Research and development expenses	—	—	—
General and administrative expenses	553	1,151	2,856
Share of (income)/loss of subsidiaries and VIEs	29,914	(19,790)	(19,539)
Total operating (income)/expenses	30,467	(18,639)	(16,683)
Income/(loss) from operations	(30,467)	18,639	16,683
Other income/(expenses):
Interest income	66	517	8,390
Foreign currency exchange gain/(loss), net	—	401	(2,429)
Income/(loss) before tax	(30,401)	19,557	22,644
Income tax benefits/(expenses)	—	—	—
Net income/(loss)	(30,401)	19,557	22,644
Accretions to preference shareholders redemption values	(10,233)	(9,134)	—
Income attributable to preference shareholders	—	(1,230)	—
Net income/(loss) attributable to ordinary shareholders	(40,634)	9,193	22,644
Net income/(loss)	(30,401)	19,557	22,644
Foreign currency translation adjustment, net of nil tax	(48)	(570)	396
Unrealized loss on available-for-sale securities	—	—	(1,111)
Comprehensive income/(loss)	(30,449)	18,987	21,929

Condensed financial information of Parent Company

STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2012, 2013 and 2014
(U.S. dollars in thousands, unless otherwise noted)

	For the Year Ended December 31,
	2012	2013	2014
Cash flows from operating activities	(25,790)	(56)	(16,861)
Cash flows from investing activities	—	(173,415)	(239,591)
Cash flows from financing activities	253	213,343	258,576
Effects of exchange rate changes on cash and cash equivalents	—	—	—
Net increase/(decrease) in cash and cash equivalents	(25,537)	39,872	2,124
Cash and cash equivalents at the beginning of the year	26,500	963	40,835
Cash and cash equivalents at the end of the year	963	40,835	42,959
Non-cash supplemental financing activities
Accretions to preference shareholders redemption values	10,233	9,134	—