Form 20-F
period 2015-12-31
58.com Inc.
filed 2016-05-13
CIK 1525494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-36140

58.com Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Building 105, 10 Jiuxianqiao North Road Jia
Chaoyang District, Beijing 100015
People’s Republic of China

(Address of principal executive offices)

Hao Zhou, Chief Financial Officer
Telephone: +86 10 5956-5858
Building 105, 10 Jiuxianqiao North Road Jia
Chaoyang District, Beijing 100015
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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 283,068,677 ordinary shares, par value US$0.00001 per share, being the sum of 219,413,764 Class A ordinary shares and 63,654,913 Class B ordinary shares as of December 31, 2015.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

ii

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statement contain these words. Forward-looking statements include, but are not limited to, statements relating to:

•	our goals and strategies;

•	our expansion plans;

•	our future business development, financial condition and results of operations;

•	the expected growth of the online marketing services, mobile services and e-commerce industries;

•	our expectations regarding demand for, and market acceptance of, our services;

•	our expectations regarding keeping and strengthening our relationships with customers;

•	our plans to invest in research and development to enhance our solution and service offerings; and

•	general economic and business conditions in the regions where we provide our solutions and services.

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

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. Our summary data of consolidated statements of comprehensive income/(loss) and summary consolidated cash flow data presented below for the years ended December 31, 2013, 2014 and 2015 and our summary consolidated balance sheet data as of December 31, 2014 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our summary data of consolidated statements of comprehensive income/(loss), and summary consolidated cash flow data presented below for the years ended December 31, 2011 and 2012 and our summary consolidated balance sheet data as of December 31, 2011, 2012 and 2013 have been derived from our audited consolidated financial statements which are not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of US$, except for share, per share and per ADS data)
Summary Data of Consolidated Statements of Comprehensive Income/(Loss):
Revenues:
Membership	19,654	47,919	85,725	139,490	297,150
Online marketing services	15,500	28,509	58,457	125,033	385,543
E-commerce service	—	—	—	—	23,046
Other services	6,380	10,694	1,565	455	9,097
Total revenues	41,534	87,122	145,747	264,978	714,836
Cost of revenues(1)	(6,301)	(10,406)	(8,471)	(13,844)	(51,268)
Gross profit	35,233	76,716	137,276	251,134	663,568
Operating expenses(1):
Sales and marketing expenses	(100,134)	(76,422)	(84,534)	(180,148)	(689,014)
Research and development expenses	(7,784)	(18,464)	(25,138)	(43,676)	(121,404)
General and administrative expenses	(10,721)	(13,088)	(12,983)	(20,633)	(105,049)
Total operating expenses	(118,639)	(107,974)	(122,655)	(244,457)	(915,467)
Income/(loss) from operations	(83,406)	(31,258)	14,621	6,677	(251,899)
Net income/(loss)	(83,402)	(30,401)	19,557	22,644	(262,956)
Add: Net loss attributable to noncontrolling interests	—	—	—	—	12,920
Less:
Deemed dividend to mezzanine classified noncontrolling interests	—	—	—	—	(898)
Accretions to preference shares redemption values	(6,547)	(10,233)	(9,134)	—	—
Income attributable to preference shareholders	—	—	(1,230)	—	—
Net income/(loss) attributable to 58.com Inc.	(89,949)	(40,634)	9,193	22,644	(250,934)

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of US$, except for share, per share and per ADS data)
Net income/(loss)	(83,402)	(30,401)	19,557	22,644	(262,956)
Foreign currency translation adjustment, net of nil tax	2	(48)	(570)	396	(174,419)
Unrealized gain/(loss) on available-for-sale securities	—	—	—	(1,111)	2,978
Total comprehensive income/(loss)	(83,400)	(30,449)	18,987	21,929	(434,397)
Net income/(loss) per ordinary share attributable to ordinary shareholders – basic	(2.03)	(0.92)	0.14	0.13	(1.07)
Net income/(loss) per ordinary share attributable to ordinary shareholders – diluted	(2.03)	(0.92)	0.13	0.13	(1.07)
Net income/(loss) per ADS attributable to ordinary shareholders – basic	(4.07)	(1.84)	0.29	0.27	(2.14)
Net income/(loss) per ADS attributable to ordinary shareholders – diluted	(4.07)	(1.84)	0.27	0.26	(2.14)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	44,245,388	44,245,388	63,717,007	168,589,273	234,811,986
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	44,245,388	44,245,388	69,159,524	174,024,997	234,811,986

Notes:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of US$)
Cost of revenues	26	30	36	18	121
Sales and marketing expenses	225	270	445	1,395	6,997
Research and development expenses	443	489	996	2,403	9,432
General and administrative expenses	1,276	882	1,388	2,357	11,510
Total	1,970	1,671	2,865	6,173	28,060

	As of December 31,
	2011	2012	2013	2014	2015
	(in thousands of US$)
Summary Data of Consolidated Balance Sheets:
Cash, cash equivalents, term deposits and short-term investments	45,485	35,647	311,095	609,035	524,523
Total assets	65,994	56,456	333,341	703,932	4,067,193
Deferred revenues	15,399	28,955	55,099	95,336	207,059
Customer advances and deposits	3,813	11,040	21,369	35,983	151,138
Total liabilities	50,016	69,003	113,058	196,615	1,230,294
Total mezzanine equity	129,284	139,517	—	—	15,038
Total shareholders’ equity/(deficit)	(113,306)	(152,064)	220,283	507,317	2,821,861

	For the Year Ended December 31,
	2011	2012	2013	2014	2015
	(in thousands of US$)
Summary Data of Consolidated Statements of Cash Flows:
Net cash provided by/(used in) operating activities	(50,323)	(4,728)	66,304	98,585	10,785
Cash used in purchase of property and equipment	(5,655)	(5,227)	(4,177)	(32,476)	(195,446)
Cash paid for business acquisition of Anjuke and Ganji, net of acquisition of cash	—	—	—	—	(659,115)
Net cash used in investing activities	(10,455)	(27,153)	(230,046)	(305,272)	(443,181)
Net cash provided by financing activities	57,110	253	213,343	257,430	804,993

Exchange Rate Information

Substantially all of our operations are conducted in China and substantially all of our revenues are denominated in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. We use U.S. dollars as our reporting currency in our consolidated financial statements and in this annual report. Assets and liabilities denominated in RMB are translated into U.S. dollars at the rates of exchange as of the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year as published by the State Administration of Foreign Exchange, or SAFE. With respect to amounts not recorded in our consolidated financial statements included elsewhere in this annual report, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.4778 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of Federal Reserve Bank on December 31, 2015. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On May 6, 2016, the certified exchange rate was RMB6.4970 to US$1.00.

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

If we fail to continually anticipate user preferences and provide attractive services on our online platforms, we may not be able to grow and retain our user base.

Our success depends on our ability to grow and retain our user base. In order to attract and retain users and compete against our direct competitors and other industry or content-specific vertical websites, we must continue to innovate and introduce services that our users find useful and attract them to use our online platforms more frequently and become our paying users. For example, we must continue to develop new content categories on our online platforms that appeal to our users. The popularity of online marketing services and other internet services is difficult to predict, and we cannot be certain that the services we offer will continue to be popular with our users or sufficiently successful to offset the costs incurred to offer these services. Given that we operate in a rapidly evolving industry in China, we need to continually anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to anticipate and meet the needs of our users, the size of our user base may decrease. A decrease in our user base would render our online platforms less attractive to merchants and may reduce our membership and online marketing revenues, which may have a material and adverse effect on our marketing business, financial condition and results of operations.

If we fail to retain existing or attract new local merchants to use our online platforms and pay for our membership and online marketing services, our business, financial condition and prospects may be materially and adversely affected.

The success of our business depends on our ability to attract and retain local merchants that provide information on our online platforms to consumers and pay for our membership and online marketing services and to offer attractive products and services to our consumer users. If we are unable to grow and maintain a healthy ecosystem of local merchants, our users may find our online platforms to be less useful than expected and may not continue to use our online platforms. This in turn may affect our ability to attract new merchants and convince existing merchants to renew their paid memberships or increase their level of spending on our services. Our membership contracts have terms ranging from one month to one year. A significant portion of our paying merchant members are small and medium-sized local merchants who fail to renew their membership contracts upon expiration for a number of reasons. The competitive landscape for such local merchants changes quickly and they may have only temporary or occasional recruiting or marketing needs. In addition, our efforts to provide greater incentives for our existing paying merchant members to use our online marketing services, including marketing activities to highlight the value of differentiated paying merchant members-only services, may not be successful. Our customers may terminate their memberships or other spending on our online marketing services because we no longer serve their needs or because their demands can be better fulfilled by our competitors or other service providers. Decisions by our customers not to renew their memberships or not to use our online marketing services could reduce our revenues, as well as cause us to incur additional cost in attracting new paying merchant members and other customers. A significant increase in local merchant attrition or decrease in local merchant spending on our services would have an adverse effect on our business, financial condition and results of operations.

We may not be able to regain profitability or maintain positive net cash flow from operations.

We generated net income in 2013 and 2014 but incurred losses in 2015. Our losses in 2015 were attributable to increased competition and the fact that we had new initiatives such as 58 Home and Guazi.com Inc., or Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, that were still in early stages of development. Cash from operating activities was positive in each year from 2013 through 2015 but decreased significantly in 2015. Meanwhile, our cash used in investing activities has been larger than our cash generated from operating activities, and it continued to increase in 2015 due to our increased mergers and acquisitions activity and our purchase of headquarters office space. We expect that we will continue to incur marketing and sales, research and development and other expenses to launch new services and grow our user base, which may affect our profitability and operating cash flow in the future.

Our future profitability may also be significantly impacted by the success of our recent and new service offerings, such as our mobile applications. Since the completion of 58 Home’s Series A equity funding round on November 27, 2015, we have ceased consolidating its financial results of in our consolidated financial statements, as we divested Guazi on December 31, 2015. As competition in these new services intensifies in China, we may choose to invest heavily to gain market share, which may adversely affect our profitability. Our future profitability may also be significantly impacted by our integration with Anjuke and Ganji. We have consolidated Anjuke since March 2015 and Ganji since August 2015. The Ganji and Anjuke businesses have thousands of employees and their own respective users and merchant networks. We are keeping their brands and hope to grow the user base and enhance monetization. Failure to integrate these businesses might adversely affect our profitability.

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

We have committed significant resources to acquisitions and investments, including, among others, acquisition of Anjuke and a strategic stake in Ganji, and if we cannot successfully integrate these businesses with our own, our results of operations and return on capital may be materially adversely affected.

Since our IPO in October 2013, we have made a number of acquisitions and investments, including several major ones. In March 2015, we acquired Anjuke, a major online real estate listing platform in China, for a combination of share consideration and cash, including 4,839,372 newly issued ordinary shares of our company and US$160.2 million in cash. We also issued 248,216 fully vested restricted share units of our company to former Anjuke employees as part of the share consideration. In April 2015, we acquired a less than 50% equity stake in Ganji, a major online local services platform in China, for a combination of share consideration and cash, including 34,039,136 newly issued ordinary shares of our company and US$412.2 million in cash. Later in 2015, our company, as a limited partner, committed an aggregate of 46,505,912 newly issued ordinary shares and approximately US$406.7 million in cash to several private equity funds, of which all the ordinary shares and US$272.4 million in cash were contributed in August 2015. These funds are dedicated to investing in businesses in China and are separately managed by different investment entities as general partners which are unaffiliated with each other and unaffiliated with us. These funds, together with Tencent, acquired all the remaining equity interest in Ganji in August 2015. We also transferred an aggregate of 4,449,002 fully vested restricted share units of our company and approximately US$51.0 million in cash to former Ganji employees. We have consolidated the financial statements of Anjuke into our financial statements since March 2015. The acquisition of the strategic stake in Ganji and the subsequent business cooperation and integration has led to our consolidation of Ganji’s financial statements into our own beginning in August 2015.

The addition of Anjuke has strengthened our market position in the online rental and secondary property sales markets and has allowed us to enter the primary home sales segment. The acquisition of the strategic stake in Ganji and our subsequent business cooperation and integration have allowed us to increase our market share in the job, housing, yellow page local services and used car categories and reduce marketing costs and expenses. However, Anjuke and Ganji are major businesses with thousands of employees in distributed locations. They also have their own respective user bases and merchant networks that might not overlap with those of 58. Their business processes and practices, system infrastructure and architecture and company values are also different from those of 58. We might experience unexpected employee turnover or loss of users and customers after our acquisition or investment. These acquisitions and investments expose us to potential risks, including risks associated with unforeseen or hidden liabilities, diversion of management attention and resources from our existing business and inability to generate sufficient revenues to offset the costs and expenses of the acquisition or investment.

Other than Anjuke and Ganji, we have made various other acquisitions and investments since our IPO in 2013. If we fail to integrate these acquired businesses or the companies in which we invested fail to grow as we expect, we may experience losses in our acquisitions and investments.

If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. Difficulties encountered in the acquisition or investment process may have an adverse effect on our ability to manage our business.

We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

We face intense competition. Our competitors in the online marketing space include other smaller multi-category online classifieds companies as well as industry or content-specific vertical websites whose information serve the same underlying industries as certain content categories of our online platforms. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily on the basis of user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities.

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

We believe that the market recognition and reputation of our brand have significantly contributed to the success of our business. Maintaining and enhancing our brand is critical to our success and ability to compete. Many factors, some of which are beyond our control, may negatively impact our brand and reputation, such as:

•	any failure to maintain a pleasant and reliable experience for users as their preferences evolve and as we expand into new services;

•	any decrease in brand awareness among our existing and potential users; and

•	any negative publicity about us or online marketing services or mobile services in general, including any actual or perceived security or product or service quality problems involving online marketing service providers in China.

Although all of our paying merchant members and a portion of our registered users go through certain verification procedures, fraudulent transactions and sale of counterfeit or pirated, as well as faulty or defective, items through our online platforms have occurred in the past and may occur in the future. In the past, we found several counterfeit products sold through our website primarily relating to our group buying business, which we significantly scaled back since mid-2012, and immediately stopped the sellers from selling such counterfeit products. Although we do not believe that we are responsible for the sellers’ wrongdoings, several Chinese media reported the incidents and accused us of failure to safeguard buyers’ rights on our website. These incidents and any similar incidents or true or untrue claims of such incidents could harm our reputation, impair our ability to attract and retain users and grow our base of paying customers. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to develop our user loyalty and increase positive awareness of our website, our results of operations may be materially and adversely affected.

In addition, any claims or negative publicity about our company, our products and services, our employees, our business practices, regardless of their veracity, could harm our brand image and in turn adversely affect our business and results of operations. We cannot assure you that we will be able to defuse negative publicity to the satisfaction of our investors, users, customers and business partners. From time to time, there have been claims or negative publicities about our company and our business practice, which adversely affected our public image and reputation during the period of such negative publicities. Intense negative publicities may divert our management’s attention and may adversely impact our business, and we cannot assure you that our brand, public image and reputation will not be materially and adversely affected.

We have incurred significant costs on a variety of marketing efforts, including significant advertising expenses, designed to attract users, and some marketing campaigns and methods may turn out to be ineffective.

We have invested significantly in marketing to promote public awareness of online marketing services, enhance our brand recognition and drive user growth, including incurring US$22.7 million, US$73.4 million and US$289.1 million in advertising expenses in 2013, 2014 and 2015, respectively. Such advertising expenses represented 26.9%, 40.8% and 42.0% of our total sales and marketing expenses and 15.6%, 27.7% and 40.4% of our revenues in the corresponding periods. Our marketing activities may not be well received by users and may not attract the additional traffic that we anticipated. The evolving marketing approaches and tools require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

We derive a significant portion of our revenues from five of China’s major cities and we face market risk due to our concentration in these major urban areas.

We derive a significant portion of our revenues from five of China’s major cities: Beijing, Shanghai, Shenzhen, Guangzhou and Chengdu. We expect these five cities to continue to be important sources of revenues in all of our content categories. If any of these major cities experience events which negatively impact the internet industry, such as a serious economic downturn or contraction, a natural disaster, or slower economic growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our revenues and profitability could be materially reduced. Any of these cities may experience decreases in demand for services related to specific content categories on our platforms, such as real estate or automotive, due to local policies, regulations or economic conditions. In addition, if a competitor, including a local competitor whose business focuses on one of these cities, were to gain significant market share in any of these cities, our revenues may be materially and adversely affected.

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

Our online marketing services are now accessible to users from many internet-enabled devices, and we offer versions of our services for mobile operating systems, including Android and iOS. An important element of our strategy is to continue to develop our online platforms and services for mobile devices to capture a greater share of the growing number of users that access online marketing services and other internet services through smartphones and other mobile devices. The lower resolution, functionality and memory associated with some mobile devices make the use of services through such devices more difficult and the services we develop for these devices may fail to prove compelling to users. Manufacturers or distributors may establish unique technical standards for their devices, and our services may not work or be viewable on these devices as a result. As new devices and new services are continually being released, it is difficult to predict the problems we may encounter in developing our services for use on these devices and we may need to devote significant resources to the creation, support and maintenance of such services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that the companies who manufacture or sell these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction with us, which could damage our brand and have a material and adverse effect on our financial results. Furthermore, new online marketing services may emerge which are specifically created to function on mobile platforms, as compared to our online marketing services that were originally designed to be accessed through personal computers, or PCs, and such new services may operate more effectively through mobile devices than our own. If we are unable to attract and retain a substantial number of mobile device users to our services, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

Furthermore, changes in technologies may require substantial capital expenditures in development of new features, applications and services as well as in modification of existing features, applications, services or infrastructure. We may not successfully execute our business strategies due to a variety of reasons such as technical hurdles, misunderstandings or erroneous predictions of market demand or lack of necessary resources. Failure in keeping up with technological developments may result in our online platforms being less attractive, and as a result we may be unable to meet our revenue growth expectations and our results of operations may be adversely affected.

If internet search engines’ ranking methodologies are modified or our search result page rankings decline for other reasons, our user traffic could decrease.

We depend in part on various internet companies to direct traffic to our website. Our ability to maintain the number of visitors directed to our website is not entirely within our control. Our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours, or internet companies could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If internet companies modify their search algorithms in ways that are detrimental to our user growth or in ways that make it harder for our users to find our website, or if our competitors’ search engine optimization efforts are more successful than ours, our overall growth in user traffic could slow down or decrease, and we could lose existing users. Our website has experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our website would harm our business and results of operations.

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

Future strategic alliances, acquisitions or business disposals may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances with various third parties to further our business purposes from time to time. For example, in June 2014, we entered into a strategic partnership with Tencent Holdings Limited, or Tencent, a leading provider of comprehensive Internet services in China, pursuant to which Tencent invested US$736.1 million in exchange for an approximately 19.9% equity interest in our company on a fully-diluted basis. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. In addition, to the extent the strategic partner suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties, and we may have little ability to control or monitor their actions.

Investments and acquisitions and the subsequent integration of new assets and businesses into our own require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations. Invested or acquired assets or businesses may not generate the financial results we expect and may adversely affect our results of operations. Furthermore, investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, the occurrence of significant goodwill impairment charges, amortization expenses for other intangible assets and exposure to potential unknown liabilities of the acquired businesses. Moreover, the costs of identifying and consummating acquisitions may be significant.

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

On December 31, 2015, we sold our controlling ownership stake in Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, to Mr. Mark Haoyong Yang, the former co-chairman of our board of directors and our former co-CEO, for cash consideration of US$50.0 million. We may dispose of other businesses that we control, particularly ones that are not closely related to our core focus areas or might require more resources or financial capital than we can allocate to them. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. Our judgment could be inaccurate and divesting ownership of these businesses might negatively affect our operations or long-term value.

The proper functioning of our platforms, network infrastructure and information technology systems is essential to our business, and any failure to maintain the satisfactory performance, security and integrity of our systems will materially and adversely impair our ability to provide services and affect our business, reputation, financial condition and results of operations.

The proper functioning of our platforms is essential to the conduct of our business. Specifically, the satisfactory performance, reliability and availability of our website and mobile applications, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain users and provide adequate services. Our revenues depend on the user traffic on our website and the volume of activities that traffic creates.

In addition, our ability to provide consumers and local merchants with a high-quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. The risks we face in this area include:

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

These and other events in the past occasionally led to and may in the future lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm our systems that result in the unavailability of our website and mobile applications or reduced performance would reduce the attractiveness of the services offered on our online platforms. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users may be damaged and our users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, partners and others to protect our proprietary rights. As of March 31, 2016, we had registered 35 domain names that are material to our business, including www.58.com, www.58.com.cn, anjuke.cn and anjuke.com, and 136 trademarks in China, excluding those relating to 58 Home. As the registrant of the trademarks, Beijing 58 Information Technology Co., Ltd., or Beijing 58, has an exclusive right to use such trademarks in China for the goods or services under the trademark categories that it has registered. Beijing 58 also enjoys the exclusive right to use the domain names that it has registered. However, trademarks may also be invalidated, circumvented or challenged. For example, under PRC law, certain graphics may not be registered as a trademark and if a registered trademark is found to violate such prohibition, the relevant authority can invalidate the trademark; third parties may challenge such registered trademarks and apply to the authority for invalidation. In addition, if a registered trademark is identical or similar to a well-known trademark or prejudices the existing right obtained by others, it may be invalidated by the relevant authority upon request by the right holder. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

We could be liable for any breach of security relating to the third-party online payment platforms we use, and concerns about the security of internet transactions could damage our reputation, deter current and potential users from using our online platforms and have other adverse consequences to our business.

Users may conduct transactions on our online platforms through third-party online payment platforms. In these online payment transactions, secured transmission of confidential information, such as customers’ credit card numbers and expiration dates, personal information and billing addresses, over public networks is essential to maintain consumer confidence. In addition, we expect that an increasing amount of our sales and transactions conducted on our online platforms will be conducted over the internet as a result of the growing use of online payment platforms. As the prevalence of using online payment methods increases, associated online crimes will likely increase as well. Our current security measures and those of the third-party online payment platform service providers may not be adequate. We must be prepared to increase and enhance our security measures and efforts so that our users have confidence in the reliability of the online payment platforms that we use, which will impose additional costs and expenses and may still not guarantee complete safety. In addition, we do not have control over the security measures of our third-party online payment platform service providers. Security breaches of the online payment platforms that we use could expose us to litigation and possible liability for failing to secure confidential user information and could, among other things, damage our reputation.

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

The online information services and mobile services industries may be affected by economic downturns. Thus, our business and prospects may be affected by the macroeconomic environment in China. A prolonged slowdown in the Chinese economy may lead to a reduced amount of activities on our platforms, which could materially and adversely affect our business, financial condition and results of operations. In addition, our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing paying merchant members and customers and recruiting new paying merchant members and customers will be adversely affected, which would in turn negatively impact our business and results of operations.

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

We believe that our current cash and cash equivalents and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs for the foreseeable future. We may, however, require additional cash resources due to changed business conditions or other future developments, including to make any investments or acquisitions we may decide to pursue or to pay down loans from financial institutions. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. For example, in June 2014 and April 2015, we issued 36,805,000 ordinary shares at the equivalent of US$20.00 per ordinary share and 15,384,616 ordinary shares at the equivalent of US$26.00 per ordinary share, respectively, to a holding vehicle of Tencent Holdings Limited, or Tencent. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In connection with our independent registered public accounting firm’s audit of the effectiveness of our internal control over financial reporting as of December 31, 2015, and our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weakness identified related to the lack of adequate resources with an appropriate level of knowledge in U.S. GAAP to properly account for significant complex transactions under U.S. GAAP. As a result, certain significant complex transactions were not initially accounted for properly.

Although we have taken measures and plan to continue to take measures to remedy this weakness, the implementation of these measures may not fully address this weakness in our internal control over financial reporting, and we may not be able to conclude that it has been fully remedied. Failure to correct this weakness or failure to discover and address any other control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our ADSs, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

In addition, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements from prior periods.

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

We adopted an employee stock option plan in 2010, or the 2010 Plan, and a share incentive plan in 2013, or the 2013 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2010 Plan, we are permitted to issue options to purchase up to 20,173,225 ordinary shares. Under the 2013 Plan, we are authorized to grant options, restricted shares, restricted share units or other awards to purchase up to 17,932,158 or more ordinary shares as of February 29, 2016, including the automatic increase of 4,246,030 ordinary shares pursuant to the terms of the 2013 Plan. As of February 29, 2016, restricted share units and options to purchase 12,389,414 ordinary shares were issued and outstanding under the 2013 Plan, and 4,872,214 options to purchase 4,872,214 ordinary shares were issued and outstanding under the 2010 Plan. 58 Daojia Inc., or 58 Home, an unconsolidated subsidiary of ours, adopted a share incentive plan in 2015 and granted options and restricted shares under that plan to certain employees of 58 Home and our company. See “Item 6. Directors, Senior Management and Employees — B. Compensation.” We may grant substantial additional share-based awards in connection with our acquisition of or investment in Ganji and other companies. As a result of these grants and potential future grants, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of share-based compensation expenses is based on the fair value of the share-based awards. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statement of comprehensive income/(loss) in accordance with U.S. GAAP. The expenses associated with share-based compensation will increase our net loss or decrease our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. Except for the property insurance and third-party liability insurance purchased by Beijing Chengshi Wanglin Information Technology Co., Ltd., or Wanglin, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

In September 2014, we entered into an agreement to purchase 44,915 square meters of office space in Chaoyang District, Beijing, which will be used for our company’s new corporate headquarters. Approximately 37% of the total new office space was ready and was put in use for occupancy in October 2015, and the remaining space will be ready for occupancy in July 2016. We have purchased a smaller office space in Tianjin as well. However, outside of Beijing and Tianjin, all of our offices in the other 34 cities and data centers are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. We compete with other businesses for premises with certain characteristics or in desirable locations and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

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

We are a Cayman Islands company and our PRC subsidiary, Wanglin, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Wanglin, Beijing 58 and Beijing 58’s shareholders. As a result of these contractual arrangements, we exert control over our Beijing 58 and its subsidiaries and consolidate their financial results in our financial statements under U.S. GAAP. In August 2015, 58 Home, through its PRC subsidiary, Beijing 58 Daojia Information Technology Co., Ltd., or Beijing 58 Home, entered into contractual arrangements with Tianjin 58 Daojia Life Services Co., Ltd., or Tianjin 58 Home, which had previously been an indirect subsidiary of Beijing 58. As a result of these contractual arrangements, 58 Home exert control over Tianjin 58 Home. In addition, Ganji operates online multi-content category classified advertising platforms in China through its PRC subsidiaries and consolidated affiliated entities, including Beijing Shanjing Kechuang Network Technology Co., Ltd., or Shanjing Kechuang. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, the contractual arrangements relating to our consolidated affiliated entities, and, except as otherwise disclosed in this annual report, our business operations, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. In particular, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft would be signed into law and whether the final version would have any substantial changes from the draft. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on PRC Foreign Investment” and “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

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

We rely on contractual arrangements with our consolidated affiliated entities and their shareholders for the operation of our business, which may not be as effective as direct ownership. If we are unable to maintain control, we would not be able to continue to consolidate the financial results of these entities with our financial results. If our consolidated affiliated entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions and qualification requirements on foreign ownership of value-added telecommunications services in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, to conduct our business. These contractual arrangements are intended to provide us with control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks for which it has exclusive right to use, in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational level. Furthermore, each of our consolidated affiliated entities’ company chops are held by each company’s legal or accounting department. Our ability to ensure the consolidated affiliated entities’ performance under the contractual agreements may be limited if we were unable to secure control of the company chops in the event of a dispute with the entity’s management or shareholders as many official documents require affixation of company chops to become fully effective. As a result, if our consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to maintain control, we would not be able to continue to consolidate the financial results of these entities with our financial results.

These contractual arrangements are governed by PRC law and provide for dispute resolution through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under PRC law, if parties to a contract have agreed to resolve disputes arising from the contract by arbitration, a PRC court will not accept a lawsuit initiated at the court by any contract party, unless the agreement for arbitration is invalid. An arbitration award issued by the arbitration commission chosen in accordance with the agreement is final, binding and enforceable against the parties. If any party fails to comply with the arbitration award, the other party has the right to apply with a competent court for enforcement. However, the legal environment in China is not as developed as other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert control over our consolidated affiliated entities, and our ability to conduct our business may be negatively affected. In addition, a PRC court or arbitration tribunal may refuse to enforce the contractual arrangements on the grounds that they are designed to circumvent PRC foreign investment restrictions and therefore are against PRC public policy.

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

Mr. Jinbo Yao is the founder, chairman and chief executive officer of our company, having beneficial ownership of 11.3% of the total outstanding shares of our company as of February 29, 2016. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” He is also the sole director, an executive officer and a shareholder of Beijing 58, our consolidated affiliated entity, holding a 37.8% equity interest in the entity. In addition, Mr. Yao is the sole director and a 16.7% shareholder of Beijing Wanglintong Information Technology Co., Ltd., an entity that holds a 13.4% equity interest in Beijing 58. Mr. Yao is also an executive director and a 1.4% shareholder of Tianjin 58 Home, 58 Home’s consolidated affiliated entity. Conflicts of interest between his duties to our company, his duties to Beijing 58 or Tianjin 58 Home and his interests as a shareholder of Beijing 58 may arise. We cannot assure you that he will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in the favor of our company. Furthermore, in the context of Mr. Yao’s acting as the director and an executive officer of Beijing 58 or a director of Tianjin 58 Home, PRC law would not require him to consider our company’s best interests. We rely on Mr. Yao to abide by the laws of China, which provide that directors and executive officers owe a duty of loyalty and duty of care to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of Cayman Islands, which provide that directors owe a duty of care and duty of loyalty to the company. The respective legal framework of China and the Cayman Islands does not provide guidance in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated affiliated entities should one arise, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. In addition, Mr. Yao could violate his non-competition or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

We may lose the ability to use and enjoy assets held by our consolidated affiliated entities that are material to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with Beijing 58 and other consolidated affiliated entities, these entities hold certain assets that are material to the operation of our business, including the ICP license, and the domain names and trademarks for which Beijing 58 or any of the other consolidated affiliated entities has exclusive right to use. If any of our consolidated affiliated entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our consolidated affiliated entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our consolidated affiliated entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with our consolidated affiliated entities may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our PRC subsidiaries and our consolidated affiliated entities were not on an arm’s length basis and therefore constitute a favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our tax expenses, which could subject our consolidated affiliated entities to late payment fees and other penalties for underpayment of taxes.

We may be adversely affected by the complexity, uncertainties and changes in China regulation of internet business and companies.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. See “Item 4. Information on the Company — B. Business Overview — Regulation.” These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Our consolidated affiliated entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the ICP license, the Surveying and Mapping Qualification Certificate for internet mapping and the Employment Agency License.

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

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Value-Added Telecommunication Services” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Information Security and Censorship.” We have a team within our data security department which implements internal procedures to review the content in our system for compliance with applicable laws and regulations, aided by a program designed to periodically sweep our website and the data being conveyed in our system for sensitive keywords or questionable materials. In spite of this screening system, we may have difficulty identifying and removing all illegal content or transactions involving illegal sales of goods and services, which could expose us to the penalties described above.

If the PRC government were to deem our membership services or online marketing services as a form of online advertising, our business, results of operations and financial condition may be materially and adversely affected.

We do not believe our membership and online marketing services are deemed a form of online advertising under PRC laws and regulations. However, there are uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For example, in July 2015, the State Administration for Industry and Commerce promulgated the Interim Measures for the Supervision and Administration of Online Advertising (Draft for Comment) for comments. Online advertisements are defined under these draft interim measures as including various commercial displays, links and other advertisements displayed in forms of text, image, audio, video and otherwise through all kinds of internet websites, forums, and other internet media resources. It is also stipulated that except for identification information of goods or services such as pictures of the goods, text or graphic descriptions of delivery and packaging that is normally required by national standards or industry practices to be displayed for such goods or services, other texts, images and pictures that are displayed on the internet that are related to the goods or services and have characteristics of commercial advertisements will be deemed as online advertisements. There are substantial uncertainties as to if and when these draft interim measures will be adopted into law and what further changes might be made to such measures prior to or during their adoption. If our membership and online marketing services are deemed by the relevant authorities as a form of online advertising, such services will be subject to PRC advertising laws and regulations. Under PRC advertising laws and regulations, advertising operators, including advertising agencies, and advertising distributors, are obligated to monitor the advertising content and examine the supporting documents for advertisements provided by advertisers to ensure that the content is fair and accurate and in compliance with applicable law. There are also specific restrictions, requirements or prohibitions regarding advertisements that relate to certain products. Therefore, if our membership or online marketing services are deemed a form of online advertising, we will be obligated to conduct the examination, review and monitoring of advertising content on our online platforms as required by PRC advertising laws and regulations, which could be burdensome, and we may be required to edit or delete certain content on our online platforms. This risk could also apply to other content categories we may from time to time include on our website. In addition, if any of our membership or online marketing services are characterized as a form of online advertising, we may be subject to an additional 3% surcharge with respect to the revenues we derive from such services, potentially with retroactive effect, which could adversely affect our financial condition and results of operations.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries, Wanglin and 58 Tongcheng Information Technology Co., Ltd., or 58 Technology, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

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

Under the Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 and amended in January 2014 by the State Administration of Taxation specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited, or any of our other offshore subsidiaries meet all of the conditions above and thus we do not believe that 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries is a PRC resident enterprise, though some of the members of our management team as well as the management team of our offshore holding companies are located in China. However, if the PRC tax authorities determine that 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we or our offshore subsidiaries will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Furthermore, although dividends paid by one PRC tax resident enterprise to an offshore incorporated PRC resident enterprise controlled by PRC enterprises or PRC enterprise groups should qualify as “tax-exempt income” under the Enterprise Income Tax Law and Bulletin 45, we cannot assure you that dividends paid by any of our PRC subsidiaries to their shareholder in Hong Kong such as China Classified Information Corporation Limited will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes but not controlled by PRC enterprises or PRC enterprise groups.

Finally, dividends payable by us to our investors and gains on the sale of our shares may be become subject to PRC withholding tax.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through China Classified Information Corporation Limited or other Hong Kong subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to a Notice 112 issued by the State Administration of Taxation in January 2008 and the Arrangement between the Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise at all times within the 12-month period immediately prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement (Hong Kong) and other applicable PRC laws. Pursuant to SAT Circular 601 issued by the State Administration of Taxation in October 2009, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits, and “beneficial owners” refers to individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors on the recognition of a “beneficial owner”. Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” Whether a non-resident company may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. In June 2012, the State Administration of Taxation further provides in an announcement that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when conducting tax filings, which will be subject to post-filing examinations by the relevant tax authorities. None of our Hong Kong subsidiaries has applied for the approval for a withholding tax rate of 5% from the local tax authority prior to SAT Circular 60, nor has any of our PRC subsidiaries applied the 5% tax rate directly to any dividend payment after the SAT Circular 60, as our PRC subsidiaries have not paid dividends to us. We plan to have our Hong Kong subsidiaries assume some managerial and administrative functions, as well as conduct other business functions in the future. Once we implement such a plan, we do not believe that our Hong Kong subsidiaries will be considered a conduit company as defined under SAT Circular 601. However, our Hong Kong subsidiaries as currently situated may be considered a conduit company and we cannot assure you that the relevant PRC tax authority will agree with our view when any of our PRC subsidiaries directly applies reduced withholding tax rate under the relevant tax treaty in the future. As a result, we may not be able to enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement (Hong Kong) and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to their shareholders in Hong Kong such as China Classified Information Corporation Limited.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the Enterprise Income Tax Law, the Ministry of Finance and the State Administration of Taxation jointly issued SAT Circular 59 in April 2009, and the State Administration of Taxation issued SAT Circular 698 in December 2009. Both SAT Circular 59 and SAT Circular 698 became effective retroactively on January 1, 2008.

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

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations. We have conducted acquisition transactions in the past and may conduct additional acquisition transactions in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation by PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

PRC regulations establish complex procedures for mergers and acquisitions, including acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 that are commonly referred to as the M&A Rules. See “Item 4. Information on the Company — B. Business Overview — Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking, occurring inside or outside China, if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, due to lack of clarity under some PRC laws and regulations, it is unclear in some circumstances whether an approval is required for a merger or acquisition transaction and we cannot assure you that the PRC governmental authorities will agree with our view on whether the approval is required for transactions conducted or to be conducted by us.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

SAFE promulgated the Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, in July 2014, to replace the Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents Engaging in Financing and Roundtrip Investments via Overseas Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 requires PRC residents, including PRC individuals and entities, to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE as required under current laws, entities and individuals are required to apply for such foreign exchange registrations, including those required under the SAFE Circular 37, from qualified banks. The qualified banks, under the supervision of SAFE, will examine the applications and conduct the registration. If a PRC resident fails to make the required SAFE registration with the local SAFE branches, the PRC subsidiaries of such offshore company may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to the offshore company, and the offshore company may be restricted in its ability to contribute additional capital to its PRC subsidiaries. Moreover, failure to comply with SAFE registration and amendment requirements described above could result in liability under PRC law for evasion of applicable foreign exchange restrictions.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our securities offerings, are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from our securities offering to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. As of March 31, 2016, the difference between the total amount of investment and registered capital is US$220 million for Wanglin and approximately US$193 million for 58 Technology, respectively. Our capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In March 2015, SAFE promulgated SAFE Circular 19, which took effective and replaced SAFE Circular 142 from June 1, 2015. Although SAFE Circular 19 removed certain restrictions previously provided under SAFE Circular 142 for conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital, it continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capital for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE Circular 19 is still unclear whether a foreign-invested enterprise whose business scope does not include equity investment or similar activities may use Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC. For example, the business scopes of Wanglin and 58 Technology include, among others, research and development of online classified information technology and software systems, information technology consulting, technical services and marketing and promotional services. Each of Wanglin, 58 Technology and our other PRC subsidiaries that are foreign-invested enterprises may only use Renminbi converted from foreign exchange capital contribution for activities within its approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these circulars and rules could result in severe monetary or other penalties. If we convert the net proceeds we receive from our securities offerings into Renminbi pursuant to the applicable laws and regulations, our use of Renminbi funds for general corporate purposes will be within the business scope of our PRC subsidiaries.

PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated affiliated entities.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, any loans from our Cayman Islands holding company or other offshore entities to PRC domestic company shall obtain certain approvals from local SAFE and complete record-filling procedures with local SAFE on an item-by-item basis. Therefore, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our securities offerings to extend loans to our consolidated affiliated entities or their subsidiaries, each of which is a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans or financial support to our consolidated affiliated entities. We currently do not plan to use the proceeds from our securities offering to fund the operations of our consolidated affiliated entities and their subsidiaries. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans or other forms of financial support to consolidated affiliated entities. We will assess the working capital requirements of our consolidated affiliated entities on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our consolidated affiliated entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this annual report, our PRC subsidiaries have not paid dividends to us. Further, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. As of March 31, 2016, the registered capital of our PRC subsidiaries Wanglin and 58 Technology is US$280 million and approximately US$107 million, respectively. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules impose a uniform statutory enterprise income tax rate of 25% on all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “high and new technology enterprises” to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. This qualification generally has a valid term of three years and the renewal of the qualification is subject to review by the relevant authorities in China. Beijing 58, one of our consolidated affiliated entities, first obtained its certificate as a “high and new technology enterprise” in May 2009 and renewed the certificate in May 2012 and again in July 2015, each time valid for a period of three years. Beijing 58 is eligible to enjoy a preferential tax rate of 15% until the end of 2017 when it has taxable income under the Enterprise Income Tax Law, as long as it maintains this qualification and obtains approval from the relevant tax authority. Wanglin, one of our PRC subsidiaries, obtained its certificate in November 2012 and renewed its certificate in July 2015, each time valid for a period of three years. Wanglin also obtained qualification as a “software enterprise” in July 2014. In April 2015, the local tax authority granted Wanglin a two-year exemption followed by a three-year 50% reduction on its taxable income under the Enterprise Income Tax Law, effective retroactively from January 1, 2014. If Beijing 58 or Wanglin fails to maintain its qualification as a “high and new technology enterprises” or to renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

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

Companies operating in China are required to participate in social insurance and housing fund plans. We have not fully contributed to such plans as required by applicable PRC regulations. As of December 31, 2015, with regards to the outstanding contributions, including historical underpayments to such plans, we made a provision of RMB67.6 million (US$10.4 million), which is reflected in our audited financial statements included in this annual report. While we believe this provision is adequate, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

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

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, censuring that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The decision is not effective unless and until it is endorsed by the SEC. On February 12, 2014, the four PRC-based accounting firms appealed to the SEC against this sanction. On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and the CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our common stock from the NYSE or the termination of the registration of our common stock under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

Risks Related to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on October 31, 2013, the trading price of our ADSs has ranged from US$17.00 to US$83.71 per ADS, and the last reported trading price on May 12, 2016 was US$50.43 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the United States. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of February 29, 2016, holders of our Class B ordinary shares collectively owned approximately 22.3% of our outstanding ordinary shares, representing 74.2% of our total voting power. As of February 29, 2016, our founder, chairman and chief executive officer, Mr. Jinbo Yao and Tencent beneficially own an aggregate of 34.2% of our outstanding shares.

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

Depending upon the value of our assets, which may be determined based, in part, on the market value of our Class A ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2015 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat Beijing 58 and other consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 and other consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending December 31, 2016 and for subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for our taxable year ending December 31, 2015 or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

We incur increased costs as a result of being a public company.

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

In addition, we have ceased to be an “emerging growth company” as of December 31, 2014, and therefore are no longer able to take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002. We have incurred significant expenses and devoted substantial management effort, and expect to continue to do so to ensure compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the other rules and regulations of the SEC.

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

We began our operations in China in 2005 through Beijing 58, a PRC limited liability company, which has become our consolidated affiliated entity through a series of contractual arrangements. Our current holding company, 58.com Inc., was incorporated in May 2011 as a limited liability company in the Cayman Islands.

On November 5, 2013, we raised US$200.0 million in net proceeds from the initial public offering of our ADSs and another US$15.0 million from a concurrent private placement of Class A ordinary shares to DCM Hybrid RMB Fund, L.P., a fund affiliated with DCM V, L.P., one of our existing shareholders. Our ADSs trade on the New York Stock Exchange under the symbol “WUBA.”

On April 2, 2014, we and certain selling shareholders completed a follow-on public offering of ADSs. Our net proceeds, after deducting underwriting commissions, amounted to approximately US$73.0 million. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

In June 2014, Tencent invested US$736.1 million in our company and acquired 36,805,000 Class A and Class B ordinary shares, representing a 19.9% equity interest in our company on a fully-diluted basis at that time. We applied part of the proceeds from this transaction to repurchase 27,603,750 ordinary shares of our company from certain pre-IPO shareholders.

In March 2015, we acquired Anjuke, a major online real estate listing platform in China, through the purchase of a 100% equity interest in Anjuke Inc., a company incorporated under the laws of the Cayman Islands, for 4,839,372 newly issued Class A ordinary shares of our company and US$160.2 million in cash. We also issued 248,216 fully vested restricted share units of our company to former Anjuke employees as part of the share consideration.

In April 2015, we acquired a less than 50% equity stake in Falcon View Technology, or Ganji, the holding company of the PRC entities operating Ganji.com, a major online local services platform in China, for 34,039,136 newly issued Class A ordinary shares of our company and US$412.2 million in cash. Concurrent with this acquisition, Tencent purchased 15,384,616 additional newly issued Class A ordinary shares of our company from us for US$400.0 million.

Later in 2015, our company, as a limited partner, committed an aggregate of 46,505,912 newly issued ordinary shares and US$406.7 million in cash to several private equity funds, of which all the ordinary shares and US$272.4 million in cash were contributed to the funds in August 2015. These funds are dedicated to investing in businesses in China and separately managed by different investment entities, as general partners, which are unaffiliated with each other and unaffiliated with us. These funds, together with Tencent, acquired all the remaining equity interest in Ganji in August 2015. We also transferred an aggregate of 4,449,002 fully vested restricted share units of our company and approximately US$51.0 million in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji. We considered that we have a controlling financial interest over the equity funds under the voting interest model, and as a result have consolidated Ganji since August 6, 2015.

On November 27, 2015, 58 Home raised US$300.0 million in a Series A preferred shares equity funding round, with participation from Alibaba Group Holding Limited, global investment firm KKR, and Ping An Group, among which US$10.0 million was contributed by 58.com Inc. Following the closing of the series A financing of 58 Home, 58.com Inc. holds 87.9% of the total outstanding ordinary shares of 58 Home and 61.7% of the total outstanding shares of 58 Home on an as-converted basis. As certain rights provided to the non-controlling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015.

On December 31, 2015, we divested our controlling ownership stake in Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, to Mr. Mark Haoyong Yang, co-chairman of our board of directors at the time. We had a 45.6% stake in Guazi immediately following the spin-off.

On December 11, 2015, we issued 4,267,344 Class A ordinary shares at a price of US$31.0 per share to Tencent in exchange for the cancellation of US$125 million principal amount of a loan from Tencent, together with accrued but unpaid interest on the principal amount of US$400 million as of December 11, 2015.

Our principal executive offices are located at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, the People’s Republic of China. Our telephone number at this address is +86 10 5956-5858. Our registered office in the Cayman Islands is located at the offices of Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

Our business is comprised principally of our online classifieds and listing platforms. Our online classifieds and listings platforms enable local merchants and consumers to connect, share information and conduct business in China. These platforms include 58, Ganji and Anjuke. 58 and Ganji are online multi-content category-classified advertising platforms, while Anjuke is an online real estate listing platform.

In addition, 58 Home, our unconsolidated subsidiary, operates a mobile-based closed-loop transactional platform for home services, which directly connects consumers and individual service providers for local services such as home cleaning, moving services and manicure services provided at home.

Our Classifieds and Listing Platforms

Our classifieds and listing platforms contain local information for approximately 485 cities across diverse content categories, including jobs, real estate, used goods, automotive and yellow pages. Users can browse and search for free for local information that they need. Users, including both consumers and merchants, can also post content for free. The content includes job resumes, real estate rental and sales listings, and used vehicles and used goods for sale, among others.

To improve user experience, our teams design and provide templates to users to make listings easier to post and more informative and relevant. We conduct automatic and manual screening using proprietary technology and processes to improve the information quality on our online platforms. Our information quality teams leverage our years of experience and continue to strengthen processes to certify local merchants offline, detect spam, and collect and respond to customer feedback online.

On our online classifieds and listing platforms, merchants can post content to attract potential customer leads for free, but for paying merchants we provide subscription-based membership services to help them attract more customers. For further enhanced marketing effectiveness, merchants can purchase various additional online marketing services such as real-time bidding and priority listing. Merchants can pay for these services online, including through their mobile phones.

We have field sales teams in 39 cities in China. In approximately 330 other cities where we do not have field sales teams, we work with sales agencies to market locally. Our field sales and sales agency teams educate local merchants about the internet market and how the subscription-based membership services on our classifieds and listing platforms can help them do better business. We also have centralized customer service teams who maintain regular contact with our customers and upsell various online marketing services to help them optimize their marketing effectiveness.

Our business model is highly compatible with mobile internet. User experience of browsing or listing information on our mobile applications is much better than on PC applications because of smart phone features such as location based services and more convenient photo shooting and communication tools. The enhanced mobile user experience also significantly increases user engagement.

Similar to our www.58.com website, our main 58 mobile application contains information in the various content categories. It allows users to access information in different categories in one application. Our newly acquired and consolidated businesses also have their own respective mobile applications. Ganji’s mobile application is a multiple category classifieds application similar to our 58 mobile application. Anjuke’s mobile application mainly focuses on secondary and primary home sales. We have various merchant mobile applications through which merchants can manage content, interact with consumers and purchase online marketing services to better attract consumers. We also have other category-specific mobile applications from acquisitions or internal development that are still relatively small in terms of user traffic. In 2015, 71% of our total detail page views were on mobile applications.

58 Home

The home services industry in China is a massive but fragmented industry. China has over one hundred cities with a population of a million or more. These cities create a strong demand for home services such as home cleaning, cooking, laundry, automotive maintenance and cleaning, tutoring, healthcare and moving services. On the supply side, China has a sufficient labor pool to provide these services. These service providers typically form small or micro-scale businesses or attach themselves to middleman agency companies. These businesses are generally small and local and lack strong brands. As a result, Chinese consumers generally have difficulty in searching for these services providers, let alone those who can provide high-quality and consistent services.

In the second half of 2014, 58 Home launched its first mobile application. The search, reservation, payment, rating and review of these services can be done on the mobile application. 58 Home finds and certifies individual service providers and trains them to use the merchant version of the mobile application. There are no middleman agency companies on 58 Home. Consumers can select individual service providers or leave the selection of the service providers to the system, which recommends service providers based on location, availability and other criteria specified by the consumers. Other than online efforts, 58 Home also conducts regular training for services providers in an effort to raise the quality of their services, which is a key aspect of user experience. 58 Home also has customer services call center teams that collect customer feedback to enhance our operations. Currently 58 Home focuses on three core categories: home cleaning, moving services and manicure services provided at home or merchant locations. 58 Home also partners with third-party companies that provide a single vertical home service category in order to widen the content categories on 58 Home. The 58 Home applications facilitate the matching of supply and demand for local services and help raise the quality of these services provided in China. Currently, there are over 30 cities in China where most of 58 Home services are available. 58 Home is still in an early stage and 58 Home plans to roll out services to more cities and categories in 2016.

Our Revenue Model

We generate revenues primarily from memberships and online marketing services. A membership is a basic service package mainly consisting of merchant certification, display of an online storefront on our platforms, preferential listing benefits such as daily priority listings and higher quota for daily listings, and access to our dedicated customer service support team and online account management system. Our online marketing services include listing services, such as real-time bidding and priority listing, as well as marketing services through collaboration with third-party internet companies in China. Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a daily or a cost per click, or CPC, basis. Merchants can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying merchant members’ listings.

Our revenues were US$145.7 million, US$265.0 million and US$714.8 million in 2013, 2014 and 2015, respectively. We had net income of US$19.6 million in 2013 and US$22.6 million in 2014 and we incurred net loss of US$263.0 million in 2015.

Our Users

Our users refer to all participants on our platforms, including consumers and local merchants. Users may browse and search information on our online platforms without the need to register an account with us. After completing a user registration process, a user can post information and use our communication tools and other services.

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

Content Categories

Our users post a massive number of listings on our platforms covering a wide range of services and products. We organize the listings on our platforms by content categories in an intuitive and easy-to-use directory to facilitate the browsing and viewing of listings. Within each main content category, information is further sorted into subcategories with various search criteria and parameters to allow users to further refine their information search and increase the relevancy of their search results. Currently, listings on our platforms cover major categories such as jobs, real estate, used goods, automotive and yellow pages.

Key features of the main content categories are summarized as follows:

•	Jobs. Jobs currently covers a wide range of job categories such as sales people, skilled workers, food and beverage staff, delivery staff, and homecare and cleaning staff. Our 58 and Ganji platforms have largely blue collar job listings and resumes. Employers can search and review resumes on our database. In addition, this content category contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process.

•	Real estate. Real estate is sorted into sub-groups of residential leasing, primary and secondary property sales, office space, retail space and industrial real estate leasing. Our 58 and Ganji platforms have mainly secondary property sales and rental listings, while our Anjuke platform has both primary and secondary property sales listings. Listings are uploaded by either individual consumers or real estate agents. We further facilitate users’ decision making by providing property pricing indices, generated from our listing database, for different areas and property categories. Our PC and mobile applications enable real estate agents to conveniently upload new listings, manage their listings, communicate with consumers and monitor marketing effectiveness.

•	Used goods. Used goods covers a wide selection of used consumer products such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, books, artwork, sporting goods and musical instruments. Listings are uploaded by either individual consumers or used goods buy-sell merchants. In addition to the exchange of information, we also facilitate online transactions through our main 58 mobile application or through Zhuanzhuan, an internally developed used goods mobile application.

•	Automotive. Automotive includes listings of new and used cars, car leasing, driving school services, automotive repair and maintenance services, and other car-related services. Listings are uploaded by either individual consumers or used car dealers. The platforms also contain automotive manufacturers’ brand advertising for their new and used car businesses. For selected vehicles, we also provide vehicle inspection information as well as financial services, mostly through qualified third-party partners, in an effort to better facilitate the automotive transaction. We also have mobile applications that help users to prepare for driving license examinations, find driving tutors or access other information or services needed by car owners.

•	Yellow pages local services. This business directory covers a variety of general local services, which include homecare, business services, renovation, education and training, vehicle rental, franchise licensing services, wedding and filming, and travel services. In some relevant content categories, we facilitate commerce by providing online user reviews, reservations, and transaction and payment tools. These functionalities further enhance user engagement and bring a higher level of convenience to users.

Our Websites and Mobile Applications

Our Websites

Our key websites include www.58.com, www.ganji.com and www.anjuke.com. Website layouts are designed to ensure a smooth user experience. Users are typically brought to one of the approximately 485 city websites, or they can manually select the city they are interested in. Within each city website, listings are grouped by content categories and subcategories. Users can further select a specific neighborhood within the city, leading users to information that is only relevant to the selected neighborhood. In each content category, we provide customized parameters to allow users to further filter their search queries.

From the home page, once users select the location and category, users will access a listing page, where numerous listings are displayed. The listings on this page typically include brief information on merchants and their services. When users click on an individual listing, a landing page will show more detailed information about the merchant and the product and service the merchant provides. These subcategories and additional parameters are regularly reviewed and optimized for each content category based on user feedback and user traffic data to ensure we continue to provide a superior user experience.

Our Mobile Applications

Our listing-based content is easily accessible through our different mobile applications. We mainly offer three types of mobile applications: downloadable applications developed for Android and iOS platforms, browser-adapted applications for users accessing our websites through their smartphone browsers and tailor-made mobile applications for merchants.

The mobile application content layout for classifieds and listings is intuitive and easy to use. Once users select a location and a main content category, they are presented with the listings results. Users can further narrow the search by selecting more detailed search parameters, customized for different content categories.

Mobile functions further enhance user experience on mobile phones. For example, a direct dial feature on our mobile-enabled platform allows users to call the phone numbers displayed on a listing with one simple touch. In addition, mobile users can send messages or use instant messaging software from our mobile applications at any time. We designed additional features for users to upload photos from mobile phones to update the listing content, which is immediately synchronized with our web content. The multi-media functionalities of mobile phones further enrich the listing content on our platforms. Furthermore, location-based functionalities of mobile phones enable us to provide information that is more geographically relevant to users on a real-time basis. We have also developed technologies to recommend content based on users’ past browsing history. Our merchant mobile applications simplify the processes for merchants to manage their listings, such as uploading, modifying, searching and prioritizing the listings and also purchasing online marketing services to enhance their marketing effectiveness. Our mobile applications also allow merchants to communicate in real time with users and manage their customer relationships on our applications. We also leverage big data ability to better match consumers who look for local services information with those merchants who can provide the most relevant services. We continually work on developing additional features to better utilize mobile device functionalities to enhance user experience.

In the case of 58 Home (the home services app) or Zhuanzhuan (our used goods app), mobile payment technology has made closed-loop services, from searching to paying for services, not only possible but convenient.

The 58 Home mobile applications, launched in the second half of 2014, currently contain content categories such as home cleaning, moving services and manicure services. These mobile applications focus on services that generally require service providers to go to the consumer’s home to render the services. Users can easily book services through the application after identifying the services they need, the location and the expected timing. Users can use a system recommended service provider or select service providers through browsing the service providers available and their rating and reviews from other consumers. When the services are rendered, users can pay online or with cash in person. They can also pay a lump sum to become members, which entitles them to better discounts for booking future services from the platform.

Apart from the user versions of the 58 Home PC and mobile applications, 58 Home has also launched separate applications for service providers. They enable service providers to receive and act on incoming orders, communicate with the consumers, receive payments and track service remuneration.

These applications simplify the process for users to find local services and enable them to make more informed decisions about selecting service providers. They also enable the service providers who were previously typically affiliated with offline service agencies to gain direct access to consumers and over time create a reputation by providing high-quality services and accumulating good reviews. 58 Home services, by connecting increasingly more consumers and service providers, aim to become a more efficient platform in matching supply and demand for local services. By making the booking, communication and payment process more transparent and conducting regular training for the service providers, 58 Home expects to help raise the quality standards of the local services and increase the satisfaction rate of consumers and service providers.

The Zhuanzhuan mobile application, which we launched in the fourth quarter of 2015, allows users to search and trade used goods such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, books, artwork, sporting goods and musical instruments.

Functionalities of our Platforms

All users can use our platforms to:

•	Browse and search. Users can browse and search our large database of listings to retrieve specific listings relevant to their needs for free and without the need of registering an account with us. Users are able to obtain search results based on keyword searches as well as an intelligent dictionary of commercial products and associated terms.

•	Post listings. Users who register with us enjoy the basic services of listing information on our online platforms for free as well as other additional benefits. A registered user can choose to go through our certification process by providing personal identification information, a mobile phone number and an email address for an individual, or business license and contact information for an enterprise. Listings by a registered user that has passed the merchant certification process will be identified with a trust rating score on our online platforms.

•	Communicate. Other than traditional phone communication, most of our websites and mobile applications offer instant messaging tools enabling users to maintain a “friends list” and communicate online. In addition to the instant messaging tools, our mobile site and mobile applications contain a direct dial feature which allows users to call or send text messages to phone numbers displayed on the listings with one simple touch. Our instant messaging software and mobile application are designed specifically for merchants. They have features such as instant notification when users visit their listings, which ensures real-time interaction between merchants and consumers, and recommending users to merchants based on our system’s intelligent matching capability after analyzing a merchant’s listing content and a user’s viewing history.

•	Make reservation and purchase. In addition to providing a local information directory, our online platforms also facilitate online reservations and transactions between consumers and local merchants in 58 Home or used goods categories. For example, users can book home cleaning, moving services and manicure services on 58 Home or buy and sell used goods on Zhuanzhuan. We partner with well-known third parties to provide mobile payment interfaces and escrow payment ability.

•	Review and report. Users can post reviews on listings on our platforms, which provides transparency on merchant credibility. Reviews and ratings are most common in 58 Home and Zhuanzhuan used goods categories. Consumers can also easily report fraud if they come across suspicious content.

Service Offerings

Membership

A subscription-based membership is a basic service package consisting mainly of merchant certification, display of an online storefront on our platforms, preferential listing benefits such as daily priority listings and a higher quota for daily listings, and access to our dedicated customer service support team and online account management system. Merchants who subscribe to our membership can enjoy more services and obtain more effective marketing than non-paying merchants on our platforms. 58, Ganji and Anjuke offer subscription-based merchant membership packages that include similar types of services although the specific details of the services, such as the quotas for daily listings and downloadable resumes, may vary from platform to platform.

We offer memberships of varying lengths across different content categories. Memberships in the yellow pages and jobs categories are primarily 12-month packages. In China, due to relatively high employee turnover among migrant workers, many businesses have ongoing hiring needs. Memberships in the real estate category are primarily one- to three-month packages due to the higher turnover of real estate agents. We acquire a majority of paying merchant members through our field sales teams. Our centralized and dedicated tele-customer service team supports our paying merchant members during their membership to enhance the effectiveness of the paying merchant members’ marketing efforts and improve the likelihood of membership renewals. A majority of our paying merchant members are small and medium-sized local merchants.

The following table sets forth the number of subscription-based paying membership accounts for the periods indicated:

	March 31, 2013	June 30, 2013	Sept. 30, 2013	Dec. 31, 2013	March 31, 2014	June 30, 2014	Sept. 30, 2014	Dec. 31, 2014	March 31, 2015	June 30, 2015	Sept. 30, 2015	Dec. 31, 2015
	(in thousands)
58	248.8	297.7	352.9	392.9	441.0	510.3	560.1	604.5	668.6	783.8	893.4	963.5
Ganji	—	—	—	—	—	—	—	—	—	—	495.1	464.0
Anjuke	—	—	—	—	—	—	—	—	129.1	206.2	293.5	327.4

_____________

Note:	We define paying membership accounts as the registered accounts through which our users have purchased our membership subscriptions. The number of paying membership accounts in a given period represents the paying merchant members whose membership subscriptions are in their service period at any point during such given period.

Our membership services package includes the following services:

•	Certification services. We require merchant certification for local merchants who intend to become our paying merchant members. We require membership applicants to provide us with copies of their business licenses and we check the authenticity of details included in the business licenses against those available in third-party databases, such as the publicly available database of the local administration of industry and commerce. We have also developed various other certification processes and requirements that are specific to different content categories based on our years of experience. Each member that has passed the merchant certification process will be identified as a certified merchant on our platforms.

•	Online storefront. Paying merchant members can set up online storefronts by utilizing 615 standard website templates that we have developed in-house and that can be customized for different service sectors. A member may include a brief company profile containing the member’s contact information and a virtual showroom of the member’s products and services. The online storefront also includes online reservation, transaction and payment functions.

•	Preferential listing benefits. Paying merchant members’ listings and online storefronts have priority placement in the listings and search results over those of our non-member registered users. In addition, paying merchant members can designate time intervals throughout a day to refresh their listings up to a pre-set number of times a day without additional fees. Other benefits include higher daily quotas to upload listings, higher discounts to purchase other online marketing services, dedicated telephone numbers through which users can contact merchants for customer services and statistical reports to track marketing effectiveness and participation opportunity in our marketing events.

•	Customer service. We provide our paying merchant members with a dedicated and experienced customer support team that attends to their inquiries, assists them with setting up their online storefronts, and follows up with them to help optimize their listings and marketing effectiveness. In addition to general customer service, we also provide industry specific online marketing know-how to help merchants maximize their market effectiveness.

•	Account management system. We have developed a comprehensive account management system which serves as a one-stop shop for our paying merchant members. Our account management system allows paying merchant members to conduct various activities, including managing listings, tracking and evaluating the marketing effectiveness of listings, managing business operations, and purchasing our online marketing services, via a user-friendly interface. Our account management interface is tailored in design and functions for the varying needs and requirements of our paying merchant members in different sectors. We have also developed a mobile merchant application through which our paying merchant members are provided with access to the same information and services on mobile devices as on PCs. In addition to enabling listings with increased relevance of information through location-based services, the mobile application also allows merchants to communicate in real time with users.

Membership revenues from customers are mostly collected by our field sales teams, while customers can also opt to request and subscribe to memberships through our online interface.

Online Marketing Services

Our online marketing services primarily include listing services, such as real-time bidding and priority listing, display advertising and online marketing services through collaboration with third-party internet companies in China. All of our 58, Ganji and Anjuke platforms offer some sort of online marketing services. 58’s and Ganji’s online marketing services are mainly listing services that customers purchase to enhance the exposure of their listings. Anjuke’s marketing services relate to primary real estate properties. On average, approximately 45.1% of our quarterly paying membership accounts purchased our online marketing services in 2015.

Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a cost per click basis, also known as CPC. We have developed a user-friendly bidding system through which merchants can create text- and graphic-based descriptions for their listings and bid on the placements of their listings. We set minimum bidding prices which are based on metrics such as traffic and number of clicks generated by precedent placements. We launched our real-time bidding services, mainly for daily listings, in selected categories and locations in the first quarter of 2013. We upgraded the daily bidding systems to a CPC basis for major categories in first quarter of 2015. The bidding services enable merchants to market their services to broader and more precise consumer populations. We generate much higher revenues than we otherwise could with the same amount of listing space by attracting more customers and monetize the traffic to their market value. On 58’s classifieds platform, an increasingly larger percentage of subscription-based payment merchant members have been purchasing bidding services. The newly consolidated Ganji and Anjuke platforms have only a low percentage of their paying customers purchasing bidding services due to the lack of experience in this area. We are working to transfer the knowledge and systems to the Ganji and Anjuke platforms.

Merchants can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying merchant members’ listings. Merchants can purchase listing placements of varying durations from several hours to several days to several weeks.

We provide display advertisement for real estate developers on our Anjuke platform. The customers use these services to enhance their brand recognition and attract consumer attention to the primary real estate projects that are on the market. They can be text- or graphic-based displays for varying time periods ranging from several days to several months.

We collaborate with third-party internet companies by placing the marketing links of their marketing customers on the relevant listing pages on our online platforms. We generate revenues based on the number of clicks or cost-per-thousand impressions at pre-determined prices.

In most cases customers are required to make payment in advance before purchasing our online marketing services, in the form of purchasing virtual online currencies of our platforms. Paying merchant members can log into our account management webpage or mobile application and purchase various online marketing services through an easy-to-use interface. Our account management system enables paying merchant members to review and optimize the performance of their existing listings and to upload and market new listings.

Our field sales and customer service teams stay in regular contact with our customers and play an essential role in promoting our online marketing services to our paying merchant members. Leveraging our expertise in online marketing services, we help our paying merchant members to select the most suitable services to maximize their marketing effectiveness.

E-commerce services

Our e-commerce services are mainly related to Anjuke’s primary real estate business. Our e-commerce services for new residential properties take place in the form of selling discount coupons to consumers. We promote developers’ properties on the Anjuke platform and facilitate physical property visits and pre-sale customer support. We earn revenue when the discount coupons are used for actual property purchases.

Technology

We have made significant investments in different technologies to ensure superior user experience and information quality. We have built strong capabilities in real-time search, anti-fraud protection and information quality assurance, large-scale systems and scalable infrastructure, account management and real-time bidding technology, mobile technologies, and big data. We have taken over and integrated systems and technologies in our newly acquired and consolidated internet businesses such as Ganji and Anjuke. As of December 31, 2015, we had a team of 2,744 highly skilled product development personnel and engineers with expertise in a broad range of technical areas.

Real-time Search

To accomplish the timely display of information, we have developed a proprietary search engine with high levels of performance, reliability and scalability.

•	High performance levels. We have implemented an advanced search indexing system through which all new data are stored immediately after they are posted. Our new postings are typically available for search within three seconds after they are posted.

•	Highly reliable. We have developed a load balancing mechanism in the search engine to ensure that our overall searching system will be unaffected by server failure.

•	Highly scalable. Our search system is implemented on a distributed and clustered infrastructure which enables the storage and processing of large datasets and facilitates deployment of resources on a larger scale.

Anti-fraud Protection and Information Quality Assurance

We have built a framework in which we measure information quality and classify quality issues into different levels such as fraud risk, authenticity, clarity and relevance. Based on the results of the initial information quality measurement, we deploy information screening technologies according to the level of quality issues we identify. To maximize the efficiency of our system, if we identify a listing as involving a higher level of risk, we do not proceed further with the lower level of screening procedures. Our strong anti-fraud capabilities include:

•	Content analysis technology. Our system screens every listing for fraud risk before a listing can be displayed on our online platforms by using various specific technologies such as watermark identification, information retrieval and machine learning technologies. Our system is designed to sweep the data being transmitted on our platforms on a real-time basis for sensitive keywords, questionable content and unusual levels of activity.

•	User behavior analysis technology. Equipped with data mining technology to track and analyze a wide range of anonymous user information, our system can detect and flag potential irregularities and initiate the relevant procedures to quickly identify and fix any potential problems.

•	Manual review and feedback adopting system. We use a manual review process to screen information that is flagged by our system, requiring a more detailed follow-up. We have built a mechanism through which our system can “learn” from the results if a listing is checked and validated to be accurate through our manual review process, by incorporating the manual review results in our system database. Thus we are able to continue to update our system and enhance the system’s screening capability and efficiency.

Large-Scale Systems and Scalable Infrastructure

We have built a system infrastructure that is easily scalable, supports a massive number of software and systems and has large data storage capacity. Our entire system is built on a distributed, load-balanced computing infrastructure, which is both highly scalable and reliable. The infrastructure can be expanded easily as data storage and user visits increase. We have designed a unified platform, which administrates all systems and servers and can reconfigure or redeploy systems or servers automatically whenever needed. We continue to upgrade our system infrastructure so that it can support the mid- to long-term growth of the platform in a more cost effective and efficient manner.

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

•	Listing management. Paying merchant members can generate, upload and delete both text- and graphic-based listings via an easy-to-navigate online interface. Our account management system provides search functions with category-specific search criteria to help our paying merchant members to access and utilize our listing database more effectively and efficiently. The system is also equipped with additional analytic tools for listings in different content categories.

•	Tracking and evaluation of marketing effectiveness. Paying merchant members can log into our account management webpage to review and optimize performance of their listings. The system keeps track of traffic brought to their listings, and provides further detail on traffic by listing or by time period. Our paying merchant members are therefore able to evaluate their marketing effectiveness by analyzing traffic to their listings compared to that of other listings in similar content subcategories and locations.

•	Business operations management. Paying merchant members can manage part of their business operations using our account management system.

•	Purchasing online marketing services. We have placed links to purchase our various online marketing services on our account management webpage, as we believe these services can help our customers achieve better marketing performance. Our paying merchant members can also participate in real-time bidding for priority listings through a simple interface that we provide.

Mobile Technologies

Page views from mobile applications represented 71% of total detail page views in 2015. We use native web development capabilities to ensure our applications can be upgraded rapidly and third-party applications can be integrated onto our mobile platform in a flexible and efficient manner.

In addition, our mobile applications allow us to collect more detailed user behavior data, leverage our data mining capabilities and introduce new user features, such as personalized content, to enhance user experience.

Big Data Platform and Data Intelligence

We have developed our own big data platform due to the increasing need for large scale and real time data analysis to enhance our operation and user experience.

We have built our big data platform based on existing open source architecture such as hadoop, which we have modified and customized for our business scenario, to create a reliable and high performance system. We have also built real time data analysis capabilities on top of the big data platform.

We have built a recommendation platform that uses machine learning and data intelligence technologies and gives us fast customization capabilities for different business scenarios. We have customized recommendation systems for different business sectors such as housing, cars and used goods.

Content Management and Monitoring

We have dedicated personnel reviewing content on our platforms for compliance with applicable laws and regulations, aided by a program designed to sweep our platforms and the data being transmitted on our system on a real-time basis for sensitive keywords, questionable content and unusual levels of activity. Content that contains certain keywords is automatically filtered by our program and cannot be successfully posted on our online platforms.

Apart from ensuring our content is compliant with applicable laws and regulations, we believe information quality is critical to superior user experience. We utilize proprietary technology such as text- or picture-based content screening analysis technologies together with manual screening to ensure the relevance, accuracy and credibility of the content on our online platforms. Through the combination of manual review and our system’s self-learning ability, we have been increasingly able to identify spam and fraudulent listings. Consumers can also post reviews on merchant listings, which provide transparency on merchant credibility. We also encourage consumers to report fraud if they come across suspicious content by making the fraud report process easy.

We encourage merchants to further increase their credibility by going through our merchant certification procedure, which is mandatory for our subscription-based paying merchant members. The increased quality of our merchant network increases the quality of information on our platforms. In addition, we have rolled out a consumer protection program, which contains various measures to help improve information credibility and promote safer online transactions.

We continue to work with other internet companies to share knowledge and practices with respect to information quality management as well as whitelists and blacklists in this area.

Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our online platforms. In the user agreement, the user makes certain representations and warranties, including, among other things, that (1) all information submitted for registration purposes and all user-generated content are true, (2) none of the user-generated content infringes on third-party rights or properties, (3) the user-generated content is in compliance with relevant PRC laws and regulations, (4) the user alone is responsible for any losses, injuries, liabilities or expenses arising from or caused by the user-generated content, and (5) the user will not hold us liable for any losses arising from intellectual property right infringement by using our online platforms. However, we may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our online platforms. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to enforcement mechanisms of the PRC legal system which may not be effective. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our website, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

Sales and Customer Service

Sales

Our field sales force provides us with direct access to local merchants and helps us better understand local needs. They help to certify our paying merchant members in person, organize focused workshops or seminars with interested merchants to promote basic concepts of internet marketing, promote our services and develop paying merchant members.

As of December 31, 2015, we established branches in 29 major cities and employed sales teams of 11,934 employees. This includes our teams from Ganji and Anjuke in addition to our 58 field sales teams. Our field sales teams have directly contributed to the revenue growth of our subscription-based membership services. They also lay the foundation for our online marketing services growth by selling packages that combine subscription-based packages and virtual currencies which customers can later use to purchase various forms of online marketing services.

The compensation package for our sales teams includes fixed basic salaries and commissions based on the revenues they achieve. We provide regular in-house and external education and training, internally developed customer relationship management, call center and other business intelligence systems to our field sales and sales management teams to help them keep up-to-date on new products and services of our company and increase their efficiency in developing new subscription-based paying merchants.

Currently, to a large extent, we have separate teams selling separate services for our 58, Ganji and Anjuke businesses. For 58 we have field sales teams in 27 cities. For Ganji, we have direct field sales teams in 4 cities. For Anjuke, we have direct field sales teams in 39 cities. In cities other than those cities where we have direct sales teams, we utilize sales agencies to grow our business. As of December 31, 2015, we had relationships with over 330 sales agencies. We will continue to evaluate our strategies with respect to the use of field sales teams or sales agencies as well as the decision to maintain separate sales or sales agencies to sell different brands or using teams to sell multiple brands.

Customer Service

General user service.  We have dedicated teams who are committed to address general users’ queries within 24 hours through online messages or emails. In addition, we closely monitor user feedback from various other channels, such as popular social network services platforms and promptly elevate issues internally and respond to valuable user feedback we collect.

Member service.  For our paying merchant members, we have a dedicated customer service center in Tianjin, China, which supports our paying merchant members through our paying merchant members-only toll-free phone number and other online communication channels. Our customer service center was staffed with 1,285 customer service personnel as of December 31, 2015. Our dedicated customer service team is well trained on our membership services functionalities and online marketing services offerings. Using our internally developed customer services systems, our customer service teams analyze data on the performance of the marketing services and help paying merchant members to optimize their online marketing strategies and performance.

New Member Generation.  In some cases, we utilize our customer service team to develop new paying merchant members through tele-sales activities. In the industries where local merchants are more familiar with online marketing, we find this to be more cost-effective to promote our online marketing services on the phone, as opposed to having in-person demonstrations of our service offerings. We also use our tele-sales teams to cover remote areas where it is not economical to cover through our field sales teams or sales agent network.

As of December 31, 2015, we had approximately 1,285 employees in our customer service teams.

Marketing and Brand Promotion

We believe that there is still lots of room in China for user growth for our platforms as smart phones continue to proliferate. Other than continuing enhancing user experience, which drives word-of-mouth and repeat usage, it is also critical to continue to promote our brand and attract more users through various forms of online and offline marketing. Our online marketing activities consist of paid marketing through internet navigation sites and various popular search engines in China and display advertisements. It also includes traffic acquisition on mobile browsers, mobile application stores and selected smart phone application pre-installation. Our offline marketing activities include traditional mainstream media such as television, billboard, direct mailing advertisements, public relations activities, as well as sponsored events to increase our visibility and promote our brand. Our branding efforts cover major brands, such as “58,” “Ganji” and “Anjuke.” Although majority of the advertising expenses are incurred to attract consumer users, we also conduct merchant related marketing events, such as seminars and workshops, where we meet with local merchants to share insights in the industries, introduce and promote our various online marketing services to deepen our relationship with the merchant network.

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. We hold 16 patents and have applied for the registration of 111 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2016, we had registered 166 computer software copyrights and 49 artwork copyrights in China, and had registered 35 domain names that are material to our business, including www.58.com, www.58.com.cn, www.anjuke.com and www.anjuke.cn, and 136 trademarks, including  ,  and  , in China, excluding those relating to 58 Home. As of March 31, 2016, Ganji had registered 31 computer software copyrights and 1 artwork copyright in China and had registered 4 domain names that are material, including www.ganji.com and www.ganji.com.cn, as well as 249 trademarks.

Competition

Our competitors in the online marketing space include smaller or regional online classifieds websites as well as industry- or content-specific vertical websites, whose information serve the same underlying industries as certain content categories of our online platforms. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily with our user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities. In some cases, we partner with other internet companies to provide better user experiences and achieve win-win collaborations.

Regulation

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the internet sector. The PRC State Council, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce, the State Administration of Press, Publication, Radio, Film and Television (formerly the General Administration of Press and Publication) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, internet-related services and e-commerce. However, the PRC telecommunications industry and internet-related industry are at an early stage of development. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, internet-related services and e-commerce. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Licenses for Value-Added Telecommunication Services

The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in China. The most recent version of the Catalogue, which was promulgated in 2015, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000, commercial internet information services operators must obtain an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within China. Beijing 58, our consolidated affiliated entity, obtained an ICP License issued by Beijing Administration of Telecommunication in May 2006, which was renewed in May 2011 and again in April 2016, and will expire in April 2021.

Foreign Investment in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council in December 2001 and amended subsequently, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except for e-commerce business, in which foreign investors are allowed to have 100% ownership in accordance with the Guidance Catalog of Industries for Foreign Investment amended in March 2015, and an announcement by the MIIT in June 2015. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

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

The Standing Committee of the National People’s Congress promulgated Anti-Terrorism Law on December 27, 2015, which took effect on January 1, 2016. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers must, among others, (i) provide technical support and assistance to the relevant government authorities in preventing and investigating terrorist activities, (ii) implement network security and information monitoring systems and take safety and prevention measures to prevent the dissemination of terrorism information, delete the terrorism information, immediately stop its dissemination, and keep record and report to the relevant government authorities once the terrorism information is discovered, and (iii) examine the identity of customers before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

As Beijing 58 is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. Beijing 58 has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations. The majority of the content posted on our online platforms is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our online platforms and removing prohibited content. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our online platforms in the past. However, there is significant amount of content posted on our online platforms by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant government authority. We believe these measures taken by us are generally in compliance with the relevant laws and regulations.

If, despite the precautions, we fail to identify and prevent illegal or inappropriate content from being displayed on or through our online platforms, we may be subject to liability. In addition, these laws and regulations are subject to interpretation by the relevant authorities, and it may not be possible to determine in all cases the types of content that could result in liability. To the extent that PRC regulatory authorities find any content displayed on or through our online platforms objectionable, they may require us to limit or eliminate the dissemination or availability of such content or impose penalties, including the revocation of our operating licenses or the suspension or shutdown of our online operations. In addition, the costs of compliance with these regulations may increase as the volume of content and users on our online platforms increases.

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provide that information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss as well as conducting a self-examination of their protection of personal information at least once a year. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any ICP provider that fails to fulfill its obligations relating to internet information security administration under applicable law and refuses to rectify upon an order will be subject to criminal liability for (i) any dissemination of illegal information on a large scale, (ii) any severe effect due to the leakage of client information, (iii) any serious loss of evidence of criminal activities, or (iv) other severe situations, while any individual or entity that sells or provides personal information to others unlawfully, or steals or otherwise unlawfully obtains any personal information will be subject to criminal liability in severe situations. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to internet mapping services issued by the National Administration of Surveying, Mapping and Geo information (formerly known as the State Bureau of Surveying and Mapping), maps transmitted through internet are internet maps. To provide internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the number of technical personnel and map security verification personnel, security facilities, and approval from relevant provincial or municipal surveying and mapping bureau on security system, qualification management and filing management. Internet maps must be approved by relevant government authority before they can be publicized on internet. Further, the State Bureau of Surveying and Mapping and other seven PRC government authorities jointly issued a notice in 2008, to investigate and punish the illegal and non-compliance activities with respect to the internet mapping services or geography information services. We currently provide location information in our real estate directory by using maps provided by a third-party internet map operator, which may be deemed as one type of internet mapping services. Our consolidated affiliated entity, Beijing 58, obtained a Surveying and Mapping Qualification Certificate for internet map search and location services in May 2012, which was renewed in January 2015 and will expire in December 2019. Shanghai Ruijia, a subsidiary of Beijing 58, is in the process of applying for the Surveying and Mapping Qualification Certificate.

Regulations on Employment Agency Services

In accordance with the Employment Promotion Law promulgated by the Ministry of Human Resources and Social Security and the Regulations on Employment Service and Employment Administration promulgated by the Ministry of Human Resources and Social Security, both with effect from January 1, 2008, an employment agency, which provides intermediary and other services for recruitment by employers and job seeking by employees, must obtain an Employment Agency License from the relevant labor authority and be subject to annual inspection by such authority. An employment agency may engage in collecting and publishing job seeking and recruitment information and providing internet employment information services in accordance with relevant laws and regulations. An employment agency is prohibited from providing services for individuals without legal identity certifications or enterprises without legal licenses. A wholly foreign-owned enterprise (other than owned by Hong Kong and Macau service providers) is prohibited from conducting employment agency business. Our jobs and resumes directory provides an online platform for job seekers and employers to post resumes and job opportunities. Our consolidated affiliated entity, Beijing 58, initially obtained an Employment Agency License in March 2012 and recently had it renewed in April 2016. The renewed Employment Agency License will expire in March 2019.

Regulations on E-commerce

The PRC e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating e-commerce business. In December 2007, the Standing Committee of Beijing Municipal People’s Congress adopted the Beijing Municipal Regulations on Promotion of Informatization, which provide that any individual or enterprise that conducts business operations through the internet must obtain a business license and/or other necessary licenses prior to operation. The operator of an online platform is responsible for checking such individuals’ or enterprises’ licenses. In July 2008, the Beijing AIC promulgated certain rules for implementing the above-mentioned regulation. Pursuant to these rules, any individual or enterprise failing to obtain a business license may be prohibited from doing business on an e-commerce platforms operating in Beijing, and violation of these rules may lead to penalties on either the individual/enterprise or the operator of the e-commerce platforms. On January 26, 2014, the State Administration for Industry and Commerce adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014 and repealed the Interim Measures for the Administration of Online Products Sales and Relevant Services previously issued in May 2010. Pursuant to the Online Trading Measures, enterprises or other operators that engage in online product sales and other services and have been registered with the State Administration for Industry and Commerce or its local branch must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites; individuals that engage in online product sales and other services must submit actual identification information such as name and address to the operator of the e-commerce platforms. The Online Trading Measures, however, allow individuals to engage in online product sales and other services without obtaining a business license. Under the Online Trading Measures, a consumer is entitled to return the products (other than customized products, fresh and perishable goods, audio or visual products, computer software and other digital products downloaded online or unpackaged by consumers, and newspapers and journals that have been delivered) within seven days from the date after receipt of the products without giving any reason. The online sellers must, within seven days upon receipt of the returned products, refund the prices paid by consumers for relevant products. In addition, sellers are prohibited from using contract terms or other means setting out provisions that are unfair or unreasonable to consumers such as those excluding or restricting consumers’ rights, reducing or exempting operators’ responsibilities, and increasing the consumers’ responsibilities, and are prohibited from forcing consumers to enter into transactions by using contract terms and technical means.

Beijing 58 has obtained a business license from a branch of the Beijing AIC with a term from December 2005 to December 2025. Based our verbal consultation with the Beijing AIC, we believe that, except for merchants who conduct transactions on our online platforms, our other users who list information on our platforms and conduct the product sales and other services offline are not subject to the provisions regarding online platforms. As for merchants who conduct transactions on our online platforms, we check their business licenses before allowing them to post listings on our platforms to ensure compliance with license requirements under PRC laws and regulations. However, uncertainties exist in terms of the implementation of these national and Beijing local rules due to the lack of practical guidance. We cannot predict with certainty to what extent these rules will affect our business operations or future strategies.

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

In order to further implement the Computer Software Protection Regulations promulgated by the State Council in December 2001, the State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, license contract registration and transfer contract registration. As of March 31, 2016, we had registered 166 computer software copyrights in China, excluding those relating to 58 Home.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such another party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. As of March 31, 2016, we had registered 136 trademarks in China, excluding those relating to 58 Home.

Regulations on Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. As of March 31, 2016, we held 16 patents and had applied for the registration of 111 other patents, all of which are in the process of examination by the State Intellectual Property Office.

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

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations, as amended in August 2008, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May, 2013 SAFE promulgated SAFE Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration. We generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our consolidated affiliated entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

In August 2008, SAFE promulgated a SAFE Circular 142 regulating the conversion, by a foreign-invested enterprise, of foreign currency into Renminbi by restricting how the converted Renminbi may be used. The SAFE Circular 142 requires that the registered capital of a foreign-invested enterprise settled in Renminbi converted from foreign currencies may only be used for purposes within the business scope approved by the applicable government authority and may not be used for equity investments within China. In July 2014, SAFE promulgated the SAFE Circular 36 regarding the pilot administration on the settlement of the foreign currency-denominated capital of foreign-invested enterprises in certain designated areas and removed some of the restrictions provided under SAFE Circular 142 in these areas. In March 2015, SAFE promulgated SAFE Circular 19, which came into force replacing both SAFE Circular 142 and SAFE Circular 36 on June 1, 2015. Although SAFE Circular 19 allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. In addition, SAFE Circular 19 is still unclear whether a foreign-invested enterprise whose business scope does not include equity investment or similar activities may use Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC. Violations of these circulars and rules will result in severe penalties, such as heavy fines. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of our securities offerings to provide financial support to our consolidated variable interest entitles in China through our PRC subsidiaries.

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

Regulations on Offshore Financing

Pursuant to a SAFE Circular 37 issued by SAFE in July 2014, prior registration with the local SAFE branch is required for PRC residents, including PRC individuals and PRC entities, to establish or control an offshore company for the purposes of overseas investment or financing with legitimate assets or equity interests in an onshore enterprise or offshore assets or interests located in China. The PRC residents are also required to amend the registration or filing with the local SAFE branch any material change in the offshore company, such as any change of basic information (including change of such PRC residents, name and operation term), increase or decreases in investment amount, transfers or exchanges of shares, or merger or divisions. On February 28, 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations, including those required under the SAFE Circular 37, from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration.

Failure to comply with the registration procedures set forth in the SAFE Circular 37, or making misrepresentation on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant onshore company, including the increase of its registered capital, the payment of dividends and other distributions to its offshore parent or affiliate and the capital inflow from the offshore entities, and may also subject relevant PRC residents to penalties under PRC foreign exchange administration regulations. PRC residents who directly or indirectly hold any shares in our company from time to time are required to register with SAFE in connection with their investments in us. We have requested PRC residents holding direct or indirect interest in our company to our knowledge to make the necessary applications, filings and amendments as required under the SAFE Circular 37 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under the SAFE Circular 37 and are in the process of amending certain applicable registrations with the local SAFE pursuant to the SAFE Circular 37. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law. “

Regulations on Employee Stock Option Plans

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

We adopted an employee stock option plan in 2010 and a share incentive plan in 2013. Pursuant to these two plans, we may issue options, restricted shares, restricted share units or other type of awards to our qualified employees and directors and consultants on a regular basis. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that our PRC individual beneficiary owners and the share options holders can successfully register with SAFE in full compliance with the Stock Option Rules. The failure of our PRC individual beneficiary owners and the share options holders to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions”

In addition, the State Administration for Taxation has issued circulars concerning employee share options, under which our employees working in China who exercise share options will be subject to PRC individual income tax. Our PRC subsidiaries have obligations to file documents related to employee share options with relevant tax authorities and to withhold individual income taxes of those employees who exercise their share options. If our employees fail to pay or if we fail to withhold their income taxes as required by relevant laws and regulations, we may face sanctions imposed by the PRC tax authorities or other PRC government authorities.

PRC Enterprise Income Tax Law and Individual Income Tax Law

Under the Enterprise Income Tax Law, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25%. An enterprise established outside of the PRC with its “de facto management bodies” located within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementation rules of the Enterprise Income Tax Law define “de facto management body” as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise.

SAT Circular 82, issued by the State Administration of Taxation in April 2009 and amended in January 2014, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in China. SAT Bulletin 45, which took effect from September 2011, provides more guidance on the implementation of SAT Circular 82 and provides for procedures and administration details of determination on resident status and administration on post-determination matters. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries meet all the criteria provided by the implementation rules, thus we do not believe 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries is a PRC “resident enterprise.” If the PRC tax authorities determine that 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Beijing 58, our consolidated affiliated entity, renewed its “high and new technology enterprise” certificate in 2015, which will be valid until 2017. Beijing 58 will be eligible for a preferential tax rate of 15% when it has taxable income under the Enterprise Income Tax Law, as long as it maintains “high and new technology enterprise” status. Wanglin, one of our PRC subsidiaries, also renewed its “high and new technology enterprise” status in 2015 and will be eligible for a preferential tax rate of 15% when it has taxable income under the Enterprise Income Tax Law as long as it maintains this status.

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax rate reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin was determined to be a qualified software enterprise in July 2014 and was granted a two-year exemption followed by a 50% reduction on its taxable income under the Enterprise Income Tax Law for the subsequent three years, effective retroactively from January 1, 2014. Therefore, Wanglin is entitled to an exemption in 2014 and 2015 and a 50% tax rate deduction from 2016 to 2018 as long as it is able to pass the annual assessment for software enterprise qualification for each of the respective years.

Regulation on PRC Business Tax and VAT

Prior to January 1, 2012, pursuant to the Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC was generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Our PRC subsidiaries and consolidated affiliated entities were subject to business tax at the rate of 5% for the membership and online marketing services.

Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, this Pilot Program has been expanded to other regions. In August 2013, the program was further expanded nationwide. By the end of 2015, the reform had been completed for industries such as certain modern services and telecommunications, and our classifieds and listing platforms had become subject to VAT as a result. In 2016, the Pilot Program will be further expanded to more industries such as financial services and consumer services and 58 Home will become subject to VAT from May 1, 2016.

VAT is applicable at a rate of 6% in lieu of business tax for the membership, online marketing services and e-commerce services rendered by all of our PRC subsidiaries and consolidated affiliated entities. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. Accordingly, we have adopted the net presentation of VAT.

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

We have entered into employment agreements with all of our full-time employees. We have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2015, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB67.6 million (US$10.4 million). While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

58.com Inc.
(Cayman Islands)
(4) 61.7%
100%
100%
100%
(2)
58 Daojia Inc.
(BVI)
China Classified Network Corporation
(BVI)
58.com Holdings Inc.
(BVI)
Anjuke Inc.
(Cayman Islands)
Falcon View Technology
(Cayman Islands)
58 Daojia Holdings Limited
(HK)
China Classified Information Corporation Limited
(HK)
Anjuke Hong Kong Limited
(HK)
fVision Technology Limited
(HK)
Outside PRC
Inside PRC
Beijing 58 Daojia Information Technology Co., Ltd.
("Beijing 58 Home")
58 Tongcheng Information Technology Co., Ltd.
("58 Technology")
Beijing Chengshi Wanglin Information Technology Co., Ltd.
("Wanglin")
Ruiting Network Technology (Shanghai) Co., Ltd.
("Shanghai Ruiting")
Beijing Yangguang Gudi Science Development Co., Ltd.
("Yangguang Gudi")
Tianjin 58 Daojia Life Services Co., Ltd. (3)
("Tianjin 58 Home")
Beijing 58 Information Technology Co., Ltd. (1)
("Beijing 58")
Beijing Shanjing Kechuang Network Technology Co., Ltd.(3)
("Shanjing Kechuang")
58 Co., Ltd.
Shanghai Ruijia Information Technology Co., Ltd.
Beijing 58 Auto Technology Co., Ltd.
Direct ownership
Contractual arrangements

Notes:

*	We have omitted from this diagram other consolidated entities of 58.com Inc. that, in the aggregate, would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X as of December 31, 2015.

(1)	Jinbo Yao, Lianqing Zhang, Jianbo Su and Beijing Wanglintong Information Technology Co., Ltd. hold 37.8%, 39.8%, 9.0% and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao and Jianbo Su are shareholders of our company. Lianqing Zhang is not affiliated to us. Jinbo Yao is the sole director and holds a 16.7% equity interest in Beijing Wanglintong which is jointly owned by Jinbo Yao, Xiaohua Chen, holding 15.92% equity interest, Jiandong Zhuang, holding 15.8% equity interest, and five other individuals who are employees or ex-employees of our company. Beijing Wanglintong, a PRC domestic company, does not have any business operations or assets other than its equity interest in Beijing 58. The registered business scope of Beijing Wanglintong includes technology promotional services, software development and computer technology training.

(2)	Falcon View Technology, or Ganji, is the holding company of the PRC entities operating Ganji.com, a major online local services platform in China. In April 2015, we acquired a less than 50% equity stake in Ganji. Later in 2015, our company, as a limited partner, contributed newly issued Class A ordinary shares and cash to several private equity funds that are dedicated to investing in businesses in China. These funds are managed by investment entities unaffiliated with each other and unaffiliated with us. These funds, together with Tencent, acquired all the remaining equity interest in Ganji in August 2015. Since August 2015, we have consolidated the financial results of Ganji in our consolidated financial statements. See “Item 4. Information on the Company — A. History and Development of the Company.”

(3)	58 Co., Ltd., Mark Haoyong Yang, one Ganji employee and one 58 employee hold 49.00%, 0.31%, 30.69% and 20.00% equity interest in Shanjing Kechuang, respectively. Mark Haoyong Yang is our former co-chairman of board of directors and former co-chief executive officer, and he currently serves as chairman and chief executive officer of Guazi.

(4)	58 Daojia Inc., or 58 Home, is the holding company of the PRC entities that operate 58 Home business. On November 27, 2015, 58 Home completed a Series A equity funding round, with participation from Alibaba Group Holding Limited, global investment firm KKR, and Ping An Group. Following the closing of the Series A financing of 58 Home, 58.com Inc. holds 87.9% of the total outstanding ordinary shares of 58 Home and 61.7% of the total outstanding shares of 58 Home on an as-converted basis. As certain rights provided to the non-controlling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015.

(5)	58 Co., Ltd., Jinbo Yao, Xiaohua Chen and one of our employees hold 91.8%, 1.4%, 4.5% and 2.3% equity interest in Tianjin 58 Home, respectively. Jinbo Yao is our chairman and chief executive officer, and Xiaohua Chen is our chief strategic officer and the chief executive officer of 58 Home.

Our Contractual Arrangements

Prior to 2012, we conducted substantially all of our business operations through Beijing 58. Since 2012, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries, Wanglin and 58 Technology, to address risks related to the contractual arrangements discussed above and under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure and Restrictions on Our Industry.” Currently, we primarily use Wanglin and 58 Technology, rather than Beijing 58, to provide services to our customers, and we have transferred a significant portion of our personnel, including substantially all of our administrative and product development personnel, from Beijing 58 to Wanglin and 58 Technology. As of December 31, 2015, a majority of our assets were held by Wanglin, 58 Technology and Ruiting Network Technology (Shanghai) Co., Ltd., or Shanghai Ruiting. Wanglin, 58 Technology and Shanghai Ruiting collectively generated a majority of our revenues in 2015 and we currently expect that they will continue to generate a majority of our revenues going forward. We further expect Beijing 58’s business to be limited primarily to services that are legally required to be conducted through a PRC domestic entity.

We acquired a less than 50% equity stake in Ganji in April 2015, and have consolidated the financial results of Ganji in our consolidated financial statements since August 2015. Ganji operates online multi-content category classified advertising platforms in China through its PRC subsidiaries and consolidated affiliated entities, including Shanjing Kechuang.

In August 2015, Tianjin 58 Home, which had previously been an indirect subsidiary of Beijing 58, became 58 Home’s consolidated affiliated entity.

In the opinion of our PRC counsel, Han Kun Law Offices, the contractual arrangements described below are valid, binding and enforceable under current PRC laws. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our corporate structure, please see “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure and Restrictions on Our Industry.”

Contractual Arrangements with Beijing 58

We have entered into contractual arrangements with Beijing 58 and its shareholders described below, which we refer to as the Beijing 58 Agreements. Through the Beijing 58 Agreements, we exercise control over the operations of Beijing 58 and receive substantially all its economic benefits and residual returns. Through the amended and restated exclusive business cooperation agreement between Beijing 58 and Wanglin, Wanglin agrees to provide certain technical and business support and related consulting services to Beijing 58 in exchange for service fees. In addition, pursuant to the amended and restated exclusive option agreement, Beijing 58 is prohibited from declaring and paying any dividends without Wanglin’s prior consent and Wanglin enjoys an irrevocable and exclusive option to purchase Beijing 58 shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a nominal price from Beijing Wanglintong Information Technology Co., Ltd., or Beijing Wanglintong, which is one of the shareholders of Beijing 58, or at a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through the arrangements, we can obtain all of Beijing 58’s income and all of its residual interests, such as undistributed earnings, either through dividend distribution or purchase of Beijing 58’s equity interests from its existing shareholders. As a result of the contractual arrangements, we consolidate Beijing 58’s financial results in our consolidated financial statements in accordance with U.S. GAAP.

Exclusive Business Cooperation Agreement.  Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In 2015, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately US$0.4 million.

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

Exclusive Option Agreements.  Under the exclusive option agreements between Wanglin, as amended and restated, each of the shareholders of Beijing 58 and Beijing 58, each of the shareholders irrevocably granted Wanglin or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing 58. In addition, Wanglin has the option to acquire all the equity interests of Beijing 58 for either a nominal price from Beijing Wanglintong or a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Wanglin or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Wanglin’s prior written consent, Beijing 58’s shareholders shall not transfer, donate, pledge, or otherwise dispose any equity interests in Beijing 58. These agreements will remain effective until all equity interests held in Beijing 58 by the Beijing 58’s shareholders are transferred or assigned to Wanglin or Wanglin’s designated representatives. At the moment, we cannot exercise the exclusive option to purchase the current shareholders’ equity interests in Beijing 58 due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. We intend to exercise such option once China opens up these industries to foreign investment.

Loan Agreements.  Pursuant to the loan agreements between Wanglin and each individual shareholder of Beijing 58, Wanglin provided interest-free loans with an aggregate amount of approximately RMB7.8 million (US$1.2 million) to the individual shareholders of Wanglin for the sole purpose of funding the capital increase of Beijing 58. The loans can be repaid by transferring the individual shareholders’ equity interest in Beijing 58 to Wanglin or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement expiring on December 1, 2021 and can be extended with the written consent of both parties before expiration.

Contractual Arrangements with Shanjing Kechuang

Ganji, through its PRC subsidiary, Beijing Yangguang Gudi Science Development Co., Ltd., or Yangguang Gudi, has entered into contractual arrangements with Shanjing Kechuang and its shareholders described below, which we refer to as the Shanjing Kechuang Agreements. Through the Shanjing Kechuang Agreements, Ganji exercises control over the operations of Shanjing Kechuang and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Yangguang Gudi and Shanjing Kechuang, Yangguang Gudi agrees to provide certain technical and business support and related consulting services to Shanjing Kechuang in exchange for service fees. In addition, pursuant to the exclusive option agreements, Shanjing Kechuang is prohibited from declaring and paying any dividends without Yangguang Gudi’s prior consent and Yangguang Gudi enjoys an irrevocable and exclusive option to purchase Shanjing Kechuang shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Yangguang Gudi to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, Ganji can obtain all of the income and the residual interests of Shanjing Kechuang, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Shanjing Kechuang from its existing shareholders. As a result of the contractual arrangements, we, through Ganji, consolidate the financial results of Shanjing Kechuang in our consolidated financial statements in accordance with U.S. GAAP.

Exclusive Business Cooperation Agreement. The terms and arrangements of the exclusive business cooperation agreement between Yangguang Gudi and Shanjing Kechuang are substantially similar to those under the Beijing 58 Agreements. In 2015, Yangguang Gudi provided technical support services to Shanjing Kechuang amounting to US$2.0 million with no service fees collected.

Powers of Attorney. Each shareholder of Shanjing Kechuang has executed a power of attorney to irrevocably appoint Yangguang Gudi as the attorney-in-fact to act on the shareholder’s behalf. The terms of the powers of attorney are substantially similar to those under the Beijing 58 Agreements.

Equity Interest Pledge Agreements. Yangguang Gudi, Shanjing Kechuang and each of the shareholders of Shanjing Kechuang have entered into equity interest pledge agreements with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements. We registered these equity interest pledge agreements with Shunyi Branch of Beijing Administration for Industry and Commerce Bureau on March 18, 2016 for the three individual shareholders and April 1, 2016 for 58 Co., Ltd.

Exclusive Option Agreements. Yangguang Gudi, Shanjing Kechuang and each of the shareholders of Shanjing Kechuang have entered into exclusive option agreements with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements. At the moment, Ganji cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Shanjing Kechuang due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. Ganji may exercise the options if China opens up these industries to foreign investment.

Loan Agreements. Yangguang Gudi and each shareholder of Shanjing Kechuang have entered into loan agreements with an aggregate amount of interest-free loans of approximately RMB38.7 million (US$6.0 million). The terms of the loan agreements are substantially similar to those under the Beijing 58 Agreements and each loan agreement expires on August 6, 2025 and can be extended with the written consent of both parties before expiration.

58 Home’s Contractual Arrangements with Tianjin 58 Home

58 Home has through Beijng 58 Home entered into contractual arrangements with Tianjin 58 Home and its shareholders described below, which we refer to as the Tianjin 58 Home Agreements. Through the Tianjin 58 Home Agreements, Beijing 58 Home exercises control over the operations of Tianjin 58 Home and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Beijing 58 Home and Tianjin 58 Home, Beijing 58 Home agrees to provide certain technical and business support and related consulting services to Tianjin 58 Home in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin 58 Home is prohibited from declaring and paying any dividends without Beijing 58 Home’s prior consent and Beijing 58 Home enjoys an irrevocable and exclusive option to purchase Tianjin 58 Home shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Beijing 58 Home to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, 58 Home can obtain all of the income and the residual interests of Tianjin 58 Home, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Tianjin 58 Home from its existing shareholders. As a result of the contractual arrangements, 58 Home consolidates the financial results of Tianjin 58 Home in accordance with U.S. GAAP.

Exclusive Business Cooperation Agreement. The terms and arrangements of the exclusive business cooperation agreement between Tianjin 58 Home and Beijing 58 Home under the Tianjin 58 Home Agreements are substantially similar to those under the Beijing 58 Agreements, except that Tianjin 58 Home agrees to pay a monthly service fee to Beijing 58 Home in an amount determined by both parties after taking into account factors similar to those provided under the Beijing 58 Agreements. Beijing 58 Home did not collect any service fee payments from Tianjin 58 Home in 2015.

Powers of Attorney. Each shareholder of Tianjin 58 Home has executed a power of attorney to irrevocably appoint Beijing 58 Home as the attorney-in-fact to act on the shareholder’s behalf. The terms of the powers of attorney are substantially similar to those under the Beijing 58 Agreements.

Equity Interest Pledge Agreements. Beijing 58 Home, Tianjin 58 Home and each of the shareholders of Tianjin 58 Home have entered into equity interest pledge agreements with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements. We registered these equity interest pledge agreements with the Tianjin Binhai New Area Market and Quality Supervision and Administration Bureau on September 8, 2015.

Exclusive Option Agreements. Beijing 58 Home, Tianjin 58 Home and each of the shareholders of Tianjin 58 Home have entered into exclusive option agreements with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements, except that the purchase price to be paid by Beijing 58 Home to each shareholder by exercising its option to purchase all the equity interests held by the shareholder in Tianjin 58 Home equal to the loan amount provided by Beijing 58 Home to the shareholder. At the moment, 58 Home cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Tianjin 58 Home due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. 58 Home may exercise the options if China opens up these industries to foreign investment.

Loan Agreements. Beijing 58 Home and each shareholder of Tianjin 58 Home have entered into loan agreements with an aggregate amount of interest-free loans of approximately RMB100 million (US$15.4 million). The terms of the loan agreements are substantially similar to those under the Beijing 58 Agreements and each loan agreement expires on August 5, 2025 and can be extended with the written consent of both parties before expiration.

D.	Property, Plants and Equipment

Our principal headquarter offices are located on 44,915 square meters of our purchased office space at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing, China. In September 2014, we entered into an agreement with Beijing Electronics Zone Investment and Development Co., Ltd. to purchase 44,915 square meters of office space in Chaoyang District, Beijing, for RMB1,033.0 million (US$159.5 million), to accommodate our business expansion and increase in headcount. The first building, which accounts for approximately 37% of the total new office space, was ready for occupancy in October 2015, and our corporate headquarters were relocated to this building at that time. The remaining new office space is expected to be ready for occupancy in July 2016.

We also lease an additional 31,173 square meters office spaces in other locations in Beijing, China, excluding the office spaces for 58 Home. We maintain leased offices in 35 additional cities in China totaling 102,480 square meters, excluding those for 58 Home. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. The leases typically have terms of one to eight years, some of which are due to expire during 2016 or 2017.

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

Overview

Our business is comprised principally of our online classifieds and listing platforms. Our online classifieds and listings platforms enable local merchants and consumers to connect, share information and conduct business in China. These platforms include 58, Ganji and Anjuke. 58 and Ganji are online multi-content category-classified advertising platforms, while Anjuke is an online real estate listing platform. We have consolidated Anjuke since March 2015 and Ganji since August 2015. Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, was de-consolidated on December 31, 2015.

Our revenues are mainly generated from subscription based merchant memberships and online marketing services on our online classifieds and listing platforms. The number of our average quarterly paying membership accounts increased from approximately 323,000 in 2013 to approximately 529,000 in 2014 and further to approximately 827,000 in 2015. We continue to make progress in upselling additional online marketing services, such as real time bidding services, to our merchant members.

The significant increase in our operating expenses in 2015 was driven by both organic increases on our 58 platform as well as consolidation of Ganji’s and Anjuke’s financials. Following the integration of 58 and Ganji, we anticipate less rapid growth in operating expenses and improvements in the operating efficiency of our sales, customer services and research and development teams. We expect to continue to increase our investment in research and development for innovations and enhancement of our user experience and we will continue to make the necessary investment for the long term value of our company.

Our revenues increased from US$145.7 million in 2013 to US$265.0 million in 2014 and further to US$714.8 million in 2015. The increase was driven by the addition of revenues from Ganji and Anjuke as well as the organic growth of the 58.com platform. We had net income of US$19.6 million in 2013 and US$22.6 million in 2014 and we incurred net loss of US$263.0 million in 2015.

In addition, 58 Home, our unconsolidated subsidiary, operates a mobile-based closed-loop transactional platform for home services, which directly connects consumers and individual service providers for local services such as home cleaning, moving services and manicure services provided at home. We have ceased consolidating 58 Home since the closing of 58 Home’s series A financing on November 27, 2015. 58 Home, which is in the early stages of building the scale of its platform, generates minimal commission revenues from the services provided through the service providers on 58 Home.

How We Generate Revenues

While many of our users browse and post information on our online platforms for free, we generate revenues from the following services:

Membership

A subscription-based membership is a basic service package consisting mainly of merchant certification, display of an online storefront on our platforms, preferential listing benefits such as daily priority listings and higher quota for daily listings, and access to our dedicated customer service support team and online account management system. Merchants who subscribe to a membership with us can enjoy more services and achieve more effective marketing than non-paying merchants on our platforms. 58, Ganji and Anjuke offer subscription-based merchant membership packages that include similar types of services although the specific details of the services, such as the quotas for daily listings and downloadable resumes, may vary from platform to platform.

We offer memberships of varying lengths across different content categories. Memberships in the yellow pages and jobs categories are primarily 12-month packages. In China, due to relatively high employee turnover among migrant workers, many businesses have ongoing hiring needs. Memberships in the real estate category are primarily one- to three-month packages due to the higher turnover of real estate agents. We acquire the majority of our paying merchant members through our field sales teams. In cities where we do not have field sales teams on the ground, we work with sales agency companies to help to grow our paying merchant network locally. Our centralized and dedicated tele-customer service team supports our paying merchant members during their membership to enhance the effectiveness of the member’s marketing efforts and improve the likelihood of membership renewal. A majority of our paying merchant members are small and medium-sized local merchants. We believe that our field sales, sales agency network and customer service teams have been effective in increasing the number of our paying merchant members, retaining high-quality existing paying merchant members and increasing spending by our existing paying merchant members, all of which are important to the growth of our revenues. See “Item 4. Information on the Company — B. Business Overview — Service offerings — Memberships” for details of the number of subscription based paying membership accounts.

Most paying merchant members pay their membership fees in advance. These advance payments are made to our field sales teams or sales agency companies or through our membership subscription webpage and are recorded as customer advances and deposits. Once a member completes the purchase of a membership, we deduct that amount from the customer advances and deposits account and record it as deferred revenues. The amounts of revenues are recognized ratably over the contract period for the membership services.

Online Marketing Services

Our online marketing services primarily include listing services, such as real-time bidding and priority listing, display advertising and marketing services through collaboration with third-party internet companies in China. All of our 58.com, Ganji and Anjuke platforms offer some sort of online marketing services. Online marketing services of 58 and Ganji are mainly listing services that customers purchase to enhance the exposure of their listings. Anjuke’s marketing services relate to primary real estate properties. On average, approximately 45.1% of our quarterly paying membership accounts purchased our online marketing services in 2015.

Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a cost per click basis, also known as CPC. We have developed a user-friendly bidding system, through which merchants can generate text- and graphic-based descriptions for their listings and bid on placements of their listings. We set minimum bidding prices which are based on metrics such as traffic and number of clicks generated by precedent placements. We generate much higher revenues than we otherwise could with the same amount of listing space by attracting more customers and monetize the traffic to their market value. On 58’s classifieds platform, an increasingly larger percentage of subscription-based paying merchant members have been purchasing bidding services. The newly consolidated Ganji and Anjuke platforms have lower percentage of their paying customers purchasing bidding services due to the lack of experience in this area. We are working to transfer the knowledge and systems to the Ganji and Anjuke platforms.

Merchants can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying merchant members’ listings. Merchants can purchase listing placements of varying duration from several hours to several days to several weeks.

We provide display advertisement for real estate developers on our Anjuke platform. The customers use these services to enhance their brand recognition and attract consumer attention to the primary real estate projects that are on the market or open positions that employers offer. They can be text- or graphic-based displays for varying time periods ranging from several days to several months.

We collaborate with third-party internet companies by placing the marketing links of their marketing customers on the relevant listing pages on our online platforms. We generate revenues based on the number of clicks or cost-per-thousand impressions at pre-determined prices.

In most cases customers are required to make payment in advance before purchasing our online marketing services, in the form of purchasing virtual online currencies of our platforms. Paying merchant members can log into our account management webpage or mobile application and purchase various online marketing services through an easy-to-use interface. Our account management system enables paying merchant members to review and optimize the performance of their existing listings and to upload and market new listings.

Our field sales and customer service teams stay in regular contact with our customers and play an essential role in promoting our online marketing services to our paying merchant members. Leveraging our expertise in online marketing services, we help our paying merchant members to select the most suitable services to maximize their marketing effectiveness.

E-Commerce Services

We enter into promotional service agreements with real estate developers pursuant to which we are authorized to sell discount coupons with face value ranging from RMB2,000 (US$309) to RMB100,000 (US$15,437) to prospective home buyers. The home buyers are required to prepay the full face value of the coupon to us before they can use the coupon to purchase specified properties from the real estate developers at a discount significantly greater than the coupon value. The coupons purchased by prospective home buyers are refundable before a purchase of the specified properties prior to the expiry date of the coupon. We recognize revenues when home buyers apply the discount coupons to pay for the purchase price of the specified properties from real estate developers. Cash received in advance of the purchase of specified properties is recorded as customer advances.

Other Services

Revenues from other services are derived from various off-line services we provide. In 2013 and 2014, revenues from other services were mainly derived from group buying services. We exited from the group buying services in second half 2014. In 2015, other services revenues were mainly contributed by Guazi C2C services and offline recruitment services.

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

PRC

Pursuant to the Enterprise Income Tax Law, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises” will enjoy a preferential enterprise income tax rate of 15%. Beijing 58, our consolidated affiliated entity, is qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2012 to 2017, so long as it obtains approval from the relevant tax authority if it is profitable during the period. Wanglin, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” from 2012 to 2014 and obtained its software enterprise status in July 2014. The local tax authority granted Wanglin a two-year tax holiday effective from January 1, 2014 followed by a three-year 50% tax rate reduction from January 1, 2016 to December 31, 2018.

As we had net operating losses or net operating loss carryforward for the year ended December 31, 2013, we did not incur any PRC income taxes for that period. For the year ended December 31, 2014, Wanglin had taxable income and accrued approximately US$6.2 million income tax expense. Wanglin was determined as a software enterprise in July 2014. In April 2015, Wanglin submitted its application for preferential tax treatment for software enterprise and was informed by the tax authority that it was granted a two-year exemption and a 50% reduction on its taxable income under the Enterprise Income Tax Law for the subsequent three years effective retroactively from January 1, 2014. Wanglin paid approximately US$1.2 million in income tax in 2014 and received a US$1.2 million refund in the second half of 2015.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. In August 2013, the program was further expanded nationwide. With the adoption of the program, our revenues are subject to VAT. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT. From May 1, 2016, the program will be further expanded to cover all industries.

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

Consolidation

Our consolidated financial statements include the accounts of 58.com Inc. and its wholly-owned and majority owned subsidiaries and consolidated variable interest entities in which our company has a controlling financial interest. All intercompany transactions are eliminated.

Our variable interest entities are wholly or partially owned by certain of our employees as shareholders. For consolidated variable interest entities, our management made evaluations of our relationships with the variable interest entities and the economic benefit flow of contractual arrangements with the variable interest entities. In connection with such evaluation, we also take into account the fact that, as a result of such contractual arrangements, we control the shareholders’ voting interests in these variable interest entities. As a result of such evaluation, we concluded that we are the primary beneficiary of these consolidated variable interest entities.

Deconsolidation

We deconsolidate our subsidiaries in accordance with ASC 810-10-40-4 as of the date we ceased to have a controlling financial interest in the subsidiaries.

We account for the deconsolidation of our subsidiaries by recognizing a gain or loss in net income/(loss) attributable to us in accordance with ASC 810-10-40-5. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained noncontrolling interest in the subsidiaries being deconsolidated, and the carrying amount of any noncontrolling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/(loss) attributable to the noncontrolling interest, and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

Business Combination, Noncontrolling Interests and Mezzanine Classified Noncontrolling Interests

We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

In a business combination achieved in stages, we re-measure the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

For our majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to us. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within our control, the noncontrolling interest is classified as mezzanine classified noncontrolling interest. Consolidated net income/(loss) on the consolidated income statements includes the net income/(loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in our consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of our acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. We first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit’s goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

We perform impairment tests in the fourth quarter of each year. No impairment loss was recognized for all periods presented.

Long-lived Assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries and VIE subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method. Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset.

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which is generally from 30 to 50 years for buildings and 3 to 5 years for the other properties and equipment. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

Long-term Investments

Long-term investments represent our investments in privately held companies. In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, we apply the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. Under the equity method, we initially record our investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income/(loss) after the date of acquisition. We will discontinue applying the equity method if an investment (and additional financial supports to the investee, if any) has been reduced to zero.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

For long-term investments in equity securities that are not accounted for using equity method of accounting and have no readily determinable fair value, the cost method accounting is used.

We continually review our long-term investments accounted for under the cost and equity methods to determine whether a decline in fair value to below the carrying value is other than temporary. The primary factors we consider in our determination are the length of time that the fair value of the investment is below our carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. In 2015, we recognized US$0.9 million impairment loss on long-term investment.

Revenue Recognition

We generate revenues primarily from membership, online marketing services and E-commerce services. We sell these services through our direct sales teams and third party sales agencies. Under the terms of the agreement with the sales agencies, the sales agencies remit to us a certain percentage of our listed sales price. We recognize revenue net of the amounts retained by the sales agencies because the sales agencies will offer discretionary discount to the customer. Additionally, we do not receive information from the sales agencies indicating the amount of such discounts offered to the customers or regarding the actual cash paid by the customers to the sales agencies. As such, we are unable to determine the gross amounts paid by the customers to the sales agencies. Accordingly, we believe that it is more appropriate to recognize revenue net of the amounts retained by the sale agencies. Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured.

We have adopted the gross presentation for business tax and related surcharges pursuant to ASC 605-45, “Revenue Recognition: Principal Agent Considerations”. The amount of business tax and related surcharges included in cost of revenues were US$1.7 million, US$1.6 million and US$3.7 million for the years ended December 31, 2013, 2014 and 2015, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Subsidiaries in different regions were affected at different times as the program was rolled out. Most of our entities were subject to the VAT Pilot Program as of December 31, 2015. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. Accordingly, we have adopted the net presentation of VAT.

Membership.  A membership is a basic services package mainly consisting of the following services: customer certification, display of an online storefront on our platforms, preferential listing benefits such as limited daily priority listings and higher quota for free daily listings and access to our dedicated customer service support team and online account management system. Membership revenues are recognized ratably over the contract period when membership services are provided.

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

E-commerce services. We enter into promotional service agreements with real estate developers pursuant to which we are authorized to sell discount coupons with face value ranging from RMB2,000 (US$309) to RMB100,000 (US$15,437) to prospective home buyers. The home buyers are required to prepay the full face value of the coupon to us before they can use the coupon to purchase specified properties from the real estate developers at a discount significantly greater than the coupon value. The coupons purchased by prospective home buyers are refundable before a purchase of the specified properties prior to the expiry date of the coupon. We recognize revenues when home buyers apply the discount coupons to pay for the purchase price of the specified properties from real estate developers. Cash received in advance of the purchase of specified properties is recorded as customer advances.

Other services. Other services include various off-line services provided. We recognize other service revenue when the related services are rendered.

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

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive income/(loss). We did not have any interest or penalties associated with tax positions as of December 31, 2013, 2014 and 2015. As of December 31, 2013, 2014 and 2015, we did not have any significant unrecognized uncertain tax positions.

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

Share-Based Compensation

All share-based awards to employees and directors, including share options, restricted share units, or RSUs, and restricted shares are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

Share options

We use the Binominal option pricing model to determine the fair value of share options. We account for share-based compensation expenses using an estimated forfeiture rate at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from initial estimates. Share-based compensation expenses were recorded net of estimated forfeitures such that expense was recorded only for those share-based awards that are expected to vest. Historically, our share-based compensation expenses were relatively low.

We adopted an employee stock option plan in March 2010. We refer to this as the 2010 Plan. The maximum number of shares in respect of which share awards may be granted under the 2010 Plan is 20,173,225. The 2010 Plan will terminate automatically 10 years after its adoption, unless terminated earlier by our shareholders’ approval.

We also adopted a share incentive plan in September 2013. We refer to this as the 2013 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by our board of directors. In addition, in April 2015, in connection with our acquisition of a strategic stake in Ganji, we further increased such number of maximum aggregate number of shares which may be issued by an additional 7,000,000 ordinary shares, reserved for future grants. The annual general meeting of our shareholders held on December 17, 2015, further increased the maximum aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan to a total of 13,686,128 ordinary shares (consisting of 6,686,128 Class A ordinary shares and 7,000,000 Class B ordinary shares), plus any applicable annual increase beginning in 2016.

58 Home adopted its 2015 Share Incentive Plan, which we refer to as the 58 Home 2015 Plan, in February 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 58 Home 2015 Plan is 20,000,000 ordinary shares of 58 Home. In connection with the Series A round of equity financing closed on November 27, 2015, the maximum aggregate number of shares which may be issued under the 58 Home 2015 Plan was increased by 2,000,000 ordinary shares of 58 Home.

A summary of the share option grants under our 2010 Plan and 2013 Plan since January 1, 2013, is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
January 1, 2013	1,187,000	2.300	1.340	2.484	0.184
July 31, 2013	1,900,000	2.500	3.500	5.286	2.786
September 17, 2013	30,000	2.500	3.500	5.286	2.786
October 14, 2013	646,000	5.600	3.770	6.720	1.120
October 30, 2013	70,000	8.500	4.580	8.500	—
February 27, 2014	138,200	15.950	12.060	21.000	5.05
May 14, 2014	109,200	18.460	10.250	19.260	0.8
June 25, 2014	217,000	20.000	12.440	22.950	2.95
November 3, 2014	257,200	17.770	10.740	19.840	2.07
February 27, 2015	201,600	18.675	12.060	20.840	2.165
April 13, 2015	7,000	22.030	16.520	25.415	3.385
May 22, 2015	1,600	38.140	24.850	39.555	1.415
August 24, 2015	2,400	20.980	10.930	21.400	0.42
August 24, 2015	1,426,000	20.980	12.010	21.400	0.42

A summary of the share option grants under the 58 Home 2015 Plan since January 1, 2015, is presented below.

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
February 10, 2015	2,000,000	0.010	0.170	0.176	0.166
February 10, 2015	2,671,000	0.100	0.120	0.176	0.076
February 10, 2015	1,700,000	0.170	0.110	0.176	0.006
February 10, 2015	1,400,000	0.170	0.100	0.176	0.006
April 1, 2015	1,000,000	0.170	0.270	0.200	0.030
April 30, 2015	150,000	0.170	0.250	0.200	0.030

We estimated the fair value of share options using the binominal option-pricing model with the assistance from an independent valuation firm.

The fair value of each option grant under the 2013 Plan is estimated on the date of grant with the following assumptions:

	Jan. 1, 2013	July 31, and Sept. 17, 2013	Oct. 14, and Oct. 30, 2013	Feb. 27, 2014	May 14, 2014	June 25, 2014	Nov. 3, 2014	Feb. 27, Apr. 13, and May 22, 2015	Aug. 24, 2015
Expected volatility(1)	59.1%	55.6%	54.1%	53.3%	52.8%	52.5%	50.8%	49.0%	48.5%
Risk-free interest rate (per annum)(2)	2.032%	2.877%	3.100%	3.730%	3.170%	3.200%	3.010%	2.760%	2.670%
Exercise multiple(3)	2	2	2	2	2	2	2	2 or 2.8	2 or 2.8
Expected dividend yield(4)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected term (in years)(5)	10	10	10	10	10	10	10	10	10
Expected forfeiture rate (post-vesting)(6)	3.2%	3.3%	1.0%	0.4%	0.4%	0.4%	0.3%	0.25%	0.17%

The fair value of each option grant under the 58 Home 2015 Plan was estimated on the date of grant with the following assumptions:

	Feb. 10, 2015	Apr. 1, 2015	Apr. 30, 2015
Expected volatility(1)	59.7%	59.4%	60.0%
Risk-free interest rate (per annum)(2)	2.600%	2.460%	2.630%
Exercise multiple(3)	2 or 2.8	2.8	2
Expected dividend yield(4)	0.00%	0.00%	0.00%
Expected term (in years)(5)	10	10	10
Expected forfeiture rate (post-vesting)(6)	0.25%	0.25%	0.25%

Notes:

(1)	We estimated expected volatility based on the annualized standard deviation of the daily return embedded in historical share prices of comparable companies with a time horizon close to the expected expiry of the term.

(2)	We estimated risk-free interest rate based on the yield to maturity of US$ denominated Chinese Government bonds with a maturity similar to the expected expiry of the term.

(3)	The exercise multiple is estimated as the ratio of fair value of underlying shares over the exercise price as at the time the option is exercised, based on a consideration of research study regarding exercise pattern based on historical statistical data.

(4)	Expected dividend yield: We have never declared or paid any cash dividends on our capital stock, and we do not anticipate any dividend payments on our ordinary shares in the foreseeable future.

(5)	Expected term (in years): Expected term is the contract life of the option.

(6)	Expected forfeiture rate (post-vesting): Estimated based on historical employee turnover rate after each option grant.

Determining the fair value of our ordinary shares required us to make complex and subjective judgments, assumptions and estimates, which involved inherent uncertainty. Had our management used different assumptions and estimates, the resulting fair value of our ordinary shares and the resulting share-based compensation expenses could have been different.

Restricted share units

RSUs issued to our employees are measured based on the grant date fair value of the award and recognized as compensation expense based on the straight-line vesting method, net of estimated forfeitures, over the requisite service period, with a corresponding impact reflected in additional paid-in capital. The fair value of RSUs was based on the fair value of our underlying ordinary shares on the grant date. We granted no RSUs prior to 2014.

The following table sets forth certain information regarding the RSUs granted to our employees since January 1, 2014, with share and per share information.

	Number of RSUs Granted	Fair Value per Ordinary Share as of the Grant Date	Type/Methodology of Valuation
		US$
February 27, 2014	59,400	21.000	Contemporaneous/ Stock Price (1)
May 14, 2014	113,800	19.260	Contemporaneous/ Stock Price (1)
June 25, 2014	383,000	22.950	Contemporaneous/ Stock Price (1)
November 3, 2014	392,400	19.840	Contemporaneous/ Stock Price (1)
February 27, 2015	392,308	20.840	Contemporaneous/ Stock Price (1)
April 13, 2015	432,000	25.415	Contemporaneous/ Stock Price (1)
May 22, 2015	143,986	39.555	Contemporaneous/ Stock Price (1)
August 6, 2015	1,050,578	28.570	Contemporaneous/ Stock Price (1)
August 24, 2015	3,427,590	21.400	Contemporaneous/ Stock Price (1)
November 23, 2015	225,598	26.530	Contemporaneous/ Stock Price (1)

Note:

(1)	The fair values of restricted share units are based on stock price of our company on grant dates.

In March 2015, in connection with our acquisition of Anjuke, we issued 248,216 fully vested RSUs of our company to former Anjuke employees as part of the share consideration. In August 2015, in connection with our strategic investment in Ganji, we issued 4,449,002 fully vested RSUs of our company to former Ganji employees as part of the share consideration.

In February 2016, our board of directors approved the grant of 152,240 restricted share units to employees of our company under the 2013 Plan.

Restricted shares of 58 Home

In February 2015, 58 Home granted 9,100,000 restricted shares to selected management members of 58 Home. In April 2015, 58 Home further granted 1,880,000 restricted shares to an executive officer of our company. All these restricted shares were granted under the 58 Home 2015 Plan and were fully vested on the respective grant dates.

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

The following table sets forth the fair value of our ordinary shares estimated at different times since January 1, 2013 and prior to our initial public offering with the assistance from an independent valuation firm.

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

The major assumptions used in calculating the fair value of ordinary shares include:

•	Weighted average cost of capital, or WACC: WACCs of 22.0% and 19.0% were used for dates as of January 2013 and July 2013, respectively. The WACCs were determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk membership, company size and nonsystematic risk factors.

•	Comparable companies: In deriving the WACCs, which are used as the discount rates under the income approach, four publicly traded companies in China online marketing industry and two publicly traded companies in the U.S. online marketing industry were selected for reference as our guideline companies.

•	Discount for lack of marketability, or DLOM: DLOM was quantified by the Black-Scholes option pricing model. Under this option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an IPO, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. The lower DLOM is used for the valuation, the higher is the determined fair value of the ordinary shares. DLOM remained in the range of 4.0% to 21.0% in the period from 2012 to 2013.

•	The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed significantly to the increase in the fair value of our ordinary shares from April 2012 to October 2013. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: no material changes in the existing political, legal and economic conditions in China; our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 19.0% to 22.0%.

•	Option-pricing method was used to allocate enterprise value to preference and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation,” or the Practice Aid. The method treats ordinary share and preference share as call options on the enterprise’s value, with exercise prices based on the liquidation preference of the preference share.

•	The option-pricing method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board of directors and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. We estimated the volatility of our shares to range from 54.1% to 69.5% based on the historical volatilities of comparable publicly traded companies engaged in similar lines of business. Had we used different estimates of volatility, the allocations between preference and ordinary shares would have been different.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods, and will be required to be applied retrospectively. Early application of the guidance is not permitted. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. We are in the process of evaluating the impact of the standard on our consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”. The new standard requires that a performance target that affects vesting and that could be achieved after the requisite service period be treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The implementation of this update is not expected to have any material impact on our consolidated financial statements.

In August 2014, FASB issued ASU No. 2014-15, “Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.” The new standard addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The new standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. We are currently evaluating the impact of this guidance.

In February 2015, the FASB issued Consolidation (Topic 810) —Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. We have early adopted the guidance and considered there is no material impact on our consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on our consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. We are currently evaluating the effect of adoption of this ASU and expect that it will have an impact on our consolidated balance sheets, as current deferred tax assets were US$86 thousand and non-current deferred tax liabilities were US$66.2 million as of December 31, 2015.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. We are in the process of evaluating the impact of the adoption of this ASU.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which amends the existing accounting standards for lease accounting. This update requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than twelve months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The update does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently assessing the potential effects this update may have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, which is intended to improve the accounting for employee share-based payments. This standard will be effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. We are currently evaluating the impact that this new guidance will have on our consolidated financial statements.

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

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of US$)
Revenues	145,747	264,978	714,836
Cost of revenues(1)	(8,471)	(13,844)	(51,268)
Gross profit	137,276	251,134	663,568
Operating expenses(1):
Sales and marketing expenses	(84,534)	(180,148)	(689,014)
Research and development expenses	(25,138)	(43,676)	(121,404)
General and administrative expenses	(12,983)	(20,633)	(105,049)
Total operating expenses	(122,655)	(244,457)	(915,467)
Income/(loss) from operations	14,621	6,677	(251,899)
Other income/(expenses), net	4,936	22,153	(19,009)
Income/(loss) before tax	19,557	28,830	(270,908)
Income taxes benefits/(expenses)	—	(6,186)	7,952
Net income/(loss)	19,557	22,644	(262,956)

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of US$)
Cost of revenues	36	18	121
Sales and marketing expenses	445	1,395	6,997
Research and development expenses	996	2,403	9,432
General and administrative expenses	1,388	2,357	11,510
Total	2,865	6,173	28,060

The following table sets forth the results of operations for the periods indicated, as percentages of revenues.

	For the Year Ended December 31,
	2013	2014	2015
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	(5.8)	(5.2)	(7.2)
Gross profit	94.2	94.8	92.8

Operating expenses:
Sales and marketing expenses	(58.0)	(68.0)	(96.4)
Research and development expenses	(17.2)	(16.5)	(17.0)
General and administrative expenses	(8.9)	(7.8)	(14.7)
Total operating expenses	(84.1)	(92.3)	(128.1)
Income/(loss) from operations	10.1	2.5	(35.3)
Other income/(expenses), net	3.4	8.4	(2.7)
Income/(loss) before tax	13.5	10.9	(38.0)
Income taxes benefits/(expenses)	—	(2.3)	1.1
Net income/(loss)	13.5	8.6	(36.9)

Comparison of the Years Ended December 31, 2013, 2014 and 2015

Revenues

The following table sets forth the principal components of our revenues, both as absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Membership	85,725	58.8	139,490	52.6	297,150	41.6
Online marketing services	58,457	40.1	125,033	47.2	385,543	53.9
E-commerce services	—	—	—	—	23,046	3.2
Other services	1,565	1.1	455	0.2	9,097	1.3
Total revenues	145,747	100.0	264,978	100.0	714,836	100.0

Membership

Membership revenues were US$85.7 million, US$139.5 million and US$297.2 million, representing 58.8%, 52.6% and 41.6% of revenues in 2013, 2014 and 2015, respectively. The increase in our membership revenues was primarily attributable to the increase in the number of our paying merchant members, as a result of our stronger focus on acquiring and serving paying merchant members. Our average quarterly paying membership accounts on 58 platform in 2013, 2014 and 2015, were approximately 323,000, 529,000 and 827,000, respectively. Our Ganji and Anjuke businesses also contributed additional growth in the number of paying membership accounts in 2015. See “Item 4. Information on the Company — B. Business Overview — Service offerings – Memberships” for details of subscription based paying membership accounts. We expect our membership revenues will continue to grow as we continue to expand our paying merchant member base in the existing and new cities. Our field sales teams, who cover 39 cities, and our sales agency teams, who cover another approximately 330 cities, will continue to attract new paying merchant members. Our dedicated customer service team will continue to contribute to membership revenues by retaining existing merchants through helping them to optimize their marketing effectiveness.

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

2015 compared to 2014. Our membership revenues increased from US$139.5 million in 2014 to US$297.2 million in 2015, representing an increase of 113.0%. The increase was driven by the addition of revenues from Ganji and Anjuke as well as the organic growth of our 58 platform. On our 58 platform, the increase in membership revenues was primarily due to the increase in average quarterly paying membership accounts from approximately 529,000 in 2014 to approximately 827,000 in 2015. We experienced significant growth across multiple content categories, particularly in our real estate and jobs categories, in 2014 and 2015. We did not experience significant price increases for the membership packages during the same periods.

2014 compared to 2013. Our membership revenues increased from US$85.7 million in 2013 to US$139.5 million in 2014, representing an increase of 62.7%. The increase in membership revenues was primarily due to the increase in the number of our average quarterly paying membership accounts from approximately 323,000 in 2013 to approximately 529,000 in 2014. We experienced significant growth across multiple content categories, particularly in our real estate and jobs categories, in 2014. We did not experience significant price increases for the membership packages during the same periods.

Online Marketing Services

Revenues from online marketing services were US$58.5 million, US$125.0 million and US$385.5 million, representing 40.1%, 47.2% and 53.9% of our revenues in 2013, 2014 and 2015, respectively. We continue to enhance our ability to more efficiently monetize our substantial traffic. For instance, in early 2015, we upgraded our real-time bidding system from a time-based (daily) bidding to click-based bidding (CPC), which allows merchants to bid more extensively on our platforms. This also enables us to generate higher revenues from the same amount of listings. These services have continued to attract more merchants and increase average spend per merchant. We expect our online marketing services revenues will continue to grow as we further develop our online marketing services, accumulate operational experience and increase our customer engagement.

2015 compared to 2014. Our online marketing services revenues increased from US$125.0 million in 2014 to US$385.5 million in 2015, representing an increase of 208.4%. The increase was mostly driven by the organic growth of our 58 platform, as well as the consolidation of Ganji’s and Anjuke’s financials. The newly consolidated Ganji and Anjuke platforms also have online marketing services but a lower percentage of their paying customers purchase bidding services due to their lack of experience in this area. We are working to transfer the requisite knowledge and systems to the Ganji and Anjuke platforms.

2014 compared to 2013. Our online marketing services revenues increased from US$58.5 million in 2013 to US$125.0 million in 2014, representing an increase of 113.9%. The increase was mostly driven by the increases in paying customers for online marketing customer services. While the subscription-based payment membership accounts increased, our customer services teams continued to successfully upsell online marketing services to more members.

E-commerce Services

Revenues from e-commerce services were US$23.0 million, representing approximately 3.2% of our revenues in 2015, all of which was contributed by the Anjuke business that we acquired in March 2015.

Other Services

Revenues from other services were US$1.6 million, US$0.5 million and US$9.1 million, representing approximately 1.1%, 0.2% and 1.3% of our revenues in 2013, 2014 and 2015, respectively. In 2013 and 2014, revenues from other services mainly related to group buying services. We exited from the group buying services in the second half of 2014. In 2015, revenues from other services mainly related to Guazi C2C services and offline recruitment services.

Cost of Revenues

Cost of revenues consists primarily of business taxes and surcharges, bandwidth costs, rental costs, equipment depreciation associated with website operation, and salaries, benefits and share-based compensation for our personnel responsible for website maintenance and operation. It also includes the traffic acquisition costs (TAC) paid to our advertising union partners who displayed our merchants’ marketing information on their websites or mobile applications. We expect that our cost of revenues will increase in absolute amounts as we further grow our user base and expand our revenue-generating services. For the share-based compensation charges included in cost of revenues, see “— Critical Accounting Policies — Share-Based Compensation” for more information.

2015 compared to 2014.  Our cost of revenues was US$51.3 million in 2015, an increase of 270.3% from US$13.8 million in 2014. The year-over-year increase in cost of revenues was primarily driven by our consolidation of Ganji’s and Anjuke’s financials, the organic growth of our 58 platform and an increase in traffic acquisition costs paid to 58’s advertising union partners, as well as other types of PC and mobile platform maintenance related costs such as short message service (SMS) costs, bandwidth fees and depreciation expenses.

2014 compared to 2013.  Our cost of revenues was US$13.8 million in 2014, an increase of 63.4% from US$8.5 million in 2013. The year-over-year increase in cost of revenues was primarily driven by the increase in bandwidth fees, SMS costs and depreciation expenses.

Gross Profit

We expect our gross profit to increase as our revenues grow. The following table sets forth our gross profit and gross margin for the periods indicated.

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of US$, except for % data)
Gross profit	137,276	251,134	663,568
Gross margin	94.2%	94.8%	92.8%

2015 compared to 2014.  Our gross profit increased from US$251.1 million in 2014 to US$663.6 million in 2015, representing an increase of 164.2%. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues from our core classified business and the consolidation of financials of Ganji and Anjuke . Gross margin decreased from 94.8% to 92.8% during the same period. The decrease in gross margin was primarily driven by the growth of our advertising union business, which has a lower gross margin than our core classifieds business.

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

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Sales and marketing expenses	84,534	58.0	180,148	68.0	689,014	96.4
Research and development expenses	25,138	17.2	43,676	16.5	121,404	17.0
General and administrative expenses	12,983	8.9	20,633	7.8	105,049	14.7
Total operating expenses	122,655	84.1	244,457	92.3	915,467	128.1

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

We believe there is still a lot of room to grow classifieds user penetration, particularly on the mobile internet in China. Therefore, we have invested heavily in brand promotion and traffic acquisition, particularly on mobile. We engaged third parties to promote our brand image through various advertising channels, including advertising on internet search engines, websites and traditional offline media. Since 2013, the number of mobile internet users has been growing very rapidly in China as many users have switched from features phones to smart phones offering a much better mobile internet user experience. Therefore, we have increased our advertising expenses in mobile internet significantly since 2014. Since the Anjuke acquisition in March 2015, we also increased traffic acquisition for our Anjuke platform to gain more market share while the underlying real estate market started to recover. Since the August 2015 integration of Ganji, we have been rationalizing our advertising spending on various platforms and trying to optimizing the efficiency of this spending.

Similarly, paying merchant penetration in key categories such as blue collar jobs, local services and used cars continues to be low. Therefore, we continued to expand our field sales teams and sales agency network to attract more paying merchant members. We increased the size of our field sales teams in 2014 to gain more merchant market share, but slowed down the sales teams’ headcount increase in late 2015 to focus more on increasing operating efficiency by leveraging more training, better internal systems and management ability. Our centralized customer services center, which we established in 2012, has played a key role in improving merchant customer service satisfaction and upselling online marketing services. This team has been growing as well but overall remains highly efficient as measured by the number of customers they serve and the online marketing services revenue they generate.

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

	For the Year Ended December 31,
	2013		2014		2015
	US$	% of revenues	US$	% of revenues	US$	% of revenues
	(in thousands of US$, except for % data)
Advertising expenses	22,703	15.6	73,435	27.7	289,069	40.4
Sales and marketing expenses excluding advertising expenses	61,831	42.4	106,713	40.3	399,945	56.0
Total sales and marketing expenses	84,534	58.0	180,148	68.0	689,014	96.4

2015 compared to 2014.  Our sales and marketing expenses increased from US$180.1 million in 2014 to US$689.0 million in 2015, representing an increase of 282.5%. Our advertising expenses increased from US$73.4 million in 2014 to US$289.1 million in 2015, representing an increase of 293.6%. The increase was primarily a result of increase from the consolidation of Ganji and Anjuke’s financials. Within Ganji’s numbers, Guazi contributed more of the increase in advertising expenses than did Ganji’s own core classifieds business. We also stepped up Anjuke’s advertising expenses after the acquisition along with what we perceived as the recovering China real estates market. The year-over-year increase in advertising expenses for our 58 platform in response to increasing competition was also very significant, especially during the first half of 2015, but following the consolidation of Ganji that took place in August 2015, the expenses have been scaled back. The increase in other sales and marketing expenses excluding advertising expenses was driven by both the consolidation of Ganji’s and Anjuke’s financials and the organic growth in our 58 platform. The increase in 58 businesses was attributable to subsidies paid to service providers on the 58 Home platforms, as well as increased salaries, benefits and commissions as a result of the increased headcount of sales and marketing personnel in response to increased competition with Ganji prior to our consolidation of Ganji.

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

Research and Development Expenses

Research and development expenses mainly consist of salaries, benefits and share-based compensation for product development and engineering personnel and other operating expenses such as rental and depreciation of equipment that are associated with product development and engineering activities. We expect our research and development expenses to increase on an absolute basis as we intend to hire additional research and development personnel to develop new features, applications and services for our online platforms and further improve our technologies and infrastructure.

2015 compared to 2014.  Research and development expenses increased from US$43.7 million in 2014 to US$121.4 million in 2015, representing an increase of 178.0%. The increase was primarily due to an increase in research and development expenses associated with our 58 platform, as well as those from our Ganji and Anjuke platforms. The increase was primarily due to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

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

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits and share-based compensation for our general and administrative personnel, general office expenses and fees and expenses for third-party professional services. We expect our general and administrative expenses to increase in the future on an absolute basis as our business grows.

2015 compared to 2014.  Our general and administrative expenses increased from US$20.6 million in 2014 to US$105.0 million in 2015, representing an increase of 409.1%. This increase was primarily due to share-based compensation expenses and approximately US$34.7 million in professional fees associated with our strategic investment in Ganji. The increase was also partially due to an increase in the number of support staff hired to support the expansion of our sales teams.

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

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, our revenues are typically lower during the holidays in China, particularly during the Chinese New Year period, which occurs in the first quarter of the year. Many businesses are either closed or substantially reduce their activities, including hiring and marketing, during the Chinese New Year holiday. However, the impact on our first quarter may be tempered by the tendency for brand advertising to be quite concentrated both during and after the Chinese New Year period, as advertisers seek to reach a broader audience during the holiday season. Aside from the impact of seasonality on the first quarter, certain business activities such as recruitment tend to slow down towards the year end, which might impact our revenues in the fourth quarter of the year. Historically, seasonality has not been readily apparent in our results of operations due to the rapid growth in revenues that we experienced in recent years, but we may experience reductions in growth on a successive quarter basis due to these seasonal factors or due to other factors .

Our results of operations for the first quarter of 2016 may be affected by similar trends and key factors that affected our previous first quarters in the past. For the first quarter of 2016, we have experienced similar seasonal impact on our estimated revenue for the quarter, and we have also incurred increased sales and marketing expenses due to marketing campaigns conducted during this period.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2013, 2014 and 2015 were increases of 2.5%, 1.5% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, term deposits and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Cash Flows and Working Capital

Our principal sources of liquidity have been financing activities and operating activities.

In November 2013, we raised an aggregate of approximately US$215.0 million in net proceeds from our initial public offering and concurrent private placement. In April 2014, we raised an additional US$73.0 million from a follow-on public offering of ADSs by us and certain selling shareholders. In June 2014, Tencent invested US$736.1 million in our company, of which we used US$552.1 million to repurchase our ordinary shares from certain pre-IPO shareholders. In April 2015, Tencent purchased an additional US$400.0 million of newly issued ordinary shares from us. In July 2015, we obtained a loan from Tencent in an aggregate principal amount of US$400.0 million. In December 2015, we and Tencent entered into an amendment to the loan agreement, pursuant to which we issued 4,267,344 Class A ordinary shares to Tencent and the principal amount of the loan under the loan agreement was reduced to US$275 million. In April 2016, we obtained a secured loan of US$275 million from China Merchants Bank Co., Ltd. and used the proceeds from this loan to repay our amended loan from Tencent.

Additionally, in November 2015, 58 Home raised US$300.0 million in a Series A equity funding round, of which US$10.0 million was contributed by 58.com Inc.

We had net cash provided by operating activities of US$66.3 million, US$98.6 million and US$10.8 million in 2013, 2014 and 2015, respectively. The decrease in net cash provided by operating activities in 2015 was due in part to professional fees associated with our strategic investment in Ganji that year.

As of December 31, 2015, we had cash and cash equivalents and short-term investments totaling US$524.5 million. These included (i) US$483.3 million in cash and cash equivalents, which primarily consisted of cash, demand deposits and highly liquid investments placed with banks or other financial institutions that have original maturities of three months or less, (ii) US$41.2 million in short-term investments, representing US$29.3 million investment funds placed with banks with terms shorter than three months and (iii) US$11.9 million in available-for-sale securities in a public company. As of December 31, 2015, our current liabilities exceeded our current assets by US$499.8 million. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities and continuing to gain support from outside sources of financing. We can adjust the pace of our operation expansion and control our operating expenses. Based on the above considerations, we believe that we have sufficient funds to meet our working capital requirements and debt obligations in the ordinary course of business for the next twelve months.

Although we consolidate the results of our consolidated affiliated entities and their subsidiaries, our access to cash balances or future earnings of these entities is only through our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements.”

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2013	2014	2015
	(in thousands of US$)
Net cash provided by/(used in):
Operating activities	66,304	98,585	10,785
Investing activities	(230,046)	(305,272)	(443,181)
Financing activities	213,343	257,430	804,993
Effect of exchange rate changes on cash and cash equivalents	224	139	(668)
Net increase in cash and cash equivalents	49,825	50,882	371,929

Operating Activities

Net cash provided by operating activities was US$10.8 million in 2015. Our net cash provided by operating activities in 2015 reflected a net loss of US$263.0 million, adjusted for non-cash items of US$109.4 million and changes in operating assets and liabilities of US$164.4 million. Non-cash reconciling items mainly included investment loss of US$149.0 million, gain on deconsolidation and disposal of businesses of US$119.2 million, depreciation and amortization expenses of US$33.2 million and share-based compensation expenses of US$28.1 million. Changes in operating assets and liabilities mainly represented an increase in customer advances and deposits of US$70.4 million, an increase in deferred revenues of US$46.7 million, an increase in accounts payable of US$41.9 million, an increase in accrued expenses and other current liabilities of US$23.8 million and an increase in salary and welfare payable of US$22.5 million, partially offset by an increase in accounts receivable of US$24.2 million and an increase in prepayments and other current assets of US$16.8 million. Deferred revenues and customer advances and deposits increased as the collection of our membership services and online marketing services grew rapidly as a result of rapid growth in the number of paying membership accounts. The increase in accounts payable was primarily due to our consolidation of the financial statements of Ganji and Anjuke, and the year-over-year increase in advertising expenses for the 58.com platforms primarily resulted from increasing competition. The increase in accounts receivable was primarily due to our consolidation of Anjuke’s financials.

Net cash provided by operating activities was US$98.6 million in 2014. Our net cash provided by operating activities in 2014 reflected a net income of US$22.6 million, adjusted for non-cash items of US$12.2 million and changes in operating assets and liabilities of US$63.8 million. Non-cash reconciling items mainly included depreciation and amortization expenses of US$5.6 million and share-based compensation expenses of US$6.2 million. Changes in operating assets and liabilities mainly represented an increase in deferred revenues of US$40.2 million, increase in customer advances and deposits of US$14.6 million, increase in salary and welfare payable of US$10.8 million, an increase in accounts payable of US$6.0 million and an increase in accrued expenses and other current liabilities of US$5.0 million, partially offset by an increase in prepayments and other current assets of US$16.0 million. Deferred revenues and customer advances and deposits increased as the collection of our membership services and online marketing services grew rapidly.

Net cash provided by operating activities was US$66.3 million in 2013. Our net cash provided by operating activities in 2013 reflected a net income of US$19.6 million, adjusted for non-cash items of US$7.0 million and changes in operating assets and liabilities of US$39.7 million. Non-cash reconciling items mainly included depreciation and amortization expenses of US$4.7 million and share-based compensation expenses of US$2.9 million. Changes in operating assets and liabilities mainly represented an increase in deferred revenues of US$26.1 million, increase in customer advances and deposits of US$10.3 million, an increase in accrued expenses and other current liabilities of US$3.4 million, partially offset by a decrease in accounts payable of US$2.6 million and increase in accounts receivable of US$1.1 million. Deferred revenues and customer advances and deposits increased as the collection of our membership services and online marketing services grew rapidly.

Investing Activities

Net cash used in investing activities primarily consists of capital expenditures, mainly for purchases of servers and other equipment, investment in short-term financial instruments and term deposits to increase the interest income for our excess cash, purchase of office space, long-term investments and business acquisitions. We expect that our capital expenditures will increase as we purchase additional equipment and servers and expand our technology infrastructure to support the growth of our business.

Our net cash used in investing activities was US$230.0 million, US$305.3 million and US$443.2 million in 2013, 2014 and 2015, respectively. Our cash used in investing activities in 2015 was primarily due to cash paid for investment in Ganji of US$534.5 million, and acquisition of Anjuke of US$124.6 million. In 2014 and 2015, we paid US$16.8 million and US$168.6 million for purchase of office space in Beijing and Tianjin headquarters. In 2013, 2014 and 2015, cash used in investing activities included US$397.3 million, US$652.9 million and US$471.8 million that we used to purchase short-term financial instruments, which was partially offset by US$323.6 million, US$535.3 million and US$709.4 million of proceeds from maturity of short-term investments, respectively. We purchased term deposits of US$20 million, offset by US$324.6 million of proceeds from maturity of term deposits in 2015 with maturity over three months. We also used US$4.2 million, US$15.7 million and US$26.8 million to purchase other property and equipment in 2013, 2014 and 2015, respectively.

Financing Activities

Net cash provided by financing activities primarily consists of net proceeds from the issuance of ordinary and preference shares as well as borrowing from an existing shareholder.

Our net cash provided by financing activities in 2015 was US$805.0 million, primarily attributable to the proceeds from borrowing of short-term loans of US$401.6 million, and the proceeds from issuance of ordinary shares to Tencent of US$400.0 million. Our net cash provided by financing activities in 2014 was US$257.4 million, primarily attributable to the net proceeds from our follow-on public offering and the investment by Tencent. Our net cash provided by financing activities in 2013 was US$213.3 million, primarily attributable to the net proceeds from our initial public offering.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated affiliated entities in China. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and consolidated affiliated entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds at its discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Most of our PRC subsidiaries and consolidated affiliated entities have incurred accumulated losses. Our PRC subsidiaries have never paid dividends and do not plan to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

Capital Expenditures

We had capital expenditures of US$4.2 million, US$32.5 million and US$196.9 million in 2013, 2014 and 2015, respectively, representing 2.9%, 12.3% and 27.5% of our total revenues for such years. Our capital expenditures were primarily for the purchase of servers, other equipment and office buildings. In 2014 and 2015, we prepaid US$16.8 million and US$168.6 million for the purchase of new office spaces. Our capital expenditures have been primarily funded by net cash provided by financing activities and net cash provided by operating activities.

C.	Research and Development

As of December 31, 2015, we had 2,744 product development and engineering professionals who focus on developing products to deliver and enhance user experience. We have developed a robust technology platform capable of efficiently processing large amounts of data, screening the relevance and credibility of information, and delivering a superior search indexing function. Our system is built on a distributed, load balanced computing infrastructure, which is highly scalable and reliable. This allows us to expand processing capacity and add new features and functionalities efficiently without incurring significant additional costs.

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. As of March 31, 2016, we held 16 patents and had applied for the registration of 111 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2016, we had registered 166 computer software copyrights and 49 artwork copyrights in China, and had registered 35 domain names that are material to our business, including www.58.com, www.58.com.cn, www.anjuke.com and www.anjuke.cn, and 136 trademarks, including ,  and , in China, excluding those relating to 58 Home. As of March 31,2016, Ganji had registered 31 computer software copyrights and 1 artwork copyright in China and had registered 4 domain names that are material, including www.ganji.com and www.ganji.com.cn, as well as 249 trademarks.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We use third-party services for server custody and bandwidth. The contracts are typically 12 months in duration. We typically contract these services according to the traffic level of our online platforms and the respective server storage and bandwidth required to support the traffic.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2015:

	Payment Due by Period
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
	(in thousands of US$)
Operating lease commitment	49,055	20,047	28,090	316	602
Server custody fee commitment	6,448	3,240	3,208	—	—
Advertising commitment	150,165	150,165	—	—	—
Amended Convertible Note issued to Tencent	283,679	283,679	—	—	—
Total	489,347	457,131	31,298	316	602

In April 2016, we obtained a secured loan of US$275 million from China Merchants Bank Co., Ltd. The loan is interest bearing and has a 13-month tenor. The proceeds from this loan have been used to repay our amended loan from Tencent. The outstanding amount of the loan from China Merchants Bank Co., Ltd. is US$275 million as of the date of this annual report. According to the loan agreement, the principal amount will be repaid in four installments, with three installments totaling US$167.5 million due in 2016 and the fourth installment of US$107.5 million due on April 21, 2017.

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

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, our goals and strategies, our future business development, financial condition and results of operations, ability to retain and grow our user base and network of local merchants for our online platforms, the growth of, and trends in, the markets for our services in China, the demand for and market acceptance of our brand and services, competition in our industry in China, our ability to maintain the network infrastructure necessary to operate our website and mobile applications, relevant government policies and regulations relating to the corporate structure, business and industry, and our ability to protect its users’ information and adequately address privacy concerns. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Yao	39	Chairman and Chief Executive Officer
Xiaoguang Wu	40	Director
Dong Yang	44	Independent Director
Frank Lin	51	Independent Director
Herman Yu	45	Independent Director
Chi (Eric) Zhang	40	Independent Director
Hao Zhou	39	Chief Financial Officer
Xiaohua Chen	34	Chief Strategic Officer; Chief Executive Officer of 58 Home
Hongyu Xing	43	Chief Technology Officer
Jiandong Zhuang	47	Executive Vice President of Housing Business Group (HBG)
Chuan Zhang	40	Executive Vice President of Listing Business Group (LBG)

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

Mr. Xiaoguang Wu has served as our director since August 2014. Mr. Wu has served as a senior executive vice president at Tencent. Mr. Wu joined Tencent in 1999 to lead development and product planning for Tencent’s core product QQ instant messaging. He served successively as project manager for QQ’s research and development team, general manager for IM Products, and general manager for internet business division. Mr. Wu was promoted to senior vice president of Internet Services Division and chief executive officer of Tencent E-Commerce Holdings Limited. Mr. Wu also serves on the board of directors of eLong, Inc., a NASDAQ-listed company, Wanda Electronic Commerce Technology Co., Ltd., Shanghai New Feifan E-commerce Co., Ltd., Okay Buy (China) Holding Inc., Nanjing Wangdian Technology Co., Ltd. and Yixun.com. Mr. Wu received his bachelor’s degree in weather dynamics from Nanjing University in 1996 and an EMBA degree from China Europe International Business School (CEIBS) in 2008.

Mr. Dong Yang has served as our director since August 2006. Mr. Yang is a general partner of SAIF Partners, a private equity firm. Prior to becoming a general partner in 2004, he served as a director at SAIF Partners from 2001 to 2004. From 2000 to 2001, he was an investment officer and director at Softbank China Venture Capital. Mr. Yang currently serves on the board of directors of several companies, including MOBI Development C., Ltd., a HKSE-listed company. Mr. Yang received his bachelor’s degree in computer science from Tsinghua University in 1995, and his master’s degree in accounting from University of Southern California in 1997. Mr. Yang is a Chartered Financial Analyst.

Mr. Frank Lin has served as our director since March 2010. Mr. Lin is a general partner of DCM, an early stage technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of SINA Corporation, a NASDAQ-listed company. He co-founded sina.com’s predecessor company, SinaNet, in 1995 and later guided the company through its listing on NASDAQ. Prior to founding SinaNet, Mr. Lin was a consultant at Ernst & Young Management Consulting Group. He had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of numerous companies invested by DCM, including Vipshop Holdings Limited, a NYSE-listed company, and Tuniu Corporation, a NASDAQ-listed company. Mr. Lin received his bachelor’s degree in engineering from Dartmouth College and a master’s degree in business administration from Stanford University.

Mr. Herman Yu has served as our director and chair of the audit committee of our board of directors since October 2013. Mr. Yu has been the chief financial officer of Weibo Corporation (Weibo), a NASDAQ-listed company, since March 2015. Prior to that, Mr. Yu worked at SINA Corporation (SINA), which is listed on NASDAQ, as chief financial officer from August 2007 to March 2015, as acting chief financial officer from May 2006 to August 2007 and as vice president and corporate controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, in the positions of chief auditor and corporate marketing controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director of Tiange, a live, social video platform company listed on the HKSE. Mr. Yu holds a master’s degree in Accountancy from the University of Southern California and a bachelor’s degree in economics from the University of California, Santa Cruz.

Mr. Chi (Eric) Zhang has served as our director and a member of the nominating and corporate governance committee of our board of directors since November 2015. From 2006 to May 2016, Mr. Zhang served as a managing director of Carlyle where he focused on Asia buyout opportunities. Mr. Zhang also serves as Co-Chairman of Crystal Orange Hotel Group and as Vice Chairman of Plateno Group Holdings (previously 7 Days Group Holdings Limited), and is a member of the board of directors of SouFun Holdings Limited, a NYSE-listed company, China Reading Group Limited, AnNeng Logistics Group, Kaiyuan Hotel Group, and New Century Asset Management Co. Ltd. Before joining Carlyle, Mr. Zhang was a vice president in the M&A group at Credit Suisse in Hong Kong. Prior to that, he was a vice president of the investment banking department at China International Capital Corporate Limited (CICC) in Beijing where he worked for six years. Mr. Zhang received his master’s degree in economics from the Shanghai University of Finance and Economics in China.

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

Mr. Xiaohua Chen has served as our chief strategic officer since August 2014 and the chief executive officer of 58 Home since May 2014. Mr. Chen served as our senior vice president of product management and website operation from December 2007 to August 2014. From June to December 2007, Mr. Chen served as head of product department at ganji.com responsible for product management and customer experience. Prior to joining ganji.com, he was the senior project manager and chief editor at Xiamen Haowei Network Technology Co., Ltd. Mr. Chen is a co-founder of dunsh.org, a nonprofit search engine optimization website in China. While in college, Mr. Chen co-founded 0755.org.cn, one of the earliest online classifieds providers in China. Mr. Chen received a bachelor’s degree in material formation from Xiangtan University in 2004.

Mr. Hongyu Xing has served as our chief technology officer since March 2016. Mr. Xing has more than 10 years of experience in the internet industry. Mr. Xing joined us in February 2015 as a senior vice president. Prior to joining us, Mr. Xing held various positions at Tencent including general manager in charge of search products, network and media products and microblogs from June 2005 to February 2015. Prior to that, Mr. Xing worked at IBM China’s Research Center from April 1999 to March 2000. Mr. Xing received a master’s degree in electronics engineering from Tsinghua University in 1999.

Mr. Jiandong Zhuang has served as the Executive Vice President of Housing Business Group (HBG) since March 2015. Prior to that, Mr. Zhuang served as our senior vice president of sales from September 2007. From January 2005 to January 2007, Mr. Zhuang founded and managed Beijing Yingpu Bailian Technology Trading Co., Ltd., a SMS website and wireless service operator. Prior to founding his own company, Mr. Zhuang managed the China Unicom CDM operation and sales at Beijing Lianyin Investment Co., Ltd from May 2003 to December 2004. Mr. Zhuang received a bachelor’s degree in chemistry from Capital Normal University in 1991.

Mr. Chuan Zhang has served as executive vice president of Listing Business Group (LBG) since March 2015. Prior to that, Mr. Zhang served as senior vice president of product management from August 2014. Mr. Zhang served as our vice president of product management from September 2011 to August 2014. From July 2006 to September 2011 Mr. Zhang served as head of Baidu Union product department at Baidu Inc. responsible for Baidu Union product development and operation. Mr. Zhang served as the senior product manager at the mobile department of UFIDA Software Co. Ltd. from May 2005 to July 2006. Prior to joining UFIDA, Mr. Zhang was a product development manager at the Planning Board for the Center of Information at the Ministry of Education. Mr. Zhang is currently an executive director of Hangzhou Lianqiao Network technology Co., Ltd. and a director of Beijing Xinchong Partners Information technology Co., Ltd. Mr. Zhang received a bachelor’s degree in mathematics from Beijing Normal University in 1997 and an MBA degree from Tsinghua University in 2003.

B.	Compensation

We paid an aggregate of approximately RMB11.7 million (US$1.8 million) in cash to our executive officers in 2015, and we paid approximately US$35 thousand in cash compensation to our independent directors.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2010 Plan and the 2013 Plan. The purpose of these two share incentive plans is to attract, motivate and retain the best available personnel by linking their personal interests to the success of our business. As of February 29, 2016, options and restricted share units to purchase 4,872,214 ordinary shares were issued and outstanding under the 2010 Plan, and 12,389,414 ordinary shares were issued and outstanding under the 2013 Plan.

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

The 2013 Share Incentive Plan

We adopted the 2013 Plan in September 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 Class A ordinary shares as of the date of its adoption. The 2013 Plan contains an evergreen provision, pursuant to which the number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of Class A ordinary shares as determined by our board of directors. As a result, at the beginning of 2015, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan increased by 2,645,628 Class A ordinary shares to 5,445,628 Class A ordinary shares. In addition, in connection with our acquisition of a strategic stake in Ganji in April 2015, our board of directors further increased the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan by an additional 7,000,000 Class B ordinary shares, reserved for future grants. With the approval of shareholders at the annual general meeting held on December 17, 2015, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan increased further by 1,240,500 Class A ordinary shares to a total of 13,686,128 ordinary shares, consisting of 6,686,128 Class A ordinary shares and 7,000,000 Class B ordinary shares, plus any applicable annual increase pursuant to the evergreen provision under the 2013 Plan beginning in 2016. Taking into account the annual increase at the beginning of 2016 pursuant to the evergreen provision, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan increased by 4,246,030 Class A ordinary shares to a total of 17,932,158 ordinary shares, consisting of 10,932,158 Class A ordinary shares and 7,000,000 Class B ordinary shares, as of the date of this annual report.

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

The 58 Home 2015 Share Incentive Plan

58 Home adopted the 58 Home 2015 Plan in February 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 58 Home 2015 Plan is 20,000,000 ordinary shares of 58 Home. In connection with the Series A round of equity financing that closed in November 2015, the maximum aggregate number of shares which may be issued under the 58 Home 2015 Plan was increased by 2,000,000 ordinary shares of 58 Home. The 58 Home 2015 Plan permits the awards of options, restricted shares and restricted share units. Unless terminated earlier, the 58 Home 2015 Plan will terminate automatically in 2025.

The following table summarizes, as of February 29, 2016, outstanding options and restricted share units held by our executive officers and directors under our 2010 Plan and 2013 Plan.

Name	Ordinary shares Underlying Options Awarded and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jinbo Yao	*	0	August 24, 2015	August 23, 2025
Hao Zhou	*	2.220	May 31, 2011	May 30, 2021
	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
	*	0	August 24, 2015	August 23, 2025
	*	20.980	August 24, 2015	August 23, 2025
Xiaohua Chen	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
Hongyu Xing	*	0	February 27, 2015	February 26, 2025
	*	18.675	February 27, 2015	February 26, 2025
	*	20.980	August 24, 2015	August 23, 2025
Jiandong Zhuang	*	0	April 13, 2015	April 13, 2025
	*	0	August 24, 2015	August 23, 2025
Chuan Zhang	*	2.300	November 30, 2011	November 29, 2021
	*	2.300	May 31, 2012	May 30, 2022
	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
	*	0	August 24, 2015	August 23, 2025
	*	20.980	August 24, 2015	August 23, 2025
Herman Yu	*	8.500	October 30, 2013	October 29, 2023

*	Less than one percent of our total outstanding share capital.

As of February 29, 2016, other employees as a group held options and restricted share units to purchase 12,906,630 ordinary shares of our company, with exercise prices ranging from nil to US$38.14 per ordinary share.

In February and April 2015, 58 Home granted options to purchase an aggregate of 8,921,000 ordinary shares of 58 Home to its employees and to the employees of certain other subsidiaries and affiliated companies of our company. In February 2015, 58 Home granted 9,100,000 restricted shares to selected management members of 58 Home. In April 2015, 58 Home further granted 1,880,000 restricted shares of 58 Home to an executive officer of our company.

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

Audit Committee.  Our audit committee consists of Herman Yu, Frank Lin and Dong Yang, and is chaired by Herman Yu. Messrs. Yu, Lin and Yang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Herman Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of Dong Yang, Herman Yu and Frank Lin, and is chaired by Dong Yang. Messrs. Yang, Yu and Lin satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Frank Lin, Herman Yu and Eric Zhang, and is chaired by Frank Lin. Messrs. Lin, Yu and Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2013, 2014 and 2015, which exclude the employees of 58 Home:

	As of December 31,
	2013	2014	2015
Function
Sales, customer service and marketing	4,542	7,485	16,323
among which, field sales	3,967	6,337	11,934
Research and development	697	1,354	2,744
Website operations	83	93	533
Management and administrative positions	331	467	1,105
Total	5,653	9,399	20,705

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

The calculations in the table below assume that there are 283,157,733 ordinary shares outstanding as of February 29, 2016, comprising 219,902,820 Class A ordinary shares and 63,254,913 Class B ordinary shares and excluding 1,396,590 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

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

	Number		%(1)
Directors and Executive Officers:**
Jinbo Yao	31,991,600	(2)	11.30
Xiaoguang Wu(3)	—		—
Dong Yang(4)	*		*
Frank Lin(5)	—		—
Herman Yu(6)	*		*
Eric Zhang(7)	—		—
Hao Zhou	*		*
Xiaohua Chen(8)	*		*
Hongyu Xing	*		*
Jiandong Zhuang(9)	*		*
Chuan Zhang	*		*
All directors and executive officers as a group	33,763,718		11.85

Principal Shareholders:
Tencent Holdings Limited	64,849,494	(10)	22.90
Nihao China Corporation	29,418,640	(11)	10.39
FMR LLC	18,414,210	(12)	6.50
Mark Haoyong Yang	22,575,290	(13)	7.95

Notes:

*	Less than one percent of our total outstanding capital.

**	Except for Mr. Xiaoguang Wu, Mr. Dong Yang, Mr. Frank Lin, Mr. Herman Yu and Mr. Eric Zhang, the business address of our directors and executive officers is c/o Block E, the North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, the People’s Republic of China.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying the options held by such person or group exercisable within 60 days of February 29, 2015. Percentage of beneficial ownership of each listed person or group is based on (1) 283,157,733 ordinary shares outstanding as of February 29, 2016, and (2) the number of ordinary shares underlying options exercisable by such person or group within 60 days of February 29, 2016.

(2)	Consists of 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust, and 2,572,960 Class B ordinary shares beneficially owned by certain of our executive officers and employees who acquired the ownership of these shares pursuant to our employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney. Such individuals include all executive officers and employees who became our ordinary shareholders through our employee stock option plan.

(3)	The business address of Mr. Wu is 39/F, Tencent Building, Kejizhong Avenue, High Tech Park, Nanshan District, Shenzhen, P. R. China.

(4)	The business address of Mr. Yang is 18/F Tower C, Central International Trade Center, 6A Jianguomenwai Avenue, Chaoyang District, Beijing 100022, P. R. China.

(5)	The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing 100738, P. R. China.

(6)	The business address of Mr. Yu is 20/F, Beijing Ideal International Plaza, No. 58 Northwest 4th Ring Road, Haidian District, Beijing 100080, P. R. China.

(7)	The business address of Mr. Zhang is Suite 2801, Two Pacific Place, Hong Kong.

(8)	Mr. Chen has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Chen currently owns through Trumpway Limited, a British Virgin Islands company wholly owned by Mr. Chen.

(9)	Mr. Zhuang has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Zhuang currently owns through Magic Mirror Holdings Limited, a British Virgin Islands company wholly owned by Mr. Zhuang.

(10)	Consists of 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited and 4,354,079 ADSs (representing 8,708,158 Class A ordinary shares) directly held by THL E Limited as reported in a Schedule 13D/A filed on December 15, 2015. Tencent Holdings Limited is reported as the beneficial owner of the aforementioned shares. The business address of Ohio River Investment Limited and THL E Limited is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(11)	Consists of 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust. Nihao China Corporation has pledged 9,080,004 Class B ordinary shares as security for a loan extended to Mr. Yao by UBS AG, London Branch in December 2015, and pledged 12,400,000 Class B ordinary shares as security for a loan extended to us by China Merchants Bank Co., Ltd. in April 2016.

(12)	Represents 18,414,210 Class A ordinary shares in the form of ADSs held by FMR LLC, as reported on Schedule 13G filed by FMR LLC on February 12, 2016. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of February 29, 2016. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210, U.S.A.

(13)	Represents (i) 12,884,037 Class A ordinary shares and 5,641,119 Class B ordinary shares held by Trinityville Profit Limited, a British Virgin Islands company affiliated with Mr. Mark Haoyong Yang, (ii) 1,573,534 Class A ordinary shares and 1,573,534 Class B ordinary shares held by Sunshine Spring Limited, a Guernsey company controlled by Mr. Mark Haoyong Yang, and (iii) 903,066 RSUs that will become vested within 60 days after February 29, 2016. Mr. Mark Haoyong Yang is our former co-chairman of board of directors and former co-chief executive officer, and he currently serves as chairman and chief executive officer of Guazi.

To our knowledge, as of February 29, 2016, a total of 118,941,379 Class A ordinary shares were held by three record holders in the United States, representing approximately 42.0% of our total outstanding shares on an as-converted basis. One of these holders is the depositary of our ADS program, which held 118,059,026 Class A ordinary shares on record (including the 1,396,590 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees), representing approximately 41.7% of our total outstanding shares on record as of February 29, 2016. None of our outstanding Class B ordinary shares were held by record holders in the United States as of February 29, 2016. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC law currently limits direct foreign equity ownership of business entities providing value-added telecommunications services. As a result of these foreign ownership restrictions requirements, we conduct substantially all of our businesses in China through a series of contractual arrangements with our consolidated affiliated entities and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements.”

Registration Rights

Pre-IPO Shareholders Agreement

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

Investor Rights Agreement with Tencent

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

Registration Rights Agreement with Former Ganji Shareholders

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

Investment by Tencent and Share Repurchase from Certain Pre-IPO Shareholders

In June 2014, we entered into an investment agreement with Tencent, pursuant to which Tencent invested US$736.1 million in exchange for approximately 19.9% equity interest in 58.com Inc. on a fully-diluted basis. Tencent purchased 36,805,000 Class A and B ordinary shares of our company at a purchase price of US$20.00 per ordinary share, corresponding to US$40.00 per ADS. We applied US$552.1 million of the proceeds from this transaction to repurchase 27,603,750 Class B ordinary shares of our company from certain pre-IPO shareholders. Participants in the share repurchase include DCM Affiliates Fund V, L.P., DCM V, L.P., SB Asia Investment Fund II L.P., Dong Yang, and WP X Asia Online Investment Holdings Limited, from which we purchased 186,720, 7,652,229, 8,537,341, 862,291 and 10,365,169 Class B ordinary shares, respectively. Mr. Dong Yang is a director and a member of the audit committee of our board of directors.

Concurrent with our acquisition of a strategic stake in Ganji in April 2015 and incremental to its then existing share ownership of our company, Tencent purchased an additional approximately US$400.0 million of newly issued ordinary shares from us at a purchase price of US$26.00 per ordinary share, equivalent to US$52.00 per ADS. In July 2015, we entered into a loan agreement with Tencent whereby we obtained a loan from Tencent in an aggregate principal amount of US$400.0 million. The loan bore interest at a base rate of 5% per annum and had a maturity date of December 20, 2015. If we had failed to repay the loan together with all interest accrued but unpaid thereon by the maturity date, Tencent would have had the right to deliver a conversion notice to us requiring us to convert all or a portion of the amount due and payable under the loan agreement into a corresponding number of our Class A ordinary shares. In December 2015, we and Tencent entered into an amendment to the loan agreement, pursuant to which we issued and allotted 4,267,344 Class A ordinary shares to Tencent to early repay US$125 million principal amount and accrued but unpaid interest expense amounting to US$7.3 million. The principal amount of the amended loan agreement was US$275 million, the interest rate of the amended loan was 6% per annum and the maturity date of the amended loan was June 20, 2016. The amended loan was fully paid off in April 2016.

We have not entered into any significant transaction with Tencent outside of the ordinary course of business.

Spin-off of Guazi

On December 31, 2015, following an independent third-party valuation assessment, we divested a controlling ownership stake in Guazi to Mr. Mark Haoyong Yang, co-chairman of our board of directors at the time, in exchange for US$50 million in cash from Mr. Yang. We concurrently used the proceeds to invest in a US$50 million non-interest bearing convertible note issued by Guazi. The note was convertible into preference shares of Guazi to be issued in Guazi’s subsequent round of financing at the same price to be paid by other investors. Immediately after the spinoff was closed on December 31, 2015, we had approximately a 45.6% stake in Guazi. Mr. Yang resigned from his position as our co-chief executive officer and serves as chairman and chief executive officer of Guazi. In March 2016, Guazi closed a new US$204.5 million round of equity financing with participation from a number of globally recognized institutional investors and we converted the note into preference shares of Guazi.

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

On October 19, 2013, Mr. Xuanfu Liu filed a complaint with a local court in Hubei Province in China against (1) Mr. Handong Cheng, legal representative of Business Opportunity Online (Beijing) Network Technology Co., Ltd., or Shangji, a PRC company, (2) Shangji, and (3) Mr. Jinbo Yao, our chairman and chief executive officer. Mr. Liu purported to be a 36% minority shareholder of Shangji. The complaint claimed that Shangji had enjoyed a right to 17.5% of the equity interest in Beijing 58 held by Mr. Yao as Shangji’s nominee prior to December 2009, and alleged that Mr. Cheng had entered into an agreement on behalf of Shangji with Mr. Yao in December 2009 terminating Shangji’s right to the 17.5% equity interest in Beijing 58 without prior consultation with or notice to Mr. Liu. Mr. Liu sought the court’s ruling that the termination agreement was invalid and that Mr. Liu be entitled to a 6.3% equity interest in Beijing 58, equivalent to what he believed was his indirect pro rata share of Beijing 58. After contestation and appeal by Mr. Yao to the appellate court in Hubei for lack of jurisdiction of the local court, the appellate court ruled in favor of Mr. Yao and ruled that the case should be transferred to a local court in Beijing. After the case was transferred to the local court in Beijing, Mr. Liu filed a motion to withdraw the lawsuit, and the court granted the motion to dismiss in December 2014. Since Mr. Liu withdrew his complaint, he has not initiated any new proceeding relating to the same matter. However, there is uncertainty as to whether Mr. Liu will file a new complaint.

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

On October 21, 2015, Shangji filed a complaint with a local district court in Beijing against Beijing 58, with Mr. Jinbo Yao and other shareholders of Beijing 58 being joined as third parties. Shangji sought the court’s ruling that Shangji is a shareholder of Beijing 58 owning 17.5% equity interest in Beijing 58, and Beijing 58 has the 17.5% equity interest registered under the name of Mr. Jinbo Yao transferred to and registered under Shangji. Beijing 58 and the third parties, including Mr. Yao, contested these claims before the district court. On January 20, 2016, the district court dismissed all of Shangji’s claims. Shangji has appealed to the appellate court in Beijing. We believe that Shangji’s claim that it is entitled to 17.5% equity interest of Beijing 58 is baseless and without merit, and we intend to continue to contest any claim that Shangji files with the appellate court. However, there is no assurance that the appellate court will rule in our favor.

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

The last reported trading price for our ADSs on May 12, 2016 was US$50.43 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2013 (from October 31, 2013)	39.83	21.00
Fiscal Year 2014	58.89	31.60
Fiscal Year 2015	83.71	37.15
Quarterly Highs and Lows
First Fiscal Quarter of 2014	58.89	31.60
Second Fiscal Quarter of 2014	56.50	35.75
Third Fiscal Quarter of 2014	57.50	34.70
Fourth Fiscal Quarter of 2014	49.75	34.64
First Fiscal Quarter of 2015	54.39	37.15
Second Fiscal Quarter of 2015	83.71	49.80
Third Fiscal Quarter of 2015	69.00	37.72
Fourth Fiscal Quarter of 2015	70.27	43.82
First Fiscal Quarter of 2016	65.33	42.57
Second Fiscal Quarter of 2016 (through May 12, 2016)	61.59	49.92
Monthly Highs and Lows
November 2015	61.54	50.72
December 2015	70.27	59.81
January 2016	65.33	50.69
February 2016	56.86	42.57
March 2016	60.10	52.18
April 2016	61.59	53.96
May 2016 (through May 12, 2016)	54.64	49.92

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company and our affairs are governed by our amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law of the Cayman Islands, which is referred to below as the Companies Law.

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. As set forth in clause 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

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

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ADSs or ordinary shares. The Cayman Islands is not party to any double tax treaties except for a double tax treaty entered into with the United Kingdom in 2010. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Pursuant to Section 6 of the Tax Concessions Law (1999 Revision) of the Cayman Islands, we have obtained an undertaking from the Governor-in-Council:

(i)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits or income or gains or appreciation shall apply to us or our operations; and

(ii)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on our shares, debentures or other obligations.

The undertaking for us is for a period of twenty years from June 14, 2011.

People’s Republic of China Taxation

Under the Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, SAT Circular 82, issued by the State Administration of Taxation in April 2009 and amended in January 2014, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued the SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on resident status and administration on post-determination matters. We do not believe that 58.com Inc., or China Classified Network Corporation or China Classified Information Corporation Limited meet all of the conditions above or are PRC resident enterprises. If the PRC tax authorities determine that our Cayman Islands holding company is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. One example is that a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our shares or ADSs and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our shares or ADSs.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information — D. Risk Factors — Risk Factors Related to Doing Business in China — Under the Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (1) do not have an establishment or place of business in China or (2) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The PRC State Council or an applicable tax treaty between the PRC and the jurisdictions in which the non-PRC investors reside may reduce such income tax rate. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on SAT Circular 81 issued by the State Administration of Taxation in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Pursuant to SAT Circular 601 issued by the State Administration of Taxation in October 2009, conduit companies, which are established for the purpose of evading or reducing tax, or transferring or accumulating profits, may not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when conducting tax filings, which will be subject to post-filing examinations by the relevant tax authorities. None of our Hong Kong subsidiaries has applied for the approval for a withholding tax rate of 5% from local tax authority prior to SAT Circular 60, nor has any of our PRC subsidiaries applied the 5% tax rate directly to any dividend payment after the SAT Circular 60, as our PRC subsidiaries have not paid dividends to us.

In January 2009, the State Administration of Taxation promulgated the Provisional Measures for the Administration of Withholding of Enterprise Income Tax for Non-resident Enterprises, pursuant to which the entities that have the direct obligation to make certain payments to a non-resident enterprise should be the relevant tax withholders for the non-resident enterprise, and such payments include: income from equity investments (including dividends and other return on investment), interest, rents, royalties and income from assignment of property as well as other incomes subject to enterprise income tax received by non-resident enterprises in China. Further, the measures provide that in case of an equity transfer between two non-resident enterprises which occurs outside China, the non-resident enterprise which receives the equity transfer payment must, by itself or engage an agent to, file tax declaration with the PRC tax authority located at place of the PRC company whose equity has been transferred, and the PRC company whose equity has been transferred should assist the tax authorities to collect taxes from the relevant non-resident enterprise.

The State Administration of Taxation issued SAT Circular 59 together with the Ministry of Finance in April 2009 and SAT Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively as of January 1, 2008. On February 3, 2015, the State Administration of Taxation issued SAT Notice 7. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under SAT Notice 7, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this “indirect transfer”. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Circular 698 and SAT Notice 7, and we may be required to expend valuable resources to comply with SAT Circular 698 and SAT Notice 7 or to establish that we should not be taxed under these circulars.

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

Although the law in this regard is not entirely clear, we treat Beijing 58 and other consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 and other consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of Beijing 58 and other consolidated affiliated entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of online marketing services. Based on our current income and assets and projections as to the value of our assets based, in part, on the market value of our ADSs and outstanding Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2015 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate becoming a PFIC, because our value of the assets for purpose of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Foreign Exchange Risk

Our operating transactions and assets and liabilities are mainly denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the RMB against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The net foreign exchange loss recognized in 2015 was insignificant. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. We did not receive any reimbursement from the depository in 2015.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information — B. Memorandum and Articles of Association — Ordinary Shares” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File Number: 333-191424), which became effective on October 30, 2013.

We received net proceeds of approximately US$200.0 million from our initial public offering. These net proceeds were used in following investing activities:

•	approximately US$185.4 million for the purchase of new office buildings; and

•	the remainder for the purchase of long-term investments.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(f) under the Securities Exchange Act of 1934, as amended) as of December 31, 2015, the end of the period covered by this annual report, and has concluded that, as of such date, our disclosure controls and procedures were ineffective due to the material weakness that existed in our disclosure controls and procedures described below in “Management’s Annual Report on Internal Control over Financial Reporting.”

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2015 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO). When our management was assessing the effectiveness of internal control over financial reporting as of December 31, 2015, we had excluded Falcon View Technology and Beijing 58 Auto Technology Co., Ltd. (formerly known as Beijing Leftbrain Network Technology Co., Ltd.), which were consolidated by us during 2015. The total assets and total revenues of Falcon View Technology represent 3.3% and 10.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015. The total assets and total revenues of Beijing 58 Auto Technology Co., Ltd. represent 0.7% and 0.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. As a result of management’s evaluation of our internal control over financial reporting, the following material weakness in our internal control over financial reporting was identified as of December 31, 2015.

•	We did not have adequate resources with an appropriate level of knowledge in U.S. GAAP to properly account for significant complex transactions under U.S. GAAP. As a result, certain significant complex transactions were not initially accounted for properly.

Because of the material weakness described above, our management has concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2015 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this Annual Report.

Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2014

We believe as of December 31, 2015, we had effectively remediated the material weakness in internal control over financial reporting that was included in "Management's Annual Report on Internal Control over Financial Reporting" in "Item 15—Controls and Procedures" contained in our Annual Report on Form 20-F for the fiscal year ended December 31, 2014:

•	Lack of sufficient accounting personnel to perform the reconciliation controls over advertising expenses related accounts.

During 2015, we designed and implemented remediation measures to address the material weakness listed above. As described in our Annual Report on Form 20-F for fiscal year 2014, the remediation measures included (1) hiring additional qualified staff to perform the account balance reconciliation for the advertising expenses related accounts; (2) allocating additional review resources to review the account reconciliations and other controls for the advertising expense related accounts, and (3) adding additional detective controls such as confirming the material advertising expense related account balance at quarter end with third parties and an additional review performed by a separate team in the finance department for key advertising expenses accounts.

Management’s Plan for Remediation of Material Weakness

Our management has been engaged in, and continues to be engaged in making necessary changes and improvements to the overall design of our control environment to address the material weakness in internal control over financial reporting and the ineffectiveness of our disclosure controls and procedures described above.

To remediate the material weakness described above with respect to controls over significant complex transactions, we plan to continue to: (1) hire additional accounting personnel with appropriate knowledge and experience; (2) provide more comprehensive training on knowledge of U.S. GAAP and controls over financial reporting to our accounting team and other relevant personnel, and encourage them to fulfill annual continuing professional education requirements; and (3) enhance our accounting manual to provide our accounting team with more comprehensive guidelines on the accounting policies under U.S. GAAP and SEC rules and requirements.

We consider that the actions, as listed above, will remediate the material weakness referred to above, and help strengthen our general internal controls and procedures over financial reporting. However, the process of designing and implementing an effective financial reporting system represents a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. While we have developed a remediation plan to address this material weakness, this remediation plan or any additional plan we decide to implement may be insufficient to address our current material weakness and any additional material weaknesses that may be discovered in the future.

Changes in Internal Control over Financial Reporting

During 2015, we have done the following with respect to improving internal controls over financial reporting: (1) we continue to hire additional finance staff with experiences in big 4 public accounting companies and multinational corporations; (2) we continue to review, test and enhance our internal controls for the business; and (3) we continue to engage an external consulting firm to assist us to assess Sarbanes-Oxley compliance.

Other than as described above, there were no major changes in our internal controls over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

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

The following tables sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the years ended December 31, 2014 and 2015. We did not pay any other fees to our auditors during the periods indicated below.

	2014	2015
	(in thousands of US$)
Audit fees(1)	1,409	3,319
Tax fees(2)	—	51
Other fees(3)	335	298

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(3)	“Other fees” represent the aggregate fees for services rendered other than services reported under “Audit fees”, “Audit-related fees” and “Tax fees” provided by our principal auditors.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services are described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE corporate governance listing standards. Among other things, Section 303A.08 of the NYSE Listed Company Manual requires shareholder approval of material revisions to equity-compensation plans and Section 312.03(c) of the NYSE Listed Company Manual requires shareholder approval of new share issuances above the 20% threshold specified therein. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from the NYSE corporate governance listing standards. We have elected to follow the Cayman Islands practices with respect to the amendment of our 2013 Plan to increase the total number of ordinary shares that may be issued pursuant to awards granted under the plan by 7,000,000 Class B ordinary shares in April 2015. In addition, we have also elected to follow the Cayman Islands practices with respect to the issuance of new ordinary shares above the 20% threshold to Tencent and former shareholders of Ganji in April 2015 and the issuance of new ordinary shares above the 20% threshold to certain private equity funds and issuance of a convertible promissory note to Tencent in July 2015, as specified in Section 312.03(c). We have followed the home country practice and obtained the board approval but not shareholder approval for amending our 2013 Plan and the share issuances as described above.

Other than the two matters described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NYSE Listed Company Manual.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of 58.com Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document
1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
2.3	Deposit Agreement dated October 31, 2013, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-194873), initially filed with the Security and Exchange Commission on March 28, 2014).
2.4	Amended and Restated Shareholders’ Agreement dated as of August 4, 2011 among the Registrant, its ordinary shareholders and preference shareholders (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.1	2010 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.2	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.5	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Beijing Chengshi Wanglin Information Technology Co., Ltd. and Beijing 58 Information Technology Co., Ltd. dated October 10, 2011 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

Exhibit Number	Description of Document
4.6	English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.7	English translation of the Exclusive Option Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.8	English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.9	English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.10	Investment Agreement, dated June 27, 2014, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2015).
4.11	Investor Rights Agreement, dated June 30, 2014, between the Registrant, Ohio River Investment Limited, Nihao China Corporation and Jinbo Yao (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2015).
4.12	Form of Share Repurchase Agreement, dated June 27, 2014, between the Registrant and each of DCM Affiliates Fund V, L.P., DCM V, L.P., SB Asia Investment Fund II L.P., Dong Yang, and WP X Asia Online Investment Holdings Limited, respectively (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2015).
4.13*	English Summary of Cooperation Agreement, dated September 25, 2014, by and between Beijing Electronics Zone Investment and Development Co., Ltd. and Beijing Chengshi Wanglin Information Technology Co., Ltd.
4.14*	Share Purchase Agreement, dated February 28, 2015, by and among the Registrant, Anjuke Inc. and the other parties named therein.
4.15*	Share Purchase Agreement, dated April 17, 2015, by and among the Registrant and certain selling shareholders of Falcon View Technology.
4.16*	Registration Rights Agreement, dated April 20, 2015, by and among the Registrant and parties set forth in Schedule 1 thereto.
4.17	Investment Agreement, dated April 17, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on April 20, 2015).
4.18*	Xiaoxiang International Technology Venture Capital LP Subscription Agreement, dated July 29, 2015, between Dream Wizard Inc. and Xiaoxiang International Technology Venture Capital LP
4.19*	Goliath Internet Opportunities, L.P. Subscription Agreement, dated July 31, 2015, between Dream Wizard Inc. and Goliath Internet Opportunities, L.P.
4.20*	Zero2IPO Partners I, L.P. Subscription Agreement, dated August 3, 2015, between Dream Wizard Inc. and Zero2IPO Partners I, L.P.

Exhibit Number	Description of Document
4.21	Bridge Loan Agreement, dated July 31, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on August 5, 2015).
4.22	Convertible Promissory Note, dated July 31, 2015, issued to Ohio River Investment Limited by the Registrant (incorporated herein by reference to Exhibit 2 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on August 5, 2015).
4.23	Amendment to Bridge Loan Agreement, dated December 11, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on December 15, 2015).
4.24	Convertible Promissory Note, dated December 11, 2015, issued to Ohio River Investment Limited by the Registrant (incorporated herein by reference to Exhibit 2 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on December 15, 2015).
4.25*	Series A Preferred Shares Subscription Agreement, dated October 12, 2015, by and among the Registrant, 58 Daojia Inc. and other parties named therein.
4.26*	English translation of the Exclusive Business Cooperation Agreement between Beijing 58 Daojia Information Technology Co., Ltd. and Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015.
4.27*	English translation of the Equity Interest Pledge Agreements among Beijing 58 Daojia Information Technology Co., Ltd., Tianjin 58 Daojia Home Services Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015.
4.28*	English translation of the Exclusive Option Agreements among Beijing 58 Daojia Information Technology Co., Ltd., Tianjin 58 Daojia Home Services Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015.
4.29*	English translation of Power of Attorney issued by each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015.
4.30*	English translation of Loan Agreements between Beijing 58 Daojia Information Technology Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015.
4.31*	English translation of the Exclusive Business Cooperation Agreement between Beijing Yangguang Gudi Science Development Co., Ltd. and Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015.
4.32*	English translation of the Equity Interest Pledge Agreements among Beijing Yangguang Gudi Science Development Co., Ltd., Beijing Shanjing Kechuang Network Technology Co., Ltd. and each of the shareholders of Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015.
4.33*	English translation of the Exclusive Option Agreements among Beijing Yangguang Gudi Science Development Co., Ltd., Beijing Shanjing Kechuang Network Technology Co., Ltd. and each of the shareholders of Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015.
4.34*	English translation of Power of Attorney issued by each of the shareholders of Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015.
4.35*	English translation of Loan Agreements between Beijing Yangguang Gudi Science Development Co., Ltd. and each of the shareholders of Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015.
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Han Kun Law Offices
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

58.com Inc.

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Chairman and Chief Executive Officer

Date: May 13, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Director and Shareholders of 58.com Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity/(deficit) and of cash flows present fairly, in all material respects, the financial position of 58.com Inc. and its subsidiaries at December 31, 2015 and December 31, 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control —  Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) because a material weakness in internal control over financial reporting relating to the lack of adequate resources with an appropriate level of knowledge in U.S. GAAP to properly account for significant complex transactions under U.S. GAAP, existed as of that date. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness referred to above is described in Management’s Annual Report on Internal Control over Financial Reporting included in Item 15 of this Annual Report on Form 20-F. We considered this material weakness in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and our opinion regarding the effectiveness of the Company’s internal control over financial reporting does not affect our opinion on those consolidated financial statements. The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in management’s report referred to above. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting included in Item 15 of this Annual Report on Form 20-F, management has excluded Falcon View Technology and Beijing 58 Auto Technology Co., Ltd. (formerly known as Beijing Leftbrain Network Technology Co., Ltd.) from its assessment of internal control over financial reporting as of December 31, 2015 because they were consolidated by the Company during 2015. We have also excluded Falcon View Technology and Beijing 58 Auto Technology Co., Ltd., subsidiaries of the Company, from our audit of internal control over financial reporting. The total assets and total revenues of Falcon View Technology represent 3.3% and 10.3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015. The total assets and total revenues of Beijing 58 Auto Technology Co., Ltd. represent 0.7% and 0.2%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2015.

We do not express an opinion or any other form of assurance on management’s statements referring to management’s actions and plans of remediation of the identified material weakness included in the Management’s Annual Report on Internal Control over Financial Reporting.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

May 13, 2016

58.com Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2014 and 2015

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	As of December 31
	2014	2015

ASSETS
Current assets:
Cash and cash equivalents	111,376	483,305
Restricted cash	1,314	4,841
Term deposits	281,513	—
Short-term investments	216,146	41,218
Accounts receivable (net of allowance for doubtful accounts of US$ nil and US$5,885 as of December 31, 2014 and 2015, respectively)	6,282	54,031
Prepayments and other current assets	24,131	76,878
Total current assets	640,762	660,273
Non-current assets:
Property and equipment, net	17,899	123,093
Intangible assets, net	460	271,457
Land use rights, net	—	592
Goodwill	—	2,461,193
Long-term investments	23,784	391,261
Long-term prepayments and other non-current assets	21,027	159,324
Total non-current assets	63,170	3,406,920
Total assets	703,932	4,067,193
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	—	275,000
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of US$6,698 and US$25,261 as of December 31, 2014 and 2015, respectively)	16,029	101,635
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to the Company of US$62,455 and US$115,498 as of December 31, 2014 and 2015, respectively)	95,336	207,059
Customer advances and deposits (including customer advances and deposits of the consolidated VIEs without recourse to the Company of US$10,095 and US$58,268 as of December 31, 2014 and 2015, respectively)	35,983	151,138
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of US$1,637 and US$2,690 as of December 31, 2014 and 2015, respectively)	7,392	10,216
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the Company of US$11,343 and US$38,781 as of December 31, 2014 and 2015, respectively)	28,804	79,115
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of US$6,681 and US$12,168 as of December 31, 2014 and 2015, respectively)	13,071	335,901
Total current liabilities	196,615	1,160,064
Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of US$ nil and US$58,041 as of December 31, 2014 and 2015, respectively)	—	66,238
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of US$ nil and US$308 as of December 31, 2014 and 2015, respectively)	—	3,992
Total non-current liabilities	—	70,230
Total liabilities	196,615	1,230,294
Commitments and contingencies (Note 24)
Mezzanine equity:
Mezzanine classified noncontrolling interests	—	15,038
Total mezzanine equity	—	15,038
Shareholders’ equity:
58.com Inc. shareholders’ equity
Ordinary shares (US$0.00001 par value, 5,000,000,000 and 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) shares authorized, 176,375,211 (including 101,574,732 Class A and 74,800,479 Class B) and 283,068,677 (including 219,413,764 Class A and 63,654,913 Class B) shares issued and outstanding as of December 31, 2014 and 2015, respectively)	2	3
Additional paid-in capital	624,381	3,353,411
Accumulated deficit	(115,775)	(365,811)
Accumulated other comprehensive loss	(1,291)	(172,828)
Total 58.com Inc. shareholders’ equity	507,317	2,814,775
Noncontrolling interests	—	7,086
Total shareholders’ equity	507,317	2,821,861
Total liabilities, mezzanine equity and shareholders’ equity	703,932	4,067,193

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the Years Ended December 31, 2013, 2014 and 2015

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Year Ended December 31,
	2013	2014	2015
Revenues:
Membership	85,725	139,490	297,150
Online marketing services	58,457	125,033	385,543
E-commerce services	—	—	23,046
Other services	1,565	455	9,097
Total revenues	145,747	264,978	714,836
Cost of revenues(1)	(8,471)	(13,844)	(51,268)
Gross profit	137,276	251,134	663,568
Operating expenses(1):
Sales and marketing expenses	(84,534)	(180,148)	(689,014)
Research and development expenses	(25,138)	(43,676)	(121,404)
General and administrative expenses	(12,983)	(20,633)	(105,049)
Total operating expenses	(122,655)	(244,457)	(915,467)
Income/(loss) from operations	14,621	6,677	(251,899)
Other income/(expenses):
Interest income	603	8,527	4,180
Interest expense	—	—	(8,191)
Investment income/(loss), net	2,728	10,245	(139,779)
Gain on deconsolidation and disposal of businesses	—	—	119,238
Foreign currency exchange gain/(loss), net	548	(2,510)	(1,743)
Others, net	1,057	5,891	7,286
Income/(loss) before tax	19,557	28,830	(270,908)
Income tax benefits/(expenses)	—	(6,186)	7,952
Net income/(loss)	19,557	22,644	(262,956)
Add: Net loss attributable to noncontrolling interests	—	—	12,920
Less: Deemed dividend to mezzanine classified noncontrolling interests	—	—	(898)
Accretion to preference shares redemption values	(9,134)	—	—
Income attributable to preference shareholders	(1,230)	—	—
Net income/(loss) attributable to 58.com Inc.	9,193	22,644	(250,934)
Net income/(loss)	19,557	22,644	(262,956)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(570)	396	(174,419)
Unrealized gain/(loss) on available-for-sale securities	—	(1,111)	2,978
Total comprehensive income/(loss)	18,987	21,929	(434,397)
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	0.14	0.13	(1.07)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.13	0.13	(1.07)
Net income/(loss) per ADS attributable to ordinary shareholders - basic (One ADS represents two ordinary shares)	0.29	0.27	(2.14)
Net income/(loss) per ADS attributable to ordinary shareholders - diluted (One ADS represents two ordinary shares)	0.27	0.26	(2.14)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	63,717,007	168,589,273	234,811,986
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	69,159,524	174,024,997	234,811,986

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

Cost of revenues	36	18	121
Sales and marketing expenses	445	1,395	6,997
Research and development expenses	996	2,403	9,432
General and administrative expenses	1,388	2,357	11,510

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY/(DEFICIT)

For the Years Ended December 31, 2013, 2014 and 2015

(U.S. dollars in thousands, except share data and per share data, unless otherwise noted)

	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares*	Amount	capital	deficit	income/(loss)	Interest	equity/(deficit)

Balance as of December 31, 2012	44,245,388	1	—	(152,059)	(6)	—	(152,064)
Share-based compensation	—	—	2,865	—	—	—	2,865
Exercise of share options	—	—	557	—	—	—	557
Preference shares accretions	—	—	(3,217)	(5,917)	—	—	(9,134)
Net income	—	—	—	19,557	—	—	19,557
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(570)	—	(570)
Issuance of ordinary shares upon initial public offering (“IPO”), net of issuance costs of US$4,575	27,064,706	—	210,421	—	—	—	210,421
Conversion of preference shares upon IPO	87,566,599	1	148,650	—	—	—	148,651
Balance as of December 31, 2013	158,876,693	2	359,276	(138,419)	(576)	—	220,283
Share-based compensation	—	—	6,173	—	—	—	6,173
Exercise of share options	4,297,268	—	3,304	—	—	—	3,304
Net income	—	—	—	22,644	—	—	22,644
Foreign currency translation adjustment, net of nil tax	—	—	—	—	396	—	396
Unrealized loss on available-for-sale securities	—	—	—	—	(1,111)	—	(1,111)
Issuance of ordinary shares upon follow-on offering, net of issuance costs of US$1,253	4,000,000	—	71,707	—	—	—	71,707
Issuance of ordinary shares to Tencent Holdings Limited (“Tencent”), net of issuance costs of US$104	36,805,000	—	735,996	—	—	—	735,996
Repurchase of ordinary shares from pre-IPO shareholders	(27,603,750)	—	(552,075)	—	—	—	(552,075)
Balance as of December 31, 2014	176,375,211	2	624,381	(115,775)	(1,291)	—	507,317
Share-based compensation	—	—	27,762	—	—	298	28,060
Exercise of share options and restricted share units	1,657,086	—	3,460	—	—	—	3,460
Net loss	—	—	—	(250,036)	—	(12,920)	(262,956)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(174,515)	96	(174,419)
Unrealized gain on available-for-sale securities	—	—	—	—	2,978	—	2,978
Issuance of ordinary shares to Tencent	19,651,960	—	532,288	—	—	—	532,288
Equity consideration for acquisition of Anjuke Inc. (“Anjuke”)	4,839,372	—	93,957	—	—	—	93,957
Equity consideration for equity investment in Falcon View Technology (“Ganji”)	34,039,136	—	911,244	—	—	—	911,244
Equity consideration for step acquisition of Ganji	46,505,912	1	1,161,656	—	—	—	1,161,657
Subsequent settlement of receivables from option holders	—	—	173	—	—	—	173
Deconsolidation of 58 Daojia Inc. (“58 Home”)	—	—	—	—	—	(600)	(600)
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(898)	—	—	—	(898)
Acquisition of noncontrolling interests in subsidiaries	—	—	—	—	—	7,453	7,453
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	—	—	—	—	—	12,147	12,147
Other	—	—	(612)	—	—	612	—
Balance as of December 31, 2015	283,068,677	3	3,353,411	(365,811)	(172,828)	7,086	2,821,861

* Ordinary shares include Class A ordinary shares and Class B ordinary shares, please refer to Note 21.

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2013, 2014 and 2015

(U.S. dollars in thousands, except share data, unless otherwise noted)

	For the Year Ended December 31,
	2013	2014	2015

Cash flows from operating activities:
Net income/(loss)	19,557	22,644	(262,956)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation expenses	2,865	6,173	28,060
Depreciation and amortization expenses	4,657	5,607	33,166
Investment (income)/loss	—	(2,146)	149,003
Interest expense	—	—	8,191
Allowance for doubtful accounts and other current assets write-off	—	—	1,877
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	—	—	12,147
Bargain purchase gain	—	—	(1,650)
Gain on deconsolidation and disposal of businesses	—	—	(119,238)
Impairment loss of long-term investment	—	—	949
Loss on disposal of property and equipment	—	40	593
Deferred income taxes	—	—	(5,465)
Foreign currency exchange (gain)/loss, net	(548)	2,510	1,743
Changes in operating assets and liabilities:
Accounts receivable	(1,097)	(1,990)	(24,163)
Prepayments and other assets	(2,318)	(16,000)	(16,753)
Accounts payable	(2,647)	6,021	41,888
Deferred revenues	26,145	40,229	46,668
Customer advances and deposits	10,329	14,615	70,408
Salary and welfare payable	5,549	10,785	22,459
Taxes payable	387	5,128	61
Accrued expenses and other current liabilities	3,425	4,969	23,797
Net cash provided by operating activities	66,304	98,585	10,785
Cash flows from investing activities:
Purchase of property and equipment	(4,177)	(32,476)	(195,446)
Purchase of intangible assets	—	—	(883)
Cash received for disposal of property and equipment	—	44	229
Purchase of land use rights	—	—	(596)
Purchase of long-term investments	—	(23,781)	(81,307)
Purchase of term deposits	(152,190)	(382,552)	(20,000)
Proceeds from maturity of term deposits	—	250,907	324,616
Purchase of short-term investments	(397,266)	(652,892)	(471,751)
Proceeds from maturity of short-term investments	323,587	535,322	709,350
Cash paid for acquisition of Anjuke, net of acquisition of cash	—	—	(124,646)
Cash paid for equity investment in Ganji	—	—	(289,824)
Cash paid for step-acquisition of Ganji, net of acquisition of cash	—	—	(244,645)
Cash received/(paid) for acquisitions of other subsidiaries, net of acquisition of cash	—	156	(42,793)
Net cash received upon deconsolidation and disposal of businesses	—	—	44,515
Purchase of convertible note issued by Guazi.com Inc. (“Guazi”)	—	—	(50,000)
Net cash used in investing activities	(230,046)	(305,272)	(443,181)
Cash flows from financing activities:
Proceeds from exercise of share options	557	3,286	3,430
Proceeds from short-term loans	—	—	401,563
Proceeds from issuance of 25,300,000 Class A ordinary shares in IPO	199,954	—	—
Proceeds from issuance of 1,764,706 Class A ordinary shares in the private placement to DCM Hybrid RMB Fund concurrently with IPO	15,000	—	—
Proceeds from issuance of 4,000,000 Class A ordinary shares in follow-on offering	—	72,960	—
Proceeds from issuance of ordinary shares to Tencent	—	736,100	400,000
Payments for repurchase of ordinary share from pre-IPO shareholders	—	(552,075)	—
Payment for issuance expenses	(2,168)	(2,841)	—
Net cash provided by financing activities	213,343	257,430	804,993
Effect of exchange rate changes on cash and cash equivalents	224	139	(668)
Net increase in cash and cash equivalents	49,825	50,882	371,929
Cash and cash equivalents at the beginning of the year	10,669	60,494	111,376
Cash and cash equivalents at the end of the year	60,494	111,376	483,305
Supplemental disclosure of cash flow information:
Income tax paid/(refund), net	—	1,194	(1,119)
Supplemental disclosure of non-cash activities:
Property and equipment in accounts payable	28	1,813	6,537
Accretions to preference shareholders redemption values	9,134	—	—
Deemed dividend to mezzanine classified noncontrolling interests	—	—	898
Equity consideration for acquisition of Anjuke	—	—	93,957
Equity consideration for equity investment in Ganji	—	—	911,244
Equity consideration for step acquisition of Ganji	—	—	1,161,657
Cash consideration payable for acquisition of Anjuke	—	—	28,962
Cash consideration payable for equity investment in Ganji			122,413
Cash consideration payable for step acquisition of Ganji	—	—	151,368
Early repayment of convertible note by issuance of ordinary share to Tencent	—	—	132,288

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands, except share, per share and per ADS data, unless otherwise noted)

1. Organization and principal activities

a. Background

58.com Inc. (the "Company"), through its consolidated subsidiaries, including wholly-foreign owned enterprises (“WFOEs”), variable interest entities ("VIEs") and VIEs’ subsidiaries (collectively, the "Group"), is primarily engaged in the operation of an online marketplace serving local merchants and consumers in the People's Republic of China (the "PRC" or "China") through its website 58.com.

b. History of the Group and basis of presentation

The Company (formerly known as "China Classified Network (Cayman) Corporation") was incorporated as a limited liability company in the Cayman Islands in May 2011. Through a share exchange in July 2011, all the shareholders of China Classified Network Corporation ("CCNC BVI") exchanged all of their outstanding ordinary and preference shares of CCNC BVI for ordinary and preference shares of the Company on a one-for-one basis. As a result, CCNC BVI became a wholly owned subsidiary of the Company. Given there was no change in each shareholder's proportionate shareholdings and respective rights and obligations before and after the share exchange, the transaction was accounted for in a manner similar to a pooling-of-interest with the assets and liabilities stated at their historical amounts in the Company's consolidated financial statements.

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

Through a series of contemplated transactions in July 2006, Chengshi Wangxun (Beijing) Information Technology Co., Ltd., or Wangxun, was established to control Beijing 58 through contractual arrangements and to receive overseas financing from SB Asia Investment Fund II L.P. ("SAIF"). Through another series of contemplated transactions in 2010, CCNC BVI became the parent company of the Group and received additional overseas financing from DCM V.L.P. and DCM Affiliates Fund V.L.P. (collectively, the "DCM") via (i) the establishment of CCNC BVI, (ii) the repurchase and issuance of shares by CCNC BVI to provide shareholders with their prior proportionate equity interests in the Group, (iii) the establishment of subsidiaries CCIC HK and Wanglin, (iv) a change in Beijing 58's primary beneficiary from Wangxun to Wanglin, and (v) the issuance of preference shares to DCM. Throughout these reorganization transactions, the Group's business continued to be carried out by Beijing 58 without changes in senior management or changes in control of Beijing 58. Accordingly, pursuant to the guidance in ASC 805, "Business Combinations", the new entities that were established to consolidate Beijing 58 were identified as the acquirees for accounting purposes and there was no change in financial statements preparation basis as the result of these reorganization transactions.

On October 31, 2013, the Company’s ADSs commenced trading on the New York Stock Exchange. The Company completed its IPO on November 5, 2013, and raised US$199,954 in proceeds after deducting underwriter commissions from the initial public offering of 12,650,000 ADSs, representing 25,300,000 Class A ordinary shares, at the price of US$17.0 per ADS. Concurrently with the Company’s IPO, the Company also raised US$15,000 from DCM Hybrid RMB Fund, L.P., a fund affiliated with DCM V, L.P., the Company’s existing shareholder, by private placement of 1,764,706 Class A ordinary shares at a price of US$8.50 per share. As a result of the initial public offering and the concurrent private placement, the Company raised an aggregate of approximately US$214,954 in net proceeds.

Upon the completion of the IPO, all of the Company’s 87,566,599 outstanding preference shares were converted into and the 44,245,388 outstanding ordinary shares were designated as Class B ordinary shares immediately as of the same date at one-for-one basis.

Please refer to Note 21 for the dual class structure and also issuance of ordinary shares in 2014 and 2015.

c. Acquisitions and disposals in 2015

In March 2015, the Company acquired Anjuke, a major online real estate listing platform in China, through the purchase of 100% equity interest in Anjuke Inc., a company incorporated under the laws of the Cayman Islands, for a combination of share consideration and cash, including 4,839,372 newly issued ordinary shares of the Company and US$160,198 in cash. The Company also issued 248,216 fully vested restricted share units of the Company to former Anjuke employees as part of the share consideration.

In April 2015, the Company acquired less than 50% equity stake in Falcon View Technology, or Ganji, the holding company of the PRC entities operating Ganji.com, a major online local services platform in China, for a combination of share consideration and cash, including 34,039,136 newly issued ordinary shares of the Company (one American Depositary Share, or "ADS", represents two ordinary shares) and US$412,237 in cash.

Concurrent with the aforementioned acquisition of a strategic stake in Ganji and incremental to its then existing share ownership of the Company, Tencent purchased additional newly issued ordinary shares of the Company for US$400,000 at a purchase price of US$26.00 per ordinary share, equivalent to US$52.00 per ADS.

In August 2015, the Company, as a limited partner, committed an aggregate of 46,505,912 newly issued ordinary shares and approximately US$406,673 in cash to several private equity funds, of which 46,505,912 ordinary shares and US$272,396 cash were contributed to the funds in August 2015. These funds are dedicated to investing in businesses in China and separately managed by different investment entities, as general partners, which are unaffiliated with each other and unaffiliated with the Company. These funds, together with Tencent, acquired all the remaining equity interest in Ganji in August 2015. The Company also transferred an aggregate of 4,449,002 fully vested restricted share units of the Company and approximately US$50,967 in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji. The Company considered that it has a controlling financial interest over the equity funds under the voting interest model, and as a result has consolidated Ganji since August 6, 2015.

In addition to business acquisition of Anjuke and Ganji, in 2015, the Group additionally entered into several acquisitions. All of these acquisitions are accounted for as business combinations because these acquisitions involved the Group obtaining control of one or more existing businesses in exchange for cash. Therefore, the Group accounts for them as business combinations using the purchase method of accounting. This method requires the acquisition cost to be allocated to the assets and liabilities acquired based on their fair values. The Group makes estimates and judgments in determining the fair value of the acquired assets and liabilities, with the assistance from an independent valuation firm. See Note 4—“Business acquisitions and equity investment transactions” for additional information.

In November 2015, the Company deconsolidated 58 Home upon the completion of issuance of Series A preference shares by 58 Home. Certain approval rights were granted to a noncontrolling preference shareholder of 58 Home in relation to (i) annual budget and (ii) employment of certain key management members of 58 Home, and such approval rights granted to the noncontrolling preference shareholder of 58 Home were considered as substantive participating rights in accordance with ASC 810-10. Accordingly, the Company deconsolidated 58 Home upon completion of the transaction and recognized a gain on deconsolidation of 58 Home of US$45,998.

In December 2015, the Company divested its controlling ownership stake in Guazi, a subsidiary that operates its consumer-to-consumer (C2C) used car trading platform, to Mr. Mark Haoyong Yang, former co-chairman of the board of directors and co-CEO for a cash consideration of US$50,000. Upon completion of the transaction, the Group retained approximately 45.6% equity stake in Guazi and no longer has the control of Guazi. Therefore, the Group deconsolidated Guazi since December 31, 2015 and recognized a gain on disposal of Guazi of US$73,240.

d. Major subsidiaries and VIEs

In 2015, the Company's major subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Name	Date of incorporation and acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned and majority owned subsidiaries of the Company:
China Classified Network Corporation (“CCNC BVI”)	January 5, 2010	British Virgin Islands	100%
China Classified Information Corporation Limited (“CCIC HK”)	January 18, 2010	Hong Kong	100%
Beijing Chengshi Wanglin Information Technology Co., Ltd. (“Wanglin”)	March 8, 2010	PRC	100%
58 Tongcheng Information Technology Co., Ltd. ("58 Technology")	March 15, 2012	PRC	100%
Anjuke Inc. (“Anjuke”)	March 2, 2015	Cayman	100%
Ruiting Network Technology (Shanghai) Co., Ltd. (“Shanghai Ruiting”)	March 2, 2015	PRC	100%
58 Daojia Inc. (“58 Home”)	January 26, 2015	British Virgin Islands	*
Beijing 58 Daojia Information Technology Co., Ltd. (“Beijing 58 Home”)	July 10, 2015	PRC	*
58.com Holdings Inc. (“58 Holdings”)	July 11, 2014	British Virgin Islands	100%
Falcon View Technology (“Ganji”)	August 6, 2015	Cayman	**
Beijing Yangguang Gudi Science Development Co., Ltd. (“Yangguang Gudi”)	August 6, 2015	PRC	**

VIEs and VIEs’ subsidiaries:
Beijing 58 Information Technology Co., Ltd. (“Beijing 58”)	December 12, 2005	PRC	100%
58 Co., Ltd.	July 28, 2011	PRC	100%
Shanghai Ruijia Information Technology Co., Ltd.	March 2, 2015	PRC	100%
Tianjin 58 Daojia Life Services Co., Ltd. (“Tianjin 58 Home”)	August 19, 2014	PRC	*
Beijing 58 Auto Technology Co., Ltd. (formerly known as Beijing Leftbrain Network Technology Co., Ltd. (“Leftbrain”))	November 26, 2015	PRC	70%
Beijing Shanjing Kechuang Network Technology Co., Ltd. (“Shanjing Kechuang”)	August 6, 2015	PRC	**

* 58 Home completed its Series A equity financing in November 2015. As certain approval rights were granted to a noncontrolling preference shareholder and such rights were considered as substantive participating rights in accordance with ASC 810-10, accordingly, the Company deconsolidated 58 Home and its subsidiaries and VIE upon completion of the transaction. See Note 5 for more information.

** Falcon View Technology, or Ganji, is the holding company of the PRC entities operating Ganji.com, a major online local services platform in China. In April 2015, the Company acquired a less than 50% equity stake in Ganji. In August 2015, the Company, as a limited partner, contributed newly issued Class A ordinary shares and cash to several private equity funds, which are managed by investment entities unaffiliated with each other and unaffiliated with the Company. These funds, together with Tencent, acquired all the remaining equity interest in Ganji in August 2015. Since August 2015, the Company has consolidated the financial results of Ganji in its consolidated financial statements. See Note 4(b) for more information.

e. Contractual arrangements with the Group’s VIEs

(i)	Contractual Arrangements with Beijing 58

The Company’s subsidiary Wanglin has entered into contractual arrangements with Beijing 58 and its shareholders described below, which are referred to as the Beijing 58 Agreements. Through the Beijing 58 Agreements, the Company exercises control over the operations of Beijing 58 and receives substantially all its economic benefits and residual returns.

Through the amended and restated exclusive business cooperation agreement between Beijing 58 and Wanglin, Wanglin agrees to provide certain technical and business support and related consulting services to Beijing 58 in exchange for service fees. In addition, pursuant to the amended and restated exclusive option agreement, Beijing 58 is prohibited from declaring and paying any dividends without Wanglin’s prior consent and Wanglin enjoys an irrevocable and exclusive option to purchase Beijing 58 shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a nominal price from Beijing Wanglintong Information Technology Co., Ltd. (“Beijing Wanglintong”), which is one of the shareholders of Beijing 58, or at a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through the arrangements, the Company can obtain all of Beijing 58’s income and all of its residual interests, such as undistributed earnings, either through dividend distribution or purchase of Beijing 58’s equity interests from its existing shareholders. As a result of the contractual arrangements, the Company consolidates Beijing 58’s financial results in the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In 2015, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately US$384.

Powers of Attorney

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

Equity Interest Pledge Agreements

Under the equity interest pledge agreements between Wanglin, Beijing 58 and the shareholders of Beijing 58, as amended and restated, the shareholders pledged all of their equity interests in Beijing 58 to Wanglin to guarantee Beijing 58’s and Beijing 58’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Wanglin for services provided. If Beijing 58 or any of Beijing 58’s shareholders breaches its contractual obligations under the contractual arrangements, Wanglin, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing 58 in accordance with legal procedures. Wanglin has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Wanglin, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Beijing 58 and its shareholders discharges all their obligations under the contractual arrangements. These equity interest pledge agreements were registered with Chaoyang Branch of Beijing Administration for Industry and Commerce in July 2013.

Exclusive Option Agreements

Under the exclusive option agreements among Wanglin, as amended and restated, Beijing 58 and each of the shareholders of Beijing 58, each of the shareholders irrevocably granted Wanglin or its designated representative(s) an exclusive option to purchase, to the extent permitted under PRC law, all or part of his, her or its equity interests in Beijing 58. In addition, Wanglin has the option to acquire all the equity interests of Beijing 58 for either a nominal price from Beijing Wanglintong, or at a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Wanglin or its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Wanglin’s prior written consent, Beijing 58’s shareholders shall not transfer, donate, pledge, or otherwise dispose any equity interests in Beijing 58. These agreements will remain effective until all equity interests held in Beijing 58 by the Beijing 58’s shareholders are transferred or assigned to Wanglin or Wanglin’s designated representatives. At the moment, the Company cannot exercise the exclusive option to purchase the current shareholders’ equity interests in Beijing 58 due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. The Company intends to exercise such option once China opens up these industries to foreign investment.

Loan Agreements

Pursuant to the loan agreements between Wanglin and each individual shareholder of Beijing 58, Wanglin provided interest-free loans with an aggregate amount of approximately RMB7.8 million to the individual shareholders of Wanglin for the sole purpose of funding the capital increase of Beijing 58. The loans can be repaid by transferring the individual shareholders’ equity interest in Beijing 58 to Wanglin or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement expiring on December 1, 2021 and can be extended with the written consent of both parties before expiration.

(ii)	Contractual Arrangements with Shanjing Kechuang

Ganji, through its PRC subsidiary, Yangguang Gudi, has entered into contractual arrangements with Shanjing Kechuang and its shareholders described below, which are referred to as the Shanjing Kechuang Agreements. Through the Shanjing Kechuang Agreements, Ganji exercises control over the operations of Shanjing Kechuang and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Yangguang Gudi and Shanjing Kechuang, Yangguang Gudi agrees to provide certain technical and business support and related consulting services to Shanjing Kechuang in exchange for service fees. In addition, pursuant to the exclusive option agreements, Shanjing Kechuang is prohibited from declaring and paying any dividends without Yangguang Gudi’s prior consent and Yangguang Gudi enjoys an irrevocable and exclusive option to purchase Shanjing Kechuang shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Yangguang Gudi to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, Ganji can obtain all of the income and the interests of Shanjing Kechuang, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Shanjing Kechuang from its existing shareholders. As a result of the contractual arrangements, the Company, through Ganji, consolidates the financial results of Shanjing Kechuang in its consolidated financial statements in accordance with U.S. GAAP.

Exclusive Business Cooperation Agreement

The terms and arrangements of the exclusive business cooperation agreement between Yangguang Gudi and Shanjing Kechuang are substantially similar to those under the Beijing 58 Agreements. In 2015, Yangguang Gudi provided technical support services to Shanjing Kechuang amounted to US$2,008 but no service fees were collected in 2015.

Powers of Attorney

Each shareholder of Shanjing Kechuang has executed a power of attorney to irrevocably appoint Yangguang Gudi as the attorney-in-fact to act on the shareholder’s behalf. The terms of the powers of attorney are substantially similar to those under the Beijing 58 Agreements.

Equity Interest Pledge Agreements

Yangguang Gudi, Shanjing Kechuang and each of the shareholders of Shanjing Kechuang have entered into equity interest pledge agreements with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements. These equity interest pledge agreements were registered with Shunyi Branch of Beijing Administration for Industry and Commerce Bureau on March 18, 2016 for the three individual nominee shareholders and April 1, 2016 for 58 Co., Ltd., respectively.

Exclusive Option Agreements

Yangguang Gudi, Shanjing Kechuang and each of the shareholders of Shanjing Kechuang have entered into exclusive option agreements with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements. At the moment, Ganji cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Shanjing Kechuang due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. Ganji may exercise the options if China opens up these industries to foreign investment.

Loan Agreements

Yangguang Gudi and each shareholder of Shanjing Kechuang have entered into loan agreements with an aggregate amount of interest-free loans of approximately RMB38.7 million. The terms of the loan agreements are substantially similar to those under the Beijing 58 Agreements and each loan agreement expires on August 6, 2025 and can be extended with the written consent of both parties before expiration.

(iii)	58 Home’s Contractual Arrangements with Tianjin 58 Home

58 Home has through Beijing 58 Home entered into contractual arrangements with Tianjin 58 Home and its shareholders described below, which are referred to as the Tianjin 58 Home Agreements. Through the Tianjin 58 Home Agreements, Beijing 58 Home exercises control over the operations of Tianjin 58 Home and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Beijing 58 Home and Tianjin 58 Home, Beijing 58 Home agrees to provide certain technical and business support and related consulting services to Tianjin 58 Home in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin 58 Home is prohibited from declaring and paying any dividends without Beijing 58 Home’s prior consent and Beijing 58 Home enjoys an irrevocable and exclusive option to purchase Tianjin 58 Home shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Beijing 58 Home to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, 58 Home can obtain all of the income and the residual interests of Tianjin 58 Home, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Tianjin 58 Home from its existing shareholders. As a result of the contractual arrangements, 58 Home consolidates the financial results of Tianjin 58 Home in accordance with U.S. GAAP.

Exclusive Business Cooperation Agreement

The terms and arrangements of the exclusive business cooperation agreement between Tianjin 58 Home and Beijing 58 Home under the Tianjin 58 Home Agreements are substantially similar to those under the Beijing 58 Agreements, except that Tianjin 58 Home agrees to pay a monthly service fee to Beijing 58 Home in an amount determined by both parties after taking into account factors similar to those provided under the Beijing 58 Agreements. Beijing 58 Home did not collect any service fee payments from Tianjin 58 Home in 2015.

Powers of Attorney

Each shareholder of Tianjin 58 Home has executed a power of attorney to irrevocably appoint Beijing 58 Home as the attorney-in-fact to act on the shareholder’s behalf. The terms of the powers of attorney are substantially similar to those under the Beijing 58 Agreements.

Equity Interest Pledge Agreements

Beijing 58 Home, Tianjin 58 Home and each of the shareholders of Tianjin 58 Home have entered into equity interest pledge agreements with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements. These equity interest pledge agreements are registered with the Tianjin Binhai New Area Market and Quality Supervision and Administration Bureau on September 8, 2015.

Exclusive Option Agreements

Beijing 58 Home, Tianjin 58 Home and each of the shareholders of Tianjin 58 Home have entered into exclusive option agreements with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements, except that the purchase price to be paid by Beijing 58 Home to each shareholder by exercising its option to purchase all the equity interests held by the shareholder in Tianjin 58 Home equal to the loan amount provided by Beijing 58 Home to the shareholder. At the moment, 58 Home cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Tianjin 58 Home due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. 58 Home may exercise the options if China opens up these industries to foreign investment.

Loan Agreements

Beijing 58 Home and each shareholder of Tianjin 58 Home have entered into loan agreements with an aggregate amount of interest-free loans of approximately RMB100 million. The terms of the loan agreements are substantially similar to those under the Beijing 58 Agreements and each loan agreement expires on August 5, 2025 and can be extended with the written consent of both parties before expiration.

Risks in Relation to the VIE Structure

As of December 31, 2015, the aggregate accumulated losses of VIEs and VIEs’ subsidiaries were approximately US$214,571, which has been included in the consolidated financial statements.

The following financial statement amounts and balances of the Group's VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2014 and 2015 and for the three years ended December 31, 2013, 2014 and 2015:

	As of December 31,
	2014	2015
	US$	US$
Cash and cash equivalents	16,296	69,302
Short-term investments	65,053	15,491
Accounts receivable, net	2,978	26,136
Prepayments and other current assets	8,180	18,519
Property and equipment, net	7,043	14,307
Long-term investments	784	7,077
Intangible assets, net and goodwill	19	2,512,817
Long-term prepayments and other non-current assets	1,942	8,639
Total assets	102,295	2,672,288
Accounts payable	6,698	25,261
Deferred revenues	62,455	115,498
Customer advances and deposits	10,095	58,268
Taxes payable	1,637	2,690
Salary and welfare payable	11,343	38,781
Inter-company payable	78,992	127,345
Accrued expenses and other current liabilities	6,681	12,168
Deferred tax liabilities	—	58,041
Other non-current liabilities	—	308
Total liabilities	177,901	438,360

	For the year ended December 31,
	2013	2014	2015
	US$	US$	US$
Revenue	72,427	101,819	268,076
Net income/(loss)	8,473	(3,944)	(137,077)
Net cash provided by operating activities	4,116	68,132	35,004
Net cash (used in)/provided by investing activities	(1,555)	(56,539)	20,628
Net cash provided by financing activities	—	—	—

Under the contractual arrangements with each of the VIEs and through their respective equity interest in their subsidiaries, the Group has the power to direct activities of the VIEs and the VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and the VIEs’ subsidiaries. Therefore the Group considers that there is no asset of the VIEs and the VIEs’ subsidiaries that can be used only to settle their obligations. As the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs and the VIEs’ subsidiaries.

The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant WFOE are in compliance with PRC law and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the power of attorney and the WFOEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

It is possible that the Group’s operation of certain of its businesses through the VIEs could be found by PRC authorities to be in violation of PRC law and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC, or (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under existing PRC law and regulations on foreign investment in certain categories of industry. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and goes into effect in its current form, these provisions regarding control through contractual arrangements could be construed to apply to the Group’s VIE arrangements, and as a result the Group’s VIEs could become explicitly subject to the current restrictions on foreign investment in certain categories of industries. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under PRC law or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement action might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If a finding were made by PRC authorities, under existing law and regulations or under the Draft FIE Law if it becomes effective, that the Group’s operation of certain of its operations and businesses through the VIEs is prohibited, the regulatory authorities with jurisdiction over the licensing and operation of such operations and businesses would have broad discretion in dealing with such a violation, including levying fines, confiscating the Group’s income, revoking the business or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue any or all portion of its operations. Any of these actions could cause significant disruption to the Group’s business operations, and have a severe adverse impact on the Group’s cash flows, financial position and operating performance.

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

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s business. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interest in its subsidiaries) or the right to receive their economic benefits, the Group would no longer be able to consolidate the relevant VIE and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote.

There is no VIE for which the Company has variable interest but is not the primary beneficiary.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to VIEs. As the Company is conducting its business mainly through VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

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

As of December 31, 2015, the VIEs hold the ICP license, which is necessary for the operation of the website and provision of value-added telecommunications services in China, and have registered 320 trademarks, including and and 54 copyrights. The VIEs also have four registered patents and applied for the registration of 13 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing.

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

f. Liquidity

As of December 31, 2015, current liabilities of the Group exceeded its current assets by US$499,791. The Group’s ability to continue as a going concern is dependent on management’s ability to successfully execute its business plan, which includes increasing revenues while controlling operating expenses, as well as generating operational cash flows and continuing to gain support from outside sources of financing. Management is of the opinion that the Group can adjust the pace of its operation expansion and control the operating expenses of the Group. In addition, the Company obtained a secured interest-bearing loan of US$275,000 from China Merchants Bank Co., Ltd in April 2016. Pursuant to the loan repayment schedule, US$167,500 out of US$275,000 principal amount will be repaid before December 31, 2016 and the remaining US$107,500 will be due on April 21, 2017. Based on the above considerations, the management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the consolidated financial statements of the Group for the year ended December 31, 2015 have been prepared on a going concern basis.

2. Principal accounting policies

(a)	Principles of consolidation

The consolidated financial statements of the Group have been prepared in accordance with U.S. GAAP. The consolidated financial statements include the financial statements of the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries for which the Company is the ultimate primary beneficiary.

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

All significant transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statement of comprehensive income/(loss) from the effective date of acquisition or up to the effective date of disposal, as appropriate.

The Company deconsolidates its subsidiaries in accordance with ASC 810-10-40-4 as of the date the Company ceased to have a controlling financial interest in the subsidiaries.

The Company accounts for the deconsolidation of its subsidiaries by recognizing a gain or loss in net income/(loss) attributable to the Company in accordance with ASC 810-10-40-5. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair value of any consideration received, the fair value of any retained noncontrolling interest in the subsidiaries being deconsolidated, and the carrying amount of any noncontrolling interest in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/(loss) attributable to the noncontrolling interest, and (b) the carrying amount of the assets and liabilities of the subsidiaries being deconsolidated.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include revenue recognition, the determination of the fair value of identifiable assets and liabilities acquired through business combination, the determination of the fair value of long-term investments, the determination of the fair value of mezzanine equity, the determination of fair value of noncontrolling interests, the valuation allowance of deferred tax assets, the determination of uncertain tax position, the valuation and recognition of share-based compensation, impairment of long-lived assets and the determination of the estimated useful lives of property and equipment and intangible assets.

(c)	Functional currency and foreign currency translation

The Group uses United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated in the BVI and Hong Kong is US$, while the functional currency of the other entities in the Group is Renminbi (“RMB”). In the consolidated financial statements, the financial information of the Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries, which use RMB as their functional currency, have been translated into US$. Assets and liabilities are translated at the exchange rates on the balance sheet date; equity amounts are translated at historical exchange rates; and revenues, expenses, gains, and losses are translated using the average rate for the year. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income or loss in the consolidated statement of changes in shareholders’ equity/(deficit).

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

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

The Group’s financial instruments mainly include cash and cash equivalents, term deposits, short-term investments, accounts receivable, long-term investments, accounts payable, deferred revenues, customer advances and deposits, and accrued liabilities and other current liabilities. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. Please see Note 18 for additional information.

(e)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

The following table sets forth a breakdown of the Group’s cash and cash equivalents by currency denomination, jurisdiction and geographical location as of December 31, 2014 and 2015:

	US$ in thousands					RMB in thousands					US$ in thousands
	USA	Hong Kong	China Non VIE	China VIE	Total	USA	Hong Kong	China Non VIE	China VIE	Total	Total translated to USD
December 31, 2014…..	3	43,066	108	2	43,179	434	7	317,156	99,706	417,303	111,376
December 31, 2015…..	3,944	289,522	29,459	3,511	326,436	247,043	6	324,952	449,928	1,021,929	483,305

(f)	Term deposits

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

The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as investment income/(loss), net. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 18 for additional information.

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

(h)	Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, accounts aging, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. An accounts receivable is written off after all collection effort has ceased. The Group recognized US$ nil and US$1,818 allowance for doubtful accounts for the years ended December 31, 2014 and 2015, respectively.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Buildings	30-50 years
Computers and equipment	3-5 years
Motor vehicles	4-5 years
Furniture and fixtures	5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets
Software	3-5 years

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

(j)	Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries, VIEs and the VIEs’ subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Customer relationships	2 - 3 years
Domain names and trademarks	9 - 10 years
Technology	4 - 5 years

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset.

(k)	Land use rights, net

Land use rights are carried at cost less accumulated amortization. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the shorter of estimated useful lives which are generally 50 years or the terms of the land use rights purchase agreements.

(l)	Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed of the acquired entity as a result of the Company's acquisitions of interests in its subsidiaries and VIEs. Goodwill is not amortized but is tested for impairment on an annual basis, or more frequently if events or changes in circumstances indicate that it might be impaired. The Company first assesses qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. Based on the qualitative assessment, if it is more likely than not that the fair value of each reporting unit is less than the carrying amount, the quantitative impairment test is performed.

In performing the two-step quantitative impairment test, the first step compares the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step compares the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

The Group performs impairment tests in the fourth quarter of each year. No impairment loss was recognized for all periods presented.

(m)	Long-term investments

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

For long-term investments in equity securities that are not accounted for using equity method of accounting, and have no readily determinable fair value, the cost method of accounting is used.

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

Impairment charges in connection with the cost method investments of US$ nil and US$949 were recorded in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2014 and 2015, respectively. No impairment charges in connection with the equity method investments were recorded for the years ended December 31, 2014 and 2015.

(n)	Impairment of other long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. No impairment of other long-lived assets was recognized for years ended December 31, 2013, 2014 and 2015.

(o)	Customer advances and deposits

Customers pay in advance to purchase membership services, online marketing services and other services. The cash proceeds received from customers are initially recorded as customer advances and deposits and then transferred to deferred revenues when they are used to purchase desired services.

(p)	Revenue recognition

The Group generates revenues primarily from membership, online marketing and E-commerce services. The Group sells its services through its direct sales teams and third party sales agencies. Under the terms of the agreement with the sales agencies, the sales agencies remit to the Group a certain percentage of the listed sales price. The Group recognizes revenue net of the amounts retained by the sales agencies because the sales agencies will offer discretionary discount to the customer. Additionally, the Group does not receive information from the sales agencies indicating the amount of such discounts offered to the customers or regarding the actual cash paid by the customers to the sales agencies. As such, the Group is unable to determine the gross amounts paid by the customers to the sales agencies. Accordingly, the Group believes that it is more appropriate to recognize revenue net of the amounts retained by the sale agencies. Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured.

 The Group has adopted the gross presentation for business tax and related surcharges pursuant to ASC 605-45, "Revenue Recognition: Principal Agent Considerations". The amount of business tax and related surcharges included in cost of revenues were US$1,742, US$1,632 and US$3,674 for the years ended December 31, 2013, 2014 and 2015, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax ("VAT") Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the "Modern Service Industries" includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Subsidiaries in different regions were affected at different times as the program was rolled out. Most of the Company’s entities were subject to the VAT Pilot Program as of December 31, 2014 and 2015. With the adoption of the Pilot Program, the Group’s revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. Accordingly, the Group has adopted the net presentation of VAT.

(i)	Membership

A membership is a basic services package mainly consisting of the following services: customer certification, display of an online storefront on the Group’s platforms, preferential listing benefits such as limited daily priority listings and higher quota for free daily listings, access to the Group’s dedicated customer service support team and online account management system. Membership revenues are recognized ratably over the contract period when membership services are provided.

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

(iii)	E-commerce services

The Group enters into promotional service agreements with real estate developers pursuant to which the Group is authorized to sell discount coupons with face value ranging from RMB2,000 to RMB100,000 to prospective home buyers. The home buyers are required to prepay the full face value of the coupon to the Group before they can use the coupon to purchase specified properties from the real estate developers at a discount significantly greater than the coupon value. The coupon purchased by prospective home buyers is refundable before a purchase of the specified properties prior to the expiry date of the coupon. The Group recognizes revenues when home buyers apply the discount coupon to pay for the purchase price of the specified properties from real estate developers. Cash received in advance of the purchase of specified properties is recorded as customer advances.

(iv)	Other services

Other services include various off-line services provided. The Group recognises other service revenue when the related service is rendered.

(q)	Cost of revenues

Costs of revenues mainly consist of costs associated with the production and operation of websites, which include fees paid to third parties for internet connection, content and services, payroll-related expenses, equipment depreciation associated with the website production and operation, and business taxes, etc.

(r)	Advertising expenses

Advertising costs are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising costs are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2013, 2014 and 2015, advertising expenses recognized in the consolidated statements of comprehensive income/(loss) were US$22,703, US$73,435 and US$289,069, respectively.

(s)	Research and development expenses

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

(t)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the terms of underlying lease.

(u)	Share-based compensation

All share-based awards to employees and directors, including share options, restricted share units (“RSUs”) and restricted shares (“RSs”) are measured at the grant date based on the fair value of the awards. Share-based compensation, net of forfeitures, is recognized as expense on a straight-line basis over the requisite service period, which is the vesting period.

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

See Note 22 for further information regarding share-based compensation assumptions and expenses.

(v)	Income taxes

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

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income/(loss). The Group did not have any interest or penalties associated with tax positions as of December 31, 2013, 2014 and 2015. As of December 31, 2013, 2014 and 2015, the Group did not have any significant unrecognized uncertain tax positions.

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

(w)	Employee benefits

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

The Group recorded employee benefit expenses of US$9,385, US$14,499 and US$53,969 for the years ended December 31, 2013, 2014 and 2015, respectively.

(x)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the consolidated statements of comprehensive income/(loss) over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the property, plant and equipment and other non-current assets are presented in the consolidated balance sheet by deducting the grants in arriving at the assets carrying amount and are credited to consolidated statements of comprehensive income/(loss) on a straight-line basis over the expected lives of the related assets.

For the years ended December 31, 2013, 2014 and 2015, the Group recognized government grants of US$982, US$5,696 and US$4,841, respectively as other income/(expenses) in the consolidated statements of comprehensive income/(loss).

(y)	Ordinary shares

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

(z)	Business combination, noncontrolling interests and mezzanine classified noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification ("ASC") 805 "Business Combinations" ("ASC 805"). The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

For the Company's majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the noncontrolling interest is contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interest is classified as mezzanine classified noncontrolling interest. Consolidated net income/(loss) on the consolidated income statements includes the net income/(loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Company's consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(aa)	Statutory reserves

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

As of December 31, 2015, the Group had statutory reserve fund amounted to US$3,930.

(ab)	Related parties

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

(ac)	Earnings/(loss) per share

Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to 58.com Inc. by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretions and allocation of net income related to the preference shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preference shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

(ad)	Comprehensive income/(loss)

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

(ae)	Segment reporting

Based on the criteria established by ASC 280 “Segment Reporting”, the Group’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group has internal reporting of revenue by products but has internal reporting of cost and expenses that do not distinguish between segments, and costs and expenses of the Group is reported by nature as a whole. The Group does not distinguish between markets or segments for the purpose of internal reporting. Hence, the Group has only one operating and reportable segment. As the Group’s long-lived assets and revenue are substantially located in and derived from the PRC, no geographical segments are presented.

(af)	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “‘Revenue from Contracts with Customers (Topic 606).”’ This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. This guidance will be effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods, and will be required to be applied retrospectively. Early application of the guidance is not permitted. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In June 2014, the FASB issued ASU No. 2014-12, “‘Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period”’. The new standard requires that a performance target that affects vesting and that could be achieved after the requisite service period is treated as a performance condition. A reporting entity should apply existing guidance in Topic 718, Compensation-Stock Compensation, as it relates to awards with performance conditions that affect vesting to account for such awards. The performance target should not be reflected in estimating the grant-date fair value of the award. Compensation cost should be recognized in the period in which it becomes probable that the performance target will be achieved and should represent the compensation cost attributable to the period(s) for which the requisite service has already been rendered. If the performance target becomes probable of being achieved before the end of the requisite service period, the remaining unrecognized compensation cost should be recognized prospectively over the remaining requisite service period. The total amount of compensation cost recognized during and after the requisite service period should reflect the number of awards that are expected to vest and should be adjusted to reflect those awards that ultimately vest. The requisite service period ends when the employee can cease rendering service and still be eligible to vest in the award if the performance target is achieved. The amendments in this ASU are effective for annual periods and interim periods within those annual periods beginning after December 15, 2015. Earlier adoption is permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In August 2014, FASB issued ASU No. 2014-15, “‘Presentation of Financial Statements—Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern.”’ The new standard addresses management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. Management’s evaluation should be based on relevant conditions and events that are known and reasonably knowable at the date that the financial statements are issued. The new standard will be effective for the first interim period within annual reporting periods beginning after December 15, 2016. Early adoption is permitted. The Group is currently evaluating the impact of this guidance.

In February 2015, the FASB issued Consolidation (Topic 810)—Amendments to the Consolidation Analysis. The amendments in Topic 810 respond to stakeholders’ concerns about the current accounting for consolidation of variable interest entities, by changing aspects of the analysis that a reporting entity must perform to determine whether it should consolidate such entities. Under the amendments, all reporting entities are within the scope of Subtopic 810-10, Consolidation—Overall, including limited partnerships and similar legal entities, unless a scope exception applies. The amendments are intended to be an improvement to current U.S. GAAP, as they simplify the codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R), with changes including reducing the number of consolidation models through the elimination of the indefinite deferral of Statement 167 and placing more emphasis on risk of loss when determining a controlling financial interest. The amendments are effective for publicly-traded companies for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. Earlier adoption is permitted. The Group has early adopted the guidance and considered there is no material impact on the Group’s consolidated financial statements.

In September 2015, the FASB issued ASU No. 2015-16, Simplifying the Accounting for Measurement-Period Adjustments, which eliminates the requirement for acquirers in a business combination to account for measurement-period adjustments retrospectively. Instead, acquirers must recognize measurement-period adjustments during the period in which they determine the amounts, including the effect on earnings of any amounts that would have been recorded in previous periods if the accounting had been completed at the acquisition date. This update is effective for interim and annual periods beginning after December 15, 2015, with early adoption permitted. The implementation of this update is not expected to have any material impact on the Group’s consolidated financial statements.

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Group is currently evaluating the effect of adoption of this ASU and expects that it will have an impact on the Group’s consolidated balance sheets, as current deferred tax assets were US$86 and current deferred tax liabilities were US$66,238 as of December 31, 2015.

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities, which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. The Group is in the process of evaluating the impacts of the adoption of this ASU.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which amends the existing accounting standards for lease accounting. This update requires lessees to recognize a right-of-use asset and lease liability for all leases with terms of more than twelve months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The update does not significantly change the lessees’ recognition, measurement and presentation of expenses and cash flows from the previous accounting standard. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is currently assessing the potential effects this update may have on its consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718),” which intends to improve the accounting for employee share-based payments. This standard will be effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is currently evaluating the impact this new guidance will have on its consolidated financial statements.

3. Credit risks and concentration

(a)	Credit risk

The Group’s credit risk arises from cash and cash equivalents, term deposits, short-term investments, as well as credit exposures to receivables due from its customers, related parties and other parties.

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

There was no customer whose revenue represented over 10% of total revenues in 2013, 2014 and 2015.

The accounts receivable from one internet search company represented approximately 45% and 13% of total accounts receivable as of December 31, 2014 and 2015, respectively. No other customer has receivables representing over 10% of total accounts receivable.

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

4. Business acquisitions and equity investment transactions

(a)	Acquisition of Anjuke Inc. (“Anjuke”)

On March 2, 2015, the Group completed the acquisition of 100% equity interest of Anjuke, a major online real estate listing platform in China which allows potential home buyers and renters to search for primary and secondary real estate. This transaction allows the Group to create China’s largest secondary and rental real estate platform by combining the Group’s housing content category with Anjuke’s platform. Total consideration for this acquisition consisted of 4,839,372 newly issued ordinary shares and 248,216 fully vested restricted share units (“RSUs”) of the Company and US$160,198 in cash.

The acquisition had been accounted for as a business acquisition and the results of operations of Anjuke and its subsidiaries and affiliated companies from the acquisition date have been included in the Group’s consolidated financial statements. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of Anjuke.

The allocation of the purchase price is as follows:

	Amounts
	US$	Amortization Years

Net assets acquired	6,446
Amortizable intangible assets:
Domain names and trademarks	27,356	10
Technology	9,702	5
Customer relationship	2,386	2
Goodwill	218,126
Deferred tax liabilities	(9,861)
Total	254,155

Total purchase price comprised of
-Cash consideration	160,198
-Equity consideration	93,957
Total	254,155

The US$160,198 of total cash consideration less cash acquired of US$6,590 and cash consideration payable of US$28,962 resulted in a net cash outlay of US$124,646 at the acquisition date. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill primarily represents the expected synergies from combining the Group’s housing content category with Anjuke’s platform. The goodwill is not expected to be deductible for tax purposes. No subsequent purchase price adjustment has been made.

(b)	Investment and consolidation of Falcon View Technology ("Ganji")

(i) Equity investment in Ganji

On April 20, 2015, the Group acquired from Ganji’s shareholders certain number of ordinary and preference shares of Ganji which accounted for less than 50% equity stake in Ganji, the holding company of the PRC entities operating Ganji.com, a major online local services platform in China for consideration consisting 34,039,136 newly issued ordinary shares of the Company and US$412,237 in cash. The US$412,237 of total cash consideration less consideration payable of US$122,413 resulted in a net cash outlay of US$289,824 upon the completion of the equity investment. (the “Transaction (i)”)

The investment in the ordinary shares of Ganji was accounted for as equity method investment based on the equity interest of 31.6% attributable to the acquired ordinary shares of Ganji in accordance with ASC 323. During the period from April 20, 2015 to August 6, 2015, the Group recognized its proportionate share of Ganji’s net loss, which amounted to US$103,550, into the consolidated statements of comprehensive income/(loss).

The investment in the preference shares of Ganji was accounted for as cost method investment in accordance with ASC 325-20 because the preference shares of Ganji acquired by the Group were not in-substance common stocks and there was no readily determinable fair value of the Ganji shares.

In accordance with Rule 4-08(g) of Regulation S-X, the Company summarized condensed financial information of Ganji for the period in which it was accounted for by equity method.

For the period from April 20 to August 6, 2015
US$
Operating data:
Revenues	52,400
Gross profit	47,507
Loss from operations	(329,014)
Net loss	(328,076)
Net loss attributable to Ganji’s shareholders	(327,688)

As of August 6, 2015
US$
Balance sheets data:
Current assets	170,558
Non-current assets	264,502
Current liabilities	165,459
Non-current liabilities	64,211
Mezzanine equity	4,926
Total shareholders’ equity	200,464

(ii) Investment in private equity funds which invested in Ganji

On July 31, 2015, the Company issued a convertible note to Tencent for a cash consideration of US$400,000 (See Note 15). Subsequently, the Company committed the whole US$400,000 proceeds from this transaction, together with additional cash of US$6,673 from the Company and 46,505,912 newly issued ordinary shares of the Company to several private equity funds (the “Equity Funds”) of which 46,505,912 newly issued ordinary shares and US$272,396 cash were contributed to the funds in August, 2015.These funds are dedicated to investing in businesses in China and separately managed by different investment entities, as general partners, and they are unaffiliated with each other and unaffiliated with the Company. These funds, together with Tencent, acquired all the remaining equity interests in Ganji on August 6, 2015 (the “Transaction (ii)”).  The Company also transferred an aggregate of 4,449,002 fully vested restricted share units of the Company and approximately US$50,967 in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji.

Upon the completion of the transactions on August 6, 2015, Ganji was directly owned by the Company as a result of the Transaction (i) and by the Equity Funds and Tencent as a result of the Transaction (ii).

The Company decided to early adopt ASU 2015-2, which is a new consolidation standard, to account for the investment in the Equity Funds and hence Ganji. Although the Company is a limited partner of the Equity Funds, the Company has a substantive kick-out right and holds the majority shareholding in the Equity Funds, and there are no other limited partners holding substantive participating right to the Equity Funds. Therefore the Company considered that it has a controlling financial interest over the Equity funds under the voting interest model, and as a result has consolidated Ganji since August 6, 2015. The financial results of Ganji were no longer reflected in the financial statement line item of “investment income/(loss), net”. The Company accounted for the Transaction (ii) as step acquisition of Ganji on August 6, 2015. The Group believes the investment in the Equity Funds which acquired Ganji will allow the Group to leverage the Ganji platform and create business synergy for the Group’s online local services platform.

Because of the step acquisition, the Company became the beneficial owner of an aggregate of 99.6% equity interest in Ganji. The remaining 0.4% interest in Ganji was owned by Tencent. In relation to this noncontrolling interest in Ganji, a put option agreement was entered into between the Company and Tencent in 2015, where the Company has also granted to Tencent a right to sell all of Tencent’s interest in Ganji (the “Put Option”).

The Company determined that the Put Option over Tencent’s noncontrolling interest in Ganji was considered on a combined basis and was accounted for as mezzanine classified noncontrolling interest as a whole as the noncontrolling interest can be redeemed by Tencent through exercising the Put Option and the carrying amount of the mezzanine classified noncontrolling interest initially recognized on August 6, 2015 was accreted using effective interest method to the accreted value pursuant to the Put Option agreement.

On the acquisition date of Ganji, the mezzanine classified noncontrolling interest is recognized and measured at fair value by the Company in accordance with ASC 805-20-30-1 and ASC 480-10-S99-3A and the Company’s previously held interest in Ganji (i.e. the less than 50% investment as a result of Transaction (i)) was remeasured to fair value on the same date in accordance with ASC 805-10-25-10.

By applying a market approach and an income approach, the fair value of the mezzanine classified noncontrolling interest and the fair value of the previously held equity interest in Ganji were estimated to be US$14,140 and US$1,184,714, respectively. These fair value measurements of the noncontrolling interest and the previously held equity interest are based on significant inputs not observable in the market, and thus represent Level 3 measurements. The Group recognized a loss of US$35,217 as a result of the remeasurement of the previously held equity interest in Ganji upon completion of the step acquisition in Ganji.

The fair value estimates for the noncontrolling interest and the previously held equity interest are based on (1) an assumed discount rate of 15.6%, (2) an assumed terminal growth rate of 3.0%, (3) assumed financial multiples of reporting entities deemed to be similar to Ganji, and (4) assumed adjustments because of the lack of control or lack of marketability, as relevant, that market participants would consider when estimating the fair value of the noncontrolling interest and the previously held equity interest in Ganji.

The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. The allocation of the purchase price is as follows:

	Amounts	Amortization
	US$	Years

Net assets acquired	12,848
Amortizable intangible assets:
Domain names and trademarks	234,700	9.4
Technology	24,300	4.4
Mezzanine classified noncontrolling interest	(14,140)
Goodwill	2,611,053
Deferred tax liabilities	(64,750)
Total	2,804,011

Total purchase price comprised of
-Cash consideration	457,640
-Equity consideration	1,161,657
-Fair value of previously held equity interests	1,184,714
Total	2,804,011

The US$457,640 of total cash consideration less cash acquired of US$61,627 and consideration payable of US$151,368 resulted in a net cash outlay of US$244,645 at the acquisition date. The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill primarily represents the expected synergies from combining the Group’s 58.com platform with Ganji’s platform and fully integrating each service category. The goodwill is not expected to be deductible for tax purposes. No subsequent purchase price adjustment has been made.

(c)	Other acquisitions

In 2015, the Group also completed other acquisitions that will be accounted for as business acquisitions. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. The allocation of the purchase price of all the other acquisitions is summarized below:

	Amounts	Amortization
	US$	Years

Net assets acquired	25,495
Amortizable intangible assets:
Domain names and trademarks	8,485	9-10
Technology	853	4-5
Customer relationship	1,674	2-3
Goodwill	28,582
Deferred tax liabilities	(1,145)
Bargain purchase gain	(1,650)
Less noncontrolling interest	(7,551)
Total consideration in cash	54,743

The US$54,743 of total cash consideration less cash acquired of US$10,914, cash consideration payable of US$382 and consideration prepaid in 2014 of US$654 resulted in a net cash outlay of US$42,793 at the acquisition date.

(d)	Pro forma total revenue and net loss of the Group reflecting acquisitions made in 2015

The total revenue and net loss arising from acquisitions made in 2015 that are included in the Group’s consolidated statement of comprehensive income/(loss) for the year ended December 31, 2015 are US$186,738 and US$78,661, respectively.

The following summary of unaudited pro forma results of operations of the Group for the years ended December 31, 2014 and 2015 is presented using the assumption that the acquisitions made in 2015 were completed as of January 1, 2014. These pro forma results of the Group have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred as of January 1, 2014, nor is it indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the year ended December 31,
	2014 (unaudited)	2015 (unaudited)
	US$	US$
Pro forma total revenues	464,669	835,982
Pro forma net loss	(96,917)	(543,569)

5. Deconsolidation of 58 Home

58 Home has been the holding company of the 58 Home business and a majority owned entity of the Company since its establishment in late 2014. The Company owned 80,000,000 ordinary shares issued by 58 Home (“58 Home Ordinary Shares”).

In February 2015, 58 Home adopted its 2015 Share Incentive Plan (“58 Home 2015 Plan”). In February 2015, 58 Home granted 9,100,000 restricted shares to the selected management members of 58 Home. In April 2015, 58 Home further granted 1,880,000 restricted shares to a senior management member of the Company. All of these restricted shares were fully vested on the respective grant dates. Share-based compensation expense amounted to US$1,978 was recognized for the period from respective grant dates to November 27, 2015 with respect to the grant of the restricted shares. These holders of restricted shares are referred to as “noncontrolling interests” of 58 Home. Other share-based awards granted by 58 Home to its employees were discussed in Note 22.

On October 12, 2015, a share subscription agreement (the “58 Home Share Subscription Agreement”) was entered into among 58 Home and certain investors whereby 58 Home agreed to issue to the investors 40,800,000 Series A convertible preference shares (“58 Home Series A Preference Shares”), at a price of US$7.3529 per share, amounting to an aggregate purchase price of US$300,000. Investors of the 58 Home Series A Preference Shares included the Company who paid US$10,000 for 1,360,000 58 Home Series A Preference Shares and other new investors who paid US$290,000 aggregately to subscribe the remaining 39,440,000 58 Home Series A Preference Shares.

Before closing of the transaction, in November 2015, pursuant to the 58 Home Share Subscription Agreement, the Company unilaterally contributed US$100,638 as additional paid-in capital to 58 Home by waiving US$100,638 receivable from 58 Home. Because the noncontrolling ordinary shareholders of 58 Home are employees of the Group, the unilateral capital contribution by the Company resulted in the increase in the noncontrolling interests of 58 Home by US$12,147 and the corresponding amount was recognized as employee compensation expense in the Group’s consolidated statements of comprehensive income/(loss).

Pursuant to the Amended and Restated Memorandum of Association of 58 Home adopted on October 26, 2015, certain approval rights were granted to a noncontrolling preference shareholder of 58 Home in relation to (i) annual budget and (ii) employment of certain key management members of 58 Home. These approval rights granted to the noncontrolling preference shareholder of 58 Home were considered as substantive participating rights in accordance with ASC 810-10. As a result, the Group has deconsolidated 58 Home since the completion of the transaction on November 27, 2015.

On the date of deconsolidation, the Group derecognized the assets and liabilities, including allocated goodwill attributable to 58 Home, which amounted to US$207,833, derecognized noncontrolling interests of 58 Home and recognized the investment in 58 Home Series A Preference Shares at fair value of US$10,000, the investment in 58 Home Ordinary Shares at fair value of US$256,000, and a gain on deconsolidation of 58 Home of US$45,998.

Subsequent to the completion of the transaction, the Group continued to retain equity interest in 58 Home through its ownership of 80,000,000 58 Home Ordinary Shares, representing 87.9% ordinary share equity interest in 58 Home, and of 1,360,000 58 Home Series A Preference Shares. The Company’s investment in 58 Home Ordinary Shares was accounted for as equity method investment in accordance with ASC 323. The Company has shared 87.9% of net loss of 58 Home for the period from November 27, 2015 to December 31, 2015 and recorded an investment loss of US$9,288. On the other hand, the Company’s investment in the 58 Home Series A Preference Shares was accounted for as cost method investment in accordance with ASC 325-20 because the preference shares were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

In accordance with Rule 4-08(g) of Regulation S-X, the Company summarized the condensed financial information of 58 Home for the period in which it was accounted for by equity method.

For the period from November 27 to December 31, 2015
US$
Operating data:
Total revenues	51
Gross profit	(86)
Loss from operations	(10,856)
Net loss	(10,562)

As of December 31, 2015
US$
Balance sheets data:
Current assets	233,665
Non-current assets	83,303
Current liabilities	25,452
Mezzanine equity	300,000
Total shareholders’ deficit	(8,484)

6. Disposal of Guazi

As part of the acquired Ganji business, Guazi is engaged in the business of operating an online C2C platform for trading used cars and providing relevant services.

On December 31, 2015, the following transactions were completed pursuant to a share purchase agreement, dated November 25, 2015, by and among the Company, the entities of Guazi and Mr. Haoyong Yang, former co-chairman of the Company’s board of directors (the “Guazi Purchaser”):

•	The Company transferred 54.4% ownership interest in Guazi to the Guazi Purchaser in return for US$50,000 cash.

•	The Company concurrently used the proceeds of US$50,000 to invest in a US$50,000 non-interest bearing convertible note issued by Guazi (the “Guazi Convertible Note”). The Guazi Convertible Note is convertible into preference shares of Guazi to be issued in Guazi’s subsequent round of financing at the same price paid by other investors in the subsequent round of financing.

•	The Company retained 45.6% ownership interest in Guazi by purchasing 38,800,000 Series A convertible and redeemable preference shares of Guazi (the “Series A Guazi Shares”) .

The negotiation and execution of the transactions mentioned above were not dependent with the acquisition of Ganji.

As a result of the Company’s loss of control over Guazi on December 31, 2015, the Company derecognized the assets and liabilities, including allocated goodwill, attributable to Guazi, which amounted to US$27,788, and recognized the investment in Series A Guazi Shares at fair value of US$53,684, the investment in Guazi Convertible Note at fair value of US$47,310, a gain on Guazi disposal of US$73,240 on December 31, 2015.

The Series A Guazi Shares and the Guazi Convertible Note were considered as the consideration received by the Company in return for the disposal of Guazi. The Company assessed the fair values of the Series A Guazi Shares and Guazi Convertible Note on the disposal date with the assistance of a third-party independent valuation specialist. The fair values were based on significant inputs not observable in the market, and thus represented Level 3 measurements.

Subsequently, the investment in Series A Guazi Shares was accounted for under cost method in accordance with ASC 325-20 as the shares held by the Company were not considered in-substance common stock and the shares do not have readily determinable fair value. The Company also determined that the host contract of Series A Guazi Shares is equity in nature and there were no embedded derivative that needs to be separately accounted for in accordance with ASC 815-15-25-1.

The Company accounted for its investment in Guazi Convertible Note under ASC 310 which was carried at amortized cost using effective interest rate method and presented it as a long term prepayment for additional shares of Guazi upon note conversion.

7. Short-term investments

Short-term investments consisted of the following:

	As of December 31,
	2014	2015
	US$	US$
Variable-rate financial instruments	207,257	29,351
Available-for-sale securities	8,889	11,867
Total	216,146	41,218

The Group purchased stock of a US listed company in private placement in December 2014 at a cost of US$10,000 and accounted for it as available-for-sale securities. For the year ended December 31, 2014 and 2015, approximately US$1,111 of unrealized loss and US$2,978 of unrealized gain on available-for-sale securities was recognized in accumulated other comprehensive loss, respectively.

8. Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2014	2015
	US$	US$
Accounts receivable	6,282	59,916
Allowance of doubtful accounts	—	(5,885)
Accounts receivable, net	6,282	54,031

9. Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2014	2015
	US$	US$
Rental and other deposits	2,211	19,498
Prepaid advertising fees	6,898	12,199
Input VAT	2,090	11,796
Employee advances	3,785	10,954
Prepayment for service fees	940	7,205
Prepaid rental	4,863	5,199
Interest receivable	2,574	33
Note and other receivables	—	7,113
Others	770	2,881
Total	24,131	76,878

 The prepaid advertising fees represent prepayments to third parties for advertising services, mainly through television, internet and outdoor media. The advertising expenses are recognized in sales and marketing expenses subsequently, when the services are received.

10. Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2014	2015
	US$	US$
Buildings	—	79,973
Computers and equipment	24,335	56,076
Motor vehicles	1,098	1,236
Furniture and fixtures	703	2,333
Leasehold improvements	5,928	16,855
Software	1,530	3,515
Total	33,594	159,988
Less: Accumulated depreciation	(15,695)	(36,895)
Net book value	17,899	123,093

Depreciation expenses for the years ended December 31, 2013, 2014 and 2015 were US$4,644, US$5,594 and US$14,604, respectively.

11. Intangible assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2014	2015
	US$	US$
Domain names and trademarks	504	252,892
Technology	—	33,120
Customer relationship	—	3,945
Total	504	289,957
Less: Accumulated amortization	(44)	(18,500)
Net book value	460	271,457

Amortization expenses for the years ended December, 2013, 2014 and 2015 were US$13, US$13 and US$18,558, respectively. During the same periods, no impairment was recognized in the consolidated statements of comprehensive income/(loss).

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
US$
For the year ending December 31, 2015
2016	35,586
2017	34,523
2018	34,122
2019	33,653
2020	26,825
Thereafter	106,748
Total	271,457

12. Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2014 and 2015 were as follows:

Amounts
US$
Balance as of December 31, 2014	—
Additions	2,857,761
Deconsolidation and disposal of subsidiaries	(235,621)
Foreign currency translation adjustments	(160,947)
Balance as of December 31, 2015	2,461,193

In the annual impairment assessment of goodwill, the Company concluded that there was no impairment charge for the year ended December 31, 2015.

13. Long-term investments

The following is a summary of long-term investments:

	As of December 31,
	2014	2015
	US$	US$
Cost method investments:
Investment in Series A Guazi Shares (a)	—	53,684
Investee B (b)	—	33,722
Investee C (c)	20,000	20,000
Investee D (d)	—	15,000
Investment in 58 Home Series A Preference Shares (g)	—	10,000
Investee E (e)	—	3,465
Others (f)	3,784	7,741
Total cost method investments	23,784	143,612
Equity method investments:
Investment in 58 Home Ordinary Shares (g)	—	246,778
Others	—	871
Total equity method investments	—	247,649
Total long-term investments	23,784	391,261

(a)           In 2015, as a result of the disposal of Guazi (See Note 6), the Group retained certain equity interest in Guazi by investing in 38,800,000 Series A Guazi Shares. The investment in Series A Guazi Shares was measured at fair value of US$53,684 on the date of disposal and was subsequently accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

(b)           In 2015, the Group acquired shares of investee B for cash consideration of US$33,722. Investee B is mainly engaged in the business of providing home decoration and home decoration-related services (including the online information services in connection with home renovation and decoration and building materials) through the internet. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(c)           In 2014, the Group acquired shares of investee C for cash consideration of US$20,000. Investee C is mainly engaged in the provision of temporary driving services. The investment is accounted for under cost method as the Group does not have ability to exercise significant influence over operating and financial policies of investee C and the shares do not have readily determinable fair value.

(d)           In 2015, the Group acquired shares of investee D for cash consideration of US$15,000. Investee D is mainly engaged in the business of operating a real estate internet portal. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(e)           In 2015, the Group acquired shares of investee E for cash consideration of US$3,465. Investee E is mainly engaged in the second-hand automobile sales chained agency services. The investment is accounted for under the cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(f)           In 2015, the Group acquired shares of other companies for an aggregate cash consideration of US$7,741. The cash consideration paid for each of these investments was less than US$3,000. These investments are accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value.

(g)           As a result of the deconsolidation of 58 Home on November 27, 2015 (as set out in Note 5), the Group continue to retain equity interest in 58 Home through its ownership of 80,000,000 58 Home Ordinary Shares and of 1,360,000 58 Home Series A Preference Shares. The Company’s investment in 58 Home Ordinary Shares was accounted for as equity method investment in accordance with ASC 323. For the period from November 27, 2015 to December 31, 2015, the Group recorded an investment loss of US$9,288. The Company’s investment in 58 Home Series A Preference Shares was accounted for as cost method investment in accordance with ASC 325-20 because the 58 Home Series A Preference Shares were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

14. Long-term prepayments

The following is a summary of long-term prepayments:

	As of December 31,
	2014	2015
	US$	US$
Prepayment for purchase of property and equipment	16,883	99,774
Investment in Guazi Convertible Note	—	47,310
Prepayment for acquisition and investments	611	5,420
Rental deposits	1,436	3,510
Long-term prepaid rental	2,097	59
Others	—	3,251
Total	21,027	159,324

The prepayment for purchase of property and equipment mainly represented cash payment made to a third party developer in 2015 to purchase office buildings. The buildings will be used as part of new corporate headquarters upon completion in 2016.

15. Short-term loans

On July 31, 2015, the Company issued a US$400,000 convertible note to a subsidiary of Tencent for a cash consideration of US$400,000 (“Original Convertible Note”) (See also Note 4(b)(ii)). The Original Convertible Note was issued at par, bearing a base interest rate of 5% per annum, with December 20, 2015 being the maturity date (“Original Maturity Date”). Pursuant to the note agreement, the Company was allowed to early repay the whole or any part of the principal amount of the note prior to the Original Maturity Date, without premium or penalty and Tencent shall have the right to convert all or portion of the outstanding loan amount into ordinary shares of the Company at a discount if the loan together with interest accrued is not paid on the Original Maturity Date.

On December 11, 2015, which was before the Original Maturity Date, the Company issued 4,267,344 Class A ordinary shares to Tencent to early repay US$125,000 principal amount and settle the accrued interest of US$7,288 of the Original Convertible Note. Also on the same date, the Company and Tencent entered into an amendment to the Original Convertible Note (the “Note Amendment”), pursuant to which the Original Convertible Note was replaced by a new convertible note (the “Amended Convertible Note”) issued to Tencent. The principal amount of the Amended Convertible Note was US$275,000, the interest rate was increased to 6% and the maturity date of the Amended Convertible Note was June 20, 2016.

The Company determined that the Note Amendment was accounted for as a debt modification, not a debt extinguishment because the changes of the cash flow before and after the Note Amendment were less than 10% pursuant to ASC 470-50-40-12. Therefore, interest expense for the period from July 31, 2015 to December 11, 2015 was recognized based on 5% per annum and principal amount of the Original Convertible Note, and subsequently, interest expense for the period from December 12, 2015 to December 31, 2015 was recognized based on 6% per annum and the reduced principal amount of the Amended Convertible Note.

The Company determined that the embedded features of the Original and Amended Convertible Note are not required to be bifurcated and accounted for as derivatives because they are neither assessed to be material nor are considered clearly and closely related to the economic characteristics and risks of the host debt contract pursuant to ASC 815-15-25-1(a) and ASC 815-15-25-42.

In April 2016, the Company early repaid the remaining US$275,000 principal amount and settled the accrued interest of US$5,063 of the Amended Convertible Note. Please see Note 25 subsequent event for detail.

16. Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2014	2015
	US$	US$
Payable for advertisement fees	8,978	81,197
Rebate payable to sales agents	1,691	10,397
Payable related to purchases of property and equipment	1,813	6,537
Payable to group buying merchants	3,228	1,064
Others	319	2,440
Total	16,029	101,635

17. Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2014	2015
	US$	US$
Acquisition consideration payable	—	295,550
Accrued office expenses	3,916	13,535
Deposits from sales agents and others	2,179	6,413
Accrued telecom and bandwidth fees	1,654	3,746
Payable to employees for proceeds of selling their share-based awards	651	3,255
Accrued professional fees	1,079	2,604
Government subsidy	456	1,833
Payable to 58 Home service providers	1,812	—
Interest payable	—	904
Others	1,324	8,061
Total	13,071	335,901

18. Fair value measurements

Measured on recurring basis

The Group measured its financial assets including cash equivalents, term deposits and short-term investments at fair value on a recurring basis as of December 31, 2014 and 2015. The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2014	2015
		US$	US$
Cash equivalents	Significant other observable inputs (Level 2)	89,884	2,952
Term deposits	Significant other observable inputs (Level 2)	281,513	—
Short-term investments:
- Variable-rate financial instruments	Significant other observable inputs (Level 2)	207,257	29,351
- Available-for-sale securities	Quoted Prices in Active Market for Identical Assets (Level 1)	8,889	11,867

Cash equivalents, term deposits and variable-rate financial instruments

The Group measures cash equivalents, term deposits and variable-rate financial instruments at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Available-for-sale securities

The Group measures available-for-sale securities at fair value. As the available-for-sale securities are stocks of a public traded company, the Group determines the fair value of the available-for-sale securities according to the quoted market price at the end of each period. The Group classifies the valuation techniques as Level 1 of fair value measurement.

The following are other financial instruments not measured at fair value in the balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and prepaid expenses and other current assets are financial assets with carrying values that approximate fair value due to their short term nature. Accounts payable and accrued expenses and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short term nature. The Group estimates fair values of short-term receivables and payables and classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Non-current assets and non-current liabilities

Non-current assets of receivables for rental deposits is a financial asset with carrying value that approximate fair value due to the change in fair value, after considering the discount rate, being immaterial. Accrued expenses and other liabilities, non-current portion is a financial liability with carrying value that approximate fair value due to the change in fair value, after considering the discount rate, being immaterial. The Group estimated fair values of non-current assets and non-current liabilities using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

Measured on non-recurring basis

The Group’s non-financial assets, such as long-term investments, intangible assets and goodwill would be measured at fair value only if they were determined to be impaired.

Intangible assets and Goodwill

The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs used such as historical financial information and assumptions about future growth rates and discount rates, which require significant judgment and company-specific information.

Long-term investments

As of December 31, 2014 and 2015, the Group had US$23,784 and US$391,261, respectively, long-term investments in equity securities of privately-held companies. Such investments are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3). An impairment charge of US$949 was recorded in the consolidated statements of comprehensive income/(loss) for the year then ended. No impairment charges were recorded for the years ended December 31, 2013 and 2014, respectively.

19. Income taxes

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/(loss) from its PRC operations for the years ended December 31, 2013, 2014 and 2015.

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

The EIT Law and its implementing rules also permit qualified “High and New Technology Enterprises” (“HNTE”) to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Beijing 58 and Wanglin obtained HNTE certificates in 2012 and were qualified as HNTE under the EIT Law. They enjoyed a preferential tax rate of 15% from 2012 to 2014 provided that they continue to be qualified as HNTE and have taxable income during such periods. In 2015, Beijing 58 and Wanglin renewed their HNTE certificates and are entitled to preferential tax rate of 15% from 2015 to 2017 as long as they continue to be qualified as HNTE during such periods.

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin was determined as a software enterprise in July 2014. In April 2015, Wanglin was granted a two-year EIT exemption and a 50% reduction on its taxable income for the subsequent three years effective retroactively from January 1, 2014. As a qualified software enterprise, Wanglin is entitled to two-year tax holiday in 2014 and 2015 and a three-year 50% deduction on EIT rate in the subsequent years from 2016 to 2018. Wanglin prepaid income tax of approximately US$1,194 in 2014 and received tax refund from local tax bureau in the second half of 2015.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Wanglin, Beijing 58 and 58 Technology had claimed such Super Deduction in ascertaining its tax assessable profits for the years ended December 31, 2013, 2014 and 2015, respectively. In 2015, the Group’s newly acquired subsidiaries Shanghai Ruiting and Yangguang Gudi as well as its consolidated affiliated entities Leftbrain and Shanjing Kechuang also claimed Super Deduction in ascertaining their respective tax assessable profits.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). Only a few entities including Wanglin had accumulated undistributed earnings while most of the other subsidiaries and VIEs were in accumulated loss positions as of December 31, 2015. There Group’s subsidiaries and VIEs had not declared any dividend to their respective parent companies and had determined that it had no plan to declare or pay any dividends to the parent companies out of the accumulated undistributed earnings as of December 31, 2015. Accordingly, no deferred income tax was accrued and required to be accrued as of December 31, 2015.

The provisions for income tax expenses are summarized as follows:

	For the Year ended December 31,
	2013	2014	2015
Current tax benefit/(expenses)	(4,148)	(8,147)	2,405
Deferred tax benefit	4,148	1,961	5,547
Income tax benefit/(expenses)	—	(6,186)	7,952

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Year ended December 31,
	2013	2014	2015
Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	(21.3)%	20.7%	(14.0)%
Permanent book-tax differences	(3.7)%	(9.9)%	(15.4)%
Reversal of deferred tax liabilities	—	—	2.1%
Effect of preferential tax treatment	—	(14.3)%	5.2%
Effective tax rate	0%	21.5%	2.9%

Deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2014	2015
	US$	US$
Deferred tax assets
Current:
Provision for doubtful receivables	—	916
Accrued payroll and other expenses	7,069	—
Less: valuation allowance	(7,069)	(830)
Total current deferred tax assets, net	—	86
Non-current:
Net operating loss carry forwards	4,611	20,849
Advertising expenses in excess of deduction limit	21,650	63,939
Others	45	—
Less: valuation allowance	(26,306)	(84,788)
Total non-current deferred tax assets, net	—	—
Total deferred tax assets, net	—	86
Deferred tax liabilities
Non-current:
Acquired intangible assets	—	66,238
Total non-current deferred tax liabilities	—	66,238
Total deferred tax liabilities	—	66,238

The current deferred tax assets of US$86 was included in the prepayments and other current assets of the consolidated balance sheets.

The non-current deferred tax liabilities of US$66,238 as of December 31, 2015 were mainly related to the intangible assets acquired during business acquisition in 2015 as set out in Note 4.

As of December 31, 2015, the Group had net operating loss carry forwards of US$126,314 which will expire during the period between December 31, 2016 and December 31, 2020. There is no expiration for the advertising expenses that were in excess of annual deduction limit and carried forward.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that most of these net accumulated operating losses and other deferred tax assets will not be utilized in the future except for US$86 deferred tax assets recognized as of December 31, 2015. Therefore, the Group had provided valuation allowances of US$27,457, US$33,375 and US$85,618 for the deferred tax assets as of December 31, 2013, 2014 and 2015, respectively.

Movement of valuation allowance

	For the years ended December 31,
	2013	2014	2015
	US$	US$	US$
Balance at beginning of the period	30,580	27,457	33,375
Provision	1,740	12,304	70,044
Current period reversal	(4,863)	(6,386)	(17,801)
Balance at the end of the period	27,457	33,375	85,618

The current period reversal of valuation allowance is primarily attributed to the utilization of net operating losses and deductible advertising expenses carried forward from prior years.

As of December 31, 2015, the tax years ended December 31, 2011 through 2015 of the Company’s PRC subsidiaries and the affiliated PRC entities are subjected to examination by the PRC tax authorities.

20. Preference shares

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

21. Ordinary shares

The Company was incorporated in the Cayman Islands in May 2011. The Company is authorized to issue a maximum of 5,000,000,000 shares with a par value of US$0.00001 per share, comprised of 4,912,433,396 ordinary shares and 87,566,604 Preference Shares.

On August 30, 2013, the Group's Board of Directors approved that the Group redesign the share capital and adopt a dual class ordinary share structure immediately upon the completion of IPO. Upon completion of the Group’s IPO on November 5, 2013, the Company’s shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00001. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, voting together as one class on all matters subject to a shareholders' vote. All of the outstanding ordinary shares prior to this offering were redesignated as Class B ordinary shares and all of the outstanding preference shares were automatically re-designated or converted into Class B ordinary shares on a one-for-one basis immediately upon the completion of the IPO.

As a result of the Group’s follow-on offering on April 1, 2014, the Company issued and sold 2,000,000 ADSs and the selling shareholders sold an aggregate of 4,000,000 ADSs and 900,000 additional ADSs for the overallotment at the price of US$38.00 per ADS.

On June 30, 2014, Tencent purchased 36,805,000 ordinary shares from the Company at a purchase price of US$40.00 per ADS. The Group used part of the proceeds from this transaction to repurchase an aggregate of 27,603,750 ordinary shares from existing pre-IPO shareholders at the price of US$40.00 per ADS.

On March 2, 2015, the Group completed the acquisition of 100% equity interest of Anjuke. Total consideration for this acquisition consisted of 4,839,372 newly issued ordinary shares and 248,216 fully vested RSUs of the Company and US$160,198 in cash (See Note 4(a)).

On April 17, 2015, the Company entered into an investment agreement with a subsidiary of Tencent, pursuant to which Tencent purchased 15,384,616 newly issued ordinary shares of the Company for an aggregate cash consideration of US$400,000.

On April 20, 2015, the Company applied the whole US$400,000 proceeds from Tencent, together with additional cash from the Company of US$12,237 and 34,039,136 newly issued ordinary shares of the Company, to acquire less than 50% equity interest in Ganji as mentioned in the “Transaction (i)” (See Note 4(b)(i)).

On August 6, 2015, the Company committed cash of US$406,673 and 46,505,912 newly issued ordinary shares of the Company, to several private equity funds of which 46,505,912 ordinary shares and US$272,396 cash were contributed to the funds in August 2015. These funds acquired the remaining equity interest in Ganji with Tencent (See Note 4(b)(ii)).

On December 11, 2015, the Company issued 4,267,344 Class A ordinary shares to Tencent to early repay US$125,000 principal amount and settle the accrued interest of US$7,288 of the Original Convertible Note. (See Note 15(a)).

As of December 31, 2015, 4,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares were authorized, 283,068,677 ordinary shares were issued and outstanding, of which 219,413,764 were Class A ordinary shares and 63,654,913 were Class B ordinary shares.

22. Share-based compensation

In March 2010, the Group authorized an employment- related stock incentive plan (the "2010 Plan"). The 2010 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group's shareholders' approval. According to the resolutions of the Board of Directors of the Group in April, November 2011 and January 2013, the number of ordinary shares available for issuance under the 2010 Plan was increased to 20,173,225. The majority of options granted under 2010 plan were to be vested over three or four years, one fourth (1/4) of which shall vest and become exercisable upon the first anniversary of the date of grant and the remaining shall vest monthly thereafter in 24 or 36 equal monthly installments.

The Group adopted a share incentive plan (the “2013 Plan”) on September 26, 2013. The 2013 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group's shareholders' approval. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by the Board of Directors. According to the resolutions of the Board of Directors of the Group in April and December 2015, the number of ordinary shares available for issuance under the 2013 Plan was increased to 13,686,128. The options and RSUs granted under the 2013 Plan were to be vested over 3-5 years, the majority of which shall have one fourth (1/4) vested and exercisable upon the first anniversary of the date of grant and the remaining shall vest every six months thereafter in equal installments.

As of December 31, 2015, the Group has reserved 709,241 ordinary shares available to be granted as share-based awards.

A summary of the Group’s share option activities for the years ended December 31, 2013, 2014 and 2015 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		US$	In years	US$
Outstanding as of December 31, 2012	6,965,477	1.40	8.36	7,504
Granted	3,833,000	3.07
Forfeited and expired	(520,030)	2.21
Exercised	(431,774)	1.16		7,778
Outstanding as of December 31, 2013	9,846,673	2.02	8.14	168,870
Granted	721,600	18.20
Forfeited and expired	(388,260)	4.08
Exercised	(3,391,943)	0.98		67,128
Outstanding as of December 31, 2014	6,788,070	4.14	7.75	112,925
Granted	1,638,600	20.72
Forfeited and expired	(279,626)	7.22
Exercised	(1,118,334)	3.10		27,785
Outstanding as of December 31, 2015	7,028,710	8.05	7.43	175,250
Exercisable as of December 31, 2015	3,699,502	3.04	6.34	110,765
Fully vested and expected to vest as of December 31, 2015	23,180,916

The weighted average grant date fair value of options granted for the years ended December 31, 2013, 2014 and 2015 was US$2.90, US$11.43 and US$12.05 per share, respectively.

During 2012 and 2013, some employees voluntarily left the Group and exercised their vested share options in exchange for future entitlement of the Group’s shares issuable after completion of the Group’s IPO and upon the request of these former employees. The proceeds from the exercise of these options cannot be refunded to the former employees in any event, including the Group failed to complete an IPO. Accordingly, these share options are considered to be exercised and contingently issuable upon the completion of the Group’s IPO. And the proceeds received have been included in additional paid-in capital of the Group and disclosed in the consolidated statement of changes in shareholders’ equity/deficit for the years ended December 31, 2012 and 2013, respectively. The Group completed its IPO on November 5, 2013 and the 905,325 contingently issuable shares have been issued to the former employees after the 180-day lock-up period.

There were no RSUs granted before 2014. The following table sets forth the summary of RSUs activities for the year ended December 31, 2014 and 2015:

		Weighted
		Average	Weighted
		Remaining	Average
	Number of	Contractual	Grant Date
	RSUs	Life	Fair Value
		In years	US$
Unvested as of December 31, 2013	—	—
Granted	948,600		21.10
Forfeited	(54,000)
Vested	—
Unvested as of December 31, 2014	894,600	9.62
Granted	10,369,278		25.69
Forfeited	(527,274)
Vested(1)	(4,963,116)
Unvested as of December 31, 2015	5,773,488	9.51

Note:

(1)           In March 2015, in connection with the acquisition of Anjuke, the Company issued 248,216 fully vested RSUs of the Company to former Anjuke’s employees as part of the share consideration. In August 2015, in connection with our strategic investment in Ganji, the Company issued 4,449,002 fully vested RSUs of the Company to former Ganji’s employees as part of the share consideration.

In February 2015, 58 Home, a subsidiary of the Group, adopted its 2015 Share Incentive Plan, or the 58 Home 2015 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 58 Home 2015 Plan is 20,000,000 ordinary shares of 58 Home. The 58 Home 2015 Plan permits the awards of options, restricted shares and restricted share units. Unless terminated earlier, the 58 Home 2015 Plan will terminate automatically in 2025. In connection with the Series A round of equity financing closed on November 27, 2015, the maximum aggregate number of shares which may be issued under the 58 Home 2015 Plan was increased by 2,000,000 ordinary shares of 58 Home.

A summary of the 58 Home’s share option activities for the years ended December 31, 2015 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		US$	In years	US$
Outstanding as of December 31, 2014	—
Granted	8,921,000	0.11
Forfeited	(979,000)	0.13
Outstanding as of December 31, 2015	7,942,000	0.11	8.99	22,780

In February 2015, 58 Home granted 9,100,000 RSs to selected management members of 58 Home. In April 2015, 58 Home further granted 1,880,000 RSs to a senior management member of the Company under the 58 Home 2015 Plan. All of these RSs were fully vested on the respective grant dates. Share-based compensation expense amounted to US$1,978 was recognized during the year ended December 31, 2015 with respect to the grant of the RSs. These holders of RSs are referred to as “noncontrolling interests” of 58 Home. Please see Note 5 for details.

The weighted average grant date fair value of options granted for the year ended December 31, 2015 was US$0.15 per share.

Valuation Assumptions:     The Group estimated the fair value of share options using the Binominal option-pricing model with the assistance from an independent valuation firm.

The fair value of each option grant under the 2013 Plan was estimated on the date of grant with the following assumptions:

	2013	2014	2015
Expected volatility	54.10% - 59.10%	50.80%-53.30%	48.50%-49.00%
Risk-free interest rate (per annum)	2.03% - 3.10%	3.01%-3.73%	2.67%-2.76%
Exercise multiple	2	2	2-2.8
Expected dividend yield	0.00%	0.00%	0.00%
Expected term (in years)	10	10	10
Expected forfeiture rate (post-vesting)	1.00% - 3.30%	0.30%-0.40%	0.17%-0.25%
Fair value of the underlying shares on the date of option grants (US$)	2.48 –8.50	19.26-22.95	10.93-24.85

The fair value of each option grant under the 58 Home 2015 Plan was estimated on the date of grant with the following assumptions:

2015
Expected volatility	59.40%-60.00%
Risk-free interest rate (per annum)	2.46%-2.63%
Exercise multiple	2-2.8
Expected dividend yield	0.00%
Expected term (in years)	10
Expected forfeiture rate (post-vesting)	0.25%
Fair value of the underlying shares on the date of option grants (US$)	0.10-0.27

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

For the years ended December 31, 2013, 2014 and 2015, the Group recognized share-based compensation expenses of US$2,865, US$6,173 and US$28,060, respectively for share options and RSUs granted.

As of December 31, 2015, there was a total of US$135,174 of total unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2010 and 2013 Plan. The expense is expected to be recognized over a weighted average period of 3.69 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

23. Income/(loss) per share

The following table sets forth the computation of basic and diluted net income/(loss) per share for the periods indicated:

	As of December 31,
	2013	2014	2015

Numerator:
Net income/(loss).	19,557	22,644	(262,956)
Add: Net loss attributable to noncontrolling interests	—	—	12,920
Series A-1 Preference Shares accretions	(858)	—	—
Series B Preference Shares accretions	(3,831)	—	—
Series B-1 Preference Shares accretions	(4,445)	—	—
Income allocation to participating preference shares	(1,230)	—	—
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(898)
Numerator for basic and diluted net income/(loss) per share	9,193	22,644	(250,934)
Denominator:
Weighted average number of ordinary shares used in computing net income/(loss) per share—basic	63,717,007	168,589,273	234,811,986
Weighted average number of ordinary shares used in computing net income/(loss) per share—diluted	69,159,524	174,024,997	234,811,986
Net income/(loss) per ordinary share attributable to ordinary shareholders - basic	0.14	0.13	(1.07)
Net income/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.13	0.13	(1.07)
Net income/(loss) per ADS attributable to ordinary shareholders-basic (1 ADS represents 2 ordinary shares)	0.29	0.27	(2.14)
Net income/(loss) per ADS attributable to ordinary shareholders -diluted (1 ADS represents 2 ordinary shares)	0.27	0.26	(2.14)

Basic net income/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net income/(loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Class A and Class B ordinary shares are considered the same for the purposes of EPS calculation as they have identical earnings rights and preferences. For the year ended December 31, 2013 and 2014, options to purchase ordinary shares included in the calculation of diluted net income per share totaled 4,742,442 and 5,435,724, respectively. For the year ended December31, 2015, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share totaled 7,851,775 on a weighted average basis.

Before 2013, certain employees left the Group and exercised their vested share options. Due to certain legal restrictions in China, upon the Group's initial public offering, the Group issued 905,325 contingently issuable shares related to the exercise. The contingently issuable shares have been issued to these ex-employees after the expiration of the 180-day lock-up period upon the completion of the initial public offering without any further consideration paid. For the year ended December 31, 2013, the contingently issuable shares included in the calculation of diluted net income per share were 700,075.

The proceeds from the above option exercises were US$557 in 2013, which were recorded in additional paid-in capital. The contingently issuable shares are not included in the computation of basic net income/(loss) per share as the holders do not participate in any voting and dividend rights until the shares are actually issued, but is included in the dilutive ordinary equivalent shares using if-converted method as the conditions for issuance have been satisfied.

24. Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were US$5,253, US$8,511 and US$29,834 during the years ended December 31, 2013, 2014, and 2015, respectively, and were charged to the statement of comprehensive income/(loss) when incurred.

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

 As of December 31, 2015, future minimum commitments under non-cancelable agreements were as follows:

	2016	2017	2018	2019	2020	Thereafter	Total
	US$	US$	US$	US$	US$	US$	US$
Operating lease commitments	20,047	15,176	10,437	2,477	316	602	49,055
Server custody and bandwidth fee commitments	3,240	2,026	1,182	—	—	—	6,448
Advertising commitments	150,165	—	—	—	—	—	150,165
Amended Convertible Note issued to Tencent	283,679	—	—	—	—	—	283,679
Total	457,131	17,202	11,619	2,477	316	602	489,347

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2015.

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

25. Subsequent events

In February 2016, the Group granted 152,240 RSUs to its employees under the 2013 Share Incentive Plan.

Guazi closed a new US$204,500 round of equity financing with participation from a number of globally recognized institutional investors in March 2016. The Company converted the Guazi Convertible Note into preference shares of Guazi.

The Company obtained a secured interest-bearing loan of US$275,000 from China Merchants Bank Co., Ltd. in April 2016. Pursuant to the loan repayment schedule, US$167,500 out of the US$275,000 principal amount will be repaid before December 31, 2016 and the remaining US$107,500 will be due on April 21, 2017. The Company used the proceeds from this loan to early repay the principal of the Amended Convertible Note borrowed from Tencent. The Amended Convertible Note and the accrued interest have been fully paid off in April 2016.

26. Restricted net assets

PRC laws and regulations permit payments of dividends by the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to US$171,566 and US$228,557 as of December 31, 2014 and 2015, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company's subsidiaries, the VIEs and VIEs’ subsidiaries to satisfy any obligations of the Company.

The Group performed a test on the restricted net assets of its consolidated subsidiaries, the VIEs and VIEs’ subsidiaries (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Group as of December 31, 2015.