Form 20-F
period 2016-12-31
58.com Inc.
filed 2017-05-01
CIK 1525494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016.
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 289,670,997 ordinary shares, par value US$0.00001 per share, being the sum of 240,930,737 Class A ordinary shares and 48,740,260 Class B ordinary shares as of December 31, 2016.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐

Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepare its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.   ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. Our summary data of consolidated statements of comprehensive income/(loss) and summary consolidated cash flow data presented below for the years ended December 31, 2014, 2015 and 2016 and our summary consolidated balance sheet data as of December 31, 2015 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our summary data of consolidated statements of comprehensive income/(loss), and summary consolidated cash flow data presented below for the years ended December 31, 2012 and 2013 and our summary consolidated balance sheet data as of December 31, 2012, 2013 and 2014 have been derived from our management accounting records. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2012	2013	2014	2015(1)	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Data of Consolidated Statements of Comprehensive Income/(Loss):
Revenues:
Membership	302,482	530,150	857,017	1,859,987	2,951,135	425,419
Online marketing services	179,959	361,261	768,316	2,414,906	4,363,777	629,058
E-commerce service	—	—	—	144,930	166,753	24,038
Other services	67,504	9,713	2,787	58,275	110,462	15,924
Total revenues	549,945	901,124	1,628,120	4,478,098	7,592,127	1,094,439
Cost of revenues(2)	(65,691)	(52,469)	(85,081)	(322,016)	(707,237)	(101,951)
Gross profit	484,254	848,655	1,543,039	4,156,082	6,884,890	992,488
Operating expenses(2):
Sales and marketing expenses	(482,375)	(523,216)	(1,106,689)	(4,316,217)	(4,941,380)	(712,322)
Research and development expenses	(116,544)	(155,631)	(268,336)	(760,796)	(1,107,897)	(159,708)
General and administrative expenses	(82,620)	(80,288)	(126,709)	(659,284)	(601,906)	(86,767)
Total operating expenses	(681,539)	(759,135)	(1,501,734)	(5,736,297)	(6,651,183)	(958,797)
Income/(loss) from operations	(197,285)	89,520	41,305	(1,580,215)	233,707	33,691
Net income/(loss)	(191,884)	119,918	139,433	(1,648,583)	(772,963)	(111,425)
Add: Net loss attributable to noncontrolling interests	—	—	—	80,705	4,916	709
Less:
Deemed dividend to mezzanine classified noncontrolling interests	—	—	—	(5,762)	(15,717)	(2,266)
Accretions to preference shares redemption values	(64,597)	(56,704)	—	—	—	—
Income attributable to preference shareholders	—	(7,620)	—	—	—	—
Net income/(loss) attributable to 58.com Inc.	(256,481)	55,594	139,433	(1,573,640)	(783,764)	(112,982)

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Net income/(loss)	(191,884)	119,918	139,433	(1,648,583)	(772,963)	(111,425)
Foreign currency translation adjustment, net of nil tax	245	8,745	(3,192)	(69,708)	(76,027)	(10,960)
Unrealized gain/(loss) on available-for-sale securities	—	—	(6,804)	16,919	(13,104)	(1,889)
Reclassification into investment loss, net of nil tax	—	—	—	—	2,989	431
Total comprehensive income/(loss)	(191,639)	128,663	129,437	(1,701,372)	(859,105)	(123,843)
Net income/(loss) per ordinary share attributable to ordinary shareholders – basic	(5.80)	0.87	0.83	(6.70)	(2.73)	(0.39)
Net income/(loss) per ordinary share attributable to ordinary shareholders – diluted	(5.80)	0.80	0.80	(6.70)	(2.73)	(0.39)
Net income/(loss) per ADS attributable to ordinary shareholders – basic	(11.59)	1.75	1.65	(13.40)	(5.46)	(0.79)
Net income/(loss) per ADS attributable to ordinary shareholders – diluted	(11.59)	1.61	1.60	(13.40)	(5.46)	(0.79)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	44,245,388	63,717,007	168,589,273	234,811,986	286,975,068	286,975,068
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	44,245,388	69,159,524	174,024,997	234,811,986	286,975,068	286,975,068

Notes:

(1)	For the year ended December 31, 2015, the financial statement included the results of significant business combinations and acquisitions, deconsolidation of 58 Home and Guazi, and other related significant transactions, please refer to “Item 4. Information on the Company — A. History and Development of the Company.”

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	189	227	109	760	490	71
Sales and marketing expenses	1,704	2,759	8,579	44,049	59,017	8,508
Research and development expenses	3,087	6,163	14,772	59,314	98,515	14,201
General and administrative expenses	5,568	8,573	14,473	72,482	108,553	15,648
Total	10,548	17,722	37,933	176,605	266,575	38,428

	As of December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Data of Consolidated Balance Sheets:
Cash, cash equivalents, term deposits and short-term investments	224,062	1,896,714	3,726,686	3,406,037	2,060,298	297,001
Total assets	354,853	2,032,344	4,307,360	26,380,294	25,326,006	3,650,858
Deferred revenues	181,994	335,935	583,359	1,344,563	1,845,846	266,087
Customer advances	69,394	130,284	220,182	981,429	1,236,076	178,186
Total liabilities	433,717	689,302	1,203,089	7,989,037	7,473,830	1,077,386
Total mezzanine equity	876,936	—	—	97,647	86,457	12,463
Total shareholders’ equity/(deficit)	(955,800)	1,343,042	3,104,271	18,293,610	17,765,719	2,561,009
Number of ordinary shares outstanding	44,245,388	158,876,693	176,375,211	283,068,677	289,670,997	289,670,997

	For the Year Ended December 31,
	2012	2013	2014	2015	2016
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Data of Consolidated Statements of Cash Flows:
Net cash provided by/(used in) operating activities	(29,817)	409,411	606,717	198,538	1,887,849	272,143
Cash used in purchase of property and equipment	(32,995)	(25,866)	(199,631)	(1,255,553)	(212,449)	(30,625)
Cash paid for business acquisition of Anjuke and Ganji, net of acquisition of cash	—	—	—	(4,044,962)	(1,659,973)	(239,292)
Net cash used in investing activities	(171,411)	(1,424,626)	(1,884,031)	(2,781,242)	(3,948,027)	(569,126)
Net cash provided by financing activities	1,600	1,309,245	1,584,885	4,930,710	58,631	8,452

Change in Reporting Currency and Exchange Rate Information

Starting from December 31, 2016, we changed our reporting currency from U.S. dollars to Renminbi. The change in reporting currency is to facilitate investors to evaluate our financial results as most of our business operations are conducted in the PRC. Assets and liabilities of entities with functional currencies other than Renminbi are translated into Renminbi using the exchange rate on the balance sheet date. Revenues and expenses of entities with functional currencies other than Renminbi are translated into Renminbi using the average rate prevailing during the reporting period. Prior periods’ financial information has been recasted as if we always used Renminbi as our reporting currency.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6. 9370 to US$1.00, the middle rate published by the State Administration of Foreign Exchange, or SAFE, on December 30, 2016. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 21, 2017, the middle rate published by SAFE was RMB6.8823 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2012	6.2301	6.2990	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
October	6.7735	6.7303	6.7819	6.6685
November	6.8837	6.8402	6.9195	6.7534
December	6.9430	6.9198	6.9580	6.8771
2017
January	6.8768	6.8907	6.9575	6.8360
February	6.8665	6.8694	6.8821	6.8517
March	6.8832	6.8940	6.9132	6.8687
April (through April 21, 2017)	6.8845	6.8871	6.8988	6.8778

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We may not be able to regain profitability.

We generated net income in 2014 but incurred losses in 2015 and 2016. Our loss in 2015 was attributable to increased competition and the fact that we had new initiatives such as 58 Daojia Inc., or 58 Home, a mobile-based closed-loop transactional platform for home services, and Guazi.com Inc., or Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, that were still in early stages of development. We have ceased consolidating 58 Home’s financial results in our consolidated financial statements since its completion of Series A equity financing round on November 27, 2015, and we divested Guazi on December 31, 2015. However, as we account for 58 Home as our equity investee, we share our portion of its income or loss. We may also decide to provide additional capital to support its business. Our loss in 2016 primarily resulted from our share of 58 Home’s loss.

Furthermore, cash from operating activities was positive in each year from 2014 through 2016 but decreased significantly in 2015. Meanwhile, our cash used in investing activities exceeded our cash generated from operating activities in each year from 2014 through 2016 due to our increased merger and acquisition activities and our purchase of headquarters office space.

Our future profitability may also be significantly impacted by the success of our recent and new service and product offerings, such as our new mobile applications. As competition in these new services intensifies in China, we may choose to invest heavily to gain market share, which may adversely affect our profitability. We expect that we will continue to incur marketing and sales, research and development and other expenses to launch new services and grow our user base, which may affect our profitability and operating cash flow in the future. For example, we launched a new mobile application, Zhuan Zhuan (“转转”), which targets the consumer-to-consumer used products market. We have invested, and may continue to invest, in the marketing of Zhuan Zhuan (“转转”) and our other new service and product offerings. Our results of operations will be adversely affected if our new product initiatives including Zhuan Zhuan (“转转”) fail to generate sufficient revenue to recoup our investment and expenses. Our future profitability may also be significantly impacted by our integration with Anjuke and Ganji. We have consolidated Anjuke since March 2015 and Ganji since August 2015. The Ganji and Anjuke businesses have thousands of employees and their own respective users and merchant networks. Also, to a large extent, we currently have separate teams selling separate services for the 58, Ganji and Anjuke platforms. We are keeping their brands and hope to grow the user base and enhance monetization. Failure to integrate these businesses may adversely affect our profitability. There is no assurance that we may be able to achieve anticipated revenues, earnings or cash flows with respect to our acquired businesses.

In addition, our ability to achieve or maintain profitability is affected by various factors that are beyond our control. For example, our revenues and profitability depend on the continuous development of the online marketing industry in China and local merchants’ allocation of more of their budgets to online marketing services. We cannot assure you that online marketing services will become more widely accepted in China or that merchants will increase their spending on online marketing services.

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected and we may incur net loss in the future. If we are unable to maintain positive operating cash flows, we may need to seek debt or equity financing or may cease to operate as a going concern. Further equity financings may dilute our existing shareholders.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading.

In July 2016, the State Administration for Industry and Commerce of the People's Republic of China, or SAIC, promulgated the Interim Administrative Measures for Internet Advertisements, or the Interim Measures, which became effective on September 1, 2016. The Interim Measures provide for, among other things, a more detailed definition of online advertising and the obligations and liabilities of online adverting operators and distributors. Certain parts of our business which were not specified as forms of advertising under previous regulations, such as priority listing in the yellow page business may now be deemed as online advertising business under the Interim Measures and subject to the Interim Measures and other PRC advertising laws and regulations.

The PRC advertising laws and regulations, including the Interim Measures, prohibit advertising operators and distributors from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We, as a platform for online classifieds and listings, have higher obligations with respect to the advertisements placed on our websites than to other information posted on our websites. For example, under the Interim Measures, internet advertisement shall be labeled visibly and distinguishably as “advertisement” for identification by the consumers. We are obligated to monitor the advertising content and examine the supporting documents for advertisements provided by advertisers to ensure that the content is accurate and in compliance with applicable law. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval, if required, has been obtained. We are also required to employ personnel familiar with the advertising laws to review advertisements or set up a special Internet advertisement review department. We have adopted policies and procedures and have provided training to our content review team to ensure our compliance with these new measures. However, PRC advertising laws and regulations do not provide clear guidance on the content standards. If we are found in violation of these regulations we will be subject to penalties such as fines and confiscation of advertising income. We may also be ordered to cease dissemination of the advertisements. In circumstances involving serious violations, the SAIC or its local branches has the authority to suspend the violators’ advertising business or revoke the violators' business licenses. Furthermore, we may be subject to claims by consumers misled by advertisements placed on our websites.

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

The success of our business depends on our ability to attract and retain local merchants that provide information on our online platforms to consumers and pay for our membership and online marketing services and to offer attractive products and services to our consumer users. If we are unable to grow and maintain a healthy ecosystem of local merchants, our users may find our online platforms to be less useful than expected and may not continue to use our online platforms. This in turn may affect our ability to attract new merchants and convince existing merchants to renew their paid memberships or increase their level of spending on our services. Our membership contracts have terms ranging from one month to one year. A significant portion of our paying merchant members are small and medium-sized local merchants who fail to renew their membership contracts upon expiration for a number of reasons. In particular, Ganji and Anjuke have only a low percentage of their paying merchants purchasing real time bidding services due to a lack of experience in this area prior to our acquisition. There is no assurance that we could successfully drive the increase in paying merchant members using such platforms going forward. The competitive landscape for such local merchants changes quickly and they may have only temporary or occasional recruiting or marketing needs. In addition, our efforts to provide greater incentives for our existing paying merchant members to use our online marketing services, including marketing activities to highlight the value of differentiated paying merchant members-only services, may not be successful. Our customers may terminate their memberships or other spending on our online marketing services because we no longer serve their needs or because their demands can be better fulfilled by our competitors or other service providers. Our ability to maintain or grow our membership base may also be affected by changes in China’s macro economy. For example, largely due to unfavorable housing policies, memberships in the housing vertical suffered a negative impact, resulting in a slower growth in our paying membership accounts in the fourth quarter of 2016, as compared with the previous quarters. Furthermore, we have used our own sales teams to replace third-party sales agencies in selected industry verticals and may continue to do so. As a result of this transition, we may lose paying merchants who have established relationships with the third-party agencies or who are not satisfied with the performance of our own teams. Decisions by our customers not to renew their memberships or not to use our online marketing services could reduce our revenues, as well as cause us to incur additional cost in attracting new paying merchant members and other customers. A significant increase in local merchant attrition or decrease in local merchant spending on our services would have an adverse effect on our business, financial condition and results of operations.

Strategic acquisition of businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges that may have a material adverse effect on our business, reputation, results of operations and financial condition.

Since our IPO in October 2013, we have made a number of acquisitions and investments, including several major ones. In March 2015, we acquired Anjuke, a major online real estate listing platform in China, for a combination of share consideration and cash, including 4.8 million newly issued ordinary shares of our company and US$160.2 million in cash. We also issued 0.2 million fully vested restricted share units of our company to former Anjuke employees as part of the share consideration. In April 2015, we acquired a less than 50% equity stake in Ganji, a major online local services platform in China, for a combination of share consideration and cash, including 34.0 million newly issued ordinary shares of our company and US$412.2 million in cash. Later in 2015, our company, as a limited partner, committed an aggregate of 46.5 million newly issued ordinary shares and US$406.7 million in cash to several private equity funds, of which all the ordinary shares and US$272.4 million in cash were contributed in August 2015. These funds are dedicated to investing in businesses in China and are separately managed by different investment entities as general partners which are unaffiliated with each other and unaffiliated with us. These funds, together with Tencent, acquired all the remaining equity interests in Ganji in August 2015. We also transferred an aggregate of 4.4 million fully vested restricted share units of our company and US$51.0 million in cash to former Ganji employees. As a result of the foregoing transactions, we have consolidated the financial statements of Anjuke into our financial statements since March 2015, and Ganji’s financial statements into our own since August 2015.

The addition of Anjuke has strengthened our market position in the online rental and secondary property sales markets and has allowed us to enter the primary home sales segment. The acquisition of the strategic stake in Ganji and our subsequent business cooperation and integration have allowed us to increase our market share in the job, housing, yellow page local services and used car categories and reduce marketing costs and expenses. Ganji’s integration continued to progress well as we gradually realized more synergies. However, Anjuke and Ganji are major businesses with thousands of employees in distributed locations. They also have their own respective user bases and merchant networks that might not overlap with those of 58. Their business processes and practices, system infrastructure and architecture and company values are also different from those of 58. We might experience unexpected employee turnover or loss of users and customers after our acquisition or investment. These acquisitions and investments expose us to potential risks, including risks associated with unforeseen or hidden liabilities, diversion of management attention and resources from our existing business and inability to generate sufficient revenues to offset the costs and expenses of the acquisition or investment.

Other than Anjuke and Ganji, we have made various other acquisitions and investments since our IPO in 2013. If we fail to integrate these acquired businesses or the companies in which we invested fail to grow as we expect or continue to generate losses, we may experience losses in our acquisitions and investments.

If we are presented with appropriate opportunities in the future, we may acquire or invest in additional businesses or assets that are complementary to our business. However, strategic acquisitions and the subsequent integration of new businesses and assets into our own would require significant attention from our management and could result in a diversion of resources from our existing business, which in turn could have an adverse effect on our business operations. In addition, acquisitions could result in potential dilutive issuances of equity securities, use of substantial amounts of cash, and exposure to potential ongoing financial obligations and unforeseen or hidden liabilities of the acquired businesses. The cost and duration of, and difficulties in, integrating newly acquired businesses and managing a larger overall business could also materially exceed our expectations. Moreover, we may not be able to achieve our intended strategic synergies and may record substantial impairment charges to goodwill, if we fail to successfully integrate the newly acquired businesses or manage a larger business. Our equity investees may generate significant losses, a portion of which will be shared by us in accordance with U.S. GAAP. In addition, we may incur impairment losses if the financial or operating results of those investees fail to meet the expectations. Any such negative developments could have a material adverse effect on our business, reputation, results of operations and financial condition.

We face intense competition, and if we do not compete successfully against existing and new competitors, we may lose market share and suffer losses.

We face intense competition. Our competitors in the online marketing space include other smaller multi-category online classifieds companies as well as industry or content-specific vertical websites whose information serve the same underlying industries as certain content categories of our online platforms. For example, Anjuke, our online real estate listing platform, competes with other listing platforms in the real estate industry. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily on the basis of user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities.

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

To manage our growth and expansion, and to attain and maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with our paying merchant members and customers. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to operate in new cities in China, including a number of small cities in China, where we may have difficulty in satisfying local market demands and regulatory requirements. We cannot assure you that we will be able to effectively manage our growth and expansion or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

Any damage to our reputation and brands or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our major brands include 58.com, Ganji and Anjuke. We believe that the market recognition and reputation of our brands have significantly contributed to the success of our business. Maintaining and enhancing our brands is critical to our success and ability to compete. Many factors, some of which are beyond our control, may negatively impact our brand and reputation, such as:

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

Although all of our paying merchant members and a growing number of registered users go through certain verification procedures, fraudulent transactions and sale of counterfeit or pirated, as well as faulty or defective, items through our online platforms have occurred in the past and may occur in the future. In the past, we found several counterfeit products sold through our websites primarily relating to our group buying business, which we significantly scaled back since mid-2012, and immediately stopped the sellers from selling such counterfeit products. Although we do not believe that we are responsible for the sellers’ wrongdoings, several Chinese media reported the incidents and accused us of failure to safeguard buyers’ rights on our websites. These incidents and any similar incidents or true or untrue claims of such incidents could harm our reputation, impair our ability to attract and retain users and grow our base of paying customers. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to develop our user loyalty and increase positive awareness of our websites, our results of operations may be materially and adversely affected.

In addition, any claims or negative publicity about our company, our products and services, our employees, our business practices, regardless of their veracity, could harm our brand image and in turn adversely affect our business and results of operations. We cannot assure you that we will be able to defuse negative publicity to the satisfaction of our investors, users, customers and business partners. From time to time, there have been claims or negative publicities about our company and our business practice, which adversely affected our public image and reputation during the period of such negative publicities. Intense negative publicities may divert our attention and may adversely impact our business, and we cannot assure you that our brands, public image and reputation will not be materially and adversely affected.

We have incurred significant costs on a variety of marketing efforts, including significant advertising expenses, designed to attract users, and some marketing campaigns and methods may turn out to be ineffective.

We have invested significantly in marketing to promote public awareness of online marketing services, enhance our brand recognition and drive user growth, including incurring RMB451.2 million, RMB1.8 billion and RMB2.0 billion in advertising expenses in 2014, 2015 and 2016, respectively. Such advertising expenses represented 40.8%, 42.0% and 41.3% of our total sales and marketing expenses and 27.7%, 40.5% and 26.9% of our revenues in the corresponding periods. Our marketing activities may not be well received by users and may not attract the additional traffic that we anticipated. The evolving marketing approaches and tools require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

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

Our real estate vertical is susceptible to fluctuations in China’s real estate industry, and if we are unable to continue to obtain listings from our key real estate market participants, the results of operations and financial performance of our real estate vertical could be materially and adversely affected.

We derive a significant portion of our revenues from the real estate content category, or vertical. Our 58 and Ganji platforms have mainly secondary property sales and rental listings, while our Anjuke platform has both primary and secondary property sales listings, with the Anjuke platform contributing the most to the revenues from the real estate vertical among the three platforms.

Our real estate vertical is susceptible to fluctuations in China’s real estate industry. Demand for private residential real estate in China has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political and other factors. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate market, in some cases to stimulate further development and more purchase of residential real estate units and in other cases to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their down payment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and continue to affect the conditions of China’s real estate market and cause fluctuations in real estate pricing and transaction volume. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate marketing, the results of operations and financial performance of our real estate vertical may be materially and adversely affected. Furthermore, the results of our business in the real estate vertical, such as that of Anjuke, are susceptible to seasonal fluctuations. For example, Anjuke’s revenues are expected to be lower during holidays in China, such as the traditional Chinese New Year period in the first quarter of each year, during which time there are generally fewer housing transactions than in the rest of the year.

The success of our real estate vertical depends on our ability to persuade real estate agents, brokers, developers and property owners and managers to list their properties on our 58, Anjuke and Ganji platforms. We believe having large numbers of high-quality listings from such real estate market participants attracts users to our platforms, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, our real estate listing agreements are typically non-exclusive, which we believe is generally consistent with industry practice. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or alternative means of marketing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets choose not to list their properties on our platforms, our platforms could become less attractive to users. If we experience reduced user traffic on our platforms, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, the competitive position of our real estate vertical could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

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

Our online marketing services are now accessible to users from many internet-enabled devices, and we offer versions of our services for mobile operating systems, including Android and iOS. An important element of our strategy is to continue to develop our online platforms and services for mobile devices to capture a greater share of the growing number of users that access online marketing services and other internet services through smartphones and other mobile devices. The lower resolution, functionality and memory associated with some mobile devices make the use of services through such devices more difficult and the services we develop for these devices may fail to prove compelling to users. Manufacturers or distributors may establish unique technical standards for their devices, and our services may not work or be viewable on these devices as a result. As new devices and new services are continually being released, it is difficult to predict the problems we may encounter in developing our services for use on these devices and we may need to devote significant resources to the creation, support and maintenance of such services. Devices providing access to our products and services are not manufactured and sold by us, and we cannot assure you that the companies who manufacture or sell these devices would always ensure that their devices perform reliably and are maximally compatible with our systems. Any faulty connection between these devices and our products and services may result in consumer dissatisfaction with us, which could damage our brand and have a material and adverse effect on our financial results. Furthermore, new online marketing services may emerge which are specifically created to function on mobile platforms, as compared to our online marketing services that were originally designed to be accessed through personal computers (“PCs”), and such new services may operate more effectively through mobile devices than our own. If we are unable to attract and retain a substantial number of mobile device users to our services, or if we are slower than our competitors in developing attractive services that are adapted for such devices, we may fail to capture a significant share of an increasingly important portion of the market for our services or lose existing users, either of which may have a material adverse effect on our business, financial condition and results of operations.

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

We depend in part on various internet companies to direct traffic to our websites. Our ability to maintain the number of visitors directed to our websites is not entirely within our control. Our competitors’ search engine optimization efforts may result in their websites receiving a higher search result page ranking than ours, or internet companies could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If internet companies modify their search algorithms in ways that are detrimental to our user growth or in ways that make it harder for our users to find our websites, or if our competitors’ search engine optimization efforts are more successful than ours, our overall growth in user traffic could slow down or decrease, and we could lose existing users. Our websites have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our websites would harm our business and results of operations.

Our business depends substantially on the continuing efforts of our executive officers and key employees, and our business may be severely disrupted if we lose their services.

We currently depend on the continued services and performance of the key members of our management team, in particular Mr. Jinbo Yao, our chairman and chief executive officer. Mr. Yao is one of our founders and his leadership has played an integral role in our growth. Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their service, we might not be able to replace them in a timely manner, or at all, and our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose users, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a confidentiality and non-competition agreement with us. However, if any dispute arises between our executive officers and key employees, on one hand, and us on the other, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with the PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Furthermore, the legal requirements on acquisitions by us and our PRC subsidiaries are different from acquisitions by our consolidated affiliated entities. Most importantly, if we or our PRC subsidiaries acquire any domestic companies in China, such acquisition will be subject to PRC laws and regulations on foreign investment. We and our PRC subsidiaries are restricted or prohibited from directly acquiring interests in companies in certain industries under PRC laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Value-Added Telecommunication Services.” Our consolidated affiliated entities are not subject to PRC laws and regulations on foreign investment and may acquire PRC companies operating in industries where foreign investments are restricted or prohibited. However, there are uncertainties with respect to the interpretation and application of PRC laws and regulations regarding indirect foreign investments in such industries. See “— Risks Related to Our Corporate Structure and Restrictions on Our Industry — Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our websites.”

On December 31, 2015, we sold our controlling ownership stake in Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, to Mr. Mark Haoyong Yang, the former co-chairman of our board of directors and our former co-chief executive officer, for cash consideration of US$50.0 million. We concurrently used the proceeds to invest in a US$50 million non-interest bearing convertible note issued by Guazi and converted the convertible note into series B preference shares of Guazi in March 2016. In June 2016, we sold all of our interests in Mighty Talent Limited, or Mayi, a China-based short-term and vacation rental platform that was owned by Ganji, to Tujia.com Inc., or Tujia, in return for equity interests in Tujia. Concurrently with the sale of Mayi, we also acquired additional equity interests in Tujia. As a result of these transactions, we hold less than 5% of equity interests in Tujia.

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

The proper functioning of our platforms is essential to the conduct of our business. Specifically, the satisfactory performance, reliability and availability of our websites and mobile applications, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain users and provide adequate services. Our revenues depend on the user traffic on our websites and the volume of activities that traffic creates.

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

These and other events in the past occasionally led to and may in the future lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm our systems that result in the unavailability of our websites and mobile applications or reduced performance would reduce the attractiveness of the services offered on our online platforms. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users may be damaged and our users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the PRC internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our websites. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, partners and others to protect our proprietary rights. As of March 31, 2017, we had registered 37 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 848 trademarks in China, excluding those relating to 58 Home. As the registrant of the trademarks, Beijing 58 Information Technology Co., Ltd., or Beijing 58, has an exclusive right to use such trademarks in China for the goods or services under the trademark categories that it has registered. Beijing 58 also enjoys the exclusive right to use the domain names that it has registered. However, trademarks may also be invalidated, circumvented or challenged. For example, under PRC law, certain graphics may not be registered as a trademark and if a registered trademark is found to violate such prohibition, the relevant authority can invalidate the trademark; third parties may challenge such registered trademarks and apply to the authority for invalidation. In addition, if a registered trademark is identical or similar to a well-known trademark or prejudices the existing right obtained by others, it may be invalidated by the relevant authority upon request by the right holder. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

From time to time, third parties have misappropriated our data through website scraping, robots or other means and aggregated this data on their websites. In addition, “copycat” websites have misappropriated data on our websites and attempted to imitate our brand or the functionality of our websites. When we have become aware of such websites, we have taken measures to halt such conduct. However, we may not be able to detect all such websites in a timely manner and the measures we take may be insufficient to stop their conduct. In those cases, our available remedies may not be adequate to protect us against such websites. Regardless of whether we can successfully enforce our rights against these websites, any measures that we may take could require us to expend significant financial or other resources.

We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair competition against our competitors. As we face increasing competition and sometimes have to take defensive measures in response to competitive pressure and as litigation become more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement and unfair competition claims. Intellectual property and unfair competition claims and litigation may be expensive and time-consuming to investigate and defend, and may divert resources and management attention from the operation of our business. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to be made to our websites to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We utilize software that selectively identifies classified information listings on other websites in certain content categories for which our certification procedure is not required and replicates such listings on our websites. These replicated listings are not given individualized registered user accounts and are not counted as listings for purposes of calculating the listings per day posted by our users as disclosed in this annual report. If an original poster wants to delete a replicated listing on our websites, the poster can either use our online self-help functions or contact our customer service online to delete the listing. We do not explicitly indicate the replicated listings on our websites, although we notify our users of the replicated nature of the listings upon inquiry. We believe this is a widespread practice in our industry in China. However, the practice may be deemed to be in violation of the PRC Anti-Unfair Competition Law. If other market participants bring legal claims against us for conducting unfair competition, we may be held liable by the court and be required to pay damages to the plaintiffs equal to the losses suffered by the market participants as a result of the unfair competition practices or, if it is difficult to calculate the losses, equal to the aggregate profits earned through the unfair competition practices and the reasonable expenses incurred by the plaintiffs to investigate the unfair competition practices. We have never generated revenue from replicated listings. In addition, if the replicated listings are protected under copyright law, the practice of replicating listings may be deemed to be copyright infringement. In such case, we may be required to cease the act of infringement, eliminate any influence caused, apologize to and pay damages to the copyright owners and be subject to penalties including confiscation of illegal gains and imposition of fines by the relevant governmental authorities. In addition, we have from time to time been the subject of critical media coverage due to this practice, which could harm our reputation and business.

We may be held liable to third parties for information or content displayed on, retrieved from or linked to our websites, or distributed to website users, which could harm our reputation and business.

Our online marketing services enable users to exchange local business or service information, generate content, market products and services, conduct business and engage in various other online activities. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted on our websites, generated by our users, or delivered or shared hypertext links to third-party websites, or video or image services, if appropriate licenses and/or third-party consents have not been obtained. Third-parties may also seek to assert claims against us alleging unfair competition or violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources.

We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright or personal rights infringement. In such cases, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our websites. Pursuant to the user agreement, a user makes certain representations and warranties relating to the user generated content on our websites. See “Item 4. Information on the Company — B. Business Overview — Content Management and Monitoring.” However, we have been and in the future may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our websites. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to the enforcement mechanism of PRC legal system, which may not be effective. Our data security team also screens our websites to eliminate content that we believe may infringe copyrights. Although our internal policy, terms of our user agreements and the screening system are designed to help limit the occurrences and impact of infringing activities, they may not be effective in eliminating such occurrences or dissemination of infringing materials on our websites.

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

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries and consolidated affiliated entities are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without the users’ consent. We apply strict management and protection to any information provided by users, and under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People’s Congress and the MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of information of users. In November 2016, the Standing Committee of the PRC National People’s Congress promulgated the PRC Cyber Security Law, which, among others, prohibits network operators from collecting personal information irrelevant to their services. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with merchants or others may adversely affect our ability to share certain data with merchants, which may limit certain methods of targeted marketing. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our websites. A significant reduction in user traffic could lead to lower revenues from paying users, which could have a material adverse effect on our business, financial condition and results of operations.

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

Spammers and malicious applications may make our services less user-friendly and discourage users from using our websites or services.

Spammers may use our websites and services to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make usage of our websites and services more time-consuming and less user-friendly. As a result, our users may use our services less or stop using them altogether. As part of fraudulent spamming activities, spammers typically create multiple user accounts, such as accounts being set-up for the purposes of sending spam messages. Although we have technologies and employees that attempt to identify and delete accounts created for spamming purposes, we are not able to eliminate all spam messages from being sent on our websites.

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

As of December 31, 2016, we had cash and cash equivalents, term deposits and short-term investments totaling RMB2.1 billion. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities and continuing to gain support from outside sources of financing. We can adjust the pace of our operation expansion and control our operating expenses. Although we believe that we have sufficient funds to meet our working capital requirements and debt obligations in the ordinary course of business for the next twelve months from the date of this annual report, we may require additional cash resources due to changed business conditions or other future developments, including to make any investments or acquisitions we may decide to pursue or to pay down loans from financial institutions. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. For example, in June 2014 and April 2015, we issued 36.8 million ordinary shares at the equivalent of US$20.00 per ordinary share and 15.4 million ordinary shares at the equivalent of US$26.00 per ordinary share, respectively, to a holding vehicle of Tencent Holdings Limited, or Tencent. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

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

We have undertaken certain remedial measures to improve our internal control over financial reporting and disclosure controls to address the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016 after the remediation. For details on these initiatives, please see “Item 15. Controls and Procedures —Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2015.”

However, if we fail to maintain effective internal control over financial reporting in the future, our management may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. In addition, the process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that satisfies our reporting obligations. Our failure to discover and address any other material weaknesses or deficiencies may result in inaccuracies in our financial statements or delay in the preparation of our financial statements. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Ineffective internal control over financial reporting could also expose us to increased risk of fraud or misappropriations of corporate assets and subject us to potential delisting from the stock exchange on which our ADSs are listed, regulatory investigations or civil or criminal sanctions.

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

We adopted an employee stock option plan in 2010, or the 2010 Plan, and a share incentive plan in 2013, or the 2013 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2010 Plan, we are permitted to issue options to purchase up to 20,173,225 ordinary shares. Under the 2013 Plan, we are authorized to grant options, restricted shares, restricted share units or other awards to purchase up to 22,277,223 ordinary shares, consisting of 15,277,223 Class A ordinary shares and 7,000,000 Class B ordinary shares, including the automatic increase of 4,345,065 ordinary shares at the beginning of 2017 pursuant to the evergreen provision of the 2013 Plan. As of March 31, 2017, restricted share units to receive and options to purchase an aggregate of 9,336,174 ordinary shares were issued and outstanding under the 2013 Plan, and options to purchase an aggregate of 3,277,610 ordinary shares were issued and outstanding under the 2010 Plan. 58 Home, our significant investee accounted for under equity method, adopted a share incentive plan in 2015 and granted options and restricted shares under that plan to certain employees of 58 Home and our company. See “Item 6. Directors, Senior Management and Employees — B. Compensation.” We have granted and may grant substantial additional share-based awards in connection with our acquisition of or investment in Ganji and other companies. As a result of these grants and potential future grants, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of share-based compensation expenses is based on the fair value of the share-based awards. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statement of comprehensive income/(loss) in accordance with U.S. GAAP. The expenses associated with share-based compensation will increase our net loss or decrease our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

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

In September 2014, we entered into an agreement to purchase 44,915 square meters of office space in Chaoyang District, Beijing, which is used as our company’s new corporate headquarters. All of the space had been put in use for occupancy as of December 31, 2016. We have purchased a smaller office space in Tianjin as well. However, outside of Beijing and Tianjin, all of our offices in the other 53 cities and data centers were presently located on leased premises as of December 31, 2016. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. We compete with other businesses for premises with certain characteristics or in desirable locations and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

Risks Related to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our websites.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services. The State Council amended the Provisions on Administration of Foreign Invested Telecommunications Enterprises in February 2016. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity providing value-added telecommunication services. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain business operating licenses for internet content provision to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an internet content provision license, or ICP license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. Due to a lack of interpretation from MIIT, it is unclear what impact the MIIT Circular will have on us or the other PRC internet companies that have adopted the same or similar corporate and contractual structures as ours. Beijing 58 and certain other consolidated affiliated entities of us hold ICP licenses, and own all domain names used in our value-added telecommunications businesses. Beijing 58 and certain other consolidated affiliated entities of us are also the owners of all registered trademarks used in our value-added telecommunications businesses and are the applicants of all our applications for registration of trademarks used for our value-added telecommunications businesses.

We are a Cayman Islands company and our PRC subsidiary, Wanglin, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Wanglin, Beijing 58 and Beijing 58’s shareholders. As a result of these contractual arrangements, we exert control over our Beijing 58 and its subsidiaries and consolidate their financial results in our financial statements under U.S. GAAP. In August 2015, 58 Home, through its PRC subsidiary, Beijing 58 Daojia Information Technology Co., Ltd., or Beijing 58 Home, entered into contractual arrangements with Tianjin 58 Daojia Life Services Co., Ltd., or Tianjin 58 Home, which had previously been an indirect subsidiary of Beijing 58, and the shareholders of Tianjin 58 Home. As a result of these contractual arrangements, 58 Home exert control over Tianjin 58 Home. In addition, Ganji operates online multi-content category classified advertising platforms in China through its PRC subsidiaries and consolidated affiliated entities, including Beijing Shanjing Kechuang Network Technology Co., Ltd., or Shanjing Kechuang. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements.”

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

Accordingly, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated affiliated entities, shutting down our servers or blocking our websites, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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

Because of PRC restrictions and qualification requirements on foreign ownership of value-added telecommunications services in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, to conduct our business. These contractual arrangements are intended to provide us with control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our websites and using the domain names and trademarks for which they have exclusive right to use, in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational levels. Furthermore, each of our consolidated affiliated entities’ company chops are held by each company’s legal or accounting department. Our ability to ensure the consolidated affiliated entities’ performance under the contractual agreements may be limited if we were unable to secure control of the company chops in the event of a dispute with the entity’s management or shareholders as many official documents require affixation of company chops to become fully effective. As a result, if our consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to maintain control, we would not be able to continue to consolidate the financial results of these entities with our financial results.

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

Mr. Jinbo Yao is the founder, chairman and chief executive officer of our company, having beneficial ownership of 10.9% of the total outstanding shares of our company as of March 31, 2017. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” He is also the sole director, an executive officer and a shareholder of Beijing 58, our consolidated affiliated entity, holding a 37.8% equity interest in the entity. In addition, Mr. Yao is the sole director and a 16.7% shareholder of Beijing Wanglintong Information Technology Co., Ltd., an entity that holds a 13.4% equity interest in Beijing 58. Mr. Yao is also an executive director and a 1.4% shareholder of Tianjin 58 Home, 58 Home’s consolidated affiliated entity. Conflicts of interest between his duties to our company, his duties to Beijing 58 or Tianjin 58 Home and his interests as a shareholder of Beijing 58 may arise. We cannot assure you that he will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in the favor of our company. Furthermore, in the context of Mr. Yao’s acting as the director and an executive officer of Beijing 58 or a director of Tianjin 58 Home, PRC law would not require him to consider our company’s best interests. We rely on Mr. Yao to abide by the laws of China, which provide that directors and executive officers owe a duty of loyalty and duty of care to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of Cayman Islands, which provide that directors owe a duty of care and duty of loyalty to the company. The respective legal framework of China and the Cayman Islands does not provide guidance in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated affiliated entities should one arise, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. In addition, Mr. Yao could violate his non-competition or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our PRC subsidiaries and our consolidated affiliated entities were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated affiliated entities adjust their taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated affiliated entities’ tax expenses without reducing our tax expenses, and by subjecting our consolidated affiliated entities to late payment fees and other penalties for underpayment of taxes.

We may be adversely affected by the complexity, uncertainties and changes in China’s regulation of internet business and companies.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. See “Item 4. Information on the Company — B. Business Overview — Regulation.” These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Our consolidated affiliated entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the ICP license, the Surveying and Mapping Qualification Certificate for internet mapping, the Employment Agency License and the Internet Culture Business Permit.

Pursuant to the relevant regulations promulgated by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT, any company engaged in internet broadcasting activities must obtain an Online Audio/Video Program Transmission License issued by the SAPPRFT and operate in accordance with the scope as stipulated in such license. Since February 2008, only wholly state-owned or state-controlled enterprises are qualified to apply for new Online Audio/Video Program Transmission License. Beijing 58 Auto Technology Co., Ltd. or Beijing 58 Auto (formerly known as Beijing Leftbrain Network Technology Co., Ltd.), one of our consolidated affiliates, has not obtained an Online Audio/Video Program Transmission License and provides on its website certain audio/video programs on third party websites, which have the Online Audio/Video Program Transmission Licenses. Beijing 58 Auto was imposed fines in an aggregate amount of RMB6,000 in August 2015 and June 2016 for providing internet broadcasting activities without an Online Audio/Video Program Transmission License. Beijing 58 Auto may be subject to additional penalties and be required to change its way to provide audio/video programs if the local authorities still consider the existing way that Beijing 58 Auto provides the audio/video programs to be an internet broadcasting activity.

In addition, we provide live online reality shows on our websites. Pursuant to the amended Interim Administrative Provisions on Internet Culture promulgated by the Ministry of Culture in February 2011, or the Interim Administrative Provision, any company engaged in the commercial internet cultural activities such as production, reproduction, import, release or broadcast of Internet culture products including online performance must obtain an Internet Culture Business Permit. 58 Co., Ltd., one of our consolidated affiliates, has obtained an Internet Culture Business Permit with business scope of “operating online game products.” However, the live online reality shows provided on our websites may be deemed as online performance, and thus we may be required to apply for adding “online performance” to the business scope of the Internet Culture Business Permit that 58 Co., Ltd. has obtained. If we fail to add the “online performance” business scope, we may be required to cease providing live online reality shows on our websites and may be subject to certain penalties, including but not limited to fines.

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

Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our websites.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned websites and reputational harm. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Value-Added Telecommunication Services” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Information Security and Censorship.” We have a team within our data security department which implements internal procedures to review the content in our system for compliance with applicable laws and regulations, aided by a program designed to periodically sweep our websites and the data being conveyed in our system for sensitive keywords or questionable materials. In spite of this screening system, we may have difficulty identifying and removing all illegal content or transactions involving illegal sales of goods and services, which could expose us to the penalties described above.

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

The Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law in January 2015 aiming to, upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The draft Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. While the Ministry of Commerce solicited comments on this draft, substantial uncertainties exist with respect to its enactment timetable, interpretation and implementation. The draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of our current corporate structure, corporate governance and business operations in many aspects.

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

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to obtain necessary licenses and permits in the industries that are currently subject to foreign investment restrictions in China. See “— Risks Related to Our Corporate Structure and Restrictions on Our Industry” and “Item 4. Information on the Company — C. Organizational Structure.” Under the draft Foreign Investment Law, variable interest entities that are controlled via contractual arrangement would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors. Therefore, for any companies with a VIE structure in an industry category that is included in the “negative list” as restricted industry, the VIE structure may be deemed legitimate only if the ultimate controlling person(s) is/are of PRC nationality (either PRC government authorities and its affiliates or PRC citizens). Conversely, if the actual controlling person(s) is/are of foreign nationalities, then the variable interest entities will be treated as FIEs and any operation in the industry category on the “negative list” without market entry clearance may be considered illegal.

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

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular known as SAT Circular 82, issued in April 2009 and amended in January 2014 by the State Administration of Taxation specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited, or any of our other offshore subsidiaries meet all of the conditions above and thus we do not believe that 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries is a PRC resident enterprise, although some of the members of our management team as well as the management team of our offshore holding companies are located in China. However, if the PRC tax authorities determine that 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we and/or our offshore subsidiaries will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations.

Furthermore, although dividends paid by one PRC tax resident enterprise to an offshore incorporated PRC resident enterprise controlled by PRC enterprises or PRC enterprise groups should qualify as “tax-exempt income” under the Enterprise Income Tax Law and Bulletin 45, we cannot assure you that dividends paid by any of our PRC subsidiaries to their shareholder in Hong Kong such as China Classified Information Corporation Limited will not be subject to a PRC withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes but not controlled by PRC enterprises or PRC enterprise groups.

Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, each at a rate of 10% for foreign enterprise holders and at a rate of 20% for foreign individual holders of the ADSs or ordinary shares.

We may not be able to obtain certain benefits under relevant tax treaty on dividends paid by our PRC subsidiaries to us through China Classified Information Corporation Limited or other Hong Kong subsidiaries.

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to a Notice 112 issued by the State Administration of Taxation in January 2008 and the Arrangement between the Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise at all times within the 12-month period immediately prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement (Hong Kong) and other applicable PRC laws. Pursuant to SAT Circular 601 issued by the State Administration of Taxation in October 2009, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. “Beneficial owners” are individuals, enterprises or other organizations which are normally engaged in substantive operations. These rules also set forth certain adverse factors against the recognition of a “beneficial owner.” Specifically, they expressly exclude a “conduit company,” or any company established for the purposes of avoiding or reducing tax obligations or transferring or accumulating profits and not engaged in actual operations such as manufacturing, sales or management, from being a “beneficial owner.” Whether a non-resident company may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. In June 2012, the State Administration of Taxation further provided in an announcement that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when conducting tax filings, which will be subject to post-filing examinations by the relevant tax authorities. None of our Hong Kong subsidiaries has applied for the approval for a withholding tax rate of 5% from the local tax authority prior to SAT Circular 60, nor has any of our PRC subsidiaries applied the 5% tax rate directly to any dividend payment after the SAT Circular 60, as our PRC subsidiaries have not paid dividends to us. We plan to have our Hong Kong subsidiaries assume some managerial and administrative functions, as well as conduct other business functions in the future. Once we implement such a plan, we do not believe that any of our Hong Kong subsidiaries will be considered a conduit company as defined under SAT Circular 601. However, our Hong Kong subsidiaries as currently situated may be considered conduit companies and we cannot assure you that the relevant PRC tax authority will agree with our view when any of our PRC subsidiaries directly applies reduced withholding tax rate under the relevant tax treaty in the future. As a result, we may not be able to enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement (Hong Kong) and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to their shareholders in Hong Kong such as China Classified Information Corporation Limited.

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

We face uncertainties on the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises outside a public securities market, which means that an investor obtains or sells our shares outside a public securities market, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or taxation if our company or other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company or other non-resident enterprises in our group are transferees in such transactions, under Circular 698 and Public Notice 7. For the transfer of shares in our company by investors that are non-PRC resident enterprises outside a public securities market, our PRC subsidiaries may be requested to assist in the filing under Circular 698 and Public Notice 7. As a result, we may be required to expend valuable resources to comply with Circular 698 and Public Notice 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under Circular 698 and Public Notice 7 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under Circular 698 and Public Notice 7, our income tax costs associated with such potential sales or acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations. We have conducted acquisitions or sales in the past and may conduct additional acquisitions or sales in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation by PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

PRC regulations establish complex procedures for mergers and acquisitions, including acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006 with subsequent amendment in June 2009, which are commonly referred to as the M&A Rules. See “Item 4. Information on the Company — B. Business Overview — Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking, occurring inside or outside China, if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, due to lack of clarity under some PRC laws and regulations, it is unclear in some circumstances whether an approval is required for a merger or acquisition transaction and we cannot assure you that the PRC governmental authorities will agree with our view on whether the approval is required for transactions conducted or to be conducted by us.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company — B. Business Overview — Regulation —Regulations on Employee Stock Option Plans.” We and our PRC employees who have been granted share options and restricted shares are subject to these regulations. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our securities offering to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our securities offerings, are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from our securities offerings to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the maximum amount that such PRC subsidiary is allowed to borrow from foreign creditors under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

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

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, any loans from our Cayman Islands holding company or other offshore entities to PRC domestic company are required to be registered with local SAFE and cannot exceed the maximum amount that such company is allowed to borrow from foreign creditors under the applicable PRC laws and complete record-filling procedures with local SAFE on an item-by-item basis. In addition, loans to a PRC domestic company with a term of one year or a longer term are also subject to filings with the National Development and Reform Commission and/or its local branches. Therefore, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our securities offerings to extend loans to our consolidated affiliated entities or their subsidiaries, each of which is a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans or financial support to our consolidated affiliated entities. We currently do not plan to use the proceeds from our securities offering to fund the operations of our consolidated affiliated entities and their subsidiaries. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans or other forms of financial support to consolidated affiliated entities. We will assess the working capital requirements of our consolidated affiliated entities on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our consolidated affiliated entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this annual report, our PRC subsidiaries have not paid dividends to us. Further, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. As of March 31, 2017, the registered capital of our PRC subsidiaries Wanglin and 58 Technology was US$280 million and approximately US$107 million, respectively. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

The Enterprise Income Tax Law and its implementing rules impose a uniform statutory enterprise income tax rate of 25% on all enterprises in China. The Enterprise Income Tax Law and its implementing rules also permit qualified “high and new technology enterprises” to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. This qualification generally has a valid term of three years and the renewal of the qualification is subject to review by the relevant authorities in China. Beijing 58, one of our consolidated affiliated entities, first obtained its certificate as a “high and new technology enterprise” in May 2009 and renewed the certificate in May 2012 and again in July 2015, each time valid for a period of three years. Beijing 58 Auto, one of our consolidated affiliated entities, first obtained its certificate as a “high and new technology enterprise” in November 2013 and renewed its certificate in December 2016, each time valid for a period of three years. Wanglin, one of our PRC subsidiaries, obtained its certificate as a “high and new technology enterprise” in November 2012 and renewed its certificate in July 2015, each time valid for a period of three years. Ruiting Network Technology (Shanghai) Co., Ltd., or Shanghai Ruiting, one of our PRC subsidiaries, obtained its certificate as a “high and new technology enterprise” in December 2010 and renewed its certificate in November 2013 and again in November 2016, each time valid for a period of three years. Beijing 58, Beijing 58 Auto, Wanglin and Shanghai Ruiting are each eligible to enjoy a preferential tax rate of 15% when they have taxable income under the Enterprise Income Tax Law, as long as they maintain such qualification and obtain approval from the relevant tax authorities. Wanglin also obtained qualification as a “software enterprise” in July 2014. In April 2015, the local tax authority granted Wanglin a two-year exemption followed by a three-year 50% reduction on its taxable income under the Enterprise Income Tax Law, effective retroactively from January 1, 2014. 58 Technology, one of our PRC subsidiaries, qualified as a “software enterprise” in December 2014. In March 2016, the local tax authority granted 58 Technology a two-year exemption followed by a three-year 50% reduction on its taxable income under the Enterprise Income Tax Law, effective retroactively from January 1, 2015. If any of Beijing 58, Beijing 58 Auto, Wanglin, Shanghai Ruiting or 58 Technology fails to maintain its qualification as a “high and new technology enterprises” or a “software enterprise,” as the case may be, or if any of them fails to renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

As the functional currency for our PRC subsidiaries and consolidated affiliated entities is Renminbi, fluctuations in the exchange rate may cause us to incur foreign exchange losses on any foreign currency holdings they may have. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for repayment of our bank loans denominated in U.S. dollars, appreciation of the U.S. dollar against the Renminbi would increase our amount of repayment in Renminbi.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the Renminbi has depreciated significantly against the U.S. dollar. Since October 1, 2016, the Renminbi has joined the International Monetary Fund (IMF)’s basket of currencies that make up the Special Drawing Right (SDR), along with the U.S. dollar, the Euro, the Japanese yen and the British pound. In the fourth quarter of 2016, the Renminbi has depreciated significantly in the backdrop of a surging U.S. dollar and persistent capital outflows of China. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

Any significant appreciation or depreciation of the Renminbi may materially and adversely affect our earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. For example, to the extent that we need to convert U.S. dollars we receive from our initial public offering into Renminbi to pay our operating expenses, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, a significant depreciation of the Renminbi against the U.S. dollar may significantly reduce the U.S. dollar equivalent of our earnings, which in turn could adversely affect the price of our ADSs.

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

Companies operating in China are required to participate in social insurance and housing fund plans. We have not fully contributed to such plans as required by applicable PRC regulations. As of December 31, 2016, with regards to the outstanding contributions, including historical underpayments to such plans, we made a provision of RMB130.1 million, which is reflected in our audited financial statements included in this annual report. While we believe this provision is adequate, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on October 31, 2013, the trading price of our ADSs has ranged from US$17.00 to US$83.71 per ADS, and the last reported trading price on April 27, 2017 was US$39.37 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the United States. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of March 31, 2017, holders of our Class B ordinary shares collectively owned approximately 16.7% of our outstanding ordinary shares, representing 66.8% of our total voting power. As of March 31, 2017, our founder, chairman and chief executive officer, Mr. Jinbo Yao and Tencent beneficially owned an aggregate of 34.0% of our outstanding shares.

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

Depending upon the value of our assets, which may be determined based, in part, on the market value of our Class A ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2016 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat Beijing 58 and other consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 and other consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending December 31, 2016 and for subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for our taxable year ending December 31, 2016 or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations” ) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or Class A ordinary shares if we are or become treated as a PFIC.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, imposes various requirements on the corporate governance practices of public companies. For example, as a public company, we need to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we also incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

In June 2014, Tencent invested US$736.1 million in our company and acquired 36.8 million Class A and Class B ordinary shares, representing a 19.9% equity interest in our company on a fully-diluted basis at that time. We applied part of the proceeds from this transaction to repurchase 27.6 million ordinary shares of our company from certain pre-IPO shareholders.

In March 2015, we acquired Anjuke, a major online real estate listing platform in China, through the purchase of a 100% equity interest in Anjuke Inc., a company incorporated under the laws of the Cayman Islands, for 4.8 million newly issued Class A ordinary shares of our company and US$160.2 million in cash. We also issued 0.2 million fully vested restricted share units of our company to former Anjuke employees as part of the share consideration.

In April 2015, we acquired a less than 50% equity stake in Falcon View Technology, or Ganji, the holding company of the PRC entities operating Ganji.com, a major online local services platform in China, for 34.0 million newly issued Class A ordinary shares of our company and US$412.2 million in cash. Concurrent with this acquisition, Tencent purchased 15.4 million additional newly issued Class A ordinary shares of our company from us for US$400.0 million.

Later in 2015, our company, as a limited partner, committed an aggregate of 46.5 million newly issued ordinary shares and US$406.7 million in cash to several private equity funds, of which all the ordinary shares and US$272.4 million in cash were contributed to the funds in August 2015. These funds are dedicated to investing in businesses in China and separately managed by different investment entities, as general partners, which are unaffiliated with each other and unaffiliated with us. These funds, together with Tencent, acquired all the remaining equity interests in Ganji in August 2015. We also transferred an aggregate of 4.4 million fully vested restricted share units of our company and approximately US$51.0 million in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji. We considered that we have a controlling financial interest over the equity funds under the voting interest model, and as a result have consolidated Ganji since August 6, 2015.

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

On December 11, 2015, we issued 4.3 million Class A ordinary shares at a price of US$31.0 per share to Tencent for the early repayment of US$125.0 million principal amount of a loan from Tencent, together with accrued interest payable of US$7.3 million as of December 11, 2015.

On December 31, 2015, we divested our controlling ownership stake in Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, to Mr. Mark Haoyong Yang, co-chairman of our board of directors at the time. We had a 45.6% stake in Guazi immediately following the spin-off, and currently have approximately 34.6% stake in Guazi following their subsequent private equity financing.

On June 20, 2016, we sold all of our equity interests in Mayi, a majority-owned subsidiary that operates online consumer-to-consumer (C2C) short stay rental business for minority equity interests in Tujia, one of the leading Chinese online booking platforms for apartment rentals and home-stays. Concurrently with the sale of Mayi, we acquired additional equity interests in Tujia by paying US$10.0 million in cash and committing future services to Tujia. As a result of these transactions, we hold less than 5% equity interest in Tujia.

In April 2017, we entered into definitive agreements with Tencent, under which we agree to inject the Zhuan Zhuan app and certain used goods related listing channels from the 58 and Ganji classified platforms into a separate group of entities, or the Zhuan Zhuan Entities, and Tencent agrees to invest US$200 million in cash and additional business resources into the Zhuan Zhuan Entities for a minority equity ownership. We will continue our direct traffic and other business support to the Zhuan Zhuan Entities. The transaction was closed on April 28, 2017, and we currently own a majority of equity stake in the Zhuan Zhuan Entities.

Our principal executive offices are located at Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, the People’s Republic of China. Our telephone number at this address is +86 10 5956-5858. Our registered office in the Cayman Islands is located at the offices of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

B.	Business Overview

Our business is comprised principally of our online classifieds and listing platforms. Our online classifieds and listings platforms enable local merchants and consumers to connect, share information and conduct business in China. These platforms mainly include 58, Ganji and Anjuke. 58 and Ganji are online multi-content category-classified advertising platforms, while Anjuke is an online real estate listing platform.

In addition, 58 Home, our significant investee accounted for under equity method, operates a mobile-based closed-loop transactional platform for home services, which directly connects consumers and individual service providers for local services such as domestic services, ad-hoc delivery services and platform services provided at home.

Our Classifieds and Listing Platforms

Our classifieds and listing platforms contain local information for over 500 cities or towns across diverse content categories, including jobs, real estate, used goods, automotive and yellow pages. Users can browse and search for free local information that they need. Users, including both consumers and merchants, can also post content for free. The content includes job resumes, real estate rental and sales listings, and used vehicles and used goods for sale, among others.

To improve user experience, our teams design and provide templates to users to make listings easier to post and more informative and relevant. We conduct automatic and manual screening using proprietary technology and processes to improve the information quality on our online platforms. Our information quality teams leverage our years of experience and continue to strengthen processes to certify local merchants offline, detect spam, and collect and respond to user feedback online.

On our online classifieds and listing platforms, merchants can post content to attract potential customer leads for free. For paying merchants we provide subscription-based membership services to improve the effectiveness of lead generation. For further enhanced marketing effectiveness, merchants can purchase various additional online marketing services such as real-time bidding and priority listing. Merchants can pay for these services online, including through their smart phones.

We have field direct sales teams in 45 cities in China. In approximately 360 other cities or towns where we do not have field direct sales teams, we work with sales agencies to market locally. Our field direct sales and sales agency teams educate local merchants about online marketing and how the subscription-based membership services on our classifieds and listing platforms can help them do better business. We also have centralized customer service teams, who maintain regular contact with our customers and help with renewing membership subscription and upselling various online marketing services to optimize marketing effectiveness for our paying customers.

In 2016, approximately 78.1% of our total detail page views were on mobile applications. Our business model is highly compatible with mobile internet. We believe user experience of browsing or listing information on our mobile applications is better than on PC applications overall, given the smart phone features such as location based services and more convenient photo shooting and communication tools. The enhanced mobile user experience also significantly increases user engagement.

We also have other category-specific consumer-facing platforms we acquired or developed in-house that are relatively smaller than the 58, Ganji and Anjuke platforms in terms of user traffic or revenue generation. For instance, Zhuan Zhuan (“转转”) is an online used goods trading platform that mainly focuses on C2C used goods transactions. ChinaHR is an online recruitment platform that mainly focuses on white collar jobs. Jia Xiao Yi Dian Tong (“驾校一点通”) is an online platform for drivers' license examination preparation and other related services. 58che (“58车”) is a platform that mainly focuses on new car information.

Other than the above mentioned consumer-facing platforms, we also have some category-specific merchant mobile applications, such as Zhao Cai Mao (“招才猫”) for small business owners or HR professionals, Mobile Agent (“移动经纪人”) for real estate agents and Che Shang Tong (“车商通”) for used car dealers. These merchant tools enable merchants to manage content, interact with consumers, conduct and track online marketing or hiring activities including purchasing online marketing services better than they could on PC or through the 58, Ganji and Anjuke platforms. These merchant applications not only enhance user experience and engagement through better connections between consumers and merchants, but also help our platforms accumulate a huge amount of user behavior data, with which our platforms can more proactively help match the supply and demand using big data and targeted marketing. The return of investment (ROI) in online marketing can also become clearer, which provides the platforms with additional options to develop an additional performance based revenue model. These mobile applications were developed as value-added features or extensions of our products and services primarily aimed to attract more users to our platforms and increase user engagement.

58 Home

The home services industry in China is a massive but fragmented industry. China has over one hundred cities with a population of a million or more. These cities create a strong demand for home services such as home cleaning, cooking, laundry, automotive maintenance and cleaning, tutoring, healthcare and ad-hoc delivery services. On the supply side, China has a sufficient labor pool to provide these services. These service providers typically form small or micro-scale businesses or attach themselves to middleman agency companies. These businesses are generally small and local, and do not have strong brand names. As a result, Chinese consumers generally have difficulty in searching for these service providers, let alone those who can provide high-quality and consistent services.

In the second half of 2014, 58 Home launched its first mobile application. The search, reservation, payment, rating and review of home services can be done on the mobile application. 58 Home finds and certifies individual service providers and trains them to use the merchant version of the mobile application. There are no middleman agency companies on 58 Home. Consumers can select individual service providers or leave the selection of the service providers to the system, which recommends service providers based on location, availability and other criteria specified by the consumers. Other than online efforts, 58 Home also conducts regular training for services providers in an effort to raise the quality of their services, which is a key aspect of user experience. 58 Home also has customer service call center teams that collect customer feedback to enhance our operations. Currently 58 Home focuses on the core categories of domestic services, ad-hoc delivery services and platform services provided at home or merchant locations. 58 Home also partners with third-party companies that provide home services in a single vertical category in order to widen the content categories on 58 Home. The 58 Home applications facilitate the matching of supply and demand for local services and help raise the quality of these services provided in China. Currently, there are over 60 cities in China where most of 58 Home services are available. 58 Home is still in an early stage and 58 Home plans to roll out services to more cities and categories in 2017.

Our Revenue Model

We generate revenues primarily from memberships and online marketing services. A membership is a basic service package mainly consisting of merchant certification, display of an online storefront on our platforms, preferential listing benefits such as daily priority listings, higher quota for daily listings, as well as access to our dedicated customer service support team and online account management system. Our online marketing services include listing services, such as real-time bidding, other bidding services and priority listing, as well as marketing services through collaboration with third-party internet companies in China. Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a daily or a cost per click (CPC) basis. Merchants can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying merchant members’ listings.

Our revenues were RMB1.6 billion, RMB4.5 billion and RMB7.6 billion in 2014, 2015 and 2016, respectively. We had net income of RMB139.4 million in 2014 and incurred net loss of RMB1.6 billion and RMB773.0 million in 2015 and 2016, respectively.

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

Key features of the main content categories are summarized as follows:

•	Jobs. Jobs currently covers a wide range of job categories such as sales people, skilled workers, food and beverage staff, delivery staff, and homecare and cleaning staff. Our 58 and Ganji platforms have largely mid- to lower-level income job listings and resumes. Job applicants can prepare a resume online. Employers can search and review resumes on our database. In addition, this content category contains other tools that enable employers to manage, organize and streamline the recruitment and hiring process.

•	Real estate. Real estate is sorted into sub-groups of residential leasing, secondary and primary property sales, office space, retail space and industrial real estate leasing. Our 58 and Ganji platforms have mainly rental and secondary property sales listings, while our Anjuke platform has mainly secondary and primary property sales listings. Listings are uploaded by either real estate agents or individual consumers. We further facilitate users’ decision making by providing property pricing indices, generated from our listing database, and other relevant content and tools for different areas and property categories. Our PC and mobile applications enable real estate agents to conveniently upload new listings, manage their listings, communicate with consumers and monitor marketing effectiveness.

•	Used goods. Used goods covers a wide selection of used consumer products such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, books, artwork, sporting goods and musical instruments. Listings are uploaded by either used goods buy-sell merchants or individual consumers. In addition to the exchange of information, we also facilitate online transactions through Zhuan Zhuan (“转转”), an internally-developed used goods mobile application or through our main 58 mobile application.

•	Automotive. Automotive includes listings of used and new cars, car leasing, driving school services, automotive repairs and maintenance services, and other car-related services. Listings are uploaded by either used car dealers or individual consumers. The platforms also contain automotive manufacturers’ brand advertising for their new and used car businesses. For selected vehicles, we also provide vehicle inspection information as well as financial services, mostly through qualified third-party partners, in an effort to better facilitate the automotive transaction. We also have mobile applications that help users to prepare for driving license examinations, find driving tutors or access other information or services needed by car owners.

•	Yellow pages local services. This business directory covers a variety of general yellow page local services, which include homecare, business services, renovation, education and training, vehicle rental, franchise licensing services, wedding and filming, and travel services. In some relevant sub-content categories, we facilitate commerce by providing online user reviews, reservations, and transaction and payment tools. These functionalities further enhance user engagement and bring a higher level of convenience to users.

Our Websites and Mobile Applications

Our Websites

Our key websites include www.58.com, www.ganji.com and www.anjuke.com. Website layouts are designed to ensure a smooth user experience. Users are typically brought to one of the over 500 city or town websites, or they can manually select the city they are interested in. Within each city website, listings are grouped by content categories and subcategories. Users can further select a specific neighborhood within the city, leading users to information that is only relevant to the selected neighborhood. In each content category, we provide customized parameters to allow users to further filter their search queries.

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

Our Mobile Applications

In 2016, approximately 78.1% of our total detail page views were on mobile applications. Our listing-based content is easily accessible through our different mobile applications. We mainly offer three types of mobile applications: downloadable applications developed for Android and iOS platforms, browser-adapted applications for users accessing our websites through their smartphone browsers and tailor-made mobile applications for merchants.

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

In the case of 58 Home (the home services app) or Zhuan Zhuan (“转转”, our used goods app), mobile payment technology has made closed-loop services, from searching to paying for services, not only possible but convenient.

The 58 Home mobile applications, launched in the second half of 2014, currently contain content categories such as domestic services, ad-hoc delivery services and platform services. These mobile applications focus on services that generally require service providers to go to the consumer’s home to render the services. Users can easily book services through the application after identifying the services they need, the location and the expected timing. Users can use a system recommended service provider or select service providers through browsing the available service providers and reading their rating and reviews from other consumers on the app. When the services are rendered, users can pay online or with cash in person. They can also pay a lump sum to become members, which entitles them to better discounts for booking future services from the platform.

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

The Zhuan Zhuan (“转转”) mobile application, which we launched in the fourth quarter of 2015, allows users to search and trade used goods such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, books, artwork, sporting goods and musical instruments. It is very easy to upload used goods information using mobile features such as picture-taking and video-shooting. Payment solution for Zhuan Zhuan (“转转”) is supported by WeChat payment, which is a convenient and secure payment method. Funds transferred through online payment will not be released to the sellers until the buyers confirm receipt. Users can opt to transact offline face-to-face as well. The use of WeChat account log-on and exclusive WeChat friends relations data has given the platform an extra level of security and social interest. To further increase user engagement, we continue to innovate on the mobile functions and operational design of the application. We encourage users to form interest groups online and share experiences and tips of certain types of goods. We collaborate with some nation-wide suppliers that provide moving, repairs, installation and de-installation services to facilitate transactions of goods that will require such services. For some specific product categories, such as iPhones, we have hired a team that specializes in iPhone authentication and maintenance. Given the increasing knowledge of the marketplace we also recommend price ranges for iPhones. These services have greatly reduced the information asymmetry and lack of trust among users and contributed to the rapidly growing transaction volumes on the platform in 2016.

The Zhao Cai Mao (“招才猫”) mobile application, which we launched in July 2015, is a merchant tool that helps to move the hiring process online, particularly for small businesses. This application allows employers to upload description of their business, post jobs and search for and chat with potential job seekers. Smart phones’ location-based services can help identify job seekers that are more geographically suitable for the open positions. Smart phones’ chat function provides a convenient alternative to phone calls with respect to prospective job search communication. Job seekers on 58 or Ganji jobs category can initiate chat communication, and via an integrated backend system, messages will be pushed to Zhao Cai Mao, for employers to review and respond. Employers can also initiate a chat on Zhao Cai Mao and job seekers can see that and respond on 58 and Ganji applications. Employers can also delegate the hiring responsibility to those within the organization that need to directly communicate with job seekers on the application. They can archive their past communications and resumes of the job seekers, schedule or even conduct interviews on Zhao Cai Mao application. These features make the hiring process more efficient and help employers recruit on the go. While all these hiring actions are carried out on the platform now as opposed to offline in the past, we are accumulating an increasing amount of data and information about user behavior, background and preferences of the employers and job seekers. This not only helps us better control the quality of the information, and streamline the process by providing necessary support when needed, but also enables the platform to become more intelligent in better matching employers and job applications leveraging big data capability. From a business perspective, while we continue to explore these innovative services, we can increasingly diversify our revenue model to more performance-based services rather than marketing services. Revenues generated from these new business models were minimal as of December 31, 2016.

Functionalities of Our Platforms

All users can use our platforms to:

•	Browse and search. Users can browse and search our large database of listings to retrieve specific listings relevant to their needs for free and without the need of registering an account with us. Users are able to obtain search results based on keyword searches as well as recommended results based on the algorithm of the platform.

•	Post listings. Users who register with us enjoy the basic services of listing information on our online platforms for free as well as other additional benefits. A registered user can choose to go through our certification process by providing personal identification information, a mobile phone number and an email address for an individual, or business license and contact information for an enterprise. Listings by a registered user that has passed the merchant certification process will be identified with a trust rating score on our online platforms.

•	Communicate. Other than traditional phone communication, most of our websites and mobile applications offer instant messaging tools enabling users to maintain a “friends list” and communicate online. In addition to the instant messaging tools, our mobile site and mobile applications contain a direct dial feature which allows users to call or send text messages to phone numbers displayed on the listings with one simple touch. Some features are designed specifically for merchants, such as instant notification when users visit their listings, which promotes real-time interaction between merchants and consumers, and recommending users to merchants based on our system’s intelligent matching capability after analyzing a merchant’s listing content and a user’s viewing and communication history.

•	Make reservation and purchase. In addition to providing a local information directory, our online platforms also facilitate online reservations and transactions between consumers and local merchants or among consumers. For example, users can book domestic services, ad-hoc delivery services and platform services on 58 Home or buy and sell used goods on Zhuan Zhuan (“转转”). We partner with well-known third parties to provide mobile payment interfaces and escrow payment ability.

•	Review and report. Users can post reviews on listings on our platforms, which provides transparency on merchant credibility. Reviews and ratings are most common in 58 Home and Zhuan Zhuan (“转转”) used goods categories. Consumers can also easily report fraud if they come across suspicious content.

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

The following table sets forth the number of subscription-based paying membership accounts for the periods indicated:

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2014	2014	2014	2014	2015	2015	2015	2015	2016	2016	2016	2016
	(in thousands)
Subscription-based Paying Membership Accounts	441.0	510.3	560.1	604.5	797.6	990.0	1,682.0	1,754.8	1,817.8	1,974.0	2,067.2	2,069.7

 Note: We define subscription-based paying membership accounts as the registered accounts through which our users have purchased our membership subscriptions. The number of paying membership accounts in a given period represents the paying merchant members whose membership subscriptions are in their service period at any point during such given period.

Since the first quarter of 2015, the number of subscription-based paying membership accounts has included that from the 58 and Anjuke platforms, and since the third quarter of 2015, the number of subscription-based paying membership accounts has included that from the 58, Ganji and Anjuke platforms.

Our membership services package includes the following services:

•	Certification services. We require merchant certification for local merchants who intend to become our paying merchant members. We require membership applicants to provide us with copies of their business licenses and we check the authenticity of details included in the business licenses against those available in third-party databases, such as the publicly available database of the local administration of industry and commerce. We have also developed various other certification processes and requirements that are specific to different content categories based on our years of experience. Each member that has passed the merchant certification process will be identified as a certified merchant on our platforms.

•	Online storefront. Paying merchant members can set up online storefronts by utilizing standard website templates that we have developed in-house and that can be customized for different service sectors. A member may include a brief company profile containing the member’s contact information and a virtual showroom of the member’s products and services. The online storefront also includes online reservation, transaction and payment functions.

•	Preferential listing benefits. Paying merchant members’ listings and online storefronts have priority placement in the listings and search results over those of our non-member registered users. In addition, paying merchant members can designate time intervals throughout a day to refresh their listings up to a pre-set number of times a day without additional fees. Other benefits include higher daily quotas to upload listings, higher discounts to purchase other online marketing services, dedicated telephone numbers through which users can contact merchants for customer services and statistical reports to track marketing effectiveness and participation opportunity in our marketing events.

•	Customer service. We provide our paying merchant members with a dedicated and experienced customer support team that attends to their inquiries, assists them with setting up their online storefronts, and follows up with them to help optimize their listings and marketing effectiveness. In addition to general customer service, we also provide industry specific online marketing know-how to help merchants maximize their market effectiveness.

•	Account management system. We have developed a comprehensive account management system which serves as a one-stop shop for our paying merchant members. Our account management system allows paying merchant members to conduct various activities, including managing listings, tracking and evaluating the marketing effectiveness of listings, managing business operations, and purchasing our online marketing services, via a user-friendly interface. Our account management interface is tailored in design and functions for the varying needs and requirements of our paying merchant members in different sectors. Increasingly we have put more resources in developing mobile merchant applications to better leverage mobile features and enhance user engagement. These applications mainly include Zhao Cai Mao (“招才猫”) for small business owners or HR professionals, Mobile Agent (“移动经纪人”) for real estate agents, and Che Shang Tong (“车商通”) for used car dealers. In addition to enabling listings with increased relevance of information through location-based services, the mobile applications also allow merchants to communicate in real time with users. These tools are also available for non-paying merchants, but they are only able to access certain limited functions.

Membership revenues from customers are mostly collected by our field sales teams, while customers can also opt to request and subscribe to memberships through our online interface.

Online Marketing Services

Our online marketing services primarily include listing services, such as real-time bidding and priority listing, display advertising and online marketing services through collaboration with third-party internet companies in China. All of our 58, Ganji and Anjuke platforms offer some forms of online marketing services. 58’s and Ganji’s online marketing services are mainly listing services that customers purchase to enhance the exposure of their listings. Anjuke’s marketing services relate to both listing services for secondary real estate properties and advertising services for primary real estate properties. On average, approximately 54.1% of our quarterly paying membership accounts purchased our online marketing services in 2016.

Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a cost per click basis, also known as CPC. We have developed a user-friendly bidding system through which merchants can create text- and graphic-based descriptions for their listings and bid on the placements of their listings. We set minimum bidding prices which are based on metrics such as traffic and number of clicks generated by precedent placements. We launched our real-time bidding services, mainly for daily listings, in selected categories and locations in the first quarter of 2013. We upgraded the daily bidding systems to a CPC basis for major categories in first quarter of 2015. In 2016, in some categories, instead of a dynamic bidding pricing system, the platform sets fixed CPC price that is subject to regular reviews and adjustment. We made decisions as to which bidding systems to use based on our experience and knowhow about each specific content category. The bidding services enable merchants to market their services to broader and more precise consumer populations. We generate much higher revenues than we otherwise could with the same amount of listing space by attracting more customers and monetize the traffic to their market value.

Merchants can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying merchant members’ listings. Merchants can purchase listing placements of varying durations from several hours to several days to several weeks.

We provide display advertisement mainly for primary real estate developers on our Anjuke platform. The customers use these services to enhance their brand recognition and attract consumer attention to the primary real estate projects that are on the market. They can be text-or graphic-based displays for varying time periods ranging from several days to several months.

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

Technology

We have made significant investments in different technologies to ensure superior user experience and information quality. We have built strong capabilities in real-time search, anti-fraud protection and information quality assurance, large-scale systems and scalable infrastructure, account management and real-time bidding technology, mobile technologies, and big data. We have taken over and integrated systems and technologies in our newly acquired and consolidated internet businesses such as Ganji and Anjuke. As of December 31, 2016, we had a team of 3,332 highly skilled product development personnel and engineers with expertise in a broad range of technical areas.

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

Mobile Technologies

Page views from mobile applications represented 78.1% of total detail page views in 2016. We use native web development capabilities to ensure our applications can be upgraded rapidly and third-party applications can be integrated.

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

We encourage users and merchants to further increase their credibility by going through our merchant certification procedure, which is mandatory for our subscription-based paying merchant members. The increased quality of our merchant network increases the quality of information on our platforms. In addition, we have rolled out a consumer protection program, which contains various measures to help improve information credibility and promote safer online transactions.

We continue to work with other internet companies to share knowledge and practices with respect to information quality management as well as whitelists and blacklists in this area.

Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our online platforms. In the user agreement, the user makes certain representations and warranties, including, among other things, that (1) all information submitted for registration purposes and all user-generated content are true, (2) none of the user-generated content infringes on third-party rights or properties, (3) the user-generated content is in compliance with relevant PRC laws and regulations, (4) the user alone is responsible for any losses, injuries, liabilities or expenses arising from or caused by the user-generated content, and (5) the user will not hold us liable for any losses arising from intellectual property right infringement by using our online platforms. However, we may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our online platforms. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to enforcement mechanisms of the PRC legal system which may not be effective. See “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our websites, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.”

Sales and Customer Service

Sales

Our field direct sales force provides us with direct access to local merchants and helps us better understand local needs. They help to certify our paying merchant members in person, organize focused workshops or seminars with interested merchants to promote basic concepts of online marketing, promote our services and develop paying merchant members.

As of December 31, 2016, we established branches in 35 major cities and maintained field direct sales teams and sales support teams consisting of 16,437 employees. The coverage of field direct sales teams varies slightly by content category managed by our different business units. This includes our teams from Ganji and Anjuke in addition to our 58 field sales teams and support teams. Our field direct sales teams have directly contributed to the revenue growth of our subscription-based membership services. They also lay the foundation for our online marketing services growth by selling packages that combine subscription-based packages and virtual currencies which customers can later use to purchase various forms of online marketing services.

The compensation package for our sales teams includes fixed basic salaries and commissions based on the revenues or collection they achieve. We provide regular in-house and external education and training, internally developed customer relationship management, call center and other business intelligence systems to our field sales and sales management teams to help them keep up-to-date on new products and services of our company and increase their efficiency in developing new subscription-based paying merchants.

Through 2016, in order to improve the sales efficiency, we have made several changes in how we sell different 58, Ganji and Anjuke subscription-based membership services. The strategy varies by content category which is managed by our different business units. In yellow pages and used goods categories, we have merged the membership products for 58 and Ganji and therefore we have merged the field direct sales teams and replaced some Ganji sales agencies teams with field direct sales teams. In housing category, to a large extent, we have separate teams selling separate services for our 58, Ganji and Anjuke platforms and also replaced some 58 and Ganji sales agencies teams with field direct sales teams. In jobs category, we did not change the geographic coverage between sales agencies and field direct sales teams. Overall our field direct sales teams cover 45 cities. In cities other than those cities where we have field direct sales teams, we utilize sales agencies to grow our business. As of December 31, 2016, we had relationships with about 400 sales agencies. We will continue to evaluate our strategies with respect to the use of field sales teams or sales agencies as well as the uses of separate sales or sales agencies to sell different brands or the same teams to sell multiple brands.

We have been developing interfaces for merchants to purchase and pay for marketing services online on 58, Ganji or Anjuke platforms or through merchant-end mobile applications such as Zhao Cai Mao (“招才猫”). As smart phone usage and mobile payment technology and awareness become more developed in China, we anticipate that the percentage of online purchase and payment of our subscription-based membership services and online marketing services will increase.

Customer Service

General user service.  We have centralized dedicated teams who are committed to address general users’ queries within 24 hours through online messages or emails. In addition, we closely monitor user feedback from various other channels, such as popular social network services platforms and promptly elevate issues internally and respond to valuable user feedback we collect.

Member service.  For our paying merchant members, we have a dedicated customer service center in Tianjin, China, which supports our paying merchant members through our paying merchant members-only toll-free phone number and other online communication channels. Our customer service team employed 1,483 customer service personnel as of December 31, 2016. Our dedicated customer service team is well trained on our membership services functionalities and online marketing services offerings. Using our internally developed customer services systems, our customer service teams analyze data on the performance of the marketing services and help paying merchant members to optimize their online marketing strategies and performance.

New Member Generation.  In some cases, we utilize our centralized customer service team to develop new paying merchant members through tele-sales activities. In the industries where local merchants are more familiar with online marketing, we find this to be more cost-effective to promote our online marketing services on the phone, as opposed to having in-person demonstrations of our service offerings. We also use our tele-sales teams to cover remote areas where it is not economical to cover through our field sales teams or sales agent network.

Marketing and Brand Promotion

We believe that there is still lots of room in China for user growth for our platforms, particularly on mobile applications, as smart phones continue to proliferate. Other than continuing enhancing user experience, which drives word-of-mouth and repeat usage, it is also critical to continue to promote our brand and attract more users through various forms of online and offline marketing. Our online marketing activities consist of paid marketing through internet navigation sites and various popular search engines in China and display advertisements. It also includes traffic acquisition on mobile browsers, mobile application stores and selected smart phone application pre-installation. Our offline marketing activities include traditional mainstream media such as television, billboard, direct mailing advertisements, public relations activities, as well as sponsored events to increase our visibility and promote our brand. Our branding efforts cover major brands, such as “58,” “Ganji” and “Anjuke.” We continue to evaluate the return on investment of various advertising channels and among our various platforms. We adjust the focus of our advertising campaign according to this evaluation and our assessment of the external market environment. Although majority of the advertising expenses are incurred to attract consumer users, we also conduct merchant related marketing events, such as seminars and workshops, where we meet with local merchants to share insights in the industries, introduce and promote our various online marketing services to deepen our relationship with the merchant network.

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. We hold 47 patents and have applied for the registration of 195 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2017, we had registered 219 computer software copyrights and 53 artwork copyrights in China, and had registered 37 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com , www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 848 trademarks, including  ,  and  , in China, excluding those relating to 58 Home.

Competition

Our competitors in the online marketing space include smaller or regional online classifieds websites as well as industry-or content-specific vertical websites, whose information serve the same underlying industries as certain content categories of our online platforms. We may also face competition from major internet companies, who may enter the online classifieds market in China. We compete primarily with our user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities. In some cases, we partner with other internet companies to provide better user experiences and achieve win-win collaborations.

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

The Telecommunications Regulations issued by the PRC State Council in September 2000 and amended subsequently are the primary regulations governing telecommunication services. The Telecommunications Regulations set out the general framework for the provision of telecommunication services by PRC companies. Under the Telecommunications Regulations, it is a requirement that telecommunications service providers procure operating licenses prior to their commencement of operations. The Telecommunications Regulations draw a distinction between “basic telecommunications services” and “value-added telecommunications services.” Information services such as content service, entertainment and online games services are classified as value-added telecommunications services.

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

Pursuant to the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000 and amended subsequently, commercial internet information services operators must obtain an ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within China. Beijing 58, our consolidated affiliated entity, obtained an ICP License issued by Beijing Administration of Telecommunication in May 2006, which was renewed in May 2011 and again in May 2016, and will expire in April 2021.

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

In light of the aforesaid restrictions, we rely on Beijing 58, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangement, please refer to “— C. Organizational Structure.” To comply with these PRC regulations, we operate our websites and value-added telecommunications services through Beijing 58. Beijing 58 holds an ICP license and owns all domain names used in our value-added telecommunications businesses. Beijing 58, together with its subsidiaries, is also the owner of all registered trademarks which are used in our value-added telecommunications businesses and is the applicant of all registered trademark applications we are currently making.

Regulations on Advertising Services

According to relevant laws and regulations, companies that engage in advertising activities must obtain a business license from the SAIC or its local branches which specifically include operating an advertising business within its business scope. Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Where internet information service providers know or should know that illegal advertisements are distributed using their services, they should prevent such advertisements from being distributed.

The Interim Measures, also sets forth certain compliance requirements for online advertising businesses. For example, paid search results must be indicated as an advertisement and distinguished from natural search results. Advertising operators and distributors of internet advertisement must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the content of the advertisements against supporting documents before publishing. If the content of advertisements are inconsistent with the supporting documentation, or the supporting documentation is incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services.

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the SAIC or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties. We have adopted policies and procedures and have provided training to our content review team to ensure our compliance with these laws and regulations.

Regulations on Mobile Internet Applications

In August, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions. Pursuant to the Mobile Application Administrative Provisions, mobile internet applications refer to application software that run on smart mobile devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet application providers refer to the owners or operators of mobile internet applications.

Pursuant to the Mobile Application Administrative Provisions, an internet application provider must verify a user’s mobile phone number and other identity information following the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s smart mobile device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent to such functions and application programs. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspending the release, withdrawing the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.

In December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Smart Mobile Terminals, or the Pre-Installed Application Interim Measures, to enhance the administration of mobile applications. The Pre-Installed Application Interim Measures require, among others, that mobile phone manufacturers and internet information service providers ensure that a mobile application, together with its ancillary resource files, configuration files and user data, can be uninstalled by a user on a convenient basis, unless it is a basic function, which supports the normal functioning of hardware and operating system of a smart mobile device. The Pre-Installed Application Interim Measures will come into effect on July 1, 2017.

We are subject to these measures as we provide listing-based information services through different mobile applications such as 58 Home, and we have adopted policies and measures regarding the collection, verification, use, storage, transmission and security of user’s information to comply with the relevant laws and regulations.

Regulations on Information Security and Censorship

The PRC government regulates and restricts internet content in China to protect state security and ensure the legality of the internet content. The Standing Committee of the National People’s Congress, the PRC national legislative body, enacted a law in December 2000, as subsequently amended, among other things, makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. Pursuant to the Administrative Measures on Internet Information Services and other applicable laws, internet content providers and internet publishers are prohibited from posting or displaying over the internet content which violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Internet service providers are required to monitor their websites, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their websites. The PRC government may shut down the websites of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the MIIT has published regulations that subject ICP operators to potential liability for content displayed on their websites and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing.

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

In December 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their websites with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Decision on Strengthening Network Information Protection issued by the Standing Committee of the PRC National People’s Congress in December 2012, ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities. In July 2013, the MIIT promulgated the Regulation on Protection of Personal Information of Telecommunication and Internet Users to provide for more detailed rules in this respect. In November, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which will become effective on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

The Standing Committee of the National People’s Congress promulgated Anti-Terrorism Law in December, 2015, which took effect on January 1, 2016. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers must, among others, (i) provide technical support and assistance to the relevant government authorities in preventing and investigating terrorist activities, (ii) implement network security and information monitoring systems and take safety and prevention measures to prevent the dissemination of terrorism information, delete the terrorism information, immediately stop its dissemination, and keep record and report to the relevant government authorities once the terrorism information is discovered, and (iii) examine the identity of customers before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

As Beijing 58 is an ICP operator, it is subject to the laws and regulations relating to information security. To comply with these laws and regulations, it has completed the mandatory security filing procedures with the local public security authorities, regularly update their information security and content-filtering systems with newly issued content restrictions, and maintains records of users’ information as required by the relevant laws and regulations. Beijing 58 has also taken measures to delete or remove links to content that to its knowledge contains information violating PRC laws and regulations. The majority of the content posted on our online platforms is first screened by our filtering systems. Content containing prohibited words or images is then manually screened by employees who are dedicated to screening and monitoring content published on our online platforms and removing prohibited content. Furthermore, Beijing 58 has adopted and maintained system controls, protocols and policies that are designed to ensure its compliance with the requirements of the new Cyber Security Law. We believe that with these measures in place, no prohibited content under PRC information security laws and regulations should have been publicly disseminated through our online platforms in the past. However, there is significant amount of content posted on our online platforms by our users on a daily basis. If any prohibited content is publicly disseminated in the future and we become aware of it, we will report it to the relevant government authority. We believe these measures taken by us are generally in compliance with the relevant laws and regulations.

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

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provide that information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss as well as conducting a self-examination of their protection of personal information at least once a year. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. In accordance with the Cyber Security Law, network operators must not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator delete or correct the relevant collected personal information.

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

Regulations on Internet Information Search Service

In June 2016, the State Internet Information Office promulgated the Administrative Provisions on Internet Information Search Services, or the Search Services Administrative Provisions, which took effect on August 1, 2016. Pursuant to the Search Services Administrative Provisions, internet information search service refers to the service whereby users can search for information that is collected from the internet and processed by computer technology. The Search Services Administrative Provisions require that an internet information search service provider must not publish any information or contents prohibited by law in the form of links, abstracts, snapshots, associative words, related search or recommendations or otherwise. If an internet information search service provider identifies any search results that contain any information, website or application that is prohibited by law, it must stop displaying the search results, and record and report it to the relevant governmental authority. In addition, an internet information search service provider is prohibited from seeking illegitimate interest by means of unauthorized disconnection of links, or provision of search results containing false information. If an internet information search service provider engages in paid search services, it must examine and verify the qualifications of its customers of the paid search services, specify the maximum percentage of search results as paid search results on a webpage, clearly distinguish paid search results from natural search results, and notably identify the paid search information item by item. We may be found as an internet information search service provider. We have adopted policies and have maintained procedures designed to ensure the compliance of our operation with these regulations. For example, we monitor the content in our search results and remove any questionable search listings.

Regulations on Software Products

The State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, exclusive licensing contract registration and transfer contract registration. Although registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of March 31, 2017, we had registered 219 computer software copyrights in China, excluding those relating to 58 Home.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such another party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. As of March 31, 2017, we had registered 848 trademarks in China, excluding those relating to 58 Home.

Regulations on Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of twenty years in the case of an invention and a term of ten years in the case of utility models and designs. As of March 31, 2017, we held 47 patents and had applied for the registration of 195 other patents, all of which are in the process of examination by the State Intellectual Property Office.

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

The principal regulations governing distribution of dividends of foreign-invested enterprises include the Foreign-Invested Enterprise Law and the Implementation Rules of the Foreign-invested Enterprise Law, as amended from time to time. Pursuant to these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Beijing 58 and Beijing 58 Auto, our consolidated affiliated entities, and Wanglin and Shanghai Ruiting, our PRC subsidiaries, renewed their “high and new technology enterprise” certificates in 2015 and 2016, respectively, and will be eligible for a preferential tax rate of 15% when they have taxable income under the Enterprise Income Tax Law, as long as they maintain the “high and new technology enterprise” status.

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax rate reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin was determined to be a qualified software enterprise in July 2014 and was granted a two-year exemption followed by a 50% reduction on its taxable income under the Enterprise Income Tax Law for the subsequent three years, effective retroactively from January 1, 2014. Therefore, Wanglin is entitled to an exemption in 2014 and 2015 and a 50% tax rate deduction from 2016 to 2018 as long as it is able to pass the annual assessment for software enterprise qualification for each of the respective years. 58 Technology, one of our PRC subsidiaries, also qualified as a software enterprise in March 2016 and was granted a two-year exemption followed by a 50% reduction on its taxable income under the Enterprise Income Tax Law for the subsequent three years, effective retroactively from January 1, 2015. Therefore, 58 Technology is entitled to an exemption in 2015 and 2016 and a 50% tax rate deduction from 2017 to 2019 for so long as it maintains this qualification.

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

We have entered into employment agreements with all of our full-time employees. We have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2016, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB130.1 million. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

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

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

*	We have omitted from this diagram other consolidated entities of 58.com Inc. that, in the aggregate, would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X as of December 31, 2016.

(1)	Jinbo Yao, Lianqing Zhang, Jianbo Su and Beijing Wanglintong Information Technology Co., Ltd. hold 37.8%, 39.8%, 9.0% and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao and Jianbo Su are shareholders of our company. Lianqing Zhang is not affiliated to us. Jinbo Yao is the sole director and holds a 16.7% equity interest in Beijing Wanglintong which is jointly owned by Jinbo Yao, Xiaohua Chen, holding 15.92% equity interest, Jiandong Zhuang, holding 15.8% equity interest, and five other individuals who are employees or ex-employees of our company. Beijing Wanglintong, a PRC domestic company, does not have any business operations or assets other than its equity interest in Beijing 58. The registered business scope of Beijing Wanglintong includes technology promotional services, software development and computer technology training.

(2)	Falcon View Technology, or Ganji, is the holding company of the PRC entities operating Ganji.com, a major online local services platform in China. In April 2015, we acquired a less than 50% equity stake in Ganji. Later in 2015, our company, as a limited partner, contributed newly issued Class A ordinary shares and cash to several private equity funds that are dedicated to investing in businesses in China. These funds are managed by investment entities unaffiliated with each other and unaffiliated with us. These funds, together with Tencent, acquired all the remaining equity interest in Ganji in August 2015. Since August 2015, we have consolidated the financial results of Ganji in our consolidated financial statements. See “Item 4. Information on the Company — A. History and Development of the Company.”

(3)	58 Co., Ltd., Mark Haoyong Yang, one Ganji employee and one 58 employee hold 49.00%, 0.31%, 30.69% and 20.00% equity interests in Shanjing Kechuang, respectively. Mark Haoyong Yang is our former co-chairman of board of directors and former co-chief executive officer, and he currently serves as chairman and chief executive officer of Guazi.

(4)	58 Daojia Inc., or 58 Home, is the holding company of the PRC entities that operate 58 Home business. On November 27, 2015, 58 Home completed a Series A equity funding round, with participation from Alibaba Group Holding Limited, global investment firm KKR, and Ping An Group. Following the closing of the Series A financing of 58 Home, 58.com Inc. holds 87.9% of the total outstanding ordinary shares of 58 Home and 61.7% of the total outstanding shares of 58 Home on an as-converted basis. As certain rights provided to the non-controlling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015.

(5)	58 Co., Ltd., Jinbo Yao and Xiaohua Chen hold 94.1%, 1.4% and 4.5% equity interest in Tianjin 58 Home, respectively. Jinbo Yao is our chairman and chief executive officer, and Xiaohua Chen is our chief strategic officer and the chief executive officer of 58 Home.

(6)	The other shareholders of Beijing 58 Auto Technology Co., Ltd. include its chief executive officer and certain third party investors, who hold 15.0% and 25.5% of equity interests in this company, respectively.

Our Contractual Arrangements

Prior to 2012, we conducted substantially all of our business operations through Beijing 58. Since 2012, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries, Wanglin and 58 Technology, to address risks related to the contractual arrangements discussed above and under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure and Restrictions on Our Industry.” Currently, we primarily use Wanglin and 58 Technology, rather than Beijing 58, to provide services to our customers, and we have transferred a significant portion of our personnel, including substantially all of our administrative and product development personnel, from Beijing 58 to Wanglin and 58 Technology. As of December 31, 2015, a majority of our assets were held by Wanglin, 58 Technology and Shanghai Ruiting. Wanglin, 58 Technology and Shanghai Ruiting collectively generated a majority of our revenues in 2015 and we currently expect that they will continue to generate a majority of our revenues going forward. We further expect Beijing 58’s business to be limited primarily to services that are legally required to be conducted through a PRC domestic entity.

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

Exclusive Business Cooperation Agreement.  Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In 2016, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately RMB41.3 million.

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

Exclusive Business Cooperation Agreement. The terms and arrangements of the exclusive business cooperation agreement between Yangguang Gudi and Shanjing Kechuang are substantially similar to those under the Beijing 58 Agreements. In 2016, Yangguang Gudi did not collect any service fee payments from Shanjing Kechuang.

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

58 Home’s Contractual Arrangements with Tianjin 58 Home

58 Home has through Beijing 58 Home entered into contractual arrangements with Tianjin 58 Home and its shareholders described below, which we refer to as the Tianjin 58 Home Agreements. Through the Tianjin 58 Home Agreements, Beijing 58 Home exercises control over the operations of Tianjin 58 Home and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Beijing 58 Home and Tianjin 58 Home, Beijing 58 Home agrees to provide certain technical and business support and related consulting services to Tianjin 58 Home in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin 58 Home is prohibited from declaring and paying any dividends without Beijing 58 Home’s prior consent and Beijing 58 Home enjoys an irrevocable and exclusive option to purchase Tianjin 58 Home shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Beijing 58 Home to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, 58 Home can obtain all of the income and the residual interests of Tianjin 58 Home, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Tianjin 58 Home from its existing shareholders. As a result of the contractual arrangements, 58 Home consolidates the financial results of Tianjin 58 Home in accordance with U.S. GAAP. In July 2016, one shareholder and also employee of Tianjin 58 Home left Tianjin 58 Home and transferred his equity interest in Tianjin 58 Home to 58 Co., Ltd. As a result, Beijing 58 Home amended its contractual arrangements with Tianjin 58 Home to reflect the change in shareholding of Tianjin 58 Home. Beijing 58 Home continues to maintain the following contractual arrangements with Tianjin 58 Home.

Exclusive Business Cooperation Agreement. The terms and arrangements of the exclusive business cooperation agreement between Tianjin 58 Home and Beijing 58 Home under the Tianjin 58 Home Agreements are substantially similar to those under the Beijing 58 Agreements, except that Tianjin 58 Home agrees to pay a monthly service fee to Beijing 58 Home in an amount determined by both parties after taking into account factors similar to those provided under the Beijing 58 Agreements. Beijing 58 Home did not collect any service fee payments from Tianjin 58 Home in 2016.

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

Our principal headquarter offices are located on 44,915 square meters of our purchased office space at Building 105 and Building 101, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing, China. In September 2014, we entered into an agreement with Beijing Electronics Zone Investment and Development Co., Ltd. to purchase 44,915 square meters of office space in Chaoyang District, Beijing, for RMB1.0 billion, to accommodate our business expansion and increase in headcount. Building 105 and Building 101 were ready for occupancy in October 2015 and August 2016, respectively. We purchased a smaller office space located in Tianjin with 29,823 square meters in 2015 and it was ready for occupancy in 2016. We also lease an additional 41,178 square meters office spaces in other locations in Beijing and Tianjin, China, excluding the office spaces for 58 Home. We maintain leased offices in 53 additional cities in China totaling 108,649 square meters, excluding those for 58 Home. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. The leases typically have terms of one to eight years, some of which are due to expire during 2017 or 2018.

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

58 Home, a subsidiary that operates a mobile-based closed-loop transactional platform for home services, was de-consolidated from our consolidated financial results following its series A financing on November 27, 2015. After the de-consolidation, we treat 58 Home as an equity investee. Guazi, a subsidiary that operates our consumer-to-consumer (C2C) used car trading platform, was de-consolidated on December 31, 2015. As our investment in Guazi was accounted for using cost method, we did not recognize a proportionate share of the reported earnings or losses of Guazi for the years ended December 31, 2015 and 2016.

Our revenues are mainly generated from subscription-based merchant memberships and online marketing services on our online classifieds and listing platforms. The number of average quarterly paying membership accounts on our 58 platform was approximately 529,000 in 2014. As a result of consolidation of Anjuke and Ganji, the number of our average quarterly paying membership accounts on our 58, Ganji and Anjuke platforms increased significantly to approximately 1,306,000 in 2015 and 1,982,000 in 2016. We continue to make progress in upselling additional online marketing services, such as real time bidding services, to our merchant members.

The significant increase in our operating expenses in 2016 was driven by the organic growth on our 58 platform as well as the consolidation of Ganji’s and Anjuke’s financial results. Following the integration of 58 and Ganji, we anticipate less sequential growth in operating expenses and bigger improvements in the operating efficiency of our sales and customer service teams as well as the efficiency of advertising spending. We expect to continue to increase our investment in research and development for innovations and enhancement of our user experience and other areas necessary for the long-term value of our company.

Our revenues increased from RMB1.6 billion in 2014 to RMB4.5 billion in 2015 and further to RMB7.6 billion in 2016. The increase was driven by the increased revenues from consolidated businesses such as Ganji and Anjuke, as well as the organic growth of the 58 platform. We had net income of RMB139.4 million in 2014 and incurred a net loss of RMB1.6 billion in 2015 and a net loss of RMB773.0 million in 2016.

How We Generate Revenues

While many of our users browse and post information on our online platforms for free, we generate revenues from the following services:

Membership

A subscription-based membership is a basic service package consisting mainly of merchant certification, display of an online storefront on our platforms, preferential listing benefits such as daily priority listings and higher quota for daily listings, and access to our dedicated customer service support team and online account management system. Merchants who subscribe to a membership with us can enjoy more services and achieve more effective marketing than non-paying merchants on our platforms. 58, Ganji and Anjuke offer subscription-based merchant membership packages that include similar types of services, although the specific details of the services, such as the quotas for daily listings and downloadable resumes, may vary from platform to platform.

We offer memberships of varying lengths across different content categories. Memberships in the yellow pages and jobs categories are primarily 12-month packages. In China, due to relatively high employee turnover among migrant workers, many businesses have ongoing hiring needs. Memberships in the real estate category are primarily one- to three-month packages due to the higher turnover of real estate agents. We acquire the majority of our paying merchant members through our field direct sales teams. In cities where we do not have field direct sales teams on the ground, we work with sales agency companies to grow our paying merchant network locally. Our centralized and dedicated tele-customer service team supports our paying merchant members during their membership to enhance the effectiveness of their marketing efforts and improve the likelihood of membership renewal. A majority of our paying merchant members are small and medium-sized local merchants. We believe that our field sales, sales agency network and customer service teams have been effective in increasing the number of our paying merchant members, retaining high-quality existing paying merchant members and increasing spending by our existing paying merchant members, all of which are important to the growth of our revenues. We have also been developing interfaces for merchants to purchase and pay for subscription-based membership services online. See “Item 4. Information on the Company — B. Business Overview — Service offerings — Memberships” for details of the number of subscription-based paying membership accounts. See “Item 4. Information on the Company — B. Business Overview — Sales and Customer Services” for details of the sales and customer service teams operation.

Most paying merchant members pay their membership fees in advance. These advance payments are made to our field sales teams, sales agency companies or through other online interfaces and are recorded as customer advances and deposits. Once a member completes the purchase of membership, we deduct that amount from the customer advances and deposits account and record it as deferred revenues. Revenues are recognized ratably over the contract period for the membership services.

Online Marketing Services

Our online marketing services primarily include listing services, such as real-time bidding and priority listing, display advertising and marketing services through collaboration with third-party internet companies in China. All of our 58, Ganji and Anjuke platforms offer some forms of online marketing services. Online marketing services of 58 and Ganji are mainly listing services that customers purchase to enhance the exposure of their listings. Anjuke’s marketing services relate to both listing services for secondary real estate properties and advertising services for primary real estate properties. On average, approximately 54.1% of our quarterly paying membership accounts purchased our online marketing services in 2016.

Merchants can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a cost per click (CPC) basis. We have developed a user-friendly bidding system, through which merchants can create text- and graphic-based descriptions for their listings and bid on placements of their listings. We set minimum bidding prices which are based on metrics such as traffic and number of clicks generated by precedent placements. We generate much higher revenues than we otherwise could with the same amount of listing space by attracting more customers and monetize the traffic to their market value.

Merchants can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying merchant members’ listings. Merchants can purchase listing placements of varying duration from several hours to several days to several weeks.

We provide display advertisement mainly for primary real estate developers on our Anjuke platform. The customers use these services to enhance their brand recognition and attract consumer attention to the primary real estate projects that are on the market. They can be text- or graphic-based displays for varying time periods ranging from several days to several months.

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

E-Commerce Services

We enter into promotional service agreements with real estate developers pursuant to which we are authorized to sell discount coupons with face value ranging from RMB2,000 to RMB100,000 to prospective home buyers. The home buyers are required to prepay the full face value of the coupon to us before they can use the coupon to purchase specified properties from the real estate developers at a discount significantly greater than the coupon value. The coupons purchased by prospective home buyers are refundable before a purchase of the specified properties prior to the expiry date of the coupon. We recognize revenues when home buyers apply the discount coupons to pay for the purchase price of the specified properties from real estate developers. Cash received in advance of the purchase of specified properties is recorded as customer advances.

Other Services

Revenues from other services are derived from various off-line services we provide. In 2014, revenues from other services were mainly derived from group buying services. We exited from the group buying services in second half 2014. In 2015, other services revenues were mainly contributed by Guazi C2C services and offline recruitment services. In 2016, other services were mainly contributed by offline recruitment services.

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

PRC

Pursuant to the Enterprise Income Tax Law, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises” will enjoy a preferential enterprise income tax rate of 15%. Beijing 58, our consolidated affiliated entity, is qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to 2017, so long as it obtains approval from the relevant tax authority and if it is profitable during the period.

Beijing 58 Auto, one of our consolidated affiliated entities, is qualified as a “high and new technology enterprise” and is eligible for preferential enterprise income tax rate of 15% from 2013 to 2018, so long as it obtains approval from the relevant tax authority and maintains the “high and new technology enterprise” status and if it is profitable during that period.

Wanglin, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” from 2012 to 2017 and obtained its “software enterprise” status in July 2014. The local tax authority granted Wanglin a two-year tax holiday effective from January 1, 2014 followed by a three-year 50% tax rate reduction from January 1, 2016 to December 31, 2018. For the year ended December 31, 2014, Wanglin had taxable income and accrued approximately RMB38.1 million income tax expense. Wanglin paid approximately RMB7.3 million in income tax in 2014 and received a RMB7.3 million refund in the second half of 2015. Wanglin incurred loss and was not required to pay income tax in 2016.

Shanghai Ruiting, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” in 2010 and is eligible for preferential enterprise income tax rate of 15% from 2010 to 2018, so long as it obtains approval from the relevant tax authority and maintains the “high and new technology enterprise” status and if it is profitable during that period.

58 Technology, one of our PRC subsidiaries, was qualified as a “software enterprise” in December 2014. In March 2016, the local tax authority granted 58 Technology a two-year exemption followed by a three-year 50% reduction on its taxable income under the Enterprise Income Tax Law, effective retroactively from January 1, 2015.

Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched a Business Tax to Value-Added Tax Transformation Pilot Program, or the VAT Pilot Program, which imposes VAT in lieu of business tax for certain “modern service industries” in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. In August 2013, the program was further expanded nationwide. With the adoption of the program, our revenues are subject to VAT. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable services provided. Therefore, we have adopted the net presentation of VAT. From May 1, 2016, the program has been further expanded to cover all industries.

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

Business Combination, Noncontrolling Interests and Mezzanine Classified Noncontrolling Interests

We account for our business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and non-controlling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

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

In a business combination achieved in stages, we re-measure the previously held equity interests in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

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

Long-lived Assets

Intangible assets acquired through business acquisitions are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Purchased intangible assets and intangible assets arising from the acquisitions of subsidiaries and VIE subsidiaries are recognized and measured at fair value upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method. Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset. Changes in these estimates and assumptions could materially impact our financial condition and results of operations.

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated on a straight-line basis over the estimated useful lives, which is generally from 30 to 50 years for buildings and 3 to 5 years for the other properties and equipment. Judgment is required to determine the estimated useful lives, including determining how long existing properties and equipment can function and when new technologies will be introduced at cost-effective price points to replace existing equipment. Changes in these estimates and assumptions could materially impact our financial condition and results of operations. Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income/(loss).

Long-term Investments

Long-term investments represent our investments in privately held companies. In accordance with ASC 323 “Investment-Equity Method and Joint Ventures”, we apply the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to those involved in an investment in an entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to an investment in that entity’s common stock.

Under the equity method, we initially record our investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate, which is included in the equity method investment on the consolidated balance sheets. We subsequently adjust the carrying amount of the investment and recognize our proportionate share of each equity investee’s net income or loss as “share of results of equity investees” in the consolidated statements of comprehensive income/(loss) after the date of acquisition. When our share of losses in the equity investee equals or exceeds our interests in the equity investee, we do not recognize further losses, unless we have incurred obligations or made payments or guarantees on behalf of the equity investee.

For long-term investments in equity securities that are not accounted for using equity method of accounting and have no readily determinable fair value, the cost method accounting is used.

We assess our long-term investments accounted for using the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, which includes current earnings trends and undiscounted cash flows, and other company-specific information, such as recent rounds of financing. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income/(loss).

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

We have adopted the gross presentation for business tax and related surcharges pursuant to ASC 605-45, “Revenue Recognition: Principal Agent Considerations.” The amount of business tax and related surcharges included in cost of revenues were RMB10.0 million, RMB23.1 million and RMB37.1 million for the years ended December 31, 2014, 2015 and 2016, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the “Modern Service Industries” includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Subsidiaries in different regions were affected at different times as the program was rolled out. All of our entities were subject to the VAT Pilot Program as of December 31, 2016. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after crediting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. Accordingly, we have adopted the net presentation of VAT.

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

Online marketing services.  Our online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple deliverables, revenues are allocated to each unit of accounting based on relative selling price of each unit of accounting according to the selling price hierarchy established by Accounting Standards Update (“ASU”) No. 2009-13. We use (a) vendor-specific objective evidence of selling price, if it exists, (b) otherwise, third-party evidence of selling price. If neither (a) nor (b) exists, we will use (c) the management’s best estimate of the selling price for that deliverable. Selling price is generally determined by vendor specific objective evidence.

E-commerce services. We enter into promotional service agreements with real estate developers pursuant to which we are authorized to sell discount coupons with face value ranging from RMB2,000 to RMB100,000 to prospective home buyers. The home buyers are required to prepay the full face value of the coupon to us before they can use the coupon to purchase specified properties from the real estate developers at a discount significantly greater than the coupon value. The coupons purchased by prospective home buyers are refundable before a purchase of the specified properties prior to the expiry date of the coupon. We recognize revenues when home buyers apply the discount coupons to pay for the purchase price of the specified properties from real estate developers. Cash received in advance of the purchase of specified properties is recorded as customer advances.

Other services. Other services mainly include offline recruitment services provided. We recognize other service revenue when the related services are rendered.

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

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive income/(loss). We did not have any interest or penalties associated with tax positions as of December 31, 2014, 2015 and 2016. As of December 31, 2014, 2015 and 2016, we did not have any significant unrecognized uncertain tax positions.

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

We also adopted a share incentive plan in September 2013. We refer to this as the 2013 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by our board of directors. In addition, in April 2015, in connection with our acquisition of a strategic stake in Ganji, we further increased such number of maximum aggregate number of shares which may be issued by an additional 7,000,000 ordinary shares, reserved for future grants. The annual general meeting of our shareholders held on December 17, 2015, further increased the maximum aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan to a total of 13,686,128 ordinary shares (consisting of 6,686,128 Class A ordinary shares and 7,000,000 Class B ordinary shares), plus any applicable annual increase beginning in 2016. In 2016 and 2017, an annual increase of 4,246,030 and 4,345,065 ordinary shares, respectively, were added to the aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan which increased the maximum aggregate number to 22,277,223.

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

A summary of the share option grants under our 2010 Plan and 2013 Plan since January 1, 2014, is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

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

A summary of the share option grants under the 58 Home 2015 Plan since January 1, 2015 to November 27, 2015, the date on which 58 Home was deconsolidated from our consolidated results of operations, is presented below.

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
February 10, 2015	2,000,000	0.010	0.170	0.176	0.166
February 10, 2015	2,671,000	0.100	0.120	0.176	0.076
February 10, 2015	1,700,000	0.170	0.110	0.176	0.006
February 10, 2015	1,400,000	0.170	0.100	0.176	0.006
April 1, 2015	1,000,000	0.170	0.270	0.200	0.030
April 30, 2015	150,000	0.170	0.250	0.200	0.030

We estimated the fair value of share options using the binominal option-pricing model with the assistance from an independent valuation firm.

The fair value of each option grant under the 2013 Plan is estimated on the date of grant with the following assumptions:

	Feb. 27, 2014	May 14, 2014	June 25, 2014	Nov. 3, 2014	Feb. 27, Apr. 13, and May 22, 2015	Aug. 24, 2015
Expected volatility(1)	53.3%	52.8%	52.5%	50.8%	49.0%	48.5%
Risk-free interest rate (per annum)(2)	3.730%	3.170%	3.200%	3.010%	2.760%	2.670%
Exercise multiple(3)	2	2	2	2	2 or 2.8	2 or 2.8
Expected dividend yield(4)	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
Expected term (in years)(5)	10	10	10	10	10	10
Expected forfeiture rate (post-vesting)(6)	0.4%	0.4%	0.4%	0.3%	0.25%	0.17%

The fair value of each option grant under the 58 Home 2015 Plan before its deconsolidation was estimated on the date of grant with the following assumptions:

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

	Number of RSUs Granted	Fair Value per Ordinary Share as of the Grant Date	Type/Methodology of Valuation
		US$
February 27, 2014	59,400	21.000	Contemporaneous/ Stock Price (1)
May 14, 2014	113,800	19.260	Contemporaneous/ Stock Price (1)
June 25, 2014	383,000	22.950	Contemporaneous/ Stock Price (1)
November 3, 2014	392,400	19.840	Contemporaneous/ Stock Price (1)
February 27, 2015	392,308	20.840	Contemporaneous/ Stock Price (1)
April 13, 2015	432,000	25.415	Contemporaneous/ Stock Price (1)
May 22, 2015	143,986	39.555	Contemporaneous/ Stock Price (1)
August 6, 2015	1,050,578	28.570	Contemporaneous/ Stock Price (1)
August 24, 2015	3,427,590	21.400	Contemporaneous/ Stock Price (1)
November 23, 2015	225,598	26.530	Contemporaneous/ Stock Price (1)
February 22, 2016	152,240	28.065	Contemporaneous/ Stock Price (1)
May 18, 2016	468,926	25.080	Contemporaneous/ Stock Price (1)
September 21, 2016	2,394,600	24.680	Contemporaneous/ Stock Price (1)
October 1, 2016	482,356	23.830	Contemporaneous/ Stock Price (1)
November 9, 2016	99,600	20.100	Contemporaneous/ Stock Price (1)

Note:

(1)	The fair values of restricted share units are based on stock price of our company on grant dates.

In March 2015, in connection with our acquisition of Anjuke, we issued 248,216 fully vested RSUs of our company to former Anjuke employees as part of the share consideration. In August 2015, in connection with our strategic investment in Ganji, we issued approximately 4,449,002 fully vested RSUs of our company to former Ganji employees as part of the share consideration.

In February 2017, our board of directors approved the grant of 1.3 million restricted share units to employees of our company under the 2013 Plan.

Restricted shares of 58 Home

In February 2015, 58 Home granted 9,100,000 restricted shares to selected management members of 58 Home. In April 2015, 58 Home further granted 1,880,000 restricted shares to an executive officer of our company. All these restricted shares were granted under the 58 Home 2015 Plan and were fully vested on the respective grant dates. The foregoing disclosure of awards by 58 Home under its 2015 Plan only relates to the period prior to November 27, 2015, when 58 Home was deconsolidated from our consolidated financial results.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition”. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral results in the new revenue standards’ being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. We will apply the new revenue standard under the modified retrospective approach, effective January 1, 2018. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. We are currently in the process of analyzing revenue recognition in accordance with the new revenue standard to determine the impact on our consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. We are currently evaluating the impacts the adoption of this updates will have on its consolidated financial statements as current deferred tax assets were approximately RMB609,000 and non-current deferred tax liabilities were RMB373.8 million as of December 31, 2016.

In January 2016, the FASB issued ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. We are in the process of evaluating the impacts the adoption of this updates will have on our consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standards for lease accounting. For operating leases, ASU No. 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet with terms of more than twelve months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently assessing the potential effects the adoption of this update may have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718),” which intends to improve the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; and (c) classification on the statement of cash flows; (d) accounting for forfeitures of share-based payments. This standard will be effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. We are currently assessing the potential effects the adoption of this update may have on our consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326),” which requires entities to measure all expected credit losses for financial assets held at the reporting date. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under other-than-temporary impairment model. the For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. We are currently evaluating the impact that the adoption of this update will have on our consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments,” which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. We are currently evaluating the impact that the adoption of this update will have on our consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. We are currently evaluating the impact the adoption of this update will have on our consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed as follows: 1. For transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance; 2. For transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The standard should be applied prospectively on or after the effective date. We will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating the impact the adoption of this update will have on our consolidated financial statements.

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

We have consolidated Anjuke since March 2015 and Ganji since August 2015.

58 Home, a subsidiary that operates a mobile-based transactional platform for home services, was de-consolidated from our consolidated financial results following its series A financing on November 27, 2015. Since then, we pick up 58 Home’s losses in the investment income and loss line based on our ordinary share ownership percentage. Guazi, a subsidiary that operates our C2C used car trading platform, was de-consolidated on December 31, 2015. As our investment in Guazi was accounted for using cost method, we did not recognize a proportionate share of the reported earnings or losses of Guazi for the years ended December 31, 2015 and 2016. Prior to the dates when these businesses were de-consolidated, their financial results were part of our consolidated financial results.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	1,628,120	4,478,098	7,592,127	1,094,439
Cost of revenues(1)	(85,081)	(322,016)	(707,237)	(101,951)
Gross profit	1,543,039	4,156,082	6,884,890	992,488
Operating expenses(1):
Sales and marketing expenses	(1,106,689)	(4,316,217)	(4,941,380)	(712,322)
Research and development expenses	(268,336)	(760,796)	(1,107,897)	(159,708)
General and administrative expenses	(126,709)	(659,284)	(601,906)	(86,767)
Total operating expenses	(1,501,734)	(5,736,297)	(6,651,183)	(958,797)
Income/(loss) from operations	41,305	(1,580,215)	233,707	33,691
Other income/(expenses), net	136,216	(117,154)	(1,057,650)	(152,465)
Income/(loss) before tax	177,521	(1,697,369)	(823,943)	(118,774)
Income taxes benefits/(expenses)	(38,088)	48,786	50,980	7,349
Net income/(loss)	139,433	(1,648,583)	(772,963)	(111,425)

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	109	760	490	71
Sales and marketing expenses	8,579	44,049	59,017	8,508
Research and development expenses	14,772	59,314	98,515	14,201
General and administrative expenses	14,473	72,482	108,553	15,648
Total	37,933	176,605	266,575	38,428

The following table sets forth the results of operations for the periods indicated, as percentages of revenues.

	For the Year Ended December 31,
	2014	2015	2016
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	(5.2)	(7.2)	(9.3)
Gross profit	94.8	92.8	90.7

Operating expenses:
Sales and marketing expenses	(68.0)	(96.4)	(65.1)
Research and development expenses	(16.5)	(17.0)	(14.6)
General and administrative expenses	(7.8)	(14.7)	(7.9)
Total operating expenses	(92.3)	(128.1)	(87.6)
Income/(loss) from operations	2.5	(35.3)	3.1
Other income/(expenses), net	8.4	(2.7)	(13.9)
Income/(loss) before tax	10.9	(38.0)	(10.8)
Income taxes benefits/(expenses)	(2.3)	1.1	0.6
Net income/(loss)	8.6	(36.9)	(10.2)

Comparison of the Years Ended December 31, 2014, 2015 and 2016

Revenues

The following table sets forth the principal components of our revenues, both as absolute amounts and as percentages of total revenues, for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except for % data)
Membership	857,017	52.6	1,859,987	41.6	2,951,135	425,419	38.9
Online marketing services	768,316	47.2	2,414,906	53.9	4,363,777	629,058	57.5
E-commerce services	—	—	144,930	3.2	166,753	24,038	2.2
Other services	2,787	0.2	58,275	1.3	110,462	15,924	1.4
Total revenues	1,628,120	100.0	4,478,098	100.0	7,592,127	1,094,439	100.0

Membership

Membership revenues were RMB857.0 million, RMB1.9 billion and RMB3.0 billion, representing 52.6%, 41.6% and 38.9% of revenues in 2014, 2015 and 2016, respectively. The increase in our membership revenues was primarily attributable to the increase in the number of our paying merchant members, as a result of our stronger focus on acquiring and serving paying merchant members. The number of average quarterly paying membership accounts on our 58 platform was approximately 529,000 in 2014. As a result of the Anjuke and Ganji transactions, the number of our average quarterly paying membership accounts on our 58, Ganji and Anjuke platforms increased significantly to approximately 1,306,000 in 2015 and 1,982,000 in 2016. See “Item 4. Information on the Company — B. Business Overview — Service offerings – Memberships” for details of subscription-based paying membership accounts. We expect our membership revenues will continue to grow as we continue to expand our paying merchant member base in the existing and new cities. Our field sales teams, who cover 45 cities for different content categories, and our sales agency network, who cover another approximately 360 cities, will continue to attract new paying merchant members. Our dedicated customer service team will continue to contribute to membership revenues by retaining existing merchants through helping them to optimize their marketing effectiveness.

2016 compared to 2015. Our membership revenues increased from RMB1.9 billion in 2015 to RMB3.0 billion in 2016, representing an increase of 58.7%. The increase was driven by an increase in the number of paying membership accounts. On our 58, Ganji and Anjuke platforms, the increase in membership revenues was primarily due to the increase in average quarterly paying membership accounts from approximately 1,306,000 in 2015 to approximately 1,982,000 in 2016. We experienced significant growth across multiple content categories, particularly in our real estate and jobs categories, in 2015 and 2016. Subsequent to the Ganji transaction, we reduced discounts for both brands, which contributed to the increase in net price of membership across all categories. We also raised listing prices for real estate membership packages as our traffic grow rapidly and real estate market sentiment was overall positive throughout most of 2016.

2015 compared to 2014. Our membership revenues increased from RMB857.0 million in 2014 to RMB1.9 million in 2015, representing an increase of 117.0%. The increase was driven by the addition of revenues from Ganji and Anjuke as well as the organic growth of our 58 platform. On our 58, Ganji and Anjuke platforms, the increase in membership revenues was primarily due to the increase in average quarterly paying membership accounts from approximately 529,000 in 2014 to approximately 1,306,000 in 2015. We experienced significant growth across multiple content categories, particularly in our real estate and jobs categories, in 2014 and 2015. We did not experience significant price increases for the membership packages during the same periods.

Online Marketing Services

Revenues from online marketing services were RMB768.3 million, RMB2.4 billion and RMB4.4 billion, representing 47.2%, 53.9% and 57.5% of our revenues in 2014, 2015 and 2016, respectively. Although online marketing services are available to all merchants, the members who have purchased the subscription-based membership services contributed the majority of our online marketing services revenues. In addition, we continue to enhance our ability to more efficiently monetize our substantial traffic. For instance, in early 2015, we upgraded our real-time bidding system from a time-based (daily) bidding to click-based bidding (CPC), which allows merchants to bid more extensively on our platforms. This also enables us to generate higher revenues from the same amount of listings. In 2016, in some categories, the platforms set fixed CPC price that is subject to regular reviews and adjustment, instead of a dynamic bidding pricing system. We made decisions as to which bidding system should be used based on our experience and knowhow about each specific content category. These services have continued to attract more merchants and increase average spending per merchant. We expect our online marketing services will continue to grow as we further develop the paying merchant network, diversify our services and increase the marketing effectiveness and engagement of our customers.

2016 compared to 2015. Our online marketing services revenues increased from RMB2.4 billion in 2015 to RMB4.4 billion in 2016, representing an increase of 80.7%. The increase was mostly driven by increased revenues from Ganji and Anjuke, as well as the organic growth of our 58 platform. The increase of our subscription-based paying merchant members, increased traffic and more diversified products help grow the online marketing services revenues.

2015 compared to 2014. Our online marketing services revenues increased from RMB768.3 million in 2014 to RMB2.4 billion in 2015, representing an increase of 214.3%. The increase was mostly driven by the organic growth of our 58 platform, as well as the consolidation of Ganji’s and Anjuke’s financial results. The newly consolidated Ganji and Anjuke platforms also have online marketing services, but a lower percentage of their paying customers purchase bidding services due to their lack of experience in this area. We have been working to transfer the requisite knowledge and systems to the Ganji and Anjuke platforms.

E-commerce Services

Revenues from e-commerce services were RMB144.9 million and RMB166.8 million, representing approximately 3.2% and 2.2% of our revenues in 2015 and 2016, respectively, all of which was contributed by the Anjuke business that we acquired in March 2015. It mainly related to our sale of discount coupons for primary real estate projects.

Other Services

Revenues from other services were RMB2.8 million, RMB58.3 million and RMB110.5 million, representing approximately 0.2%, 1.3% and 1.4% of our revenues in 2014, 2015 and 2016, respectively. In 2014, revenues from other services mainly related to group buying services. We exited from the group buying services in the second half of 2014. In 2015, revenues from other services mainly related to Guazi C2C services and offline recruitment services. In 2016, revenues from other services mainly related to offline recruitment services.

Cost of Revenues

Cost of revenues consists primarily of bandwidth costs, rental costs, equipment depreciation associated with website operation, and salaries, benefits and share-based compensation for our personnel responsible for website maintenance and operation. It also includes the traffic acquisition costs (TAC) paid to our advertising union partners who displayed our merchants’ marketing information on their websites or mobile applications. We expect that our cost of revenues will increase in absolute amounts as we further grow our user base and expand our revenue-generating services. For the share-based compensation charges included in cost of revenues, see “— Critical Accounting Policies — Share-Based Compensation” for more information.

2016 compared to 2015.  Our cost of revenues was RMB707.2 million in 2016, an increase of 119.6% from RMB322.0 million in 2015. The increase in cost of revenues was primarily driven by increased TAC paid to our 58 platform’s advertising union partners as well as other types of website maintenance-related costs such as short message service (SMS) costs, bandwidth fees and depreciation expenses.

2015 compared to 2014.  Our cost of revenues was RMB322.0 million in 2015, an increase of 278.5% from RMB85.1 million in 2014. The increase in cost of revenues was primarily driven by our consolidation of Ganji’s and Anjuke’s financial results, the organic growth of our 58 platform and an increase in traffic acquisition costs paid to our 58 platform’s advertising union partners, as well as other types of PC and mobile platform maintenance related costs such as SMS costs, bandwidth fees and depreciation expenses.

Gross Profit

We expect our gross profit to increase as our revenues grow. The following table sets forth our gross profit and gross margin for the periods indicated.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands, except for % data)
Gross profit	1,543,039	4,156,082	6,884,890	992,488
Gross margin	94.8%	92.8%	90.7%	90.7%

2016 compared to 2015.  Our gross profit increased from RMB4.2 billion in 2015 to RMB6.9 billion in 2016, representing an increase of 65.7%. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues from our core classified business and the consolidation of financial results of Ganji and Anjuke. Gross margin decreased from 92.8% to 90.7% during the same period. The decrease in gross margin was primarily due to the increase in TAC paid to our 58 platform’s advertising union partners.

2015 compared to 2014.  Our gross profit increased from RMB1.5 billion in 2014 to RMB4.2 billion in 2015, representing an increase of 169.3%. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues from our core classified business and the consolidation of financial results of Ganji and Anjuke. Gross margin decreased from 94.8% to 92.8% during the same period. The decrease in gross margin was primarily due to the growth of our advertising union business, which has a lower gross margin than our core classifieds business.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses. The following table sets forth our operating expenses, both as absolute amounts and as percentages of our revenues, for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except for % data)
Sales and marketing expenses	1,106,689	68.0	4,316,217	96.4	4,941,380	712,322	65.1
Research and development expenses	268,336	16.5	760,796	17.0	1,107,897	159,708	14.6
General and administrative expenses	126,709	7.8	659,284	14.7	601,906	86,767	7.9
Total operating expenses	1,501,734	92.3	5,736,297	128.1	6,651,183	958,797	87.6

Our sales and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “— Critical Accounting Policies — Share-Based Compensation” for more information.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of offline brand advertising, PC and mobile traffic acquisition expenses, salaries, benefits, commissions and share-based compensation for our sales, sales support, customer service and marketing personnel, promotion expenses and other operating expenses that are associated with sales and marketing activities.

The following table sets forth our advertising expenses, sales and marketing expenses excluding advertising expenses and total sales and marketing expenses, both as absolute amounts and as percentages of our revenues, for the periods indicated.

	For the Year Ended December 31,
	2014		2015		2016
	RMB	% of revenues	RMB	% of revenues	RMB	US$	% of revenues
	(in thousands, except for % data)
Advertising expenses	451,172	27.7	1,811,852	40.5	2,040,020	294,078	26.9
Sales and marketing expenses excluding advertising expenses	655,517	40.3	2,504,365	55.9	2,901,360	418,244	38.2
Total sales and marketing expenses	1,106,689	68.0	4,316,217	96.4	4,941,380	712,322	65.1

In 2014, in order to grow user base and compete with Ganji, our advertising expenses grew rapidly as compared to previous years. Since the consolidation of Ganji in August 2015, as competition in online classifieds space subsided, we have been reducing our advertising spending on various platforms and trying to optimize the efficiency of this spending. However, we continue to maintain a reasonable level of advertising investment in areas where we still see user growth or promising new models such as Guazi, a consumer to consumer used car trading platform, and Zhuan Zhuan (“转转”) especially during the initial brand launch stage. During 2016, we also invested in traffic acquisition for our Anjuke platform to gain greater market share while the underlying real estate market continued to remain strong until the end of the third quarter. See “Item 4. Information on the Company — B. Business Overview — Market and Brand Promotion” for details of the operation.

Similarly, during 2014 and the period until our consolidation of Ganji, in order to grow paying merchant base and revenues and to compete with Ganji, the headcount of our sales and service teams grew rapidly, which contributed to the rapid increase of the sales and marketing expenses excluding advertising expenses during that period. Since the consolidation of Ganji in August 2015, as competition in online classifieds space subsided, we have been exercising tighter control on sales and services headcount increase and focusing more on providing better tools and management guidance to optimize the efficiency of the teams. However, we continue to invest in areas where we anticipate satisfactory return on our sales and services investment. For example, in Anjuke we have seen market share gains against competitors while the underlying real estate market continued to remain strong until the end of the third quarter. See “Item 4. Information on the Company — B. Business Overview — Sales and Customer Service” for details of the operation.

Expenses related to Anjuke in 2015 only included the period from March 2015 to the end of the year and expenses related to Ganji in 2015 only included the period from August 2015 to the end of the year. During the initial launch phase of 58 Home’s business, we provided subsidies to the individual service providers on the 58 Home platform. After the de-consolidation of 58 Home in November 2015, its expense were no longer included in our consolidated expenses. The advertising expenses charged by Tencent, a related party of our company, amounted to RMB9.1 million, RMB 152.1 million and RMB351.1 million for the years ended December 31, 2014, 2015 and 2016, respectively.

We expect that our sales and marketing expenses will increase going forward as we continue to see opportunities in attracting more users, particularly on mobile internet, and merchants through our advertising campaign and sales and customer service teams. We also expect to continue to improve the efficiency of these investments.

2016 compared to 2015.  Our sales and marketing expenses increased from RMB4.3 billion in 2015 to RMB4.9 billion in 2016, representing an increase of 14.5%. Our advertising expenses increased from RMB1.8 billion in 2015 to RMB2.0 billion in 2016, representing an increase of 12.6%. The increase in advertising expense was primarily a result of increase from the consolidation of Anjuke’s financial results since March 2015 and Ganji’s financial results since August 2015, which was partially offset by the deconsolidation of Guazi since December 2015. The advertising expenses for our 58 brand in 2016 was less than that in 2015, but we allocated advertising expenses to newly launched ChinaHR and Zhuan Zhuan (“转转”). Our other sales and marketing expenses increased from RMB2.5 billion in 2015 to RMB2.9 billion in 2016, representing an increase of 15.9%. The increase in other sales and marketing expenses was primarily a result of the consolidation of Anjuke’s financial results since March 2015 and Ganji’s financial results since August 2015, which was partially offset by the deconsolidation of 58 Home since November 2015. The increase in other sales and marketing expenses was also driven by a modest increase of sales and service headcount and sales commissions and local marketing expenses associated with increased revenues.

2015 compared to 2014.  Our sales and marketing expenses increased from RMB1.1 billion in 2014 to RMB4.3 billion in 2015, representing an increase of 290.0%. Our advertising expenses increased from RMB451.2 million in 2014 to RMB1.8 billion in 2015, representing an increase of 301.6%. The increase in advertising expense was primarily a result of increase from the consolidation of Ganji’s and Anjuke’s financial results. Within Ganji’s financial results, Guazi contributed more of the increase in advertising expenses than Ganji’s own core classifieds business. We also stepped up Anjuke’s advertising expenses after the acquisition along with what we perceived as the recovering China real estate market. The increase in advertising expenses for our 58 platform in response to increasing competition was also very significant, especially during the first half of 2015, but following the consolidation of Ganji that took place in August 2015, the expenses have been scaled back. The increase in other sales and marketing expenses excluding advertising expenses was driven by both the consolidation of Ganji’s and Anjuke’s financial results and the organic growth of our 58 platform. The increase associated with the 58 platform was attributable to subsidies paid to service providers on the 58 Home platform, as well as increased salaries, benefits and commissions as a result of the increased headcount of sales and marketing personnel in response to increased competition with Ganji prior to our consolidation of Ganji.

Research and Development Expenses

Research and development expenses mainly consist of salaries, benefits and share-based compensation for product development and engineering personnel and other operating expenses such as rental and depreciation of equipment that are associated with product development and engineering activities. We expect our research and development expenses to increase as we intend to hire additional research and development personnel to develop new features, applications and services for our online platforms and further improve our technologies and infrastructure. See “Item 4. Information on the Company — B. Business Overview — Technology” for details of the technology aspect of the business.

2016 compared to 2015.  Research and development expenses increased from RMB760.8 million in 2015 to RMB1.1 billion in 2016, representing an increase of 45.6%. The increase was primarily a result of the consolidation of Anjuke’s financial results since March 2015 and Ganji’s financial results since August 2015 and the organic increase of research and development expenses associated with our 58 platform. The increase was also attributable to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

2015 compared to 2014.  Research and development expenses increased from RMB268.3 million in 2014 to RMB760.8 million in 2015, representing an increase of 183.5%. The increase was primarily due to an increase in research and development expenses associated with our 58 platform, as well as those from our Ganji and Anjuke platforms. The increase was also attributable to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits and share-based compensation for our general and administrative personnel, general office expenses and fees and expenses for third-party professional services. We expect our general and administrative expenses to increase in the future as our business grows.

2016 compared to 2015.  Our general and administrative expenses decreased from RMB659.3 million in 2015 to RMB601.9 million in 2016, representing a decrease of 8.7%. This decrease was primarily due to financial advisory and professional service fees incurred in connection with the strategic investment in Ganji and RMB77.3 million in compensation to noncontrolling shareholders resulting from a waiver of receivables from 58 Home in 2015, which was partially offset by increases in share-based compensation expenses, administrative staff salaries and benefits, and depreciation and amortization expenses in 2016.

2015 compared to 2014.  Our general and administrative expenses increased from RMB126.7 million in 2014 to RMB659.3 million in 2015, representing an increase of 420.3%. This increase was primarily due to share-based compensation expenses and approximately RMB216.5 million in professional fees associated with our strategic investment in Ganji in 2015. The increase was also partially due to an increase in the number of support staff hired to support the expansion of our sales teams in 2015.

Seasonality

Our results of operations are subject to seasonal fluctuations. For example, our revenues are typically lower during the holidays in China, particularly during the Chinese New Year period, which occurs in the first quarter of the year. Many businesses are either closed or substantially reduce their activities, including hiring and marketing, during the Chinese New Year holiday. However, we typically concentrate brand advertising in the first quarter of the year, especially during and after the Chinese New Year period, as advertisers seek to reach a broader audience during the holiday season. Aside from the impact of seasonality on the first quarter, certain business activities such as recruitment tend to slow down towards the year end, which might impact our revenues in the fourth quarter of the year. In real estate category, while we increase our market share in online marketing, government policies that either loosen or tighten the real estate market might impact our customer transactions volume, which will in turn indirectly impact their marketing investment on our platforms. Historically, seasonality has not been readily apparent in our results of operations due to the rapid growth in revenues that we experienced in recent years and also the multiple sources of our revenues from different content categories, but we may experience reductions in growth on a successive quarter basis due to these seasonal factors or other factors.

Our results of operations for the first quarter of 2017 may be affected by similar trends and key factors that affected our previous first quarters in the past. For the first quarter of 2017, we expect to experience similar seasonal impact on our estimated revenues and incur increased sales and marketing expenses due to marketing campaigns conducted during this period.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2014, 2015 and 2016 were increases of 1.5%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consists of cash and cash equivalents, term deposits and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Our financing activities include issuance of shares and various loan borrowings from commercial banks and Tencent. In November 2013, we raised an aggregate of approximately US$215.0 million in net proceeds from our initial public offering and concurrent private placement. In April 2014, we raised an additional US$73.0 million from a follow-on public offering of ADSs by us and certain selling shareholders. In June 2014, Tencent invested US$736.1 million in our company, of which we used US$552.1 million to repurchase our ordinary shares from certain pre-IPO shareholders. In April 2015, Tencent purchased an additional US$400.0 million of newly issued ordinary shares from us. In July 2015, we obtained a loan from Tencent in an aggregate principal amount of US$400.0 million. In December 2015, we and Tencent entered into an amendment to the loan agreement, pursuant to which we issued approximately 4.3 million Class A ordinary shares to Tencent and the principal amount of the loan under the loan agreement was reduced to US$275 million. Our bank borrowings included a loan of US$275.0 million obtained in April 2016 from China Merchants Bank Co., Ltd., or CMB Bank, which was secured by 12.4 million Class B ordinary shares personally owned by Mr. Jinbo Yao, the chief executive officer of our company, and used the proceeds from this loan to repay our amended loan from Tencent. We have fully repaid this US$275.0 million loan from CMB Bank as of the date of this annual report. Additionally, in November 2015, 58 Home raised US$300.0 million in a Series A equity funding round, of which US$10.0 million was contributed by 58.com Inc.

We had net cash provided by operating activities of RMB606.7 million, RMB198.5 million and RMB1.9 billion in 2014, 2015 and 2016, respectively. The increase in net cash provided by operating activities in 2016 was primarily contributed by increased revenues and improved cost control after Anjuke’s and Ganji’s businesses were fully integrated into our own.

As of December 31, 2016, we had cash and cash equivalents, term deposits and short-term investments totaling RMB2.1 billion. These included (i) RMB1.2 billion in cash and cash equivalents, which primarily consisted of cash, demand deposits and highly liquid investments placed with banks or other financial institutions that have original maturities of three months or less, (ii) RMB26.4 million in term deposits, placed with banks with terms longer than three months but shorter than or equal to one year and (iii) RMB833.5 million in short-term investments, placed with banks with terms shorter than three months. As of December 31, 2016, our current liabilities exceeded our current assets by RMB2.8 billion, and we had an accumulated deficit of RMB3.1 billion. For the year ended December 31, 2016, we had a net loss attributable to 58.com of RMB783.8 million. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities. We believe our current cash and cash equivalents and anticipated cash flow from operations provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next twelve months from the date of this annual report.

We obtained a two-year interest-bearing loan in U.S. dollars amounted to US$107.5 million from CMB Bank on April 21, 2017. This bank loan was secured by two-year term deposits in Renminbi amounted to RMB792.0 million. We used the proceeds from this loan to repay the remaining outstanding balance under our April 2016 short-term loan from CMB Bank.

Although we consolidate the results of our consolidated affiliated entities and their subsidiaries, our access to cash balances or future earnings of these entities is only through our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements.”

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in):
Operating activities	606,717	198,538	1,887,849	272,143
Investing activities	(1,884,031)	(2,781,242)	(3,948,027)	(569,126)
Financing activities	1,584,885	4,930,710	58,631	8,452
Effect of exchange rate changes on cash and cash equivalents	5,113	108,872	63,617	9,170
Net increase/(decrease) in cash and cash equivalents	312,684	2,456,878	(1,937,930)	(279,361)

Operating Activities

Net cash provided by operating activities was RMB1.9 billion in 2016. Our net cash provided by operating activities in 2016 reflected a net loss of RMB773.0 million, adjusted for non-cash items of RMB1.8 billion and changes in operating assets and liabilities net of acquisitions and disposals of RMB824.7 million. Non-cash reconciling items mainly included share of results of equity investees of RMB926.7 million, depreciation and amortization expenses of RMB406.8 million, share-based compensation expenses of RMB266.6 million, impairment loss of long-term investments and other non-current assets of RMB172.1 million, loss upon conversion of Guazi Convertible Note of RMB84.2 million and gain on deconsolidation and disposal of businesses of RMB79.6 million. Changes in operating assets and liabilities mainly represented an increase in deferred revenues of RMB420.9 million, an increase in accrued expenses and other liabilities of RMB269.1 million, an increase in customer advances of RMB233.4 million, partially offset by an increase in accounts receivable of RMB87.8 million. Deferred revenues and customer advances increased as the collection of our membership services and online marketing services grew rapidly as a result of rapid growth in the number of paying membership accounts. The increase in accrued expenses and other liabilities was primarily due to the growth in accruals primarily associated with the increase in our headcount, and the growth in our online marketplace business resulting in an increase of deposits by sales agents. The increase in accounts receivable was in line with revenue growth.

Net cash provided by operating activities was RMB198.5 million in 2015. Our net cash provided by operating activities in 2015 reflected a net loss of RMB1.6 billion, adjusted for non-cash items of RMB686.2 million and changes in operating assets and liabilities net of acquisitions and disposals of RMB1.2 billion. Non-cash reconciling items mainly included investment loss of RMB230.6 million, share of results of equity investees of RMB717.6 million, gain on deconsolidation and disposal of businesses of RMB765.1 million, depreciation and amortization expenses of RMB209.1 million and share-based compensation expenses of RMB176.6 million. Changes in operating assets and liabilities mainly represented an increase in customer advances of RMB484.0 million, an increase in deferred revenues of RMB363.2 million, an increase in accounts payable of RMB304.9 million, an increase in accrued expenses and other liabilities of RMB162.1 million and an increase in salary and welfare payable of RMB167.7 million, partially offset by an increase in accounts receivable of RMB166.2 million and an increase in prepayments and other assets of RMB158.7 million. Deferred revenues and customer advances increased as the collection of our membership services and online marketing services grew rapidly as a result of rapid growth in the number of paying membership accounts. The increase in accounts payable was primarily due to our consolidation of the financial statements of Ganji and Anjuke, and the year-over-year increase in advertising expenses for the 58 platforms primarily resulted from increasing competition. The increase in accounts receivable was primarily due to our consolidation of Anjuke’s financials.

Net cash provided by operating activities was RMB606.7 million in 2014. Our net cash provided by operating activities in 2014 reflected a net income of RMB139.4 million, adjusted for non-cash items of RMB74.8 million and changes in operating assets and liabilities of RMB392.5 million. Non-cash reconciling items mainly included depreciation and amortization expenses of RMB34.4 million and share-based compensation expenses of RMB37.9 million. Changes in operating assets and liabilities mainly represented an increase in deferred revenues of RMB247.4 million, increase in customer advances and deposits of RMB89.9 million, increase in salary and welfare payable of RMB66.4 million, an increase in accounts payable of RMB37.0 million and an increase in accrued expenses and other current liabilities of RMB31.2 million, partially offset by an increase in prepayments and other assets of RMB98.5 million. Deferred revenues and customer advances and deposits increased as the collection of our membership services and online marketing services grew rapidly.

Investing Activities

Net cash used in investing activities primarily consists of long-term investments and business acquisitions, purchase of office space, investment in short-term financial instruments and term deposits to increase the interest income for our excess cash. We expect that our capital expenditures will increase as we purchase additional equipment and servers and expand our technology infrastructure to support the growth of our business.

Our net cash used in investing activities in 2016 was RMB3.9 billion, primarily due to cash payments of RMB1.5 billion related to our investment in Ganji, RMB190.9 million related to our acquisition of Anjuke and increase in restricted cash of RMB1.1 billion as collateral for the RMB 1.1 billion short-term bank loan borrowed from CMB Bank in 2016. We purchased RMB9.7 billion short-term investment, which was partially offset by RMB9.1 billion of proceeds from maturity of short-term investment in 2016.

Our net cash used in investing activities in 2015 was RMB2.8 billion, primarily due to cash paid for investment in Ganji of RMB3.3 billion and acquisition of Anjuke of RMB766.5 million. Our net cash used in investing activities in 2015 also included RMB1.3 billion we paid for purchase of office space in Beijing and Tianjin headquarters as well as other property and equipment, and RMB3.0 billion we used to purchase short-term financial instruments, which were partially offset by RMB4.4 billion of proceeds from maturity of short-term investments.

Our net cash used in investing activities in 2014 was RMB1.9 billion, including RMB199.6 million we paid for the purchase of office space in Beijing and Tianjin headquarters and other property and equipment, and RMB4.0 billion we used to purchase short-term financial instruments, which were partially offset by RMB3.3 billion of proceeds from maturity of short-term investments.

Financing Activities

Net cash provided by financing activities primarily consists of net proceeds from the issuance of ordinary and preference shares as well as borrowing from an existing shareholder.

Our net cash provided by financing activities in 2016 was RMB58.6 million, primarily consisted of proceeds from short-term bank borrowing of RMB2.9 billion from CMB Bank, repayment of RMB1.2 billion short-term bank borrowing from CMB Bank, cash paid by employees for their exercise of share options of RMB21.1 million and cash contributed by noncontrolling shareholders of affiliated PRC companies of RMB28.2 million, which were partially offset by proceeds from long-term bank borrowing of RMB150 million from Shanghai Pudong Development Bank, and repayment of RMB1.8 billion short-term borrowing from Tencent.

Our net cash provided by financing activities in 2015 was RMB4.9 billion, primarily attributable to the proceeds from borrowing of short-term loans of RMB2.5 billion, and the proceeds from issuance of ordinary shares to Tencent of RMB2.5 billion.

Our net cash provided by financing activities in 2014 was RMB1.6 billion, primarily attributable to the net proceeds from our follow-on public offering and the investment by Tencent.

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

Capital Expenditures

We had capital expenditures of RMB199.6 million, RMB1.3 billion and RMB213.1 million in 2014, 2015 and 2016, respectively, representing 12.3%, 28.2% and 2.8% of our total revenues for such years. Our capital expenditures were primarily for the purchase of servers, other equipment and office buildings. In 2014, 2015 and 2016, we prepaid RMB103.3 million, RMB1.1 billion and nil, respectively, for the purchase of new office spaces. Our capital expenditures have been primarily funded by net cash provided by financing activities and net cash provided by operating activities.

C.	Research and Development

As of December 31, 2016, we had 3,332 product development and engineering professionals who focus on developing products to deliver and enhance user experience. We have developed a robust technology platform capable of efficiently processing large amounts of data, screening the relevance and credibility of information, and delivering a superior search indexing function. Our system is built on a distributed, load balanced computing infrastructure, which is highly scalable and reliable. This allows us to expand processing capacity and add new features and functionalities efficiently without incurring significant additional costs.

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. As of March 31, 2017, we held 47 patents and had applied for the registration of 195 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2017, we had registered 219 computer software copyrights and 53 artwork copyrights in China, and had registered 37 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 848 trademarks, including  ,   and  , in China, excluding those relating to 58 Home.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2016 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2016:

	Payment Due by Period
	Total	Less than 1 year	2–3 years	4–5 years	More than 5 years
	(in thousands of RMB)
Operating lease commitment	484,599	175,552	228,102	78,003	2,942
Server custody and bandwidth fee commitment	95,216	67,216	28,000	—	—
Advertising commitment	212,495	212,495	—	—	—
Bank loans and accrued interest payable	2,049,444	1,890,538	158,906	—	—
Total	2,841,754	2,345,801	415,008	78,003	2,942

In April 2016, we obtained a secured loan of US$275.0 million from CMB Bank. The loan is interest bearing and has a 13-month tenor. The proceeds from this loan have been used to repay our amended loan from Tencent.

In September and December 2016, we obtained new interest-bearing loans amounted to US$157.5 million from CMB Bank, which will be due in September and December 2017, respectively. The new bank borrowings were secured by term deposits amounted to US$165.6 million, which was classified as restricted cash in our consolidated balance sheets.  We used proceeds from these new loans to finance the repayment of our April 2016 loan from CMB Bank and repaid US$167.5 million principal and US$6.3 million accrued interest expense in 2016. On April 21, 2017, the remaining outstanding principal of US$107.5 million under our April 2016 CMB Bank loan was fully repaid.

As of December 31, 2016, outstanding principal amount and accrued interest of the loans from CMB Bank amounted to US$265.6 million.

In November 2016, we obtained a three-year interest bearing loan of RMB150 million from Shanghai Pudong Development Bank, which was secured by an office building of the Company as collateral. The proceeds from this loan will be used to build a local life information cloud platform based on big data. According to the loan agreement, the principal amount will be repaid in four installments, with two installments totaling RMB75 million due in 2018 and the other two installments of RMB75 million due in 2019.

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

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, our goals and strategies, our future business development, financial condition and results of operations, ability to retain and grow our user base and network of local merchants for our online platforms, the growth of, and trends in, the markets for our services in China, the demand for and market acceptance of our brand and services, competition in our industry in China, our ability to maintain the network infrastructure necessary to operate our websites and mobile applications, relevant government policies and regulations relating to the corporate structure, business and industry, and our ability to protect its users’ information and adequately address privacy concerns. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Yao	40	Chairman and Chief Executive Officer
Xiaoguang Wu	41	Director
Frank Lin	52	Independent Director
Herman Yu	46	Independent Director
Chi (Eric) Zhang	41	Independent Director
Xiaohua Chen	35	Chief Strategic Officer; Chief Executive Officer of 58 Home
Hao Zhou	40	Chief Financial Officer
Hongyu Xing	44	Chief Technology Officer
Jiandong Zhuang	48	Executive Vice President of Housing and Auto Business Group (HBG & ABG)
Mingke He	38	Senior Vice President of Sales

Mr. Jinbo Yao is our founder and has served as chairman of our board of directors and chief executive officer of our company since our inception. Mr. Yao is a pioneer in the PRC internet industry. Before founding our company, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of Xueda Education Group, a company he co-founded and Noah Holdings Limited, a company listed on the NYSE. Mr. Yao received bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Mr. Xiaoguang Wu has served as our director since August 2014. Mr. Wu has served as a senior executive vice president at Tencent. Mr. Wu joined Tencent in 1999 to lead development and product planning for Tencent’s core product QQ instant messaging. He served successively as project manager for QQ’s research and development team, general manager for IM Products, and general manager for internet business division. Mr. Wu was promoted to senior vice president of Internet Services Division and chief executive officer of Tencent E-Commerce Holdings Limited. Mr. Wu also serves on the board of directors of eLong, Inc., Wanda Electronic Commerce Technology Co., Ltd., Shanghai New Feifan E-commerce Co., Ltd., Okay Buy (China) Holding Inc., Nanjing Wangdian Technology Co., Ltd. and Yixun.com. Mr. Wu received his bachelor’s degree in weather dynamics from Nanjing University in 1996 and an EMBA degree from China Europe International Business School (CEIBS) in 2008.

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

Mr. Herman Yu has served as our director and chair of the audit committee of our board of directors since October 2013. Mr. Yu has been the chief financial officer of Weibo Corporation (Weibo), a NASDAQ-listed company, since March 2015. Prior to that, Mr. Yu worked at SINA Corporation (SINA), which is listed on NASDAQ, as chief financial officer from August 2007 to March 2015, as acting chief financial officer from May 2006 to August 2007 and as vice president and corporate controller from September 2004 to May 2006. Prior to joining SINA, Mr. Yu worked at Adobe Systems from January 1999 to September 2004, in the positions of chief auditor and corporate marketing controller. Mr. Yu also held various finance and accounting management positions at Cadence Design Systems, Inc. and VeriFone, Inc. Mr. Yu began his career with Arthur Andersen and is a California Certified Public Accountant. Mr. Yu is currently a director of ZTO Express Inc., an express delivery company listed on the New York Stock Exchange, and Tiange, a live, social video platform company listed on the HKSE. Mr. Yu received a bachelor’s degree in economics from the University of California, Santa Cruz and a master’s degree in Accountancy from the University of Southern California.

Mr. Chi (Eric) Zhang has served as our director and a member of the nominating and corporate governance committee of our board of directors since November 2015. From 2006 to May 2016, Mr. Zhang served as a managing director of Carlyle where he focused on Asia buyout opportunities. Mr. Zhang also serves as Co-Chairman of Crystal Orange Hotel Group and as Vice Chairman of Plateno Group Holdings (previously 7 Days Group Holdings Limited), and is a member of the board of directors of Fang Holdings Ltd., a NYSE-listed company, China Reading Group Limited, AnNeng Logistics Group, Kaiyuan Hotel Group, and New Century Asset Management Co. Ltd. Before joining Carlyle, Mr. Zhang was a vice president in the M&A group at Credit Suisse in Hong Kong. Prior to that, he was a vice president of the investment banking department at China International Capital Corporate Limited (CICC) in Beijing where he worked for six years. Mr. Zhang received his master’s degree in economics from the Shanghai University of Finance and Economics in China.

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

Mr. Hao Zhou has served as our chief financial officer since May 2011. Prior to joining our company, Mr. Zhou was chief financial officer in CITIC Pharmaceutical Co., Ltd. since September 2010. From May 2009 to September 2010, Mr. Zhou held two senior management positions at Wuxi PharmaTech (Cayman) Inc., with the latest position as the chief financial officer. From 1998 to 2009, Mr. Zhou held various senior finance managerial positions at General Electric Company and served as the senior finance manager of Greater China from 2007 to 2009. Mr. Zhou received his bachelor’s degree from Shanghai International Studies University in 1998.

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

Mr. Mingke He has served as our senior vice president of sales in charge of the jobs category and our local service business since July 2015. Prior to joining us, Mr. He was the founder and chief executive officer of Yimian Data from May 2014 to July 2015, senior vice president of QVOD Technologies from May 2013 to April 2014, vice president of SAIF Partners (Softbank Asia Investment Fund) from July 2008 to May 2012. Mr. He received a master’s degree in business administration from Stanford University in 2008, and a bachelor’s degree in automotive engineering and a master’s degree in management science from Tsinghua University in 2001 and 2003, respectively.

B.	Compensation

In 2016, we paid an aggregate of approximately RMB11.8 million in cash to our executive officers as of the date of this annual report, which exclude the compensation 58 Home paid to Mr. Xiaohua Chen as chief executive officer of 58 Home, and approximately RMB423,000 cash compensation to our independent directors as of the date of this annual report.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2010 Plan and the 2013 Plan. The purpose of these two share incentive plans is to attract, motivate and retain the best available personnel by linking their personal interests to the success of our business. As of March 31, 2017, options and restricted share units to purchase 3,277,610 ordinary shares were issued and outstanding under the 2010 Plan, and 9,336,174 ordinary shares were issued and outstanding under the 2013 Plan.

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

The 2013 Share Incentive Plan

We adopted the 2013 Plan in September 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 Class A ordinary shares as of the date of its adoption. The 2013 Plan contains an evergreen provision, pursuant to which the number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of Class A ordinary shares as determined by our board of directors. Taking into account the automatic increase of 4,345,065 ordinary shares at the beginning of 2017 pursuant to the evergreen provision of the 2013 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 22,277,223 ordinary shares, consisting of 15,277,223 Class A ordinary shares and 7,000,000 Class B ordinary shares, as of the date of this annual report.

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

The following table summarizes, as of March 31, 2017, outstanding options and restricted share units held by our executive officers and directors under our 2010 Plan and 2013 Plan.

Name	Ordinary shares Underlying Options Awarded and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jinbo Yao	*	0	August 24, 2015	August 23, 2025
	*	0	March 24, 2017	March 23, 2027
Xiaohua Chen	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
Hao Zhou	*	2.220	May 31, 2011	May 30, 2021
	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
	*	0	August 24, 2015	August 23, 2025
	*	20.980	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
Jiandong Zhuang	*	0	April 13, 2015	April 13, 2025
	*	0	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	March 24, 2017	March 23, 2027
Hongyu Xing	*	0	February 27, 2015	February 26, 2025
	*	18.675	February 27, 2015	February 26, 2025
	*	20.980	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
Mingke He	*	0	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
Herman Yu	*	8.500	October 30, 2013	October 29, 2023

*	Less than one percent of our total outstanding share capital.

As of March 31, 2017, other employees as a group held options and restricted share units to purchase 8,053,946 ordinary shares of our company, with exercise prices ranging from US$ nil to US$38.14 per ordinary share.

The 58 Home 2015 Share Incentive Plan

58 Home adopted the 58 Home 2015 Plan in February 2015. The maximum aggregate number of shares which may be issued pursuant to all awards under the 58 Home 2015 Plan is 22 million ordinary shares of 58 Home as of the date of this annual report. The 58 Home 2015 Plan permits the awards of options, restricted shares and restricted share units. Unless terminated earlier, the 58 Home 2015 Plan will terminate automatically in 2025.

In February and April 2015, 58 Home granted options to purchase an aggregate of approximately 8.9 million ordinary shares of 58 Home to its employees and to the employees of certain other subsidiaries and affiliated companies of our company. In February 2015, 58 Home granted 9.1 million restricted shares to selected management members of 58 Home. In April 2015, 58 Home further granted approximately 1.9 million restricted shares of 58 Home to an executive officer of our company. The foregoing disclosure of awards granted by 58 Home under its 2015 Plan only relates to the period prior to November 27, 2015 when 58 Home was deconsolidated from our consolidated results of operations.

C.	Board Practices

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have three committees of the board of directors: the audit committee, the compensation committee and the nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee consists of Herman Yu, Frank Lin and Chi (Eric) Zhang, and is chaired by Herman Yu. Messrs. Yu, Lin and Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Herman Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

•	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions;

•	discussing the annual audited financial statements with management and the independent registered public accounting firm;

•	reviewing and discussing our company’s earnings press releases;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	meeting separately and periodically with management and the independent registered public accounting firm; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee.  Our compensation committee consists of Chi (Eric) Zhang, Herman Yu and Frank Lin, and is chaired by Chi (Eric) Zhang. Messrs. Zhang, Yu and Lin satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee.  Our nominating and corporate governance committee consists of Frank Lin, Herman Yu and Chi (Eric) Zhang, and is chaired by Frank Lin. Messrs. Lin, Yu and Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2014, 2015 and 2016, which exclude the employees of 58 Home:

	As of December 31,
	2014	2015	2016
Function
Sales, customer service and marketing	7,485	16,323	17,920
Research and development	1,354	2,744	3,332
Website operations	93	533	673
Management and administrative positions	467	1,105	1,207
Total	9,399	20,705	23,132

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

The calculations in the table below are based on 290,570,395 ordinary shares outstanding as of March 31, 2017, comprising 241,930,135 Class A ordinary shares and 48,640,260 Class B ordinary shares and excluding 5,983,928 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

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

	Number		%(1)
Directors and Executive Officers:**
Jinbo Yao	31,591,906	(2)	10.87
Xiaoguang Wu(3)	—		—
Frank Lin(4)	—		—
Herman Yu(5)	*		*
Eric Zhang(6)	—		—
Hao Zhou	*		*
Xiaohua Chen(7)	*		*
Jiandong Zhuang(8)	*		*
Hongyu Xing	*		*
Mingke He	—		—
All directors and executive officers as a group	33,380,138		11.42

Principal Shareholders:
Tencent Holdings Limited	67,272,136	(9)	23.15
Nihao China Corporation	29,418,640	(10)	10.12
T. Rowe Price Associates, Inc.	20,944,602	(11)	7.21
FMR LLC	19,578,332	(12)	6.74

Notes:

*	Less than one percent of our total outstanding capital.

**	Except for Mr. Xiaoguang Wu, Mr. Frank Lin, Mr. Herman Yu and Mr. Eric Zhang, the business address of our directors and executive officers is c/o Block E, the North American International Business Center, Yi 108 Beiyuan Road, Chaoyang District, Beijing 100101, the People’s Republic of China.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying the options held by such person or group exercisable within 60 days of March 31, 2017. Percentage of beneficial ownership of each listed person or group is based on (1) 290,570,395 ordinary shares outstanding as of March 31, 2017, and (2) the number of ordinary shares underlying options exercisable by such person or group within 60 days of March 31, 2017.

(2)	Consists of (i)28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust; (ii) 2,172,960 Class B ordinary shares beneficially owned by certain of our executive officers and employees who acquired the ownership of these shares pursuant to our employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney. Such individuals include all executive officers and employees who became our ordinary shareholders through our employee stock option plan; and (iii) 306 vested restricted share units (representing 306 Class A ordinary shares) held by Mr. Yao.

(3)	The business address of Mr. Wu is 39/F, Tencent Building, Kejizhong Avenue, High Tech Park, Nanshan District, Shenzhen, P. R. China.

(4)	The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing 100738, P. R. China.

(5)	The business address of Mr. Yu is #8 Sina Plaza, Courtyard 10, the West, Xibeiwang E. R., Haidian, Beijing 100093, P. R. China.

(6)	The business address of Mr. Zhang is Suite 2801, Two Pacific Place, Hong Kong.

(7)	Mr. Chen has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Chen currently owns through Trumpway Limited, a British Virgin Islands company wholly owned by Mr. Chen.

(8)	Mr. Zhuang has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Zhuang currently owns through Magic Mirror Holdings Limited, a British Virgin Islands company wholly owned by Mr. Zhuang.

(9)	Consists of (i) 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, (ii) 4,377,326 ADSs (representing 8,754,652 Class A ordinary shares) directly held by THL E Limited and (iii) 1,188,074 ADSs, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited. Tencent Holdings Limited is reported as the beneficial owner of the aforementioned shares. The business address of Ohio River Investment Limited and THL E Limited is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong, a as reported in a Schedule 13D/A filed on November 22, 2016.

(10)	Consists of 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust. Nihao China Corporation has pledged 9,080,004 Class B ordinary shares as security for a loan extended to Mr. Yao by UBS AG, London Branch in December 2015, and pledged 12,400,000 Class B ordinary shares as security for a loan extended to us by CMB Bank in April 2016.

(11)	Consists of 20,944,602 Class A ordinary shares beneficially owned by T. Rowe Price Associates, Inc., as reported on Schedule 13G filed by it on February 7, 2017. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2017. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, Maryland 21202, as reported on the same Schedule 13G.

(12)	Consists of 19,578,332 Class A ordinary shares beneficially owned by FMR LLC, as reported on Schedule 13G filed by FMR LLC on February 13, 2017. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2017. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210, U.S.A., as reported on the same Schedule 13G.

To our knowledge, as of March 31, 2017, a total of 198,705,757 Class A ordinary shares were held by three record holders in the United States, representing approximately 68.4% of our total outstanding shares on an as-converted basis. One of these holders is the depositary of our ADS program, which held 197,823,404 Class A ordinary shares on record (including the 5,983,928 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees), representing approximately 68.1% of our total outstanding shares on record as of March 31, 2017. None of our outstanding Class B ordinary shares were held by record holders in the United States as of March 31, 2017. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Demand Registration Rights.  Upon a written request from Tencent, we must use all reasonable efforts to effect the registration under the Securities Act of all registrable securities Tencent requests to be registered. Registrable securities include, subject to limitation, ordinary shares of our company Tencent acquired in June 2014 and any other ordinary shares of our company owned or acquired by Tencent thereafter.

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

Convertible Notes of Guazi

In March 2016, Guazi closed a US$204.5 million round of equity financing with participation from a number of globally recognized institutional investors and we converted our US$50 million non-interest bearing convertible note into series B preference shares of Guazi. We currently have approximately 34.6% stake in Guazi following their subsequent private equity financing.

Short-term Bank Borrowing Secured by Ordinary Shares Held by Our Chief Executive Officer

In April 2016, we obtained an interest-bearing loan of US$275.0 million denominated in U.S. dollars from CMB Bank. The loan was secured by 12.4 million Class B ordinary shares personally owned by Mr. Jinbo Yao, the chief executive officer of our company. Based on the covenant of the loan agreement, if the aggregate fair value of the pledged shares on any trading date was less than 120% of the outstanding amount of the corresponding loan and accrued interest payable, we were required to pledge sufficient amount of cash or the chief executive officer of the company can pledge additional number of shares to cover the shortfall in the fair value of the pledged shares. We used the proceeds from this loan to prepay the principal and accrued interest of the amended loan from Tencent. As of the date of this annual report, the loan has been fully repaid and CMB Bank has agreed to release the shares pledged accordingly.

Investment in Zhuan Zhuan (“转转”)

In April 2017, we entered into definitive agreements with Tencent, under which we agree to inject the Zhuan Zhuan app and certain used goods related listing channels from the 58 and Ganji classified platforms into a separate group of entities, or the Zhuan Zhuan Entities, and Tencent agrees to invest US$200.0 million in cash and additional business resources into the Zhuan Zhuan Entities for a minority equity ownership. We will continue our direct traffic and other business support to the Zhuan Zhuan Entities. The transaction was closed on April 28, 2017, and we currently own a majority of equity stake in the Zhuan Zhuan Entities.

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

On October 19, 2013, Mr. Xuanfu Liu filed a complaint with a local court in Hubei Province in China against (1) Mr. Handong Cheng, legal representative of Business Opportunity Online (Beijing) Network Technology Co., Ltd., or Shangji, a PRC company, (2) Shangji, and (3) Mr. Jinbo Yao, our chairman and chief executive officer. Mr. Liu purported to be a 36% minority shareholder of Shangji. The complaint claimed that Shangji had enjoyed a right to 17.5% of the equity interests in Beijing 58 held by Mr. Yao as Shangji’s nominee prior to December 2009, and alleged that Mr. Cheng had entered into an agreement on behalf of Shangji with Mr. Yao in December 2009 terminating Shangji’s right to the 17.5% equity interest in Beijing 58 without prior consultation with or notice to Mr. Liu. Mr. Liu sought the court’s ruling that the termination agreement was invalid and that Mr. Liu be entitled to a 6.3% equity interest in Beijing 58, equivalent to what he believed was his indirect pro rata share of Beijing 58. After contestation and appeal by Mr. Yao to the appellate court in Hubei for lack of jurisdiction of the local court, the appellate court ruled in favor of Mr. Yao and ruled that the case should be transferred to a local court in Beijing. After the case was transferred to the local court in Beijing, Mr. Liu filed a motion to withdraw the lawsuit, and the court granted the motion to dismiss in December 2014. Since Mr. Liu withdrew his complaint, he has not initiated any new proceeding relating to the same matter. However, there is uncertainty as to whether Mr. Liu will file a new complaint.

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

On October 21, 2015, Shangji filed a complaint with a local district court in Beijing against Beijing 58, with Mr. Jinbo Yao and other shareholders of Beijing 58 being joined as third parties. Shangji sought the court’s ruling that Shangji is a shareholder of Beijing 58 owning 17.5% equity interest in Beijing 58, and Beijing 58 has the 17.5% equity interest registered under the name of Mr. Jinbo Yao transferred to and registered under Shangji. Beijing 58 and the third parties, including Mr. Yao, contested these claims before the district court. On January 20, 2016, the district court dismissed all of Shangji’s claims. Shangji subsequently appealed to the appellate court in Beijing. On May 30, 2016, the appellate court in Beijing dismissed all of Shangji’s claims. This legal proceeding has been closed.

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

The last reported trading price for our ADSs on April 27, 2017 was US$39.37 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
Fiscal Year 2013 (from October 31, 2013)	39.83	21.00
Fiscal Year 2014	58.89	31.60
Fiscal Year 2015	83.71	37.15
Fiscal Year 2016	65.33	27.72
Quarterly Highs and Lows
First Fiscal Quarter of 2015	54.39	37.15
Second Fiscal Quarter of 2015	83.71	49.80
Third Fiscal Quarter of 2015	69.00	37.72
Fourth Fiscal Quarter of 2015	70.27	43.82
First Fiscal Quarter of 2016	65.33	42.57
Second Fiscal Quarter of 2016	61.59	43.94
Third Fiscal Quarter of 2016	55.28	43.98
Fourth Fiscal Quarter of 2016	48.58	27.72
First Fiscal Quarter of 2017	38.95	27.58
Second Fiscal Quarter of 2017 (through April 27, 2017)	40.00	34.84
Monthly Highs and Lows
October 2016	48.58	41.46
November 2016	42.92	30.66
December 2016	33.89	27.72
January 2017	30.97	28.02
February 2017	37.98	27.58
March 2017	38.95	34.55
April 2017 (through April 27, 2017)	40.00	34.84

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. As set forth in clause 3 of our amended and restated memorandum of association, the objects for which our company is established are unrestricted.

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

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the Internal Revenue Service, or IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our voting stock, investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the United States dollar) all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss the Medicare tax on net investment income or any state, local, or estate or gift tax considerations and, except for the limited instances where PRC tax law and potentially PRC taxes are discussed below, does not discuss any non-United States tax considerations. U.S. Holders should consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ADSs or Class A ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. U.S. Holders who hold ADSs will be treated as the beneficial owner for United States federal income tax purposes of the underlying shares represented by the ADSs.

Passive Foreign Investment Company Considerations

A non-United States corporation, such as our company, will be a “passive foreign investment company,” or PFIC, for United States federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income (the “asset test”). Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash and assets readily convertible into cash are categorized as passive assets and the company’s unbooked goodwill is taken into account for determining the value of its assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

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

Assuming that we are the owner of Beijing 58 and other consolidated affiliated entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of online marketing services. Based on our current income and assets and projections as to the value of our assets based, in part, on the market value of our ADSs and outstanding Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2016 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate becoming a PFIC, because our value of the assets for purposes of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, our ADSs or Class A ordinary shares generally will continue to be treated as shares in a PFIC for all succeeding years during which such U.S. Holder holds our ADSs or Class A ordinary shares, unless we cease to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to their ADSs or Class A ordinary shares. If a U.S. Holder makes a deemed sale election, such U.S. Holder will be deemed to have sold their ADSs or Class A ordinary shares at fair market value as of the last day of the last year during which we were a PFIC. Any gain from such deemed sale would be taxed as an excess distribution as described above. U.S. Holders should consult their tax advisors regarding our possible status as a PFIC as well as the benefit of making a deemed sale election.

As an alternative to the foregoing rules, if we are a PFIC, a U.S. Holder of “marketable stock” may make a mark-to-market election with respect to our ADSs, but not our Class A ordinary shares, provided that the ADSs continue to be listed on the NYSE and continue to be regularly traded. The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or “regularly traded” on a qualified exchange or other market, as defined in applicable Treasury regulations. We anticipate that our ADSs should qualify as being regularly traded, but no assurances may be given in this regard. If a U.S. Holder makes this election, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election and we cease to be a PFIC, the holder will not be required to take into account the mark-to-market gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. In the case of a U.S. Holder who has held ADSs or Class A ordinary shares during any taxable year in respect of which we were classified as a PFIC and continues to hold such ADSs or Class A ordinary shares (or any portion thereof) and has not previously determined to make a mark-to-market election, and who is now considering making a mark-to-market election, special tax rules may apply relating to purging the PFIC taint of such ADSs or Class A ordinary shares.

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

If a U.S. Holder owns our ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must file an annual report, Form 8621 with the U.S. Internal Revenue Service. U.S. Holders should consult their tax advisors concerning the United States federal income tax consequences of purchasing, holding, and disposing ADSs or Class A ordinary shares if we are or become a PFIC, including the possibility of making a mark-to-market election and the unavailability of the qualified electing fund election.

Dividends

Any cash distributions (including the amount of any PRC tax withheld) paid on our ADSs or Class A ordinary shares out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary bank, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of United States federal income tax principles, any distribution paid will generally be reported as a “dividend” for United States federal income tax purposes.

Individuals and other non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” on dividends paid on our ADSs at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that certain holding period and other requirements are met. We generally will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or Class A ordinary shares that are readily tradable on an established securities market in the United States, or if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program and (ii) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year. Because (i) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the NYSE are considered to be readily tradable on an established securities market in the United States, and (ii) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2016 and we do not expect to be a PFIC in subsequent years, we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

For United States foreign tax credit purposes, dividends paid on our ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid, if any, on our ADSs or Class A ordinary shares. A U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any non-refundable foreign withholding taxes imposed on dividends received on our ADSs or Class A ordinary shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction for United States federal income tax purposes in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. An individual U.S. Holder or other non-corporate U.S. Holder who has held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit purposes, which will generally limit the availability of foreign tax credits. However,. in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. The deductibility of a capital loss may be subject to limitations. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

Information Reporting and Backup Withholding

Individual U.S. Holders and certain entities may be required to submit to the IRS certain information with respect to his or her beneficial ownership of the ADSs or ordinary shares, if such ADSs or ordinary shares are not held on his or her behalf by a financial institution. This new law also imposes penalties if an individual U.S. Holder is required to submit such information to the IRS and fails to do so.

Proceeds from the sale, exchange or other disposition of, or a distribution on, the ADSs or ordinary shares may be subject to information reporting to the IRS and possible backup withholding. Backup withholding generally will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification, or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS. U.S. Holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules.

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

Foreign Exchange Risk

Our operating transactions and assets and liabilities are mainly denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the Renminbi has depreciated significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The net foreign exchange loss recognized in 2016 was insignificant. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. We received a reimbursement of US$1.2 million from the depository in 2016.

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

We received net proceeds of approximately US$200.0 million from our initial public offering. These net proceeds were fully applied in following investing activities:

•	approximately US$185.4 million for the purchase of new office buildings; and

•	the remainder for the purchase of long-term investments.

We have fully applied the net proceeds from our initial public offering as of the date of this annual report.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2016, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2016, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure. The material weakness in internal control over financial reporting reported in 2015 that existed in our disclosure controls and procedures was effectively remediated, and the material weakness no longer existed as of December 31, 2016. We are committed to monitoring the effectiveness of these measures and making any changes that are necessary and appropriate in the future.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2016 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2016 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this annual report.

Remediation of Material Weaknesses in Internal Control over Financial Reporting Reported in 2015

In connection with our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, we identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the PCAOB. The material weakness identified related to the lack of adequate resources with an appropriate level of knowledge in U.S. GAAP to properly account for significant complex transactions under U.S. GAAP. As a result, certain significant complex transactions in 2015 were not initially accounted for properly.

During 2016, we designed and implemented remedial measures to address the material weakness referred to above. The remedial measures that we implemented are as follows: (1) we hired a senior vice president in October 2015 who has relevant U.S. GAAP and SEC financial reporting knowledge and experiences and he started to lead and supervise the finance team to assist the chief financial officer to enhance the core finance team’s U.S. GAAP knowledge in 2016; (2) we hired an additional financial reporting manager, who obtained her U.S. CPA qualification in the State of New Hampshire in May 2013 and her working experiences in public accounting firm, to enhance the capability of the finance team; (3) we continually provided internal or external trainings on U.S. GAAP and SEC filing requirements to financial staff throughout the year; (4) we updated the comprehensive accounting manual to provide proper guidance for the company’s accounting treatment on complex transactions; and (5) we timely performed accounting assessment and documentation for new significant complex transactions appropriately in accordance with relevant U.S. GAAP guidance.

We consider that the actions we have taken, as listed above, have remediated the material weakness referred to the above, and strengthened our internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2016.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the years ended December 31, 2015 and 2016. We did not pay any other fees to our auditors during the periods indicated below.

	2015	2016
	(in thousands of RMB)
Audit fees(1)	20,865	19,000
Tax fees(2)	319	―
Other fees(3)	1,876	―

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements, review of quarterly financial information, and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements.

(2)	“Tax fees” represent the aggregate fees for professional services rendered by our principal auditors for tax compliance, tax advice and tax planning.

(3)	“Other fees” represent the aggregate fees for services rendered other than services reported under “Audit fees” and “Tax fees” above.

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

Other than the matters described above, there are no significant differences between our corporate governance practices and those followed by U.S. domestic companies under the NYSE Listed Company Manual.

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

4.6	English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

Exhibit Number	Description of Document
4.7	English translation of the Exclusive Option Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.8	English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.9	English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.10	Investor Rights Agreement, dated June 30, 2014, between the Registrant, Ohio River Investment Limited, Nihao China Corporation and Jinbo Yao (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2015).
4.11	English Summary of Cooperation Agreement, dated September 25, 2014, by and between Beijing Electronics Zone Investment and Development Co., Ltd. and Beijing Chengshi Wanglin Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.12	Share Purchase Agreement, dated February 28, 2015, by and among the Registrant, Anjuke Inc. and the other parties named therein (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.13	Share Purchase Agreement, dated April 17, 2015, by and among the Registrant and certain selling shareholders of Falcon View Technology (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.14	Registration Rights Agreement, dated April 20, 2015, by and among the Registrant and parties set forth in Schedule 1 thereto (incorporated herein by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.15	Investment Agreement, dated April 17, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on April 20, 2015).
4.16	Xiaoxiang International Technology Venture Capital LP Subscription Agreement, dated July 29, 2015, between Dream Wizard Inc. and Xiaoxiang International Technology Venture Capital LP (incorporated herein by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.17	Goliath Internet Opportunities, L.P. Subscription Agreement, dated July 31, 2015, between Dream Wizard Inc. and Goliath Internet Opportunities, L.P. (incorporated herein by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

Exhibit Number	Description of Document
4.18	Zero2IPO Partners I, L.P. Subscription Agreement, dated August 3, 2015, between Dream Wizard Inc. and Zero2IPO Partners I, L.P. (incorporated herein by reference to Exhibit 4.20 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.19	Bridge Loan Agreement, dated July 31, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on August 5, 2015).
4.20	Convertible Promissory Note, dated July 31, 2015, issued to Ohio River Investment Limited by the Registrant (incorporated herein by reference to Exhibit 2 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on August 5, 2015).
4.21	Amendment to Bridge Loan Agreement, dated December 11, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on December 15, 2015).
4.22	Convertible Promissory Note, dated December 11, 2015, issued to Ohio River Investment Limited by the Registrant (incorporated herein by reference to Exhibit 2 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on December 15, 2015).
4.23	Series A Preferred Shares Subscription Agreement, dated October 12, 2015, by and among the Registrant, 58 Daojia Inc. and other parties named therein (incorporated herein by reference to Exhibit 4.25 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.24	English translation of the Exclusive Business Cooperation Agreement between Beijing 58 Daojia Information Technology Co., Ltd. and Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.25*	English translation of the Amended and Restated Equity Interest Pledge Agreements among Beijing 58 Daojia Information Technology Co., Ltd., Tianjin 58 Daojia Home Services Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016.
4.26*	English translation of the Amended and Restated Exclusive Option Agreements among Beijing 58 Daojia Information Technology Co., Ltd., Tianjin 58 Daojia Home Services Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016.
4.27*	English translation of the Amended and Restated Power of Attorney issued by each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016.
4.28*	English translation of the Amended and Restated Loan Agreements between Beijing 58 Daojia Information Technology Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016.
4.29	English translation of the Exclusive Business Cooperation Agreement between Beijing Yangguang Gudi Science Development Co., Ltd. and Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015 (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.30	English translation of the Equity Interest Pledge Agreements among Beijing Yangguang Gudi Science Development Co., Ltd., Beijing Shanjing Kechuang Network Technology Co., Ltd. and each of the shareholders of Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015 (incorporated herein by reference to Exhibit 4.22 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.31	English translation of the Exclusive Option Agreements among Beijing Yangguang Gudi Science Development Co., Ltd., Beijing Shanjing Kechuang Network Technology Co., Ltd. and each of the shareholders of Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015 (incorporated herein by reference to Exhibit 4.33 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

Exhibit Number	Description of Document
4.32	English translation of Power of Attorney issued by each of the shareholders of Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015 (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.33	English translation of Loan Agreements between Beijing Yangguang Gudi Science Development Co., Ltd. and each of the shareholders of Beijing Shanjing Kechuang Network Technology Co., Ltd. dated August 6, 2015 (incorporated herein by reference to Exhibit 4.36 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.34*	English translation of Offshore Credit Agreement between China Merchants Bank., Ltd. and the Registrant dated March 30, 2016
4.35*	Share Subscription Agreement, dated April 18, 2017, by and among the Registrant, Magic Heart Inc., Zhuan Spirit Holdings Limited and Tencent Mobility Limited
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Han Kun Law Offices
99.1***	Consolidated Financial Statements of 58 Daojia Inc. as of December 31, 2015 and for the period November 27 to December 31, 2015
99.2***	Consolidated Financial Statements of 58 Daojia Inc. as of and for the year ended December 31, 2016
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

**	Furnished herewith

***	To be filed by amendment within six months of December 31, 2016

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

58.com Inc.

By:	/s/ Jinbo Yao
Name: Jinbo Yao
Title: Chairman and Chief Executive Officer

Date: May 1, 2017

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 58.com Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income/(loss), of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of 58.com Inc. and its subsidiaries at December 31, 2016 and December 31, 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As discussed in Note 2(c) to the consolidated financial statements, effective December 31, 2016, the Company changed its reporting currency of the consolidated financial statements from U.S. dollar to Renminbi.

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

May 1, 2017

58.com Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2015 and 2016

(in thousands, except share data and per share data, unless otherwise noted)

	As of December 31
	2015	2016	2016
	RMB	RMB	US$ Note 2(c)
ASSETS
Current assets:
Cash and cash equivalents	3,138,387	1,200,457	173,051
Restricted cash	31,436	1,151,940	166,057
Term deposits	—	26,361	3,800
Short-term investments	267,650	833,480	120,150
Accounts receivable (net of allowance for doubtful accounts of RMB38,214 and RMB51,719 as of December 31, 2015 and 2016, respectively)	350,860	424,892	61,250
Prepayments and other current assets	499,214	426,056	61,418
Total current assets	4,287,547	4,063,186	585,726
Non-current assets:
Property and equipment, net	799,315	1,480,921	213,481
Intangible assets, net	1,762,725	1,532,228	220,878
Land use rights, net	3,844	3,766	543
Goodwill	15,982,000	15,903,677	2,292,587
Long-term investments	2,510,280	2,118,461	305,386
Long-term prepayments and other non-current assets	1,034,583	223,767	32,257
Total non-current assets	22,092,747	21,262,820	3,065,132
Total assets	26,380,294	25,326,006	3,650,858
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,785,740	1,842,720	265,636
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB164,032 and RMB199,618 as of December 31, 2015 and 2016, respectively)	659,977	611,947	88,215
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB749,997 and RMB859,956 as of December 31, 2015 and 2016, respectively)	1,344,563	1,845,846	266,087
Customer advances (including customer advances of the consolidated VIEs without recourse to the Company of RMB378,371 and RMB296,595 as of December 31, 2015 and 2016, respectively)	981,429	1,236,076	178,186
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB17,471 and RMB14,740 as of December 31, 2015 and 2016, respectively)	66,336	62,084	8,950
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the Company of RMB251,826 and RMB254,958 as of December 31, 2015 and 2016, respectively)	513,742	553,506	79,790
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB79,012 and RMB205,441 as of December 31, 2015 and 2016, respectively)	2,181,205	727,904	104,931
Total current liabilities	7,532,992	6,880,083	991,795
Non-current liabilities:
Long-term loan	—	150,000	21,623
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB376,893 and RMB329,611 as of December 31, 2015 and 2016, respectively)	430,117	373,810	53,886
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of RMB2,000 and RMB nil as of December 31, 2015 and 2016, respectively)	25,928	69,937	10,082
Total non-current liabilities	456,045	593,747	85,591
Total liabilities	7,989,037	7,473,830	1,077,386
Commitments and contingencies (Note 25)
Mezzanine equity:
Mezzanine classified noncontrolling interests	97,647	86,457	12,463
Total mezzanine equity	97,647	86,457	12,463
Shareholders’ equity:
58.com Inc. shareholders’ equity Ordinary shares (US$0.00001 par value, 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) and 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) shares authorized, 283,068,677 (including 219,413,764 Class A and 63,654,913 Class B) and 289,670,997 (including 240,930,737 Class A and 48,740,260 Class B) shares issued and outstanding as of December 31, 2015 and 2016, respectively)	18	18	3
Additional paid-in capital	20,602,657	20,907,599	3,013,925
Accumulated deficit	(2,302,688)	(3,070,735)	(442,660)
Accumulated other comprehensive loss	(52,455)	(138,597)	(19,980)
Total 58.com Inc. shareholders’ equity	18,247,532	17,698,285	2,551,288
Noncontrolling interests	46,078	67,434	9,721
Total shareholders’ equity	18,293,610	17,765,719	2,561,009
Total liabilities, mezzanine equity and shareholders’ equity	26,380,294	25,326,006	3,650,858

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the Years Ended December 31, 2014, 2015 and 2016

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$ Note 2(c)
Revenues:
Membership	857,017	1,859,987	2,951,135	425,419
Online marketing services	768,316	2,414,906	4,363,777	629,058
E-commerce services	—	144,930	166,753	24,038
Other services	2,787	58,275	110,462	15,924
Total revenues	1,628,120	4,478,098	7,592,127	1,094,439
Cost of revenues(1)	(85,081)	(322,016)	(707,237)	(101,951)
Gross profit	1,543,039	4,156,082	6,884,890	992,488
Operating expenses(1):
Sales and marketing expenses	(1,106,689)	(4,316,217)	(4,941,380)	(712,322)
Research and development expenses	(268,336)	(760,796)	(1,107,897)	(159,708)
General and administrative expenses	(126,709)	(659,284)	(601,906)	(86,767)
Total operating expenses	(1,501,734)	(5,736,297)	(6,651,183)	(958,797)
Income/(loss) from operations	41,305	(1,580,215)	233,707	33,691
Other income/(expenses):
Interest income	52,399	26,098	24,755	3,569
Interest expense	—	(52,146)	(73,395)	(10,580)
Investment income/(loss), net	62,938	(172,728)	(145,411)	(20,962)
Share of results of equity investees	—	(717,616)	(926,740)	(133,594)
Gain on deconsolidation and disposal of businesses	—	765,072	79,581	11,472
Foreign currency exchange loss, net	(15,335)	(11,196)	(3,727)	(537)
Others, net	36,214	45,362	(12,713)	(1,833)
Income/(loss) before tax	177,521	(1,697,369)	(823,943)	(118,774)
Income tax benefits/(expenses)	(38,088)	48,786	50,980	7,349
Net income/(loss)	139,433	(1,648,583)	(772,963)	(111,425)
Add: Net loss attributable to noncontrolling interests	—	80,705	4,916	709
Less: Deemed dividend to mezzanine classified noncontrolling interests	—	(5,762)	(15,717)	(2,266)
Net income/(loss) attributable to 58.com Inc.	139,433	(1,573,640)	(783,764)	(112,982)
Net income/(loss)	139,433	(1,648,583)	(772,963)	(111,425)
Other comprehensive loss:
Foreign currency translation adjustment, net of nil tax	(3,192)	(69,708)	(76,027)	(10,960)
Unrealized gain/(loss) on available-for-sale securities	(6,804)	16,919	(13,104)	(1,889)
Reclassification into investment loss, net of nil tax	—	—	2,989	431
Total comprehensive income/(loss)	129,437	(1,701,372)	(859,105)	(123,843)
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	0.83	(6.70)	(2.73)	(0.39)
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.80	(6.70)	(2.73)	(0.39)
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (One ADS represents two ordinary shares)	1.65	(13.40)	(5.46)	(0.79)
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (One ADS represents two ordinary shares)	1.60	(13.40)	(5.46)	(0.79)
Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	168,589,273	234,811,986	286,975,068	286,975,068
Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	174,024,997	234,811,986	286,975,068	286,975,068

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2014	2015	2016
	RMB	RMB	RMB	US$ Note 2(c)
Cost of revenues	109	760	490	71
Sales and marketing expenses	8,579	44,049	59,017	8,508
Research and development expenses	14,772	59,314	98,515	14,201
General and administrative expenses	14,473	72,482	108,553	15,648

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2014, 2015 and 2016

(in thousands, except share data and per share data, unless otherwise noted)

	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares*	Amount	capital	deficit	income/(loss)	Interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2013	158,876,693	10	2,206,945	(874,243)	10,330	—	1,343,042
Net income	—	—	—	139,433	—	—	139,433
Share-based compensation	—	—	37,933	—	—	—	37,933
Exercise of share options	4,297,268	—	20,321	—	—	—	20,321
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(3,192)	—	(3,192)
Unrealized loss on available-for-sale securities	—	—	—	—	(6,804)	—	(6,804)
Issuance of ordinary shares upon follow-on offering, net of issuance costs of RMB7,712	4,000,000	—	441,379	—	—	—	441,379
Issuance of ordinary shares to Tencent Holdings Limited (“Tencent”), net of issuance costs of RMB644	36,805,000	2	4,530,564	—	—	—	4,530,566
Repurchase of ordinary shares from pre-IPO shareholders	(27,603,750)	(1)	(3,398,406)	—	—	—	(3,398,407)
Balance as of December 31, 2014	176,375,211	11	3,838,736	(734,810)	334	—	3,104,271
Net loss	—	—	—	(1,567,878)	—	(80,705)	(1,648,583)
Share-based compensation	—	—	174,749	—	—	1,856	176,605
Exercise of share options and restricted share units	1,657,086	—	21,583	—	—	—	21,583
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(69,708)	—	(69,708)
Unrealized gain on available-for-sale securities	—	—	—	—	16,919	—	16,919
Issuance of ordinary shares to Tencent	19,651,960	1	3,305,017	—	—	—	3,305,018
Equity consideration for acquisition of Anjuke Inc. (“Anjuke”)	4,839,372	—	577,961	—	—	—	577,961
Equity consideration for equity investment in Falcon View Technology (“Ganji”)	34,039,136	3	5,586,104	—	—	—	5,586,107
Equity consideration for step acquisition of Ganji	46,505,912	3	7,107,130	—	—	—	7,107,133
Subsequent settlement of receivables from option holders	—	—	873	—	—	—	873
Deconsolidation of 58 Daojia Inc. (“58 Home”)	—	—	—	—	—	(3,838)	(3,838)
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(5,762)	—	—	—	(5,762)
Acquisition of noncontrolling interests in subsidiaries	—	—	—	—	—	47,693	47,693
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	—	—	—	—	—	77,338	77,338
Other	—	—	(3,734)	—	—	3,734	—
Balance as of December 31, 2015	283,068,677	18	20,602,657	(2,302,688)	(52,455)	46,078	18,293,610
Net loss	—	—	—	(768,047)	—	(4,916)	(772,963)
Share-based compensation	—	—	256,153	—	—	10,422	266,575
Exercise of share options and restricted share units	6,602,320	—	20,942	—	—	—	20,942
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(76,027)	—	(76,027)
Unrealized loss on available-for-sale securities	—	—	—	—	(13,104)	—	(13,104)
Reclassification into investment loss, net of nil tax	—	—	—	—	2,989	—	2,989
Subsequent settlement of receivables from option holders	—	—	20,115	—	—	—	20,115
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(15,717)	—	—	—	(15,717)
Capital injection from noncontrolling interest shareholder	—	—	198	—	—	28,037	28,235
Disposal of Mighty Talent Limited (“Mayi”)	—	—	23,251	—	—	(12,187)	11,064
Balance as of December 31, 2016	289,670,997	18	20,907,599	(3,070,735)	(138,597)	67,434	17,765,719

* Ordinary shares include Class A ordinary shares and Class B ordinary shares, please refer to Note 22.

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2014, 2015 and 2016

(in thousands, except share data, unless otherwise noted)

	For the Year Ended December 31,
	2014	2015	2016	2016
	RMB	RMB	RMB	US$ Note 2(c)
Cash flows from operating activities:
Net income/(loss)	139,433	(1,648,583)	(772,963)	(111,425)
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation expenses	37,933	176,605	266,575	38,428
Depreciation and amortization expenses	34,438	209,144	406,827	58,646
Investment (income)/loss	(13,189)	230,619	(149)	(21)
Share of results of equity investees	—	717,616	926,740	133,594
Interest expense	—	52,146	73,395	10,580
Loss upon conversion of Guazi Convertible Note	—	—	84,177	12,134
Interest income from Guazi Convertible Note	—	—	(17,503)	(2,523)
Allowance for doubtful accounts and other current assets write-off	—	12,026	56,617	8,162
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	—	77,338	—	—
Bargain purchase gain	—	(10,641)	—	—
Gain on deconsolidation and disposal of businesses	—	(765,072)	(79,581)	(11,472)
Impairment loss of long-term investments and other non-current assets	—	6,119	172,125	24,813
Loss/(income) on disposal of property and equipment	248	3,814	(463)	(67)
Deferred income taxes	—	(34,759)	(56,358)	(8,124)
Foreign currency exchange loss, net	15,335	11,196	3,727	537
Changes in operating assets and liabilities, net of acquisitions and disposals:
Accounts receivable	(12,269)	(166,185)	(87,769)	(12,652)
Prepayments and other assets	(98,527)	(158,665)	(9,451)	(1,363)
Accounts payable	37,034	304,867	(38,522)	(5,553)
Deferred revenues	247,379	363,153	420,938	60,680
Customer advances	89,899	484,002	233,411	33,647
Salary and welfare payable	66,387	167,677	41,086	5,923
Taxes payable	31,428	4,060	(4,078)	(588)
Accrued expenses and other liabilities	31,188	162,061	269,068	38,787
Net cash provided by operating activities	606,717	198,538	1,887,849	272,143
Cash flows from investing activities:
Purchase of property and equipment	(199,631)	(1,255,553)	(212,449)	(30,625)
Purchase of intangible assets	—	(5,472)	(667)	(96)
Cash received for disposal of property and equipment	271	1,423	364	52
Purchase of land use rights	—	(3,843)	—	—
Purchase of long-term investments	(146,164)	(502,764)	(168,741)	(24,325)
Changes in restricted cash	—	—	(1,148,498)	(165,561)
Cash paid to term deposits and other advances	(2,360,475)	(122,274)	(181,160)	(26,115)
Proceeds from maturity of term deposits	1,543,263	2,003,584	10,530	1,518
Purchase of short-term investments	(4,011,438)	(2,951,880)	(9,701,600)	(1,398,530)
Proceeds from maturity of short-term investments	3,289,146	4,401,792	9,120,873	1,314,815
Cash paid for acquisition of Anjuke, net of acquisition of cash	—	(766,455)	(190,868)	(27,514)
Cash paid for equity investment in Ganji	—	(1,776,677)	(806,383)	(116,244)
Cash paid for step-acquisition of Ganji, net of acquisition of cash	—	(1,501,830)	(662,722)	(95,534)
Cash received/(paid) for acquisitions of other subsidiaries, net of acquisition of cash	997	(266,175)	(479)	(69)
Net cash received/(paid) upon deconsolidation and disposal of businesses	—	289,562	(6,227)	(898)
Purchase of convertible note issued by Guazi.com Inc. (“Guazi”)	—	(324,680)	—	—
Net cash used in investing activities	(1,884,031)	(2,781,242)	(3,948,027)	(569,126)
Cash flows from financing activities:
Proceeds from exercise of share options	20,203	21,390	21,131	3,046
Proceeds from short-term loans	—	2,457,240	2,853,303	411,317
Repayment of short-term loans	—	—	(2,994,038)	(431,604)
Proceeds from long-term loan	—	—	150,000	21,623
Proceeds from issuance of 4,000,000 Class A ordinary shares in follow-on offering	449,091	—	—	—
Proceeds from issuance of ordinary shares to Tencent	4,532,020	2,452,080	—	—
Payments for repurchase of ordinary share from pre-IPO shareholders	(3,399,015)	—	—	—
Payment for issuance expenses	(17,414)	—	—	—
Capital injection from noncontrolling interest shareholders	—	—	28,235	4,070
Net cash provided by financing activities	1,584,885	4,930,710	58,631	8,452
Effect of exchange rate changes on cash and cash equivalents	5,113	108,872	63,617	9,170
Net increase/(decrease) in cash and cash equivalents	312,684	2,456,878	(1,937,930)	(279,361)
Cash and cash equivalents at the beginning of the year	368,825	681,509	3,138,387	452,412
Cash and cash equivalents at the end of the year	681,509	3,138,387	1,200,457	173,051
Supplemental disclosure of cash flow information:
Income tax paid/(refund), net	7,349	(7,078)	3,541	510
Interest expense paid	—	—	74,861	10,792
Supplemental disclosure of non-cash activities:
Property and equipment in accounts payable	11,095	42,449	36,967	5,329
Deemed dividend to mezzanine classified noncontrolling interests	—	5,762	15,717	2,266
Equity consideration for acquisition of Anjuke	—	577,961	—	—
Equity consideration for equity investment in Ganji	—	5,586,107	—	—
Equity consideration for step acquisition of Ganji	—	7,107,133	—	—
Cash consideration payable for acquisition of Anjuke	—	188,068	—	—
Cash consideration payable for equity investment in Ganji	—	794,901	—	—
Cash consideration payable for step acquisition of Ganji	—	982,923	—	—
Early repayment of convertible note by issuance of ordinary share to Tencent	—	852,938	—	—
Non-cash consideration for investment in Tujia.com International (“Tujia”)	—	—	79,132	11,407

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

1.	Organization and principal activities

a.	Background

58.com Inc. (the "Company"), through its consolidated subsidiaries, including wholly-foreign owned enterprises (“WFOEs”), variable interest entities ("VIEs") and VIEs’ subsidiaries (collectively, the "Group"), is primarily engaged in the operation of an online marketplace serving local merchants and consumers in the People's Republic of China (the "PRC" or "China") through its websites 58.com, Ganji.com and Anjuke.com.

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

The Group began its operations in China in December 2005 through Beijing 58, a PRC limited liability company founded by Mr. Jinbo Yao, the chief executive officer of the Group, and several angel investors (collectively, “the Founding Shareholders”). Other entities within the Group listed above were established by the shareholders of the Company to facilitate the Group to conduct overseas financing and in anticipation of the Company’s initial public offering overseas.

Through a series of contemplated transactions in July 2006, Chengshi Wangxun (Beijing) Information Technology Co., Ltd., or Wangxun, was established to control Beijing 58 through contractual arrangements and to receive overseas financing from SB Asia Investment Fund II L.P. ("SAIF"). Through another series of contemplated transactions in 2010, CCNC BVI became the parent company of the Group and received additional overseas financing from DCM V.L.P. and DCM Affiliates Fund V.L.P. (collectively, the "DCM") via (i) the establishment of CCNC BVI, (ii) the repurchase and issuance of shares by CCNC BVI to provide shareholders with their prior proportionate equity interests in the Group, (iii) the establishment of subsidiaries CCIC HK and Wanglin, (iv) a change in Beijing 58's primary beneficiary from Wangxun to Wanglin, and (v) the issuance of preference shares to DCM. Throughout these reorganization transactions, the Group's business continued to be carried out by Beijing 58 without changes in senior management or changes in control of Beijing 58. Accordingly, pursuant to the guidance in Accounting Standards Codification ("ASC") 805, "Business Combinations", the new entities that were established to consolidate Beijing 58 were identified as the acquirees for accounting purposes and there was no change in financial statements preparation basis as the result of these reorganization transactions.

On October 31, 2013, the Company’s ADSs commenced trading on the New York Stock Exchange. The Company completed its IPO on November 5, 2013, and raised RMB1,228,217 (US$199,954) in proceeds after deducting underwriter commissions from the initial public offering of 12,650,000 ADSs, representing 25,300,000 Class A ordinary shares, at the price of US$17.0 per ADS. Concurrently with the Company’s IPO, the Company also raised RMB92,138 (US$15,000) from DCM Hybrid RMB Fund, L.P., a fund affiliated with DCM V, L.P., the Company’s existing shareholder, by private placement of 1,764,706 Class A ordinary shares at a price of US$8.50 per share. As a result of the initial public offering and the concurrent private placement, the Company raised an aggregate of approximately RMB1,320,355 (US$214,954) in net proceeds.

Upon the completion of the IPO, all of the Company’s 87,566,599 outstanding preference shares were converted into and the 44,245,388 outstanding ordinary shares were designated as Class B ordinary shares immediately as of the same date at one-for-one basis.

Please refer to Note 22 for the dual class structure and also issuance of ordinary shares since the Company closed its IPO in November 2013.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

c.	Acquisitions and disposals

In March 2015, the Company acquired Anjuke, a major online real estate listing platform in China, through the purchase of 100% equity interest in Anjuke Inc., a company incorporated under the laws of the Cayman Islands, for a combination of share consideration and cash, including approximately 4.8 million newly issued ordinary shares of the Company and RMB985,427 (US$160,198) in cash. The Company also issued approximately 0.2 million fully vested restricted share units of the Company to former Anjuke employees as part of the share consideration.

In April 2015, the Company acquired less than 50% equity stake in Falcon View Technology, or Ganji, the holding company of the PRC entities operating Ganji.com, a major online local services platform in China, for a combination of share consideration and cash, including approximately 34.0 million newly issued ordinary shares of the Company (one American Depositary Share, or "ADS", represents two ordinary shares) and RMB2,527,095 (US$412,237) in cash.

Concurrent with the aforementioned acquisition of a strategic stake in Ganji and incremental to its then existing share ownership of the Company, Tencent purchased additional newly issued ordinary shares of the Company for RMB2,452,080 (US$400,000) at a purchase price of US$26.00 per ordinary share, equivalent to US$52.00 per ADS.

In August 2015, the Company, as a limited partner, committed an aggregate of approximately 46.5 million newly issued ordinary shares and approximately RMB2,488,065 (US$406,673) in cash to several private equity funds, of which approximately 46.5 million ordinary shares and RMB1,666,546 (US$272,396) cash were contributed to the funds in August 2015. These funds are dedicated to investing in businesses in China and separately managed by different investment entities, as general partners, which are unaffiliated with each other and unaffiliated with the Company. These funds, together with Tencent, acquired all the remaining equity interest in Ganji in August 2015. The Company also transferred an aggregate of approximately 4.4 million fully vested restricted share units of the Company and approximately RMB311,825 (US$50,967) in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji. The Company considered that it has a controlling financial interest over the equity funds under the voting interest model, and as a result has consolidated Ganji since August 6, 2015.

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

In November 2015, the Company deconsolidated 58 Home upon the completion of issuance of Series A preference shares by 58 Home. Certain approval rights were granted to a noncontrolling preference shareholder of 58 Home in relation to (i) annual budget and (ii) employment of certain key management members of 58 Home, and such approval rights granted to the noncontrolling preference shareholder of 58 Home were considered as substantive participating rights in accordance with ASC 810-10. Accordingly, the Company deconsolidated 58 Home upon completion of the transaction and recognized a gain on deconsolidation of 58 Home of RMB292,849 (US$45,998).

In December 2015, the Company divested its controlling ownership stake in Guazi, a subsidiary that operates its consumer-to-consumer (C2C) used car trading platform, to Mr. Mark Haoyong Yang, former co-chairman of the board of directors and co-chief executive officer for a cash consideration of RMB324,680 (US$50,000). The Company concurrently used the proceeds of RMB324,680 (US$50,000) to invest in a RMB324,680 (US$50,000) non-interest bearing convertible note issued by Guazi (the “Guazi Convertible Note”), which is convertible into preference shares of Guazi to be issued in Guazi’s subsequent round of financing at the same price paid by other investors. Upon completion of the transaction, the Group retained approximately 45.6% equity stake in Guazi and no longer had the control over Guazi. Therefore, the Group deconsolidated Guazi since December 31, 2015 and recognized a gain on disposal of Guazi of RMB472,223 (US$73,240).

In March 2016, the Company converted the entire amount of Guazi Convertible Note into 62.5 million Series B1 convertible and redeemable preference shares of Guazi (the “Guazi Series B1 Shares”) based on a conversion price of US$0.80 per share. Please see Note 6 for details.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In June 2016, the Company disposed its entire interest in Mayi, a majority-owned subsidiary, which operates online C2C short stay rental business in Mainland China, to Tujia, one of the leading Chinese online booking platform for apartment rentals and home-stays in Mainland China, for approximately 3.9 million ordinary shares of Tujia (the “Tujia Ordinary Shares”). In addition to the disposal transaction, also in June 2016, the Company made additional investment in Tujia including the purchase of approximately 5.2 million Tujia Ordinary Shares and 2.3 million Series D preference shares of Tujia (the “Tujia Series D Preference Shares”) by (i) paying RMB65,874 (US$10,000) in cash, and (ii) providing future services with fair value of approximately RMB79,132 (US$12,043). Accordingly, the Company deconsolidated Mayi upon completion of the transaction and recognized a gain on disposal of Mayi of RMB79,581 (US$12,081). Please see Note 7 for details.

d.	Major consolidated subsidiaries and VIEs

In 2016, the Company's major consolidated subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Name	Date of incorporation and acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned and majority owned subsidiaries of the Company:
China Classified Network Corporation (“CCNC BVI”)	January 5, 2010	British Virgin Islands	100%
China Classified Information Corporation Limited (“CCIC HK”)	January 18, 2010	Hong Kong	100%
Beijing Chengshi Wanglin Information Technology Co., Ltd. (“Wanglin”)	March 8, 2010	PRC	100%
58 Tongcheng Information Technology Co., Ltd. ("58 Technology")	March 15, 2012	PRC	100%
Anjuke Inc. (“Anjuke”)	March 2, 2015	Cayman	100%
Ruiting Network Technology (Shanghai) Co., Ltd. (“Shanghai Ruiting”)	March 2, 2015	PRC	100%
58.com Holdings Inc. (“58 Holdings”)	July 11, 2014	British Virgin Islands	100%
Falcon View Technology (“Ganji”)	August 6, 2015	Cayman	*
Beijing Yangguang Gudi Science Development Co., Ltd. (“Yangguang Gudi”)	August 6, 2015	PRC	*

VIEs and VIEs’ subsidiaries:
Beijing 58 Information Technology Co., Ltd. (“Beijing 58”)	December 12, 2005	PRC	100%
58 Co., Ltd.	July 28, 2011	PRC	100%
Shanghai Ruijia Information Technology Co., Ltd.	March 2, 2015	PRC	100%
Beijing 58 Auto Technology Co., Ltd. (“Beijing 58 Auto”, formerly known as Beijing Leftbrain Network Technology Co., Ltd.)	November 26, 2015	PRC	59.5%
Beijing Shanjing Kechuang Network Technology Co., Ltd. (“Shanjing Kechuang”)	August 6, 2015	PRC	*

* Falcon View Technology, or Ganji, is the holding company of the PRC entities operating Ganji.com, a major online local services platform in China. In April 2015, the Company acquired a less than 50% equity stake in Ganji. In August 2015, the Company, as a limited partner, contributed newly issued Class A ordinary shares and cash to several private equity funds, which are managed by investment entities unaffiliated with each other and unaffiliated with the Company. These funds, together with Tencent, acquired all the remaining equity interest in Ganji in August 2015. Since then, the Company has consolidated the financial results of Ganji in its consolidated financial statements. See Note 4(b) for more information.

Note: 58 Daojia Inc. (“58 Home”) which was established on January 26, 2015, completed its Series A equity financing in November 2015. As certain approval rights were granted to a noncontrolling preference shareholder and such rights were considered as substantive participating rights in accordance with ASC 810-10, accordingly, the Company deconsolidated 58 Home and its subsidiaries and VIE upon completion of the transaction. See Note 5 for more information.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In 2016, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately RMB41,295.

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

Equity Interest Pledge Agreements

Under the equity interest pledge agreements among Wanglin, Beijing 58 and the shareholders of Beijing 58, as amended and restated, the shareholders pledged all of their equity interests in Beijing 58 to Wanglin to guarantee Beijing 58’s and Beijing 58’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Wanglin for services provided. If Beijing 58 or any of Beijing 58’s shareholders breaches its contractual obligations under the contractual arrangements, Wanglin, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing 58 in accordance with legal procedures. Wanglin has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Wanglin, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Beijing 58 and its shareholders discharge all their obligations under the contractual arrangements. These equity interest pledge agreements were registered with Chaoyang Branch of Beijing Administration for Industry and Commerce in July 2013.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

Exclusive Business Cooperation Agreement

The terms and arrangements of the exclusive business cooperation agreement between Yangguang Gudi and Shanjing Kechuang are substantially similar to those under the Beijing 58 Agreements. In 2016, Yangguang Gudi did not collect any service fee payments from Shanjing Kechuang in 2016.

Powers of Attorney

Each shareholder of Shanjing Kechuang has executed a power of attorney to irrevocably appoint Yangguang Gudi as the attorney-in-fact to act on the shareholder’s behalf. The terms of the powers of attorney are substantially similar to those under the Beijing 58 Agreements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

(iii)	58 Home’s Contractual Arrangements with Tianjin 58 Daojia Life Services Co., Ltd. (“Tianjin 58 Home”)

58 Home has through Beijing 58 Daojia Information Technology Co., Ltd. (“Beijing 58 Home”) entered into contractual arrangements with Tianjin 58 Home and its shareholders described below, which are referred to as the Tianjin 58 Home Agreements. Through the Tianjin 58 Home Agreements, Beijing 58 Home exercises control over the operations of Tianjin 58 Home and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Beijing 58 Home and Tianjin 58 Home, Beijing 58 Home agrees to provide certain technical and business support and related consulting services to Tianjin 58 Home in exchange for service fees. In addition, pursuant to the exclusive option agreements, Tianjin 58 Home is prohibited from declaring and paying any dividends without Beijing 58 Home’s prior consent and Beijing 58 Home enjoys an irrevocable and exclusive option to purchase Tianjin 58 Home shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a specified price equal to the loan amount provided by Beijing 58 Home to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, 58 Home can obtain all of the income and the residual interests of Tianjin 58 Home, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Tianjin 58 Home from its existing shareholders. As a result of the contractual arrangements, 58 Home consolidates the financial results of Tianjin 58 Home in accordance with U.S. GAAP. In July 2016, one shareholder of Tianjin 58 Home transferred his equity interest in Tianjin 58 Home to 58 Co., Ltd. As a result, Beijing 58 Home amended and restated its contractual arrangements with Tianjin 58 Home to reflect the change in shareholding of Tianjin 58 Home.

The Company had been consolidating 58 Home for the period before November 27, 2015 and accounted for its equity investment in 58 Home’s ordinary shares and preference shares as equity method investment and cost method investment, respectively since the date of the deconsolidation (See Note 5). The following contractual arrangements within 58 Home have been effective regardless of the deconsolidation of 58 Home by the Company.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

Risks in Relation to the VIE Structure

As of December 31, 2016, the aggregate accumulated losses of VIEs and VIEs’ subsidiaries were approximately RMB1,823,473, which has been included in the consolidated financial statements.

The following financial statement amounts and balances of the Group's VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2015 and 2016 and for the three years ended December 31, 2014, 2015 and 2016:

	As of December 31,
	2015	2016
	RMB	RMB
Cash and cash equivalents	450,021	351,860
Short-term investments	100,593	425,000
Accounts receivable, net	169,719	211,907
Prepayments and other current assets	120,254	141,508
Property and equipment, net	92,902	121,207
Long-term investments	45,953	149,489
Intangible assets, net and goodwill	16,317,227	16,052,273
Long-term prepayments and other non-current assets	56,100	38,047
Total assets	17,352,769	17,491,291
Accounts payable	164,032	199,618
Deferred revenues	749,997	859,956
Customer advances	378,371	296,595
Taxes payable	17,471	14,740
Salary and welfare payable	251,826	254,958
Inter-company payable	826,926	1,330,757
Accrued expenses and other current liabilities	79,012	205,441
Deferred tax liabilities	376,893	329,611
Other non-current liabilities	2,000	—
Total liabilities	2,846,528	3,491,676

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Revenue	625,457	1,669,685	2,459,689
Net loss	(24,230)	(853,773)	(457,054)
Net cash provided by operating activities	413,473	175,097	396,925
Net cash (used in)/provided by investing activities	(346,511)	212,875	(446,062)
Net cash provided by financing activities	—	—	28,235

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

As of December 31, 2016, the VIEs hold the ICP license, which is necessary for the operation of the website and provision of value-added telecommunications services in China, and have registered 784 trademarks, including and and 50 copyrights. The VIEs also have 6 registered patents and applied for the registration of 85 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

f.	Liquidity

As of December 31, 2016, current liabilities of the Group exceeded its current assets by RMB2,816,897, and the Group had an accumulated deficit of RMB3,070,735. For the year ended December 31, 2016, the Company had a net loss attributable to 58.com of RMB783,764. During the year ended December 31, 2014, 2015 and 2016, the net cash provided by the Group’s operating activities were RMB606,717, RMB198,538 and RMB1,887,849, respectively. During the year ended December 31, 2016, Mr. Jinbo Yao, the chief executive officer of the Group, pledged 12.4 million Class B ordinary shares personally owned by him as security for the Company's loan with China Merchants Bank Co. Limited (“CMB Bank”) in the amount of RMB1,780,955 (US$275,000), out of which the Company repaid RMB1,138,222 (US$167,500) principal and RMB42,072 (US$6,288) accrued interest as of December 31, 2016, and the remaining balance was fully paid on April 21, 2017. The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. The Group has adopted Accounting Standards Update (“ASU”) No.2014-15 “Presentation of Financial Statements – Going Concern” which addresses management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures if the substantial doubt exists. Based on the Group’s operating plan without considering any mitigating plan as discussed in ASU No. 2014-15, or any guarantee by related party, the management is of the opinion that, the Group’s current cash and cash equivalents and anticipated cash flow from operations provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next twelve months from the date the consolidated financial statements for the year ended December 31, 2016 are issued. As a result, the consolidated financial statements of the Group for the year ended December 31, 2016 have been prepared on a going concern basis.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(c)	Functional Currency and Foreign Currency Translation

The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is Chinese Renminbi ("RMB") as determined based on ASC 830, “Foreign Currency Matters”. Effective December 31, 2016, the Group changed its reporting currency from US$ to RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the consolidated statement of changes in shareholders’ equity. Total foreign currency translation losses adjustments, net of nil tax were RMB3,192, RMB69,708 and RMB76,027 for the years ended December 31, 2014, 2015 and 2016, respectively.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss). Total foreign currency exchange losses were RMB15,335, RMB11,196 and RMB3,727 for the years ended December 31, 2014, 2015 and 2016, respectively.

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the exchange rate of RMB6.9370 per US$1.00, the middle rate on December 30, 2016, the last business day in fiscal year 2016, as published on the website of the State Administration of Foreign Exchange of the PRC. No representation is made that the RMB amounts could have been, or could be converted into U.S. dollars at such rate.

(d)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

The following table sets forth a breakdown of the Group’s cash and cash equivalents by currency denomination, jurisdiction and geographical location as of December 31, 2015 and 2016:

	US$ in thousands					RMB in thousands					RMB in thousands
	USA	Hong Kong	China Non VIE	China VIE	Total	USA	Hong Kong	China Non VIE	China VIE	Total	Total translated to RMB
December 31, 2015	3,944	289,522	29,459	3,511	326,436	247,043	6	324,952	449,928	1,021,929	3,138,387
December 31, 2016	3	56,103	10,917	2	67,025	268	152	383,233	351,848	735,501	1,200,457

(e)	Restricted cash

Cash that is legally restricted from withdrawal and pledged as collateral with commercial banks for the Group’s short-term loans is reported separately on the face of the Group’s consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. Cash that is legally restricted from withdrawal amounted to RMB31,436 and RMB3,433 as of December 31, 2015 and 2016, respectively. Cash pledged with commercial banks for the Group’s short-term loans was RMB nil and RMB1,148,507, respectively as of December 31, 2015 and 2016.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(f)	Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months to up to one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income /(loss) during the periods presented.

(g)	Short-term investments

Short-term investments include investments in variable rate financial instruments which primarily consists of wealth management products with variable interest rates or principal non-guaranteed which were purchased from commercial banks and other financial institutions and investment in available-for-sale securities of a public traded company.

The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as investment income/(loss), net. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 20 for additional information.

The available-for-sale securities are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income or loss in equity. The Group reviews its available-for-sale securities for other-than-temporary impairment (“OTTI”) based on the specific identification method. If the cost of an investment exceeds the investment’s fair value, the Group considers quantitative and qualitative evidence including general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment in determining whether to record an OTTI. The Group disposed all available-for-sale securities in 2016 and recognized investment loss of RMB2,989 upon disposal in its consolidated statement of comprehensive income/(loss). Please see Note 8 for more details.

(h)	Accounts receivable, net

The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, accounts aging, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. An accounts receivable is written off after all collection effort has ceased. The Group recognized RMB11,672 and RMB13,737 allowance for doubtful accounts for the years ended December 31, 2015 and 2016, respectively.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(j)	Intangible assets, net

Intangible assets acquired through business acquisitions are recognized as assets separated from goodwill if they satisfy either the "contractual-legal" or "separability" criterion. Intangible assets purchased are recognized and measured at fair value upon acquisition.

Intangible assets with finite lives are carried at cost less accumulated amortization. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Customer relationships	2 - 3 years
Domain names and trademarks	9 - 10 years
Technology	4 - 5 years

Intangible assets with infinite lives are evaluated to determine the fair value annually. An impairment loss is recognized if the carrying amount exceeds the fair value. Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds the fair value of the asset.

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

In performing the two-step quantitative impairment test, the first step is to compare the fair values of each reporting unit to its carrying amount, including goodwill. If the fair value of each reporting unit exceeds its carrying amount, goodwill is not considered to be impaired and the second step will not be required. If the carrying amount of a reporting unit exceeds its fair value, the second step is to compare the implied fair value of goodwill to the carrying value of a reporting unit's goodwill. The implied fair value of goodwill is determined in a manner similar to accounting for a business combination with the allocation of the assessed fair value determined in the first step to the assets and liabilities of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to the assets and liabilities is the implied fair value of goodwill. This allocation process is only performed for the purposes of evaluating goodwill impairment and does not result in an entry to adjust the value of any assets or liabilities. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets, liabilities and goodwill to reporting units, and determining the fair value of each reporting unit.

The Group performs impairment tests in the fourth quarter of each year. No impairment loss was recognized for all periods presented.

(m)	Long-term investments

Long-term investments represent the Group’s investments in privately held companies.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity’s common stock.

For long-term investments in equity securities that are not accounted for using equity method of accounting, and that have no readily determinable fair value, the cost method of accounting is used.

The Company assesses its long-term investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income/(loss).

Impairment charges in connection with the cost method investments of RMB nil, RMB6,119 and RMB142,125 were fully recorded in investment income/(loss), net in the consolidated statements of comprehensive income/(loss) for the years ended December 31, 2014, 2015 and 2016, respectively, because the investees operation metrics were not performing to the expectations. No impairment charges in connection with the equity method investments were recorded for the years ended December 31, 2014, 2015 and 2016.

(n)	Impairment of other long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Impairment charges of other long-lived assets of RMB nil, RMB nil and RMB30,000 were recognized for the years ended December 31, 2014, 2015 and 2016, respectively.

(o)	Fair value

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

Level 1 — Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets

Level 2 — Include other inputs that are directly or indirectly observable in the marketplace

Level 3 — Unobservable inputs which are supported by little or no market activity

The Group measures the fair value of assets and liabilities by two main approaches: (1) market approach and (2) income approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts.

The Group’s financial instruments mainly include cash and cash equivalents, term deposits, short-term investments, accounts receivable, accounts payable, deferred revenues, customer advances, and accrued liabilities and other current liabilities. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The Company measures certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis; intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized. Please see Note 20 for additional information.

(p)	Customer advances

Customers pay in advance to purchase membership services, online marketing services and other services. The cash proceeds received from customers are initially recorded as customer advances and then transferred to deferred revenues when they are used to purchase desired services.

(q)	Revenue recognition

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

 The Group has adopted the gross presentation for business tax and related surcharges pursuant to ASC 605-45, "Revenue Recognition: Principal Agent Considerations". The amount of business tax and related surcharges included in cost of revenues were RMB10,027, RMB23,075 and RMB37,067 for the years ended December 31, 2014, 2015 and 2016, respectively. Effective January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax ("VAT") Pilot Program for certain industries in certain regions. According to the implementation circulars released by the Ministry of Finance and the State Administration of Taxation on the Pilot Program, the "Modern Service Industries" includes research, development and technological services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. Subsidiaries in different regions were affected at different times as the program was rolled out. All of the Company’s entities were subject to the VAT Pilot Program as of December 31, 2016. With the adoption of the Pilot Program, the Group’s revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. Accordingly, the Group has adopted the net presentation of VAT.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

The Group enters into promotional service agreements with real estate developers pursuant to which the Group is authorized to sell discount coupons with face value ranging from RMB2 to RMB100 to prospective home buyers. The home buyers are required to prepay the full face value of the coupon to the Group before they can use the coupon to purchase specified properties from the real estate developers at a discount significantly greater than the coupon value. The coupon purchased by prospective home buyers is refundable before a purchase of the specified properties prior to the expiry date of the coupon. The Group recognizes revenues when home buyers apply the discount coupon to pay for the purchase price of the specified properties from real estate developers. Cash received in advance of the purchase of specified properties is recorded as customer advances.

(iv)	Other services

Other services mainly include various off-line services provided. For the year ended December 31, 2016, other services revenue is primarily derived from offline recruiting services provided. The Group recognizes other service revenue when the related service is rendered.

(r)	Cost of revenues

Cost of revenues mainly consists of traffic acquisition cost paid to 58.com advertising union partner as well as costs associated with the production and operation of websites, which include fees paid to third parties for internet connection, content and services, payroll-related expenses, equipment depreciation associated with the website production and operation, and business taxes, etc.

(s)	Advertising expenses

Advertising costs are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising costs are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2014, 2015 and 2016, advertising expenses recognized in the consolidated statements of comprehensive income/(loss) were RMB451,172, RMB1,811,852 and RMB2,040,020, respectively. Out of the total advertising expenses, the advertising expenses charged by the Group’s related party Tencent amounted to approximately RMB9,142, RMB152,099 and RMB351,095 for the year ended December 31, 2014, 2015 and 2016, respectively.

(t)	Research and development expenses

Research and development expenses mainly consist of personnel, rent and depreciation expenses associated with the development of and enhancement to the Group’s websites and expenses associated with research and development. The research and development expenses are expensed as incurred for all the periods presented.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

(u)	Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessors are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of comprehensive income/(loss) on a straight-line basis over the terms of underlying lease.

(v)	Share-based compensation

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

See Note 23 for further information regarding share-based compensation assumptions and expenses.

(w)	Income taxes

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

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income/(loss). The Group did not have any significant interest or penalties associated with tax positions as of December 31, 2014, 2015 and 2016. As of December 31, 2014, 2015 and 2016, the Group did not have any significant unrecognized uncertain tax positions.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(x)	Employee benefits

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

The Group recorded employee benefit expenses of RMB89,078, RMB338,638 and RMB476,989 for the years ended December 31, 2014, 2015 and 2016, respectively.

(y)	Government grants

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

For the years ended December 31, 2014, 2015 and 2016, the Group recognized government grants of RMB35,018, RMB30,015 and RMB72,325, respectively in others, net in the consolidated statements of comprehensive income/(loss).

(z)	Ordinary shares

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

(aa)	Business combination, noncontrolling interests and mezzanine classified noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 "Business Combinations". The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference will be recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

(ab)	Statutory reserves

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

As of December 31, 2016, the Group had statutory reserve fund amounted to RMB129,610.

(ac)	Related parties

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

(ad)	Earnings/(loss) per share

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(ae)	Comprehensive income/(loss)

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

(af)	Segment reporting

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

(ag)	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition”. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral results in the new revenue standards’ being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Group will apply the new revenue standard under the modified retrospective approach, effective January 1, 2018. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. The Group is currently in the process of analyzing its revenue in accordance with the new revenue standard to determine the impact on the consolidated financial statements and related disclosures.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The amendments in this update are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Group is in the process of evaluating the impacts the adoption of this update will have on its consolidated financial statements as current deferred tax assets were RMB609 and non-current deferred tax liabilities were RMB373,810 as of December 31, 2016.

In January 2016, the FASB issued ASU No.2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which provides guidance for the recognition, measurement, presentation, and disclosure of financial assets and liabilities. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. The Group is in the process of evaluating the impacts the adoption of this update will have on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)”, which amends the existing accounting standards for lease accounting. For operating leases, ASU No.2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet with terms of more than twelve months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. The Group is currently assessing the potential effects the adoption of this update will have on its consolidated financial statements and related disclosures.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718),” which intends to improve the accounting for employee share-based payments. This standard addresses several aspects of the accounting for share-based payment award transactions, including: (a) income tax consequences; (b) classification of awards as either equity or liabilities; (c) classification on the statement of cash flows; and (d) accounting for forfeitures of share-based payments. This standard will be effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods, with early adoption permitted. The Group is currently assessing the potential effects the adoption of this update will have on its consolidated financial statements and related disclosures.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326),” which requires entities to measure all expected credit losses for financial assets held at the reporting date. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. For available-for-sale debt securities, entities will be required to record allowances rather than reduce the carrying amount, as they do today under other-than-temporary impairment model. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years.  The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments,” which addresses the following eight specific cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements and related disclosures.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard should be applied using a retrospective transition method to each period presented. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” which clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions or disposals of assets or businesses. Public business entities should apply the amendments in this Update to annual periods beginning after December 15, 2017, including interim periods within those periods. Early application of the amendments in this Update is allowed as follows: 1. For transactions for which the acquisition date occurs before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance; 2. For transactions in which a subsidiary is deconsolidated or a group of assets is derecognized that occur before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The standard should be applied prospectively on or after the effective date. The Group will evaluate the impact of adopting this standard prospectively upon any transactions of acquisitions or disposals of assets or businesses.

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

 There was no customer whose revenue represented over 10% of total revenues in 2014, 2015 and 2016.

The accounts receivable from one internet search company represented approximately 13% and 5% of total accounts receivable as of December 31, 2015 and 2016, respectively. No other customer has receivables representing over 10% of total accounts receivable.

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

On March 2, 2015, the Group completed the acquisition of 100% equity interest of Anjuke, a major online real estate listing platform in China which allows potential home buyers and renters to search for primary and secondary real estate. This transaction allows the Group to create China’s largest secondary and rental real estate platform by combining the Group’s housing content category with Anjuke’s platform. Total consideration for this acquisition consisted of approximately 4.8 million newly issued ordinary shares and approximately 0.2 million fully vested RSUs of the Company and RMB985,427 (US$160,198) in cash.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The allocation of the purchase price is as follows:

	Amounts
	RMB	Amortization Years

Net assets acquired	39,651
Amortizable intangible assets
Domain names and trademarks	168,279	10
Technology	59,681	5
Customer relationship	14,676	2
Goodwill	1,341,760
Deferred tax liabilities	(60,659)
Total	1,563,388

Total purchase price comprised of
-Cash consideration	985,427
-Equity consideration	577,961
Total	1,563,388

The total cash consideration of RMB985,427 (US$160,198) less cash acquired of RMB40,510 (US$6,590) and cash consideration payable of RMB188,068 (US$28,962) resulted in a net cash outlay of RMB766,455 (US$124,646) at the acquisition date. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill primarily represents the expected synergies from combining the Group’s housing content category with Anjuke’s platform. The goodwill is not expected to be deductible for tax purposes. No subsequent purchase price adjustment has been made.

All the cash consideration payable has been settled as of December 31, 2016.

(b)	Investment and consolidation of Falcon View Technology ("Ganji")

(i) Equity investment in Ganji

On April 20, 2015, the Group acquired from Ganji’s shareholders certain number of ordinary and preference shares of Ganji which accounted for less than 50% equity stake in Ganji, the holding company of the PRC entities operating Ganji.com, a major online local services platform in China for consideration consisting approximately 34.0 million newly issued ordinary shares of the Company and RMB2,527,095 (US$412,237) in cash. The RMB2,527,095 (US$412,237) of total cash consideration less consideration payable of RMB794,901 (US$122,413) resulted in a net cash outlay of RMB1,776,677 (US$289,824) upon the completion of the equity investment. (the “Transaction (i)”)

The investment in the ordinary shares of Ganji was accounted for as equity method investment based on the equity interest of 31.6% attributable to the acquired ordinary shares of Ganji in accordance with ASC 323. During the period from April 20, 2015 to August 6, 2015, the Group recognized its proportionate share of Ganji’s net loss, which amounted to RMB657,387 (US$103,550), into the consolidated statements of comprehensive income/(loss).

The investment in the preference shares of Ganji was accounted for as cost method investment in accordance with ASC 325-20 because the preference shares of Ganji acquired by the Group were not in-substance common stocks and there was no readily determinable fair value of the Ganji shares.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In accordance with Rule 4-08(g) of Regulation S-X, the Company summarized condensed financial information of Ganji for the period in which it was accounted for by equity method.

For the period from April 20 to August 6, 2015
RMB
Operating data:
Revenues	325,525
Gross profit	295,029
Loss from operations	(2,101,364)
Net loss	(2,082,803)
Net loss attributable to Ganji’s shareholders	(2,080,336)

As of August 6, 2015
Balance sheets data:	RMB
Current assets	1,043,498
Non-current assets	1,618,241
Current liabilities	1,012,294
Non-current liabilities	392,849
Mezzanine equity	30,135
Total shareholders’ equity	1,226,461

(ii)	Investment in private equity funds which invested in Ganji

On July 31, 2015, the Company issued a convertible note to Tencent for a cash consideration of RMB2,447,240 (US$400,000) (See Note 16). Subsequently, the Company committed the whole RMB2,447,240 (US$400,000) proceeds from this transaction, together with additional cash of RMB40,825 (US$6,673) from the Company and approximately 46.5 million newly issued ordinary shares of the Company to several private equity funds (the “Equity Funds”) of which approximately 46.5 million newly issued ordinary shares and RMB1,666,546 (US$272,396) cash were contributed to the funds in August, 2015.These funds are dedicated to investing in businesses in China and separately managed by different investment entities, as general partners, and they are unaffiliated with each other and unaffiliated with the Company. These funds, together with Tencent, acquired all the remaining equity interests in Ganji on August 6, 2015 (the “Transaction (ii)”).  The Company also transferred an aggregate of approximately 4.4 million fully vested restricted share units of the Company and approximately RMB311,825 (US$50,967) in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji.

Upon the completion of the transactions on August 6, 2015, Ganji was directly owned by the Company as a result of the Transaction (i) and by the Equity Funds and Tencent as a result of the Transaction (ii).

The Company decided to early adopt ASU No. 2015-2, which is a new consolidation standard, to account for the investment in the Equity Funds and hence Ganji. Although the Company is a limited partner of the Equity Funds, the Company has a substantive kick-out right and holds the majority shareholding in the Equity Funds, and there are no other limited partners holding substantive participating right to the Equity Funds. Therefore the Company considered that it has a controlling financial interest over the Equity funds under the voting interest model, and as a result has consolidated Ganji since August 6, 2015. The financial results of Ganji were no longer reflected in the financial statement line item of “share of results of equity investees”. The Company accounted for the Transaction (ii) as step acquisition of Ganji on August 6, 2015. The Group believes the investment in the Equity Funds which acquired Ganji will allow the Group to leverage the Ganji platform and create business synergy for the Group’s online local services platform.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

On the acquisition date of Ganji, the mezzanine classified noncontrolling interest is recognized and measured at fair value by the Company in accordance with ASC 805-20-30-1 and ASC 480-10-S99-3A and the Company’s previously held interest in Ganji (i.e. the less than 50% investment as a result of Transaction (i)) was remeasured to fair value on the same date in accordance with ASC 805-10-25-10.

By applying a market approach and an income approach, the fair value of the mezzanine classified noncontrolling interest and the fair value of the previously held equity interest in Ganji were estimated to be RMB86,507 (US$14,140) and RMB7,248,199 (US$1,184,714), respectively. These fair value measurements of the noncontrolling interest and the previously held equity interest are based on significant inputs not observable in the market, and thus represent Level 3 measurements. The Group recognized a loss of RMB224,302 (US$35,217) as a result of the remeasurement of the previously held equity interest in Ganji upon completion of the step acquisition in Ganji.

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

The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. The allocation of the purchase price is as follows:

	Amounts
	RMB	Amortization Years

Net assets acquired	78,605
Amortizable intangible assets
Domain names and trademarks	1,435,918	9.4
Technology	148,670	4.4
Mezzanine classified noncontrolling interest	(86,507)
Goodwill	15,974,683
Deferred tax liabilities	(396,147)
Total	17,155,222
Total purchase price comprised of
-Cash consideration	2,799,890
-Equity consideration	7,107,133
-Fair value of previously held equity interests	7,248,199
Total	17,155,222

The total cash consideration of RMB2,799,890 (US$457,640)less cash acquired of RMB377,039 (US$61,627) and consideration payable of RMB982,923 (US$151,368) resulted in a net cash outlay of RMB1,501,830 (US$244,645) at the acquisition date. The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill primarily represents the expected synergies from combining the Group’s 58.com platform with Ganji’s platform and fully integrating each service category. The goodwill is not expected to be deductible for tax purposes. No subsequent purchase price adjustment has been made.

During the year of 2016, RMB806,383 (US$122,413) was paid for transaction(i) and RMB662,722 (US$100,540) was paid for transaction (ii). As of December 31, 2016, the consideration payable balance was RMB305,818 (US$44,085).

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	Amounts
	RMB	Amortization Years

Net assets acquired	162,255
Amortizable intangible assets
Domain names and trademarks	52,100	9-10
Technology	5,300	4-5
Customer relationship	10,600	2-3
Goodwill	175,343
Deferred tax liabilities	(7,175)
Bargain purchase gain	(10,641)
Less noncontrolling interest	(48,250)
Total consideration in cash	339,532

The total cash consideration of RMB339,532 less cash acquired of RMB66,878, cash consideration payable of RMB2,479 and consideration prepaid in 2014 of RMB4,000 resulted in a net cash outlay of RMB266,175 at the acquisition date.

During 2016, RMB479 was paid and as of December 31,2016, the consideration payable balance is RMB2,000.

(d)	Unaudited pro forma total revenue and net loss of the Group reflecting acquisitions made in 2015

The total revenue and net loss arising from acquisitions made in 2015 that are included in the Group’s consolidated statement of comprehensive income/(loss) for the year ended December 31, 2015 were RMB1,179,517 and RMB500,524, respectively.

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

	For the year ended December 31,
	2014 (unaudited)	2015 (unaudited)
	RMB	RMB
Pro forma total revenues	2,854,782	5,221,763
Pro forma net loss	(595,009)	(3,441,828)

5.	Deconsolidation of 58 Home

58 Home has been the holding company of the 58 Home business and a majority owned entity of the Company since its establishment in late 2014. The Company owned 80 million ordinary shares issued by 58 Home (“58 Home Ordinary Shares”).

In February 2015, 58 Home adopted its 2015 Share Incentive Plan (“58 Home 2015 Plan”). In February 2015, 58 Home granted 9.1 million restricted shares to the selected management members of 58 Home. In April 2015, 58 Home further granted approximately 1.9 million restricted shares to a senior management member of the Company. All of these restricted shares were fully vested on the respective grant dates. Share-based compensation expense amounted to RMB12,151 was recognized for the period from respective grant dates to November 27, 2015 with respect to the grant of the restricted shares. These holders of restricted shares are referred to as “noncontrolling interests” of 58 Home. Other share-based awards granted by 58 Home to its employees were discussed in Note 23.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

On October 12, 2015, a share subscription agreement (the “58 Home Share Subscription Agreement”) was entered into among 58 Home and certain investors whereby 58 Home agreed to issue to the investors 40.8 million Series A convertible preference shares (“58 Home Series A Preference Shares”), at a price of US$7.3529 per share, amounting to an aggregate purchase price of RMB1,917,450 (US$300,000). Investors of the 58 Home Series A Preference Shares included the Company who paid RMB63,915 (US$10,000) for approximately 1.4 million 58 Home Series A Preference Shares and other new investors who paid RMB1,853,535 (US$290,000) aggregately to subscribe the remaining approximately 39.4 million 58 Home Series A Preference Shares.

Before closing of the transaction, in November 2015, pursuant to the 58 Home Share Subscription Agreement, the Company unilaterally contributed RMB640,743 (US$100,638) as additional paid-in capital to 58 Home by waiving RMB640,743 (US$100,638) receivable from 58 Home. Because the noncontrolling ordinary shareholders of 58 Home are employees of the Group, the unilateral capital contribution by the Company resulted in the increase in the noncontrolling interests of 58 Home by RMB77,338 (US$12,147) and the corresponding amount was recognized as employee compensation expense in the Group’s consolidated statements of comprehensive income/(loss).

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

On the date of deconsolidation, the Group derecognized the assets and liabilities, including allocated goodwill attributable to 58 Home, which amounted to RMB1,329,341 (US$207,833), derecognized noncontrolling interests of 58 Home and recognized the investment in 58 Home Series A Preference Shares at fair value of RMB63,915 (US$10,000), the investment in 58 Home Ordinary Shares at fair value of RMB1,636,224 (US$256,000), and a gain on deconsolidation of 58 Home of RMB292,849 (US$45,998).

Subsequent to the completion of the transaction, the Group continued to retain equity interest in 58 Home through its ownership of 80 million 58 Home Ordinary Shares, representing 87.9% ordinary share equity interest in 58 Home, and of approximately 1.4 million 58 Home Series A Preference Shares. The Company’s investment in 58 Home Ordinary Shares was accounted for as equity method investment in accordance with ASC 323. The Company has shared 87.9% of net loss of 58 Home for the period from November 27, 2015 to December 31, 2015 and recorded an investment loss of RMB59,883 (US$9,288). On the other hand, the Company’s investment in the 58 Home Series A Preference Shares was accounted for as cost method investment in accordance with ASC 325-20 because the preference shares were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

In accordance with Rule 4-08(g) of Regulation S-X, the Company summarized the condensed financial information of 58 Home for the period in which it was accounted for by equity method.

	For the period from November 27 to December 31, 2015	For the year ended December 31, 2016
	RMB	RMB
Operating data:
Total revenues	331	114,484
Gross profit/(loss)	(556)	90,527
Loss from operations	(69,994)	(975,358)
Net loss	(68,103)	(1,015,209)

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	As of December 31,
	2015	2016
Balance sheets data:	RMB	RMB
Current assets	1,517,326	1,286,858
Non-current assets	540,938	118,233
Current liabilities	165,275	376,174
Mezzanine equity	1,948,080	2,081,100
Total shareholders’ deficit	(55,091)	(1,052,183)

Intangible assets amounted to RMB304,500 and the related deferred tax liability amounted to RMB76,125 were recognized on the date of the deconsolidation as a result of attributing the basis difference between the Company’s initial cost of investment in 58 Home and the Company’s share of the carrying value of the net assets of 58 Home. During the years ended December 31, 2015 and 2016, the basis difference arising from the abovementioned asset and liability aggregately resulted in net increase of RMB2,034 and RMB24,405, respectively in the Company’s share of 58 Home’s losses in the consolidated statement of comprehensive income/(loss).

6.	Disposal of Guazi and conversion of Guazi Convertible Note

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

On December 31, 2015, the following transactions were completed pursuant to a share purchase agreement, dated November 25, 2015, by and among the Company, the entities of Guazi and Mr. Haoyong Yang, former co-chairman of the Company’s board of directors (the “Guazi Purchaser”):

•	The Company transferred 54.4% ownership interest in Guazi to the Guazi Purchaser in return for cash proceeds of RMB324,680 (US$50,000).

•	The Company concurrently used the proceeds of RMB324,680 (US$50,000) to invest in a RMB324,680 (US$50,000) non-interest bearing Guazi Convertible Note. The Guazi Convertible Note is convertible into preference shares of Guazi to be issued in Guazi’s subsequent round of financing at the same price paid by other investors.

•	The Company retained 45.6% ownership interest in Guazi by purchasing 38.8 million Series A convertible and redeemable preference shares of Guazi (the “Series A Guazi Shares”) at the par value of the shares.

The negotiation and execution of the transactions mentioned above were not dependent with the acquisition of Ganji.

As a result of the Company’s loss of control over Guazi on December 31, 2015, the Company derecognized the assets and liabilities, including allocated goodwill attributable to Guazi, which amounted to RMB180,445 (US$27,788), and recognized the investment in Series A Guazi Shares at fair value of RMB348,602 (US$53,684), the investment in Guazi Convertible Note at fair value of RMB307,212 (US$47,310), a gain on disposal of Guazi of RMB472,223 (US$73,240) on December 31, 2015.

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

Subsequently, the investment in Series A Guazi Shares was accounted for under cost method in accordance with ASC 325-20 as the shares held by the Company were not considered in-substance common stock and the shares do not have readily determinable fair value. The Company also determined that the host contract of Series A Guazi Shares is equity in nature and there was no embedded derivative that needs to be separately accounted for in accordance with ASC 815-15-25-1.

The Company accounted for its investment in Guazi Convertible Note under ASC 310 which was carried at amortized cost using effective interest rate method and presented it as a long term prepayment for additional shares of Guazi upon note conversion.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In March 2016, the Company converted the entire amount of Guazi Convertible Note into 62.5 million Guazi Series B1 Shares based on a conversion price of US$0.80 per share. Upon the conversion, the Company recognized a loss of RMB84,177 (US$12,938) in “others, net” in its consolidated statement of comprehensive income/(loss), which resulted from different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares, although the conversion price was the same as the issuance price paid by other Series B preference share investors of Guazi. The different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares were resulted from negotiation between the Company and various investors during Guazi Series B round of financing which commenced and completed in the first quarter of 2016.

The Guazi Series B1 Shares was measured at fair value of RMB239,468 (US$37,063) on the date of conversion with the assistance of a third-party independent valuation specialist. The fair value was based on significant inputs not observable in the market, and thus represented Level 3 measurements. The investment in Guazi Series B1 Shares was accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price.

7.	Disposal of Mayi and concurrent investment in Tujia

On June 20, 2016, the Company disposed its entire interest in Mayi, a majority-owned subsidiary which is engaged in online marketplace business for people to list and reserve short-term accommodations in Mainland China to Tujia, a competitor in the short-term accommodation business in Mainland China. The disposal of interest included an aggregate number of 16 million ordinary shares and approximately 1.7 million Series A preference shares of Mayi (the “Disposal Transaction”). In return, approximately 3.9 million Tujia Ordinary Shares were issued to the Company.

In addition to the Disposal Transaction, on June 20, 2016, the Company made additional investment in Tujia including the purchase of approximately 5.2 million Tujia Ordinary Shares and 2.3 million Tujia Series D Preference Shares by (i) paying RMB65,874 (US$10,000) in cash, and (ii) providing future services with fair value of approximately RMB79,132 (US$12,043) (the “Investment Transaction”).

Upon completion of the above transactions, the Company derecognized the assets and liabilities, including allocated goodwill attributable to Mayi, amounted to RMB78,323 (US$11,920). As a result of the disposal of Mayi, the Company recognized a gain on disposal of Mayi of approximately RMB79,581 (US$12,081) and obtained less than 5% ownership in Tujia through its investment in an aggregate number of approximately 9.2 million Tujia Ordinary Shares and 2.3 million Tujia Series D Preference Shares. The Company's investment in Tujia Ordinary Shares was accounted for as cost method as the Company does not have ability to exercise significant influence over operating and financial policies of Tujia through the investment in Tujia Ordinary Shares and the shares do not have readily determinable fair value or quoted market price. The Company's investment in Tujia Series D Preference Shares was also accounted for as cost method because the Tujia Series D Preference Shares were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

8.	Short-term investments

Short-term investments consisted of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Variable-rate financial instruments	190,590	833,480
Available-for-sale securities	77,060	—
Total	267,650	833,480

Variable-rate financial instruments represent investments in wealth management products with variable interest rates or principal non-guaranteed which were purchased from commercial banks and other financial institutions. The fair values are based on cash flow discounted using the judgment that expected return will be obtained upon maturity.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The Group purchased stock of a US listed company in private placement in December 2014 at a cost of RMB61,184 (US$10,000) and accounted for it as available-for-sale securities. In April 2016, the Group received total cash proceeds of RMB61,776 (US$9,539) and recognized approximately RMB2,989 (US$461) investment loss upon the disposal of the available-for-sale securities.

9.	Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2015	2016
	RMB	RMB
Accounts receivable	389,074	476,611
Allowance for doubtful accounts	(38,214)	(51,719)
Accounts receivable, net	350,860	424,892

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2015	2016
	RMB	RMB
Balance at beginning of year	—	38,214
Addition due to acquisition	29,430	—
Provisions	15,951	14,694
Reversals	(4,279)	(957)
Write-offs	(2,888)	(232)
Balance at end of year	38,214	51,719

10.	Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2015	2016
	RMB	RMB
Prepaid advertising fees	79,216	105,252
Employee advances	71,131	84,589
Input VAT	76,600	72,337
Rental and other deposits	126,614	52,062
Prepaid rental	33,759	32,751
Notes and other receivables	46,184	24,612
Prepayment for service fees	46,787	16,577
Others	18,923	37,876
Total	499,214	426,056

The prepaid advertising fees represent prepayments to third parties for advertising services, mainly through television, internet and outdoor media. The advertising expenses are recognized in sales and marketing expenses subsequently, when the services are received.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

11.	Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2015	2016
	RMB	RMB
Buildings	519,309	1,172,236
Computers and equipment	364,136	463,461
Leasehold improvements	109,452	138,463
Software	22,827	39,909
Furniture and fixtures	15,140	19,008
Motor vehicles	8,029	7,173
Total	1,038,893	1,840,250
Less: Accumulated depreciation	(239,578)	(359,329)
Net book value	799,315	1,480,921

 Depreciation expenses for the years ended December 31, 2014, 2015 and 2016 were RMB34,360, RMB91,471 and RMB175,636, respectively.

12.	Intangible assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2015	2016
Cost	RMB	RMB
Domain names and trademarks	1,642,175	1,642,844
Technology	215,065	215,065
Customer relationship	25,616	25,616
Total	1,882,856	1,883,525
Accumulated amortization
Domain names and trademarks	(86,717)	(259,971)
Technology	(25,859)	(72,566)
Customer relationship	(7,555)	(18,760)
Total	(120,131)	(351,297)
Net book value	1,762,725	1,532,228

Amortization expenses for the years ended December, 2014, 2015 and 2016 were RMB78, RMB117,647 and RMB231,113, respectively. During the corresponding periods, no impairment was recognized in the consolidated statements of comprehensive income/(loss).

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
For the year ended December 31, 2016
2017	224,266
2018	221,661
2019	218,584
2020	174,247
2021	171,873
Thereafter	521,597
Total	1,532,228

13.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2015 and 2016 were as follows:

Amounts
RMB
Balance as of December 31, 2014	—
Additions	17,491,786
Deconsolidation and disposal of subsidiaries	(1,509,786)
Balance as of December 31, 2015	15,982,000
Deconsolidation and disposal of subsidiaries	(78,323)
Balance as of December 31, 2016	15,903,677

In the annual impairment assessment of goodwill, the Company concluded that there was no impairment charge for the year ended December 31, 2016.

14.	Long-term investments

The following is a summary of long-term investments:

	As of December 31,
	2015	2016
	RMB	RMB
Cost method investments:
Investment in Series A Guazi Shares (a)	348,602	629,508
Investee B (b)	—	286,672
Investee C	218,979	233,931
Investee D	129,872	138,740
Investee E (c)	97,404	—
Investment in 58 Home Series A Preference Shares (d)	64,936	69,370
Others (e)	72,768	157,578
Total cost method investments	932,561	1,515,799
Equity method investments:
Investment in 58 Home Ordinary Shares (d)	1,572,066	594,593
Others	5,653	8,069
Total equity method investments	1,577,719	602,662
Total long-term investments	2,510,280	2,118,461

(a)       As a result of the disposal of Guazi in 2015, the Group retained certain interests in Guazi by investing in (i) 38.8 million Guazi Series A Shares and (ii) a RMB324,680 (US$50,000) non-interest bearing Guazi Convertible Note.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The investment in Guazi Series A Shares was measured at fair value of RMB348,602 (US$53,684) on the date of disposal and was subsequently accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

The investment in Guazi Convertible Note was carried at amortized cost using effective interest rate method under ASC 310. In March, 2016, the Company converted the entire amount of Guazi Convertible Note into 62.5 million Guazi Series B1 Shares based on a conversion price of US$0.80 per share. Upon the conversion, the Company recognized a loss of RMB84,177 (US$12,938) which resulted from different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares, although the conversion price was the same as the issuance price paid by other Series B preference shares investors of Guazi.

The investment in Guazi Series B1 Shares was measured at fair value of RMB239,468 (US$37,063) on the date of conversion and was subsequently accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

(b)       The investment in Tujia Ordinary Shares and Tujia Series D Preference Shares was measured at fair value of RMB286,672 (US$41,325) on the date of investment and was subsequently accounted for under cost method. For the details, please refer to Note 7.

(c)       In 2015, the Group acquired shares of investee E for cash consideration of RMB97,404 (US$15,000). Investee E is mainly engaged in the business of operating a real estate internet portal. The investment is accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value. At December 31, 2016, the investment was impaired based on management analysis.

(d)       As a result of the deconsolidation of 58 Home on November 27, 2015, the Group continues to retain equity interest in 58 Home through its ownership of 80 million 58 Home Ordinary Shares and of approximately 1.4 million 58 Home Series A Preference Shares. The Company’s investment in 58 Home Ordinary Shares was accounted for as equity method investment in accordance with ASC 323. For the year ended December 31, 2016, the Group recorded an investment loss of RMB923,156 in share of results of equity investees in the consolidated statements of comprehensive income/(loss). The Company’s investment in 58 Home Series A Preference Shares was accounted for as cost method investment as 58 Home Series A Preference Shares were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

(e)       In 2016, the Group acquired shares of other companies for an aggregate cash consideration of RMB96,402. The cash consideration paid for each of these investments was no more than RMB30,000. These investments are accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value. During 2016, other cost method investment amounted to RMB38,352 was fully impaired because the operation metrics were not performing to the expectations.

The Company continually reviews its long-term investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. An impairment charge in connection with cost method investments of RMB nil, RMB6,119 and RMB142,125 was fully recorded in investment income/(loss), net in the consolidated statements of comprehensive income/(loss) for the years ended 2014, 2015 and 2016, respectively, because the operation metrics were not performing to the expectations. No impairment charge related to equity method investments was recorded for the years ended 2014, 2015 and 2016, respectively.

15.	Long-term prepayments and other non-current assets

The following is a summary of long-term prepayments and other non-current assets:

	As of December 31,
	2015	2016
	RMB	RMB
Long-term receivable	—	145,507
Investment in Guazi Convertible Note	307,212	—
Prepayment for acquisition and investments	35,198	—
Rental deposits	22,788	28,119
Prepayment for purchase of property and equipment	647,894	1,734
Others	21,491	48,407
Total	1,034,583	223,767

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The long-term receivable primarily represented receivables in connection with the Group’s second-hand automotive business.

16.	Short-term loans

On July 31, 2015, the Company issued a RMB2,447,240 (US$400,000) convertible note to a subsidiary of Tencent for a cash consideration of RMB2,447,240 (US$400,000) (“Original Convertible Note”) (See also Note 4(b)(ii)). The Original Convertible Note was issued at par, bearing a base interest rate of 5% per annum, with December 20, 2015 being the maturity date (“Original Maturity Date”). Pursuant to the note agreement, the Company was allowed to early repay the whole or any part of the principal amount of the note prior to the Original Maturity Date, without premium or penalty and Tencent shall have the right to convert all or portion of the outstanding loan amount into ordinary shares of the Company at a discount if the loan together with interest accrued is not paid on the Original Maturity Date.

On December 11, 2015, which was before the Original Maturity Date, the Company issued approximately 4.3 million Class A ordinary shares to Tencent to early repay RMB805,950 (US$125,000) principal amount and settle the accrued interest payable of RMB46,988 (US$7,288) of the Original Convertible Note. Also on the same date, the Company and Tencent entered into an amendment to the Original Convertible Note (the “Note Amendment”), pursuant to which the Original Convertible Note was replaced by a new convertible note (the “Amended Convertible Note”) issued to Tencent. The principal amount of the Amended Convertible Note was RMB1,773,090 (US$275,000), the interest rate increased to 6% and the maturity date of the Amended Convertible Note was June 20, 2016.

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

In April 2016, the Company obtained an interest-bearing loan of RMB1,780,955 (US$275,000) in U.S. dollar from CMB Bank, which was secured by 12.4 million Class B ordinary shares personally owned by Mr. Jinbo Yao, the chief executive officer of the Group. Based on the covenant of the loan agreement, if the aggregate fair value of the pledged shares on any trading date was less than 120% of the outstanding amount of the corresponding loan and accrued interest payable, the Company is required to pledge sufficient amount of cash or the chief executive officer of the Group can pledge additional number of shares to cover the shortfall in the fair value of the pledged shares. The Company used the proceeds from this loan to early repay the RMB1,780,955 (US$275,000) principal and RMB32,789 (US$5,063) accrued interest of the Amended Convertible Note borrowed from Tencent. In 2016, the Company repaid RMB1,138,222 (US$167,500) principal and RMB42,072 (US$6,288) accrued interest payable of the loan borrowed from CMB Bank. On April 21, 2017, the remaining balance of the loan amounted to RMB739,847 (US$107,500) was fully repaid and CMB Bank has agreed to release the shares pledged accordingly.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In September and December 2016, the Company obtained interest-bearing loans amounted to RMB1,072,348 (US$157,500) from CMB Bank, which will be due in September and December 2017, respectively. The new bank borrowings were secured by one-year term deposits amounted to RMB1,148,507 (US$165,563), which was classified as restricted cash in the Company’s consolidated balance sheets. As of December 31, 2016, outstanding short-term bank loans and accrued interest payable due to CMB Bank amounted to RMB1,842,720 (US$265,636).

17.	Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2015	2016
	RMB	RMB
Payable for advertisement fees	527,261	458,265
Rebate payable to sales agents	67,514	92,234
Payable related to purchases of property and equipment	42,449	36,967
Payable to group buying merchants	6,909	3,982
Others	15,844	20,499
Total	659,977	611,947

18.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2015	2016
	RMB	RMB
Acquisition consideration payable	1,919,183	307,818
Accrued office expenses	87,893	117,841
Deposits from sales agents and others	41,643	76,437
Accrued telecom and bandwidth fees	24,325	66,519
Other payable to platform users	15,082	63,824
Accrued professional fees	16,909	28,396
Government subsidy	11,900	16,478
Payable to employees for proceeds of selling their share-based awards	21,134	2,177
Others	43,136	48,414
Total	2,181,205	727,904

Acquisition consideration payable consists of consideration payable related to acquisitions of Anjuke, Ganji and other acquisitions. Please refer to Note 4 for details.

19.	Long-term loan

The Company obtained a three-year interest bearing bank loan of RMB150,000 from Shanghai Pudong Development Bank Co., Ltd. in December 2016, which was secured by an office building of the Company as collateral. Pursuant to the loan repayment schedule, the principal amount will be paid in four equal installments from June 2018 to November 2019.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

20.	Fair value measurements

Measured on recurring basis

The Group measured its financial assets including cash equivalents, term deposits and short-term investments at fair value on a recurring basis as of December 31, 2015 and 2016. The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2015	2016
		RMB	RMB
Cash equivalents	Significant other observable inputs (Level 2)	19,169	15,955
Term deposits	Significant other observable inputs (Level 2)	—	26,361
Short-term investments
- Variable-rate financial instruments	Significant other observable inputs (Level 2)	190,590	833,480
- Available-for-sale securities	Quoted Prices in Active Market for Identical Assets (Level 1)	77,060	—

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

Variable-rate financial instruments

The Group measures variable-rate financial instruments at fair value. As the variable-rate financial instruments represent investments in wealth management products with variable interest rates or principal non-guaranteed which were purchased from commercial banks and other financial institutions. The fair values are based on cash flow discounted using the judgment that expected return will be obtained upon maturity. The Group classifies the valuation techniques as Level 2 of fair value measurement.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Non-current assets and non-current liabilities

Non-current assets of receivables for rental deposits is a financial asset with carrying value that approximate fair value due to the impact of discounting is immaterial. Accrued expenses and other liabilities, non-current portion is a financial liability with carrying value that approximate fair value due to the impact of discounting is immaterial. The Group estimated fair values of non-current assets and non-current liabilities using the discounted cash flow method. The Group classifies the valuation technique as Level 3 of fair value measurement, as it uses estimated cash flow input which is unobservable in the market.

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

Long-term investments

As of December 31, 2015 and 2016, the Group had RMB2,510,280 and RMB2,118,461, respectively, long-term investments in equity securities of privately-held companies. Such investments are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3). Impairment charges of RMB6,119 and RMB142,125 were recorded in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2015 and 2016, respectively. No impairment charge was recorded for the years ended December 31, 2014.

21.	Income taxes

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/(loss) from its PRC operations for the years ended December 31, 2014, 2015 and 2016.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The EIT Law and its implementing rules also permit qualified “High and New Technology Enterprises” (“HNTE”) to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China. Beijing 58 obtained HNTE certificate in 2009 and renewed the certificate in 2012 and again in 2015. Beijing 58 Auto obtained HNTE certificate in 2013 and renewed the certificate in 2016.Wanglin obtained HNTE certificate in 2012 and renewed the certificate in 2015. Shanghai Ruiting obtained HNTE certificate in 2010 and renewed the certificate in 2013 and again in 2016. Beijing 58, Beijing 58 Auto, Wanglin and Shanghai Ruiting are eligible to enjoy a preferential tax rate of 15% when they have taxable income under the EIT Law, as long as they maintain this qualification and obtain approval from the relevant tax authority.

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin was determined as a software enterprise in July 2014. In April 2015, Wanglin was granted a two-year EIT exemption and a 50% reduction on its taxable income for the subsequent three years effective retroactively from January 1, 2014. As a qualified software enterprise, Wanglin is entitled to two-year tax holiday in 2014 and 2015 and a three-year 50% deduction on EIT rate in the subsequent years from 2016 to 2018. Wanglin prepaid income tax of approximately RMB7,349 in 2014 and received tax refund from local tax bureau in the second half of 2015. 58 Technology was determined as a software enterprise in December 2014. In March 2016, the local tax authority granted 58 Technology a two-year exemption followed by a three-year 50% reduction on its taxable income under the Enterprise Income Tax Law, effective retroactively from January 1, 2015. As a qualified software enterprise, 58 Technology is entitled to two-year tax holiday in 2015 and 2016 and a three-year 50% deduction on EIT rate in the subsequent years from 2017 to 2019.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Wanglin, Beijing 58 and 58 Technology had claimed such Super Deduction in ascertaining its tax assessable profits for the years ended December 31, 2014, 2015 and 2016, respectively. In 2016, the Group’s acquired subsidiaries Shanghai Ruiting also claimed Super Deduction in ascertaining their respective tax assessable profits.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). Only a few entities including 58 Technology and Shanghai Ruiting etc. had accumulated undistributed earnings while most of the other subsidiaries and VIEs were in accumulated loss positions as of December 31, 2016. There Group’s subsidiaries and VIEs had not declared any dividend to their respective parent companies and had determined that it had no plan to declare or pay any dividends to the parent companies out of the accumulated undistributed earnings as of December 31, 2016. Accordingly, no deferred income tax was accrued and required to be accrued as of December 31, 2016.

The provisions for income tax expenses are summarized as follows:

	For the Year ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Current tax benefit/(expenses)	(50,134)	14,027	(5,378)
Deferred tax benefit	12,046	34,759	56,358
Income tax benefit/(expenses)	(38,088)	48,786	50,980

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The following table sets forth reconciliation between the statutory EIT rate and the effective tax rate:

	For the Year ended December 31,
	2014	2015	2016
Statutory income tax rates	25.0%	25.0%	25.0%
Change in valuation allowance	20.7%	(14.0)%	(7.3)%
Permanent book-tax differences	(9.9)%	(15.4)%	(42.9)%
Reversal of deferred tax liabilities	—	2.1%	6.9%
Effect of preferential tax treatment	(14.3)%	5.2%	24.5%
Effective tax rate	21.5%	2.9%	6.2%

Deferred tax assets

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2015	2016
	RMB	RMB
Deferred tax assets
Current:
Provision for doubtful receivables	5,947	16,451
Less: valuation allowance	(5,389)	(15,842)
Total current deferred tax assets, net	558	609
Non-current:
Net operating loss carry forwards	135,383	201,258
Advertising expenses in excess of deduction limit	415,193	241,333
Less: valuation allowance	(550,576)	(442,591)
Total non-current deferred tax assets, net	—	—
Total deferred tax assets, net	558	609
Deferred tax liabilities
Non-current:
Acquired intangible assets	430,117	373,810
Total non-current deferred tax liabilities	430,117	373,810
Total deferred tax liabilities	430,117	373,810

The current deferred tax assets of RMB609 were included in the prepayments and other current assets of the consolidated balance sheets.

The non-current deferred tax liabilities of RMB373,810 as of December 31, 2016 were mainly related to the intangible assets acquired during business acquisition in 2015 as set out in Note 4.

As of December 31, 2016, the Group had net operating loss carry forwards of RMB1,187,069 which will expire during the period between December 31, 2017 and December 31, 2021. There is no expiration for the advertising expenses that were in excess of annual deduction limit and carried forward.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that the deferred tax assets of most subsidiaries will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that most of its entities with these net accumulated operating losses and other deferred tax assets will not be utilized in the future except for RMB609 deferred tax assets recognized as of December 31, 2016. Therefore, the Group had valuation allowances of RMB230,577, RMB555,965 and RMB458,433 for the deferred tax assets as of December 31, 2014, 2015 and 2016, respectively.

Movement of valuation allowance

	For the years ended December 31,
	2014	2015	2016
	RMB	RMB	RMB
Balance at beginning of the period	194,223	230,577	555,965
Provision	75,581	436,262	129,575
Current period reversal	(39,227)	(110,874)	(227,107)
Balance at the end of the period	230,577	555,965	458,433

The current period reversal of valuation allowance is primarily attributed to the utilization of net operating losses and deductible advertising expenses carried forward from prior years of certain entities that started to make profits in 2016.

As of December 31, 2016, the tax years ended December 31, 2012 through 2016 of the Company’s PRC subsidiaries and the affiliated PRC entities are subjected to examination by the PRC tax authorities.

22.	Ordinary shares

The Company was incorporated in the Cayman Islands in May 2011. The Company is authorized to issue a maximum of 5,000,000,000 shares with a par value of US$0.00001 per share, comprised of 4,912,433,396 ordinary shares and 87,566,604 Preference Shares.

On August 30, 2013, the Group's Board of Directors approved that the Group redesigned the share capital and adopted a dual class ordinary share structure immediately upon the completion of IPO. Upon completion of the Group’s IPO on November 5, 2013, the Company’s shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00001. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, voting together as one class on all matters subject to a shareholders' vote. All of the outstanding ordinary shares prior to this offering were redesignated as Class B ordinary shares and all of the outstanding preference shares were automatically re-designated or converted into Class B ordinary shares on a one-for-one basis immediately upon the completion of the IPO.

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

On March 2, 2015, the Group completed the acquisition of 100% equity interest of Anjuke. Total consideration for this acquisition consisted of 4,839,372 newly issued ordinary shares and 248,216 fully vested RSUs of the Company and RMB985,427 (US$160,198) in cash (See Note 4(a)).

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

On April 17, 2015, the Company entered into an investment agreement with a subsidiary of Tencent, pursuant to which Tencent purchased 15,384,616 newly issued ordinary shares of the Company for an aggregate cash consideration of RMB2,452,080 (US$400,000).

On April 20, 2015, the Company applied the whole RMB2,452,080 (US$400,000) proceeds from Tencent, together with additional cash from the Company of RMB75,015 (US$12,237) and 34,039,136 newly issued ordinary shares of the Company, to acquire less than 50% equity interest in Ganji as mentioned in the “Transaction (i)” (See Note 4(b)(i)).

On August 6, 2015, the Company committed cash of RMB2,488,065 (US$406,673) and 46,505,912 newly issued ordinary shares of the Company, to several private equity funds of which 46,505,912 ordinary shares and RMB1,666,546 (US$272,396) cash were contributed to the funds in August 2015. These funds acquired the remaining equity interest in Ganji with Tencent (See Note 4(b)(ii)).

On December 11, 2015, the Company issued 4,267,344 Class A ordinary shares to Tencent to early repay RMB805,950 (US$125,000) principal amount and settle the accrued interest payable of RMB46,988 (US$7,288) of the Original Convertible Note (See Note 16).

As of December 31, 2016, 4,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares were authorized, 289,670,997 ordinary shares were issued and outstanding, of which 240,930,737 were Class A ordinary shares and 48,740,260 were Class B ordinary shares.

23.	Share-based compensation

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

The Group adopted a share incentive plan (the “2013 Plan”) on September 26, 2013. The 2013 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group's shareholders' approval. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by the Board of Directors. According to the resolutions of the Board of Directors of the Group in April and December 2015, the number of ordinary shares available for issuance under the 2013 Plan was increased to 17,932,158. The options and RSUs granted under the 2013 Plan were to be vested over three to five years, the majority of which shall have one fourth (1/4) vested and exercisable upon the first anniversary of the date of grant and the remaining shall vest every six months thereafter in equal installments.

As of December 31, 2016, the Group has reserved 3,081,575 ordinary shares available to be granted as share-based awards.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

A summary of the Group’s share option activities for the years ended December 31, 2014, 2015 and 2016 is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
		US$	In years	US$
Outstanding as of December 31, 2013	9,846,673	2.02	8.14	168,870
Granted	721,600	18.20
Forfeited and expired	(388,260)	4.08
Exercised	(3,391,943)	0.98		67,128
Outstanding as of December 31, 2014	6,788,070	4.14	7.75	112,925
Granted	1,638,600	20.72
Forfeited and expired	(279,626)	7.22
Exercised	(1,118,334)	3.10		27,785
Outstanding as of December 31, 2015	7,028,710	8.05	7.43	175,250
Granted	—
Forfeited and expired	(646,030)	17.08
Exercised	(934,880)	3.38		19,356
Outstanding as of December 31, 2016	5,447,800	7.78	6.39	43,531
Exercisable as of December 31, 2016	3,812,656	3.78	5.66	40,250
Fully vested and expected to vest as of December 31, 2016	11,798,282

The weighted average grant date fair value of options granted for the years ended December 31, 2014 and 2015 was US$11.43 and US$12.05 per share, respectively.

The following table sets forth the summary of RSUs activities for the years ended December 31, 2014, 2015 and 2016:

	Number of RSUs	Weighted Average Remaining Contractual Life	Weighted Average Grant Date Fair Value
		In years	US$
Unvested as of December 31, 2013	—
Granted	948,600		21.10
Forfeited	(54,000)
Vested	—
Unvested as of December 31, 2014	894,600	9.62
Granted	10,369,278		25.69
Forfeited	(527,274)
Vested	(4,963,116)
Unvested as of December 31, 2015	5,773,488	9.51
Granted	3,597,722		24.63
Forfeited	(1,077,996)
Vested	(1,243,076)
Unvested as of December 31, 2016	7,050,138	9.09
Fully vested and expected to vest as of December 31, 2016	13,256,330

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

In February 2015, 58 Home granted 9,100,000 RSs to selected management members of 58 Home. In April 2015, 58 Home further granted 1,880,000 RSs to a senior management member of the Company under the 58 Home 2015 Plan. All of these RSs were fully vested on the respective grant dates. Share-based compensation expense amounted to RMB12,151 was recognized during the year ended December 31, 2015 with respect to the grant of the RSs. These holders of RSs are referred to as “noncontrolling interests” of 58 Home. Please see Note 5 for details.

The weighted average grant date fair value of options granted for the year ended December 31, 2015 was US$0.15 per share.

Valuation Assumptions:     The Group estimated the fair value of share options using the Binominal option-pricing model with the assistance from an independent valuation firm.

The fair value of each option grant under the 2013 Plan was estimated on the date of grant with the following assumptions:

	2014	2015
Expected volatility	50.80%-53.30%	48.50%-49.00%
Risk-free interest rate (per annum)	3.01%-3.73%	2.67%-2.76%
Exercise multiple	2	2-2.8
Expected dividend yield	0.00%	0.00%
Expected term (in years)	10	10
Expected forfeiture rate (post-vesting)	0.30%-0.40%	0.17%-0.25%
Fair value of the underlying shares on the date of option grants (US$)	19.26-22.95	10.93-24.85

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

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

For the years ended December 31, 2014, 2015 and 2016, the Group recognized share-based compensation expenses of RMB37,933, RMB176,605 and RMB266,575, respectively for share options and RSUs granted.

As of December 31, 2016, there was a total of RMB1,090,129 unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2010 and 2013 Plan. The expense is expected to be recognized over a weighted average period of 3.37 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

24.	Earnings/(loss) per share

The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the periods indicated:

	As of December 31,
	2014	2015	2016
	RMB	RMB	RMB
Numerator:
Net income/(loss).	139,433	(1,648,583)	(772,963)
Add: Net loss attributable to noncontrolling interests	—	80,705	4,916
Less: Deemed dividend to mezzanine classified noncontrolling interests	—	(5,762)	(15,717)
Numerator for basic and diluted net earnings/(loss) per share	139,433	(1,573,640)	(783,764)
Denominator:
Weighted average number of ordinary shares used in computing net earnings/(loss) per share—basic	168,589,273	234,811,986	286,975,068
Weighted average number of ordinary shares used in computing net earnings/(loss) per share—diluted	174,024,997	234,811,986	286,975,068
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	0.83	(6.70)	(2.73)
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	0.80	(6.70)	(2.73)
Net earnings/(loss) per ADS attributable to ordinary shareholders-basic (1 ADS represents 2 ordinary shares)	1.65	(13.40)	(5.46)
Net earnings/(loss) per ADS attributable to ordinary shareholders -diluted (1 ADS represents 2 ordinary shares)	1.60	(13.40)	(5.46)

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Basic net earnings/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net earnings/(loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Class A and Class B ordinary shares are considered the same for the purposes of EPS calculation as they have identical earnings rights and preferences. For the year ended December 31, 2014, options to purchase ordinary shares included in the calculation of diluted net income per share totaled 5,435,724. For the years ended December 31, 2015 and 2016, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share totaled 7,851,775 and 5,517,699, respectively, on a weighted average basis.

25.	Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB52,278, RMB186,707 and RMB222,192 during the years ended December 31, 2014, 2015, and 2016, respectively, and were charged to the statement of comprehensive income/(loss) when incurred.

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

 As of December 31, 2016, future minimum commitments under non-cancelable agreements were as follows:

	2017	2018	2019	2020	2021	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating lease commitments	175,552	145,442	82,660	43,982	34,021	2,942	484,599
Server custody and bandwidth fee commitments	67,216	28,000	—	—	—	—	95,216
Advertising commitments	212,495	—	—	—	—	—	212,495
Bank loans and accrued interest payable	1,890,538	81,318	77,588	—	—	—	2,049,444
Total	2,345,801	254,760	160,248	43,982	34,021	2,942	2,841,754

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

26.	Subsequent events

In February 2017, the Group granted 1,280,720 RSUs to its employees under the 2013 Share Incentive Plan.

On April 17, 2017, the Group entered into a definitive agreement with Tencent to invest in the Group’s used good platform business named Zhuan Zhuan. The Group will establish a separate group of companies (the “Zhuan Zhuan Entities”) and  inject the Zhuan Zhuan App and certain used goods related listing channels from the 58 and Ganji platforms into Zhuan Zhuan, and Tencent will invest RMB1,375,700 (US$200,000) in cash and additional business resources into the Zhuan Zhuan Entities for a minority equity ownership. The Group will continue its direct traffic and other business support to the Zhuan Zhuan Entities. The transaction contemplated under this definitive agreement closed on April 28, 2017.

The Company obtained a two-year secured interest-bearing loan in U.S. dollar amounted to RMB739,847 (US$107,500) from CMB Bank on April 21, 2017. This bank loan was secured by two-year term deposits in Renminbi amounted to RMB792,000. The Company used the proceeds from this loan to repay the short-term loan in U.S. dollar amounted RMB739,847 (US$107,500) due to CMB Bank as stated in Note 16.

27.	Restricted net assets

PRC laws and regulations permit payments of dividends by the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB1,423,545 and RMB1,614,714 as of December 31, 2015 and 2016, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company's subsidiaries, the VIEs and VIEs’ subsidiaries to satisfy any obligations of the Company.

The Group performed a test on the restricted net assets of its consolidated subsidiaries, the VIEs and VIEs’ subsidiaries (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Group as of December 31, 2016.

