Form 20-F
period 2017-12-31
58.com Inc.
filed 2018-04-30
CIK 1525494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017.

or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                          to

or

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from _______________ to _______________

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

Chaoyang District, Beijing 100015

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
American depositary shares, each representing two Class A ordinary shares	The New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*	The New York Stock Exchange*

*	Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

293,965,131 ordinary shares, par value US$0.00001 per share, being the sum of 245,924,871 Class A ordinary shares (not including 2,589,192 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future exercise or vesting of equity incentive awards) and 48,040,260 Class B ordinary shares as of December 31, 2017.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.       Yes  ☒     No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.           Yes  ☐     No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒     No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).           Yes  ☒     No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.      ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Item 17     ☐

Item 18     ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐     No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.           Yes  ☐     No  ☐

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements relating to:

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. Our summary data of consolidated statements of comprehensive income/(loss) and summary consolidated cash flow data presented below for the years ended December 31, 2015, 2016 and 2017 and our summary consolidated balance sheet data as of December 31, 2016 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our summary data of consolidated statements of comprehensive income/(loss), and summary consolidated cash flow data presented below for the years ended December 31, 2013 and 2014 and our summary consolidated balance sheet data as of December 31, 2013, 2014 and 2015 have been derived from our management accounting records. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the summary consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2013	2014	2015(1)	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Data of Consolidated Statements of Comprehensive Income/(Loss):
Revenues:
Membership	530,150	857,017	1,859,987	2,951,135	3,789,524	579,952
Online marketing services	361,261	768,316	2,414,906	4,363,777	5,978,491	914,954
E-commerce service	—	—	144,930	166,753	73,941	11,316
Other services	9,713	2,787	58,275	110,462	226,824	34,713
Total revenues	901,124	1,628,120	4,478,098	7,592,127	10,068,780	1,540,935
Cost of revenues(2)	(52,469)	(85,081)	(322,016)	(707,237)	(925,497)	(141,639)
Gross profit	848,655	1,543,039	4,156,082	6,884,890	9,143,283	1,399,296
Operating expenses(2):
Sales and marketing expenses	(523,216)	(1,106,689)	(4,316,217)	(4,941,380)	(5,212,360)	(797,704)
Research and development expenses	(155,631)	(268,336)	(760,796)	(1,107,897)	(1,368,441)	(209,427)
General and administrative expenses	(80,288)	(126,709)	(659,284)	(601,906)	(766,017)	(117,232)

	For the Year Ended December 31,
	2013	2014	2015(1)	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Total operating expenses	(759,135)	(1,501,734)	(5,736,297)	(6,651,183)	(7,346,818)	(1,124,363)
Income/(loss) from operations	89,520	41,305	(1,580,215)	233,707	1,796,465	274,933
Net income/(loss)	119,918	139,433	(1,648,583)	(772,963)	1,389,242	212,612
Add: Net loss/(income) attributable to noncontrolling interests	—	—	80,705	4,916	(4,667)	(714)
Less:
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(5,762)	(15,717)	(99,507)	(15,228)
Accretions to preference shares redemption values	(56,704)	—	—	—	—	—
Income attributable to preference shareholders	(7,620)	—	—	—	—	—
Net income/(loss) attributable to 58.com Inc.	55,594	139,433	(1,573,640)	(783,764)	1,285,068	196,670

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Net income/(loss)	119,918	139,433	(1,648,583)	(772,963)	1,389,242	212,612

Foreign currency translation adjustment, net of nil tax	8,745	(3,192)	(69,708)	(76,027)	82,926	12,691
Unrealized gain/(loss) on available-for-sale securities	—	(6,804)	16,919	(13,104)	—	—
Reclassification into investment loss, net of nil tax	—	—	—	2,989	—	—
Total comprehensive income/(loss)	128,663	129,437	(1,701,372)	(859,105)	1,472,168	225,303
Net income/(loss) per ordinary share attributable to ordinary shareholders – basic	0.87	0.83	(6.70)	(2.73)	4.41	0.67
Net income/(loss) per ordinary share attributable to ordinary shareholders – diluted	0.80	0.80	(6.70)	(2.73)	4.35	0.67
Net income/(loss) per ADS attributable to ordinary shareholders – basic	1.75	1.65	(13.40)	(5.46)	8.82	1.35
Net income/(loss) per ADS attributable to ordinary shareholders – diluted	1.61	1.60	(13.40)	(5.46)	8.70	1.33

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	63,717,007	168,589,273	234,811,986	286,975,068	291,475,725	291,475,725
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	69,159,524	174,024,997	234,811,986	286,975,068	295,304,995	295,304,995

Notes:

(1)	For the year ended December 31, 2015, the financial statements include the results of significant business combinations and acquisitions, deconsolidation of 58 Home and Guazi, and other related significant transactions, please refer to “Item 4. Information on the Company — A. History and Development of the Company.”

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	227	109	760	490	3,278	502
Sales and marketing expenses	2,759	8,579	44,049	59,017	69,926	10,702
Research and development expenses	6,163	14,772	59,314	98,515	126,116	19,301
General and administrative expenses	8,573	14,473	72,482	108,553	151,249	23,147
Total	17,722	37,933	176,605	266,575	350,569	53,652

	As of December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Data of Consolidated Balance Sheets:
Cash, cash equivalents, term deposits and short-term investments	1,896,714	3,726,686	3,406,037	2,060,298	4,962,689	759,495
Total assets	2,032,344	4,307,360	26,380,294	25,326,006	28,266,512	4,325,933
Deferred revenues	335,935	583,359	1,344,563	1,845,846	2,123,755	325,021
Customer advances	130,284	220,182	981,429	1,236,076	1,365,437	208,968
Total liabilities	689,302	1,203,089	7,989,037	7,473,830	6,714,970	1,027,665
Total mezzanine equity	—	—	97,647	86,457	1,736,405	265,741
Total shareholders’ equity	1,343,042	3,104,271	18,293,610	17,765,719	19,815,137	3,032,527
Number of ordinary shares outstanding	158,876,693	176,375,211	283,068,677	289,670,997	293,965,131	293,965,131

	For the Year Ended December 31,
	2013	2014	2015	2016	2017
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Data of Consolidated Statements of Cash Flows:
Net cash provided by operating activities	409,411	606,717	198,538	1,887,849	2,697,317	412,800
Cash used in purchase of property and equipment and intangible assets	(25,866)	(199,631)	(1,261,025)	(213,116)	(121,278)	(18,561)
Cash paid for business acquisitions of Anjuke and Ganji, net of acquisition of cash	—	—	(4,044,962)	(1,659,973)	(91,867)	(14,059)
Net cash used in investing activities	(1,424,626)	(1,884,031)	(2,781,242)	(3,948,027)	(2,861,564)	(437,937)
Net cash provided by financing activities	1,309,245	1,584,885	4,930,710	58,631	571,076	87,399

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.5342 to US$1.00, the middle rate published by the State Administration of Foreign Exchange, or SAFE, on December 29, 2017. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On April 20, 2018, the middle rate published by SAFE was RMB6.2897 to US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollars set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System for the periods indicated.

	Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
2015	6.4778	6.2869	6.4896	6.1870
2016	6.9430	6.6549	6.9580	6.4480
2017	6.5063	6.7350	6.9575	6.4773
October	6.6328	6.6254	6.6533	6.5712
November	6.6090	6.6200	6.6385	6.5967
December	6.5063	6.5932	6.6210	6.5063
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April (through April 20, 2018)	6.2945	6.2859	6.3045	6.2655

Source: Federal Reserve Statistical Release

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Related to Our Business

We operate in a fast-evolving industry, which makes it difficult to evaluate our business and prospects.

We commenced operations in 2005 and many of the elements of our business are evolving and some are relatively unproven. The markets for our technology and products and services are relatively new and rapidly developing and are subject to significant challenges. Our business plan relies heavily upon growing our user base and exploring new market opportunities, and we may not succeed in any of these respects.

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

We may not be able to maintain profitability.

We incurred losses in 2015 and 2016, but made profit in 2017. Our loss in 2015 was attributable to increased competition and the fact that we had new initiatives such as 58 Daojia Inc., or 58 Home, a mobile-based closed-loop transactional platform for home services, and Guazi.com Inc., or Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, that were still in early stages of development. We have ceased consolidating 58 Home’s financial results in our consolidated financial statements since its completion of Series A equity financing round on November 27, 2015, and we divested Guazi on December 31, 2015. However, as we account for 58 Home as our equity investee, we share our portion of its income or loss. We may also decide to provide additional capital to support our incubated businesses. In 2016, our net losses primarily resulted from our share of 58 Home’s loss.

Our future profitability may also be significantly impacted by the success of our recent and new service and product offerings, such as our new mobile applications. If competition in these new services intensifies in China, we may choose to invest heavily to gain market share, which may adversely affect our profitability. We expect that we will continue to incur marketing and sales, research and development and other expenses to launch new services and grow our user base, which may affect our profitability and operating cash flow in the future. For example, we launched a new mobile application, Zhuan Zhuan (“转转”), which targets the C2C used goods market. We also launched 58 Town (“58 同镇”), a rural version of 58 targeting the rural population. We have invested, and may continue to invest, in the marketing of Zhuan Zhuan, 58 Town and our other new service and product offerings. Our results of operations will be adversely affected if our new product initiatives including Zhuan Zhuan, 58 Town and other services fail to generate sufficient revenue to recoup our investment and expenses.

In addition, our ability to achieve or maintain profitability is affected by various factors that are beyond our control. For example, our revenues and profitability depend on the continuous development of the online marketing industry in China and business users’ allocation of more of their budgets to online marketing services. We cannot assure you that online marketing services will become more widely accepted in China or that business users will increase their spending on online marketing services.

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

In July 2016, the State Administration for Industry and Commerce of the People’s Republic of China, or SAIC, promulgated the Interim Administrative Measures for Internet Advertisements, or the Interim Measures, which became effective on September 1, 2016. The Interim Measures provide for, among other things, a more detailed definition of online advertising and the obligations and liabilities of online adverting operators and distributors. Certain parts of our business which were not specified as forms of advertising under previous regulations, such as priority listing in the yellow page business may now be deemed as online advertising business under the Interim Measures and subject to the Interim Measures and other PRC advertising laws and regulations.

The PRC advertising laws and regulations, including the Interim Measures, prohibit advertising operators and distributors from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We, as a platform for online classifieds and listings, have higher obligations with respect to the advertisements placed on our platforms than to other information posted on our platforms. For example, under the Interim Measures, internet advertisement shall be labeled visibly and distinguishably as “advertisement” for identification by the consumers. We are obligated to monitor the advertising content and examine the supporting documents for advertisements provided by advertisers to ensure that the content is accurate and in compliance with applicable law. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval, if required, has been obtained. We are also required to employ personnel familiar with the advertising laws to review advertisements or set up a special Internet advertisement review department. We have adopted policies and procedures and have provided training to our content review team to ensure our compliance with these new measures. However, PRC advertising laws and regulations do not provide clear guidance on the content standards. If we are found in violation of these regulations, we will be subject to penalties such as fines and confiscation of advertising income. We may also be ordered to cease dissemination of the advertisements. In circumstances involving serious violations, the SAIC or its local branches has the authority to suspend the violators’ advertising business or revoke the violators’ business licenses. Furthermore, we may be subject to claims by consumers misled by advertisements placed on our platforms.

If we fail to continually anticipate user preferences and provide attractive services on our online platforms, we may not be able to grow and retain our user base.

Our success depends on our ability to grow and retain our user base. In order to attract and retain users and compete against our competitors and other industry or content-specific vertical companies, we must continue to innovate and introduce services that our users find useful and attract them to use our online platforms more frequently and continue to develop our paying users. For example, we must continue to enhance the content on our online platforms that appeal to our users. The popularity of online marketing services and other internet services is difficult to predict, and we cannot be certain that the services we offer will continue to be popular with our users or sufficiently successful to offset the costs incurred to acquire these users and offer these services. Given that we operate in a rapidly evolving industry in China, we need to continually anticipate user preferences and industry changes and respond to such changes in a timely and effective manner. If we fail to anticipate and meet the needs of our users, the size of our user base or the user engagement may decrease. A decrease in our user base or user engagement would render our online platforms less attractive to business users and may reduce our membership and online marketing revenues, which may have a material and adverse effect on our marketing business, financial condition and results of operations.

If we fail to retain existing or attract new business users to use our online platforms and pay for our membership and online marketing services, our business, financial condition and prospects may be materially and adversely affected.

The success of our business depends on our ability to attract and retain business users that provide information on our online platforms to consumers and pay for our membership and online marketing services. If we are unable to grow and maintain a healthy ecosystem of business users, our users may find our online platforms to be less useful than expected and may not continue to use our online platforms. This in turn may affect our ability to attract new business users and convince existing business users to renew their paid memberships or increase their level of spending on our services. Our membership contracts have terms ranging from one month to one year. A significant portion of our subscription-based paying members are small and medium-sized local businesses who fail to renew their membership contracts upon expiration for a number of reasons, including reasons beyond our control such as discontinuation of their business. There is no assurance that we could successfully drive the increase in subscription-based paying members using our platforms going forward. The competitive landscape for such local business users changes quickly and they may have only temporary or occasional recruiting or marketing needs. In addition, our efforts to provide greater incentives for our existing subscription-based paying members to use our online marketing services, including marketing activities to highlight the value of differentiated subscription-based paying members-only services, may not be successful. Our customers may terminate their memberships or other spending on our online marketing services because we no longer serve their needs or because their demands can be better fulfilled by our competitors or other service providers. Our ability to maintain or grow our membership base may also be affected by changes in China’s macro economy. For example, largely due to unfavorable real estate policies, memberships in the real estate vertical suffered a negative impact, resulting in a slower growth in our paying membership accounts 2017, as compared with the previous years. Furthermore, we have used our own sales teams to replace third-party sales agencies in selected industry verticals and may continue to do so. As a result of this transition, we may lose subscription-based paying members who have established relationships with the third-party agencies or who are not satisfied with the performance of our own teams. Decisions by our customers not to renew their memberships or not to use our online marketing services could reduce our revenues, as well as cause us to incur additional cost in attracting new subscription-based paying members and other customers. A significant increase in local subscription-based business users’ attrition or decrease in local business users’ spending on our services would have an adverse effect on our business, financial condition and results of operations.

Strategic acquisition of businesses and assets, and the subsequent integration of newly acquired businesses into our own, create significant challenges that may have a material adverse effect on our business, reputation, results of operations and financial condition.

Since our IPO in October 2013, we have made a number of acquisitions and investments, including several major ones. In March 2015, we acquired Anjuke, a major online real estate listing platform in China, for a combination of share consideration and cash, including 4.8 million newly issued ordinary shares of our company and US$160.2 million in cash. We also issued 0.2 million fully vested restricted share units of our company to former Anjuke employees as part of the share consideration. In April 2015, we acquired a less than 50% equity stake in Ganji, a major online local services platform in China, for a combination of share consideration and cash, including 34.0 million newly issued ordinary shares of our company and US$412.2 million in cash. Later in 2015, our company, as a limited partner, committed an aggregate of 46.5 million newly issued ordinary shares and US$406.7 million in cash to several private equity funds, of which all the ordinary shares and US$272.4 million in cash were contributed in August 2015. These funds are dedicated to investing in businesses in China and are separately managed by different investment entities as general partners which are unaffiliated with each other and unaffiliated with us. These funds, together with Tencent, acquired all the remaining equity interests in Ganji in August 2015 and transferred those equity interests to us in September 2017. We also transferred an aggregate of 4.4 million fully vested restricted share units of our company and US$51.0 million in cash to former Ganji employees. As a result of the foregoing transactions, Ganji has been a wholly owned subsidiary of ours since September 2017 and we have consolidated the financial statements of Anjuke into our financial statements since March 2015, and Ganji’s financial statements into our own since August 2015.

The addition of Anjuke has strengthened our market position in the online secondary property sales markets and has allowed us to enter the primary home sales market. The acquisition of Ganji and our subsequent business cooperation and integration have allowed us to increase our market share in the job, real estate, yellow page local services, used car and used goods categories and better control marketing costs and expenses. The integration of Ganji and Anjuke has largely been completed and we gradually realized more synergies. However, Anjuke and Ganji continue to be separate consumer-facing platforms and have their own respective user bases and paying business user networks that might not overlap much with those of 58. We might experience unexpected loss of users and customers after our acquisition or investment. These acquisitions and investments expose us to potential risks, including risks associated with unforeseen or hidden liabilities, diversion of management attention and resources from our existing business and inability to generate sufficient revenues to offset the costs and expenses of the acquisition or investment.

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

We face intense competition. Our competitors in the online marketing space include other smaller multi-category online classifieds companies as well as industry or content-specific vertical platforms whose information serve the same underlying industries as certain content categories of our online platforms. For example, Anjuke, our online real estate listing platform, competes with other listing platforms in the real estate industry as well as traditional real estate agencies that develop their own online platforms. We may also face competition from other internet or other companies, who may enter the online classifieds market in China. We compete primarily on the basis of user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities.

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

We have experienced a period of rapid growth and expansion, which has placed, and continues to place, significant strain on our management and resources. We cannot assure you that this level of significant growth and expansion will be sustainable or achieved at all in the future. We believe that our continued growth and expansion will depend on our ability to develop new sources of revenue, attract new users, paying members and customers, retain and expand paying members and customers, encourage additional spending by our customers, continue developing innovative technologies in response to user demand, increase brand awareness through marketing and promotional activities, react to changes in user access to and use of the internet, expand into new market segments, integrate new devices, platforms and operating systems and take advantage of any growth in the relevant markets. We cannot assure you that we will achieve any of the above.

To manage our growth and expansion, and to attain and maintain profitability, we anticipate that we will need to implement a variety of new and upgraded operational and financial systems, procedures and controls, including the improvement of our accounting and other internal management systems. We will also need to further expand, train, manage and motivate our workforce and manage our relationships with our paying members and customers. All of these endeavors involve risks and will require substantial management efforts and skills and significant additional expenditures. Our further expansion may divert our management, operational or technological resources from our existing business operations. In addition, our expansion may require us to operate in new cities and towns in China, including a number of small cities and towns in China, where we may have difficulty in satisfying local market demands and regulatory requirements. We cannot assure you that we will be able to effectively manage our growth and expansion or implement our future business strategies effectively, and failure to do so may materially and adversely affect our business and results of operations.

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

Our major brands include 58.com, Ganji and Anjuke. We believe that the market recognition and reputation of our brands have significantly contributed to the success of our business. Maintaining and enhancing our brands is critical to our success and ability to compete. Many factors, some of which are beyond our control, may negatively impact our brand and reputation, such as:

•	any failure to maintain a pleasant and reliable experience for users as their preferences evolve and as we expand into new services;

•	any decrease in brand awareness among our existing and potential users; and

•	any negative publicity about us or user experience in general, including any actual or perceived security or product or service quality problems involving online marketing service providers in China.

Although all of our paying users and a growing number of registered users go through certain verification procedures, fraudulent transactions and sale of counterfeit or pirated, as well as faulty or defective, items through our online platforms have occurred in the past and may occur in the future. In the past, Chinese media reported some incidents of consumers having unpleasant experiences with services on our platform and accused us of failure to safeguard consumer rights on our platforms. These incidents and any similar incidents or true or untrue claims of such incidents could harm our reputation, impair our ability to attract and retain users and grow our base of paying customers. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to develop our user loyalty and increase positive awareness of our platforms, our results of operations may be materially and adversely affected.

In addition, any claims or negative publicity about our company, our services, our employees, our business practices, regardless of their veracity, could harm our brand image and in turn adversely affect our business and results of operations. We cannot assure you that we will be able to defuse negative publicity to the satisfaction of our investors, users, customers and business partners. From time to time, there have been claims or negative publicities about our company and our business practice, which adversely affected our public image and reputation during the period of such negative publicities. Intense negative publicities may divert our attention and may adversely impact our business, and we cannot assure you that our brands, public image and reputation will not be materially and adversely affected.

We have incurred significant costs on a variety of marketing efforts, including significant advertising expenses, designed to attract users, and some marketing campaigns and methods may turn out to be ineffective.

We have invested significantly in marketing to promote public awareness of our platforms, enhance our brand recognition and drive user growth, including incurring RMB1.8 billion, RMB2.0 billion and RMB2.1 billion in advertising expenses in 2015, 2016 and 2017, respectively. Such advertising expenses represented 42.0%, 41.3% and 40.0% of our total sales and marketing expenses and 40.5%, 26.9% and 20.7% of our revenues in the corresponding periods. Our marketing activities may not be well received by users and may not attract the additional traffic that we anticipated. The evolving marketing approaches and tools require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

We derive a significant portion of our revenues from five of China’s major cities and we face market risk due to our concentration in these major urban areas.

We derive a significant portion of our revenues from five of China’s major cities: Beijing, Shanghai, Shenzhen, Hangzhou and Guangzhou. Even though revenues from five major cities as a percentage of the total revenues have been decreasing, we expect these five cities to continue to be important sources of revenues in all of our content categories. If any of these major cities experience events which negatively impact the internet industry, such as a serious economic downturn or contraction, a natural disaster, or slower economic growth due to adverse governmental policies or otherwise, demand for our services could decline significantly and our revenues and profitability could be materially reduced. Any of these cities may experience decreases in demand for services related to specific content categories on our platforms, such as real estate or automotive, due to local policies, regulations or economic conditions. In addition, if a competitor, including a local competitor whose business focuses on one of these cities, were to gain significant market share in any of these cities, our revenues may be materially and adversely affected.

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

The success of our real estate vertical depends on our ability to persuade real estate agents, brokers, developers and property owners to list their properties on our 58, Anjuke and Ganji platforms. We believe having large numbers of high-quality listings from such real estate market participants attracts users to our platforms, thereby enhancing our attractiveness to advertisers and other real estate market participants. However, our real estate listing agreements are typically non-exclusive, which we believe is generally consistent with industry practice. Our listing customers may stop using our listing services and may choose to use the services of one or more of our competitors or alternative means of marketing, such as real estate magazines or newspapers. If owners of large numbers of property listings, such as major developers or large brokers or property owners in key real estate markets choose not to list their properties on our platforms, our platforms could become less attractive to users. If we experience reduced user traffic on our platforms, advertisers and other real estate market participants may discontinue the use of or be unwilling to pay for our services. In such an event, the competitive position of our real estate vertical could be significantly weakened and our business, financial condition and results of operations could be materially and adversely affected.

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

We depend in part on various internet companies to direct traffic to our platforms. Our ability to maintain the number of visitors directed to our platforms is not entirely within our control. Our competitors’ search engine optimization efforts may result in their platforms receiving a higher search result page ranking than ours, or internet companies could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If internet companies modify their search algorithms in ways that are detrimental to our user growth or in ways that make it harder for our users to find our platforms, or if our competitors’ search engine optimization efforts are more successful than ours, our overall growth in user traffic could slow down or decrease, and we could lose existing users. Our platforms have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our platforms would harm our business and results of operations.

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

Our future success depends, to a significant extent, on our ability to attract, train and retain qualified personnel, particularly management, product, research, developing and marketing personnel with expertise in the online marketing industry. Our field sales and customer service teams are also critical to maintaining the quality of our services as they interact with business users on a regular basis. We must continue to attract qualified personnel at a fast pace to keep up with our growing user base and the scale of our operations. Since our industry is characterized by high demand and intense competition for talent, there can be no assurance that we will be able to attract or retain qualified staff or other highly skilled employees that we will need to achieve our strategic objectives. As we are still a relatively young company, our ability to train and integrate new employees into our operations may not meet the growing demands of our business. If we are unable to attract, train, and retain qualified personnel, our business may be materially and adversely affected.

Future strategic alliances, acquisitions or business disposals may have a material and adverse effect on our business, reputation and results of operations.

We may enter into strategic alliances with various third parties to further our business purposes from time to time. For example, in June 2014, we entered into a strategic partnership with Tencent Holdings Limited, or Tencent, a leading provider of comprehensive Internet services in China, pursuant to which Tencent invested US$736.1 million in exchange for an approximately 19.9% equity interest in our company on a fully diluted basis. Strategic alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information, non-performance by the counter-party, and an increase in expenses incurred in establishing new strategic alliances, any of which may materially and adversely affect our business. In addition, to the extent the strategic partner suffers negative publicity or harm to their reputation from events relating to their business, we may also suffer negative publicity or harm to our reputation by virtue of our association with such third parties, and we may have little ability to control or monitor their actions.

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

Furthermore, the legal requirements on acquisitions by us and our PRC subsidiaries are different from acquisitions by our consolidated affiliated entities. Most importantly, if we or our PRC subsidiaries acquire any domestic companies in China, such acquisition will be subject to PRC laws and regulations on foreign investment. We and our PRC subsidiaries are restricted or prohibited from directly acquiring interests in companies in certain industries under PRC laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Value-Added Telecommunication Services.” Our consolidated affiliated entities are not subject to PRC laws and regulations on foreign investment and may acquire PRC companies operating in industries where foreign investments are restricted or prohibited. However, there are uncertainties with respect to the interpretation and application of PRC laws and regulations regarding indirect foreign investments in such industries. See “— Risks Related to Our Corporate Structure and Restrictions on Our Industry — Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our platforms.”

On December 31, 2015, we sold our controlling ownership stake in Guazi, a subsidiary that operated our C2C used car trading platform, to Mr. Mark Haoyong Yang, the former co-chairman of our board of directors and our former co-chief executive officer, for cash consideration of US$50.0 million. We concurrently used the proceeds to invest in a US$50.0 million non-interest bearing convertible note issued by Guazi and converted the convertible note into series B preference shares of Guazi in March 2016. In June 2016, we sold all of our interests in Mighty Talent Limited, or Mayi, a China-based short-term and vacation rental platform that was owned by Ganji, to Tujia.com Inc., or Tujia, in return for equity interests in Tujia. Concurrently with the sale of Mayi, we also acquired additional equity interests in Tujia. As a result of these transactions, we hold less than 5% of equity interests in Tujia.

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

The proper functioning of our platforms is essential to the conduct of our business. Specifically, the satisfactory performance, reliability and availability of our platforms and mobile applications, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain users and provide adequate services. Our revenues depend on the user traffic on our platforms and the volume of activities that traffic creates.

In addition, our ability to provide consumers and business users with a high-quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. The risks we face in this area include:

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

These and other events in the past occasionally led to and may in the future lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm our systems that result in the unavailability of our platforms and mobile applications or reduced performance would reduce the attractiveness of the services offered on our online platforms. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users may be damaged and our users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the PRC internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platforms. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, partners and others to protect our proprietary rights. As of March 31, 2018, we and consolidated affiliated entities had registered 37 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 1,312 trademarks in China, excluding those relating to 58 Home. However, trademarks may also be invalidated, circumvented or challenged. For example, under PRC law, certain graphics may not be registered as a trademark and if a registered trademark is found to violate such prohibition, the relevant authority can invalidate the trademark; third parties may challenge such registered trademarks and apply to the authority for invalidation. In addition, if a registered trademark is identical or similar to a well-known trademark or prejudices the existing right obtained by others, it may be invalidated by the relevant authority upon request by the right holder. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

From time to time, third parties have misappropriated our data through website scraping, robots or other means and aggregated this data on their websites. In addition, “copycat” websites have misappropriated data on our platforms and attempted to imitate our brand or the functionality of our platforms. When we have become aware of such websites, we have taken measures to halt such conduct. However, we may not be able to detect all such websites in a timely manner and the measures we take may be insufficient to stop their conduct. In those cases, our available remedies may not be adequate to protect us against such websites. Regardless of whether we can successfully enforce our rights against these websites, any measures that we may take could require us to expend significant financial or other resources.

We may be subject to intellectual property infringement claims or other allegations by third parties for services we provide or for information or content displayed on, retrieved from or linked to our platforms, or distributed to our users, which may materially and adversely affect our business, financial condition and prospects.

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair competition against our competitors. As we face increasing competition and sometimes have to take defensive measures in response to competitive pressure and as litigation become more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement and unfair competition claims. Intellectual property and unfair competition claims and litigation may be expensive and time-consuming to investigate and defend, and may divert resources and management attention from the operation of our business. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to be made to our platforms to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

We utilize software that selectively identifies classified information listings on other platforms in certain content categories for which our certification procedure is not required and replicates such listings on our platforms. These replicated listings are not given individualized registered user accounts and are not counted as listings for purposes of calculating the listings per day posted by our users as disclosed in this annual report. If an original poster wants to delete a replicated listing on our platforms, the poster can either use our online self-help functions or contact our customer service online to delete the listing. We do not explicitly indicate the replicated listings on our platforms, although we notify our users of the replicated nature of the listings upon inquiry. We believe this is a widespread practice in our industry in China. However, the practice may be deemed to be in violation of the PRC Anti-Unfair Competition Law. If other market participants bring legal claims against us for conducting unfair competition, we may be held liable by the court and be required to pay damages to the plaintiffs equal to the losses suffered by the market participants as a result of the unfair competition practices or, if it is difficult to calculate the losses, equal to the aggregate profits earned through the unfair competition practices and the reasonable expenses incurred by the plaintiffs to investigate the unfair competition practices. We have never generated revenue from replicated listings. In addition, if the replicated listings are protected under copyright law, the practice of replicating listings may be deemed to be copyright infringement. In such case, we may be required to cease the act of infringement, eliminate any influence caused, apologize to and pay damages to the copyright owners and be subject to penalties including confiscation of illegal gains and imposition of fines by the relevant governmental authorities. In addition, we have from time to time been the subject of critical media coverage due to this practice, which could harm our reputation and business.

We may be held liable to third parties for information or content displayed on, retrieved from or linked to our platforms, which could harm our reputation and business.

Our online marketing services enable users to exchange local business or service information, generate content, market products and services, conduct business and engage in various other online activities. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted on our platforms, generated by our users, or delivered or shared hypertext links to third-party platforms, or video or image services, if appropriate licenses and/or third-party consents have not been obtained. Third-parties have sought, and they may in the future seek to assert claims against us alleging unfair competition or violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources.

We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright or personal rights infringement. In such cases, we investigate the claims and remove any uploads that appear to infringe the rights of a third party after our reasonable investigation and determination. Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our platforms. Pursuant to the user agreement, a user makes certain representations and warranties relating to the user generated content on our platforms. See “Item 4. Information on the Company — B. Business Overview — Content Management and Monitoring.” However, we have been and in the future may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our platforms. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to the enforcement mechanism of PRC legal system, which may not be effective. Our data security team also screens our platforms to eliminate content that we believe may infringe copyrights. Although our internal policy, terms of our user agreements and the screening system are designed to help limit the occurrences and impact of infringing activities, they may not be effective in eliminating such occurrences or dissemination of infringing materials on our platforms.

Pursuant to PRC national and Beijing local regulations and judicial interpretations, online service providers that provide information storage space for users to upload works or link services may be held liable for damages if such providers know or have reason to know that the works uploaded or linked infringe others’ copyrights. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provides that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they should have known to contain infringing content. The interpretation further provides that where an internet service provider has directly obtained economic benefits from any contents made available by an internet user, it has a higher duty of care with respect to internet users’ infringement of third-party copyrights. This interpretation could subject us and other online service providers to significant administrative burdens and litigation risks.

Concerns about collection and use of personal data could damage our reputation and deter current and potential users from using our services.

Concerns about our practices with regard to the collection, use or disclosure of personal information or other privacy-related matters, even if unfounded, could damage our reputation and operating results. Pursuant to the applicable PRC laws and regulations concerning the collection, use and sharing of personal data, our PRC subsidiaries and consolidated affiliated entities are required to keep our users’ personal information confidential and are prohibited from disclosing such information to any third parties without the users’ consent. We apply strict management and protection to any information provided by users, and under our privacy policy, without our users’ prior consent, we will not provide any of our users’ personal information to any unrelated third party. In December 2012 and July 2013, new laws and regulations were issued by the standing committee of the PRC National People’s Congress and the MIIT to enhance the legal protection of information security and privacy on the internet. The laws and regulations also require internet operators to take measures to ensure confidentiality of information of users. In November 2016, the Standing Committee of the PRC National People’s Congress promulgated the PRC Cyber Security Law, which, among others, prohibits network operators from collecting personal information irrelevant to their services. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with business users or others may adversely affect our ability to share certain data with business users, which may limit certain methods of targeted marketing. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our platforms. A significant reduction in user traffic could lead to lower revenues from paying users, which could have a material adverse effect on our business, financial condition and results of operations.

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

Spammers and malicious applications may make our services less user-friendly and discourage users from using our platforms or services.

Spammers may use our platforms and services to send targeted and untargeted spam messages to users, which may embarrass or annoy users and make usage of our platforms and services more time-consuming and less user-friendly. As a result, our users may use our services less or stop using them altogether. As part of fraudulent spamming activities, spammers typically create multiple user accounts, such as accounts being set-up for the purposes of sending spam messages. Although we have technologies and employees that attempt to identify and delete accounts created for spamming purposes, we are not able to eliminate all spam messages from being sent on our platforms.

Our business, financial condition and results of operations, as well as our ability to obtain financing, may be adversely affected by the downturn in the global or Chinese economy.

The online information services and mobile services industries may be affected by economic downturns. Thus, our business and prospects may be affected by the macroeconomic environment in China. A prolonged slowdown in the Chinese economy may lead to a reduced amount of activities on our platforms, which could materially and adversely affect our business, financial condition and results of operations. In addition, our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In such an event, our ability to retain existing paying members and customers and recruiting new paying members and customers will be adversely affected, which would in turn negatively impact our business and results of operations.

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

As of December 31, 2017, we had cash and cash equivalents and short-term investments totaling RMB5.0 billion. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities and continuing to gain support from outside sources of financing. We can adjust the pace of our operation expansion and control our operating expenses. Although we believe that we have sufficient funds to meet our working capital requirements and debt obligations in the ordinary course of business for the next twelve months from the date of this annual report, we may require additional cash resources due to changed business conditions or other future developments, including to make any investments or acquisitions we may decide to pursue or to pay down loans from financial institutions. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. For example, in June 2014 and April 2015, we issued 36.8 million ordinary shares at the equivalent of US$20.00 per ordinary share and 15.4 million ordinary shares at the equivalent of US$26.00 per ordinary share, respectively, to a holding vehicle of Tencent. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In connection with our independent registered public accounting firm’s audit of the effectiveness of our internal control over financial reporting as of December 31, 2015, and our management’s assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015, we and our independent registered public accounting firm identified one “material weakness” in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or PCAOB. The material weakness identified related to the lack of adequate resources with an appropriate level of knowledge in U.S. GAAP to properly account for significant complex transactions under U.S. GAAP. As a result, certain significant complex transactions were not initially accounted for properly in 2015.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2017. For details, please see “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting.”

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

We have granted restricted share units and other share-based awards in the past and will continue to do so in the future. We recognize share-based compensation expenses in our consolidated statement of comprehensive income/(loss) in accordance with U.S. GAAP. Any additional grant of restricted share units and other share-based awards in the future may have a material adverse effect on our results of operation.

We adopted an employee stock option plan in 2010, or the 2010 Plan, and a share incentive plan in 2013, or the 2013 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2010 Plan, we are permitted to issue options to purchase up to 20,173,225 ordinary shares. Under the 2013 Plan, we are authorized to grant options, restricted shares, restricted share units or other awards to purchase up to 26,686,700 ordinary shares, consisting of 19,686,700 Class A ordinary shares and 7,000,000 Class B ordinary shares, including the automatic increase of 4,409,477 ordinary shares at the beginning of 2018 pursuant to the evergreen provision of the 2013 Plan. As of March 31, 2018, restricted share units to receive and options to purchase an aggregate of 7,730,854 ordinary shares were issued and outstanding under the 2013 Plan, and options to purchase an aggregate of 1,654,780 ordinary shares were issued and outstanding under the 2010 Plan. 58 Home, our significant investee accounted for under equity method, adopted a share incentive plan in 2015 and granted options and restricted shares under that plan to certain employees of 58 Home and our company. In addition, Zhuan Spirit Holdings Limited, or Zhuan Zhuan Holding, adopted its 2017 Share Incentive Plan, and granted restricted share units, options and restricted shares under that plan to certain employees of Zhuan Zhuan Holding. See “Item 6. Directors, Senior Management and Employees — B. Compensation.” We have granted substantial additional share-based awards in connection with our acquisition of Ganji and may grant more as part of future acquisition and integrations of other companies. As a result of these grants and potential future grants, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of share-based compensation expenses is based on the fair value of the share-based awards. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statement of comprehensive income/(loss) in accordance with U.S. GAAP. The expenses associated with share-based compensation will increase our net loss or decrease our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. Except for the property insurance, third-party liability insurance, professional liability insurance and certain other insurance policies purchased by Beijing Chengshi Wanglin Information Technology Co., Ltd., or Wanglin, Ruiting Network Technology (Shanghai) Co., Ltd., or Shanghai Ruiting, Beijing 58 Information Technology Co. Ltd., or Beijing 58, and 58 Tongcheng Technology Co., Ltd., or 58 Technology, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

In September 2014, we entered into an agreement to purchase 44,915 square meters of office space in Chaoyang District, Beijing, which is used as our company’s new corporate headquarters. All of the space was fully occupied as of December 31, 2017. We have purchased a smaller office space in Tianjin as well. However, outside of Beijing and Tianjin, all of our offices in the other 48 cities and data centers were located on leased premises as of December 31, 2017. At the end of each lease term, we may not be able to negotiate an extension of the leases and may therefore be forced to move to different locations, or the rents we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. We compete with other businesses for premises with certain characteristics or in desirable locations and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

Risks Related to Our Corporate Structure and Restrictions on Our Industry

Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our platforms.

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services. The State Council amended the Provisions on Administration of Foreign Invested Telecommunications Enterprises in February 2016. Specifically, foreign investors are not allowed to own more than 50% of the equity interests in any entity providing value-added telecommunication services. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain business operating licenses for internet content provisions to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an internet content provision license, or ICP license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. Due to a lack of interpretation from MIIT, it is unclear what impact the MIIT Circular will have on us or the other PRC internet companies that have adopted the same or similar corporate and contractual structures as ours. Beijing 58 and certain other consolidated affiliated entities of us hold ICP licenses, and own all domain names used in our value-added telecommunications businesses. Beijing 58 and certain other consolidated affiliated entities of us are also the owners of all registered trademarks used in our value-added telecommunications businesses and are the applicants of all our applications for registration of trademarks used for our value-added telecommunications businesses.

We are a Cayman Islands company and our PRC subsidiary, Wanglin, is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among Wanglin, Beijing 58 and Beijing 58’s shareholders. As a result of these contractual arrangements, we exert control over our Beijing 58 and its subsidiaries and consolidate their financial results in our financial statements under U.S. GAAP. In August 2015, 58 Home, through its PRC subsidiary, Beijing 58 Daojia Information Technology Co., Ltd., or Beijing 58 Home, entered into contractual arrangements with Tianjin 58 Daojia Life Services Co., Ltd., or Tianjin 58 Home, which had previously been an indirect subsidiary of Beijing 58, and the shareholders of Tianjin 58 Home. As a result of these contractual arrangements, 58 Home exert control over Tianjin 58 Home. In addition, Tianjin Zhuanzhuan World Technology Co., Ltd., or Tianjin Zhuanzhuan, entered into contractual arrangements with Beijing Zhuanzhuan Spirit Technology Co., Ltd., or Beijing Zhuanzhuan, and Beijing Zhuanzhuan’s shareholders. As a result of these contractual arrangements, Zhuan Spirit Holdings Limited, or Zhuan Zhuan Holding, exert control over Beijing Zhuanzhuan. For a detailed description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements.”

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated affiliated entities, the contractual arrangements relating to our consolidated affiliated entities, and, except as otherwise disclosed in this annual report, our business operations, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. In particular, in January 2015, the Ministry of Commerce published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise. Under the draft Foreign Investment Law, variable interest entities would also be deemed as foreign-invested enterprises, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the draft law has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. It is uncertain when the draft will be signed into law and whether the final version will have any substantial changes from the draft. See “— Substantial uncertainties exist with respect to the enactment timetable, interpretation and implementation of draft PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel.

Accordingly, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our consolidated affiliated entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated affiliated entities, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated affiliated entities, shutting down our servers or blocking our platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated affiliated entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated affiliated entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

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

Because of PRC restrictions and qualification requirements on foreign ownership of value-added telecommunications services in China, we depend on contractual arrangements with our consolidated affiliated entities, in which we have no ownership interest, to conduct our business. These contractual arrangements are intended to provide us with control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated affiliated entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our platforms and using the domain names and trademarks for which they have exclusive right to use, in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our consolidated affiliated entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational levels. Furthermore, each of our consolidated affiliated entities’ company chops are held by each company’s legal or accounting department. Our ability to ensure the consolidated affiliated entities’ performance under the contractual agreements may be limited if we were unable to secure control of the company chops in the event of a dispute with the entity’s management or shareholders as many official documents require affixation of company chops to become fully effective. As a result, if our consolidated affiliated entities or their shareholders fail to perform their obligations under these contractual arrangements we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to maintain control, we would not be able to continue to consolidate the financial results of these entities with our financial results.

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

Mr. Jinbo Yao is the founder, chairman and chief executive officer of our company, having beneficial ownership of 10.5% of the total outstanding shares of our company as of March 31, 2018. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” He is also the sole director, an executive officer and a shareholder of Beijing 58, our consolidated affiliated entity, holding a 37.8% equity interest in the entity. In addition, Mr. Yao is the sole director and a 16.7% shareholder of Beijing Wanglintong Information Technology Co., Ltd., or Beijing Wanglintong, an entity that holds a 13.4% equity interest in Beijing 58. Mr. Yao is also an executive director and a 1.4% shareholder of Tianjin 58 Home, 58 Home’s consolidated affiliated entity. Conflicts of interest between his duties to our company, his duties to Beijing 58 or Tianjin 58 Home and his interests as a shareholder of Beijing 58 may arise. We cannot assure you that he will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in the favor of our company. Furthermore, in the context of Mr. Yao’s acting as the director and an executive officer of Beijing 58 or a director of Tianjin 58 Home, PRC law would not require him to consider our company’s best interests. We rely on Mr. Yao to abide by the laws of China, which provide that directors and executive officers owe a duty of loyalty and duty of care to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of Cayman Islands, which provide that directors owe a duty of care and duty of loyalty to the company. The respective legal framework of China and the Cayman Islands does not provide guidance in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated affiliated entities should one arise, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. In addition, Mr. Yao could violate his non-competition or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

Pursuant to the relevant regulations promulgated by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT, any company engaged in internet broadcasting activities must obtain an Online Audio/Video Program Transmission License issued by the SAPPRFT and operate in accordance with the scope as stipulated in such license. Since February 2008, only wholly state-owned or state-controlled enterprises are qualified to apply for new Online Audio/Video Program Transmission License. Beijing 58 Auto Technology Co., Ltd. or Beijing 58 Auto (formerly known as Beijing Leftbrain Network Technology Co., Ltd.), one of our consolidated affiliates, has not obtained an Online Audio/Video Program Transmission License and provides on its website certain audio/video programs on third-party platforms, which have the Online Audio/Video Program Transmission Licenses. Beijing 58 Auto had fines imposed for an amount of RMB6,000, RMB6,000 and RMB3,000 in 2015, 2016 and 2017, respectively, for providing internet broadcasting activities without an Online Audio/Video Program Transmission License, Beijing 58 Auto may be subject to additional penalties and be required to change its way to provide audio/video programs if the local authorities still consider the existing way that Beijing 58 Auto provides the audio/video programs to be an internet broadcasting activity.

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

Regulation and censorship of information distribution over the internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our platforms.

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. A website operator may also be held liable for such censored information displayed on or linked to its website. For a detailed discussion, see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Value-Added Telecommunication Services” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Information Security and Censorship.” We have a team within our data security department which implements internal procedures to review the content in our system for compliance with applicable laws and regulations, aided by a program designed to periodically sweep our platforms and the data being conveyed in our system for sensitive keywords or questionable materials. In spite of this screening system, we may have difficulty identifying and removing all illegal content or transactions involving illegal sales of goods and services, which could expose us to the penalties described above.

Risks Related to Doing Business in China

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries, Wanglin, 58 Technology and Shanghai Ruiting, are foreign-invested enterprises and are subject to laws and regulations applicable to foreign-invested enterprises as well as various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

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

Among other things, the draft Foreign Investment Law expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. The draft Foreign Investment Law specifically provides that entities established in China but “controlled” by foreign investors will be treated as FIEs, whereas an entity set up in a foreign jurisdiction would nonetheless be, upon market entry clearance by the Ministry of Commerce, treated as a PRC domestic investor provided that the entity is “controlled” by PRC entities and/or citizens. In this connection, “foreign investors” refers to the following subjects making investments within the PRC: (i) natural persons without PRC nationality; (ii) enterprises incorporated under the laws of countries or regions other than China; (iii) the governments of countries or regions other than the PRC and the departments or agencies thereunder; and (iv) international organizations. Domestic enterprises under the control of the subjects as mentioned in the preceding sentence are deemed foreign investors, and “control” is broadly defined in the draft law to cover the following summarized categories: (i) holding, directly or indirectly, not less than 50% of shares, equities, share of voting rights or other similar rights of the subject entity; (ii) holding, directly or indirectly, less than 50% of the voting rights of the subject entity but having the power to secure at least 50% of the seats on the board or other equivalent decision making bodies, or having the voting power to exert material influence on the board, the shareholders’ meeting or other equivalent decision making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity’s operations, financial matters or other key aspects of business operations. Once an entity is determined to be an FIE, it will be subject to the foreign investment restrictions or prohibitions set forth in a “catalogue of special administrative measures,” which is classified into the “catalogue of prohibitions” and “the catalogue of restrictions,” to be separately issued by the State Council later. Foreign investors are not allowed to invest in any sector set forth in the catalogue of prohibitions. However, unless the underlying business of the FIE falls within the catalogue of restrictions, which calls for market entry clearance by the Ministry of Commerce, prior approval from the government authorities as mandated by the existing foreign investment legal regime would no longer be required for establishment of the FIE.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to a Notice 112 issued by the State Administration of Taxation in January 2008 and the Arrangement between the Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise at all times within the 12-month period immediately prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement (Hong Kong) and other applicable PRC laws. Pursuant to SAT Notice 9 issued by the State Administration of Taxation in February 2018, which took effect on April 1, 2018 and superseded SAT Circular 601 issued by the State Administration of Taxation in October 2009 and an announcement released by the State Administration of Taxation in June 2012, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. “Beneficial owners” are residents who have ownership and the right to dispose of the income or the rights and properties giving rise to the income. These rules also set forth certain adverse factors against the recognition of a “beneficial owner,” such as not carrying out substantive business activities. Whether a non-resident company may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. SAT Notice 9 further provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when conducting tax filings, which will be subject to post-filing examinations by the relevant tax authorities. None of our Hong Kong subsidiaries has applied for the approval for a withholding tax rate of 5% from the local tax authority prior to SAT Circular 60, nor has any of our PRC subsidiaries applied the 5% tax rate directly to any dividend payment after the SAT Circular 60, as our PRC subsidiaries have not paid dividends to us. We plan to have our Hong Kong subsidiaries assume some managerial and administrative functions, as well as conduct other business functions in the future. Once we implement such a plan, our Hong Kong subsidiaries may be qualified as beneficial owners as defined under SAT Notice 9 and will enjoy treaty benefits such as preferential dividend withholding tax rates. However, our Hong Kong subsidiaries as currently situated may be considered non-beneficial owners and we cannot assure you that the relevant PRC tax authority will agree with our view when any of our PRC subsidiaries directly applies reduced withholding tax rate under the relevant tax treaty in the future. As a result, we may not be able to enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement (Hong Kong) and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to their shareholders in Hong Kong such as China Classified Information Corporation Limited.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

On February 3, 2015, the State Administration of Tax issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Notice 7, which partially replaced and supplemented previous rules under the Notice on Strengthening Administration of Enterprise Income Tax for Share Transfers by Non-PRC Resident Enterprises, or SAT Circular 698, issued by the State Administration of Taxation, on December 10, 2009. SAT Notice 7 extends its tax jurisdiction to not only indirect transfers set forth under SAT Circular 698 but also transactions involving transfer of other taxable assets, through the offshore transfer of a foreign intermediate holding company. SAT Notice 7 also brings challenges to both the foreign transferor and transferee (or other person who is obligated to pay for the transfer) of the taxable assets. Where a non-resident enterprise conducts an “indirect transfer” by transferring the taxable assets indirectly by disposing of the equity interests of an overseas holding company, the non-resident enterprise being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority such indirect transfer. Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of up to 10% for the transfer of equity interests in a PRC resident enterprise. However, SAT Notice 7 has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017, and concurrently abolished SAT Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. Pursuant to SAT Notice 7 and SAT Bulletin 37, both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

We face uncertainties on the reporting and consequences of private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises outside a public securities market, which means that an investor obtains or sells our shares outside a public securities market, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. Our company and other non-resident enterprises in our group may be subject to filing obligations or taxation if our company or other non-resident enterprises in our group are transferors in such transactions, and may be subject to withholding obligations if our company or other non-resident enterprises in our group are transferees in such transactions, under SAT Notice 7 and/or SAT Bulletin 37. For the transfer of shares in our company by investors that are non-PRC resident enterprises outside a public securities market, our PRC subsidiaries may be requested to assist in the filing under SAT Notice 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Notice 7 and SAT Bulletin 37 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that our company and other non-resident enterprises in our group should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

The PRC tax authorities have the discretion under SAT Notice 7 and SAT Bulletin 37 to make adjustments to the taxable capital gains based on the difference between the fair value of the taxable assets transferred and the cost of investment. If the PRC tax authorities make adjustments to the taxable income of the transactions under SAT Notice 7 and SAT Bulletin 37, our income tax costs associated with such potential sales or acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations. We have conducted acquisitions or sales in the past and may conduct additional acquisitions or sales in the future. We cannot assure you that the PRC tax authorities will not, at their discretion, adjust any capital gains and impose tax return filing obligations on us or require us to provide assistance for the investigation by PRC tax authorities with respect thereto. Heightened scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

PRC regulations establish complex procedures for mergers and acquisitions, including acquisitions of PRC companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006, with subsequent amendment in June 2009, which is commonly referred to as the M&A Rules. See “Item 4. Information on the Company — B. Business Overview — Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Ministry of Commerce shall be notified in advance of any concentration of undertaking, occurring inside or outside China, if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, due to lack of clarity under some PRC laws and regulations, it is unclear in some circumstances whether an approval is required for a merger or acquisition transaction and we cannot assure you that the PRC governmental authorities will agree with our view on whether the approval is required for transactions conducted or to be conducted by us.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “Item 4. Information on the Company — B. Business Overview — Regulation —Regulations on Employee Stock Option Plans.” We and our PRC employees who have been granted share options and restricted shares are subject to these regulations. Failure of our PRC share option holders or restricted shareholders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially adversely affect our business.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our securities offerings to make additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our securities offerings, are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from our securities offerings to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the maximum amount that such PRC subsidiary is allowed to borrow from foreign creditors under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries must be filed with the Ministry of Commerce or its local counterpart, and if our PRC subsidiaries are subject to special administrative measures for foreign investment entry under PRC laws, namely the restrictions applicable to the “restrictive business” under the Guidance Catalog of Industries for Foreign Investment and special requirements on shareholding percentage and qualification of senior officers for “encouraged business” under the foregoing catalog, the capital contributions to such PRC subsidiaries will be subject to approval by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

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

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, any loans from our Cayman Islands holding company or other offshore entities to PRC domestic company are required to be registered with local SAFE and cannot exceed the maximum amount that such company is allowed to borrow from foreign creditors under the applicable PRC laws and complete record-filling procedures with local SAFE on an item-by-item basis. In addition, loans to a PRC domestic company with a term of one year or a longer term are also subject to filings with the National Development and Reform Commission and/or its local branches. Therefore, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our securities offerings to extend loans to our consolidated affiliated entities or their subsidiaries, each of which is a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated affiliated entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans or financial support to our consolidated affiliated entities. We currently do not plan to use the proceeds from our securities offerings to fund the operations of our consolidated affiliated entities and their subsidiaries. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans or other forms of financial support to consolidated affiliated entities. We will assess the working capital requirements of our consolidated affiliated entities on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our consolidated affiliated entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this annual report, our PRC subsidiaries have not paid dividends to us. Further, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. As of March 31, 2018, the registered capital of our PRC subsidiaries Wanglin and 58 Technology was US$280 million and approximately US$107 million, respectively. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

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

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. With the development of the foreign exchange market and progress towards interest rate liberalization and Renminbi internationalization, the PRC government may in the future announce further changes to the exchange rate system and there is no guarantee that the Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Companies operating in China are required to participate in social insurance and housing fund plans. We have not fully contributed to such plans as required by applicable PRC regulations. As of December 31, 2017, with regards to the outstanding contributions, including historical underpayments to such plans, we made a provision of RMB61.4 million, which is reflected in our audited financial statements included in this annual report. While we believe this provision is adequate, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines.

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

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain PRC-based companies that are publicly traded in the United States. On January 22, 2014, an initial administrative law decision was issued, censuring that each of the firms had violated the SEC’s rules of practice by failing to produce audit work papers to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months. The decision is not effective unless and until it is endorsed by the SEC. On February 12, 2014, the four PRC-based accounting firms appealed to the SEC against this sanction. On February 6, 2015, the four PRC-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S. listed companies. The settlement required the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If future document productions fail to comply with the documentation production procedures that are in the settlement agreement or if there is a failure of the process between the SEC and the CSRC, the SEC retains authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. If the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our common stock from the New York Stock Exchange, or NYSE, or the termination of the registration of our common stock under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our common stock in the United States.

Risks Related to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on October 31, 2013, the trading price of our ADSs has ranged from US$17.00 to US$87.65 per ADS, and the last reported trading price on April 27, 2018 was US$84.11 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the United States. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of March 31, 2018, holders of our Class B ordinary shares collectively owned approximately 16.3% of our outstanding ordinary shares, representing 66.1% of our total voting power. As of March 31, 2018, our founder, chairman and chief executive officer, Mr. Jinbo Yao, and Tencent beneficially owned an aggregate of 33.3% of our outstanding shares.

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

Depending upon the value of our assets, which may be determined based, in part, on the market value of our Class A ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2017 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat Beijing 58 and other consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 and other consolidated affiliated entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending December 31, 2018 and for subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC for our taxable year ending December 31, 2018 or any future taxable year. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

In June 2014, Tencent invested US$736.1 million in our company and acquired 36.8 million Class A and Class B ordinary shares, representing a 19.9% equity interest in our company on a fully diluted basis at that time. We applied part of the proceeds from this transaction to repurchase 27.6 million ordinary shares of our company from certain pre-IPO shareholders.

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

Later in 2015, our company, as a limited partner, committed an aggregate of 46.5 million newly issued ordinary shares and US$406.7 million in cash to several private equity funds, of which all the ordinary shares and US$272.4 million in cash were contributed to the funds in August 2015. These funds are dedicated to investing in businesses in China and separately managed by different investment entities, as general partners, which are unaffiliated with each other and unaffiliated with us. These funds, together with Tencent, acquired all the remaining equity interests in Ganji in August 2015. We also transferred an aggregate of 4.4 million fully vested restricted share units of our company and approximately US$51.0 million in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji. We considered that we had a controlling financial interest over the equity funds under the voting interest model, and as a result have consolidated Ganji since August 6, 2015. In September 2017, the aforementioned funds distributed all equity interests in Ganji not held by us or Tencent to their respective limited partners. For a total consideration of US$14.1 million, we acquired those equity interests as well as the remaining equity interest in Ganji held by Tencent. As a result, Ganji became a wholly owned subsidiary of our company on September 14, 2017.

On November 27, 2015, 58 Home raised US$300.0 million in a Series A preferred shares equity funding round, with participation from Alibaba Group Holding Limited, global investment firm KKR, and Ping An Group, among which US$10.0 million was contributed by 58.com Inc. Following the closing of the Series A financing of 58 Home, 58.com Inc. holds majority equity interests in 58 Home. As certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015.

On December 31, 2015, we divested our controlling ownership stake in Guazi, a subsidiary that operated our C2C used car trading platform, to Mr. Mark Haoyong Yang, co-chairman of our board of directors at the time. We had a 45.6% stake in Guazi immediately after the spin-off, and we currently hold minority equity interests in Guazi following their subsequent private equity financing.

In April 2017, we transferred our business relating to the Zhuan Zhuan app and certain used goods related listing channels from the 58 and Ganji classified platforms into a Zhuan Spirit Holdings Limited, or Zhuan Zhuan Holding, and its subsidiaries consolidated affiliated entities, and Tencent invested US$200.0 million in cash and additional business resources in Zhuan Zhuan Holding in exchange for a minority equity ownership. We will continue our direct traffic and other business support to Zhuan Zhuan Holding. We currently own a majority of equity stake in Zhuan Zhuan Holding.

In September 2017, we entered into a framework agreement with Mr. Jinbo Yao, the chief executive officer of our company, and other parties thereto, to dispose our financial services and other finance related business (the “disposed business”) to Mr. Jinbo Yao, who in return committed to provide capital contributions to the disposed business subsequent to the disposal. Pursuant to this framework agreement, we agreed to provide to the disposed business, among other things, some traffic support and the right to use certain intellectual property rights. In return, we are entitled to profit participation rights in the disposed business.

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

Our business currently consists of 58 core businesses and incubated new businesses.

The 58 Core businesses are comprised principally of 58 and Ganji (“ 赶集网”), our multi-content category online classifieds platforms, Anjuke (“安居客”), our real estate listing platform, ChinaHR (“中华英才网”), our online recruitment platform that focuses on white-collar jobs and Jia Xiao Yi Dian Tong (“驾校一点通”), an online platform for drivers’ license examination preparation and other related services. Our 58 core businesses enable local businesses and consumers to connect, share information and conduct business in China.

The incubated new businesses include Zhuan Zhuan (“转转”), an online used good trading platform, 58 Home (“58到家”), an online home and moving services platform, and Che Hao Duo (“车好多”), an online used and new car trading platform which contains Guazi (“瓜子”), the used car platform and Mao Dou (“毛豆”), the new car platform. These platforms provide more vertically integrated services to users in their respective content categories. They were initially incubated within 58 or Ganji and have completed fund raisings from additional outside investors.

We primarily conduct our business in mainland China. Our online services currently cover 338 cities (“市”), 443 counties (“县”), and over 9,000 towns and villages (“乡镇”) in mainland China. We have our direct sales team in 49 cities in mainland China.

Our Users

Our users refer to all participants on our platforms, including consumer users and business users.

Consumer users browse and search information on our online platforms without the need to register an account with us. After completing a user registration process, a user can post information, access more content and use our communication tools and other services. We increasingly encourage more users to register and log into their accounts before utilizing our services.

Business users are typically those who attempt to attract customer leads or hire people for their businesses. Business users can post information on our platform for free, however, they may choose to pay for our premium services to enhance the marketing effectiveness.

Members refer to users, primarily business users, who purchase our subscription-based membership services and maintain subscription-based paying member accounts. Members are entitled to additional services and benefits as compared to non-paying users. See also “— 58 Core Service Offerings — Paid premium services to business users — Subscription-based membership services.”

Our online marketing customers refer to users who have purchased our various online marketing services to enhance their marketing effectiveness. Members who purchase our subscription-based membership services can also purchase online marketing services in addition to subscription based membership, typically at a discount compared to non-subscription-based members. Online marketing customers also include third-party internet companies who collaborate with us on performance-based online marketing services for their own advertisers. See also “— 58 Core Service Offerings — Paid premium services to business users — Online marketing services.”

58 Core Service Offerings

58 Core services for consumer users

We provide platforms for consumer users to browse, search and post information, get connected and communicate with services providers to ultimately address these consumer users’ needs for local services. We continue to invest in technology such as big data and artificial intelligence (AI) to enhance the relevance and effectiveness of our services. 58, together with other acquired platforms, are well positioned to serve Chinese consumers with respect to provision local service information. Some consumer users also pay to better promote their own listings, but it is free for consumer users to browse, search and use other features on our platforms.

The following platforms can be accessed through personal computers (PC), mobile browsers, as well as mobile applications (APP).

58 was launched in 2005 when our company was first founded. It is currently the largest online classifieds platform in China measured by traffic and revenues. It contains various content categories such as jobs, real estates, used goods, automotive, yellow pages and other local services categories.

58 Town (“58同镇”) was launched in 2017 as a rural version of 58 targeting the rural population. It contains largely similar local services categories as 58 with content more relevant in small towns in China. We leverage our decade-long know-how in local information to rapidly acquire followers from Tencent’s WeChat eco-system. We identify and work with a local partner in each small town and provide online tools and training so that the partner can generate, disseminate and manage local content to attract users. The information is available in WeChat public account, mini-program, and is also stored in 58 data base which is synchronized with 58 App. Gradually, we convert more users to access 58 Town information to 58 App.

Ganji (“赶集”) was launched in 2005. It was consolidated into our company in August 2015. It contains similar content categories as 58. A new mobile app version for Ganji, which emphasizes on jobs category, was launched in December 2017 which targets to differentiate Ganji from 58, which has more balanced and comprehensive content categories.

Anjuke (“安居客”) was launched in 2007 and acquired and consolidated by us in March 2015. It is currently one of the leading real estate listing platforms and is focused mainly on real estate sales, both secondary and primary, whereas the housing categories on 58 and Ganji platforms mainly focus on rental and secondary housing sales.

ChinaHR (“中华英才网”) was launched in 1997 and acquired by 58.com in May 2015. It is currently one of the leading online recruitment platforms and is focused on white-collar jobs and offers career information and various other recruitment related services.

Jia Xiao Yi Dian Tong (“驾校一点通”) was launched in 2005 and acquired by 58.com in April 2015. It is currently one of the leading platforms that offer drivers’ license examination preparation and other related services.

58 core services for business users

Business users use our platform to upload and promote their services, attract customer leads and inquiries and hire people for their own businesses. Business users can also validate themselves through a range of individual and business background validation tools on the platform to enhance their profiles online.

We provide business users a series of services for free. They can post information within certain limit for free. In most of its key categories, they have a basic storefront pages and access to PC and mobile apps to manage their listings and communicate with consumer users.

We also launched dedicated mobile apps for business users with more mobile-friendly features for them to manage listings on our platforms, get leads and communicate with consumer users. We also increasingly generate more data insight on marketing effectiveness and provide relevant feedback to our business users and help them to increase the efficiency of their online marketing effort and overall business activities. We plan to continue to expand the features and enhance the user experience for these software as a service (SaaS) tools. With the help of these enhanced tools, we increase engagement and interaction between consumer users and business users, which in turn provides us with larger amount of data for us to better understand, profile and connect with our users. As a result, by leveraging our AI and big data capabilities, our platforms are becoming increasingly intelligent to match consumer users with business users, leading to more diversified lead-generation revenue models, higher traffic monetization efficiency and improved quality of the information.

Our mobile applications developed for business users primarily consists of the following:

Zhao Cai Mao (“招才猫”) is a dedicated recruitment mobile app particularly for small and micro business users. This application allows employers to upload descriptions of their business, post jobs and search for and chat with potential job seekers. Its location-based services help identify job seekers that are potentially more geographically suitable for the open positions. Its chat function provides a convenient alternative to phone calls to conduct job search related communication. It enables employer to better connect with job seekers on 58 and Ganji platforms. These features make the hiring process more efficient and help employers recruit on the go. Business users can pay for more leads or enhanced online marketing services on this app.

Mobile Real Estate Agent (“移动经纪人”) is a dedicated mobile app for individual real estate agent users. It helps real estate agent to upload and manage listings, contribute content to the platform and connect more effectively with consumer users.

Shang Jia Tong (“商家通”) is a dedicated mobile app for yellow page business users. It helps business users to upload and manage listings and connect more effectively with consumer users.

Che Shang Tong (“车商通”) is a dedicated mobile app for used car dealer users. It helps used car dealers to upload and manage listings, access useful information such as maintenance or pricing through integrated third-party tools, and connect more effectively with consumer users.

58 Town for Town partner (“58同镇镇长端”) is a dedicated mobile app for 58 Town partners to upload, promote and manage information on the 58 Town network, which includes WeChat groups, mini program and 58 app. It also help town partners to receive training, guidance and information from our dedicated service representatives.

Paid premium services to business users

Subscription-based membership services.

Even though business users can participate our platform for free, some business users pay for additional premium services to enhance their marketing effectiveness. Our subscription-based membership is a basic service package consisting mainly of merchant certification, display of an online storefront on our platforms, preferential listing benefits such as daily priority listings and a higher limit for daily listings, and access to our dedicated customer service support team and online account management system. Members who subscribe to our membership can enjoy more services and obtain more effective marketing than non-paying business users on our platforms. 58, Ganji and Anjuke offer subscription-based membership packages that include similar types of services although the specific details of the services, such as the quotas for daily listings and downloadable resumes, may vary from platform to platform.

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

We acquire a majority of subscription-based members through our field sales teams and our sales agent network. Our centralized and dedicated tele-customer service team supports our members during their membership period to enhance the marketing effectiveness and improve membership renewals. A majority of our subscription-based paying members are small and medium-sized local businesses.

The following table sets forth the number of subscription-based paying membership accounts for the periods indicated:

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2015	2015	2015	2015	2016	2016	2016	2016	2017	2017	2017	2017
	(in thousands)
Subscription-based Paying Membership Accounts	797.6	990.0	1,682.0	1,754.8	1,817.8	1,974.0	2,067.2	2,069.7	2,211.9	2,464.3	2,611.2	2,653.5

Note:	We define subscription-based paying membership accounts as the registered accounts through which our users have purchased our membership subscriptions. The number of paying membership accounts in a given period represents the paying members whose membership subscriptions are in their service period at any point during such given period.

Online Marketing Services.

We position subscription-based membership services as a basic entry-level package services for business users. In addition to membership services, we aspire to provide various additional online marketing services to meet the various needs of business customers of different scales. Some online marketing services types are available for most content categories, whereas others are tailor made for certain content categories only.

Our business users purchase online marketing services to enhance their marketing and recruitment effectiveness. Business users can purchase online marketing services without subscribing to subscription-based membership services. However, subscription-based paying members enjoy get bigger discount for additional online marketing services. In 2017, subscription-based paying members continue to contribute majority of the online marketing services revenues. On average, approximately 60.2% of our quarterly paying membership accounts purchased our online marketing services in 2017. We plan continue to promote online marketing services to our subscription-based paying members.

Our online marketing services primarily include real-time bidding, priority listing, various other lead-generation services and display advertising. Some types of online marketing services are similar across different content categories, whereas others are tailored to one or some specific content category based on the nature of the content category and our insights and know-how.

Business users use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a cost-per-click (CPC) basis. We have developed a user-friendly bidding system through which business users can create text- and graphic-based descriptions for their listings and bid on the placements of their listings. In some categories, instead of a dynamic market-based bidding pricing system, we set fixed CPC price that is subject to regular reviews and adjustment. We made decisions as to which bidding systems to use based on our experience and know-how about each specific content category. Through bidding services, we typically generate much higher revenues than we otherwise could with the same amount of listing space as it maximizes the traffic monetization efficiency.

Business users also purchase our priority listing services, which typically place their listings below real-time bidding listings but above the area where regular subscription-based paying members’ listings are displayed. Business users can purchase listing placements of varying durations from several hours to several days to several weeks depending on their need.

We continue to provide users more innovated ways to connect on our platforms in addition to phone calls, such as online chat through instant messaging tools, a quote for a specific service item, submission of resume to an open job posting in which users are interested. As a result, we are increasingly capable of passing leads directly to our business users. In addition, as we accumulate more user data and build better user profiles, we are also able to improve the quality of the leads we provide. Therefore, we are providing more innovative lead-generations based online market services to our business users to replace the traditional listing-position-based services. We offer business users a simpler way to market their services with clear measures of returns on investment (ROI) of their marketing investment. This also allows us more flexibility to utilize our traffic and to leverage technology to better match the needs of consumer and business users. As we monitor the effectiveness and gather feedback from our customers, our AI and big data algorithm help improve both monetization and user experience.

We provide display advertisement mainly for major business users, such as primary real estate developers on our Anjuke platform, companies who hire more white-collar staff on our ChinaHR platform and car manufacturers on our 58che (“58车”) platform. These business users purchase display advertisement to enhance their brand recognition and attract consumer attention. These display advertisements are either text- or graphic-based displays for varying time periods ranging from several days to several months.

Most of the online marketing services customers are required to make payment in advance before purchasing our services, in the form of purchasing virtual online currencies of our platforms. Paying members can log into our account management webpage or mobile apps and purchase various online marketing services through an easy-to-use interface.

Incubated New Businesses

Zhuan Zhuan (“转转”) is an online used goods trading platform launched in the fourth quarter of 2015 that mainly focuses on consumer to consumer (“C2C”) used goods transactions. It allows users to search and trade a wide variety of used goods and features picture-taking and video-shooting to make listing used goods much easier. The C2C payment solution for Zhuan Zhuan is a Wechat payment based escrow payment process co-developed by 58 and Tencent. This is a convenient and secure payment method with an escrow payment process. Under this process, funds transferred through online payment will not be released to the sellers until the buyers confirm receipt. The use of WeChat account log-in and exclusive WeChat friends’ relations data has given the platform an extra level of security and social interest. Users can opt to transact offline face-to-face as well as using Zhuan Zhuan to contact logistic service providers who can come to sellers’ place to pick up the goods. To further enhance confidence and trust in used goods transactions, for some specific product categories, such as iPhones, we have hired a team that specializes in iPhone authentication and maintenance. Leveraging our increasing knowledge of the marketplace and to promote market activities, we also recommend price ranges for specific product categories. These innovative value-added services help to boost transaction volume and strengthen our brand recognition for the platform through word of mouth marketing. Zhuan Zhuan has experienced very rapid growth in user traffic, transaction volume and gross merchandize values since its launch in 2015.

We currently own a majority of equity stake in the Zhuan Zhuan Entities and continue to consolidate Zhuan Zhuan in our financial statements. See “–A. History and Development of the Company.”

58 Home (“58 Daojia Inc.”) is a platform that enables users to search and purchase various home and household services, including domestic services, ad-hoc delivery services and platform services. Consumer users can select individual service providers online without going through middleman agency companies. For its core service categories, in addition its online platform, 58 Home engages various offline operations, such as finding and certifying individual service providers and providing them with a mobile app tailor made for them to receive order and connect with consumer users. 58 Home also conducts regular offline training for services providers in an effort to raise the quality of their services. 58 Home has customer service call center teams that collect customer feedback to enhance its customers’ operations. 58 Home also partners with other third-party vertically-dedicated service companies in order to widen its content categories. Currently, there are over 269 cities in China where most of 58 Home’s online services are available.

We hold 87.9% of the total outstanding ordinary shares of 58 Home and 61.7% of the total outstanding shares of 58 Home on an as-converted basis. As certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015. See “–A. History and Development of the Company.”

Che Hao Duo (“车好多”), previously known as Guazi, is one of the leading innovative automotive retail groups in China. Its business mainly consists of Guazi (“瓜子”), an online consumer-to-consumer (C2C) used car trading platform, which was launched in 2015 and Mao Dou (“毛豆”), an online new car trading platform, which was launched in 2017. These platforms provide consumers with a great selection of used and new car inventory and a hassle-free one-stop-shop experience with various post-sales maintenance services, financing and insurance solutions. They continue work towards optimizing the efficiency of the overall automotive retail industry with strong big data capability, strong brand recognition, major online mobile apps and offline sales and technician teams that cover approximately 200 cities in China.

We currently have a minority equity interest in Che Hao Duo. Che Hao Duo has been accounted for using cost method since the transaction whereby we divested Che Hao Duo on December 31, 2015. See “–A. History and Development of the Company.”

Content Categories

We organize listings on our platforms by content categories in an intuitive and easy-to-use directory to facilitate browsing and viewing. Currently, the major content categories in terms of number of listings and user traffic on our platforms are the following:

•	Jobs. Jobs currently covers a wide range of job categories, such as sales, customer service, manufacturing, human resources and administrative, homecare, cleaning, security, logistics. Employers on our platforms come from diverse industries, such as dining, recreation and entertainment, internet, retail and e-commerce, healthcare, education, finance and insurance, real estate, renovation and construction. We also have recruitment agencies, which represents a minority of all listings on jobs category. Our 58 and Ganji platforms have largely mid-to-lower-level income job listings and resumes. ChinaHR, on the other hand, focuses on white-collar jobs from larger and more reputable companies. Job applicants can prepare a resume online, browse open positions and apply for jobs online. They can also join an online community to share job search experience and access career advices or industry news. Employers can upload job listings, purchase resumes and use our background check and assessment services. Job applicants and employers can communicate in various ways on our platforms through various consumer and business facing mobile apps.

•	Real estate. Real estate is sorted into subgroups of residential leasing, secondary and primary property sales, office space, retail space and industrial real estate leasing. 58 and Ganji platforms have mainly rental and secondary property sales listings, while our Anjuke platform has mainly secondary and primary property sales listings. Listings are mostly uploaded by real estate agents, although consumers can upload their own homes for lease or sale as well. We have been continuously working on enriching the content and improving the quality of our listings. For instance, for residential properties, a listing not only covers the home itself, but also increasingly covers floor plan and description of the community. The format of the listing includes text, picture and increasingly video, virtual 3-D depiction or bird's-eye view of the property and community. We also provide useful tools such as maps, property pricing index, mortgage calculators, housing policy discussions and industry news to further assist consumers’ decision-making.

•	Used goods. Used goods covers a wide range of used consumer products such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, books, artwork, sporting goods and musical instruments. On 58 and Ganji platforms, listings are uploaded by either professional used goods resellers or individual consumers. On Zhuan Zhuan, listings are largely uploaded by individual consumers. Consumers can browse and communicate with businesses or other consumers on 58 and Ganji. In addition, consumers can directly transact on Zhuan Zhuan.

•	Automotive. Automotive includes listings of used and new cars, car leasing, driving school services, automotive repairs and maintenance services, and other car-related services. Our platforms primarily focus on used car. Listings are uploaded by either used car dealers or individual consumers. Our platforms also provide consumers with tools for car valuation, inspection of used car maintenance record and insurance solutions. For selected vehicles, we also provide vehicle inspection information as well as financial services, mostly through qualified third-party partners, in an effort to better facilitate the automotive transaction. We separately display cars subject to our inspections on our platform. Consumer users and businesses users can communicate in various ways on our platform through various consumer and business facing mobile apps.

•	Yellow pages local services. This category covers a variety of services such as homecare, business services, renovation, education and training, vehicle rental, franchise licensing services, wedding and filming, and travel services. On 58 and Ganji platforms, consumer users search and browse local services information. Listings are primarily uploaded by business users. We are encouraging more user reviews and develop more information tags on businesses and their service offerings to further facilitate decision-making. Consumer users can browse and communicate with business users or other consumer users on 58 and Ganji. For selected categories, such as home cleaning, mate services and ad-hoc logistics services, 58 Home allows consumers to directly purchase services from services providers rained and regulated by 58 Home.

Content Monitoring and Quality

We are committed to offering authentic and high quality information across our platforms and complying with applicable laws and regulations. We believe information quality is critical to superior user experience. However, we are subject to spam, poor quality information and fraudulent activities as many other large internet companies.

We have adopted a multiple-level detective, protective and preventive system to manage our content and safeguard information quality.

•	Screening, removal and user feedback system on information. We utilize proprietary technology such as text- or picture-based content screening analysis technologies together with manual screening to ensure content that contains certain keywords are automatically filtered out and cannot be successfully posted on our online platforms. We have a rigorous process to detect and remove content that violates the platform rules, such as posting information in an irrelevant category. The accounts that violate these rules will be temporarily suspended or permanently terminated based on the severity of the violation. We also hold our sales and customer service staff who first introduce such businesses onto the platforms accountable for the violations. We encourage users to report information quality issues or fraudulent activities. We are increasing our resources to process and validate these reports and claims. We encourage business users to make a deposit for information quality in exchange of more traffic support. In the event of violation, the deposit will be deducted and paid to the users who report the violation. In other cases where the business users or the platforms have paid for premiums to insure information quality, the insurance company will compensate the users. We may compensate or reward the users even if it is not legally required.

•	Account management and control. Many information quality issues arise from insufficient verification and control over the account set-up and management. We have been raising the bars on authorization of individuals and businesses, and increasing the authorization requirement and verification procedure during the account opening process. We work with increasing number of third parties and used more advanced technologies such as facial recognition to validate the account owner. The percentage of users who have passed one or multiple real identity validation has been increasing.

•	Ongoing online monitoring powered by big data. We used our proprietary systems to analyze information, track user traffic and detect irregular user behaviors, spams or potential fraud. Our big data capability allows us analyze a huge amount of data per second in real time, and analyze multiple forms of data including text, photo, video and voice. We are also building large databases on our content categories such as real estate and automotive to further regulate the posting and detect irregular information upload. As we are becoming more experienced to detect fraudulent individuals and offenders and develop more comprehensive blacklists and whitelists.

•	Onsite due diligence and external partnerships. We have increased and will further increase investment in onsite due diligence, including examining the availability and status of the listed real estate properties, inspecting the condition of used cars, validating the due authorization and hiring needs from employers and recruitment agencies, which helps to safeguard the platform information quality. We also partner with other internet companies and other interested organizations to share experience and leads. We work closely with law enforcement authorities to assist in their investigations against fraud. With insights drawn from our data analytics, we help law enforcement authorities to identify suspicious groups and individuals who may commit fraud or infringe on consumer rights.

•	Increase exposure to high quality information. In addition to detecting and removing misinformation and guarding against fraudulent activities, we also try to identify high quality information and provide them with more exposures as a way to improve overall user impression on information quality. For instance, we encourage real estate agents to guarantee the quality of listing through our “genuine housing” (“真房源”) initiative in exchange with more traffic support. We support real estate agents with technology platform to upload videos of property listings, which tend to be genuine and attract more click-through. We also encourage business users across all platforms to provide quality guarantee deposits to increase consumer confidence. We have dedicated sections on our platforms, including Che Hao Duo and 58 Home, to display listings of real estate, cars or services that have been inspected onsite. We believe that these measures, combined with other content monitoring efforts, will improve the overall information quality on our platforms.

Technology

Technology is the key to our success. We have been making continuous investment in technology to enable superior user experience, increase the ease and effectiveness of business users in using our platforms and optimize our operational efficiency. Our proprietary technology supports very high user traffic during peak traffic periods such as the Chinese New Year, which is the peak season for job and rental home searches. As of December 31, 2017, we had a team of approximately 3,000 highly skilled product development personnel and engineers with expertise in a broad range of technical areas. We will continue to develop technology to support our business innovations and growth.

Our technology capability primarily lies in the areas of real-time search, anti-fraud protection and information quality assurance, big data, AI, cloud and online marketing.

Real-time Search

To accomplish the timely display of information, we have developed a proprietary search engine with high levels of performance, reliability and scalability.

•	High performance levels. We have implemented an advanced search indexing system through which all new data are stored immediately after they are posted. Our new postings are typically available for search within three seconds after they are posted.

•	Highly reliable. We have developed a load balancing mechanism in the search engine to ensure that our overall searching system will be unaffected by server failure.

•	Highly scalable. Our search system is implemented on a distributed and clustered infrastructure which enables the storage and processing of large datasets and facilitates deployment of resources on a larger scale.

Anti-fraud Protection and Information Quality Assurance

•	Content analysis technology. Our system screens every listing for fraud risk before a listing can be displayed on our online platforms by using various specific technologies such as watermark identification, information retrieval and machine learning technologies. Our system is designed to sweep the data being transmitted on our platforms on a real-time basis for sensitive keywords, questionable content and unusual level of activities.

•	User behavior analysis technology. Equipped with data mining technology to track and analyze a wide range of anonymous user information, our system can detect and flag potential irregularities and initiate the relevant procedures to quickly identify and fix any potential problems.

•	Manual review and feedback adopting system. We use a manual review process to screen information that is flagged by our system, requiring a more detailed follow-up. We have built a mechanism through which our system can “learn” from the results if a listing is checked and validated to be accurate through our manual review process, by incorporating the manual review results in our system database. Thus we are able to continue to update our system and enhance the system’s screening capability and efficiency.

Big Data

We have developed our own big data infrastructure as a result of the increasing need for large scale and real time data analysis to enhance our operation and user experience. Our massive amount of data is stored on a distributed computing and storage network. Our system has the capacity to process million level requests per second. Our big data infrastructure is both scalable and reliable, providing strong support for the operations of all business units.

We also developed an online data warehouse and analytics platform to integrate data from multiple systems, which enables data search, business intelligence, multi-dimension and real time data monitoring and analysis. Our proprietary user behavior analytics platform for business users allows them to perform customized analysis of user profile, demographics and conversion.

Artificial Intelligence (AI)

We used our proprietary technology to develop our AI platform for business units to conduct deep learning and machine learning tasks. We developed AI-based customer services systems which utilize voice recognition, natural language processing and machine learning technology to reduce human intervention in our customer service process. AI is also utilized in real time search, recommendation and advertising to improve the efficiency and effectiveness of monetization of our platforms.

Cloud Platform

We have developed our cloud platform, currently and primarily used internally. Our cloud platform simplifies and standardizes our internal communications and improves synchronization of our system testing process. It also provides a more secured platform for data applications and allows more flexible and intelligent deployment and allocation of our IT resource meet our evolving business needs. As a result, we are able to increase our overall research and development efficiency while reducing cost.

Online marketing platform

To connect users and customers more efficiently, we have integrated several kinds of advertising systems into one marketing platform with a high level of intelligence, functionality, flexibility and scalability.

•	Highly intelligent. A series of AI services have been developed for customers to target their audiences effectively. The platform provides customers with tools such as smart pricing, budget pacing and anti-spam to increase returns on their marketing investment.

•	Highly functional. There are sufficient options to meet different customer demands with uniform UI. Many value-added services have also been implemented to assist customers to design smart advertising campaign, such as creative builder, and landing page builder.

•	Highly flexible. The marketing platform contains a set of reusable modules with open API and configuration. Thus, business units can use it to design personalized monetization mechanism. It supports developer collaboration on monetization products experiment.

•	Highly scalable. The platform supports scalable distribution of user traffic and customer budget based on unified management tools. It provides various options to connect with external sites or apps, such as online advertising union network on tools such as real time bidding (RTB). This helps our customers to expand the reach of their marketing efforts.

Sales and Customer Services

Sales

Our field direct sales force provides us with direct access to local business users and helps us better understand local needs. They help to certify our paying members in person, organize focused workshops or seminars with interested business users to promote basic concepts of online marketing and our various premium services, primarily the subscription-based paying membership services.

As of December 31, 2017, our field direct sales teams and sales support teams consisted of 14,646 employees and they cover 49 cities in mainland China. The cities covered by field direct sales teams vary slightly by content category managed by different business units.

Our field direct sales teams directly contribute to the revenue growth of our subscription-based membership services. They also lay the foundation for the growth of our online marketing services by promoting packages that combine subscription-based packages and virtual currencies which customers can later use to purchase various forms of online marketing services.

The compensation package for our sales teams includes fixed base salaries and commissions based on the revenues or collection they achieve. We provide our sales team with regular training and internally developed systems to assist them to quickly become proficient and productive members.

Since the mergers and acquisitions of Ganji, Anjuke and ChinaHR platforms in 2015, we have been integrating the direct field sales and dealer network. These changes have been largely implemented as of the date of this annual report.

As of December 31, 2017, the field sales teams are managed by business teams in each of the major five content categories. Within each content category, we have merged the teams for different platforms into a single team that support multiple platforms. Prior to being acquired, Ganji had direct sales teams only in top 4 cities and used sales agencies to cover other cities, while Anjuke had direct sales in less than 20 cities and no sales agencies. We have expanded the direct sales teams’ coverage after consolidating their businesses.

As of December 31, 2017, we have direct sales teams coverage for jobs, yellow pages and used car categories in all top 27 cities, while our direct sales team in housing category has expanded its coverage to approximately 40 cities.

These direct sales teams helped us to more effectively acquire subscription-based paying users. Outside those major cities, we continue to work with sales agencies to grow our paying members in lower tier cities.

Customer Service

We have dedicated and centralized customer service team in Tianjin, China, which are engaged in providing services to general users and subscription-based paying members and generating new members. Our customer service team consisted of 1,566 members as of December 31, 2017.

General user service

We have centralized dedicated teams who are committed to address general users’ queries within 24 hours through online messages or emails. In addition, we closely monitor user feedback from various other channels, such as popular social network services platforms and promptly elevate issues internally and respond to valuable user feedback we collect.

Subscription-based paying member service

For our subscription-based paying members, we have a dedicated customer service center in Tianjin, China, which supports our paying members through a members-only toll-free phone number and other online communication channels. Our dedicated customer service team is well trained on our membership service functions and online marketing service offerings. Using our internally developed customer service systems, our customer service teams analyze data on the performance of the marketing services and help paying members to optimize their online marketing strategies and performance.

New member generation

In some limited cases, we utilize our centralized customer service team to acquire new paying members through tele-sales or online sales leads. In the industries where local business users are more familiar with online marketing, we find this to be more cost-effective to promote our online marketing services on the phone, as opposed to having in-person demonstrations of our service offerings. We also use our tele-sales teams to cover remote areas where it is not economical to cover through our field sales teams or sales agent network.

Efficiency improvement of sales and customer services teams

As the expenses related to our sales and customer services teams primarily contribute to our operating expenses of, we continuously work to increase the efficiency of teams, mainly in the following three areas.

•	Management rigor. We have continuously rolled out training particularly to the mid-level management teams to improve the overall efficiency.

•	Technology and AI. We have been improving our IT infrastructure to enhance management clarity, granularity and timeliness of intervention. With more profiling information about a lead or an existing customer, our sales and customer service teams are becoming more targeted and effective in address customers’ needs.

•	Self-service. We have been developing interfaces for business users to purchase marketing services and manage their listings and marketing activities online through tailor-made category-specific business facing mobile applications such as Zhao Cai Mao (“招才猫”), Mobile Real Estate Agent (“移动经纪人”), Shang Jia Tong (“商家通”), Che Shang Tong (“车商通”). “Self-service” has helped and will continue to enable us to remove manual handholding efforts by our sales and customer service teams, which results in further efficiency increase of our teams.

These measures help to further improve the efficiency of our sales team. As of December 31, 2017, our field sales and customer service headcount decreased by approximately 10% from December 31, 2016, while our revenues grew by 32.6% in the same period. We believe that we can further improve efficiency of our sales and customer service teams.

Marketing and Brand Promotion

We believe that there are still lots of room in China for user growth for our platforms, particularly on mobile applications, as smartphones continue to proliferate. Other than continuing enhancing user experience, which drives word-of-mouth and repeat usage, it is also critical to continue to promote our brand and attract more users through various forms of online and offline marketing.

Our online marketing activities primarily consist of smartphone app pre-installations, paid app downloads, paid traffic acquisition from browser-based mobile media, paid marketing from internet navigation platforms and various popular search engines in China.

Our offline marketing activities include traditional mainstream media such as television, outdoor billboards and display screens, public relations activities, as well as sponsored events to increase our visibility and promote our brand.

Our branding efforts cover major brands, such as 58, Anjuke and Ganji. We continue to evaluate the return on investment of various online and offline advertising channels and among our various platforms. We adjust the focus of our advertising campaign according to ROI assessment, external market and competition environment.

Although the majority of our advertising expenses are incurred to attract consumer users, we also conduct business user related marketing events, such as conferences, seminars and workshops, where we meet with our business users as well as industry experts to exchange insights, promote our strategies, strengths and services to deepen our relationship with our users.

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. We hold 51 patents and have applied for the registration of 376 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2018, we had registered 244 computer software copyrights and 74 artwork copyrights in China, and had registered 37 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 1,312 trademarks, including , and , in China, excluding those relating to 58 Home.

Competition

Our competitors in the online marketing space include smaller or regional online classifieds websites as well as industry-or content-specific vertical websites that are in the same core content categories with us. We may also face competition from other internet companies, who may enter into the online classifieds market in China. We compete primarily with our user traffic, effectiveness of services in reaching targeted users, ability to demonstrate marketing results and customer service capabilities as well as brand awareness.

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

Licenses for Value-Added Telecommunication Services

The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in China. The most recent version of the Catalogue, which was promulgated in 2017, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

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

Pursuant to the Administrative Measures for Telecommunications Business Operating Permit promulgated by the MIIT in March 2009 with latest amendments becoming effective in July 2017, there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services. The operation scope of the license will detail the permitted activities of the enterprise to which it is granted. An approved telecommunication services operator must conduct its business in accordance with the specifications recorded on its value-added telecommunications services operating license. Beijing 58, our consolidated affiliated entity, obtained a Value-Added Telecommunications Business License issued by MIIT on April 11, 2017, which will expire on April 11, 2022.

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

Foreign Investment in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council in December 2001 and amended subsequently, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except for e-commerce business, in which foreign investors are allowed to have 100% ownership in accordance with an announcement by the MIIT in June 2015 and the Guidance Catalog of Industries for Foreign Investment amended in July 2017. Moreover, for a foreign investor to acquire any equity interest in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

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

In light of the aforesaid restrictions, we rely on Beijing 58, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangement, please refer to “— C. Organizational Structure.” To comply with these PRC regulations, we operate our platforms and value-added telecommunications services through Beijing 58. We and certain of our consolidated affiliated entities hold ICP licenses and own all domain names used in our value-added telecommunications businesses. We and our consolidated affiliated are also the owner of all registered trademarks which are used in our value-added telecommunications businesses and is the applicant of all registered trademark applications we are currently making.

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

In December 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Smart Mobile Terminals, or the Pre-Installed Application Interim Measures, which became effective on July 1, 2017, to enhance the administration of mobile applications. The Pre-Installed Application Interim Measures require, among others, that mobile phone manufacturers and internet information service providers ensure that a mobile application, together with its ancillary resource files, configuration files and user data, can be uninstalled by a user on a convenient basis, unless it is a basic function, which supports the normal functioning of hardware and operating system of a smart mobile device.

We are subject to these measures as we provide listing-based information services through different mobile applications such as 58 Home, and we have adopted policies and measures regarding the collection, verification, use, storage, transmission and security of user’s information to comply with the relevant laws and regulations.

Regulations on Information Security and Censorship

The PRC government regulates and restricts internet content in China to protect state security and ensure the legality of the internet content. The Standing Committee of the National People’s Congress, the PRC national legislative body, enacted a law in December 2000, as subsequently amended, that among other things, makes it unlawful to: (1) gain improper entry into a computer or system of strategic importance; (2) disseminate politically disruptive information; (3) leak state secrets; (4) spread false commercial information; or (5) infringe intellectual property rights. Pursuant to the Administrative Measures on Internet Information Services and other applicable laws, internet content providers and internet publishers are prohibited from posting or displaying over the internet content which violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Internet service providers are required to monitor their platforms, including electronic bulletin boards. They may not post or disseminate any content that falls within these prohibited categories and must remove any such content from their platforms. The PRC government may shut down the platforms of ICP license holders that violate any of the above-mentioned content restrictions and revoke their ICP licenses. In addition, the MIIT has published regulations that subject ICP operators to potential liability for content displayed on their platforms and the actions of users and others using their systems, including liability for violations of PRC laws and regulations prohibiting the dissemination of content deemed to be socially destabilizing. The Ministry of Public Security has the authority to order any local internet service provider to block any internet website at its sole discretion. From time to time, the Ministry of Public Security has stopped the dissemination over the internet of information which it believes to be socially destabilizing.

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

In December 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their platforms with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Decision on Strengthening Network Information Protection issued by the Standing Committee of the PRC National People’s Congress in December 2012, ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities. In July 2013, the MIIT promulgated the Regulation on Protection of Personal Information of Telecommunication and Internet Users to provide for more detailed rules in this respect. In November, 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which became effective on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data.

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

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provides that information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss as well as conducting a self-examination of their protection of personal information at least once a year. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third party or infringing upon the lawful rights and interests of a third party. In accordance with the Cyber Security Law, network operators must not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator delete or correct the relevant collected personal information.

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November, 2015, any ICP provider that fails to fulfill its obligations relating to internet information security administration under applicable law and refuses to rectify upon an order will be subject to criminal liability for (i) any dissemination of illegal information on a large scale, (ii) any severe effect due to the leakage of client information, (iii) any serious loss of evidence of criminal activities, or (iv) other severe situations, while any individual or entity that sells or provides personal information to others unlawfully, or steals or otherwise unlawfully obtains any personal information will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

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

Regulations on Employment Agency Services

In accordance with the Employment Promotion Law promulgated by the Ministry of Human Resources and Social Security and the Regulations on Employment Service and Employment Administration promulgated by the Ministry of Human Resources and Social Security, both with effect from January 1, 2008, an employment agency, which provides intermediary and other services for recruitment by employers and job seeking by employees, must obtain an Employment Agency License from the relevant labor authority and be subject to annual inspection by such authority. An employment agency may engage in collecting and publishing job seeking and recruitment information and providing internet employment information services in accordance with relevant laws and regulations. An employment agency is prohibited from providing services for individuals without legal identity certifications or enterprises without legal licenses. A wholly foreign-owned enterprise (other than owned by Hong Kong and Macau service providers) is prohibited from conducting employment agency business. Our jobs and resumes directory provides an online platform for job seekers and employers to post resumes and job opportunities. Our consolidated affiliated entity, Beijing 58, initially obtained an Employment Agency License in March 2012 and had it renewed in April 2016. The renewed Employment Agency License will expire in March 2019.

Regulations on E-commerce

The PRC e-commerce industry is at an early stage of development and there are few PRC laws or regulations specifically regulating e-commerce business. In December 2007, the Standing Committee of Beijing Municipal People’s Congress adopted the Beijing Municipal Regulations on Promotion of Informatization, which provides that any individual or enterprise that conducts business operations through the internet must obtain a business license and/or other necessary licenses prior to operation. The operator of an online platform is responsible for checking such individuals’ or enterprises’ licenses. In July 2008, the Beijing AIC promulgated certain rules for implementing the above-mentioned regulation. Pursuant to these rules, any individual or enterprise failing to obtain a business license may be prohibited from doing business on an e-commerce platforms operating in Beijing, and violation of these rules may lead to penalties on either the individual/enterprise or the operator of the e-commerce platforms. On January 26, 2014, the State Administration for Industry and Commerce adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014 and repealed the Interim Measures for the Administration of Online Products Sales and Relevant Services previously issued in May 2010. Pursuant to the Online Trading Measures, enterprises or other operators that engage in online product sales and other services and have been registered with the State Administration for Industry and Commerce or its local branch must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites; individuals that engage in online product sales and other services must submit actual identification information such as name and address to the operator of the e-commerce platforms. The Online Trading Measures, however, allow individuals to engage in online product sales and other services without obtaining a business license. Under the Online Trading Measures, a consumer is entitled to return the products (other than customized products, fresh and perishable goods, audio or visual products, computer software and other digital products downloaded online or unpackaged by consumers, and newspapers and journals that have been delivered) within seven days from the date after receipt of the products without giving any reason. The online sellers must, within seven days upon receipt of the returned products, refund the prices paid by consumers for relevant products. In addition, sellers are prohibited from using contract terms or other means setting out provisions that are unfair or unreasonable to consumers such as those excluding or restricting consumers’ rights, reducing or exempting operators’ responsibilities, and increasing the consumers’ responsibilities, and are prohibited from forcing consumers to enter into transactions by using contract terms and technical means.

Beijing 58 has obtained a business license from a branch of the Beijing AIC with a term from December 2005 to December 2025. Based our verbal consultation with the Beijing AIC, we believe that, except for business users who conduct transactions on our online platforms, our other users who list information on our platforms and conduct the product sales and other services offline are not subject to the provisions regarding online platforms. As for business users who conduct transactions on our online platforms, we check their business licenses before allowing them to post listings on our platforms to ensure compliance with license requirements under PRC laws and regulations. However, uncertainties exist in terms of the implementation of these national and Beijing local rules due to the lack of practical guidance. We cannot predict with certainty to what extent these rules will affect our business operations or future strategies.

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

Regulations on Software Products

The State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, exclusive licensing contract registration and transfer contract registration. Although registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of March 31, 2018, we had registered 244 computer software copyrights in China, excluding those relating to 58 Home.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended. The Trademark Office under the State Administration for Industry and Commerce handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such another party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. As of March 31, 2018, we had registered 1,312 trademarks in China, excluding those relating to 58 Home.

Regulations on Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of utility models and designs. As of March 31, 2018, we held 51 patents and had applied for the registration of 376 other patents, all of which are in the process of examination by the State Intellectual Property Office.

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

In March 2015, SAFE promulgated SAFE Circular 19, which came into force replacing previous regulations limiting a foreign-invested company’s use of its RMB-settled registered capital. Although SAFE Circular 19 has lifted certain restrictions on the use by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies and allows for the use of Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for entrusted loans or for inter-company Renminbi loans. In addition, SAFE Circular 19 is still unclear whether a foreign-invested enterprise whose business scope does not include equity investment or similar activities may use Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC. Violations of these circulars and rules will result in severe penalties, such as heavy fines. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of our securities offerings to provide financial support to our consolidated variable interest entitles in China through our PRC subsidiaries.

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

Regulations on Employee Stock Option Plans

In February 2012, SAFE promulgated the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in China opened by the PRC agents before distribution to such PRC residents.

We adopted an employee stock option plan in 2010 and a share incentive plan in 2013. Pursuant to these two plans, we may issue options, restricted shares, restricted share units or other types of awards to our qualified employees and directors and consultants on a regular basis. We have advised our employees and directors participating in the employee stock option plan to handle foreign exchange matters in accordance with the Stock Option Rules. However, we cannot assure you that our PRC individual beneficiary owners and the share options holders can successfully register with SAFE in full compliance with the Stock Option Rules. The failure of our PRC individual beneficiary owners and the share options holders to complete their registration pursuant to the Stock Option Rules and other foreign exchange requirements may subject these PRC individuals to fines and legal sanctions, and may also limit our ability to contribute additional capital to our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute dividends to us or otherwise materially adversely affect our business. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.”

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

Due to the lack of applicable legal precedents, it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals like us. We do not believe 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries meet all the criteria provided by the implementation rules, thus we do not believe 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries is a PRC “resident enterprise.” If the PRC tax authorities determine that 58.com Inc., China Classified Network Corporation, China Classified Information Corporation Limited or any of our other offshore subsidiaries is a “resident enterprise” for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Under the Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classifications would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

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

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax rate reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin was determined to be a qualified software enterprise in July 2014 and was granted a two-year exemption followed by a 50% reduction on its taxable income under the Enterprise Income Tax Law for the subsequent three years, effective retroactively from January 1, 2014. Therefore, Wanglin is entitled to a two-year exemption from 2014 to 2015 and a 50% tax rate deduction from 2016 to 2018 as long as it is able to pass the annual assessment for software enterprise qualification for each of the respective years. 58 Technology, one of our PRC subsidiaries, also qualified as a software enterprise in March 2016 and was granted a two-year exemption followed by a 50% reduction on its taxable income under the Enterprise Income Tax Law for the subsequent three years, effective retroactively from January 1, 2015. Therefore, 58 Technology is entitled to a two-year exemption from 2015 to 2016 and a 50% tax rate deduction from 2017 to 2019 for so long as it maintains this qualification.

Regulations on PRC Business Tax and VAT

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

We have entered into employment agreements with all of our full-time employees. We have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2017, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB61.4 million. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated affiliated entities as of the date of this annual report:

Notes:

*	We have omitted from this diagram other consolidated entities of 58.com Inc. that, in the aggregate, would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X as of December 31, 2017.

(1)	Jinbo Yao, Lianqing Zhang, Jianbo Su and Beijing Wanglintong hold 37.8%, 39.8%, 9.0% and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao and Jianbo Su are shareholders of our company. Lianqing Zhang is not affiliated with us. Jinbo Yao is the sole director of and holds a 16.7% equity interest in Beijing Wanglintong, which is jointly owned by Jinbo Yao, Xiaohua Chen, holding 15.92% equity interest, Jiandong Zhuang, holding 15.8% equity interest, and five other individuals who are employees or ex-employees of our company. Beijing Wanglintong, a PRC domestic company, does not have any business operations or assets other than its equity interest in Beijing 58. The registered business scope of Beijing Wanglintong includes technology promotional services, software development and computer technology training.

(2)	In January 2018, Haoyong Yang, Chunyan Guo and Yang Liu who previously held 0.31%, 20% and 30.69% equity interest in Shanjing Kechuang transferred all their equity interest to 58 Co., Ltd, which currently holds 100% equity interest in Shanjing Kechuang.

(3)	58 Daojia Inc., or 58 Home, is the holding company of the PRC entities that operate 58 Home business. On November 27, 2015, 58 Home completed a Series A equity funding round, with participation from Alibaba Group Holding Limited, global investment firm KKR, and Ping An Group. Following the closing of the Series A financing of 58 Home, 58.com Inc. held 87.9% of the total outstanding ordinary shares of 58 Home and 61.7% of the total outstanding shares of 58 Home on an as-converted basis. As certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015.

(4)	The other shareholders of Beijing 58 Auto Technology Co., Ltd. include its chief executive officer and certain third-party investors, who hold 15.0% and 10.2% of equity interests in this company, respectively.

(5)	58 Co., Ltd., Jinbo Yao and Xiaohua Chen hold 94.1%, 1.4% and 4.5% equity interest in Tianjin 58 Home, respectively. Jinbo Yao is our chairman and chief executive officer, and Xiaohua Chen is our chief strategic officer and the chief executive officer of 58 Home.

(6)	Magic Heart Inc. and Tencent Mobility Limited hold 73.1% and 26.9% equity interest of Zhuan Spirit Holdings Limited, respectively.

(7)	Beijing Yunqi Hulian Investment Co., Ltd., Linzhi Lichuang Information Technology Co., Ltd. and Mr. Wei Huang each holds 74.1%, 24.7% and 1.2% equity interest of Beijing Zhuangzhuan, respectively. Mr. Wei Huang is the chief executive officer of Zhuan Zhuan.

Our Contractual Arrangements

Prior to 2012, we conducted substantially all of our business operations through Beijing 58. Since 2012, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries, Wanglin and 58 Technology, to address risks related to the contractual arrangements discussed above and under “Item 3. Key Information — D. Risk Factors — Risks Related to Our Corporate Structure and Restrictions on Our Industry.” Currently, we primarily use Wanglin and 58 Technology, rather than Beijing 58, to provide services to our customers, and we have transferred a significant portion of our personnel, including substantially all of our administrative and product development personnel, from Beijing 58 to Wanglin and 58 Technology. As of December 31, 2017, a majority of our assets were held by Wanglin, 58 Technology and Shanghai Ruiting. Wanglin, 58 Technology and Shanghai Ruiting collectively generated a majority of our revenues in 2017 and we currently expect that they will continue to generate a majority of our revenues going forward. We further expect Beijing 58’s business to be limited primarily to services that are legally required to be conducted through a PRC domestic entity.

We acquired a less than 50% equity stake in Ganji in April 2015, and have consolidated the financial results of Ganji in our consolidated financial statements since August 2015. Ganji operates online multi-content category classified advertising platforms in China through its PRC subsidiaries and consolidated affiliated entities, including Shanjing Kechuang. In January 2018, Shangjing Kechuang became a wholly owned subsidiary of one of our consolidated affiliated entities, 58 Co., Ltd.

In August 2015, Tianjin 58 Home, which had previously been an indirect subsidiary of Beijing 58, became 58 Home’s consolidated affiliated entity.

In April 2017, Beijing Zhuanzhuan became Zhuan Zhuan Holding’s consolidated affiliated entity.

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

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In 2017, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately RMB0.4 million.

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

Exclusive Business Cooperation Agreement. The terms and arrangements of the exclusive business cooperation agreement between Tianjin 58 Home and Beijing 58 Home under the Tianjin 58 Home Agreements are substantially similar to those under the Beijing 58 Agreements, except that Tianjin 58 Home agrees to pay a monthly service fee to Beijing 58 Home in an amount determined by both parties after taking into account factors similar to those provided under the Beijing 58 Agreements. Beijing 58 Home did not collect any service fee payments from Tianjin 58 Home in 2017.

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

Contractual Arrangements with Beijing Zhuanzhuan

Zhuan Zhuan Holding, through its PRC subsidiary, Tianjin Zhuanzhuan, has entered into contractual arrangements with Beijing Zhuanzhuan and its shareholders described below, which we refer to as the Beijing Zhuanzhuan Agreements. Through the Beijing Zhuanzhuan Agreements, Tianjin Zhuanzhuan exercises control over the operations of Beijing Zhuanzhuan and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Tianjin Zhuanzhuan and Beijing Zhuanzhuan, Tianjin Zhuanzhuan agrees to provide certain technical and business support and related consulting services to Beijing Zhuanzhuan in exchange for service fees. In addition, pursuant to the exclusive option agreements, Beijing Zhuanzhuan is prohibited from declaring and paying any dividends without Tianjin Zhuanzhuan’s prior consent and Tianjin Zhuanzhuan enjoys an irrevocable and exclusive option to purchase Beijing Zhuanzhuan shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a purchase price of RMB10. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, Zhuan Zhuan Holding can obtain all of the income and the residual interests of Beijing Zhuanzhuan, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Beijing Zhuanzhuan from its existing shareholders. As a result of the contractual arrangements, we, through Zhuan Zhuan Holding, consolidate the financial results of Beijing Zhuanzhuan in our consolidated financial statements in accordance with U.S. GAAP.

Exclusive Business Cooperation Agreement. The terms and arrangements of the exclusive business cooperation agreement between Tianjin Zhuanzhuan and Beijing Zhuanzhuan are substantially similar to those under the Beijing 58 Agreements.

Powers of Attorney. Each shareholder of Beijing Zhuanzhuan has executed a power of attorney to irrevocably appoint Tianjin Zhuanzhuan as the attorney-in-fact to act on the shareholder’s behalf. The terms of the powers of attorney are substantially similar to those under the Beijing 58 Agreements.

Equity Interest Pledge Agreements. Tianjin Zhuanzhuan, Beijing Zhuanzhuan and each of the shareholders of Beijing Zhuanzhuan have entered into an equity interest pledge agreement with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements.

Exclusive Option Agreements. Tianjin Zhuanzhuan, Beijing Zhuanzhuan and each of the shareholders of Beijing Zhuanzhuan have entered into an exclusive option agreement with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements. At the moment, Tianjin Zhuanzhuan cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Beijing Zhuanzhuan due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. Tianjin Zhuanzhuan may exercise the options if China opens up these industries to foreign investment.

D.	Property, Plants and Equipment

Our principal headquarter offices are located on 44,915 square meters of our purchased office space at Building 105 and Building 101, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing, China. In September 2014, we entered into an agreement with Beijing Electronics Zone Investment and Development Co., Ltd. to purchase 44,915 square meters of office space in Chaoyang District, Beijing, for RMB1.0 billion, to accommodate our business expansion and increase in headcount. Building 105 and Building 101 were ready for occupancy in October 2015 and August 2016, respectively. We purchased a smaller office space located in Tianjin with 29,823 square meters in 2015 and it was ready for occupancy in 2016. We also lease an additional 32,836 square meters office spaces in other locations in Beijing and Tianjin, China, excluding the office spaces for 58 Home. We maintain leased offices in 50 additional cities in China totaling 115,853 square meters, excluding those for 58 Home. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. The leases typically have terms of one to eight years, some of which are due to expire during 2018 or 2019.

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

Overview

Our business currently consists of 58 core businesses and incubated new businesses. The 58 Core businesses are comprised principally of 58 and Ganji (“赶集网”), our multi-content category online classifieds platforms, Anjuke (“安居客”), our real estate listing platform, ChinaHR (“中华英才网”), our online recruitment platform that focuses on white-collar jobs and Jia Xiao Yi Dian Tong (“驾校一点通”), an online platform for drivers’ license examination preparation and other related services. Our 58 core businesses enable local businesses and consumers to connect, share information and conduct business in China. We have consolidated Anjuke since March 2015 and Ganji since August 2015.

The incubated new businesses include Zhuan Zhuan (“转转”), an online used good trading platform, 58 Home (“58到家”), an online home and moving services platform, and Che Hao Duo (“车好多”), formerly known as Guazi, an online used and new car trading platform consisting of Guazi (“瓜子”), the used car platform and Mao Dou (“毛豆”), the new car platform. These platforms provide more vertically integrated services to users in their respective content categories. They were initially incubated within 58 or Ganji and have completed fund raisings from additional outside investors. We currently continue to consolidate Zhuan Zhuan. 58 Home was de-consolidated from our consolidated financial results following its series A financing on November 27, 2015. After the de-consolidation, we treat 58 Home as an equity investee. Guazi was de-consolidated on December 31, 2015. As our investment in Guazi was accounted for using cost method, we did not recognize a proportionate share of the reported earnings or losses of Guazi for the three years ended December 31, 2017.

Our revenues are mainly generated from subscription-based memberships and online marketing services on our online classifieds and listing platforms. As a result of consolidation of Anjuke and Ganji in 2015 and continued organic growth after 2015 the number of our average quarterly paying membership accounts on our 58, Ganji and Anjuke platforms increased significantly to approximately 1.3 million in 2015, 2.0 million in 2016 and 2.5 million in 2017. We continue to make progress in upselling additional online marketing services, such as real time bidding services, to our members.

Our revenues increased from RMB4.5 billion in 2015 to RMB7.6 billion in 2016, and further to RMB10.1 billion in 2017. The increase was primarily driven by the increased revenues from consolidated businesses such as Ganji and Anjuke, as well as the organic growth of the 58 platform.

We incurred a net loss of RMB1.6 billion in 2015 and a net loss of RMB773.0 million in 2016 and had net income of RMB1.4 billion in 2017.

How We Generate Revenues

While many of our users browse and post information on our online platforms for free, we generate revenues from the following services:

Membership

A subscription-based membership is a basic service package consisting mainly of merchant certification, display of an online storefront on our platforms, preferential listing benefits such as daily priority listings and higher quota for daily listings, and access to our dedicated customer service support team and online account management system. Members who subscribe to a membership with us can enjoy more services and achieve more effective marketing than non-paying members on our platforms. 58, Ganji and Anjuke offer subscription-based membership packages that include similar types of services, although the specific details of the services, such as the quotas for daily listings and downloadable resumes, may vary from platform to platform.

We offer memberships of varying lengths across different content categories. Memberships in the yellow pages and jobs categories are primarily 12-month packages. In China, due to relatively high employee turnover among migrant workers, many businesses have ongoing hiring needs. Memberships in the real estate category are primarily one- to three-month packages due to the higher turnover of real estate agents. We acquire the majority of our paying members through our field direct sales teams. In cities where we do not have field direct sales teams on the ground, we work with sales agency companies to grow our paying member network locally. Our centralized and dedicated tele-customer service team supports our paying members during their membership to enhance the effectiveness of their marketing efforts and improve the likelihood of membership renewal. A majority of our paying members are small and medium-sized business users. We believe that our field sales, sales agency network and customer service teams have been effective in increasing the number of our paying members, retaining high-quality existing paying members and increasing spending by our existing paying members, all of which are important to the growth of our revenues. We have also been developing interfaces for members to purchase and pay for subscription-based membership services online. See “Item 4. Information on the Company — B. Business Overview — 58 Core Service Offerings — Paid premium services to business users” for details of the number of subscription-based paying membership accounts. See “Item 4. Information on the Company — B. Business Overview — Sales and Customer Services” for details of the sales and customer service team operation.

Most paying members pay their membership fees in advance. These advance payments are made to our field sales teams, sales agency companies or through other online interfaces and are recorded as customer advances. Once a member completes the purchase of membership, we deduct that amount from the customer advances account and record it as deferred revenues. Revenues are recognized ratably over the contract period for the membership services.

Online Marketing Services

Our online marketing services primarily include real-time bidding, priority listing, various other lead-generation services and display advertising. All of our 58, Ganji and Anjuke platforms offer some forms of online marketing services. Online marketing services of 58 and Ganji are mainly listing services that customers purchase to enhance the exposure of their listings. Anjuke’s marketing services relate to both listing services for secondary real estate properties and advertising services for primary real estate properties. On average, approximately 60.2% of our quarterly paying membership accounts purchased our online marketing services in 2017.

Members can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a cost-per-click (CPC) basis. We have developed a user-friendly bidding system, through which members can create text- and graphic-based descriptions for their listings and bid on placements of their listings. We set minimum bidding prices which are based on metrics such as traffic and number of clicks generated by precedent placements. We generate much higher revenues than we otherwise could with the same amount of listing space by attracting more customers and monetize the traffic to their market value.

Members can also purchase our priority listing services, which place their listings below real-time bidding listings and above paying members’ listings. Members can purchase listing placements of varying duration from several hours to several days to several weeks.

We provide display advertisement mainly for primary real estate developers on our Anjuke platform, ChinaHR platform and 58che platform. The customers use these services to enhance their brand recognition and attract consumer attention to the primary real estate projects that are on the market. They can be text- or graphic-based displays for varying time periods ranging from several days to several months.

We collaborate with third-party internet companies by placing the marketing links of their marketing customers on the relevant listing pages on our online platforms. We generate revenues based on the number of clicks or cost-per-thousand impressions at pre-determined prices.

In most cases customers are required to make payment in advance before purchasing our online marketing services, in the form of purchasing virtual online currencies of our platforms. Paying members can log into our account management webpage or mobile application and purchase various online marketing services through an easy-to-use interface. Our account management system enables paying members to review and optimize the performance of their existing listings and to upload and market new listings.

Our field sales and customer service teams stay in regular contact with our customers and play an essential role in promoting our online marketing services to our paying members. Leveraging our expertise in online marketing services, we help our paying members to select the most suitable services to maximize their marketing effectiveness.

E-commerce Services

Our e-commerce services consist of services provided to real estate developers such as sale of discount coupons with which home buyers use to buy properties at a discounted price. Our e-commerce services also include property tours, onsite promotion activities and other services relating to property purchases. The coupon purchased by prospective home buyers is refundable before a purchase of the designated property and prior to the expiry date of the coupon. We recognize revenues when home buyers apply the discount coupon to pay for the purchase price of the designated properties from real estate developers.

Other Services

Revenues from other services are derived from various off-line services we provide. In 2015, other services revenues were mainly contributed by Guazi C2C services and offline recruitment services. In 2016, other services revenues were mainly contributed by offline recruitment services. In 2017, other services revenues were mainly attributable to revenues from selling used goods in our used goods trading platform Zhuan Zhuan and offline recruitment services provided.

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

Wanglin, one of our PRC subsidiaries, was qualified as a “high and new technology enterprise” from 2012 to 2017 and obtained its “software enterprise” status in July 2014. The local tax authority granted Wanglin a two-year tax holiday effective from January 1, 2014 followed by a three-year 50% tax rate reduction from January 1, 2016 to December 31, 2018. Wanglin paid approximately RMB7.3 million in income tax in 2014 and received a RMB7.3 million refund in the second half of 2015. Wanglin incurred loss and was not required to pay income tax in 2016 and 2017.

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

Consolidation

Our consolidated financial statements include the accounts of 58.com Inc. and its wholly owned and majority owned subsidiaries and consolidated variable interest entities in which our company has a controlling financial interest. All intercompany transactions are eliminated.

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

Deconsolidation

We deconsolidate our subsidiaries in accordance with Accounting Standards Codification (“ASC”) 810-10-40-4 as of the date we ceased to have a controlling financial interest in the subsidiaries.

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

Business Combination, Noncontrolling Interests and Mezzanine Classified Noncontrolling Interests

We account for our business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations” (“ASC 805”). The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss). The determination and allocation of fair values to the identifiable assets acquired, liabilities assumed and noncontrolling interests is based on various assumptions and valuation methodologies requiring considerable judgment from management. The most significant variables in these valuations are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as the assumptions and estimates used to determine the cash inflows and outflows. We determine discount rates to be used based on the risk inherent in the related activity’s current business model and industry comparisons. Terminal values are based on the expected life of assets, forecasted life cycle and forecasted cash flows over that period.

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

Long-term Investments

Long-term investments represent our investments in privately held companies. In accordance with ASC 323 “Investment-Equity Method and Joint Ventures,” we apply the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

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

Revenue Recognition

We generate revenues primarily from membership, online marketing services and E-commerce services. We sell these services through our direct sales teams and third-party sales agencies. Under the terms of the agreement with the sales agencies, the sales agencies remit to us a certain percentage of our listed sales price. We recognize revenue net of the amounts retained by the sales agencies because the sales agencies will offer discretionary discount to the customer. Revenue is recognized when persuasive evidence of an arrangement exists, the price is fixed or determinable, service is performed and collectability of the related fee is reasonably assured.

Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax Pilot Program (the “Pilot Program”) for certain industries in certain regions for transition from the imposition of PRC business tax to the imposition of value-added tax (“VAT”). On May 1, 2016, the transition was expanded to all industries in China. Our revenues have been subject to VAT since it adopted the Pilot Program. To record VAT payable, we adopted the net presentation method, which presents the difference between the output VAT on goods sold or taxable labor services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT and related surcharges.

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

E-commerce services. Our e-commerce services consist of services provided to real estate developers such as sale of discount coupons with which home buyers use to buy properties at a discounted price. Our e-commerce services also include property tours, onsite promotion activities and other services relating to property purchases. The coupon purchased by prospective home buyers is refundable before a purchase of the designated property and prior to the expiry date of the coupon. We recognize revenues when home buyers apply the discount coupon to pay for the purchase price of the designated properties from real estate developers.

Other services. Other services mainly include revenues from selling certain type of used goods in our used goods trading platform Zhuan Zhuan and offline recruitment services provided. We recognize other services revenue when the related services are rendered.

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

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive income/(loss). We did not have any interest or penalties associated with tax positions as of December 31, 2015, 2016 and 2017. As of December 31, 2015, 2016 and 2017, we did not have any significant unrecognized uncertain tax positions.

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

Share-Based Compensation

All share-based awards to employees and directors, including share options, restricted share units, or RSUs, and restricted shares are measured at the grant date based on the fair value of the awards. Share-based compensation expenses are recognized as costs and expenses on a straight-line basis over the vesting period in the consolidated statements of comprehensive income based on the fair value of the related share-based awards on their grant date, if no performance conditions are required. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved and should not be accrued if it is not probable that the performance condition will be achieved. As a result, we recognize no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

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

We also adopted a share incentive plan in September 2013. We refer to this as the 2013 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by our board of directors. In addition, in April 2015, in connection with our acquisition of a strategic stake in Ganji, we further increased such number of maximum aggregate number of shares which may be issued by an additional 7,000,000 ordinary shares, reserved for future grants. The annual general meeting of our shareholders held on December 17, 2015, further increased the maximum aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan to a total of 13,686,128 ordinary shares (consisting of 6,686,128 Class A ordinary shares and 7,000,000 Class B ordinary shares), plus any applicable annual increase beginning in 2016. In 2016, 2017 and 2018, an annual increase of 4,246,030, 4,345,065 and 4,409,477 ordinary shares, respectively, were added to the aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan which increased the maximum aggregate number to 26,686,700.

58 Home adopted its 2015 Share Incentive Plan, which we refer to as the 58 Home 2015 Plan, in February 2015. Zhuan Spirit Holdings Limited, or Zhuan Zhuan Holding, adopted its 2017 Share Incentive Plan, which we refer to as the Zhuan Zhuan 2017 Plan, in September 2017. The 58 Home 2015 Plan and the Zhuan Zhuan 2017 Plan permit the grant of options, restricted shares, restricted share units to the directors, employees and consultants of 58 Home and Zhuan Zhuan Holding, respectively.

A summary of the share option grants under our 2010 Plan and 2013 Plan since January 1, 2015, is presented below (share and per share information is presented to give retroactive effect to the share splits that we have conducted so far).

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

	Number of Options Granted	Exercise Price	Fair Value of the Options as of the Grant Date	Fair Value of the Underlying Ordinary Shares as of the Grant Date	Intrinsic Value as of the Grant Date
		US$	US$	US$	US$
February 10, 2015	2,000,000	0.010	0.170	0.176	0.166
February 10, 2015	2,671,000	0.100	0.120	0.176	0.076
February 10, 2015	1,700,000	0.170	0.110	0.176	0.006
February 10, 2015	1,400,000	0.170	0.100	0.176	0.006
April 1, 2015	1,000,000	0.170	0.270	0.200	0.030
April 30, 2015	150,000	0.170	0.250	0.200	0.030

We estimated the fair value of share options using the binominal option-pricing model with the assistance from an independent valuation firm.

The fair value of each option grant under the 2013 Plan is estimated on the date of grant with the following assumptions:

	Feb. 27, Apr. 13, and May 22, 2015	Aug. 24, 2015
Expected volatility(1)	49.0%	48.5%
Risk-free interest rate (per annum)(2)	2.760%	2.670%
Exercise multiple(3)	2 or 2.8	2 or 2.8
Expected dividend yield(4)	0.00%	0.00%
Expected term (in years)(5)	10	10
Expected forfeiture rate (post-vesting)(6)	0.25%	0.17%

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

The following table sets forth certain information regarding the RSUs granted to our employees since January 1, 2015, with share and per share information.

	Number of RSUs Granted	Fair Value per Ordinary Share as of the Grant Date	Type/Methodology of Valuation
		US$
February 27, 2015	392,308	20.840	Contemporaneous/ Stock Price (1)
April 13, 2015	432,000	25.415	Contemporaneous/ Stock Price (1)
May 22, 2015	143,986	39.555	Contemporaneous/ Stock Price (1)
August 6, 2015	1,050,578	28.570	Contemporaneous/ Stock Price (1)
August 24, 2015	3,427,590	21.400	Contemporaneous/ Stock Price (1)
November 23, 2015	225,598	26.530	Contemporaneous/ Stock Price (1)
February 22, 2016	152,240	28.065	Contemporaneous/ Stock Price (1)
May 18, 2016	468,926	25.080	Contemporaneous/ Stock Price (1)
September 21, 2016	2,394,600	24.680	Contemporaneous/ Stock Price (1)
October 1, 2016	482,356	23.830	Contemporaneous/ Stock Price (1)
November 9, 2016	99,600	20.100	Contemporaneous/ Stock Price (1)
February 24, 2017	1,234,928	15.985	Contemporaneous/ Stock Price (1)
March 24, 2017	45,792	18.655	Contemporaneous/ Stock Price (1)
May 23, 2017	251,800	21.830	Contemporaneous/ Stock Price (1)
August 20, 2017	2,685,400	26.630	Contemporaneous/ Stock Price (1)
September 20, 2017	13,862	33.490	Contemporaneous/ Stock Price (1)
November 9, 2017	149,400	33.555	Contemporaneous/ Stock Price (1)

Note:

(1)	The fair values of restricted share units are based on stock price of our company on grant dates.

In March 2015, in connection with our acquisition of Anjuke, we issued 248,216 fully vested RSUs of our company to former Anjuke employees as part of the share consideration. In August 2015, in connection with our strategic investment in Ganji, we issued approximately 4,449,002 fully vested RSUs of our company to former Ganji employees as part of the share consideration.

In February 2018, our board of directors approved the grant of 104,236 restricted share units to employees of our company under the 2013 Plan.

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

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition.” In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly traded business entities that follow U.S. GAAP, the deferral results in the new revenue standards’ being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. We will apply the new revenue standard under the modified retrospective approach, effective January 1, 2018. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. We are continuing to analyze each category of our revenues in accordance with ASU No. 2014-09 to determine the impact on our consolidated financial statements. Based on the current analysis, we do not expect the adoption of the new revenue standard to have a material adjustment recorded on January 1, 2018. We currently expense the sales commissions when they are incurred. Under ASU No. 2014-09, we plan to adopt the practical expedient for “Contract Cost” to expense the sales commissions when incurred for the contracts with the contract terms of less than one year. Accordingly, there will not be a material impact on our accounting for sales commissions. Further, the new standard requires new disclosures about arrangements with customers, including significant judgments we have made when using the guidance.

In January 2016, the FASB issued ASU No. 2016-01 (“ASU 2016-01”), “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which amends various aspects of the recognition, measurement, presentation, and disclosure of financial instruments and simplifies the impairment assessment and enhances the disclosure requirements of equity investments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. With respect to our consolidated financial statements, the most significant influence relates to the accounting treatment for our equity investments (except for those accounted for under equity method or those that result in the consolidation of the investee), and further more impacts the disclosure and presentation of financial assets and liabilities. We will adopt ASU 2016-01 effective January 1, 2018. For equity investments measured at fair value, we will recognize the changes in fair value through net income /(loss); and for equity investments that lacked readily determinable fair values, we will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. We anticipate that the adoption of ASU 2016-01 will increase the volatility of our other income (expense), net, as a result of the remeasurement of our equity securities upon the occurrence of observable price changes and impairments.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” which amends the existing accounting standards for lease accounting. For operating leases, ASU No. 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet with terms of more than twelve months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The amendments in this Update are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently assessing the potential effects the adoption of this update may have on our consolidated financial statements and related disclosures.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” to simplify the accounting for employee share-based payment transactions. This standard allows the company to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur, and is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. We have adopted the new standard effective January 1, 2017 and expected no impact on our consolidated financial statements due to we elected to continue estimating the number of awards that are expected to vest.

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

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard requires application using a retrospective transition method to each period presented. We do not expect the standard to have a material impact on our consolidated financial statements.

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

In May 2017, the FASB issue ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for public business entities for reporting periods for which financial statements have not yet been issued. We are currently evaluating the impact that the adoption of this update will have on our consolidated financial statements.

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

We have consolidated Anjuke since March 2015 and Ganji since August 2015.

58 Home, a subsidiary that operates a mobile-based transactional platform for home services, was de-consolidated from our consolidated financial results following its series A financing on November 27, 2015. Since then, we pick up 58 Home’s losses in the investment income and loss line based on our ordinary share ownership percentage. Guazi, a subsidiary that operates our C2C used car trading platform, was de-consolidated on December 31, 2015. As our investment in Guazi was accounted for using cost method, we did not recognize a proportionate share of the reported earnings or losses of Guazi for the years ended December 31, 2015, 2016 and 2017. Prior to the dates when these businesses were de-consolidated, their financial results were part of our consolidated financial results.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	4,478,098	7,592,127	10,068,780	1,540,935
Cost of revenues	(322,016)	(707,237)	(925,497)	(141,639)
Gross profit	4,156,082	6,884,890	9,143,283	1,399,296
Operating expenses:
Sales and marketing expenses	(4,316,217)	(4,941,380)	(5,212,360)	(797,704)
Research and development expenses	(760,796)	(1,107,897)	(1,368,441)	(209,427)
General and administrative expenses	(659,284)	(601,906)	(766,017)	(117,232)
Total operating expenses	(5,736,297)	(6,651,183)	(7,346,818)	(1,124,363)
Income/(loss) from operations	(1,580,215)	233,707	1,796,465	274,933
Other expenses, net	(117,154)	(1,057,650)	(260,534)	(39,872)
Income/(loss) before tax	(1,697,369)	(823,943)	1,535,931	235,061
Income taxes benefits/(expenses)	48,786	50,980	(146,689)	(22,449)
Net income/(loss)	(1,648,583)	(772,963)	1,389,242	212,612

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	760	490	3,278	502
Sales and marketing expenses	44,049	59,017	69,926	10,702
Research and development expenses	59,314	98,515	126,116	19,301
General and administrative expenses	72,482	108,553	151,249	23,147
Total	176,605	266,575	350,569	53,652

The following table sets forth the results of operations for the periods indicated, as percentages of revenues.

	For the Year Ended December 31,
	2015	2016	2017
	(% of revenues)
Revenues	100.0%	100.0%	100.0%
Cost of revenues	(7.2)	(9.3)	(9.2)
Gross profit	92.8	90.7	90.8

Operating expenses:
Sales and marketing expenses	(96.4)	(65.1)	(51.8)
Research and development expenses	(17.0)	(14.6)	(13.6)
General and administrative expenses	(14.7)	(7.9)	(7.6)
Total operating expenses	(128.1)	(87.6)	(73.0)
Income/(loss) from operations	(35.3)	3.1	17.8
Other expenses, net	(2.7)	(13.9)	(2.6)
Income/(loss) before tax	(38.0)	(10.8)	15.2
Income taxes benefits/(expenses)	1.1	0.6	(1.4)
Net income/(loss)	(36.9)	(10.2)	13.8

Comparison of the Years Ended December 31, 2015, 2016 and 2017

Revenues

The following table sets forth the principal components of our revenues, both as absolute amounts and as percentages of total revenues, and year-over-year changes, for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017			2016 vs. 2015	2017 vs. 2016
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue	% change	% change
	(in thousands, except for % data)
Membership	1,859,987	41.6	2,951,135	38.9	3,789,524	579,952	37.6	58.7	28.4
Online marketing services	2,414,906	53.9	4,363,777	57.5	5,978,491	914,954	59.4	80.7	37.0
E-commerce services	144,930	3.2	166,753	2.2	73,941	11,316	0.7	15.1	(55.7)
Other services	58,275	1.3	110,462	1.4	226,824	34,713	2.3	89.6	105.3
Total revenues	4,478,098	100.0	7,592,127	100.0	10,068,780	1,540,935	100.0	69.5	32.6

Membership

Membership revenues were RMB1.9 billion, RMB3.0 billion and RMB3.8 billion, representing 41.6%, 38.9% and 37.6% of revenues in 2015, 2016 and 2017, respectively. The increase in our membership revenues was primarily attributable to the increase in the number of subscription-based paying membership accounts, as a result of the strong focus of our field sales and customer service teams on acquiring and serving the subscription-based paying members. As a result of the Anjuke and Ganji transactions and the continuous effort after the integration, the number of our average quarterly paying membership accounts on our 58, Ganji and Anjuke platforms increased significantly from approximately 1,306,000 in 2015, to 1,982,000 in 2016 and further to 2,485,000 in 2017. See “Item 4. Information on the Company — B. Business Overview — 58 Core Service Offerings – 58 Core services for business users – Paid premium services to business users – Subscription-based membership services” for details of subscription-based paying membership.

We expect our membership revenues will continue to grow as we continue to expand our paying member base in the existing and new cities. Our field sales teams, which cover 49 cities for different content categories, and our sales agency network, which cover over 500 other cities and counties, will continue to attract new paying members. Our dedicated customer service team will continue to contribute to membership revenues by retaining existing members through helping them to optimize their marketing effectiveness.

2017 compared to 2016. Our membership revenues increased from RMB3.0 billion in 2016 to RMB3.8 billion in 2017, representing an increase of 28.4%. The increase was primarily driven by an increase in the number of subscription-based paying membership accounts. On our 58, Ganji and Anjuke platforms, the increase in membership revenues was primarily due to the increase in average quarterly paying membership accounts from approximately 1,982,000 in 2016 to approximately 2,485,000 in 2017. We experienced growth in the number of subscription-based paying membership accounts across most of the content categories, particularly in our jobs categories in 2017. Subsequent to the Ganji transaction in 2015, we continued to reduce discounts for both 58 and Ganji brands, which contributed to the increase in net price of membership across all categories. We also raised list prices for Jobs category membership packages as our traffic grows rapidly and the market was overall positive throughout most of 2017.

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

Online Marketing Services

Revenues from online marketing services were RMB2.4 billion, RMB4.4 billion and RMB6.0 billion, representing 53.9%, 57.5% and 59.4% of our revenues in 2015, 2016 and 2017, respectively. Although online marketing services are available to all users, the majority of the online marketing services revenues are contributed by subscription-based paying members who have purchased online marketing services revenues in addition to the subscription-based membership services they already purchased. We position subscription-based membership service as a basic entry level package service for business users. We aspire to provide various additional online marketing services to meet the varying needs of business customers of different scales. In addition, we continue to try to better leverage technology and product design to help our business customers to get more traffic and higher quality leads from their marketing efforts. See “Item 4. Information on the Company — B. Business Overview — 58 Core Service Offerings – 58 Core services for business users – Paid premium services to business users – Online marketing services” for details of online marketing services. These innovative and effective services have continued to attract more business users and increase average spending per merchant, which also enhances our ability to more efficiently monetize our substantial traffic.

We expect our online marketing services will continue to grow as we further develop the paying member network, diversify and enhance our services and increase the marketing effectiveness and engagement of our customers.

2017 compared to 2016. Our online marketing services revenues increased from RMB4.4 billion in 2016 to RMB6.0 billion in 2017, representing an increase of 37.0%. The increase was primarily driven by the increasing adoption and effectiveness of our various online marketing services such as real-time bidding, priority listing and various other online marketing services.

2016 compared to 2015. Our online marketing services revenues increased from RMB2.4 billion in 2015 to RMB4.4 billion in 2016, representing an increase of 80.7%. The increase was mostly driven by increased revenues from Ganji and Anjuke, as well as the organic growth of our 58 platform. The increase of our subscription-based paying members, increased traffic and more diversified products help grow the online marketing services revenues.

E-commerce Services

Revenues from e-commerce services were RMB144.9 million, RMB166.8 million and RMB73.9 million, representing approximately 3.2%, 2.2% and 0.7% of our revenues in 2015, 2016 and 2017, respectively, all of which were contributed by the Anjuke business that we acquired in March 2015. It mainly related to our sale of discount coupons for primary real estate projects.

Other Services

Revenues from other services were RMB58.3 million, RMB110.5 million and RMB226.8 million, representing approximately 1.3%, 1.4% and 2.3% of our revenues in 2015, 2016 and 2017, respectively. In 2015, other services revenues were mainly contributed by Guazi C2C services and offline recruitment services. In 2016, other services revenues were mainly contributed by offline recruitment services. In 2017, other services revenues were mainly attributable to revenues from selling used goods in our used goods trading platform Zhuan Zhuan and offline recruitment services provided.

Cost of Revenues

Cost of revenues consists primarily of expenses associated with the operation of our platforms, such as data center bandwidth fees, depreciation and maintenance expenses for our computers, servers and other equipment, short message services (“SMS”) costs, salary, bonuses, benefits and share-based compensation expense relating to web operation personnel. It also includes the traffic acquisition costs (TAC) paid to our advertising union partners who displayed our customers’ marketing information on their platforms or mobile applications and cost associated with primary real estate e-commerce revenues, offline recruitment services revenues and certain types of used goods buy-sell services revenues.

We expect that our cost of revenues will increase in absolute amounts as we further grow our user base and expand our revenue-generating services.

For the share-based compensation charges included in cost of revenues, see “— Critical Accounting Policies — Share-Based Compensation” for more information.

2017 compared to 2016. Our cost of revenues was RMB925.5 million in 2017, an increase of 30.9% from RMB707.2 million in 2016. The increase in cost of revenues was primarily driven by increases in salaries and benefits for customer service staff, costs of used goods sold, and other type of website maintenance-related costs such as depreciation expenses.

2016 compared to 2015. Our cost of revenues was RMB707.2 million in 2016, an increase of 119.6% from RMB322.0 million in 2015. The increase in cost of revenues was primarily driven by increased TAC paid to our 58 platform’s advertising union partners as well as other types of website maintenance-related costs such as short message service (SMS) costs, bandwidth fees and depreciation expenses.

Gross Profit

The following table sets forth our gross profit and gross margin for the periods indicated.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for % data)
Gross profit	4,156,082	6,884,890	9,143,283	1,399,296
Gross margin	92.8%	90.7%	90.8%	90.8%

2017 compared to 2016. Our gross profit increased from RMB6.9 billion in 2016 to RMB9.1 billion in 2017, representing an increase of 32.8%. The increase in gross profit was primarily attributable to the significant increase in membership revenues as well as online marketing services revenues from our core classified business and the consolidation of financial results of Ganji and Anjuke, while our gross margin for 2017 was generally stable compared with 2016.

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

We expect our gross profit to increase as our revenues grow.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses. The following table sets forth our operating expenses, both as absolute amounts and as percentages of our revenues, and year-over-year changes, for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017			2016 vs. 2015	2017 vs. 2016
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue	% change	% change
	(in thousands, except for % data)
Sales and marketing expenses	4,316,217	96.4	4,941,380	65.1	5,212,360	797,704	51.8	14.5	5.5
Research and development expenses	760,796	17	1,107,897	14.6	1,368,441	209,427	13.6	45.6	23.5
General and administrative expenses	659,284	14.7	601,906	7.9	766,017	117,232	7.6	(8.7)	27.3
Total operating expenses	5,736,297	128.1	6,651,183	87.6	7,346,818	1,124,363	73.0	15.9	10.5

Our sales and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “— Critical Accounting Policies — Share-Based Compensation” for more information.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising expenses and non-advertising expenses.

Advertising expenses include offline brand advertising, online traffic acquisition expenses from mobile and PC channels, including pre-installation of apps in smart phones, which are mainly for attracting consumer users. See “Item 4. Information on the Company — B. Business Overview — Marketing and Brand Promotion” for more details.

Non-advertising sales and marketing expenses include salaries, benefits, commissions and share-based compensation for our sales, sales support, customer service, marketing dealer management personnel, online and offline promotion expenses and other operating expenses that are associated with sales and marketing activities. See “Item 4. Information on the Company — B. Business Overview — Sales and Customer Services” for more details.

The following table sets forth our advertising expenses, non-advertising sales and marketing expenses and total sales and marketing expenses, both as absolute amounts and as percentages of our revenues, and year-over-year changes, for the periods indicated.

	For the Year Ended December 31,
	2015		2016		2017			2016 vs. 2015	2017 vs. 2016
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue	% change	% change
	(in thousands, except for % data)
Advertising expenses	1,811,852	40.5	2,040,020	26.9	2,087,066	319,406	20.8	12.6	2.3
Non-advertising sales and marketing expenses	2,504,365	55.9	2,901,360	38.2	3,125,294	478,298	31.0	15.9	7.7
Total sales and marketing expenses	4,316,217	96.4	4,941,380	65.1	5,212,360	797,704	51.8	14.5	5.5

Since the consolidation of Ganji in August 2015, as competition in online classifieds space subsided, we have been exercising tighter control on advertising expenses and sales and services headcount increase and focusing more on platform product-driven enhancement and providing better tools and management guidance to increase the efficiency of the teams. However, to support longer term platform growth we will continue to make appropriate sales and marketing investments in different business lines depending on the stage of the businesses and market environment. The sales and marketing expenses as a percentage of revenues declined from 96.4% for 2015, to 65.1% for 2016 and 51.8% for 2017.

Expenses related to Anjuke in 2015 only included the period from March 2015 to the end of the year and expenses related to Ganji in 2015 only included the period from August 2015 to the end of the year. During the initial launch phase of 58 Home’s business, we provided subsidies to the individual service providers on the 58 Home platform which went through the non-advertising sales and marketing line. After the deconsolidation of 58 Home in November 2015, its expenses were no longer included in our consolidated expenses. During the initial business launch stage, we incurred online and offline advertising expenses for Guazi. After the deconsolidation of Guazi in December 2015, its expenses were no longer included in our consolidated expenses.

The advertising expenses charged by Tencent, a related party of our company, amounted to RMB152.1 million, RMB351.1 million and RMB422.3 million for the years ended December 31, 2015, 2016 and 2017, respectively.

We expect that our sales and marketing expenses will increase in absolute amounts going forward as we continue to see opportunities in attracting more users and launch new services, particularly on mobile internet through our advertising campaigns.

2017 compared to 2016. Our sales and marketing expenses increased from RMB4.9 billion in 2016 to RMB5.2 billion in 2017, representing an increase of 5.5%. Our advertising expenses increased from RMB2.0 billion in 2016 to RMB2.1 billion in 2017, representing an increase of 2.3%, which was primarily due to an increase in advertising expenses associated with the promotion of the 58.com and Zhuan Zhuan brands. Our non-advertising sales and marketing expenses increased from RMB2.9 billion in 2016 to RMB3.1 billion in 2017, representing an increase of 7.7%. The increase was primarily driven by increased salaries, benefits, commissions and share-based compensation expenses for our sales, customer service and marketing teams.

2016 compared to 2015. Our sales and marketing expenses increased from RMB4.3 billion in 2015 to RMB4.9 billion in 2016, representing an increase of 14.5%. Our advertising expenses increased from RMB1.8 billion in 2015 to RMB2.0 billion in 2016, representing an increase of 12.6%. The increase in advertising expenses were primarily a result of increases from the consolidation of Anjuke’s financial results since March 2015 and Ganji’s financial results since August 2015, which were partially offset by the deconsolidation of Guazi since December 2015. The advertising expenses for our 58 brand in 2016 were less than that in 2015, but we allocated advertising expenses to newly launched ChinaHR and Zhuan Zhuan. Our other sales and marketing expenses increased from RMB2.5 billion in 2015 to RMB2.9 billion in 2016, representing an increase of 15.9%. The increase in other sales and marketing expenses was primarily a result of the consolidation of Anjuke’s financial results since March 2015 and Ganji’s financial results since August 2015, which was partially offset by the deconsolidation of 58 Home since November 2015. The increase in other sales and marketing expenses was also driven by a modest increase of sales and service headcount, sales commissions and local marketing expenses associated with increased revenues.

Research and Development Expenses

Research and development expenses mainly consist of salaries, benefits and share-based compensation for product development and engineering personnel and other operating expenses such as rental and depreciation of equipment that are associated with product development and engineering activities.

We expect our research and development expenses to increase in absolute amounts as we intend to hire additional research and development personnel to develop new features, applications and services for our online platforms and further improve our technologies and infrastructure. See “Item 4. Information on the Company — B. Business Overview — Technology” for details of the technology aspect of the business.

2017 compared to 2016. Research and development expenses increased from RMB1.1 billion in 2016 to RMB1.4 billion in 2017, representing an increase of 23.5%. The increase was primarily attributable to increased salaries and benefits as well as share-based compensation expenses associated with the hiring of additional employees for research and development of new features and services.

2016 compared to 2015. Research and development expenses increased from RMB760.8 million in 2015 to RMB1.1 billion in 2016, representing an increase of 45.6%. The increase was primarily a result of the consolidations of Anjuke’s financial results since March 2015 and Ganji’s financial results since August 2015 and the organic increase of research and development expenses associated with our 58 platform. The increase was also attributable to increased costs associated with the hiring of additional research and development personnel for the development of new features and services.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries, benefits and share-based compensation for our general and administrative personnel, general office expenses and fees and expenses for third-party professional services.

We expect our general and administrative expenses to increase in absolute amounts in the future as our business grows.

2017 compared to 2016. Our general and administrative expenses increased from RMB601.9 million in 2016 to RMB766.0 million in 2017, representing an increase of 27.3%. The increase was primarily driven by an increase in salaries, share-based compensation expenses and other administrative related expenses.

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

Income/(Loss) from operations

The following table sets forth our operating profit and operating margin for the periods indicated.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands, except for % data)
Income/(Loss) from operations	(1,580,215)	233,707	1,796,465	274,933
Operating margin	(35.3)%	3.1%	17.8%	17.8%

We had an operating income of RMB1.8 billion for 2017, compared with an operating income of RMB233.7 million for 2016 and an operating loss of RMB1.6 billion for 2015. Our operating margin was 17.8% for 2017, compared with an operating margin 3.1% and negative operating margin of 35.3%, respectively, for 2016 and 2015. The increase in our operating profit and operating margin was primarily due to the significant increase in revenues and more stringent control in costs and expenses.

Other income/(expenses)

Other income/(expenses) mainly consisted of share of results of equity investees, investment income/(loss), interest income and expenses, foreign currency exchange gain/(loss), gain on deconsolidation and disposal of businesses, and government subsidies.

For the year ended December 31, 2015, 2016 and 2017, other expenses were RMB117.2 million, RMB1.1 billion, and RMB260.5 million, respectively. Other expenses in 2017 was mainly a RMB687.4 million share of results of equity investees, which primarily consisted of a RMB663.2 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on our company’s ordinary shareholding in 58 Home, which was partially offset by investment income of RMB342.2 million and government subsidies of RMB81.4 million. Other expenses in 2016 was mainly a RMB926.7 million share of results of equity investees, which primarily consisted of a RMB923.3 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on the Company’s ordinary shareholding in 58 Home. Other expenses in 2015 mainly included a RMB717.6 million share of results of equity investees, which primarily consisted of a RMB657.0 million share of the net loss attributable to Ganji, a RMB59.9 million share of the net loss attributable to 58 Home, and a RMB224.3 million remeasurement loss as a result of step acquisition of Ganji, partially offset by RMB765.1 million gain on disposals of Guazi business and 58 Home business.

Income tax benefits/(expenses)

Income tax expense was RMB146.7 million for 2017, compared to an income tax benefit of RMB51.0 million and an income tax benefit of RMB48.8 million, respectively, for 2016 and 2015. The significant increase in income tax expense in 2017 is due to we made profit in 2017.

Net income/(loss)

As a result of the foregoing, we had a net income of RMB1.4 billion for 2017, compared to a net loss of RMB773.0 million and a net loss of RMB1.6 billion, respectively, for 2016 and 2015.

Seasonality

We experience seasonality in our business. Our revenues are typically lower during the holidays in China, particularly during the Chinese New Year, which occurs in the first quarter. Many businesses close or substantially reduce their activities, including hiring and marketing, during this period. Job search and rental home search activities also slow down during the Chinese New Year. Therefore, our revenues for the first quarter typically decrease substantially from the fourth quarter of the prior year. After the Chinese New Year holiday, these activities typically rebound very strongly, which results the recovery of user traffic and revenues. In addition, the Chinese New Year is based on the Chinese Lunar Calendar and falls on a different date each year. Therefore, our year over year growth of our first quarter revenues also depends on which date the Chinese New Year falls.

Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2015, 2016 and 2017 were increases of 1.6%, 2.1% and 1.6%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents, term deposits and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Our financing activities include issuance of shares and various loan borrowings. As part of the Ganji transaction in April 2015, Tencent purchased US$400.0 million of newly issued ordinary shares from us. In July 2015, we obtained a loan from Tencent in an aggregate principal amount of US$400.0 million. In December 2015, we and Tencent entered into an amendment to the loan agreement, pursuant to which we issued approximately 4.3 million Class A ordinary shares to Tencent and the principal amount of the loan under the loan agreement was reduced to US$275.0 million. We repaid in full this US$275.0 million loan from Tencent with a loan from China Merchants Bank Co., Ltd., or CMB Bank, in April 2016. The US$275.0 million obtained in April 2016 from CMB Bank was secured by 12.4 million Class B ordinary shares owned by Mr. Jinbo Yao, the chief executive officer of our company. We fully repaid this US$275.0 million loan from CMB Bank in April 2017 and all the Class B ordinary shares pledged as security were released accordingly.

Currently, our outstanding bank borrowings include the following:

(i)	RMB150.0 million obtained in December 2016 from Shanghai Pudong Development Bank Co., Ltd., or Pudong Bank, which was secured by one of our office buildings as collateral; and

(ii)	US$107.5 million obtained in April 2017 from CMB Bank, which was secured by a two-year RMB denominated term deposit amounted to RMB792.0 million.

We had net cash provided by operating activities of RMB198.5 million, RMB1.9 billion and RMB2.7 billion in 2015, 2016 and 2017, respectively. The increase in net cash provided by operating activities in 2017 was primarily contributed by increased revenues and improved cost control after Anjuke’s and Ganji’s businesses were fully integrated into our own.

As of December 31, 2017, we had cash and cash equivalents and short-term investments totaling RMB5.0 billion. These included (i) RMB1.5 billion in cash and cash equivalents, which primarily consisted of cash, demand deposits and highly liquid investments placed with banks or other financial institutions that have original maturities of three months or less, and (ii) RMB3.4 billion in short-term investments, placed with banks with terms between three months to one year.

As of December 31, 2017, our current assets exceeded our current liabilities by RMB780.1 million, and we had an accumulated deficit of RMB1.7 billion. For the year ended December 31, 2017, we had a net income attributable to 58.com Inc. of RMB1.3 billion.

Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities. We believe our current cash and cash equivalents and anticipated cash flow from operations provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next twelve months from the date of this annual report. We may, however, need additional cash resources in the future if we experience changes in business, financial conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

Although we consolidate the results of our consolidated affiliated entities and their subsidiaries, our access to cash balances or future earnings of these entities is only through our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our securities offerings to make additional capital contributions or loans to our PRC subsidiaries.”

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$
	(in thousands)
Net cash provided by/(used in):
Operating activities	198,538	1,887,849	2,697,317	412,800
Investing activities	(2,781,242)	(3,948,027)	(2,861,564)	(437,937)
Financing activities	4,930,710	58,631	571,076	87,399
Effect of exchange rate changes on cash and cash equivalents	108,872	63,617	(82,304)	(12,596)
Net increase/(decrease) in cash and cash equivalents	2,456,878	(1,937,930)	324,525	49,666

Operating Activities

Net cash provided by operating activities was RMB2.7 billion in 2017. Our net cash provided by operating activities in 2017 reflected a net income of RMB1.4 billion, adjusted by (i) the add back of non-cash items mainly consisting of share of results of equity investees of RMB687.4 million, depreciation and amortization expenses of RMB435.6 million, share-based compensation expenses of RMB350.6 million, impairment loss of long-term investments and other non-current assets of RMB37.3 million, allowance for doubtful accounts of RMB16.8 million, and loss from disposal of property and equipment of RMB1.0 million, and (ii) partially offset by gain from investment income of RMB319.7 million, change in deferred income taxes of RMB65.8 million, and foreign currency exchange income of RMB0.8 million. The RMB114.4 million increase in working capital items is reflected in operating cash flow. The increase in working capital mainly arises from an increase in deferred revenues of RMB285.3 million, an increase in accrued expenses and other liabilities of RMB238.6 million, an increase in customer advances of RMB129.4 million, an increase in tax payable of RMB122.7 million, an increase in accounts payable of RMB40.5 million, partially offset by an increase of prepayment and other assets of RMB345.3 million, an increase of accounts receivable of RMB 260.3 million, a decrease of salary and welfare payable of RMB13.9 million, and an increase in restricted cash of RMB82.6 million.

Net cash provided by operating activities was RMB1.9 billion in 2016. Our net cash provided by operating activities in 2016 reflected a net loss of RMB773.0 million, adjusted for non-cash items of RMB1.8 billion and changes in operating assets and liabilities net of acquisitions and disposals of RMB824.7 million. Non-cash reconciling items mainly included share of results of equity investees of RMB926.7 million, depreciation and amortization expenses of RMB406.8 million, share-based compensation expenses of RMB266.6 million, impairment loss of long-term investments and other non-current assets of RMB172.1 million, loss upon conversion of Guazi Convertible Note of RMB84.2 million and gain on deconsolidation and disposal of businesses of RMB79.6 million. Changes in operating assets and liabilities mainly represented an increase in deferred revenues of RMB420.9 million, an increase in accrued expenses and other liabilities of RMB269.1 million, an increase in customer advances of RMB233.4 million, and were partially offset by an increase in accounts receivable of RMB87.8 million. Deferred revenues and customer advances increased as the collection of our membership services and online marketing services grew rapidly as a result of rapid growth in the number of paying membership accounts. The increase in accrued expenses and other liabilities was primarily due to the growth in accruals primarily associated with the increase in our headcount, and the growth in our online marketplace business resulted in an increase of deposits by sales agents. The increase in accounts receivable was in line with revenue growth.

Net cash provided by operating activities was RMB198.5 million in 2015. Our net cash provided by operating activities in 2015 reflected a net loss of RMB1.6 billion, adjusted for non-cash items of RMB686.2 million and changes in operating assets and liabilities net of acquisitions and disposals of RMB1.2 billion. Non-cash reconciling items mainly included investment loss of RMB230.6 million, share of results of equity investees of RMB717.6 million, gain on deconsolidation and disposal of businesses of RMB765.1 million, depreciation and amortization expenses of RMB209.1 million and share-based compensation expenses of RMB176.6 million. Changes in operating assets and liabilities mainly represented an increase in customer advances of RMB484.0 million, an increase in deferred revenues of RMB363.2 million, an increase in accounts payable of RMB304.9 million, an increase in accrued expenses and other liabilities of RMB162.1 million and an increase in salary and welfare payable of RMB167.7 million, and were partially offset by an increase in accounts receivable of RMB166.2 million and an increase in prepayments and other assets of RMB158.7 million. Deferred revenues and customer advances increased as the collection of our membership services and online marketing services grew rapidly as a result of rapid growth in the number of paying membership accounts. The increase in accounts payable was primarily due to our consolidation of the financial statements of Ganji and Anjuke, and the year-over-year increase in advertising expenses for the 58 platforms primarily resulted from increasing competition. The increase in accounts receivable was primarily due to our consolidation of Anjuke’s financials.

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

Our net cash used in investing activities in 2017 was RMB2.9 billion, primarily due to RMB18.5 billion used in purchase of short-term investments, RMB467.4 million used in purchase of long-term investments, RMB330.2 million decrease due to deconsolidation and disposal of businesses, RMB121.3 million used in purchase of property and equipment and intangible assets, RMB91.9 million paid for step-acquisition of Ganji, net of acquisition of cash, RMB15.8 million paid to term deposits and other advances, which were partially offset by RMB15.9 billion of proceeds from maturity of short-term investments, RMB353.5 million received from disposal of long-term investments, RMB348.7 million increase in restricted cash, RMB61.2 million proceeds from maturity of term deposits, RMB1.7 million received from acquisitions of other subsidiaries, net of acquisition of cash, and RMB0.5 million received from disposal of property and equipment.

Our net cash used in investing activities in 2016 was RMB3.9 billion, primarily due to cash payments of RMB1.5 billion related to our investment in Ganji, RMB190.9 million related to our acquisition of Anjuke and increase in restricted cash of RMB1.1 billion as collateral for the RMB1.1 billion short-term bank loan borrowed from CMB Bank in 2016. We purchased RMB9.7 billion short-term investments, which were partially offset by RMB9.1 billion of proceeds from maturity of short-term investments in 2016.

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

Our net cash provided by financing activities in 2017 was RMB571.1 million, and primarily consisted of RMB1.4 billion of proceeds from the issuance of preferred shares of a subsidy to Tencent, RMB740.1 million of proceeds from long-term loans, RMB164.6 million contribution from noncontrolling interest holders, RMB100.9 million of proceeds from exercise of share options, which was partially offset by RMB1.8 billion repayment of short-term loans.

Our net cash provided by financing activities in 2016 was RMB58.6 million, primarily consisted of proceeds from short-term bank borrowing of RMB2.9 billion from CMB Bank, repayment of RMB1.2 billion short-term bank borrowing from CMB Bank, cash paid by employees for their exercise of share options of RMB21.1 million and cash contributed by noncontrolling shareholders of affiliated PRC companies of RMB28.2 million, which were partially offset by proceeds from long-term bank borrowing of RMB150.0 million from Shanghai Pudong Development Bank, and repayment of RMB1.8 billion short-term borrowing from Tencent.

Our net cash provided by financing activities in 2015 was RMB4.9 billion, primarily attributable to the proceeds from borrowing of short-term loans of RMB2.5 billion, and the proceeds from issuance of ordinary shares to Tencent of RMB2.5 billion.

Capital Expenditures

We had capital expenditures of RMB1.3 billion, RMB213.1 million and RMB121.3 million in 2015, 2016 and 2017, respectively. Our capital expenditures were primarily for the purchase of servers, other equipment and office buildings. In 2015, 2016 and 2017, we paid RMB1.1 billion, nil and nil, respectively, for the purchase of new office spaces. Our capital expenditures have been primarily funded by net cash provided by financing activities and net cash provided by operating activities.

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

C.	Research and Development

As of December 31, 2017, we had approximately 3,000 product development and engineering professionals who focus on developing products to deliver and enhance user experience. We have developed a robust technology platform capable of efficiently processing large amounts of data, screening the relevance and credibility of information, and delivering a superior search indexing function. Our system is built on a distributed, load balanced computing infrastructure, which is highly scalable and reliable. This allows us to expand processing capacity and add new features and functionalities efficiently without incurring significant additional costs.

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. As of March 31, 2018, we held 51 patents and had applied for the registration of 376 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2018, we had registered 244 computer software copyrights and 74 artwork copyrights in China, and had registered 37 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 1,312 trademarks, including , and , in China, excluding those relating to 58 Home.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2017 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

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

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2017:

	Payment Due by Period
	Total	Less than 1 year	2–3 years	4–5 years	More than 5 years
	(in thousands of RMB)
Operating lease commitments	474,688	182,456	179,751	69,843	42,638
Server custody and bandwidth fee commitments	79,588	50,330	29,258	-	-
Advertising commitments	5,686	5,686	-	-	-
Bank loans and accrued interest payable	888,717	101,866	786,851	-	-
Total	1,448,679	340,338	995,860	69,843	42,638

In April 2016, we obtained a secured loan of US$275.0 million from CMB Bank. The loan is interest bearing and has a 13-month tenor. The proceeds from this loan were used to repay our amended loan from Tencent. We fully repaid the loan from CMB Bank in April 2017.

In September and December 2016, we obtained new interest-bearing loans amounted to US$157.5 million from CMB Bank. These bank borrowings were secured by term deposits amounted to US$165.6 million, which was classified as restricted cash in our consolidated balance sheets. These loans were fully repaid upon maturity in September and December 2017, respectively, using our own funds.

In November 2016, we obtained a three-year interest bearing loan of RMB150.0 million from Shanghai Pudong Development Bank, which was secured by one of our office buildings as collateral. The proceeds from this loan will be used to build a local life information cloud platform based on big data. According to the loan agreement, the principal amount will be repaid in four installments, with two installments totaling RMB75.0 million due in 2018 and the other two installments of RMB75.0 million due in 2019.

We obtained a two-year interest-bearing loan amounted to US$107.5 million from CMB Bank in April 2017. This bank loan was secured by two-year term deposits in Renminbi amounted to RMB792.0 million. We used the proceeds from this loan to repay the remaining outstanding balance under our April 2016 short-term loan from CMB Bank.

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

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or implicitly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, our goals and strategies, our future business development, financial condition and results of operations, ability to retain and grow our user base and network of business users for our online platforms, the growth of, and trends in, the markets for our services in China, the demand for and market acceptance of our brand and services, competition in our industry in China, our ability to maintain the network infrastructure necessary to operate our platforms and mobile applications, relevant government policies and regulations relating to the corporate structure, business and industry, and our ability to protect its users’ information and adequately address privacy concerns. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Yao	42	Chairman and Chief Executive Officer
Xiaoguang Wu	43	Director
Frank Lin	54	Independent Director
Herman Yu	48	Independent Director
Chi (Eric) Zhang	43	Independent Director
Xiaohua Chen	37	Chief Strategic Officer; Chief Executive Officer of 58 Home
Hao Zhou	42	Chief Financial Officer
Hongyu Xing	46	Chief Technology Officer
Jiandong Zhuang	50	Executive Vice President of Housing and Auto Business Group (HBG & ABG)
Mingke He	40	Senior Vice President of Sales

Mr. Jinbo Yao is our founder and has served as chairman of our board of directors and chief executive officer of our company since our inception. Mr. Yao is a pioneer in the PRC internet industry. Before founding our company, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of two NYSE-listed companies, namely Noah Holdings Limited, a leading wealth and asset management service provider in China, and Cheetah Mobile Inc., a leading mobile internet company. Mr. Yao received bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Mr. Xiaoguang Wu has served as our director since August 2014. Mr. Wu has served as a senior executive vice president at Tencent. Mr. Wu joined Tencent in 1999 to lead development and product planning for Tencent’s core product QQ instant messaging. He served successively as project manager for QQ’s research and development team, general manager for IM Products, and general manager for the internet business division. Mr. Wu was promoted to senior vice president of Internet Services Division and chief executive officer of Tencent E-Commerce Holdings Limited. Mr. Wu also serves on the board of directors of China Online Education Group, eLong, Inc., Wanda Electronic Commerce Technology Co., Ltd., Shanghai New Feifan E-commerce Co., Ltd., Okay Buy (China) Holding Inc., Nanjing Wangdian Technology Co., Ltd. and Yixun.com. Mr. Wu received his bachelor’s degree in weather dynamics from Nanjing University in 1996 and an EMBA degree from China Europe International Business School (CEIBS) in 2008.

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

Mr. Herman Yu has served as an independent director since the listing of our company. Mr. Yu currently serves as chief financial officer of Baidu (Nasdaq: BIDU), and also serves as director at ZTO Express Inc. (NYSE: ZTO) and Ctrip.com International, Ltd.(Nasdaq: CTRP). Prior to joining Baidu, Mr. Yu served as chief financial officer of Weibo Corp. (Nasdaq: WB) from 2015 to 2017. From 2004 to 2015, Mr. Yu worked at SINA Corp., and served as its chief financial officer from 2007 to 2015. Mr. Yu began his career in Silicon Valley, where he held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu, a certified public accountant in California, holds a B.A. in economics from the University of California and an M.A. in accountancy from the University of Southern California.

Mr. Chi (Eric) Zhang has served as our director and a member of the nominating and corporate governance committee of our board of directors since November 2015. Eric Zhang is a Managing Director at General Atlantic, which he joined in 2016. Mr. Zhang heads the Firm’s business in China. He serves on the boards of Kaiyuan, Little Golden Star Kindergarten, and Ocean Link. Mr. Zhang also serves on the Investment Committee of Ocean Voyage. Prior to joining General Atlantic, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investment opportunities in Asia from 2006 to 2016. He is currently an independent director on the board of 58.com and has previously served on the boards of China Reading, SouFun, Yashili, Plateno Group, Crystal Orange Hotel Group, Kaiyuan Hotel Group, New Century Asset Management Co. Ltd. and AnNeng Logistics Group. He also served as a board member for both the general partner and the management company of Carlyle Beijing Partner – RMB Fund. Before joining Carlyle in 2006, Mr. Zhang was a Vice President of M&A at Credit Suisse, based in the firm’s Hong Kong office. Prior to that, he was a Vice President in the Investment Banking Division at China International Capital Corporation Limited in Beijing. Eric received an M.A. in economics from Shanghai University of Finance and Economics.

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

Mr. Hao Zhou has served as our chief financial officer since May 2011. Mr. Zhou also currently serves as director at Meitu, Inc., a global innovator in mobile video and photography listed in HKSE. Prior to joining our company, Mr. Zhou was chief financial officer in CITIC Pharmaceutical Co., Ltd. since September 2010. From May 2009 to September 2010, Mr. Zhou held two senior management positions at Wuxi PharmaTech (Cayman) Inc., with the latest position as the chief financial officer. From 1998 to 2009, Mr. Zhou held various senior finance managerial positions at General Electric Company and served as the senior finance manager of Greater China from 2007 to 2009. Mr. Zhou received his bachelor’s degree from Shanghai International Studies University in 1998.

Mr. Hongyu Xing has served as our chief technology officer since March 2016. He joined the company in February 2015 as a senior vice president. Mr. Xing has more than 10 years of experience in the internet industry. Prior to joining us, Mr. Xing held various positions at Tencent including general manager in charge of search products, network and media products and microblogs from June 2005 to February 2015. Prior to that, Mr. Xing worked at IBM China’s Research Center from April 1999 to March 2000. Mr. Xing received a master’s degree in electronics engineering from Tsinghua University in 1999.

Mr. Jiandong Zhuang currently serves as the executive vice president of Housing Business Group (HBG) and Automative Business Group (ABG). Prior to that, Mr. Zhuang served as our senior vice president of sales since September 2007. From January 2005 to January 2007, Mr. Zhuang founded and managed Beijing Yingpu Bailian Technology Trading Co., Ltd., a SMS website and wireless service operator. Prior to founding his own company, Mr. Zhuang managed the China Unicom CDM operation and sales at Beijing Lianyin Investment Co., Ltd from May 2003 to December 2004. Mr. Zhuang received a bachelor’s degree in chemistry from Capital Normal University in 1991.

Mr. Mingke He currently serves as our senior vice president of Human Resource Group (HRG), Listing Business Group (LBG) and Social Listing Group (SLG). He joined the company in July 2015. Prior to joining us, Mr. He was the founder and chief executive officer of Yimian Data from May 2014 to July 2015, senior vice president of QVOD Technologies from May 2013 to April 2014, vice president of SAIF Partners (Softbank Asia Investment Fund) from July 2008 to May 2012. Mr. He received a master’s degree in business administration from Stanford University in 2008, and a bachelor’s degree in automotive engineering and a master’s degree in management science from Tsinghua University in 2001 and 2003, respectively.

B.	Compensation

In 2017, we paid an aggregate of approximately RMB12.5 million in cash to our executive officers as of the date of this annual report, which excludes the compensation 58 Home paid to Mr. Xiaohua Chen as chief executive officer of 58 Home, and approximately US$40,000 cash compensation to our independent directors as of the date of this annual report.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2010 Plan and the 2013 Plan. The purpose of these two-share incentive plans is to attract, motivate and retain the best available personnel by linking their personal interests to the success of our business. As of March 31, 2018, options and restricted share units to purchase 1,654,780 ordinary shares were issued and outstanding under the 2010 Plan, and 7,730,854 ordinary shares were issued and outstanding under the 2013 Plan.

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

The 2013 Share Incentive Plan

We adopted the 2013 Plan in September 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 Class A ordinary shares as of the date of its adoption. The 2013 Plan contains an evergreen provision, pursuant to which the number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of Class A ordinary shares as determined by our board of directors. Taking into account the automatic increase of 4,409,477 ordinary shares at the beginning of 2018 pursuant to the evergreen provision of the 2013 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 26,686,700 ordinary shares, consisting of 19,686,700 Class A ordinary shares and 7,000,000 Class B ordinary shares, as of the date of this annual report.

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

Eligibility. We may grant awards to our employees, directors and consultants of our company; however, we may grant options that are intended to qualify as incentive share options only to our employees and employees of our parent companies and subsidiaries.

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

The following table summarizes, as of March 31, 2018, outstanding options and restricted share units held by our executive officers and directors under our 2010 Plan and 2013 Plan.

Name	Ordinary Shares Underlying Options Awarded and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jinbo Yao	*	0	August 24, 2015	August 23, 2025
	*	0	March 24, 2017	March 23, 2027
	*	0	August 20, 2017	August 19, 2027
Xiaohua Chen	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
Hao Zhou	*	2.220	May 31, 2011	May 30, 2021
	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
	*	0	August 24, 2015	August 23, 2025
	*	20.980	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	August 20, 2017	August 19, 2027
Jiandong Zhuang	*	0	April 13, 2015	April 13, 2025
	*	0	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	March 24, 2017	March 23, 2027
	*	0	August 20, 2017	August 19, 2027
Hongyu Xing	*	0	February 27, 2015	February 26, 2025
	*	18.675	February 27, 2015	February 26, 2025
	*	20.980	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	August 20, 2017	August 19, 2027
Mingke He	*	0	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	August 20, 2017	August 19, 2027
Herman Yu	*	8.500	October 30, 2013	October 29, 2023

*	Less than one percent of our total outstanding share capital.

As of March 31, 2018, other employees as a group held options and restricted share units to purchase 5,193,044 ordinary shares of our company, with exercise prices ranging from US$ nil to US$38.14 per ordinary share.

The 58 Home 2015 Plan

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

The Zhuan Zhuan 2017 Plan

In September 2017, Zhuan Zhuan Holding, our subsidiary, adopted a share incentive plan, or the Zhuan Zhuan 2017 Plan. The Zhuan Zhuan 2017 Plan permits the awards of options, restricted share units and restricted shares. Awards of share rights may be granted under Zhuan Zhuan 2017 Plan to employees and management of Zhuan Zhuan Holding and of any present or future parents or subsidiaries or variable interest entities of Zhuan Zhuan Holding. The maximum term of any share right granted under the plan is ten years from the grant date. The Zhuan Zhuan 2017 Plan will expire on September 30, 2027.

C.	Board Practices

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. A director may vote with respect to any contract, proposed contract, or arrangement in which he or she is materially interested provided the necessary disclosure of interests is made. A director may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

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

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board. Our directors are not subject to a term of office and hold office until such time as they resign or are removed from office by an ordinary resolution of our shareholders. A director will vacate office automatically if, among other things, the director (i) becomes bankrupt or suspends payments or compounds with his creditors; or (ii) dies or becomes of unsound mind.

D.	Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2015, 2016 and 2017, which exclude the employees of 58 Home:

	As of December 31,
	2015	2016	2017
Function
Sales, customer service and marketing	16,323	17,920	16,212
Research and development	2,744	3,332	3,011
Website operations	533	673	863
Management and administrative positions	1,105	1,207	1,261
Total	20,705	23,132	21,347

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

The calculations in the table below are based on 294,743,133 ordinary shares outstanding as of March 31, 2018, comprising 246,702,873 Class A ordinary shares and 48,040,260 Class B ordinary shares and excluding 1,811,190 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

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

	Number		%(1)
Directors and Executive Officers:**
Jinbo Yao	31,065,480	(2)	10.54
Xiaoguang Wu(3)	—		—
Frank Lin(4)	—		—
Herman Yu(5)	*		*
Eric Zhang(6)	—		—
Hao Zhou	*		*
Xiaohua Chen(7)	*		*
Jiandong Zhuang(8)	*		*
Hongyu Xing	*		*
Mingke He	—		—
All directors and executive officers as a group	32,921,410		11.10

Principal Shareholders:
Tencent Holdings Limited	67,285,898	(9)	22.83
Nihao China Corporation	29,418,640	(10)	9.98
FMR LLC	17,239,808	(11)	5.85

Notes:

*	Less than one percent of our total outstanding capital.

**	Except for Mr. Xiaoguang Wu, Mr. Frank Lin, Mr. Herman Yu and Mr. Eric Zhang, the business address of our directors and executive officers is c/o Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, the People’s Republic of China.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying the options held by such person or group exercisable within 60 days of March 31, 2018. Percentage of beneficial ownership of each listed person or group is based on (i) 294,743,133 ordinary shares outstanding as of March 31, 2018, and (ii) the number of ordinary shares underlying options exercisable by such person or group within 60 days of March 31, 2018.

(2)	Consists of (i) 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust; and (ii) 1,572,960 Class B ordinary shares beneficially owned by certain of our executive officers and employees who acquired the ownership of these shares pursuant to our employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney. Such individuals include all executive officers and employees who became our ordinary shareholders through our employee stock option plan; and (iii) 73,880 vested restricted share units held by Mr. Yao.

(3)	The business address of Mr. Wu is 39/F, Tencent Building, Kejizhong Avenue, High Tech Park, Nanshan District, Shenzhen, P. R. China.

(4)	The business address of Mr. Lin is Unit 1, Level 10, Tower W2, Oriental Plaza, Dong Cheng District, Beijing 100738, P. R. China.

(5)	The business address of Mr. Yu is #8 Sina Plaza, Courtyard 10, the West, Xibeiwang E. R., Haidian, Beijing 100093, P. R. China.

(6)	The business address of Mr. Zhang is Suite 2801, Two Pacific Place, Hong Kong.

(7)	Mr. Chen has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Chen currently owns through Trumpway Limited, a British Virgin Islands company wholly owned by Mr. Chen.

(8)	Mr. Zhuang has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Zhuang currently owns through Magic Mirror Holdings Limited, a British Virgin Islands company wholly owned by Mr. Zhuang.

(9)	Consists of (i) 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, (ii) 4,384,207 ADSs (representing 8,768,414 Class A ordinary shares) directly held by THL E Limited and (iii) 1,188,074 ADSs, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited. Tencent Holdings Limited is reported as the beneficial owner of the aforementioned shares. The business address of Ohio River Investment Limited and THL E Limited is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong, a as reported in a Schedule 13D/A filed on November 22, 2016.

(10)	Consists of 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust. Nihao China Corporation has pledged 9,080,004 Class B ordinary shares as security for a loan extended to Mr. Yao by UBS AG, London Branch in December 2015, and pledged 12,400,000 Class B ordinary shares as security for a loan extended to us by CMB Bank in April 2016.

(11)	Consists of 17,239,808 Class A ordinary shares beneficially owned by FMR LLC, as reported on Schedule 13G filed by FMR LLC on February 13, 2018. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2018. The address of FMR LLC is 245 Summer Street, Boston, Massachusetts 02210, U.S.A., as reported on the same Schedule 13G.

To our knowledge, as of March 31, 2018, a total of 206,183,691 Class A ordinary shares were held by two record holders in the United States, representing approximately 70.0% of our total outstanding shares on an as-converted basis. One of these holders is the depositary of our ADS program, which held 206,183,690 Class A ordinary shares on record (including the 1,811,190 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees), representing approximately 70.0% of our total outstanding shares on record as of March 31, 2018. None of our outstanding Class B ordinary shares were held by record holders in the United States as of March 31, 2018. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Short-term Bank Borrowing Secured by Ordinary Shares Held by Our Chief Executive Officer

In April 2016, we obtained an interest-bearing loan of US$275.0 million denominated in U.S. dollars from CMB Bank. The loan was secured by 12.4 million Class B ordinary shares personally owned by Mr. Jinbo Yao, the chief executive officer of our company. Based on the covenant of the loan agreement, if the aggregate fair value of the pledged shares on any trading date was less than 120% of the outstanding amount of the corresponding loan and accrued interest payable, we were required to pledge sufficient amount of cash or the chief executive officer of the company can pledge additional number of shares to cover the shortfall in the fair value of the pledged shares. We used the proceeds from this loan to prepay the principal and accrued interest of the amended loan from Tencent. As of the date of this annual report, the loan has been fully repaid and the shares pledged to CMB Bank have been released in May 2017.

Investment in Zhuan Zhuan

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

Acquisition of the Remaining Ganji Equity Interests from Tencent

See “Item 4. Information on the Company—A. History and Development of the Company.”

Disposal of Finance Business

In September 2017, we entered into a framework agreement with Mr. Jinbo Yao, the chief executive officer of our company, and other parties thereto, to dispose our financial services and other finance related business, or the disposed business, to Mr. Jinbo Yao, who in return committed to provide capital contributions to the disposed business subsequent to the disposal. Pursuant to this framework agreement, we agreed to provide to the disposed business, among other things, some traffic support and the right to use certain intellectual property rights. In return, we are entitled to profit participation rights in the disposed business.

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

A.	Consolidated Statements and Other Financial Information

Please refer to Item 18.

Legal Proceedings

From time to time, we have become and may in the future become a party to various legal or administrative proceedings arising in the ordinary course of our business. Internet companies are frequently involved in litigation based on allegations of infringement or other violations of intellectual property rights and other allegations in connection with the content available on their platforms or services they provide. We are currently not involved in any legal or administrative proceedings that would materially and adversely affect our business.

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

The last reported trading price for our ADSs on April 27, 2018 was US$84.11 per ADS.

	Market Price (US$)
	High	Low
Annual High and Low
2013 (from October 31, 2013)	39.83	21.00
2014	58.89	31.60
2015	83.71	37.15
2016	65.33	27.72
2017	79.79	27.58
Quarterly Highs and Lows
First Quarter of 2016	65.33	42.57
Second Quarter of 2016	61.59	43.94
Third Quarter of 2016	55.28	43.98
Fourth Quarter of 2016	48.58	27.72
First Quarter of 2017	38.95	27.58
Second Quarter of 2017	47.38	34.84
Third Quarter of 2017	68.85	42.92
Fourth Quarter of 2017	79.79	61.52
First Quarter of 2018	87.65	67.09
Monthly Highs and Lows
October 2017	69.80	61.52
November 2017	79.79	66.33
December 2017	73.83	65.16
January 2018	87.65	72.87
February 2018	80.56	67.09
March 2018	85.99	71.14
April 2018 (through April 27, 2018)	85.50	74.50

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

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

Registered Office and Objects

Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. As set forth in clause 3 of our amended and restated memorandum of association, the objects for which our company are established are unrestricted.

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

Transfer of Ordinary Shares. Subject to the restrictions set out below and the provisions above in respect to Class B ordinary shares, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

The undertaking for us is for a period of 20 years from June 14, 2011.

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

It is unclear whether, if we are considered a PRC resident enterprise, holders of our shares or ADSs would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas. See “Item 3. Key Information — D. Risk Factors — Risk Factors Related to Doing Business in China — Under the Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classifications would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

The Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The PRC State Council or an applicable tax treaty between the PRC and the jurisdictions in which the non-PRC investors reside may reduce such income tax rate. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on SAT Circular 81 issued by the State Administration of Taxation in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Pursuant to SAT Circular 9 issued by the State Administration of Taxation in February 2018, which took effect on April 1, 2018 and superseded SAT Circular 601 issued by the State Administration of Taxation in October 2009, companies not engaged in substantive business activities may not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when conducting tax filings, which will be subject to post-filing examinations by the relevant tax authorities. None of our Hong Kong subsidiaries have applied for the approval for a withholding tax rate of 5% from local tax authority prior to SAT Circular 60, nor have any of our PRC subsidiaries applied the 5% tax rate directly to any dividend payment after the SAT Circular 60, as our PRC subsidiaries have not paid dividends to us.

On February 3, 2015, the State Administration of Taxation issued SAT Notice 7, which partially replaced and supplemented previous rules under SAT Circular 698. On October 17, 2017, the SAT issued SAT Bulletin 37, which came into effect on December 1, 2017 and concurrently abolished SAT Circular 698. The SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax. By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests or other taxable assets in a PRC resident enterprise by a non-resident enterprise. Under SAT Notice 7 and SAT Bulletin 37, where a non-resident enterprise transfers the equity interests or other taxable assets of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, the non-resident enterprise, being the transferor, or the transferee, or the PRC entity which directly owned the taxable assets may report to the relevant tax authority this “indirect transfer.” Using a “substance over form” principle, the PRC tax authority may re-characterize such indirect transfer as a direct transfer of the equity interests in the PRC tax resident enterprise and other properties in China. As a result, gains derived from such indirect transfer may be subject to PRC tax at a rate of up to 10%. We face uncertainties on the reporting and consequences on private equity financing transactions, share exchange or other transactions involving the transfer of shares in our company by investors that are non-PRC resident enterprises, or sale or purchase of shares in other non-PRC resident companies or other taxable assets by us. We and our non-resident investors may be at risk of being required to file a return and being taxed under SAT Notice 7 and SAT Bulletin 37, and we may be required to expend valuable resources to comply with SAT Notice 7 and SAT Bulletin 37 or to establish that we should not be taxed under these circulars.

United States Federal Income Tax Considerations

The following is a summary of United States federal income tax consequences of the ownership and disposition of our ADSs or Class A ordinary shares by a U.S. Holder, as defined below, that holds our ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended, or the Code. This discussion is based on the tax laws of the United States as in effect on the date of this annual report on Form 20-F and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report on Form 20-F, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax considerations described below. No ruling has been sought from the Internal Revenue Service, or IRS with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual investment circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships and their partners, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction, or investors that have a functional currency other than the United States dollar) all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this summary does not discuss the Medicare tax on net investment income or any state, local, or estate or gift tax considerations and, except for the limited instances where PRC tax law and potentially PRC taxes are discussed below, does not discuss any non-United States tax considerations. U.S. Holders should consult their tax advisors regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our ADSs or Class A ordinary shares.

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

Assuming that we are the owner of Beijing 58 and other consolidated affiliated entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of online marketing services. Based on our current income and assets and projections as to the value of our assets based, in part, on the market value of our ADSs and outstanding Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2017 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate becoming a PFIC, because our value of the assets for purposes of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” on dividends paid on our ADSs at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a certain holding period and other requirements are met. We generally will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs or Class A ordinary shares that are readily tradable on an established securities market in the United States, or if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program and (ii) we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year. Because (1) U.S. Treasury guidance indicates that ADSs representing ordinary shares, such as ours, listed on the NYSE are considered to be readily tradable on an established securities market in the United States and (2) we believe that we were not a PFIC for United States federal income tax purposes for our taxable year ended December 31, 2017 and we do not expect to be a PFIC in subsequent years; we believe that we are a qualified foreign corporation with respect to dividends paid on the ADSs, but not with respect to dividends paid on our ordinary shares. In the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose) and we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Any capital gain or loss will be long-term if the ADSs or ordinary shares have been held for more than one year. An individual U.S. Holder or other non-corporate U.S. Holder who has held the ADSs or ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss recognized by a U.S. Holder will generally be treated as U.S. source income or loss for foreign tax credit purposes, which will generally limit the availability of foreign tax credits. However, in the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law and gain from the disposition of the ADSs or Class A ordinary shares is subject to tax in China, such gain may be treated as PRC source gain for foreign tax credit purposes under the United States-PRC income tax treaty. U.S. Holders should consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

F.	Dividends and Paying Agents

Not applicable.

G.	Statements by Experts

Not applicable.

H.	Documents on Display

We previously filed with the SEC our registration statement on Form F-1 (Registration No. 333-191424), as amended, including the prospectus contained therein, to register our ordinary shares in relation to our initial public offering and our registration statement on Form F-1 (File Number: 333-194610), as amended, including the prospectus contained therein, to register our ordinary shares in relation to a follow-on public offering. We have also filed with the SEC a related registration statement on Form F-6 (Registration No. 333-191776) to register the ADSs.

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

Foreign Exchange Risk

Our operating transactions and assets and liabilities are mainly denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the Renminbi has depreciated significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The net foreign exchange loss recognized in 2017 was insignificant. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to excess cash invested in fixed rate term deposits and variable rate short-term financial products with original maturities of less than a year. Investments in both fixed rate and variable rate interest-earning instruments carry a degree of interest rate risk. Fixed rate instruments may have their fair market value adversely impacted due to a rise in interest rates, while variable rate instruments may produce less income than expected if interest rates fall. Due in part to these factors, our future interest income and investment income may fall short of expectations due to changes in market interest rates. We have not been exposed to, nor do we anticipate being exposed to, material risks due to changes in market interest rates and therefore have not used any derivative financial instruments to manage our interest risk exposure. See “Item 5 — Operating and Financial Review and Prospects — Liquidity and Capital Resources.”

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. We received a reimbursement of US$1.6 million from the depositary in 2017.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2017, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2017, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and form, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act, for our company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements in accordance with generally accepted accounting principles, including those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of a company’s assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that a company’s receipts and expenditures are being made only in accordance with authorizations of a company’s management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of a company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance with respect to consolidated financial statement preparation and presentation and may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2017 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this annual report.

Changes in Internal Control over Financial Reporting

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the years ended December 31, 2016 and 2017. We did not pay any other fees to our auditors during the periods indicated below.

	2016	2017
	(in thousands of RMB)
Audit fees(1)	19,000	16,000

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements, review of quarterly financial information and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements.

The policy of our audit committee is to pre-approve all audit and non-audit services to be provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of 58.com Inc. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

2.3	Deposit Agreement dated October 31, 2013, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-194873), initially filed with the Security and Exchange Commission on March 28, 2014).

2.4	Amended and Restated Shareholders’ Agreement dated as of August 4, 2011 among the Registrant, its ordinary shareholders and preference shareholders (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.1	2010 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.2	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

Exhibit Number	Description of Document
4.5	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Beijing Chengshi Wanglin Information Technology Co., Ltd. and Beijing 58 Information Technology Co., Ltd. dated October 10, 2011 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.6	English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.7	English translation of the Exclusive Option Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.8	English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.9	English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

4.10	Investor Rights Agreement, dated June 30, 2014, between the Registrant, Ohio River Investment Limited, Nihao China Corporation and Jinbo Yao (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2015).

4.11	English Summary of Cooperation Agreement, dated September 25, 2014, by and between Beijing Electronics Zone Investment and Development Co., Ltd. and Beijing Chengshi Wanglin Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.12	Share Purchase Agreement, dated February 28, 2015, by and among the Registrant, Anjuke Inc. and the other parties named therein (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.13	Share Purchase Agreement, dated April 17, 2015, by and among the Registrant and certain selling shareholders of Falcon View Technology (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.14	Registration Rights Agreement, dated April 20, 2015, by and among the Registrant and parties set forth in Schedule 1 thereto (incorporated herein by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.15	Investment Agreement, dated April 17, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on April 20, 2015).

4.16	Xiaoxiang International Technology Venture Capital LP Subscription Agreement, dated July 29, 2015, between Dream Wizard Inc. and Xiaoxiang International Technology Venture Capital LP (incorporated herein by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

Exhibit Number	Description of Document
4.17	Goliath Internet Opportunities, L.P. Subscription Agreement, dated July 31, 2015, between Dream Wizard Inc. and Goliath Internet Opportunities, L.P. (incorporated herein by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.18	Zero2IPO Partners I, L.P. Subscription Agreement, dated August 3, 2015, between Dream Wizard Inc. and Zero2IPO Partners I, L.P. (incorporated herein by reference to Exhibit 4.20 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.19	Bridge Loan Agreement, dated July 31, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on August 5, 2015).

4.20	Convertible Promissory Note, dated July 31, 2015, issued to Ohio River Investment Limited by the Registrant (incorporated herein by reference to Exhibit 2 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on August 5, 2015).

4.21	Amendment to Bridge Loan Agreement, dated December 11, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on December 15, 2015).

4.22	Convertible Promissory Note, dated December 11, 2015, issued to Ohio River Investment Limited by the Registrant (incorporated herein by reference to Exhibit 2 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on December 15, 2015).

4.23	Series A Preferred Shares Subscription Agreement, dated October 12, 2015, by and among the Registrant, 58 Daojia Inc. and other parties named therein (incorporated herein by reference to Exhibit 4.25 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.24	English translation of the Exclusive Business Cooperation Agreement between Beijing 58 Daojia Information Technology Co., Ltd. and Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.25	English translation of the Amended and Restated Equity Interest Pledge Agreements among Beijing 58 Daojia Information Technology Co., Ltd., Tianjin 58 Daojia Home Services Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016 (incorporated herein by reference to Exhibit 4.25 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).

4.26	English translation of the Amended and Restated Exclusive Option Agreements among Beijing 58 Daojia Information Technology Co., Ltd., Tianjin 58 Daojia Home Services Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016 (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).

4.27	English translation of the Amended and Restated Power of Attorney issued by each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016 (incorporated herein by reference to Exhibit 4.27 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).

4.28	English translation of the Amended and Restated Loan Agreements between Beijing 58 Daojia Information Technology Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016 (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).

Exhibit Number	Description of Document
4.29*	English translation of the Exclusive Business Cooperation Agreement between Tianjin Zhuanzhuan World Technology Co., Ltd. and Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated June 22, 2017.

4.30*	English translation of the Equity Interest Pledge Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018.

4.31*	English translation of the Exclusive Option Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018.

4.32*	English translation of Power of Attorney issued by each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018.

4.33	English translation of Offshore Credit Agreement between China Merchants Bank., Ltd. and the Registrant dated March 30, 2016 (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).

4.34	Share Subscription Agreement, dated April 18, 2017, by and among the Registrant, Magic Heart Inc., Zhuan Spirit Holdings Limited and Tencent Mobility Limited (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).

8.1*	Principal subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

99.1***	Consolidated Financial Statements of 58 Daojia Inc. as of December 31, 2015 and for the period of November 27 to December 31, 2015, Consolidated Financial Statements of 58 Daojia Inc. as of and for the year ended December 31, 2016 and Consolidated Financial Statements of 58 Daojia Inc. as of and for the year ended December 31, 2017

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit Number	Description of Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	To be filed by amendment within six months of December 31, 2017

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

58.com Inc.

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Chairman and Chief Executive Officer

Date: April 30, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Director and Shareholders of 58.com Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of 58.com Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and December 31, 2016, and the related consolidated statements of comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 30, 2018

We have served as the Company’s auditor since 2011, which includes periods before the Company became subject to SEC reporting requirements.

58.com Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2016 and 2017

(in thousands, except share data and per share data, unless otherwise noted)

	As of December 31
	2016	2017	2017
	RMB	RMB	US$ Note 2(c)
ASSETS
Current assets:
Cash and cash equivalents	1,200,457	1,524,982	233,385
Restricted cash-current	1,151,940	93,350	14,286
Term deposits	26,361	—	—
Short-term investments	833,480	3,437,707	526,110
Accounts receivable (net of allowance for doubtful accounts of RMB51,719 and RMB62,736 as of December 31, 2016 and 2017, respectively)	424,892	667,750	102,193
Prepayments and other current assets	426,056	657,272	100,590
Total current assets	4,063,186	6,381,061	976,564
Non-current assets:
Property and equipment, net	1,480,921	1,351,681	206,863
Intangible assets, net	1,532,228	1,309,566	200,417
Land use rights, net	3,766	3,688	564
Goodwill	15,903,677	15,864,655	2,427,941
Restricted cash-non current	—	792,000	121,208
Long-term investments	2,118,461	1,808,601	276,790
Long-term prepayments and other non-current assets	223,767	755,260	115,586
Total non-current assets	21,262,820	21,885,451	3,349,369
Total assets	25,326,006	28,266,512	4,325,933
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	1,842,720	75,000	11,478
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB199,618 and RMB171,306 as of December 31, 2016 and 2017, respectively)	611,947	624,300	95,543
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB859,956 and RMB872,148 as of December 31, 2016 and 2017, respectively)	1,845,846	2,123,755	325,021
Customer advances (including customer advances of the consolidated VIEs without recourse to the Company of RMB296,595 and RMB288,953 as of December 31, 2016 and 2017, respectively)	1,236,076	1,365,437	208,968
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB14,740 and RMB53,629 as of December 31, 2016 and 2017, respectively)	62,084	186,491	28,541
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the Company of RMB254,958 and RMB233,692 as of December 31, 2016 and 2017, respectively)	553,506	536,831	82,157
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB205,441 and RMB190,498 as of December 31, 2016 and 2017, respectively)	727,904	689,134	105,466
Total current liabilities	6,880,083	5,600,948	857,174
Non-current liabilities:
Long-term loans	150,000	777,427	118,978
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB329,611 and RMB282,603 as of December 31, 2016 and 2017, respectively)	373,810	319,219	48,854
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of RMB nil as of both December 31, 2016 and 2017)	69,937	17,376	2,659
Total non-current liabilities	593,747	1,114,022	170,491
Total liabilities	7,473,830	6,714,970	1,027,665
Commitments and contingencies (Note 27)
Mezzanine equity:
Mezzanine classified noncontrolling interests	86,457	1,736,405	265,741
Total mezzanine equity	86,457	1,736,405	265,741
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) shares authorized as of both December 31, 2016 and 2017; 289,670,997 (including 240,930,737 Class A and 48,740,260 Class B) and 293,965,131 (including 245,924,871 Class A and 48,040,260 Class B) shares issued and outstanding as of December 31, 2016 and 2017, respectively)	18	18	3
Additional paid-in capital	20,907,599	21,338,787	3,265,708
Accumulated deficit	(3,070,735)	(1,689,683)	(258,590)
Accumulated other comprehensive loss	(138,597)	(55,671)	(8,520)
Total 58.com Inc. shareholders’ equity	17,698,285	19,593,451	2,998,601
Noncontrolling interests	67,434	221,686	33,926
Total shareholders’ equity	17,765,719	19,815,137	3,032,527
Total liabilities, mezzanine equity and shareholders’ equity	25,326,006	28,266,512	4,325,933

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the Years Ended December 31, 2015, 2016 and 2017

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$ Note 2(c)
Revenues:
Membership	1,859,987	2,951,135	3,789,524	579,952
Online marketing services	2,414,906	4,363,777	5,978,491	914,954
E-commerce services	144,930	166,753	73,941	11,316
Other services	58,275	110,462	226,824	34,713
Total revenues	4,478,098	7,592,127	10,068,780	1,540,935
Cost of revenues(1)	(322,016)	(707,237)	(925,497)	(141,639)
Gross profit	4,156,082	6,884,890	9,143,283	1,399,296
Operating expenses(1):
Sales and marketing expenses	(4,316,217)	(4,941,380)	(5,212,360)	(797,704)
Research and development expenses	(760,796)	(1,107,897)	(1,368,441)	(209,427)
General and administrative expenses	(659,284)	(601,906)	(766,017)	(117,232)
Total operating expenses	(5,736,297)	(6,651,183)	(7,346,818)	(1,124,363)
Income/(loss) from operations	(1,580,215)	233,707	1,796,465	274,933
Other income/(expenses):
Interest income	26,098	24,755	49,781	7,619
Interest expense	(52,146)	(73,395)	(51,404)	(7,867)
Investment income/(loss), net	(172,728)	(145,411)	342,241	52,377
Share of results of equity investees	(717,616)	(926,740)	(687,400)	(105,200)
Gain on deconsolidation and disposal of businesses	765,072	79,581	—	—
Foreign currency exchange (loss)/ gain, net	(11,196)	(3,727)	793	121
Others, net	45,362	(12,713)	85,455	13,078
Income/(loss) before tax	(1,697,369)	(823,943)	1,535,931	235,061
Income tax benefits/(expenses)	48,786	50,980	(146,689)	(22,449)
Net income/(loss)	(1,648,583)	(772,963)	1,389,242	212,612
Add: Net loss/ (income) attributable to noncontrolling interests	80,705	4,916	(4,667)	(714)
Less: Deemed dividend to mezzanine classified noncontrolling interests	(5,762)	(15,717)	(99,507)	(15,228)
Net income/(loss) attributable to 58.com Inc.	(1,573,640)	(783,764)	1,285,068	196,670
Net income/(loss)	(1,648,583)	(772,963)	1,389,242	212,612
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(69,708)	(76,027)	82,926	12,691
Unrealized gain/(loss) on available-for-sale securities	16,919	(13,104)	—	—
Reclassification into investment loss, net of nil tax	—	2,989	—	—
Total comprehensive income/(loss)	(1,701,372)	(859,105)	1,472,168	225,303
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(6.70)	(2.73)	4.41	0.67
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	(6.70)	(2.73)	4.35	0.67
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (One ADS represents two ordinary shares)	(13.40)	(5.46)	8.82	1.35
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (One ADS represents two ordinary shares)	(13.40)	(5.46)	8.70	1.33
Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	234,811,986	286,975,068	291,475,725	291,475,725
Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	234,811,986	286,975,068	295,304,995	295,304,995

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017
	RMB	RMB	RMB	US$ Note 2(c)
Cost of revenues	760	490	3,278	502
Sales and marketing expenses	44,049	59,017	69,926	10,702
Research and development expenses	59,314	98,515	126,116	19,301
General and administrative expenses	72,482	108,553	151,249	23,147

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2015, 2016 and 2017

(in thousands, except share data and per share data, unless otherwise noted)

	Ordinary shares		Additional paid-in	Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares*	Amount	capital	deficit	income/(loss)	Interest	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2014	176,375,211	11	3,838,736	(734,810)	334	—	3,104,271
Net loss	—	—	—	(1,567,878)	—	(80,705)	(1,648,583)
Share-based compensation	—	—	174,749	—	—	1,856	176,605
Exercise of share options and restricted share units	1,657,086	—	21,583	—	—	—	21,583
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(69,708)	—	(69,708)
Unrealized gain on available-for-sale securities	—	—	—	—	16,919	—	16,919
Issuance of ordinary shares to Tencent	19,651,960	1	3,305,017	—	—	—	3,305,018
Equity consideration for acquisition of Anjuke Inc. (“Anjuke”)	4,839,372	—	577,961	—	—	—	577,961
Equity consideration for equity investment in Falcon View Technology (“Ganji”)	34,039,136	3	5,586,104	—	—	—	5,586,107
Equity consideration for step acquisition of Ganji	46,505,912	3	7,107,130	—	—	—	7,107,133
Subsequent settlement of receivables from option holders	—	—	873	—	—	—	873
Deconsolidation of 58 Daojia Inc. (“58 Home”)	—	—	—	—	—	(3,838)	(3,838)
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(5,762)	—	—	—	(5,762)
Acquisition of noncontrolling interests in subsidiaries	—	—	—	—	—	47,693	47,693
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	—	—	—	—	—	77,338	77,338
Other	—	—	(3,734)	—	—	3,734	—
Balance as of December 31, 2015	283,068,677	18	20,602,657	(2,302,688)	(52,455)	46,078	18,293,610
Net loss	—	—	—	(768,047)	—	(4,916)	(772,963)
Share-based compensation	—	—	256,153	—	—	10,422	266,575
Exercise of share options and restricted share units	6,602,320	—	20,942	—	—	—	20,942
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(76,027)	—	(76,027)
Unrealized loss on available-for-sale securities	—	—	—	—	(13,104)	—	(13,104)
Reclassification into investment loss, net of nil tax	—	—	—	—	2,989	—	2,989
Subsequent settlement of receivables from option holders	—	—	20,115	—	—	—	20,115
Deemed dividend to mezzanine classified noncontrolling interests shareholders	—	—	(15,717)	—	—	—	(15,717)
Capital injection from noncontrolling interest shareholder	—	—	198	—	—	28,037	28,235
Disposal of Mighty Talent Limited (“Mayi”)	—	—	23,251	—	—	(12,187)	11,064
Balance as of December 31, 2016	289,670,997	18	20,907,599	(3,070,735)	(138,597)	67,434	17,765,719
Net income	—	—	—	1,384,575	—	4,667	1,389,242
Share-based compensation	—	—	339,835	—	—	—	339,835
Exercise of share options and restricted share units	4,294,134	—	100,801	—	—	—	100,801
Deemed dividend to mezzanine classified noncontrolling interest shareholders	—	—	(99,507)	—	—	—	(99,507)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	82,926	—	82,926
Contribution from noncontrolling interest holders	—	—	—	—	—	164,589	164,589
Disposal of subsidiaries	—	—	87,781	—	—	(15,004)	72,777
Others	—	—	2,278	(3,523)	—	—	(1,245)
Balance as of December 31, 2017	293,965,131	18	21,338,787	(1,689,683)	(55,671)	221,686	19,815,137

* Ordinary shares include Class A ordinary shares and Class B ordinary shares, please refer to Note 23.

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2015, 2016 and 2017

(in thousands, except share data, unless otherwise noted)

	For the Year Ended December 31,
	2015	2016	2017	2017
	RMB	RMB	RMB	US$ Note 2(c)
Cash flows from operating activities:
Net income/(loss)	(1,648,583)	(772,963)	1,389,242	212,612
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation expenses	176,605	266,575	350,569	53,652
Depreciation and amortization expenses	209,144	406,827	435,627	66,669
Investment (income)/loss	230,619	(149)	(319,739)	(48,933)
Share of results of equity investees	717,616	926,740	687,400	105,200
Interest expense	52,146	73,395	51,404	7,867
Loss upon conversion of Guazi Convertible Note	—	84,177	—	—
Interest income from Guazi Convertible Note	—	(17,503)	—	—
Allowance for doubtful accounts and other current assets write-off	12,026	56,617	16,762	2,565
Compensation to noncontrolling shareholders resulting from waiver of receivables from 58 Home	77,338	—	—	—
Bargain purchase gain	(10,641)	—	—	—
Gain on deconsolidation and disposal of businesses	(765,072)	(79,581)	—	—
Impairment loss of long-term investments and other non-current assets	6,119	172,125	37,300	5,708
Loss/(income) on disposal of property and equipment	3,814	(463)	968	148
Deferred income taxes	(34,759)	(56,358)	(65,839)	(10,076)
Foreign currency exchange loss/(income), net	11,196	3,727	(793)	(121)
Changes in operating assets and liabilities, net of acquisitions and disposals:
Restricted Cash	—	—	(82,563)	(12,636)
Accounts receivable	(166,185)	(87,769)	(260,265)	(39,831)
Prepayments and other assets	(158,665)	(9,451)	(345,300)	(52,845)
Accounts payable	304,867	(38,522)	40,503	6,199
Deferred revenues	363,153	420,938	285,352	43,670
Customer advances	484,002	233,411	129,362	19,798
Salary and welfare payable	167,677	41,086	(13,897)	(2,127)
Taxes payable	4,060	(4,078)	122,653	18,771
Accrued expenses and other liabilities	162,061	269,068	238,571	36,510
Net cash provided by operating activities	198,538	1,887,849	2,697,317	412,800
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(1,261,025)	(213,116)	(121,278)	(18,561)
Cash received for disposal of property and equipment	1,423	364	499	76
Purchase of land use rights	(3,843)	—	—	—
Purchase of long-term investments	(502,764)	(168,741)	(467,385)	(71,529)
Changes in restricted cash	—	(1,148,498)	348,726	53,369
Cash paid to term deposits and other advances	(122,274)	(181,160)	(15,824)	(2,422)
Proceeds from maturity of term deposits	2,003,584	10,530	61,228	9,370
Purchase of short-term investments	(2,951,880)	(9,701,600)	(18,527,200)	(2,835,420)
Proceeds from maturity of short-term investments	4,401,792	9,120,873	15,931,400	2,438,156
Cash received for disposal of long-term investments	—	—	353,485	54,098
Cash paid for acquisition of Anjuke, net of acquisition of cash	(766,455)	(190,868)	—	—
Cash paid for equity investment in Ganji	(1,776,677)	(806,383)	—	—
Cash paid for step-acquisition of Ganji, net of acquisition of cash	(1,501,830)	(662,722)	(91,867)	(14,059)
Cash paid for acquisitions of other subsidiaries, net of acquisition of cash	(266,175)	(479)	(3,100)	(474)
Net cash received/(paid) upon deconsolidation and disposal of businesses	289,562	(6,227)	(330,248)	(50,541)
Purchase of convertible note issued by Guazi.com Inc. (“Guazi”)	(324,680)	—	—	—
Net cash used in investing activities	(2,781,242)	(3,948,027)	(2,861,564)	(437,937)
Cash flows from financing activities:
Proceeds from exercise of share options	21,390	21,131	100,866	15,437
Proceeds from short-term loans	2,457,240	2,853,303	—	—
Repayment of short-term loans	—	(2,994,038)	(1,804,498)	(276,162)
Proceeds from long-term loan	—	150,000	740,084	113,263
Proceeds from issuance of ordinary shares to Tencent	2,452,080	—	—	—
Proceeds from issuance of preference shares of a subsidiary to Tencent	—	—	1,373,558	210,211
Contribution from noncontrolling interest holders	—	28,235	164,589	25,189
Other financing payment	—	—	(3,523)	(539)
Net cash provided by financing activities	4,930,710	58,631	571,076	87,399
Effect of exchange rate changes on cash and cash equivalents	108,872	63,617	(82,304)	(12,596)
Net increase/(decrease) in cash and cash equivalents	2,456,878	(1,937,930)	324,525	49,666
Cash and cash equivalents at the beginning of the year	681,509	3,138,387	1,200,457	183,719
Cash and cash equivalents at the end of the year	3,138,387	1,200,457	1,524,982	233,385
Supplemental disclosure of cash flow information:
Income tax paid/(refund), net	(7,078)	3,541	166,800	25,527
Interest expense paid	—	74,861	66,336	10,152
Supplemental disclosure of non-cash activities:
Property and equipment in accounts payable	42,449	36,967	9,001	1,378
Deemed dividend to mezzanine classified noncontrolling interests	5,762	15,717	89,024	13,624
Equity consideration for acquisition of Anjuke	577,961	—	—	—
Equity consideration for equity investment in Ganji	5,586,107	—	—	—
Equity consideration for step acquisition of Ganji	7,107,133	—	—	—
Consideration payable for acquisition of Anjuke	188,068	—	—	—
Consideration payable for equity investment in Ganji	794,901	—	—	—
Consideration payable for step acquisition of Ganji	982,923	—	—	—
Early repayment of convertible note by issuance of ordinary share to Tencent	852,938	—	—	—
Non-cash consideration for investment in Tujia.com International (“Tujia”)	—	79,132	—	—
Non-cash consideration for disposal of Finance business	—	—	150,908	23,095

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

1.	Organization and principal activities

58.com Inc. (the “Company”), through its consolidated subsidiaries, including wholly-foreign owned enterprises (“WFOEs”), variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the operation of various multi-category online classifieds platforms and vertical listing platforms that enable local businesses and consumers to connect, share information and conduct business in the People's Republic of China (the “PRC” or “China”).

In 2017, the Company’s major consolidated subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Name	Date of incorporation and acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned and majority owned subsidiaries of the Company:
China Classified Network Corporation (“CCNC BVI”)	January 5, 2010	British Virgin Islands	100%
China Classified Information Corporation Limited (“CCIC HK”)	January 18, 2010	Hong Kong	100%
Beijing Chengshi Wanglin Information Technology Co., Ltd. (“Wanglin”)	March 8, 2010	PRC	100%
58 Tongcheng Information Technology Co., Ltd. ("58 Technology")	March 15, 2012	PRC	100%
Anjuke Inc. (“Anjuke”)	March 2, 2015	Cayman	100%
Ruiting Network Technology (Shanghai) Co., Ltd. (“Shanghai Ruiting”)	March 2, 2015	PRC	100%
58.com Holdings Inc. (“58 Holdings”)	July 11, 2014	British Virgin Islands	100%
Falcon View Technology (“Ganji”)	August 6, 2015	Cayman	100%
Beijing Yangguang Gudi Science Development Co., Ltd. (“Yangguang Gudi”)	August 6, 2015	PRC	100%
Zhuan Spirit Holdings Limited (“Zhuan Zhuan Holding”)	March 24, 2017	Cayman	73.1%
Zhuan Vision Holdings Limited (“Zhuan Vision”)	April 20, 2017	Hong Kong	73.1%
Tianjin Zhuanzhuan World Technology Co., Ltd (“Tianjin Zhuanzhuan”)	June 21, 2017	PRC	73.1%
VIEs and VIEs’ subsidiaries:
Beijing 58 Information Technology Co., Ltd. (“Beijing 58”)	December 12, 2005	PRC	100%
58 Co., Ltd.	July 28, 2011	PRC	100%
Shanghai Ruijia Information Technology Co., Ltd.	March 2, 2015	PRC	100%
Beijing 58 Auto Technology Co., Ltd. (“Beijing 58 Auto”, formerly known as Beijing Leftbrain Network Technology Co., Ltd.)	November 26, 2015	PRC	59.5%
Beijing Shanjing Kechuang Network Technology Co., Ltd. (“Shanjing Kechuang”)	August 6, 2015	PRC	100%
Beijing Zhuanzhuan Spirit Technology Co., Ltd. (“Beijing Zhuanzhuan”)	April 11, 2017	PRC	75%

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

a.	Contractual arrangements with the Group’s VIEs

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in provision of internet content and other restricted businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreements and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration date. Management concluded that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(a) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the VIEs and their Nominee Shareholders:

(i)	Contractual Arrangements with Beijing 58

The Company’s subsidiary Wanglin has entered into contractual arrangements with Beijing 58 and its shareholders described below, which are referred to as the Beijing 58 Agreements. Through the Beijing 58 Agreements, the Company exercise control over the operations of Beijing 58 and receives substantially all its economic benefits and residual returns.

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

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In 2015, 2016 and 2017, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately RMB2.6 million, RMB41.3 million and RMB0.4 million, respectively.

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

Exclusive Business Cooperation Agreement

The terms and arrangements of the exclusive business cooperation agreement between Yangguang Gudi and Shanjing Kechuang are substantially similar to those under the Beijing 58 Agreements. In 2015, Yangguang Gudi provided technical support services to Shanjing Kechuang amounting to US$2.0 million with no service fees collected. In 2016 and 2017, Yangguang Gudi did not collect any service fee payments from Shanjing Kechuang because no services were provided in these two years.

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

Loan Agreements

Beijing 58 Home and each shareholder of Tianjin 58 Home have entered into loan agreements with an aggregate amount of interest-free loans of approximately RMB100.0 million. The terms of the loan agreements are substantially similar to those under the Beijing 58 Agreements and each loan agreement expires on August 5, 2025 and can be extended with the written consent of both parties before expiration.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(iv)	Contractual Arrangements with Beijing Zhuanzhuan

Zhuan Zhuan Holding, through its PRC subsidiary, Tianjin Zhuanzhuan, has entered into contractual arrangements with Beijing Zhuanzhuan and its shareholders described below, which was referred to as the Beijing Zhuanzhuan Agreements. Through the Beijing Zhuanzhuan Agreements, Tianjin Zhuanzhuan exercises control over the operations of Beijing Zhuanzhuan and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Tianjin Zhuanzhuan and Beijing Zhuanzhuan, Tianjin Zhuanzhuan agrees to provide certain technical and business support and related consulting services to Beijing Zhuanzhuan in exchange for service fees. In addition, pursuant to the exclusive option agreements, Beijing Zhuanzhuan is prohibited from declaring and paying any dividends without Tianjin Zhuanzhuan’s prior consent and Tianjin Zhuanzhuan enjoys an irrevocable and exclusive option to purchase Beijing Zhuanzhuan shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a purchase price of RMB10 Yuan. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, Zhuan Zhuan Holding can obtain all of the income and the residual interests of Beijing Zhuanzhuan, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Beijing Zhuanzhuan from its existing shareholders. As a result of the contractual arrangements, the Group, through Zhuan Zhuan Holding, consolidate the financial results of Beijing Zhuanzhuan in the Group’s consolidated financial statements in accordance with U.S. GAAP.

Exclusive Business Cooperation Agreement

The terms and arrangements of the exclusive business cooperation agreement between Tianjin Zhuanzhuan and Beijing Zhuanzhuan are substantially similar to those under the Beijing 58 Agreements.

Powers of Attorney

Each shareholder of Beijing Zhuanzhuan has executed a power of attorney to irrevocably appoint Tianjin Zhuanzhuan as the attorney-in-fact to act on the shareholder’s behalf. The terms of the powers of attorney are substantially similar to those under the Beijing 58 Agreements.

Equity Interest Pledge Agreements

Tianjin Zhuanzhuan, Beijing Zhuanzhuan and each of the shareholders of Beijing Zhuanzhuan have entered into an equity interest pledge agreement with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements.

Exclusive Option Agreements

Tianjin Zhuanzhuan, Beijing Zhuanzhuan and each of the shareholders of Beijing Zhuanzhuan have entered into an exclusive option agreement with terms and arrangements that are substantially similar to those under the Beijing 58 Agreements. At the moment, Tianjin Zhuanzhuan cannot exercise the exclusive options to purchase the current shareholders’ equity interests in Beijing Zhuanzhuan due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services. Tianjin Zhuanzhuan may exercise the options if China opens up these industries to foreign investment.

Risks in Relation to the VIE Structure

As of December 31, 2017, the aggregate accumulated losses of VIEs and VIEs’ subsidiaries were approximately RMB1.2 billion, which has been included in the consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The following financial statement amounts and balances of the Group's VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2016 and 2017 and for the three years ended December 31, 2015, 2016 and 2017:

	As of December 31,
	2016	2017
	RMB	RMB
Cash and cash equivalents	351,860	320,493
Short-term investments	425,000	1,679,516
Accounts receivable, net	211,907	409,759
Prepayments and other current assets	141,508	477,308
Property and equipment, net	121,207	111,962
Long-term investments	149,489	193,867
Intangible assets, net and goodwill	16,052,273	15,808,421
Long-term prepayments and other non-current assets	38,047	224,671
Total assets	17,491,291	19,225,997
Accounts payable	199,618	171,306
Deferred revenues	859,956	872,148
Customer advances	296,595	288,953
Taxes payable	14,740	53,629
Salary and welfare payable	254,958	233,692
Inter-company payable	1,330,757	2,147,933
Accrued expenses and other current liabilities	205,441	190,498
Deferred tax liabilities	329,611	282,603
Total liabilities	3,491,676	4,240,822

	For the year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Revenue	1,669,685	2,459,689	4,086,645
Net income/(loss)	(853,773)	(457,054)	649,831
Net cash provided by operating activities	175,097	396,925	1,272,425
Net cash provided/(used in) by investing activities	212,875	(446,062)	(1,449,482)
Net cash provided by financing activities	—	28,235	3,485

Under the contractual arrangements with each of the VIEs and through their respective equity interest in their subsidiaries, the Group has the power to direct activities of the VIEs and the VIEs’ subsidiaries and direct the transfer of assets out of the VIEs and the VIEs’ subsidiaries. Therefore, the Group considers that there is no asset of the VIEs and the VIEs’ subsidiaries that can be used only to settle their obligations. As the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors do not have recourse to the general credit of the Company for the liabilities of the consolidated VIEs and the VIEs’ subsidiaries.

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

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s platforms;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

As of December 31, 2017, the VIEs hold the ICP license, which is necessary for the operation of the platforms and provision of value-added telecommunications services in China, and have registered 1,282 trademarks, including and , and 66 computer software copyrights. The VIEs also have 6 registered patents and applied for the registration of 244 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The VIEs’ business operations rely in part on the technologies covered by the registered patents to generate revenues. Such technologies include (1) the data verification and processing technology used to verify and process local business user information; (2) the data researching technology provided to end-users enable them to find the exact information they want in the shortest time; (3) the data publishing technology provided to consumer users or business users to help them to publish their service information more efficiently.

b.	Liquidity

The Group’s principal sources of liquidity are cash and cash equivalents, short-term investments, and cash flows generated from its operations. Cash equivalents mainly consist of time deposits with original maturities of three months or less, and highly liquid investments that are readily convertible to known amounts of cash. Short-term investments comprise investment instruments issued by commercial banks in China, with a variable interest rate indexed to performance of underlying assets and maturity dates within one year.

As of December 31, 2017, the Group had cash and cash equivalents and short-term investments of approximately RMB5.0 billion, and the Group’s working capital was RMB780.1 million. Net cash provided by the Group’s operating activities were RMB198.5 million, RMB1.9 billion and RMB2.7 billion, respectively, for the years ended December 31, 2015, 2016 and 2017.

The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. The Group has adopted Accounting Standards Update (“ASU”) No.2014-15 “Presentation of Financial Statements – Going Concern” which addresses management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures if the substantial doubt exists. Based on the Group’s operating plan without considering any mitigating plan as discussed in ASU No. 2014-15, or any guarantee by related party, the management is of the opinion that, the Group’s current cash and cash equivalents and anticipated cash flow from operations provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next twelve months from the date the consolidated financial statements for the year ended December 31, 2017 are issued. As a result, the consolidated financial statements of the Group for the year ended December 31, 2017 have been prepared on a going concern basis.

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

(c)	Functional Currency and Foreign Currency Translation

The functional currency of the Company and its subsidiaries incorporated outside of PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is Chinese Renminbi ("RMB") as determined based on ASC 830, “Foreign Currency Matters”. Effective December 31, 2016, the Group changed its reporting currency from US$ to RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the consolidated statement of changes in shareholders’ equity. For the years ended December 31, 2015 and 2016, foreign currency translation losses, net of nil tax were RMB69.7 million and RMB76.0 million, respectively. For the year ended December 31, 2017 foreign currency translation income, net of nil tax was RMB82.9 million.

Foreign currency transactions denominated in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss). Total foreign currency exchange losses were RMB11.2 million and RMB3.7 million for the years ended December 31, 2015 and 2016, respectively. Foreign currency exchange gain was RMB 0.8 million for the year ended December 31, 2017.

Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the exchange rate of RMB6.5342 per US$1.00, the middle rate on December 29, 2017, the last business day in fiscal year 2017, as published on the website of the State Administration of Foreign Exchange of the PRC. No representation is made that the RMB amounts could have been, or could be converted into U.S. dollars at such rate.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The following table sets forth a breakdown of the Group’s cash and cash equivalents by currency denomination, jurisdiction and geographical location as of December 31, 2016 and 2017:

	US$ in thousands					RMB in thousands					RMB in thousands
	USA	Hong Kong	China Non VIE	China VIE	Total	USA	Hong Kong	China Non VIE	China VIE	Total	Total translated to RMB
December 31, 2016	3	56,103	10,917	2	67,025	268	152	383,233	351,848	735,501	1,200,457
December 31, 2017	3	143,357	4,525	4	147,889	271	153	431,786	126,435	558,645	1,524,982

(e)	Restricted cash and restricted cash non-current

Cash that is legally restricted from withdrawal and pledged as collateral with commercial banks for the Group’s bank loans is reported separately on the face of the Group’s consolidated balance sheets, and is not included in the total cash and cash equivalents in the consolidated statements of cash flows. Cash that is legally restricted from withdrawal was presented as restricted cash-current amounted to RMB3.4 million and RMB86.0 million as of December 31, 2016 and 2017, respectively. Cash pledged with commercial banks for the Group’s bank loans amounted to RMB1.1 billion was presented as restricted cash-current in the Group’s consolidated balance sheets as of December 31, 2016. Cash pledged with commercial banks for the Group’s bank loans amounting to RMB7.4 million and RMB792.0 million was presented as restricted cash-current and restricted cash-noncurrent, respectively as of December 31, 2017.

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

The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income/(loss) as investment income/(loss), net. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 21 for additional information.

Variable-rate financial instruments are recorded at fair values using the discounted cash flow method based on the judgment that expected return will be obtained upon maturity. As of December 31, 2016 and 2017, the Group has short-term investments of RMB833.5 million and RMB3.4 billion, respectively.

The available-for-sale securities are reported at fair values with the unrealized gains or losses recorded as accumulated other comprehensive income or loss in equity. The Group reviews its available-for-sale securities for other-than-temporary impairment (“OTTI”) based on the specific identification method. If the cost of an investment exceeds the investment’s fair value, the Group considers quantitative and qualitative evidence including general market conditions, expected future performance of the investees, the duration and the extent to which the fair value of the investment is less than the cost, and the Group’s intent and ability to hold the investment in determining whether to record an OTTI. The Group disposed all available-for-sale securities in 2016 and recognized investment loss of RMB3.0 million upon disposal in its consolidated statement of comprehensive income/(loss) for the year ended December 31, 2016. As of December 31, 2016 and 2017, the Group has no available-for-sale securities.

(h)	Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful account. The carrying value of accounts receivable is reduced by an allowance that reflects the Group’s best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, accounts aging, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis, resulting in their inability to make payments due to the Group. An accounts receivable is written off after all collection effort has ceased. The Group recognized RMB13.7 million and RMB11.6 million allowance for doubtful accounts for the years ended December 31, 2016 and 2017, respectively.

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

The Company assesses its long-term investments accounted for under the cost method and equity method for other-than-temporary impairment by considering factors including, but not limited to, stock prices of public companies in which the Company has an equity investment, current economic and market conditions, operating performance of the companies, including current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Company will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income/(loss).

Due to the investees’ operation metrics did not meet the expectations, the Company recorded RMB6.1 million, RMB142.1 million and RMB37.3 million impairments for the cost method investments in investment income/(loss), net in its consolidated statements of comprehensive income/(loss) for the years ended December 31, 2015, 2016 and 2017, respectively. No impairment was recorded for equity method investments for the years ended December 31, 2015, 2016 and 2017.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(n)	Impairment of other long-lived assets

The carrying amounts of long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Impairment charges of other long-lived assets of RMB nil, RMB30.0 million and RMB nil were recognized for the years ended December 31, 2015, 2016 and 2017, respectively.

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

The Group’s financial instruments mainly include cash and cash equivalents, term deposits, short-term investments, accounts receivable, accounts payable, deferred revenues, customer advances, and accrued liabilities and other current liabilities. The carrying value of the Company’s short-term financial instruments approximates their fair value because of their short maturities. The Company measures certain financial assets, including the investments under the cost method and equity method on other-than-temporary basis; intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized. Please see Note 21 for additional information.

(p)	Customer advances

Customers pay in advance to purchase membership services and online marketing services. The cash proceeds received from customers are initially recorded as customer advances and then transferred to deferred revenues when they are used to purchase desired services.

(q)	Revenue recognition

The Group generates revenues primarily from membership and online marketing services. The Group sells its services through its direct sales teams, third party sales agencies and online self-serve channels. Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed or determinable, and collectability of the related fee is reasonably assured. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Effective September 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation launched the Value Added Tax Pilot Program (the “Pilot Program”) for certain industries in certain regions for transition from the imposition of PRC business tax to the imposition of value-added tax (“VAT”). On May 1, 2016, the transition was expanded to all industries in China. The Group’s revenues have been subject to VAT since it adopted the Pilot Program. To record VAT payable, the Group adopted the net presentation method, which presents the difference between the output VAT on goods sold or taxable labor services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT and related surcharges.

(i)	Membership

A membership is a basic services package mainly consisting of the following services: customer certification, display of an online storefront on the Group’s platforms, preferential listing benefits such as limited daily priority listings and higher limit for free daily listings, access to the Group’s dedicated customer service support team and online account management system. Membership revenues are recognized ratably over the contract period when membership services are provided.

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

The Group’s e-commerce services refer to services provided to the real estate developers such as sale of discount coupons with which home buyers use to buy properties at a discounted price. It might also include tours to visit the properties, on site promotion activities and other services relating to property purchases. The coupon purchased by prospective home buyers is refundable before a purchase of the specified properties prior to the expiry date of the coupon. The Group recognizes revenues when home buyers apply the discount coupon to pay for the purchase price of the specified properties from real estate developers. Cash received in advance of the purchase of specified properties is recorded as customer advances.

(iv)	Other services

Other services mainly include various off-line services provided. For the year ended December 31, 2017, revenues from other services are primarily derived from selling used goods on our used goods trading platform and providing offline recruiting services. The Group recognizes other service revenue when the related service is rendered.

(r)	Cost of revenues

Cost of revenues mainly consists of traffic acquisition cost paid to 58.com advertising union partner, costs of used goods sold on the used goods trading platform or primary real estate ecommerce revenues and offline recruitment services revenues, as well as expenses associated with the operation of platforms, such as data center bandwidth fees, depreciation and maintenance expenses for computers, servers and other equipment, short message services (“SMS”) costs, salary, bonuses, benefits and share-based compensation expense relating to web operation personnel.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(s)	Advertising expenses

Advertising costs are generally prepaid to the third parties for television, internet and outdoor advertising services. Advertising costs are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2015, 2016 and 2017, advertising expenses recognized in the consolidated statements of comprehensive income/(loss) were approximately RMB1.8 billion, RMB2.0 billion and RMB2.1 billion, respectively. Out of the total advertising expenses, the advertising expenses charged by the Group’s related party Tencent amounted to RMB152.1 million, RMB351.1 million and RMB422.3 million for the year ended December 31, 2015, 2016 and 2017, respectively.

(t)	Research and development expenses

Research and development expenses mainly consist of personnel, rent and depreciation expenses associated with the development of and enhancement to the Group’s platforms and expenses associated with research and development. The research and development expenses are expensed as incurred for all the periods presented.

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

The Group has incentive plans for the granting of share-based awards, including share options, restricted share units (“RSUs”) and restricted shares (“RSs”), to its employees and directors. Share-based compensation expenses are recognized as costs and expenses on a straight-line basis over the vesting period in the consolidated statements of comprehensive income based on the fair value of the related share-based awards on their grant date, if no performance conditions are required. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved and should not be accrued if it is not probable that the performance condition will be achieved. As a result, the Group recognizes no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

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

See Note 24 for further information regarding share-based compensation assumptions and expenses.

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

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income/(loss). The Group did not have any significant interest or penalties associated with tax positions for the year ended December 31, 2015, 2016 and 2017. The Group did not have any significant unrecognized uncertain tax positions for the year ended December 31, 2015, 2016 and 2017.

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

The Group recorded employee benefit expenses of approximately RMB338.6 million, RMB477.0 million and RMB476.3 million for the years ended December 31, 2015, 2016 and 2017, respectively.

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

For the years ended December 31, 2015, 2016 and 2017, the Group recognized government grants of approximately RMB30.0 million, RMB72.3 million and RMB81.4 million, respectively, in others, net in the consolidated statements of comprehensive income/(loss).

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

As of December 31, 2017, the Group had statutory reserves amounted to RMB266.7 million.

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

(ag)	Recently issued accounting pronouncements

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).” This guidance supersedes current guidance on revenue recognition in Topic 605, “Revenue Recognition”. In addition, there are disclosure requirements related to the nature, amount, timing, and uncertainty of revenue recognition. In August 2015, the FASB issued ASU No. 2015-14 to defer the effective date of ASU No. 2014-09 for all entities by one year. For publicly-traded business entities that follow U.S. GAAP, the deferral results in the new revenue standards’ being effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted for interim and annual periods beginning after December 15, 2016. The Group will apply the new revenue standard under the modified retrospective approach, effective January 1, 2018. The cumulative effect of initially applying the guidance will be recognized at the date of initial application. The Group is continuing to analyse each category of its revenues in accordance with ASU No. 2014-09 to determine the impact on its consolidated financial statements. Based on the current analysis, the Group does not expect the adoption of the new revenue standard to have a material adjustment recorded on January 1, 2018. The Group currently expenses its sales commissions when they are incurred. Under ASU No. 2014-09, the Group plans to adopt the practical expedient for “Contract Cost” to expense its sales commissions when incurred for all contracts with the contract terms of less than one year. Accordingly, there will not be a material impact on its accounting for sales commissions. Further, the new standard requires new disclosures about arrangements with customers, including significant judgments the company has made when using the guidance.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In January 2016, the FASB issued ASU No.2016-01 (“ASU 2016-01”), “Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities”, which amends various aspects of the recognition, measurement, presentation, and disclosure of financial instruments and simplifies the impairment assessment and enhances the disclosure requirements of equity investments. This amendment requires all equity investments to be measured at fair value, with changes in the fair value recognized through net income (other than those accounted for under equity method of accounting or those that result in consolidation of the investee). The guidance will be effective for the fiscal year beginning after December 15, 2017, including interim periods within that year. With respect to the Group’s consolidated financial statements, the most significant influence relates to the accounting treatment for its equity investments (except for those accounted for under equity method or those that result in the consolidation of the investee), and further more impacts the disclosure and presentation of financial assets and liabilities. The Group will adopt ASU 2016-01 effective January 1, 2018. For equity investments measured at fair value, the Group will recognize the changes in fair value through net income /(loss); and for equity investments that lacked readily determinable fair values, the Group will elect to use the measurement alternative defined as cost, less impairments, adjusted by observable price changes. The Group anticipated that the adoption of ASU 2016-01 will increase the volatility of its other income (expense), net, as a result of the remeasurement of its equity securities upon the occurrence of observable price changes and impairments.

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

In March 2016, the FASB issued ASU 2016-09, “Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” to simplify the accounting for employee share-based payment transactions. This standard allows the company to make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur, and is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The Group has adopted the new standard effective January 1, 2017 and expected no impact on its consolidated financial statements due to the Group elected to continue estimating the number of awards that are expected to vest.

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

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” The guidance requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this update are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The standard requires application using a retrospective transition method to each period presented. The Group does not expect the standard to have a material impact on its consolidated financial statements.

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

In May 2017, the FASB issue ASU No. 2017-09, “Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting,” which provides guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. This standard is effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period for public business entities for reporting periods for which financial statements have not yet been issued. The Group is currently evaluating the impact that the adoption of this update will have on its consolidated financial statements.

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

There was no customer whose revenue represented over 10% of total revenues in 2015, 2016 and 2017.

There was no accounts receivable from any customer over 10% of total accounts receivable as of December 31, 2016 and 2017.

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

On March 2, 2015, the Group completed the acquisition of 100% equity interest of Anjuke, a major online real estate listing platform in China which allows potential home buyers and renters to search for primary and secondary real estate. This transaction allows the Group to create China’s largest secondary and rental real estate platform by combining the Group’s housing content category with Anjuke’s platform. Total consideration for this acquisition consisted of approximately 4.8 million newly issued ordinary shares and approximately 0.2 million fully vested RSUs of the Company and RMB985.4 million (US$160.2 million) in cash.

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

The allocation of the purchase price is as follows:

	Amounts	Amortization
	RMB	Years

Net assets acquired	39,651
Amortizable intangible assets:
Domain names and trademarks	168,279	10
Technology	59,681	5
Customer relationship	14,676	2
Goodwill	1,341,760
Deferred tax liabilities	(60,659)
Total	1,563,388

Total purchase price comprised of
-Cash consideration	985,427
-Equity consideration	577,961
Total	1,563,388

The total cash consideration of RMB985.4 million (US$160.2 million) less cash acquired of RMB40.5 million (US$6.6 million) and cash consideration payable of RMB188.1 million (US$29.0 million) resulted in a net cash outlay of RMB766.5 million (US$124.6 million) at the acquisition date. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill primarily represents the expected synergies from combining the Group’s housing content category with Anjuke’s platform. The goodwill is not expected to be deductible for tax purposes. No subsequent purchase price adjustment has been made.

All the cash consideration payable has been settled as of December 31, 2016.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(b)	Investment and consolidation of Falcon View Technology (“Ganji”)

(i)	Equity investment in Ganji

On April 20, 2015, the Group acquired from Ganji’s shareholders certain number of ordinary and preference shares of Ganji which accounted for less than 50% equity stake in Ganji, the holding company of the PRC entities operating Ganji.com, a major online local services platform in China for consideration consisting approximately 34.0 million newly issued ordinary shares of the Company and RMB2.5 billion (US$412.2 million) in cash. The RMB2.5 billion (US$412.2 million) of total cash consideration less consideration payable of RMB794.9 million (US$122.4 million) resulted in a net cash outlay of RMB1.8 billion (US$289.8 million) upon the completion of the equity investment. (the “Transaction (i)”)

The investment in the ordinary shares of Ganji was accounted for as equity method investment based on the equity interest of 31.6% attributable to the acquired ordinary shares of Ganji in accordance with ASC 323. During the period from April 20, 2015 to August 6, 2015, the Group recognized its proportionate share of Ganji’s net loss, which amounted to RMB657.4 million (US$103.6 million), into the consolidated statements of comprehensive income/(loss).

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
Operating result data:
Revenues	325,525
Gross profit	295,029
Loss from operations	(2,101,364)
Net loss	(2,082,803)
Net loss attributable to Ganji’s shareholders	(2,080,336)

As of August 6, 2015
RMB
Balance sheets data:
Current assets	1,043,498
Non-current assets	1,618,241
Current liabilities	1,012,294
Non-current liabilities	392,849
Mezzanine equity	30,135
Total shareholders’ equity	1,226,461

(ii)	Investment in private equity funds which invested in Ganji

On July 31, 2015, the Company issued a convertible note to Tencent for a cash consideration of RMB2.4 billion (US$400.0 million). Subsequently, the Company committed the whole RMB2.4 billion (US$400.0 million) proceeds from this transaction, together with additional cash of RMB40.8 million (US$6.7 million) from the Company and approximately 46.5 million newly issued ordinary shares of the Company to several private equity funds (the “Equity Funds”) of which approximately 46.5 million newly issued ordinary shares and RMB1.7 billion (US$272.4 million) cash were contributed to the funds in August, 2015. These funds are dedicated to investing in businesses in China and separately managed by different investment entities, as general partners, and they are unaffiliated with each other and unaffiliated with the Company. These funds, together with Tencent, acquired all the remaining equity interests in Ganji on August 6, 2015 (the “Transaction (ii)”).  The Company also transferred an aggregate of approximately 4.4 million fully vested restricted share units of the Company and approximately RMB311.8 million (US$51.0 million) in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji.

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

The Company determined that the Put Option over Tencent’s noncontrolling interest in Ganji was considered on a combined basis and was accounted for as mezzanine classified noncontrolling interest as a whole as the noncontrolling interest can be redeemed by Tencent through exercising the Put Option. The carrying amount of the mezzanine classified noncontrolling interest initially recognized on August 6, 2015 was accreted using effective interest method to the accreted value pursuant to the Put Option agreement.

On the acquisition date of Ganji, the mezzanine classified noncontrolling interest is recognized and measured at fair value by the Company in accordance with ASC 805-20-30-1 and ASC 480-10-S99-3A and the Company’s previously held interest in Ganji (i.e. the less than 50% investment as a result of Transaction (i)) was remeasured to fair value on the same date in accordance with ASC 805-10-25-10.

By applying a market approach and an income approach, the fair value of the mezzanine classified noncontrolling interest and the fair value of the previously held equity interest in Ganji were estimated to be RMB86.5 million (US$14.1 million) and RMB7.2 billion (US$1.2 billion), respectively. These fair value measurements of the noncontrolling interest and the previously held equity interest are based on significant inputs not observable in the market, and thus represent Level 3 measurements. The Group recognized a loss of RMB224.3 million (US$35.2 million) as a result of the remeasurement of the previously held equity interest in Ganji upon completion of the step acquisition in Ganji.

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

The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. The allocation of the purchase price is as follows:

	Amounts	Amortization
	RMB	Years

Net assets acquired	78,605
Amortizable intangible assets:
Domain names and trademarks	1,435,918	9.4
Technology	148,670	4.4
Mezzanine classified noncontrolling interest	(86,507)
Goodwill	15,974,683
Deferred tax liabilities	(396,147)
Total	17,155,222
Total purchase price comprised of
-Cash consideration	2,799,890
-Equity consideration	7,107,133
-Fair value of previously held equity interests	7,248,199
Total	17,155,222

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The total cash consideration of RMB2.8 billion (US$457.6 million)less cash acquired of RMB377.0 million (US$61.6 million) and consideration payable of RMB982.9 million (US$151.4 million) resulted in a net cash outlay of RMB1.5 billion (US$244.6 million) at the acquisition date. The excess of purchase price over the fair value of assets acquired and liabilities assumed of the business acquired was recorded as goodwill. The goodwill primarily represents the expected synergies from combining the Group’s 58.com platform with Ganji’s platform and fully integrating each service category. The goodwill is not expected to be deductible for tax purposes. No subsequent purchase price adjustment has been made.

In September 2017, Tencent exercised the Put Option and sold the 0.4% interest in Ganji to the Company at the accreted value of RMB91.9 million (US$14.1 million). As a result, Ganji became a wholly owned subsidiary of the Company since then.

(c)	Other acquisitions

The Group also completed other acquisitions that will be accounted for as business acquisitions from 2015 to 2017. In the year ended December 31, 2015, 2016 and 2017, the Group paid RMB266.2 million, RMB0.5 million and RMB3.1 million, respectively, for these acquisitions.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(d)	Unaudited pro forma total revenue and net loss of the Group reflecting acquisitions made in 2015

The total revenue and net loss arising from acquisitions made in 2015 that are included in the Group’s consolidated statement of comprehensive income/(loss) for the year ended December 31, 2015 were RMB1.2 billion and RMB500.5 million, respectively.

The following summary of unaudited pro forma results of operations of the Group for the years ended December 31, 2014 and 2015 is presented using the assumption that the all the acquisitions made in 2015 were completed as of January 1, 2014. These pro forma results of the Group have been prepared for comparative purposes only and do not purport to be indicative of the results of operations which would have resulted had the acquisitions occurred as of January 1, 2014, nor is it indicative of future operating results. The pro forma adjustments are based upon available information and certain assumptions that management believes are reasonable.

	For the year ended December 31,
	2014 (unaudited)	2015 (unaudited)
	RMB	RMB
Pro forma total revenues	2,854,782	5,221,763
Pro forma net loss	(595,009)	(3,441,828)

There was no major acquisition in 2016 and 2017, therefore, no pro forma information was disclosed for the year ended December 31, 2016 and 2017, respectively.

5.	Deconsolidation of 58 Home

58 Home has been the holding company of the 58 Home business and a majority owned entity of the Company since its establishment in late 2014. The Company owned 80 million ordinary shares issued by 58 Home (“58 Home Ordinary Shares”).

In February 2015, 58 Home adopted its 2015 Share Incentive Plan (“58 Home 2015 Plan”). In February 2015, 58 Home granted 9.1 million restricted shares to the selected management members of 58 Home. In April 2015, 58 Home further granted approximately 1.9 million restricted shares to a senior management member of the Company. All of these restricted shares were fully vested on the respective grant dates. Share-based compensation expense amounted to RMB12.2 million was recognized for the period from respective grant dates to November 27, 2015 with respect to the grant of the restricted shares. These holders of restricted shares are referred to as “noncontrolling interests” of 58 Home. Other share-based awards granted by 58 Home to its employees were discussed in Note 24.

On October 12, 2015, a share subscription agreement (the “58 Home Share Subscription Agreement”) was entered into among 58 Home and certain investors whereby 58 Home agreed to issue to the investors 40.8 million Series A convertible preference shares (“58 Home Series A Preference Shares”), at a price of US$7.3529 per share, amounting to an aggregate purchase price of RMB1.9 billion (US$300.0 million). Investors of the 58 Home Series A Preference Shares included the Company who paid RMB63.9 million (US$10.0 million) for approximately 1.4 million 58 Home Series A Preference Shares and other new investors who paid RMB1.9 billion (US$290.0 million) aggregately to subscribe the remaining approximately 39.4 million 58 Home Series A Preference Shares.

Before closing of the transaction, in November 2015, pursuant to the 58 Home Share Subscription Agreement, the Company unilaterally contributed RMB640.7 million as additional paid-in capital to 58 Home by waiving RMB640.7 million receivable from 58 Home. Because the noncontrolling ordinary shareholders of 58 Home are employees of the Group, the unilateral capital contribution by the Company resulted in the increase in the noncontrolling interests of 58 Home by RMB77.3 million and the corresponding amount was recognized as employee compensation expense in the Group’s consolidated statements of comprehensive income/(loss).

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

On the date of deconsolidation, the Group derecognized the assets and liabilities, including allocated goodwill attributable to 58 Home, which amounted to RMB1.3 billion, derecognized noncontrolling interests of 58 Home and recognized the investment in 58 Home Series A Preference Shares at fair value of RMB63.9 million (US$10.0 million), the investment in 58 Home Ordinary Shares at fair value of RMB1.6 billion, and a gain on deconsolidation of 58 Home of RMB292.8 million.

Subsequent to the completion of the transaction, the Group continued to retain equity interest in 58 Home through its ownership of 80 million 58 Home Ordinary Shares, representing 87.9% ordinary share equity interest in 58 Home, and of approximately 1.4 million 58 Home Series A Preference Shares. The Company’s investment in 58 Home Ordinary Shares was accounted for as equity method investment in accordance with ASC 323. The Company has shared 87.9% of net loss of 58 Home for the period from November 27, 2015 to December 31, 2015 and recorded an investment loss of RMB59.9 million. On the other hand, the Company’s investment in the 58 Home Series A Preference Shares was accounted for as cost method investment in accordance with ASC 325-20 because the preference shares were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

In accordance with Rule 4-08(g) of Regulation S-X, the Company summarized the condensed financial information of 58 Home for the period in which it was accounted for by equity method.

	For the year ended December 31, 2016	For the year ended December 31, 2017
	RMB	RMB
Operating result data:
Total revenues	114,484	484,952
Gross profit	90,527	306,207
Loss from operations	(975,358)	(764,049)
Net loss	(1,015,209)	(769,839)

	As of December 31,
	2016	2017
	RMB	RMB
Balance sheets data:
Current assets	1,286,858	878,370
Non-current assets	118,233	1,276,431
Current liabilities	376,174	729,551
Non-current liabilities	—	31,899
Mezzanine equity	2,081,100	1,960,260
Total shareholders’ deficit	(1,052,183)	(566,909)

Intangible assets amounted to RMB304.5 million and the related deferred tax liability amounted to RMB76.1 million were recognized on the date of the deconsolidation as a result of attributing the basis difference between the Company’s initial cost of investment in 58 Home and the Company’s share of the carrying value of the net assets of 58 Home. During the years ended December 31, 2016 and 2017, the basis difference arising from the abovementioned asset and liability aggregately resulted in net increase of RMB24.4 million and RMB24.4 million, respectively in the Company’s share of 58 Home’s losses in the consolidated statement of comprehensive income/(loss).

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

On December 31, 2015, the following transactions were completed pursuant to a share purchase agreement, dated November 25, 2015, by and among the Company, the entities of Guazi and Mr. Haoyong Yang, former co-chairman of the Company’s board of directors (the “Guazi Purchaser”):

•	The Company transferred 54.4% ownership interest in Guazi to the Guazi Purchaser in return for cash proceeds of RMB324.7 million (US$50.0 million).

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

•	The Company concurrently used the proceeds of RMB324.7 million (US$50.0 million) to invest in a RMB324.7 million (US$50.0 million) non-interest bearing Guazi Convertible Note. The Guazi Convertible Note is convertible into preference shares of Guazi to be issued in Guazi’s subsequent round of financing at the same price paid by other investors.

•	The Company retained 45.6% ownership interest in Guazi by purchasing 38.8 million Series A convertible and redeemable preference shares of Guazi (the “Series A Guazi Shares”) at the par value of the shares.

The negotiation and execution of the transactions mentioned above were not dependent with the acquisition of Ganji.

As a result of the Company’s loss of control over Guazi on December 31, 2015, the Company derecognized the assets and liabilities, including allocated goodwill attributable to Guazi, which amounted to RMB180.4 million (US$27.8 million), and recognized the investment in Series A Guazi Shares at fair value of RMB348.6 million (US$53.7 million), the investment in Guazi Convertible Note at fair value of RMB307.2 million (US$47.3 million), a gain on disposal of Guazi of RMB472.2 million (US$73.2 million) on December 31, 2015.

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

In March 2016, the Company converted the entire amount of Guazi Convertible Note into 62.5 million Guazi Series B1 Shares based on a conversion price of US$0.80 per share. Upon the conversion, the Company recognized a loss of RMB84.2 million (US$12.9 million) in “others, net” in its consolidated statement of comprehensive income/(loss), which resulted from different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares, although the conversion price was the same as the issuance price paid by other Series B preference share investors of Guazi. The different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares were resulted from negotiation between the Company and various investors during Guazi Series B round of financing which commenced and completed in the first quarter of 2016.

The Guazi Series B1 Shares was measured at fair value of RMB239.5 million (US$37.1 million) on the date of conversion with the assistance of a third-party independent valuation specialist. The fair value was based on significant inputs not observable in the market, and thus represented Level 3 measurements. As of December 31, 2017, the investment in Guazi Series B1 Shares was accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price.

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

In addition to the Disposal Transaction, on June 20, 2016, the Company made additional investment in Tujia including the purchase of approximately 5.2 million Tujia Ordinary Shares and 2.3 million Tujia Series D Preference Shares by (i) paying RMB65.9 million (US$10.0 million) in cash, and (ii) providing future services with fair value of approximately RMB79.1 million (US$12.0 million) (the “Investment Transaction”).

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Upon completion of the above transactions, the Company derecognized the assets and liabilities, including allocated goodwill attributable to Mayi, amounted to RMB78.3 million (US$11.9 million). As a result of the disposal of Mayi, the Company recognized a gain on disposal of Mayi of approximately RMB79.6 million (US$12.1 million) and obtained less than 5% ownership in Tujia through its investment in an aggregate number of approximately 9.2 million Tujia Ordinary Shares and 2.3 million Tujia Series D Preference Shares. The Company's investment in Tujia Ordinary Shares was accounted for as cost method as the Company does not have ability to exercise significant influence over operating and financial policies of Tujia through the investment in Tujia Ordinary Shares and the shares do not have readily determinable fair value or quoted market price. The Company's investment in Tujia Series D Preference Shares was also accounted for as cost method because the Tujia Series D Preference Shares were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

8.	Preferred share financing of Zhuan Zhuan

Zhuan Sprit Holding Limited (“Zhuan Zhuan Holding”) is a subsidiary of the Group incorporated in the Cayman Islands. Zhuan Zhuan Holding and its subsidiaries and consolidated VIEs are principally engaged in operating an online used goods trading platform in the PRC. On April 28, 2017 (the “Zhuan Zhuan Financing Closing Date”), the Group completed a Series A preferred share financing for Zhuan Zhuan Holding by issuing Series A preferred shares of Zhuan Zhuan Holding to Tencent for a combination of cash consideration amounted to US$200.0 million and additional business resources to be provided by Tencent. The Group is considered as the primary beneficiary of Zhuan Zhuan Holding subsequent to the financing in accordance with ASC 810-10-25-44.

Pursuant to the share subscription agreement entered into between Zhuan Zhuan Holding and Tencent, Tencent has the right to require Zhuan Zhuan Holding to redeem the preferred shares that it held at its original issuance price plus 8% simple interest per annum if Zhuan Zhuan Holding does not complete a qualified IPO.

Accordingly, the Group accounted for Tencent’s noncontrolling interest in Zhuan Zhuan Holding as a mezzanine classified noncontrolling interest because the noncontrolling interest can be contingently redeemed by Tencent at a pre-determined value upon the resolution of the contingent event. The carrying amount of the mezzanine classified noncontrolling interest initially recognized was subsequently accreted using effective interest method to the accreted value pursuant to the share subscription agreement in accordance with ASR 268.

The Group accounted for the issuance of Series A preferred shares of Zhuan Zhuan Holding in exchange for the business resources from Tencent as stock-based compensation with non-employee in accordance with ASC 505-50. As Tencent’s business resources are required to be provided over a period of time but the Series A preferred shares of Zhuan Zhuan Holding granted to Tencent were fully vested and nonforfeitable on the Zhuan Zhuan Financing Closing Date, the Group recognized the prepaid expense and the corresponding portion of mezzanine classified non-controlling interest based on the fair value of the business resources on the date that the Group and Tencent entered into the share subscription agreement. The prepaid expense was subsequently amortized over the business resources providing period on a straight-line basis from the later of the date when Tencent started to provide the business resources and the Zhuan Zhuan Financing Closing Date to reflect the same manner as if the Group paid cash to a vendor in exchange for these business resources over the contractual period of time.

9.	Disposal of finance business

In the second half of 2017, the Group entered into a series of definitive agreements relating to the disposal of the finance business and the related legal entities (the “Finance Business”) to a newly established investment holding entity majority-owned by Mr. Jinbo Yao (the “Acquirer Entity”), the chief executive officer and also a principal shareholder of the Company, who in return committed to provide RMB150 million as capital contributions to the Finance Business within nine months subsequent to the disposal, of which RMB 70 million was contributed to the Finance Business in 2017. Pursuant to the definitive agreements, upon the completion of the disposal of the Finance Business, the Group holds neither legal ownership nor effective control of the Finance Business, and received a profit sharing right, with fair value of approximately RMB151 million based on discounted cash flow model, for a portion of the future pre-tax profit of the Finance Business when the Finance Business has a positive pre-tax income on a cumulative basis. As part of the disposal, in addition to the profit sharing right, (i) the Group’s original capital contribution for the Finance Business of approximately RMB286 million will be repaid to the Group from the Acquirer Entity in installments, including interest at a rate to be determined based on the market interest rate, over 3 years subsequent to the disposal date; and (ii) repayments from borrowers for automobile financing receivables that were outstanding as of the disposal date, amounting to RMB132 million, will be repaid to the Group no later than 3 years after the disposal date. The transaction was completed in October 2017.

Upon the completion of the transaction in October 2017, the legal entities of the Finance Business were assessed as VIEs and Mr. Yao is considered as the primary beneficiary of the Finance Business because Mr. Yao holds a majority equity stake in the Acquirer Entity, and hence obtains majority voting rights in the Finance Business through his equity stake, possesses the power to direct the activities of the Finance Business that would most significantly impact its economic performance, and also exposes to benefits and losses of the Finance Business. Accordingly, the Finance Business was deconsolidated from the Group. As a result of the disposal, the Group recognized a gain amounted to RMB87.8 million in the consolidated statements of changes in equity as the difference between the net carrying amount of the derecognized assets and liabilities of the Finance Business and the profit sharing right and the other receivables due from the Acquirer Entity. Although the disposal of the Finance Business is not considered as a common control transaction because Mr. Yao has a controlling interest in the Acquirer Entity but not in Group, given he is a principal shareholder of the Group, the Group recorded the gain in equity account as additional paid-in capital by Mr. Yao. The profit sharing right is treated as contingent consideration received upon disposal of the business and is recorded as a long-term asset carried at amortized cost less impairment.

Separately, the Group has also entered into an arrangement to provide certain future services to the Finance Business in exchange for further profit sharing rights. The future services will be provided on an undiscounted basis. The Group will record revenue for these services upon meeting all of the revenue recognition criteria. There was no revenue recognized under this arrangement for the year ended December 31, 2017.

The total profit sharing rights obtained by the Group, entitle the Group to a certain percentage of the future pre-tax profit of the Finance Business when the Finance Business has a positive pre-tax income on a cumulative basis. Moreover, the total profit sharing rights do not have an expiration date and the Group would be able to convert its profit sharing right with respect to Finance Business into the same percentage of Finance Business’s equity interest, subject to applicable regulatory approvals.

10.	Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2016	2017
	RMB	RMB
Accounts receivable	476,611	730,486
Allowance for doubtful accounts	(51,719)	(62,736)
Accounts receivable, net	424,892	667,750

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Movement of allowance for doubtful accounts is as follows:

	As of December 31,
	2016	2017
	RMB	RMB
Balance at beginning of year	38,214	51,719
Provisions	14,694	16,450
Reversals	(957)	(4,896)
Write-offs	(232)	(537)
Balance at end of year	51,719	62,736

11.	Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2016	2017
	RMB	RMB
Prepaid advertising fees	105,252	213,230
Employee advances	84,589	90,167
Input VAT	72,337	64,755
Rental and other deposits	52,062	73,110
Prepaid rental	32,751	22,795
Prepayment for service fees	16,577	26,039
Other consideration receivables for disposal of Finance Business (due from a related party (Note 9))	—	58,164
Prepayment for film investment	14,500	37,081
Interest receivable	2,961	15,468
Others	45,027	56,463
Total	426,056	657,272

The prepaid advertising fees represent prepayments to third parties for advertising services, mainly through television, internet and outdoor media. The advertising expenses are recognized in sales and marketing expenses subsequently, when the services are received.

12.	Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2016	2017
	RMB	RMB
Buildings	1,172,236	1,172,239
Computers and equipment	463,461	466,595
Leasehold improvements	138,463	142,827
Software	39,909	38,235
Furniture and fixtures	19,008	20,254
Motor vehicles	7,173	6,356
Total	1,840,250	1,846,506
Less: Accumulated depreciation	(359,329)	(494,825)
Net book value	1,480,921	1,351,681

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Depreciation expenses for the years ended December 31, 2015, 2016 and 2017 were RMB91.5 million, RMB175.6 million and RMB211.2 million, respectively.

13.	Intangible assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2016	2017
	RMB	RMB
Cost
Domain names and trademarks	1,642,844	1,643,080
Technology	215,065	215,065
Customer relationship	25,616	26,586
Total	1,883,525	1,884,731
Accumulated amortization
Domain names and trademarks	(259,971)	(432,630)
Technology	(72,566)	(119,274)
Customer relationship	(18,760)	(23,261)
Total	(351,297)	(575,165)
Net book value	1,532,228	1,309,566

Amortization expenses for the years ended December, 2015, 2016 and 2017 were RMB117.6 million, RMB231.1 million and RMB224.4 million, respectively. During the corresponding periods, no impairment was recognized in the consolidated statements of comprehensive income/(loss).

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
For the year ended December 31, 2017
2018	222,095
2019	219,012
2020	174,351
2021	171,977
2022	171,977
Thereafter	350,154
Total	1,309,566

14.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2016 and 2017 were as follows:

Amounts
RMB
Balance as of December 31, 2015	15,982,000
Deconsolidation and disposal of subsidiaries	(78,323)
Balance as of December 31, 2016	15,903,677
Deconsolidation and disposal of subsidiaries	(39,022)
Balance as of December 31, 2017	15,864,655

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In the annual impairment assessment of goodwill, the Company concluded that there was no impairment charge for the year ended December 31, 2017.

15.	Long-term investments

The following is a summary of long-term investments:

	As of December 31,
	2016	2017
	RMB	RMB
Cost method investments:
Investment in Guazi Shares (a)	629,508	555,324
Investee B (b)	286,672	270,510
Investee C	233,931	220,348
Investee D	138,740	130,684
Investee E (c)	—	284,524
Investment in 58 Home Series A Preference Shares (d)	69,370	65,342
Others (f)	157,578	190,297
Total cost method investments	1,515,799	1,717,029
Equity method investments:
Investment in investee F (e)	—	75,022
Investment in 58 Home Ordinary Shares (d)	594,593	8,186
Others	8,069	8,364
Total equity method investments	602,662	91,572
Total long-term investments	2,118,461	1,808,601

(a)       As a result of the disposal of Guazi in 2015, the Group retained certain interests in Guazi by investing in (i) 38.8 million Guazi Series A Shares and (ii) a RMB324.7 million (US$50.0 million) non-interest bearing Guazi Convertible Note.

The investment in Guazi Series A Shares was measured at fair value of RMB348.6 million (US$53.7 million) on the date of disposal and was subsequently accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

The investment in Guazi Convertible Note was carried at amortized cost using effective interest rate method under ASC 310. In March, 2016, the Company converted the entire amount of Guazi Convertible Note into 62.5 million Guazi Series B1 Shares based on a conversion price of US$0.80 per share. Upon the conversion, the Company recognized a loss of RMB84.2 million (US$12.9 million) which resulted from different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares, although the conversion price was the same as the issuance price paid by other Series B preference shares investors of Guazi.

The investment in Guazi Series B1 Shares was measured at fair value of RMB239.5 million (US$37.1 million) on the date of conversion and was subsequently accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

(b)       The investment in Tujia Ordinary Shares and Tujia Series D Preference Shares was measured at fair value of RMB286.7 million (US$41.3 million) on the date of investment and was subsequently accounted for under cost method. For the details, please refer to Note 7.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(c)       In 2017, the Group acquired shares of investee E for cash consideration of RMB284.5 million (US$43.5 million). Investee E is mainly engaged in the business of property management. The investment is accounted for under cost method as the shares invested by the Group were not considered as in substance common stock and the shares do not have readily determinable fair value.

(d)       As a result of the deconsolidation of 58 Home on November 27, 2015, the Group continues to retain equity interest in 58 Home through its ownership of 80.0 million 58 Home Ordinary Shares and of approximately 1.4 million 58 Home Series A Preference Shares. The Company’s investment in 58 Home Ordinary Shares was accounted for as equity method investment in accordance with ASC 323. For the year ended December 31, 2017, the Group recorded an investment loss of RMB586.4 million in share of results of equity investees in the consolidated statements of comprehensive income/(loss). The Company’s investment in 58 Home Series A Preference Shares was accounted for as cost method investment as 58 Home Series A Preference Shares were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

(e)       In 2017, the Group invested in common shares of investee F for cash consideration of RMB 99.0 million. Investee F is mainly engaged in consumer finance business . The investment is accounted for under equity method as the Group can exert significant influence on the investee. For the year ended December 31, 2017, the Group recorded loss of RMB24.0 million in share of results of equity investees in the consolidated statements of comprehensive income/(loss).

(f)        As of December 31, 2017, “Others” under cost method investment increased RMB32.7 million compared to December 31, 2016, which was mainly due to (i) in 2017, the Group acquired shares of other companies for an aggregate cash consideration of RMB70.8 million, which are accounted for under cost method as the shares invested by the Group were not considered as in-substance common stock and the shares do not have readily determinable fair value; (ii) during 2017, other cost method investment amounted to RMB37.3 million was fully impaired because the operation metrics were not performing to the expectations.

The Company continually reviews its long-term investments to determine whether a decline in fair value below the carrying value is other than temporary. The primary factors the Company considers in its determination are the length of time that the fair value of the investment is below the Company's carrying value; the financial condition, operating performance and the prospects of the equity investee; and other company specific information such as recent financing rounds. If the decline in fair value is deemed to be other than temporary, the carrying value of the equity investee is written down to fair value. An impairment charge in connection with cost method investments of RMB6.1 million, RMB142.1 million and RMB37.3 million was fully recorded in investment income/(loss), net in the consolidated statements of comprehensive income/(loss) for the years ended 2015, 2016 and 2017, respectively, because the operation metrics were not performing to the expectations. No impairment charge related to equity method investments was recorded for the years ended 2015, 2016 and 2017, respectively.

16.	Long-term prepayments and other non-current assets

The following is a summary of long-term prepayments and other non-current assets:

	As of December 31,
	2016	2017
	RMB	RMB
Long-term receivable	145,507	—
Long-term prepaid advertising fee	—	188,205
Prepayment for acquisition and investments	—	10,000
Rental deposits	28,119	27,559
Prepayment for purchase of property and equipment	1,734	1,553
Profit sharing right asset and other consideration receivables for disposal of Finance Business (due from a related party (Note 9))	—	510,908
Others	48,407	17,035
Total	223,767	755,260

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The long-term receivable for the years ended December 31, 2016 and 2017 were RMB145.5 million and RMB nil, respectively.

17.	Short-term loans

In April 2016, the Company obtained an interest-bearing loan of RMB1.8 billion (US$275.0 million) in U.S. dollar from CMB Bank, which was secured by 12.4 million Class B ordinary shares personally owned by Mr. Jinbo Yao, the chief executive officer of the Group. Based on the covenant of the loan agreement, if the aggregate fair value of the pledged shares on any trading date was less than 120% of the outstanding amount of the corresponding loan and accrued interest payable, the Company is required to pledge sufficient amount of cash or the chief executive officer of the Group can pledge additional number of shares to cover the shortfall in the fair value of the pledged shares. The Company used the proceeds from this loan to early repay the Amended Convertible Note borrowed from Tencent. In 2016, the Company repaid RMB1.1 billion (US$167.5 million) principal and RMB42.1 million (US$6.3 million) accrued interest payable of the loan borrowed from CMB Bank. On April 21, 2017, the remaining balance of the loan amounted to RMB740.1 million (US$107.5 million) was fully repaid and the shares pledged to CMB Bank have been released in May 2017.

In September and December 2016, the Company obtained interest-bearing loans amounted to RMB1.1 billion (US$157.5 million) from CMB Bank, which will be due in September and December 2017, respectively. The bank borrowings were secured by one-year term deposits amounted to RMB1.1 billion (US$165.6 million), which was classified as restricted cash in the Company’s consolidated balance sheets. In September and December 2017, the Company repaid RMB459.4 million (US$70.0 million) and RMB577.0 million (US$87.5 million) of the loans, hence the loans were fully repaid and related restricted cash was released as of December 31, 2017.

In December 2016, the Company obtained a three-year interest bearing bank loan of RMB150.0 million from Shanghai Pudong Development Bank Co., Ltd., which was secured by an office building of the Company as collateral. Pursuant to the loan repayment schedule, the principal amount will be paid in four equal installments from June 2018 to November 2019. As of December 31, 2017, RMB75.0 million of the remaining balance of the loan, which is expected to be repaid in less than one year in June and December 2018, was recorded in short-term loans in the Group’s consolidated balance sheet.

18.	Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2016	2017
	RMB	RMB
Payable for advertisement fees	458,265	447,116
Rebate payable to sales agents	92,234	135,028
Payable related to purchases of property and equipment	36,967	9,001
Others	24,481	33,155
Total	611,947	624,300

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

19.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2016	2017
	RMB	RMB
Acquisition consideration payable	307,818	102,603
Accrued office expenses	117,841	192,149
Deposits from sales agents and others	76,437	110,783
Accrued professional fees	28,396	65,331
Accrued telecom and bandwidth fees	66,519	59,292
Payable to employees related to share-based awards	2,177	58,664
Other payable to platform users and business users	90,292	55,749
Government subsidy	16,478	2,600
Others	21,946	41,963
Total	727,904	689,134

Acquisition consideration payable consists of consideration payable related to acquisitions of Anjuke, Ganji and other acquisitions. Please refer to Note 4 for details.

20.	Long-term loans

In December 2016, the Company obtained a three-year interest bearing bank loan of RMB150.0 million from Shanghai Pudong Development Bank Co., Ltd., which was secured by an office building of the Company as collateral. Pursuant to the loan repayment schedule, the principal amount will be paid in four equal installments from June 2018 to November 2019. As of December 31, 2017, the non-current portion of the remaining balance amounted to RMB75.0 million was recorded in the long-term loans in the Group’s consolidated balance sheet.

In April 2017, the Company obtained a two-year interest-bearing U.S. dollar denominated loan of US$107.5 million from CMB Bank, which will be wholly due in April 2019. The new bank borrowing was secured by a two-year term deposit amounted to RMB792.0 million, which represents the loan-to-value ratio of no more than 94% and was classified as non-current restricted cash in the Company’s consolidated balance sheets. The Company would provide more term deposits or equivalent cash to CMB Bank as a security when the loan-to-value ratio exceeds 98% due to U.S. dollar’s appreciation against RMB. As of December 31, 2017, long-term bank loans from CMB Bank amounted to RMB702.4 million (US$107.5 million) was recorded in the long-term loans in the Group’s consolidated balance sheet.

As of December 31, 2017, long-term bank loans amounted to RMB777.4 million in total.

21.	Fair value measurements

Measured on recurring basis

The Group measured its financial assets including cash equivalents, term deposits and short-term investments at fair value on a recurring basis as of December 31, 2016 and 2017. The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2016	2017
		RMB	RMB

Cash equivalents	Significant other observable inputs (Level 2)	15,955	56,137

Term deposits	Significant other observable inputs (Level 2)	26,361	—

Short-term investments:
- Variable-rate financial instruments	Significant other observable inputs (Level 2)	833,480	3,437,707

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

Short-term investments: Variable-rate financial instruments

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

Long-term investments

As of December 31, 2016 and 2017, the Group had RMB2.1 billion and RMB1.8 billion, respectively, long-term investments in equity securities of privately-held companies. Such investments are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3). Impairment charges of RMB6.1 million, RMB142.1 million and RMB37.3 million were recorded in the consolidated statements of comprehensive income/(loss) for the year ended December 31, 2015, 2016 and 2017, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

22.	Income taxes

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/(loss) from its PRC operations for the years ended December 31, 2015, 2016 and 2017.

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

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin was determined as a software enterprise in July 2014. In April 2015, Wanglin was granted a two-year EIT exemption and a 50% reduction on its taxable income for the subsequent three years effective retroactively from January 1, 2014. As a qualified software enterprise, Wanglin is entitled to two-year tax holiday in 2014 and 2015 and a three-year 50% deduction on EIT rate in the subsequent years from 2016 to 2018. Wanglin prepaid income tax of approximately RMB7.3 million in 2014 and received tax refund from local tax bureau in the second half of 2015. 58 Technology was determined as a software enterprise in December 2014. In March 2016, the local tax authority granted 58 Technology a two-year exemption followed by a three-year 50% reduction on its taxable income under the Enterprise Income Tax Law, effective retroactively from January 1, 2015. As a qualified software enterprise, 58 Technology is entitled to two-year tax holiday in 2015 and 2016 and a three-year 50% deduction on EIT rate in the subsequent years from 2017 to 2019.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). Wanglin, Beijing 58 and 58 Technology had claimed such Super Deduction in ascertaining its tax assessable profits for the years ended December 31, 2015, 2016 and 2017, respectively. In 2016 and 2017, the Group’s acquired subsidiaries Shanghai Ruiting also claimed Super Deduction in ascertaining their respective tax assessable profits.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group’s subsidiaries and VIEs had neither declared any dividend to their respective parent companies nor planned to declare or pay any dividends to the parent companies out of the accumulated undistributed earnings as of December 31, 2017.

The provisions for income tax expenses are summarized as follows:

	For the Year ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Current tax benefit/(expenses)	14,027	(5,378)	(212,528)
Deferred tax benefit	34,759	56,358	65,839
Income tax benefit/(expenses)	48,786	50,980	(146,689)

The following table sets forth reconciliation between the statutory EIT rate and the Group’s effective tax rate:

	For the Year ended December 31,
	2015	2016	2017
Statutory income tax rates:	25.0%	25.0%	25.0%
Change in valuation allowance	(14.0)%	(7.3)%	(7.5)%
Permanent book-tax differences	(15.4)%	(42.9)%	9.4%
Reversal of deferred tax liabilities	2.1%	6.9%	(3.6)%
Effect of preferential tax treatment	5.2%	24.5%	(13.7)%
Effective tax rate	2.9%	6.2%	9.6%

Deferred tax assets and liabilities

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2016	2017
	RMB	RMB
Deferred tax assets
Provision for doubtful receivables	16,451	10,997
Net operating loss carry forwards	201,258	130,212
Advertising expenses in excess of deduction limit	241,333	214,238
Total deferred tax assets	459,042	355,447
Less: Valuation allowance	(458,433)	(343,590)
Total deferred tax assets, net	609	11,857

Deferred tax liabilities
Acquired intangible assets	373,810	319,219
Total deferred tax liabilities	373,810	319,219

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In November 2015, the FASB issued ASU No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes, which simplifies the presentation of deferred income taxes by requiring deferred tax assets and liabilities to be classified as noncurrent on the balance sheet. The Group adopted this guidance during the first quarter of 2017 and retrospectively adjusted prior periods.  Accordingly, the consolidated balance sheets as of December 31, 2017 and 2016 reflect the new classification. As a result of adoption of this guidance, current deferred tax assets of RMB0.6 million in the consolidated balance sheet as of December 31, 2016 was reclassified to non-current.

Deferred tax assets of RMB11.9 million and RMB0.6 million were included in the long-term prepayments and other non-current assets of the Group’s consolidated balance sheets as of December 31, 2017 and 2016.

Deferred tax liabilities of RMB319.2 million and RMB373.8 million as of December 31, 2017 and 2016 were mainly related to the intangible assets acquired during business acquisition in 2016 as set out in Note 4.

As of December 31, 2017, the Group had net operating loss carry forwards of approximately RMB1.2 billion, which will expire during the period between December 31, 2018 and December 31, 2022. There is no expiration for the advertising expenses that were in excess of annual deduction limit and carried forward.

A valuation allowance is provided against deferred tax assets when the Group determines that it is more likely than not that some portion of or all of the deferred tax assets will not be utilized in the future. In making such determination, the Group evaluates a variety of factors including the Group’s operating history, accumulated deficit, existence of taxable temporary differences and reversal periods.

The Group has incurred net accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that most of these net accumulated operating losses and other deferred tax assets will not be utilized in the future except for RMB11.9 million deferred tax assets recognized as of December 31, 2017. Therefore, the Group had valuation allowances of RMB556.0 million, RMB458.4 million and RMB343.6 million for the deferred tax assets as of December 31, 2015, 2016 and 2017, respectively.

Movement of valuation allowance

	For the years ended December 31,
	2015	2016	2017
	RMB	RMB	RMB
Balance at beginning of the period	230,577	555,965	458,433
Provision	436,262	129,575	81,904
Current period reversal	(110,874)	(227,107)	(196,747)
Balance at the end of the period	555,965	458,433	343,590

The current period reversal of valuation allowance is primarily attributed to the utilization of net operating losses and deductible advertising expenses carried forward from prior years of certain entities that started to make profits in 2017.

As of December 31, 2017, the tax years ended December 31, 2013 through 2017 of the Company’s PRC subsidiaries and the affiliated PRC entities are subjected to examination by the PRC tax authorities.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

23.	Ordinary shares

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

On March 2, 2015, the Group completed the acquisition of 100% equity interest of Anjuke. Total consideration for this acquisition consisted of 4,839,372 newly issued ordinary shares and 248,216 fully vested RSUs of the Company and RMB985.4 million (US$160.2 million) in cash (See Note 4(a)).

On April 17, 2015, the Company entered into an investment agreement with a subsidiary of Tencent, pursuant to which Tencent purchased 15,384,616 newly issued ordinary shares of the Company for an aggregate cash consideration of RMB2.5 billion (US$400.0 million).

On April 20, 2015, the Company applied the whole RMB2.5 billion (US$400.0 million) proceeds from Tencent, together with additional cash from the Company of RMB75.0 million (US$12.2 million) and 34,039,136 newly issued ordinary shares of the Company, to acquire less than 50% equity interest in Ganji as mentioned in the “Transaction (i)” (See Note 4(b)(i)).

On August 6, 2015, the Company committed cash of RMB2.5 billion (US$406.7 million) and 46,505,912 newly issued ordinary shares of the Company, to several private equity funds of which 46,505,912 ordinary shares and RMB1.7 billion (US$272.4 million) cash were contributed to the funds in August 2015. These funds acquired the remaining equity interest in Ganji with Tencent (See Note 4(b)(ii)).

On December 11, 2015, the Company issued 4,267,344 Class A ordinary shares to Tencent to early repay RMB806.0 million (US$125.0 million) principal amount and settle the accrued interest payable of RMB47.0 million (US$7.3 million) of the Original Convertible Note.

As of December 31, 2016, 4,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares were authorized, 289,670,997 ordinary shares were issued and outstanding, of which 240,930,737 were Class A ordinary shares and 48,740,260 were Class B ordinary shares.

As of December 31, 2017, 4,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares were authorized, 293,965,131 ordinary shares were issued and outstanding, of which 245,924,871 were Class A ordinary shares and 48,040,260 were Class B ordinary shares.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

24.	Share-based compensation

58.com Share-based Awards

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

The Group adopted a share incentive plan (the “2013 Plan”) on September 26, 2013. The 2013 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group's shareholders' approval. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by the Board of Directors. According to the resolutions of the Board of Directors of the Group in April and December 2015, 2016 and 2017, the number of ordinary shares available for issuance under the 2013 Plan was increased to 22,277,223. The options and RSUs granted under the 2013 Plan were to be vested over three to five years, the majority of which shall have one fourth (1/4) vested and exercisable upon the first anniversary of the date of grant and the remaining shall vest every six months thereafter in equal installments.

As of December 31, 2017, the Group has reserved 5,249,518 ordinary shares available to be granted as share-based awards.

A summary of the Group’s share option activities under the 2010 and 2013 Plan for the years ended December 31, 2015, 2016 and 2017 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		US$	In years	US$
Outstanding as of December 31, 2014	6,788,070	4.14	7.75	112,925
Granted	1,638,600	20.72
Forfeited and expired	(279,626)	7.22
Exercised	(1,118,334)	3.10		27,785
Outstanding as of December 31, 2015	7,028,710	8.05	7.43	175,250
Granted	—
Forfeited and expired	(646,030)	17.08
Exercised	(934,880)	3.38		19,356
Outstanding as of December 31, 2016	5,447,800	7.78	6.39	43,531
Granted	—
Forfeited and expired	(99,344)	15.36
Exercised	(2,403,566)	6.29		45,141
Outstanding as of December 31, 2017	2,944,890	8.74	5.31	79,662
Exercisable as of December 31, 2017	2,239,934	5.01	4.60	68,927
Fully vested and expected to vest as of December 31, 2017	11,698,938

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The weighted average grant date fair value of options granted for the year ended December 31, 2015 was US$12.05 per share.

The following table sets forth the summary of RSUs activities for the years ended December 31, 2015, 2016 and 2017:

		Weighted
		Average	Weighted
		Remaining	Average
	Number of	Contractual	Grant Date
	RSUs	Life	Fair Value
		In years	US$
Unvested as of December 31, 2014	894,600	9.62
Granted	10,369,278		25.69
Forfeited	(527,274)
Vested	(4,963,116)
Unvested as of December 31, 2015	5,773,488	9.51
Granted	3,597,722		24.63
Forfeited	(1,077,996)
Vested	(1,243,076)
Unvested as of December 31, 2016	7,050,138	9.09
Granted	4,381,182		23.53
Forfeited	(2,104,716)
Vested	(1,890,568)
Unvested as of December 31, 2017	7,436,036	8.85
Fully vested and expected to vest as of December 31, 2017	15,532,796

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

As of December 31, 2017, there were a total of RMB1.1 billion unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2010 and 2013 Plan. The expense is expected to be recognized over a weighted average period of 3.22 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

The Group estimated the fair value of share options using the Binominal option-pricing model with the assistance from an independent valuation firm. The fair value of each option grant under the 2013 Plan was estimated on the date of grant with the following assumptions:

2015
Expected volatility	48.50%-49.00%
Risk-free interest rate (per annum)	2.67%-2.76%
Exercise multiple	2-2.8
Expected dividend yield	0.00%
Expected term (in years)	10
Expected forfeiture rate (post-vesting)	0.17%-0.25%
Fair value of the underlying shares on the date of option grants (US$)	10.93-24.85

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

58 Home Share-based Awards

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

In February 2015, 58 Home granted 9,100,000 RSs to selected management members of 58 Home. In April 2015, 58 Home further granted 1,880,000 RSs to a senior management member of the Company under the 58 Home 2015 Plan. All of these RSs were fully vested on the respective grant dates. Share-based compensation expense amounted to RMB12.2 million was recognized during the year ended December 31, 2015 with respect to the grant of the RSs. These holders of RSs are referred to as “noncontrolling interests” of 58 Home. Please see Note 5 for details.

The weighted average grant date fair value of options granted under 58 Home share-based awards for the year ended December 31, 2015 was US$0.15 per share.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The estimation methodology of each assumption was consistent with 58.com Share-based Awards as stated above.

Zhuan Zhuan Share-based Awards

In September 2017, Zhuan Zhuan Holding, a subsidiary of the Group, adopted a share incentive plan, or the Zhuan Zhuan 2017 Plan. The Zhuan Zhuan 2017 Plan permits the awards of options, restricted share units and restricted shares. Awards of share rights may be granted under Zhuan Zhuan 2017 Plan to employees and management of Zhuan Zhuan Holding and of any present or future parents or subsidiaries or variable interest entities of Zhuan Zhuan Holding. The maximum term of any share right granted under the plan is ten years from the grant date. The Zhuan Zhuan 2017 Plan will expire on September 30, 2027.

Share Option awards of Zhuan Zhuan

As of December 31, 2017, Zhuan Zhuan Holding had granted options for the purchase of certain ordinary shares to its employees and management. The options granted to the employees were to be vested over four years, one fourth (1/4) of which shall vest upon the first anniversary of the commencement date and the remaining shall vest every six months thereafter in equal installments. The options granted to management were to be vested over six years, 12.5% of which shall vest upon the second anniversary of the commencement date, 25% each shall vest on the third, fourth and fifth anniversary, respectively and the remaining 12.5% shall vest on the sixth anniversary.

For the options awarded to the employees, the vested options will not be exercisable prior to Zhuan Zhuan Holding’s completion of a qualified IPO, therefore the completion of a qualified IPO is considered to be a performance condition and no compensation expense should be recognized until it becomes probable that the performance condition can be achieved. The options granted to management are exercisable once vested. As a result, the Group had only recognized the compensation expense for the options granted to the management for the years ended December 31, 2017 and recognized no compensation expenses for the options granted to employees.

Restricted Share Units (“RSUs”) awards of Zhuan Zhuan

As of December 31, 2017, Zhuan Zhuan Holding had granted certain RSUs to the employees, for which one fourth (1/4) will become vested upon the first anniversary of the commencement date, and the remaining shall vest every six months thereafter in equal installments. The granted RSUs cannot be settled prior to Zhuan Zhuan Holding’s completion of a qualified IPO. The employees can keep holding the vested RSUs until Zhuan Zhuan Holding completes a qualified IPO or request Zhuan Zhuan Holding to redeem the vested RSUs upon the termination of their employment before they are able to be settled.

Therefore, the award is akin to a tandem award with two components: (i) a cash settled feature at the redemption value; (ii) an equity settled feature as a call option on the vested RSUs. The Group recognized component (i) of this award over the requisite service period as a liability and did not recognize the compensation for component (ii) considering it is subject to the performance condition.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Restricted Share (“RS”) Awards of Zhuan Zhuan

As of December 31, 2017, Zhuan Zhuan Holding had granted certain restricted shares to management of Zhuan Zhuan Holding. The granted restricted shares are to be vested and settled over four years in equal installments. The management has the right to request Zhuan Zhuan Holding to redeem the vested RSs or to keep holding these vested RSs upon the termination of the employment, therefore this award is akin to a tandem award with two components: (i) a cash settled feature at the redemption value; (ii) an equity settled feature as a call option on the vested RSs. The Group recognized component (i) of this award over the requisite service period as liabilities and component (ii) as equities.

The Group estimated the fair value of its share-based awards using the Binominal option-pricing model with the assistance from an independent valuation firm. The fair value of the share-based awards granted under the Zhuan Zhuan 2017 Plan was estimated on the date of grant with the following assumptions:

2017
Expected volatility	60.00%
Risk-free interest rate (per annum)	3.19%
Exercise multiple	2.0-2.8
Expected dividend yield	0.00%
Expected term (in years)	10
Expected forfeiture rate (post-vesting)	0.0%-0.1%
Fair value of the underlying shares on the date of option grants (US$)	0.261-0.9

The estimation methodology of each assumption was consistent with 58.com Share-based Awards as stated above.

During the year ended December 31, 2017, the Group recognized RMB15.7 million share-based compensation expenses for Zhuan Zhuan 2017 Plan. As of December 31, 2017, there were a total of RMB217.0 million unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement and arrangements that are subject to performance condition. The expense is expected to be recognized over a weighted average period of 3.74 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures and probability of achieving the performance condition.

The Group recognized share-based compensation expenses under 58.com Share-based Awards, 58 Home Share-based Awards and Zhuan Zhuan Holding Share-based awards in total of RMB176.6 million, RMB266.6 million and RMB350.6 million for the years ended December 31, 2015, 2016 and 2017, respectively.

25.	Contribution from noncontrolling interest holders

In 2017, the contribution from noncontrolling interest holders primarily comprised the cash of approximately RMB149.6 million received by the Group from a third-party private equity fund for the Group’s equity interest in certain non-listed companies, which were accounted for as cost method investments. As the Group is not legally obliged to repay any portion of the cash contributed by the private equity fund before disposing of the targeted investees and the disposal is solely at the Group’s discretion, the cash received is not accounted for as a liability but a form of the equity of the Group. Moreover, because the private equity fund neither have a legal claim on the Group’s net assets nor voting rights as shareholders of the Company and it only has financial interests in certain targeted investees that the Group’s subsidiaries subsequently invested in 2017, the equity received is therefore accounted for as a noncontrolling interest, which was initially recognized at fair value of the cash received and will not be subject to re-measurement.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

26.	Earnings/(loss) per share

The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the periods indicated:

	As of December 31,
	2015	2016	2017
	RMB	RMB	RMB
Numerator:
Net income/(loss)	(1,648,583)	(772,963)	1,389,242
Add: Net loss/(income) attributable to noncontrolling interests	80,705	4,916	(4,667)
Less: Deemed dividend to mezzanine classified noncontrolling interests	(5,762)	(15,717)	(99,507)
Numerator for basic and diluted net earnings/(loss) per share	(1,573,640)	(783,764)	1,285,068
Denominator:
Weighted average number of ordinary shares used in computing net earnings/(loss) per share—basic	234,811,986	286,975,068	291,475,725
Weighted average number of ordinary shares used in computing net earnings/(loss) per share—diluted	234,811,986	286,975,068	295,304,995
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(6.70)	(2.73)	4.41
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	(6.70)	(2.73)	4.35
Net earnings/(loss) per ADS attributable to ordinary shareholders-basic (1 ADS represents 2 ordinary shares)	(13.40)	(5.46)	8.82
Net earnings/(loss) per ADS attributable to ordinary shareholders -diluted (1 ADS represents 2 ordinary shares)	(13.40)	(5.46)	8.70

Basic net earnings/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net earnings/(loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Class A and Class B ordinary shares are considered the same for the purposes of EPS calculation as they have identical earnings rights and preferences. For the years ended December 31, 2015 and 2016, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share totaled 7,851,775 and 5,517,699, respectively, on a weighted average basis. For the year ended December 31, 2017, options to purchase ordinary shares included in the calculation of diluted net income per share totaled 3,829,270.

27.	Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB186.7 million, RMB222.2 million and RMB175.0 million during the years ended December 31, 2015, 2016, and 2017, respectively, and were charged to the statement of comprehensive income/(loss) when incurred.

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

The Group engaged third parties for promoting its brand image through various advertising channels, including advertising on internet search engines, platforms and other traditional off-line media. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

As of December 31, 2017, future minimum commitments under non-cancelable agreements were as follows:

	2018	2019	2020	2021	2022	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating lease commitments	182,456	106,676	73,075	54,717	15,126	42,638	474,688
Server custody and bandwidth fee commitments	50,330	29,258	-	-	-	-	79,588
Advertising commitments	5,686	-	-	-	-	-	5,686
Bank loans and accrued interest payable	101,866	786,851	-	-	-	-	888,717
Total	340,338	922,785	73,075	54,717	15,126	42,638	1,448,679

Other than those shown above, the Group did not have any significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2017.

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

28.	Subsequent events

In February 2018, the Group granted 104,236 RSUs to its employees under the 2013 Share Incentive Plan.

29.	Restricted net assets

PRC laws and regulations permit payments of dividends by the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB1.6 billion and RMB1.8 billion as of December 31, 2016 and 2017, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company's subsidiaries, the VIEs and VIEs’ subsidiaries to satisfy any obligations of the Company.

The Group performed a test on the restricted net assets of its consolidated subsidiaries, the VIEs and VIEs’ subsidiaries (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Group as of December 31, 2017.

