Form 20-F/A
period 2017-12-31
58.com Inc.
filed 2018-06-29
CIK 1525494

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐  Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

Explanatory Note

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2017 of 58.com Inc. (“58.com”), as originally filed with the U.S. Securities and Exchange Commission on April 30, 2018 (the “Original Filing”). 58.com is filing the Amendment solely to include the financial statements and related notes of 58 Daojia Inc. (“58 Home”), an unconsolidated subsidiary of 58.com incorporated in the British Virgin Islands, as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

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

The Original Filing is being amended by this Amendment to include as exhibits: (i) the 58 Home audited financial statements for the periods presented, (ii) the consent of the independent auditor of 58 Home and (iii) certifications by the Chief Executive Officer and Chief Financial Officer of 58.com. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any documents filed with or furnished to the Securities and Exchange Commission by 58.com subsequent to April 30, 2018.

TABLE OF CONTENTS

Item 19. Exhibits	1

ITEM 19.	EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
2.3	Deposit Agreement dated October 31, 2013, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-194873), initially filed with the Security and Exchange Commission on March 28, 2014).
2.4	Amended and Restated Shareholders’ Agreement dated as of August 4, 2011 among the Registrant, its ordinary shareholders and preference shareholders (incorporated herein by reference to Exhibit 4.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.1	2010 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.2	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.5	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Beijing Chengshi Wanglin Information Technology Co., Ltd. and Beijing 58 Information Technology Co., Ltd. dated October 10, 2011 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.6	English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.7	English translation of the Exclusive Option Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.8	English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated June 28, 2013 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
4.9	English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).

1

4.10	Investor Rights Agreement, dated June 30, 2014, between the Registrant, Ohio River Investment Limited, Nihao China Corporation and Jinbo Yao (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2015).
4.11	English Summary of Cooperation Agreement, dated September 25, 2014, by and between Beijing Electronics Zone Investment and Development Co., Ltd. and Beijing Chengshi Wanglin Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.12	Share Purchase Agreement, dated February 28, 2015, by and among the Registrant, Anjuke Inc. and the other parties named therein (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.13	Share Purchase Agreement, dated April 17, 2015, by and among the Registrant and certain selling shareholders of Falcon View Technology (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.14	Registration Rights Agreement, dated April 20, 2015, by and among the Registrant and parties set forth in Schedule 1 thereto (incorporated herein by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.15	Investment Agreement, dated April 17, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 99.1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on April 20, 2015).
4.16	Xiaoxiang International Technology Venture Capital LP Subscription Agreement, dated July 29, 2015, between Dream Wizard Inc. and Xiaoxiang International Technology Venture Capital LP (incorporated herein by reference to Exhibit 4.18 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.17	Goliath Internet Opportunities, L.P. Subscription Agreement, dated July 31, 2015, between Dream Wizard Inc. and Goliath Internet Opportunities, L.P. (incorporated herein by reference to Exhibit 4.19 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.18	Zero2IPO Partners I, L.P. Subscription Agreement, dated August 3, 2015, between Dream Wizard Inc. and Zero2IPO Partners I, L.P. (incorporated herein by reference to Exhibit 4.20 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.19	Bridge Loan Agreement, dated July 31, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on August 5, 2015).
4.20	Convertible Promissory Note, dated July 31, 2015, issued to Ohio River Investment Limited by the Registrant (incorporated herein by reference to Exhibit 2 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on August 5, 2015).
4.21	Amendment to Bridge Loan Agreement, dated December 11, 2015, between the Registrant and Ohio River Investment Limited (incorporated herein by reference to Exhibit 1 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on December 15, 2015).
4.22	Convertible Promissory Note, dated December 11, 2015, issued to Ohio River Investment Limited by the Registrant (incorporated herein by reference to Exhibit 2 of the Schedule 13D/A (File No. 005-87683) filed with the Securities and Exchange Commission on December 15, 2015).
4.23	Series A Preferred Shares Subscription Agreement, dated October 12, 2015, by and among the Registrant, 58 Daojia Inc. and other parties named therein (incorporated herein by reference to Exhibit 4.25 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.24	English translation of the Exclusive Business Cooperation Agreement between Beijing 58 Daojia Information Technology Co., Ltd. and Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).
4.25	English translation of the Amended and Restated Equity Interest Pledge Agreements among Beijing 58 Daojia Information Technology Co., Ltd., Tianjin 58 Daojia Home Services Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016 (incorporated herein by reference to Exhibit 4.25 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).

2

4.26	English translation of the Amended and Restated Exclusive Option Agreements among Beijing 58 Daojia Information Technology Co., Ltd., Tianjin 58 Daojia Home Services Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016 (incorporated herein by reference to Exhibit 4.26 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).
4.27	English translation of the Amended and Restated Power of Attorney issued by each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016 (incorporated herein by reference to Exhibit 4.27 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).
4.28	English translation of the Amended and Restated Loan Agreements between Beijing 58 Daojia Information Technology Co., Ltd. and each of the shareholders of Tianjin 58 Daojia Home Services Co., Ltd. dated August 5, 2015 and July 4, 2016 (incorporated herein by reference to Exhibit 4.28 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).
4.29*	English translation of the Exclusive Business Cooperation Agreement between Tianjin Zhuanzhuan World Technology Co., Ltd. and Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated June 22, 2017.
4.30*	English translation of the Equity Interest Pledge Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018.
4.31*	English translation of the Exclusive Option Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018.
4.32*	English translation of Power of Attorney issued by each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018.
4.33	English translation of Offshore Credit Agreement between China Merchants Bank., Ltd. and the Registrant dated March 30, 2016 (incorporated herein by reference to Exhibit 4.34 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).
4.34	Share Subscription Agreement, dated April 18, 2017, by and among the Registrant, Magic Heart Inc., Zhuan Spirit Holdings Limited and Tencent Mobility Limited (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).
8.1*	Principal subsidiaries of the Registrant
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the Security and Exchange Commission on September 27, 2013).
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm
15.2*	Consent of Han Kun Law Offices
15.3**	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.1
99.1**	Consolidated Financial Statements of 58 Daojia Inc. as of and for the year ended December 31, 2016 and 2017
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed or furnished with the Original Filing

**	Filed herewith

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

58.com Inc.

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Chairman and Chief Executive Officer

Date: June 29, 2018

4