Form 20-F
period 2018-12-31
58.com Inc.
filed 2019-04-19
CIK 1525494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                     to

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 296,444,579 ordinary shares, par value US$0.00001 per share, being the sum of 250,858,415 Class A ordinary shares (not including 4,509,744 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future exercise or vesting of equity incentive awards) and 45,586,164 Class B ordinary shares as of December 31, 2018.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.8632 to US$1.00, the middle rate published by the State Administration of Foreign Exchange, or SAFE, on December 28, 2018. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. Our selected data of consolidated statements of comprehensive income/(loss) and selected consolidated cash flow data presented below for the years ended December 31, 2016, 2017 and 2018 and our selected consolidated balance sheet data as of December 31, 2017 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data of consolidated statements of comprehensive income/(loss), and selected consolidated cash flow data presented below for the years ended December 31, 2014 and 2015 and our selected consolidated balance sheet data as of December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2014	2015(1)	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Data of Consolidated Statements of Comprehensive Income/(Loss):
Revenues:
Membership	857,017	1,859,987	2,951,135	3,789,524	4,399,058	640,963
Online marketing services	768,316	2,414,906	4,363,777	5,978,491	8,282,593	1,206,812
E-commerce service	—	144,930	166,753	73,941	72,596	10,578
Other revenues	2,787	58,275	110,462	226,824	383,568	55,888
Total revenues	1,628,120	4,478,098	7,592,127	10,068,780	13,137,815	1,914,241
Cost of revenues (2)	(85,081)	(322,016)	(707,237)	(925,497)	(1,437,795)	(209,493)
Gross profit	1,543,039	4,156,082	6,884,890	9,143,283	11,700,020	1,704,748
Operating expenses (2):
Sales and marketing expenses	(1,106,689)	(4,316,217)	(4,941,380)	(5,212,360)	(6,861,845)	(999,803)
Research and development expenses	(268,336)	(760,796)	(1,107,897)	(1,368,441)	(1,702,748)	(248,098)
General and administrative expenses	(126,709)	(659,284)	(601,906)	(766,017)	(748,766)	(109,099)
Total operating expenses	(1,501,734)	(5,736,297)	(6,651,183)	(7,346,818)	(9,313,359)	(1,357,000)
Income/(loss) from operations	41,305	(1,580,215)	233,707	1,796,465	2,386,661	347,748

	For the Year Ended December 31,
	2014	2015(1)	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net income/(loss)	139,433	(1,648,583)	(772,963)	1,389,242	2,129,058	310,214
Net loss/(income) attributable to noncontrolling interests	—	80,705	4,916	(4,667)	139	20
Net income/(loss) attributable to 58.com Inc.	139,433	(1,567,878)	(768,047)	1,384,575	2,129,197	310,234
Deemed dividend to mezzanine classified noncontrolling interests	—	(5,762)	(15,717)	(99,507)	(132,202)	(19,262)
Net income/(loss) attributable to 58.com Inc. ordinary shareholders	139,433	(1,573,640)	(783,764)	1,285,068	1,996,995	290,972

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Net income/(loss)	139,433	(1,648,583)	(772,963)	1,389,242	2,129,058	310,214
Foreign currency translation adjustment, net of nil tax	(3,192)	(69,708)	(76,027)	82,926	15,486	2,256
Unrealized gain/(loss) on available-for-sale securities	(6,804)	16,919	(13,104)	—	—	—
Reclassification into investment loss, net of nil tax	—	—	2,989	—	—	—
Total comprehensive income/(loss)	129,437	(1,701,372)	(859,105)	1,472,168	2,144,544	312,470
Net income/(loss) per ordinary share attributable to ordinary shareholders – basic	0.83	(6.70)	(2.73)	4.41	6.77	0.99
Net income/(loss) per ordinary share attributable to ordinary shareholders – diluted	0.80	(6.70)	(2.73)	4.35	6.66	0.97
Net income/(loss) per ADS attributable to ordinary shareholders – basic	1.65	(13.40)	(5.46)	8.82	13.54	1.97
Net income/(loss) per ADS attributable to ordinary shareholders – diluted	1.60	(13.40)	(5.46)	8.70	13.33	1.94
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	168,589,273	234,811,986	286,975,068	291,475,725	294,902,518	294,902,518
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	174,024,997	234,811,986	286,975,068	295,304,995	299,711,258	299,711,258

Notes:

(1)	For the year ended December 31, 2015, the financial statements include the results of significant business combinations and acquisitions, deconsolidation of 58 Home and Guazi, and other related significant transactions, please refer to “Item 4. Information on the Company — A. History and Development of the Company.”

(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	109	760	490	3,278	6,354	926
Sales and marketing expenses	8,579	44,049	59,017	69,926	90,919	13,247
Research and development expenses	14,772	59,314	98,515	126,116	182,410	26,578
General and administrative expenses	14,473	72,482	108,553	151,249	183,191	26,692
Total	37,933	176,605	266,575	350,569	462,874	67,443

	As of December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Data of Consolidated Balance Sheets:
Cash, cash equivalents, and term deposits	2,404,085	3,138,387	1,226,818	1,524,982	2,387,478	347,867
Restricted cash	8,041	31,436	1,151,940	885,350	812,000	118,312
Shor-term investments	1,322,601	267,650	833,480	3,437,707	4,587,610	668,436
Total assets	4,307,360	26,380,294	25,326,006	28,266,512	31,830,845	4,637,902
Deferred revenues	583,359	1,344,563	1,845,846	2,123,755	2,348,333	342,163
Customer advances	220,182	981,429	1,236,076	1,365,437	1,465,169	213,482
Total liabilities	1,203,089	7,989,037	7,473,830	6,714,970	7,569,685	1,102,938
Total mezzanine equity	—	97,647	86,457	1,736,405	1,944,397	283,308
Total shareholders’ equity	3,104,271	18,293,610	17,765,719	19,815,137	22,316,763	3,251,656
Number of ordinary shares outstanding	176,375,211	283,068,677	289,670,997	293,965,131	296,444,579	296,444,579

	For the Year Ended December 31,
	2014	2015	2016	2017	2018
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Data of Consolidated Statements of Cash Flows:
Net cash provided by operating activities	606,717	198,538	1,887,849	2,779,880	3,799,581	553,616
Cash used in purchase of property and equipment and intangible assets	(199,631)	(1,261,025)	(213,116)	(121,278)	(183,679)	(26,763)
Cash paid for business acquisitions of Anjuke and Ganji, net of acquisition of cash	—	(4,044,962)	(1,659,973)	(91,867)	—	—
Net cash used in investing activities	(1,884,031)	(2,781,242)	(2,799,529)	(3,210,290)	(3,086,965)	(449,785)
Net cash provided by financing activities	1,584,885	4,930,710	58,631	571,076	46,920	6,836

Change in Reporting Currency

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

The online marketing services and mobile services industries may be affected by economic downturns. Thus, our business and prospects may be affected by the macroeconomic environment in China. A prolonged slowdown in the Chinese economy may lead to a reduced amount of activities on our platforms, which could materially and adversely affect our business, financial condition and results of operations. In addition, our products and services may be viewed as discretionary by our users, who may choose to discontinue or reduce spending on such products and services during an economic downturn. In a slower economy, businesses might scale back their recruitment budget or even their total size of employees, which will negatively impact the performance of our jobs vertical. In such an event, our ability to retain existing paying members and customers, and recruiting new paying members and customers and encouraging them to spend more on our services will be adversely affected, which would in turn negatively impact our business and results of operations.

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

Our real estate vertical is susceptible to fluctuations in China’s real estate industry. Demand for private residential real estate in China has grown rapidly in recent years but such growth is often coupled with volatility and fluctuations in real estate transaction volume and prices. Fluctuations of supply and demand in China’s real estate industry are caused by economic, social, political and other factors. Over the years, governments at both national and local levels have announced and implemented various policies and measures aimed to regulate the real estate market, during certain period to stimulate further development and more purchase of residential real estate units and during other period to restrict these activities from growing too rapidly. These measures can affect real estate buyers’ eligibility to purchase additional units, their down payment requirements and financing, as well as availability of land to developers and their ability to obtain financing. These measures have affected and continue to affect the conditions of China’s real estate market and cause fluctuations especially in real estate pricing and transaction volume, which will impact our real estates’ customers’ commission revenues and their marketing spending. To the extent fluctuations in China’s real estate industry adversely affect spending on real estate marketing, the results of operations and financial performance of our real estate vertical may be materially and adversely affected.

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

We believe that our competitiveness depends upon many factors both within and beyond our control, including our ability to increase our brand recognition and continue to develop user loyalty, our ability to keep up with the technological developments and users’ changing demands and our ability to raise sufficient capital to sustain and expand our business. For example, we may have to increase our sales and marketing expenses from time to time to promote our brand, especially when the competition is intense. Some of our current and potential competitors may have greater financial, marketing, user traffic and other resources than we have. In addition, local content providers may be acquired by, receive investments from or enter into strategic relationships with larger, well-established and well-financed companies or investors. Certain of our competitors may be able to devote greater resources to marketing and promotional campaigns and devote substantially more resources to website and system development than us. Online user acquisition cost and cost of hiring and retaining good talent might continue to increase due to the supply and demand of user and talent pool in China. Increased competition may reduce our market share and require us to increase our marketing and promotion efforts, which could negatively affect our operating margins or force us to incur losses. There can be no assurance that we will be able to compete successfully against current and future competitors or maintain our leading position or level of user traffic in the online marketing services market in China, and competitive pressures may have a material adverse effect on our business, prospects, financial condition and results of operations.

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

The success of our business depends on our ability to attract and retain business users that provide information on our online platforms to consumers and pay for our membership and online marketing services. If we are unable to grow and maintain a healthy ecosystem of business users, our users may find our online platforms to be less useful than expected and may not continue to use our online platforms. This in turn may affect our ability to attract new business users and convince existing business users to renew their paid memberships or increase their level of spending on our services. Our membership contracts primarily have terms ranging from one month to one year. A significant portion of our subscription-based paying members are small and medium-sized local businesses who fail to renew their membership contracts upon expiration for a number of reasons, including reasons beyond our control such as discontinuation of their business. There is no assurance that we could successfully drive the increase in subscription-based paying members using our platforms going forward. The competitive landscape for such local business users changes quickly and they may have only temporary or occasional recruiting or marketing needs. In addition, our efforts to provide greater incentives for our existing subscription-based paying members to use our online marketing services, including marketing activities to highlight the value of differentiated subscription-based paying members-only services, may not be successful. Our customers may terminate their memberships or other spending on our online marketing services because we no longer serve their needs or because their demands can be better fulfilled by our competitors or other service providers. Our ability to maintain or grow our membership base may also be affected by changes in China’s macro economy. For example, largely due to unfavorable real estate policies, memberships in the real estate vertical suffered a negative impact, resulting in a slower growth in our paying membership accounts in 2017 and 2018, as compared with the previous years. Furthermore, we have used our own sales teams to replace third-party sales agencies in selected industry verticals and may continue to do so. As a result of this transition, we may lose subscription-based paying members who have established relationships with the third-party agencies or who are not satisfied with the performance of our own teams. We have also encouraged customers to purchase, pay for membership and online marketing services and resolve their issues they come across when using our services through self-serve online interfaces instead of interacting with our sales and customer service teams in person or over the phone. Decisions by our customers not to renew their memberships or not to use our online marketing services as a result of these initiatives could reduce our revenues, as well as cause us to incur additional cost in attracting new subscription-based paying members and other customers. A significant increase in local subscription-based business users’ attrition or decrease in local business users’ spending on our services would have an adverse effect on our business, financial condition and results of operations.

If we fail to keep up with the technological developments and users’ changing requirements or to successfully capture and retain a significant portion of the growing number of users that access online marketing services, we may be unable to meet our growth expectations and our results of operation may be adversely affected.

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

We currently depend on the continued services and performance of the key members of our management team, in particular Mr. Jinbo Yao, our chairman and chief executive officer. Mr. Yao is our founder and his leadership has played an integral role in our growth. Our future success depends substantially on the continued efforts of our executive officers and key employees. If one or more of our executive officers or key employees were unable or unwilling to continue their service, we might not be able to replace them in a timely manner, or at all, and our business may be severely disrupted, our financial conditions and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain personnel. If any of our executive officers or key employees joins a competitor or forms a competing company, we may lose users, know-how and key professionals and staff members. Each of our executive officers and key employees has entered into an employment agreement and a confidentiality and non-competition agreement with us. However, if any dispute arises between our executive officers and key employees, on one hand, and us on the other, we cannot assure you that we would be able to enforce these non-compete provisions in China, where these executive officers reside, in light of uncertainties with the PRC legal system. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

We have invested significantly in marketing to promote public awareness of our platforms, enhance our brand recognition and drive user growth, including incurring RMB2.0 billion, RMB2.1 billion and RMB3.3 billion in advertising expenses in 2016, 2017 and 2018, respectively. Such advertising expenses represented 41.3%, 40.0% and 48.2% of our total sales and marketing expenses and 26.9%, 20.7% and 25.2% of our revenues in the corresponding periods. Our marketing activities may not be well received by users and may not attract the additional traffic that we anticipated. The evolving marketing approaches and tools require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. However, tracking the return on investment of online and offline advertising and user acquisition expenses requires complex data tracking technology, involves certain assumption and estimate in the calculation and is typically retrospective with historic data. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

Any damage to our reputation and brands or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our major brands include 58.com, Ganji, Anjuke, Zhuan Zhuan and 58 Town. We believe that the market recognition and reputation of our brands have significantly contributed to the success of our business. Maintaining and enhancing our brands is critical to our success and ability to compete. Many factors, some of which are beyond our control, may negatively impact our brand and reputation, such as:

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

Although all of our paying users and a growing number of registered users go through certain verification procedures, fraudulent transactions and sale of counterfeit or pirated, as well as faulty or defective, items through our online platforms have occurred in the past and may occur in the future. In the past, Chinese media reported some incidents of consumers having unpleasant experiences with services on our platform or offline experiences with service providers selected from our online platform and accused us of failure to safeguard consumer rights on our platforms. Even though we have been increasing investment and capability in improving the platform information quality and enhancing the standards of services provided offline, these incidents and any similar incidents or true or untrue claims of such incidents could continue to happen and harm our reputation, impair our ability to attract and retain users and grow our base of paying customers. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to develop our user loyalty and increase positive awareness of our platforms, our results of operations may be materially and adversely affected.

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

We typically generate more revenues from big cities than from smaller ones. In particular, we derive a significant portion of our revenues from five of China’s major cities: Beijing, Shanghai, Shenzhen, Guangzhou and Chengdu. Even though revenues from five major cities as a percentage of the total revenues have been decreasing, we expect these five cities to continue to be important sources of revenues in all of our content categories. If any of these major cities experience events that negatively impact the internet industry, such as a serious economic downturn or contraction, a natural disaster, slower economic growth or adverse governmental policies, demand for our services and our revenues and profitability could be materially reduced. Any of these cities may experience decreases in demand for services related to specific content categories on our platforms, such as real estate or automotive, due to local policies, regulations or economic conditions. In addition, if a competitor, including a local competitor whose business focuses on one of these cities, were to gain significant market share in any of these cities, our revenues may be materially and adversely affected.

If internet search engines’ ranking methodologies are modified or our search result page rankings decline for other reasons, our user traffic could decrease.

Even though mobile apps have accounted for an increasing portion of our overall traffic, we still depend in part on various internet companies to direct traffic to our platforms on PC and mobile browser websites. Our ability to maintain the number of visitors directed to our platforms is not entirely within our control. Our competitors’ search engine optimization efforts may result in their platforms receiving a higher search result page ranking than ours, or internet companies could revise their methodologies in an attempt to improve their search results, which could adversely affect the placement of our search result page ranking. If internet companies modify their search algorithms in ways that are detrimental to our user growth or in ways that make it harder for our users to find our platforms, or if our competitors’ search engine optimization efforts are more successful than ours, our overall growth in user traffic could slow down or decrease, and we could lose existing users. Our platforms have experienced fluctuations in search result rankings in the past, and we anticipate similar fluctuations in the future. Any reduction in the number of users directed to our platforms would harm our business and results of operations.

The proper functioning of our platforms, network infrastructure and information technology systems is essential to our business, and any failure to maintain the satisfactory performance, security and integrity of our systems will materially and adversely impair our ability to provide services and affect our business, reputation, financial condition and results of operations.

The proper functioning of our platforms is essential to our business. Specifically, the satisfactory performance, reliability and availability of our platforms and mobile apps, our transaction-processing systems and our network infrastructure are critical to our success and our ability to attract and retain users and provide adequate services. Our revenues depend on the user traffic on our platforms and the volume of activities that traffic creates.

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

These and other events in the past occasionally led to and may in the future lead to interruptions, decreases in connection speed, degradation of our services or the permanent loss of user data and uploaded content. Any system interruptions caused by telecommunications failures, computer viruses, or hacking or other attempts to harm our systems that result in the unavailability of our platforms and mobile apps or reduced performance would reduce the attractiveness of the services offered on our online platforms. If we experience frequent or persistent service disruptions, whether caused by failures of our own systems or those of third-party service providers, our reputation or relationships with our users may be damaged and our users may switch to our competitors, which may have a material adverse effect on our business, financial condition and results of operations.

Our operations depend on the performance of the internet infrastructure, the fixed telecommunications networks and certain cloud service providers in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers and cloud service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the PRC internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers or cloud service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure or those of third-party telecommunication or cloud service providers to keep up with the increasing traffic on our platforms. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

In addition, we have no control over the costs of the services provided by telecommunication or cloud service providers. If the prices we pay for those services rise significantly, our results of operations may be materially and adversely affected. Furthermore, if internet access fees or other charges to internet users increase, our user traffic may decline and our business may be harmed.

We rely on WeChat and other third-party payment service providers to conduct payment processing and escrow services on our platforms. If those services are limited, restricted, curtailed or degraded in any way or become unavailable to us or our users for any reason, our business may be materially and adversely affected.

Our users make payments through a variety of methods, including payment through our third-party online payment service partners, such as WeChat. For example, the C2C payment solution for Zhuan Zhuan is a WeChat payment-based escrow payment process co-developed by 58 and Tencent. This is a convenient and secure payment method with an escrow payment process and is critical to our platforms like Zhuan Zhuan. These services are critical to our platforms like Zhuan Zhuan. We rely on the convenience and ease of use that WeChat provides to our users. If the quality, utility, convenience or attractiveness of WeChat's services declines for any reason, the attractiveness of our platforms could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

•	dissatisfaction with these online payment services or decreased use of their services by users and merchants;

•	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;

•	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;

•	breach of users’ personal information and concerns over the use and security of information collected from buyers;

•	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;

•	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and

•	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

In addition, certain commercial banks in China impose limits on the amounts that may be transferred by automated payment from customers' bank accounts to their linked accounts with third-party payment services. Although we believe the impact of these restrictions has not been and will not be significant in terms of the overall volume of payments processed for our China retail platforms, and automated payment services linked to bank accounts represent only one of many payment mechanisms that consumers may use to settle transactions, we cannot predict whether these and any additional restrictions that could be put in place would have a material adverse effect on our platforms.

In addition, we cannot assure you that we will be successful to enter into and maintain amicable relationships with online payment service providers. Identifying, negotiating and maintaining relationships with these providers require significant time and resources. They could choose to terminate their relationships with us or propose terms that we cannot accept. In addition, these service providers may not perform as expected under our agreements with them, and we may have disagreements or disputes with such payment service providers, any of which could adversely affect our brand and reputation as well as our business operations.

We may be subject to liability for placing advertisements with content that is deemed inappropriate or misleading.

In July 2016, the State Administration for Industry and Commerce of the People’s Republic of China (currently known as State Administration for Market Regulation, or the SAMR), promulgated the Interim Administrative Measures for Internet Advertisements, or the Interim Measures, which became effective on September 1, 2016. The Interim Measures provide for, among other things, a more detailed definition of online advertising and the obligations and liabilities of online adverting operators and distributors. Certain parts of our business which were not specified as forms of advertising under previous regulations, such as priority listing in the yellow page business may now be deemed as online advertising business under the Interim Measures and subject to the Interim Measures and other PRC advertising laws and regulations.

The PRC advertising laws and regulations, including the Interim Measures, prohibit advertising operators and distributors from producing, distributing or publishing any advertisement with content that violates PRC laws and regulations, impairs the national dignity of the PRC, involves designs of the PRC national flag, national emblem or national anthem or the music of the national anthem, is considered reactionary, obscene, superstitious or absurd, is fraudulent, or disparages similar products. We, as a platform for online classifieds and listings, have higher obligations with respect to the advertisements placed on our platforms than to other information posted on our platforms. For example, under the Interim Measures, internet advertisement shall be labeled visibly and distinguishably as “advertisement” for identification by the consumers. We are obligated to monitor the advertising content and examine the supporting documents for advertisements provided by advertisers to ensure that the content is accurate and in compliance with applicable law. In addition, where a special government review is required for specific categories of advertisements before posting, we are obligated to confirm that such review has been performed and approval, if required, has been obtained. We are also required to employ personnel familiar with the advertising laws to review advertisements or set up a special Internet advertisement review department. We have adopted policies and procedures and have provided training to our content review team to ensure our compliance with these new measures. However, PRC advertising laws and regulations do not provide clear guidance on the content standards. If we are found in violation of these regulations, we will be subject to penalties such as fines and confiscation of advertising income. We may also be ordered to cease dissemination of the advertisements. In circumstances involving serious violations, the SAMR or its local branches has the authority to suspend the violators’ advertising business or revoke the violators’ business licenses. Furthermore, we may be subject to claims by consumers misled by advertisements placed on our platforms.

We may be held liable to third parties for information or content displayed on, retrieved from or linked to our platforms, which could harm our reputation and business.

Our online marketing services enable users to post local business or service information, generate content, market products and services, conduct business and engage in various other online activities. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted on our platforms, generated by our users, or delivered or shared hypertext links to third-party platforms, or video or image services, if appropriate licenses and/or third-party consents have not been obtained. Third-parties have sought, and they may in the future seek to assert claims against us alleging unfair competition or violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources.

We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright or personal rights infringement. In such cases, we investigate the claims and remove any uploads that appear to infringe the rights of a third-party after our reasonable investigation and determination. Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our platforms. Pursuant to the user agreement, a user makes certain representations and warranties relating to the user generated content on our platforms. See “Item 4. Information on the Company — B. Business Overview — Content Management and Monitoring.” However, we have been and in the future may be subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our platforms. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to the enforcement mechanism of PRC legal system, which may not be effective. Our data security team also screens our platforms to eliminate content that we believe may infringe copyrights. Although our internal policy, terms of our user agreements and the screening system are designed to help limit the occurrences and impact of infringing activities, they may not be effective in eliminating such occurrences or dissemination of infringing materials on our platforms.

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

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our products and services, and negatively impact our business.

Concerns about the collection, use, disclosure or security of personal information or other privacy-related matters, even if unfounded, could damage our reputation, cause us to lose users and customers and adversely affect our operating results. While we strive to comply with applicable data protection laws and regulations, as well as our own posted privacy policies and other obligations we may have with respect to privacy and data protection, the failure or perceived failure to comply may result, and in some cases has resulted, in inquiries and other proceedings or actions against us by government agencies or others, as well as negative publicity and damage to our reputation and brand, each of which could cause us to lose users and customers, which could have an adverse effect on our business.

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-parties’ access to user privacy and user data, and we expend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our user data may still be misused by third-parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure” and the security protection obligations of the operators of the “critical information infrastructure.” In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, present increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. Since the GDPR only came into effect recently, the potential risks associated with non-compliance therewith are uniquely difficult to predict. Other jurisdictions may have similar prohibitions. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

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

From time to time, third parties have misappropriated our data through website scraping, robots or other means and aggregated this data on their websites. In addition, “copycat” websites have misappropriated data on our platforms and attempted to imitate our brand or the functionality of our platforms. We have been increasing our investment and research in our technology to detect such behavior. When we have become aware of such websites, we have taken measures to halt such conduct. However, we may not be able to detect all such websites in a timely manner and the measures we take may be insufficient to stop their conduct. In those cases, our available remedies may not be adequate to protect us against such websites. Regardless of whether we can successfully enforce our rights against these websites, any measures that we may take could require us to expend significant financial or other resources.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, partners and others to protect our proprietary rights. As of March 31, 2019, we and our consolidated variable interest entities had registered 40 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 1,455 trademarks in China, excluding those relating to 58 Home. However, trademarks may also be invalidated, circumvented or challenged. For example, under PRC law, certain graphics may not be registered as a trademark and if a registered trademark is found to violate such prohibition, the relevant authority can invalidate the trademark; third parties may challenge such registered trademarks and apply to the authority for invalidation. In addition, if a registered trademark is identical or similar to a well-known trademark or prejudices the existing right obtained by others, it may be invalidated by the relevant authority upon request by the right holder. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

Since our IPO in October 2013, we have made a number of acquisitions and investments, two of which are most significant in value. In March 2015, we acquired Anjuke, a major online real estate listing platform in China, through the purchase of a 100% equity interests in Anjuke Inc., a company incorporated under the laws of the Cayman Islands, for 4.8 million newly issued Class A ordinary shares of our company and US$160.2 million in cash. We also issued 0.2 million fully vested restricted share units of our company to former Anjuke employees as part of the share consideration.

In September 2017, Ganji, another major online classifieds platform in China, became our wholly owned subsidiary through a series of transactions. In April 2015, we acquired less than 50% equity stake in Ganji, for 34.0 million newly issued Class A ordinary shares of our company and US$412.2 million in cash. Concurrently with this acquisition, we issued 15.4 million Class A ordinary shares to Tencent for US$400.0 million. Later in 2015, we committed an aggregate of 46.5 million newly issued ordinary shares and US$406.7 million in cash to several private equity funds as a limited partner. These funds, together with Tencent, acquired all the remaining equity interests in Ganji in August 2015. Since August 6, 2015, we started to consolidate the financial results of Ganji in accordance with U.S. GAAP on the basis of our equity stake in Ganji as well as our controlling financial interests under the voting interest model over these funds. We also transferred an aggregate of 4.4 million fully vested restricted share units of our company and approximately US$51.0 million in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji. In September 2017, these funds distributed all their equity interests in Ganji to their respective limited partners, and we acquired those equity interests as well as the remaining equity interests in Ganji held by Tencent.

The addition of Anjuke has strengthened our market position in the online secondary property sales markets and has allowed us to enter the primary home sales market. The acquisition of Ganji and our subsequent business cooperation and integration have allowed us to increase our market share in the job, real estate, yellow page local services, used car and used goods categories and better control marketing costs and expenses. The integration of Ganji and Anjuke has largely been completed and we gradually realized more synergies. However, Anjuke and Ganji continue to be separate consumer-facing platforms and have their own respective user bases and paying business user networks that might not overlap much with those of 58, even though the paying user related services have been integrated or being integrated in most content categories. We might experience unexpected loss of users and customers from the integration after our acquisition or investment. These acquisitions and investments expose us to potential risks, including risks associated with unforeseen or hidden liabilities, diversion of management attention and resources from our existing business and inability to generate sufficient revenues to offset the costs and expenses of the acquisition or investment.

Other than Anjuke and Ganji, we have made various other acquisitions and investments since our IPO in 2013. For example, in June 2018, we acquired a minority stake of approximately 8.3% in 5I5J Holding Group Co., Ltd., or 5I5J, a major secondary and rental brokerage company in China, for a consideration of approximately RMB1.1 billion in cash. If we fail to integrate these acquired businesses or the companies in which we invested fail to grow as we expect or continue to generate losses, we may experience losses in our acquisitions and investments.

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

Furthermore, the legal requirements on acquisitions by us and our PRC subsidiaries are different from acquisitions by our consolidated variable interest entities. Most importantly, if we or our PRC subsidiaries acquire any domestic companies in China, such acquisition will be subject to PRC laws and regulations on foreign investment. We and our PRC subsidiaries are restricted or prohibited from directly acquiring interests in companies in certain industries under PRC laws and regulations. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Value-Added Telecommunication Services.” Our consolidated variable interest entities are not subject to PRC laws and regulations on foreign investment and may acquire PRC companies operating in industries where foreign investments are restricted or prohibited. However, there are uncertainties with respect to the interpretation and application of PRC laws and regulations regarding indirect foreign investments in such industries. See “— Risks Related to Our Corporate Structure and Restrictions on Our Industry — Substantial uncertainties and restrictions exist with respect to the interpretation and application of PRC laws and regulations relating to online commerce and the distribution of internet content in China. If the PRC government finds that the structure we have adopted for our business operations does not comply with PRC laws and regulations, we could be subject to severe penalties, including the shutting down of our platforms.”

On December 31, 2015, we divested our controlling ownership stake in Che Hao Duo (formerly known as Guazi), a subsidiary that operated our C2C used car trading platform, to Mr. Mark Haoyong Yang, ex-founder and ex-CEO of Ganji and co-chairman of our board of directors at the time. We had a 45.6% stake in Guazi immediately after the spin-off, and have deconsolidated the financial results of Guazi from ours in accordance with U.S. GAAP since then. As a result of this transaction, we reduced the pressure on our cash flows and profitability, and were able to better focus on our core classifieds business. In addition, we expected that a more independent Che Hao Duo would grow its business faster with support from new investors. They have conducted several rounds of private equity financing since December 2015. As of December 31, 2018, we held approximately 19.1% equity interests in Che Hao Duo on fully diluted basis. On February 28, 2019, we entered into a definitive agreement to sell certain percentage of our equity stake in Che Hao Duo, to a third-party investor for a total purchase price of US$713.6 million. The completion of the transaction is subject to certain closing conditions. Following the closing of the transaction, we will continue to hold approximately 8.0% equity interests in Che Hao Duo. As of the date of this report, the transaction has not yet been fully completed yet. We have received US$90 million as part of the cash consideration.

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

We incurred losses in 2015 and 2016, but made profits in 2017 and 2018. Our loss in 2015 was attributable to increased competition and the fact that we had new initiatives such as 58 Daojia Inc., or 58 Home, a mobile-based closed-loop transactional platform for home services, and Guazi.com Inc., or Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, that were still in early stages of development. We have ceased consolidating 58 Home’s financial results in our consolidated financial statements since its completion of Series A equity financing round on November 27, 2015, and we divested Guazi on December 31, 2015. However, as we account for 58 Home as our equity investee, we share our portion of its income or loss. We may also decide to provide additional capital to support our incubated businesses. In 2016, our net loss primarily resulted from our share of 58 Home’s loss.

Our future profitability may also be significantly impacted by the success of our recent and new service and product offerings, such as our new mobile apps. If competition in these new services intensifies in China, we may choose to invest heavily to gain or protect market share, which may adversely affect our profitability. We expect that we will continue to incur marketing and sales, research and development and other expenses to launch new services and grow our user base, which may affect our profitability and operating cash flow in the future. For example, we launched a new mobile app, Zhuan Zhuan (转转), which targets the C2C used goods market in 2015. We also launched 58 Town (58 同镇), a rural version of 58 targeting the rural population in 2017. We have invested, and may continue to invest, in the marketing of Zhuan Zhuan, 58 Town and our other new service and product offerings. Our results of operations will be adversely affected if our new product initiatives including Zhuan Zhuan, 58 Town and other services fail to generate sufficient revenue to recoup our investment and expenses.

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

As of December 31, 2018, we had cash and cash equivalents and short-term investments totaling RMB7.0 billion. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities and continuing to gain support from outside sources of financing. We can adjust the pace of our operation expansion and control our operating expenses. Although we believe that we have sufficient funds to meet our working capital requirements and debt obligations in the ordinary course of business for the next 12 months from the date of this annual report, we may require additional cash resources due to changed business conditions or other future developments, including to make any investments or acquisitions we may decide to pursue or to pay down loans from financial institutions. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. For example, in June 2014 and April 2015, we issued 36.8 million ordinary shares at the equivalent of US$20.00 per ordinary share and 15.4 million ordinary shares at the equivalent of US$26.00 per ordinary share, respectively, to a holding vehicle of Tencent. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2018. See “Item 15. Controls and Procedures.”

However, if we fail to maintain effective internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in the loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our ADSs. Furthermore, we have incurred and may need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements going forward.

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

We adopted an employee stock option plan in 2010, or the 2010 Plan, and a share incentive plan in 2013, or the 2013 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2010 Plan, we are permitted to issue options to purchase up to 20,173,225 ordinary shares. Under the 2013 Plan, we are authorized to grant options, restricted shares, restricted share units or other awards to purchase up to 31,133,369 ordinary shares, consisting of 24,133,369 Class A ordinary shares and 7,000,000 Class B ordinary shares, including the automatic increase of 4,446,669 ordinary shares at the beginning of 2019 pursuant to the evergreen provision of the 2013 Plan. As of March 31, 2019, restricted share units to receive and options to purchase an aggregate of 8,140,034 ordinary shares and 1,536,460 ordinary shares were issued and outstanding under the 2013 Plan and 2010 Plan, respectively. 58 Home, our equity investee accounted for under equity method, adopted a share incentive plan in 2015 and granted options and restricted shares under that plan to certain employees of 58 Home and our company. In addition, Zhuan Spirit Holdings Limited, or Zhuan Zhuan Holding, our consolidated subsidiary, adopted its 2017 Share Incentive Plan, and granted restricted share units, options and restricted shares under that plan to certain employees of Zhuan Zhuan Holding. See “Item 6. Directors, Senior Management and Employees — B. Compensation.” We have granted substantial additional share-based awards in connection with our acquisition of Ganji and may grant more as part of future acquisition and integrations of other companies. As a result of these grants and potential future grants, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of share-based compensation expenses is based on the fair value of the share-based awards. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statement of comprehensive income/(loss) in accordance with U.S. GAAP. The expenses associated with share-based compensation will increase our net loss or decrease our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. Except for the property insurance, third-party liability insurance, professional liability insurance, insurance for the protection of users, and certain other insurance policies purchased by certain PRC entities in our group, we do not have any business liability or disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

Our company corporate headquarters are located in office buildings we acquired in 2014 in Chaoyang District, Beijing. All of the space was fully occupied as of December 31, 2018. We have purchased a smaller office space in Tianjin in 2015 as well. However, outside of Beijing and Tianjin, all of our offices in the other 50 cities and data centers were located on leased premises as of December 31, 2018. At the end of each lease term, we may not be able to negotiate an extension of the leases and may therefore be forced to move to different locations, or the rents we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. We compete with other businesses for premises with certain characteristics or in desirable locations and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services. The State Council amended the Provisions on Administration of Foreign Invested Telecommunications Enterprises in February 2016 under which foreign investors are not allowed to own more than 50% of the equity interests in any entity providing value-added telecommunication services. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain business operating licenses for internet content provisions to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds an internet content provision license, or ICP license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local ICP license holder or its shareholders. Due to a lack of interpretation from MIIT, it is unclear what impact the MIIT Circular will have on us or the other PRC internet companies that have adopted the same or similar corporate and contractual structures as ours. Beijing 58 and certain other consolidated variable interest entities of us hold ICP licenses, and own all domain names used in our value-added telecommunications businesses. Beijing 58 and certain other consolidated variable interest entities of us are also the owners of all registered trademarks used in our value-added telecommunications businesses and are the applicants of all our applications for registration of trademarks used for our value-added telecommunications businesses.

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

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated variable interest entities, the contractual arrangements relating to our consolidated variable interest entities, and, except as otherwise disclosed in this annual report, our business operations, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. In particular, on March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although the definition does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. See “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel in the future.

Accordingly, if our ownership structure, contractual arrangements and businesses of our company, our PRC subsidiaries or our consolidated variable interest entities are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of our PRC subsidiaries or consolidated variable interest entities, revoking the business licenses or operating licenses of our PRC subsidiaries or consolidated variable interest entities, shutting down our servers or blocking our platforms, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of any of our consolidated variable interest entities that most significantly impact its economic performance, and/or our failure to receive the economic benefits from any of our consolidated variable interest entities, we may not be able to consolidate the entity in our consolidated financial statements in accordance with U.S. GAAP.

We rely on contractual arrangements with our consolidated variable interest entities and their shareholders for the operation of our business, which may not be as effective as direct ownership. If we are unable to maintain control, we would not be able to continue to consolidate the financial results of these entities with our financial results. If our consolidated variable interest entities and their shareholders fail to perform their obligations under these contractual arrangements, we may have to resort to litigation or arbitration to enforce our rights, which may be time-consuming, unpredictable, expensive and damaging to our operations and reputation.

Because of PRC restrictions and qualification requirements on foreign ownership of value-added telecommunications services in China, we depend on contractual arrangements with our consolidated variable interest entities, in which we have no ownership interest, to conduct our business. These contractual arrangements are intended to provide us with control over these entities and allow us to obtain economic benefits from them. Although we have been advised by our PRC counsel, Han Kun Law Offices, that these contractual arrangements are valid, binding and enforceable under current PRC laws, these contractual arrangements may not be as effective in providing control as direct ownership. For example, our consolidated variable interest entities and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct their operations, including maintaining our platforms and using the domain names and trademarks for which they have exclusive right to use, in an acceptable manner or taking other actions that are detrimental to our interests. If we were the controlling shareholder of our consolidated variable interest entities with direct ownership, we would be able to exercise our rights as shareholders to effect changes to their board of directors, which in turn could implement changes at the management and operational levels. Furthermore, each of our consolidated variable interest entities’ company chops are held by each company’s legal or accounting department. Our ability to ensure the consolidated variable interest entities’ performance under the contractual agreements may be limited if we were unable to secure control of the company chops in the event of a dispute with the entity’s management or shareholders as many official documents require affixation of company chops to become fully effective. As a result, if our consolidated variable interest entities or their shareholders fail to perform their obligations under these contractual arrangements we may have to incur substantial costs to enforce such arrangements, and rely on legal remedies under PRC law, including contract remedies, which may not be sufficient or effective. If we are unable to maintain control, we would not be able to continue to consolidate the financial results of these entities with our financial results.

These contractual arrangements are governed by PRC law and provide for dispute resolution through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Under PRC law, if parties to a contract have agreed to resolve disputes arising from the contract by arbitration, a PRC court will not accept a lawsuit initiated at the court by any contract party, unless the agreement for arbitration is invalid. An arbitration award issued by the arbitration commission chosen in accordance with the agreement is final, binding and enforceable against the parties. If any party fails to comply with the arbitration award, the other party has the right to apply with a competent court for enforcement. However, the legal environment in China is not as developed as other jurisdictions such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements, which may make it difficult to exert control over our consolidated variable interest entities, and our ability to conduct our business may be negatively affected. In addition, a PRC court or arbitration tribunal may refuse to enforce the contractual arrangements on the grounds that they are designed to circumvent PRC foreign investment restrictions and therefore are against PRC public policy.

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

The shareholders of our consolidated variable interest entities have potential conflicts of interest with us, which may adversely affect our business.

Mr. Jinbo Yao is the founder, chairman and chief executive officer of our company, having beneficial ownership of 10.3% of the total outstanding shares of our company as of March 31, 2019. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” He is also the sole director, general manager and a shareholder of Beijing 58, our consolidated affiliated entity, holding a 46.8% equity interests in the entity. In addition, Mr. Yao is the sole director and a 16.7% shareholder of Beijing Wanglintong Information Technology Co., Ltd., or Beijing Wanglintong, an entity that holds a 13.4% equity interests in Beijing 58. Conflicts of interest between his duties to our company, his duties to Beijing 58 and his interests as a shareholder of Beijing 58 may arise. We cannot assure you that he will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in the favor of our company. Furthermore, in the context of Mr. Yao’s acting as the director and an executive officer of Beijing 58, PRC law would not require him to consider our company’s best interests. We rely on Mr. Yao to abide by the laws of China, which provide that directors and executive officers owe a duty of loyalty and duty of care to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of Cayman Islands, which provide that directors owe a duty of care and duty of loyalty to the company. The respective legal framework of China and the Cayman Islands does not provide guidance in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated variable interest entities should one arise, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. In addition, Mr. Yao could violate his non-competition or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

We may lose the ability to use and enjoy assets held by our consolidated variable interest entities that are material to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with Beijing 58 and other consolidated variable interest entities, these entities hold certain assets that are material to the operation of our business, including the ICP license, and the domain names and trademarks for which Beijing 58 or any of the other consolidated variable interest entities has exclusive right to use. If any of our consolidated variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our consolidated variable interest entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our consolidated variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

Our contractual arrangements with our consolidated variable interest entities may result in adverse tax consequences to us.

Under PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC enterprise income tax law requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may be subject to adverse tax consequences if the PRC tax authorities were to determine that the contracts between our PRC subsidiaries and our consolidated variable interest entities were not on an arm’s length basis and therefore constitute favorable transfer pricing arrangements. If this occurs, the PRC tax authorities could request that our consolidated variable interest entities adjust their taxable income, if any, upward for PRC tax purposes. Such a pricing adjustment could adversely affect us by increasing our consolidated variable interest entities’ tax expenses without reducing our tax expenses, and by subjecting our consolidated variable interest entities to late payment fees and other penalties for underpayment of taxes.

We may be adversely affected by the complexity, uncertainties and changes in China’s regulation of internet business and companies.

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. See “Item 4. Information on the Company — B. Business Overview — Regulation.” These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Our consolidated variable interest entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the ICP license, the Surveying and Mapping Qualification Certificate for internet mapping, the Employment Agency License and the Internet Culture Business Permit.

Pursuant to the relevant regulations promulgated by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration, or the NRTA), any company engaged in internet broadcasting activities must obtain an Online Audio/Video Program Transmission License issued by the NRTA and operate in accordance with the scope as stipulated in such license. Since February 2008, only wholly state-owned or state-controlled enterprises are qualified to apply for new Online Audio/Video Program Transmission License. Beijing 58 Auto Technology Co., Ltd. or Beijing 58 Auto (formerly known as Beijing Leftbrain Network Technology Co., Ltd.), one of our consolidated affiliates, provides on its website certain audio/video programs on third-party platforms, which have the Online Audio/Video Program Transmission Licenses. Beijing 58 Auto had fines imposed for an amount of RMB6,000, RMB6,000 and RMB3,000 in 2015, 2016 and 2017, respectively, for providing internet broadcasting activities without an Online Audio/Video Program Transmission License. Beijing 58 Auto obtained an Online Audio/Video Program Transmission License in 2018 and no fine or penalty was imposed in 2018. Beijing 58 Auto may be subject to additional penalties and be required to change its way to provide audio/video programs if the local authorities still consider the existing way that Beijing 58 Auto provides the audio/video programs to be an internet broadcasting activity.

Furthermore, our consolidated variable interest entities may be required to obtain additional licenses. If any of them fails to obtain or maintain any of the required licenses or approvals, its continued business operations in the internet industry may subject it to various penalties, such as confiscation of illegal net sales, fines and the discontinuation or restriction of its operations. Any such disruption in the business operations of our consolidated variable interest entities will materially and adversely affect our business, financial condition and results of operations.

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

We are subject to changing law and regulations regarding regulatory matters, corporate governance and public disclosure that have increased both our costs and the risk of non-compliance.

We are subject to rules and regulations by various governing bodies, including, for example, the Securities and Exchange Commission, which is charged with the protection of investors and the oversight of companies whose securities are publicly traded, and the various regulatory authorities in China and the Cayman Islands, and to new and evolving regulatory measures under applicable law. Our efforts to comply with new and changing laws and regulations have resulted in and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices. If we fail to address and comply with these regulations and any subsequent changes, we may be subject to penalty and our business may be harmed.

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

Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which will come into effect on January 1, 2020 and replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law embodies an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although the definition does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

Under the Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, an enterprise established outside the PRC with “de facto management bodies” within China is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the Enterprise Income Tax Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. In addition, a circular known as SAT Circular 82, issued in April 2009 and as amended in December 2017 by the State Administration of Taxation specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the State Administration of Taxation issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011 and as recently amended in June 2018, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

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

In March 2015, SAFE promulgated SAFE Circular 19, which took effective and replaced SAFE Circular 142 from June 1, 2015. Although SAFE Circular 19 removed certain restrictions previously provided under SAFE Circular 142 for conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital, it continues to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capital for expenditure beyond its business scope, providing entrusted loans or repaying loans between non-financial enterprises. In addition, SAFE Circular 19 is still unclear whether a foreign-invested enterprise whose business scope does not include equity investment or similar activities may use Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC. For example, the business scopes of Wanglin and 58 Technology include, among others, research and development of online classified information technology and software systems, information technology consulting, technical services and marketing and promotional services, enterprise management, business consultation and office renting service. Each of Wanglin, 58 Technology and our other PRC subsidiaries that are foreign-invested enterprises may only use Renminbi converted from foreign exchange capital contribution for activities within its approved business scope. In addition, the use of such Renminbi capital may not be altered without SAFE approval, and such Renminbi capital may not in any case be used to repay Renminbi loans if the proceeds of such loans have not been used. Violations of these circulars and rules could result in severe monetary or other penalties. If we convert the net proceeds we receive from our securities offerings into Renminbi pursuant to the applicable laws and regulations, our use of Renminbi funds for general corporate purposes will be within the business scope of our PRC subsidiaries.

PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated variable interest entities.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, any loans from our Cayman Islands holding company or other offshore entities to PRC domestic company are required to be registered with local SAFE and cannot exceed the maximum amount that such company is allowed to borrow from foreign creditors under the applicable PRC laws and complete record-filling procedures with local SAFE on an item-by-item basis. In addition, loans to a PRC domestic company with a term of one year or a longer term are also subject to filings with the National Development and Reform Commission and/or its local branches. Therefore, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our securities offerings to extend loans to our consolidated variable interest entities or their subsidiaries, each of which is a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated variable interest entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular 19, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans or financial support to our consolidated variable interest entities. We currently do not plan to use the proceeds from our securities offerings to fund the operations of our consolidated variable interest entities and their subsidiaries. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans or other forms of financial support to consolidated variable interest entities. We will assess the working capital requirements of our consolidated variable interest entities on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our consolidated variable interest entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this annual report, our PRC subsidiaries have not paid dividends to us. Further, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. As of March 31, 2019, the registered capital of our PRC subsidiaries Wanglin and 58 Technology was US$280 million and approximately US$107 million, respectively. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

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

Beijing 58, Beijing 58 Auto, Wanglin, Shanghai Ruiting, 58 Technology, and 58 Co., Ltd. have all obtained the “high and new technology enterprise” certificate and maintained the “high and new technology enterprise” status and will be eligible for a preferential tax rate of 15% when they have taxable income under the Enterprise Income Tax Law, as long as they maintain the “high and new technology enterprise” status. Wanglin and 58 Technology also obtained qualification as “software enterprise” in 2014. In 2015, the local tax authority granted Wanglin a two-year exemption followed by a three-year 50% reduction on its taxable income under the Enterprise Income Tax Law, effective retroactively from January 1, 2014. In 2016, the local tax authority granted 58 Technology a two-year exemption followed by a three-year 50% reduction on its taxable income under the Enterprise Income Tax Law, effective retroactively from January 1, 2015. If any of Beijing 58, Beijing 58 Auto, Wanglin, Shanghai Ruiting, 58 Technology or 58 Co., Ltd. fails to maintain its qualification as a “high and new technology enterprises” or a “software enterprise,” as the case may be, or if any of them fails to renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

In addition, our PRC subsidiaries and consolidated variable interest entities have received various financial subsidies from PRC local government authorities. The financial subsidies are discretionary incentives and policies adopted by PRC local government authorities. Local governments may decide to change or discontinue such financial subsidies at any time. The discontinuation of such financial subsidies or imposition of any additional taxes could adversely affect our financial condition and results of operations.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

As the functional currency for our PRC subsidiaries and consolidated variable interest entities is Renminbi, fluctuations in the exchange rate may cause us to incur foreign exchange losses on any foreign currency holdings they may have. If we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or for repayment of our bank loans denominated in U.S. dollars, appreciation of the U.S. dollar against the Renminbi would increase our amount of repayment in Renminbi.

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

Companies operating in China are required to participate in social insurance and housing fund plans. We have not fully contributed to such plans as required by applicable PRC regulations. As of December 31, 2018, with regards to the outstanding contributions, including historical underpayments to such plans, we made a provision of RMB59.2 million, which is reflected in our audited financial statements included in this annual report. While we believe this provision is adequate, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines.

Registered public accounting firms in China, including our independent registered public accounting firm, are not inspected by the U.S. Public Company Accounting Oversight Board, which deprives us and our investors of the benefits of such inspection.

Auditors of companies whose shares are registered with the U.S. Securities and Exchange Commission, or the SEC, and traded publicly in the United States, including our independent registered public accounting firm, must be registered with PCAOB, and are subject to laws in the United States pursuant to which PCAOB conducts regular inspections to assess their compliance applicable professional standards. Our independent registered public accounting firm is located in, and organized under the laws of PRC, which is a jurisdiction where PCAOB, has been unable to conduct inspections without the approval of the Chinese authorities. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

On December 7, 2018, the SEC and PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

This lack of PCAOB inspections in China prevents PCAOB from fully evaluating audits and quality control procedures of any auditors operating in China, including our independent registered public accounting firm. As a result, we and investors in our common stock are deprived of the benefits of such PCAOB inspections. The inability of PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections, which could cause investors and potential investors in our common stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On January 22, 2014, the administrative law judge, or the ALJ, presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, the four China-based accounting firms each agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and audit U.S.-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four China-based accounting firm was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four China-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to the delisting of our ordinary shares from Nasdaq or the termination of the registration of our ordinary shares under the Securities Exchange Act of 1934, or both, which would substantially reduce or effectively terminate the trading of our ordinary shares in the United States.

Risks Related to Our ADSs

The trading prices of our ADSs have fluctuated and may be volatile.

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on October 31, 2013, the trading price of our ADSs has ranged from US$17.00 to US$89.9 per ADS, and the last reported trading price on April 16, 2019 was US$ 71.63 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the United States. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

•	actual or anticipated fluctuations in our quarterly results of operations;

•	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;

•	variations in our net sales, earnings and cash flow;

•	conditions in markets we operate in;

•	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;

•	announcements of new services and expansions by us or our competitors;

•	changes in financial estimates by securities analysts;

•	additions or departures of key personnel;

•	release or expiry of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;

•	sales or perceived potential sales of additional ordinary shares or ADSs;

•	detrimental negative publicity about us, our competitors or our industry;

•	potential litigation or regulatory investigations or other proceedings involving us;

•	fluctuations in market prices for our products;

•	fluctuations of exchange rates between RMB and the U.S. dollar;

•	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm; and

•	general economic or political conditions in China or elsewhere in the world

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of March 31, 2019, holders of our Class B ordinary shares collectively owned approximately 15.2% of our outstanding ordinary shares, representing 64.2% of our total voting power. As of March 31, 2019, our founder, chairman and chief executive officer, Mr. Jinbo Yao, and Tencent beneficially owned an aggregate of 32.9% of our outstanding shares.

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

Depending upon the value of our assets, which may be determined based, in part, on the market value of our Class A ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2018 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat Beijing 58 and other consolidated variable interest entities as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 and other consolidated variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending December 31, 2019 and for subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we were to be or become a PFIC, a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States Federal Income Tax Considerations”) may incur significantly increased United States federal income tax on gain recognized on the sale or other disposition of the ADSs or Class A ordinary shares and on the receipt of distributions on the ADSs or Class A ordinary shares to the extent such gain or distribution is treated as an “excess distribution” under the United States income tax rules. Further, if we were a PFIC for any year during which a U.S. Holder held our ADSs or Class A ordinary shares, we generally would continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder held our ADSs or Class A ordinary shares. Each U.S. Holder is urged to consult its tax advisor concerning the United States federal income tax consequences of purchasing, holding and disposing of ADSs or Class A ordinary shares if we are or become treated as a PFIC.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your Class A ordinary shares.

As a holder of our ADSs, you will only be able to exercise the voting rights with respect to the underlying Class A ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will vote the underlying Class A ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our current memorandum and articles of association, the minimum notice period required for convening a general meeting is ten clear days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

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

On November 5, 2013, we raised US$200.0 million in net proceeds from the initial public offering of our ADSs and another US$15.0 million from a concurrent private placement of Class A ordinary shares to DCM Hybrid RMB Fund, L.P., a fund affiliated with DCM V, L.P., one of our existing shareholders. Our ADSs trade on the New York Stock Exchange, or the NYSE, under the symbol “WUBA.”

On April 2, 2014, we and certain selling shareholders completed a follow-on public offering of ADSs. Our net proceeds, after deducting underwriting commissions, amounted to approximately US$73.0 million. We did not receive any proceeds from the sale of the ADSs by the selling shareholders.

In June 2014, Tencent invested US$736.1 million in our company and acquired 36.8 million Class A and Class B ordinary shares, representing a 19.9% equity interests in our company on a fully diluted basis at that time. We applied part of the proceeds from this transaction to repurchase 27.6 million ordinary shares of our company from certain pre-IPO shareholders.

Anjuke. Anjuke, operating a major online real estate listing platform in China, is our wholly owned subsidiary. In March 2015, we acquired Anjuke through the purchase of a 100% equity interests in Anjuke Inc., a company incorporated under the laws of the Cayman Islands, for 4.8 million newly issued Class A ordinary shares of our company and US$160.2 million in cash. We also issued 0.2 million fully vested restricted share units of our company to former Anjuke employees as part of the share consideration.

Ganji. Ganji, operating another major online classifieds platform in China, is currently our wholly owned subsidiary. In April 2015, we acquired less than 50% equity stake in Ganji, for 34.0 million newly issued Class A ordinary shares of our company and US$412.2 million in cash. Concurrently with this acquisition, we issued 15.4 million Class A ordinary shares to Tencent for US$400.0 million. Later in 2015, we committed an aggregate of 46.5 million newly issued ordinary shares and US$406.7 million in cash to several private equity funds as a limited partner. These funds, together with Tencent, acquired all the remaining equity interests in Ganji in August 2015. Since August 6, 2015, we started to consolidate the financial results of Ganji with ours in accordance with U.S. GAAP on the basis of our equity stake in Ganji as well as our controlling financial interest under the voting interest model over the funds. We also transferred an aggregate of 4.4 million fully vested restricted share units of our company and approximately US$51.0 million in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji. In September 2017, these funds distributed all their equity interests in Ganji to their respective limited partners, and we acquired those equity interests as well as the remaining equity interests in Ganji held by Tencent.

58 Home (58到家). On November 27, 2015, 58 Home raised US$300.0 million in its Series A preferred shares equity financing, with participation from Alibaba Group Holding Limited, or Alibaba, global investment firm KKR, and Ping An Group, among which US$10.0 million was contributed by 58.com Inc. The transaction was intended to reduce the pressure on our cash flows and profitability, enable us to better focus on our core classifieds business, and further fuel the growth of 58 Home with its more independent operation and support from new investors. Following the closing of the Series A financing of 58 Home, 58.com Inc. held majority equity interests in 58 Home. However, as certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015. In 2018, 58 Home pushed down majority of its businesses into its two subsidiaries 58 Freight Inc. and 58 Daojia Limited. 58 Freight Inc. is the platform that focuses on cargo and freight logistics and delivery services. 58 Daojia Limited is the platform that focuses on home services. 58 Freight Inc. completed equity financing from outside investors subsequently. Alibaba has exchanged certain equity interests in 58 Home for that in 58 Freight Inc. Currently, 58 Home has largely become a holding company of the two subsidiaries and holds 57.1% in 58 Freight Inc. We currently hold 68.8% of equity interests in 58 Home on an as-converted basis, including 87.9% of the total outstanding ordinary shares and 5.0% of the total outstanding preferred shares.

Che Hao Duo (车好多). On December 31, 2015, we divested our controlling ownership stake in Che Hao Duo (formerly known as Guazi), a subsidiary that operated our C2C used car trading platform, to Mr. Mark Haoyong Yang, ex-founder and ex-CEO of Ganji and co-chairman of our board of directors at the time. We had a 45.6% stake in Guazi immediately after the spin-off, and have deconsolidated the financial results of Guazi from ours in accordance with U.S. GAAP since then. As a result of this transaction, we reduced the pressure on our cash flows and profitability, and were able to better focus on our core classifieds business. In addition, we expected that a more independent Che Hao Duo would grow its business faster with support from new investors. They have conducted several rounds of private equity financing since December 2015. As of December 31, 2018, we held approximately 19.1% equity interests in Che Hao Duo on fully diluted basis. On February 28, 2019, we entered into a definitive agreement to sell certain percentage of our equity stake in Che Hao Duo, to a third-party investor for a total purchase price of US$713.6 million. The completion of the transaction is subject to certain closing conditions. Following the closing of the transaction, we will continue to hold approximately 8.0% equity interests in Che Hao Duo. As of the date of this report, the transaction has not yet been fully completed yet.

Zhuan Zhuan. In April 2017, Tencent invested US$200.0 million in cash and additional business resources in Zhuan Zhuan Holding in exchange for a minority equity ownership. Zhuan Zhuan Holding is an entity we created and into which we transferred our business relating to the Zhuan Zhuan app and certain used goods related listing channels from the 58 and Ganji classified platforms. We continue our direct traffic and other business support to Zhuan Zhuan Holding. We currently own 72.2% of equity stake in Zhuan Zhuan Holding and continue to consolidate its financial results.

Disposed Business. In September 2017, as another effort to reduce the pressure on our cash flows and profitability and better focus on our core classifieds business, we entered into a framework agreement with Mr. Jinbo Yao, the chief executive officer of our company, and other parties thereto, to dispose of our financial services and other finance related business, or the Disposed Business, to Mr. Jinbo Yao, who in return committed to providing capital contributions to the Disposed Business subsequent to the disposal. Pursuant to this framework agreement, we agreed to provide to the Disposed Business, among other things, some traffic support and the right to use certain intellectual property rights. In return, we are entitled to profit participation rights in the Disposed Business.

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

We enable consumers and local businesses to connect, share information, address local services needs and conduct local business in China.

Our business currently consists of 58 core businesses and incubated new businesses.

The 58 core businesses are comprised principally of 58 and Ganji (赶集网), our multi-content category online classifieds platforms, Anjuke (安居客), our real estate listing platform, ChinaHR (中华英才网), our online recruitment platform that focuses on white-collar jobs and Jia Xiao Yi Dian Tong (驾校一点通), an online platform for drivers’ license examination preparation and other related services.

The incubated new businesses include Zhuan Zhuan (转转), an online used goods trading and service platform, and 58 Town (58同镇), a rural version of 58.com. These platforms provide more vertically integrated services to users in their respective content categories. Although Zhuan Zhuan and 58 Town are both in relatively early stage of their platform growth and monetization and require our continued investment, we see great market and competitive potential in them. In addition, 58 Home and Che Hao Duo were initially incubated within 58 or Ganji, and have completed fund raisings from additional outside investors. We have deconsolidated the financial results of 58 Home and Che Hao Duo from ours in accordance with U.S. GAAP since 2015.

We primarily conduct our business in mainland China. As of March 31, 2019, our online services covered 338 cities (市), 491 counties (县), and over 12,000 towns and villages (乡镇) in mainland China. We have our direct sales team in 55 cities in mainland China.

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

Business users are typically those who attempt to attract customer leads or recruit employees. Business users can post information on our platform for free, however, they may choose to pay for our premium services to enhance the marketing effectiveness.

Over 500 million users used our mobile apps in 2018, an increase of 19.9% from 2017. The number of users in a given period is defined as the number of accesses by unique mobile device IDs to our mobile apps in a given period, which is calculated as the aggregate of the number of unique mobile device IDs that accessed each of our mobile apps in that period.

In 2018, more than 85% of our traffic, which is defined as average monthly page views in listing and landing pages, is from mobile apps and mobile web browsers.

We had approximately 11 million paying user accounts, or paying users, in 2018, an increase of 9.0% from 2017. Paying user account for a given period refers to a user account through which users have purchased our services at least once during that period. A large majority of our paying users are business users as opposed to consumer users, even though consumer users can also pay for enhancement of their listings exposure.

The total number of average quarterly subscription-based paying membership accounts was approximately 2.8 million during 2018, a 14.0% increase from approximately 2.5 million during 2017. Paying membership accounts, or members, are a subset of paying users, and refer to users, primarily business users, who purchase our subscription-based membership services. Members are entitled to additional services and benefits as compared to non-subscription-based paying users and non-paying users. See also “— 58 Core Business Service Offerings — Paid premium services to business users — Subscription-based membership services.”

The total number of average quarterly paying users for online marketing services was 4.2 million in 2018, an increase of 17.0% from that in 2017. Online marketing services paying users are a subset of paying users, and refer to users who have purchased at least one of our various online marketing services. Members who purchase our subscription-based membership services can also purchase online marketing services, in addition to subscription-based membership, typically at a discount compared to non-subscription-based paying users. However, one does not have to be a member to purchase most types of online marketing services. See also “— 58 Core Business Service Offerings — Paid premium services to business users — Online marketing services.”

58 Core Business Service Offerings

58 core business services for consumer users

We provide platforms for consumer users to browse, search and post information, get connected and communicate with services providers to ultimately address these consumer users’ needs for local services. We continue to invest in technology such as big data and artificial intelligence (AI) to enhance the relevance of our information and the effectiveness of our services. 58, together with other internally developed and acquired platforms, are well positioned to serve Chinese consumers with respect to provision of local service information. Some consumer users also pay to better promote their own listings, but it is free for consumer users to browse, search and use other features on our platforms.

The following platforms can be accessed through PC, mobile browsers, as well as mobile apps.

58 was launched in 2005 when our company was first founded. It is currently the largest online classifieds platform in China measured by traffic and revenues. It contains various content categories such as real estates, jobs, automotive, used goods, yellow pages and other local services categories.

Ganji (赶集) was launched in 2005. It was consolidated into our company in August 2015. It contains similar content categories as 58. A new mobile app version for Ganji, which emphasizes under the jobs category, was launched in December 2017 which targets to differentiate Ganji from 58, which has more balanced and comprehensive content categories.

Anjuke (安居客) was launched in 2007 and acquired by us in March 2015. It is currently one of the leading real estate listing platforms and is focused mainly on real estate sales, both secondary and primary, whereas the real estate categories on 58 and Ganji platforms mainly focus on rental and secondary real estate sales.

ChinaHR (中华英才网) was launched in 1997 and acquired by us in May 2015. It is currently one of the leading online recruitment platforms and is focused on white-collar jobs and offers career information and various other recruitment related services.

Jia Xiao Yi Dian Tong (驾校一点通) was launched in 2005 and acquired by us in April 2015. It is currently one of the leading platforms that offer drivers’ license examination preparation and other related services.

58 core business services for business users

Business users use our platform to upload and promote their services, attract customer leads and recruit employees. Business users can validate themselves through a range of individual and business background validation tools on the platform to enhance their profiles online.

We provide business users with a series of services for free. They can post information within certain limit for free. In most key categories, they have a basic storefront page and access to PC and mobile apps to manage their listings and communicate with consumer users for free.

We also launched category-specific mobile apps tailor-made for business users with more mobile-friendly features for them to manage listings on our platforms, get leads and communicate with consumer users. We also increasingly generate more data insights on marketing effectiveness and provide relevant feedback to our business users to increase the efficiency of their online marketing effort and overall business activities. We plan to continue to expand the features and enhance the user experience for these software as a service (SaaS) tools. With the help of these enhanced tools, we hope to increase engagement and interaction between consumer users and business users, which in turn provides us with larger amount of data for us to better understand, profile and serve our users. By leveraging our AI and big data capabilities, we hope that our platforms become increasingly intelligent to match consumer users with business users, leading to more diversified lead-generation revenue models, higher traffic monetization efficiency and improved quality of the information and overall user experience.

Our mobile apps developed for business users primarily consists of the following:

Zhao Cai Mao (招才猫) is a dedicated recruitment mobile app particularly for small and micro business users. This app allows employers to upload descriptions of their business, post jobs and search for and chat with potential job seekers. Its location-based services help identify job seekers that are potentially more geographically suitable for the open positions. Its chat function provides a convenient alternative to phone calls to conduct job search related communication. It enables employer to better connect with job seekers on 58 and Ganji platforms. These features make the hiring process more efficient and help employers recruit on the go. Business users can pay for more leads or enhanced online marketing services on this app. In addition to the Zhao Cai Mao app, business users also use 58 as an important tool to access and manage their listing and conduct various recruitment related services, which can be accessed through PC, mobile browsers, as well as mobile apps.

Mobile Real Estate Agent (移动经纪人) is a dedicated mobile app for individual secondary and rental real estate agent users. It helps real estate agents to upload and manage listings, contribute content to the platform and connect more effectively with consumer users.

Wei Liao Ke (微聊客) is a dedicated mobile app for individual primary real estate agent users. It helps real estate agents to upload and manage listings, contribute content to the platform and connect more effectively with consumer users.

Shang Jia Tong (商家通) is a dedicated mobile app for yellow page business users. It helps business users to upload and manage listings and connect more effectively with consumer users.

Che Shang Tong (车商通) is a dedicated mobile app for used car dealer users. It helps used car dealers to upload and manage listings, access useful information such as maintenance or pricing through integrated third-party tools, and connect more effectively with consumer users.

Paid Premium Services to Business Users

We had approximately 11 million paying user accounts, or paying users, in 2018, an increase of 9.0% from 2017. Paying user account for a given period refers to a user account through which users have purchased our services at least once during that period. A large majority of our paying users are business users as opposed to consumer users, even though consumer users can also pay for enhancement of their listings exposure. The paying users include members who used our subscription-based membership services and other paying users who have not used our subscription-based membership services but have purchased one of our various types of online marketing services.

Subscription-based membership services

Even though business users can participate in our platforms for free, some business users pay for additional premium services to enhance their marketing effectiveness. Our subscription-based membership is a basic service package consisting mainly of merchant certification, display of an online storefront on our platforms, preferential listing benefits such as daily priority listings and a higher limit for daily listings, and access to our dedicated customer service support team and online account management system. Members who subscribe to our membership can get access to more services and obtain more effective marketing than non-paying business users on our platforms. 58, Ganji and Anjuke offer subscription-based membership packages that include similar types of services, although the specific details of the services, such as the quotas for daily listings, may vary from platform to platform. In some cases, we merge memberships on multiple platforms into a single subscription-based membership package, which enables business users to more easily market on multiple platforms.

We offer memberships of varying lengths across different content categories. Memberships in the yellow pages, jobs and used auto categories are primarily 12-month packages. In China, due to relatively high employee turnover among migrant workers, many businesses have ongoing hiring needs. Memberships in the real estate category are primarily one-month to three-month packages, because membership services are provided on an individual real estate agent basis and the turnover of real estate agents is quite high.

We acquire a majority of subscription-based members through our field sales teams and our sales agent network, even though we have started to make more membership services packages available online and encourage more business users to select and purchase them online. Our centralized and dedicated tele-customer service team supports our members during their membership period to enhance the marketing effectiveness and improve membership renewals. The roles and responsibilities of the field sales and customer services teams may vary by content category, as we constantly optimize our team structure and functions to best develop and serve our business users. The majority of our subscription-based paying members are small and medium-sized local businesses.

The following table sets forth the number of subscription-based paying membership accounts for the periods indicated:

	Mar. 31, 2016	June 30, 2016	Sept. 30, 2016	Dec. 31, 2016	Mar. 31, 2017	June 30, 2017	Sept. 30, 2017	Dec. 31, 2017	Mar. 31, 2018	June 30, 2018	Sept. 30, 2018	Dec. 31, 2018
	(in thousands)
Subscription-based Paying Membership Accounts	1,817.8	1,974.0	2,067.2	2,069.7	2,211.9	2,464.3	2,611.2	2,653.5	2,665.4	2,932.0	2,968.5	2,770.3

Note:

(1)          We define subscription-based paying membership accounts as the registered accounts through which our users have purchased our membership subscriptions. The number of subscription-based paying membership accounts in a given period represents the paying members whose membership subscriptions are in their service period at any point during such given period.

Online Marketing Services (OMS)

In addition to subscription-based membership services, which we position as a basic entry-level package services for business users, we aspire to provide various additional online marketing services to meet the customers’ various needs typically beyond what have already been addressed by subscription-based membership services. Online marketing services are generally more flexible to meet needs for customers of different scales, at different times and in different ways. Some online marketing services types are available for most content categories, whereas others are tailor made for certain content categories only.

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

Business users also purchase our priority listing services, which typically place their listings below real-time bidding listings but above the area where regular subscription-based paying members’ listings are displayed. Business users can purchase listing placements of varying durations ranging from several hours to several days to several weeks depending on their needs.

We continue to provide users more innovated ways to connect on our platforms in addition to phone calls, such as online chat through instant messaging tools, a quote for a specific service item, submissions of resumes to an open job posting in which users are interested. As a result, we are increasingly capable of passing leads directly to our business users. In addition, as we accumulate more user data and build better user profiles, we are also able to improve the quality of the leads we provide. Therefore, we are providing more innovative lead-generations based online market services to our business users to replace the traditional listing-position-based services. We offer business users a simpler way to market their services with clear measures of returns on investment, ROI, of their marketing investment. This also allows us more flexibility to utilize our traffic and to leverage technology to better match the needs of consumer and business users. As we monitor the effectiveness and gather feedback from our customers, our AI and big data algorithm helps improve both monetization and user experience.

We provide display advertisement mainly for major business users, such as primary real estate developers on our Anjuke platform, companies who hire more white-collar staff on our ChinaHR platform and auto manufacturers on our 58Che (58 车) platform. These business users purchase display advertisement to enhance their brand recognition and attract consumer attention. These display advertisements are either text- or graphic-based displays for varying time periods ranging from several days to several months.

The total number of average quarterly paying users for online marketing services was 4.2 million in 2018, an increase of 17.0% from that in 2017. Online marketing services paying users are a subset of paying users, and refer to users who have purchased at least one of our various online marketing services. Members who purchase our subscription-based membership services can also purchase online marketing services, in addition to subscription-based membership, typically at a discount compared to non-subscription-based paying users. However, one does not have to be a member to purchase most types of online marketing services. It is an important strategy for us to continue to upsell more online marketing services to members who have already purchased the subscription-based membership services. On average, approximately 64.6% of our quarterly subscription-based paying membership accounts purchased our online marketing services in 2018 as compared to 60.2% in 2017.

Most of the online marketing services customers are required to make payment in advance before purchasing our services, in the form of purchasing virtual online currencies of our platforms. Paying members can log into our account management webpage or mobile apps and purchase various online marketing services through an easy-to-use interface.

Incubated New Businesses (Consolidated Businesses)

Zhuan Zhuan (转转) is an online used goods trading platform launched in the fourth quarter of 2015 that primarily focuses on consumer to consumer, or C2C, used goods transactions. It allows users to search and trade a wide variety of used goods and features picture-taking and video-shooting to make listing used goods much easier. The C2C payment solution for Zhuan Zhuan is a WeChat payment-based escrow payment process co-developed by 58 and Tencent. This is a convenient and secure payment method with an escrow payment process. Under this process, funds transferred through online payment will not be released to the sellers until the buyers confirm receipt. The use of WeChat account log-in and exclusive WeChat friends’ relations data has given the platform an extra level of security and social interest. Users can opt to transact offline face-to-face as well as using Zhuan Zhuan to arrange logistic service providers to come to sellers’ place to pick up the goods and track shipment status through intuitive user interface.

For some specific product categories, such as mobile phones, Zhuan Zhuan provides further value-added services to enhance confidence and trust in used goods transactions. Zhuan Zhuan has hired a team that specializes in mobile phone authentication and maintenance. Leveraging our increasing knowledge of the marketplace and to promote market activities, we also recommend price ranges for different product categories. These innovative value-added services help to boost transaction volume and strengthen our brand recognition for the platform through word of mouth marketing. At the same time, Zhuan Zhuan charges fees upon authentication services provided to buyers as well as online marketplace services provided to sellers especially business sellers.

Zhuan Zhuan has experienced rapid growth in user traffic since its launch in 2015. Zhuan Zhuan has covered more than 200 million users currently including users through app activation and WeChat registration. Zhuan Zhuan launched its first WeChat mini-program in 2017 which serves as a new access point beside its mobile app. Mini-program is a light feature embedded in WeChat to facilitate discovery, fast access and download of stand-alone mobile apps. It is an enhancement of a WeChat official accounts and is designed to connect service providers with mobile users. The features within our mini-program are largely similar to our own mobile app but will recommend different content based on different user profile and algorithm. Some mini programs offer special features relevant to unique WeChat eco-system data and user experience. Users can view, chat, post new listing items and make purchases via Zhuan Zhuan mini-programs within WeChat directly. Based on a business cooperation agreement between Zhuan Zhuan and Tencent, the Zhuan Zhuan mini-programs can also be accessed through the “Used goods” shortcut on WeChat Pay index page.

We currently own 72.2% of equity stake in the Zhuan Zhuan Entities on an as-converted basis and continue to consolidate the financial results of Zhuan Zhuan in our consolidated financial statements. See “–A. History and Development of the Company.”

58 Town (58同镇) is a rural version of 58 in smaller towns and rural areas in China that we launched in the summer of 2017.

Even though the urbanization rate has been increasing, there are still several hundred millions of people living in smaller towns and rural areas in China. In recent years, smart phone and social network, such as WeChat has been increasingly popular in rural China but information is still largely offline there. 58 Town aims to provide users in those areas an online platform to access local information that is useful and interesting. We send our teams to visit these small towns, recruit local “town partners” and provide them with apps to upload and manage information. These town partners are not our full-time employees, but they are typically people who show an interest in and have the basic skills for helping us to develop local users and manage content mostly on part time basis. Our core teams in the Beijing headquarters maintain most ongoing interaction online with the town partners through apps and other systems to provide operational training and instructions to grow the platform locally. We also offer individually relatively minor monetary incentive to town partners to reward good results. We believe that this is a good marketing investment to promote the 58 brand and acquire new users and content. The content categories we cover on 58 Town are largely similar to those on 58. Local community forum, jobs, real estate, auto are the major ones. However, there are also categories that are more local and unique to lives in small towns, such as car sharing for users who travel to neighboring towns and areas due to the lack of taxi and public transportation like in big cities. Most users today browse content in WeChat groups or WeChat public accounts created by town partners, however since the content is also synchronized to 58 and 58 Lite (58极速版) apps, there is growing number of users who access information through our apps, where we can better retain and serve our users.

58 Town has experienced rapid growth since its launch in the summer of 2017. As of March 31, 2019, 58 Town covered more than 12,000 out of a total of approximately 40,000 towns in China. We estimate that 58 Town covered around 100 million users in 2018, most of which were new users of our services. Even though monetization is not a near-term focus in 2019, we believe this is the initial stage of a very valuable user network with plausible revenue models.

Furthermore, as there are many migrant workers in China that go back and forth between cities, small towns and rural areas, 58 Town is very complementary to our existing platforms in that we not only reach out to more users with 58 Town, but with a bigger portfolio of platforms now, we can also serve our users better as they move between geographies. The integration of data from 58 Town and other existing 58 platforms will further enable us to generate more insights into our users, disseminate information better across various platforms and provide better marketing services for business users leveraging big data and AI capability.

Incubated New Businesses (Deconsolidated Businesses)

58 Home is a platform that enables users to search and purchase various home services, including domestic services, freight delivery services and platform services. Consumer users can select individual service providers online without going through middleman agency companies. For its core service categories, in addition its online platform, 58 Home engages various offline operations, such as finding and certifying individual service providers and providing them with a mobile app tailor made for them to receive order and connect with consumer users. 58 Home also conducts regular offline training for services providers in an effort to raise the quality of their services. 58 Home has customer service call center teams that collect customer feedback to enhance its customers’ operations. 58 Home also partners with other third-party vertically-dedicated service companies in order to widen its content categories. Currently, there are over 444 cities and counties in China where most of 58 Home’s online services are available.

On November 27, 2015, 58 Home conducted its Series A preferred shares equity financing, which was intended to reduce the pressure on our cash flows and profitability, enable us to better focus on our core classifieds business, and further fuel the growth of 58 Home with its more independent operation and support from new investors. As certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015.

We currently hold 68.8% of equity interests in 58 Daojia Inc. on an as-converted basis, including 87.9% of the total outstanding ordinary shares and 5.0% of the total outstanding preferred shares. See “–A. History and Development of the Company.”

Che Hao Duo (车好多), previously known as Guazi, is one of the leading innovative automotive retail groups in China. Its business mainly consists of Guazi (瓜子), an online C2C used car trading platform, which was launched in 2015 and Mao Dou (毛豆), an online new car trading platform, which was launched in 2017. These platforms provide consumers with a great selection of used and new car inventory and a hassle-free one-stop-shop experience with various post-sales maintenance services, financing and insurance solutions. They continue to optimize the efficiency of the overall automotive retail industry with strong big data capability, strong brand recognition, major online mobile apps and offline sales and technician teams that cover approximately 200 cities in China.

We currently have a minority equity interests in Che Hao Duo, and we do not consolidate its financial results. Che Hao Duo has been accounted for using cost method since we divested it on December 31, 2015, and measurement alternative after we adopted ASU 2016-01 since January 1, 2018. See “–A. History and Development of the Company.” As of December 31, 2018, we held approximately 19.1% equity interests in Che Hao Duo on fully diluted basis.

Content Categories

We organize listings on our platforms by content categories in an intuitive and easy-to-use directory to facilitate browsing and viewing. Currently, the major content categories in terms of number of listings and user traffic on our platforms are the following:

•	Real estate. Real estate is sorted into subgroups of residential rental, secondary and primary property sales, office space, retail space and industrial real estate rental. 58 and Ganji platforms have mainly rental and secondary property sales listings, while our Anjuke platform has mainly secondary and primary property sales listings. Listings are mostly uploaded by real estate agents, although consumers can upload their own homes for lease or sale as well. We have been continuously working on enriching the content and improving the quality of our listings. For instance, for residential properties, a listing not only covers the home itself, but also increasingly covers floor plan and description of the neighborhood community. The format of the listing includes text, picture and increasingly video, virtual 3-D depiction or bird’s-eye view of the property and neighborhood. We also provide useful tools such as maps, property pricing index, mortgage calculators, housing policy interpretations and industry news to further assist consumers’ decision-making. Besides, we also provide insurance coverage for both consumers and real estate agents. In June 2018, we acquired a minority stake in 5I5J, a major secondary and rental brokerage company in China, whose business is complementary to our real estate content category.

•	Jobs. Jobs currently covers a wide range of job categories, such as sales, customer service, manufacturing, human resources and administrative, homecare, cleaning, security, logistics. Employers on our platforms come from diverse industries, such as dining, recreation and entertainment, internet, retail and e-commerce, healthcare, education, finance and insurance, real estate, renovation and construction. We also have recruitment agencies, which represents a minority of all listings under the jobs category. Our 58 and Ganji platforms have largely mid-to-lower-level income job listings and resumes. ChinaHR, on the other hand, focuses on white-collar jobs from larger and more reputable companies. Job applicants can prepare a resume online, browse open positions and apply for jobs online. They can also join an online community to share job search experience and access career advices or industry news. Employers can upload job listings, purchase resumes and use our background check and assessment services. Job applicants and employers can communicate in various ways on our platforms through various consumer and business facing mobile apps.

•	Automotive. Automotive includes listings of used and new cars, car leasing services, driving school services, automotive repairs and maintenance services, and other car-related services. Our platforms primarily focuse on listing of used cars. Listings are uploaded by either used car dealers or individual consumers. Our platform also provides consumers with tools for car valuation. For selected vehicles, we also provide vehicle inspection services, quality guaranty and extended warranty solutions as well as financial services, mostly through qualified third-party partners, in an effort to better facilitate the used car transaction. Consumer users and business users can communicate on our platform through various tools, including phone calls, instant messages, and video chats.

•	Used goods. Used goods covers a wide range of used consumer products such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, books, artwork, sporting goods and musical instruments. On 58 and Ganji platforms, listings are uploaded by either professional used goods resellers or individual consumers. On Zhuan Zhuan, listings are largely uploaded by individual consumers. Consumers can browse and communicate with businesses or other consumers on 58 and Ganji. In addition, consumers can directly transact on Zhuan Zhuan.

•	Yellow pages local services. This category covers a variety of services such as homecare, business services, renovation, education and training, vehicle rental, franchise licensing services, wedding and filming, and travel services. On 58 and Ganji platforms, consumer users search and browse local services information. Listings are primarily uploaded by business users. We are encouraging more user reviews and develop more information tags on businesses and their service offerings to further facilitate decision-making. Consumer users can browse and communicate with business users or other consumer users on 58 and Ganji. For selected categories, such as home cleaning, mate services and ad-hoc logistics services, 58 Home allows consumers to directly purchase services from services providers trained and regulated by 58 Home.

Content Monitoring and Quality

We are committed to offering authentic and high quality information across our platforms and complying with applicable laws and regulations. We believe information quality is critical to superior user experience. However, we are subject to spam, poor quality information and fraudulent activities as many other large internet companies are.

We have adopted a multiple-level detective, protective and preventive system to manage our content and safeguard information quality.

•	Information screening, removal and user feedback collection and follow-up processes. We utilize proprietary technologies such as text or picture-based content screening analysis technologies together with manual screening conducted by teams of several hundred people to ensure content that contains certain inappropriate keywords cannot be successfully posted, viewed or and that they will be taken down once identified on our online platforms. We have a comprehensive set of policies regarding content management and we regularly and rigorously update and implement these policies to safeguard interest of our users. In addition to the actions taken with respect to the content, we also have a set of rules and processes to trace back to the users who post the respective information. The user accounts that violate these rules will be temporarily suspended or permanently terminated based on the severity of the violation. If it is a paying business user introduced by our sales and customer services teams, we also hold our teams accountable for the violations and have and implement internal disciplinary policies accordingly. We encourage users to report information quality issues or fraudulent activities. We have established effective working relationship with relevant government agencies who also receive consumer feedback and complaints about services found on 58 platforms. We have increased our internal resources to process, validate and follow up on these reports and claims. We encourage business users to make a deposit for information quality in exchange of more traffic support. In the event of violation, the deposit will be deducted and paid to the users who report the violation. In other cases, where the business users or the platforms have paid for premiums to insure information quality, the insurance company will compensate the users. We may compensate or reward the users even if it is not legally required.

•	Lister account management and control. Many information quality issues arise from insufficient verification and control over the listers’ account set-up and management. We have been raising the bars on authorization of individuals and businesses, and increasing the authorization requirement and verification procedure during the account opening process. For instance, in our rental home category in most major cities in China, to claim to be the owner of the property, the lister needs to either upload the property ownership certificate or put down an information quality guarantee deposit. We work with increasing number of third parties and used more advanced technologies such as facial recognition to validate the account owner. The percentage of users who have passed one or multiple real identity validation has been increasing. Users who have their personal identification linked with the lister account typically is a lot less likely to upload low quality listings.

•	Ongoing online monitoring powered by big data. We used our proprietary systems to analyze information, track user traffic and detect irregular user behaviors, spams or potential fraud. Our big data capability allows us analyze a huge amount of data per second in real time, and analyze multiple forms of data including text, photo, video and voice. We are also building large databases on our content categories such as real estate and automotive to further regulate the posting and detect irregular information uploads. We are becoming more experienced at detecting fraudulent individuals and offenders and developing more comprehensive blacklists and whitelists.

•	Onsite due diligence and external partnerships. We have increased and will further increase investment in onsite due diligence, including examining the availability and conditions of the listed real estate properties and used cars, validating the due authorization and hiring needs from employers and recruitment agencies, which helps to safeguard the platform information quality. We also partner with other internet companies and other interested organizations to share experience and information. We work closely with law enforcement authorities to assist in their investigations against fraud. With insights drawn from our data analytics, we help law enforcement authorities to identify suspicious groups and individuals who may commit fraud or infringe on consumer rights.

•	Increased exposure to high-quality information. In addition to detecting and removing misinformation and guarding against fraudulent activities, the other aspect of our effort to improve overall information quality is to identify high quality information and ensure they get more exposures through our traffic allocation mechanism. We highlight certain listings with a special tag, which will typically draw more user attention. For instance, “An Xuan”(安选) is a tag we use in real estate categories for those listings that have met with higher quality standards. Over time, these higher standards are becoming industry standards and real estate agent communities are changing their decade-long practice to meet these standards so that they can enjoy more traffic benefits from our platform. We support real estate agents with technology platform to upload videos of property listings, which tend to be more genuine and attract more click-through. We believe that these measures, combined with other content monitoring efforts, is improving the overall information quality on our platforms.

Technology

Technology is the key to our success. We have been making continuous investment in technology to enable superior user experience, increase the ease and effectiveness of business users in using our platforms and optimize our operational efficiency. Our proprietary technology supports very high user traffic during peak traffic periods such as the Chinese New Year, which is the peak season for job and rental home searches. As of December 31, 2018, we had a team of approximately 3,600 highly skilled product development personnel and engineers with expertise in a broad range of technical areas. We will continue to develop technology to support our business innovations and growth.

Our technology capability primarily lies in the areas of real-time search, anti-fraud protection and information quality assurance, big data, AI, cloud and online marketing.

Real-time Search

To accomplish the timely display of information, we have developed a proprietary search engine with high levels of performance, reliability and scalability.

•	High performance levels. We have implemented an advanced search indexing system through which all new data are stored immediately after they are posted. Our new postings are typically available for search within three seconds after they are posted.

•	Highly reliable. We have developed a load balancing mechanism in the search engine to ensure that our overall searching system will be unaffected by server failure.

•	Highly scalable. Our search system is implemented on a distributed and clustered infrastructure which enables the storage and processing of large datasets and facilitates deployment of resources on a larger scale.

Anti-fraud Protection and Information Quality Assurance

•	Content analysis technology. Our system screens every listing for fraud risk before a listing can be displayed on our online platforms by using various specific technologies such as multi-angle cross validation, finger print and facial recognition, information retrieval and machine learning technologies. Our system is designed to sweep the data being transmitted on our platforms on a real-time basis for sensitive keywords, questionable content and unusual level of activities.

•	User behavior analysis technology. Equipped with data mining technology to track and analyze a wide range of anonymous user information, our system can detect and flag potential irregularities and initiate the relevant procedures to quickly identify and fix any potential problems.

•	Manual review and feedback adopting system. We use a manual review process to screen information that is flagged by our system, requiring a more detailed follow-up. We have built a mechanism through which our system can “learn” from the results if a listing is checked and validated to be accurate through our manual review process, by incorporating the manual review results in our system database. Thus we are able to continue to update our system and enhance the system’s screening capability and efficiency.

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

Artificial Intelligence (AI)

We used our proprietary technology to develop our AI platform for business units to conduct deep learning and machine learning tasks. We developed AI-based customer services systems which utilize voice recognition, natural language processing and machine learning technology to reduce human intervention in our customer service process. AI is also utilized in our sales teams’ efficiency projects, such as sales leads analysis, online ordering, payment process optimization and AI-based outbound customer calls. It is also very instrumental in real time search and online communication, personalized recommendation and advertising to improve both user experience and effectiveness of monetization of our platforms.

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

Sales and Customer Services

Sales

Our direct field sales force provides us with direct access to local business users and helps us better understand and satisfy their local needs. They help to certify our paying members in person, organize focused workshops or seminars with interested business users to promote the concepts and benefits of online marketing and our various premium services, primarily the subscription-based paying membership services.

As of December 31, 2018, our direct field sales teams and sales support teams consisted of 14,702 employees and they cover 55 cities in mainland China. The cities covered by direct field sales teams vary by content category managed by different business units.

Our direct field sales teams directly contribute to the revenue growth of our subscription-based membership services. They also lay the foundation for the growth of our online marketing services by promoting packages that combine subscription-based packages and virtual currencies which customers can later use to purchase various forms of online marketing services.

The compensation package for our sales teams includes fixed base salaries and commissions based on the revenues or collection they achieve. We provide our sales team with regular training and internally developed systems to assist them to quickly become proficient and productive sales force.

Since the mergers and acquisitions of Ganji, Anjuke and ChinaHR platforms in 2015, we have made significant progress in the integration of the direct field sales and dealer networks that each company had prior to the mergers. Though the pace and progress vary slightly among different content categories managed by separate business units, as of the date of this annual report, in most content categories and geographies, we no longer have dedicated teams that only sell Ganji services. Customers who purchase 58 subscription-based membership services can select to synchronize listing to Ganji platform. In addition, in real estate, there are still largely separate sales teams for 58 and Anjuke brands because they are relatively complementary platforms with different focus areas in primary, secondary real estate sales or rental homes. ChinaHR teams have been largely merged with the 58 teams in the Job categories with few exceptions where dedicated ChinaHR teams continue to develop and serve larger scale white collar customers in a handful of cities.

Prior to being acquired, Ganji had direct sales teams only in top 4 cities and used sales agencies to cover other cities, while Anjuke had direct sales in less than 20 cities and no sales agencies. We have expanded the direct sales teams’ coverage after consolidating their businesses.

As of December 31, 2018, we have direct sales team coverage for real estate, jobs, yellow pages and used car categories in 53, 28, 27, 37 cities, respectively. Outside those major cities, we continue to work with sales agencies to grow our paying members in lower-tier cities.

We have been actively pushing our sales and dealer teams to further penetrate into more lower-tier cities and counties and dedicate more resources to pursue faster revenue growth in those places. The revenue generated outside of the biggest 19 cities as a percentage to total revenues of our core businesses was 34.9%, 39.6% and 44.7% for 2016, 2017 and 2018, respectively, demonstrating our success in pursuing growth in lower-tier cities. We believe there is still room for us to further push for higher growth in lower-tier cities and counties.

Customer Service

We have dedicated and centralized customer service team in Tianjin, China, which are engaged in providing services to general users and subscription-based paying members and generating new members. Our customer service team consisted of 1,760 people as of December 31, 2018.

General user service

We have largely centralized dedicated teams who are committed to address general users’ queries within 24 hours through online messages or emails. In addition, we closely monitor user feedback from various other channels, such as popular social network services platforms and promptly elevate issues internally and respond to valuable user feedback we collect.

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

New member generation

In some cases, we utilize our centralized customer service team to acquire new paying members through tele-sales or online sales leads. In the industries where local business users are more familiar with online marketing and require less in-person interaction, we find this to be more cost-effective to promote our online marketing services on the phone, as opposed to having in-person demonstrations of our service offerings. We also use our tele-sales teams to cover remote areas where it is not economical to cover through our field sales teams or sales agent network.

Efficiency improvement of sales and customer services teams

As the expenses related to our sales and customer services teams still contribute to a significant portion of our operating expenses, we continually work to increase the efficiency of such teams, mainly in the following three areas:

•	Technology and AI. We have largely replaced paper contracts and cash payments with electronic contract and payment methods. In addition, we have been improving our IT infrastructure to support our sales and service teams. With more profiling information about a lead or an existing customer, our sales and customer service teams are becoming more targeted and effective in addressing customers’ needs. The improved IT infrastructure also enhances management clarity, granularity and timeliness of intervention.

•	Self-service. We have been developing interfaces for business users to purchase marketing services and manage their listings and marketing activities online through tailor-made category-specific business facing mobile apps such as Zhao Cai Mao (招才猫), Mobile Real Estate Agent (移动经纪人), Wei Liao Ke (微聊客),Shang Jia Tong (商家通), Che Shang Tong (车商通). “Self-service” has helped and will continue to enable us to remove manual handholding efforts by our sales and customer service teams, which results in further efficiency increase of our teams.

•	Management rigor. We have continuously rolled out training particularly for the mid-level management teams to improve the overall efficiency.

These measures help to further improve the efficiency of our sales team. As of December 31, 2018, our field sales and customer service headcount generally remained stable compared to December 31, 2017, while our revenues grew by 30.5% from 2017 to 2018. We believe that we can further improve efficiency of our sales and customer service teams. Considering the prospect of further technology advances and trend that Chinese customers will get more sophisticated with internet, our customers is likely to engage with our platform more on self-serve basis instead of relying on field sales and customer services teams in future, we believe there is still a lot of room for us to improve our efficiencies in the years to come.

Advertising, Branding and Marketing

China has a massive number of internet users including those on mobile internet. Our mobile apps were accessed by more than 500 million user IDs in 2018. With the broad range of services on our platforms, we believe there is still room to continue to attract new users to our platform. Other than continuing enhancing user experience, which drives word-of-mouth and repeat usage, it is also critical to continue to promote our brand and attract more users through various forms of online and offline advertising activities.

Our online advertising activities primarily consist of smartphone app pre-installations, paid app downloads from OEM and third-party app markets and various other online platforms including news feed and search engines, paid mobile and PC traffic acquisition from browser-based mobile platforms, mobile and PC internet navigation platforms and various search engines in China.

Our offline advertising activities include traditional mainstream media such as television, outdoor billboards and display screens, public relations activities, as well as sponsored events to increase our visibility and promote our brands.

We have been spending an increasingly larger portion of our advertising expenses in online advertising, especially online traffic acquisition. Within online traffic acquisition expenses, a big portion was incurred to grow our app downloads. This is aligned with the fact that mobile, particularly app traffic is becoming the biggest portion of our total traffic and that apps provide relatively better user experience than mobile web and PC platforms due to fast improving smart phone features and mobile internet technology.

We have gained a tremendous amount of experience in managing and optimizing the return on investment, or ROI, on advertising expenses, especially those related to online traffic acquisition. We have built systems, databases and a rigorous process to track the quantity, quality, cost and revenue contribution of users acquired through paid online user acquisition channels. We have developed methods to identify the online user acquisition source of our new users. We use PC and mobile cookies, smart phone IDs to analyze the content that users have browsed, the actions that users have taken and ultimately the revenues associated with each user based on the amount of paid content browsed and paid actions taken. Though certain estimates and assumptions are used in the calculation where when an ideal level of data granularity is lacking, we believe we have good visibility of the cost and ROI of most online user acquisition channels. This provides good decision support for us to evaluate and adjust our strategy over user acquisition effort.

Our branding efforts cover major brands, such as 58, Anjuke and Zhuan Zhuan. We adjust the focus of our advertising campaign according to the stage of the brand and business development, ROI assessment, external market and competition environment.

In addition to advertising activities designed to attract consumer users, we also conduct business user related marketing events, such as conferences, seminars and workshops, where we meet with our business users as well as industry experts to exchange insights, promote our corporate image, strategies and services and strengthen our relationship with our business users.

In the summer of 2017, we launched 58 Town, a rural version of 58 in smaller towns and rural areas in China. We offer relatively individually minor monetary incentive to local town partners to reward good results of developing local users and contributing and disseminating local contents. We believe that this is a good marketing investment to promote the 58 brand and acquire new users and content.

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. We hold 66 patents and have applied for the registration of 653 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2019, we had registered 324 computer software copyrights and 125 artwork copyrights in China, and had registered 40 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 1,455 trademarks, including , and , in China, excluding those relating to 58 Home.

Competition

Our main competitors in the online marketing space include smaller or regional online classifieds websites as well as industry-or content-specific vertical online or offline companies that are in the same core content categories with us. We may also face competition from other internet companies, who may enter into the online classifieds or vertical listing market in China. We compete primarily with our user traffic, brand awareness, ability to engage consumer users with good content and tools to facilitate their decision making for various local services needs, and ability to improve marketing effectiveness and provide other related services.

Regulation

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the internet sector. The PRC State Council, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce (currently known as State Administration for Market Regulation), the SAPPRFT (currently known as National Radio and Television Administration, or the NRTA) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, internet-related services and e-commerce. However, the PRC telecommunications industry and internet-related industry are at an early stage of development. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, internet-related services and e-commerce. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

Licenses for Value-Added Telecommunication Services

The Catalogue for the Guidance of Foreign Investment Industries, or the Catalogue, as promulgated and amended from time to time by the Ministry of Commerce and the National Development and Reform Commission, is the principal guide to foreign investors’ investment activities in China. The most recent version of the Catalogue, which was promulgated in 2017, divides the industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalogue are generally open to foreign investment unless specifically restricted by other PRC laws and regulations, which was partially repealed by the Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2018. A wholly foreign-owned enterprise is generally permitted for encouraged industries, while for restricted industries, such as value-added telecommunications service industry, there are some limitations to the ownership and/or corporate structure of the foreign-invested companies that operate in such industries. Industries in the prohibited category are not open to foreign investors.

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

Foreign Investment in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council with the latest amendments becoming effective in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider may not exceed 50%, except for e-commerce business, in which foreign investors are allowed to have more than 50% ownership in accordance with an announcement by the MIIT in June 2015, the Guidance Catalog of Industries for Foreign Investment amended in July 2017 and the Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2018. Moreover, for a foreign investor to acquire any equity interests in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies, all of which are Sino-foreign joint ventures engaging in the value-added telecommunication business.

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

In light of the aforesaid restrictions, we rely on Beijing 58, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangement, please refer to “— C. Organizational Structure.” To comply with these PRC regulations, we operate our platforms and value-added telecommunications services through Beijing 58. We and certain of our consolidated variable interest entities hold ICP licenses and own all domain names used in our value-added telecommunications businesses. We and our consolidated variable interest entities are also the owner of all registered trademarks which are used in our value-added telecommunications businesses and is the applicant of all registered trademark applications we are currently making.

Regulations on Advertising Services

According to relevant laws and regulations, companies that engage in advertising activities must obtain a business license from the SAMR or its local branches which specifically include operating an advertising business within its business scope. Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Where internet information service providers know or should know that illegal advertisements are distributed using their services, they should prevent such advertisements from being distributed.

The Interim Measures, also sets forth certain compliance requirements for online advertising businesses. For example, paid search results must be indicated as an advertisement and distinguished from natural search results. Advertising operators and distributors of internet advertisement must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the content of the advertisements against supporting documents before publishing. If the content of advertisements is inconsistent with the supporting documentation, or the supporting documentation is incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services.

Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In the case of serious violations, the SAMR or its local branches may force the violator to terminate its advertising operation or even revoke its business license. Furthermore, advertisers, advertising operators or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties. We have adopted policies and procedures and have provided training to our content review team to ensure our compliance with these laws and regulations.

Regulations on Mobile Internet Applications

In August, 2016, the State Internet Information Office, or the SIIO, promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions. Pursuant to the Mobile Application Administrative Provisions, mobile internet applications refer to application software that run on smart mobile devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet application providers refer to the owners or operators of mobile internet applications.

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

The Ministry of Public Security has promulgated measures in December 1997, as subsequently amended, that prohibit the use of the internet in ways which, among other things, result in a leakage of State secrets or the distribution of socially destabilizing content. Socially destabilizing content includes any content that incites defiance or violations of PRC laws or regulations or subversion of the PRC government or its political system, spreads socially disruptive rumors or involves cult activities, superstition, obscenities, pornography, gambling or violence. Under PRC law, state secrets are defined broadly to include information concerning PRC national defense, state affairs and other matters as determined by the PRC authorities.

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

The Standing Committee of the National People’s Congress promulgated Anti-Terrorism Law in December, 2015, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers must, among others, (i) provide technical support and assistance to the relevant government authorities in preventing and investigating terrorist activities, (ii) implement network security and information monitoring systems and take safety and prevention measures to prevent the dissemination of terrorism information, delete the terrorism information, immediately stop its dissemination, and keep record and report to the relevant government authorities once the terrorism information is discovered, and (iii) examine the identity of customers before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In addition, in November 2018, the SIIO issued the Provisions on the Security Assessment of Internet Information Services with Attribute of Public Opinions or Social Mobilization, which requires ICP operators to conduct security assessments on their internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short videos, online live-streaming, information sharing, mini programs or such other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICP operators must conduct self-assessment on, among others, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report to local competent internet information office and public security authority.

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

Regulations on Internet Privacy

The PRC Constitution states that PRC law protects the freedom and privacy of communications of citizens and prohibits infringement of these rights. In recent years, PRC government authorities have promulgated laws and regulations on internet use to protect personal information from any unauthorized disclosure. The Decision on Strengthening Network Information Protection and the Regulation on Protection of Personal Information of Telecommunication and Internet Users provides that information that identifies a citizen, the time or location for his use of telecommunication and internet services, or involves privacy of any citizen such as his birth date, ID card number, and address is protected by law and must not be unlawfully collected or provided to others. ICP operators collecting or using personal electronic information of citizens must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. ICP operators are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. ICP operators are also prohibited from collection and use of personal information after a user has stopped using the services. ICP operators are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss as well as conducting a self-examination of their protection of personal information at least once a year. The Administrative Measures on Internet Information Services prohibit an ICP operator from insulting or slandering a third-party or infringing upon the lawful rights and interests of a third-party. In accordance with the Cyber Security Law, network operators must not collect personal information irrelevant to their services. In the event of any unauthorized disclosure, damage or loss of collected personal information, network operators must take immediate remedial measures, notify the affected users and report the incidents to the relevant authorities in a timely manner. If any user knows that a network operator illegally collects and uses his or her personal information in violation of laws, regulations or any agreement with the user, or the collected and stored personal information is inaccurate or wrong, the user has the right to request the network operator delete or correct the relevant collected personal information.

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

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to internet mapping services issued by the National Administration of Surveying, Mapping and Geo information (formerly known as the State Bureau of Surveying and Mapping), maps transmitted through internet are internet maps. To provide internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the number of technical personnel and map security verification personnel, security facilities, and approval from relevant provincial or municipal surveying and mapping bureau on security system, qualification management and filing management. Internet maps must be approved by relevant government authority before they can be publicized on internet. Further, the State Bureau of Surveying and Mapping and other seven PRC government authorities jointly issued a notice in 2008, to investigate and punish the illegal and non-compliance activities with respect to the internet mapping services or geography information services. We currently provide location information in our real estate directory by using maps provided by a third-party internet map operator, which may be deemed as one type of internet mapping services. Our consolidated affiliated entity, Beijing 58, obtained a Surveying and Mapping Qualification Certificate for internet map search and location services in May 2012, which was renewed in January 2015 and will expire in December 2019. The application for the Surveying and Mapping Qualification Certificate made by Shanghai Ruijia, a subsidiary of Beijing 58 has been suspended due to the reorganization of the authority and no application can be received during the transition period.

Regulations on Employment Agency Services

In accordance with the Employment Promotion Law promulgated by the Ministry of Human Resources and Social Security and the Regulations on Employment Service and Employment Administration promulgated by the Ministry of Human Resources and Social Security, both with effect from January 1, 2008, an employment agency, which provides intermediary and other services for recruitment by employers and job seeking by employees, must obtain an Employment Agency License from the relevant labor authority and be subject to annual inspection by such authority. An employment agency may engage in collecting and publishing job seeking and recruitment information and providing internet employment information services in accordance with relevant laws and regulations. An employment agency is prohibited from providing services for individuals without legal identity certifications or enterprises without legal licenses. A wholly foreign-owned enterprise (other than owned by Hong Kong and Macau service providers) is prohibited from conducting employment agency business. Our jobs and resumes directory provides an online platform for job seekers and employers to post resumes and job opportunities. Our consolidated affiliated entity, Beijing 58, initially obtained an Employment Agency License in March 2012 and had it renewed in April 2016 and March 2019. The renewed Employment Agency License will expire in March 2024.

Regulations on E-commerce

On January 26, 2014, the State Administration for Industry and Commerce (currently known as State Administration for Market Regulation) adopted the Administrative Measures for Online Trading, or the Online Trading Measures, which became effective on March 15, 2014 and repealed the Interim Measures for the Administration of Online Products Sales and Relevant Services previously issued in May 2010. Pursuant to the Online Trading Measures, enterprises or other operators that engage in online product sales and other services and have been registered with the SAMR or its local branch must make available to the public the information stated in their business licenses or the link to their business licenses online on their websites; individuals that engage in online product sales and other services must submit actual identification information such as name and address to the operator of the e-commerce platforms. Under the Online Trading Measures, a consumer is entitled to return the products (other than customized products, fresh and perishable goods, audio or visual products, computer software and other digital products downloaded online or unpackaged by consumers, and newspapers and journals that have been delivered) within seven days from the date after receipt of the products without giving any reason. The online sellers must, within seven days upon receipt of the returned products, refund the prices paid by consumers for relevant products. In addition, sellers are prohibited from using contract terms or other means setting out provisions that are unfair or unreasonable to consumers such as those excluding or restricting consumers’ rights, reducing or exempting operators’ responsibilities, and increasing the consumers’ responsibilities, and are prohibited from forcing consumers to enter into transactions by using contract terms and technical means.

The Standing Committee of the National People’s Congress promulgated the E-commerce Law on August 31, 2018, which took effect on January 1, 2019. The E-commerce Law clarifies some obligations for the e-commerce operators. For example, among other things, an e-commerce operator shall (i) disclose its business license and other administrative licenses related to its business or a link to the above information at a prominent place on the homepage of the platform; (ii) fully and accurately disclose information related to commodities and services offered on its platform in a timely manner; (iii) inform the users in a clear, comprehensive and explicit manner of the steps to conclude a contract, cautions, how to download the contract, etc., and ensure that users are able to read and download them conveniently; (iv) enable the users to make any corrections before orders are submitted; (v) disclose the methods and procedures for inquiring, correcting and deleting users’ information and deregistering users’ accounts, and not set unreasonable for such inquiry, correction, deletion and de-registration; and (vi) provide relevant e-commerce data to competent authorities as required by such authorities pursuant to laws and administrative regulations. The E-Commerce Law also specifically provides certain obligations on operators of e-commerce platforms. Pursuant to the E-Commerce Law, an e-commerce platform operator is required to (i) take necessary actions or report to relevant competent government authorities when the operator notices any illegal products or services provided by merchants on its e-commerce platform; (ii) verify the identity of the business operators on its platform; (iii) provide identity and tax related information of merchants to local branches of the market supervision and administration bureaus and tax bureaus; or (iv) record and preserve goods and service information and transaction information on the e-commerce platform. In addition, for goods and services that are pertinent to the life and health of consumers, an e-commerce platform operator shall bear relevant responsibilities, which may give rise to civil or criminal liabilities if the consumers suffered damages due to the e-commerce platform operator’s failure to duly verify the qualifications or the licenses of the business operators on its platform or to duly perform its safety protection obligations as required by the E-Commerce Law.

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

Regulations on Internet Information Search Service

In June 2016, the SIIO promulgated the Administrative Provisions on Internet Information Search Services, or the Search Services Administrative Provisions, which took effect on August 1, 2016. Pursuant to the Search Services Administrative Provisions, internet information search service refers to the service whereby users can search for information that is collected from the internet and processed by computer technology. The Search Services Administrative Provisions require that an internet information search service provider must not publish any information or contents prohibited by law in the form of links, abstracts, snapshots, associative words, related search or recommendations or otherwise. If an internet information search service provider identifies any search results that contain any information, website or application that is prohibited by law, it must stop displaying the search results, and record and report it to the relevant governmental authority. In addition, an internet information search service provider is prohibited from seeking illegitimate interest by means of unauthorized disconnection of links, or provision of search results containing false information. If an internet information search service provider engages in paid search services, it must examine and verify the qualifications of its customers of the paid search services, specify the maximum percentage of search results as paid search results on a webpage, clearly distinguish paid search results from natural search results, and notably identify the paid search information item by item. We may be found as an internet information search service provider. We have adopted policies and have maintained procedures designed to ensure the compliance of our operation with these regulations. For example, we monitor the content in our search results and remove any questionable search listings.

Regulations on Software Products

The State Copyright Bureau issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, exclusive licensing contract registration and transfer contract registration. Although registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of March 31, 2019, we had registered 324 computer software copyrights in China, excluding those relating to 58 Home.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended. The Trademark Office under the SAMR handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such another party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. As of March 31, 2019, we had registered 1,455 trademarks in China, excluding those relating to 58 Home.

Regulations on Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The State Intellectual Property Office is responsible for examining and approving patent applications. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of utility models and designs. As of March 31, 2019, we held 66 patents and had applied for the registration of 653 other patents, all of which are in the process of examination by the State Intellectual Property Office.

Tort Liability Law

In accordance with the Tort Liability Law, internet users and internet service providers bear tortious liabilities in the event they infringe other persons’ rights and interests through the internet. Where an internet user conducts tortious acts through internet services, the infringed person has the right to request the internet service provider to take necessary actions such as deleting contents, screening and delinking. The internet service provider, failing to take necessary actions after being informed, will be subject to joint and several liabilities with the internet user with regard to the additional damages incurred. If an internet service provider knows an internet user is infringing other persons’ rights and interests through its internet service but fails to take necessary action, it shall be jointly and severally liable with the internet user. We have internal policy designed to reduce the likelihood that user content may be used without proper licenses or third-party consents. When we are approached and requested to remove content uploaded by users on the grounds of infringement, we investigate the claims and remove any uploads that appear to infringe the rights of a third-party after our reasonable investigation and determination. However, such policy may not be effective in preventing the unauthorized listing of copyrighted materials or materials infringing other rights of third parties. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — We may be held liable to third parties for information or content displayed on, retrieved from or linked to our website, or distributed to website users, which could harm our reputation and business.”

Regulations on Foreign Currency Exchange

Pursuant to the Foreign Exchange Administration Regulations , as amended in August 2008, the Renminbi is freely convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions, but not for capital account items, such as direct investments, loans, repatriation of investments and investments in securities outside of China, unless SAFE’s prior approval is obtained and prior registration with SAFE is made. In May, 2013 SAFE promulgated SAFE Circular 21 which provides for and simplifies the operational steps and regulations on foreign exchange matters related to direct investment by foreign investors, including foreign exchange registration, account opening and use, receipt and payment of funds, and settlement and sales of foreign exchange. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or the SAFE Notice 13, which became effective on June 1, 2015. Pursuant to SAFE Notice 13, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE as required under current laws, entities and individuals will be required to apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, will directly examine the applications and conduct the registration. We generally follow the regulations and apply to obtain the approval of SAFE and other relevant PRC government authorities. However, we may not be able to obtain these government registrations or approvals on a timely basis, if at all. If we fail to receive such registrations or approvals, our ability to provide loans or capital contributions to our PRC subsidiaries and our consolidated variable interest entities may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Beijing 58, Beijing 58 Auto, Wanglin, Shanghai Ruiting, 58 Technology, and 58 Co., Ltd. have all obtained the “high and new technology enterprise” certificate and maintained the “high and new technology enterprise” status and will be eligible for a preferential tax rate of 15% when they have taxable income under the Enterprise Income Tax Law, as long as they maintain the “high and new technology enterprise” status.

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax rate reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin obtained its software enterprise qualification in 2014 and is entitled to a two-year exemption from 2014 to 2015 and enjoys a 12.5% preferential tax rate from 2016 to 2018 as long as it is able to pass the annual assessment for software enterprise qualification for each of the respective years. 58 Technology qualified as a software enterprise in 2016 and was granted a two-year exemption from 2015 to 2016 and enjoyed a 12.5% preferential tax rate from 2017 to 2019 for so long as it maintains this qualification.

Regulations on PRC Business Tax and VAT

Prior to January 1, 2012, pursuant to the Provisional Regulation of China on Business Tax and its implementing rules, any entity or individual rendering services in the territory of PRC was generally subject to a business tax at the rate of 5% on the revenues generated from provision of such services. Our PRC subsidiaries and consolidated variable interest entities were subject to business tax at the rate of 5% for the membership and online marketing services.

Since January 1, 2012, the PRC Ministry of Finance and the State Administration of Taxation have been implementing the VAT Pilot Program, which imposes VAT in lieu of business tax for certain industries in Shanghai, and since September 1, 2012, this Pilot Program has been expanded to other regions. In August 2013, the program was further expanded nationwide.

VAT is applicable at a rate of 6% in lieu of business tax for the membership, online marketing services and e-commerce services rendered by all of our PRC subsidiaries and consolidated variable interest entities. VAT payable on goods sold or taxable services provided by a general VAT taxpayer for a taxable period is the net balance of the output VAT for the period after crediting the input VAT for the period. With the adoption of the Pilot Program, our revenues are subject to VAT payable on goods sold or taxable labor services provided by a general VAT taxpayer for a taxable period. VAT payable is the net balance of the output VAT for the period after deducting the input VAT for the period. Hence, the amount of VAT payable does not result directly from output VAT generated from goods sold or taxable labor services provided. Accordingly, we have adopted the net presentation of VAT.

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

We have entered into employment agreements with all of our full-time employees. We have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2018, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB59.2 million. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entities as of the date of this annual report:

Notes:

*	We have omitted from this diagram other consolidated entities of 58.com Inc. that, in the aggregate, would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X as of December 31, 2018.

(1)	Jinbo Yao, Lianqing Zhang and Beijing Wanglintong hold 46.8%, 39.8% and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao is a beneficial owner of our Company and our founder, chairman of our board of directors and chief executive officer. Lianqing Zhang is not affiliated with us. Jinbo Yao is the sole director of and holds a 16.7% equity interests in Beijing Wanglintong, which is jointly owned by Jinbo Yao and our other employees and other individuals. Beijing Wanglintong, a PRC domestic company, does not have any business operations or assets other than its equity interest in Beijing 58 and another entity unrelated to Beijing 58. The registered business scope of Beijing Wanglintong includes technology promotional services, software development and computer technology training.

(2)	58 Daojia Inc., or 58 Home, is the holding company of the PRC entities that operate 58 Home business. On November 27, 2015, 58 Home completed a Series A equity funding round, with participation from Alibaba Group Holding Limited, KKR, and Ping An Group. Following the closing of the Series A financing of 58 Home, 58.com Inc. held 87.9% of the total outstanding ordinary shares of 58 Home and 61.7% of the total outstanding shares of 58 Home on an as-converted basis at the time. As certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015. As of December 31, 2018, we held 68.8% of the total outstanding shares of 58 Home on an as-converted basis.

(3)	The other shareholders of Beijing 58 Auto Technology Co., Ltd. are third-party investors.

(4)	Magic Heart Inc. holds 72.2%, and Tencent Mobility Limited and certain members of our management holds the remaining equity interests of Zhuan Spirit Holdings Limited, respectively. Magic Heart Inc. is a wholly owned subsidiary of 58.com Inc. Tencent Mobility Limited is a subsidiary of Tencent.

(5)	Beijing Yunqi Hulian Investment Co., Ltd., Linzhi Lichuang Information Technology Co., Ltd. and Mr. Wei Huang each holds 74.1%, 24.7% and 1.2% equity interests of Beijing Zhuangzhuan, respectively. Beijing Yunqi Hulian Investment Co., Ltd. is a subsidiary of Beijing 58. Linzhi Lichuang Information Technology Co., Ltd. is an affiliate of Tencent. Mr. Wei Huang is the chief executive officer of Zhuan Zhuan.

Our Contractual Arrangements

Prior to 2012, we conducted substantially all of our business operations through Beijing 58. Since 2012, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries, Wanglin and 58 Technology. Currently, we primarily use Wanglin and 58 Technology, rather than Beijing 58, to provide services to our customers, and we have transferred a significant portion of our personnel, including substantially all of our administrative and product development personnel, from Beijing 58 to Wanglin and 58 Technology. As of December 31, 2018, a majority of our assets were held by Wanglin, 58 Technology and Shanghai Ruiting. Wanglin, 58 Technology and Shanghai Ruiting collectively generated a majority of our revenues in 2018 and we currently expect that they will continue to generate a majority of our revenues going forward. We further expect Beijing 58’s business to be limited primarily to services that are legally required to be conducted through a PRC domestic entity.

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

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third-party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In 2018, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately RMB18.7 million.

Powers of Attorney. Pursuant to the powers of attorney, the shareholders of Beijing 58 each irrevocably appointed Wanglin as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing 58 and to exercise all of their rights as a shareholder of Beijing 58, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Beijing 58 requiring shareholders’ approval under PRC laws and regulations and the articles of association of Beijing 58, designate and appoint directors and senior management members. Wanglin may authorize or assign its rights under this appointment to any other person or entity at its sole discretion without prior notice to the shareholders of Beijing 58. Each power of attorney will remain in force until the shareholder ceases to hold any equity interests in Beijing 58.

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

Loan Agreements. Pursuant to the loan agreements between Wanglin and each individual shareholder of Beijing 58, Wanglin provided interest-free loans with an aggregate amount of approximately RMB7.8 million to the individual shareholders of Wanglin for the sole purpose of funding the capital increase of Beijing 58. The loans can be repaid by transferring the individual shareholders’ equity interests in Beijing 58 to Wanglin or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement expiring on December 1, 2021 and can be extended with the written consent of both parties before expiration.

Other Contractual Arrangements

Zhuan Zhuan Holding, through its PRC subsidiary, Tianjin Zhuanzhuan, has entered into contractual arrangements with Beijing Zhuanzhuan and its shareholders with terms substantially similar to those under the Beijing 58 Agreements, which we refer to as the Beijing Zhuanzhuan Agreements. Through the Beijing Zhuanzhuan Agreements, Tianjin Zhuanzhuan exercises control over the operations of Beijing Zhuanzhuan and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Tianjin Zhuanzhuan and Beijing Zhuanzhuan, Tianjin Zhuanzhuan agrees to provide certain technical and business support and related consulting services to Beijing Zhuanzhuan in exchange for service fees. In addition, pursuant to the exclusive option agreements, Beijing Zhuanzhuan is prohibited from declaring and paying any dividends without Tianjin Zhuanzhuan’s prior consent and Tianjin Zhuanzhuan enjoys an irrevocable and exclusive option to purchase Beijing Zhuanzhuan shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a purchase price of RMB10. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, Zhuan Zhuan Holding can obtain all of the income and the residual interests of Beijing Zhuanzhuan, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Beijing Zhuanzhuan from its existing shareholders. As a result of the contractual arrangements, we, through Zhuan Zhuan Holding, consolidate the financial results of Beijing Zhuanzhuan in our consolidated financial statements in accordance with U.S. GAAP.

58 Home has through Beijing 58 Home entered into contractual arrangements with several entities, or 58 Home VIEs, and their respective shareholders with terms substantially similar to those under the Beijing 58 Agreements, which we refer to as the 58 Home Agreements. Through the 58 Home Agreements, Beijing 58 Home exercises control over the operations of 58 Home VIEs and receives substantially all their economic benefits and residual returns. As a result of the contractual arrangements, 58 Home consolidates the financial results of 58 Home VIEs in accordance with U.S. GAAP.

D.	Property, Plants and Equipment

Our principal headquarters offices are located on 44,915 square meters of our purchased office space at Building 105 and Building 101, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing, China, which were acquired in 2014 for RMB1.0 billion to accommodate our business expansion and increase in headcount. Building 105 and Building 101 were ready for occupancy in October 2015 and August 2016, respectively. We purchased a smaller office space located in Tianjin with 29,823 square meters in 2015 and it was ready for occupancy in 2016. We also lease an additional 33,885 square meters office spaces in other locations in Beijing and Tianjin, China, excluding the office spaces for 58 Home. We maintain leased offices in 50 additional cities in China totaling 120,168 square meters, excluding those for 58 Home. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. The leases typically have terms of one to ten years.

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

Overview

We enable local consumers and businesses to connect, share information, address local services needs and conduct local business in China.

Our business currently consists of 58 core businesses and incubated new businesses.

The 58 core businesses are comprised principally of 58 and Ganji (赶集网), our multi-content category online classifieds platforms, Anjuke (安居客), our real estate listing platform, ChinaHR (中华英才网), our online recruitment platform that focuses on white-collar jobs and Jia Xiao Yi Dian Tong (驾校一点通), an online platform for drivers’ license examination preparation and other related services.

The incubated new businesses include Zhuan Zhuan (转转), an online used goods trading and service platform and 58 Town (58同镇), a rural version of 58.com. These platforms provide more vertically integrated services to users in their respective content categories. Although Zhuan Zhuan and 58 Town are both in relatively early stage of their platform growth and monetization and require our continued investment, we see great market and competitive potential in them. In addition, 58 Home and Che Hao Duo (formerly known as “Guazi”) were initially incubated within 58 or Ganji and have completed fund raisings from additional outside investors. We have deconsolidated the financial results of 58 Home and Che Hao Duo from ours in accordance with U.S. GAAP since 2015.

Our revenues increased from RMB7.6 billion in 2016 to RMB10.1 billion in 2017, and further to RMB13.1 billion in 2018. The increase was primarily driven by increases in paying users and spending per paying user, as well as increase in our traffic and improving effectiveness of our various services.

We incurred a net loss of RMB773.0 million in 2016 and had a net income of RMB1.4 billion in 2017 and RMB2.1 billion in 2018.

How We Generate Revenues

We had approximately 11 million paying users in 2018, an increase of 9.0% from 2017. While many of our users browse and post information on our online platforms for free, we generate revenues from the following services mainly for business users.

Membership

A subscription-based membership is a basic service package consisting mainly of merchant certification, display of an online storefront on our platforms, preferential listing benefits such as daily priority listings and higher quota for daily listings, and access to our dedicated customer service support team and online account management system. Members who subscribe to a membership with us can enjoy more services and achieve more effective marketing than non-paying members on our platforms. 58, Ganji and Anjuke offer subscription-based membership packages that include similar types of services, although the specific details of the services, such as the quotas for daily listings and downloadable resumes, may vary from platform to platform. In some cases, we merge memberships on multiple platforms into a single subscription-based membership package, which enables business users to more easily market on multiple platforms.

We offer memberships of varying lengths across different content categories. Memberships in the yellow pages, jobs and used auto categories are primarily 12-month packages. In China, due to relatively high employee turnover among migrant workers, many businesses have ongoing hiring needs. Memberships in the real estate category are primarily one-month to three-month packages because membership service is provided on an individual real estate agent basis and the turnover of real estate agents is quite high.

We acquire a majority of subscription-based members through our field sales teams and our sales agent network, even though we have started to make more membership services packages available online and encourage more business users to select and purchase them online. Our centralized and dedicated tele-sales and customer service team supports our members during their membership period to enhance the marketing effectiveness and improve membership renewals. The roles and responsibilities of the field sales and customer services teams may vary by content category, as we constantly optimize our team structure and functions to best develop and serve our business users. Majority of our subscription-based paying members are small and medium-sized local businesses.

We believe that our field sales, sales agency network and customer service teams have been effective in increasing the number of our paying members, retaining high-quality existing paying members and increasing spending by our existing paying members, all of which are important to the growth of our revenues. We have also been developing interfaces for members to purchase and pay for subscription-based membership services online. See “Item 4. Information on the Company — B. Business Overview — 58 Core Business Service Offerings — Paid premium services to business users” for details of the number of subscription-based paying membership accounts. See “Item 4. Information on the Company — B. Business Overview — Sales and Customer Services” for details of the sales and customer service team operation.

Most paying members pay their membership fees in advance. These advance payments are made to our field sales teams, sales agency companies or through other online interfaces and are recorded as customer advances. When a specific subscription-based membership service is selected and activated, the amount related to the membership services is transferred to deferred revenues, which gets amortized in straight line over the membership period. Revenues are recognized ratably over the membership period as services are rendered. As a result of consolidation of Anjuke and Ganji in 2015 and continued organic growth after 2015, the number of our average quarterly subscription-based paying membership accounts on our 58, Ganji and Anjuke platforms increased significantly to approximately 2.0 million in 2016, 2.5 million in 2017 and 2.8 million in 2018.

Online Marketing Services

Our online marketing services primarily include real-time bidding, priority listing, various other lead-generation services and display advertising. All of our 58, Ganji and Anjuke platforms offer some forms of online marketing services. Online marketing services of 58 and Ganji are mainly listing services that customers purchase to enhance the exposure of their listings. Anjuke’s marketing services relate to both listing services for secondary real estate properties and advertising services for primary real estate properties. Our business users purchase online marketing services to enhance their marketing and recruitment effectiveness. Business users can purchase online marketing services without subscribing to subscription-based membership services. However, subscription-based paying members enjoy a discount for additional online marketing services. It is an important strategy for us to continue upselling more online marketing services to members who have already purchased the subscription-based membership services. On average, approximately 64.6% of our quarterly paying membership accounts purchased our online marketing services in 2018. This percentage was 4.4% higher than that in 2017. Meanwhile, the total number of average quarterly paying users for online marketing services was 4.2 million in 2018, an increase of 17.0% from that in 2017.

Business users can use our real-time bidding services to bid for the most prominent placement of their listings in specific categories and locations on a cost-per-click (CPC) basis. We have developed a user-friendly bidding system, through which business users can create text- and graphic-based descriptions for their listings and bid on placements of their listings. We set minimum bidding prices based on metrics such as traffic and number of clicks generated by precedent placements. We generate much higher revenues than we otherwise could with the same amount of listing space by attracting more customers and monetize the traffic to their market value.

Business users can also purchase our priority listing services, which place their listings below real-time bidding listings and above the area where regular subscription-based paying members’ listings are displayed. Business users can purchase listing placements of varying duration from several hours to several days to several weeks depending on their need.

We provide display advertisement mainly for primary real estate developers on our Anjuke platform, companies that hire more white-collar staff on our ChinaHR platform and auto manufacturers on our 58Che platform. Our customers use these services to enhance their brand recognition and attract consumer attention. They can be text- or graphic-based displays for varying time periods ranging from several days to several months.

In most cases customers are required to make payment in advance before purchasing our online marketing services, in the form of purchasing virtual online currencies of our platforms. Paying members can log into our account management webpage or mobile app and purchase various online marketing services through an easy-to-use interface. Our account management system enables paying members to review and optimize the performance of their existing listings and to upload and market new listings.

Our field sales and customer service teams stay in regular contact with our customers and play an essential role in promoting our online marketing services to our paying users. Leveraging our expertise in online marketing services, we help our paying users to select the most suitable services to maximize their marketing effectiveness.

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

Other Revenues

Other revenues are primarily derived from selling used goods and providing services on Zhuan Zhuan, our online used goods trading platform and providing offline recruitment services through China HR.

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

Beijing 58, our consolidated affiliated entity, qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law and is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to 2020, so long as it obtains approval from the relevant tax authority and if it is profitable during the period.

Beijing 58 Auto, one of our consolidated variable interest entities, qualified as a “high and new technology enterprise” and is eligible for preferential enterprise income tax rate of 15% from 2013 to 2018, so long as it obtains approval from the relevant tax authority and maintains the “high and new technology enterprise” status and if it is profitable during that period. Beijing 58 Auto will renew its status as “high and new technology enterprises” in 2019.

Wanglin, one of our PRC subsidiaries, qualified as a “high and new technology enterprise” from 2012 to 2020 and obtained its “software enterprise” status in July 2014. The local tax authority granted Wanglin a two-year tax holiday effective from January 1, 2014 followed by a three-year 50% tax rate reduction from January 1, 2016 to December 31, 2018.

Shanghai Ruiting, one of our PRC subsidiaries, qualified as a “high and new technology enterprise” in 2010 and is eligible for preferential enterprise income tax rate of 15% from 2010 to 2018, so long as it obtains approval from the relevant tax authority and maintains the “high and new technology enterprise” status and if it is profitable during that period.

58 Technology, one of our PRC subsidiaries, qualified as a “software enterprise” in December 2014. In March 2016, the local tax authority granted 58 Technology a two-year tax holiday from January 1, 2015 followed by a three-year 50% tax rate reduction from January 1, 2017 to December 31, 2019. 58 Technology obtained “high and new technology enterprise” certificate in 2017.

58 Co., Ltd., one of our consolidated variable interest entities, obtained its certificate as a “high and new technology enterprise” in 2018 and is eligible for a preferential enterprise income tax rate of 15% for the next three years.

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

Pursuant to the “Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances” (Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from January 1, 2018 to December 31, 2020, the cost of newly purchased equipment with the original cost less than RMB5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or the Super Deduction. From January 1, 2018 to December 31, 2020, all Chinese resident enterprises will enjoy the Super Deduction of 175% in accordance with the updated policy promulgated by the Stated Tax Bureau of the PRC. Wanglin, Beijing 58, 58 Technology and Shanghai Ruiting claimed such Super Deduction in ascertaining its tax assessable profits for the years ended December 31, 2016, 2017 and 2018, respectively.

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

We account for the deconsolidation of our subsidiaries by recognizing a gain or loss in net income/(loss) attributable to us in accordance with ASC 810-10-40-5. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair values of any consideration received, the fair values of any retained noncontrolling interests in the subsidiaries being deconsolidated, and the carrying amounts of any noncontrolling interests in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/(loss) attributable to the noncontrolling interests, and (b) the carrying amounts of the assets and liabilities of the subsidiaries being deconsolidated.

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

Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on Testing of Goodwill for Impairment, we first have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If then we decide, as a result of our qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform goodwill impairment testing at the reporting unit level on December 31 annually. No impairment of goodwill was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Long-term Investments

(i)       Equity Investments Accounted for Using the Equity Method

In accordance with ASC 323 Investment-Equity Method and Joint Ventures, we apply the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control. Under the equity method, we initially record the investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. We subsequently adjust the carrying amount of the investment to recognize our proportionate share of each equity investee's net income or loss into consolidated statements of comprehensive income/(loss) after the date of acquisition. We will discontinue applying equity method if the carrying amount of an investment (and additional financial supports to the investee, if any) has been reduced to zero.

When our investment in common stock has been reduced to zero and we have other investments in the investee, we continue to record our share of income or loss in the equity investees in our consolidated statements of comprehensive income/(loss) to the extent of and as an adjustment to the adjusted basis of the other investments in the investee. The order in which those equity method income or loss should be applied to the other investments shall follow the seniority of the other investments (that is, priority in liquidation). In such instances, we recognize investee income or loss based on the ownership level of the particular investee security or loan/advance held by us.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. We consider subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity’s common stock.

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, stock prices of public companies in which we have an equity investment, current economic and market conditions, operating performance of investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income/(loss). No impairment was recorded for equity method investments for the years ended December 31, 2016, 2017 and 2018.

(ii)       Equity Investment with Readily Determinable Fair Values

Due to the adoption of ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), on January 1, 2018, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through the consolidated statements of comprehensive income/(loss). There will no longer be an available-for-sale classification (changes in fair value previously reported in other comprehensive income) for equity securities with readily determinable fair values.

Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting dates. We classify the valuation techniques that use these inputs as Level 1 of fair value measurements.

(iii)       Equity Investments without Readily Determinable Fair Values

Prior to adopting ASU 2016-01 on January 1, 2018, for those investments over which the Group does not have significant influence and without readily determinable fair value, the Group carried the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings.

Based on ASU 2016-01, we will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method either at fair value with changes in fair value recognized in net income or at cost less impairment, adjusted for subsequent observable price changes (“measurement alternative”). An election to measure an equity security shall be made for each investment separately. If we elect to use this measurement alternative method, we should report changes in the carrying value of the equity investments in current earnings.

If this measurement alternative is elected, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

For each reporting period, we would make a qualitative assessment considering impairment indicators to evaluate whether the equity investment without a readily determinable fair value is impaired. Impairment indicators that we consider include, but are not limited to, 1) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, 2) a significant adverse change in the regulatory, economic, or technological environment of the investee, 3) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, 4) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment, and 5) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

When indicators of impairment exist, we prepare quantitative assessments of the fair value of the equity investments using both the market and income approaches which require judgment and the use of estimates, including discount rates, investee revenues and costs, and comparable market data of private and public companies, among others. When the assessment indicates that an impairment exists, we will include an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

Because the investees’ operation metrics did not meet the expectations, we recorded RMB142.1 million, RMB37.3 million for the cost method investments for the years ended December 31, 2016 and 2017, respectively. We recorded RMB40.0 million impairments for investments accounted for under the cost less impairment adjusted for subsequent observable price changes method for the year ended December 31, 2018. The impairment was recorded in “investment income/(loss), net” in the our consolidated statements of comprehensive income/(loss).

(iv)       Non-marketable equity security held by our investment company

In accordance with ASC 946-320 Financial Services—Investment Companies, Investments—Debt and Equity Securities, we account for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured periodically in accordance with ASC 820.

Revenue Recognition

We adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, applying the modified retrospective method to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018 were presented under ASC 606, while revenues for the year ended December 31, 2016 and 2017 were not adjusted and continued to be reported under ASC 605. The adoption had no material impact on our accumulated deficit as of January 1, 2018 and our consolidated financial statements for the year ended December 31, 2018.

We generate revenues primarily from membership and online marketing services. We sell these services through our direct sales teams, third-party sales agencies and online self-serve channels. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to our customers, in an amount of consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;
•	identification of the performance obligations in the contract;
•	determination of the transaction price;
•	allocation of the transaction price to the performance obligations in the contract; and
•	recognition of revenue when, or as, we satisfy a performance obligation.

Our revenues have been subject to value added tax (“VAT”). To record VAT payable, we use the net presentation method, which presents the difference between the output VAT on goods sold or taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

Membership. A membership is a basic services package mainly consisting of the following services: customer certification, display of an online storefront on our platforms, preferential listing benefits such as limited daily priority listings and higher limit for free daily listings, and access to our dedicated customer service support team and online account management system. As the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as customer advances. When a specific subscription-based membership service is selected and activated, the amount related to the membership service is transferred to deferred revenues, and revenue is recognized ratably over the membership period as the service is rendered.

Online marketing services. Our online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple performance obligation, revenues are allocated to each performance obligation. We allocate arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price of us.

E-commerce services. Our e-commerce services refer to services provided to the real estate developers such as sale of discount coupons with which home buyers use to buy properties at a discounted price. It might also include tours to visit the properties, onsite promotion activities and other services relating to property purchases. The coupon purchased by prospective home buyers is refundable before a purchase of the specified properties and prior to the expiry date of the coupon. We recognize revenues when home buyers apply the discount coupon to pay for the purchase price of the specified properties from real estate developers. Cash received in advance of the purchase of specified properties is recorded as customer advances, as a type of contract liability.

Other revenues. Other revenues are primarily derived from selling used goods and providing services on Zhuan Zhuan, our online used goods trading platform and providing various online to offline recruitment services. We recognize other revenue when the related services are rendered or goods are sold.

For all other arrangements that include multiple performance obligations, we would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered, we recognize a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between our performance and the customer’s payment.

We will recognize an account receivable in our consolidated balance sheets when we perform a service or transfers a good in advance of receiving consideration and if we have the unconditional right to receive consideration. Accounts receivable is presented netting of the allowance for doubtful accounts. Accounts receivable as of December 31, 2017 and 2018 were RMB667.8 million and RMB917.4 million, respectively. We do not have any capitalized contract cost.

Contract liabilities are recognized if we receive consideration in advance of performance. Customers pay in advance to purchase membership services and online marketing services. The cash proceeds received from customers are initially recorded as customer advances and then transferred to deferred revenues when they are used to purchase desired services. We had customer advances and deferred revenues balances of RMB3.5 billion and RMB3.8 billion as of December 31, 2017 and December 31, 2018, respectively. The majority of the balances as of December 31, 2017 were recognized as revenue in the year ended December 31, 2018. Due to the generally short-term duration of the relevant contracts, a majority of the receipts in advance and deferred revenues are recognized in the following reporting period. The increase in the customer advances and deferred revenues balance was primarily driven by cash payments received in advance of satisfying performance obligations.

Practical Expedients

We generally expense sales commissions when incurred for all contracts with the contract terms of one year or less. These costs are recorded within sales and marketing expenses.

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, we have determined that our contracts generally do not include a significant financing component.

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

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive income/(loss). We did not have any interests or penalties associated with tax positions as of December 31, 2016, 2017 and 2018. In addition, we did not have any significant unrecognized uncertain tax positions as of December 31, 2016, 2017 and 2018.

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

Share-Based Compensation

We have incentive plans for the granting of share-based awards, including share options, restricted share units (“RSUs”) and restricted shares (“RSs”), to our employees and directors. Share-based compensation expenses are recognized as costs and expenses on a straight-line basis over the vesting period in the consolidated statements of comprehensive income/(loss) based on the fair value of the related share-based awards on their grant date, if no performance conditions are required. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved and should not be accrued if it is not probable that the performance condition will be achieved. As a result, we recognize no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

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

We adopted an employee stock option plan in March 2010, or the 2010 Plan. The maximum number of shares in respect of which share awards may be granted under the 2010 Plan is 20,173,225. The 2010 Plan will terminate automatically 10 years after its adoption, unless terminated earlier by our shareholders’ approval.

We also adopted a share incentive plan in September 2013, or the 2013 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 shares as of the date of its adoption. The 2013 Plan contains an evergreen provision, pursuant to which the number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by our board of directors. The annual general meeting of our shareholders held on December 17, 2015, further increased the maximum aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan by 1,240,500 Class A ordinary shares and 7,000,000 Class B ordinary shares. Taking into account the automatic increases at the beginning of 2015 through 2019 pursuant to the evergreen provision of the 2013 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan increased to 31,133,369 ordinary shares, consisting of 24,133,369 Class A ordinary shares and 7,000,000 Class B ordinary shares, as of the date of this annual report.

Zhuan Spirit Holdings Limited, or Zhuan Zhuan Holding, adopted its 2017 Share Incentive Plan in September 2017, or the Zhuan Zhuan 2017 Plan. The Zhuan Zhuan 2017 Plan permits the grant of options, restricted shares, restricted share units to the directors, employees and consultants of Zhuan Zhuan Holding.

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

Restricted share units

RSUs issued to our employees are measured based on the grant date fair value of the underlying ordinary shares and recognized as compensation expense based on the straight-line vesting method, net of estimated forfeitures, over the requisite service period, with a corresponding impact reflected in additional paid-in capital.

Recent Accounting Pronouncements

See Item 17 of Part III, “Financial Statements—Note 2—Summary of significant accounting policies— Recently issued accounting pronouncements.”

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

We have consolidated Anjuke since March 2015 and Ganji since August 2015.

58 Home, a subsidiary that operates a mobile-based transactional platform for home services, has been de-consolidated from our consolidated financial results following its series A financing since November 27, 2015. We shared 87.9% net loss of 58 Home according to the ordinary share ownership since November 27, 2015. Since January 2018, the carrying amount of our investment in 58 Home ordinary shares was reduced to zero as a result of the accumulated losses picked up from 58 Home. We continued to share net loss in 58 Home to the extent of our investment in 58 Home’s preference share ownership at 3.3% since January 2018 and started to share net loss of 58 Home at 5.0% when 58 Freight Inc. completed its equity financing in August 2018.

Guazi, a subsidiary that operates our C2C used car trading platform, was de-consolidated on December 31, 2015. As our investment in Guazi was accounted for using cost method, and measurement alternative since we adopted ASU 2016-01 since January 1, 2018, we did not recognize a proportionate share of the reported earnings or losses of Guazi for the years ended December 31, 2016, 2017 and 2018.

Prior to the dates when these businesses were de-consolidated, their financial results were part of our consolidated financial results.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	7,592,127	10,068,780	13,137,815	1,914,241
Cost of revenues(1)	(707,237)	(925,497)	(1,437,795)	(209,493)
Gross profit	6,884,890	9,143,283	11,700,020	1,704,748
Operating expenses(1):
Sales and marketing expenses	(4,941,380)	(5,212,360)	(6,861,845)	(999,803)
Research and development expenses	(1,107,897)	(1,368,441)	(1,702,748)	(248,098)
General and administrative expenses	(601,906)	(766,017)	(748,766)	(109,099)
Total operating expenses	(6,651,183)	(7,346,818)	(9,313,359)	(1,357,000)
Income from operations	233,707	1,796,465	2,386,661	347,748
Other income/(expenses), net	(1,057,650)	(260,534)	42,102	6,134
Income/(loss) before income tax	(823,943)	1,535,931	2,428,763	353,882
Income taxes benefits/(expenses)	50,980	(146,689)	(299,705)	(43,668)
Net income/(loss)	(772,963)	1,389,242	2,129,058	310,214

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	490	3,278	6,354	926
Sales and marketing expenses	59,017	69,926	90,919	13,247
Research and development expenses	98,515	126,116	182,410	26,578
General and administrative expenses	108,553	151,249	183,191	26,692
Total	266,575	350,569	462,874	67,443

The following table sets forth the results of operations for the periods indicated, as percentages of revenues.

	For the Year Ended December 31,
	2016	2017	2018
	(% of revenues)
Revenues	100.0	100.0	100
Cost of revenues	(9.3)	(9.2)	(10.9)
Gross profit	90.7	90.8	89.1

Operating expenses:
Sales and marketing expenses	(65.1)	(51.8)	(52.2)
Research and development expenses	(14.6)	(13.6)	(13.0)
General and administrative expenses	(7.9)	(7.6)	(5.7)
Total operating expenses	(87.6)	(73.0)	(70.9)
Income from operations	3.1	17.8	18.2
Other income/(expenses), net	(13.9)	(2.6)	0.3
Income/(loss) before income tax	(10.8)	15.2	18.5
Income taxes benefits/(expenses)	0.6	(1.4)	(2.3)
Net income/(loss)	(10.2)	13.8	16.2

Comparison of the Years Ended December 31, 2016, 2017 and 2018

Revenues

The following table sets forth the principal components of our revenues, both as absolute amounts and as percentages of total revenues, and year-over-year changes, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018			2017 vs. 2016	2018 vs. 2017
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue	% of change	% of change
	(in thousands, except for % data)
Membership	2,951,135	38.9	3,789,524	37.6	4,399,058	640,963	33.5	28.4	16.1
Online marketing services	4,363,777	57.5	5,978,491	59.4	8,282,593	1,206,812	63.0	37.0	38.5
E-commerce services	166,753	2.2	73,941	0.7	72,596	10,578	0.6	(55.7)	(1.8)
Other revenues	110,462	1.4	226,824	2.3	383,568	55,888	2.9	105.3	69.1
Total revenues	7,592,127	100.0	10,068,780	100.0	13,137,815	1,914,241	100.0	32.6	30.5

Membership

Membership revenues were RMB3.0 billion, RMB3.8 billion and RMB4.4 billion, representing 38.9%, 37.6% and 33.5% of revenues in 2016, 2017 and 2018, respectively. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts. The total number of average quarterly subscription-based paying membership accounts on our platforms, which include 58, Anjuke and Ganji, increased from approximately 2.0 million in 2016 to 2.5 million in 2017 and further to 2.8 million in 2018. See “Item 4. Information on the Company — B. Business Overview — 58 Core Business Service Offerings – 58 Core Business Services for business users – Paid premium services to business users – Subscription-based membership services” for details of subscription-based paying membership.

2018 compared to 2017. Our membership revenues increased from RMB3.8 billion in 2017 to RMB4.4 billion in 2018, representing an increase of 16.1%. The increase was primarily driven by an increase in the number of subscription-based paying membership accounts and an increase in prices of membership services sold. The average quarterly subscription-based paying membership accounts were approximately 2.5 million in 2017 and 2.8 million in 2018. We experienced growth in the number of subscription-based paying membership accounts across most of the content categories, particularly in our real estate and jobs categories in 2018. Subsequent to the Ganji transaction in 2015, we continued to reduce discounts for both 58 and Ganji brands, which contributed to the increase in net price of membership across all categories. We also raised list prices for jobs category membership packages in the first quarter of 2018 when our traffic grows rapidly and the market was overall positive.

2017 compared to 2016. Our membership revenues increased from RMB3.0 billion in 2016 to RMB3.8 billion in 2017, representing an increase of 28.4%. The increase was primarily driven by an increase in the number of subscription-based paying membership accounts. On our 58, Ganji and Anjuke platforms, the increase in membership revenues was primarily due to the increase in average quarterly subscription-based paying membership accounts from approximately 2.0 million in 2016 to approximately 2.5 million in 2017. We experienced growth in the number of subscription-based paying membership accounts across most of the content categories, particularly in our jobs categories in 2017. Subsequent to the Ganji transaction in 2015, we continued to reduce discounts for both 58 and Ganji brands, which contributed to the increase in net price of membership across all categories. We also raised list prices for Jobs category membership packages as our traffic grows rapidly and the market was overall positive throughout most of 2017.

Online Marketing Services

Revenues from online marketing services were RMB4.4 billion, RMB6.0 billion and RMB8.3 billion, representing 57.5%, 59.4% and 63.0% of our revenues in 2016, 2017 and 2018, respectively. In addition to subscription-based membership services, which we position as a basic entry-level package services for business users, we aspire to provide various additional online marketing services to meet the customers’ various needs typically beyond what have already been addressed by subscription-based membership services. Online marketing services are generally more flexible to meet needs for customers of different scales, at different times and in different ways. In addition, we continue to try to better leverage technology, including our big data and AI capability, and product design to improve matching between users and information in order to help our business users get more traffic and higher quality leads from their marketing efforts. These innovative and effective services have continued to attract more business users and increased average spending per paying user, which also enhances our ability to more efficiently monetize our substantial traffic. Therefore, while developing and retaining subscription-based members is important, growing online marketing services is of higher priority, and where we will continue to dedicate relatively more resources, especially on products and research and development. See “Item 4. Information on the Company — B. Business Overview — 58 Core Business Service Offerings – 58 Core Business Services for business users – Paid premium services to business users – Online marketing services” for details of online marketing services.

2018 compared to 2017. Our online marketing services revenues increased from RMB6.0 billion in 2017 to RMB8.3 billion in 2018, representing an increase of 38.5%. The increase was primarily driven by the increase in the total number of average quarterly paying users for online marketing services by 17.0% to 4.2 million in 2018. Online marketing services paying users are a subset of paying users, and refer to users who have purchased at least one of our various online marketing services. The increase in the total number of average quarterly paying users for online marketing services was due to increasing adoption and effectiveness of our various online marketing services such as real-time bidding, priority listing and various other online marketing services.

2017 compared to 2016. Our online marketing services revenues increased from RMB4.4 billion in 2016 to RMB6.0 billion in 2017, representing an increase of 37.0%. The increase was primarily driven by the increasing adoption and effectiveness of our various online marketing services such as real-time bidding, priority listing and various other online marketing services.

E-commerce Services

Revenues from e-commerce services were RMB166.8 million, RMB73.9 million and RMB72.6 million, representing approximately 2.2%, 0.7% and 0.6% of our revenues in 2016, 2017 and 2018, respectively, all of which were contributed by the Anjuke business that we acquired in March 2015. It mainly related to our sale of discount coupons for primary real estate projects.

Other Revenues

Other revenues were RMB110.5 million, RMB226.8 million and RMB383.6 million, representing approximately 1.4%, 2.3% and 2.9% of our total revenues in 2016, 2017 and 2018, respectively. In 2016, other revenues were mainly contributed by ChinaHR offline recruitment services. In 2017 and 2018, other revenues were mainly attributable to revenues from selling used goods and services on Zhuan Zhuan, our online used goods trading platform and providing offline recruitment services through ChinaHR.

Cost of Revenues

Cost of revenues primarily consists of (i) costs of goods sold and services rendered in various platforms of the Company, (ii) traffic acquisition cost paid to 58.com advertising union partner, and (iii) expenses associated with the operation of platforms, such as data center bandwidth fees, depreciation and maintenance expenses for computers, servers and other equipment, short message services (“SMS”) costs, salaries, bonuses, benefits and share-based compensation expense relating to web operation and information quality control personnel.

We expect that our cost of revenues will increase in absolute amounts as we further grow our user base and expand our revenue-generating services.

For the share-based compensation charges included in cost of revenues, see “— Critical Accounting Policies — Share-Based Compensation” for more information.

2018 compared to 2017. Our cost of revenues was RMB1,437.8 million in 2018, an increase of 55.4% from RMB925.5 million in 2017. The increase in cost of revenues was primarily driven by increases in costs of goods and services sold on Zhuan Zhuan, Anjuke and ChinaHR platforms, traffic acquisition costs paid to 58’s advertising union partners and salaries and benefits primarily for information quality control teams.

2017 compared to 2016. Our cost of revenues was RMB925.5 million in 2017, an increase of 30.9% from RMB707.2 million in 2016. The increase in cost of revenues was primarily driven by increases in salaries and benefits as a result of headcount increase, costs of used goods sold, other type of website maintenance-related costs and depreciation expenses.

Gross Profit

The following table sets forth our gross profit and gross margin for the periods indicated

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for % data)
Gross profit	6,884,890	9,143,283	11,700,020	1,704,748
Gross margin	90.7%	90.8%	89.1%	89.1%

2018 compared to 2017. Our gross profit increased from RMB9.1 billion in 2017 to RMB11.7 billion in 2018, representing an increase of 28.0%. The increase in gross profit was primarily attributable to the increases in membership revenues and online marketing services revenues, while our gross margin for 2018 slightly decreased compared with 2017.

2017 compared to 2016. Our gross profit increased from RMB6.9 billion in 2016 to RMB9.1 billion in 2017, representing an increase of 32.8%. The increase in gross profit was primarily attributable to the significant increases in membership revenues and online marketing services revenues from our classified business, while our gross margin for 2017 was generally stable compared with 2016.

Operating Expenses

Our operating expenses consist of sales and marketing expenses, research and development expenses and general and administrative expenses. The following table sets forth our operating expenses, both as absolute amounts and as percentages of our revenues, and year-over-year changes, for the periods indicated.

	For the Year Ended December 31,
	2016		2017		2018			2017 vs. 2016	2018 vs. 2017
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue	% of change	% of change
	(in thousands, except for % data)
Sales and marketing expenses	4,941,380	65.1	5,212,360	51.8	6,861,845	999,803	52.2	5.5	31.6
Research and development expenses	1,107,897	14.6	1,368,441	13.6	1,702,748	248,098	13.0	23.5	24.4
General and administrative expenses	601,906	7.9	766,017	7.6	748,766	109,099	5.7	27.3	(2.3)
Total operating expenses	6,651,183	87.6	7,346,818	73.0	9,313,359	1,357,000	70.9	10.5	26.8

Our sales and marketing expenses, research and development expenses and general and administrative expenses include share-based compensation charges. See “— Critical Accounting Policies — Share-Based Compensation” for more information.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of advertising expenses and non-advertising expenses.

Advertising expenses include online traffic acquisition expenses from mobile and PC channels, including pre-installation of apps in smart phones, fees paid for app downloads from OEM and third-party app markets and various other platforms, including new feed and search engines and offline brand advertising which are mainly for attracting consumer users. See “Item 4. Information on the Company — B. Business Overview — Marketing and Brand Promotion” for more details.

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

	For the Year Ended December 31,
	2016		2017		2018			2017 vs. 2016	2018 vs. 2017
	RMB	% of revenue	RMB	% of revenue	RMB	US$	% of revenue	% of change	% of change
	(in thousands, except for % data)
Advertising expenses	2,040,020	26.9	2,087,066	20.8	3,309,560	482,218	25.2	2.3	58.6
Non-advertising sales and marketing expenses	2,901,360	38.2	3,125,294	31.0	3,552,285	517,585	27.0	7.7	13.7
Total sales and marketing expenses	4,941,380	65.1	5,212,360	51.8	6,861,845	999,803	52.2	5.5	31.6

Since the consolidation of Ganji in August 2015, as competition in online classifieds space subsided, we have been exercising tighter control on advertising expenses and sales and services headcount increase and focusing more on platform product-driven enhancement and providing better tools and management guidance to increase the efficiency of the teams. However, in recent years, the competition on user acquisition, especially for app users, has increased in the broader internet sector in China. To support longer term platform growth, we will continue to make appropriate sales and marketing investments in different business lines depending on the stage of the businesses and market environment, while we continue to make progress on sales and customer service automation and customer self-serve products to increase our sales and customer service teams’ efficiency. The sales and marketing expenses as a percentage of revenues declined from 65.1% for 2016, to 51.8% for 2017 and 52.2% for 2018.

The advertising expenses charged by Tencent, a related party of our company, amounted to RMB351.1 million, RMB422.3 million and RMB621.6 million for the years ended December 31, 2016, 2017 and 2018, respectively.

We expect that our sales and marketing expenses will increase in absolute amounts going forward as we continue to see opportunities in attracting more users and launch new services, particularly on mobile internet through our advertising campaigns.

2018 compared to 2017. Our sales and marketing expenses increased from RMB5.2 billion in 2017 to RMB6.9 billion in 2018, representing an increase of 31.6%. Our advertising expenses increased from RMB2.1 billion in 2017 to RMB3.3 billion in 2018, representing an increase of 58.6%, which was primarily due to an increase in mobile traffic acquisition expenses, particularly for mobile apps such as 58, Anjuke and Zhuan Zhuan. Our non-advertising sales and marketing expenses increased from RMB3.1 billion in 2017 to RMB3.6 billion in 2018, representing an increase of 13.7%. The increase was primarily related to field sales and customer service personnel commissions and salaries for core businesses and marketing and promotional expenses for relatively newly incubated businesses such as 58 Town and Zhuan Zhuan.

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

2018 compared to 2017. Research and development expenses increased from RMB1.4 billion in 2017 to RMB1.7 billion in 2018, representing an increase of 24.4%. The increase was primarily attributable to increases in salaries and benefits and share-based compensation expenses as a result of increases in salary and bonus and growth in headcount of our research and development personnel for the development of new features and services.

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

2018 compared to 2017. Our general and administrative expenses were RMB748.8 million in 2018, which was generally stable compared with RMB766.0 million in 2017.

2017 compared to 2016. Our general and administrative expenses increased from RMB601.9 million in 2016 to RMB766.0 million in 2017, representing an increase of 27.3%. The increase was primarily driven by an increase in salaries, share-based compensation expenses and other administrative related expenses.

Income from operations

The following table sets forth our operating profit and operating margin for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for % data)
Income from operations	233,707	1,796,465	2,386,661	347,748
Operating margin	3.1%	17.8%	18.2%	18.2%

We had an operating income of RMB2.4 billion for 2018, compared with an operating income of RMB1.8 billion for 2017 and an operating income of RMB233.7 million for 2016. Our operating margin was 18.2% for 2018, compared with the operating margin of 17.8% and 3.1%, respectively, for 2017 and 2016. The increase in our operating profit and operating margin was primarily due to the significant increase in revenues and more stringent control in costs and expenses.

Other income/(expenses)

Other income/(expenses) mainly consisted of share of results of equity investees, investment income/(loss), interest income and expenses, gain on disposal of businesses, government subsidies and foreign currency exchange gain/(loss).

We had other expenses of RMB1.1 billion and RMB260.5 million for the year ended December 31, 2016 and 2017, respectively. For the year ended December 31, 2018, we had other income of RMB42.1 million. Other income in 2018 mainly included investment income of RMB194.1 million from short-term commercial bank investment products we purchased with our surplus cash, partially offset by loss in change in fair value of long-term investments of RMB139.3 million, which was primarily due to a decrease in share price of a publicly traded company in which we hold a minority stake, and share of loss of equity investees amounted to RMB91.5 million, which was primarily related to equity pick-up from 58 Home, our non-consolidated subsidiary.

58 Home equity pick up decreased significantly in 2018 largely because of the change in the percentage of ownership used in calculating the equity pick up. We shared 87.9% net loss of 58 Home according to the ordinary share ownership since November 27, 2015. Since January 2018, the carrying amount of our investment in 58 Home ordinary shares was reduced to zero as a result of the accumulated losses picked up from 58 Home. We continued to share net loss in 58 Home to the extent of our investment in 58 Home’s preference share ownership at 3.3% since January 2018 and started to share net loss of 58 Home at 5.0% when 58 Freight Inc. completed its equity financing in August 2018.

Other expenses in 2017 was mainly a RMB687.4 million share of loss of equity investees, which primarily consisted of a RMB663.2 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on our company’s ordinary shareholding in 58 Home, partially offset by investment income of RMB342.2 million from disposal of long-term investments and short-term commercial bank investment products we purchased with our surplus cash and government subsidies of RMB81.4 million.

Other expenses in 2016 was mainly a RMB926.7 million share of losses of equity investees, which primarily consisted of a RMB923.3 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on the Company’s ordinary shareholding in 58 Home.

Income tax benefits/(expenses)

Income tax expense was RMB299.7 million for the year ended December 31, 2018, compared to an income tax expense of RMB146.7 million for the year ended December 31, 2017, and an income tax benefit of RMB51.0 million for the year ended December 31, 2016. The significant increase in income tax expense in both 2017 and 2018 is due to significant increases in our profits in those two years.

Net income/(loss)

As a result of the foregoing, we had a net income of RMB2.1 billion for 2018, compared to a net income of RMB1.4 billion and a net loss of RMB773.0 million, respectively, for 2017 and 2016.

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

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2016, 2017 and 2018 were increases of 2.1%, 1.6% and 2.1%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents, term deposits and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Our financing activities in the past three years include various loan borrowings. In April 2016, we repaid in full a US$275.0 million loan from Tencent with a loan from China Merchants Bank Co., Ltd., or CMB Bank. The US$275.0 million loan obtained in April 2016 from CMB Bank was secured by 12.4 million Class B ordinary shares owned by Mr. Jinbo Yao, our chairman of board of directors and chief executive officer. We fully repaid this US$275.0 million loan from CMB Bank in April 2017 and all the Class B ordinary shares pledged as security were released accordingly.

As of December 31, 2018, our outstanding bank borrowings include the following:

(i)	RMB75.0 million obtained in December 2016 from Shanghai Pudong Development Bank Co., Ltd., or Pudong Bank, which was secured by one of our office buildings as collateral and early repaid in January 2019 using our own funds; and

(ii)	US$107.5 million obtained in April 2017 from CMB Bank, which was secured by a two-year RMB-denominated term deposit amounted to RMB792.0 million and repaid in April 2019 using our own funds.

We had net cash provided by operating activities of RMB1.9 billion, RMB2.8 billion and RMB3.8 billion in 2016, 2017 and 2018, respectively. The increase in net cash provided by operating activities in 2017 and 2018 was primarily contributed by increased revenues and improved cost control after Anjuke’s and Ganji’s businesses were fully integrated into our own.

As of December 31, 2018, we had cash and cash equivalents, restricted cash and short-term investments totaling RMB7.8 billion. These included (i) RMB2.4 billion in cash and cash equivalents, which primarily consisted of cash, demand deposits and highly liquid investments placed with banks or other financial institutions that have original maturities of three months or less, (ii) RMB812 million in restricted cash, which primarily consisted of cash legally restricted from withdrawal and cash pledged with commercial banks for our bank loans, and (iii) RMB4.6 billion in short-term investments, placed with banks with terms between three months to one year.

As of December 31, 2018, our current assets exceeded our current liabilities by RMB2.2 billion, and we had retained earnings of RMB439.5 million. For the year ended December 31, 2018, we had a net income attributable to 58.com Inc. ordinary shareholders of RMB2.0 billion.

Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities. We believe our current cash and cash equivalents and anticipated cash flow from operations provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next 12 months from the date of this annual report. We may, however, need additional cash resources in the future if we experience changes in business, financial conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand, we may seek to issue debt or equity securities or obtain additional credit facilities.

Although we consolidate the results of our consolidated variable interest entities and their subsidiaries, our access to cash balances or future earnings of these entities is only through our contractual arrangements with them and their shareholders. See “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements” and “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from using the proceeds of our securities offerings to make additional capital contributions or loans to our PRC subsidiaries.”

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2016	2017	2018
	RMB	RMB	RMB	US$
	(in thousands, except for % data)
Net cash provided by/(used in):
Operating activities	1,887,849	2,779,880	3,799,581	553,616
Investing activities	(2,799,529)	(3,210,290)	(3,086,965)	(449,785)
Financing activities	58,631	571,076	46,920	6,836
Effect of exchange rate changes on cash, cash equivalents and restricted cash	35,623	(82,731)	29,610	4,315
Net increase/(decrease) in cash, cash equivalents and restricted cash	(817,426)	57,935	789,146	114,982

Operating Activities

Net cash provided by operating activities was RMB3.8 billion in 2018. Our net cash provided by operating activities in 2018 reflected a net income of RMB2.1 billion, adjusted by (i) the add back of non-cash items mainly consisting of share-based compensation expenses of RMB462.9 million, depreciation and amortization expenses of RMB413.1 million, fair value change of long-term investments of RMB139.3 million, share of results of equity investees of RMB91.5 million, impairment loss of long-term investments of RMB40.0 million, allowance for doubtful accounts of RMB6.0 million, and (ii) partially offset by change in deferred income taxes of RMB70.4 million, gain from investment income of RMB24.3 million, income from disposal of property and equipment of RMB3.2 million, and foreign currency exchange income of RMB0.6 million. The RMB585.0 million increase in operating assets and liabilities, net of acquisitions and disposals mainly arises from an increase in accounts payable of RMB268.8 million, an increase in deferred revenues of RMB224.6 million, an increase of salary and welfare payable of RMB106.5 million, an increase of customer advances of RMB99.6 million, an increase in taxes payable of RMB64.2 million, a decrease in prepayment and other assets of RMB52.7 million, an increase in accrued expenses and other liabilities of RMB29.8 million, partially offset by an increase in accounts receivable of RMB261.2 million.

Net cash provided by operating activities was RMB2.8 billion in 2017. Our net cash provided by operating activities in 2017 reflected a net income of RMB1.4 billion, adjusted by (i) the add back of non-cash items mainly consisting of share of results of equity investees of RMB687.4 million, depreciation and amortization expenses of RMB435.6 million, share-based compensation expenses of RMB350.6 million, impairment loss of long-term investments and other non-current assets of RMB37.3 million, allowance for doubtful accounts of RMB16.8 million, and (ii) partially offset by gain from investment income of RMB319.7 million and change in deferred income taxes of RMB65.8 million. The RMB197.0 million increase in operating assets and liabilities, net of acquisition and disposals mainly arises from an increase in deferred revenues of RMB285.4 million, an increase in accrued expenses and other liabilities of RMB238.6 million, an increase in customer advances of RMB129.4 million, an increase in taxes payable of RMB122.7 million, an increase in accounts payable of RMB40.5 million, partially offset by an increase in prepayment and other assets of RMB345.3 million, an increase in accounts receivable of RMB260.3 million, a decrease in salary and welfare payable of RMB13.9 million.

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

Our net cash used in investing activities in 2018 was RMB3.1 billion, primarily due to RMB26.5 billion used in the purchase of short-term commercial bank investment products, RMB1.8 billion used in the purchase of long-term investments, RMB183.7 million used in the purchase of property and equipment and intangible assets, and RMB9.8 million paid for acquisitions of other subsidiaries, net of acquisition of cash, which were partially offset by RMB25.3 billion of proceeds from maturity of short-term commercial bank investment products, RMB22.0 million received due to deconsolidation and disposal of businesses, and RMB16.5 million received from disposal of long-term investments.

Our net cash used in investing activities in 2017 was RMB3.2 billion, primarily due to RMB18.5 billion used in the purchase of short-term commercial bank investment products, RMB467.4 million used in the purchase of long-term investments, RMB330.2 million decrease due to deconsolidation and disposal of businesses, RMB121.3 million used in the purchase of property and equipment and intangible assets, RMB91.9 million paid for step-acquisition of Ganji, net of acquisition of cash, and RMB15.8 million paid to term deposits and other advances, which were partially offset by RMB15.9 billion of proceeds from maturity of short-term commercial bank investment products, RMB353.5 million received from disposal of long-term investments, and RMB61.2 million proceeds from maturity of term deposits.

Our net cash used in investing activities in 2016 was RMB2.8 billion, primarily due to RMB9.7 billion used in the purchase of short-term commercial bank investment products, RMB1.5 billion related to our investment in Ganji, RMB190.9 million related to our acquisition of Anjuke , RMB213.1 million used in the purchase of property and equipment and intangible asset, RMB168.7 million used in the purchase of long-term investments and RMB181.2 million paid to term deposits and other advances, which were partially offset by RMB9.1 billion of proceeds from the maturity of short-term investments in 2016.

Financing Activities

Net cash provided by financing activities primarily consists of net proceeds from the issuance of ordinary and preference shares as well as borrowing from an existing shareholder.

Our net cash provided by financing activities in 2018 was RMB46.9 million, and primarily consisted of RMB82.4 million received on behalf of a related party, RMB80.0 million of capital injection from noncontrolling interest shareholder, and RMB13.5 million proceeds from exercise of share options, which were partially offset by RMB75.0 million repayment of loan to Pudong Bank and RMB49.8 million paid for acquisitions of noncontrolling interests, net of acquisition of cash.

Our net cash provided by financing activities in 2017 was RMB571.1 million, and primarily consisted of RMB1.4 billion of proceeds from the issuance of preferred shares by Zhuan Zhuan to Tencent, RMB740.1 million of proceeds from long-term loans, RMB164.6 million contribution from noncontrolling interest holders, and RMB100.9 million of proceeds from exercise of share options, which was partially offset by RMB1.8 billion repayment of short-term loans to CMB Bank.

Our net cash provided by financing activities in 2016 was RMB58.6 million, primarily consisted of proceeds from short-term bank borrowing of RMB2.9 billion from CMB Bank, repayment of RMB1.2 billion short-term bank borrowing from CMB Bank, cash paid by employees for their exercise of share options of RMB21.1 million and cash contributed by noncontrolling shareholders of affiliated PRC companies of RMB28.2 million, which were partially offset by proceeds from long-term bank borrowing of RMB150.0 million from Pudong Bank, and repayment of RMB1.8 billion short-term borrowing from Tencent.

Capital Expenditures

We had capital expenditures of RMB213.1 million, RMB121.3 million and RMB183.7 million in 2016, 2017 and 2018, respectively. Our capital expenditures were primarily for the purchase of servers and other equipment. Our capital expenditures have been primarily funded by net cash provided by financing activities and operating activities.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our wholly owned subsidiaries and consolidated variable interest entities in China. As a result, our ability to pay dividends to our shareholders depends upon dividends paid by our PRC subsidiaries. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our consolidated variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and consolidated variable interest entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to staff welfare and bonus funds at its discretion. These reserve funds and staff welfare and bonus funds are not distributable as cash dividends. Most of our PRC subsidiaries and consolidated variable interest entities have incurred accumulated losses. Our PRC subsidiaries have never paid dividends and do not plan to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development

As of December 31, 2018, we had approximately 3,600 product development and engineering professionals who focus on developing products to deliver and enhance user experience. We have developed a robust technology platform capable of efficiently processing large amounts of data, screening the relevance and credibility of information, and delivering a superior search indexing function. Our system is built on a distributed, load balanced computing infrastructure, which is highly scalable and reliable. This allows us to expand processing capacity and add new features and functionalities efficiently without incurring significant additional costs.

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. As of March 31, 2019, we held 66 patents and had applied for the registration of 653 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2019, we had registered 324 computer software copyrights and 125 artwork copyrights in China, and had registered 40 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 1,455 trademarks, including , and , in China, excluding those relating to 58 Home.

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2018 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2018:

	Payment Due by Period
	Total	Less than 1 year	2–3 years	4–5 years	More than 5 years
	(in thousands of RMB)
Facilities and offices rental commitments	438,272	187,581	170,306	30,823	49,562
Server custody and bandwidth fee commitments	37,827	37,827	-	-	-
Advertising commitments	54,681	54,681	-	-	-
Bank loans and accrued interest payable	820,750	820,750	-	-	-
Total	1,351,530	1,100,839	170,306	30,823	49,562

In December 2016, we obtained a three-year interest bearing loan of RMB150.0 million from Pudong Bank, which was secured by one of our office buildings as collateral. The proceeds from this loan were used to build a local life information cloud platform based on big data. We repaid RMB75.0 million in 2018 and early repaid the remaining RMB75.0 million in January 2019 using our own funds.

In April 2017, we obtained a two-year interest-bearing loan of US$107.5 million from CMB Bank, which was secured by two-year term deposits of RMB792.0 million. We used the proceeds from this loan to repay the remaining outstanding balance under our April 2016 short-term loan from CMB Bank. We repaid US$107.5 million principal amount and accrued interest in April 2019 using our own funds.

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

Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or implicitly, in any of the forward-looking statements in this annual report on Form 20-F. Potential risks and uncertainties include, but are not limited to, our goals and strategies, our future business development, financial condition and results of operations, ability to retain and grow our user base and network of business users for our online platforms, the growth of, and trends in, the markets for our services in China, the demand for and market acceptance of our brand and services, competition in our industry in China, our ability to maintain the network infrastructure necessary to operate our platforms and mobile apps, relevant government policies and regulations relating to the corporate structure, business and industry, and our ability to protect our users’ information and adequately address privacy concerns. All information provided in this annual report on Form 20-F and in the exhibits is as of the date of this annual report on Form 20-F, and we do not undertake any obligation to update any such information, except as required under applicable law.

Item 6.	Directors, Senior Management And Employees

A.	Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
Jinbo Yao	43	Chairman and Chief Executive Officer
Xiaoguang Wu	44	Director
Frank Lin	55	Independent Director
Herman Yu	49	Independent Director
Chi (Eric) Zhang	44	Independent Director
Jiandong Zhuang	51	Co-President
Mingke He	41	Co-President
Xiaohua Chen	38	Chief Strategic Officer; Chief Executive Officer of 58 Home
Hao Zhou	43	Chief Financial Officer
Hongyu Xing	47	Chief Technology Officer
Minghui Xiang	39	Chief People Officer
Wei Ye	46	Deputy Chief Financial Officer

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

Mr. Xiaoguang Wu has served as our director since August 2014. Mr. Wu has served as a senior management adviser at Tencent since June 2015. Mr. Wu joined Tencent in 1999 to lead development and product planning for Tencent’s core product QQ instant messaging. He served successively as project manager for QQ’s research and development team, general manager for IM Products, and general manager for the internet business division. Mr. Wu was promoted to senior vice president of Internet Services Division and chief executive officer of Tencent E-Commerce Holdings Limited. Mr. Wu also serves on the board of directors of LexinFintech Holdings Ltd., 7Road Holdings Limited, China Online Education Group, eLong, Inc., Wanda Electronic Commerce Technology Co., Ltd., Shanghai New Feifan E-commerce Co., Ltd., Okay Buy (China) Holding Inc., Nanjing Wangdian Technology Co., Ltd. and Yixun.com. Mr. Wu received his bachelor’s degree in weather dynamics from Nanjing University in 1996 and an EMBA degree from China Europe International Business School (CEIBS) in 2008.

Mr. Frank Lin has served as our director since March 2010. Mr. Lin is a general partner of DCM, an early stage technology venture capital firm. Prior to joining DCM in 2006, Mr. Lin was chief operating officer of SINA Corporation, a Nasdaq-listed company. He co-founded sina.com’s predecessor company, SinaNet, in 1995 and later guided the company through its listing on Nasdaq. Prior to founding SinaNet, Mr. Lin was a consultant at Ernst & Young Management Consulting Group. He had also held various marketing, engineering and managerial positions at Octel Communication Inc. and NYNEX. Mr. Lin currently serves on the board of directors of numerous companies invested by DCM, including China Online Education Group, an NYSE-listed company, and Tuniu Corporation, a Nasdaq-listed company. Mr. Lin received his bachelor’s degree in engineering from Dartmouth College and a master’s degree in business administration from Stanford University.

Mr. Herman Yu has served as an independent director since the listing of our company in October 2013. Mr. Yu is currently the chief financial officer of Baidu, Inc., the leading Chinese language Internet search provider listed on Nasdaq, and also serves as director at ZTO Express Inc, a leading express delivery company in China listed on the NYSE, and Ctrip.com International, Ltd., a leading travel service provider listed on Nasdaq. Prior to joining Baidu in September 2017, Mr. Yu served as chief financial officer of Weibo Corporation, a leading social media listed on Nasdaq, from 2015 to 2017. From 2004 to 2015, Mr. Yu worked at SINA Corporation, a leading online media company serving China and the global Chinese communities listed on Nasdaq and served as its chief financial officer from 2007 to 2015. Mr. Yu began his career at Arthur Andersen and held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu, a California Certified Public Accountant, received his bachelor’s degree in economics from the University of California, Santa Cruz, and master’s degree in accountancy from the University of Southern California.

Mr. Chi (Eric) Zhang has served as our director and a member of the nominating and corporate governance committee of our board of directors since November 2015. Eric Zhang is a Managing Director at General Atlantic, which he joined in 2016. Mr. Zhang heads the Firm’s business in China. He serves on the boards of Kaiyuan and Ocean Link. Mr. Zhang also serves on the Investment Committee of Ocean Voyage. Prior to joining General Atlantic, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investment opportunities in Asia from 2006 to 2016. He is currently an independent director on the board of 58.com and has previously served on the boards of China Reading, SouFun, Yashili, Plateno Group, Crystal Orange Hotel Group, Kaiyuan Hotel Group, New Century Asset Management Co. Ltd. and AnNeng Logistics Group. He also served as a board member for both the general partner and the management company of Carlyle Beijing Partner – RMB Fund. Before joining Carlyle in 2006, Mr. Zhang was a Vice President of M&A at Credit Suisse, based in the firm’s Hong Kong office. Prior to that, he was a Vice President in the Investment Banking Division at China International Capital Corporation Limited in Beijing. Mr. Zhang received an M.A. in economics from Shanghai University of Finance and Economics.

Mr. Jiandong Zhuang currently serves as our co-president. Prior to that, Mr. Zhuang served as our executive vice president of Housing Business Group (HBG) and Automative Business Group (ABG) and as our senior vice president of sales from September 2007 to 2014. From January 2005 to January 2007, Mr. Zhuang founded and managed Beijing Yingpu Bailian Technology Trading Co., Ltd., a SMS website and wireless service operator. Prior to founding his own company, Mr. Zhuang managed the China Unicom CDM operation and sales at Beijing Lianyin Investment Co., Ltd from May 2003 to December 2004. Mr. Zhuang received a bachelor’s degree in chemistry from Capital Normal University in 1991.

Mr. Mingke He currently serves as our co-president. Prior to that, Mr. He served as our senior vice president of Human Resource Group (HRG) since July 2015. Before joining us, Mr. He was the founder and chief executive officer of Yimian Data from May 2014 to July 2015, senior vice president of QVOD Technologies from May 2013 to April 2014, vice president of SAIF Partners (Softbank Asia Investment Fund) from July 2008 to May 2012. Mr. He received a master’s degree in business administration from Stanford University in 2008, and a bachelor’s degree in automotive engineering and a master’s degree in management science from Tsinghua University in 2001 and 2003, respectively.

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

Mr. Hao Zhou has served as our chief financial officer since May 2011. Mr. Zhou also serves as director at Meitu, Inc., a global innovator in mobile video and photography listed on HKSE. Prior to joining our company, Mr. Zhou was chief financial officer in CITIC Pharmaceutical Co., Ltd. since September 2010. From May 2009 to September 2010, Mr. Zhou held two senior management positions at Wuxi PharmaTech (Cayman) Inc., with the latest position as the chief financial officer. From 1998 to 2009, Mr. Zhou held various senior finance managerial positions at General Electric Company and served as the senior finance manager of Greater China from 2007 to 2009. Mr. Zhou received his bachelor’s degree from Shanghai International Studies University in 1998.

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

Ms. Minghui Xiang has served as our chief people officer since July 2018. Ms. Xiang joined the company in June 2011. She has steadily increased her responsibilities for our human resources management and corporate culture development. Most recently, Ms. Xiang served as vice president of human resources starting in November 2016. Prior to joining us, Ms. Xiang served as the deputy director of human resources at Sina.com from 2008 to 2011. Ms. Xiang obtained her bachelor degree in economics (human recourse management) from Capital University of Economics and Business in 2001.

Mr. Wei Ye has served as our deputy chief financial officer since July 2018. Mr. Ye joined the company in October 2015 as our senior vice president of finance. Prior to joining us, Mr. Ye was a financial controller at Arconic's (previously known as Alcoa) North America extrusion operations in Lafayette and Halethorpe from May 2012 to October 2015. From 1995 to 2012, Mr. Ye worked at General Electric Company where he started his career and held various senior financial management positions in both China and United States in GE's healthcare division. Mr. Ye is a certified public accountant in Illinois. He received his bachelor’s degree in economics from Peking University in 1995 and his M.B.A. from the University of Chicago Booth School of Business in 2008.

B.	Compensation

In 2018, we paid an aggregate of approximately RMB19.7 million in cash to our executive officers as of the date of this annual report, which excludes the compensation 58 Home paid to Mr. Xiaohua Chen as chief executive officer of 58 Home, and approximately US$33,000 cash compensation to our independent directors as of the date of this annual report.

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

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2010 Plan and the 2013 Plan. The purpose of these two-share incentive plans is to attract, motivate and retain the best available personnel by linking their personal interests to the success of our business. As of March 31, 2019, options and restricted share units to purchase 1,536,460 ordinary shares and 8,140,034 ordinary shares were issued and outstanding under the 2010 Plan and the 2013 Plan, respectively.

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

The 2013 Share Incentive Plan

We adopted the 2013 Plan in September 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 Class A ordinary share as of the date of its adoption. The 2013 Plan contains an evergreen provision, pursuant to which the number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of Class A ordinary shares as determined by our board of directors. The annual general meeting of our shareholders held on December 17, 2015, further increased the maximum aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan by 1,240,500 Class A ordinary shares and 7,000,000 Class B ordinary shares. Taking into account the automatic increases at the beginning of 2015 through 2019 pursuant to the evergreen provision of the 2013 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 31,133,369 ordinary shares, consisting of 24,133,369 Class A ordinary shares and 7,000,000 Class B ordinary shares, as of the date of this annual report.

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

The following table summarizes, as of March 31, 2019, outstanding options and restricted share units held by our executive officers and directors under our 2010 Plan and 2013 Plan.

Name	Ordinary Shares Underlying Options Awarded and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Jinbo Yao	*	0	August 24, 2015	August 23, 2025
	*	0	March 24, 2017	March 23, 2027
	*	0	August 20, 2017	August 19, 2027
Herman Yu	*	8.500	October 30, 2013	October 29, 2023
	*	0.005	May 22, 2018	May 22, 2028
	*	0.005	November 13, 2018	November 13, 2028
Jiandong Zhuang	*	0	April 13, 2015	April 13, 2025
	*	0	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	March 24, 2017	March 23, 2027
	*	0	August 20, 2017	August 19, 2027
Mingke He	*	0	August 24, 2015	August 23, 2025
Xiaohua Chen	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023

Name	Ordinary Shares Underlying Options Awarded and Restricted Share Units	Exercise Price (US$/Share)	Date of Grant	Date of Expiration
Hao Zhou	*	2.220	May 31, 2011	May 30, 2021
	*	2.500	July 31, 2013	July 30, 2023
	*	5.600	October 14, 2013	October 13, 2023
	*	0	August 24, 2015	August 23, 2025
	*	20.980	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	August 20, 2017	August 19, 2027
Hongyu Xing	*	0	February 27, 2015	February 26, 2025
	*	18.675	February 27, 2015	February 26, 2025
	*	20.980	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	August 20, 2017	August 19, 2027
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	August 20, 2017	August 19, 2027
Minghui Xiang	*	2.220	May 31, 2011	May 30, 2021
	*	2.300	May 31, 2012	May 30, 2022
	*	2.300	January 1, 2013	December 31, 2022
	*	2.500	July 31, 2013	July 30, 2023
	*	0	April 13, 2015	April 12, 2025
	*	0	August 24, 2015	August 23, 2025
	*	20.980	August 24, 2015	August 23, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	August 20, 2017	August 19, 2027
	*	0	July 5, 2018	July 4, 2028
Wei Ye	*	0	November 23,2015	November 22, 2025
	*	0	September 21, 2016	September 20, 2026
	*	0	February 24, 2017	February 23, 2027
	*	0	August 20, 2017	August 19, 2027
	*	0	July 5, 2018	July 4, 2028

*	Less than one percent of our total outstanding share capital.

As of March 31, 2019, other employees as a group held options and restricted share units to purchase 5,567,728 ordinary shares of our company, with exercise prices ranging from nil to US$38.14 per ordinary share.

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

Our board of directors currently consists of five directors. A director is not required to hold any shares in our company to qualify to serve as a director. Subject to any separate requirement for audit committee approval and unless disqualified by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract, or arrangement in which he or she is interested provided the necessary disclosure of interests is made. A director may exercise all the powers of the company to borrow money, mortgage its undertaking, property, assets and uncalled capital and issue debentures, bonds or other securities whenever money is borrowed or as security for any obligation of the company or of any third-party.

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

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2016, 2017 and 2018, which exclude the employees of 58 Home:

	As of December 31,
	2016	2017	2018
Function
Sales, customer service and marketing	17,920	16,212	16,462
Research and development	3,332	3,011	3,615
Website operations	673	863	1,454
Management and administrative positions	1,207	1,261	1,385
Total	23,132	21,347	22,916

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

The calculations in the table below are based on 297,145,051 ordinary shares outstanding as of March 31, 2019, comprising 251,912,931 Class A ordinary shares and 45,232,120 Class B ordinary shares and excluding 3,809,272 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

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

	Number		% (1)
Directors and Executive Officers:**
Jinbo Yao	30,532,248	(2)	10.3
Xiaoguang Wu (3)	—		—
Frank Lin (4)	—		—
Herman Yu (5)	*		*
Chi (Eric) Zhang (6)	—		—
Jiandong Zhuang (7)	*		*
Mingke He	*		*
Xiaohua Chen (8)	*		*
Hao Zhou	*		*
Hongyu Xing	*		*
Minghui Xiang	*		*
Wei Ye	*		*
All directors and executive officers as a group	32,780,796		10.9

Principal Shareholders:
Tencent Holdings Limited(9)	67,285,898		22.6
Nihao China Corporation(10)	29,418,640		9.9
Genesis Asset Managers, LLP(11)	15,153,054		5.1

*	Less than one percent of our total outstanding capital.

**	Except for Mr. Xiaoguang Wu, Mr. Frank Lin, Mr. Herman Yu and Mr. Eric Zhang, the business address of our directors and executive officers is c/o Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, the People’s Republic of China.

(1)	The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying the options held by such person or group exercisable within 60 days of March 31, 2019. Percentage of beneficial ownership of each listed person or group is based on (i) 297,145,051 ordinary shares outstanding as of March 31, 2019, and (ii) the number of ordinary shares underlying options exercisable by such person or group within 60 days of March 31, 2019.

(2)	Consists of (i) 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust; and (ii) 1,002,916 Class B ordinary shares beneficially owned by certain of our executive officers and employees who acquired the ownership of these shares pursuant to our employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney. Such individuals include all executive officers and employees who became our ordinary shareholders through our employee stock option plan; and (iii) 110,692 vested restricted share units held by Mr. Yao.

(3)	The business address of Mr. Wu is 50F, Tencent Binhai Building, Haitian 2nd Avenue, Nanshan District, Shenzhen, P. R. China.

(4)	The business address of Mr. Lin is 2420 Sand Hill Road Suite 200, Menlo Park, CA 94025, U.S.

(5)	The business address of Mr. Yu is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.

(6)	The business address of Mr. Zhang is Suite 5704-07, Two IFC, 8 Finance Street, Central, Hong Kong.

(7)	Mr. Zhuang has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Zhuang currently owns through Magic Mirror Holdings Limited, a British Virgin Islands company wholly owned by Mr. Zhuang.

(8)	Mr. Chen has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Chen currently owns through Trumpway Limited, a British Virgin Islands company wholly owned by Mr. Chen.

(9)	Consists of (i) 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, (ii) 4,384,207 ADSs (representing 8,768,414 Class A ordinary shares) directly held by THL E Limited and (iii) 1,188,074 ADSs, representing 2,376,148 Class A ordinary shares, directly held by Huang River Investment Limited. Tencent Holdings Limited is reported as the beneficial owner of the aforementioned shares. The business address of Ohio River Investment Limited and THL E Limited is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong, as reported on Schedule 13D/A filed on November 22, 2016.

(10)	Consists of 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust. Nihao China Corporation has pledged 9,080,004 Class B ordinary shares as security for a loan extended to Mr. Yao by UBS AG, London Branch in December 2015.

(11)	Consists of 15,153,054 Class A ordinary shares beneficially owned by Genesis Asset Managers, LLP, as reported on Schedule 13G/A filed by Genesis Asset Managers, LLP on January 25, 2019. The percentage of beneficial ownership was calculated based on the total number of our ordinary shares outstanding as of March 31, 2019. The address of Genesis Asset Managers, LLP is Heritage Hall, Le Marchant Street, St. Peter Port, Guernsey GY1 4HY, Channel Islands, as reported on the same Schedule 13G/A.

To our knowledge, as of March 31, 2019, a total of 214,302,851 Class A ordinary shares were held by two record holders in the United States, representing approximately 72.1% of our total outstanding shares on an as-converted basis. One of these holders is the depositary of our ADS program, which held 214,302,850 Class A ordinary shares on record (including the 3,809,272 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees), representing approximately 72.1% of our total outstanding shares on record as of March 31, 2019. None of our outstanding Class B ordinary shares were held by record holders in the United States as of March 31, 2019. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Contractual Arrangements with Our Consolidated Variable Interest Entities

PRC law currently limits direct foreign equity ownership of business entities providing value-added telecommunications services. As a result of these foreign ownership restrictions requirements, we conduct substantially all of our businesses in China through a series of contractual arrangements with our consolidated variable interest entities and their shareholders. For a description of these contractual arrangements, see “Item 4. Information on the Company — C. Organizational Structure — Our Contractual Arrangements.”

Investor Rights Agreement with Ohio River Investment Limited

On June 30, 2014, we entered into an investor rights agreement with Ohio River Investment Limited, an affiliate of Tencent Holdings Limited, which granted Ohio River Investment Limited, among other things, certain registration rights with respect to our ordinary shares owned by it. The investor rights agreement also granted certain board representation rights to Ohio River Investment Limited and placed certain restrictions on the transfer of our ordinary shares by our founder.

Board representation. For so long as Ohio River Investment Limited is the beneficial owner of at least 50% of our ordinary shares that it initially purchased, Ohio River Investment Limited will have the right to designate one director to our board of directors.

Investor Observer. If at any time the director designated by Ohio River Investment Limited is not a member of any committee of the board, such director shall have the right, as a non-voting observer to any such committee.

Restrictions on transfer. Our founder agreed to certain transfer restrictions, which restrictions have expired as of the date of this annual report.

Preemptive Rights. For so long as Ohio River Investment Limited is the beneficial owner of at least 50% of our ordinary shares that it initially purchased, it has certain preemptive rights to purchase its pro-rata portion of new securities issued by us, subject to certain exceptions.

Registration Rights

Pre-IPO Shareholders Agreement

Pursuant to our shareholders agreement dated August 4, 2011 that we entered into with all our then shareholders in connection with our issuance of preference shares prior to our initial public offering, we have granted certain registration rights to our shareholders. We have ceased to have any obligation to effect any demand, Form F-3, or piggyback registration since November 5, 2018, the fifth year anniversary after the completion of our initial public offering on November 5, 2013.

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

Short-term Bank Borrowing Secured by Ordinary Shares Held by Our Chief Executive Officer

In April 2016, we obtained an interest-bearing loan of US$275.0 million denominated in U.S. dollars from CMB Bank. The loan was secured by 12.4 million Class B ordinary shares personally owned by Mr. Jinbo Yao, the chief executive officer of our company. Based on the covenant of the loan agreement, if the aggregate fair value of the pledged shares on any trading date was less than 120% of the outstanding amount of the corresponding loan and accrued interest payable, we were required to pledge sufficient amount of cash or the chief executive officer of the company can pledge additional number of shares to cover the shortfall in the fair value of the pledged shares. We used the proceeds from this loan to prepay the principal and accrued interest of the amended loan from Tencent. The loan was fully repaid and the shares pledged to CMB Bank were released in May 2017.

Investment in Zhuan Zhuan

In April 2017, we entered into definitive agreements with Tencent, under which we agreed to inject the Zhuan Zhuan app and certain used goods related listing channels from the 58 and Ganji classified platforms into a separate group of entities, or the Zhuan Zhuan Entities, and Tencent agreed to invest US$200.0 million in cash and additional business resources into the Zhuan Zhuan Entities for a minority equity ownership. We will continue our direct traffic and other business support to the Zhuan Zhuan Entities. The transaction was closed on April 28, 2017, and we currently own 72.2% of equity stake in the Zhuan Zhuan Entities.

Acquisition of the Remaining Ganji Equity Interests from Tencent

See “Item 4. Information on the Company—A. History and Development of the Company.”

Disposal of Finance Business

In September 2017, we entered into a framework agreement with Mr. Jinbo Yao, the chief executive officer of our company, and other parties thereto, to dispose of our financial services and other finance related business, or the Disposed Business, to Mr. Jinbo Yao, who in return committed to provide capital contributions to the Disposed Business subsequent to the disposal. Pursuant to this framework agreement, we agreed to provide to the Disposed Business, among other things, some traffic support and the right to use certain intellectual property rights. In return, we are entitled to profit participation rights in the Disposed Business.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees — B. Compensation — Employment Agreements and Indemnification Agreements.”

Share Incentive Plans

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

Dividend Policy

We have not previously declared or paid cash dividends and we have no present plan to declare or pay any dividends in the near future on our shares or ADSs. We currently intend to retain and reinvest most, if not all, of our undistributed earnings and any future earnings to operate and expand our business for the foreseeable future.

Our board of directors has complete discretion on whether to distribute dividends subject to our memorandum and articles of association and certain restrictions under Cayman Islands law. Our shareholders may by ordinary resolution declare dividends, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

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

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

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

We are a Cayman Islands company and our affairs are governed by our current memorandum and articles of association, as amended from time to time, and the Companies Law of the Cayman Islands, which is referred to below as the Companies Law.

The following are summaries of the material provisions of our current memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. This summary is not complete, and you should read our third current memorandum and articles of association, which has been filed as Exhibit 1.1 to this annual report on Form 20-F.

Registered Office and Objects

Our registered office in the Cayman Islands is located at Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111, Cayman Islands. As set forth in clause 3 of our current memorandum of association, the objects for which our company are established are unrestricted.

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

A quorum required for a meeting of shareholders consists of one or more shareholders who hold at least one-third of all voting power of our share capital in issue present in person or by proxy at the meeting or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings may be held annually. Each general meeting, other than an annual general meeting, shall be an extraordinary general meeting. Extraordinary general meetings may be called by a majority of our board of directors or our chairman or upon a requisition of shareholders holding at the date of deposit of the requisition not less than one-third of the aggregate voting power of our company. Advance notice of at least ten clear days is required for the convening of our annual general meeting and other general meetings.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes cast attaching to the ordinary shares at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the ordinary shares at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our memorandum and articles of association.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share or recognize any instrument of transfer unless:

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

Liquidation. On a return of capital on winding up or otherwise (other than on conversion, redemption or repurchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately. Any distribution of assets or capital to a holder of a Class A ordinary share and a holder of a Class B ordinary share will be the same in any liquidation event.

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

Issuance of Additional Shares. Our articles of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. B related party transactions,” or elsewhere in this annual report.

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

Although the law in this regard is not entirely clear, we treat Beijing 58 and other consolidated variable interest entities as being owned by us for United States federal income tax purposes, because we control their management decisions and are entitled to substantially all of their economic benefits, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 and other consolidated variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our current taxable year and any subsequent taxable year.

Assuming that we are the owner of Beijing 58 and other consolidated variable interest entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of online marketing services. Based on our current income and assets and projections as to the value of our assets based, in part, on the market value of our ADSs and outstanding Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2018 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate becoming a PFIC, because our value of the assets for purposes of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Individuals and other non-corporate recipients of dividend income generally will be subject to tax on dividend income from a “qualified foreign corporation” on dividends paid on our ADSs at a lower applicable capital gains rate rather than the marginal tax rates generally applicable to ordinary income provided that a certain holding period and other requirements are met. We generally will be considered to be a qualified foreign corporation (i) with respect to any dividend we pay on our ADSs that are readily tradable on an established securities market in the United States, or if we are eligible for the benefits of a comprehensive tax treaty with the United States that the Secretary of Treasury of the United States determines is satisfactory for this purpose and includes an exchange of information program and (ii) if we are neither a passive foreign investment company nor treated as such with respect to a U.S. Holder (as discussed above) for the taxable year in which the dividend was paid and the preceding taxable year. We believe that our ADSs representing ordinary shares listed on the NYSE, but not our ordinary shares, are considered to be readily tradable on an established securities market in the United States for this purpose. Moreover, in the event we are deemed to be a resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the United States-PRC income tax treaty (which the U.S. Treasury Department has determined is satisfactory for this purpose), in which case we would be treated as a qualified foreign corporation with respect to dividends paid on our Class A ordinary shares or ADSs. U.S. Holders should consult their tax advisors regarding the availability of the reduced tax rate on dividends in their particular circumstances. Dividends received on our ADSs or Class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations.

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

Foreign Exchange Risk

Our operating transactions and assets and liabilities are mainly denominated in Renminbi. The Renminbi is not freely convertible into foreign currencies for capital account transactions. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably, and in recent years the Renminbi has depreciated significantly against the U.S. dollar. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. The net foreign exchange gain recognized in 2018 was insignificant. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. We received a reimbursement of US$0.3 million from the depositary in 2018.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2018, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2018, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and form, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2018 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this annual report.

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

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the years ended December 31, 2017 and 2018. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2017	2018
	(in thousands of RMB)
Audit fees (1)	16,000	17,500

(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements, review of quarterly financial information and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements.

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

Item 16H	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.	Financial Statements

The consolidated financial statements of 58.com Inc. are included at the end of this annual report.

Item 19.	Exhibits

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

2.3	Deposit Agreement dated October 31, 2013, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-194873), initially filed with the SEC on March 28, 2014).

4.1	2010 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

4.2	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013), and Amendment No.1 to the 2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 (File No. 333-205011) filed with the SEC on June 17, 2015)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

4.5	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Beijing Chengshi Wanglin Information Technology Co., Ltd. and Beijing 58 Information Technology Co., Ltd. dated October 10, 2011 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

Exhibit Number	Description of Document

4.6*	English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 and June 28, 2013, respectively

4.7*	English translation of the Amended and Restated Exclusive Option Agreements among Beijing Chengshi Wanglin Information Technology Co., Ltd., Jinbo Yao and Beijing 58 Information Technology Co., Ltd. dated April 30, 2018

4.8*	English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 and June 28, 2013, respectively

4.9*	English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd.

4.10	Investor Rights Agreement, dated June 30, 2014, between the Registrant, Ohio River Investment Limited, Nihao China Corporation and Jinbo Yao (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2015).

4.11	Registration Rights Agreement, dated April 20, 2015, by and among the Registrant and certain selling shareholders of Falcon View Technology (incorporated herein by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.12*	English translation of form of the Exclusive Business Cooperation Agreement between 58 Home’s WFOE and a VIE

4.13*	English translation of form of the Amended and Restated Equity Interest Pledge Agreements among 58 Home’s WFOE, a VIE and each of the shareholders of a VIE

4.14*	English translation of form of the Amended and Restated Exclusive Option Agreements among 58 Home’s WFOE, a VIE and each of the shareholders of a VIE

4.15*	English translation of form of the Amended and Restated Power of Attorney issued by each of the shareholders of a VIE

4.16*	English translation of form of the Amended and Restated Loan Agreements between 58 Home’s WFOE and each of the shareholders of a VIE

Exhibit Number	Description of Document

4.17	English translation of the Exclusive Business Cooperation Agreement between Tianjin Zhuanzhuan World Technology Co., Ltd. and Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated June 22, 2017 (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).

4.18	English translation of the Equity Interest Pledge Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).

4.19	English translation of the Exclusive Option Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018 (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).

4.20	English translation of Power of Attorney issued by each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).

4.22	Share Subscription Agreement, dated April 18, 2017, by and among the Registrant, Magic Heart Inc., Zhuan Spirit Holdings Limited and Tencent Mobility Limited (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).

4.23*†	English translation of Equity Transfer Agreement on 5i5j Holding Group Co., Ltd. between Beijing Hezhao Jiusheng Investment Co., Ltd., Kunming Handing Shiji Enterprise Management Co., Ltd., Tibet Shengju Investment Co., Ltd. and 58 Co., Ltd.

8.1*	Principal subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

Exhibit Number	Description of Document

99.1***	Consolidated Financial Statements of 58 Daojia Inc. as of December 31, 2018 and 2017 and for the three years ended December 31, 2018.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
**	Furnished herewith
***	To be filed by amendment with six months of December 31, 2018
†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

58.com Inc.

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Chairman and Chief Executive Officer

Date: April 19, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Director and Shareholders of 58.com Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of 58.com Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive income/(loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(e) to the consolidated financial statements, the Company changed the manner in which it accounts for restricted cash in 2018.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15 of Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 19, 2019

We have served as the Company’s auditor since 2011, which includes periods before the Company became subject to SEC reporting requirements.

58.com Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2017 and 2018

(in thousands, except share data and per share data, unless otherwise noted)

	As of December 31
	2017	2018	2018
	RMB	RMB	US$ Note 2(c)
ASSETS
Current assets:
Cash and cash equivalents	1,524,982	2,387,478	347,867
Restricted cash-current	93,350	812,000	118,312
Short-term investments	3,437,707	4,587,610	668,436
Accounts receivable (net of allowance for doubtful accounts of RMB62,736 and RMB65,620 as of December 31, 2017 and 2018, respectively)	667,750	917,443	133,676
Prepayments and other current assets	657,272	813,403	118,517
Total current assets	6,381,061	9,517,934	1,386,808
Non-current assets:
Property and equipment, net	1,351,681	1,329,752	193,751
Intangible assets, net	1,309,566	1,099,945	160,267
Land use rights, net	3,688	3,610	526
Goodwill	15,864,655	15,874,220	2,312,947
Restricted cash-non-current	792,000	—	—
Long-term investments	1,808,601	3,365,906	490,429
Long-term prepayments and other non-current assets	755,260	639,478	93,174
Total non-current assets	21,885,451	22,312,911	3,251,094
Total assets	28,266,512	31,830,845	4,637,902
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	75,000	812,794	118,428
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB171,306 and RMB297,774 as of December 31, 2017 and 2018, respectively)	624,300	887,558	129,321
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB872,148 and RMB803,140 as of December 31, 2017 and 2018, respectively)	2,123,755	2,348,333	342,163
Customer advances (including customer advances of the consolidated VIEs without recourse to the Company of RMB288,953 and RMB239,622 as of December 31, 2017 and 2018, respectively)	1,365,437	1,465,169	213,482
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB53,629 and RMB35,583 as of December 31, 2017 and 2018, respectively)	186,491	250,231	36,460
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the Company of RMB233,692 and RMB295,430 as of December 31, 2017 and 2018, respectively)	536,831	642,445	93,607
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB190,498 and RMB312,681 as of December 31, 2017 and 2018, respectively)	689,134	878,368	127,982
Total current liabilities	5,600,948	7,284,898	1,061,443
Non-current liabilities:
Long-term loans	777,427	—	—
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB282,603 and RMB246,858 as of December 31, 2017 and 2018, respectively)	319,219	283,112	41,251
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of RMB nil as of both December 31, 2017 and 2018)	17,376	1,675	244
Total non-current liabilities	1,114,022	284,787	41,495
Total liabilities	6,714,970	7,569,685	1,102,938
Commitments and contingencies (Note 25)
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,736,405	1,944,397	283,308
Total mezzanine equity	1,736,405	1,944,397	283,308
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) shares authorized as of both December 31, 2017 and 2018; 293,965,131 (including 245,924,871 Class A and 48,040,260 Class B) and 296,444,579 (including 250,858,415 Class A and 45,586,164 Class B) shares issued and outstanding as of December 31, 2017 and 2018, respectively)	18	19	3
Additional paid-in capital	21,338,787	21,621,665	3,150,377
Retained earnings/(accumulated deficit)	(1,689,683)	439,514	64,039
Accumulated other comprehensive loss	(55,671)	(40,622)	(5,919)
Total 58.com Inc. shareholders’ equity	19,593,451	22,020,576	3,208,500
Noncontrolling interests	221,686	296,187	43,156
Total shareholders’ equity	19,815,137	22,316,763	3,251,656
Total liabilities, mezzanine equity and shareholders’ equity	28,266,512	31,830,845	4,637,902

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

For the Years Ended December 31, 2016, 2017 and 2018

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note 2(c)
Revenues:
Membership	2,951,135	3,789,524	4,399,058	640,963
Online marketing services	4,363,777	5,978,491	8,282,593	1,206,812
E-commerce services	166,753	73,941	72,596	10,578
Other revenues	110,462	226,824	383,568	55,888
Total revenues	7,592,127	10,068,780	13,137,815	1,914,241
Cost of revenues(1)	(707,237)	(925,497)	(1,437,795)	(209,493)
Gross profit	6,884,890	9,143,283	11,700,020	1,704,748
Operating expenses(1):
Sales and marketing expenses	(4,941,380)	(5,212,360)	(6,861,845)	(999,803)
Research and development expenses	(1,107,897)	(1,368,441)	(1,702,748)	(248,098)
General and administrative expenses	(601,906)	(766,017)	(748,766)	(109,099)
Total operating expenses	(6,651,183)	(7,346,818)	(9,313,359)	(1,357,000)
Income from operations	233,707	1,796,465	2,386,661	347,748
Other income/(expenses):
Interest income/(expense), net	(48,640)	(1,623)	15,529	2,263
Investment income/(loss), net	(145,411)	342,241	38,634	5,629
Share of results of equity investees	(926,740)	(687,400)	(91,497)	(13,332)
Gain/(loss) on deconsolidation and disposal of businesses	79,581	—	(3,274)	(477)
Foreign currency exchange gain/(loss), net	(3,727)	793	597	87
Others, net	(12,713)	85,455	82,113	11,964
Income/(loss) before income tax	(823,943)	1,535,931	2,428,763	353,882
Income tax (expenses)/benefits	50,980	(146,689)	(299,705)	(43,668)
Net income/(loss)	(772,963)	1,389,242	2,129,058	310,214
Net loss/(income) attributable to noncontrolling interests	4,916	(4,667)	139	20
Net income/(loss) attributable to 58.com Inc.	(768,047)	1,384,575	2,129,197	310,234
Deemed dividend to mezzanine classified noncontrolling interests	(15,717)	(99,507)	(132,202)	(19,262)
Net income/(loss) attributable to 58.com Inc. ordinary shareholders	(783,764)	1,285,068	1,996,995	290,972
Net income/(loss)	(772,963)	1,389,242	2,129,058	310,214
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of nil tax	(76,027)	82,926	15,486	2,256
Unrealized loss on available-for-sale securities	(13,104)	—	—	—
Reclassification into investment loss, net of nil tax	2,989	—	—	—
Comprehensive income/(loss)	(859,105)	1,472,168	2,144,544	312,470
Comprehensive loss/(income) attributable to noncontrolling interests	4,916	(4,667)	(298)	(44)
Deemed dividend to mezzanine classified noncontrolling interests	(15,717)	(99,507)	(132,202)	(19,262)
Comprehensive income/(loss) attributable to 58.com Inc.	(869,906)	1,367,994	2,012,044	293,164
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(2.73)	4.41	6.77	0.99
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	(2.73)	4.35	6.66	0.97
Net earnings/(loss) per ADS attributable to ordinary shareholders - basic (One ADS represents two ordinary shares)	(5.46)	8.82	13.54	1.97
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted (One ADS represents two ordinary shares)	(5.46)	8.70	13.33	1.94
Weighted average number of ordinary shares used in computing basic earnings/(loss) per share	286,975,068	291,475,725	294,902,518	294,902,518
Weighted average number of ordinary shares used in computing diluted earnings/(loss) per share	286,975,068	295,304,995	299,711,258	299,711,258

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note 2(c)
Cost of revenues	490	3,278	6,354	926
Sales and marketing expenses	59,017	69,926	90,919	13,247
Research and development expenses	98,515	126,116	182,410	26,578
General and administrative expenses	108,553	151,249	183,191	26,692

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2016, 2017 and 2018

(in thousands, except share data and per share data, unless otherwise noted)

	Attributable to 58.com Inc. ordinary shareholders
	Ordinary shares		Additional paid-in	Retained earnings/ (Accumulated	Accumulated other comprehensive	Noncontrolling	Total shareholders’
	Shares*	Amount	capital	Deficit)	income/(loss)	Interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2015	283,068,677	18	20,602,657	(2,302,688)	(52,455)	46,078	18,293,610
Net loss	—	—	—	(768,047)	—	(4,916)	(772,963)
Share-based compensation	—	—	256,153	—	—	10,422	266,575
Exercise of share options and restricted share units	6,602,320	—	20,942	—	—	—	20,942
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(76,027)	—	(76,027)
Unrealized loss on available-for-sale securities	—	—	—	—	(13,104)	—	(13,104)
Reclassification into investment loss, net of nil tax	—	—	—	—	2,989	—	2,989
Subsequent settlement of receivables from option holders	—	—	20,115	—	—	—	20,115
Deemed dividend to mezzanine classified noncontrolling interest	—	—	(15,717)	—	—	—	(15,717)
Capital injection from noncontrolling interests	—	—	198	—	—	28,037	28,235
Disposal of Mighty Talent Limited (“Mayi”)	—	—	23,251	—	—	(12,187)	11,064
Balance as of December 31, 2016	289,670,997	18	20,907,599	(3,070,735)	(138,597)	67,434	17,765,719
Net income	—	—	—	1,384,575	—	4,667	1,389,242
Share-based compensation	—	—	339,835	—	—	—	339,835
Exercise of share options and restricted share units	4,294,134	—	100,801	—	—	—	100,801
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(99,507)	—	—	—	(99,507)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	82,926	—	82,926
Contribution from noncontrolling interests	—	—	—	—	—	164,589	164,589
Disposal of subsidiaries	—	—	87,781	—	—	(15,004)	72,777
Others	—	—	2,278	(3,523)	—	—	(1,245)
Balance as of December 31, 2017	293,965,131	18	21,338,787	(1,689,683)	(55,671)	221,686	19,815,137
Net income/(loss)				2,129,197		(139)	2,129,058
Share-based compensation	—	—	414,685	—	—	28,627	443,312
Exercise of share options and restricted share units	2,479,448	1	13,517	—	—	—	13,518
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(132,202)	—	—	—	(132,202)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	15,049	437	15,486
Capital injection from noncontrolling interest shareholder	—	—	—	—	—	80,000	80,000
Acquisition of noncontrolling interests in subsidiaries	—	—	(13,122)	—	—	(36,689)	(49,811)
Disposal of subsidiaries	—	—	—	—	—	6,410	6,410
Others	—	—	—	—	—	(4,145)	(4,145)
Balance as of December 31, 2018	296,444,579	19	21,621,665	439,514	(40,622)	296,187	22,316,763

* Ordinary shares include Class A ordinary shares and Class B ordinary shares. Please refer to Note 22 for more detail.

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2016, 2017 and 2018

(in thousands, except share data, unless otherwise noted)

	For the Year Ended December 31,
	2016	2017	2018	2018
	RMB	RMB	RMB	US$ Note 2(c)
Cash flows from operating activities:
Net income/(loss)	(772,963)	1,389,242	2,129,058	310,214
Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities:
Share-based compensation expenses	266,575	350,569	462,874	67,443
Depreciation and amortization expenses	406,827	435,627	413,092	60,189
Investment income, net	(149)	(319,739)	(24,305)	(3,541)
Share of results of equity investees	926,740	687,400	91,497	13,332
Interest expense	73,395	51,404	28,086	4,092
Loss upon conversion of Guazi Convertible Note	84,177	—	—	—
Interest income from Guazi Convertible Note	(17,503)	—	—	—
Allowance for doubtful accounts and other current assets write-off	56,617	16,762	5,974	870
Fair value change of long-term investments	—	—	139,250	20,289
Loss /(gain) on deconsolidation and disposal of businesses	(79,581)	—	3,274	477
Impairment loss of long-term investments and other non-current assets	172,125	37,300	40,000	5,828
Loss/(income) on disposal of property and equipment	(463)	968	(3,225)	(470)
Deferred income taxes	(56,358)	(65,839)	(70,444)	(10,264)
Foreign currency exchange loss/(gain), net	3,727	(793)	(597)	(87)
Changes in operating assets and liabilities, net of acquisitions and disposals:
Accounts receivable	(87,769)	(260,265)	(261,151)	(38,051)
Prepayments and other assets	(9,451)	(345,300)	52,744	7,685
Accounts payable	(38,522)	40,503	268,784	39,163
Deferred revenues	420,938	285,352	224,578	32,722
Customer advances	233,411	129,362	99,621	14,515
Salary and welfare payable	41,086	(13,897)	106,483	15,515
Taxes payable	(4,078)	122,653	64,152	9,348
Accrued expenses and other liabilities	269,068	238,571	29,836	4,347
Net cash provided by operating activities	1,887,849	2,779,880	3,799,581	553,616
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(213,116)	(121,278)	(183,679)	(26,763)
Cash received for disposal of property and equipment	364	499	1,951	284
Purchase of long-term investments	(168,741)	(467,385)	(1,792,895)	(261,233)
Cash paid to term deposits and other advances	(181,160)	(15,824)	—	—
Proceeds from maturity of term deposits	10,530	61,228	—	—
Purchase of short-term investments	(9,701,600)	(18,527,200)	(26,461,220)	(3,855,522)
Proceeds from maturity of short-term investments	9,120,873	15,931,400	25,320,170	3,689,266
Cash received for disposal of long-term investments	—	353,485	16,500	2,404
Cash paid for acquisition of Anjuke, net of acquisition of cash	(190,868)	—	—	—
Cash paid for equity investment in Ganji	(806,383)	—	—	—
Cash paid for step-acquisition of Ganji, net of acquisition of cash	(662,722)	(91,867)	—	—
Cash paid for acquisitions of other subsidiaries, net of acquisition of cash	(479)	(3,100)	(9,796)	(1,427)
Cash received/(paid) upon disposal of businesses	(6,227)	(330,248)	22,004	3,206
Net cash used in investing activities	(2,799,529)	(3,210,290)	(3,086,965)	(449,785)
Cash flows from financing activities:
Proceeds from exercise of share options	21,131	100,866	13,518	1,970
Proceeds from short-term loans	2,853,303	—	—	—
Repayment of short-term loans	(2,994,038)	(1,804,498)	(75,000)	(10,928)
Proceeds from long-term loans	150,000	740,084	—	—
Proceeds from issuance of preference shares of a subsidiary to Tencent	—	1,373,558	—	—
Contribution from noncontrolling interest holders	28,235	164,589	80,000	11,656
Cash received on behalf of a related party	—	—	82,358	12,000
Cash paid for acquisitions of noncontrolling interests	—	—	(49,811)	(7,258)
Other financing payment	—	(3,523)	(4,145)	(604)
Net cash provided by financing activities	58,631	571,076	46,920	6,836
Effect of exchange rate changes on cash, cash equivalents and restricted cash	35,623	(82,731)	29,610	4,315
Net increase/(decrease) in cash, cash equivalents and restricted cash	(817,426)	57,935	789,146	114,982
Cash, cash equivalents and restricted cash at the beginning of the year	3,169,823	2,352,397	2,410,332	351,197
Cash, cash equivalents and restricted cash at the end of the year	2,352,397	2,410,332	3,199,478	466,179
Supplemental disclosure of cash flow information:
Income tax paid, net	3,541	166,800	238,589	34,764
Interest expense paid	74,861	66,336	43,877	6,393
Supplemental disclosure of non-cash activities:
Property and equipment in accounts payable	36,967	9,001	4,434	646
Deemed dividend to mezzanine classified noncontrolling interests	15,717	89,024	132,202	19,262
Non-cash consideration for investment in Tujia.com International (“Tujia”)	79,132	—	—	—
Non-cash consideration for disposal of Finance Business	—	150,908	—	—

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

In 2018, the Company’s major consolidated subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

Name	Date of incorporation or acquisition	Place of incorporation	Percentage of direct or indirect economic ownership
Wholly owned and majority owned subsidiaries of the Company:
China Classified Network Corporation (“CCNC BVI”)	January 5, 2010	British Virgin Islands	100%
China Classified Information Corporation Limited (“CCIC HK”)	January 18, 2010	Hong Kong	100%
Beijing Chengshi Wanglin Information Technology Co., Ltd. (“Wanglin”)	March 8, 2010	PRC	100%
58 Tongcheng Information Technology Co., Ltd. (“58 Technology”)	March 15, 2012	PRC	100%
Anjuke Inc. (“Anjuke”)	March 2, 2015	Cayman Island	100%
Ruiting Network Technology (Shanghai) Co., Ltd. (“Shanghai Ruiting”)	March 2, 2015	PRC	100%
58.com Holdings Inc. (“58 Holdings”)	July 11, 2014	British Virgin Islands	100%
Falcon View Technology (“Ganji”)	August 6, 2015	Cayman Island	100%
Beijing Yangguang Gudi Science Development Co., Ltd. (“Yangguang Gudi”)	August 6, 2015	PRC	100%
Zhuan Spirit Holdings Limited (“Zhuan Zhuan Holding”)	March 24, 2017	Cayman Island	72.2%
Zhuan Vision Holdings Limited (“Zhuan Vision”)	April 20, 2017	Hong Kong	72.2%
Tianjin Zhuanzhuan World Technology Co., Ltd (“Tianjin Zhuanzhuan”)	June 21, 2017	PRC	72.2%
VIEs and VIEs’ subsidiaries:
Beijing 58 Information Technology Co., Ltd. (“Beijing 58”)	December 12, 2005	PRC	100%
58 Co., Ltd.	July 28, 2011	PRC	100%
Shanghai Ruijia Information Technology Co., Ltd.	March 2, 2015	PRC	100%
Beijing 58 Auto Technology Co., Ltd. (“Beijing 58 Auto”, formerly known as Beijing Leftbrain Network Technology Co., Ltd.)	November 26, 2015	PRC	78.6%
Beijing Shanjing Kechuang Network Technology Co., Ltd. (“Shanjing Kechuang”)	August 6, 2015	PRC	100%
Beijing Zhuanzhuan Spirit Technology Co., Ltd. (“Beijing Zhuanzhuan”)	April 11, 2017	PRC	72.2%

Note:

58 Daojia Inc. (“58 Home”), which was established on January 26, 2015, completed its Series A equity financing in November 2015. As certain approval rights were granted to noncontrolling preference shareholders and such rights were considered as substantive participating rights in accordance with ASC 810-10, the Company deconsolidated 58 Home, its subsidiaries and VIEs upon completion of the transaction. See Note 5 for more information.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

a.	Contractual arrangements with the Group’s VIEs

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in the provision of internet content and other restricted businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of Contractual Arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreements and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(a) to the consolidated financial statements for the principles of consolidation.

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

Through the amended and restated exclusive business cooperation agreement between Beijing 58 and Wanglin, Wanglin agrees to provide certain technical and business support and related consulting services to Beijing 58 in exchange for service fees. In addition, pursuant to the amended and restated exclusive option agreement, Beijing 58 is prohibited from declaring and paying any dividends without Wanglin’s prior consent and Wanglin enjoys an irrevocable and exclusive option to purchase Beijing 58 shareholders’ equity interests, to the extent permitted by the applicable PRC laws, at a nominal price from Beijing Wanglintong Information Technology Co., Ltd. (“Beijing Wanglintong”), which is one of the shareholders of Beijing 58, or at a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under PRC laws is higher than the above price, the lowest price permitted under PRC laws shall apply. Through the arrangements, the Company can obtain all of Beijing 58’s income and all of its residual interests, such as undistributed earnings, either through dividend distribution or purchase of Beijing 58’s equity interests from its existing shareholders. As a result of the contractual arrangements, the Company consolidates Beijing 58’s financial results in its consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the advices and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising from or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market prices of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any events unless required by applicable laws. In 2016, 2017 and 2018, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately RMB41.3 million, RMB0.4 million and RMB18.7 million, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Powers of Attorney

Pursuant to the powers of attorney, each shareholder of Beijing 58 irrevocably appointed Wanglin as the attorney-in-fact to act on their behalf on all matters pertaining to Beijing 58 and to exercise all of their rights as a shareholder of Beijing 58, including but not limited to attend shareholders’ meetings, vote on their behalf on all matters of Beijing 58 requiring shareholders’ approval under the PRC laws and regulations and the articles of association of Beijing 58, and designate and appoint directors and senior management members. Wanglin may authorize or assign its rights under this appointment to any other persons or entities at its sole discretion without prior notice to the shareholders of Beijing 58. Each power of attorney will remain in force until the shareholder ceases to hold any equity interests in Beijing 58.

Equity Interest Pledge Agreements

Under the equity interest pledge agreements among Wanglin, Beijing 58 and the shareholders of Beijing 58, as amended and restated, the shareholders pledged all of their equity interests in Beijing 58 to Wanglin to guarantee Beijing 58’s and Beijing 58’s shareholders’ performance of their obligations under the contractual arrangements including but not limited to the payments due to Wanglin for services provided. If Beijing 58 or any of Beijing 58’s shareholders breaches its contractual obligations under the contractual arrangements, Wanglin, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of the whole or part of the pledged equity interests of Beijing 58 in accordance with the legal procedures. Wanglin has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any events of default as provided in the contractual arrangements occur, Wanglin, as the pledgee, will be entitled to dispose the pledged equity interests in accordance with the PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Beijing 58 and its shareholders discharge all their obligations under the contractual arrangements. These equity interest pledge agreements were registered with Chaoyang Branch of Beijing Administration for Industry and Commerce in July 2013.

Exclusive Option Agreements

Under the exclusive option agreements among Wanglin, Beijing 58 and each of the shareholders of Beijing 58, as amended and restated, irrevocably granted Wanglin or its designated representative(s) an exclusive option to purchase all or part of his, her or its equity interests in Beijing 58 to the extent permitted under PRC law. In addition, Wanglin has the option to acquire all the equity interests of Beijing 58 for either a nominal price from Beijing Wanglintong, or at a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under the PRC laws is higher than the above price, the lowest price permitted under the PRC laws shall apply. Wanglin and its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Wanglin’s prior written consent, Beijing 58’s shareholders shall not transfer, donate, pledge, or dispose any equity interests in Beijing 58. These agreements will remain effective until all equity interests held in Beijing 58 by the Beijing 58’s shareholders are transferred or assigned to Wanglin or Wanglin’s designated representatives. At the moment, the Company cannot exercise the exclusive option to purchase the current shareholders’ equity interests in Beijing 58 due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services and internet content services. The Company intends to exercise such option once China opens up these industries to foreign investment.

Loan Agreements

Pursuant to the loan agreements between Wanglin and each individual shareholder of Beijing 58, Wanglin provided interest-free loans with an aggregate amount of approximately RMB7.8 million to the individual shareholders of Wanglin for the sole purpose of funding the capital of Beijing 58. The loans can be repaid by transferring the individual shareholders’ equity interests in Beijing 58 to Wanglin or its designated person pursuant to Exclusive Option Agreements. The term of each loan agreement is ten years from the date of the agreement, expiring on December 1, 2021 and can be extended with the written consent of both parties before expiration.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(ii) Contractual Arrangements with Shanjing Kechuang

Ganji, through its PRC subsidiary, Yangguang Gudi, has entered into contractual arrangements with Shanjing Kechuang and its shareholders with terms substantially similar to those under the Beijing 58 Agreements, which are referred to as the Shanjing Kechuang Agreements. Through the Shanjing Kechuang Agreements, Ganji exercises control over the operations of Shanjing Kechuang and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Yangguang Gudi and Shanjing Kechuang, Yangguang Gudi agrees to provide certain technical and business support and related consulting services to Shanjing Kechuang in exchange for service fees. In addition, pursuant to the exclusive option agreements, Shanjing Kechuang is prohibited from declaring and paying any dividends without Yangguang Gudi’s prior consent and Yangguang Gudi enjoys an irrevocable and exclusive option to purchase Shanjing Kechuang shareholders’ equity interests, to the extent permitted by the applicable PRC laws, at a specified price equal to the loan amount provided by Yangguang Gudi to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under the PRC laws shall apply. Through these arrangements, Ganji can obtain all of the income and the interests of Shanjing Kechuang, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Shanjing Kechuang from its existing shareholders. As a result of the contractual arrangements, the Company, through Ganji, consolidates the financial results of Shanjing Kechuang in its consolidated financial statements in accordance with U.S. GAAP.

In January 2018, Haoyong Yang, Chunyan Guo and Yang Liu, who previously held 0.3%, 20% and 30.7% equity interests in Shanjing Kechuang transferred all their equity interests to 58 Co., Ltd, a wholly owned subsidiary of Beijing 58. Subsequent to the share transfer, Shanjing Kechuang is 100% owned by 58 Co., Ltd.

(iii)  Contractual Arrangements with Beijing Zhuanzhuan

Zhuan Zhuan Holding, through its PRC subsidiary, Tianjin Zhuanzhuan, has entered into contractual arrangements with Beijing Zhuanzhuan and its shareholders with terms substantially similar to those under the Beijing 58 Agreements, which was referred to as the Beijing Zhuanzhuan Agreements. Through the Beijing Zhuanzhuan Agreements, Tianjin Zhuanzhuan exercises control over the operations of Beijing Zhuanzhuan and receives substantially all its economic benefits and residual returns. Through the exclusive business cooperation agreement between Tianjin Zhuanzhuan and Beijing Zhuanzhuan, Tianjin Zhuanzhuan agrees to provide certain technical and business support and related consulting services to Beijing Zhuanzhuan in exchange for service fees. In addition, pursuant to the exclusive option agreements, Beijing Zhuanzhuan is prohibited from declaring and paying any dividends without Tianjin Zhuanzhuan’s prior consent and Tianjin Zhuanzhuan enjoys an irrevocable and exclusive option to purchase Beijing Zhuanzhuan shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a purchase price of RMB10 Yuan. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, Zhuan Zhuan Holding can obtain all of the income and the residual interests of Beijing Zhuanzhuan, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Beijing Zhuanzhuan from its existing shareholders. As a result of the contractual arrangements, the Group, through Zhuan Zhuan Holding, consolidates the financial results of Beijing Zhuanzhuan in the Group’s consolidated financial statements in accordance with U.S. GAAP.

b.	Risks in Relation to the VIE Structure

It is possible that the Group’s operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under the existing PRC laws and regulations on foreign investments in certain categories of industries. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and becomes effective in its current form, these provisions regarding control through contractual arrangements construed to apply to the Group’s VIE arrangements may cause the Group’s VIEs to become explicitly subject to the current restrictions on foreign investments in certain categories of industries. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under the PRC laws or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement actions might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the PRC authorities find out that the Group’s operations of certain of its operations and businesses through the VIEs are prohibited under the existing laws and regulations or under the Draft FIE Law assuming it becomes effective, the regulatory authorities with jurisdiction over the licensing and operations of such operations and businesses may have broad discretion in dealing with such violations, including levying fines, confiscating the Group’s income, revoking the businesses or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue any or all portion of its operations. In March 2019, a new draft of Foreign Investment Law (the “New Draft FIE Law”) was submitted to the National People’s Congress for review and was approved on March 15, 2019, which will come into effect from January 1, 2020. The approved Foreign Investment Law (the “FIE Law”) does not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under FIE Law. Since the FIE Law is new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as FIEs and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations. Any of these actions could cause significant disruption to the Group’s business operations, and have severe adverse impacts on the Group’s cash flows, financial position and operating performance.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

•	revoke the Group’s business and operating licenses;

•	require the Group to discontinue or restrict operations;

•	restrict the Group’s right to collect revenues;

•	block the Group’s platforms;

•	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;

•	impose additional conditions or requirements with which the Group may not be able to comply; or

•	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s businesses.

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the right to direct the activities of any of the VIEs (through its equity interests in its subsidiaries) or the right to receive their economic benefits, the Group will no longer be able to consolidate the relevant VIE and its subsidiaries, if any. In the opinion of management, the likelihood of loss in respect of the Group's current ownership structure or the contractual arrangements with its VIEs is remote.

There is no VIE for which the Company has variable interests but is not the primary beneficiary.

As of December 31, 2018, the aggregate accumulated losses of the Group’s VIEs and VIEs’ subsidiaries were approximately RMB1.8 billion, which has been included in the consolidated financial statements.  The following financial statement amounts and balances of the Group’s VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2017 and 2018 and for the three years ended December 31, 2016, 2017 and 2018:

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	As of December 31,
	2017	2018
	RMB	RMB
Cash and cash equivalents	320,493	1,201,368
Short-term investments	1,679,516	1,162,694
Accounts receivable, net	409,759	437,985
Prepayments and other current assets	477,308	659,454
Property and equipment, net	111,962	140,600
Long-term investments	193,867	1,703,968
Intangible assets, net and goodwill	15,808,421	15,634,421
Long-term prepayments and other non-current assets	224,671	52,364
Total assets	19,225,997	20,992,854
Accounts payable	171,306	297,774
Deferred revenues	872,148	803,140
Customer advances	288,953	239,622
Taxes payable	53,629	35,583
Salary and welfare payable	233,692	295,430
Inter-company payable	2,147,993	4,326,185
Accrued expenses and other current liabilities	190,498	312,681
Deferred tax liabilities	282,603	246,858
Total liabilities	4,240,822	6,557,273

	For the year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Revenue	2,459,689	4,086,645	4,244,322
Net income/(loss)	(457,054)	649,831	(603,099)
Net cash provided by operating activities	396,925	1,272,425	2,201,663
Net cash used in investing activities	(446,062)	(1,449,482)	(1,402,912)
Net cash provided by financing activities	28,235	3,485	80,000

Under the contractual arrangements with each of the VIEs and through their respective equity interests in their subsidiaries, the Group has the power to direct the activities of the VIEs and the VIEs’ subsidiaries and the transfer of assets out of the VIEs and the VIEs’ subsidiaries. Therefore, the Group considers that no asset of the VIEs and the VIEs’ subsidiaries can be used only to settle their obligations. As the consolidated VIEs and VIEs’ subsidiaries are incorporated as limited liability companies under the PRC Company Law, the creditors of the liabilities of the consolidated VIEs and the VIEs’ subsidiaries do not have recourse to the general credit of the Company.

The Group believes that the contractual arrangements among each of the VIEs, their respective shareholders and relevant WFOE are in compliance with the PRC laws and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders of VIEs were to reduce their interests in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

The Company’s ability to control the VIEs also depends on the power of attorney and that the WFOEs have to vote on all matters requiring shareholder approval in the VIEs. As noted above, the Company believes this power of attorney is legally enforceable but may not be as effective as direct equity ownership.

Currently there is no contractual arrangement that could require the Company to provide additional financial support to VIEs. As the Company is conducting its businesses mainly through VIEs, the Company may provide such support on a discretionary basis in the future, which could expose the Company to a loss.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

c.	Liquidity

The Group’s principal sources of liquidity are cash and cash equivalents, short-term investments, and cash flows generated from its operations. Cash equivalents mainly consist of time deposits with original maturities of three months or less, and highly liquid investments that are readily convertible to known amounts of cash. Short-term investments comprise investment instruments issued by commercial banks in mainland China, with variable interest rates indexed to the performances of underlying assets and maturity dates within one year.

As of December 31, 2018, the Group had cash and cash equivalents and short-term investments of approximately RMB7.0 billion, and the Group’s working capital was RMB2.2 billion. Net cash provided by the Group’s operating activities were RMB1.9 billion, RMB2.8 billion and RMB3.8 billion, respectively, for the years ended December 31, 2016, 2017 and 2018.

The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. The Group has adopted Accounting Standards Update (“ASU”) No.2014-15 “Presentation of Financial Statements – Going Concern” which addresses management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures if the substantial doubt exists. Based on the Group’s operating plan without considering any mitigating plan as discussed in ASU No. 2014-15, or any guarantee by related party, the management is of the opinion that, the Group’s current cash and cash equivalents and anticipated cash flow from operations provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next twelve months from the date the consolidated financial statements for the year ended December 31, 2018 are issued. As a result, the consolidated financial statements of the Group for the year ended December 31, 2018 have been prepared on a going concern basis.

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

All significant transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statement of comprehensive income/(loss) from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

The Company deconsolidates its subsidiaries in accordance with ASC 810-10-40-4 as of the dates the Company ceases to have controlling financial interests in the subsidiaries.

The Company accounts for the deconsolidation of its subsidiaries by recognizing a gain or loss in net income/(loss) attributable to the Company in accordance with ASC 810-10-40-5. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair values of any consideration received, the fair values of any retained noncontrolling interests in the subsidiaries being deconsolidated, and the carrying amounts of any noncontrolling interests in the subsidiaries being deconsolidated, including any accumulated other comprehensive income/(loss) attributable to the noncontrolling interests, and (b) the carrying amounts of the assets and liabilities of the subsidiaries being deconsolidated.

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

(c)	Functional Currency and Foreign Currency Translation

The functional currency of the Company and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is Chinese Renminbi (“RMB”) as determined based on ASC 830, “Foreign Currency Matters”. Effective December 31, 2016, the Group changed its reporting currency from US$ to RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the consolidated statement of changes in shareholders’ equity. For the year ended December 31, 2016, foreign currency translation loss, net of nil tax was RMB76.0 million. For the years ended December 31, 2017 and 2018 foreign currency translation income, net of nil tax was RMB82.9 million and RMB15.5 million, respectively.

Foreign currency transactions denominated in currencies other than the functional currencies are translated into the functional currencies using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in the consolidated statements of comprehensive income/(loss). Foreign currency exchange loss was RMB3.7 million for the year ended December 31, 2016. Foreign currency exchange gain was RMB0.8 million and RMB0.6 million for the year ended December 31, 2017 and 2018, respectively.

 For the convenience of the reader, translations of amounts from RMB into US$ were calculated at the exchange rate of RMB6.8632 per US$1.00, the middle rate on December 31, 2018, the last business day in the year ended December 31, 2018, as published on the website of the State Administration of Foreign Exchange of the PRC. No representation is made that the RMB amounts could have been, or could be converted into US$ at such rate.

(d)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

The following table sets forth a breakdown of the Group’s cash and cash equivalents by currency denomination, jurisdiction and geographical location as of December 31, 2017 and 2018:

	US$ in thousands					RMB in thousands					RMB in thousands
	USA	Hong Kong	China Non VIE	China VIE	Total	USA	Hong Kong	China Non VIE	China VIE	Total	Total translated to RMB
December 31, 2017	3	143,357	4,525	4	147,889	271	153	237,756	320,465	558,645	1,524,982
December 31, 2018	3	122,704	2,534	4	125,245	272	128	326,156	1,201,340	1,527,896	2,387,478

(e)	Restricted cash-current and restricted cash-non-current

Cash that is legally restricted from withdrawal and pledged as collateral with commercial banks for the Group’s bank loans is reported separately on the face of the Group’s consolidated balance sheets. In accordance with ASU No. 2016-18, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Cash that is legally restricted from withdrawal amounted to RMB86.0 million and RMB15.7 million was included in the balance of restricted cash-current in the Group’s consolidated balance sheets as of December 31, 2017 and 2018, respectively. Cash pledged with commercial banks for the Group’s bank loans amounted to RMB7.4 million and RMB796.3 million was included in the balance of restricted cash-current in the Group’s consolidated balance sheets as of December 31, 2017 and December 31, 2018, respectively. Cash pledged with commercial banks for the Group’s bank loans amounted to RMB792.0 million and RMB nil were included in the balance of restricted cash-non-current in the Group’s consolidated balance sheets as of December 31, 2017 and 2018, respectively.

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

Variable-rate financial instruments are recorded at fair values based on the judgment that expected return will be obtained upon maturity. As of December 31, 2017 and 2018, the Group has short-term investments of RMB3.4 billion and RMB4.6 billion, respectively.

(h)	Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of allowance for doubtful account. The carrying values of accounts receivable are reduced by allowances that reflects the Group’s best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, accounts aging, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis. An accounts receivable is written off after all collection effort has ceased. The Group recognized RMB11.6 million and RMB4.9 million allowance for doubtful accounts for the years ended December 31, 2017 and 2018, respectively.

(i)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment. Property and equipment are depreciated over the estimated useful lives on a straight-line basis. The estimated useful lives are as follows:

Buildings	30-50 years
Computers and equipment	3-5 years
Motor vehicles	4-5 years
Furniture and fixtures	5 years
Software	3-5 years
Leasehold improvements	Over the shorter of lease terms or the estimated useful lives of assets

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Expenditures for maintenance and repairs are expensed as incurred. The gains or losses on the disposal of property and equipment are the differences between the net sales proceeds and the carrying amounts of the relevant assets and are recognized in the consolidated statements of comprehensive income/(loss).

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

Intangible assets with finite lives are carried at cost less accumulated amortization. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives using the straight-line method as follows:

Customer relationships	2-3 years
Domain names and trademarks	9-10 years
Technology	4-5 years
Licenses	10 years

 Intangible assets with infinite lives are evaluated to determine the fair value annually. An impairment loss is recognized if the carrying amount exceeds the fair value. Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

(k)	Land use rights, net

Land use rights are carried at cost less accumulated amortization. Amortization is provided to write off the cost of lease prepayments on a straight-line basis over the period of the shorter of estimated useful lives which are generally 50 years or the terms of the land use rights purchase agreements.

(l)	Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on Testing of Goodwill for Impairment, the Company first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Company decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually. No impairment of goodwill was recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(m)	Long-term investments

(i)	Equity Investments Accounted for Using the Equity Method

In accordance with ASC 323 Investment-Equity Method and Joint Ventures, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income/(loss) after the date of acquisition. The Group will discontinue applying equity method if the carrying amount of an investment (and additional financial supports to the investee, if any) has been reduced to zero.

When the Group’s investment in common stock has been reduced to zero and it has other investments in the investee, the Group continues to record its share of income or loss in the equity investees in its consolidated statements of comprehensive income/(loss), to the extent of and as an adjustment to the adjusted basis of the other investments in the investee. The order in which those equity method income or loss should be applied to the other investments shall follow the seniority of the other investments (that is, priority in liquidation). In such instances, the Group recognizes investee income or loss based on the ownership level of the particular investee security or loan/advance held by the Group.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity’s common stock.

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, stock prices of public companies in which the Group has an equity investment, current economic and market conditions, operating performance of the investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income/(loss). No impairment was recorded for equity method investments for the years ended December 31, 2016, 2017 and 2018.

(ii)	Equity Investment with Readily Determinable Fair Values

Due to the adoption of ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), on January 1, 2018, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through the consolidated statements of comprehensive income/(loss). There will no longer be an available-for-sale classification (changes in fair value previously reported in other comprehensive income) for equity securities with readily determinable fair values.

Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(iii)	Equity Investments without Readily Determinable Fair Values

Prior to adopting ASU 2016-01 on January 1, 2018, for those investments over which the Group does not have significant influence and without readily determinable fair value, the Group carried the investment at cost and only adjusted for other-than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Based on ASU 2016-01, the Group will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method either at fair value with changes in fair value recognized in net income or at cost less impairment, adjusted for subsequent observable price changes (“measurement alternative”). An election to measure an equity security shall be made for each investment separately. If the Group elects to use this measurement alternative method, the Group should report changes in the carrying value of the equity investments in current earnings whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer.

For each reporting period, the Group would make a qualitative assessment considering impairment indicators to evaluate whether the equity investment without a readily determinable fair value is impaired. Impairment indicators that the Group considers include, but are not limited to, 1) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, 2) a significant adverse change in the regulatory, economic, or technological environment of the investee, 3) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, 4) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment, and 5) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

When indicators of impairment exist, the Group prepares quantitative assessments of the fair value of the equity investments using both the market and income approaches which require judgment and the use of estimates, including discount rates, investee revenues and costs, and comparable market data of private and public companies, among others. When the assessment indicates that an impairment exists, the Group will include an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

Because the investees’ operation metrics did not meet the expectations, the Group recorded RMB142.1 million, RMB37.3 million for the cost method investments for the years ended December 31, 2016 and 2017, respectively. The Group recorded RMB40.0 million impairments for investments accounted for under the cost less impairment adjusted for subsequent observable price changes method for the year ended December 31, 2018. The impairment was recorded in “investment income/(loss), net” in the Group’s consolidated statements of comprehensive income/(loss).

(iv)	Non-marketable equity security held by an investment company within the Group

In accordance with ASC 946-320 Financial Services—Investment Companies, Investments—Debt and Equity Securities, the Company accounts for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured periodically in accordance with ASC 820.

(n)	Impairment of other long-lived assets

In accordance with ASC 360-10-35, the Group’s other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. Impairment charges of other long-lived assets of RMB30.0 million, RMB nil and RMB nil were recognized for the years ended December 31, 2016, 2017 and 2018, respectively.

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

The Group’s financial instruments mainly include cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts receivable, certain long-term investments, accounts payable. The carrying value of the Company’s accounts receivable and accounts payable approximates their fair value because of their short maturities. Investments under the measurement alternative method and equity method are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3). Intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized. Please see Note 20 for additional information.

(p)	Customer advances and deferred revenues

In most cases, our customers pay in advance to purchase membership services and online marketing services. The cash proceeds received from customers are initially recorded as customer advances. When a specific service is selected and activated, the amount related to the service is transferred to deferred revenues.

(q)	Revenue recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, applying the modified retrospective method to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the year ended December 31, 2018 were presented under ASC 606, while revenues for the year ended December 31, 2016 and 2017 were not adjusted and continued to be reported under ASC 605. The adoption had no material impact on the Group’s accumulated deficit as of January 1, 2018 and the Group’s consolidated financial statements for the year ended December 31, 2018.

The Group generates revenues primarily from membership and online marketing services. The Group sells its services through its direct sales teams, third party sales agencies and online self-serve channels. Under ASC 606, revenues are recognized when control of the promised goods or services is transferred to the Group’s customers, in an amount of consideration the Group expects to be entitled to in exchange for those goods or services.

The Group determines revenue recognition through the following steps:

•	identification of the contract, or contracts, with a customer;

•	identification of the performance obligations in the contract;

•	determination of the transaction price;

•	allocation of the transaction price to the performance obligations in the contract; and

•	recognition of revenue when, or as, we satisfy a performance obligation.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The Group’s revenues have been subject to value added tax (“VAT”). To record VAT payable, the Group uses the net presentation method, which presents the difference between the output VAT on goods sold or taxable services and the available input VAT amount (at the rate applicable to the supplier). Revenues are recorded net of VAT in accordance with the ASC 606. The recognition of revenues involves certain management judgments. The amount and timing of our revenues could be materially different for any period if management made different judgments or utilized different estimates.

(i)	Membership

A membership is a basic services package mainly consisting of the following services: customer certification, display of an online storefront on the Group’s platforms, preferential listing benefits such as limited daily priority listings and higher limit for free daily listings, access to the Group’s dedicated customer service support team and online account management system. As the receipt of membership fees is for services to be delivered over a period of time, the receipt is initially recorded as customer advances. When a specific subscription-based membership service is selected and activated, the amount related to the membership service is transferred to deferred revenues, and revenue is recognized ratably over the membership period as the service is rendered.

(ii)	Online marketing services

The Group’s online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple performance obligation, revenues are allocated to each performance obligation. The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price of the Group.

(iii)	E-commerce services

The Group’s e-commerce services refer to services provided to the real estate developers such as sale of discount coupons with which home buyers use to buy properties at a discounted price. It might also include tours to visit the properties, on site promotion activities and other services relating to property purchases. The coupon purchased by prospective home buyers is refundable before a purchase of the specified properties prior to the expiry date of the coupon. The Group recognizes revenues when home buyers apply the discount coupon to pay for the purchase price of the specified properties from real estate developers. Cash received in advance of the purchase of specified properties is recorded as customer advances, as a type of contract liability.

(iv)	Other revenues

Other revenues are primarily derived from selling used goods and providing services on Zhuan Zhuan, the Group’s online used goods trading platform and providing various online to offline recruitment services. The Group recognizes other revenues when the related services are rendered or goods are sold.

For all other arrangements that include multiple performance obligations, the Group would evaluate all the performance obligations in the arrangement to determine whether each performance obligation is distinct. Consideration is allocated to each performance obligation based on its standalone selling price. If a promised good or service does not meet the criteria to be considered distinct, it is combined with other promised goods or services until a distinct bundle of goods or services exists.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services customers are required to pay before the services are delivered. The Group recognizes a contract asset or a contract liability in the consolidated balance sheet, depending on the relationship between the Group’s performance and the customer’s payment.

The Group will recognize an account receivable in its consolidated balance sheets when it performs a service or transfers a good in advance of receiving consideration and if it has the unconditional right to receive consideration. Accounts receivable is presented netting of the allowance for doubtful accounts (See Note 2 (h)). Accounts receivable as of December 31, 2017 and 2018 were RMB667.8 million and RMB917.4 million, respectively. The Group do not have any capitalized contract cost.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Contract liabilities are recognized if the Group receives consideration in advance of performance. Customers pay in advance to purchase membership services and online marketing services. The cash proceeds received from customers are initially recorded as customer advances and then transferred to deferred revenues when they are used to purchase desired services. Customer advances and deferred revenues are considered as contract liability. The Group had customer advances and deferred revenues balances of RMB3.5 billion and RMB3.8 billion as of December 31, 2017 and December 31, 2018, respectively. The majority of the balances as of December 31, 2017 were recognized as revenue in the year ended December 31, 2018. Due to the generally short-term duration of the relevant contracts, a majority of the receipts in advance and deferred revenues are recognized in the following reporting period. The increase in the customer advances and deferred revenues balance was primarily driven by cash payments received in advance of satisfying performance obligations.

Practical Expedients

The Group generally expense sales commissions when incurred for all contracts with the contract terms of one year or less. These costs are recorded within sales and marketing expenses.

Payment terms and conditions vary by contract type, although terms generally include a requirement of prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

(r)	Cost of revenues

Cost of revenues mainly consists of (i) costs of goods sold and services rendered in various platforms of the Company, (ii) traffic acquisition cost paid to 58.com advertising union partner, and (iii) expenses associated with the operation of platforms, such as data center bandwidth fees, depreciation and maintenance expenses for computers, servers and other equipment, short message services (“SMS”) costs, salaries, bonuses, benefits and share-based compensation expense relating to web operation and information quality control personnel.

(s)	Advertising expenses

Advertising expenses are generally prepaid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2016, 2017 and 2018, advertising expenses recognized in the consolidated statements of comprehensive income/(loss) were RMB2.0 billion, RMB2.1 billion and RMB3.3 billion, respectively. Out of the total advertising expenses, RMB351.1 million, RMB422.3 million and RMB621.6 million were charged by the Group’s related party Tencent Holdings Ltd. and its subsidiaries and affiliated entities (collectively referred to as “Tencent”), for the year ended December 31, 2016, 2017 and 2018, respectively.

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

The Group has incentive plans for the granting of share-based awards, including share options, restricted share units (“RSUs”) and restricted shares (“RSs”), to its employees and directors. Share-based compensation expenses are recognized as costs and expenses on a straight-line basis over the vesting period in the consolidated statements of comprehensive income/(loss) based on the fair value of the related share-based awards on their grant date, if no performance conditions are required. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved and should not be accrued if it is not probable that the performance condition will be achieved. As a result, the Group recognizes no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

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

Uncertain tax positions

The guidance prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interests and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income/(loss). The Group did not have any significant interest or penalties associated with tax positions for the year ended December 31, 2016, 2017 and 2018. The Group did not have any significant unrecognized uncertain tax positions for the year ended December 31, 2016, 2017 and 2018.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(x)	Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulation requires that the Group makes contributions to the government for these benefits based on certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. Currently, the Group is paying contributions to the social insurance plan for all full-time employees and to the housing fund plans for some employees, but the amounts paid for these employees may not be sufficient as required by the PRC laws and regulations, for which the Group have made provision based on its best estimate. The Group has no legal obligation for the benefits beyond the required contributions.

The Group recorded employee benefit expenses of RMB477.0 million, RMB476.3 million and RMB626.4 million for the years ended December 31, 2016, 2017 and 2018, respectively.

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

Government grants relating to the property, plant and equipment and other non-current assets are presented in the consolidated balance sheets by deducting the grants in arriving at the assets carrying amount and are credited to consolidated statements of comprehensive income/(loss) on a straight-line basis over the expected lives of the related assets.

For the years ended December 31, 2016, 2017 and 2018, the Group recognized government grants of approximately RMB72.3 million, RMB81.4 million and RMB59.9 million, respectively, in others, net in the consolidated statements of comprehensive income/(loss).

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

(aa)	Business combination, noncontrolling interests and mezzanine classified noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Company to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference will be recognized directly in the consolidated statements of comprehensive income/(loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income/(loss).

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In a business combination achieved in stages, the Company re-measures the previously held equity interests in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income/(loss).

For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the noncontrolling interests are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interests are classified as mezzanine classified noncontrolling interests. Consolidated net income/(loss) on the consolidated statements of comprehensive income/(loss) includes the net income/(loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(ab)	Statutory reserves

The Group’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries in the PRC are required to make appropriations to certain non-distributable reserve funds.

In accordance with China’s Company Laws, the Company’s PRC subsidiaries, the VIEs and VIEs’ subsidiaries that are Chinese companies, must make appropriations from their after-tax profit (as determined under the Accounting Standards for Business Enterprises as promulgated by the Ministry of Finance of the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

As of December 31, 2017 and 2018, the Group had statutory reserves amounted to RMB266.7 million and RMB527.6 million, respectively.

(ac)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence of the same party, such as family member or relative, shareholder, or a related corporation.

(ad)	Earnings/(loss) per share

The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares. Basic earnings/(loss) per share is computed by dividing net income/(loss) attributable to 58.com Inc. by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share in the losses. Diluted earnings/(loss) per share is calculated by dividing net income/(loss) attributable to ordinary shareholders, as adjusted for the accretions and allocation of net income related to the preference shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preference shares using the if-converted method, and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings/(loss) per share calculation when inclusion of such shares would be anti-dilutive.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(ae)	Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, mainly consists of accumulated foreign currency translation adjustment.

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

(ag)	Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which amends the existing accounting standards for lease accounting. For operating leases, ASU 2016-02 requires a lessee to recognize a right-of-use asset and a lease liability, initially measured at the present value of the lease payments, in its balance sheet with terms of more than twelve months. Lessees are permitted to make an accounting policy election to not recognize the asset and liability for leases with a term of twelve months or less. The standard also requires a lessee to recognize a single lease cost, calculated so that the cost of the lease is allocated over the lease term, on a generally straight-line basis. In addition, this standard requires both lessees and lessors to disclose certain key information about lease transactions. The standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. In January 2018, the FASB issued ASU No. 2018-01, “Leases (Topic 842) – Land easement practical expedient” (“ASU 2018-01”), which provides an optional transition practical expedient to not evaluate under Leases (Topic 842) existing or expired land easements that were not previously accounted for as leases under Leases (Topic 840). ASU 2018-01 requires that an entity that elects this practical expedient should evaluate new or modified land easements under Leases (Topic 842) beginning at the date that the entity adopts the standard. The Group will elect this practical expedient. In July 2018, the FASB issued ASU 2018-10, “Leases (Topic 842) – Codification improvements” (“ASU 2018-10”), which amends to increase stakeholders’ awareness of the amendments and to expedite the improvements. The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in ASU 2016-02. In July 2018, the FASB also issued ASU 2018-11, “Lease (Topic 842) – Targeted Improvements” (“ASU 2018-11”), which provides an alternative transition approach allowing companies to initially apply the new leases standard by recognizing a cumulative-effect adjustment on adoption date. The Group will adopt the new guidance and related updates on January 1, 2019, using the alternative transition approach in accordance with ASU 2018-11. The Group currently believes the most significant change will be related to the recognition of right-of-use assets and lease liabilities on the Group’s balance sheet for certain in-scope operating leases. The Group does not expect any material impact on net assets and the consolidated statement of comprehensive income as a result of adopting the new standard.

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

In January 2017, the FASB issued ASU No. 2017-04, “Simplifying the Test for Goodwill Impairment.” The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The guidance should be adopted on a prospective basis for the annual or any interim goodwill impairment tests beginning after December 15, 2019. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. The Group early adopted the amendments from January 1, 2018 on a prospective basis. The Group concluded that the early adoption of this update has no impact on its consolidated financial statements and related disclosures.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718) - Improvements to Nonemployee Share-Based Payment Accounting to simplify the accounting for share-based payments to nonemployees” (“ASU 2018-07”) by aligning it with the accounting for share-based payments to employees, with certain exceptions. Under the guidance, the measurement of equity-classified nonemployee awards will be fixed at grant date, which may lower their cost and reduce volatility in the income statement. The guidance is effective for public business entities in annual periods beginning after December 15, 2018, and interim periods within those years. Early adoption is permitted, including in an interim period. The ASU 2018-07 will impact the accounting of the share-based awards granted to non-employees and the Group does not expect a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement”. The guidance eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect a significant impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles—Goodwill and Other—Internal-Used Software (Subtopic 350-40) (“ASU 2018-15”). The guidance intended to align the requirements for capitalization of implementation costs incurred in a cloud computing arrangement that is a service contract with the existing guidance for internal-use software. Capitalized implementation costs should be amortized over the term of the hosting arrangement and recorded in the same financial statement line items as amounts for the hosting arrangement. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The guidance provides flexibility in adoption, allowing for either retrospective adjustment or prospective adjustment for all implementation costs incurred after the date of adoption. The Group is evaluating the impact this new accounting guidance will have on its consolidated financial statements.

In March 2019, the FASB issued ASU 2019- 02, “Improvements to Accounting for Costs of Films and License Agreements for Program Materials”, which improves U.S. GAAP by aligning the accounting for production costs of an episodic television series with the accounting for production costs of films by removing the content distinction for capitalization. In addition, ASU 2019-02 requires that an entity test a film or license agreement for program material within the scope of ASC 920-350 for impairment at a film group level when the film or license agreement is predominantly monetized with other films and/or license agreements. The presentation and disclosure requirements in ASU 2019-02 also increase the transparency of information provided to users of financial statements about produced and licensed content. This update will be effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Group is currently in the process of evaluating the impact of the adoption of ASU 2019-02 on its consolidated financial statements.

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

The Group believes that there is no significant credit risk associated with cash and cash equivalents, term deposits and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries are located.

The Group has no significant concentrations of credit risk with respect to its customers and related parties and other parties. The Group assesses the credit quality of and sets credit limits on its customers by taking into account their financial position, the availability of guarantees from third parties, their credit history and other factors such as current market conditions.

(b)	Major customers

There was no customer whose revenue represented over 10% of total revenues in the years ended December 31, 2016, 2017 and 2018.

There was no accounts receivable from any customer represented over 10% of total accounts receivable as of December 31, 2017 and 2018.

(c)	Foreign currency risk

The Group’s operating transactions are mainly denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by laws to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to effect the remittance. The value of the RMB is subject to changes by the central government policies and to international economic and political developments. In July 2005, the PRC government changed its decades-old policy of pegging the value of RMB to US$ and RMB appreciated more than 20% against US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between RMB and US$ remained within a narrow band. Since June 2010, RMB has fluctuated against US$, at times significantly and unpredictably, and in recent years RMB has depreciated significantly against US$. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future. The net foreign exchange gain recognized in 2018 was insignificant.

4.	Business acquisitions and equity investment transactions

(a)	Acquisition of Anjuke Inc. (“Anjuke”)

On March 2, 2015, the Group completed the acquisition of 100% equity interests of Anjuke, a major online real estate listing platform in China which allows potential home buyers and renters to search for primary and secondary real estate. This transaction allows the Group to create China’s largest secondary and rental real estate platform by combining the Group’s housing content category with Anjuke’s platform. Total consideration for this acquisition consisted of approximately 4.8 million newly issued ordinary shares and approximately 0.2 million fully vested RSUs of the Company and RMB985.4 million (US$160.2 million) in cash. The total cash consideration of RMB985.4 million (US$160.2 million) less cash acquired of RMB40.5 million (US$6.6 million) and cash consideration payable of RMB188.1 million (US$29.0 million) resulted in a net cash outlay of RMB766.5 million (US$124.6 million) at the acquisition date. All the cash consideration payable has been settled as of December 31, 2016.

The acquisition had been accounted for as a business acquisition and the results of operations of Anjuke and its subsidiaries and variable interest entity from the acquisition date have been included in the Group’s consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(b)	Investment and consolidation of Falcon View Technology (“Ganji”)

(i)	Equity investment in Ganji

On April 20, 2015, the Group acquired from Ganji’s shareholders certain number of ordinary and preference shares of Ganji which accounted for less than 50% equity stake in Ganji, the holding company of the PRC entities operating Ganji.com, a major online classifieds platform in China for consideration consisting approximately 34.0 million newly issued ordinary shares of the Company and RMB2.5 billion (US$412.2 million) in cash. The RMB2.5 billion (US$412.2 million) of total cash consideration less consideration payable of RMB794.9 million (US$122.4 million) resulted in a net cash outlay of RMB1.8 billion (US$289.8 million) upon the completion of the equity investment (the “Transaction (i)”).

The investment in the ordinary shares of Ganji was accounted for as equity method investment based on the equity interests of 31.6% attributable to the acquired ordinary shares of Ganji in accordance with ASC 323. During the period from April 20, 2015 to August 6, 2015, the Group recognized its proportionate share of Ganji’s net loss, which amounted to RMB657.4 million (US$103.6 million), into the consolidated statements of comprehensive income/(loss).

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

Upon the completion of the transactions on August 6, 2015, Ganji was directly owned by the Company as a result of the Transaction (i) and by the Equity Funds and Tencent as a result of the Transaction (ii) Pursuant to ASU No. 2015-2, although the Company is a limited partner of the Equity Funds, the Company has a substantive kick-out right and holds the majority shareholding in the Equity Funds, and there are no other limited partners holding substantive participating right to the Equity Funds. Therefore, the Company considered that it has a controlling financial interest over the Equity funds under the voting interest model, and as a result has consolidated Ganji since August 6, 2015. The financial results of Ganji were no longer reflected in the financial statement line item of “share of results of equity investees”. The Company accounted for the Transaction (ii) as step acquisition of Ganji on August 6, 2015. The Group believes the investment in the Equity Funds which acquired Ganji will allow the Group to leverage the Ganji platform and create business synergy for the Group’s online local services platform.

As a result of the step acquisition, the Company became the beneficial owner of an aggregate of 99.6% equity interests in Ganji. The remaining 0.4% interest in Ganji was owned by Tencent. In relation to this noncontrolling interest in Ganji, a put option agreement was entered into between the Company and Tencent in 2015, where the Company has also granted to Tencent a right to sell all of Tencent’s interest in Ganji (the “Put Option”).

The Company determined that the Put Option over Tencent’s noncontrolling interests in Ganji was considered on a combined basis and was accounted for as mezzanine classified noncontrolling interests as a whole as the noncontrolling interests can be redeemed by Tencent through exercising the Put Option. The carrying amount of the mezzanine classified noncontrolling interests initially recognized on August 6, 2015 was accreted using effective interest method to the accreted value pursuant to the Put Option agreement.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

On the acquisition date of Ganji, the mezzanine classified noncontrolling interests are recognized and measured at fair value by the Company in accordance with ASC 805-20-30-1 and ASC 480-10-S99-3A and the Company’s previously held interest in Ganji (i.e. the less than 50% investment as a result of Transaction (i)) was remeasured to fair value on the same date in accordance with ASC 805-10-25-10.

By applying a market approach and an income approach, the fair value of the mezzanine classified noncontrolling interests and the fair value of the previously held equity interests in Ganji were estimated to be RMB86.5 million (US$14.1 million) and RMB7.2 billion (US$1.2 billion), respectively. These fair value measurements of the noncontrolling interests and the previously held equity interests are based on significant inputs not observable in the market, and thus represent Level 3 measurements. The Group recognized a loss of RMB224.3 million (US$35.2 million) as a result of the remeasurement of the previously held equity interests in Ganji upon completion of the step acquisition in Ganji.

The total cash consideration of RMB2.8 billion (US$457.6 million) less cash acquired of RMB377.0 million (US$61.6 million) and consideration payable of RMB982.9 million (US$151.4 million) resulted in a net cash outlay of RMB1.5 billion (US$244.6 million) at the acquisition date.

In September 2017, Tencent exercised the Put Option and sold the 0.4% interest in Ganji to the Company at the accreted value of RMB91.9 million (US$14.1 million). As a result, Ganji became a wholly owned subsidiary of the Company since then.

(c)	Other acquisitions

The Group also completed other acquisitions that will be accounted for as business acquisitions from 2016 to 2018. In the year ended December 31, 2016, 2017 and 2018, the Group paid RMB0.5 million, RMB3.1 million and RMB9.8 million in cash, respectively, for these acquisitions.

5.	Deconsolidation of 58 Home

58 Home has been the holding company of the 58 Home business and a majority owned entity of the Company since its establishment in late 2014.

On October 12, 2015, a share subscription agreement (the “58 Home Share Subscription Agreement”) was entered into among 58 Home and certain investors whereby 58 Home agreed to issue Series A convertible preference shares (“58 Home Series A Preference Shares”) amounting to an aggregate purchase price of RMB1.9 billion (US$300.0 million). Investors of the 58 Home Series A Preference Shares included the Company who paid RMB63.9 million (US$10.0 million) for certain number of 58 Home Series A Preference Shares and other new investors who paid RMB1.9 billion (US$290.0 million) aggregately to subscribe the remaining 58 Home Series A Preference Shares. The transaction was intended to reduce the pressure on the Group’s cash flows and profitability, enable the Group to better focus on its core classifieds business, and further fuel the growth of 58 Home with more independent operation and support from new investors.

Before closing of the transaction, in November 2015, pursuant to the 58 Home Share Subscription Agreement, the Company unilaterally contributed RMB640.7 million as additional paid-in capital to 58 Home by waiving RMB640.7 million receivables from 58 Home. Because the noncontrolling ordinary shareholders of 58 Home are employees of the Group, the unilateral capital contribution by the Company resulted in the increase in the noncontrolling interests of 58 Home by RMB77.3 million and the corresponding amount was recognized as employee compensation expense in the Group’s consolidated statements of comprehensive income/(loss).

Pursuant to the Amended and Restated Memorandum of Association of 58 Home adopted on October 26, 2015, certain approval rights were granted to a noncontrolling preference shareholder of 58 Home in relation to (i) annual budget and (ii) employment of certain key management members of 58 Home. These approval rights granted to the noncontrolling preference shareholders of 58 Home were considered as substantive participating rights in accordance with ASC 810-10. As a result, the Group has deconsolidated 58 Home since the completion of the transaction on November 27, 2015.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

On the date of deconsolidation, the Group derecognized the assets and liabilities, including allocated goodwill attributable to 58 Home, which amounted to RMB1.3 billion, derecognized noncontrolling interests of 58 Home and recognized the investment in 58 Home Series A Preference Shares at fair value of RMB63.9 million (US$10.0 million), the investment in 58 Home ordinary shares (the “58 Home Ordinary Shares”) at fair value of RMB1.6 billion, and a gain on deconsolidation of 58 Home of RMB292.8 million.

Subsequent to the completion of the above transaction, the Group continued to retain equity interests in 58 Home through its ownership of 58 Home Ordinary Shares, representing 87.9% ordinary share equity interests in 58 Home, and certain number of 58 Home Series A Preference Shares, representing 3.3% preferred share equity interests in 58 Home. The Company’s investment in 58 Home Ordinary Shares was accounted for as equity method investment in accordance with ASC 323. The Company’s investment in the 58 Home Series A Preference Shares was accounted for under cost method, and measurement alternative after the Company adopted ASU 2016-01 from January 1, 2018 because the preference shares were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price.

In August 2018, 58 Freight Inc., a subsidiary of 58 Home, completed a round of financing from outside investors. Taobao China Holdings Limited, the original shareholders of 58 Home, also pushed down certain 58 Home Series A Preference Shares from 58 Daojia Inc. level to 58 Freight Inc. level. As of December 31, 2018, the Company held 68.8% of equity interests in 58 Daojia Inc. on an as converted basis, including 87.9% of the total outstanding ordinary shares and 5.0% of the total outstanding preferred shares.

The Company shared 87.9% net loss of 58 Home according to the 58 Ordinary Share equity ownership since November 27, 2015. Since January 2018, the carrying amount of the Group’s investment in 58 Home Ordinary Shares has been reduced to zero due to the accumulated losses picked up from 58 Home. The Group has continued to record its share of losses in 58 Home in its consolidated statements of comprehensive income/(loss) to the extent of the Group’s investment in 58 Home’s Series A Preference Shares at 3.3% since January 2018 and started to share net loss of 58 Home at 5.0% after 58 Freight Inc. completed its equity financing in August 2018.

For the year ended December 31, 2017 and 2018, the Group recorded investment losses of RMB663.2 million and RMB79.6 million, respectively, in share of results of equity investees in the consolidated statements of comprehensive income/(loss).

In accordance with Rule 4-08(g) of Regulation S-X, the Company summarized the condensed financial information of 58 Home for the periods in which it was accounted for by equity method.

	For the year ended December 31, 2016	For the year ended December 31, 2017	For the year ended December 31, 2018
	RMB	RMB	RMB
Operating result data:
Total revenues	114,484	484,952	950,803
Gross profit	90,527	306,207	498,446
Loss from operations	(975,358)	(764,049)	(1,409,250)
Net loss	(1,015,209)	(769,839)	(1,423,428)

		As of December 31,
		2017	2018
		RMB	RMB
Balance sheets data:
Current assets		878,370	625,458
Non-current assets		1,276,431	1,279,304
Current liabilities		729,551	1,260,297
Non-current liabilities		31,899	193,534
Mezzanine equity		1,960,260	2,753,038
Total shareholders’ deficit		(566,909)	(2,302,107)

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Intangible assets amounted to RMB304.5 million and the related deferred tax liability amounted to RMB76.1 million were recognized on the date of the deconsolidation as a result of attributing the basis difference between the Company’s initial cost of investment in 58 Home and the Company’s share of the carrying value of the net assets of 58 Home. The differences arising from the abovementioned assets and liabilities resulted in an aggregated net increase of RMB24.4 million for both the year ended December 31, 2017 and 2018, in the Company’s share of 58 Home’s losses in the consolidated statement of comprehensive income/(loss).

6.	Disposal of Guazi and conversion of Guazi Convertible Note

As part of the acquired Ganji business, Guazi was engaged in the business of operating an online consumer to consumer (“C2C”) platform for trading used cars and providing relevant services. In 2017, Guazi was renamed to Che Hao Duo.

On December 31, 2015, the following transactions were completed pursuant to a share purchase agreement among the Company, the entities of Guazi and Mr. Haoyong Yang, ex-founder and ex-chief executive officer of Ganji (the “Guazi Purchaser”):

•	The Company transferred 54.4% ownership interests in Guazi to the Guazi Purchaser in return for cash proceeds of RMB324.7 million (US$50.0 million).

•	The Company concurrently used the proceeds of RMB324.7 million (US$50.0 million) to invest in a RMB324.7 million (US$50.0 million) non-interest bearing Guazi Convertible Note. The Guazi Convertible Note is convertible into preference shares of Guazi to be issued in Guazi’s subsequent round of financing at the same price paid by other investors.

•	The Company retained 45.6% ownership interest in Guazi by purchasing 38.8 million Series A convertible and redeemable preference shares of Guazi (the “Series A Guazi Shares”) at the par value of the shares.

The negotiation and execution of the transactions mentioned above were not dependent with the acquisition of Ganji.

As a result of this transaction, the Group was able to reduce pressures on cash flows and profitability and better focus on its core classifieds business. In addition, a more independent Guazi is expected to grow its business faster with support from new investors. The Company lost control over Guazi on December 31, 2015, and derecognized the assets and liabilities, including allocated goodwill attributable to Guazi, which amounted to RMB180.4 million, and recognized the investment in Series A Guazi Shares at fair value of RMB348.6 million, the investment in Guazi Convertible Note at fair value of RMB307.2 million, a gain on disposal of Guazi of RMB472.2 million on December 31, 2015.

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

Subsequently, the investment in Series A Guazi Shares was accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018, as the shares held by the Company were not considered in-substance common stock and the shares do not have readily determinable fair value. The Company also determined that the host contract of Series A Guazi Shares is equity in nature and there was no embedded derivative that needs to be separately accounted for in accordance with ASC 815-15-25-1.

The Company accounted for its investment in Guazi Convertible Note under ASC 310 which was carried at amortized cost using effective interest rate method and presented it as a long-term prepayment for additional shares of Guazi upon note conversion as of December 31, 2015.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In March 2016, the Company converted the entire amount of Guazi Convertible Note into 62.5 million Guazi Series B1 preference shares (“Guazi Series B1 Shares”) based on a conversion price of US$0.80 per share. Upon the conversion, the Company recognized a loss of RMB84.2 million in others, net in its consolidated statement of comprehensive income/(loss), which resulted from different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares, although the conversion price was the same as the issuance price paid by other Series B preference share investors of Guazi. The different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares were resulted from negotiation between the Company and various investors during Guazi Series B round of financing which commenced and completed in the first quarter of 2016.

The Guazi Series B1 Shares was measured at fair value of RMB239.5 million on the date of conversion with the assistance of a third-party independent valuation specialist. The fair value was based on significant inputs not observable in the market, and thus represented Level 3 measurements. As of December 31, 2018, the investment in Guazi Series B1 Shares was accounted for using measurement alternative as the shares invested by the Group were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price. In 2017, the Group sold certain number of Series A Guazi Shares and recognized the difference between the cash proceeds received and the carrying value of the Series A Guazi Shares disposed as investment income amounted to RMB300.1 million. As of December 31, 2018, the Group held 19.1% equity interests in Che Hao Duo on fully diluted basis.

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

In addition to the Disposal Transaction, on June 20, 2016, the Company made additional investment in Tujia including the purchase of approximately 5.2 million Tujia Ordinary Shares and 2.3 million Tujia Series D Preference Shares by (i) paying RMB65.9 million in cash, and (ii) providing future services with fair value of approximately RMB79.1 million (the “Investment Transaction”).

Upon completion of the above transactions, the Company derecognized the assets and liabilities, including allocated goodwill attributable to Mayi, amounted to RMB78.3 million. As a result of the disposal of Mayi, the Company recognized a gain on disposal of Mayi of approximately RMB79.6 million and obtained less than 5% ownership in Tujia through its investment in an aggregate number of approximately 9.2 million Tujia Ordinary Shares and 2.3 million Tujia Series D Preference Shares. The Company's investment in Tujia Ordinary Shares was accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018, as the Company does not have ability to exercise significant influence over operating and financial policies of Tujia through the investment in Tujia Ordinary Shares and the shares do not have readily determinable fair value or quoted market price. The Company's investment in Tujia Series D Preference Shares was also accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018, because the Tujia Series D Preference Shares were not considered as in-substance common stock and the shares do not have readily determinable fair value or quoted market price.

8.	Preferred share financing of Zhuan Zhuan

Zhuan Sprit Holding Limited (“Zhuan Zhuan Holding”) is a subsidiary of the Group incorporated in the Cayman Islands. Zhuan Zhuan Holding and its subsidiaries and consolidated VIEs are principally engaged in operating an online used goods trading platform in the PRC. On April 28, 2017 (the “Zhuan Zhuan Financing Closing Date”), the Group completed a Series A preferred share financing for Zhuan Zhuan Holding by issuing Series A preferred shares of Zhuan Zhuan Holding to Tencent for a combination of cash consideration amounted to US$200 million and additional business resources to be provided by Tencent. The Group is considered as the primary beneficiary of Zhuan Zhuan Holding subsequent to the financing in accordance with ASC 810-10-25-44.

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

Accordingly, the Group accounted for Tencent’s noncontrolling interests in Zhuan Zhuan Holding as a mezzanine classified noncontrolling interests because the noncontrolling interests can be contingently redeemed by Tencent at a pre-determined value upon the resolution of the contingent event. The carrying amount of the mezzanine classified noncontrolling interests initially recognized was subsequently accreted using effective interest method to the accreted value pursuant to the share subscription agreement in accordance with ASR 268.

The Group accounted for the issuance of Series A preferred shares of Zhuan Zhuan Holding in exchange for the business resources from Tencent as stock-based compensation with non-employee in accordance with ASC 505-50. As Tencent’s business resources are required to be provided over a period of time but the Series A preferred shares of Zhuan Zhuan Holding granted to Tencent were fully vested and nonforfeitable on the Zhuan Zhuan Financing Closing Date, the Group recognized the prepaid expense and the corresponding portion of mezzanine classified noncontrolling interests based on the fair value of the business resources on the date that the Group and Tencent entered into the share subscription agreement. The prepaid expense was subsequently amortized over the business resources providing period on a straight-line basis from the later of the date when Tencent started to provide the business resources and the Zhuan Zhuan Financing Closing Date to reflect the same manner as if the Group paid cash to a vendor in exchange for these business resources over the contractual period of time. For the year ended December 31, 2017 and 2018 the Group recognized RMB42.0 million and RMB181.1 million expenses, respectively for the use of the business resources provided by Tencent. As of December 31, 2018, the Group held 72.2% equity interests in Zhuan Zhuan Holding on fully diluted basis.

9.	Disposal of finance business

In the second half of 2017, the Group entered into a series of definitive agreements relating to the disposal of the finance business and the related legal entities (the “Finance Business”) to a newly established investment holding entity majority-owned by Mr. Jinbo Yao (the “Acquirer Entity”), the chief executive officer and also a principal shareholder of the Company, who in return committed to provide RMB150 million as capital contributions to the Finance Business within nine months subsequent to the disposal, of which RMB70 million was contributed to the Finance Business in 2017 and remaining contributed in 2018. Pursuant to the definitive agreements, upon the completion of the disposal of the Finance Business, the Group holds neither legal ownership nor effective control over the Finance Business, and received a profit sharing right, with fair value of approximately RMB151 million based on discounted cash flow model, for a portion of the future pre-tax profit of the Finance Business when the Finance Business has a positive pre-tax income on a cumulative basis. In addition to the profit sharing right, as part of the disposal, (i) the Group’s original capital contribution for the Finance Business of approximately RMB286 million will be repaid to the Group from the Acquirer Entity in installments, plus interest rate to be determined based on the market interest rate, over 3 years subsequent to the disposal date; and (ii) repayments from borrowers for automobile financing receivables that were outstanding as of the disposal date, amounting to RMB132 million, will be repaid to the Group no later than 3 years after the disposal date. The transaction was completed in October 2017.

Upon the completion of the transaction in October 2017, the legal entities of the Finance Business were assessed as VIEs and Mr. Yao was considered as the primary beneficiary of the Finance Business because Mr. Yao held a majority equity stake in the Acquirer Entity, and hence obtained majority voting rights in the Finance Business through his equity stake, possessed the power to direct the activities of the Finance Business that would most significantly impact its economic performance, and also exposed to benefits and losses of the Finance Business. Accordingly, the Finance Business was deconsolidated from the Group. As a result of the disposal, the Group recognized a gain amounted to RMB87.8 million in the consolidated statements of changes in equity as the difference between the net carrying amount of the derecognized assets and liabilities of the Finance Business and the profit sharing right and the other receivables due from the Acquirer Entity. Although the disposal of the Finance Business is not considered as a common control transaction because Mr. Yao has a controlling interest in the Acquirer Entity but not in Group, given he is a principal shareholder of the Group, the Group recorded the gain in equity account as additional paid-in capital by Mr. Yao. The profit sharing right is treated as contingent consideration received upon the disposal of the business and is recorded as a long-term asset carried at amortized cost less impairment.

The Group has also entered into an arrangement to provide certain future services to the Finance Business in exchange for further profit sharing rights. The future services will be provided on an undiscounted basis. The Group will record revenue for these services upon meeting all of the revenue recognition criteria. There was no revenue recognized under this arrangement for the years ended December 31, 2017 and 2018.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The total profit sharing rights obtained by the Group, entitle the Group to a certain percentage of the future pre-tax profit of the Finance Business when the Finance Business has a positive pre-tax income on a cumulative basis. Moreover, the total profit sharing rights do not have an expiration date and the Group would be able to convert its profit sharing rights with respect to Finance Business into the same percentage of Finance Business’s equity interests, subject to applicable regulatory approvals.

In accordance with the agreed repayment schedule in the disposal of the Finance Business, the Acquirer Entity repaid RMB57.0 million consideration along with RMB3.2 million accrued interest to the Group in 2018. In addition, RMB57.0 million out of the remaining RMB510.9 million balance of profit sharing right asset and other consideration receivables for disposal of Finance Business as of December 31, 2017 (See Note 16), which will be due in December 2019 was reclassified to “Prepayment and other current assets” as of December 2018.

10.	Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2017	2018
	RMB	RMB
Accounts receivable	730,486	983,063
Allowance for doubtful accounts	(62,736)	(65,620)
Accounts receivable, net	667,750	917,443

Movement of allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of year	38,214	51,719	62,736
Provisions	14,694	16,450	8,380
Reversals	(957)	(4,896)	(3,447)
Write-offs	(232)	(537)	(2,049)
Balance at end of year	51,719	62,736	65,620

11.	Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2017	2018
	RMB	RMB
Prepaid advertising fees	213,230	227,057
Employee advances	90,167	100,063
Input VAT	64,755	74,193
Rental and other deposits	73,110	100,214
Prepaid rental	22,795	19,365
Prepayment for service fees	26,039	28,052
Consideration and other receivables from Finance Business (due from a related party (Note 9))	58,164	82,725
Prepayment for film investment	37,081	75,029
Interest receivable	15,468	38,296
Others	56,463	68,409
Total	657,272	813,403

The prepaid advertising fees represent prepayments to third parties for advertising services, mainly through television, internet and outdoor media. The advertising expenses are recognized in sales and marketing expenses subsequently, when the services are received.

Consideration and other receivables from Finance Business represents consideration receivable from disposal of Finance Business completed in October 2017 and other receivables related to ordinary business operations. See Note 9 for more details.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

12.	Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2017	2018
	RMB	RMB
Buildings	1,172,239	1,172,239
Computers and equipment	466,595	571,654
Leasehold improvements	142,827	155,801
Software	38,235	49,146
Furniture and fixtures	20,254	21,054
Motor vehicles	6,356	5,383
Total	1,846,506	1,975,277
Less: Accumulated depreciation	(494,825)	(645,525)
Net book value	1,351,681	1,329,752

Depreciation expenses for the years ended December 31, 2016, 2017 and 2018 were RMB175.6 million, RMB211.2 million and RMB190.6 million, respectively.

13.	Intangible assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2017	2018
	RMB	RMB
Cost
Domain names and trademarks	1,643,080	1,643,080
Technology	215,065	215,064
Customer relationship	26,586	26,586
Licenses	—	12,793
Total	1,884,731	1,897,523
Accumulated amortization
Domain names and trademarks	(432,630)	(605,014)
Technology	(119,274)	(165,982)
Customer relationship	(23,261)	(26,263)
Licenses	—	(319)
Total	(575,165)	(797,578)
Net book value	1,309,566	1,099,945

Amortization expenses for the years ended December, 2016, 2017 and 2018 were RMB231.1 million, RMB224.4 million and RMB222.5 million, respectively. During the corresponding periods, no impairment was recognized in the consolidated statements of comprehensive income/(loss).

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
For the year ended December 31,
2019	220,290
2020	175,631
2021	173,257
2022	173,257
2023	173,257
Thereafter	184,253
Total	1,099,945

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

14.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2017 and 2018 were as follows:

Amounts
RMB
Balance as of December 31, 2016	15,903,677
Disposal of subsidiaries	(39,022)
Balance as of December 31, 2017	15,864,655
Addition	9,565
Balance as of December 31, 2018	15,874,220

The Group completed an acquisition in the year ended December 31, 2018 with total consideration of RMB9.9 million all to be settled in cash. The allocation of purchase consideration resulted in goodwill of RMB9.6 million, which is attributable to the synergies expected to arise from the acquisition.

As of December 31, 2018, goodwill mainly consisted of RMB14.5 billion arising from the acquisition of Ganji in August 2015, and RMB1.2 billion arising from the acquisition of Anjuke in March 2015. See Note 4 for more details.

In the annual impairment assessment of goodwill, the Company concluded that there was no impairment charge for the year ended December 31, 2018.

15.	Long-term investments

ASU 2016-01 amended certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The main provisions require equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investees) to be measured at fair value with changes in fair value recognized in the consolidated statements of comprehensive income/(loss). However, the Company may choose to measure equity investments that do not have readily determinable fair values at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. The new guidance will require modified retrospective application to all outstanding instruments beginning January 1, 2018, with a cumulative effect adjustment recorded to opening retained earnings as of the beginning of the first period in which the guidance becomes effective. However, changes to the accounting for equity securities without a readily determinable fair value will be applied prospectively.

The Company adopted this guidance from January 1, 2018, the adoption of ASU 2016-01 has no effect on the opening retained earnings, of the Group and its consolidated financial statements.

The following is a summary of long-term investments:

	As of December 31,
	2017	2018
	RMB	RMB
Measurement alternative/cost method investments (Note):
Investment in Guazi (a)	555,324	583,284
Investment in Tujia (b)	270,510	283,625
Investment in investee C	220,348	231,442
Investment in investee D	130,684	137,264
Investment in investee E (c)	284,524	298,850
Investment in investee G (d)	—	300,000
Investment in 58 Home Series A Preference Shares (e)	65,342	18,525
Others (h)	190,297	297,270
Total measurement alternative/cost method investments	1,717,029	2,150,260

Equity method investments:
Investment in investee F (f)	75,022	75,941
Investment in investee H	—	29,870
Investment in 58 Home Ordinary Shares (e)	8,186	—
Others	8,364	16,585
Total equity method investments	91,572	122,396

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	As of December 31,
	2017	2018
	RMB	RMB
Fair value method investments:
Investment in 5I5J (g)	—	910,650
Others	—	182,600
Total fair value method investments	—	1,093,250
Total long-term investments	1,808,601	3,365,906

Note: For those investments over which the Group does not have significant influence and without readily determinable fair value, the Group carried the investment at cost and only adjusted for other than-temporary declines in fair value and distributions of earnings that exceed the Group’s share of earnings since its investment prior to January 1, 2018. On January 1, 2018, the Group adopted ASU 2016-01 and elected to use measurement alternative to measure these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes.

(a)       As a result of the disposal of Guazi in 2015, the Group retained certain interests in Guazi by investing in (i) 38.8 million Guazi Series A Shares and (ii) a RMB324.7 million (US$50.0 million) non-interest bearing Guazi Convertible Note.

The investment in Guazi Series A Shares was measured at fair value of RMB348.6 million on the date of disposal and was subsequently accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018, as the shares invested by the Group were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price.

The investment in Guazi Convertible Note was carried at amortized cost using effective interest rate method under ASC 310. In March 2016, the Company converted the entire amount of Guazi Convertible Note into 62.5 million Guazi Series B1 Shares based on a conversion price of US$0.80 per share. Upon the conversion, the Company recognized a loss of RMB84.2 million which resulted from different liquidation preferences and participating rights among the sub classes of Guazi Series B preference shares, although the conversion price was the same as the issuance price paid by other Series B preference shares investors of Guazi.

The investment in Guazi Series B1 Shares was measured at fair value of RMB239.5 million on the date of conversion and was subsequently accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 from January 1, 2018, as the shares invested by the Group were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price.

For the year ended December 31, 2018, the Group did not identify any observable price change in this investment, which refer to the price changes in orderly transactions for an identical or similar investment in the investee.

(b)       The investment in Tujia Ordinary Shares and Tujia Series D Preference Shares was measured at fair value of RMB286.7 million on the date of investment and was subsequently accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018 because the shares were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price. For the details, please refer to Note 7. For the year ended December 31, 2018, the Group did not identify any observable price change in this investment, which refer to the price changes in orderly transactions for an identical or similar investment in the investee.

(c)       In 2017, the Group acquired shares of investee E for cash consideration of RMB284.5 million (US$43.5 million). Investee E is mainly engaged in the business of property management. The investment was accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018 as the shares invested by the Group were not considered as in-substance common stock and the shares did not have readily determinable fair value. For the year ended December 31, 2018, the Group did not identify any observable price change in this investment, which refer to the price changes in orderly transactions for an identical or similar investment in the investee.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(d)       In 2018, the Group invested RMB300.0 million in a third-party company or Investee G. The Group’s shares invested in Investee G were not considered as in-substance common stock, without readily determinable fair value, the investment was accounted for under measurement alternative according to ASC 323 and ASU 2016-01. For the year ended December 31, 2018, the Group did not identify any observable price change in this investment, which refer to the price changes in orderly transactions for an identical or similar investment in the investee.

(e)       As a result of the deconsolidation of 58 Home on November 27, 2015, the Group continues to retain equity interests in 58 Home through its ownership of certain 58 Home Ordinary Shares and 58 Home Series A Preference Shares. The Company’s investment in 58 Home Ordinary Shares was accounted for as equity method investment in accordance with ASC 323. The Company’s investment in 58 Home Series A Preference Shares was accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 from January 1, 2018 as 58 Home Series A Preference Shares were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price. Since January 2018, the carrying amount of the Group’s investment in 58 Home Ordinary Shares has been reduced to zero due to the accumulated losses picked up from 58 Home. The Group has continued to record its share of losses in 58 Home in its consolidated statements of comprehensive income/(loss) to the extent of and as an adjustment to the adjusted basis of the investment in 58 Home Series A Preference Shares. For the year ended December 31, 2017 and 2018, the Group recorded investment losses of RMB663.2 million and RMB79.6 million, respectively, in share of results of equity investees in the consolidated statements of comprehensive income/(loss) relating to the investments in 58 Home.

(f)       In 2017, the Group invested in common shares of investee F for cash consideration of RMB99.0 million. Investee F is mainly engaged in consumer finance business. The investment is accounted for under equity method as the Group can exert significant influence on the investee. For the year ended December 31, 2017 the Group recorded RMB24.0 million loss while for the year ended December 31, 2018, the Group recorded RMB0.9 million gain in share of results of equity investees in the consolidated statements of comprehensive income/(loss).

(g)      In 2018, the Group acquired a minority stake of approximately 8.3% in 5I5J Holding Group Co., Ltd., or 5I5J, a major secondary and rental brokerage company listed in Shanghai Stock Exchange in mainland China, for a consideration of approximately RMB1.1 billion in cash. The Group classified this investment as equity investments with readily determinable fair values under long-term investments, and reported the investment at fair value using a market approach based on the investee’s quoted market price. As of December 31, 2018, the fair value of the investment held by the Group was RMB910.7 million and the Group recognized an unrealized loss in fair value of RMB157.4 million for the year ended December 31, 2018 in investment income/(loss), net in the Group’s consolidated statements of comprehensive income/(loss).

(h)       As of December 31, 2018, “Others” under measurement alternative mainly included: (i) equity investments amounting to RMB190.3 million which were accounted for using cost method prior to January 1, 2018 and were elected to account for using measurement alternative upon the adoption of ASU 2016-01 on January 1, 2018; (ii) newly acquired shares of other companies for an aggregate cash consideration of RMB147.3 million which were elected to be accounted for under measurement alternative because such investments were not considered as in-substance common stock and did not have readily determinable fair values; or the investments that did not have readily determinable fair values and over which the Group did not have the ability to exercise significant influences; and (iii) a measurement alternative investment amounted to RMB40.0 million was impaired during the year ended December 31, 2018 (Note 2 (m)).

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

16.	Long-term prepayments and other non-current assets

The following is a summary of long-term prepayments and other non-current assets:

	As of December 31,
	2017	2018
	RMB	RMB
Profit sharing right asset and other consideration receivables for disposal of Finance Business (due from a related party (Note 9))	510,908	491,656
Long-term prepaid advertising fee	188,205	—
Prepayment for investments	10,000	75,000
Rental deposits	27,559	17,537
Prepayment for purchase of property and equipment	1,553	10,764
Deferred tax assets, net	11,857	42,953
Others	5,178	1,568
Total	755,260	639,478

17.	Short-term loans and long-term loans

In December 2016, the Group obtained a three-year interest bearing bank loan of RMB150.0 million from Shanghai Pudong Development Bank Co., Ltd. (“Pudong Bank”), which was secured by an office building of the Company as collateral. Pursuant to the loan repayment schedule, the principal amount would be paid in four equal installments in 2018 and 2019. As of December 31, 2017, RMB75.0 million, which was repaid in 2018, was included in the balance of short-term loans in the Group’s consolidated balance sheets. The remaining RMB75.0 million was included in the balance of long-term loans in the Group’s consolidated balance sheets. As of December 31, 2018, the RMB75.0 million Pudong Bank loan, which will be due in 2019, was reclassified to and included in the balance of short-term loans in the Group’s consolidated balance sheets.

In April 2017, the Group obtained a two-year interest-bearing US$ denominated loan of US$107.5 million from China Merchant Bank Co., Ltd., (“CMB Bank”), which will be due in April 2019. The bank borrowing was secured by a two-year term deposit amounted to RMB792.0 million, which represents the loan-to-value ratio of no more than 94% and was classified as non-current restricted cash in the Group’s consolidated balance sheets. The Group would need to provide more term deposits or equivalent amount of cash to CMB Bank as a security when the loan-to-value ratio exceeds 98% due to appreciation of U.S. dollar against RMB. As of December 31, 2017, the CMB Bank loan amounted to RMB702.4 million (US$107.5 million) was included in the balance of long-term loans in the Group’s consolidated balance sheet. As of December 31, 2018, the outstanding CMB Bank loan amounted to RMB737.8 million (US$107.5 million) which will be due in April 2019 was included in the balance of short-term loans in the Group’s consolidated balance sheets.

As of December 31, 2018, there was no long-term bank loans outstanding.

18.	Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2017	2018
	RMB	RMB
Payable for advertisement fees	447,116	701,629
Rebate payable to sales agents	135,028	142,663
Payable related to purchases of property and equipment	9,001	4,434
Others	33,155	38,832
Total	624,300	887,558

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

19.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2017	2018
	RMB	RMB
Acquisition consideration payable	102,603	105,620
Accrued office expenses	192,149	207,146
Deposits from sales agents and others	110,783	202,265
Accrued professional fees	65,331	78,315
Accrued telecom and bandwidth fees	59,292	40,078
Payable to employees related to share-based awards	58,664	43,558
Other payable to platform users and business users	55,749	43,413
Cash received on behalf of a related party	—	82,358
Others	44,563	75,615
Total	689,134	878,368

Acquisition consideration payable consists of consideration payable related to acquisitions of Ganji and other acquisitions. Please refer to Note 4 for details.

Cash received on behalf of a related party was settled in March 2019.

20.	Fair value measurements

Measured on recurring basis

The Group measured its financial assets including cash equivalents, term deposits and short-term investments at fair value on a recurring basis as of December 31, 2017 and 2018. The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2017	2018
		RMB	RMB

Cash equivalents	Significant other observable inputs (Level 2)	56,137	1,069,646
Short-term investments:
- Variable-rate financial instruments	Significant other observable inputs (Level 2)	3,437,707	4,587,610
Long-term investments:
- Equity investments with readily determinable fair value	Quoted prices in active markets for identical assets (Level 1)	—	910,650
- Non-marketable equity securities held by an investment company within the Group	Significant unobservable inputs (Level 3)	—	182,600

Cash equivalents

The Group measures cash equivalents at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally, there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Short-term investments: Variable-rate financial instruments

The Group measures variable-rate financial instruments at fair value. As the variable-rate financial instruments represent investments in wealth management products with variable interest rates or principal non-guaranteed which were purchased from commercial banks and other financial institutions. To estimate the fair value of investments in variable-rate financial instruments, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques as Level 2 of fair value measurement.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Long-term investments

Effective as of January 1, 2018, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through earnings. There will no longer be an available-for-sale classification (changes in fair value previously reported in other comprehensive income) for equity securities.

Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The change in fair value of this type of investment for the year ended December 31, 2018 was RMB157.4 million, which was recorded in “investment income/(loss), net” in the Group’s consolidated statement of comprehensive income/(loss).

The Group estimated the fair value of non-marketable equity investments held by an investment company within the Group with the assistance from an independent valuation firm. Based on the Company’s best estimate, the Company uses market approach which is determined by using information including but not limited to the pricing of recent rounds of financing, liquidity factors and selection of the comparable companies. The Group classified the valuation techniques that use these significant unobservable inputs as Level 3 of fair value measurements. Gains from the fair value change for these investments for the year ended December 31, 2018 was RMB18.1 million, which was recorded in “investment income/(loss), net” in the Group’s consolidated statement of comprehensive income/(loss).

The following are other financial instruments not measured at fair value in the consolidated balance sheets but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables

Accounts receivable and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable and other current liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature.

Non-current assets and non-current liabilities

Non-current assets of receivables for rental deposits is a financial asset with carrying value that approximate fair value due to the impact of discounting is immaterial. Other liabilities, non-current portion is a financial liability with carrying value that approximate fair value due to the impact of discounting is immaterial.

Measured on non-recurring basis

 The Group’s financial assets that are measured at fair value on a nonrecurring basis include equity investments under measurement alternative when observable price changes are identified, long-term investments, intangible assets and goodwill when they were determined to be impaired.

Intangible assets and goodwill

The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs used such as historical financial information and assumptions about future growth rates and discount rates, which require significant judgment and company-specific information.

21.	Income taxes

The Company is registered in the Cayman Islands. The Company generated substantially all of its income/(loss) from its PRC operations for the years ended December 31, 2016, 2017 and 2018.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Cayman Islands

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

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” (“HNTE”) will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Beijing 58, Beijing 58 Auto, Wanglin, Shanghai Ruiting, 58 Technology, and 58 Co., Ltd. have all obtained the “high and new technology enterprise” certificate and maintained the “high and new technology enterprise” status and will be eligible for a preferential tax rate of 15% when they have taxable income under the Enterprise Income Tax Law, as long as they maintain the “high and new technology enterprise” status.

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax rate reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin obtained its software enterprise qualification in 2014 and is entitled to a two-year exemption from 2014 to 2015 and enjoys a 12.5% preferential tax rate from 2016 to 2018 as long as it is able to pass the annual assessment for software enterprise qualification for each of the respective years. 58 Technology qualified as a software enterprise in 2016 and was granted a two-year exemption from 2015 to 2016 and enjoyed a 12.5% preferential tax rate from 2017 to 2019 for so long as it maintains this qualification.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). From January 1, 2018 to December 31, 2020, all Chinese resident enterprises will enjoy the Super Deduction of 175% in accordance with the updated policy promulgated by the Stated Tax Bureau of the PRC. Wanglin, Beijing 58, 58 Technology and Shanghai Ruiting claimed such Super Deduction in ascertaining its tax assessable profits for the years ended December 31, 2016, 2017 and 2018, respectively.

Pursuant to the “Circular on Enterprise Income Tax Policy concerning Deductions for Equipment and Appliances” (Cai Shui [2018] 54) issued by the State Administration of Taxation, during the period from January 1, 2018 to December 31, 2020, the cost of newly purchased equipment with the original cost less than RMB5 million can be fully deducted against taxable profit in the next month after the asset is put into use, instead of being depreciated annually for tax filing (the “Fixed Assets One-time Expense”).

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group’s subsidiaries and VIEs had neither declared any dividend to their respective parent companies nor planned to declare or pay any dividends to the parent companies out of the accumulated undistributed earnings as of December 31, 2018 in the foreseeable future, and accordingly no withholding tax was accrued. As of December 31, 2018, the total amount of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was RMB5.0 billion, and the unrecognized tax liabilities were RMB502.0 million.

The provisions for income tax expenses are summarized as follows:

	For the Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Current tax expenses	(5,378)	(212,528)	(370,149)
Deferred tax benefit	56,358	65,839	70,444
Income tax benefit/(expenses)	50,980	(146,689)	(299,705)

The following table sets forth reconciliation between the statutory EIT rate and the Group’s effective tax rate:

	For the Year ended December 31,
	2016	2017	2018
Statutory income tax rates:	25.0%	25.0%	25.0%
Change in valuation allowance	(7.3)%	(7.5)%	10.1%
Permanent book-tax differences (a)	(42.9)%	9.4%	(7.6)%
Effect of preferential tax treatment and tax holiday	24.5%	(13.7)%	(13.6)%
Others	6.9%	(3.6)%	(1.6)%
Effective tax rate	6.2%	9.6%	12.3%

(a)	The permanent differences mainly consisted of additional deduction for research and development expenditures and other non-deductible expenses.

The per share effect of the tax holidays enjoyed by Wangling and 58 Technology are as follows:

	For the Year ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Net earnings/(loss) per ordinary share attributable to ordinary shareholders effect – basic	0.70	0.45	1.01
Net earnings/(loss) per ordinary share attributable to ordinary shareholders effect – diluted	0.70	0.45	0.99

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2017	2018
	RMB	RMB
Deferred tax assets
Provision for doubtful receivables	10,997	11,622
Net operating loss carry forwards	130,212	290,164
Advertising expenses in excess of deduction limit	214,238	306,510
Others	—	23,603
Total deferred tax assets	355,447	631,899
Less: Valuation allowance	(343,590)	(588,946)
Total deferred tax assets, net	11,857	42,953

Deferred tax liabilities
Acquired intangible assets	319,219	268,171
Fixed Assets One-time Expense	—	14,941
Total deferred tax liabilities	319,219	283,112

Deferred tax assets of RMB11.9 million and RMB43.0 million were included in the long-term prepayments and other non-current assets of the Group’s consolidated balance sheets as of December 31, 2017 and 2018.

Deferred tax liabilities of RMB319.2 million and RMB268.2 million as of December 31, 2017 and 2018 were mainly related to the intangible assets acquired during business acquisitions of Anjuke and Ganji in 2015 as set out in Note 4. Deferred tax liabilities of RMB14.9 million as of December 31, 2018 were related to the Fixed Assets One-time Expense.

As of December 31, 2018, the Group had net operating loss carry forwards of approximately RMB1.6 billion, which will expire during the period between January 1, 2020 and December 31, 2028. There is no expiration for the advertising expenses that were in excess of annual deduction limit and carried forward.

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

The Group has recoverable accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that most of these recoverable operating losses and other deferred tax assets will not be utilized in the future except for RMB43.0 million deferred tax assets recognized as of December 31, 2018. Therefore, the Group had valuation allowances of RMB458.4 million, RMB343.6 million and RMB588.9 million for the deferred tax assets as of December 31, 2016, 2017 and 2018, respectively.

Movement of valuation allowance

	For the years ended December 31,
	2016	2017	2018
	RMB	RMB	RMB
Balance at beginning of the period	555,965	458,433	343,590
Provision	129,575	81,904	308,811
Current period reversal	(227,107)	(196,747)	(63,455)
Balance at the end of the period	458,433	343,590	588,946

The provision of valuation allowance as of December 31, 2018 is mainly caused by the operating loss of Beijing Zhuanzhuan and Tianjin Zhuanzhuan.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The current period reversal of valuation allowance is primarily attributed to the utilization of net operating losses and deductible advertising expenses carried forward from prior years of certain entities that started to make profits in the year ended December 31, 2018.

As of December 31, 2018, the tax years ended December 31, 2014 through 2018 of the Company’s PRC subsidiaries and the variable interest entities are subjected to examination by the PRC tax authorities.

22.	Ordinary shares

The Company was incorporated in the Cayman Islands in May 2011.

On August 30, 2013, the Group's Board of Directors approved that the Group redesigned the share capital and adopted a dual class ordinary share structure immediately upon the completion of the initial public offering (“IPO”). Upon completion of the Group’s IPO on November 5, 2013, the Company’s shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US$0.00001. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, voting together as one class on all matters subject to a shareholders' vote.

On August 6, 2015, the Company committed cash of RMB2.5 billion (US$406.7 million) and 46.5 million newly issued ordinary shares of the Company, to several private equity funds of which 46.5 million ordinary shares and RMB1.7 billion (US$272.4 million) cash were contributed to the funds in August 2015. These funds acquired the remaining equity interests in Ganji with Tencent (See Note 4(b)(ii)).

On December 11, 2015, the Company issued 4.3 million Class A ordinary shares to Tencent to early repay RMB806.0 million (US$125.0 million) principal amount and settle the accrued interest payable of RMB47.0 million (US$7.3 million) of the Original Convertible Note.

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

As of December 31, 2018, 4,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares were authorized, 296,444,579 ordinary shares were issued and outstanding, of which 250,858,415 were Class A ordinary shares and 45,586,164 were Class B ordinary shares.

23.	Share-based compensation

58.com Share-based Awards

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

The Group adopted a share incentive plan (the “2013 Plan”) on September 26, 2013. The 2013 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group's shareholders' approval. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by the Board of Directors. According to the resolutions of the Board of Directors of the Group in 2015 through 2018, the number of ordinary shares available for issuance under the 2013 Plan was increased to 26,686,700. The options and RSUs granted under the 2013 Plan were generally to be vested over three to five years, the majority of which shall have one fourth (1/4) vested and exercisable upon the first anniversary of the date of grant and the remaining shall vest every six months thereafter in equal installments, or subject to vesting in four equal installments over a period of four years.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

As of December 31, 2018, the Group has reserved approximately 7,320,000 ordinary shares available to be granted as share-based awards.

A summary of the Group’s share option activities under the 2010 and 2013 Plan for the years ended December 31, 2016, 2017 and 2018 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		US$	In years	US$
Outstanding as of December 31, 2015	7,028,710	8.05	7.43	175,250
Granted	—
Forfeited and expired	(646,030)	17.08
Exercised	(934,880)	3.38		19,356
Outstanding as of December 31, 2016	5,447,800	7.78	6.39	43,531
Granted	—
Forfeited and expired	(99,344)	15.36
Exercised	(2,403,566)	6.29		45,141
Outstanding as of December 31, 2017	2,944,890	8.74	5.31	79,662
Granted	17,328	0.01
Forfeited and expired	(31,044)	7.03
Exercised	(395,590)	5.28		12,293
Outstanding as of December 31, 2018	2,535,584	9.24	4.42	45,620
Exercisable as of December 31, 2018	2,108,756	7.03	3.96	42,597
Fully vested and expected to vest as of December 31, 2018	11,685,222

 The weighted average grant date fair value of options granted for the year ended December 31, 2018 was US$37.86 per share. There were no options granted in 2016 and 2017.

The following table sets forth the summary of RSUs activities for the years ended December 31, 2016, 2017 and 2018:

		Weighted
		Average	Weighted
		Remaining	Average
	Number of	Contractual	Grant Date
	RSUs	Life	Fair Value
		In years	US$
Unvested as of December 31, 2015	5,773,488	9.51
Granted	3,597,722		24.63
Forfeited	(1,077,996)
Vested	(1,243,076)
Unvested as of December 31, 2016	7,050,138	9.09
Granted	4,381,182		23.53
Forfeited	(2,104,716)
Vested	(1,890,568)
Unvested as of December 31, 2017	7,436,036	8.85
Granted	3,166,236
Forfeited	(813,520)		33.15
Vested	(2,083,858)
Unvested as of December 31, 2018	7,704,894	8.60
Fully vested and expected to vest as of December 31, 2018	17,885,512

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

As of December 31, 2018, there were a total of RMB1.28 billion unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2010 and 2013 Plan. The expense is expected to be recognized over a weighted average period of 3.05 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

Zhuan Zhuan Share-based Awards

In September 2017, Zhuan Zhuan Holding, a subsidiary of the Group, adopted a share incentive plan, or the Zhuan Zhuan 2017 Plan. The Zhuan Zhuan 2017 Plan permits the awards of options, restricted share units and restricted shares. Awards of share rights may be granted under Zhuan Zhuan 2017 Plan to employees and management of Zhuan Zhuan Holding and of any present or future parents or subsidiaries or VIEs of Zhuan Zhuan Holding. The maximum term of any share right granted under the plan is ten years from the grant date. The Zhuan Zhuan 2017 Plan will expire on September 30, 2027.

Share Option awards of Zhuan Zhuan

As of December 31, 2018, Zhuan Zhuan Holding had granted options for the purchase of certain ordinary shares to its employees and management. The options granted to the employees were to be vested over four years, one fourth (1/4) of which shall vest upon the first anniversary of the commencement date and the remaining shall vest every six months thereafter in equal installments. The options granted to management were to be vested over six years, 12.5% of which shall vest upon the second anniversary of the commencement date, 25% each shall vest on the third, fourth and fifth anniversary, respectively and the remaining 12.5% shall vest on the sixth anniversary.

For the options awarded to the employees, the vested options will not be exercisable prior to Zhuan Zhuan Holding’s completion of a qualified IPO, therefore the completion of a qualified IPO is considered to be a performance condition and no compensation expense should be recognized until it becomes probable that the performance condition can be achieved. The options granted to management are exercisable once vested. As a result, the Group had only recognized the compensation expense for the options granted to the management for the years ended December 31, 2018 and recognized no compensation expenses for the options granted to employees.

Restricted Share Units (“RSUs”) awards of Zhuan Zhuan

As of December 31, 2018, Zhuan Zhuan Holding had granted certain RSUs to the employees, for which one fourth (1/4) will become vested upon the first anniversary of the commencement date, and the remaining shall vest every six months thereafter in equal installments. The granted RSUs cannot be settled prior to Zhuan Zhuan Holding’s completion of a qualified IPO. The employees can keep holding the vested RSUs until Zhuan Zhuan Holding completes a qualified IPO or request Zhuan Zhuan Holding to redeem the vested RSUs upon the termination of their employment before they are able to be settled.

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

Restricted Share (“RS”) Awards of Zhuan Zhuan

As of December 31, 2018, Zhuan Zhuan Holding had granted certain restricted shares to management of Zhuan Zhuan Holding. The granted restricted shares are to be vested and settled over four years in equal installments. The management has the right to request Zhuan Zhuan Holding to redeem the vested RSs or to keep holding these vested RSs upon the termination of the employment, therefore this award is akin to a tandem award with two components: (i) a cash settled feature at the redemption value; (ii) an equity settled feature as a call option on the vested RSs. The Group recognized component (i) of this award over the requisite service period as liabilities and component (ii) as equities.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

For the year ended December 31, 2017 and 2018, the Group recognized RMB15.7 million and RMB32.0 million share-based compensation expenses for Zhuan Zhuan 2017 Plan. As of December 31, 2018, there were a total of RMB207.9 million unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement and arrangements that are subject to performance condition. The expense is expected to be recognized over a weighted average period of 2.86 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures and probability of achieving the performance condition.

The Group recognized share-based compensation expenses under 58.com Share-based Awards, and Zhuan Zhuan Holding Share-based awards in total of RMB266.6 million, RMB350.6 million and RMB462.9 million for the years ended December 31, 2016, 2017 and 2018, respectively.

24.	Earnings/(loss) per share

The following table sets forth the computation of basic and diluted net earnings/(loss) per share for the periods indicated:

	As of December 31,
	2016	2017	2018
	RMB	RMB	RMB
Numerator:
Net income/(loss)	(772,963)	1,389,242	2,129,058
Add: Net loss/(income) attributable to noncontrolling interests	4,916	(4,667)	139
Less: Deemed dividend to mezzanine classified noncontrolling interests	(15,717)	(99,507)	(132,202)
Numerator for basic and diluted net earnings/(loss) per share	(783,764)	1,285,068	1,996,995
Denominator:
Weighted average number of ordinary shares used in computing net earnings/(loss) per share—basic	286,975,068	291,475,725	294,902,518
Weighted average number of ordinary shares used in computing net earnings/(loss) per share—diluted	286,975,068	295,304,995	299,711,258
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - basic	(2.73)	4.41	6.77
Net earnings/(loss) per ordinary share attributable to ordinary shareholders - diluted	(2.73)	4.35	6.66
Net earnings/(loss) per ADS attributable to ordinary shareholders-basic	(5.46)	8.82	13.54
Net earnings/(loss) per ADS attributable to ordinary shareholders - diluted	(5.46)	8.70	13.33

Basic net earnings/(loss) per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net earnings/(loss) per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Class A and Class B ordinary shares are considered the same for the purposes of EPS calculation as they have identical earnings rights and preferences. For the years ended December 31, 2016, options to purchase ordinary shares that were anti-dilutive and excluded from the calculation of diluted net loss per share totaled 5,517,699 on a weighted average basis. For the year ended December 31, 2017 and 2018, options to purchase ordinary shares included in the calculation of diluted net income per share totaled 3,829,270 and 4,808,740. For the year ended December 31, 2017 and 2018, the impact of share options granted under Zhuan Zhuan 2017 Plan was not dilutive, as Zhuan Zhuan has been in loss position.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

25.	Commitments and contingencies

(a)	Commitments

The Group leases its facilities and offices under non-cancelable operating lease agreements. The rental expenses were RMB222.2 million, RMB175.0 million and RMB210.7 million during the years ended December 31, 2016, 2017, and 2018, respectively, and were charged to the consolidated statement of comprehensive income/(loss) when incurred.

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

As of December 31, 2018, future minimum commitments under non-cancelable agreements were as follows:

	2019	2020	2021	2022	2023	Thereafter	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Facilities and offices rental commitments	187,581	103,807	66,499	15,243	15,580	49,562	438,272
Server custody and bandwidth fee commitments	37,827	—	—	—	—	—	37,827
Advertising commitments	54,681	—	—	—	—	—	54,681
Bank loans and accrued interest payable	820,750	—	—	—	—	—	820,750
Total	1,100,839	103,807	66,499	15,243	15,580	49,562	1,351,530

Other than those shown above, the Group did not have any significant capital or other commitments, long-term obligations, or guarantees as of December 31, 2018.

(b)	Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Group’s view of these matters may change in the future. When an unfavorable outcome to occur, there exists the possibility of a material adverse impact on the Group’s financial position and results of operations for the periods in which the unfavorable outcome occurs, and potentially in future periods.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

26.	Related party transactions

Related party transactions primarily related to the transactions with the Finance Business and Tencent, the natures and amounts of which have been disclosed in Note 9 and Note 2(s), respectively. Other related party transactions, which were primarily with the Group’s investees, were insignificant for all periods presented.

As of December 31, 2017 and 2018, amounts due from/to related parties are summarized as below:

	As of December 31,
	2017	2018
	RMB	RMB
Amounts due from related parties, current
Tencent	152,706	167,963
Finance Business	58,164	82,725
Others	8,769	7,866
Total	219,639	258,554

Amounts due from related parties, non-current
Finance Business	510,908	491,656
Total	510,908	491,656

Amounts due to related parties, current
Tencent	38,264	45,854
Others	12,320	10,758
Total	50,584	56,612

As of December 31, 2017 and 2018, the balances due from Tencent primarily included accounts receivables from Tenpay, a third party payment platform, and prepaid advertising expenses. As of December 31, 2017 and 2018, the balances due to Tencent mainly related to payables for SMS cost and advertisement fees.

As of December 31, 2017 and 2018, the balances due from the Finance Business has been disclosed in Note 9 and Note 11.

27.	Subsequent events

In January 2019 and April 2019, the Company fully repaid the RMB75.0 million loan from Pudong Bank and the RMB737.8 million (US$107.5 million) loan from CMB Bank, respectively, which were outstanding and recorded in short-term loans in the Group’s consolidated balance sheets as of December 31, 2018.

On February 28, 2019, the Company entered into a definitive agreement to sell certain percentage of its equity stake in Che Hao Duo to a third-party investor for a total purchase price of US$713.6 million. The completion of the transaction is subject to certain closing conditions. Following the closing of the transaction, the Company will continue to hold approximately 8% equity interests in Che Hao Duo. As of the date of the report, the transaction has not been fully closed yet. The Group has received US$90 million as part of the cash consideration.

28.	Restricted net assets

PRC laws and regulations permit payments of dividends by the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company's subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB1.8 billion and RMB2.1 billion as of December 31, 2017 and 2018, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company's subsidiaries, the VIEs and VIEs’ subsidiaries to satisfy any obligations of the Company. The Group performed a test on the restricted net assets of its consolidated subsidiaries, the VIEs and VIEs’ subsidiaries (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Group as of December 31, 2018.

