Form 20-F/A
period 2018-12-31
58.com Inc.
filed 2019-04-19
CIK 1525494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 20-F /A
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

This Amendment No. 1 to the Annual Report on Form 20-F of 58.com Inc. (the "Company") amends the Company's Annual Report on Form 20-F for the year ended December 31, 2018 (the "Original 20-F"), which was originally filed with the Securities and Exchange Commission on the same date hereof. The Company is filing this Amendment No. 1 solely to file Exhibit 101, which failed to be filed with the Original 20-F due to technical issue. Exhibit 101 includes information about the Company in eXtensible Business Reporting Language (XBRL).

Except as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any information or disclosure included in the Original 20-F or reflect any events that occurred subsequent to the filing of the Original 20-F.

2

Item 19.	Exhibits

Exhibit Number	Description of Document

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith

3

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

58.com Inc.

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Chairman and Chief Executive Officer

Date: April 19, 2019

4