Form 20-F/A
period 2018-12-31
58.com Inc.
filed 2019-06-12
CIK 1525494

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F / A

(Amendment No. 2)

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

This Amendment No. 2 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2018 of 58.com Inc. (“58.com”), as originally filed with the U.S. Securities and Exchange Commission, or the SEC, on April 19, 2019, as amended by Amendment No. 1 on Form 20-F/A, filed with the SEC on April 19, 2019 (the “Original Filing”). 58.com is filing the Amendment solely to include the financial statements and related notes of 58 Daojia Inc. (“58 Home”), an unconsolidated subsidiary of 58.com incorporated in the British Virgin Islands, as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

58.com owns 61.7% of the total outstanding shares of 58 Home on an as-converted basis. As certain rights provided to the non-controlling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, 58.com has ceased consolidating the financial results of 58 Home in its consolidated financial statements in accordance with U.S. GAAP since November 27, 2015. 58.com accounts for its investment in 58 Home using equity method. As 58 Home was considered to be a significant equity method investee of 58.com in 2016 and 2017, its financial statements are included as an exhibit to the Annual Report of 58.com on Form 20-F in accordance with Rule 3-09.

The Original Filing is being amended by this Amendment to include as exhibits: (i) the 58 Home financial statements for the periods presented, (ii) the consent of the independent auditor of 58 Home and (iii) certifications by the Chief Executive Officer and Chief Financial Officer of 58.com. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any documents filed with or furnished to the SEC by 58.com subsequent to April 19, 2019.

TABLE OF CONTENTS

Item 19. Exhibits	1

ITEM 19.         EXHIBITS

Exhibit Number	Description of Document

1.1	Third Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

2.1	Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on October 17, 2013).

2.2	Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

2.3	Deposit Agreement dated October 31, 2013, among the Registrant, the depositary and holders of the American Depositary Receipts (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form S-8 (File No. 333-194873), initially filed with the SEC on March 28, 2014).

4.1	2010 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

4.2	2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013), and Amendment No.1 to the 2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 (File No. 333-205011) filed with the SEC on June 17, 2015)

4.3	Form of Indemnification Agreement with the Registrant’s directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

4.4	Form of Employment Agreement between the Registrant and an executive officer of the Registrant (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

4.5	English translation of the Amended and Restated Exclusive Business Cooperation Agreement between Beijing Chengshi Wanglin Information Technology Co., Ltd. and Beijing 58 Information Technology Co., Ltd. dated October 10, 2011 (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

4.6*	English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 and June 28, 2013, respectively

4.7*	English translation of the Amended and Restated Exclusive Option Agreements among Beijing Chengshi Wanglin Information Technology Co., Ltd., Jinbo Yao and Beijing 58 Information Technology Co., Ltd. dated April 30, 2018

4.8*	English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 and June 28, 2013, respectively

1

4.9*	English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd.

4.10	Investor Rights Agreement, dated June 30, 2014, between the Registrant, Ohio River Investment Limited, Nihao China Corporation and Jinbo Yao (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 29, 2015).

4.11	Registration Rights Agreement, dated April 20, 2015, by and among the Registrant and certain selling shareholders of Falcon View Technology (incorporated herein by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 13, 2016).

4.12*	English translation of form of the Exclusive Business Cooperation Agreement between 58 Home’s WFOE and a VIE

4.13*	English translation of form of the Amended and Restated Equity Interest Pledge Agreements among 58 Home’s WFOE, a VIE and each of the shareholders of a VIE

4.14*	English translation of form of the Amended and Restated Exclusive Option Agreements among 58 Home’s WFOE, a VIE and each of the shareholders of a VIE

4.15*	English translation of form of the Amended and Restated Power of Attorney issued by each of the shareholders of a VIE

4.16*	English translation of form of the Amended and Restated Loan Agreements between 58 Home’s WFOE and each of the shareholders of a VIE

4.17	English translation of the Exclusive Business Cooperation Agreement between Tianjin Zhuanzhuan World Technology Co., Ltd. and Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated June 22, 2017 (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).

4.18	English translation of the Equity Interest Pledge Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).

4.19	English translation of the Exclusive Option Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018 (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).

4.20	English translation of Power of Attorney issued by each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2018).

4.22	Share Subscription Agreement, dated April 18, 2017, by and among the Registrant, Magic Heart Inc., Zhuan Spirit Holdings Limited and Tencent Mobility Limited (incorporated herein by reference to Exhibit 4.35 of the Registrant’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 1, 2017).

4.23*†	English translation of Equity Transfer Agreement on 5i5j Holding Group Co., Ltd. between Beijing Hezhao Jiusheng Investment Co., Ltd., Kunming Handing Shiji Enterprise Management Co., Ltd., Tibet Shengju Investment Co., Ltd. and 58 Co., Ltd.

2

8.1*	Principal subsidiaries of the Registrant

11.1	Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

12.1***	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2***	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

15.3***	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.1

3

Exhibit Number	Description of Document

99.1***	Consolidated Financial Statements of 58 Daojia Inc. as of December 31, 2018 and 2017 and for the three years ended December 31, 2018.

101.INS*	XBRL Instance Document

101.SCH*	XBRL Taxonomy Extension Schema Document

101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed with the Original Filing

**	Furnished herewith

***	Filed herewith

†	Portions of this exhibit have been omitted pursuant to Rule 406 under the Securities Act

4

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

58.com Inc.

By:	/s/ Jinbo Yao
	Name:	Jinbo Yao
	Title:	Chairman and Chief Executive Officer

Date: June 12, 2019

5