Form 20-F
period 2019-12-31
58.com Inc.
filed 2020-04-29
CIK 1525494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F

(Mark One)

☐    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019.

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

Wei Ye, Chief Financial Officer

Telephone: +86 10 5956-5858

Building 105, 10 Jiuxianqiao North Road Jia

Chaoyang District, Beijing 100015

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares, each representing two Class A ordinary shares	WUBA	The New York Stock Exchange
Class A ordinary shares, par value US$0.00001 per share*		The New York Stock Exchange*

*    Not for trading, but only in connection with the listing on the New York Stock Exchange of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 299,277,413 ordinary shares, par value US$0.00001 per share, being the sum of 254,045,293 Class A ordinary shares (not including 1,676,910 Class A ordinary shares issued to the depositary bank of the Issuer and reserved for future exercise or vesting of equity incentive awards) and 45,232,120 Class B ordinary shares as of December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ⌧ Yes   ◻ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ◻ Yes   ⌧ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ⌧ Yes   ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ⌧ Yes   ◻ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	⌧	Accelerated filer ◻	Non-accelerated filer ◻	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.⌧

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ◻ Item 17   ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes   ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ◻ Yes   ◻ No

i

INTRODUCTION

In this annual report, unless otherwise indicated or the context otherwise requires, references to:

“ADSs” refers to our American Depositary Shares, each of which represents two Class A ordinary shares of 58.com Inc.;

●	“58.com,” “we,” “us,” “our company,” and “our” refer to 58.com Inc., its subsidiaries and its consolidated variable interest entities;
●	“China” or “PRC” refers to the People’s Republic of China, excluding, for purposes of this annual report only, Taiwan, Hong Kong and Macau;
●	“Renminbi” or “RMB” refers to the legal currency of China;
●	“U.S. GAAP” refers to generally accepted accounting principles in the United States; and
●	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report were made at a rate of RMB6.9762 to US$1.00, the middle rate published by the State Administration of Foreign Exchange, or SAFE, on December 31, 2019. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that relate to our current expectations and views of future events. The forward-looking statements are contained principally in the items entitled “Information on the Company,” “Risk Factors,” “Operating and Financial Review and Prospects,” “Financial Information” and “Quantitative and Qualitative Disclosures About Market Risk.” Our forward-looking statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigations Reform Act of 1995. You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements include, but are not limited to, statements relating to:

●	our goals and strategies;
●	our expansion plans;
●	our future business development, financial condition and results of operations;
●	the expected growth of the online marketing services, mobile services and e-commerce industries;
●	our expectations regarding demand for, and market acceptance of, our services;
●	our expectations regarding keeping and strengthening our relationships with customers;
●	our plans to invest in research and development to enhance our solution and service offerings; and
●	general economic and business conditions in the regions where we provide our solutions and services.

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

Item 2.              Offer Statistics and Expected Timetable

Not applicable.

Item 3.              Key Information

A.           Selected Financial Data

Selected Consolidated Financial Data

The following table presents the selected consolidated financial information of our company. Our selected data of consolidated statements of comprehensive income and selected consolidated cash flow data presented below for the years ended December 31, 2017, 2018 and 2019 and our selected consolidated balance sheet data as of December 31, 2018 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this annual report. Our selected data of consolidated statements of comprehensive income/(loss), and selected consolidated cash flow data presented below for the years ended December 31, 2015 and 2016 and our selected consolidated balance sheet data as of December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our audited consolidated financial statements are prepared in accordance with U.S. GAAP.

You should read the selected consolidated financial information in conjunction with our consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report. Our historical results are not necessarily indicative of our results expected for future periods.

	For the Year Ended December 31,
	2015(1)	2016	2017	2018	2019(3)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Data of Consolidated Statements of Comprehensive Income/(Loss):
Revenues:
Membership	1,859,987	2,951,135	3,789,524	4,399,058	4,470,916	640,881
Online marketing services	2,414,906	4,363,777	5,978,491	8,282,593	10,158,442	1,456,157
E-commerce service	144,930	166,753	73,941	72,596	266,848	38,251
Other revenues	58,275	110,462	226,824	383,568	680,317	97,520
Total revenues	4,478,098	7,592,127	10,068,780	13,137,815	15,576,523	2,232,809
Cost of revenues (2)	(322,016)	(707,237)	(925,497)	(1,437,795)	(1,798,407)	(257,792)
Gross profit	4,156,082	6,884,890	9,143,283	11,700,020	13,778,116	1,975,017
Operating expenses (2):
Sales and marketing expenses	(4,316,217)	(4,941,380)	(5,212,360)	(6,861,845)	(8,049,662)	(1,153,875)
Research and development expenses	(760,796)	(1,107,897)	(1,368,441)	(1,702,748)	(2,058,663)	(295,098)
General and administrative expenses	(659,284)	(601,906)	(766,017)	(748,766)	(817,302)	(117,156)
Total operating expenses	(5,736,297)	(6,651,183)	(7,346,818)	(9,313,359)	(10,925,627)	(1,566,129)
Income/(loss) from operations	(1,580,215)	233,707	1,796,465	2,386,661	2,852,489	408,888
Net income/(loss)	(1,648,583)	(772,963)	1,389,242	2,129,058	8,445,226	1,210,577
Net loss/(income) attributable to noncontrolling interests	80,705	4,916	(4,667)	139	8,033	1,151
Net income/(loss) attributable to 58.com Inc.	(1,567,878)	(768,047)	1,384,575	2,129,197	8,453,259	1,211,728
Deemed dividend to mezzanine classified noncontrolling interests	(5,762)	(15,717)	(99,507)	(132,202)	(175,045)	(25,092)
Net income/(loss) attributable to 58.com Inc. ordinary shareholders	(1,573,640)	(783,764)	1,285,068	1,996,995	8,278,214	1,186,636

	For the Year Ended December 31,
	2015	2016	2017	2018	2019(3)
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands, except for share, per share and per ADS data)
Net income/(loss)	(1,648,583)	(772,963)	1,389,242	2,129,058	8,445,226	1,210,577
Foreign currency translation adjustment, net of nil tax	(69,708)	(76,027)	82,926	15,486	137,371	19,691
Unrealized gain/(loss) on available-for-sale securities	16,919	(13,104)	—	—	—	—
Reclassification into investment loss, net of nil tax	—	2,989	—	—	—	—
Total comprehensive income/(loss)	(1,701,372)	(859,105)	1,472,168	2,144,544	8,582,597	1,230,268
Net income/(loss) per ordinary share attributable to ordinary shareholders – basic	(6.70)	(2.73)	4.41	6.77	27.79	3.98
Net income/(loss) per ordinary share attributable to ordinary shareholders – diluted	(6.70)	(2.73)	4.35	6.66	27.46	3.94
Net income/(loss) per ADS attributable to ordinary shareholders – basic	(13.40)	(5.46)	8.82	13.54	55.59	7.97
Net income/(loss) per ADS attributable to ordinary shareholders – diluted	(13.40)	(5.46)	8.70	13.33	54.92	7.87
Weighted average number of ordinary shares used in computing basic earnings/(losses) per share	234,811,986	286,975,068	291,475,725	294,902,518	297,836,268	297,836,268
Weighted average number of ordinary shares used in computing diluted earnings/(losses) per share	234,811,986	286,975,068	295,304,995	299,711,258	301,449,100	301,449,100

Notes:

(1)	For the year ended December 31, 2015, the financial statements include the results of significant business combinations and acquisitions, deconsolidation of 58 Home and Guazi, and other related significant transactions, please refer to “Item 4. Information on the Company — A. History and Development of the Company.”
(2)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	760	490	3,278	6,354	7,743	1,110
Sales and marketing expenses	44,049	59,017	69,926	90,919	109,011	15,626
Research and development expenses	59,314	98,515	126,116	182,410	208,273	29,855
General and administrative expenses	72,482	108,553	151,249	183,191	219,675	31,489
Total	176,605	266,575	350,569	462,874	544,702	78,080
(3)

For the year ended December 31, 2019, “Net income” and “Net income attributable to 58.com Inc. ordinary shareholders” included a realized gain of RMB4,760.5 million from the sale of a portion of equity stake in Che Hao Duo and an unrealized gain of RMB1,381.1 million arising from remeasuring the fair value of the remaining equity stake in Che Hao Duo, and income tax expenses of RMB524.2 million related to aforementioned transactions. If the gain from the sale of a portion of equity stake and revaluation of the remaining equity stake in Che Hao Duo and the related income tax expenses were excluded, “Net income” and “Net income attributable to 58.com Inc. ordinary shareholders” for the year ended December 31, 2019 would have been RMB2,827.8 million and RMB2,660.8 million, respectively, and the basic and diluted earnings per share attributable to ordinary shareholders were RMB8.93 and RMB8.83 for the year ended December 31, 2019, respectively.

	As of December 31,
	2015	2016	2017	2018	2019
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Selected Data of Consolidated Balance Sheets:
Cash, cash equivalents, and term deposits	3,138,387	1,226,818	1,524,982	2,387,478	5,363,206	768,786
Restricted cash	31,436	1,151,940	885,350	812,000	477,099	68,390
Shor-term investments	267,650	833,480	3,437,707	4,587,610	8,414,348	1,206,151
Total assets	26,380,294	25,326,006	28,266,512	31,830,845	43,362,211	6,215,735
Deferred revenues	1,344,563	1,845,846	2,123,755	2,348,333	2,154,920	308,896
Customer advances	981,429	1,236,076	1,365,437	1,465,169	1,986,108	284,698
Total liabilities	7,989,037	7,473,830	6,714,970	7,569,685	8,353,686	1,197,456
Total mezzanine equity	97,647	86,457	1,736,405	1,944,397	3,668,876	525,913
Total shareholders’ equity	18,293,610	17,765,719	19,815,137	22,316,763	31,339,649	4,492,366
Number of ordinary shares outstanding	283,068,677	289,670,997	293,965,131	296,444,579	299,277,413	299,277,413
Selected Data of Consolidated Statements of Cash Flows:
Net cash provided by operating activities	198,538	1,887,849	2,779,880	3,799,581	4,354,420	624,184
Cash used in purchase of property and equipment and intangible assets	(1,261,025)	(213,116)	(121,278)	(183,679)	(116,812)	(16,745)
Cash paid for business acquisitions of Anjuke and Ganji, net of acquisition of cash	(4,044,962)	(1,659,973)	(91,867)	—	—	—
Net cash used in investing activities	(2,781,242)	(2,799,529)	(3,210,290)	(3,086,965)	(1,769,651)	(253,671)
Net cash provided by financing activities	4,930,710	58,631	571,076	46,920	19,300	2,766

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

COVID-19 had a severe and negative impact on the Chinese and the global economy in the first quarter of 2020. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing numerous challenges. The growth rate of the Chinese economy had already been slowing since 2010. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies which had been adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China, even before 2020. Unrest, terrorist threats and the potential for war in the Middle East and elsewhere may increase market volatility across the globe. There have also been concerns about the relationship between China and other countries, including the surrounding Asian countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to trade policies, treaties, government regulations and tariffs. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition.

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

The success of our business depends on our ability to attract and retain business users that provide information on our online platforms to consumers and pay for our membership and online marketing services. If we are unable to grow and maintain a healthy ecosystem of business users, our users may find our online platforms to be less useful than expected and may not continue to use our online platforms. This in turn may affect our ability to attract new business users and convince existing business users to renew their paid memberships or increase their level of spending on our services. Our membership contracts primarily have terms ranging from one month to one year. A significant portion of our paying business users are small and medium-sized local businesses who fail to renew their membership contracts upon expiration for a number of reasons, including reasons beyond our control such as discontinuation of their business. There is no assurance that we could successfully drive the increase in paying business users using our platforms going forward. The competitive landscape for such local business users changes quickly and they may have only temporary or occasional recruiting or marketing needs. In addition, our efforts to provide greater incentives for our existing paying business users to use our online marketing services, including marketing activities to highlight the value of differentiated paying business users-only services, may not be successful. Our customers may terminate their memberships or other spending on our online marketing services because we no longer serve their needs or because their demands can be better fulfilled by our competitors or other service providers. Our ability to maintain or grow our membership base may also be affected by changes in China’s macro economy. For example, largely due to unfavorable real estate policies, memberships in the real estate vertical suffered a negative impact, resulting in a slower growth in our paying business users in 2018 and 2019, as compared with the previous years. Furthermore, we have used our own sales teams to replace third-party sales agencies in selected industry verticals and may continue to do so. As a result of this transition, we may lose paying business users who have established relationships with the third-party agencies or who are not satisfied with the performance of our own teams. We have also encouraged customers to purchase, pay for membership and online marketing services and resolve their issues they come across when using our services through self-serve online interfaces instead of interacting with our sales and customer service teams in person or over the phone. Decisions by our customers not to renew their memberships or not to use our online marketing services as a result of these initiatives could reduce our revenues, as well as cause us to incur additional cost in attracting new paying business users and other customers. A significant increase in local subscription-based business users’ attrition or decrease in local business users’ spending on our services would have an adverse effect on our business, financial condition and results of operations.

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

We have invested significantly in marketing to promote public awareness of our platforms, enhance our brand recognition and drive user growth, including incurring RMB2.1 billion, RMB3.3 billion and RMB3.7 billion in advertising expenses in 2017, 2018 and 2019, respectively. Such advertising expenses represented 40.0%, 48.2% and 46.2% of our total sales and marketing expenses and 20.7%, 25.2% and 23.9% of our revenues in the corresponding periods. Our marketing activities may not be well received by users and may not attract the additional traffic that we anticipated. The evolving marketing approaches and tools require us to enhance our marketing approaches and experiment with new marketing methods to keep pace with industry developments and user preferences. However, tracking the return on investment of online and offline advertising and user acquisition expenses requires complex data tracking technology, involves certain assumption and estimate in the calculation and is typically retrospective with historic data. Failure to refine our existing marketing approaches or to introduce new effective marketing approaches in a cost-effective manner could reduce our market share, cause our revenues to decline and negatively impact our profitability.

Any damage to our reputation and brands or failure to enhance our brand recognition may materially and adversely affect our business, financial condition and results of operations.

Our major brands include 58.com, Anjuke, Ganji, Zhuan Zhuan and 58 Town. We believe that the market recognition and reputation of our brands have significantly contributed to the success of our business. Maintaining and enhancing our brands is critical to our success and ability to compete. Many factors, some of which are beyond our control, may negatively impact our brand and reputation, such as:

●	any failure to maintain a pleasant and reliable experience for users as their preferences evolve and as we expand into new services;
●	any decrease in brand awareness among our existing and potential users; and

●	any negative publicity about us or user experience in general, including any actual or perceived security or product or service quality problems involving online marketing service providers in China.

Although all of our paying users and a growing number of registered users go through certain verification procedures, fraudulent transactions and sale of counterfeit or pirated or illegal, as well as faulty or defective, items through our online platforms have occurred in the past and may occur in the future. In the past, Chinese media reported some incidents of consumers having unpleasant experiences with services on our platform or offline experiences with service providers selected from our online platform and accused us of failure to safeguard consumer rights on our platforms. In addition, we face risks with respect to fictitious postings such as fake job openings, false listings of real estate, and fraudulent used goods information that take place on our online platforms. For example, certain business users may fabricate job openings to misrepresent the nature and compensation level of jobs that they post on our platforms. False sales and rental listings containing misleading pictures and false availability of real estate may also be posted by certain real participants such as property owners and unqualified real estate agents and brokers to inflate the popularity and search results rankings on our platforms. Further, certain users may post false descriptions of used goods on our platforms. Any reports and media coverage, whether verified or not, of fake postings on our platforms could result in significant negative publicity, and severely diminish user confidence in us and the value of our brands. Even though we have been increasing investment and capability in improving the platform information quality and enhancing the standards of services provided offline, these incidents and any similar incidents or true or untrue claims of such incidents could continue to happen and harm our reputation, impair our ability to attract and retain users and grow our base of paying customers. If we are unable to maintain a good reputation, further enhance our brand recognition, continue to develop our user loyalty and increase positive awareness of our platforms, our results of operations may be materially and adversely affected.

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

In addition, our ability to provide consumers and business users with a high-quality online experience depends on the continuing operation and scalability of our network infrastructure and information technology systems. The risks we face in this area include:

●	our systems are potentially vulnerable to damage or interruption as a result of earthquakes, floods, fires, extreme temperatures, power loss, telecommunications failures, technical error, computer viruses, hacking and similar events;
●	we may encounter problems when upgrading our systems or services and undetected programming errors could adversely affect the performance of the software we use to provide our services. The development and implementation of software upgrades and other improvements to our internet services is a complex process, and issues not identified during pre-launch testing of new services may only become evident when such services are made available to our entire user base; and
●	we rely on servers, data centers and other network facilities provided by third parties, and the limited availability of third-party providers with sufficient capacity to house additional network facilities and broadband capacity in China may lead to higher costs or limit our ability to offer certain services or expand our business. In particular, electricity, temperature control or other failures at the data centers we use may adversely affect the operation of our servers or result in service interruptions or data loss.

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

We face risks related to natural disasters, health epidemics, terrorist acts or acts of war, social unrest or other public safety concerns or hostile events, which could significantly disrupt our operations.

Our business could be materially and adversely affected by natural disasters. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, terrorist acts or acts of war, social unrest or other public safety concerns or hostile events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data, malfunctions of software or hardware, disruption to operation, as well as adversely affect our ability to operate our platform and provide our services. Our business could also be adversely affected by the effects of Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, Severe Acute Respiratory Syndrome, or SARS, COVID-19, or other epidemics. Our business operations could be disrupted if any of our employees is suspected of having Ebola virus disease, H1N1 flu, H7N9 flu, avian flu, SARS, COVID-19 or other epidemics or pandemics, since it could require our employees to be quarantined and/or our offices to be disinfected. Activity level, especially those relating to marketing and hiring business, across our platforms may also experience a declining tend during such outbreak period as a result of governmental precaution measures taken including temporary workplace shutdown. In addition, our results of operations could be adversely affected to the extent that any such event harms the economic condition in general.

Since January 2020 the outbreak of COVID-19 has widely spread and was quickly declared as a Public Health Emergency of International Concern and subsequently a pandemic by the World Health Organization. To control the spread of COVID-19, PRC government has implemented a series of strict measures, including travel restrictions, quarantines, and a temporary shutdown of businesses which resulted in a decrease in activity level among our paying business users. In particular, paying business users that require in-person meetings to conduct their business, including those in the secondary housing and rental real estate sector, used auto dealers, local service providers, and recruiters, have been adversely and materially affected by these interruptions and delayed business resumption. As our revenues are generated primarily from these paying business users, most of whom are small and medium-sized local businesses, the outbreak of COVID-19 and subsequent prevention and control measures have adversely affected our business operations and financial conditions in the first quarter of 2020. For instance, our revenues for the first quarter of 2020 were estimated to decline significantly compared to the same period in 2019. We also scaled back certain expenses, particularly some discretionary advertising expenses to mitigate the adverse impact on our profit. During February 2020, a majority of our employees worked from home. As our customers, many of whom are migrant workers, took longer to resume normal businesses due to these quarantine measures, we also delayed hiring for our sales and customer services teams. The outbreak of COVID-19 also adversely affected the business operations of our investees, which will likely result in downward adjustments to our long-term investments, and if the impacts of the COVID-19 pandemic become other than temporary, impairment losses will be recognized for our long-term investments. Since the end of February 2020, the number of daily new cases of COVID-19 in China have been contained at a relatively low level, the quarantine measures have been gradually relaxed or lifted. Offline business activities have been recovering and our employees are going back to offices. Despite the recovering trend we have observed till the date of this report, there is still high uncertainty as to how the ongoing pandemic will develop and its impact on our business going forward. If the pandemic continues to impact economic activity subsequent to the date of this report, the uncertainty may continue to have adverse impact on our business, financial condition and results of operations for the remainder of the fiscal year ending December 31, 2020, which cannot be reasonably estimated at the current stage. We will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

Our operations depend on the performance of the internet infrastructure, the fixed telecommunications networks and certain cloud service providers in China.

Almost all access to the internet in China is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology, or the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers and cloud service providers to provide us with data communications capacity through local telecommunications lines and internet data centers to host our servers. In addition, our field sales and centralized customer service team rely heavily on call center systems which are built on third-party telecommunication networks offered by a limited number of service providers in China. Such telecommunication service providers may also take actions that may affect their service quality and availability from time to time as required by fast changing industry rules and regulations. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with the PRC internet infrastructure or the fixed telecommunications networks provided by telecommunication service providers or cloud service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure or those of third-party telecommunication or cloud service providers to keep up with the increasing traffic on our platforms. We cannot assure you that the internet infrastructure and the fixed telecommunications networks in China will be able to support the demands associated with the continued growth in internet usage.

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

Our users make payments through a variety of methods, including payment on our platforms or through our third-party online payment service partners, such as WeChat. For example, the payment solution for Zhuan Zhuan is a WeChat payment-based escrow payment process co-developed by 58 and Tencent. This is a convenient and secure payment method with an escrow payment process. These services are critical to our platforms. We rely on the convenience and ease of use that WeChat provides to our users. If the quality, utility, convenience or attractiveness of WeChat’s services declines for any reason, the attractiveness of our platforms could be materially and adversely affected.

Business involving online payment services is subject to a number of risks that could materially and adversely affect third-party online payment service providers’ ability to provide payment processing and escrow services to us, including:

●	dissatisfaction with these online payment services or decreased use of their services by users and merchants;
●	increasing competition, including from other established Chinese internet companies, payment service providers and companies engaged in other financial technology services;
●	changes to rules or practices applicable to payment systems that link to third-party online payment service providers;
●	breach of users’ personal information and concerns over the use and security of information collected from buyers;
●	service outages, system failures or failures to effectively scale the system to handle large and growing transaction volumes;
●	increasing costs to third-party online payment service providers, including fees charged by banks to process transactions through online payment channels, which would also increase our costs of revenues; and
●	failure to manage funds accurately or loss of funds, whether due to employee fraud, security breaches, technical errors or otherwise.

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

Our online marketing services enable users to post local business or service information, generate content, market products and services, conduct business and engage in various other online activities. Claims may be brought against us for defamation, libel, negligence, copyright, patent or trademark infringement, tort (including personal injury), fraud, other unlawful activity or other theories and claims based on the nature and content of information to which we link or that may be posted on our platforms, generated by our users, or delivered or shared hypertext links to third-party platforms, or video or image services, if appropriate licenses and/or third-party consents have not been obtained. Third parties have sought, and they may in the future seek to assert claims against us alleging unfair competition or violations of privacy rights or failure to maintain the confidentiality of user data. Our defense of any such actions could be costly and involve significant time and attention of our management and other resources.

We are also regularly approached and asked to remove content uploaded by users on the grounds of alleged copyright or personal rights infringement. In such cases, we investigate the claims and remove any uploads that appear to infringe the rights of a third-party after our reasonable investigation and determination. Our corporate policy requires a user to enter into a user agreement in the registration process before posting any content on our platforms. Pursuant to the user agreement, a user makes certain representations and warranties relating to the user generated content on our platforms. See “Item 4. Information on the Company — B. Business Overview — Content Management and Monitoring.” However, we have been, and in the future may be, subject to intellectual property infringement claims or other allegations by third parties for services provided or content displayed on our platforms. Although we believe that we will have recourse to indemnification from alleged infringing users on the basis of the user agreement, such right to recourse is subject to the enforcement mechanism of PRC legal system, which may not be effective. Our data security team also screens our platforms to eliminate content that we believe may infringe copyrights. Although our internal policy, terms of our user agreements and the screening system are designed to help limit the occurrences and impact of infringing activities, they may not be effective in eliminating such occurrences or dissemination of infringing materials on our platforms.

Pursuant to PRC national and Beijing local regulations and judicial interpretations, online service providers that provide information storage space for users to upload works or link services may be held liable for damages if such providers know or have reason to know that the works uploaded or linked infringe others’ copyrights. The Supreme People’s Court of China promulgated a judicial interpretation on infringement of the right of dissemination through internet in December 2012. This judicial interpretation, like certain court rulings and certain other judicial interpretations, provides that the courts will place the burden on internet service providers to remove not only links or contents that have been specifically mentioned in the notices of infringement from right holders, but also links or contents they should have known to contain infringing content. This interpretation could subject us and other online service providers to significant administrative burdens and litigation risks

Privacy concerns relating to our products and services and the use of user information could damage our reputation, deter current and potential users and customers from using our products and services, and negatively impact our business.

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

Any systems failure or compromise of our security that results in the unauthorized access to or release of our users’ or customers’ data could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business. We strictly limit third-parties’ access to user privacy and user data, and we expend significant resources on technology and product development to protect against leakage of user information and other security breaches. Nonetheless, given its great commercial value, our user data may still be misused by third parties, which could expose us to legal and regulatory risks and seriously harm our business.

The PRC regulatory and enforcement regime with regard to data security and data protection is evolving. On November 7, 2016, the Standing Committee of the National People’s Congress issued the Cyber Security Law, which came into effect on June 1, 2017. The Cyber Security Law sets high requirements for the operational security of facilities deemed to be part of the PRC’s “critical information infrastructure” and the security protection obligations of the operators of the “critical information infrastructure.” In Hong Kong, however, the Hong Kong Personal Data Ordinance provides that an internet company may not collect information about its users, analyze the information for a profile of the user’s interests and sell or transmit the profiles to third parties for direct marketing purposes without the user’s consent. In the European Union, or EU, the General Data Protection Regulation, or GDPR, which came into effect on May 25, 2018, presents increased challenges and risks in relation to policies and procedures relating to data collection, storage, transfer, disclosure, protection and privacy, and will impose significant penalties for non-compliance, including for example, penalties calculated as a percentage of global revenue under the GDPR. Other jurisdictions may have similar regulations. New laws or regulations concerning data protection, or the interpretation and application of existing consumer and data protection laws or regulations, which is often uncertain and in flux, may be inconsistent with our practices. If so, in addition to the possibility of fines, this could result in an order requiring that we change our practices, which could have an adverse effect on our business and operating results. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business.

Security breaches and attacks against our systems and network, and any potentially resulting breach, could damage our reputation and negatively impact our business.

Maintaining complete security for the storage and transmission of confidential information on our systems is essential to maintaining user confidence. To that end, we have adopted security policies and measures. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that we use to protect confidential information. We may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information we hold with respect to our users. Individuals or entities obtaining our users’ confidential or private information illegally may further engage in various other illegal activities using such information, which may cause losses to our users and undermine their trust in us. There can be no assurance that the measures we have taken are sufficient and effective to ensure the confidentiality and integrity of our data and confidential information stored or transmitted through our systems. Any negative publicity on our systems’ safety or privacy protection mechanisms and policies, and any claims asserted against us or fines imposed upon us as a result of actual or perceived failures, could have a material adverse effect on our public image, reputation, business, financial condition and results of operations.

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

We regard our trademarks, service marks, domain names, trade secrets, proprietary technologies and similar intellectual property as critical to our success, and we rely on trademark law, trade secret protection and confidentiality and license agreements with our employees, partners and others to protect our proprietary rights. As of March 31, 2020, we and our consolidated variable interest entities had registered 43 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 2,173 trademarks in China, excluding those relating to 58 Home. However, trademarks may also be invalidated, circumvented or challenged. For example, under PRC law, certain graphics may not be registered as a trademark and if a registered trademark is found to violate such prohibition, the relevant authority can invalidate the trademark; third parties may challenge such registered trademarks and apply to the authority for invalidation. In addition, if a registered trademark is identical or similar to a well-known trademark or prejudices the existing right obtained by others, it may be invalidated by the relevant authority upon request by the right holder. Trade secrets are difficult to protect, and our trade secrets may be leaked or otherwise become known or be independently discovered by competitors. Confidentiality agreements may be breached, and we may not have adequate remedies for any breach.

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

Internet, technology and media companies are frequently involved in litigation based on allegations of infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of other parties’ rights. The validity, enforceability and scope of protection of intellectual property rights in internet-related industries, particularly in China, are uncertain and still evolving. We face, from time to time, and expect to face in the future, allegations that we have infringed the trademarks, copyrights, patents and other intellectual property rights of third parties, including our competitors, or allegations that we are involved in unfair competition against our competitors. As we face increasing competition and sometimes have to take defensive measures in response to competitive pressure and as litigation become more common in China in resolving commercial disputes, we face a higher risk of being the subject of intellectual property infringement and unfair competition claims. Intellectual property and unfair competition claims and litigation may be expensive and time-consuming to investigate and defend and may divert resources and management attention from the operation of our business. Such claims, even if they do not result in liability, may harm our reputation. Any resulting liability or expenses, or changes required to be made to our platforms to reduce the risk of future liability, may have a material adverse effect on our business, financial condition and prospects.

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

Other than Anjuke and Ganji, we have made various other acquisitions and investments since our IPO in 2013. For example, in June 2018, we acquired a minority stake of approximately 8.3% in 5I5J Holding Group Co., Ltd., or 5I5J, a major secondary and rental brokerage company in China, for a consideration of approximately RMB1.1 billion in cash. In 2019, we jointly established Shanghai Gengying Information Technology Co., Ltd., or Ai Fang, with a publicly traded company and a private company in China to engage in the promotion and sale of primary property for real estate developers. If we fail to integrate these acquired businesses or the companies in which we invested fail to grow as we expect or continue to generate losses, we may experience losses in our acquisitions and investments.

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

On December 31, 2015, we divested our controlling ownership stake in Che Hao Duo (formerly known as Guazi), a subsidiary that operated our C2C used car trading platform, to Mr. Mark Haoyong Yang, ex-founder and ex-CEO of Ganji and co-chairman of our board of directors at the time. We had a 45.6% stake in Guazi immediately after the spin-off and have deconsolidated the financial results of Guazi from ours in accordance with U.S. GAAP since then. As a result of this transaction, we reduced the pressure on our cash flows and profitability and were able to better focus on our core classifieds business. In addition, we expected that a more independent Che Hao Duo would grow its business faster with support from new investors. They have conducted several rounds of private equity financing since December 2015. In 2019, we sold certain percentage of our equity stake in Che Hao Duo to a third-party investor for a total purchase price of US$713.6 million. As of December 31, 2019, we held approximately 8.0% equity interests in Che Hao Duo.

In 2019, we jointly established Ai Fang, with a publicly traded company and a private company in China to engage in the promotion and sale of primary property for real estate developers. We invested RMB153 million in cash and held 30% of the equity interests in Ai Fang as of December 31, 2019. To support the fast growth of Ai Fang’s business, in March 2020, we further invested RMB139.1 million in Ai Fang’s equity and RMB370.9 million in Ai Fang’s convertible notes. Upon completion of this further investment, our equity interest in Ai Fang was increased to 45%. As of December 31, 2019, we accounted for our investment in Ai Fang using equity method.

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

Uncertainty resulting from the non-binding proposal letter and other related matters may adversely affect our business.

On April 2, 2020, we received a preliminary non-binding proposal letter, or the Proposal Letter, from Ocean Link Partners Limited to acquire all of the outstanding ordinary shares of our Company, including Class A ordinary shares represented by American depositary shares, for US$27.5 in cash per Class A or Class B ordinary share. On April 20, 2020, our board of directors formed a special committee consisting of two independent and disinterested directors, Mr. Robert Frank (Bob) Dodds Jr. and Ms. Li (Lily) Dong, to evaluate and consider the Proposal Letter or any alternative strategic option that the Company may pursue. As of the date of this annual report, no decisions have been made with respect to the Proposal Letter or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be received, that any definitive agreement will be executed relating to the transaction contemplated by the Proposal Letter or that any other transaction will be approved or consummated. Moreover, the proposal or any alternative strategic option, whether or not consummated, presents a risk of diverting management focus, employee attention and resources from other strategic opportunities and from operational matters. Also, certain events and developments relating to the proposal may increase the volatility of the trading price of the ADSs. Furthermore, we could be subject to potential lawsuits in connection with the proposed transaction.

We may not be able to maintain profitability.

We incurred losses in 2015 and 2016, but made profits in 2017, 2018 and 2019. Our loss in 2015 was attributable to increased competition and the fact that we had new initiatives such as 58 Daojia Inc., or 58 Home, a mobile-based closed-loop transactional platform for home services, and Guazi.com Inc., or Guazi, a subsidiary that operated our consumer-to-consumer (C2C) used car trading platform, that were still in early stages of development. We have ceased consolidating 58 Home’s financial results in our consolidated financial statements since its completion of Series A equity financing on November 27, 2015, and we divested Guazi on December 31, 2015. However, as we account for 58 Home as our equity investee, we share our portion of its income or loss. We may also decide to provide additional capital to support our incubated businesses. In 2016, our net loss primarily resulted from our share of 58 Home’s loss.

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

If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected, and we may incur net loss in the future. If we are unable to maintain positive operating cash flows, we may need to seek debt or equity financing or may cease to operate as a going concern. Further equity financings may dilute our existing shareholders.

We may need additional capital, and the sale of additional ADSs or other equity securities could result in additional dilution to our shareholders.

As of December 31, 2019, we had cash and cash equivalents, term deposits and short-term investments totaling RMB13.8 billion. Our ability to continue as a going concern is dependent on our ability to successfully execute our business plan, which includes increasing revenues while controlling operating expenses, as well as generating cash flows from operating activities and continuing to gain support from outside sources of financing. We can adjust the pace of our operation expansion and control our operating expenses. Although we believe that we have sufficient funds to meet our working capital requirements and debt obligations in the ordinary course of business for the next 12 months from the date of this annual report, we may require additional cash resources due to changed business conditions or other future developments, including to make any investments or acquisitions we may decide to pursue or to pay down loans from financial institutions. If these resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. For example, in June 2014 and April 2015, we issued 36.8 million ordinary shares at the equivalent of US$20.00 per ordinary share and 15.4 million ordinary shares at the equivalent of US$26.00 per ordinary share, respectively, to a holding vehicle of Tencent. The sale of additional equity securities could result in additional dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. It is uncertain whether financing will be available in amounts or on terms acceptable to us, if at all.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on such company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2019. See “Item 15. Controls and Procedures.”

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

We adopted an employee stock option plan in 2010, or the 2010 Plan, and a share incentive plan in 2013, or the 2013 Plan, for the purpose of granting share-based compensation awards to employees, directors and consultants to incentivize their performance and align their interests with ours. Under the 2010 Plan, we are permitted to issue options to purchase up to 20,173,225 ordinary shares. Under the 2013 Plan, we are authorized to grant options, restricted shares, restricted share units or other awards to purchase up to 35,622,530 ordinary shares, consisting of 28,622,530 Class A ordinary shares and 7,000,000 Class B ordinary shares, including the automatic increase of 4,489,161 ordinary shares at the beginning of 2020 pursuant to the evergreen provision of the 2013 Plan. As of March 31, 2020, restricted share units to receive and options to purchase an aggregate of 9,959,690 ordinary shares and 1,440,820 ordinary shares were issued and outstanding under the 2013 Plan and 2010 Plan, respectively. 58 Home, our equity investee accounted for under equity method, adopted a share incentive plan in 2015 and granted options and restricted shares under that plan to certain employees of 58 Home and our company. In addition, Zhuan Spirit Holdings Limited, or Zhuan Zhuan Holding, our consolidated subsidiary, adopted its 2017 Share Incentive Plan and 2019 Share Incentive Plan, and granted restricted share units, options and restricted shares under that plan to certain employees of Zhuan Zhuan Holding. See “Item 6. Directors, Senior Management and Employees — B. Compensation.” We have granted substantial additional share-based awards in connection with our acquisition of Ganji and may grant more as part of future acquisition and integrations of other companies. As a result of these grants and potential future grants, we incurred in the past and expect to continue to incur in future periods significant share-based compensation expenses. The amount of share-based compensation expenses is based on the fair value of the share-based awards. We account for compensation costs for all share-based awards using a fair-value based method and recognize expenses in our consolidated statement of comprehensive income/(loss) in accordance with U.S. GAAP. The expenses associated with share-based compensation will increase our net loss or decrease our net income, perhaps materially, and the additional securities issued under share-based compensation plans will dilute the ownership interests of our shareholders, including holders of our ADSs. However, if we limit the scope of our share-based compensation plan, we may not be able to attract or retain key personnel who are expected to be compensated by incentive shares or options.

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

We may be subject to claims, lawsuits, litigation and other regulatory proceedings that may adversely affect our reputation, business and results of operations based on the nature of our business.

We are subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings in the ordinary course of business relating, including those involving securities law class actions, contract disputes involving business users and consumer users on our platforms, consumer protection claims, intellectual property disputes, data and privacy protection claims, labor and employment, compliance with regulatory requirements and other matters. We also face potential claims relating to the information published on our platforms, including claims for defamation, libel, negligence, copyright, patent or trademark infringement, fraud, or other unlawful activities based on the nature and content of information to which we link or that may be posted on platforms, generated by users, or shared hypertext links to third-party websites, if appropriate licenses or third-party consents have not been obtained. Further, we are subject to claims, lawsuits, arbitration proceedings, government investigations and other legal and regulatory proceedings seeking to hold us liable for the activities of users on our platforms. Potentially, the frequency of claims against us could increase in proportion to the growth of users on our platforms. In addition, we may become subject to additional types of claims, lawsuits, government investigations and legal or regulatory proceedings as our business expands and as we deploy new business offerings.

The results of any such claims, lawsuits, arbitration proceedings, government investigations or other legal or regulatory proceedings cannot be predicted with certainty. Any claims against us, whether meritorious or not, could be time-consuming, result in costly litigation, be harmful to our reputation and brand, require significant management attention and divert significant resources. A resolution of one or more such proceedings could result in substantial damages, settlement costs, fines and penalties that could adversely affect our reputation and brand, business, financial condition and results of operations. We may also elect or be compelled to remove certain contents from our platforms, In addition, a determination in, or settlement of, any legal proceeding, whether we are party to such legal proceeding or not, that involves our industry, could also harm our business, financial condition and results of operations.

We have limited business insurance coverage.

Insurance companies in China currently do not offer as extensive an array of insurance products as insurance companies do in more developed economies. Except for the property insurance, platform liability insurance, third-party liability insurance, professional liability insurance, insurance for the protection of users, and certain other insurance policies purchased by certain PRC entities in our group, we do not have any disruption insurance to cover our operations. We have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Any uninsured occurrence of business disruption may result in our incurring substantial costs and the diversion of resources, which could have an adverse effect on our results of operations and financial condition.

Failure to renew our current leases or locate desirable alternatives for our facilities could materially and adversely affect our business.

Our company corporate headquarters are located in office buildings we acquired in 2014 in Chaoyang District, Beijing. We have purchased a smaller office space in Tianjin in 2015 as well. However, outside of Beijing and Tianjin, all of our offices in the other 57 cities and data centers were located on leased premises as of December 31, 2019. At the end of each lease term, we may not be able to negotiate an extension of the leases and may therefore be forced to move to different locations, or the rents we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. We compete with other businesses for premises with certain characteristics or in desirable locations and some landlords may have entered into long-term leases with our competitors for such premises. As a result, we may not be able to obtain new leases at desirable locations or renew our existing leases on acceptable terms or at all, which could materially and adversely affect our business.

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

Foreign ownership of internet-based businesses is subject to significant restrictions under current PRC laws and regulations. The PRC government regulates internet access, the distribution of online information and the conduct of online commerce through strict business licensing requirements and other government regulations. These laws and regulations also include limitations on foreign ownership in PRC companies that provide internet content distribution services. The State Council amended the Provisions on Administration of Foreign Invested Telecommunications Enterprises in February 2016 under which foreign investors are not allowed to own more than 50% of the equity interests in any entity providing value-added telecommunication services, except for e-commerce business, domestic multi-party communication business, information storage and re-transmission business and call center business, in which foreign investors are allowed to have more than 50% ownership in accordance with an announcement by the MIIT in June 2015, and the Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2019. The Circular on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business, or the MIIT Circular, issued by the MIIT in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain business operating licenses for internet content provisions to conduct any value-added telecommunications business in China. Under the MIIT Circular, a domestic company that holds a value-added telecommunications business license, is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local value-added telecommunications business license holder or its shareholders. Due to a lack of interpretation from MIIT, it is unclear what impact the MIIT Circular will have on us or the other PRC internet companies that have adopted the same or similar corporate and contractual structures as ours. Beijing 58 and certain other consolidated variable interest entities of us hold value-added telecommunications business license, and own all domain names used in our value-added telecommunications businesses. Beijing 58 and certain other consolidated variable interest entities of us are also the owners of all registered trademarks used in our value-added telecommunications businesses and are the applicants of all our applications for registration of trademarks used for our value-added telecommunications businesses.

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

In the opinion of our PRC counsel, Han Kun Law Offices, our current ownership structure, the ownership structure of our PRC subsidiaries and our consolidated variable interest entities, the contractual arrangements relating to our consolidated variable interest entities, and, except as otherwise disclosed in this annual report, our business operations, are not in violation of any existing PRC laws, rules and regulations. There are, however, substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. In particular, on March 15, 2019, the National People’s Congress approved the Foreign Investment Law, which came into effect on January 1, 2020 and replaced the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. Under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although the definition does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. On December 26, 2019, the Supreme People’s Court issued the Interpretations on Certain Issues Regarding the Applicable of Foreign Investment Law, or the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, where a party concerned claims an investment agreement to be invalid based on that it is for investment in prohibited industries under the negative list or it is for investment in restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. There remains uncertainty as to whether our contractual arrangement will be deemed as investment agreements under the FIL Interpretations. See “—Uncertainties exist with respect to the interpretation and implementation of the newly enacted PRC Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and business operations.” Accordingly, we cannot assure you that PRC government authorities will not ultimately take a view contrary to the opinion of our PRC legal counsel in the future.

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

Mr. Jinbo Yao is the founder, chairman and chief executive officer of our company, having beneficial ownership of 10.2% of the total outstanding shares of our company as of March 31, 2020. See “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.” He is also the sole director, general manager and a shareholder of Beijing 58, our consolidated affiliated entity, holding a 46.8% equity interests in the entity. In addition, Mr. Yao is the sole director and a 16.7% shareholder of Beijing Wanglintong Information Technology Co., Ltd., or Beijing Wanglintong, an entity that holds a 13.4% equity interests in Beijing 58. Conflicts of interest between his duties to our company, his duties to Beijing 58 and his interests as a shareholder of Beijing 58 may arise. We cannot assure you that he will act entirely in our interests when conflicts of interest arise or that conflicts of interest will be resolved in the favor of our company. Furthermore, in the context of Mr. Yao’s acting as the director and an executive officer of Beijing 58, PRC law would not require him to consider our company’s best interests. We rely on Mr. Yao to abide by the laws of China, which provide that directors and executive officers owe a duty of loyalty and duty of care to the company and require them to avoid conflicts of interest and not to take advantage of their positions for personal gains, and the laws of Cayman Islands, which provide that directors owe a duty of care and duty of loyalty to the company. The respective legal framework of China and the Cayman Islands does not provide guidance in the event of a conflict with another corporate governance regime. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our consolidated variable interest entities should one arise, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. In addition, Mr. Yao could violate his non-competition or employment agreements with us or his legal duties by diverting business opportunities from us, resulting in our loss of corporate opportunities. If we are unable to resolve any such conflicts, or if we suffer significant delays or other obstacles as a result of such conflicts, our business and operations could be severely disrupted, which could materially and adversely affect our results of operations and damage our reputation. See “— Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

We may lose the ability to use and enjoy assets held by our consolidated variable interest entities that are material to the operation of our business if any of such entities goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

As part of our contractual arrangements with Beijing 58 and other consolidated variable interest entities, these entities hold certain assets that are material to the operation of our business, including the value-added telecommunications business license, and the domain names and trademarks for which Beijing 58 or any of the other consolidated variable interest entities has exclusive right to use. If any of our consolidated variable interest entities goes bankrupt and all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our consolidated variable interest entities may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If any of our consolidated variable interest entities undergoes a voluntary or involuntary liquidation proceeding, the unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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

The internet industry in China is highly regulated by the PRC government and numerous regulatory authorities of the central PRC government are empowered to issue and implement regulations governing various aspects of the internet industry including foreign ownership of and licensing and permit requirements pertaining to companies in the internet industry. See “Item 4. Information on the Company — B. Business Overview — Regulation.” These internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. As a result, in certain circumstances, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Our consolidated variable interest entities are required to obtain and maintain applicable licenses or approvals from different regulatory authorities in order to provide their current services, including but not limited to the Value-Added Telecommunications Business License, the Surveying and Mapping Qualification Certificate for internet mapping, the Employment Agency License and the Internet Culture Business Permit.

Pursuant to the relevant regulations promulgated by the State Administration of Press Publication, Radio, Film and Television, or the SAPPRFT (currently known as National Radio and Television Administration, or the NRTA), any company engaged in internet broadcasting activities must obtain an Online Audio/Video Program Transmission License issued by the NRTA and operate in accordance with the scope as stipulated in such license. Since February 2008, only wholly state-owned or state-controlled enterprises are qualified to apply for new Online Audio/Video Program Transmission License. Beijing 58 Auto Technology Co., Ltd. or Beijing 58 Auto (formerly known as Beijing Leftbrain Network Technology Co., Ltd.), one of our consolidated affiliates, provides on its website certain audio/video programs on third-party platforms, which have the Online Audio/Video Program Transmission Licenses. Beijing 58 Auto had fines imposed for an amount of RMB6,000, RMB6,000 and RMB3,000 in 2015, 2016 and 2017, respectively, for providing internet broadcasting activities without an Online Audio/Video Program Transmission License. No relevant fine or penalty was imposed on Beijing 58 Auto in 2018 and 2019. Beijing 58 Auto may be subject to additional penalties and be required to change its way to provide audio/video programs if the local authorities still consider the existing way that Beijing 58 Auto provides the audio/video programs to be an internet broadcasting activity.

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

The PRC government has adopted regulations governing internet access and the distribution of information over the internet. Under these regulations, internet content providers and internet publishers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China or the public interest, contains terrorism or extremism content, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide internet content and other licenses, the closure of the concerned platforms and reputational harm. A website operator may also be held liable for such censored information displayed on or linked to its website. In particular, the Cyberspace Administration of China has issued rules from time to time to enhance the internet service provider’s obligations to monitor the information displayed on the information platform and prevent dissemination of illegal contents. At the end of 2019, the Cyberspace Administration of China issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content.  Pursuant to the CAC Order No.5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display. For a detailed discussion, see “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Value-Added Telecommunication Services” and “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Information Security and Censorship.” We have a team within our data security department which implements internal procedures to review the content in our system for compliance with applicable laws and regulations, aided by a program designed to periodically sweep our platforms and the data being conveyed in our system for sensitive keywords or questionable materials. In spite of this screening system, we may have difficulty identifying and removing all illegal content or transactions involving illegal sales of goods and services, which could expose us to the penalties described above.

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

Uncertainties exist with respect to the interpretation and implementation of the new PRC Foreign Investment Law and its Implementation Regulations and how it may impact the viability of our current corporate structure, corporate governance and business operations.

On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law of the People’s Republic of China, or the Implementation Regulations, came into effect and replaced the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations. The Foreign Investment Law and the Implementation Regulations embody an expected PRC regulatory trend to rationalize its foreign investment regulatory regime in line with prevailing international practice and the legislative efforts to unify the corporate legal requirements for both foreign and domestic investments. However, since they are relatively new, uncertainties still exist in relation to their interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Although the definition does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangement would not be interpreted as a type of indirect foreign investment activities under the definition in the future. In addition, the definition contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the Stale Council to provide for contractual arrangements as a form of foreign investment. On December 26, 2019, the Supreme People’s Court issued the FIL Interpretations, which came into effect on January 1, 2020. In accordance with the FIL Interpretations, where a party concerned claims an investment agreement to be invalid based on that it is for investment in prohibited industries under the negative list or it is for investment in restricted industries under the negative list and violates the restrictions set out therein, the courts should support such claim. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations and will be held invalid by the courts. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be taken by companies with respect to existing contractual arrangements, we may face substantial uncertainties as to whether we can complete such actions in a timely manner, or at all. Failure to take timely and appropriate measures to cope with any of these or similar regulatory compliance challenges could materially and adversely affect our current corporate structure, corporate governance and business operations.

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

We are a holding company incorporated under the laws of the Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise investor, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for preferential tax treatment. Pursuant to a Notice 112 issued by the State Administration of Taxation in January 2008 and the Arrangement between the Mainland China and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion, or the Double Taxation Arrangement (Hong Kong), such withholding tax rate may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise at all times within the 12-month period immediately prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement (Hong Kong) and other applicable PRC laws. Pursuant to SAT Notice 9 issued by the State Administration of Taxation in February 2018, which took effect on April 1, 2018 and superseded SAT Circular 601 issued by the State Administration of Taxation in October 2009 and an announcement released by the State Administration of Taxation in June 2012, non-resident enterprises that cannot provide valid supporting documents as “beneficial owners” may not be approved to enjoy tax treaty benefits. “Beneficial owners” are residents who have ownership and the right to dispose of the income or the rights and properties giving rise to the income. These rules also set forth certain adverse factors against the recognition of a “beneficial owner,” such as not carrying out substantive business activities. Whether a non-resident company may obtain tax benefits under the relevant tax treaty will be subject to approval of the relevant PRC tax authority and will be determined by the PRC tax authority on a case-by-case basis. SAT Notice 9 further provides that a comprehensive analysis should be made when determining the beneficial owner status based on various factors supported by documents including the articles of association, financial statements, records of cash movements, board meeting minutes, board resolutions, staffing and materials, relevant expenditures, functions and risk assumption as well as relevant contracts and other information. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria are met, directly apply the reduced withholding tax rate, and file necessary forms and supporting documents when conducting tax filings, which will be subject to post-filing examinations by the relevant tax authorities. In October 2019, SAT issued the Administrative Measures for Non-Resident Taxpayers to Enjoy Treatments under Tax Treaties, or SAT Circular 35, which took effect on January 1, 2020 and superseded SAT Circular 60. SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the “self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection” mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained by the taxpayers for post-filing inspection by the tax authorities. None of our Hong Kong subsidiaries has applied for the approval for a withholding tax rate of 5% from the local tax authority prior to SAT Circular 35, nor has any of our PRC subsidiaries applied the 5% tax rate directly to any dividend payment after the SAT Circular 35, as our PRC subsidiaries have not paid dividends to us. We plan to have our Hong Kong subsidiaries assume some managerial and administrative functions, as well as conduct other business functions in the future. Once we implement such a plan, our Hong Kong subsidiaries may be qualified as beneficial owners as defined under SAT Notice 9 and will enjoy treaty benefits such as preferential dividend withholding tax rates.  However, our Hong Kong subsidiaries as currently situated may be considered non-beneficial owners and we cannot assure you that the relevant PRC tax authority will agree with our view when any of our PRC subsidiaries directly applies reduced withholding tax rate under the relevant tax treaty in the future. As a result, we may not be able to enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement (Hong Kong) and therefore be subject to withholding tax at a rate of 10% with respect to dividends to be paid by our PRC subsidiaries to their shareholders in Hong Kong such as China Classified Information Corporation Limited.

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

Six PRC regulatory agencies promulgated regulations effective on September 8, 2006, with subsequent amendment in June 2009, which is commonly referred to as the M&A Rules. See “Item 4. Information on the Company — B. Business Overview — Regulation.” The M&A Rules establish procedures and requirements that could make some acquisitions of PRC companies by foreign investors more time-consuming and complex, including that the approval of the Ministry of Commerce must be obtained in circumstances where overseas companies established or controlled by PRC enterprises or residents acquire domestic companies affiliated with PRC enterprises or residents. After the PRC Foreign Investment Law and its Implementation Regulations became effective on January 1, 2020, the provisions of the M&A Rules remain effective to the extent they are not inconsistent with the PRC Foreign Investment Law and its Implementation Regulations. In addition, national security review rules issued by the PRC governmental authorities in 2011 require acquisitions by foreign investors of domestic companies engaged in military-related or certain other industries that are crucial to national security to be subject to prior security review. Moreover, the Anti-Monopoly Law requires that the Administration for Market Regulation shall be notified in advance of any concentration of undertaking, occurring inside or outside China, if certain thresholds are triggered. We may expand our business in part by acquiring complementary businesses. Complying with the requirements of the M&A Rules, security review rules and other PRC regulations to complete such transactions could be time-consuming, and any required approval processes, including obtaining approval from PRC governmental authorities, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share. In addition, due to lack of clarity under some PRC laws and regulations, it is unclear in some circumstances whether an approval is required for a merger or acquisition transaction and we cannot assure you that the PRC governmental authorities will agree with our view on whether the approval is required for transactions conducted or to be conducted by us.

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

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries, including from the proceeds of our securities offerings, are subject to PRC regulations. Under PRC laws and regulations, we are permitted to utilize the proceeds from our securities offerings to fund our PRC subsidiaries only through loans or capital contributions, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the maximum amount that such PRC subsidiary is allowed to borrow from foreign creditors under relevant PRC laws, and the loans must be registered with the local branch of SAFE. If we finance our PRC subsidiaries by means of capital contributions, such PRC subsidiaries are required to apply for registrations with SAMR or its local branches, submit a change report to the Ministry of Commerce or its local counterpart through the online enterprise registration system, and complete the exchange registration with qualified banks. We cannot assure you that we will be able to complete the necessary registration or information reporting on a timely basis, or at all. If we fail to complete the necessary registration or information reporting, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

In March 2015, SAFE promulgated SAFE Circular 19, which took effective and replaced SAFE Circular 142 from June 1, 2015. On June 9, 2016, SAFE promulgated SAFE Circular 16. Although SAFE Circular 19 and SAFE Circular 16 removed certain restrictions previously provided under SAFE Circular 142 for conversion by a foreign-invested enterprise of foreign currency registered capital into RMB and use of such RMB capital and allows foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, they continue to prohibit foreign-invested enterprises from, among other things, using RMB fund converted from its foreign exchange capital for expenditure beyond its business scope, or providing loans to non-associated enterprises. In addition, SAFE Circular 19 and SAFE Circular 16 are still unclear whether a foreign-invested enterprise whose business scope does not include equity investment or similar activities may use Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC. On October 23, 2019, the SAFE issued SAFE Circular 28, which expressly allows foreign-invested enterprises that do not have equity investments in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investments as long as the investments are real and in compliance with the foreign investment-related laws and regulations. For example, the business scopes of Wanglin and 58 Technology include, among others, research and development of online classified information technology and software systems, information technology consulting, technical services and marketing and promotional services, enterprise management, business consultation and office renting service. Each of Wanglin, 58 Technology and our other PRC subsidiaries that are foreign-invested enterprises may only use Renminbi converted from foreign exchange capital contribution for activities within its approved business scope or equity investment in compliance with the foreign investment-related laws and regulations. Violations of these circulars and rules could result in severe monetary or other penalties. If we convert the net proceeds we receive from our securities offerings into Renminbi pursuant to the applicable laws and regulations, our use of Renminbi funds for general corporate purposes will be within the business scope of our PRC subsidiaries.

PRC regulation of loans by offshore holding companies to PRC entities and governmental control of currency conversion may limit our ability to fund the operations of our consolidated variable interest entities.

Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, any loans from our Cayman Islands holding company or other offshore entities to PRC domestic company are required to be registered with local SAFE and cannot exceed the maximum amount that such company is allowed to borrow from foreign creditors under the applicable PRC laws and complete record-filling procedures with local SAFE on an item-by-item basis. In addition, loans to a PRC company with a term of one year or a longer term are also subject to filings with the National Development and Reform Commission and/or its local branches. Therefore, we are not likely to have our Cayman Islands holding company or other offshore entities to use the proceeds from our securities offerings to extend loans to our consolidated variable interest entities or their subsidiaries, each of which is a PRC domestic company. Meanwhile, we are not likely to finance the activities of our consolidated variable interest entities by means of capital contributions due to regulatory restrictions relating to foreign investment in PRC domestic enterprises engaged in value-added telecommunications services. In addition, due to the restrictions on a foreign-invested enterprise’s use of Renminbi converted from foreign-currency registered capital under PRC regulations, including SAFE Circular 19, SAFE Circular 16 and SAFE Circular 28, as described under the foregoing risk factor, our PRC subsidiaries may be unable to use the Renminbi converted from their registered capital to provide loans or financial support to our consolidated variable interest entities. We currently do not plan to use the proceeds from our securities offerings to fund the operations of our consolidated variable interest entities and their subsidiaries. Additionally, our PRC subsidiaries are not prohibited under PRC laws and regulations from using their capital generated from their operating activities to provide entrusted loans or other forms of financial support to consolidated variable interest entities. We will assess the working capital requirements of our consolidated variable interest entities on an ongoing basis and, if needed, may have our PRC subsidiaries to use their capital from operating activities to provide financial support to our consolidated variable interest entities.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. As of the date of this annual report, our PRC subsidiaries have not paid dividends to us. Further, if any of our PRC subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us, which may restrict our ability to satisfy our liquidity requirements. As of March 31, 2020, the registered capital of our PRC subsidiaries Wanglin and 58 Technology was US$280 million and approximately US$107 million, respectively. See “Item 4. Information on the Company — B. Business Overview — Regulation — Regulations on Foreign Currency Exchange.”

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

Beijing 58, Wanglin, Shanghai Ruiting, 58 Technology, 58 Co., Ltd. and Shanghai Ruijia Information Technology Co., ltd (“Shanghai Ruijia”) have all obtained the “high and new technology enterprise” certificate and maintained the “high and new technology enterprise” status and are eligible for a preferential tax rate of 15%, as long as they maintain the “high and new technology enterprise” status and have taxable income under the Enterprise Income Tax Law. Wanglin obtained its software enterprise qualification in 2014 and was entitled to a two-year exemption from 2014 to 2015 and enjoyed a 12.5% preferential tax rate from 2016 to 2018 as it passed the annual assessment for software enterprise qualification for each of the five years. 58 Technology was qualified as a software enterprise in 2014 and was granted a two-year exemption from 2015 to 2016 and enjoyed a 12.5% preferential tax rate from 2017 to 2019. If any of Beijing 58, Wanglin, Shanghai Ruiting, 58 Technology, 58 Co., Ltd. or Shanghai Ruijia fails to maintain its qualification as a “high and new technology enterprises” or a “software enterprise,” as the case may be, or if any of them fails to renew its qualification when its current term expires, its applicable enterprise income tax rate may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. We cannot assure you that Renminbi will not appreciate or depreciate significantly in value against the U.S. dollar in the future.  It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

Companies operating in China are required to participate in social insurance and housing fund plans. We have not fully contributed to such plans as required by applicable PRC regulations. As of December 31, 2019, with regards to the outstanding contributions, including historical underpayments to such plans, we made a provision of RMB53.2 million, which is reflected in our audited financial statements included in this annual report. While we believe this provision is adequate, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines.

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

On December 7, 2018, the SEC and PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. On April 21, 2020, the SEC and the PCAOB issued another joint statement reiterating the greater risk that disclosures will be insufficient in many emerging markets, including China, compared to those made by U.S. domestic companies. In discussing the specific issues related to the greater risk, the statement again highlights the PCAOB's inability to inspect audit work paper and practices of accounting firms in China, with respect to their audit work of U.S. reporting companies. However, it remains unclear what further actions, if any, the SEC and PCAOB will take to address the problem.

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

As part of a continued regulatory focus in the United States on access to audit and other information currently protected by national law, in particular China’s, in June 2019, a bipartisan group of lawmakers introduced bills in both houses of the U.S. Congress, which if passed, would require the SEC to maintain a list of issuers for which PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm. The proposed Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act prescribes increased disclosure requirements for these issuers and, beginning in 2025, the delisting from U.S. national securities exchanges such as the New York Stock Exchange/Nasdaq Stock Market of issuers included on the SEC’s list for three consecutive years. Enactment of this legislation or other efforts to increase U.S. regulatory access to audit information could cause investor uncertainty for affected issuers, including us, and the market price of our ADSs could be adversely affected. It is unclear if this proposed legislation would be enacted. Furthermore, there have been recent media reports on deliberations within the U.S. government regarding potentially limiting or restricting China-based companies from accessing U.S. capital markets. If any such deliberations were to materialize, the legislation or policy passed by the U.S. government may have material and adverse impact on the stock performance, liquidity, and the ability to raise capital of China-based issuers listed in the United States.

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

The trading prices of our ADSs have fluctuated since we first listed our ADSs. Since our ADSs became listed on the NYSE on October 31, 2013, the trading price of our ADSs has ranged from US$17.00 to US$89.90 per ADS, and the last reported trading price on April 27, 2020 was US$51.88 per ADS. The prices for our ADSs may continue to fluctuate because of broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In recent years, the widespread negative publicity of alleged fraudulent accounting practices and poor corporate governance of certain U.S. public companies with operations in China were believed to have negatively affected investors’ perception and sentiment towards companies with connection with China, which significantly and negatively affected the trading prices of some companies’ securities listed in the United States. Any similar negative publicity or sentiment may affect the performances of our ADSs. The securities of some PRC companies that have listed their securities on U.S. stock markets have experienced significant volatility. The trading performances of these PRC companies’ securities after their offerings may affect the attitudes of investors toward PRC companies listed in the United States in general and consequently may impact the trading performance of our ADSs, regardless of our actual operating performance.

In addition to market and industry factors, the price and trading volume for our ADSs may be highly volatile for factors specific to our own operations, including the following:

●	actual or anticipated fluctuations in our quarterly results of operations;
●	reports published by short sellers with negative accusations against us;
●	the financial projections that we may choose to provide to the public, any changes in those projections or our failure for any reason to meet those projections;
●	variations in our net sales, earnings and cash flow;
●	conditions in markets we operate in;
●	announcements of new investments, acquisitions, strategic partnerships, or joint ventures;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	additions or departures of key personnel;
●	release or expiry of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	sales or perceived potential sales of additional ordinary shares or ADSs;
●	detrimental negative publicity about us, our competitors or our industry;
●	potential litigation or regulatory investigations or other proceedings involving us;
●	fluctuations in market prices for our products;
●	fluctuations of exchange rates between RMB and the U.S. dollar;

●	proceedings instituted recently by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm;
●	outbreaks of health epidemics, natural disasters, and other extraordinary events; and
●	general economic or political conditions in China or elsewhere in the world

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

Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, with Class A and Class B ordinary shares voting together as one class on all matters subject to a shareholders’ vote. As of March 31, 2020, holders of our Class B ordinary shares collectively owned approximately 15.1% of our outstanding ordinary shares, representing 64.0% of our total voting power. As of March 31, 2020, our founder, chairman and chief executive officer, Mr. Jinbo Yao, and Tencent beneficially owned an aggregate of 32.6% of our outstanding shares.

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

Depending upon the value of our assets, which may be determined based, in part, on the market value of our Class A ordinary shares and ADSs, and the nature of our assets and income over time, we could be classified as a “passive foreign investment company,” or PFIC, for United States federal income tax purposes. Under United States federal income tax law, we will be classified as a PFIC for any taxable year if either (i) at least 75% of our gross income for the taxable year is passive income or (ii) at least 50% of the value of our assets (based on the average quarterly value of our assets during the taxable year) is attributable to assets that produce or are held for the production of passive income. Based on our income and assets and the value of our ADSs and Class A ordinary shares, we do not believe that we were a PFIC for the taxable year ended December 31, 2019 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate being a PFIC, changes in the nature of our income or assets or the value of our assets may cause us to become a PFIC for the current or any subsequent taxable year.

Although the law in this regard is not entirely clear, we treat Beijing 58 and other consolidated variable interest entities as being owned by us for United States federal income tax purposes, because we control their management decisions and we are entitled to substantially all of the economic benefits associated with them, and, as a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of Beijing 58 and other consolidated variable interest entities for United States federal income tax purposes, we would likely be treated as a PFIC for our taxable year ending December 31, 2020 and for subsequent taxable years. Because of the uncertainties in the application of the relevant rules and because PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets, there can be no assurance that we will not be a PFIC. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the Securities and Exchange Commission, or the SEC, of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, imposes various requirements on the corporate governance practices of public companies. For example, as a public company, we need to retain a certain number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we also incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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

Ganji. Ganji, operating another major online classifieds platform in China, is currently our wholly owned subsidiary. In April 2015, we acquired less than 50% equity stake in Ganji, for 34.0 million newly issued Class A ordinary shares of our company and US$412.2 million in cash. Concurrently with this acquisition, we issued 15.4 million Class A ordinary shares to Tencent for US$400.0 million. Later in 2015, we committed an aggregate of 46.5 million newly issued ordinary shares and US$406.7 million in cash to several private equity funds as a limited partner. These funds, together with Tencent, acquired all the remaining equity interests in Ganji in August 2015. Since August 6, 2015, we started to consolidate the financial results of Ganji with ours in accordance with U.S. GAAP on the basis of our equity stake in Ganji as well as our controlling financial interest under the voting interest model over the funds. We also transferred an aggregate of 4.4 million fully vested restricted share units of our company and approximately US$51.0 million in cash to former Ganji employees as part of the total consideration of step acquisition of Ganji. In September 2017, these funds distributed all their equity interests in Ganji to their respective limited partners, and we acquired those equity interests as well as the remaining equity interests in Ganji held by Tencent. The consolidation of Ganji reduced the level of unnecessary competition for us in the online classifieds space market in China. Post the consolidation, Ganji was deeply integrated to materialize the synergies and increase profitability of our Company.

58 Home (58到家). On November 27, 2015, 58 Home raised US$300.0 million in its Series A preferred shares equity financing, with participation from Alibaba Group Holding Limited, or Alibaba, global investment firm KKR, and Ping An Group, among which US$10.0 million was contributed by 58.com Inc. The transaction was intended to reduce the pressure on our cash flows and profitability, enable us to better focus on our core classifieds business, and further fuel the growth of 58 Home and test the new business model with its more independent operation and support from new investors. Following the closing of the Series A financing of 58 Home, 58.com Inc. held majority equity interests in 58 Home. However, as certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015. Since the spin-off, 58 Home has been operating independently.

In 2018, 58 Home pushed down the majority of its businesses into its two subsidiaries, 58 Daojia Limited (“58 Daojia”) and 58 Freight Inc. (“58 Freight”). Subsequently, Alibaba exchanged certain equity interests in 58 Home for that in 58 Freight. Since then 58 Home has largely become a holding company of the two subsidiaries. 58 Daojia is a platform that focuses on home services. 58 Freight is a platform that focuses on cargo and freight logistics and delivery services. In 2019 and 2020, 58 Daojia completed a series of equity financing from outside investors. As of December 31, 2019 and the date of this annual report, 58 Home held 89.7% and 81.9% of equity interests in 58 Daojia on an as-converted basis, respectively. In 2018 and 2019, 58 Freight completed a series of equity financing from outside investors. As of December 31, 2019 and the date of this annual report, 58 Home held 56.4% equity interests in 58 Freight on an as-converted basis.

As of December 31, 2019 and the date of this annual report, we held 68.8% equity interests in 58 Home on an as-converted basis, including 87.9% of the total outstanding ordinary shares and 5.0% of the total outstanding preferred shares.

Che Hao Duo (车好多). On December 31, 2015, we divested our controlling ownership stake in Che Hao Duo (formerly known as Guazi), a subsidiary that operated our C2C used car trading platform, to Mr. Mark Haoyong Yang, ex-founder and ex-CEO of Ganji and co-chairman of our board of directors at the time. We had a 45.6% stake in Guazi immediately after the spin-off and have deconsolidated the financial results of Guazi from ours in accordance with U.S. GAAP since then. As a result of this transaction, we reduced the pressure on our cash flows and profitability and were able to better focus on our core classifieds business. In addition, we expected that a more independent Che Hao Duo would grow its business faster and further test the new business model with support from new investors. Since the spin-off, Che Hao Duo has been operating independently. They have conducted several rounds of private equity financing and gone through a series of business model evolutions since December 2015. In 2019, we sold a certain percentage of our equity stake in Che Hao Duo to a third-party investor for a total purchase price of RMB4,978.2 million (US$713.6 million). We have received all the cash consideration as of the date of this report and recorded RMB6,141.6 million investment income and RMB524.2 million associated current and deferred income tax expenses for this transaction in 2019. As of December 31, 2019, we held approximately 8.0% equity interests in Che Hao Duo.

Zhuan Zhuan. In April 2017, Tencent invested US$200.0 million in cash and additional business resources in Zhuan Zhuan Holding in exchange for a minority equity ownership. Zhuan Zhuan Holding is an entity we created and into which we transferred our business relating to the Zhuan Zhuan app and certain used goods related listing channels from the 58 and Ganji classified platforms. We continue our direct traffic and other business support to Zhuan Zhuan Holding. In September 2019, Zhuan Zhuan Holding entered into definitive agreements with a group of investors, including our Company, Tencent and certain new investors for its series B round of financing for a combination of cash and additional business resources amounted to approximately US$300 million. As of December 31, 2019, US$170 million cash consideration of this financing were received, and we owned 63.5% of equity interests in Zhuan Zhuan on an issued and outstanding basis and continued to consolidate the businesses.

Finance Business. In September 2017, as another effort to reduce the pressure on our cash flows and profitability and better focus on our core classifieds business, we disposed our financial services and other finance related business, or the Finance Business, to Mr. Jinbo Yao, who in return contributed RMB150 million to the Finance Business subsequent to the disposal. We agreed to provide to the Finance Business, among other things, some traffic support and the right to use certain intellectual property rights. In return, we are entitled to a certain fixed percentage of profit participation rights in the Finance Business. The divestiture brought the Finance Business flexibility to apply for financial services licenses, attract talents and test new business models. It also freed our Group from accommodating two sets of different cultures, business models and financial implication of the internet business and financial business, respectively. In September 2019, in order to provide the Finance Business with more flexibility in future fund raising and acquisitions, we entered into definitive agreements to convert such profit participation rights to a certain number of shares of Golden Pacer, the newly established ultimate holding company of the Finance Business. In parallel, Golden Pacer entered into definitive agreements with Uxin Limited, a Nasdaq-listed leading national online used car dealer in China, pursuant to which Golden Pacer will acquire the loan facilitation related business from Uxin Limited. The two transactions abovementioned were completed when Golden Pacer and Uxin entered into supplementary agreements to modify their transactions in light of the changes in the regulatory environment and the impact of COVID-19 outbreak in April 2020. We currently hold 40% of the share capital of Golden Pacer on a fully diluted basis.

Uxin. On May 29, 2019, we purchased a convertible note in a principal amount of US$100 million issued by Uxin Limited, which bears interest at a rate of 3.75% per annum from the issuance date and mature in five years thereafter. Such note is convertible into class A ordinary shares of Uxin Limited at an initial conversion price of US$1.03 per share, subject to certain adjustments, after a 180-day period following the date of issuance. We are entitled to registration rights with respect to all the class A ordinary shares of Uxin Limited that the note may convert into. As of the date of this annual report, we have not converted such note into class A ordinary shares of Uxin Limited. We are also entitled to nominate one director to the board of directors of Uxin Limited. On March 24, 2020, we entered into definitive agreements with Uxin Limited to purchase certain assets and liabilities related to Uxin's B2B online used car auction business for a total cash consideration of US$105 million. The transactions contemplated under the definitive agreements are subject to customary closing conditions, and are currently expected to close by the first half of 2020.

On April 2, 2020, we received a preliminary non-binding proposal letter, or the Proposal Letter, from Ocean Link Partners Limited to acquire all of the outstanding ordinary shares of our Company, including Class A ordinary shares represented by American depositary shares, for US$27.5 in cash per Class A or Class B ordinary share. On April 20, 2020, our board of directors formed a special committee consisting of two independent and disinterested directors, Mr. Robert Frank (Bob) Dodds Jr. and Ms. Li (Lily) Dong, to evaluate and consider the Proposal Letter or any alternative strategic option that the Company may pursue. As of the date of this annual report, no decisions have been made with respect to the Proposal or any alternative strategic option that the Company may pursue.

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

We continue to leverage business and product innovation and technology to grow our platform and increase our user engagement in various ways. We better connect our users through in-App tools such as instant messaging. Other than the consumer facing apps, we have developed and been upgrading various businesses apps to improve the response and communication between consumers and businesses. We continue to raise the bar on lister validation and content quality control and invest more in our database. We introduce mediums through which content can be better displayed and disseminated such as pictures, video, three-dimension, VR, etc. We increasingly enable transactions on our platforms where they make senses. To improve consumer satisfaction, our teams engage in deeper research and discussions with our consumer users and business customers so that we bring more and often higher standards and disciplines to industries through our product/business model upgrades. We continue to apply AI and big data technology to more proactively recommend content to our users.

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

The incubated new businesses currently mainly include Zhuan Zhuan (转转), an online used goods trading and service platform, and 58 Town (58同镇), a rural version of 58.com. These platforms provide more vertically integrated services to users in their respective content categories. Although Zhuan Zhuan and 58 Town are both in relatively early stage of their platform growth and monetization and require our continued investment, we see great market and growth potential in them. Prior to incubating Zhuan Zhuan and 58 Town, 58 Home and Che Hao Duo were initially incubated within 58 or Ganji, and have completed fund raisings from additional outside investors. We have deconsolidated the financial results of 58 Home and Che Hao Duo from ours in accordance with U.S. GAAP since 2015.

We primarily conduct our business in mainland China. Our online services currently covered 338 cities (市), 382 counties (县), and approximately 13,000 towns and villages (乡镇) in mainland China. We have our direct sales team in 70 cities in mainland China. While we continue to see growth in first tier cities, we continue to push and make progress in our lower tier cities strategies both in terms of traffic acquisition and revenue growth.

Our users refer to all participants on our platforms, including consumer users and business users.

Consumer users browse and search information on our online platforms without the need to register an account with us. However, after completing a user registration process, a user can post information, access more content and use our communication tools and other services. We increasingly encourage more users to register and log into their accounts before utilizing our services.

Business users are typically those who attempt to attract customer leads or recruit employees. Business users can post information on our platform for free, however, they may choose to pay for our premium services to enhance the marketing effectiveness.

Over 580 million users used our mobile apps in 2019, an increase of 11.4% from 2018. The number of users in a given period is defined as the number of accesses by unique mobile device IDs to our mobile apps in a given period, which is calculated as the aggregate of the number of unique mobile device IDs that accessed each of our mobile apps in that period.

In 2019, approximately 92% of our traffic, which is defined as average monthly page views in listing and landing pages, is from mobile apps and mobile web browsers.

The following table sets forth the number of paying business users for the periods indicated:

	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,
	2017	2017	2017	2017	2018	2018	2018	2018	2019	2019	2019	2019
	(in thousands)
Paying Business Users	2,670	3,087	3,152	2,994	3,154	3,540	3,517	3,157	3,389	3,617	3,622	3,290

Note: We define paying business users who are identified as business users with unique identity information such as business licenses or personal identification information and who used our subscription-based membership services or purchased at least one type of online marketing services in a given period. One paying business user can open up several paying user accounts on one or multiple online platforms. The number does not include paying business users on Ganji as the Company stopped selling stand-alone Ganji subscription-based membership services in 2018 or earlier in all of its content categories.

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

Ganji (赶集) was launched in 2005. It was consolidated into our company in August 2015. It contains similar content categories as 58. Post the acquisition, Ganji has been strategically de-emphasized especially in terms of user acquisition, to maximize investment and return on investment for 58 and other major apps. Although on a standalone basis, user traffic of Ganji has declined in recent years, overall synergies between Ganji and 58 have been maximized as a result of such conscious integration strategy.

Anjuke (安居客) was launched in 2007 and acquired by us in March 2015. It is currently one of the leading real estate listing platforms and is focused mainly on real estate sales, both secondary and primary, whereas the real estate categories on 58 mainly focus on rental and secondary real estate sales.

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

We also launched category-specific mobile apps tailor-made for business users with more mobile-friendly features for them to manage listings on our platforms, get leads and communicate with consumer users. We also increasingly generate more data insights on marketing effectiveness and provide relevant feedback to our business users to increase the efficiency of their online marketing effort and overall business activities. We plan to continue to expand the features and enhance the user experience for these software as-a- service (SaaS) tools. With the help of these enhanced tools, we hope to increase engagement and interaction between consumer users and business users, which in turn provides us with larger amount of data for us to better understand, profile and serve our users. By leveraging our AI and big data capabilities, we hope that our platforms become increasingly intelligent to match consumer users with business users, leading to more diversified lead-generation revenue models, higher traffic monetization efficiency and improved quality of the information and overall user experience.

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

Paid Premium Services to Business Users

A large majority of our paying users are business users as opposed to consumer users, even though consumer users can also pay for enhancement of their listing exposure. The paying users include members who used our subscription-based membership services and other paying users who have not used our subscription-based membership services but have purchased at least one type of our various online marketing services or other services.

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

Business users also purchase our priority listing services, which typically place their listings below real-time bidding listings but above the area where regular paying business users' listings are displayed. Business users can purchase listing placements of varying durations ranging from several hours to several days to several weeks depending on their needs.

We continue to provide users more innovated ways to connect on our platforms in addition to phone calls, such as online chat through instant messaging tools, a quote for a specific service item, submissions of resumes to an open job posting in which users are interested. As a result, we are increasingly capable of passing leads directly to our business users. In addition, as we accumulate more user data and build better user profiles, we are also able to improve the quality of the leads we provide. Therefore, we are providing more innovative lead-generations based online market services to our business users to replace the traditional listing-position-based services. We offer business users a simpler way to market their services with clear measures of returns on investment, or ROI, of their marketing investment. This also allows us more flexibility to utilize our traffic and to leverage technology to better match the needs of consumer and business users. As we monitor the effectiveness and gather feedback from our customers, our AI and big data algorithm helps improve both monetization and user experience.

We provide display advertisement mainly for major business users, such as primary real estate developers on our Anjuke platform, companies who hire more white-collar staff on our ChinaHR platform and auto manufacturers on our 58Che (58 车) platform. These business users purchase display advertisements to enhance their brand recognition and attract consumer attention. These display advertisements are either text- or graphic-based displays for varying time periods ranging from several days to several months.

Most of the online marketing services customers are required to make payment in advance before purchasing our services, in the form of purchasing virtual online currencies of our platforms. Paying members can log into our account management webpage or mobile apps and purchase various online marketing services through an easy-to-use interface.

Incubated New Businesses (Consolidated Businesses)

Zhuan Zhuan (转转) is an online used goods trading and service platform launched in the fourth quarter of 2015. Zhuan Zhuan's vision of business is to bring pleasant online used goods trading experience for more users through providing simple and trustworthy services. It started with a primary focus on consumer to consumer, or C2C, used goods transactions. With a growing user base and increasing variety of value-added services on the platform, small business users, also became important participants in the marketplace. Zhuan Zhuan has established featured online marketplace rules and developed customized service capabilities, so that small business users can provide individual buyers (also known as C2B buyers) with more diversified goods and better values. Zhuan Zhuan allows buyers to search and trade a wide variety of used goods and features picture-taking and video-shooting to make listing used goods much easier. The payment solution for Zhuan Zhuan is a WeChat payment-based escrow payment process co-developed by 58 and Tencent. This is a convenient and secure payment method with an escrow payment process. Under this process, funds transferred through online payment will not be released to the sellers until the buyers confirm receipt. The use of WeChat account log-in and exclusive WeChat friends’ relations data has given the platform an extra level of security and social interest. Users can opt to transact offline face-to-face as well as using Zhuan Zhuan to arrange logistic service providers to come to sellers’ place to pick up the goods and track shipment status through intuitive user interface.

For some specific product categories, such as mobile phones, tablets, laptops, consumer electronic devices and books, Zhuan Zhuan provides further value-added services to enhance confidence and trust in transactions. Zhuan Zhuan has a technology team specialized in mobile phone authentication and quality control. It also established standards for mobile phone assessment and grading, which have become industry-wide recognized standards. Leveraging our increasing knowledge of the marketplace, Zhuan Zhuan also recommends price ranges for different product categories. Standardized authentication services and algorism-based prices recommendation provide both buyers and sellers with more definitive and transparent experience, hence strongly promoting market activates.

Zhuan Zhuan also developed varieties of tools to further promote transactions. It developed auction and bidding platforms so that a seller can sometimes sell a Zhuan Zhuan authenticated mobile phone in one hour with a price premium of more than 20% to his/her starting price. It leverages live streaming technology to help business user to promote their non-standard goods such as used phones, tablets and jewels. We also developed online marketing tools for used goods business users, through which such users can post and manage their traffic of a used goods listing in real time so they can connect, share information and operate business in a more focused and efficient manner. These innovative value-added services help to boost transaction volume and strengthen our brand recognition through word of mouth marketing among users and merchandise network. At the same time, Zhuan Zhuan charges fees for authentication services provided to buyers as well as online marketplace services provided to sellers.

Zhuan Zhuan has experienced rapid growth in user traffic since its launch in 2015. Zhuan Zhuan has more than 200 million registered users currently including users through app activation and WeChat registration. Zhuan Zhuan launched its first WeChat mini-program in 2017 which serves as a new access point beside its mobile app. Mini-program is a light feature embedded in WeChat to facilitate discovery, fast access and download of stand-alone mobile apps. It is an enhancement of a WeChat official accounts and is designed to connect service providers with mobile users. The features within our mini-programs are largely similar to our own mobile app but will recommend different content based on different user profile and algorithm. Some mini programs offer special features relevant to unique WeChat eco-system data and user experience. Users can view, chat, post new listing items and make purchases via Zhuan Zhuan mini-programs within WeChat directly. Based on a business cooperation agreement between Zhuan Zhuan and Tencent, the Zhuan Zhuan mini-programs can also be accessed through the “Used goods” shortcut on WeChat Pay index page.

We currently own 63.5% of equity stake in the Zhuan Zhuan Entities on an issued and outstanding basis and continue to consolidate the financial results of Zhuan Zhuan in our consolidated financial statements. See “–A. History and Development of the Company.”

58 Town (58同镇) is a rural version of 58 in smaller towns and rural areas in China that we launched in the summer of 2017.

Even though the urbanization rate has been increasing, there are still several hundred millions of people living in smaller towns and rural areas in China. In recent years, smart phone and social network, such as WeChat has been increasingly popular in rural China but information is still largely offline there. 58 Town aims to provide users in those areas an online platform to access local information that is useful and interesting. We send our teams or leverage distributors to visit these small towns, recruit local “town partners” and provide them with apps to upload and manage information. These town partners are not our full-time employees, but they are typically people who show an interest in and have the basic skills for helping us to develop local users and manage content mostly on part time basis. Our core teams in the Beijing headquarters maintain most ongoing interaction with the town partners through apps and other online systems to provide operational training and instructions to grow the platform locally. We also offer individually relatively minor monetary incentive to town partners to reward good results. We believe that this is a good marketing investment to promote the 58 brand and acquire new users and content. The content categories we cover on 58 Town are largely similar to those on 58. Local community forum, jobs, real estate, auto are the major ones. However, there are also categories that are more local and unique to lives in small towns, such as car sharing for users who travel to neighboring towns and areas due to the lack of taxi and public transportation like in big cities. Most users today browse content in WeChat groups or WeChat public accounts created by town partners, however since the content is also synchronized to 58 and 58 Town (58本地版) apps, there is growing number of users who access information through our apps, where we can better retain and serve our users. 58 Town (58本地版) app was launched in April 2018. During 2019, we focused more on growing the app. Over 15 millions of users accessed 58 Town app in 2019, which was 2,885% up from 2018.

58 Town has experienced rapid growth since its launch in the summer of 2017. As of March 31, 2020, 58 Town covered approximately 13,000 out of a total of approximately 40,000 towns in China. Even though monetization is not a near-term focus in 2019, we believe this is the initial stage of a very valuable user network with plausible revenue models.

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

Incubated New Businesses (Deconsolidated Businesses)

58 Home is a platform that enables users to search and purchase various home services, including domestic services, freight delivery services and platform services. Consumer users can select individual service providers online without going through middleman agency companies. For its core service categories, in addition to its online platform, 58 Home engages various offline operations, such as finding and certifying individual service providers and providing them with a mobile app tailor made for them to receive order and connect with consumer users. 58 Home also operates a training program for services providers in an effort to raise the quality of their services and provide certification for their skills. 58 Home has customer service call center teams that collect customer feedback to enhance its customers’ operations. 58 Home also partners with other third-party vertically-dedicated service companies in order to widen its content categories. Currently, there are over 400 cities and counties in China where most of 58 Home’s online services are available.

On November 27, 2015, 58 Home conducted its Series A preferred shares equity financing, which was intended to reduce the pressure on our cash flows and profitability, enable us to better focus on our core classifieds business, and further fuel the growth and test the new business model of 58 Home with its more independent operation and support from new investors. As certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015. Since the spin-off, 58 Home has been operating independently.

As of December 31, 2019 and the date of this annual report, we held 68.8% of equity interests in 58 Home on an as-converted basis, including 87.9% of the total outstanding ordinary shares and 5.0% of the total outstanding preferred shares. See “–A. History and Development of the Company.”

Che Hao Duo (车好多), previously known as Guazi, is one of the leading innovative automotive retail groups in China. Its business mainly consists of Guazi (瓜子), an online C2C used car trading platform, which was launched in 2015 and Mao Dou (毛豆), an online new car trading platform, which was launched in 2017. These platforms provide consumers with a great selection of used and new car inventory and a hassle-free one-stop-shop experience with various post-sales maintenance services, financing and insurance solutions. They continue to optimize the efficiency of the overall automotive retail industry with strong big data capability, strong brand recognition, major online mobile apps and offline sales and technician teams.

We currently have a minority equity interests in Che Hao Duo, and we do not consolidate its financial results. Che Hao Duo has been accounted for using cost method since we divested it on December 31, 2015, and measurement alternative after we adopted ASU 2016-01 since January 1, 2018. Since the spin-off in December 2015, Che Hao Duo has been operating independently. See “–A. History and Development of the Company.” As of December 31, 2019, we held approximately 8% equity interests in Che Hao Duo on fully diluted basis.

Content Categories

We organize listings on our platforms by content categories in an intuitive and easy-to-use directory to facilitate browsing and viewing. Currently, the major content categories in terms of number of listings and user traffic on our platforms are the following:

●	Real estate. Real estate is sorted into subgroups of residential rental, secondary and primary property sales, office space, retail space and industrial real estate rental. 58 and Ganji platforms have mainly rental and secondary property sales listings, while our Anjuke platform has mainly secondary and primary property sales listings.

Listings are mostly uploaded by real estate agents, although consumers can upload their own homes for lease or sale as well. We have been continuously working on enriching the content and improving the quality of our listings. For instance, for residential properties, a listing not only covers the home itself, but also increasingly covers floor plan and description of the neighborhood community. The format of the listing includes text, picture and increasingly video, virtual 3-D depiction or bird’s-eye view of the property and neighborhood. We also provide useful tools such as maps, property pricing index, mortgage calculators, housing policy interpretations and industry news to further assist consumers’ decision-making. Besides, we also provide insurance coverage for both consumers and real estate agents. In 2019, we upgraded the process of displaying the housing resources on our platforms to improve the listing efficiency and developed new product features to allow real estate agents to share the listings among their private WeChat social network to effectively grow their businesses. We provided instant communication service which covers nearly all the listings on our platform and supports various types of contents such as text, pictures, voice, video and live streaming to further enhance user experience. Big data and AI have been applied to match houses and customers more accurately. Furthermore, we introduced the feature of virtual reality (VR) and have been continuously improving the coverage of VR-enabled listings, which enables remote house viewing and online decoration design display.

In primary property, our key products in 2019 were a series of products called “Yunjuke 3.0”, aiming at solving the marketing needs of different customers in various sales stages. Relying primarily on its mobile app, Yunjuke 3.0 help reduce marketing costs, improve service efficiency and conversion rate and enable diversified intelligent service marketing through Anjuke’s big data technology and smart matching system. At the beginning of 2020, the “VR Real-time on the Same Screen” function debuted, which enables real-time online interaction between real estate consultants and home seekers in different physical locations while sharing the same house viewing experience online. Through this function, the efficiency of consumer users’ home searching process as well as that of real estate consultants’ customers acquisition have both increased.

In June 2018, we acquired a minority stake in 5I5J, a major secondary and rental brokerage company in China, whose business is complementary to our real estate content category. In 2019, we jointly established Ai Fang, with a publicly traded company and a private company in China to engage in the promotion and sale of primary property sales for real estate developers, which could generate synergistic effects with our existing real estate business. Ai Fang connects real estate agents and property developers and provides them with the resources for business cooperation, including but not limited to housing resources, customer resources and transaction information, which makes primary property sales more efficient and helps real estate agents expand their businesses, as well as generates synergistic effects with our existing real estate business.

●	Jobs. Jobs currently covers a wide range of job categories, such as sales, customer service, manufacturing, human resources and administrative, homecare, cleaning, security, logistics. Employers on our platforms come from diverse industries, such as dining, recreation and entertainment, internet, retail and e-commerce, healthcare, education, finance and insurance, real estate, renovation and construction. We also have recruitment agencies, which represents a minority of all listings under the jobs category. Our 58 and Ganji platforms have largely mid-to-lower-level income job listings and resumes. ChinaHR, on the other hand, focuses on white-collar jobs from larger and more reputable companies. Job applicants can prepare a resume online, browse open positions and apply for jobs online. They can also join an online community to share job search experience and access career advices or industry news. Employers can upload job listings, purchase resumes and use our background check and assessment services. Job applicants and employers can communicate in various ways on our platforms through various consumer and business facing mobile apps.

●	Automotive. Automotive includes listings of used and new cars, car leasing services, driving school services, automotive repairs and maintenance services, and other car-related services. Our platforms primarily focus on listing of used cars. Listings are uploaded by either used car dealers or individual consumers. In 2019, we improved our dealer credit system. By collecting consumers’ real-time feedback by calls, messages, and visits on the used car dealers, we developed a performance-based credit-rating system, which affects exposure opportunities and pricing scheme of the dealer’s listings. With the adoption of this new system, the quality of the dealers’ service was significantly improved. Our platform also provides insurance coverage for consumers, regarding online listing information and offline transaction, to ensure a trusted trading environment. For selected vehicles, we also provide vehicle valuation and inspection services, quality guaranty and extended warranty solutions as well as financial services, mostly through qualified third-party partners, in an effort to better facilitate the used car transaction. Consumer users and business users can communicate on our platform through various tools, including phone calls, instant messages, and video chats. Besides, we provide advertising services for automakers to help them with brand and sales promotions. Furthermore, by acquiring certain assets of a used car auction business, we expand the business of our platform from used car listing to used car transactions. On top of internet traffic services, this new practice provides our customers used car sourcing services, which enhanced our platform’s capability of binding with our existing clients and growing our customer base.
●	Used goods. Used goods covers a wide range of used consumer products such as computers and peripherals, mobile phones, digital cameras, furniture, household appliances and goods, books, artwork, sporting goods and musical instruments. On 58 and Ganji platforms, listings are uploaded by either professional used goods resellers or individual consumers. On Zhuan Zhuan, listings are largely uploaded by individual consumers. Consumers can browse and communicate with businesses or other consumers on 58 and Ganji. In addition, consumers can directly transact on Zhuan Zhuan.
●Yellow pages local services. This category covers a variety of services such as homecare, enterprise services, renovation, education and training, vehicle rental, franchise licensing services, wedding and filming, and travel. On 58 and Ganji platforms, consumer users can search and browse local services information. Listings are primarily uploaded by business users and communicate with business users or other consumer users. We engage more user reviews and developing more information tags on businesses and their service offerings to further facilitate decision-making. For certain categories, we also launched enhanced services named “Premium Home Services” (到家精选), which focuses on partnering with high quality service providers to further standardize their service quality and integrate service protection plans while establishing closed-loop transactions through our platform. Premium Home Services allow consumers to directly purchase services from us at fixed prices and receive services from our certified service providers.

Content Monitoring and Quality

We are committed to offering authentic and high-quality information across our platforms and complying with applicable laws and regulations. We believe information quality is critical to superior user experience. However, we are subject to spam, poor quality information and fraudulent activities as many other large internet companies are.

We have adopted a multiple-level detective, protective and preventive system to manage our content and safeguard information quality.

●	Information screening, removal and user feedback collection and follow-up processes. We utilize proprietary technologies such as text or picture-based content screening analysis technologies together with manual screening conducted by teams of several hundred people to ensure content that contains certain inappropriate keywords cannot be successfully posted, viewed or and that they will be taken down once identified on our online platforms. We have a comprehensive set of policies regarding content management and we regularly and rigorously update and implement these policies to safeguard interest of our users. In addition to the actions taken with respect to the content, we also have a set of rules and processes to trace back to the users who post the respective information. The user accounts that violate these rules will be temporarily suspended or permanently terminated based on the severity of the violation. If it is a paying business user introduced by our sales and customer services teams, we also hold our teams accountable for the violations and have and implement internal disciplinary policies accordingly. We encourage users to report information quality issues or fraudulent activities and provide multiple entrances to facilitate the issue reporting process. We are able to respond within 24 hours upon receiving of an issue report and provide specific solutions resolving differentiated complaints. We have also established effective working relationship with relevant government agencies who also receive consumer feedback and complaints about services found on 58 platforms. We have increased our internal resources to process, validate and follow up on these reports and claims. We encourage business users to make a deposit for information quality in exchange of more traffic support. In the event of violation, the deposit will be deducted and paid to the users who report the violation. In other cases, where the business users or the platforms have paid for premiums to ensure information quality, the insurance company will compensate the users. We may compensate or reward the users even if it is not legally required.
●	Lister account management and control. Many information quality issues arise from insufficient verification and control over the listers’ account set-up and management. We have been raising the bars on authorization of individuals and businesses, and increasing the authorization requirement and verification procedure during the account opening process. For instance, in our rental home category in most major cities in China, to claim to be the owner of the property, the lister needs to either upload the property ownership certificate or put down an information quality guarantee deposit. We work with increasing number of third parties and used more advanced technologies such as facial recognition to validate the account owner. We have completed the identity validation for substantial all of our active listers that are subject to relevant property owner identity validation requirements. Users who have their personal identification linked with the lister account typically is a lot less likely to upload low quality listings.
●	Ongoing online monitoring powered by big data and technology. We used our proprietary systems and technology to analyze information, track user traffic and detect irregular user behaviors, spams or potential fraud. Our big data capability allows us to analyze a huge amount of data per second in real time, and analyze multiple forms of data including text, photo, video and voice. We are also building large databases on our content categories such as real estate and automotive to further regulate the posting and detect irregular information uploads. We are becoming more experienced at detecting fraudulent individuals and offenders and developing more comprehensive blacklists and whitelists. Features such as VR, livestreaming and instant message can also increase user engagement and improve fraud prevention. For example, leveraging on 58 Blog, hiring and interviews can be conducted by business users through livestreaming, the process of resume submission and communication between job seekers and employer have been speeded up, and the information quality has been improved.

●	Onsite due diligence and external partnerships. We have increased and will further increase investment in onsite due diligence, including examining the availability and conditions of the listed real estate properties and used cars, validating the due authorization and hiring needs from employers and recruitment agencies, which helps to safeguard the platform information quality. We also partner with other internet companies and other interested organizations to share experience and information. We work closely with law enforcement authorities to assist in their investigations against fraud. With insights drawn from our data analytics, we help law enforcement authorities to identify suspicious groups and individuals who may commit fraud or infringe on consumer rights.
●	Product and process innovation. More assessment and verification processes have been implemented for both business users and consumer users. For example, under the jobs content category, we have established an evaluation system to rate recruiters' job postings. We strictly select certain high quality positions through multiple assessments, tag these positions as more trusted job postings as “Fang Xin Tou” (放心投) and recommend to job seekers. We have also established a credit system for some selected subcategories in local services yellow pages where users could comment on services provided to them. Such systems differentiate business paying users and therefore motivate higher quality services. Other process innovation such as intelligent price comparison, database and data mining analysis for online user recommendations could also help to improve user engagement and information quality on our various platforms.
●	Increased exposure to high-quality information. In addition to detecting and removing misinformation and guarding against fraudulent activities, the other aspect of our effort to improve overall information quality is to identify high quality information and ensure they get more exposures through our traffic allocation mechanism. Increasing adoption of video and VR into listings across most of our business categories makes information posted more genuine and attracts more click-through. We highlight certain listings with a special tag as “premium listing”, which will typically draw more user attention. For instance, tags of “An Xuan” (安选) in real estate category, “An Xin Che” (安心车) in used auto category and “Premium Home Services” (到家精选) in yellow pages local services, indicate that those listings have met with higher quality standards. We believe these enhanced services will boost consumer recognition and trust. Over time, these higher standards are becoming industry standards and real estate agent communities, used auto dealers and local services providers are changing their decade-long practice to meet these standards so that they can enjoy more traffic benefits from our platform and a more loyal customer base. We believe that these measures, combined with other content monitoring efforts, is improving the overall information quality on our platforms.

Technology

Technology is the key to our success. We have been making continuous investment in technology to enable superior user experience, increase the ease and effectiveness of business users in using our platforms and optimize our operational efficiency. As of December 31, 2019, we had a team of approximately 3,900 highly skilled product development personnel and engineers with expertise in a broad range of technical areas. We will continue to develop technology to support our business innovations and growth.

Our technology capability primarily lies in the areas of real-time search, anti-fraud protection and information quality assurance, big data, AI, cloud, VR and online marketing.

Cloud Platform

We have developed a cloud platform, which is primarily for internal use currently. Cloud-based web application enhances the performance and reliability of our services significantly. Our cloud platform also simplifies and standardizes our internal communications and improves synchronization of our system testing process. It provides a more secured platform for data applications while at the same time offering more flexible and intelligent deployment and allocation of our IT resource to meet our evolving business needs. As a result, we are able to increase our overall research and development efficiency while reducing cost.

Big Data

We have developed our in-house big data infrastructure to meet the increasing need for large scale and real time data analysis to enhance our operation as well as user experience. Our massive amount of data is stored on a distributed computing and storage network. Our system has the capacity to process million level requests per second. Our big data infrastructure is both scalable and reliable, providing strong support for the operations of all business units.

We also developed an online data warehouse and analytics platform to integrate data from multiple systems, which enables data search, business intelligence, multi-dimension and real time data monitoring and analysis. Our proprietary user behavior analytics platform for business users allows them to perform customized analysis of user profile, demographics and conversion and enables an increasingly personalized user experience on our platforms.

Real-time Search

To accomplish the timely display of information, we have developed a proprietary search engine with high levels of performance, reliability and scalability.

●	High performance levels. We have implemented an advanced search indexing system through which all new data are stored immediately after they are posted.
●	Highly reliable. We have developed a load balancing mechanism in the search engine to ensure that our overall searching system will be unaffected by server failure.
●	Highly scalable. Our search system is implemented on a distributed and clustered infrastructure which enables the storage and processing of large datasets and facilitates deployment of resources on a larger scale.
●	Highly personal. Leveraging on our proprietary semantic processing, big data and AI technology, our search system analyzes user intent and provides personalized browsing and search results.

Artificial Intelligence (AI)

We used our proprietary technology to develop our AI platform for business units to conduct deep learning and machine learning tasks. We developed AI-based customer services systems which utilize voice recognition, natural language processing and machine learning technology to reduce human intervention in our customer service process. Currently, a majority of user inquiries submitted to our online platforms are handled by AI-based customer service systems. AI is also utilized in our sales teams’ efficiency projects, such as sales leads analysis, online ordering, payment process optimization, as well as in our AI-based outbound customer call center operations, such as quality control and best practices sharing. We also deployed AI-based chatbots in helping our business users to respond to their customer inquiries. It is also very instrumental in real time search and personalized recommendation and advertising to improve both user experience and effectiveness of monetization of our platforms.

Online Marketing Platform

We have millions of business users trying to market to hundreds of millions of consumer users on our platforms. To connect users and customers more efficiently, we have integrated several kinds of advertising systems into one marketing platform with a high level of intelligence, functionality, flexibility and scalability.

●	Highly intelligent. A series of AI services have been developed for customers to target their audiences effectively. The platform provides customers with tools such as smart pricing, budget pacing and anti-spam to increase returns on their marketing investment.
●	Highly functional. There are sufficient options to meet different customer demands with uniform UI. Many value-added services have also been implemented to assist customers to design smart advertising campaign, such as creative builder, and landing page builder.

●	Highly flexible. The marketing platform contains a set of reusable modules with open API and configuration. Thus, business units can use it to design personalized monetization mechanism. It supports developer collaboration on monetization products experiment.
●	Highly scalable. The platform supports scalable distribution of user traffic and customer budget based on unified management tools. It provides various options to connect with external sites or apps, such as online advertising union network on tools such as real time bidding (RTB). This helps our customers to expand the reach of their marketing efforts and increase the ROI of their marketing investment.

VR

We have developed our proprietary VR technology especially in use cases related to our housing categories. Largely based on automatic modeling technology, it helps significantly in saving time and cost of our agent customers in creating a VR based listing. We also developed relevant technologies to enable VR roaming, multi-user interactive VR, WeChat mini-program based VR, one-click home renovation VR, VR live-streaming and others, and significantly expanded the use cases of the application of VR technology.

Anti-fraud Protection and Information Quality Assurance

●	Content analysis technology. For anti-fraud purposes, our system screens each listing before it can be displayed, as well as subsequent changes made to existing content and ongoing interactions on our online platforms. We apply various technologies such as multi-angle cross validation, information retrieval and machine learning technologies. Our system is designed to sweep the data being transmitted on our platforms on a real-time basis for sensitive keywords, questionable content and unusual level of activities. We have largely achieved auto screening and risk detection processes, complemented by human intervention where necessary. We continue to enlarge our database regarding text or graphic based keywords and collaborate with peer companies in increasing our anti-fraud detection capabilities jointly.
●	User identity and behavior analysis technology. We have developed proprietary solutions with respect to user identify validation, leveraging on facial, finger-print recognition, smart device and sensor recognition technologies. Equipped with data mining technology to track and analyze a wide range of user information, our system can detect and flag potential irregularities and initiate relevant procedures promptly to identify and fix any potential problems in a timely manner.
●	Manual review and feedback adopting system. We adopt a manual review process to screen information flagged by our system that requires a more detailed follow-up. We have built a mechanism through which our system can “learn” from the results if a listing is checked and validated to be accurate through our manual review process, by incorporating the manual review results in our system database. Thus, we are able to continue to update our system and enhance the system’s screening capability and efficiency.

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

As of December 31, 2019, our direct field sales teams and sales support teams consisted of approximately 13,561 employees and they cover 70 cities in mainland China. The cities covered by direct field sales teams vary by content category managed by different business units.

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

Since the mergers and acquisitions of Ganji, Anjuke and ChinaHR platforms in 2015, we have made significant progress in the integration of the direct field sales and dealer networks that each company had prior to the mergers. Though the pace and progress vary slightly among different content categories managed by separate business units, as of the date of this annual report, in most content categories and geographies, we no longer have dedicated teams that only sell Ganji services.  Customers who purchase 58 subscription-based membership services can select to synchronize listing to Ganji platform. In addition, in real estate, there are still largely separate sales teams for 58 and Anjuke brands because they are relatively complementary platforms with different focus areas in primary, secondary real estate sales or rental homes. In 2019, with the launch of Quan Wang Tong (全网通), the enhanced version of membership for secondary real estate category which allows the paying business users to display their listings simultaneously on 58, Anjuke and Ganji platforms, the sales teams for secondary real estate sales or rental homes in 58 and Anjuke are being integrated into one. ChinaHR teams have been largely merged with the 58 teams in the job categories with few exceptions where dedicated ChinaHR teams continue to develop and serve larger scale white collar customers in a handful of cities.

Prior to being acquired, Ganji had direct sales teams only in top 4 cities and used sales agencies to cover other cities, while Anjuke had direct sales in less than 20 cities and no sales agencies. We have expanded the direct sales teams’ coverage after consolidating their businesses.

As of December 31, 2019, we had direct sales team coverage for real estate, jobs, yellow pages and used car categories in 59, 35, 27, 40 cities, respectively. Outside those major cities, we continue to work with sales agencies to grow our paying members in lower-tier cities.

We have been actively pushing our sales and dealer teams to further penetrate into more lower-tier cities and counties and dedicate more resources to pursue faster revenue growth in those places. The revenue generated outside of the biggest 19 cities as a percentage to total revenues of our core businesses was 39.6%, 44.7% and 53.8% for 2017, 2018 and 2019, respectively, demonstrating our success in pursuing growth in lower-tier cities. We believe there is still room for us to further push for higher growth in lower-tier cities and counties.

Customer Service

We have dedicated and centralized customer service team in Tianjin, China, which are engaged in providing services to general users and subscription-based paying members and generating new members. Our customer service team consisted of 1,443 people as of December 31, 2019.

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

Efficiency improvement of sales and customer services teams

As the expenses related to our sales and customer services teams still contribute to a significant portion of our operating expenses, we continually work to increase the efficiency of such teams, mainly in the following three areas:

●	Technology and AI. We have largely replaced paper contracts and cash payments with electronic contract and payment methods. In addition, we have been improving our IT infrastructure to support our sales and service teams. With more profiling information about a lead or an existing customer, our sales and customer service teams are becoming more targeted and effective in addressing customers’ needs. The improved IT infrastructure also enhances management clarity, granularity and timeliness of intervention.
●	Self-service. We have been developing interfaces for business users to purchase marketing services and manage their listings and marketing activities online through tailor-made category-specific business facing mobile apps such as Zhao Cai Mao (招才猫), Mobile Real Estate Agent (移动经纪人), Wei Liao Ke (微聊客),Shang Jia Tong (商家通), Che Shang Tong (车商通). “Self-service” has helped and will continue to enable us to remove manual handholding efforts by our sales and customer service teams, which results in further efficiency increase of our teams.
●	Management rigor. We have continuously rolled out training particularly for the mid-level management teams to improve the overall efficiency.

These measures help to further improve the efficiency of our sales team. As of December 31, 2019, our field sales and customer service headcount decreased by 8.9% compared to December 31, 2018, while our revenues grew by 18.6% from 2018 to 2019. We believe that we can further improve efficiency of our sales and customer service teams. Considering the prospect of further technology advances and trend that Chinese customers will get more sophisticated with internet, our customers is likely to engage with our platform more on self-serve basis instead of relying on field sales and customer services teams in future, we believe there is still a lot of room for us to improve our efficiencies in the years to come.

Advertising, Branding and Marketing

China has a massive number of internet users including those on mobile internet. Our mobile apps were accessed by more than 580 million user IDs in 2019. With the broad range of services on our platforms, we believe there is still room to continue to attract new users to our platform. Other than continuing enhancing user experience, which drives word-of-mouth and repeat usage, it is also critical to continue to promote our brand and attract more users through various forms of online and offline advertising activities.

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

Intellectual Property

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. We hold 91 patents and have applied for the registration of 878 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2020, we had registered 366 computer software copyrights and 140 artwork copyrights in China, and had registered 43 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 2,173 trademarks, including , and , in China, excluding those relating to 58 Home.

Competition

Our main competitors in the online marketing space include other online classifieds marketplace as well as industry-or content-specific vertical companies that operate online, offline, or hybrid models that are in the same core content categories with us. We may also face competition from other larger internet companies, who may enter into one or multiple specific vertical markets. We compete primarily with our user traffic, brand awareness, ability to engage consumer users with good content and tools to facilitate their decision making for various local services needs, and ability to improve marketing effectiveness and provide other related services.

Regulation

This section sets forth a summary of the significant regulations or requirements that affect our business activities in China or our shareholders’ rights to receive dividends and other distributions from us.

Regulations on Foreign Investment

On January 1, 2020, the Foreign Investment Law and the Regulations for Implementation of the Foreign Investment Law, or the Implementation Regulations, came into effect and became the principal laws and regulations governing foreign investment in the PRC, replacing the trio of prior laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law, together with their implementation rules and ancillary regulations.

According to the Foreign Investment Law, “foreign investment” refers to the investment activities conducted directly or indirectly by foreign individuals, enterprises or other entities in the PRC, including the following circumstances: (i) the establishment of foreign-invested enterprises in the PRC by foreign investors solely or jointly with other investors, (ii) a foreign investors’ acquisition of shares, equity interests, property portions or other similar rights and interests of enterprises in the PRC, (iii) investment in new projects in the PRC by foreign investors solely or jointly with other investors, and (iv) investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. Pursuant to the Foreign Investment Law, China has adopted a system of national treatment which includes a negative list with respect to foreign investment administration. The negative list will be issued by, amended or released upon approval by the State Council, from time to time. The negative list will consist of a list of industries in which foreign investments are prohibited and a list of industries in which foreign investments are restricted. Foreign investment in prohibited industries is not allowed, while foreign investment in restricted industries must satisfy certain conditions stipulated in the negative list. Foreign investments and domestic investments in industries outside the scope of the prohibited industries and restricted industries stipulated in the negative list will be treated equally. The most recent version of the negative list was issued in 2019.

Foreign Investment Law and the Implementation Regulations allow foreign-invested enterprises established prior to January 1, 2020 and having corporate structure and governance inconsistent with the PRC Company Law or the PRC Partnership Enterprise Law, as applicable, to maintain their corporate structure and governance within a five-year transition period, but require adjustment for compliance with the PRC Company Law or the PRC Partnership Enterprise Law, as applicable, shall be completed prior to the expiration of such transition period.

Foreign investors and foreign investment enterprise are also required to submit information reporting in accordance with the Foreign Investment Law and the Implementation Regulations and will be imposed legal liabilities for failure to comply with such requirements.

Regulations on Value-Added Telecommunication Services

The PRC government extensively regulates the telecommunications industry, including the internet sector. The PRC State Council, the Cyberspace Administration of China, the MIIT, the Ministry of Commerce, the State Administration for Industry and Commerce (currently known as State Administration for Market Regulation), the SAPPRFT (currently known as National Radio and Television Administration, or the NRTA) and other relevant government authorities have promulgated an extensive regulatory scheme governing telecommunications, internet-related services and e-commerce. However, the PRC telecommunications industry and internet-related industry are at an early stage of development. New laws and regulations may be adopted from time to time that will require us to obtain additional licenses and permits in addition to those that we currently have, and will require us to address new issues that arise from time to time. As a result, substantial uncertainties exist regarding the interpretation and implementation of current and any future Chinese laws and regulations applicable to the telecommunications, internet-related services and e-commerce. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”

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

As a subsector of the telecommunications industry, the internet information services are also regulated by the Administrative Measures on Internet Information Services, promulgated by the PRC State Council in September 2000 and amended subsequently, in accordance with which commercial internet information services operators must obtain an internet content provision license, or ICP License, from the relevant government authorities before engaging in any commercial internet information services operations within China. Beijing 58, our consolidated affiliated entity, obtained an ICP License issued by Beijing Administration of Telecommunication in May 2006, which was renewed in May 2011 and again in May 2016, and will expire in April 2021.

Foreign Investment in Value-Added Telecommunications Services

Pursuant to the Provisions on Administration of Foreign-Invested Telecommunications Enterprises, promulgated by the State Council with the latest amendments becoming effective in February 2016, the ultimate foreign equity ownership in a value-added telecommunications services provider, including an internet content service provider, may not exceed 50%, except for e-commerce business, domestic multi-party communication business, information storage and re-transmission business and call center business,  in which foreign investors are allowed to have more than 50% ownership in accordance with an announcement by the MIIT in June 2015, and the Special Administrative Measures (Negative List) for Foreign Investment Access issued in 2019. Moreover, for a foreign investor to acquire any equity interests in a value-added telecommunication business in China, it must satisfy a number of stringent performance and operational experience requirements, including demonstrating good track records and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements must obtain approvals from the MIIT and the Ministry of Commerce or its authorized local counterparts, which retain considerable discretion in granting approvals. Pursuant to publicly available information, the PRC government has issued telecommunications business operating licenses to only a limited number of foreign-invested companies.

The MIIT Circular issued in July 2006, reiterated the regulations on foreign investment in telecommunications businesses, which require foreign investors to set up foreign-invested enterprises and obtain a Value-Added Telecommunication Business License to conduct any value-added telecommunications business in China. Pursuant to the circular, a domestic company that holds a value-added telecommunication business license is prohibited from leasing, transferring or selling the license to foreign investors in any form, and from providing any assistance, including providing resources, sites or facilities, to foreign investors that conduct value-added telecommunications business illegally in China. Furthermore, the relevant trademarks and domain names that are used in the value-added telecommunications business must be owned by the local value-added telecommunication business license holder or its shareholders. The MIIT Circular further requires each ICP license holder to have the necessary facilities for its approved business operations and to maintain such facilities in the regions covered by its license. In addition, all value-added telecommunications service providers are required to maintain network and information security in accordance with the standards set forth under relevant PRC regulations.

In light of the aforesaid restrictions, we rely on Beijing 58, our consolidated affiliated entity, to hold and maintain the licenses necessary to provide online marketing services and other value-added telecommunications services in China. For a detailed discussion of our contractual arrangement, please refer to “— C. Organizational Structure.” To comply with these PRC regulations, we operate our platforms and value-added telecommunications services through Beijing 58. We and certain of our consolidated variable interest entities hold Value-Added Telecommunication Business Licenses, ICP licenses and own all domain names used in our value-added telecommunications businesses. We and our consolidated variable interest entities are also the owner of all registered trademarks which are used in our value-added telecommunications businesses and is the applicant of all registered trademark applications we are currently making.

Regulations on Advertising Services

In accordance with relevant laws and regulations, companies that engage in advertising activities must obtain a business license from the SAMR or its local branches which specifically include operating an advertising business within its business scope. Advertisers, advertising operators and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute are true and in full compliance with applicable laws and regulations. In addition, where a special government review is required for certain categories of advertisements before publishing, the advertisers, advertising operators and advertising distributors are obligated to confirm that such review has been performed and the relevant approval has been obtained. Where internet information service providers know or should know that illegal advertisements are distributed using their services, they should prevent such advertisements from being distributed.

The Interim Administrative Measures for Internet Advertisements, or the Interim Measures, promulgated in July 2016, also sets forth certain compliance requirements for online advertising businesses. For example, paid search results must be indicated as an advertisement and distinguished from natural search results. Advertising operators and distributors of internet advertisement must examine, verify and record identity information, such as name, address and contact information, of advertisers, and maintain an updated verification record on a regular basis. Moreover, advertising operators and advertising distributors must examine supporting documentation provided by advertisers and verify the content of the advertisements against supporting documents before publishing. If the content of advertisements is inconsistent with the supporting documentation, or the supporting documentation is incomplete, advertising operators and distributors must refrain from providing design, production, agency or publishing services.

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

Regulations on Mobile Internet Applications

In August 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions. Pursuant to the Mobile Application Administrative Provisions, mobile internet applications refer to application software that run on smart mobile devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet application providers refer to the owners or operators of mobile internet applications.

Pursuant to the Mobile Application Administrative Provisions, a mobile internet application provider must verify a user’s mobile phone number and other identity information following the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet application provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s smart mobile device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user’s consent to such functions and application programs. If an application provider violates the regulations, the internet application store service provider must take measures to stop the violations, including warning, suspending the release, withdrawing the application from the platform, keeping a record and reporting the incident to the relevant governmental authorities.

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

In December 2005, the Ministry of Public Security promulgated Provisions on Technological Measures for Internet Security Protection. These measures and the Administrative Measures on Internet Information Services require all ICP operators to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of listings by users) for at least 60 days and submit the above information as required by laws and regulations. The ICP operators must regularly update information security and censorship systems for their platforms with local public security authorities, and must also report any public dissemination of prohibited content. If an ICP operator violates these measures, the PRC government may revoke its ICP license and shut down its websites. Pursuant to the Decision on Strengthening Network Information Protection issued by the Standing Committee of the PRC National People’s Congress in December 2012, ICP operators must request identity information from users when ICP operators provide information publication services to the users. If ICP operators come across prohibited information, they must immediately cease the transmission of such information, delete the information, keep relevant records, and report to relevant government authorities. In July 2013, the MIIT promulgated the Regulation on Protection of Personal Information of Telecommunication and Internet Users to provide for more detailed rules in this respect. In November 2016, the Standing Committee of the National People’s Congress promulgated the Cyber Security Law, which became effective on June 1, 2017. In accordance with the Cyber Security Law, network operators must comply with applicable laws and regulations and fulfill their obligations to safeguard network security in conducting business and providing services. Network service providers must take technical and other necessary measures as required by laws, regulations and mandatory requirements to safeguard the operation of networks, respond to network security effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data. On October 21, 2019, the Supreme People's Court and the Supreme People's Procuratorate of the PRC jointly issued the Interpretations on Certain Issues Regarding the Applicable of Law in the Handling of Criminal Case Involving Illegal Use of Information Networks and Assisting Committing Internet Crimes, which came into effect on November 1, 2019, and further clarifies the meaning of Internet service provider and the severe situations of the relevant crimes.

In addition, the State Secrecy Bureau has issued provisions authorizing the blocking of access to any website it deems to be leaking state secrets or failing to comply with the relevant legislation regarding the protection of state secrets.

The Standing Committee of the National People’s Congress promulgated Anti-Terrorism Law in December 2015, which took effect on January 1, 2016 and was amended on April 27, 2018. According to the Anti-Terrorism Law, telecommunication service operators or internet service providers must, among others, (i) provide technical support and assistance to the relevant government authorities in preventing and investigating terrorist activities, (ii) implement network security and information monitoring systems and take safety and prevention measures to prevent the dissemination of terrorism information, delete the terrorism information, immediately stop its dissemination, and keep record and report to the relevant government authorities once the terrorism information is discovered, and (iii) examine the identity of customers before providing services. Any violation of the Anti-Terrorism Law may result in severe penalties, including substantial fines.

In addition, in November 2018, the Cyberspace Administration of China issued the Provisions on the Security Assessment of Internet Information Services with Attribute of Public Opinions or Social Mobilization, which requires ICP operators to conduct security assessments on their internet information services if their services include forums, blogs, microblogs, chat rooms, communication groups, public accounts, short videos, online live-streaming, information sharing, mini programs or such other functions that provide channels for the public to express opinions or have the capability of mobilizing the public to engage in specific activities. ICP operators must conduct self-assessment on, among others, the legality of new technology involved in the services and the effectiveness of security risk prevention measures, and file the assessment report to local competent internet information office and public security authority. At the end of 2019, the Cyberspace Administration of China issued the Provisions on the Management of Network Information Content Ecology, or the CAC Order No.5, which became effective on March 1, 2020, to further strengthen the regulation and management of network information content.  Pursuant to the CAC Order No.5, each network information content service platform is required, among others, (i) not to disseminate any information prohibited by laws and regulations, such as information jeopardizing national security; (ii) to strengthen the examination of advertisements published on such network information content service platform; (iii) to promulgate management rules and platform convention and improve user agreement, such that such network information content service platform could clarify users’ rights and obligations and perform management responsibilities required by laws, regulations, rules and convention; (iv) to establish convenient means for complaints and reports; and (v) to prepare annual work report regarding its management of network information content ecology. In addition, a network information content service platform must not, among others, (i) utilize new technologies such as deep-learning and virtual reality to engage in activities prohibited by laws and regulations; (ii) engage in online traffic fraud, malicious traffic rerouting and other activities related to fraudulent account, illegal transaction account or maneuver of users’ account; and (iii) infringe a third party’s legitimate rights or seek illegal interests by way of interfering with information display.

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

The relevant telecommunications authorities are further authorized to order ICP operators to rectify unauthorized disclosure. ICP operators are subject to legal liability, including warnings, fines, confiscation of illegal gains, revocation of licenses or filings, closing of the relevant websites, administrative punishment, criminal liabilities, or civil liabilities, if they violate relevant provisions on internet privacy. Pursuant to the Ninth Amendment to the Criminal Law issued by the Standing Committee of the National People’s Congress in August 2015 and becoming effective in November 2015, any ICP provider that fails to fulfill its obligations relating to internet information security administration under applicable law and refuses to rectify upon an order will be subject to criminal liability for (i) any dissemination of illegal information on a large scale, (ii) any severe effect due to the leakage of client information, (iii) any serious loss of evidence of criminal activities, or (iv) other severe situations, while any individual or entity that sells or provides personal information to others unlawfully, or steals or otherwise unlawfully obtains any personal information will be subject to criminal liability in severe situations. In addition, the Interpretations of the Supreme People’s Court and the Supreme People’s Procuratorate of the PRC on Several Issues Concerning the Application of Law in Handling Criminal Cases of Infringing Personal Information, issued in May 2017 and effective in June 2017, clarified certain standards for the conviction and sentencing of the criminals in relation to personal information infringement. The PRC government, however, has the power and authority to order ICP operators to turn over personal information if an internet user posts any prohibited content or engages in illegal activities on the internet.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cyber Security Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen protection of personal information. Furthermore, app operators should not force their users to grant authorization for their collection or use of personal information by means of bundling, suspending installation or in other default forms, nor should they collect personal information in violation of laws, regulations or user agreements. Such regulatory requirements are also emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the MIIT, the Ministry of Public Security and the SMAR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in respect of personal information protection, including “failure to publicize rules for collecting and using personal information”, “failure to expressly state the purpose, manner and scope of collecting and using personal information”, “collection and use of personal information without consent of users of such App”, “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity”, “provision of personal information to others without users’ consent”, “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting”.  Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting an user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting personal information of an user who explicitly refuses such collection, or frequently seeking for an user’s consent which disturbs such user’s normal use of the app; (iii) an user’s personal information actually collected by the app operator or the permission for collecting an user’s personal information actually activated by the app operator is beyond the scope of such user’s authorization; (iv) seeking for an user’s consent in a non-explicit manner such as consent to privacy policy by default; (v) changing status of an user’s settings for the permission for collectable personal information without such user’s consent; (vi) using users’ personal information and algorithms to push information that targets such users, without providing users with an option for non-targeted push; (vii) misleading users into permitting personal information collection or activation of the permission for personal information collection by improper methods such as fraud and deception; (viii) failing to provide users with means and methods for withdrawing their permission for personal information collection; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

On August 22, 2019, the Cyberspace Administration of China promulgated the Children Information Cyber Protection Provisions, which took effect on October 1, 2019, requiring that before collecting, using, transferring or disclosing the personal information of a child under the age of 14, the Internet service operator should inform the child’s guardians in a noticeable and clear manner and obtain their consents. Meanwhile, Internet service operators should take measures such as encryption to ensure information security when storing children’s personal information.

Regulations on Internet Mapping Services

Pursuant to the PRC regulations applicable to internet mapping services issued by the National Administration of Surveying, Mapping and Geo information (formerly known as the State Bureau of Surveying and Mapping), maps transmitted through internet are internet maps. To provide internet mapping services, the provider shall apply for a Surveying and Mapping Qualification Certificate for internet mapping with the competent surveying and mapping bureau. The PRC regulations also provide for certain conditions and requirements for issuing the Surveying and Mapping Qualification Certificate, such as the number of technical personnel and map security verification personnel, security facilities, and approval from relevant provincial or municipal surveying and mapping bureau on security system, qualification management and filing management. Internet maps must be approved by relevant government authority before they can be publicized on internet. Further, the State Bureau of Surveying and Mapping and other seven PRC government authorities jointly issued a notice in 2008, to investigate and punish the illegal and non-compliance activities with respect to the internet mapping services or geography information services. We currently provide location information in our real estate directory by using maps provided by a third-party internet map operator, which may be deemed as one type of internet mapping services. Our consolidated affiliated entity, Beijing 58, obtained a Surveying and Mapping Qualification Certificate for internet map search and location services in May 2012, which was renewed in January 2015 and will expire in December 2020. The application for the Surveying and Mapping Qualification Certificate made by Shanghai Ruijia, a subsidiary of Beijing 58 has been suspended due to the reorganization of the authority and no application can be received during the transition period.

Regulations on Employment Agency Services

In accordance with the Employment Promotion Law promulgated by the Ministry of Human Resources and Social Security and the Regulations on Employment Service and Employment Administration promulgated by the Ministry of Human Resources and Social Security, both with effect from January 1, 2008 and as amended, an employment agency, which provides intermediary and other services for recruitment by employers and job seeking by employees, must obtain an Employment Agency License from the relevant labor authority and be subject to annual inspection by such authority. An employment agency may engage in collecting and publishing job seeking and recruitment information and providing internet employment information services in accordance with relevant laws and regulations. An employment agency is prohibited from providing services for individuals without legal identity certifications or enterprises without legal licenses. Pursuant to the Human Resource Markets Regulations, latest amended on December 31, 2019, an entity providing human resource services in China must obtain a human resource services license from the local administration of human resources and social security at the county level or above. On May 2, 2018, the State Council promulgated the Provisional Regulations on Human Resource Markets, or Provisional Regulations, which came into effect on October 1, 2018. The Provisional Regulations stipulate different requirements based on the specific businesses engaged in by commercial human resource service organizations: those engaging in employment agency activities shall obtain the human resource services license; those engaging in the collection and dissemination of human resource supply and demand information, the employment and entrepreneurship guidance, human resource management consulting, human resource evaluation, human resource training, and those undertaking outsourcing contracts of human resource services only need to complete filing procedures. The Provisional Regulations have made substantial changes to the employment agency licensing system set up by the Human Resource Markets Regulations. Our jobs and resumes directory provides an online platform for job seekers and employers to post resumes and job opportunities. Our consolidated affiliated entity, Beijing 58, initially obtained an Employment Agency License in March 2012 and had it renewed in April 2016 and March 2019. The renewed Employment Agency License will expire in March 2024. Beijing 58 also completed the filing with the local administration of human resources and social security in March 2019 for engaging in collection and dissemination of human resource supply and demand information, human resource, evaluation and human resource training.

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

Regulations on Internet Information Search Service

In June 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Internet Information Search Services, or the Search Services Administrative Provisions, which took effect on August 1, 2016. Pursuant to the Search Services Administrative Provisions, internet information search service refers to the service whereby users can search for information that is collected from the internet and processed by computer technology. The Search Services Administrative Provisions require that an internet information search service provider must not publish any information or contents prohibited by law in the form of links, abstracts, snapshots, associative words, related search or recommendations or otherwise. If an internet information search service provider identifies any search results that contain any information, website or application that is prohibited by law, it must stop displaying the search results, and record and report it to the relevant governmental authority. In addition, an internet information search service provider is prohibited from seeking illegitimate interest by means of unauthorized disconnection of links, or provision of search results containing false information. If an internet information search service provider engages in paid search services, it must examine and verify the qualifications of its customers of the paid search services, specify the maximum percentage of search results as paid search results on a webpage, clearly distinguish paid search results from natural search results, and notably identify the paid search information item by item. We may be found as an internet information search service provider. We have adopted policies and have maintained procedures designed to ensure the compliance of our operation with these regulations. For example, we monitor the content in our search results and remove any questionable search listings.

Regulations on Software Products

The National Copyright Administration issued the Computer Software Copyright Registration Procedures in February 2002, which apply to software copyright registration, exclusive licensing contract registration and transfer contract registration. Although registration is not mandatory under PRC law, software copyright owners are encouraged to go through the registration process and registered software may receive better protection. As of March 31, 2020, we had registered 366 computer software copyrights in China, excluding those relating to 58 Home.

Regulations on Trademarks

Trademarks are protected by the PRC Trademark Law adopted in 1982 and subsequently amended as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council in 2002 and subsequently amended. The Trademark Office of National Intellectual Property Administration handles trademark registrations. Trademarks can be registered for a term of ten years and can be extended for another ten years if requested upon expiry of the first or any renewed ten-year term. The PRC Trademark Law has adopted a “first-to-file” principle with respect to trademark registration. Where a trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same type of or similar commodities or services, the application for such trademark registration may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such another party’s use. Trademark license agreements must be filed with the Trademark Office or its regional offices. As of March 31, 2020, we had registered 2,173 trademarks in China, excluding those relating to 58 Home.

Regulations on Patent

The PRC Patent Law provides for patentable inventions, utility models and designs, which must meet three conditions: novelty, inventiveness and practical applicability. The National Intellectual Property Administration is responsible for examining and approving patent applications. A patent is valid for a term of 20 years in the case of an invention and a term of ten years in the case of utility models and designs. As of March 31, 2020, we held 91 patents and had applied for the registration of 878 other patents, all of which are in the process of examination by the National Intellectual Property Administration.

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

In March 2015, SAFE promulgated SAFE Circular 19, which came into force replacing previous regulations limiting a foreign-invested company’s use of its RMB-settled registered capital. On June 9, 2016, SAFE promulgated SAFE Circular 16. Although SAFE Circular 19 and SAFE Circular 16 have lifted certain restrictions on the use by a foreign-invested enterprise of its Renminbi registered capital converted from foreign currencies and allow foreign invested enterprises to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, the restrictions will continue to apply as to foreign-invested enterprises’ use of the converted Renminbi for purposes beyond the business scope, for provision of inter-company Renminbi loans to non-associated enterprises. In addition, SAFE Circular 19 and SAFE Circular 16 are still unclear whether a foreign-invested enterprise whose business scope does not include equity investment or similar activities may use Renminbi converted from the foreign currency-denominated capital for equity investments in the PRC. On October 23, 2019, SAFE issued SAFE Circular 28, which expressly allows the foreign-invested enterprises without equity investment in their approved business scope to use their capital obtained from foreign exchange settlement to make domestic equity investment as long as the investments are real and in compliance with the foreign investment-related laws and regulations. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments. Violations of these circulars and rules will result in severe penalties, such as heavy fines. These circulars may significantly limit our ability to use Renminbi converted from net proceeds of our securities offerings to provide financial support to our consolidated variable interest entitles in China through our PRC subsidiaries.

The principal regulations governing distribution of dividends of foreign-invested enterprises include the PRC Company Law, the Foreign Investment Law and its implementation regulations, as amended from time to time. Under the current regulatory regime in the PRC, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. In addition, these companies may allocate a portion of their after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends.

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

SAT Circular 82, issued by the State Administration of Taxation in April 2009 and mostly recently amended in December 2017, provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore incorporated enterprise is located in China. Pursuant to SAT Circular 82, a PRC-controlled offshore incorporated enterprise has its “de facto management body” in China only if all of the following conditions are met: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in China; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in China; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in China; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in China. SAT Bulletin 45, which took effect from September 2011 and as amended, provides more guidance on the implementation of SAT Circular 82 and provides for procedures and administration details of determination on resident status and administration on post-determination matters. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth there may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises or PRC enterprise groups or by PRC or foreign individuals.

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

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a reduced 15% enterprise income tax rate subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” will enjoy a reduced 15% enterprise income tax rate after they go through tax reduction application formalities with relevant tax authorities. Beijing 58, Wanglin, Shanghai Ruiting, 58 Technology, and 58 Co., Ltd. and Shanghai Ruijia have all obtained the “high and new technology enterprise” certificate and maintained the “high and new technology enterprise” status and are eligible for a preferential tax rate of 15%, as long as they maintain the “high and new technology enterprise” status and have taxable income under the Enterprise Income Tax Law.

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax rate reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin obtained its software enterprise qualification in 2014 and was entitled to a two-year exemption from 2014 to 2015 and enjoyed a 12.5% preferential tax rate from 2016 to 2018. 58 Technology qualified as a software enterprise in 2014 and was granted a two-year exemption from 2015 to 2016 and enjoyed a 12.5% preferential tax rate from 2017 to 2019.

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

We have entered into employment agreements with all of our full-time employees. We have not fully contributed to the social insurance plan and the housing fund plan as required by applicable PRC regulations. As of December 31, 2019, with regards to the outstanding contributions to such plans, we made provisions of approximately RMB53.2 million. While we believe we have made adequate provision of such outstanding amounts of contributions to such plans in our audited financial statements, our failure to make sufficient payments to such plans does not fully comply with applicable PRC laws and regulations and we may be required to make up the contributions for such plans as well as to pay late fees and fines. See “Item 3. Key Information — D. Risk Factors — Risks Related to Doing Business in China — Our failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

C.           Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries and consolidated variable interest entities as of the date of this annual report:

Notes:

*	We have omitted from this diagram other consolidated entities of 58.com Inc. that, in the aggregate, would not constitute a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X as of December 31, 2019.

(1)	Jinbo Yao, Lianqing Zhang and Beijing Wanglintong hold 46.8%, 39.8% and 13.4% equity interests in Beijing 58, respectively. Among the shareholders of Beijing 58, Jinbo Yao is a beneficial owner of our Company and our founder, chairman of our board of directors and chief executive officer. Lianqing Zhang is not affiliated with us. Jinbo Yao is the sole director of and holds a 16.7% equity interests in Beijing Wanglintong, which is jointly owned by Jinbo Yao and our other employees and other individuals. Beijing Wanglintong, a PRC domestic company, does not have any business operations or assets other than its equity interest in Beijing 58 and another entity unrelated to Beijing 58. The registered business scope of Beijing Wanglintong includes technology promotional services, software development and computer technology training.
(2)	58 Daojia Inc., or 58 Home, is the holding company of the PRC entities that operate 58 Home business. On November 27, 2015, 58 Home completed a Series A equity funding round, with participation from Alibaba Group Holding Limited, KKR, and Ping An Group. Following the closing of the Series A financing of 58 Home, 58.com Inc. held 87.9% of the total outstanding ordinary shares, 3.3% of the total outstanding preferred shares and 61.7% of the total outstanding shares of 58 Home on an as-converted basis at the time. As certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, we have ceased consolidating the financial results of 58 Home in our consolidated financial statements in accordance with U.S. GAAP since November 27, 2015. As of the date of this annual report, we hold 68.8% of the total outstanding shares of 58 Home on an as-converted basis, including 87.9% of the total outstanding ordinary shares and 5% of the total outstanding preferred shares.
(3)	The other shareholders of Beijing 58 Auto Technology Co., Ltd. are third-party investors.
(4)	Magic Heart Inc. holds 63.5%, and Tencent Mobility Limited, certain members of our management, and certain other investors holds the remaining equity interests of Zhuan Spirit Holdings Limited, respectively, on an issued and outstanding basis. Certain investors of Zhuan Spirit Holdings Limited received warrants, which entitle them to certain rights as shareholders pursuant to the transaction agreements. Magic Heart Inc. is a wholly owned subsidiary of 58.com Inc. Tencent Mobility Limited is a subsidiary of Tencent.
(5)	Beijing Yunqi Hulian Investment Co., Ltd., Linzhi Lichuang Information Technology Co., Ltd., and Mr. Wei Huang each holds 74.1%, 24.7% and 1.2% equity interests of Beijing Zhuangzhuan, respectively. Beijing Yunqi Hulian Investment Co., Ltd. is a subsidiary of Beijing 58. Linzhi Lichuang Information Technology Co., Ltd. is an affiliate of Tencent. Mr. Wei Huang is the chief executive officer of Zhuan Zhuan.

Our Contractual Arrangements

Prior to 2012, we conducted substantially all of our business operations through Beijing 58. Since 2012, we have started to conduct our business operations that are not subject to PRC legal restrictions on foreign ownership through our wholly owned subsidiaries, Wanglin and 58 Technology. Currently, we primarily use Wanglin and 58 Technology, rather than Beijing 58, to provide services to our customers, and we have transferred a significant portion of our personnel, including substantially all of our administrative and product development personnel, from Beijing 58 to Wanglin and 58 Technology. As of December 31, 2019, a majority of our assets were held by Wanglin, 58 Technology and Shanghai Ruiting. Wanglin, 58 Technology and Shanghai Ruiting collectively generated a majority of our revenues in 2019 and we currently expect that they will continue to generate a majority of our revenues going forward. We further expect Beijing 58’s business to be limited primarily to services that are legally required to be conducted through a PRC domestic entity.

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

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical support and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the consultation and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third-party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising out of or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market price of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any event unless required by applicable laws. In 2019, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately RMB12.8 million.

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

Equity Interest Pledge Agreements. Under the equity interest pledge agreements between Wanglin, Beijing 58 and the shareholders of Beijing 58, as amended and restated, the shareholders pledged all of their equity interests in Beijing 58 to Wanglin to guarantee Beijing 58’s and Beijing 58’s shareholders’ performance of their obligations under the contractual arrangements including, but not limited to, the payments due to Wanglin for services provided. If Beijing 58 or any of Beijing 58’s shareholders breaches its contractual obligations under the contractual arrangements, Wanglin, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of whole or part of the pledged equity interests of Beijing 58 in accordance with legal procedures. Wanglin has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any event of default as provided in the contractual arrangements occurs, Wanglin, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Beijing 58 and its shareholders discharges all their obligations under the contractual arrangements. We registered these equity interest pledge agreements with the competent market supervision and administration bureaus in July 2013 and April 2020, respectively.

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

58 Home has through its PRC subsidiaries entered into contractual arrangements with several entities, or 58 Home VIEs, and their respective shareholders with terms substantially similar to those under the Beijing 58 Agreements, which we refer to as the 58 Home Agreements. Through the 58 Home Agreements, those PRC subsidiaries exercise control over the operations of 58 Home VIEs and receives substantially all their economic benefits and residual returns. As a result of the contractual arrangements, 58 Home consolidates the financial results of 58 Home VIEs in accordance with U.S. GAAP.

D.           Property, Plants and Equipment

Our principal headquarters offices are located on 44,915 square meters of our purchased office space at Building 105 and Building 101, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing, China, which were acquired in 2014 for RMB1.0 billion to accommodate our business expansion and increase in headcount. Building 105 and Building 101 were ready for occupancy in October 2015 and August 2016, respectively. We purchased a smaller office space located in Tianjin with 29,823 square meters in 2015 and it was ready for occupancy in 2016. We also lease an additional 36,833 square meters office spaces in other locations in Beijing and Tianjin, China, excluding the office spaces for 58 Home. We maintain leased offices in 57 additional cities in China totaling 113,512 square meters, excluding those for 58 Home. We lease our premises from unrelated third parties under non-cancelable operating lease agreements. The leases typically have terms of one to ten years.

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

Since January 2020 the outbreak of COVID-19 has widely spread and was quickly declared as a Public Health Emergency of International Concern and subsequently a pandemic by the World Health Organization. To control the spread of COVID-19, PRC government has implemented a series of strict measures, including travel restrictions, quarantines, and a temporary shutdown of businesses which resulted in a decrease in activity level among our paying business users. In particular, paying business users that require in-person meetings to conduct their business, including those in the secondary housing and rental real estate sector, used auto dealers, local service providers, and recruiters, have been adversely and materially affected by these interruptions and delayed business resumption. As our revenues are generated primarily from these paying business users, most of whom are small and medium-sized local businesses, the outbreak of COVID-19 and subsequent prevention and control measures have adversely affected our business operations and financial conditions in the first quarter of 2020. For instance, revenues for the first quarter of 2020 were estimated to decline significantly compared to the same period in 2019. We also scaled back certain expenses, particularly some discretionary advertising expenses to mitigate the adverse impact on our profit. During February 2020, a majority of our employees worked from home. As our customers, many of whom are migrant workers, took longer to resume normal businesses due to these quarantine measures, we also delayed hiring for our sales and customer services teams. The outbreak of COVID-19 also adversely affected the business operations of our investees, which will likely result in downward adjustments to our long-term investments, and if the impact of COVID-19 pandemic become other than temporary, impairment losses will be recognized for our long-term investments.

Since the end of February 2020, as the number of daily new cases of COVID-19 in China have been contained at a relatively low level, the quarantine measures have been gradually relaxed or lifted. Offline business activities have been recovering and our employees are going back to offices. As of the date of filing of this report, quarantine measures are being further relaxed or lifted, and the recovering of the economy is continuing.

Based on our observation of the COVID-19’s breakout and containment in China, we consider its impact to our operations acute but short-term in nature. The adverse impact was primarily resulted from draconian quarantine measures which were meant to be temporary. Our platform serves the very essential needs of people, such as looking for a job and a place for rent or sale. Since the gradual lifting of quarantine, we have seen expected recovery of these activities from both consumer and business traffic on our platforms along with the recovery of offline activities. We believe we have a strong balance sheet and a healthy underlying business. Therefore, we made little change to our business strategies and continued our investment, particularly in our research and development resources.

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

Our revenues increased from RMB10.1 billion in 2017 to RMB13.1 billion in 2018, and further to RMB15.6 billion in 2019. The increase was primarily driven by increases in paying business users and spending per paying business user, as well as increase in our traffic and improving effectiveness of our various services.

We had a net income of RMB1.4 billion in 2017, RMB2.1 billion in 2018 and RMB8.4 billion in 2019.

The outbreak of COVID-19 and subsequent prevention and control measures have adversely affected our business operations and financial conditions in the first quarter of 2020. See  “Item 3. Key Information — D. Risk Factors — Risks Related to Our Business — We face risks related to natural disasters, health epidemics, terrorist acts or acts of war, social unrest or other public safety concerns or hostile events, which could significantly disrupt our operations.”

How We Generate Revenues

We had approximately 6.4 million paying business users in 2019, an increase of 3.3% from 2018. We define paying business users as business users with unique identity information such as business licenses or personal identification information and who used our subscription-based membership services or purchased at least one type of online marketing services in a given period. One paying business user can open up several paying user accounts on one or multiple online platforms. The number does not include paying business users on Ganji as the Company stopped selling stand-alone Ganji subscription-based membership services in 2018 or earlier in all of its content categories. While many of our users browse and post information on our online platforms for free, we generate revenues from the following services mainly for business users.

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

Hong Kong

The operations in Hong Kong have incurred net accumulated operating losses for income tax purposes. Our subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first HK$2 million of profits earned by our subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, we are exempted from the Hong Kong income tax on our foreign-derived income. In addition, payments of dividends from our incorporations in Hong Kong to us are not subject to any Hong Kong withholding tax.

PRC

Pursuant to the Enterprise Income Tax Law, foreign-invested enterprises and domestic companies are subject to enterprise income tax at a uniform rate of 25%. In addition, “high and new technology enterprises” will enjoy a preferential enterprise income tax rate of 15%.

Beijing 58, our consolidated affiliated entity, qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law , is eligible for a preferential enterprise income tax rate of 15% for the period from 2009 to 2020, so long as it obtains approval from the relevant tax authority and if it is profitable during the period.

Wanglin, one of our PRC subsidiaries, qualified as a “high and new technology enterprise” from 2012 to 2020, also obtained its “software enterprise” status in July 2014. The local tax authority granted Wanglin a two-year tax holiday from 2014 to 2015 followed by a three-year 50% tax rate reduction from 2016 to 2018.

Shanghai Ruiting, one of our PRC subsidiaries, qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law, is eligible for preferential enterprise income tax rate of 15% from 2010 to 2019 so long as it obtains approval from the relevant tax authority and maintains the “high and new technology enterprise” status and if it is profitable during that period.

58 Technology, one of our PRC subsidiaries, obtained its “software enterprise” status in December 2014. The local tax authority granted 58 Technology a two-year tax holiday from 2015 to 2016 followed by a three-year 50% tax rate reduction from 2017 to 2019. 58 Technology obtained “high and new technology enterprise” certificate in 2017.

58 Co., Ltd., one of our consolidated affiliated entities, qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law, is eligible for a preferential enterprise income tax rate of 15% from 2018 to 2020 so long as it obtains approval from the relevant tax authority and maintains the “high and new technology enterprise” status and if it is profitable during that period.

Shanghai Ruijia, one of our consolidated affiliated entities, qualified as a “high and new technology enterprise” under the Enterprise Income Tax Law, is eligible for preferential enterprise income tax rate of 15% from 2018 to 2020 so long as it obtains approval from the relevant tax authority and maintains the “high and new technology enterprise” status and if it is profitable during that period.

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

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year, or the Super Deduction. From January 1, 2018 to December 31, 2020, all Chinese resident enterprises will enjoy the Super Deduction of 175% in accordance with the updated policy promulgated by the Stated Tax Bureau of the PRC. Wanglin, Beijing 58, 58 Technology and Shanghai Ruiting claimed such Super Deduction in ascertaining its tax assessable profits for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Business Combination, Noncontrolling Interests and Mezzanine Classified Noncontrolling Interests

We account for our business combinations using the acquisition method of accounting in accordance with ASC 805 Business Combinations (“ASC 805”). The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by us to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income/(loss).

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

For our majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to us. When the noncontrolling interests are contingently redeemable upon the occurrence of a conditional event, which is not solely within our control, the noncontrolling interests are classified as mezzanine classified noncontrolling interest. Consolidated net income/(loss) on the consolidated income statements includes the net income/(loss) attributable to noncontrolling interests and mezzanine equity holders when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in our consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

Goodwill

Goodwill represents the excess of the purchase price over fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 and in between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on Testing of Goodwill for Impairment, we first have the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If then we decide, as a result of our qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit's goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform goodwill impairment testing at the reporting unit level on December 31 annually. No impairment of goodwill was recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

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

Long-term Investments and investment in convertible notes

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

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, stock prices of public companies in which we have an equity investment, current economic and market conditions, operating performance of investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, we will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income. We recorded RMB nil, RMB nil and RMB2.6 million impairment charges for equity method investments for the year ended December 31, 2017, 2018 and 2019, respectively.

(ii)       Equity Investment with Readily Determinable Fair Values

According to ASU 2016-01, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through the consolidated statements of comprehensive income/(loss).

Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting dates. We classify the valuation techniques that use these inputs as Level 1 of fair value measurements.

(iii)       Equity Investments without Readily Determinable Fair Values

Based on ASU 2016-01, we will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method either at fair value with changes in fair value recognized in net income or at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer (“measurement alternative”). An election to measure an equity security shall be made for each investment separately. If we elect to use this measurement alternative method, we should measure the equity security at fair value as of the date that observable transaction occurred and report changes in the carrying value of the equity investments in current earnings whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The values were estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities that we held.

For each reporting period, we would make a qualitative assessment considering impairment indicators to evaluate whether the equity investment without a readily determinable fair value is impaired. Impairment indicators that considered by us include, but are not limited to, 1) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, 2) a significant adverse change in the regulatory, economic, or technological environment of the investee, 3) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, 4) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment, and 5) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

When indicators of impairment exist, we prepare quantitative assessments of the fair value of the equity investments. When the assessment indicates that an impairment exists, we will include an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

Because certain investees’ operation metrics and financial performance did not meet the expectations, we recorded RMB37.3 million impairment for the cost method investments for the years ended December 31, 2017. We recorded RMB40.0 million and RMB11.8 million impairments for investments accounted for under measurement alternative for the year ended December 31, 2018 and 2019, respectively. The impairment was recorded in “investment income, net” in our consolidated statements of comprehensive income.

(iv)       Non-marketable equity security held by our investment company

In accordance with ASC 946-320 Financial Services—Investment Companies, Investments—Debt and Equity Securities, we account for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments is re-measured periodically in accordance with ASC 820.

(v)        Investments accounted for using the fair value option

In accordance with ASC 825 Financial Instruments, we applied the fair value option on an instrument-by-instrument basis. Such fair value option requires the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at the fair value with realized or unrealized gains or losses recorded in the consolidated statements of comprehensive income.

Revenue Recognition

We adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, applying the modified retrospective method to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, while revenues for the year ended December 31, 2017 were not adjusted and continued to be reported under ASC 605. The adoption had no material impact on our accumulated deficit as of January 1, 2018 and our consolidated financial statements for the years ended December 31, 2018 and 2019.

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

We determine revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when, or as, we satisfy a performance obligation.

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

Other revenues. Other revenues are primarily derived from selling used goods and providing services on Zhuan Zhuan, our online used goods trading and service platform and providing various online to offline recruitment services. We recognize other revenue when the related services are rendered or goods are sold.

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

We will recognize an account receivable in our consolidated balance sheets when we perform a service or transfers a good in advance of receiving consideration and if we have the unconditional right to receive consideration. Accounts receivable is presented netting of the allowance for doubtful accounts. Accounts receivable as of December 31, 2018 and 2019 were RMB917.4 million and RMB1.2 billion, respectively.

Contract liabilities are recognized if we receive consideration in advance of performance. Customers pay in advance to purchase membership services and online marketing services. The cash proceeds received from customers are initially recorded as customer advances and then transferred to deferred revenues when they are used to purchase desired services. We had customer advances and deferred revenues balances of RMB3.8 billion and RMB4.1 billion as of December 31, 2018 and December 31, 2019, respectively. The majority of the balances as of December 31, 2018 were recognized as revenue in the year ended December 31, 2019. Due to the generally short-term duration of the relevant contracts, a majority of the receipts in advance and deferred revenues are recognized in the following reporting period.

Practical Expedients

We generally expense sales commissions for direct sales team when incurred for all contracts with the contract terms of one year or less. These costs are recorded within sales and marketing expenses.

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

In order to assess uncertain tax positions, we apply a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required in evaluating our uncertain tax positions and determining its provision for income taxes. We recognize interests and penalties, if any, under accrued expenses and other current liabilities on our balance sheet and under other expenses in our statement of comprehensive income/(loss). We did not have any interests or penalties associated with tax positions as of December 31, 2017, 2018 and 2019. In addition, we did not have any significant unrecognized uncertain tax positions as of December 31, 2017, 2018 and 2019.

Share-Based Compensation

We have incentive plans for the granting of share-based awards, including share options, restricted share units (“RSUs”) and restricted shares (“RSs”), to our employees and directors. We account for share-based awards granted to employees in accordance with ASC 718 Compensation - Stock Compensation and share-based awards granted to nonemployees in accordance with ASC 505. On January 1, 2019, we adopted ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees are similar to the model for employee awards. Share-based compensation expenses are recognized as costs and expenses on a straight-line basis over the vesting period in the consolidated statements of comprehensive income/(loss) based on the fair value of the related share-based awards on their grant date, if no performance conditions are required. Under ASC 718, compensation cost should be accrued if it is probable that the performance condition will be achieved and should not be accrued if it is not probable that the performance condition will be achieved. As a result, we recognize no compensation expense for share-based awards with performance conditions unless the performance conditions become probable of being achieved.

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

We also adopted a share incentive plan in September 2013, or the 2013 Plan. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 shares as of the date of its adoption. The 2013 Plan contains an evergreen provision, pursuant to which the number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by our board of directors. The annual general meeting of our shareholders held on December 17, 2015, further increased the maximum aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan by 1,240,500 Class A ordinary shares and 7,000,000 Class B ordinary shares. Taking into account the automatic increases at the beginning of 2015 through 2020 pursuant to the evergreen provision of the 2013 Plan, the maximum aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan increased to 35,622,530 ordinary shares, consisting of 28,622,530 Class A ordinary shares and 7,000,000 Class B ordinary shares, as of the date of this annual report.

Zhuan Spirit Holdings Limited, or Zhuan Zhuan Holding, adopted its 2017 Share Incentive Plan in September 2017, or the Zhuan Zhuan 2017 Plan. The Zhuan Zhuan 2017 Plan permits the grant of options, restricted shares, restricted share units to the directors, employees and consultants of Zhuan Zhuan Holding. In October 2019, Zhuan Zhuan Holding adopted a share incentive plan, or the Zhuan Zhuan 2019 Plan, permitting the grant of share-based compensation awards to employees, consultants and directors of Zhuan Zhuan Holding and of any present or future parents or subsidiaries or variable interest entities of Zhuan Zhuan Holding.

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

Guazi, a subsidiary that operates our C2C used car trading platform, was de-consolidated on December 31, 2015. As our investment in Guazi was accounted for using cost method, and measurement alternative since we adopted ASU 2016-01 since January 1, 2018, we did not recognize a proportionate share of the reported earnings or losses of Guazi for the years ended December 31, 2017, 2018 and 2019.

Prior to the dates when these businesses were de-consolidated, their financial results were part of our consolidated financial results.

The following table sets forth our results of operations for the years ended December 31, 2017, 2018 and 2019:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Revenues	10,068,780	13,137,815	15,576,523	2,232,809
Cost of revenues(1)	(925,497)	(1,437,795)	(1,798,407)	(257,792)
Gross profit	9,143,283	11,700,020	13,778,116	1,975,017
Operating expenses(1):
Sales and marketing expenses	(5,212,360)	(6,861,845)	(8,049,662)	(1,153,875)
Research and development expenses	(1,368,441)	(1,702,748)	(2,058,663)	(295,098)
General and administrative expenses	(766,017)	(748,766)	(817,302)	(117,156)
Total operating expenses	(7,346,818)	(9,313,359)	(10,925,627)	(1,566,129)
Income from operations	1,796,465	2,386,661	2,852,489	408,888
Other income/(expenses), net	(260,534)	42,102	6,427,071	921,286
Income before income tax	1,535,931	2,428,763	9,279,560	1,330,174
Income taxes expenses	(146,689)	(299,705)	(834,334)	(119,597)
Net income	1,389,242	2,129,058	8,445,226	1,210,577

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands)
Cost of revenues	3,278	6,354	7,743	1,110
Sales and marketing expenses	69,926	90,919	109,011	15,626
Research and development expenses	126,116	182,410	208,273	29,855
General and administrative expenses	151,249	183,191	219,675	31,489
Total	350,569	462,874	544,702	78,080

The following table sets forth the results of operations for the periods indicated, as percentages of revenues:

	For the Year Ended December 31,
	2017	2018	2019
	(% of revenues)
Revenues	100.0	100	100
Cost of revenues	(9.2)	(10.9)	(11.5)
Gross profit	90.8	89.1	88.5
Operating expenses:
Sales and marketing expenses	(51.8)	(52.2)	(51.7)
Research and development expenses	(13.6)	(13.0)	(13.2)
General and administrative expenses	(7.6)	(5.7)	(5.2)
Total operating expenses	(73.0)	(70.9)	(70.1)
Income from operations	17.8	18.2	18.3
Other income/(expenses), net	(2.6)	0.3	41.3
Income before income tax	15.2	18.5	59.6
Income tax expenses	(1.4)	(2.3)	(5.4)
Net income	13.8	16.2	54.2

Comparison of the Years Ended December 31, 2017, 2018 and 2019

Revenues

The following table sets forth the principal components of our revenues, both as absolute amounts and as percentages of total revenues, and year-over-year changes, for the periods indicated.

	For the Year Ended December 31,
	2017		2018		2019			2018 vs. 2017	2019 vs. 2018
		% of		% of			% of	% of	% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue	change	change
	(in thousands, except for % data)
Membership	3,789,524	37.6	4,399,058	33.5	4,470,916	640,881	28.7	16.1	1.6
Online marketing services	5,978,491	59.4	8,282,593	63.0	10,158,442	1,456,157	65.2	38.5	22.6
E-commerce services	73,941	0.7	72,596	0.6	266,848	38,251	1.7	(1.8)	267.6
Other revenues	226,824	2.3	383,568	2.9	680,317	97,520	4.4	69.1	77.4
Total revenues	10,068,780	100.0	13,137,815	100.0	15,576,523	2,232,809	100.0	30.5	18.6

Membership

Membership revenues were RMB3.8 billion, RMB4.4 billion and RMB4.5 billion, representing 37.6%, 33.5% and 28.7% of revenues in 2017, 2018 and 2019, respectively. The increase in membership revenues was primarily driven by an increase in the number of subscription-based paying membership accounts and increase in prices of membership services sold. See “Item 4. Information on the Company — B. Business Overview — 58 Core Business Service Offerings – 58 Core Business Services for business users – Paid premium services to business users – Subscription-based membership services” for details of subscription-based paying membership.

2019 compared to 2018. Our membership revenues increased from RMB4.4 billion in 2018 to RMB4.5 billion in 2019, a slight increase of 1.6%. Changes to the price and volume of membership subscriptions were modest in 2019.

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

Online Marketing Services

Revenues from online marketing services were RMB6.0 billion, RMB8.3 billion and RMB10.2 billion, representing 59.4%, 63.0% and 65.2% of our revenues in 2017, 2018 and 2019, respectively. In addition to subscription-based membership services, which we position as a basic entry-level package services for business users, we aspire to provide various additional online marketing services to meet the customers’ various needs typically beyond what have already been addressed by subscription-based membership services. Online marketing services are generally more flexible to meet needs for customers of different scales, at different times and in different ways. In addition, we continue to try to better leverage technology, including our big data and AI capability, and product design to improve matching between users and information in order to help our business users get more traffic and higher quality leads from their marketing efforts. These innovative and effective services have continued to attract more business users and increased average spending per paying user, which also enhances our ability to more efficiently monetize our substantial traffic. Therefore, while developing and retaining subscription-based members is important, growing online marketing services is of higher priority, and where we will continue to dedicate relatively more resources, especially on products and research and development. See “Item 4. Information on the Company — B. Business Overview — 58 Core Business Service Offerings – 58 Core Business Services for business users – Paid premium services to business users – Online marketing services” for details of online marketing services.

2019 compared to 2018. Our online marketing services revenues increased from RMB8.3 billion in 2018 to RMB10.2 billion in 2019, representing an increase of 22.6%. The increase was primarily due to the increase of our online marketing service paying business users and the increasing adoption and effectiveness of our various online marketing services such as real-time bidding, priority listing and various other online marketing services.

2018 compared to 2017. Our online marketing services revenues increased from RMB6.0 billion in 2017 to RMB8.3 billion in 2018, representing an increase of 38.5%. The increase was primarily driven by the increase of our online marketing service paying business users and the increasing adoption and effectiveness of our various online marketing services such as real-time bidding, priority listing and various other online marketing services.

E-commerce Services

Revenues from e-commerce services were RMB73.9 million, RMB72.6 million and RMB266.8 million, representing approximately 0.7%, 0.6% and 1.7% of our revenues in 2017, 2018 and 2019, respectively, all of which were contributed by primary real estate projects.

Other Revenues

Other revenues were RMB226.8 million, RMB383.6 million and RMB680.3 million, representing approximately 2.3%, 2.9% and 4.4 % of our total revenues in 2017, 2018 and 2019, respectively. Our other revenues primarily consist of revenues from selling used goods and services on Zhuan Zhuan, our online used goods trading platform, and offline recruitment services through ChinaHR.

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

2019 compared to 2018. Our cost of revenues was RMB1,798.4 million in 2019, an increase of 25.1 % from RMB1,437.8 million in 2018. The increase in cost of revenues was primarily driven by increases in the costs of goods and services provided on Anjuke, Zhuan Zhuan and other platforms, salaries and benefits primarily for information quality control teams, traffic acquisition costs paid to 58.com’s advertising union partners and other costs related to web operations.

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

Gross Profit

The following table sets forth our gross profit and gross margin for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for % data)
Gross profit	9,143,283	11,700,020	13,778,116	1,975,017
Gross margin	90.8%	89.1%	88.5%	88.5%

2019 compared to 2018. Our gross profit increased from RMB11.7 billion in 2018 to RMB13.8 billion in 2019, representing an increase of 17.8%. The increase in gross profit was primarily attributable to the increases in online marketing services revenues and other revenues, while our gross margin for 2019 slightly decreased compared with 2018, which was mainly due to the revenues generated from business with relatively low gross margin, such as Zhuan Zhuan's revenues in other revenues and Anjuke's revenues in e-commerce services, which have been growing faster than other core business revenues.

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

	For the Year Ended December 31,
	2017		2018		2019			2018 vs. 2017	2019 vs. 2018
		% of		% of			% of	% of	% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue	change	change
	(in thousands, except for % data)
Sales and marketing expenses	5,212,360	51.8	6,861,845	52.2	8,049,662	1,153,875	51.7	31.6	17.3
Research and development expenses	1,368,441	13.6	1,702,748	13.0	2,058,663	295,098	13.2	24.4	20.9
General and administrative expenses	766,017	7.6	748,766	5.7	817,302	117,156	5.2	(2.3)	9.2
Total operating expenses	7,346,818	73.0	9,313,359	70.9	10,925,627	1,566,129	70.1	26.8	17.3

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

	For the Year Ended December 31,
	2017		2018		2019			2018 vs. 2017	2019 vs. 2018
		% of		% of			% of	% of	% of
	RMB	revenue	RMB	revenue	RMB	US$	revenue	change	change
	(in thousands, except for % data)
Advertising expenses	2,087,066	20.8	3,309,560	25.2	3,717,505	532,884	23.9	58.6	12.3
Non-advertising sales and marketing expenses	3,125,294	31.0	3,552,285	27.0	4,332,157	620,991	27.8	13.7	22.0
Total sales and marketing expenses	5,212,360	51.8	6,861,845	52.2	8,049,662	1,153,875	51.7	31.6	17.3

Since the consolidation of Ganji in August 2015, as competition in online classifieds space subsided, we have been exercising tighter control on advertising expenses and sales and services headcount increase and focusing more on platform product-driven enhancement and providing better tools and management guidance to increase the efficiency of the teams. However, in recent years, the competition on user acquisition, especially for app users, has increased in the broader internet sector in China. To support longer term platform growth, we will continue to make appropriate sales and marketing investments in different business lines depending on the stage of the businesses and market environment, while we continue to make progress on sales and customer service automation and customer self-serve products to increase our sales and customer service teams’ efficiency. The sales and marketing expenses as a percentage of revenues were 51.8%, 52.2% and 51.7% for the years ended December 31, 2017, 2018 and 2019, respectively.

The advertising expenses charged by Tencent, a related party of our company, amounted to RMB422.3 million, RMB621.6 million and RMB800.4 million for the years ended December 31, 2017, 2018 and 2019, respectively.

We expect that our sales and marketing expenses will increase in absolute amounts going forward as we continue to see opportunities in attracting more users and launch new services, particularly on mobile internet through our advertising campaigns.

2019 compared to 2018. Our sales and marketing expenses increased from RMB6.9 billion in 2018 to RMB8.0 billion in 2019, representing an increase of 17.3%. Our advertising expenses increased from RMB3.3 billion in 2018 to RMB3.7 billion in 2019, representing an increase of 12.3%, which was primarily due to an increase in mobile traffic acquisition expenses, particularly for mobile apps such as 58.com and Anjuke, which are part of our core business. Our non-advertising sales and marketing expenses increased from RMB3.6 billion in 2018 to RMB4.3 billion in 2019, representing an increase of 22.0%. The increase was primarily related to an increase in marketing and promotional expenses for 58.com newer platforms such as 58 Town and Zhuan Zhuan, partially offset by a decrease in salaries for employees in sales, customer service and marketing functions and commissions. The average quarter end number of employees in sales, customer service and marketing functions has decreased 3.4% from 16,237 in 2018 to 15,679 in 2019.

2018 compared to 2017. Our sales and marketing expenses increased from RMB5.2 billion in 2017 to RMB6.9 billion in 2018, representing an increase of 31.6%. Our advertising expenses increased from RMB2.1 billion in 2017 to RMB3.3 billion in 2018, representing an increase of 58.6%, which was primarily due to an increase in mobile traffic acquisition expenses, particularly for mobile apps such as 58, Anjuke and Zhuan Zhuan. Our non-advertising sales and marketing expenses increased from RMB3.1 billion in 2017 to RMB3.6 billion in 2018, representing an increase of 13.7%. The increase was primarily related to field sales and customer service personnel commissions and salaries for core businesses and marketing and promotional expenses for relatively newly incubated businesses such as 58 Town and Zhuan Zhuan. The average quarter end number of employees in sales, customer service and marketing functions has decreased 5.2% from 17,125 in 2017 to 16,236 in 2018.

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

2019 compared to 2018. Research and development expenses increased from RMB1.7 billion in 2018 to RMB2.1 billion in 2019, representing an increase of 20.9%. The increase was primarily attributable to increases in salaries and benefits and share-based compensation expenses for our research and development personnel for the development of new features and services.

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

2019 compared to 2018. Our general and administrative expenses increased from RMB748.8 million in 2018 to RMB817.3 million in 2019, representing an increase of 9.2%. The increase was primarily driven by increases in share-based compensation expenses and salaries and benefits for administrative personnel.

2018 compared to 2017. Our general and administrative expenses were RMB748.8 million in 2018, which was generally stable compared with RMB766.0 million in 2017.

Income from operations

The following table sets forth our operating profit and operating margin for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for % data)
Income from operations	1,796,465	2,386,661	2,852,489	408,888
Operating margin	17.8%	18.2%	18.3%	18.3%

We had an operating income of RMB2.9 billion for 2019, compared with RMB2.4 billion for 2018 and RMB1.8 billion for 2017. Our operating margin was 18.3% for 2019, compared with the operating margin of 18.2% and 17.8%, respectively, for 2018 and 2017. The increase in our operating profit and operating margin was primarily due to the significant increase in revenues and more stringent control in costs and expenses.

Other income/(expenses), net

Other income/(expenses), net mainly consisted of share of results of equity investees, investment income/(loss), net, interest income and expenses, gain on disposal of businesses, government subsidies and foreign currency exchange gain/(loss).

We had net other expenses of RMB260.5 million for the year ended December 31, 2017. For the year ended December 31, 2018 and 2019, we had net other income of RMB42.1 million and RMB6.4 billion, respectively.

Net other income in 2019 mainly included RMB6.1 billion in net investment income and RMB217.9 million in tax refunds and other government subsidies. Within net investment income was a RMB6.1 billion gain recognized for the sale of a portion of equity stake in Che Hao Duo, of which RMB4.8 billion was realized gains for the portion sold and RMB1.4 billion was unrealized gains arising from remeasuring the fair value of the remaining equity stake in Che Hao Duo. We accounted for this investment using the measurement alternative method. The change in fair value of this investment is recognized because the sale of a portion of equity stake in Che Hao Duo is considered to be an observable price change event.

Net other income in 2018 mainly included investment income of RMB194.1 million from short-term commercial bank investment products we purchased with our surplus cash, partially offset by loss in change in fair value of long-term investments of RMB139.3 million, which was primarily due to a decrease in share price of a 5i5j, a publicly traded company in which we hold a minority stake, and share of loss of equity investees amounted to RMB91.5 million, which was primarily related to loss pick-up from 58 Home, our non-consolidated subsidiary.

Loss pick-up in 58 Home decreased significantly in 2018 largely because of the change in the percentage of ownership used in calculating the loss pick-up. We shared 87.9% net loss of 58 Home according to the ordinary share ownership since November 27, 2015. Since January 2018, the carrying amount of our investment in 58 Home ordinary shares was reduced to zero as a result of the accumulated losses picked up from 58 Home. We continued to share net loss in 58 Home to the extent of our investment in 58 Home’s preference share ownership at 3.3% since January 2018 and started to share net loss of 58 Home at 5.0% when 58 Freight Inc. completed its equity financing in August 2018.

Net other expenses in 2017 was mainly a RMB687.4 million share of loss of equity investees, which primarily consisted of a RMB663.2 million share of the net loss attributable to 58 Home’s ordinary shareholders calculated based on our company’s ordinary shareholding in 58 Home, partially offset by investment income of RMB342.2 million from disposal of long-term investments and short-term commercial bank investment products we purchased with our surplus cash and government subsidies of RMB81.4 million.

Income tax expenses

Income tax expense was RMB834.3 million for the year ended December 31, 2019, compared RMB299.7 million and RMB146.7 million for the year ended December 31, 2018 and 2017, respectively. The significant increase in income tax expense in 2017, 2018 and 2019 is due to significant increases in our profits.

Net income

As a result of the foregoing, we had a net income of RMB8.4 billion for 2019, compared to a net income of RMB2.1 billion and RMB1.4 billion, respectively, for 2018 and 2017. Net income for the year ended December 31, 2019 would have been RMB2,827.8 million if the gain from the sale of a portion of equity stake and revaluation of the remaining equity stake in Che Hao Duo and the related income tax expenses were excluded.

Seasonality

We experience seasonality in our business. Throughout a year, our traffic and revenues are typically lower during the extended holiday periods in China, particularly during the Chinese New Year, which always occurs in the first quarter. Large number of migrant workers working in cities and towns return to their hometown in rural areas in China during Chinese New Year holiday period. Many businesses close or substantially reduce their activities, including hiring and marketing, during this period. Job search and rental home search activities also slow down substantially during the Chinese New Year. Even though these activities typically rebound very strongly after the Chinese New Year holiday, the short peak traffic period cannot offset the lower revenue during the holiday. Therefore, our revenues for the first quarter typically decrease substantially from the fourth quarter of the prior year and our revenues for the second quarter typically increase substantially from the first quarter. In addition, the Chinese New Year is based on the Chinese Lunar Calendar and falls on a different date each year. Therefore, our year over year growth of our first quarter revenues also depends on which date the Chinese New Year falls.

Due to our limited operating history, the seasonal trends that we have experienced in the past may not apply to, or be indicative of, our future operating results.

Inflation

Since our inception, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2017, 2018 and 2019 were increases of 1.6%, 2.1% and 2.9%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected in the future by higher rates of inflation in China. For example, certain operating costs and expenses such as employee compensation and office operating expenses may increase as a result of higher inflation. Additionally, because a substantial portion of our assets consist of cash and cash equivalents, term deposits and short-term investments, high inflation could significantly reduce the value and purchasing power of these assets. We are not able to hedge our exposure to higher inflation in China.

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

Our financing activities in the past three years include various loan borrowings. In April 2017, we fully repaid a US$275.0 million loan from China Merchants Bank, Co., Ltd. or CMB Bank, that we obtained in April 2016 and the 12.4 million Class B ordinary shares, owned by Mr. Jinbo Yao, our chairman of board of directors and chief executive office and pledged as security were released accordingly. In April 2019, we fully repaid a US$107.5 million loan from CMB Bank that we obtained in April 2017, which was secured by a two-year RMB-denominated term deposit amounted to RMB792.0 million, using our own funds. As of December 31, 2019, we have no outstanding bank borrowings.

We have also sought additional financings to improve our liquidity position. On September 9, 2019, Zhuan Zhuan Holding, one of our subsidiaries, entered into definitive agreements with a group of investors, including its existing shareholders such as our Company and Tencent, for its series B round of financing of approximately US$200 million in cash and additional business resources. As of December 31, 2019, US$170 million of the cash consideration has received.

We had net cash provided by operating activities of RMB2.8 billion, RMB3.8 billion and RMB4.4 billion in 2017, 2018 and 2019, respectively. The increase in net cash provided by operating activities in 2018 and 2019 was primarily contributed by increased revenues and improved cost control after Anjuke’s and Ganji’s businesses were fully integrated into our own.

As of December 31, 2019, we had cash and cash equivalents, term deposits, restricted cash and short-term investments totaling RMB14.3 billion. These included (i) RMB 5.3 billion in cash and cash equivalents, which primarily consisted of cash, demand deposits and highly liquid investments placed with banks or other financial institutions that have original maturities of three months or less, (ii) RMB477.1 million in restricted cash, which primarily consisted of cash legally restricted from withdrawal and cash pledged with commercial banks as guarantee for short-term bank borrowings by a related party of us, (iii) RMB8.4 billion in short-term investments, placed with banks with terms from three months to one year, and (iv) RMB70.0 million in term deposits, placed with banks with terms over three months.

As of December 31, 2019, our current assets exceeded our current liabilities by RMB10.0 billion, and we had retained earnings of RMB8.9 billion. For the year ended December 31, 2019, we had a net income attributable to 58.com Inc. ordinary shareholders of RMB8.3 billion.

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

Cash Flow

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019
	RMB	RMB	RMB	US$
	(in thousands, except for % data)
Net cash provided by/(used in):
Operating activities	2,779,880	3,799,581	4,354,420	624,184
Investing activities	(3,210,290)	(3,086,965)	(1,769,651)	(253,671)
Financing activities	571,076	46,920	19,300	2,766
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(82,731)	29,610	(33,242)	(4,765)
Net increase in cash, cash equivalents and restricted cash	57,935	789,146	2,570,827	368,514

Operating Activities

Net cash provided by operating activities was RMB4.4 billion in 2019. Our net cash provided by operating activities in 2019 reflected a net income of RMB8.4 billion, adjusted by (i) the add back of non-cash items mainly consisting of share-based compensation expenses of RMB544.7 million, depreciation and amortization expenses of RMB399.7 million, lease expenses to reduce right-of-use assets of RMB147.4 million, change in deferred income taxes of RMB50.1 million, allowance for doubtful accounts of RMB33.0 million, foreign currency exchange loss of RMB17.6 million, impairment loss of long-term investments of RMB14.4 million, share of results of equity investees of RMB9.4 million, and (ii) partially offset by gain from investment income of RMB4.8 billion, change in fair value of long-term investments and investment in convertible notes of RMB1.1 billion. The RMB615.7 million increase in operating assets and liabilities, net of acquisitions and disposals mainly arises from an increase in taxes payable of RMB531.8 million, an increase in customer advances of RMB426.4 million, an increase in accrued expenses and other liabilities of RMB244.5 million, an increase in accounts payable of RMB168.7 million, an increase of salary and welfare payable of RMB111.9 million, partially offset by an increase in accounts receivable of RMB377.8 million, a decrease in deferred revenues of RMB193.4 million, an increase in prepayments and other assets of RMB149.5 million, and a decrease in operating lease liabilities of RMB147.0 million.

Net cash provided by operating activities was RMB3.8 billion in 2018. Our net cash provided by operating activities in 2018 reflected a net income of RMB2.1 billion, adjusted by (i) the add back of non-cash items mainly consisting of share-based compensation expenses of RMB462.9 million, depreciation and amortization expenses of RMB413.1 million, fair value change of long-term investments of RMB139.3 million, share of results of equity investees of RMB91.5 million, impairment loss of long-term investments of RMB40.0 million, allowance for doubtful accounts of RMB6.0 million, and (ii) partially offset by change in deferred income taxes of RMB70.4 million, gain from investment income of RMB24.3 million, income from disposal of property and equipment of RMB3.2 million, and foreign currency exchange income of RMB0.6 million. The RMB585.0 million increase in operating assets and liabilities, net of acquisitions and disposals mainly arises from an increase in accounts payable of RMB268.8 million, an increase in deferred revenues of RMB224.6 million, an increase in salary and welfare payable of RMB106.5 million, an increase in customer advances of RMB99.6 million, an increase in taxes payable of RMB64.2 million, a decrease in prepayment and other assets of RMB52.7 million, an increase in accrued expenses and other liabilities of RMB29.8 million, partially offset by an increase in accounts receivable of RMB261.2 million.

Net cash provided by operating activities was RMB2.8 billion in 2017. Our net cash provided by operating activities in 2017 reflected a net income of RMB1.4 billion, adjusted by (i) the add back of non-cash items mainly consisting of share of results of equity investees of RMB687.4 million, depreciation and amortization expenses of RMB435.6 million, share-based compensation expenses of RMB350.6 million, impairment loss of long-term investments and other non-current assets of RMB37.3 million, allowance for doubtful accounts of RMB16.8 million, and (ii) partially offset by gain from investment income of RMB319.7 million and change in deferred income taxes of RMB65.8 million. The RMB197.0 million increase in operating assets and liabilities, net of acquisitions and disposals mainly arises from an increase in deferred revenues of RMB285.4 million, an increase in accrued expenses and other liabilities of RMB238.6 million, an increase in customer advances of RMB129.4 million, an increase in taxes payable of RMB122.7 million, an increase in accounts payable of RMB40.5 million, partially offset by an increase in prepayment and other assets of RMB345.3 million, an increase in accounts receivable of RMB260.3 million and a decrease in salary and welfare payable of RMB13.9 million.

Investing Activities

Net cash used in investing activities primarily consists of long-term investments and business acquisitions, purchase of office equipment, investment in short-term financial instruments and term deposits to increase the interest income for our excess cash. We expect that our capital expenditures will increase as we purchase additional equipment and servers and expand our technology infrastructure to support the growth of our business.

Our net cash used in investing activities in 2019 was RMB1.8 billion, primarily due to RMB38.7 billion used in the purchase of short-term commercial bank investment products, RMB2.2 billion used in the purchase of long-term investments, RMB116.8 million used in the purchase of property and equipment and intangible assets, RMB70.0 million used in the purchase of term deposits, RMB38.4 million paid for acquisitions of other subsidiaries, and RMB5.2 million loss on disposal of businesses, which were partially offset by RMB34.9 billion of proceeds from maturity of short-term commercial bank investment products, and RMB4.4 billion received from disposal of long-term investments.

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

Our net cash provided by financing activities in 2019 was RMB19.3 million, and primarily consisted of RMB825.6 million of proceeds from the issuance of preferred shares by Zhuan Zhuan to Tencent and other companies, RMB588.8 million of proceeds from short-term loans, RMB118.0 million of capital injection from noncontrolling shareholders, and RMB4.1 million proceeds from exercise of share options, which were partially offset by RMB1.4 billion repayment of short-term loans to commercial banks, RMB81.3 million paid on behalf of a related party, and RMB28.1 million paid for acquisition of noncontrolling interests, net of acquisition of cash.

Our net cash provided by financing activities in 2018 was RMB46.9 million, and primarily consisted of RMB82.4 million received on behalf of a related party, RMB80.0 million of capital injection from a noncontrolling interest shareholder, and RMB13.5 million proceeds from exercise of share options, which were partially offset by RMB75.0 million repayment of loan to Pudong Bank and RMB49.8 million paid for acquisitions of noncontrolling interests, net of acquisition of cash.

Our net cash provided by financing activities in 2017 was RMB571.1 million, and primarily consisted of RMB1.4 billion proceeds from the issuance of preferred shares by Zhuan Zhuan to Tencent, RMB740.1 million of proceeds from long-term loans, RMB164.6 million contribution from noncontrolling interest holders, and RMB100.9 million proceeds from exercise of share options, which was partially offset by RMB1.8 billion repayment of short-term loans to CMB Bank.

Capital Expenditures

We had capital expenditures of RMB121.3 million, RMB183.7 million and RMB116.8 million in 2017, 2018 and 2019, respectively. Our capital expenditures were primarily for the purchase of servers and other equipment. Our capital expenditures have been primarily funded by net cash provided by financing activities and operating activities.

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

C.           Research and Development

As of December 31, 2019, we had approximately 3,900 product development and engineering professionals who focus on developing products to deliver and enhance user experience. We have developed a robust technology platform capable of efficiently processing large amounts of data, screening the relevance and credibility of information, and delivering a superior search indexing function. Our system is built on a distributed, load balanced computing infrastructure, which is highly scalable and reliable. This allows us to expand processing capacity and add new features and functionalities efficiently without incurring significant additional costs.

Our success and ability to compete depend, in part, upon our ability to establish and adequately protect our intellectual property rights. In this regard, we rely primarily on a combination of patent, copyright, software registration, trademark, trade secret and unfair competition laws and contractual rights, such as confidentiality and license agreements with our employees, partners and others. As of March 31, 2020, we held 91 patents and had applied for the registration of 878 other patents, which cover a variety of technologies, including those relating to data processing, search, distribution and publishing. As of March 31, 2020, we had registered 366 computer software copyrights and 140 artwork copyrights in China, and had registered 43 domain names that are material to our business, including www.58.com, www.58.com.cn, www.ganji.com, www.ganji.com.cn, www.anjuke.com and www.anjuke.cn, and 2,173 trademarks, including , and , in China, excluding those relating to 58 Home.

D.           Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period since January 1, 2019 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.           Off-Balance Sheet Arrangements

In 2019, one of the PRC subsidiaries of Golden Pacer that operates the Finance Business borrowed RMB400 million with an interest rate of 4.25% per annum and one-year maturity from a third party Chinese local commercial bank. We have provided guarantees for the RMB400 million loan and deposited and pledged a total amount of RMB417 million to that bank as collateral against the loan. The borrower of the loan shall pay us RMB16 million guarantee service fees and reimburse us for any payment to the bank in case of its default on the loan. According to ASC 460, we recognized guarantee liabilities amounting to RMB16 million which equals to the fair values of the guarantees at their inception. The guarantee liabilities were recorded as other current liabilities in our consolidated balance sheets. We also recorded the RMB16 million guarantee service fees receivable as other current assets and the RMB417 million cash deposited and pledged with the bank as restricted cash-current, respectively in its consolidated balance sheets as of December 31, 2019.

Except for the arrangements abovementioned, we have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serve as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.           Tabular Disclosure of Contractual Obligations

We engaged third parties for promoting our brand image through various advertising channels, including advertising on internet search engines, platforms and other traditional off-line media. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid. As of December 31, 2019, future minimum advertising commitments under non-cancelable agreements were RMB73.8 million.

Our investment commitments primarily relate to capital contribution obligations under certain arrangements. The total investment commitments contracted but not yet reflected in the financial statements amounted to RMB80 million.

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2019:

	Payment Due by Period
	Total	Less than 1 year	2–3 years	4–5 years	More than 5 years
	(in thousands of RMB)
Advertising commitments	73,798	64,600	9,198	—	—
Investment commitment obligations	80,000	80,000	—	—	—
Total	153,798	144,600	9,198	—	—

Other than the contractual obligations set forth above, we do not have any contractual obligations that are long-term debt obligations, capital/(finance) lease obligations, purchase obligations or other long-term liabilities reflected on our balance sheet as of December 31, 2019.

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

Item 6.                 Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth information regarding our executive officers and directors as of the date of this annual report.

Directors and
Executive Officers	Age	Position/Title
Jinbo Yao	43	Chairman and Chief Executive Officer
Xiaoguang Wu	44	Director
Herman Yu	49	Independent Director
Chi (Eric) Zhang	44	Independent Director
Li (Lily) Dong	49	Independent Director
Robert Frank (Bob) Dodds Jr.	53	Independent Director
Jiandong Zhuang	51	Co-President
Mingke He	41	Co-President
Hao Zhou	44	President of International Business, Head of IR and Chief Strategic Officer
Wei Ye	47	Chief Financial Officer
Hongyu Xing	47	Chief Technology Officer
Minghui Xiang	40	Chief People Officer

Mr. Jinbo Yao is our founder and has served as chairman of our board of directors and chief executive officer of our company since our inception. Mr. Yao is a pioneer in the PRC internet industry. Before founding our company, in 2000, Mr. Yao founded domain.cn, a domain name transaction and value-added service website in China. After domain.cn was acquired by net.cn in September 2000, Mr. Yao served various managerial roles at net.cn including vice president of sales until 2005. Mr. Yao currently serves on the board of directors of Golden Pacer and two NYSE-listed companies, namely Noah Holdings Limited, a leading wealth and asset management service provider in China, and Cheetah Mobile Inc., a leading mobile internet company. Mr. Yao received bachelor’s degrees in computer science and chemistry from Ocean University of China (formerly known as Ocean University of Qingdao) in 1999.

Mr. Xiaoguang Wu has served as our director since August 2014. Mr. Wu has served as a senior management adviser at Tencent since June 2015. Mr. Wu joined Tencent in 1999 to lead development and product planning for Tencent’s core product QQ instant messaging. He served successively as project manager for QQ’s research and development team, general manager for IM Products, and general manager for the internet business division. Mr. Wu was promoted to senior vice president of Internet Services Division and chief executive officer of Tencent E-Commerce Holdings Limited. Mr. Wu also serves on the board of directors of Lexin Fintech Holdings Ltd., China Online Education Group, eLong, Inc., Wanda Electronic Commerce Technology Co., Ltd., Shanghai New Feifan E-commerce Co., Ltd. and Yixun.com. Mr. Wu received his bachelor’s degree in weather dynamics from Nanjing University in 1996 and an EMBA degree from China Europe International Business School (CEIBS) in 2008.

Mr. Herman Yu has served as an independent director since the listing of our company in October 2013. Mr. Yu is currently the chief financial officer of Baidu, Inc., the leading Chinese language Internet search provider listed on Nasdaq, and also serves as director at ZTO Express Inc, a leading express delivery company in China listed on the NYSE. Prior to joining Baidu in September 2017, Mr. Yu served as chief financial officer of Weibo Corporation, a leading social media listed on Nasdaq, from 2015 to 2017. From 2004 to 2015, Mr. Yu worked at Sina Corporation, a leading online media company serving China and the global Chinese communities listed on Nasdaq and served as its chief financial officer from 2007 to 2015. Mr. Yu began his career at Arthur Andersen and held various finance and accounting management positions at Adobe Systems Inc., Cadence Design Systems, Inc. and VeriFone Systems, Inc. Mr. Yu, a California Certified Public Accountant, received his bachelor’s degree in economics from the University of California, Santa Cruz, and master’s degree in accountancy from the University of Southern California.

Mr. Chi (Eric) Zhang has served as our independent director and a member of the nominating and corporate governance committee of our board of directors since November 2015. Eric Zhang is a Managing Director at General Atlantic, which he joined in 2016. Mr. Zhang heads the Firm’s business in China. He serves on the boards of Futu, Kaiyuan, Bytedance, Xiabu Xiabu and Ocean Link. Mr. Zhang also serves on the Investment Committee of Ocean Voyage. Prior to joining General Atlantic, Mr. Zhang was a Global Partner and Managing Director at The Carlyle Group, where he focused on investment opportunities in Asia from 2006 to 2016. He is currently an independent director on the board of 58.com and has previously served on the boards of China Reading, SouFun, Yashili, Plateno Group, Crystal Orange Hotel Group, Asia Medical, NetEase Cloud Music, Today Inc., New Century Asset Management Co. Ltd. and AnNeng Logistics Group. He also served as a board member for both the general partner and the management company of Carlyle Beijing Partner – RMB Fund. Before joining Carlyle in 2006, Mr. Zhang was a Vice President of M&A at Credit Suisse, based in the firm’s Hong Kong office. Prior to that, he was a Vice President in the Investment Banking Division at China International Capital Corporation Limited in Beijing. Mr. Zhang received an M.A. in economics from Shanghai University of Finance and Economics.

Ms. Li (Lily) Dong has served as our independent director and a member of the audit committee and nominating and corporate governance committee of our board of directors since April 2020. Ms. Dong is currently an independent non-executive director, a member of the audit committee, the remuneration committee and the nomination committee of YiXin Group, a company listed on Hong Kong Stock Exchange. Ms. Dong joined YiXin Group in June 2017 and was appointed as independent non-executive director in November 2017. From August 2015 to June 2017, Ms. Dong was the chief financial officer of eDaijia, an online designated driver service provider. Prior to that, she served as the chief financial officer at RDA Microelectronics, Inc., a fabless semiconductor company previously listed on Nasdaq Global Select Market, from November 2007 to July 2015, and served as its director from January 2014 to July 2015. Prior to that, Ms. Dong worked for Hewlett-Packard in China since 1992, and was the Finance Operations Manager of Hewlett-Packard Technology (Shanghai) Co., Ltd. when she left in 2005. Ms. Dong received her bachelor's degree in economics from the Nanjing University of Sciences and Technology, and her executive master's degree in business administration from China Europe International Business School.

Mr. Robert Frank (Bob) Dodds Jr. has served as our independent director and a member of the compensation committee of our board of directors since April 2020. Mr. Dodds is the founder and managing director of DRP Capital Limited, an investment banking firm that provides cross-border mergers and acquisitions advisory services. Mr. Dodds has lived and worked in Beijing, Shanghai and Hong Kong for over 20 years. Prior to founding DRP Capital in 2009, Mr. Dodds was the head of China M&A for the Global Investment Banking Division of HSBC Holdings PLC. Before joining HSBC in 2004, Mr. Dodds was a vice president at China International Capital Corporation Limited where he was responsible for M&As and participated in IPOs and equity placement of major Chinese companies. Mr. Dodds also serves on the board of Guangdong Fuxin Technology Co., Ltd. Mr. Dodds received his bachelor's degree in political science and international relations from Columbia University and his J.D. and M.S.F.S. degrees from Georgetown University.

Mr. Jiandong Zhuang currently serves as our co-president. Prior to that, Mr. Zhuang served as our executive vice president of Housing Business Group (HBG) and Automative Business Group (ABG) and as our senior vice president of sales from September 2007 to 2014. From January 2005 to January 2007, Mr. Zhuang founded and managed Beijing Yingpu Bailian Technology Trading Co., Ltd., a SMS website and wireless service operator. Prior to founding his own company, Mr. Zhuang managed the China Unicom CDM operation and sales at Beijing Lianyin Investment Co., Ltd from May 2003 to December 2004. Mr. Zhuang currently serves on the board of directors of Tianjin Wuba Financial Service Limited and Shanghai Gengying Information Technology Co., Ltd. Mr. Zhuang received a bachelor’s degree in chemistry from Capital Normal University in 1991.

Mr. Mingke He currently serves as our co-president. Prior to that, Mr. He served as our senior vice president of Human Resource Group (HRG) and Life Service Group (LSG) since December 2016, and served as our senior vice president of Service and Automative Group (SAG) from June 2016 to December 2016. Mr. He joined the Company in July 2015 as a senior vice president. Before joining us, Mr. He was the founder and chief executive officer of Yimian Data from May 2014 to July 2015, senior vice president of QVOD Technologies from May 2013 to April 2014, vice president of SAIF Partners (Softbank Asia Investment Fund) from July 2008 to May 2012. Mr. He currently serves on the board of directors of Guazi, Beijing Babaili Automobile Technology Co., Ltd. and Beijing Nowcoder Technology Co., Ltd. Mr. He received a master’s degree in business administration from Stanford University in 2008, and a bachelor’s degree in automotive engineering and a master’s degree in management science from Tsinghua University in 2001 and 2003, respectively.

Mr. Hao Zhou has served as our president of international business and head of IR since September 2019 and as our chief strategic officer since April 2020. Prior to that, Mr. Zhou served as our chief financial officer since May 2011. Mr. Zhou also serves as director at Meitu, Inc., a global innovator in mobile video and photography listed on HKSE. Prior to joining our company, Mr. Zhou was chief financial officer in CITIC Pharmaceutical Co., Ltd. since September 2010. From May 2009 to September 2010, Mr. Zhou held two senior management positions at Wuxi PharmaTech (Cayman) Inc., with the latest position as the chief financial officer. From 1998 to 2009, Mr. Zhou held various senior finance managerial positions at General Electric Company and served as the senior finance manager of Greater China from 2007 to 2009. Mr. Zhou received his bachelor’s degree from Shanghai International Studies University in 1998.

Mr. Wei Ye has served as our chief financial officer since September 2019 and as our deputy chief financial officer since July 2018. Mr. Ye joined the company in October 2015 as our senior vice president of finance. Prior to joining us, Mr. Ye was a financial controller at Arconic’s (previously known as Alcoa) North America extrusion operations in Lafayette and Halethorpe from May 2012 to October 2015. From 1995 to 2012, Mr. Ye worked at General Electric Company where he started his career and held various senior financial management positions in both China and United States in GE’s healthcare division. Mr. Ye is a certified public accountant in Illinois. He received his bachelor’s degree in economics from Peking University in 1995 and his M.B.A. from the University of Chicago Booth School of Business in 2008.

Mr. Hongyu Xing has served as our chief technology officer since March 2016 and began to lead Automotive Business Group (ABG) since January 2020. He joined the company in February 2015 as a senior vice president. Mr. Xing has more than 10 years of experience in the internet industry. Prior to joining us, Mr. Xing held various positions at Tencent including general manager in charge of search products, network and media products and microblogs from June 2005 to February 2015. Prior to that, Mr. Xing worked at IBM China’s Research Center from April 1999 to March 2000. Mr. Xing received a master’s degree in electronics engineering from Tsinghua University in 1999.

Ms. Minghui Xiang has served as our chief people officer since July 2018. Ms. Xiang joined the company in June 2011. She has steadily increased her responsibilities for our human resources management and corporate culture development. Most recently, Ms. Xiang served as vice president of human resources starting in November 2016. Prior to joining us, Ms. Xiang served as the deputy director of human resources at Sina.com from 2008 to 2011. Ms. Xiang obtained her bachelor’s degree in economics (human resource management) from Capital University of Economics and Business in 2001.

B.           Compensation

In 2019, we paid an aggregate of approximately RMB20.3 million in cash to our executive officers as of the date of this annual report, and we did not pay any cash compensation to our independent directors as of the date of this annual report.

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

Share Incentive Plans

We have adopted two share incentive plans, namely, the 2010 Plan and the 2013 Plan. The purpose of these two-share incentive plans is to attract, motivate and retain the best available personnel by linking their personal interests to the success of our business. As of March 31, 2020, restricted share units to receive and options to purchase a total of 1,440,820 ordinary shares and 9,959,690 ordinary shares were outstanding under the 2010 Plan and the 2013 Plan, respectively.

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

The 2013 Share Incentive Plan

We adopted the 2013 Plan in September 2013. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan was 2,800,000 Class A ordinary share as of the date of its adoption. The 2013 Plan contains an evergreen provision, pursuant to which the number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of Class A ordinary shares as determined by our board of directors. The annual general meeting of our shareholders held on December 17, 2015, further increased the maximum aggregate number of shares that may be issued pursuant to all awards under the 2013 Plan by 1,240,500 Class A ordinary shares and 7,000,000 Class B ordinary shares. Taking into account the automatic increases at the beginning of 2015 through 2020 pursuant to the evergreen provision of the 2013 Plan, the maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 35,622,530 ordinary shares, consisting of 28,622,530 Class A ordinary shares and 7,000,000 Class B ordinary shares, as of the date of this annual report.

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

The following table summarizes, as of March 31, 2020, outstanding options and restricted share units held by our executive officers and directors under our 2010 Plan and 2013 Plan.

Ordinary Shares
Underlying
Options Awarded
	and Restricted	Exercise
Name	Share Units	Price (US$/Share)	Date of Grant	Date of Expiration
Jinbo Yao	*(1)	N/A	August 24, 2015	August 23, 2025
	*(1)	N/A	March 24, 2017	March 23, 2027
	*(1)	N/A	August 20, 2017	August 19, 2027
	*(1)	N/A	September 27, 2019	September 26, 2029
Herman Yu	*	0.005	May 22, 2018	May 22, 2028
	*	0.003	November 13, 2018	November 13, 2028
Jiandong Zhuang	*(1)	N/A	April 13, 2015	April 13, 2025
	*(1)	N/A	August 24, 2015	August 23, 2025
	*(1)	N/A	September 21, 2016	September 20, 2026
	*(1)	N/A	February 24, 2017	February 23, 2027
	*(1)	N/A	August 20, 2017	August 19, 2027
	*(1)	N/A	July 5, 2018	July 4, 2028
	*(1)	N/A	September 27, 2019	September 26, 2029
Mingke He	*(1)	N/A	August 24, 2015	August 23, 2025
	*(1)	N/A	September 21, 2016	September 20, 2026
	*(1)	N/A	February 24, 2017	February 23, 2027
	*(1)	N/A	August 20, 2017	August 19, 2027
	*(1)	N/A	July 5, 2018	July 4, 2028
	*(1)	N/A	September 27, 2019	September 26, 2029
Hao Zhou	*	2.220	May 31, 2011	May 30, 2021
	*	2.500	July 31, 2013	July 30, 2023
	*(1)	N/A	August 24, 2015	August 23, 2025
	*	20.980	August 24, 2015	August 23, 2025
	*(1)	N/A	September 21, 2016	September 20, 2026
	*(1)	N/A	February 24, 2017	February 23, 2027
	*(1)	N/A	August 20, 2017	August 19, 2027
	*(1)	N/A	July 5, 2018	July 4, 2028
	*(1)	N/A	September 27, 2019	September 26, 2029
Wei Ye	*(1)	N/A	November 23,2015	November 22, 2025
	*(1)	N/A	September 21, 2016	September 20, 2026
	*(1)	N/A	February 24, 2017	February 23, 2027
	*(1)	N/A	August 20, 2017	August 19, 2027
	*(1)	N/A	July 5, 2018	July 4, 2028
	*(1)	N/A	September 27, 2019	September 26, 2029
Hongyu Xing	*(1)	N/A	February 27, 2015	February 26, 2025
	*	18.675	February 27, 2015	February 26, 2025
	*	20.980	August 24, 2015	August 23, 2025
	*(1)	N/A	September 21, 2016	September 20, 2026
	*(1)	N/A	February 24, 2017	February 23, 2027
	*(1)	N/A	August 20, 2017	August 19, 2027
	*(1)	N/A	July 5, 2018	July 4, 2028
	*(1)	N/A	September 27, 2019	September 26, 2029
Minghui Xiang	*(1)	N/A	September 21, 2016	September 20, 2026
	*(1)	N/A	February 24, 2017	February 23, 2027
	*(1)	N/A	August 20, 2017	August 19, 2027
	*(1)	N/A	July 5, 2018	July 4, 2028
	*(1)	N/A	September 27, 2019	September 26, 2029

*	Less than one percent of our total outstanding share capital.

(1)  Represents restricted share units.

As of March 31, 2020, other employees as a group held restricted share units to receive and options to purchase a total of 7,279,280 ordinary shares of our company, with exercise prices of options ranging from nil to US$38.14 per ordinary share.

The Zhuan Zhuan 2017 Plan and 2019 Plan

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

In October 2019, Zhuan Zhuan Holding adopted a share incentive plan, or the Zhuan Zhuan 2019 Plan. The Zhuan Zhuan 2019 Plan permits the grant of share-based compensation awards to employees, consultants and directors of Zhuan Zhuan Holding and of any present or future parents or subsidiaries or variable interest entities of Zhuan Zhuan Holding. The maximum term of any awards granted under the plan is ten years from the grant date. The Zhuan Zhuan 2019 Plan will expire on October 1, 2029.

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

Committees of the Board of Directors

We have an audit committee, a compensation committee and a nominating and corporate governance committee under the board of directors. We have adopted a charter for each of the three committees. In April 2020, we have also formed a special committee of the board of directors . Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of Herman Yu, Chi (Eric) Zhang and Li (Lily) Dong, and is chaired by Herman Yu. Mr. Yu, Mr. Zhang and Ms. Dong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and meet the independence standards under Rule 10A-3 under the Exchange Act. We have determined that Herman Yu qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;
●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s response;
●	reviewing and approving all proposed related party transactions;
●	discussing the annual audited financial statements with management and the independent registered public accounting firm;
●	reviewing and discussing our company’s earnings press releases;

●	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;
●	meeting separately and periodically with management and the independent registered public accounting firm; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of Chi (Eric) Zhang, Herman Yu and Robert Frank (Bob) Dodds Jr., and is chaired by Chi (Eric) Zhang. Messrs. Zhang, Yu and Dodds satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of Li (Lily) Dong, Herman Yu and Chi (Eric) Zhang, and is chaired by Li (Lily) Dong. Ms. Dong, Mr. Yu and Mr. Zhang satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board for election or re-election to the board, or for appointment to fill any vacancy on the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, skills, experience, expertise and diversity;
●	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;
●	developing and reviewing the corporate governance principles adopted by the board and advising the board with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and
●	evaluating the performance and effectiveness of the board as a whole.

Special Committee. In April 2020, our board of directors formed a special committee of independent directors consisting of Mr. Robert Frank (Bob) Dodds Jr. and Ms. Li (Lily) Dong in response to a preliminary non-binding proposal letter from Ocean Link Partners Limited notifying our board of directors of their interest in acquiring all of our outstanding shares not already beneficially owned by them.

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

D.           Employees

The following table sets forth the numbers of our employees, categorized by function, as of December 31, 2017, 2018 and 2019, which exclude the employees of 58 Home:

	As of December 31,
	2017	2018	2019
Function
Sales, customer service and marketing	16,212	16,462	15,004
Research and development	3,011	3,615	3,935
Website operations	863	1,454	1,488
Management and administrative positions	1,261	1,385	1,316
Total	21,347	22,916	21,743

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

E.           Share Ownership

Please refer to “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders.”

Item 7.                 Major Shareholders and Related Party Transactions

A.          Major Shareholders

The following table sets forth information concerning the beneficial ownership of our ordinary shares as of the date of this annual report by:

●	each of our directors and executive officers; and
●	each person known to us to beneficially own more than 5% of our ordinary shares.

The calculations in the table below are based on 299,728,769 ordinary shares outstanding as of March 31, 2020, comprising 254,496,649 Class A ordinary shares and 45,232,120 Class B ordinary shares and excluding 1,225,544 Class A ordinary shares issued to our depositary and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees, which are not deemed as outstanding for the purpose of calculating the beneficial ownership in the following table.

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

Ordinary Shares Beneficially Owned
	Class A	Class B			% of
	ordinary	ordinary	Total ordinary	% of total	aggregate
	shares	shares	shares	ordinary shares†	voting power ††
Directors and Executive Officers**:
Jinbo Yao(1)	1,008,514	29,590,120	30,598,634	10.2%	42.0%
Xiaoguang Wu(2)	—	—	—	—	—
Herman Yu(3)	*	—	*	*	*
Chi (Eric) Zhang(4)	—	—	—	—	—
Li (Lily) Dong	—	—	—	—	—
Robert Frank (Bob) Dodds Jr.	—	—	—	—	—
Jiandong Zhuang(5)	*	—	*	*	*
Mingke He	*	—	*	*	*
Hao Zhou	*	—	*	*	*
Wei Ye	*	—	*	*	*
Hongyu Xing	*	—	*	*	*
Minghui Xiang	*	—	*	*	—
All Directors and Executive Officers as a group	3,602,136	29,590,120	33,192,256	11.0%	42.2%
Principal Shareholders:
Tencent Holdings Limited(6)	52,563,898	14,722,000	67,285,898	22.4%	28.3%
Standard Life Aberdeen plc(7)	29,984,972	—	29,984,972	10.0%	4.2%
Nihao China Corporation(8)	831,436	28,587,204	29,418,640	9.8%	40.6%
T. Rowe Price Associates, Inc.(9)	19,754,314	—	19,754,314	6.6%	2.8%

*      Less than one percent of our total outstanding capital.

**   Except for Mr. Xiaoguang Wu, , Mr. Herman Yu and Mr. Eric Zhang, the business address of our directors and executive officers is c/o Building 105, 10 Jiuxianqiao North Road Jia, Chaoyang District, Beijing 100015, the People’s Republic of China.

†

The number of ordinary shares outstanding in calculating the percentages for each listed person or group includes the ordinary shares underlying the options held by such person or group exercisable within 60 days of March 31, 2020. Percentage of beneficial ownership of each listed person or group is based on (i) 299,728,769 ordinary shares outstanding as of March 31, 2020, and (ii) the number of ordinary shares underlying share incentive awards exercisable by such person or group within 60 days of March 31, 2020.

††

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all outstanding shares of our Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)	Consists of (i) 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust; and (ii) 1,002,916 Class B ordinary shares beneficially owned by certain of our executive officers and employees who acquired the ownership of these shares pursuant to our employee stock option plan and who authorize Mr. Yao to vote these shares on their behalf under power of attorney; and (iii) 177,078 Class A ordinary shares issuable to Mr. Jinbo Yao upon conversion of restricted share units within 60 days of March 31, 2020.
(2)	The business address of Mr. Wu is 50F, Tencent Binhai Building, Haitian 2nd Avenue, Nanshan District, Shenzhen, P. R. China.
(3)	The business address of Mr. Yu is Baidu Campus, No. 10 Shangdi 10th Street, Haidian District, Beijing 100085, PRC.
(4)	The business address of Mr. Zhang is Suite 5704-07, Two IFC, 8 Finance Street, Central, Hong Kong.
(5)	Mr. Zhuang has authorized Mr. Jinbo Yao under power of attorney to vote the ordinary shares that Mr. Zhuang currently owns through Magic Mirror Holdings Limited, a British Virgin Islands company wholly owned by Mr. Zhuang.
(6)	Consists of (i) 41,419,336 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, (ii) 4,384,207 ADSs (representing 8,768,414 Class A ordinary shares) directly held by THL E Limited and (iii) 1,188,074 ADSs (representing 2,376,148 Class A ordinary shares) directly held by Huang River Investment Limited. Tencent Holdings Limited is reported as the beneficial owner of the aforementioned shares. The business address of Ohio River Investment Limited and THL E Limited is c/o Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong, as reported on Schedule 13D/A filed on November 22, 2016.
(7)	Consists of 14,992,486 ADSs (representing 29,984,972 Class A ordinary shares) held by Standard Life Aberdeen plc, an investment advisor incorporated in the United Kingdom, as reported on Schedule 13G filed by Standard Life Aberdeen plc on February 10, 2020. The address of Standard Life Aberdeen plc is 1 George Street, Edinburgh X0 EH2 2LL, as reported on the same Schedule 13G.
(8)	Consists of 28,587,204 Class B ordinary shares and 415,718 ADSs (representing 831,436 Class A ordinary shares) held by Nihao China Corporation, a British Virgin Islands company beneficially owned by Mr. Yao through a trust. Nihao China Corporation has pledged 18,834,627 Class B ordinary shares as security for a loan extended to Mr. Yao by UBS AG, London Branch in December 2015, with the most recent amendment and restructuring in January 2020.
(9)	Consists of 9,877,157 ADSs (representing 19,754,314 Class A ordinary shares) held by T. Rowe Price Associates, Inc., an investment advisor incorporated in Maryland, as reported on Schedule 13G filed by T. Rowe Price Associates, Inc. on February 14, 2020. Such ADSs are beneficially owned by the individual and institutional clients which Rowe Price Associates, Inc. serves as investment adviser. The address of T. Rowe Price Associates, Inc. is 100 E. Pratt Street, Baltimore, MD 21202, as reported on the same Schedule 13G.

To our knowledge, as of March 31, 2020, a total of 214,302,850 Class A ordinary shares were held by a record holder in the United States, the depositary of our ADS program, representing approximately 71.5% of our total outstanding shares on an as-converted basis. Among the Class A ordinary shares held by such record holder, 1,225,544 Class A ordinary shares were issued and reserved for future exercise of vested options and RSUs under our share incentive plans by our management and other employees. None of our outstanding Class B ordinary shares were held by record holders in the United States as of March 31, 2020. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States.

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

Registration Rights

Investor Rights Agreement with Tencent

Pursuant to an investor rights agreement dated June 30, 2014 that we entered into with Tencent, we have granted certain registration rights to Tencent. We have ceased to have any obligation to effect any demand, Form F-3, or piggyback registration since June 30, 2019, the date that is five years after the date of the agreement.

Registration Rights Agreement with Former Ganji Shareholders

Pursuant to a registration rights agreement dated April 20, 2015 that we entered into with certain new shareholders in connection with our issuance of new Class A ordinary shares as share portion of the purchase price for our acquisition of Ganji shares from the selling shareholders, we have granted certain registration rights to such new shareholders. We have ceased to have any obligation to effect any demand, Form F-3, or piggyback registration since April 20, 2020, the date that is five years after the date of the agreement.

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

Investment in Zhuan Zhuan

In April 2017, Tencent invested US$200.0 million in cash and additional business resources in Zhuan Zhuan Holding in exchange for a minority equity ownership. Zhuan Zhuan Holding is an entity we created and into which we transferred our business relating to the Zhuan Zhuan app and certain used goods related listing channels from the 58 and Ganji classified platforms. We continue our direct traffic and other business support to Zhuan Zhuan Holding. In September 2019, Zhuan Zhuan Holding entered into definitive agreements with a group of investors, including our Company, Tencent and certain new investors for its series B round financing for a combination of cash and additional business resources amounted to approximately US$300 million. Currently we remain the majority shareholder of Zhuan Zhuan Holding, owning 63.5% of equity interests in Zhuan Zhuan on an issued and outstanding basis, and continue to consolidate its financial results. As of December 31, 2019, US$170 million cash consideration of this financing were received.

Acquisition of the Remaining Ganji Equity Interests from Tencent

See “Item 4. Information on the Company—A. History and Development of the Company.”

Transactions related to Finance Business

In September 2017, we entered into a framework agreement with Mr. Jinbo Yao, the chief executive officer of our company, and other parties thereto, and disposed our financial services and other finance related business, or the Finance Business, to Mr. Jinbo Yao, who in return contributed RMB150 million to the Finance Business subsequent to the disposal. We agreed to provide to the Finance Business, among other things, some traffic support and the right to use certain intellectual property rights. In return, we are entitled to share a certain fixed percentage of profit generated by the Finance Business, or the profit participation right.

In September 2019, in order to provide the Finance Business with more flexibility in future fund raising and acquisitions, we entered into definitive agreements to convert such profit participation rights to certain number of shares of Golden Pacer. In parallel, Golden Pacer entered into definitive agreements with Uxin Limited pursuant to which Golden Pacer will acquire the loan facilitation related business from Uxin Limited. In April 2020, the two transactions abovementioned were completed when Golden Pacer and Uxin Limited entered into supplementary agreements to modify their transactions in light of the changes in the regulatory environment and the impact of COVID-19 outbreak. We have converted the abovementioned profit participation rights into equity of Golden Pacer, and we currently hold 40% of the share capital of Golden Pacer on a fully diluted basis.

In 2019, one of the PRC subsidiaries of Golden Pacer that operates the Finance Business obtained a one-year term loan of RMB400 million at an interest rate of 4.25% per annum from a local commercial bank. We have agreed to provide guarantee for the loan and deposited and pledged a total amount of RMB417 million with such bank. The borrower of the loan has agreed to pay us RMB16 million guarantee service fees and reimburse us for any payment to the bank in case of its default on the loan.

In January 2020, pursuant to the arrangement in the abovementioned framework agreement, we contributed US$71.4 million as capital injection and helped Golden Pacer set up a financial guarantee company, and Golden Pacer will repay the amount of contribution in installments, plus interest to be determined based on the market interest rate, over the subsequent three-year period.

Transactions related to Uxin Limited

On May 29, 2019, we purchased a convertible note in a principal amount of US$100 million issued by Uxin Limited, which bears interest at a rate of 3.75% per annum from the issuance date and mature in five years thereafter. Such note is convertible into class A ordinary shares of Uxin Limited at an initial conversion price of US$1.03 per share, subject to certain adjustments, after a 180-day period following the date of issuance. We are entitled to registration rights with respect to all the class A ordinary shares of Uxin Limited that the note may convert into. As of the date of this annual report, we have not converted such note to class A ordinary shares of Uxin Limited. We are also entitled to nominate one director to the board of directors of Uxin Limited.

On March 24, 2020, we entered into definitive agreements with Uxin Limited to purchase certain assets and liabilities related to Uxin's B2B online used car auction business for a total cash consideration of US$105 million. The transactions contemplated under the definitive agreements are subject to customary closing conditions, and are currently expected to close by the first half of 2020.

Loan to 58 Home

In February 2020, we lent RMB104.7 million to 58 Home, which will be due within one-year from the date of lending.

Investment in Ai Fang

In 2019, we jointly established Ai Fang, with a publicly traded company and a private company in China to engage in the promotion and sale of primary property for real estate developers. We invested RMB153 million in cash and held 30% of the equity interests in Ai Fang as of December 31, 2019.

To support the fast growth of Ai Fang’s business, in March 2020, we further invested RMB139.1 million in Ai Fang’s equity and RMB370.9 million in Ai Fang’s convertible notes. Upon completion of this further investment, our equity interest in Ai Fang was increased to 45%. As of December 31, 2019, we accounted for our investment in Ai Fang using equity method.

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

The following are summaries of the material provisions of our current memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. The information set forth in Exhibit 2.4 to this Annual Report on Form 20-F is incorporated herein by reference. This summary is not complete, and you should read our third current memorandum and articles of association, which has been filed as Exhibit 1.1 to this annual report on Form 20-F.

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

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Our articles of association provide that dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our board of directors determines is no longer needed. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Law. Holders of Class A ordinary shares and Class B ordinary shares will be entitled to the same amount of dividends, if declared.

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

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share or recognize any instrument of transfer unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the NYSE may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Our articles of association also authorizes our board of directors to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

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

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

The Enterprise Income Tax Law and the implementation rules provide that an income tax rate of 10% will normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (i) do not have an establishment or place of business in China or (ii) have an establishment or place of business in China, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within China. The PRC State Council or an applicable tax treaty between the PRC and the jurisdictions in which the non-PRC investors reside may reduce such income tax rate. Pursuant to an Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the relevant PRC tax authority to have satisfied the relevant conditions and requirements under the Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on SAT Circular 81 issued by the State Administration of Taxation in February 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, the PRC tax authorities may adjust the preferential tax treatment. Pursuant to SAT Circular 9 issued by the State Administration of Taxation in February 2018, which took effect on April 1, 2018 and superseded SAT Circular 601 issued by the State Administration of Taxation in October 2009, companies not engaged in substantive business activities may not be recognized as beneficial owners and thus are not entitled to the above-mentioned reduced income tax rate of 5% under the Double Tax Avoidance Arrangement. In August 2015, the State Administration of Taxation promulgated SAT Circular 60, which became effective on November 1, 2015. SAT Circular 60 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax rate. Instead, non-resident enterprises and their withholding agents may, by self-assessment and upon their confirmation that the prescribed criteria are met, directly apply the reduced withholding tax rate, and file the necessary forms and supporting documents when conducting tax filings, which will be subject to post-filing examinations by the relevant tax authorities. In October 2019, SAT issued SAT Circular 35, which took effect on January 1, 2020 and superseded SAT Circular 60. SAT Circular 35 abolished the record-filing procedure for justifying the tax treaty eligibility of taxpayers, and stipulates that non-resident taxpayers can enjoy tax treaty benefits via the "self-assessment of eligibility, claiming treaty benefits, retaining documents for inspection" mechanism. Non-resident taxpayers can claim tax treaty benefits after self-assessment provided that relevant supporting documents shall be collected and retained by the taxpayers for post-filing inspection by the tax authorities. None of our Hong Kong subsidiaries have applied for the approval for a withholding tax rate of 5% from local tax authority prior to SAT Circular 35, nor have any of our PRC subsidiaries applied the 5% tax rate directly to any dividend payment after the SAT Circular 35, as our PRC subsidiaries have not paid dividends to us.

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

Assuming that we are the owner of Beijing 58 and other consolidated variable interest entities for United States federal income tax purposes, we believe that we primarily operate as an active provider of online marketing services. Based on our current income and assets and projections as to the value of our assets based, in part, on the market value of our ADSs and outstanding Class A ordinary shares, we do not believe that we were a PFIC for our taxable year ended December 31, 2019 and, although no assurances can be made in this regard, we do not expect to be a PFIC for the current taxable year or any subsequent taxable year. While we do not anticipate becoming a PFIC, because our value of the assets for purposes of the asset test may be determined by reference to the market price of our ADSs or ordinary shares, fluctuations in the market price of our ADSs or Class A ordinary shares may cause us to become a PFIC for the current or subsequent taxable years. Under circumstances where revenues from activities that produce passive income significantly increase relative to our revenues from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our ADSs or Class A ordinary shares, unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, or pre-PFIC year, will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the individuals or corporations, as appropriate, for that year and will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to each such other taxable year.

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

With respect to individuals and certain other non-corporate U.S. Holders, dividends may constitute “qualified dividend income” that is subject to tax at the lower applicable capital gains rates provided that (1) the ADSs or ordinary shares on which the dividends are paid are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are not a PFIC for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. The ADSs, but not our ordinary shares, are listed on the New York Stock Exchange so we anticipate that the ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard. In the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether our ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation applicable to qualified dividend income. U.S. Holders should consult their tax advisors regarding the availability of the lower capital gains rate applicable to qualified dividend income for dividends paid with respect to the ADSs or ordinary shares.

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

Sale or Other Disposition of ADSs or Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss, if any, upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADS or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, we may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or Class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the Treaty or fails to make the election to treat any gain as foreign-source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our ADSs or Class A ordinary shares, including the availability of the foreign tax credit under their particular circumstances.

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

Item 11.               Quantitative and Qualitative Disclosures About Market Risk

Foreign Exchange Risk

Our operating transactions and assets and liabilities are mainly denominated in Renminbi. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in our ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in RMB, while our ADSs will be traded in U.S. dollars.

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future. To the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the RMB amount we receive from the conversion. Conversely, if we decide to convert Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amounts available to us.

The net foreign exchange loss recognized in 2019 was insignificant. We do not believe that we currently have any significant direct foreign exchange risk and have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk.

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

Item 12.               Description of Securities Other Than Equity Securities

A.           Debt Securities

Not applicable.

B.           Warrants and Rights

Not applicable.

C.           Other Securities

Not applicable.

D.           American Depositary Shares

Fees and Charges Our ADS Holders May Have to Pay

Holders of our ADSs will be required to pay the following service fees to the depositary bank:

Service	Fees
● Issuance of ADSs	Up to U.S. 5¢ per ADS issued
● Cancellation of ADSs	Up to U.S. 5¢ per ADS canceled
● Distribution of cash dividends or other cash distributions	Up to U.S. 5¢ per ADS held
● Distribution of ADSs pursuant to stock dividends, free stock distributions or exercise of rights.	Up to U.S. 5¢ per ADS held
● Distribution of securities other than ADSs or rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held
● Depositary Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

Holders of our ADSs will also be responsible to pay certain fees and expenses incurred by the depositary bank and certain taxes and governmental charges such as:

●	fees for the transfer and registration of ordinary shares charged by the registrar and transfer agent for the ordinary shares in the Cayman Islands (i.e., upon deposit and withdrawal of ordinary shares);
●	expenses incurred for converting foreign currency into U.S. dollars;
●	expenses for cable, telex and fax transmissions and for delivery of securities;

●	taxes and duties upon the transfer of securities (i.e., when ordinary shares are deposited or withdrawn from deposit); and
●	fees and expenses incurred in connection with the delivery or servicing of ordinary shares on deposit.

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

Fees and Other Payments Made by the Depositary to Us

The depositary bank may reimburse us for certain expenses incurred by us in respect of the ADR program established pursuant to the deposit agreement, by making available a portion of the depositary fees charged in respect of the ADR program or otherwise, upon such terms and conditions as we and the depositary bank may agree from time to time. We did not receive any reimbursement from the depositary in 2019.

PART II

Item 13.               Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.               Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.               Controls and Procedures

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) as of December 31, 2019, the end of the period covered by this annual report.

Based upon that evaluation, our management has concluded that, as of December 31, 2019, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and form, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officers and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules promulgated by the SEC, our management, including our chief executive officer and chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2019 using the criteria set forth in the report “Internal Control — Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission (known as COSO).

Our management has concluded that we maintained effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by PricewaterhouseCoopers Zhong Tian LLP, an independent registered public accounting firm, as stated in their report which is included in Item 18 of this annual report.

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

Item 16C.            Principal Accountant Fees and Services

The following table sets forth the aggregate fees by the categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our independent registered public accounting firm for the years ended December 31, 2018 and 2019. We did not pay any other fees to our auditors during the periods indicated below.

	For the Year Ended December 31,
	2018	2019
	(in thousands of RMB)
Audit fees (1)	17,500	18,000
Other fees (2)	—	750
(1)	“Audit fees” represent the aggregate fees for professional services rendered by our principal auditors for the audit of our annual consolidated financial statements, review of quarterly financial information and audit services that are normally provided by the principal accountant in connection with regulatory filings or engagements.
(2)	"Other fees" represent the aggregate fees incurred in each of the fiscal years listed for services rendered by our principal auditors other than services reported under "Audit fees".

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

2.1	Registrant’s Specimen American Depositary Receipt (included in Exhibit 2.3).

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

2.4*	Description of Securities registered under Section 12 of the Securities Exchange Act of 1934.

4.1

2010 Employee Stock Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

4.2

2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013), and Amendment No.1 to the 2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 (File No. 333-205011) filed with the SEC on June 17, 2015).

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

4.6

English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 and June 28, 2013, respectively (incorporated herein by reference to Exhibit 4.6 of the Registrant's Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

Exhibit Number	Description of Document
4.7

English translation of the Amended and Restated Exclusive Option Agreements among Beijing Chengshi Wanglin Information Technology Co., Ltd., Jinbo Yao and Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 (incorporated herein by reference to Exhibit 4.7 of the Registrant's Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.8

English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 and June 28, 2013, respectively (incorporated herein by reference to Exhibit 4.8 of the Registrant's Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.9

English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.9 of the Registrant's Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.10

Investor Rights Agreement, dated June 30, 2014, between the Registrant, Ohio River Investment Limited, Nihao China Corporation and Jinbo Yao (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F filed with the SEC on April 29, 2015).

4.11

Registration Rights Agreement, dated April 20, 2015, by and among the Registrant and certain selling shareholders of Falcon View Technology (incorporated herein by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F filed with the SEC on May 13, 2016).

4.12

English translation of form of the Exclusive Business Cooperation Agreement between 58 Home’s WFOE and a VIE (incorporated herein by reference to Exhibit 4.12 of the Registrant's Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.13

English translation of form of the Amended and Restated Equity Interest Pledge Agreements among 58 Home’s WFOE, a VIE and each of the shareholders of a VIE (incorporated herein by reference to Exhibit 4.13 of the Registrant's Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019)

4.14

English translation of form of the Amended and Restated Exclusive Option Agreements among 58 Home’s WFOE, a VIE and each of the shareholders of a VIE (incorporated herein by reference to Exhibit 4.14 of the Registrant's Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.15

English translation of form of the Amended and Restated Power of Attorney issued by each of the shareholders of a VIE (incorporated herein by reference to Exhibit 4.15 of the Registrant's Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.16

English translation of form of the Amended and Restated Loan Agreements between 58 Home’s WFOE and each of the shareholders of a VIE (incorporated herein by reference to Exhibit 4.16 of the Registrant's Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.17

English translation of the Exclusive Business Cooperation Agreement between Tianjin Zhuanzhuan World Technology Co., Ltd. and Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated June 22, 2017 (incorporated herein by reference to Exhibit 4.29 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 30, 2018).

4.18

English translation of the Equity Interest Pledge Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018 (incorporated herein by reference to Exhibit 4.30 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 30, 2018).

Exhibit Number	Description of Document
4.19

English translation of the Exclusive Option Agreements among Tianjin Zhuanzhuan World Technology Co., Ltd., Beijing Zhuanzhuan Spirit Technology Co., Ltd. and each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018 (incorporated herein by reference to Exhibit 4.31 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 30, 2018).

4.20

English translation of Power of Attorney issued by each of the shareholders of Beijing Zhuanzhuan Spirit Technology Co., Ltd. dated February 11, 2018 (incorporated herein by reference to Exhibit 4.32 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 30, 2018).

4.21†

English translation of Equity Transfer Agreement on 5i5j Holding Group Co., Ltd. between Beijing Hezhao Jiusheng Investment Co., Ltd., Kunming Handing Shiji Enterprise Management Co., Ltd., Tibet Shengju Investment Co., Ltd. and 58 Co., Ltd. dated June 22, 2018 (incorporated herein by reference to Exhibit 4.23 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.22*

Convertible Note Purchase Agreement among Uxin Limited, Mr. Kun Dai, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., ClearVue UXin Holdings, Ltd., Magic Carpet International Limited and Zhuhai Guangkong Zhongying Industrial Investment Fund (Limited Partnership), dated May 29, 2019 (incorporated herein by reference to Exhibit 7.02 of the Schedule 13D (File No. 005-90751) filed by 58.com Holdings Inc. and 58.com Inc. with the SEC on June 20, 2019).

4.23*

Investors’ Rights Agreement among Uxin Limited, Redrock Holding Investments Limited, TPG Growth III SF Pte. Ltd., 58.com Holdings Inc., Mr. Kun Dai, Xin Gao Group Limited, Gao Li Group Limited and JenCap UX, dated June 10, 2019 (incorporated herein by reference to Exhibit 7.03 of the Schedule 13D (File No. 005-90751) filed by 58.com Holdings Inc. and 58.com Inc. with the SEC on June 20, 2019).

4.24*

Series B Preferred Share and Warrant Purchase Agreement by and among Zhuan Spirit Holdings Limited, Magic Heart Inc., CIVILIZATION AND TIME LTD, Tencent Mobility Limited, 58 Co., Ltd., Qingdao Caigao Group Co., Ltd., TOPLAND GLOBAL HOLDINGS LIMITED, Shanghai Yuya Enterprise Management Partnership (Limited Partnership), Qingdao Panshi Kaiyuan Trade Co., Ltd., Qingdao Lida Shopping Center Co., Ltd., Lemi (Tianjin) Architectural Engineering Programming and Design  Co., Ltd. and certain other parties dated September 9, 2019.

4.25*

Amended and Restated Shareholders’ Agreement among Magic Heart Inc., Tencent Mobility Limited, CIVILIZATION AND TIME LTD, Huang Wei, 58 Co., Ltd., Qingdao Caigao Group Co., Ltd., TOPLAND GLOBAL HOLDINGS LIMITED, Shanghai Yuya Enterprise Management Partnership (Limited Partnership), Qingdao Panshi Kaiyuan Trade Co., Ltd., Qingdao Lida Shopping Center Co., Ltd., Lemi (Tianjin) Architectural Engineering Programming and Design Co., Ltd., Zhuan Spirit Holdings Limited and certain other parties dated September 9, 2019.

4.26*	Series Angel Preferred Share Purchase Agreement between Golden Pacer and 58.com Inc. dated September 30, 2019.

4.27*

Amended and Restated Shareholders Agreement by and among Golden Pacer, Golden Hawk Limited, Tianjin Wuba Shuke Information Technology Co., Ltd., Tianjin Wuba Rongxin Information Technology Co., Ltd., Tianjin Wuba Jinfu Co., Ltd., Jinbo Yao, Golden Rhapsody Limited, Golden Rockets L.P., 58.com Inc., Tencent Mobility Limited and certain other parties dated April 23, 2020.

8.1*	Principal subsidiaries of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013).

12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Document
13.2**	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of PricewaterhouseCoopers Zhong Tian LLP, Independent Registered Public Accounting Firm

15.2*	Consent of Han Kun Law Offices

15.3***	Consent of PricewaterhouseCoopers Zhong Tian LLP regarding the opinion in Exhibit 99.1

99.1***	Consolidated Financial Statements of 58 Daojia Inc. as of December 31, 2019 and 2018 and for the three years ended December 31, 2019.

101.INS*	Inline XBRL Instance Document- The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL Document

101.SCH*	Inline XBRL Taxonomy Extension Schema Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

*      Filed herewith

**    Furnished herewith

***  To be filed by amendment within six months of December 31, 2019

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

Date: April 29, 2020

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of 58.com Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of 58.com Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2(v) to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Investments in Preference Shares of Guazi.com Inc. (“Guazi”)

As described in Notes 6 and 14 to the consolidated financial statements, the Company’s investments in preference shares of Guazi were re-measured at a fair value of RMB1,897.9 million, as of the date that an observable price change of these securities was identified, which is included in the Company’s long-term investments as of December 31, 2019. Management recorded a fair value change of RMB1,381.1 million as investment income for the year ended December 31, 2019. Management used a market approach to determine the total equity value of Guazi, then used an equity allocation model to determine the fair value of the underlying preference shares, which involved the use of significant assumptions including risk-free rate, lack of marketability discount and expected volatility.

The principal considerations for our determination that performing procedures relating to the valuation of investments in preference shares of Guazi is a critical audit matter are (i) there was significant judgment made by management when developing the fair value measurement, which in turn led to a high degree of auditor judgment and subjectivity in performing procedures and evaluating audit evidence related to the valuation; (ii) significant audit effort was required in evaluating significant assumptions used in the valuation including risk-free rate, lack of marketability discount and expected volatility; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Guazi preference shares, including controls over the model, data and assumptions used in the valuation. These procedures also included, among others, testing management’s process for developing the fair value measurement; evaluating the appropriateness of the valuation model; testing the completeness, accuracy, and relevance of data used in the model; and evaluating significant assumptions used by management including risk-free rate, lack of marketability discount and expected volatility. Evaluating management’s assumptions involved evaluating whether the assumptions were reasonable considering (i) the consistency with external market data and (ii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s valuation model and certain significant assumptions including risk-free rate, lack of marketability discount and expected volatility.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 29, 2020

We have served as the Company’s auditor since 2011.

58.com Inc.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2018 and 2019

(in thousands, except share and per share data, unless otherwise noted)

	As of December 31,
	2018	2019	2019
			US$
	RMB	RMB	Note 2(c)
ASSETS
Current assets:
Cash and cash equivalents	2,387,478	5,293,206	758,752
Restricted cash-current	812,000	477,099	68,390
Term deposits	—	70,000	10,034
Short-term investments	4,587,610	8,414,348	1,206,151
Accounts receivable (net of allowance for doubtful accounts of RMB65,620 and RMB95,765 as of December 31, 2018 and 2019, respectively)	917,443	1,209,251	173,339
Prepayments and other current assets	813,403	2,326,920	333,551
Total current assets	9,517,934	17,790,824	2,550,217
Non-current assets:
Property and equipment, net	1,329,752	1,305,793	187,178
Intangible assets, net	1,099,945	886,565	127,084
Right-of-use assets, net	—	275,459	39,486
Land use rights, net	3,610	3,532	506
Goodwill	15,874,220	15,874,220	2,275,482
Long-term investments	3,365,906	6,086,511	872,468
Investment in convertible notes	—	669,715	96,000
Long-term prepayments and other non-current assets	639,478	469,592	67,314
Total non-current assets	22,312,911	25,571,387	3,665,518
Total assets	31,830,845	43,362,211	6,215,735
LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	812,794	—	—
Accounts payable (including accounts payable of the consolidated variable interest entities (“VIEs”) without recourse to the Company of RMB297,774 and RMB383,504 as of December 31, 2018 and 2019, respectively)	887,558	1,042,697	149,465
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to the Company of RMB803,140 and RMB595,045 as of December 31, 2018 and 2019, respectively)	2,348,333	2,154,920	308,896
Customer advances (including customer advances of the consolidated VIEs without recourse to the Company of RMB239,622 and RMB337,952 as of December 31, 2018 and 2019, respectively)	1,465,169	1,986,108	284,698
Taxes payable (including taxes payable of the consolidated VIEs without recourse to the Company of RMB35,583 and RMB77,417 as of December 31, 2018 and 2019, respectively)	250,231	698,104	100,069
Salary and welfare payable (including salary and welfare payable of the consolidated VIEs without recourse to the Company of RMB295,430 and RMB320,769 as of December 31, 2018 and 2019, respectively)	642,445	753,267	107,977
Operating lease liabilities-current (including operating lease liabilities-current of the consolidated VIEs without recourse to the Company of nil and RMB108,211 as of December 31, 2018 and 2019, respectively)	—	137,310	19,683
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to the Company of RMB312,681 and RMB535,823 as of December 31, 2018 and 2019, respectively)	878,368	1,053,007	150,943
Total current liabilities	7,284,898	7,825,413	1,121,731
Non-current liabilities:
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to the Company of RMB246,858 and RMB208,050 as of December 31, 2018 and 2019, respectively)	283,112	389,719	55,864
Operating lease liabilities-non-current (including operating lease liabilities-non-current of the consolidated VIEs without recourse to the Company of nil and RMB120,247 as of December 31, 2018 and 2019, respectively)	—	138,554	19,861
Other non-current liabilities (including other non-current liabilities of the consolidated VIEs without recourse to the Company of nil as of both December 31, 2018 and 2019)	1,675	—	—
Total non-current liabilities	284,787	528,273	75,725
Total liabilities	7,569,685	8,353,686	1,197,456
Commitments and contingencies (Note 26)
Mezzanine equity:
Mezzanine classified noncontrolling interests	1,944,397	3,668,876	525,913
Total mezzanine equity	1,944,397	3,668,876	525,913
Shareholders’ equity:
58.com Inc. shareholders’ equity:
Ordinary shares (US$0.00001 par value, 5,000,000,000 (including 4,800,000,000 Class A and 200,000,000 Class B) shares authorized as of both December 31, 2018 and 2019; 296,444,579 (including 250,858,415 Class A and 45,586,164 Class B) and 299,277,413 (including 254,045,293 Class A and 45,232,120 Class B) shares issued and outstanding as of December 31, 2018 and 2019, respectively)	19	19	3
Additional paid-in capital	21,621,665	21,942,829	3,145,384
Retained earnings	439,514	8,892,773	1,274,730
Accumulated other comprehensive income/(loss)	(40,622)	95,903	13,747
Total 58.com Inc. shareholders’ equity	22,020,576	30,931,524	4,433,864
Noncontrolling interests	296,187	408,125	58,502
Total shareholders’ equity	22,316,763	31,339,649	4,492,366
Total liabilities, mezzanine equity and shareholders’ equity	31,830,845	43,362,211	6,215,735

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2017, 2018 and 2019

(in thousands, except share, per share and per ADS data, unless otherwise noted)

	For the Year Ended December 31,
	2017	2018	2019	2019
				US$
	RMB	RMB	RMB	Note 2(c)
Revenues:
Membership	3,789,524	4,399,058	4,470,916	640,881
Online marketing services	5,978,491	8,282,593	10,158,442	1,456,157
E-commerce services	73,941	72,596	266,848	38,251
Other revenues	226,824	383,568	680,317	97,520
Total revenues	10,068,780	13,137,815	15,576,523	2,232,809
Cost of revenues(1)	(925,497)	(1,437,795)	(1,798,407)	(257,792)
Gross profit	9,143,283	11,700,020	13,778,116	1,975,017
Operating expenses(1):
Sales and marketing expenses	(5,212,360)	(6,861,845)	(8,049,662)	(1,153,875)
Research and development expenses	(1,368,441)	(1,702,748)	(2,058,663)	(295,098)
General and administrative expenses	(766,017)	(748,766)	(817,302)	(117,156)
Total operating expenses	(7,346,818)	(9,313,359)	(10,925,627)	(1,566,129)
Income from operations	1,796,465	2,386,661	2,852,489	408,888
Other income/(expenses):
Interest income/(expense), net	(1,623)	15,529	55,937	8,019
Investment income, net	342,241	38,634	6,135,089	879,431
Share of results of equity investees	(687,400)	(91,497)	(9,423)	(1,351)
Gain/(loss) on deconsolidation and disposal of businesses	—	(3,274)	3,653	524
Foreign currency exchange (loss)/gain, net	793	597	(17,592)	(2,522)
Others, net	85,455	82,113	259,407	37,185
Income before income tax	1,535,931	2,428,763	9,279,560	1,330,174
Income tax expenses	(146,689)	(299,705)	(834,334)	(119,597)
Net income	1,389,242	2,129,058	8,445,226	1,210,577
Net loss/(income) attributable to noncontrolling interests	(4,667)	139	8,033	1,151
Net income attributable to 58.com Inc.	1,384,575	2,129,197	8,453,259	1,211,728
Deemed dividend to mezzanine classified noncontrolling interests	(99,507)	(132,202)	(175,045)	(25,092)
Net income attributable to 58.com Inc. ordinary shareholders	1,285,068	1,996,995	8,278,214	1,186,636
Net income	1,389,242	2,129,058	8,445,226	1,210,577
Other comprehensive income:
Foreign currency translation adjustment, net of nil tax	82,926	15,486	137,371	19,691
Comprehensive income	1,472,168	2,144,544	8,582,597	1,230,268
Comprehensive loss/(income) attributable to noncontrolling interests	(4,667)	(298)	7,187	1,030
Deemed dividend to mezzanine classified noncontrolling interests	(99,507)	(132,202)	(175,045)	(25,092)
Comprehensive income attributable to 58.com Inc.	1,367,994	2,012,044	8,414,739	1,206,206
Net earnings per ordinary share attributable to ordinary shareholders - basic	4.41	6.77	27.79	3.98
Net earnings per ordinary share attributable to ordinary shareholders - diluted	4.35	6.66	27.46	3.94
Net earnings per ADS attributable to ordinary shareholders - basic (One ADS represents two ordinary shares)	8.82	13.54	55.59	7.97
Net earnings per ADS attributable to ordinary shareholders - diluted (One ADS represents two ordinary shares)	8.70	13.33	54.92	7.87
Weighted average number of ordinary shares used in computing basic earnings per share	291,475,725	294,902,518	297,836,268	297,836,268
Weighted average number of ordinary shares used in computing diluted earnings per share	295,304,995	299,711,258	301,449,100	301,449,100

Note:

(1)	Share-based compensation expenses were allocated in cost of revenues and operating expenses as follows:

	For the Year Ended December 31,
	2017	2018	2019	2019
				US$
	RMB	RMB	RMB	Note 2(c)
Cost of revenues	3,278	6,354	7,743	1,110
Sales and marketing expenses	69,926	90,919	109,011	15,626
Research and development expenses	126,116	182,410	208,273	29,855
General and administrative expenses	151,249	183,191	219,675	31,489

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2017, 2018 and 2019

(in thousands, except share data and per share data, unless otherwise noted)

	Attributable to 58.com Inc. ordinary shareholders
				Retained	Accumulated
			Additional	earnings/	other		Total
	Ordinary shares		paid-in	(Accumulated	comprehensive	Noncontrolling	shareholders’
	Shares*	Amount	capital	Deficit)	income/(loss)	Interests	equity
		RMB	RMB	RMB	RMB	RMB	RMB
Balance as of December 31, 2016	289,670,997	18	20,907,599	(3,070,735)	(138,597)	67,434	17,765,719
Net income	—	—	—	1,384,575	—	4,667	1,389,242
Share-based compensation	—	—	339,835	—	—	—	339,835
Exercise of share options and restricted share units	4,294,134	—	100,801	—	—	—	100,801
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(99,507)	—	—	—	(99,507)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	82,926	—	82,926
Contribution from noncontrolling interests	—	—	—	—	—	164,589	164,589
Disposal of subsidiaries	—	—	87,781	—	—	(15,004)	72,777
Others	—	—	2,278	(3,523)	—	—	(1,245)
Balance as of December 31, 2017	293,965,131	18	21,338,787	(1,689,683)	(55,671)	221,686	19,815,137
Net income/(loss)	—	—	—	2,129,197	—	(139)	2,129,058
Share-based compensation	—	—	414,685	—	—	28,627	443,312
Exercise of share options and restricted share units	2,479,448	1	13,517	—	—	—	13,518
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(132,202)	—	—	—	(132,202)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	15,049	437	15,486
Capital injection from noncontrolling interest shareholder	—	—	—	—	—	80,000	80,000
Acquisition of noncontrolling interests in subsidiaries	—	—	(13,122)	—	—	(36,689)	(49,811)
Disposal of subsidiaries	—	—	—	—	—	6,410	6,410
Others	—	—	—	—	—	(4,145)	(4,145)
Balance as of December 31, 2018	296,444,579	19	21,621,665	439,514	(40,622)	296,187	22,316,763
Net income/(loss)	—	—	—	8,453,259	—	(8,033)	8,445,226
Share-based compensation	—	—	499,128	—	—	27,866	526,994
Exercise of share options and restricted share units	2,832,834	—	4,108	—	—	—	4,108
Deemed dividend to mezzanine classified noncontrolling interests	—	—	(175,045)	—	—	—	(175,045)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	136,525	846	137,371
Capital injection from noncontrolling interest shareholder	—	—	—	—	—	118,000	118,000
Acquisition of noncontrolling interests in subsidiaries	—	—	(7,027)	—	—	(21,086)	(28,113)
Others	—	—	—	—	—	(5,655)	(5,655)
Balance as of December 31, 2019	299,277,413	19	21,942,829	8,892,773	95,903	408,125	31,339,649
*	Ordinary shares include Class A ordinary shares and Class B ordinary shares. Please refer to Note 22 for more detail.

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2017, 2018 and 2019

(in thousands, except share data, unless otherwise noted)

	For the Year Ended December 31,
	2017	2018	2019	2019
				US$
	RMB	RMB	RMB	Note 2(c)
Cash flows from operating activities:
Net income	1,389,242	2,129,058	8,445,226	1,210,577
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation expenses	350,569	462,874	544,702	78,080
Depreciation and amortization expenses	435,627	413,092	399,668	57,290
Lease expense to reduce right-of-use assets	—	—	147,391	21,128
Investment income, net	(319,739)	(24,305)	(4,790,453)	(686,685)
Share of results of equity investees	687,400	91,497	9,423	1,351
Interest expense	51,404	28,086	12,365	1,772
Allowance for doubtful accounts and other current assets write-off	16,762	5,974	33,021	4,733
Change in fair value of long-term investments and investment in convertible notes	—	139,250	(1,139,844)	(163,390)
Loss/(gain) on deconsolidation and disposal of businesses	—	3,274	(3,653)	(524)
Impairment loss of long-term investments and other non-current assets	37,300	40,000	14,403	2,065
Loss/(income) on disposal of property and equipment	968	(3,225)	(1,202)	(172)
Deferred income taxes	(65,839)	(70,444)	50,060	7,176
Foreign currency exchange loss/(gain), net	(793)	(597)	17,592	2,522
Changes in operating assets and liabilities, net of acquisitions and disposals:
Accounts receivable	(260,265)	(261,151)	(377,771)	(54,151)
Prepayments and other assets	(345,300)	52,744	(149,467)	(21,425)
Accounts payable	40,503	268,784	168,662	24,177
Deferred revenues	285,352	224,578	(193,412)	(27,725)
Customer advances	129,362	99,621	426,444	61,128
Salary and welfare payable	(13,897)	106,483	111,910	16,042
Taxes payable	122,653	64,152	531,793	76,230
Operating lease liabilities	—	—	(146,986)	(21,070)
Accrued expenses and other liabilities	238,571	29,836	244,548	35,055
Net cash provided by operating activities	2,779,880	3,799,581	4,354,420	624,184
Cash flows from investing activities:
Purchase of property and equipment and intangible assets	(121,278)	(183,679)	(116,812)	(16,745)
Cash received for disposal of property and equipment	499	1,951	2,143	307
Purchase of long-term investments and investment in convertible notes	(467,385)	(1,792,895)	(2,150,344)	(308,240)
Cash received for disposal of long-term investments	353,485	16,500	4,407,267	631,757
Cash paid to term deposits and other advances	(15,824)	—	(70,000)	(10,034)
Proceeds from maturity of term deposits	61,228	—	—	—
Purchase of short-term investments	(18,527,200)	(26,461,220)	(38,714,305)	(5,549,483)
Proceeds from maturity of short-term investments	15,931,400	25,320,170	34,916,005	5,005,018
Cash paid for step-acquisition of Ganji, net of acquisition of cash	(91,867)	—	—	—
Cash paid for acquisitions of other subsidiaries, net of acquisition of cash	(3,100)	(9,796)	(38,356)	(5,499)
Net cash (paid)/received upon disposal of businesses	(330,248)	22,004	(5,249)	(752)
Net cash used in investing activities	(3,210,290)	(3,086,965)	(1,769,651)	(253,671)
Cash flows from financing activities:
Proceeds from exercise of share options	100,866	13,518	4,108	589
Proceeds from short-term and long-term loans	740,084	—	588,846	84,408
Repayment of short-term and long-term loans	(1,804,498)	(75,000)	(1,402,157)	(200,992)
Proceeds from issuance of preference shares of a subsidiary to Tencent and other investors	1,373,558	—	825,599	118,345
Contribution from noncontrolling interest holders	164,589	80,000	118,000	16,915
Cash received/(paid) on behalf of a related party	—	82,358	(81,328)	(11,658)
Cash paid for acquisitions of noncontrolling interests	—	(49,811)	(28,113)	(4,030)
Other financing payment	(3,523)	(4,145)	(5,655)	(811)
Net cash provided by financing activities	571,076	46,920	19,300	2,766
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(82,731)	29,610	(33,242)	(4,765)
Net increase in cash, cash equivalents and restricted cash	57,935	789,146	2,570,827	368,514
Cash, cash equivalents and restricted cash at the beginning of the year	2,352,397	2,410,332	3,199,478	458,628
Cash, cash equivalents and restricted cash at the end of the year	2,410,332	3,199,478	5,770,305	827,142
Supplemental disclosure of cash flow information:
Income tax paid, net	166,800	238,589	450,857	64,628
Interest expense paid	66,336	43,877	12,760	1,829
Supplemental disclosure of non-cash activities:
Property and equipment in accounts payable	9,001	4,434	40,319	5,780
Consideration receivable for disposal of Guazi preference shares	—	—	497,837	71,362
Deemed dividend to mezzanine classified noncontrolling interests	89,024	132,202	175,045	25,092
Non-cash consideration for investment in Sweetome Property Consulting Group Co.,Ltd. ("Sweetome")	—	—	94,923	13,607
Non-cash consideration for disposal of Finance Business	150,908	—	—	—
Non-cash contribution from Tencent for Zhuanzhuan preference share financing	345,306	—	705,636	101,149

The accompanying notes are an integral part of these consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

1.	Organization and principal activities

58.com Inc. (the “Company”), through its consolidated subsidiaries, including wholly-foreign owned enterprises (“WFOEs”), variable interest entities (“VIEs”) and VIEs’ subsidiaries (collectively, the “Group”), is primarily engaged in the operation of various multi-category online classifieds platforms and vertical listing platforms that enable local businesses and consumers to connect, share information and conduct business in the People’s Republic of China (the “PRC” or “China”).

In 2019, the Company’s major consolidated subsidiaries, VIEs and VIEs’ subsidiaries are as follows:

			Percentage
			of
			direct or
	Date of		indirect
	incorporation or	Place of	economic
Name	acquisition	incorporation	ownership
Wholly owned and majority owned subsidiaries of the Company:
China Classified Network Corporation (“CCNC BVI”)	January 5, 2010	British Virgin Islands	100%
China Classified Information Corporation Limited (“CCIC HK”)	January 18, 2010	Hong Kong	100%
Beijing Chengshi Wanglin Information Technology Co., Ltd. (“Wanglin”)	March 8, 2010	PRC	100%
58 Tongcheng Information Technology Co., Ltd. (“58 Technology”)	March 15, 2012	PRC	100%
Anjuke Inc. (“Anjuke”)	March 2, 2015	Cayman Island	100%
Ruiting Network Technology (Shanghai) Co., Ltd. (“Shanghai Ruiting”)	March 2, 2015	PRC	100%
58.com Holdings Inc. (“58 Holdings”)	July 11, 2014	British Virgin Islands	100%
Falcon View Technology (“Ganji”)	August 6, 2015	Cayman Island	100%
Beijing Yangguang Gudi Science Development Co., Ltd. (“Yangguang Gudi”)	August 6, 2015	PRC	100%
Zhuan Spirit Holdings Limited (“Zhuan Zhuan Holding”)	March 24, 2017	Cayman Island	63.5%
Zhuan Vision Holdings Limited (“Zhuan Vision”)	April 20, 2017	Hong Kong	63.5%
Tianjin Zhuanzhuan World Technology Co., Ltd (“Tianjin Zhuanzhuan”)	June 21, 2017	PRC	63.5%
VIEs and VIEs’ subsidiaries:
Beijing 58 Information Technology Co., Ltd. (“Beijing 58”)	December 12, 2005	PRC	100%
58 Co., Ltd.	July 28, 2011	PRC	100%
Shanghai Ruijia Information Technology Co., Ltd.	March 2, 2015	PRC	100%
Beijing 58 Auto Technology Co., Ltd. (“Beijing 58 Auto”, formerly known as Beijing Leftbrain Network Technology Co., Ltd.)	November 26, 2015	PRC	89.8%
Beijing Shanjing Kechuang Network Technology Co., Ltd. (“Shanjing Kechuang”)	August 6, 2015	PRC	100%
Beijing Zhuanzhuan Spirit Technology Co., Ltd. (“Beijing Zhuanzhuan”)	April 11, 2017	PRC	63.5%

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

a.	Contractual arrangements with the Group’s VIEs

In order to comply with the PRC laws and regulations which prohibit or restrict foreign control of companies involved in the provision of internet content and other restricted businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual agreements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include loan agreements, exclusive purchase option agreements, exclusive technology consulting and services agreements, intellectual property rights license agreement, equity pledge agreements, powers of attorney, business cooperation agreements and business operation agreements. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements. Refer to Note 2(a) to the consolidated financial statements for the principles of consolidation.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the VIEs and their Nominee Shareholders:

(i)	Contractual Arrangements with Beijing 58

The Company’s subsidiary Wanglin has entered into contractual arrangements with Beijing 58 and its shareholders described below, which are referred to as the Beijing 58 Agreements. Through the Beijing 58 Agreements, the Company exercises control over the operations of Beijing 58 and receives all its economic benefits and residual returns substantially.

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

Exclusive Business Cooperation Agreement

Under the exclusive business cooperation agreement between Beijing 58 and Wanglin, as amended and restated, Wanglin has the exclusive right to provide, among other things, technical and business support and related consulting services to Beijing 58 and Beijing 58 agrees to accept all the advice and services provided by Wanglin. Without Wanglin’s prior written consent, Beijing 58 is prohibited from engaging any third party to provide any of the services under this agreement. In addition, Wanglin exclusively owns all intellectual property rights arising from or created during the performance of this agreement. Beijing 58 agrees to pay a quarterly service fee to Wanglin at an amount determined solely by Wanglin after taking into account factors including the complexity and difficulty of the services provided, the time consumed, the seniority of the Wanglin employees providing services to Beijing 58, the value of services provided, the market prices of comparable services and the operating conditions of Beijing 58. This agreement will remain effective unless Wanglin terminates the agreement in writing or a competent governmental authority rejects the renewal applications by either Beijing 58 or Wanglin to renew its respective business license upon expiration. Beijing 58 is not permitted to terminate this agreement in any events unless required by applicable laws. In 2017, 2018 and 2019, Wanglin provided technical support services to Beijing 58 and its subsidiaries and collected service fee payments of approximately RMB0.4 million, RMB18.7 million and RMB12.8 million, respectively.

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

Equity Interest Pledge Agreements

Under the equity interest pledge agreements among Wanglin, Beijing 58 and the shareholders of Beijing 58, as amended and restated, the shareholders pledged all of their equity interests in Beijing 58 to Wanglin to guarantee Beijing 58’s and Beijing 58’s shareholders’ performance of their obligations under the contractual arrangements including but not limited to the payments due to Wanglin for services provided. If Beijing 58 or any of Beijing 58’s shareholders breaches its contractual obligations under the contractual arrangements, Wanglin, as the pledgee, will be entitled to certain rights and entitlements, including receiving proceeds from the auction or sale of the whole or part of the pledged equity interests of Beijing 58 in accordance with the legal procedures. Wanglin has the right to receive dividends generated by the pledged equity interests during the term of the pledge. If any events of default as provided in the contractual arrangements occur, Wanglin, as the pledgee, will be entitled to dispose of the pledged equity interests in accordance with the PRC laws and regulations. The pledge will become effective on the date when the pledge of equity interests contemplated in these agreements are registered with the relevant local administration for industry and commerce and will remain binding until Beijing 58 and its shareholders discharge all their obligations under the contractual arrangements. These equity interest pledge agreements were registered with Chaoyang Branch of Beijing Administration for Industry and Commerce in July 2013.

Exclusive Option Agreements

Under the exclusive option agreements among Wanglin, Beijing 58 and each of the shareholders of Beijing 58, as amended and restated, irrevocably granted Wanglin or its designated representative(s) an exclusive option to purchase all or part of his, her or its equity interests in Beijing 58 to the extent permitted under PRC law. In addition, Wanglin has the option to acquire all the equity interests of Beijing 58 for either a nominal price from Beijing Wanglintong, or at a specified price equal to the loan provided by Wanglin to the individual shareholders. If the lowest price permitted under the PRC laws is higher than the above price, the lowest price permitted under the PRC laws shall apply. Wanglin and its designated representative(s) have sole discretion as to when to exercise such options, either in part or in full. Without Wanglin’s prior written consent, Beijing 58’s shareholders shall not transfer, donate, pledge, or dispose of any equity interests in Beijing 58. These agreements will remain effective until all equity interests held in Beijing 58 by the Beijing 58’s shareholders are transferred or assigned to Wanglin or Wanglin’s designated representatives. At the moment, the Company cannot exercise the exclusive option to purchase the current shareholders’ equity interests in Beijing 58 due to the PRC regulatory restrictions on foreign ownership in the value-added telecommunications services and internet content services. The Company intends to exercise such option once China opens up these industries to foreign investment.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(ii)	Contractual Arrangements with Shanjing Kechuang

Ganji, through its PRC subsidiary, Yangguang Gudi, has entered into contractual arrangements with Shanjing Kechuang and its shareholders with terms substantially similar to those under the Beijing 58 Agreements, which are referred to as the Shanjing Kechuang Agreements. Through the Shanjing Kechuang Agreements, Ganji exercises control over the operations of Shanjing Kechuang and receives all its economic benefits and residual returns substantially. Through the exclusive business cooperation agreement between Yangguang Gudi and Shanjing Kechuang, Yangguang Gudi agrees to provide certain technical and business support and related consulting services to Shanjing Kechuang in exchange for service fees. In addition, pursuant to the exclusive option agreements, Shanjing Kechuang is prohibited from declaring and paying any dividends without Yangguang Gudi’s prior consent and Yangguang Gudi enjoys an irrevocable and exclusive option to purchase Shanjing Kechuang shareholders’ equity interests, to the extent permitted by the applicable PRC laws, at a specified price equal to the loan amount provided by Yangguang Gudi to the shareholders. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under the PRC laws shall apply. Through these arrangements, Ganji can obtain all of the income and the interests of Shanjing Kechuang, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Shanjing Kechuang from its existing shareholders. As a result of the contractual arrangements, the Company, through Ganji, consolidates the financial results of Shanjing Kechuang in its consolidated financial statements in accordance with U.S. GAAP.

In January 2018, Haoyong Yang, Chunyan Guo and Yang Liu, who previously held 0.3%, 20% and 30.7 % equity interests in Shanjing Kechuang transferred all their equity interests to 58 Co., Ltd, a wholly owned subsidiary of Beijing 58. Subsequent to the share transfer, Shanjing Kechuang is 100% owned by 58 Co., Ltd.

(iii)	Contractual Arrangements with Beijing Zhuanzhuan

Zhuan Zhuan Holding, through its PRC subsidiary, Tianjin Zhuanzhuan, has entered into contractual arrangements with Beijing Zhuanzhuan and its shareholders with terms substantially similar to those under the Beijing 58 Agreements, which was referred to as the Beijing Zhuanzhuan Agreements. Through the Beijing Zhuanzhuan Agreements, Tianjin Zhuanzhuan exercises control over the operations of Beijing Zhuanzhuan and receives all its economic benefits and residual returns substantially. Through the exclusive business cooperation agreement between Tianjin Zhuanzhuan and Beijing Zhuanzhuan, Tianjin Zhuanzhuan agrees to provide certain technical and business support and related consulting services to Beijing Zhuanzhuan in exchange for service fees. In addition, pursuant to the exclusive option agreements, Beijing Zhuanzhuan is prohibited from declaring and paying any dividends without Tianjin Zhuanzhuan’s prior consent and Tianjin Zhuanzhuan enjoys an irrevocable and exclusive option to purchase Beijing Zhuanzhuan shareholders’ equity interests, to the extent permitted by applicable PRC laws, at a purchase price of RMB10 Yuan. If the lowest price permitted under PRC law is higher than the above price, the lowest price permitted under PRC law shall apply. Through these arrangements, Zhuan Zhuan Holding can obtain all of the income and the residual interests of Beijing Zhuanzhuan, such as undistributed earnings, either through dividend distributions or purchase of equity interests of Beijing Zhuanzhuan from its existing shareholders. As a result of the contractual arrangements, the Group, through Zhuan Zhuan Holding, consolidates the financial results of Beijing Zhuanzhuan in the Group’s consolidated financial statements in accordance with U.S. GAAP.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

b.	Risks in Relation to the VIE Structure

It is possible that the Group’s operations of certain of its businesses through the VIEs could be found by the PRC authorities to be in violation of the PRC laws and regulations prohibiting or restricting foreign ownership of companies that engage in such operations and businesses. While the Group’s management considers the possibility of such a finding by PRC regulatory authorities under current PRC law and regulations to be remote, on January 19, 2015, the Ministry of Commerce of the PRC (the “MOFCOM”) released on its Website for public comment a proposed PRC law (the “Draft FIE Law”) that appears to include VIEs within the scope of entities that could be considered to be foreign invested enterprises (or “FIEs”) that would be subject to restrictions under the existing PRC laws and regulations on foreign investments in certain categories of industries. Specifically, the Draft FIE Law introduces the concept of “actual control” for determining whether an entity is considered to be an FIE. In addition to control through direct or indirect ownership or equity, the Draft FIE Law includes control through contractual arrangements within the definition of “actual control.” If the Draft FIE Law is passed by the People’s Congress of the PRC and becomes effective in its current form, these provisions regarding control through contractual arrangements construed to apply to the Group’s VIE arrangements may cause the Group’s VIEs to become explicitly subject to the current restrictions on foreign investments in certain categories of industries. The Draft FIE Law includes provisions that would exempt from the definition of foreign invested enterprises entities where the ultimate controlling shareholders are either entities organized under the PRC laws or individuals who are PRC citizens. The Draft FIE Law is silent as to what type of enforcement actions might be taken against existing VIEs that operate in restricted or prohibited industries and are not controlled by entities organized under PRC law or individuals who are PRC citizens. If the PRC authorities find out that the Group’s operations of certain of its operations and businesses through the VIEs are prohibited under the existing laws and regulations or under the Draft FIE Law assuming it becomes effective, the regulatory authorities with jurisdiction over the licensing and operations of such operations and businesses may have broad discretion in dealing with such violations, including levying fines, confiscating the Group’s income, revoking the businesses or operating licenses of the affected businesses, requiring the Group to restructure its ownership structure or operations, or requiring the Group to discontinue any or all portion of its operations. For example, the National People’s Congress approved the Foreign Investment Law on March 15, 2019 and the State Council approved the Regulation on Implementing the Foreign Investment Law (the “Implementation Regulations") on December 12, 2019, effective from January 1, 2020. The Supreme People's Court of China issued a judicial interpretation on the Foreign Investment Law on December 27, 2019, effective from January 1, 2020. The Foreign Investment Law and the Implementation Regulations do not touch upon the relevant concepts and regulatory regimes that were historically suggested for the regulation of VIE structures, and thus this regulatory topic remains unclear under the Foreign Investment Law. Since the Foreign Investment Law and the Implementation Regulations are new, there are substantial uncertainties exist with respect to its implementation and interpretation and it is also possible that variable interest entities will be deemed as foreign invested enterprises and be subject to restrictions in the future. Such restrictions may cause interruptions to our operations, products and services and may incur additional compliance cost, which may in turn materially and adversely affect our business, financial condition and results of operations.

In addition, if the legal structure and contractual arrangements were found to be in violation of any other existing PRC laws and regulations, the PRC government could:

●	revoke the Group’s business and operating licenses;
●	require the Group to discontinue or restrict operations;
●	restrict the Group’s right to collect revenues;
●	block the Group’s platforms;
●	require the Group to restructure the operations in such a way as to compel the Group to establish a new enterprise, re-apply for the necessary licenses or relocate its businesses, staff and assets;
●	impose additional conditions or requirements with which the Group may not be able to comply; or
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s businesses.

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

As of December 31, 2019, the aggregate accumulated losses of the Group’s VIEs and VIEs’ subsidiaries were approximately RMB2.6 billion, which has been included in the consolidated financial statements. The following financial statement amounts and balances of the Group’s VIEs and VIEs’ subsidiaries were included in the accompanying consolidated financial statements as of December 31, 2018 and 2019 and for the three years ended December 31, 2017, 2018 and 2019:

	As of December 31,
	2018	2019
	RMB	RMB
Cash and cash equivalents	1,201,368	423,153
Short-term investments	1,162,694	3,282,743
Accounts receivable, net	437,985	466,317
Prepayments and other current assets	659,454	628,138
Property and equipment, net	140,600	169,242
Long-term investments	1,703,968	3,234,260
Intangible assets, net and goodwill	15,634,421	15,451,122
Right-of-use assets, net	—	223,578
Long-term prepayments and other non-current assets	52,364	139,064
Total assets	20,992,854	24,017,617
Accounts payable	297,774	383,504
Deferred revenues	803,140	595,045
Customer advances	239,622	337,952
Taxes payable	35,583	77,417
Salary and welfare payable	295,430	320,769
Inter-company payable	4,326,185	7,168,608
Accrued expenses and other current liabilities	312,681	535,823
Operating lease liabilities-current	—	108,211
Deferred tax liabilities	246,858	208,050
Operating lease liabilities-non-current	—	120,247
Total liabilities	6,557,273	9,855,626

	For the year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Revenue	4,086,645	4,244,322	4,480,963
Net (loss)/income	649,831	(603,099)	(835,874)
Net cash provided by operating activities	1,272,425	2,201,663	2,420,664
Net cash used in investing activities	(1,449,482)	(1,402,912)	(3,745,087)
Net cash provided by financing activities	3,485	80,000	545,841

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

The Group’s principal sources of liquidity are cash and cash equivalents, short-term investments, term deposits and cash flows generated from its operations. Cash equivalents mainly consist of time deposits with original maturities of no more than three months, and highly liquid investments that are readily convertible to known amounts of cash. Short-term investments comprise investment instruments issued by commercial banks in mainland China, with variable interest rates indexed to the performances of underlying assets and maturity dates within one year.

As of December 31, 2019, the Group had cash and cash equivalents, short-term investments and term deposits of approximately RMB13.8 billion, and the Group’s working capital was RMB10.0 billion. Net cash provided by the Group’s operating activities were RMB2.8 billion, RMB3.8 billion and RMB4.4 billion, respectively, for the years ended December 31, 2017, 2018 and 2019.

The Group regularly monitors current and expected liquidity requirements to ensure that it maintains sufficient cash balances and adequate credit facilities to meet its liquidity requirements in the short and long term. The Group has adopted Accounting Standards Update (“ASU”) No.2014-15 “Presentation of Financial Statements – Going Concern” which addresses management’s responsibility to evaluate whether there is a substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures if the substantial doubt exists. Based on the Group’s operating plan without considering any mitigating plan as discussed in ASU No. 2014-15, or any guarantee by related party, the management is of the opinion that, the Group’s current cash and cash equivalents and anticipated cash flow from operations provide sufficient funds to meet the working capital requirements to fund planned operations and other commitments for at least the next twelve months from the date the consolidated financial statements for the year ended December 31, 2019 are issued. As a result, the consolidated financial statements of the Group for the year ended December 31, 2019 have been prepared on a going concern basis.

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

All significant transactions and balances among the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statement of comprehensive income from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

The Company deconsolidates its subsidiaries in accordance with ASC 810-10-40-4 as of the dates the Company ceases to have controlling financial interests in the subsidiaries.

The Company accounts for the deconsolidation of its subsidiaries by recognizing a gain or loss in net income attributable to the Company in accordance with ASC 810-10-40-5. This gain or loss is measured at the date the subsidiaries are deconsolidated as the difference between (a) the aggregate of the fair values of any consideration received, the fair values of any retained noncontrolling interests in the subsidiaries being deconsolidated, and the carrying amounts of any noncontrolling interests in the subsidiaries being deconsolidated, including any accumulated other comprehensive income attributable to the noncontrolling interests, and (b) the carrying amounts of the assets and liabilities of the subsidiaries being deconsolidated.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements mainly include revenue recognition, the determination of the fair value of identifiable assets and liabilities acquired through business combination, the determination of the fair value of long-term investments, the determination of the fair value of mezzanine equity, the determination of fair value of noncontrolling interests, the valuation allowance of deferred tax assets, the determination of uncertain tax position, impairment of certain long-term investments, the valuation and recognition of share-based compensation, impairment of long-lived assets and the determination of the estimated useful lives of property and equipment and intangible assets.

(c)	Functional Currency and Foreign Currency Translation

The functional currency of the Company and its subsidiaries incorporated outside of the PRC is the United States dollar (“US$”), while the functional currency of the PRC entities in the Group is Chinese Renminbi (“RMB”) as determined based on ASC 830, “Foreign Currency Matters”. Effective December 31, 2016, the Group changed its reporting currency from US$ to RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the periods. Translation adjustments arising from these are reported as foreign currency translation adjustments and are shown as a component of other comprehensive income/(loss) in the consolidated statement of changes in shareholders’ equity. For the years ended December 31, 2017, 2018 and 2019, foreign currency translation income, net of nil tax was RMB82.9 million, RMB15.5 million and RMB137.4 million respectively.

Foreign currency transactions denominated in currencies other than the functional currencies are translated into the functional currencies using the exchange rates prevailing at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are included in “foreign currency exchange (loss)/gain, net” in the consolidated statements of comprehensive income. Foreign currency exchange gain was RMB0.8 million and RMB0.6 million for the years ended December 31, 2017 and 2018, respectively. Foreign currency exchange loss was RMB17.6 million for the year ended December 31, 2019.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

For the convenience of the reader, translations of amounts from RMB into US$ were calculated at the exchange rate of RMB6.9762 per US$1.00, the middle rate on December 31, 2019, the last business day in the year ended December 31, 2019, as published on the website of the State Administration of Foreign Exchange of the PRC. No representation is made that the RMB amounts could have been or could be converted into US$ at such rate.

(d)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities of three months or less and are readily convertible to known amounts of cash.

The following table sets forth a breakdown of the Group’s cash and cash equivalents by currency denomination, jurisdiction and geographical location as of December 31, 2018 and 2019:

													RMB in
	US$ in thousands						RMB in thousands						thousands
													Total
			Hong	China-	China				Hong	China-	China		translated to
	USA	Singapore	Kong	Non-VIE	VIE	Total	USA	Singapore	Kong	Non-VIE	VIE	Total	RMB
December 31, 2018	3	—	122,704	2,534	4	125,245	272	—	128	326,156	1,201,340	1,527,896	2,387,478
December 31, 2019	3	1	597,829	6,275	4	604,112	273	1,019	146	654,241	423,125	1,078,804	5,293,206

(e)	Restricted cash

Restricted cash, which consisted of the cash pledged for bank loans to the Group and a related party of the Group and the cash legally restricted from withdrawal, is reported separately on the face of the Group’s consolidated balance sheets and is included in the total cash, cash equivalents and restricted cash in the consolidated statements of cash flows.

Cash that is legally restricted from withdrawal amounted to RMB15.7 million and RMB60.1 million as of December 31, 2018 and 2019, respectively. Cash pledged with commercial banks for the Group’s bank loans amounted to RMB796.3 million as of December 31, 2018 and released in 2019. Cash pledged with commercial banks as guarantee for short-term bank borrowings by a related party of the Group amounted to RMB417.0 million as of December 31, 2019. All of the above restricted cash balances were included in the balance of restricted cash-current in the Group’s consolidated balance sheets as of December 31, 2018 and 2019, respectively.

(f)Term deposits

Term deposits represent time deposits placed with banks with original maturities of more than three months to up to one year. Interest earned is recorded as interest income in the consolidated statements of comprehensive income during the periods presented.

(g)	Short-term investments

Short-term investments include investments in variable rate financial instruments which primarily consists of wealth management products with variable interest rates or principal non-guaranteed which were purchased from commercial banks and other financial institutions.

The Group carries these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income as investment income, net. Fair value is estimated based on quoted prices of similar products provided by banks at the end of each period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. Please see Note 20 for additional information.

Variable-rate financial instruments are recorded at fair values based on the judgment that expected return will be obtained upon maturity. As of December 31, 2018 and 2019, the Group had short-term investments of RMB4.6 billion and RMB8.4 billion, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(h)	Accounts receivable, net

Accounts receivable, net mainly represent amounts due from customers and online payment channels and are recorded net of an allowance for doubtful accounts. The carrying values of accounts receivable are reduced by allowances that reflects the Group’s best estimate of the amounts that will not be collected. The Group makes estimations for the collectability of accounts receivable considering many factors including but not limited to reviewing accounts receivable balances, historical bad debt rates, accounts aging, repayment patterns, customer credit worthiness, financial conditions of the customers and industry trend analysis. An accounts receivable is written off after all collection effort has ceased. The Group recognized RMB4.9 million and RMB31.1 million allowance for doubtful accounts for the years ended December 31, 2018 and 2019, respectively.

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

Expenditures for maintenance and repairs are expensed as incurred. The gains or losses on the disposal of property and equipment are the differences between the net sales proceeds and the carrying amounts of the relevant assets and are recognized in the consolidated statements of comprehensive income.

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis as of December 31 and in between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB guidance on Testing of Goodwill for Impairment, the Group first has the option to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the Group decides, as a result of its qualitative assessment, that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of the reporting unit exceeds its fair value, an impairment loss equal to the difference between the implied fair value of the reporting unit’s goodwill and the carrying amount of goodwill will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually. No impairment of goodwill was recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

(m)	Long-term investments and investment in convertible notes
(i)	Equity Investments Accounted for Using the Equity Method

In accordance with ASC 323 Investment-Equity Method and Joint Ventures, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control. Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into consolidated statements of comprehensive income after the date of acquisition. The Group will discontinue applying equity method if the carrying amount of an investment (and additional financial supports to the investee, if any) has been reduced to zero.

When the Group’s investment in common stock has been reduced to zero and it has other investments in the investee, the Group continues to record its share of income or loss in the equity investees in its consolidated statements of comprehensive income, to the extent of and as an adjustment to the adjusted basis of the other investments in the investee. The order in which those equity method income or loss should be applied to the other investments shall follow the seniority of the other investments (that is, priority in liquidation). In such instances, the Group recognizes investee income or loss based on the ownership level of the particular investee security or loan/advance held by the Group.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The equity method investments are subject to periodic testing for other-than-temporary impairment, by considering factors including, but not limited to, stock prices of public companies in which the Group has an equity investment, current economic and market conditions, operating performance of the investees such as current earnings trends and undiscounted cash flows, and other company-specific information, such as recent financing rounds. The fair value determination, particularly for investments in privately-held companies whose revenue model is still evolving, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group will write down the asset to its fair value and take the corresponding charge to the consolidated statements of comprehensive income. The Group recorded RMB nil, RMB nil and RMB2.6 million impairment charges for equity method investments for the years ended December 31, 2017, 2018 and 2019, respectively.

(ii)	Equity Investment with Readily Determinable Fair Values

According  to ASU No. 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”), all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through the consolidated statements of comprehensive income.

Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting dates. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(iii)	Equity Investments without Readily Determinable Fair Values

Based on ASU 2016-01, the Group will be able to elect to record equity investments without readily determinable fair values and not accounted for by the equity method either at fair value with changes in fair value recognized in net income or at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer (“measurement alternative”). An election to measure an equity security shall be made for each investment separately. If the Group elects to use this measurement alternative method, the Group should measure the equity security at fair value as of the date that observable transaction occurred and report changes in the carrying value of the equity investments in current earnings whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. The values were estimated based on valuation methods using the observable transaction price at the transaction date and other unobservable inputs including volatility, as well as rights and obligations of the securities that the Group holds.

For each reporting period, the Group would make a qualitative assessment considering impairment indicators to evaluate whether the equity investment without a readily determinable fair value is impaired. Impairment indicators that considered by the Group include, but are not limited to, 1) a significant deterioration in the earnings performance, credit rating, asset quality, or business prospects of the investee, 2) a significant adverse change in the regulatory, economic, or technological environment of the investee, 3) a significant adverse change in the general market condition of either the geographical area or the industry in which the investee operates, 4) a bona fide offer to purchase, an offer by the investee to sell, or a completed auction process for the same or similar investment for an amount less than the carrying amount of that investment, and 5) factors that raise significant concerns about the investee’s ability to continue as a going concern, such as negative cash flows from operations, working capital deficiencies, or noncompliance with statutory capital requirements or debt covenants.

When indicators of impairment exist, the Group prepares quantitative assessments of the fair value of the equity investments. When the assessment indicates that an impairment exists, the Group will include an impairment loss in net income equal to the difference between the fair value of the investment and its carrying amount.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Because certain investees’ operation metrics and financial performance did not meet the expectations, the Group recorded RMB37.3 million impairment for the cost method investments for the years ended December 31, 2017. The Group recorded RMB40.0 million and RMB11.8 million impairments for investments accounted for under the measurement alternative method for the year ended December 31, 2018 and 2019, respectively. The impairment was recorded in “investment income, net” in the Group’s consolidated statements of comprehensive income.

(iv)	Non-marketable equity security held by an investment company within the Group

In accordance with ASC 946-320 Financial Services—Investment Companies, Investments—Debt and Equity Securities, the Group accounts for long-term equity investments in unlisted companies held by consolidated investment companies at fair value. These investments were initially recorded at their transaction price net of transaction costs, if any. Fair value of these investments are re-measured periodically in accordance with ASC 820.

(v)Investments accounted for using the fair value option

In accordance with ASC 825 Financial Instruments, the Group applied the fair value option on an instrument-by-instrument basis. Such fair value option requires the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at the fair value with realized or unrealized gains or losses recorded in the consolidated statements of comprehensive income. As of December 31, 2019, investments accounted for using fair value option amounted to RMB692.0 million, which mainly included investment in convertible notes of Uxin Limited ("Uxin"). Please see Note 15 for additional information.

(n)	Impairment of other long-lived assets

In accordance with ASC 360-10-35, the Group’s other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is evaluated by a comparison of the carrying amount of assets to future undiscounted net cash flows expected to be generated by the assets. Such assets are considered to be impaired if the sum of the expected undiscounted cash flow is less than the carrying amount of the assets. The impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value of the assets. There were no impairment charges of other long-lived assets recognized for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The Group’s financial instruments mainly include cash and cash equivalents, restricted cash, term deposits, short-term investments, accounts receivable, certain long-term investments, investment in convertible notes, loans, accounts payable, lease liabilities and certain financial liabilities recorded as accrued expenses and other current liabilities. The carrying value of the Group's aforementioned financial instruments included in current assets and liabilities approximate their fair value because of their short maturities. All equity investments in unconsolidated entities (other than those accounted for using the equity method and measurement alternative method of accounting) and investment in convertible notes are generally measured at fair value through earnings. Investments under the measurement alternative method and equity method are reviewed periodically for impairment using fair value measurement which requires significant unobservable inputs (Level 3). Investments under the measurement alternative method are also remeasured using fair value measurement which requires significant unobservable inputs (Level 3) when observable price change event occurs. Intangible assets, goodwill and fixed assets are marked to fair value when an impairment charge is recognized. Please see Note 20 for additional information.

(p)          Guarantee liabilities

In accordance with ASC 460 Guarantees, the Group recognized the noncontingent component of the guarantees as guarantee liabilities at fair value at issuance. The noncontingent component of a guarantee represents the obligation to stand ready to perform in the event that a specified triggering event or condition occurs. The contingent component of a guarantee represents the obligation to make future payments if a triggering event or condition occurs. The guarantee liabilities were included in other current liabilities in the Group's consolidated balance sheets.

The guarantee liabilities are generally reduced by recording a credit to net income as the guarantor is released from the guaranteed risk. In addition to subsequently measuring and recognizing the noncontingent component of a guarantee, the Group continually assessed the contingent component of the guarantees. If recognition of a contingent component is required, the Group will record it at the amount required by ASC 450 Contingencies, less the current carrying amount of the noncontingent component recognized in accordance with ASC 460. The Group separately tracks these components and accounts for them in accordance with their respective subsequent accounting guidance.

(q)	Customer advances and deferred revenues

In most cases, our customers pay in advance to purchase membership services and online marketing services. The cash proceeds received from customers are initially recorded as customer advances. When a specific service is selected and activated, the amount related to the service is transferred to deferred revenues.

(r)	Revenue recognition

The Group adopted ASC 606, Revenue from Contracts with Customers (“ASC 606”), from January 1, 2018, applying the modified retrospective method to those contracts which were not completed as of January 1, 2018. Accordingly, revenues for the years ended December 31, 2018 and 2019 were presented under ASC 606, while revenues for the year ended December 31, 2017 were not adjusted and continued to be reported under ASC 605. The adoption had no material impact on the Group’s accumulated deficit as of January 1, 2018 and the Group’s consolidated financial statements for the year ended December 31, 2018 and 2019.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The Group determines revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when, or as, we satisfy a performance obligation.

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

The Group’s online marketing services include time-based services and performance-based services. Revenues from time-based services are recognized ratably over the service period. Revenues from performance-based services are recognized when the agreed performance criteria are achieved. For service arrangements that include multiple performance obligations, revenues are allocated to each performance obligation. The Group allocates arrangement consideration in multiple-deliverable revenue arrangements at the inception of an arrangement to all deliverables based on the relative selling price method, generally based on the best estimate of selling price of the Group.

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

Other revenues are primarily derived from selling used goods and providing services on Zhuan Zhuan, the Group’s online used goods trading and service platform and providing various online to offline recruitment services. The Group recognizes other revenues when the related services are rendered or goods are sold.

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

The Group will recognize an account receivable in its consolidated balance sheets when it performs a service or transfers a good in advance of receiving consideration and if it has the unconditional right to receive consideration. Accounts receivable is presented netting of the allowance for doubtful accounts (See Note 2 (h)). Accounts receivable as of December 31, 2018 and 2019 were RMB917.4 million and RMB1.2 billion, respectively.

Contract liabilities are recognized if the Group receives consideration in advance of performance. Customers pay in advance to purchase membership services and online marketing services. The cash proceeds received from customers are initially recorded as customer advances and then transferred to deferred revenues when they are used to purchase desired services. Customer advances and deferred revenues are considered as contract liability. The Group had customer advances and deferred revenues balances of RMB3.8 billion and RMB4.1 billion as of December 31, 2018 and December 31, 2019, respectively. The majority of the balances as of December 31, 2018 were recognized as revenue in the year ended December 31, 2019. Due to the generally short-term duration of the relevant contracts, a majority of the receipts in advance and deferred revenues are recognized in the following reporting period.

Practical Expedients

The Group generally expenses sales commissions for direct sales team when incurred for all contracts with contract terms of one year or less. These costs are recorded within sales and marketing expenses.

Payment terms and conditions vary by contract type, although terms generally include a requirement for prepayment or payment within one year or less. In instances where the timing of revenue recognition differs from the timing of invoicing, the Group has determined that its contracts generally do not include a significant financing component.

(s)	Cost of revenues

Cost of revenues mainly consists of (i) costs of goods sold and services rendered in various platforms of the Group, (ii) traffic acquisition cost paid to 58.com advertising union partner, and (iii) expenses associated with the operation of platforms, such as data center bandwidth fees, depreciation and maintenance expenses for computers, servers and other equipment, short message services (“SMS”) costs, salaries, bonuses, benefits and share-based compensation expense relating to web operation and information quality control personnel.

(t)	Advertising expenses

Advertising expenses are generally prepaid to third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2017, 2018 and 2019, advertising expenses recognized in the consolidated statements of comprehensive income were RMB2.1 billion, RMB3.3 billion and RMB3.7 billion, respectively. Of the total advertising expenses, RMB422.3 million, RMB621.6 million and RMB800.4 million were charged by the Group’s related party Tencent Holdings Ltd. and its subsidiaries and affiliated entities (collectively referred to as “Tencent”), for the year ended December 31, 2017, 2018 and 2019, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(u)	Research and development expenses

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

(v)	Leases

The Group is a lessee in a number of noncancelable operating leases, primarily for corporate offices and outdoor billboards. As of December 31, 2019, the Group did not have any finance leases.

Prior to the adoption of ASC 842, Lease ("ASC 842"), operating leases were not recognized on the balance sheet of the Group, but lease expenses were recognized in the consolidated statements of comprehensive income on a straight-line basis over the lease term.

From January 1, 2019, the Group accounted for leases in accordance with ASC Topic 842, Leases by using the modified retrospective basis and did not restate comparative periods. The Group has elected the package of practical expedients, which allows the Group not to reassess (1) whether any expired or existing contracts are or contain leases, (2) lease classification of any expired or existing leases as of the adoption date, and (3) initial direct costs for any existing leases as of the adoption date. The Company also elected the short-term lease exemption for all contracts with lease term of 12 months or less.

Upon the adoption of ASC 842, the Group recognized a right-of-use (“ROU”) asset and a lease liability at the lease commencement date. For operating leases, the lease liability is initially and subsequently measured at the present value of the unpaid lease payments at the lease commencement date. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, its incremental borrowing rate. As most of the Group’s leases do not provide an implicit rate, the Group uses its incremental borrowing rate as the discount rate for the lease. The Group’s incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments. The ROU asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. The Group’s lease terms may include options to extend or terminate the lease. Renewal options are considered within the ROU assets and lease liability when it is reasonably certain that the Group will exercise that option.

Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ROU assets are periodically reduced by impairment losses. The Group uses the long-lived assets impairment guidance in ASC Subtopic 360-10, Property, Plant, and Equipment – Overall, to determine whether a ROU asset is impaired, and if so, the amount of the impairment loss to recognize. The Group monitors for events or changes in circumstances that require a reassessment of one of its leases. When a reassessment results in the remeasurement of a lease liability, a corresponding adjustment is made to the carrying amount of the corresponding ROU asset unless doing so would reduce the carrying amount of the ROU asset to an amount less than zero.

As a result of the adoption, the Group recognized RMB317.4 million ROU assets in “right-of-use assets, net”, and the corresponding short-term lease liabilities and long-term leasing liabilities were recorded in “operating lease liabilities–current” and “operating lease liabilities–non–current”, respectively in the consolidated balance sheets as of January 1, 2019. The adoption had no material impact on the Group’s consolidated statements of comprehensive income for the year ended December 31, 2019 or the opening balances of retained earnings as of January 1, 2019.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(w)	Share-based compensation

The Group has incentive plans for the granting of share-based awards, including share options, restricted share units (“RSUs”) and restricted shares (“RSs”), to its employees and directors. The Group accounts for share-based awards granted to employees in accordance with ASC 718 Compensation - Stock Compensation and share-based awards granted to nonemployees in accordance with ASC 505. On January 1, 2019, the Group adopted ASU 2018-07, Compensation-Stock Compensation (Topic 718): Improvement to Nonemployee Share-based Payment Accounting to amend the accounting for share-based payment awards issued to nonemployees. Under ASU 2018-07, the accounting for awards to non-employees are similar to the model for employee awards.

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

See Note 23 for further information regarding share-based compensation assumptions and expenses.

(x)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items which are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions. Deferred income taxes are provided using the liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the statement of comprehensive income in the period of change. A valuation allowance is provided to reduce the amount of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

Uncertain tax positions

The Group adopts ASC740 "Income taxes" that prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 also provides guidance on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interests and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures.

In order to assess uncertain tax positions, the Group applies a more likely than not threshold and a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group recognizes interest and penalties, if any, under accrued expenses and other current liabilities on its balance sheet and under other expenses in its statement of comprehensive income. The Group did not have any significant interest or penalties associated with tax positions for the year ended December 31, 2017, 2018 and 2019. The Group did not have any significant unrecognized uncertain tax positions for the year ended December 31, 2017, 2018 and 2019.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(y)	Employee benefits

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

The Group recorded employee benefit expenses of RMB476.3 million, RMB626.4 million and RMB708.3 million for the years ended December 31, 2017, 2018 and 2019, respectively.

(z)	Government grants

Grants from the government are recognized at their fair value where there is a reasonable assurance that the grant will be received, and the Group will comply with all attached conditions.

Government grants relating to costs are deferred and recognized in the consolidated statements of comprehensive income over the period necessary to match them with the costs that they are intended to compensate.

Government grants relating to the property, plant and equipment and other non-current assets are presented in the consolidated balance sheets by deducting the grants in arriving at the assets carrying amount and are credited to consolidated statements of comprehensive income on a straight-line basis over the expected lives of the related assets.

For the years ended December 31, 2017, 2018 and 2019, the Group recognized government grants of approximately RMB81.4 million, RMB59.9 million and RMB217.9 million, respectively, in others, net in the consolidated statements of comprehensive income.

(aa)	Ordinary shares

The Group accounts for repurchased ordinary shares under the cost method and includes such treasury stock as a component of the common shareholders’ equity. Cancellation of treasury stock is recorded as a reduction of ordinary shares, additional paid-in capital and retained earnings, as applicable. An excess of purchase price over par value is allocated to additional paid-in capital first with any remaining excess charged entirely to retained earnings.

(ab)	Business combination, noncontrolling interests and mezzanine classified noncontrolling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair values of the assets transferred and liabilities incurred by the Group to the sellers and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interests in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference will be recognized directly in the consolidated statements of comprehensive income. During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of comprehensive income.

In a business combination achieved in stages, the Group re-measures the previously held equity interests in the acquiree immediately before obtaining control at its acquisition-date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

For the Company’s majority-owned subsidiaries and VIEs, a noncontrolling interest is recognized to reflect the portion of their equity which is not attributable, directly or indirectly, to the Company. When the noncontrolling interests are contingently redeemable upon the occurrence of a conditional event, which is not solely within the control of the Company, the noncontrolling interests are classified as mezzanine classified noncontrolling interests. Consolidated net income on the consolidated statements of comprehensive income includes the net income attributable to noncontrolling interests and mezzanine equity holders when applicable. The cumulative results of operations attributable to noncontrolling interests are also recorded as noncontrolling interests in the Group’s consolidated balance sheets. Cash flows related to transactions with noncontrolling interests are presented under financing activities in the consolidated statements of cash flows.

(ac)	Statutory reserves

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

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiaries that are foreign investment enterprises in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective company’s discretion. The use of the general reserve fund, statutory surplus fund and discretionary surplus fund are restricted to offsetting of losses or increasing the registered capital of the respective company. These reserves are not allowed to be transferred out as cash dividends, loans or advances, nor can they be distributed except under liquidation.

As of December 31, 2018 and 2019, the Group had statutory reserves amounted to RMB527.6 million and RMB609.0 million, respectively.

(ad)	Related parties

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(ae)	Earnings per share

The Group uses the two-class method to calculate net income per share though both classes share the same rights in dividends. Therefore, basic and diluted earnings per share are the same for both classes of ordinary shares. Basic earnings per share is computed by dividing net income attributable to 58.com Inc. ordinary shareholders by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights. Net loss is not allocated to other participating securities if based on their contractual terms they are not obligated to share the losses. Diluted earnings per share is calculated by dividing net income attributable to 58.com Inc. ordinary shareholders, as adjusted for the accretions and allocation of net income related to the preference shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of shares issuable upon the conversion of the preference shares using the if-converted method and shares issuable upon the exercise of share options using the treasury stock method. Ordinary equivalent shares are not included in the denominator of the diluted earnings per share calculation when inclusion of such shares would be anti-dilutive.

(af)	Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income. Accumulated other comprehensive income, as presented on the accompanying consolidated balance sheets, mainly consists of accumulated foreign currency translation adjustment.

(ag)	Segment reporting

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

(ah)	Recently issued accounting pronouncements

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASU 2016-13”), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost and off-balance sheets credit exposures within the scope of ASU 2016-13. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement " ("ASU 2018-13"), which eliminates, adds and modifies certain disclosure requirements for fair value measurements. Under the guidance, public companies will be required to disclose the range and weighted average used to develop significant unobservable inputs for Level 3 fair value measurements. The guidance is effective for all entities for fiscal years beginning after December 15, 2019 and for interim periods within those fiscal years, but entities are permitted to early adopt either the entire standard or only the provisions that eliminate or modify the requirements. The Group does not expect a significant impact on its consolidated financial statements.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In August 2018, the FASB issued ASU No. 2018-15, “Intangibles — Goodwill and Other—Internal-Used Software (Subtopic 350-40)” (“ASU 2018-15”). The guidance intended to align the requirements for capitalization of implementation costs incurred in a cloud computing arrangement that is a service contract with the existing guidance for internal-use software. Capitalized implementation costs should be amortized over the term of the hosting arrangement and recorded in the same financial statement line items as amounts for the hosting arrangement. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. The guidance provides flexibility in adoption, allowing for either retrospective adjustment or prospective adjustment for all implementation costs incurred after the date of adoption. The Group does not expect the adoption to have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, "Income Taxes (Topic740): Simplifying the Accounting for Income Taxes" ("ASU 2019-12"). This ASU removes certain exceptions for recognizing deferred taxes for investments, performing intra period allocation and calculating income taxes in interim periods. The ASU also adds guidance to reduce complexity in certain areas, including recognizing deferred taxes for tax goodwill and allocating taxes to members of a consolidated group. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020. The Group is currently in the process of evaluating the impact of the adoption of ASU 2019- 12 will have on its consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, "Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815" ("ASU 2020-01"). ASU 2020-01 clarifies the interaction between accounting standards related to equity securities, equity method investments, and certain derivatives, and is expected to reduce diversity in practice and increase comparability of the accounting for these interactions. The amendments in ASU 2020-01 are effective for fiscal years beginning after December 15, 2020, including interim periods. The Group is currently in the process of evaluating the impact of the adoption of ASU 2020-01 will have on its consolidated financial statements.

3.	Credit risks and concentration
(a)	Credit risk

The Group’s credit risk arises from cash and cash equivalents, restricted cash, term deposits, short-term investments, as well as credit exposures to receivables due from its customers, related parties and other parties.

The Group believes that there is no significant credit risk associated with cash and cash equivalents, term deposits, restricted cash and short-term investments, which were held by reputable financial institutions in the jurisdictions where the Company, its subsidiaries, the VIEs and VIEs’ subsidiaries are located.

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

There was no customer whose revenue represented over 10% of total revenues in the years ended December 31, 2017, 2018 and 2019.

There was no accounts receivable from any customer that represented over 10% of total accounts receivable as of December 31, 2018 and 2019.

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

4.	Business acquisitions

For the years ended December 31, 2017, 2018 and 2019, cash paid for acquisitions of subsidiaries net of the cash obtained from these acquired subsidiaries were RMB3.1 million, RMB9.8 million and RMB38.4 million, respectively.

5.	Deconsolidation of 58 Home

58 Home has been the holding company of the 58 Home business and a majority owned entity of the Company since its establishment in late 2014.

On November 27, 2015, 58 Home completed its series A preference share equity financing ("58 Home Series A Preference Shares"). As certain approval rights were granted to a noncontrolling preference shareholder of 58 Home in relation to (i) annual budget and (ii) employment of certain key management members of 58 Home, these approval rights granted to the noncontrolling preference shareholders of 58 Home were considered as substantive participating rights in accordance with ASC 810-10. As a result, the Group has deconsolidated 58 Home since the completion of the transaction on November 27, 2015.

Subsequent to the completion of the above transaction, the Group continued to retain equity interests in 58 Home through its ownership of 58 Home ordinary shares ("58 Home Ordinary Shares"), representing 87.9% ordinary share equity interests in 58 Home, and certain number of 58 Home Series A Preference Shares, representing 3.3% preference share equity interests in 58 Home. The Company’s investment in 58 Home Ordinary Shares was accounted for as equity method investment in accordance with ASC 323. The Company’s investment in the 58 Home Series A Preference Shares was accounted for under cost method, and measurement alternative after the Company adopted ASU 2016-01 from January 1, 2018 because the preference shares were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price.

The Company shared 87.9% of the net loss of 58 Home according to the 58 Home Ordinary Shares equity ownership since November 27, 2015. Since January 2018, the carrying amount of the Group’s investment in 58 Home Ordinary Shares has been reduced to zero due to the accumulated losses picked up from 58 Home. The Group has continued to record its share of losses in 58 Home in its consolidated statements of comprehensive income to the extent of the Group’s investment in 58 Home’s Series A Preference Shares at 3.3% from January to July in 2018. In August 2018, 58 Freight Inc., a subsidiary of 58 Home, completed a round of financing from outside investors. Taobao China Holdings Limited, the original shareholders of 58 Home, also pushed down certain 58 Home Series A Preference Shares from 58 Daojia Inc. level to 58 Freight Inc. level. Following the closing of this round of financing, the Group’s shareholding of 58 Home Series A Preference Shares increased from 3.3% to 5.0%. The Group then started to share net loss of 58 Home at 5.0% since August 2018.

As of December 31, 2018 and 2019, the Company held 68.8%of equity interests in 58 Home on an as converted basis, including 87.9% of the total outstanding 58 Home Ordinary Shares and 5.0% of the total outstanding 58 Home Series A Preference Shares.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

For the year ended December 31, 2017, 2018 and 2019, the Group recorded investment losses of RMB663.2 million, RMB79.6 million and RMB17.7 million, respectively, in share of results of equity investees in the consolidated statements of comprehensive income. As of December 31, 2019, the carrying amount of the Group's investment in 58 Home Series A Preference Shares were reduced to zero due to the accumulated losses picked up.

6.	Disposal of Guazi (subsequently renamed to Che Hao Duo) and conversion of a convertible note issued by Guazi

From 2015 to 2017, the Group acquired Ganji business through a number of acquisitions and Ganji became a wholly owned subsidiary of the Group since September 2017. As part of the acquired Ganji business, Guazi was engaged in the business of operating an online consumer to consumer (“C2C”) platform for trading used cars and providing relevant services. In 2017, Guazi was renamed to Che Hao Duo. On December 31, 2015, the Company transferred 54.4% ownership interests in Guazi to Mr. Haoyong Yang, ex-founder and ex-chief executive officer of Ganji (the “Guazi Purchaser") in return for cash proceeds of RMB324.7 million (US$50.0 million). The Company concurrently used the proceeds of RMB324.7 million (US$50.0 million) to invest in a RMB324.7 million (US$50.0 million) non-interest-bearing convertible note issued by Guazi ("Guazi Convertible Note"). The Guazi Convertible Note is convertible into preference shares of Guazi to be issued in Guazi’s subsequent round of financing at the same price paid by other investors. The Company retained 45.6% ownership interest in Guazi by purchasing 38.8 million series A convertible and redeemable preference shares of Guazi (the “Series A Guazi Shares”) at the par value of the shares.

The Company lost control over Guazi on December 31, 2015, and derecognized the assets and liabilities, including allocated goodwill attributable to Guazi, which amounted to RMB180.4 million. Subsequently, the investment in Series A Guazi Shares was accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018, as the shares held by the Company were not considered in-substance common stock and the shares do not have readily determinable fair value. The Company also determined that the host contract of Series A Guazi Shares is equity in nature and there was no embedded derivative that needs to be separately accounted for in accordance with ASC 815-15-25-1.

In March 2016, the Company converted the entire amount of Guazi Convertible Note into 62.5 million Guazi Series B1 preference shares (“Series B1 Guazi Shares”) based on a conversion price of US$0.80 per share.

The Series B1 Guazi Shares was measured at fair value of RMB239.5 million on the date of conversion with the assistance of a third-party independent valuation specialist. The investment in Series B1 Guazi Shares was accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018, as the shares invested by the Group were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price. In 2017, the Group sold certain number of Series A Guazi Shares and recognized the difference between the cash proceeds received and the carrying value of the Series A Guazi Shares disposed of as investment income amounted to RMB300.1 million.

In 2019, the Group sold a portion of Series A Guazi Shares to a third-party investor for a total price of RMB4,978.2 million (US$713.6 million) in cash. The Group recognized the difference between the cash consideration for and the carrying value of the Series A Guazi Shares disposed of as investment income amounting to RMB4,760.5 million. In addition, the Group identified an observable price change in the disposal of Series A Guazi Shares, which was considered an orderly transaction, for the identical equity securities (i.e. Series A Guazi Shares) and similar equity securities (i.e. the Series B1 Guazi Shares). In accordance with ASC 321-10-35-2, the remaining Series A Guazi Shares and Series B1 Guazi Shares held by the Group should be re-measured at fair value as of the date that the observable transaction occurred. The Group recognized RMB1,381.1 million unrealized gains as a result of re-measuring the fair value of the remaining Series A Guazi Shares and Series B1 Guazi Shares held by the Group for the year ended December 31, 2019. The Group determined the fair values of the Series A Guazi Shares and Series B1 Guazi Shares by using a market approach and equity allocation model, which was based on significant inputs not observable in the market, including risk-free rate, lack of marketability discount and expected volatility.

As of December 31, 2018 and 2019, the Group held 19.1% and 8.0% equity interests in Che Hao Duo on fully diluted basis, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

7.	Preference share /warrant financing of Zhuan Zhuan

Zhuan Spirit Holding Limited (“Zhuan Zhuan Holding”) is a subsidiary of the Group incorporated in the Cayman Islands. Zhuan Zhuan Holding and its subsidiaries and consolidated VIEs (collectively "Zhuan Zhuan") are principally engaged in operating an online used goods trading and service platform in the PRC. On April 28, 2017, Zhuan Zhuan Holding completed a series A preference share financing by issuing series A preference shares ("Zhuan Zhuan Series A Shares") to Tencent for a combination of US$200 million in cash and additional business resources to be provided by Tencent. The Group is considered as the primary beneficiary of Zhuan Zhuan Holding subsequent to the Series A preference share financing in accordance with ASC 810-10-25-44.

On September 9, 2019 (the "Zhuan Zhuan Series B Financing Closing Date"), Zhuan Zhuan Holding entered into definitive agreements for a series B preference share financing with Tencent, the Company and certain new investors (the "Zhuan Zhuan New Investors") for a combination of cash and additional business resources totaled approximately US$300 million. Pursuant to the agreements, Zhuan Zhuan Holding issued series B preference shares ("Zhuan Zhuan Series B Shares") to Tencent for a combination of cash and additional business resources amounted to approximately US$150 million, and issued series B warrants with onshore loans ("Zhuan Zhuan Series B Warrants") or Zhuan Zhuan Series B Shares to the Company and Zhuan Zhuan New Investors for total cash considerations of US$150 million. As of December 31, 2019, Zhuan Zhuan has received cash consideration of US$170 million from Tencent, the Company and Zhuan Zhuan New Investors.

The Group is considered as the primary beneficiary of Zhuan Zhuan Holding and continues to consolidate Zhuan Zhuan Holding subsequent to the series B preference share financing in accordance with ASC 810-10-25-44. Pursuant to the memorandum and articles of association of Zhuan Zhuan Holding, the holders of Zhuan Zhuan Series A Shares, Zhuan Zhuan Series B Shares and Zhuan Zhuan Series B Warrants have the right to require Zhuan Zhuan Holding to redeem the preference shares or warrants that they held at their original issuance price plus 8% simple interest per annum if Zhuan Zhuan Holding does not complete a qualified initial public offering ("IPO") on or before the sixth year anniversary from the Zhuan Zhuan Series B Financing Closing Date.

Accordingly, the Group accounted for Zhuan Zhuan Series A Shares, Zhuan Zhuan Series B Shares and Zhuan Zhuan Series B Warrants issued by Zhuan Zhuan Holding as a mezzanine classified noncontrolling interests because the noncontrolling interests can be contingently redeemed by Tencent and Zhuan Zhuan New Investors at a pre-determined value upon the resolution of the contingent event. The carrying amount of the mezzanine classified noncontrolling interests initially recognized was subsequently accreted using effective interest method to the accreted value pursuant to the share subscription agreement in accordance with ASR 268 Presentation in Financial Statements of "Redeemable Preferred Stocks".

The Group accounted for the issuance of Zhuan Zhuan Series A Shares and Zhuan Zhuan Series B Shares in exchange for the business resources from Tencent as stock-based compensation with non-employee in accordance with ASC 718-10. Tencent’s business resources represent services to be provided over a period of time. Zhuan Zhuan Series A Shares and Zhuan Zhuan Series B Shares granted to Tencent were fully vested and nonforfeitable on their respective closing dates. Accordingly, the Group recognized a prepaid expense based on the fair value of corresponding portion of Zhuan Zhuan Series A Shares and Zhuan Zhuan Series B Shares on the respective closing dates. The prepaid expense was subsequently amortized over the period during which services were rendered by Tencent on a straight-line basis to reflect the same manner as if the Group paid cash to Tencent in exchange for these services over the contractual period of time. For the year ended December 31, 2017, 2018 and 2019, the Group recognized RMB42.0 million, RMB181.1 million and RMB317.9 million expenses, respectively, for the use of the business resources provided by Tencent. As of December 31, 2018 and 2019, the Group held 72.2% and 63.5% of equity interests in Zhuan Zhuan Holding on issued and outstanding basis, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

8.	Disposal of finance business

In September 2017, the Group entered into a framework agreement with Mr. Jinbo Yao, the chief executive officer and a principal shareholder of the Company to dispose its financial services and other finance related business (the “Finance Business”). Tianjin Wuba Financial Service Co., Ltd. ("58 Finance ") is the holding company of the Finance Business, which is majority-owned by Mr. Jinbo Yao, who contributed RMB150 million in cash to 58 Finance. After completion of the disposal of the Finance Business, the Group holds neither legal ownership nor effective control over 58 Finance, but is entitled to a profit participation right, with fair value of approximately RMB151 million based on a discounted cash flow model, for a portion of the future pre-tax profit of 58 Finance when 58 Finance has a positive pre-tax income on a cumulative basis. Moreover, the total profit participation rights do not have an expiration date and the Group would be able to convert its profit participation rights with respect to 58 Finance into the same percentage of 58 Finance's equity interests, subject to applicable regulatory approvals.

In addition to the profit participation right, as part of the disposal, (i) the Group’s original capital contribution to the Finance Business of approximately RMB286 million would be repaid to the Group by 58 Finance in installments, plus interest to be determined based on the market interest rate, over a 3-year term subsequent to the disposal date; and (ii) repayments from borrowers for automobile financing receivables that were outstanding as of the disposal date ("Automobile Financing Receivables"), amounting to RMB132 million, would be repaid to the Group no later than 3 years after the disposal date.

Upon the completion of the transaction in October 2017, 58 Finance were assessed as VIEs and Mr. Yao was considered to be the primary beneficiary of 58 Finance because Mr. Yao held a majority equity stake in 58 Finance, and hence obtained majority voting rights in 58 Finance through his equity stake, possessed the power to direct the activities of 58 Finance that would most significantly impact its economic performance, and also was exposed to the benefits and losses of 58 Finance. Accordingly, 58 Finance was deconsolidated from the Group. As a result of the disposal, the Group recognized a gain amounted to RMB87.8 million in the consolidated statements of changes in equity as the difference between the net carrying amount of the derecognized assets and liabilities of the Finance Business and the profit participation right and the other receivables due from 58 Finance, and derecognized allocated goodwill amounting to RMB39.0 million attributable to Finance Business. Although the disposal of the Finance Business is not considered as a common control transaction because Mr. Yao has a controlling interest in 58 Finance but not in the Group, given he is a principal shareholder of the Group, the Group recorded the gain in equity as additional paid-in capital by Mr. Yao. The profit participation right is treated as contingent consideration received upon the disposal of the Finance Business and is recorded as a long-term asset carried at amortized cost less impairment.

The Group has provided certain services to 58 Finance in exchange for further profit participation rights. The Group will recognize revenue for these services when all of the revenue recognition criteria are met. There was no revenue recognized under this arrangement for the years ended December 31, 2017, 2018 and 2019.

The following is a summary of profit participation right, consideration and other receivables from 58 Finance.

	As of December 31,
	2018	2019
	RMB	RMB
Current:
- Consideration receivable for original capital contribution to the Finance Business	57,000	171,000
- Automobile Financing Receivables	—	132,000
- Guarantee fees receivable	—	15,638
- Others	25,725	14,924
Total	82,725	333,562

Non-current:
- Consideration receivable for original capital contribution to the Finance Business	171,000	—
- Automobile Financing Receivables	132,000	—
- Profit participation right	150,908	150,908
- Others	37,748	40,147
Total	491,656	191,055

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

In accordance with the agreed repayment schedule for the disposal of the Finance Business, 58 Finance repaid RMB57.0 million consideration along with RMB3.2 million interest to the Group in 2018 and repaid RMB57.0 million consideration along with RMB5.8 million interest in 2019. In addition, RMB171.0 million of consideration receivable for original capital contribution to  the Finance Business and RMB132.0 million of automobile financing receivables as of December 31, 2018 were reclassified to “Prepayment and other current assets” as of December 31, 2019 since they will be due during the next twelve months. See Note 10 and Note 16 for more detail.

In 2019, Golden Pacer, newly established in Cayman Islands, became the ultimate holding company of 58 Finance.

9.	Accounts receivable, net

Accounts receivable, net, consists of the following:

	As of December 31,
	2018	2019
	RMB	RMB
Accounts receivable	983,063	1,305,016
Allowance for doubtful accounts	(65,620)	(95,765)
Accounts receivable, net	917,443	1,209,251

Movement of allowance for doubtful accounts is as follows:

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of year	51,719	62,736	65,620
Provisions	16,450	8,380	32,050
Reversals	(4,896)	(3,447)	(979)
Write-offs	(537)	(2,049)	(926)
Balance at end of year	62,736	65,620	95,765

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

10.	Prepayments and other current assets

The following is a summary of prepayments and other current assets:

	As of December 31,
	2018	2019
	RMB	RMB
Consideration receivable for disposal of Guazi preference shares	—	497,837
Prepaid advertising fee	227,057	445,415
Consideration and other receivables from 58 Finance (due from a related party (Note 8))	82,725	333,562
Receivables on behalf of third parties	51,712	295,480
Distributor commission	—	192,248
Input VAT	74,193	139,187
Prepayment for physical goods	11,172	101,352
Rental, advertising and other deposits	100,214	97,765
Employee advance	100,063	91,671
Prepayment for film investment	75,029	56,069
Prepaid rental fees	19,365	17,236
Prepayment for service fees	28,052	16,040
Interest receivable	38,296	9,581
Others	5,525	33,477
Total	813,403	2,326,920

The prepaid advertising fees consist of (i) prepayments to third parties for advertising services, mainly through television, internet and outdoor media; and (ii) unamortized business resources contributed by Tencent to Zhuan Zhuan amounting to RMB122.2 million and RMB348.5 million, respectively, as of December 31, 2018 and 2019. See Note 7 for more details. The advertising expenses and the amortization of business resources are recognized in sales and marketing expenses subsequently, when the services are received.

Consideration and other receivables from 58 Finance represents consideration receivable from the disposal of the Finance Business completed in October 2017 and other receivables related to ordinary business operations. See Note 8 for more details.

11.	Property and equipment, net

The following is a summary of property and equipment, net:

	As of December 31,
	2018	2019
	RMB	RMB
Buildings	1,172,239	1,172,239
Computers and equipment	571,654	659,382
Leasehold improvements	155,801	151,760
Software	49,146	63,460
Furniture and fixtures	21,054	21,369
Motor vehicles	5,383	6,050
Total	1,975,277	2,074,260
Less: Accumulated depreciation	(645,525)	(768,467)
Net book value	1,329,752	1,305,793

Depreciation expenses for the years ended December 31, 2017, 2018 and 2019 were RMB211.2 million, RMB190.6 million and RMB176.8 million, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

12.	Intangible assets, net

The following is a summary of intangible assets, net:

	As of December 31,
	2018	2019
	RMB	RMB
Cost
Domain names and trademarks	1,643,080	1,651,421
Technology	215,064	215,064
Customer relationship	26,586	26,586
Licenses	12,793	12,793
Total	1,897,523	1,905,864
Accumulated amortization
Domain names and trademarks	(605,014)	(778,424)
Technology	(165,982)	(212,690)
Customer relationship	(26,263)	(26,586)
Licenses	(319)	(1,599)
Total	(797,578)	(1,019,299)
Net book value	1,099,945	886,565

Amortization expenses for the years ended December 31, 2017, 2018 and 2019 were RMB224.4 million, RMB222.5 million and RMB222.8 million, respectively. During the corresponding periods, no impairment was recognized in the consolidated statements of comprehensive income.

The estimated aggregate amortization expenses for each of the five succeeding fiscal years and thereafter are as follows:

Amounts
RMB
For the year ended December 31,
2020	177,111
2021	174,736
2022	174,736
2023	174,736
2024	173,660
Thereafter	11,586
Total	886,565

13.	Goodwill

The changes in the carrying amount of goodwill for the years ended December 31, 2018 and 2019 were as follows:

Amounts
RMB
Balance as of December 31, 2017	15,864,655
Addition	9,565
Balance as of December 31, 2018 and 2019	15,874,220

As of December 31, 2017, the goodwill balance arose from the acquisition of Ganji and Anjuke, less the goodwill allocated to 58 Home, Guazi and Finance Business.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

All goodwill arising from business acquisitions completed was attributable to the Group. Goodwill was allocated to the disposed businesses such as 58 Home, Guazi and Finance Business according to the relative fair values of the businesses being disposed of and the portion of the Group that was retained as of the dates the businesses were disposed.

In the annual impairment assessment of goodwill, the Company concluded that there was no impairment charge for the year ended December 31, 2017, 2018 and 2019.

14.	Long-term investments

The following is a summary of long-term investments:

	As of December 31,
	2018	2019
	RMB	RMB
Measurement alternative investments:
Investment in Guazi (a)	583,284	1,897,877
Investment in Tujia (b)	273,568	278,071
Investment in investee A (c)	298,850	303,771
Investment in investee B (d)	300,000	300,000
Investment in investee C	231,442	235,253
Investment in investee D	137,264	139,524
Investment in investee E (e)	—	150,000
Investment in Sweetome (f)	10,057	82,026
Investment in 58 Home Series A Preference Shares (g)	18,525	—
Others (l)	297,270	486,051
Total measurement alternative investments	2,150,260	3,872,573

Equity method investments:
Investment in investee F (h)	—	704,806
Investment in investee G (i)	75,941	324,383
Investment in investee Ai Fang (j)	—	120,025
Investment in investee Sweetome (f)	—	102,954
Others	46,455	29,865
Total equity method investments	122,396	1,282,033

Fair value method investments:
Investment in 5I5J (k)	910,650	840,450
Others	182,600	91,455
Total fair value method investments	1,093,250	931,905
Total long-term investments	3,365,906	6,086,511

(a)	The investment in Guazi consists of investments in Series A Guazi Shares and Series B1 Guazi Shares, which are measured under measurement alternative, because the shares invested by the Group were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price.

As disclosed in Note 6, the Company sold a portion of Series A Guazi Shares to a third-party investor in 2019. The Company recognized RMB4,760.5 million realized gains for the portion sold and recognized RMB1,381.1 million unrealized gains as a result of remeasuring the fair value of the remaining Series A Guazi Shares and Series B1 Guazi Shares held by the Group.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(b)	The Group invested in ordinary shares and series D preference shares of Tujia.com International (“Tujia”) in 2016. The investment in Tujia ordinary shares and series D preference shares was measured at fair value of RMB276.5 million (US$39.9 million) on the date of investment and was subsequently accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018 because the preference shares were not considered as in-substance common stock, the ordinary shares could not exert significant influence over the investee, and neither the preference shares nor the ordinary shares have readily determinable fair value or quoted market price. For the year ended December 31, 2018 and 2019, the Group did not identify any observable price change in this investment, which refer to the price changes in orderly transactions for an identical or similar investment in the investee.
(c)	In 2017, the Group acquired shares of investee A for cash consideration of RMB284.5 million (US$43.5 million). Investee A is mainly engaged in the business of property management. The investment was accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018 as the shares invested by the Group were not considered as in-substance common stock and the shares did not have readily determinable fair value. For the year ended December 31, 2018 and 2019, the Group did not identify any observable price change in this investment, which refer to the price changes in orderly transactions for an identical or similar investment in the investee.
(d)	In 2018, the Group invested RMB300.0 million in a third-party company or Investee B. The Group’s shares invested in Investee B were not considered as in-substance common stock, and did not have readily determinable fair value or quoted market price, therefore, the investment was accounted for under measurement alternative according to ASC 323 and ASU 2016-01. For the year ended December 31, 2018 and 2019, the Group did not identify any observable price change in this investment, which refer to the price changes in orderly transactions for an identical or similar investment in the investee.
(e)	In 2019, the Group invested RMB150.0 million in a third-party company or Investee E. The Group’s shares invested in Investee E were not considered as in-substance common stock and had no readily determinable fair value or quoted market price, therefore, the investment was accounted for under measurement alternative according to ASC 323 and ASU 2016-01. For the year ended December 31, 2019, the Group did not identify any observable price change in this investment, which refer to the price changes in orderly transactions for an identical or similar investment in the investee.
(f)	In 2017, the Group acquired preference shares and ordinary shares of Sweetome for cash consideration of RMB2.0 million and RMB8.0 million, respectively. Sweetome is mainly engaged in providing short-term leasing services and homestay hotels services. The investment in ordinary shares of Sweetome was accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018 because the ordinary shares could not exert significant influence over the investee, and the ordinary shares did not have readily determinable fair value or quoted market price. The investment in preference shares of Sweetome was accounted for under cost method, and measurement alternative after the Group adopted ASU 2016-01 since January 1, 2018 because the preference shares were not considered as in-substance common stock and did not have readily determinable fair value or quoted market price.

In 2019, the Group entered into a series of agreements to acquire additional preference shares and ordinary shares of Sweetome. Pursuant to the agreements, the Group would (i) pay cash consideration of RMB160.0 million in exchange for preference shares of Sweetome, (ii) provide business resources valued at RMB94.9 million on the transaction date over a four-year period in exchange for ordinary shares of Sweetome. As of December 31, 2019, the Group partially completed the transaction and obtained half of the agreed number of preference shares by paying cash consideration of RMB80.0 million and acquired ordinary shares by providing business resources valued at RMB94.9 million over a four-year period from January 2020. Following the completed part of the transaction, (i) the Group accounted for the preference shares in Sweetome under the measurement alternative according to ASC 321 because they were not considered as in-substance common stock and they have no readily determinable fair value or quoted market price; (ii) the Group accounted for the ordinary shares using equity method according to ASC 323 since the Group obtained significant influence over Sweetome. For the year ended December 31, 2018 and 2019, the Group did not identify any observable price change in this investment, which refer to the price changes in orderly transactions for an identical or similar investment in the investee. For the year ended December 31, 2019, the Group did not record any gain or loss under equity method since the amount was immaterial.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

(g)	As a result of the deconsolidation of 58 Home on November 27, 2015, the Group continues to retain equity interests in 58 Home through its ownership of certain 58 Home Ordinary Shares and 58 Home Series A Preference Shares. The Group’s investment in 58 Home Ordinary Shares was accounted for as an equity method investment in accordance with ASC 323. The Group’s investment in 58 Home Series A Preference Shares was accounted for under the cost method, and measurement alternative after the Group adopted ASU 2016-01 from January 1, 2018 as 58 Home Series A Preference Shares were not considered as in-substance common stock and the shares did not have readily determinable fair value or quoted market price. Since January 2018, the carrying amount of the Group’s investment in 58 Home Ordinary Shares has been reduced to zero due to the accumulated losses picked up from 58 Home. The Group has continued to record its share of losses in 58 Home in its consolidated statements of comprehensive income to the extent of its investment in 58 Home Series A Preference Shares. For the year ended December 31, 2017, 2018 and 2019, the Group recorded investment losses of RMB663.2 million, RMB79.6 million and RMB17.7 million, respectively, in share of results of equity investees in the consolidated statements of comprehensive income relating to the investments in 58 Home. In 2019, the carrying amount of the Group’s investment in 58 Home Series A Preference Shares was reduced to zero.
(h)	In 2019, the Group invested in common shares of Investee F, for cash consideration of RMB700.0 million. The investment is accounted for under equity method as the Group can exert significant influence over the investee. For the year ended December 31, 2019, the Group recorded RMB4.8 million gain in share of results of equity investees in the consolidated statements of comprehensive income.
(i)	In 2017 and 2019, the Group invested in common shares of Investee G for cash consideration of RMB99.0 million and RMB198.0 million, respectively. Investee G is mainly engaged in the consumer finance business. The investment is accounted for under equity method as the Group can exert significant influence over the investee. The Group recorded RMB24.0 million loss, RMB0.9 million gain and RMB50.4 million gain in share of results of equity investees in the consolidated statements of comprehensive income, for the year ended December 31, 2017, 2018 and 2019, respectively.
(j)	In 2019, the Group invested in common shares of Shanghai Gengying Information Technology Co., Ltd. ("Ai Fang") for cash consideration of RMB153.0 million and held 30% of the equity interests in Ai Fang as of December 31, 2019. Ai Fang is mainly engaged in real estate related business. The investment is accounted for under equity method as the Group can exert significant influence over the investee. For the year ended December 31, 2019, the Group recorded RMB33.0 million loss in share of results of equity investees in the consolidated statements of comprehensive income.
(k)	In 2018, the Group acquired a minority stake of approximately 8.3% in 5I5J Holding Group Co., Ltd., or 5I5J, a major secondary and rental brokerage company listed on the Shanghai Stock Exchange in mainland China, for a consideration of approximately RMB1.1 billion in cash. The Group classified this investment as equity investments with readily determinable fair values under long-term investments and reported the investment at fair value using a market approach based on the investee’s quoted market price. As of December 31, 2018 and 2019, the fair value of the investment held by the Group was RMB910.7 million and RMB840.5 million, respectively, and the Group recognized an unrealized loss in fair value of RMB157.4 million and RMB70.2 million, respectively, for the year ended December 31, 2018 and 2019 in investment income, net in the Group’s consolidated statements of comprehensive income.
(l)	As of December 31, 2019, the increase in “Others” under measurement alternative mainly included newly acquired shares of other companies for an aggregate cash consideration of RMB199.9 million which were elected to be accounted for under measurement alternative because such investments were 1) not considered as in-substance common stock and did not have readily determinable fair values or quoted market price; or 2) the investments did not have readily determinable fair values or quoted market price and the Group did not have the ability to exercise significant influences over the investees. During the year ended December 31, 2019, a measurement alternative investment amounted to RMB11.8 million was fully impaired (see Note 2 (m)).

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

For the years ended December 31, 2019, equity method investments held by the Group in aggregate have met the significance criteria as defined under Rule 4-08 (g) of Regulation S-X. As such, the Group is required to present summarized financial information for all of its equity method investments as a group as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2017	December 31, 2018	December 31, 2019
	RMB	RMB	RMB
Operating result data:
Total revenues	519,121	1,178,231	2,355,714
Gross profit	339,358	628,160	1,489,798
Loss from operations	(836,811)	(1,469,574)	(1,120,644)
Net loss	(840,385)	(1,478,234)	(983,780)

	As of December 31,
	2018	2019
	RMB	RMB
Balance sheets data:
Current assets	910,462	3,627,152
Non-current assets	4,345,855	11,694,180
Current liabilities	4,140,812	11,648,260
Non-current liabilities	193,534	658,950
Noncontrolling interests and mezzanine equity	2,755,258	3,647,147

15.Investment in convertible notes

In May 2019, the Group paid RMB689.3 million (US$100.0 million) to invest in convertible notes issued by Uxin. The convertible notes bear an annual interest rate of 3.75% and will mature in five years from the date of issuance. The Group has the right but not the obligation to convert the convertible notes into Class A ordinary shares of Uxin at a conversion price of US$1.03 per share after a 180-day period from the date when all closing conditions were met. The convertible notes will automatically terminate if the Group choses to convert it into Uxin’s Class A ordinary shares. The Group elected the fair value option in accordance with ASC 825 to account for the investment in convertible notes and recognized the fair value change in its consolidated statements of comprehensive income. For the year ended December 31, 2019, the Group recognized a fair value loss of RMB28.7 million and presented the loss as part of the “investment income, net” in the consolidated statement of the comprehensive income.

16.	Long-term prepayments and other non-current assets

The following is a summary of long-term prepayments and other non-current assets:

	As of December 31,
	2018	2019
	RMB	RMB
Profit participation right, consideration and other receivables from 58 Finance (due from a related party (Note 8))	491,656	191,055
Long-term prepaid advertising fee	—	153,287
Deferred tax assets, net	42,953	85,023
Rental deposits	17,537	19,744
Prepayment for purchase of property and equipment	10,764	6,341
Prepayment for investments	75,000	—
Others	1,568	14,142
Total	639,478	469,592

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

17.	Short-term loans

In December 2016, the Group obtained a three-year interest-bearing bank loan of RMB150.0 million from Shanghai Pudong Development Bank Co., Ltd. (“Pudong Bank”), which was secured by an office building of the Group as collateral. The Group repaid RMB75.0 million of the loan pursuant to the payment schedule in 2018 and 2019, respectively. The loan was fully repaid in January 2019.

In April 2017, the Group obtained a two-year interest-bearing US$ denominated loan (“CMB loan”) of US$107.5 million from China Merchant Bank Co., Ltd., (“CMB Bank”), which was due in April 2019. The CMB loan was secured by a two-year term deposit amounted to RMB792.0 million, which represents the loan-to-value ratio of no more than 94% and was classified as non-current restricted cash in the Group’s consolidated balance sheets. The Group would need to provide more term deposits or equivalent amount of cash to CMB Bank as a security when the loan-to-value ratio exceeds 98% due to appreciation of U.S. dollar against RMB. The CMB loan was fully repaid in April 2019.

As of December 31, 2018, CMB loan amounted to RMB737.8 million (US$107.5 million) and RMB75.0 million loan from Pudong Bank were outstanding and recorded in short-term loans in the Group’s consolidated balance sheets.

As of December 31, 2019, no short-term bank loan was outstanding.

18.	Accounts payable

The following is a summary of accounts payable:

	As of December 31,
	2018	2019
	RMB	RMB
Payable for advertisement fees	701,629	791,705
Rebate payable to sales agents	142,663	137,982
Payable related to purchases of property and equipment	4,434	40,319
Others	38,832	72,691
Total	887,558	1,042,697

19.	Accrued expenses and other current liabilities

The following is a summary of accrued expenses and other current liabilities:

	As of December 31,
	2018	2019
	RMB	RMB
Deposits from sales agents and others	202,265	302,727
Accrued office expenses	207,146	205,538
Other payable to platform users and merchants	43,413	118,840
Acquisition consideration payable	105,620	107,359
Payable to employees related to share-based awards	43,558	92,290
Accrued professional fees	78,315	88,198
Accrued telecom and bandwidth fees	40,078	31,841
Government subsidy	9,146	21,716
Cash received on behalf of a related party	82,358	—
Others	66,469	84,498
Total	878,368	1,053,007

Acquisition consideration payable consists of consideration payable related to acquisitions of Ganji.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The amount of cash received on behalf of a related party was settled in March 2019.

20.	Fair value measurements

Measured on recurring basis

The Group measured its financial assets including cash equivalents, term deposits, short-term investments, certain long-term investments and investment in convertible notes at fair value on a recurring basis as of December 31, 2018 and 2019. The following table sets forth the financial instruments, measured at fair value at recurring basis, by level within the fair value hierarchy:

		As of December 31,
Financial instruments	Fair value hierarchy	2018	2019
		RMB	RMB

Cash equivalents	Significant other observable inputs (Level 2)	1,069,646	2,302,860
Term deposits	Significant other observable inputs (Level 2)	—	70,000
Short-term investments:
- Variable-rate financial instruments	Significant other observable inputs (Level 2)	4,587,610	8,414,348
Long-term investments:
- Equity investments with readily determinable fair value	Quoted prices in active markets for identical assets (Level 1)	910,650	841,754
- Non-marketable investments held by an investment company within the Group or accounted for using fair value option	Significant unobservable inputs (Level 3)	182,600	90,151
Investment in convertible notes	Significant unobservable inputs (Level 3)	—	669,715

Cash equivalents and term deposits

The Group measures cash equivalents and term deposits at fair value based on the pervasive interest rates in the market, which are also the interest rates as stated in the contracts with the banks. The Group classifies the valuation techniques that use the pervasive interest rates input as Level 2 of fair value measurements. Generally, there are no quoted prices in active markets for identical time deposits at the reporting date. In order to determine the fair value, the Group must use the discounted cash flow method and observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Short-term investments: Variable-rate financial instruments

The Group measures variable-rate financial instruments at fair value. As the variable-rate financial instruments represent investments in wealth management products with variable interest rates and principal non-guaranteed which were purchased from commercial banks and other financial institutions. To estimate the fair value of investments in variable-rate financial instruments, the Group refers to the quoted rate of return provided by banks at the end of each period using the discounted cash flow method. The Group classifies the valuation techniques as Level 2 of fair value measurement.

Long-term investments and investment in convertible notes

Effective as of January 1, 2018, all equity investments in unconsolidated entities (other than those accounted for using the equity method of accounting) will generally be measured at fair value through the consolidated statements of comprehensive income. There will no longer be an available-for-sale classification (changes in fair value previously reported in other comprehensive income) for equity securities.

Equity investments with readily determinable fair values are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements. The change in fair value losses of this type of investment for the years ended December 31, 2018 and 2019 were RMB157.4 million and RMB75.8 million, which were recorded in “investment income, net” in the Group’s consolidated statements of comprehensive income.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The Group estimated the fair value of non-marketable investments held by subsidiaries of the Group with the assistance from an independent third-party valuation firm. Based on the market approach, the Group determined the estimate of the fair value of non-marketable investments by using information including but not limited to liquidity factors and selection of the comparable companies. The Group classified the valuation techniques that use these significant unobservable inputs as Level 3 of fair value measurements. The Group recorded RMB18.1 million fair value gain and RMB136.7 million net fair value loss for the years ended December 31, 2018 and 2019 respectively, which were included in “investment income, net” in the Group’s consolidated statements of comprehensive income.

The Group accounted for the investment in convertible notes using the fair value option. The fair value measurements of convertible notes are based on significant inputs not observable in the market, and thus represent Level 3 measurement. See Note 15 for further information on the convertible notes.

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

Long-term investments

The investments in Guazi were accounted for using measurement alternative after the Group adopted ASU 2016-01 from January 1, 2018. In 2019, the fair value measurements of the investments are based on significant inputs not observable in the market, and thus represent Level 3 measurement. See Note 14 for further information regarding the investments in Guazi.

Intangible assets and goodwill

The inputs used to measure the estimated fair value of goodwill are classified as Level 3 fair value measurement due to the significance of unobservable inputs used such as historical financial information and assumptions about future growth rates and discount rates, which require significant judgment and company-specific information.

Financial instruments not measured at fair value

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

The Company is registered in the Cayman Islands. The Company generated substantially all of its income from its PRC operations for the years ended December 31, 2017, 2018 and 2019.

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

Hong Kong

The Group's subsidiaries incorporated in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong for the years of assessment 2015/2016, 2016/2017 and 2017/2018. Commencing from the year of assessment 2018/2019, the first Hong Kong dollars 2 million of profits earned by the Group's subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e., 8.25)% while the remaining profits will continue to be taxed at the existing 16.5% tax rate. Under the Hong Kong tax laws, the Group is exempted from the Hong Kong income tax on its foreign-derived income. In addition, payments of dividends from the Group's incorporations in Hong Kong to 58.com Inc. are not subject to any Hong Kong withholding tax. The operations in Hong Kong have incurred net accumulated operating losses for income tax purposes.

PRC

On March 16, 2007, the National People’s Congress of PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which FIEs and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

The Enterprise Income Tax Law and its implementation rules permit certain “high and new technology enterprises strongly supported by the state” that hold independent ownership of core intellectual property and simultaneously meet a list of other criteria, financial or non-financial, as stipulated in the implementation rules and other regulations, to enjoy a preferential enterprise income tax rate of 15% subject to certain new qualification criteria. The State Administration of Taxation, the Ministry of Science and Technology and the Ministry of Finance jointly issued the Administrative Rules for the Certification of High and New Technology Enterprises delineating the specific criteria and procedures for the “high and new technology enterprises” certification in April 2008. Enterprises recognized as “high and new technology enterprises” (“HNTE”) will enjoy a preferential enterprise income tax rate of 15%  after they go through tax reduction application formalities with relevant tax authorities. Beijing 58, Wanglin, Shanghai Ruiting, 58 Technology, 58 Co., Ltd. and Shanghai Ruijia Information Technology Co., Ltd have all obtained the “high and new technology enterprise” certificate and maintained the “high and new technology enterprise” status and will be eligible for a preferential tax rate of 15% when they have taxable income under the Enterprise Income Tax Law, as long as they maintain the “high and new technology enterprise” status.

In addition, qualified software enterprises are exempt from the enterprise income tax for two years beginning from their first profitable year and are entitled to a 50% tax rate reduction for the subsequent three years. The software enterprise qualification is subject to an annual assessment. Wanglin obtained its software enterprise qualification in 2014 and is entitled to a two-year exemption from 2014 to 2015 and enjoys a preferential tax rate of 12.5% from 2016 to 2018 as long as it is able to pass the annual assessment for software enterprise qualification for each of the respective years. 58 Technology qualified as a software enterprise in 2014 and was granted a two-year exemption from 2015 to 2016 and enjoyed a 12.5% preferential tax rate from 2017 to 2019 for so long as it maintains this qualification.

According to a policy promulgated by the State Tax Bureau of the PRC and effective from 2008 onwards, enterprises engaging in research and development activities are entitled to claim 150% of the research and development expenses so incurred in a year as tax deductible expenses in determining its tax assessable profits for that year (“Super Deduction”). From January 1, 2018 to December 31, 2020, all Chinese resident enterprises will enjoy the Super Deduction of 175% in accordance with the updated policy promulgated by the Stated Tax Bureau of the PRC. Wanglin, Beijing 58, 58 Technology and Shanghai Ruiting claimed such Super Deduction in ascertaining its tax assessable profits for the years ended December 31, 2017, 2018 and 2019, respectively.

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

The EIT Law also imposes a withholding income tax of 10% on dividends distributed by an FIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The Cayman Islands, where the Company was incorporated, does not have such tax treaty with China. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an FIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the FIE). The Group’s subsidiaries and VIEs had neither declared any dividend to their respective parent companies nor planned to declare or pay any dividends to the parent companies out of the accumulated undistributed earnings as of December 31, 2019 in the foreseeable future, and accordingly no withholding tax was accrued. As of December 31, 2019, the total amount of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was RMB8.7 billion, and the unrecognized tax liabilities were RMB865.9 million.

The provisions for income tax expenses are summarized as follows:

	For the Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Current tax expenses	(212,528)	(370,149)	(784,274)
Deferred tax (expenses)/benefit	65,839	70,444	(50,060)
Income tax expenses	(146,689)	(299,705)	(834,334)

The following table sets forth reconciliation between the statutory EIT rate and the Group’s effective tax rate:

	For the Year ended December 31,
	2017	2018	2019
Statutory income tax rates:	25.0%	25.0%	25.0%
Change in valuation allowance	(7.5)%	10.1%	3.8%
Permanent book-tax differences (a)	9.4%	(7.6)%	(12.4)%
Effect of preferential tax treatment and tax holiday	(13.7)%	(13.6)%	(8.4)%
Others (b)	(3.6)%	(1.6)%	1.0%
Effective tax rate	9.6%	12.3%	9.0%

(a)	The permanent differences mainly consisted of additional deduction for research and development expenditures, effect on tax rates in different tax jurisdiction and other non-deductible expenses.
(b)	Others mainly consisted of fair value change, Fixed Assets One-time Expense and amortization of acquired intangible assets.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The per share effect of the tax holidays  mostly enjoyed by Shanghai Ruiting, Wangling and 58 Technology are as follows:

	For the Year ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Net earnings per ordinary share attributable to ordinary shareholders effect – basic	0.45	1.01	0.93
Net earnings per ordinary share attributable to ordinary shareholders effect – diluted	0.45	0.99	0.92

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities:

	As of December 31,
	2018	2019
	RMB	RMB
Deferred tax assets
Provision for doubtful receivables	11,622	19,459
Net operating loss carry forwards	290,164	499,091
Advertising expenses in excess of deduction limit	306,510	466,090
Others	23,603	37,420
Total deferred tax assets	631,899	1,022,060
Less: Valuation allowance	(588,946)	(937,037)
Total deferred tax assets, net	42,953	85,023

Deferred tax liabilities
Acquired intangible assets	268,171	214,388
Fair value change	—	152,223
Fixed Assets One-time Expense	14,941	23,108
Total deferred tax liabilities	283,112	389,719

Deferred tax assets of RMB43.0 million and RMB85.0 million were included in the long-term prepayments and other non-current assets of the Group’s consolidated balance sheets as of December 31, 2018 and 2019.

Deferred tax liabilities of RMB268.2 million and RMB214.4 million as of December 31, 2018 and 2019 were mainly related to the intangible assets acquired during business acquisitions of Anjuke and Ganji in 2015. Deferred tax liabilities of RMB152.2 million as of December 31, 2019 were related to the fair value change of investment. Deferred tax liabilities of RMB14.9 million and RMB23.1 million as of December 31, 2018 and 2019 were related to the Fixed Assets One-time Expense.

As of December 31, 2019, the Group had net operating loss carry forwards of approximately RMB2.3 billion, which will expire during the period between January 1, 2021 and December 31, 2028. There is no expiration for the advertising expenses that were in excess of annual deduction limit and carried forward.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The Group has recoverable accumulated operating losses for income tax purposes since its inception. The Group believes that it is more likely than not that most of these recoverable operating losses and other deferred tax assets will not be utilized in the future except for RMB85.0 million deferred tax assets recognized as of December 31, 2019. Therefore, the Group had valuation allowances of RMB343.6 million, RMB588.9 million and RMB937.0 million for the deferred tax assets as of December 31, 2017, 2018 and 2019, respectively.

Movement of valuation allowance

	For the years ended December 31,
	2017	2018	2019
	RMB	RMB	RMB
Balance at beginning of the period	458,433	343,590	588,946
Provision	81,904	308,811	349,781
Current period reversal	(196,747)	(63,455)	(1,690)
Balance at the end of the period	343,590	588,946	937,037

The provision of valuation allowance against the deferred tax assets as of December 31, 2019 was primarily associated with operating loss carry forwards of Beijing Zhuanzhuan and Tianjin Zhuanzhuan, and the advertising expenses in excess of deduction limit of Yangguang Gudi and Shanjing Kechuang, which may not be realized as a tax benefit.

The current period reversal of valuation allowance is primarily attributed to the utilization of net operating losses and deductible advertising expenses carried forward from prior years of certain entities that started to make profits in the year ended December 31, 2019.

As of December 31, 2019, the tax years ended December 31, 2015 through 2019 of the Company’s PRC subsidiaries and the variable interest entities are subjected to examination by the PRC tax authorities.

22.	Ordinary shares

The Company was incorporated in the Cayman Islands in May 2011.

On August 30, 2013, the Group’s Board of Directors approved that the Group redesigned the share capital and adopted a dual class ordinary share structure immediately upon the completion of IPO. Upon completion of the Group’s IPO on November 5, 2013, the Company’s shares were divided into Class A ordinary shares and Class B ordinary shares, at par value of US $0.00001. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to ten votes per share, voting together as one class on all matters subject to a shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstance.

On April 20, 2015, the Group acquired certain number of ordinary and preference shares of Ganji from Ganji's shareholders, after  which the Group held less than 50% equity stake in Gangi. On August 6, 2015, the Company committed RMB2.5 billion (US$406.7 million) cash and 46.5 million newly issued ordinary shares of the Company to several private equity funds, of which RMB1.7 billion (US$272.4 million) cash and 46.5 million ordinary shares were contributed to the funds in August 2015. These funds, together with Tencent, acquired the remaining equity interest in Ganji on August 6, 2015.

On December 11, 2015, the Company issued 4.3 million Class A ordinary shares to Tencent to early repay RMB806.0 million (US$125.0 million) principal amount and settle the accrued interest payable of RMB47.0 million (US$7.3 million) of the convertible note to Tencent.

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

As of December 31, 2019, 4,800,000,000 Class A ordinary shares and 200,000,000 Class B ordinary shares were authorized, 299,277,413 ordinary shares were issued and outstanding, of which 254,045,293 were Class A ordinary shares and 45,232,120 were Class B ordinary shares.

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

The Group adopted a share incentive plan (the “2013 Plan”) on September 26, 2013. The 2013 Plan will terminate automatically 10 years after its adoption, unless terminated earlier at the Group’s shareholders’ approval. The maximum aggregate number of shares which may be issued pursuant to all awards under the 2013 Plan is 2,800,000 shares as of the date of its adoption. The number of shares reserved for future issuances under the 2013 Plan will be increased by a number equal to 1.5% of the total number of outstanding shares on the last day of the immediately preceding calendar year, on the first day of each calendar year during the term of the 2013 Plan beginning in 2015, or such lesser number of ordinary shares as determined by the Board of Directors. According to the resolutions of the Board of Directors of the Group in 2015 through 2019, the number of ordinary shares available for issuance under the 2013 Plan was increased to 31,133,369 as of January 1, 2019. The options and RSUs granted under the 2013 Plan were generally to be vested over three to five years, the majority of which shall have one fourth (1/4) vested and exercisable upon the first anniversary of the date of grant and the remaining shall vest every six months thereafter in equal installments, or subject to vesting in four equal installments over a period of four years.

As of December 31, 2019, the Group has reserved approximately 7,420,000 ordinary shares available to be granted as share-based awards.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

A summary of the Group’s share option activities under the 2010 and 2013 Plan for the years ended December 31, 2017, 2018 and 2019 is presented below:

			Weighted
		Weighted	Average
		Average	Remaining	Aggregate
	Number of	Exercise	Contractual	Intrinsic
	Options	Price	Life	Value
		US$	In years	US$
Outstanding as of December 31, 2016	5,447,800	7.78	6.39	43,531
Granted	—	—
Forfeited and expired	(99,344)	15.36
Exercised	(2,403,566)	6.29		45,141
Outstanding as of December 31, 2017	2,944,890	8.74	5.31	79,662
Granted	17,328	0.01
Forfeited and expired	(31,044)	7.03
Exercised	(395,590)	5.28		12,293
Outstanding as of December 31, 2018	2,535,584	9.24	4.42	45,620
Granted	—	—
Forfeited and expired	(2)	2.50
Exercised	(134,456)	4.51		3,411
Outstanding as of December 31, 2019	2,401,126	9.50	3.39	48,927
Exercisable as of December 31, 2019	2,197,930	8.53	3.17	46,910
Fully vested and expected to vest as of December 31, 2019	11,685,220

The weighted average grant date fair value of options granted for the year ended December 31, 2018 was US$37.86 per share. There were no options granted in 2017 and 2019.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

The following table sets forth the summary of RSUs activities for the years ended December 31, 2017, 2018 and 2019:

		Weighted
		Average	Weighted
		Remaining	Average
	Number of	Contractual	Grant Date
	RSUs	Life	Fair Value
		In years	US$
Unvested as of December 31, 2016	7,050,138	9.09
Granted	4,381,182		23.53
Forfeited	(2,104,716)
Vested	(1,890,568)
Unvested as of December 31, 2017	7,436,036	8.85
Granted	3,166,236		33.15
Forfeited	(813,520)
Vested	(2,083,858)
Unvested as of December 31, 2018	7,704,894	8.60
Granted	4,894,310		25.41
Forfeited	(545,618)
Vested	(2,698,378)
Unvested as of December 31, 2019	9,355,208	8.77
Fully vested and expected to vest as of December 31, 2019	22,234,204

As of December 31, 2019, there were a total of RMB1.5 billion unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement under the 2013 Plan. The expense is expected to be recognized over a weighted average period of 3.09 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures.

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

In October 2019, Zhuan Zhuan Holding adopted a share incentive plan, or the Zhuan Zhuan 2019 Plan. The Zhuan Zhuan 2019 Plan permits the awards of options. Awards of share rights may be granted under Zhuan Zhuan 2019 Plan to employees, consultants and directors of Zhuan Zhuan Holding and of any present or future parents or subsidiaries or variable interest entities of Zhuan Zhuan Holding. The maximum term of any share right granted under the plan is ten years from the grant date. The Zhuan Zhuan 2019 Plan will expire on October 1, 2029.

Share Option awards of Zhuan Zhuan

As of December 31, 2019, Zhuan Zhuan Holding had granted options for the purchase of certain ordinary shares to its employees and management. The options granted to the employees were to be vested over four years, one fourth (1/4) of which shall vest upon the first anniversary of the commencement date and the remaining shall vest every six months thereafter in equal installments. The options granted to management were to be vested over six years, 12.5% of which shall vest upon the second anniversary of the commencement date, 25% each shall vest on the third, fourth and fifth anniversary, respectively and the remaining 12.5% shall vest on the sixth anniversary.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

For the options awarded to the employees, the vested options will not be exercisable prior to Zhuan Zhuan Holding’s completion of a qualified IPO, therefore the completion of a qualified IPO is considered to be a performance condition and no compensation expense should be recognized until it becomes probable that the performance condition can be achieved. The options granted to management are exercisable once vested. As a result, the Group had only recognized the compensation expense for the options granted to the management for the years ended December 31, 2017, 2018 and 2019 and recognized no compensation expenses for the options granted to employees.

Restricted Share Units (“RSUs”) awards of Zhuan Zhuan

As of December 31, 2019, Zhuan Zhuan Holding had granted certain RSUs to the employees, for which one fourth (1/4) will become vested upon the first anniversary of the commencement date, and the remaining shall vest every six months thereafter in equal installments. The granted RSUs cannot be settled prior to Zhuan Zhuan Holding’s completion of a qualified IPO. The employees can keep holding the vested RSUs until Zhuan Zhuan Holding completes a qualified IPO or request Zhuan Zhuan Holding to redeem the vested RSUs upon the termination of their employment before they are able to be settled.

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

Restricted Share (“RS”) Awards of Zhuan Zhuan

As of December 31, 2019, Zhuan Zhuan Holding had granted certain restricted shares to management of Zhuan Zhuan Holding. The granted restricted shares are to be vested and settled over four years in equal installments. The management has the right to request Zhuan Zhuan Holding to redeem the vested RSs or to keep holding these vested RSs upon the termination of the employment, therefore this award is akin to a tandem award with two components: (i) a cash settled feature at the redemption value; (ii) an equity settled feature as a call option on the vested RSs. The Group recognized component (i) of this award over the requisite service period as liabilities and component (ii) as equities.

For the years ended December 31, 2017, 2018 and 2019, the Group recognized RMB15.7 million, RMB32.0 million and RMB33.9 million share-based compensation expenses for Zhuan Zhuan 2017 Plan. As of December 31, 2019, there were a total of RMB168.5 million unrecognized compensation expenses, adjusted for estimated forfeitures, related to non-vested share-based compensation arrangement and arrangements that are subject to performance condition. The expense is expected to be recognized over a weighted average period of 1.95 years. Total unrecognized compensation expenses may be adjusted for future changes in estimated forfeitures and probability of achieving the performance condition.

The Group recognized share-based compensation expenses under 58.com Share-based Awards, and Zhuan Zhuan Holding Share-based awards in total of RMB350.6 million, RMB462.9 million and RMB544.7 million for the years ended December 31, 2017, 2018 and 2019, respectively.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

24.	Earnings per share

The following table sets forth the computation of basic and diluted net earnings per share for the periods indicated:

	As of December 31,
	2017	2018	2019
	RMB	RMB	RMB
Numerator:
Net income	1,389,242	2,129,058	8,445,226
Net (income)/loss attributable to noncontrolling interests	(4,667)	139	8,033
Deemed dividend to mezzanine classified noncontrolling interests	(99,507)	(132,202)	(175,045)
Numerator for basic and diluted net earnings per share	1,285,068	1,996,995	8,278,214
Denominator:
Weighted average number of ordinary shares used in computing net earnings per share—basic	291,475,725	294,902,518	297,836,268
Weighted average number of ordinary shares used in computing net earnings per share—diluted	295,304,995	299,711,258	301,449,100
Net earnings per ordinary share attributable to ordinary shareholders - basic	4.41	6.77	27.79
Net earnings per ordinary share attributable to ordinary shareholders - diluted	4.35	6.66	27.46
Net earnings per ADS attributable to ordinary shareholders-basic	8.82	13.54	55.59
Net earnings per ADS attributable to ordinary shareholders - diluted	8.70	13.33	54.92

Basic net earnings per share is computed using the weighted average number of the ordinary shares outstanding during the period. Diluted net earnings per share is computed using the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the period. Class A and Class B ordinary shares are considered the same for the purposes of EPS calculation as they have identical earnings rights and preferences. For the years ended December 31, 2017, 2018 and 2019, options to purchase ordinary shares included in the calculation of diluted net income per share totaled 3,829,270, 4,808,740 and 3,612,832, respectively. For the years ended December 31, 2017, 2018 and 2019, the impact of share options granted under Zhuan Zhuan 2017 Plan was not dilutive, as Zhuan Zhuan has been in loss position.

25.Leases

Leases are classified as operating leases or finance leases in accordance with ASC 842. The Group’s leases are all operating leases mainly relating to corporate offices and outdoor billboards. For leases with terms greater than 12 months, the Group records the related asset and lease liability at the present value of lease payments over the term. The remaining lease terms for these operating leases are generally from 2 months to 8 years. Future lease payments under operating leases as of December 31, 2019 were as follows:

As of December 31, 2019
RMB
2020	152,716
2021	68,812
2022	22,974
2023	16,104
2024	12,060
Thereafter	24,048
Total minimum lease payments	296,714
Less: imputed interest	(20,850)
Total lease liability balance	275,864

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

Rental expense under operating leases was RMB143.5 million and RMB177.1 million for the years ended December 31, 2017 and 2018, respectively. Operating lease expense for the year ended December 31, 2019 was RMB158.8 million, which excluded cost of short-term contracts. Short-term lease cost for the year ended December 31, 2019 was RMB35.9 million.

For the Year ended
December 31, 2019
RMB
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	152,156
Right-of-use assets obtained in exchange for new operating lease liabilities:
Operating leases	120,271
Weighted-average remaining lease term-operating leases	3.51 years
Weighted-average discount rate-operating	4.75%

As of December 31, 2018, the future minimum lease payments under the Group’s non-cancelable operating lease agreements based on ASC 840 are as follows:

Operating leases
RMB
2019	187,581
2020	103,807
2021	66,499
2022	15,243
Beyond 2022	65,142

26.	Commitments and contingencies
(a)	Commitments

The Group engaged third parties for promoting its brand image through various advertising channels, including advertising on internet search engines, platforms and other traditional off-line media. The amount of advertising commitments relates to the committed advertising services that have not been delivered and paid. As of December 31, 2019, future minimum advertising commitments under non-cancelable agreements are RMB73.8 million.

The Group’s investment commitments primarily relate to capital contributions obligation under certain arrangements. The total investment commitments contracted but not yet reflected in the financial statements amounted to RMB80 million.

Other than those shown above, the Group did not have any significant capital or other commitments, or long-term obligations as of December 31, 2019.

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

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

27.	Related party transactions

Related party transactions primarily related to the transactions with 58 Finance and Tencent, the natures and amounts of which have been disclosed in Note 7, Note 8 and Note 2(t), respectively. Other related party transactions, which were primarily with the Group’s investees, were insignificant for all periods presented.

As of December 31, 2018 and 2019, amounts due from/to related parties are summarized as below:

	As of December 31,
	2018	2019
	RMB	RMB
Amounts due from related parties, current
Tencent	167,963	133,201
58 Finance	82,725	339,415
Others	7,866	17,485
Total	258,554	490,101

Amounts due from related parties, non-current
58 Finance	491,656	191,055
Others	—	13,500
Total	491,656	204,555

Amounts due to related parties, current
Tencent	45,854	65,153
Others	10,758	33,655
Total	56,612	98,808

As of December 31, 2018 and 2019, the balances due from Tencent primarily included accounts receivables from Tenpay, which is a payment platform of Tencent. As of December 31, 2018 and 2019, the balances due to Tencent mainly related to payables for SMS cost and advertisement fees.

In 2019, 58 Finance (the “Borrower”) borrowed RMB400 million with an interest rate of 4.25% per annum and one-year maturity from a third party Chinese local commercial bank. The Group has provided guarantees for the RMB400 million loan and deposited and pledged a total amount of RMB417 million to that bank as collateral against the loan. The Borrower shall pay the Group RMB16 million guarantee service fees and reimburse the Group for any payment to the bank in case of its default on the loan.

According to ASC 460, the Group recognized guarantee liabilities amounting to RMB16 million which equals to the fair values of the guarantees at their inception. The guarantee liabilities were recorded as other current liabilities in the Group’s consolidated balance sheets. The Group adopted a rational amortization method over the life of the guarantee in the subsequent measurement and reduced the guarantee liability by recording a credit to net income. The Group recorded the RMB16 million guarantee service fees receivable as other current assets and the RMB417 million cash deposited and pledged to the bank as restricted cash-current, respectively in its consolidated balance sheets as of December 31, 2019. Net income for these guarantees for the year ended December 31, 2019 was immaterial to the consolidated financial statements.

As of December 31, 2018 and 2019, the balances due from the disposal of Finance Business have been disclosed in Note 8 and Note 10.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

28.	Subsequent events

In January 2020, pursuant to the arrangement in the framework agreement as discussed in Note 8, the Group contributed US$71.4 million as registered capital and helped Golden Pacer set up a financial guarantee company, and Golden Pacer will repay the amount of contribution in installments, plus interest to be determined based on the market interest rate, over the subsequent three-year period.

In February 2020, the Company lent RMB104.7 million to 58 Home, which will be due within one-year from the date of lending. Meanwhile, 58 Daojia Limited, the majority owned subsidiary of 58 Home, also executed the transaction documents for its series B round of equity financing, which amounted to US$100 million, with external investors in the first quarter of 2020.

On March 24, 2020, the Company entered into definitive agreements with Uxin to purchase certain assets and liabilities related to Uxin’s B2B online used car auction business for a total cash consideration of US$105 million. The transaction is expected to be closed in the first half of 2020. The Group is evaluating the accounting impact of this transaction.

As disclosed in Note 14(j), the Company invested RMB153 million in cash and held 30% of the equity interests in Ai Fang as of December 31, 2019. In March 2020, the Company invested additional RMB139.1 million in Ai Fang's equity and RMB370.9 million in Ai Fang’s convertible notes, after that the Company’s equity interest in Ai Fang was increased to 45%. The Group is in the process of evaluating the accounting impact of this transaction.

In September 2019, in order to provide the Finance Business with more flexibility in future fund raising and acquisitions, the Company entered into definitive agreements to convert its profit participation rights in Golden Pacer to certain number of shares of Golden Pacer. In parallel, Golden Pacer entered into definitive agreements with Uxin, pursuant to which Golden Pacer will acquire the loan facilitation related business from Uxin. In April 2020, the abovementioned transactions were completed when Golden Pacer and Uxin entered into supplementary agreements to modify their transactions in light of the changes in the regulatory environment and the impact of COVID-19 outbreak. The Company has converted the abovementioned profit participation rights into equity of Golden Pacer, and as of the date of this report, the Company holds 40% of the share capital of Golden Pacer on a fully diluted basis. The Group is in the process of evaluating the accounting impact of these transactions.

The outbreak of COVID-19 began in January 2020 and was quickly declared as a Public Health Emergency of International Concern and subsequently a pandemic by the World Health Organization. To control the spread of COVID-19, PRC government has implemented a series of strict measures, including travel restrictions, quarantines, and a temporary shutdown of businesses which resulted in a decrease in activity level among our paying business users. In particular, paying business users that require in-person meetings to conduct their business, including those in the secondary housing and rental real estate sector, used auto dealers, local service providers, and recruiters, have been adversely and materially affected by these interruptions and delayed business resumption. As the Group’s revenues are generated primarily from these paying business users, most of whom are small and medium-sized local businesses, the outbreak of COVID-19 and subsequent prevention and control measures have adversely affected the Group’s business operations and financial conditions in the first quarter of 2020. For instance, the Group’s revenues for the first quarter of 2020 were estimated to decline significantly compared to the same period in 2019. The Group also scaled back certain expenses, particularly some discretionary advertising expenses to mitigate the adverse impact on its profit. During February 2020, a majority of the Group’s employees worked from home. As the Group’s customers, many of whom are migrant workers, took longer to resume normal businesses due to these quarantine measures, the Group also delayed hiring for its sales and customer services teams. The outbreak of COVID-19 also adversely affected the business operations of the Group’s investees, which will likely result in downward adjustments to the Group’s long-term investment, and if the impacts of the COVID-19 pandemic become other than temporary, impairment losses will be recognized for the Group’s long-term investments. Since the end of February 2020, the number of daily new cases of COVID-19 in China have been contained at a relatively low level, the quarantine measures have been gradually relaxed or lifted. Offline business activities have been recovering and the Group’s employees are going back to offices. Despite the recovering trend the Group has observed till the date of this report, there is still high uncertainty as to how the ongoing pandemic will develop and its impact on the Group’s business going forward. If the pandemic continues to impact economic activity subsequent to the date of this report, the uncertainty may continue to have adverse impact on the Group’s business, financial condition and results of operations for the remainder of the fiscal year ending December 31, 2020, which cannot be reasonably estimated at the current stage. The Group will regularly assess and adopt measures to offset any challenges created by the ongoing pandemic.

58.com Inc.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share, per share and per ADS data, unless otherwise noted)

29.	Restricted net assets

PRC laws and regulations permit payments of dividends by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. In addition, the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are required to annually appropriate 10% of their net after-tax income to the statutory general reserve fund prior to payment of any dividends, unless such reserve funds have reached 50% of their respective registered capital. As a result of these and other restrictions under PRC laws and regulations, the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries incorporated in the PRC are restricted in their ability to transfer a portion of their net assets to the Company either in the form of dividends, loans or advances, which restricted portion amounted to RMB2.1 billion and RMB2.7 billion as of December 31, 2018 and 2019, respectively. Even though the Company currently does not require any such dividends, loans or advances from the PRC entities for working capital and other funding purposes, the Company may in the future require additional cash resources from them due to changes in business conditions, to fund future acquisitions and development, or merely to declare and pay dividends or distributions to its shareholders. Except for the above, there is no other restriction on the use of proceeds generated by the Company’s subsidiaries, the VIEs and VIEs’ subsidiaries to satisfy any obligations of the Company. The Group performed a test on the restricted net assets of its consolidated subsidiaries, the VIEs and VIEs’ subsidiaries (the "restricted net assets") in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), "General Notes to Financial Statements" and concluded that the restricted net assets did not exceed 25% of the consolidated net assets of the Group as of December 31, 2019.