Form 20-F/A
period 2019-12-31
58.com Inc.
filed 2020-06-29
CIK 1525494

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ⌧

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

This Amendment No. 1 on Form 20-F/A (the “Amendment”) amends the Annual Report on Form 20-F for the year ended December 31, 2019 of 58.com Inc. (the “58.com”), as originally filed with the U.S. Securities and Exchange Commission, or the SEC, on April 29, 2020 (the “Original Filing”). 58.com is filing the Amendment solely to include the financial statements and related notes of 58 Daojia Inc. (the “58 Home”), an unconsolidated subsidiary of 58.com incorporated in the British Virgin Islands, as required by Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (the “Rule 3-09”).

58.com owns 68.8% of the total outstanding shares of 58 Home on an as-converted basis. As certain rights provided to the noncontrolling Series A preferred shareholders of 58 Home would be viewed as substantive participating rights under U.S. GAAP, 58.com has ceased consolidating the financial results of 58 Home in its consolidated financial statements in accordance with U.S. GAAP since November 27, 2015. 58.com accounts for its investment in 58 Home using equity method. As 58 Home was considered to be a significant equity method investee of 58.com, its financial statements are included as an exhibit to the Annual Report of 58.com on Form 20-F in accordance with Rule 3-09.

The Original Filing is being amended by this Amendment to include as exhibits: (i) the 58 Home financial statements for the periods presented, (ii) the consent of the independent auditor of 58 Home and (iii) certifications by the Chief Executive Officer and Chief Financial Officer of 58.com. This Amendment does not affect any other parts of, or exhibits to, the Original Filing, nor does it reflect events occurring after the date of the Original Filing. Accordingly, this Amendment should be read in conjunction with the Original Filing and any documents filed with or furnished to the SEC by 58.com subsequent to April 29, 2020.

Item 19. Exhibits	1

ITEM 19.EXHIBITS

Exhibit Number	Description of Document

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

4.2

2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-191424), as amended, initially filed with the SEC on September 27, 2013), and Amendment No. 1 to the 2013 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form S-8 (File No. 333-205011) filed with the SEC on June 17, 2015).

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

4.6

English translation of the Equity Interest Pledge Agreements, as amended and restated, among Beijing Chengshi Wanglin Information Technology Co., Ltd., Beijing 58 Information Technology Co., Ltd. and each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 and June 28, 2013, respectively (incorporated herein by reference to Exhibit 4.6 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.7

English translation of the Amended and Restated Exclusive Option Agreements among Beijing Chengshi Wanglin Information Technology Co., Ltd., Jinbo Yao and Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 (incorporated herein by reference to Exhibit 4.7 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.8

English translation of Power of Attorney issued by each of the shareholders of Beijing 58 Information Technology Co., Ltd. dated April 30, 2018 and June 28, 2013, respectively (incorporated herein by reference to Exhibit 4.8 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.9

English translation of Loan Agreements between Beijing Chengshi Wanglin Information Technology Co., Ltd. and each of the individual shareholders of Beijing 58 Information Technology Co., Ltd. (incorporated herein by reference to Exhibit 4.9 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

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

4.12

English translation of form of the Exclusive Business Cooperation Agreement between 58 Home’s WFOE and a VIE (incorporated herein by reference to Exhibit 4.12 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.13

English translation of form of the Amended and Restated Equity Interest Pledge Agreements among 58 Home’s WFOE, a VIE and each of the shareholders of a VIE (incorporated herein by reference to Exhibit 4.13 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019)

4.14

English translation of form of the Amended and Restated Exclusive Option Agreements among 58 Home’s WFOE, a VIE and each of the shareholders of a VIE (incorporated herein by reference to Exhibit 4.14 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.15

English translation of form of the Amended and Restated Power of Attorney issued by each of the shareholders of a VIE (incorporated herein by reference to Exhibit 4.15 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

4.16

English translation of form of the Amended and Restated Loan Agreements between 58 Home’s WFOE and each of the shareholders of a VIE (incorporated herein by reference to Exhibit 4.16 of the Registrant’s Annual Report on Form 20-F (File No. 001-36140), as amended, initially filed with the SEC on April 19, 2019).

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

Date: June 29, 2020